Form 20-F
period 2020-12-31
I-Mab
filed 2021-04-28
CIK 1778016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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

*

Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
164,888,519
ordinary shares outstanding, par value of US$0.0001 per share, including 4,036,868 ordinary shares issued upon the exercising or vesting of awards granted under our share incentive plans, as of December 31, 2020.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒
  Yes

☐
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
☒
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

i

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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	the timing of initiation and completion, and the progress of our drug discovery and research programs;

•	the timing and likelihood of regulatory filings and approvals;

•	our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;

•	the approval, pricing and reimbursement of our drug candidates;

•	the commercialization of our drug candidates;

•	the market opportunities and competitive landscape of our drug candidates;

•	the payment, receipt and timing of any milestone payments in relation to the licensing agreements;

•	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;

•	our ability to attract and retain senior management and key employees;

•	our future business development, financial condition and results of operations;

•	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;

•	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;

•	our ability to continue to maintain our market position in China’s biopharmaceutical and biotechnology industries;

•	our ability to identify and integrate suitable acquisition targets;

•	changes to regulatory and operating conditions in our industry and markets; and

•	potential impact of COVID-19 pandemic on our current and future business development, financial condition and results of operations.
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
Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION

A.	Selected Financial Data
The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2017, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.
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

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue	11,556	53,781	30,000	1,542,668	236,424
Expenses
Research and development expenses (1)	(267,075)	(426,028)	(840,415)	(984,689)	(150,910)
Administrative expenses (1)	(25,436)	(66,391)	(654,553)	(402,409)	(61,672)

Income (loss) from operations	(280,955)	(438,638)	(1,464,968)	155,570	23,842
Interest income	858	4,597	30,570	24,228	3,713
Interest expense	(5,643)	(11,695)	(2,991)	(957)	(147)
Other income (expenses), net	1,527	(16,780)	(20,205)	412,892	63,278
Equity in loss of an affiliate (1)	—	—	—	(108,587)	(16,642)
Fair value change of warrants	(14,027)	61,405	5,644	—	—

Income (loss) before income tax expense	(298,240)	(401,111)	(1,451,950)	483,146	74,044
Income tax expense	—	(1,722)	—	(12,231)	(1,874)

Net income (loss) attributable to I-Mab	(298,240)	(402,833)	(1,451,950)	470,915	72,170
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	—	(5,283)	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	—	(27,768)	—	—

Net income (loss) attributable to ordinary shareholders	(298,240)	(402,833)	(1,485,001)	470,915	72,170

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	5,918	53,689	10,747	(120,920)	(18,531)

Total comprehensive income (loss) attributable to I-Mab	(292,322)	(349,144)	(1,441,203)	349,995	53,639
Net income (loss) attributable to ordinary share-holders	(298,240)	(402,833)	(1,485,001)	470,915	72,170

Weighted-average number of ordinary shares used in calculating net income (loss) per share
Basic	5,742,669	6,529,092	7,381,230	134,158,824	134,158,824
Diluted	5,742,669	6,529,092	7,381,230	157,231,652	157,231,652
Net income (loss) per share attributable to ordinary shareholders
Basic	(51.93)	(61.70)	(201.19)	3.51	0.54
Diluted	(51.93)	(61.70)	(201.19)	3.00	0.46
Net income (loss) per ADS attributable to ordinary shareholders
Basic	(119.44)	(141.91)	(462.74)	8.07	1.24
Diluted	(119.44)	(141.91)	(462.74)	6.90	1.06

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Research and development expenses	2,112	1,056	470	284,431	43,591
Administrative expenses	4,927	2,464	514,733	209,033	32,036
Equity in loss of an affiliate	—	—	—	32,707	5,013

Total	7,039	3,520	515,203	526,171	80,640

The following table presents our selected consolidated statements of balance sheet data as of December 31, 2017, 2018, 2019 and 2020:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	307,930	1,588,278	1,137,473	4,758,778	729,315
Restricted cash	104,783	92,653	55,810	—	—
Accounts receivable	—	—	—	130,498	20,000
Contract assets	—	11,000	—	227,391	34,849
Short-term investments	—	—	32,000	31,530	4,832
Prepayments and other receivables	12,633	88,972	136,036	195,467	29,957
Other financial assets	266,245	255,958	—	—	—

Total current assets	691,591	2,036,861	1,361,319	5,343,664	818,953
Property, equipment and software	22,336	27,659	30,069	25,272	3,873
Operating lease right-of-use assets	—	—	16,435	14,997	2,298
Intangible assets	148,844	148,844	148,844	120,444	18,459
Goodwill	162,574	162,574	162,574	162,574	24,916
Investment accounted for using the equity method	—	—	—	664,832	101,890
Other non-current assets	—	—	18,331	2,010	308

Total assets	1,025,345	2,375,938	1,737,572	6,333,793	970,697

Total liabilities	309,151	415,684	668,090	706,648	108,298
Total mezzanine equity	1,015,989	2,915,358	3,104,177	—	—
Shareholders’ deficit
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized as of December 31, 2019 and 800,000,000 shares authorized as of December 31, 2020, respectively; 8,363,719 shares issued and outstanding as of December 31, 2019 and 164,888,519 shares issued and outstanding as of December 31, 2020, respectively)	6	6	6	114	17
Treasury stock	(1)	(1)	—	—	—
Additional paid-in capital	52,369	—	389,379	7,701,116	1,180,249
Accumulated other comprehensive income (loss)	5,691	59,380	70,127	(50,793)	(7,784)
Accumulated deficit	(357,860)	(1,014,489)	(2,494,207)	(2,023,292)	(310,083)

Total shareholders’ equity/(deficit)	(299,795)	(955,104)	(2,034,695)	5,627,145	862,399

Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,025,345	2,375,938	1,737,572	6,333,793	970,697

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2017	2018	2019	2020
		RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in) generated from operating activities	(252,157)	(280,705)	(867,982)	433,558	66,446
Net cash (used in) generated from investing activities	(157,665)	9,500	212,462	(201,901)	(30,943)
Net cash generated from financing activities	758,585	1,479,669	152,709	3,440,481	527,277
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(132)	59,754	15,163	(106,643)	(16,344)

Net increase (decrease) in cash, cash equivalents and restricted cash	348,631	1,268,218	(487,648)	3,565,495	546,436
Cash, cash equivalents and restricted cash, beginning of the year	64,082	412,713	1,680,931	1,193,283	182,879

Cash, cash equivalents and restricted cash, end of the year	412,713	1,680,931	1,193,283	4,758,778	729,315

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
We have incurred net losses in the past and we may not be able to maintain profitability in the future.
Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through private placements. While we have generated revenue from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we continue to incur significant research and development expenses and other expenses related to our ongoing operations. As a result, we had incurred net losses of RMB402.8 million and RMB1,452.0 million in 2018 and 2019, respectively, and had net income of RMB470.9 million (US$72.2 million) in 2020. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We cannot assure you that we will be able to continue to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to out-license
some of our commercialization rights and execute our product commercialization strategies as our business further grows in scale. Accordingly, we intend to continue to invest for the foreseeable future in certain activities relating to our development, including, but not limited to, the following:

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
Typically, it takes many years to develop one new drug from the time it is discovered to when it becomes available for treating patients. During the process, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend partially on the rate of the future growth of our expenses, our ability to generate revenues and the timing and amount of milestone payments and other payments that we receive from or pay to third parties. If any of our drug candidates fails during clinical trials or does not gain regulatory approval, or, even if approved, fails to achieve market acceptance, our business may not become profitable. Even if we continue to achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.
We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our major drug candidates.
Since our inception, our operations have consumed substantial amounts of cash. We had raised over US$400 million in pre-IPO
financing in the past three years and received total net proceeds of approximately US$105.3 million from our initial public offering. We spent RMB280.7 million and RMB868.0 million in net cash to finance our operations in 2018 and 2019, respectively, and generated RMB433.6 million (US$66.4 million) in net cash from our operations in 2020.
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
COVID-19
has spread globally and the World Health Organization (WHO) has declared it a pandemic. While still evolving, the
COVID-19
pandemic has brought uncertainties and interruptions to global economy and caused significant volatility across the financial markets, which had a cooling effect on the financing and investing activities in general. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, our initial public offering and private placement, will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the impact of the
COVID-19
and volatility in the financial markets continue, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity. For other risks related to the
COVID-19,
see “—Our business and results of operations could be adversely affected by public health crisis (including the
COVID-19
global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”
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
Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in pre-clinical
or clinical development, and other new drug candidates that we may identify and develop. As of the date of annual report, we have obtained IND approvals from the NMPA for eight of our drug candidates, felzartamab, olamkicept, efineptakin alfa, lemzoparlimab, uliledlimab, plonmarlimab, eftansomatropin alfa and TJ210. In addition, we have obtained IND approvals from the FDA for six of our drug candidates, lemzoparlimab, uliledlimab, plonmarlimab, TJ210,
TJ-L14B
and
TJ-CD4B;
from the Taiwan Food and Drug Administration (the “TFDA”) for two of our drug candidates, felzartamab and olamkicept; and from the Korea Ministry of Food and Drug Safety (the “MFDS”) for olamkicept. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates has been approved for marketing in China or any other jurisdiction. Each of our drug candidates will require additional pre-clinical
and/ or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.
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
We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the NMPA, the FDA, or similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays. As of the date of this annual report, we have initiated clinical trials for olamkicept in South Korea and Greater China, for efineptakin alfa and eftansomatropin alfa in China, for felzartamab in Greater China, for TJ210 in the United States, for lemzoparlimab, plonmarlimab and uliledlimab in China and the United States.
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
The time required to obtain the approval of the NMPA, the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of pre-clinical
studies and clinical trials, although they are typically provided within 12 to 18 months after clinical trials are completed. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. As of the date of this annual report, we have obtained IND approvals from the NMPA for eight of our drug candidates, felzartamab, olamkicept, efineptakin alfa, lemzoparlimab, uliledlimab, plonmarlimab, eftansomatropin alfa and TJ210.
In addition, we have obtained IND approvals from the FDA for six of our drug candidates, lemzoparlimab, uliledlimab, plonmarlimab, TJ210,
TJ-L14B
and
TJ-CD4B;
from the TFDA for two of our drug candidates, felzartamab and olamkicept; and from the MFDS for olamkicept. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates or any drug candidates we may discover, in-license
or acquire and seek to develop in the future.
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
We have limited experience in managing the manufacturing process. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. As of the date of this annual report, we have no existing manufacturing infrastructure or capabilities. We intend to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. However, the investment for building this new biologics manufacturing facility that is compliant with cGMP regulations will be a significant upfront cost for us. In turn, this could materially harm our commercialization plans.
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
We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur recurring or non-recurring
expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our ADSs, or disrupt our management and business. For example, we have entered into a license and collaboration agreement with MorphoSys AG (“MorphoSys”), pursuant to which we in-licensed
from MorphoSys the development and commercialization rights of felzartamab in Greater China. Another example is our collaboration with AbbVie. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.
The effectiveness of the contract with AbbVie is subject to our performance of certain contractual obligations and regulatory approval; such approval may not be obtained or may be delayed, which could result in a detrimental effect on our collaboration. For a more detailed discussion, please see “Item 4. Information on the Company—B. Business—Our Global Strategic Collaborations—Global Strategic Partnership with AbbVie.” In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.
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
Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of December 31, 2020, our owned patent portfolio consists of 22 issued patents and 241 patent applications primarily in connection with the drug candidates in our Global Portfolio, including 18 Patent Cooperation Treaty (“PCT”) patent applications, 18 U.S. patent applications, 16 PRC patent applications and 211 patent applications in other jurisdictions. In addition, as of December 31, 2020, we in-licensed
the Greater China and Korea rights relating to 24 issued patents and 31 pending patent applications primarily in connection with felzartamab, eftansomatropin alfa, olamkicept, enoblituzumab and efineptakin alfa. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in China, the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.
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
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case,
Assoc. for Molecular Pathology v. Myriad Genetics, Inc.
, the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that our currently issued patents and any patents that may issue from our pending patent applications directed to our drug candidates if issued in their currently pending forms, as well as patent rights licensed by us, will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.
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
In addition, we rely on CROs, our partners and other third parties to monitor and manage data for some of our ongoing pre-clinical
and clinical programs and control only certain aspects of their activities. If any of our CROs, our partners or other third parties do not perform to our standards in terms of data accuracy or completeness, data from those pre-clinical
and clinical trials may be compromised as a result, and our reliance on these parties does not relieve us of our regulatory responsibilities. For a detailed discussion, see “—Risks Related to Our Reliance on Third Parties—As we rely on third parties to conduct our pre-clinical
studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed” above.
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

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the China Cyberspace Administration in 2017, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval from the Science and Technology Administration Department of the State Council where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data, administrative fines and criminal liabilities. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.
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

Our operating results for fiscal year 2020, our China operations and our worldwide operations could be adversely affected by the outbreak of and response to the coronavirus or other health crises.
Our business, financial condition and results of operations could be adversely affected by the
COVID-19
pandemic. The global pandemic of
COVID-19,
the disease caused by a novel strain of coronavirus, has created significant business disruption which could materially and adversely affect our business and operations. The pandemic has resulted in governments implementing numerous measures to contain
COVID-19,
such as travel bans and restrictions, quarantines,
shelter-in-place,
temporary shutdown of factories, business limitations, or total lock-down orders. These containment measures are subject to change and may be further tightened. This pandemic has led to temporary closure of our offices in the first quarter of 2020, causing cancellation of physical participation in meetings, restrictions on employee travels, and a significant portion of our employees working from home, which resulted in lower work efficiency and productivity, and the disruption to our business operations and clinical trials.
The pandemic of
COVID-19
and the resulting government measures may materially and adversely impact our planned and ongoing clinical trials and development. Clinical site initiation, including recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the
COVID-19
pandemic. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. Hospitals have also had reduced patient flow in general during the pandemic period. As a result, the expected timeline for data readouts of our clinical trials and potential submission and filings will likely be negatively impacted, which would adversely affect and delay our ability to obtain certain regulatory approvals, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to
COVID-19,
may be impeded, which would also materially and adversely impact our clinical trial operations. As a result of disruptions caused by the
COVID-19
pandemic, we may require additional capital to continue our research activities, which we may be unable to secure on favorable terms, if at all. In addition, we believe that our business partners, such as our licensing partners, CROs, CMOs or suppliers, have also experienced and may continue to experience similar or more severe disruptions to their business operations. Any disruption to the business operations of us and our business partners could materially and adversely affect the development of our drug candidates, our business, financial condition and results of operations. To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of the
COVID-19
Pandemic” for a detailed description of the impact of the
COVID-19
pandemic on our business.
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
Our business could be adversely affected by the effects of epidemics, including
COVID-19,
avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our offices and laboratories. For example, in early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
pandemic has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories. As research hospitals and government agencies focus clinical resources on the pandemic, we believe that there could be some delay in regulatory interactions and inspections and patient recruitment and participation, particularly in the first quarter of 2020. Meanwhile, the pandemic of
COVID-19
continues in the United States and other countries, and related government and private sector responsive actions may cause some delay in our ongoing clinical trials in the United States. We have taken a series of measures in response to the pandemic, including, among others, remote working arrangement for our employees. These measures could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. The extent to which
COVID-19
impacts our results of operations will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. These uncertain and unpredictable factors include, but are not limited to, potential adverse effects of the pandemic on the economy, our suppliers, CROs, CMOs and other contractors. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese economy in general. To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, including those relating to our ability to initiate or continue clinical trials for our drug candidates.
If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form
20-F.
In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2020. See also “Item 15. Controls and Procedures” for a detailed description of management’s report on internal control over financial reporting and remediation of the material weaknesses in internal control over financial reporting reported in 2019.
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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the
R
e
p
ort on Prote
c
t
i
ng United States
I
n
ve
sto
r
s f
r
om Sign
i
f
i
c
ant Ris
k
s f
r
om
C
hinese
Compani
e
s
to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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
As a publicly-listed company, we and certain of our subsidiaries face additional exposure to claims and lawsuits inside and outside China. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day
operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.
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
Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct or improper activities, or negative rumors relating to us, our management, employees, business partners or affiliates, can harm our business and results of operations, even if they are unsubstantiated or are satisfactorily addressed. Any regulatory inquiries or investigations or other actions against our management, any perceived unethical, fraudulent, or inappropriate business conduct by us or perceived wrong doing by any key member of our management team or other employees, our business partners or our affiliates, could harm our reputation and materially adversely affect our business. Regardless of the merits or final outcome of any such regulatory inquiries or investigations or other actions, our reputation may be substantially damaged, which may impede our ability to attract and retain talents and business partners and grow our business.
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
We are or will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
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
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.
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
Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the
COVID-19
pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the then U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

While we have not started commercialization of drug candidates, any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.
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
We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”) and the 2020 Share Incentive Plan (the “2020 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of February 28, 2021, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 7,115,955 ordinary shares, 9,948,512 ordinary shares, 72,000 ordinary shares and 1,052,025 ordinary shares under the 2017 Plan, the 2018 Plan, the 2019 Plan and the 2020 Plan, respectively, excluding options that were forfeited, cancelled, or exercised after the relevant grant date; and (ii) restricted share units to receive an aggregate of 5,106,141 ordinary shares under the 2020 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
General Risks Related to Our ADSs
The trading price of our ADSs may be volatile, which could result in substantial losses to you.
The trading price of our ADSs ranged from US$9.30 to US$65.94 per ADS since the listing of ADSs on Nasdaq. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

•	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	the results of our testing and clinical trials;

•	the results of our efforts to acquire or license additional drug candidates;

•	variations in the level of expenses related to our existing drugs and drug candidates or pre-clinical, clinical development and commercialization programs;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	fluctuations in product revenue, sales and marketing expenses and profitability; manufacture, supply or distribution shortages;

•	variations in our results of operations;

•	announcements about our results of operations that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on results of operations;

•	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

•	changes in financial estimates by securities research analysts;

•	media reports, whether or not true, about our business, our competitors or our industry;

•	additions to or departures of our management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs by us, our executive officers and directors or our shareholders;

•	any share repurchase program;

•	general economic and market conditions and overall fluctuations in the U.S. equity markets;

•	changes in accounting principles; and

•	changes or developments in the PRC or global regulatory environment.
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
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
On July 15, 2020, we announced that our board of directors has authorized a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a twelve-month period effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s). From July 15, 2020 to the date of this annual report, we did not repurchase any ADSs. Our share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time.

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
Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2021, we had 166,532,087 ordinary shares issued and outstanding (excluding 2,982,401 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans). Among these shares, 73,412,688 ordinary shares are in the form of ADSs (including 2,982,401 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans), which are freely transferable without restriction or additional registration under the Securities Act. On December 14, 2020, the SEC declared effective a registration statement on Form
F-1,
under which the selling shareholders identified therein may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company. On March 23, 2021, the SEC declared effective a post-effective amendment to this registration statement on Form
F-1
that terminates the effectiveness of this registration statement and removes from registration all securities registered but not sold under this registration statement. On March 19, 2021, we filed a prospectus supplement as part of a registration statement on Form
F-3
(Registration
No. 333-252793),
under which the selling shareholders identified therein may offer, from time to time, up to 19,050,555 ordinary shares, including ordinary shares represented by ADSs of our company. Remaining ordinary shares issued and outstanding will be available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market, or sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale could cause the price of our ADSs to decline.

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
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”), which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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

We retain broad discretion in the use of the net proceeds from our initial public offering.
We retain broad discretion in the application of the net proceeds from our initial public offering and could spend the proceeds in ways that do not produce income or increase our ADS price. We have not determined a specific use for a portion of the net proceeds of our initial public offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the net proceeds from our initial public offering are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering. We cannot assure you that the net proceeds from our initial public offering will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.
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
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to adoption of the 2020 Plan. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers.
There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of quarterly average) during such year produce or are held for the production of passive income. We do not believe that we were a PFIC for the taxable year ended December 31, 2020. Although we do not believe we were a PFIC for the taxable year ended December 31, 2020, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of gross income for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive
or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information––E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”
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
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
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
We commenced our operations in November 2014, when our predecessor Third Venture Biopharma (Nanjing) Co., Ltd (“Third Venture”) was established.
I-Mab
was established in June 2016 under the laws of the Cayman Islands as our offshore holding company. In July 2016,
I-Mab
established
I-Mab
Biopharma Hong Kong Limited
(“I-Mab
Hong Kong”), as its intermediary holding company. In August 2016,
I-Mab
Hong Kong established a wholly-owned PRC subsidiary,
I-Mab
Biopharma Co., Ltd.
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
In 2020, we have taken concrete steps to execute our plan to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. The project will be financed by a combination of internal and external sources. A group of domestic investors in China have agreed to invest a total of US$120 million (in RMB equivalent) in cash. Upon closing, we, through our wholly owned subsidiary and parties acting in concert, will remain the majority shareholder of I-Mab Biopharma
(Hangzhou)
Limited (“I-Mab Hangzhou”),
the entity holding the Hangzhou Facility, and retain a managing role and take full control to build and operate the manufacturing facility.
In September 2020, we,
through I-Mab Biopharma
Co., Ltd.
and I-Mab Biopharma
US Limited, each a wholly-owned subsidiary of our company, entered into a broad global collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab. We retain the rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Hong Kong and Macau. AbbVie will conduct further global clinical trials (which we may elect to co-fund) to
evaluate lemzoparlimab in multiple cancers. This deal also allows for potential collaboration on future CD47-related therapeutic agents, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta
®
). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories. In addition, we and AbbVie will share manufacturing responsibilities, with AbbVie being the primary manufacturer for supply outside of Mainland China, Hong Kong and Macau and us being the primary manufacturer for supply in Mainland China, Hong Kong and Macau. We believe that this collaboration will accelerate the establishment of our commercial production operations in China. Pursuant to this collaboration, AbbVie has paid us an upfront payment of US$180 million and milestone payment of US$20 million. We will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low-to-mid
teen percentages on global net sales outside of Mainland China, Hong Kong and Macau. In addition, AbbVie has a license and right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by us and we cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

In September 2020, we entered into definitive subscription agreements (collectively, the “Subscription Agreements,” and each, a “Subscription Agreement”) with a consortium of institutional investors, pursuant to which we agree to issue and sell to these investors (i) a total of 29,133,502 ordinary shares of our company for an aggregate purchase price of approximately US$418 million (equivalent to a price of US$33 per ADS); and (ii) warrants (the “Investor Warrants”) to subscribe for up to 5,341,267 ordinary shares of our company at an exercise price of US$45 per ADS, subject to the closing conditions set forth in the Subscription Agreements. On September 11, 2020, we issued 20,421,378 ordinary shares to these investors pursuant to the Subscription Agreements. The Subscription Agreement with the Hillhouse Entities contemplates two closings. The first closing occurred in September 2020 and the second closing occurred in December 2020. The closings of the Subscription Agreements with investors other than the Hillhouse Entities have occurred in September 2020.
On December 14, 2020, the SEC declared effective a registration statement on Form
F-1,
under which the selling shareholders identified therein may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company. On March 23, 2021, the SEC declared effective a post-effective amendment to this registration statement on Form
F-1
that terminates the effectiveness of this registration statement and removes from registration all securities registered but not sold under this registration statement. On March 19, 2021, we filed a prospectus supplement as part of a registration statement on Form
F-3
(Registration
No. 333-252793),
under which the selling shareholders identified therein may offer, from time to time, up to 19,050,555 ordinary shares, including ordinary shares represented by ADSs of our company. We will not receive any of the proceeds from the sale of the ordinary shares or ADSs by the selling shareholders under this registration statement.
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
Executive Summary
Our company has made tremendous progress on multiple fronts since our initial public offering in January 2020. The major progress is highlighted in the three areas of significant business value as summarized below.
Firstly
, we have made remarkable progress in rapidly advancing our innovative pipeline and achieved a series of critical clinical milestones. Since IPO in January 2020, we have achieved nineteen significant clinical milestones. As a result, our pipeline today has progressed to include three registrational trials with the first NDA planned in 2021 and more than ten Phase 1 and 2 clinical programs in both the U.S. and China. In particular, critical advancements have been made with the core assets of near-term value realization, which include two late-stage assets, i.e. felzartamab and eftansomatropin alfa, that are progressing towards NDA and two representative homegrown clinical assets, i.e. lemzoparlimab and uliledlimab, that are now among the global front-runners. Our internally developed assets of the global portfolio have begun to demonstrate their innovative potential and value through the U.S.-initiated clinical trials. We have set our goals to deliver a new series of key clinical milestones in 2021 to transform the pipeline in its readiness for near-term product launches in China as well as its validated clinical differentiation as exemplified by lemzoparlimab.

•
Late-stage assets advancing towards NDA
. Both felzartamab and eftansomatropin alfa are in registrational clinical trials with NDA planned for felzartamab in 2021 and for eftansomatropin alfa in 2023. Both plonmarlimab and efineptakin alfa are now in Phase 2/3 clinical trials in the U.S. or China, respectively. Additional Phase 2 studies are expected in 2021.

•
Clinical validation and global partnership of internally developed innovative assets
. Since our IPO in 2020, we have made critical progress on the two core clinical assets developed internally, i.e. lemzoparlimab and uliledlimab, and demonstrated drug safety, clinical activity or clinical differentiation in clinical trials in the U.S. In particular, we will accelerate our clinical development plan for lemzoparlimab to achieve an early product registration in China and globally in collaboration with AbbVie. Our new monoclonal antibody TJ210 in collaboration with MorphoSys is now being evaluated in a Phase 1 clinical trial in the U.S.

•
Bi-specific
antibody panel moving to clinical trial
. Our novel
bi-specific
antibodies are now progressing towards clinical trials in the U.S. Our two lead assets,
TJ-L14B
and
TJ-CD4B,
have been granted IND approval by the U.S. FDA to start clinical development. Other bi-specific
antibodies, including
TJ-C4GM
and
TJ-L1C4,
are being developed to enable IND.

Secondly
, revolving around our globally competitive and rapidly progressing pipeline, we forged a string of collaborations in 2020. Our global partnership with AbbVie on lemzoparlimab represents the largest biotech out-licensing
deal from China. These global and regional deals have started to not only generate a significant revenue stream for the Company but also provide timely validation for our innovative assets that are being evaluated in clinical trials. Moving forward, we will continue to explore global partnership opportunities through an out-licensing
approach as part of the strategy for our global portfolio and an in-licensing
approach as part of the strategy to selectively enrich our China portfolio. Our ongoing business development activities are focused on creating value in the following three specific areas:

•
Landmark global partnerships with industry leaders.
Our strategy for the global portfolio is to partner with global pharmaceutical companies for the global rights (excluding China) upon clinical validation. This approach is best demonstrated by our global partnership with AbbVie on lemzoparlimab (also known as TJC4). In September 2020, we entered into a broad global strategic collaboration with AbbVie for the development and commercialization of lemzoparlimab. This deal is valued at US$1.94 billion and was the largest cross-border out-licensing
deal from China. We will continue to seek similar partnership opportunities with global pharma companies for other innovative assets of the global portfolio that are either novel or highly differentiated.

•
Selective
in-licensing
opportunities to enrich our emerging product portfolio
.
In-licensing
of innovative late-stage assets or globally marketed products remains a part of our pipeline strategy going forward and will become more selective as our pipeline grows and advances. The in-licensing
approach aims to fill specific gaps in our rapidly growing pipeline towards commercialization. In addition, we set forth to seek in-licensing
of specific clinical assets as combination partners for our selected clinical assets in development for better treatment efficacy.

•
New wave of novel drug molecules to sustain our pipeline through partnerships
. We have been engaging in active negotiations with global and regional biotech companies with transformational technology platforms, such as mRNA technology, cell-penetrating antibody technology and tumor-focused delivery technology. We strive to build a new wave of novel drug molecules created through a combination of our proprietary antibody sequences with our partners’ transformational technologies. In March 2021, we entered into two new collaborations with Complix, an
EU-based
biotech company, and Affinity, a Shanghai-based biotech company, respectively, allowing us to access cutting edge technology platforms to create next generation novel and highly differentiated drug candidates, including Cell Penetrating Alphabodies (CPAB) for otherwise intractable intra-cellular drug targets and masked antibodies for targeted tumor-site activation, respectively. These new/third-wave of novel drug molecules will complement our existing clinical programs and sustain our leading position in immuno-oncology with a globally competitive pipeline that has evolved in the past, through the first-wave comprised of highly differentiated monoclonal antibodies such as TJC4, TJD5, TJM2 and TJ210 and the second-wave of innovative bi-specific
antibodies such as
TJ-CD4B
and
TJ-L14B.

Thirdly
, we have embarked on a transforming journey and moving from currently a clinical stage biotech to a fully integrated biopharma within the next 3 to 4 years, following our successful listing and subsequent capital market performance. This progress is being accelerated by our strong progress in our pipeline development towards NDA. To this goal, we have been expanding our global R&D and corporate footprint, connecting five hubs in China (Shanghai, Beijing and Hong Kong) and the U.S. (Maryland and San Diego). More importantly, we have begun to construct our manufacturing facility in Hangzhou, China and build our commercialization capability under the leadership of Mr. Ivan Yifei Zhu, our Chief Commercial Officer, who will drive upcoming product launches, starting in 2022.

•
Expanded global R&D and corporate footprint
.
Since our IPO in 2020, we have taken steps to expand our geographic reach and R&D footprint to accelerate our transformation to a fully integrated global biopharma company. We opened our Hong Kong office as a regional hub for capital markets and investor relations activities, further benefiting from the Greater Bay Area economic development initiative in the region. We are in the process of establishing a new R&D facility in San Diego, CA, in the U.S. for translational medicine and biomarker research, CMC formulation and global alliance management. These new sites are designed to complement our existing facilities in Shanghai, Beijing and Gaithersburg, MD, by leveraging geographic advantages to enhance our development capability and efficiency.

•
Manufacturing facility
.
Since our IPO in 2020, we have taken concrete steps to execute our plan to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”). The Hangzhou Facility aims to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by 2022 and commercially progressive capacity up to 8 x 4,000L to become operational by the end of 2023. The project has been financed by a combination of internal and external sources. A group of domestic investors in China committed to investing a total of US$120 million (in RMB equivalent) in cash. Upon closing, we, through our wholly owned subsidiary and parties acting in concert, will remain the majority shareholder of I-Mab Biopharma
(Hangzhou)
Limited (“I-Mab Hangzhou”),
the entity holding the Hangzhou Facility. We will retain a managing role and take full control of building and operating the manufacturing facility. This manufacturing facility, when operational, will secure our CMC and manufacturing needs for all clinical trials in the U.S. and China as well as the sustained production of our commercial products in a well-controlled and highly cost-effective manner.

•
Commercialization strategy and capability
.
In August 2020, we appointed Mr. Ivan Yifei Zhu as our Chief Commercial Officer, to prepare for market launch of our initial series of products in China. Our commercialization strategy is aimed at securing a leading position in the hematologic oncology therapeutic area in China, as we begin the launch of felzartamab (TJ202) for multiple myeloma, lemzoparlimab (TJC4) for various leukemia indications and a late-stage asset/product to be in-licensed
for lymphoma indications. With this product portfolio focused on hematologic oncology, we will be uniquely positioned to offer a near-complete therapeutic coverage of the major hematologic oncology indications, i.e. myeloma, leukemia and lymphoma, while working towards achieving a near-cure therapeutic goal through combination with other internal or in-licensed
products with proven advantages in treatment efficacy. Our commercialization strategy and plans take consideration of the accessibility of our products by building alliances with the stakeholders on the value chain, the affordability by cooperating with government authorities, charity organizations, insurance companies and the availability by educating doctors, pharmacists and patients.

Our Drug Pipeline
We were founded to capture the opportunities presented by the confluence of two major developments—the emergence of an attractive and growing biologics market in China, and the revolutionary scientific breakthroughs in cancer and autoimmune disease medicines. We believe we are well-positioned to become a biopharmaceutical leader in China because of our innovative discovery expertise, fit-for-purpose
technology platforms, biomarker-enabled translational medicine capabilities, and clinical development capabilities. These integrated capabilities are further enhanced by our deep understanding of China’s biologics regulatory framework and our direct access to extensive pre-clinical
and clinical trial resources in China. To date, we have developed an innovative pipeline of more than 15 clinical and pre-clinical
stage assets through our internal research and development efforts as well as in-licensing
arrangements with global pharmaceutical and biotech companies.
The chart below summarizes the development status of our drug pipeline:

Notes:

(1)	Felzartamab (TJ202) has two ongoing registrational trials, a monotherapy trial (3L) and a combination therapy trial (2L) in relapsed or refractory multiple myeloma in Greater China.
(2)	Plonmarlimab (TJM2, excluding cytokine release syndrome indications) and Olamkicept (TJ301) are managed by I-Mab Biopharma (Hangzhou) Limited.

Pre-NDA Assets
Felzartamab (TJ202): A Potential Highly Differentiated CD38 Antibody for Multiple Myeloma and Autoimmune Diseases
Summary
Felzartamab is a fully human, highly differentiated monoclonal antibody directed against CD38. In November 2017, we obtained an exclusive license from MorphoSys to develop felzartamab in Greater China. The development of felzartamab is driven by a fast-to-market
strategy. Felzartamab, if approved, is positioned as a potential highly differentiated CD38 antibody therapy for multiple myeloma (“MM”), either as a monotherapy or as a combination therapy with other anti-cancer agents. It also has great potentials for other indications than MM, such as autoimmune diseases.
We aim to demonstrate the advantages of felzartamab, including its short infusion time, low infusion related reaction (“IRR”), in addition to its comparable treatment efficacy, in our ongoing clinical trials in China for an NDA approval. We are conducting two parallel registrational trials with felzartamab as a third-line (3L) monotherapy and as a second-line (2L) combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. Completion of patient enrollment of the 2L registrational study for MM is anticipated in Q3 2021. We expect to submit an NDA for felzartamab as a 3L monotherapy for MM to the NMPA in Q4 2021.
In addition, a new IND application with
pre-clinical
data and trial design for combination therapy of felzartamab with lemzoparlimab as a potential first-line (1L) treatment for MM will be submitted in Q2 2021 and the study is expected to be initiated in the second half of 2021.
Pre-clinical
studies conducted by us and reported by others suggest that felzartamab may work with lemzoparlimab to achieve potentially better efficacy.
Furthermore, as pathogenic CD38-positive B cells and plasma cells are strongly implicated in the pathogenesis and disease progression of antibody-mediated autoimmune diseases, such as systemic lupus erythematosus (“SLE”), we and MorphoSys have been working together to explore the potential therapeutic role of felzartamab in selected antibody-mediated autoimmune indications, e.g. SLE by
I-Mab
and autoimmune kidney disease by MorphoSys. We previously submitted an IND application to the NMPA and expect to initiate a Phase 1b trial in patients with SLE in the second half of 2021.
Multiple Myeloma Drug Market and Competitive Landscape
Multiple myeloma (“MM”) is a type of blood cancer that starts in the bone marrow and is characterized by the excessive proliferation of malignant plasma cells that accumulate in the bone marrow, where they displace and suppress healthy blood progenitor cell populations. The prognosis factors for MM include host factors, tumor characteristics and response to treatment. There is a consensus that disease prognosis in MM is significantly impacted by treatment response and micro-residual disease (“MRD”) level.
In China, MM is the second most common hematologic malignancy, accounting for approximately 10% of the malignant tumors in the blood system. MM is primarily a disease of the elderly. The incidence rate of MM in China is about 1.5 per 100,000 in 2020 and is increasing year by year due to the rapidly growing
65-year
or older population. According to a report by Frost & Sullivan, new cases of MM reached approximately 21,770 in 2020 and are expected to increase to approximately 28,290 in 2030, representing a compound annual growth rate (“CAGR”) of 2.7%.
The following diagram illustrates the market size of all MM therapeutics in terms of sales revenue in China market. (
Source: Frost
 & Sullivan Report
)

China Market for MM Therapeutics (2014-2030E)

The treatment options currently approved in China are listed as follows: (1) Small molecule drugs. Two or three approved drugs known as doublets or triplets are currently being used. Proteasome inhibitors, immunomodulators or CD38 antibody combination therapy is recommended as the first-line treatment for relapsed or refractory MM according to 2020 version of the treatment guideline. In 2019, Velcade (bortezomib), Revlimid (lenalidomide) and dexamethasone (VRD triplet) were included in the National Reimbursement Drug List in China; and (2) CD38 antibody therapy. Daratumumab (from Johnson & Johnson) received conditional NDA approval for a third-line treatment in July 2019 and is currently on the market in China. The current intravenous infusion of daratumumab can take up to six hours to be administered and cause a high infusion reaction rate (“IRR”). In clinical trials, approximately half of all patients experience an infusion reaction. Symptoms include fever, chills, nausea, bronchospasm, hypoxia, dyspnea, hypertension, laryngeal edema and pulmonary edema. Subcutaneous injection of daratumumab, which requires an injection device, is not yet approved in China.

CD38 Antibody Products Approved or to be Approved in China

Product (1)	Company	Global Status	Greater China Status
Daratumumab	Johnson & Johnson	Approved	3L approved
Felzartamab (2)	I-Mab	N/A	3L NDA submission expected in Q4 2021. 2L registrational trial on-going
Isatuximab	Sanofi	Approved	Phase 3
TAK-079	Takeda	Phase 1/2	N/A

Notes:

(1)	Product candidates that are prior to clinical Phase 2 are not included in this table.
(2)
In November 2017, we and MorphoSys entered into an exclusive regional licensing agreement to develop and commercialize MOR202, which we refer to as felzartamab (TJ202), in Greater China (including Taiwan, Hong Kong and Macao). Felzartamab is currently undergoing two registrational clinical trials in relapsed/refractory multiple myeloma in Greater China. We aim to submit an NDA to the NMPA for felzartamab as a monotherapy in 2021.

As aforementioned, CD38 antibody therapy represents a novel mechanism of action among the current therapeutic classes for MM. We believe that there is rapidly increasing clinical adoption of CD38 antibody therapy in China. The natural evolution of epidemiology driven by the aging population in China will lay a solid foundation for the growth of the overall MM market, while the adoption of multiple combination therapies and new drug classes will further expand the progression-free survival (“PFS”) and overall survival (“OS”) of MM patients. Currently, clinical outcome for r/r MM patients who had received multiple lines of interventions remain unsatisfactory. MM is still an incurable disease and the extension of PFS and OS remains a major unmet medical need. CD38 antibody therapy has demonstrated synergetic cellular and molecular effects in eliminating CD38+ tumor cells with proven clinical efficacy in terms of significantly prolonged PFS and OS compared to the baseline survival status of other treatment options.

Systemic Lupus Erythematosus (SLE) Drug Market and Competitive Landscape
Systemic lupus erythematosus (“SLE”) is a chronic, multi-system and incurable autoimmune disease that can potentially lead to serious organ failure and even death. Patients with SLE have aberrant auto-antibodies in a form of so-called
immune-complexes in their blood, which deposit in the kidneys and cause tissue damage. Common symptoms of SLE include painful and swollen joints, unexplained fever, chest pain, hair loss, mouth ulcers, swollen lymph nodes, extreme fatigue, and red rashes appearing most commonly on the face. These symptoms vary widely among different patients and fluctuate unpredictably over time with disease development. More importantly, at the advanced disease stages, patients can develop renal damage and renal failure.
In China, the estimated prevalence of SLE was
50-100
cases per 100,000 persons, which was much higher than that of
10-35
per 100,000 people in European and North American countries, according to researchers at Peking University First Hospital (L Mu et al., Lupus, 2018). SLE prevalence in China is projected to reach 1.11 million in 2030.
Patients with mild SLE are often given
non-steroidal
anti-inflammatory drugs, while more severe patients require treatments with corticosteroids and/or immunosuppressants. Approved by the FDA in 2011 and by the China NMPA in July 2019, Benlysta (belimumab), a
B-lymphocyte
stimulator (BLyS)-specific inhibitor developed by GSK, is the world’s first biologic approved to treat SLE. In March 2021, RemeGen announced that its telitacicept, a
TACI-Fc
fusion protein targeting both BLyS and A PRoliferation-Inducing Ligand (APRIL), has been granted conditional marketing approval by the China NMPA for the treatment of patients with SLE. However, there remains a significant unmet medical need beyond the currently approved treatment options in China and the rest of the world. As dysregulated CD38-positive B cells and plasma cells and the resulting autoimmune complexes are at the core of the pathogenesis of SLE, direct inhibition and selective depletion of pathogenic B cells and plasma cells are believed to provide a more efficacious treatment option, which is supported by pre-clinical
studied reported so far. Felzartamab has the potential to offer such a disease-modifying treatment option. In addition, as described below, the advantages of felzartamab include convenience of use and a lower IRR, making it a more favorable treatment agent in long-term clinical management of SLE if approved.
Clinical Advantages of Felzartamab
Felzartamab, if approved, is a potentially highly differentiated CD38 monoclonal antibody drug and will be the second CD38 antibody therapy for MM to launch in China. A Phase 2a trial of felzartamab in MM revealed treatment effects comparable to those observed in trials of the currently marketed CD38 antibody. However, available trial data from MorphoSys and Johnson & Johnson indicate that with similar pre-medications
of dexamethasone, anti-pyretics and anti-histamines, felzartamab required only a short infusion time of 30 minutes (as subsequent infusions) to 2 hours (as initial infusion), compared to 3.5 to 6.5 hours for the currently marketed CD38 antibody at the first infusion. Moreover, the IRR was as low as 7% for felzartamab, compared to 48% for the currently marketed CD38 antibody. The advantages of felzartamab associated with infusion may be attributed to its lack of antibody CDC activity and show potential for clinical benefits in terms of tolerability and convenience of use as well as economic benefits due to the cost and length of hospital stay. In addition, unlike the currently marketed CD38 antibody, felzartamab treatment does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro, maintaining sensitivity of malignant myeloma cells to repeated felzartamab treatments. As felzartamab is being considered for long-term treatment management of autoimmune diseases, we believe such clinical differentiation is advantageous.
For autoimmune diseases, felzartamab has an advantage over other B cell-targeting therapies such as CD20 antibodies, as it specifically targets pathogenic CD38 high
B cells and plasma cells involved in autoimmune diseases while CD20 antibodies target a wide range of B lineage cells, including those involved in normal immune functions and regulatory functions, but not CD38+ plasma cells producing pathogenic antibodies.
Mechanism of Action
Felzartamab binds to CD38 overexpressed on the surface of target cells and kills them by inducing antibody-dependent cellular cytotoxicity (“ADCC”) and antibody-dependent cellular phagocytosis (“ADCP”). The target cells are the malignant plasma cells in MM and a group of dysregulated CD38 high
B cells and plasma cells that produce pathogenic antibodies in autoimmune conditions such as SLE.

Figure:	Felzartamab kills CD38-bearing tumor cells by inducing ADCC and ADCP.
Summary of Clinical Results
MorphoSys has conducted a Phase 1/2a study in adult patients with relapsed or refractory MM in Austria and Germany.
Study Design
. The open-label, multicenter, dose-escalation study was designed to characterize the safety profile and preliminary efficacy of felzartamab in adults with relapsed or refractory MM. A 3+3 dose escalation design was used to establish the maximum tolerated dose (“MTD”), recommended dose and dosing regimen of felzartamab as monotherapy, weekly or bi-weekly,
with or without dexamethasone (“DEX”), and in combination with pomalidomide (“POM”) and DEX or lenalidomide (“LEN”) and DEX standard regimens. The MTD and recommended dose and dosing regimens were to be confirmed in three confirmation cohorts of at least six evaluable subjects each. Felzartamab dose levels in this study ranged from 0.01 mg/kg to 16.0 mg/kg, administered by intravenous (“IV”) infusion.
The clinical study results as of the data cutoff date, December 31, 2017, are summarized as follows.
Safety
. Felzartamab was well tolerated in patients with relapsed or refractory multiple myeloma (r/r MM), as a single agent and in combination with DEX, or with POM/DEX, or with LEN/DEX. The MTD of felzartamab was not reached. In the 56 patients from three groups receiving combination regimens, grade 3 adverse events (“AEs”) were mainly in the hematological system reflected by a decrease of various blood cells. This was as expected, because of decreased bone marrow function due to the presence of myeloma as well as the expression of CD38 on various cell lineages of the myeloid and lymphoid compartments. Most of the hematological adverse events were transient and generally manageable.
Felzartamab was administered as a
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

Clinical Efficacy
. Preliminary efficacy results were based on 56 patients from three groups treated with felzartamab combination therapies. No responses were observed for the monotherapy groups which were primarily serving for dose escalation. Felzartamab in combination with low dose DEX, POM/DEX or LEN/DEX demonstrated an overall response rate (“ORR”) of 28%, 48% and 65%, respectively. Durable responses were observed as median progression-free survival (“PFS”) was of 8.4 months and 17.5 months for the DEX and the POM/DEX combination groups, respectively, and PFS levels were not reached for the LEN/DEX combination group, as there were not sufficient events of progression recorded.

Figure:
Best overall response and ORR. Patients were treated with felzartamab in combination with low dose of DEX (40 mg for 75 years old and younger, or 20 mg for older than 75 years old), POM (4 mg) /Dex or LEN (25 mg)/Dex. Dex: dexamethasone; POM: pomalidomide; LEN: lenalidomide; ITT: intent to treat; NE: not evaluable; PD: progressive disease; SD: stable disease; MR: minimal response; PR: partial response; VGPR: very good partial response; CR: complete response; sCR: stringent complete response; ORR: overall response rate. (Source: MorphoSys)

The definitions of PD, SD, MR, PR, VGPR, CR and sCR and how these responses were measured for multiple myeloma are set forth in the table below. (Source: International Myeloma Working Group Uniform Response Criteria (2006) and European Group for Blood and Marrow Transplantation Criteria)

RESPONSE SUBCATEGORY	CRITERIA A
sCR	• CR as defined below plus • Normal free light chain ratio (FLC) and • Absence of clonal cells in bone marrow b by immunohistochemistry or immunofluorescence c

CR	• Negative immunofixation on the serum and urine and • Disappearance of any soft tissue plasmacytomas and • <5% plasma cells in bone marrow b

VGPR	• Serum and urine M-protein detectable by immunofixation but not electrophoresis or • ≥ 90% reduction in serum M-protein plus urine M-protein level <100 mg/24 hours

PR
•
≥
50% reduction of serum
M-protein
and reduction in
24-hour
urinary
M-protein
by ³90% or to <200 mg/24 hours
•  If the serum and urine
M-protein
were unmeasurable, a
≥
50% decrease in the difference between levels of involved and uninvolved free-light-chains instead of the
M-protein
criteria
•  In addition to the above-listed criteria, if present at baseline, a
≥
50% reduction in the size of soft tissue plasmacytomas was also required

MR d,e
•  25–49% reduction in level of serum M-protein
•  50–89% reduction in 24-hour urinary M-protein, which still exceeds 200 mg/24 hours. If present at baseline, 25–49% reduction in the size of soft tissue plasmacytomas (by radiography or clinical examination)
•  No increase in the size or number of lytic bone lesions (development of a compression fracture did not exclude response)

RESPONSE SUBCATEGORY	CRITERIA A

SD f	• Not meeting criteria for CR, VGPR, PR, MR, or PD

PD
NOTE: Required any 1 or more of the following:
Increase of
≥
25% from nadir in
•  Serum
M-component
and/or (absolute increase
≥
0.5 g/dL)
g
•  Urine
M-component
and/or (absolute increase
≥
200 mg/24 hours)
•  Only in subjects without measurable serum and urine
M-protein
levels: the difference between involved and uninvolved FLC levels. Absolute increase >10 mg/dL.
•  Bone marrow plasma cell percentage: absolute %
≥
10%
h
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
c
Presence/absence of clonal cells was based upon the
k
/
l
ratio. An abnormal
k
/
l
ratio by immunohistochemistry and/or immunofluorescence required a minimum of 100 plasma cells for analysis. An abnormal ratio reflecting presence of an abnormal clone is
k
/
l
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

g	For progressive disease, serum M-component increases of ≥ 1 g/dL were sufficient to define relapse if starting M-component was ≥ 5 g/dL.
h	Relapse from CR has the 5% cut-off versus 10% for other categories of relapse.
Pharmacodynamics.
As a pharmacodynamic marker, serum myeloma (M) protein levels were used to evaluate severity and clinical response. The median relative change in M protein levels from baseline to post-baseline nadir for felzartamab in combination with low doses of DEX, POM/DEX or LEN/DEX was
-13%,
-58%
and
-81%,
respectively. The data below show strong effects of felzartamab in reducing M protein levels.

Figure: The relative change in M protein levels from baseline to post-baseline nadir. Patients were treated with felzartamab in combination with low doses of DEX, POM/DEX or LEN/DEX. S: serum sample; U: urine sample. (Source: MorphoSys)

Pharmacokinetics (“PK”)
. The PK of felzartamab in humans was well characterized by a two-compartment
model at dose levels greater than 4 mg/kg. At these doses, stable or even increasing trough levels could be observed over time suggesting the potential for full target occupancy, especially at the highest dose level (16 mg/kg). For most subjects, steady state at 16 mg/kg was observed after the fourth infusion. Terminal half-life at high-dose levels (
≥
4 mg/kg) was at approximately two weeks. Pharmacokinetics of felzartamab were generally consistent across different individuals and dosing days and not affected by the co-medications.
Immunogenicity
. No anti-drug antibody (“ADA”) against felzartamab was observed as of the cut-off
date. Thus, risk of ADA induction for felzartamab in humans is considered low.
Clinical Development Plan and Current Development Status
Immediately after the agreement with MorphoSys, we formulated a robust clinical development strategy with the aim to achieve an NDA submission in 2021. We are currently on track for two on-going
registrational clinical trials. One is a
single-arm
registrational trial with felzartamab and DEX as a 3L therapy for MM patients in Greater China using ORR as the primary endpoint (NCT03860038). We have now successfully enrolled all patients (N=113) and moved into follow-up
stage as of January 2021. Data from this study are expected to be the major package supporting NDA filing in 2021 for conditional approval. The other is a parallel registrational trial combining felzartamab with LEN and DEX as a 2L combination therapy in MM patients (NCT03952091). We plan to enroll 291 patients in this study and the patient enrollment is well on-track.
As of February 2021, 155 patients have been randomized and treated in the trial. In addition to our original clinical development plan for felzartamab as 2L and 3L treatment for MM, we will initiate a combination clinical trial of felzartamab with lemzoparlimab in the second half of 2021 to explore the potential as a first-line (1L) treatment for MM based on the pre-clinical
data generated in house and reported by others.
In parallel, the preparation of the initial NDA submission for 3L r/r MM therapy is ongoing, including CMC process characterization and process validation being conducted at our CDMO. Additionally, we expect to receive IND approval and start a Phase 1b clinical trial in patients with SLE in the second half of 2021.
Summary of Expected Milestones
The major milestones are: (1) the submission of initial NDA (3L r/r MM) in Q4 2021; (2) completion of patient enrollment of 2L registrational trial by Q3 2021 and follow up of the patients for median PFS as the primary endpoint defined in the study protocol; (3) the IND submission of a combination trial with lemzoparlimab in Q2 2021 and the study is expected to initiate in the second half of 2021; and (4) the initiation of Phase 1b SLE trial in the second half of 2021.
Commercialization Strategy in China
Through years of research and clinical development, we have established long-term relationships with key opinion leaders and have cultivated an extensive clinical network in the field of hematologic oncology in China. In August 2020, the appointment of Mr. Ivan Yifei Zhu as our Chief Commercial Officer has strengthened our commercial leadership to expand our commercialization team and prepare for launch readiness of felzartamab.
We believe that the CD38 antibody market in China will undergo a significant increase within the next five to ten years. The China market for CD38 antibody is expected to reach US$542 million in 2027, benchmarking the forecast of global CD38 market from DataMonitor. The market experienced an initial period of market build-up and cultivation from 2019 to 2021 with daratumumab launched as the first CD38 antibody in China in 2019. Going forward, we will witness rapidly improved clinical awareness and increased adoption to CD38 antibody therapy from 2021 to 2027, which represents a phase of rapid market expansion for CD38 antibody products. Upon the expected market launch of felzartamab in 2022, we expect to capture the market opportunity provided by this phase of market expansion in the period of 2022-2027, as CD38 antibody therapy will become a mainstream treatment option.

Within the next many years, daratumumab and felzartamab will be the two leading CD38 antibody products on the China market. Assuming that daratumumab remains in the China market with the current pricing and market access strategy as a non-NRDL product, we would be able to rapidly build up our position for a significant market share for felzartamab through our unique advantages in the following aspects. (1)
Cost of the product
. We are able to leverage our local manufacturing capability in Hangzhou to reduce the cost of goods to be more competitive and flexible in pricing; (2)
To be listed in
NRDL
. We are more competitive with flexible pricing to be included in NRDL and are not constrained by global pricing; (3)
Product advantages
. We have been building clinical experience in the convenient use of felzartamab with major clinical sites and network through our on-going clinical trials. The clinical advantages of felzartamab are widely noted and acknowledged by physicians; and (4)
Commercial focus in hematologic
oncology
. Felzartamab is part of our focused commercial strategy for hematologic oncology in China with felzartamab for MM as 2L and 3L therapies and potentially more efficacious combination therapy with lemzoparlimab, and lemzoparlimab for leukemia, e.g. AML and MDS. In addition, we are in the process of potentially in-licensing a global product for lymphoma. With this focused commercialization strategy by leveraging the highly competitive and efficacious hematologic oncology products, we strive to build a leading market position in the hematologic oncology in China.
In 2020, we established our core commercialization capability, including market access and medical affairs teams, to prepare for the near-term product launch and have begun to discuss the inclusion of felzartamab in NRDL with national experts as a necessary step to follow the market launch of felzartamab. Plans are being prepared to expand market penetration of felzartamab through the following strategies: (1) increasing accessibility of felzartamab by building alliances with stakeholders on the value chain; (2) ensuring affordability by cooperating with government authorities, charity organizations, insurance companies and research institutions; and (3) improving availability by educating doctors, pharmacists and patients and establishing standardized treatment procedures for patients.
Upon obtaining NDA approval of felzartamab as 3L treatment for MM, we expect to rapidly build our market position in the period of 2022-2027, starting with the promotion and marketing of felzartamab. Our commercial strategy is to focus on a network of 200-250 top-tier hospitals in the first-tier cities in China to capture approximately 70-80% of national sales while maintaining a premium price based on the product advantages of felzartamab. Following the expected market launch of felzartamab as 2L therapy with Revlimid and the multi-year inclusion of felzartamab (2L and 3L) in NRDL, we aim to reach more than 50% of the national market share for CD38 antibody therapy in China around 2026-2027. We believe that felzartamab will remain as a competitive product even after 2027 when one or two additional global competitors may enter the market because we would have established deep market penetration as the only local product included in NRDL with continued competitiveness through further reduced manufacturing cost.
Eftansomatropin alfa (TJ101): A Potential Highly Differentiated Long-Acting Growth Hormone for Growth Hormone Deficiency
Summary
Eftansomatropin alfa is a potential highly differentiated long-acting recombinant human growth hormone (“rhGH”) being developed as a more convenient and effective therapy for growth hormone deficiency (“GHD”), for which there is substantial unmet medical need in China. Eftansomatropin alfa is the only rhGH in its proprietary fusion protein format. Eftansomatropin alfa has met the pre-set
safety endpoints in three multi-regional clinical trials conducted in Europe and Asia and the preliminary efficacy endpoints in pre-pubertal
patients with growth hormone deficient (“PGHD”) in a Phase 2 clinical trial conducted in Europe. In contrast to marketed short-acting rhGH products, such as Genotropin, eftansomatropin alfa showed similar treatment efficacy in a more convenient weekly (vs. daily) regimen. Furthermore, eftansomatropin alfa does not carry the safety concerns typically associated with pegylated hGH drugs, especially for PGHD. We own all rights of eftansomatropin alfa in China and are positioning the investigational drug as a highly differentiated growth hormone replacement therapy, highlighting its advantages over a daily regimen and safety profile (natural protein-based vs. pegylated long-acting hGH) for the rapidly growing GH market in China. With an approved IND by the NMPA in September 2020, we initiated a registrational Phase 3 trial of eftansomatropin alfa in patients with PGHD, and the patient enrollment is on track as of April 2021. This registrational clinical trial involves 165 patients and is expected to complete patient enrollment by early 2022 to support an NDA submission in late 2022.
Growth Hormone Deficiency Drug Market in China
GHD is a pituitary disorder that occurs when the production of growth hormone, normally secreted by the pituitary gland, is disrupted. Since growth hormone plays a critical role in stimulating body growth and development and is involved in the production of muscle protein and the breakdown of fats, a decrease in growth hormone affects numerous physiological processes, including short stature in children and other physical ailments in both children (“PGHD”) and adults (“AGHD”). Both globally and in China, the widely adopted treatment for PGHD is patient-specific growth hormone replacement therapy, which is given in a calculated weight-based dosing regimen.

Deficiency in growth hormone can be induced by different pathological status, therefore rhGH has an extensive range of clinical application, including ordinary deficiency of growth hormone, idiopathic short stature (“ISS”), Turner    Syndrome, etc. We believe that the clinical application of rhGH will cover children and juveniles of different age groups, forming a wide population base to support the substantial market growth in the mid-to-long
term. Due to the long duration of treatment usually calculated in years and the dominating route of administration applied by the patients, long-acting rhGH will be more attractive in the available treatment options. As the patients, caregivers and physicians raise their expectations to the quality of life, we believe the long-acting rhGH will witness its booming with the improvement of affordability and drug availability.
According to the Frost & Sullivan Report, only 5.7% of all PGHD patients projected in China received primarily daily injections of growth hormone replacement therapy in 2020, therefore, the China PGHD patients’ clinical needs are largely untapped. The PGHD market in China is forecasted to grow to RMB19.6 billion (US$3.0 billion) by 2033, representing an estimated CAGR of 11.5% from the year 2018 to 2033. According to a report by Pharmacodia, the overall PGHD market will evolve in three stages: (1) market cultivation for long-acting rhGH from 2018 to 2023, during which short-acting agents still dominate the market; (2) fast growing stage for long-acting rhGH from 2023 to 2028, during which there is an expected progressive migration of short-acting rhGH to long-acting rhGH; and (3) steady status for long-acting rhGH to take the majority of the overall market share of rhGH from 2028 to 2033, due to multiple years of clinical/patient education, affordability and increasing demand. As a result, the long-acting rhGH market is forecasted to grow much faster than the overall rhGH market, representing an estimated CAGR of 20.3% from the year 2023 to 2033. The following figure illustrates the growing rhGH market in China. (
Source:
Pharmacodia Report
)

In addition to PGHD, rhGH can be applied to treat other clinical conditions driven by GH deficiency, including AGHD, Idiopathic Short Stature (ISS) and Turner Syndrome. The following figure illustrates the forecasted market opportunities for AGHD, ISS and Turner Syndrome in China, respectively.
(Source: Pharmacodia Report)

Competitive Landscape in China
Currently, short-acting (daily) recombinant human growth hormone (“rhGH”) is commonly used for the long-term treatment of children and adults with inadequate endogenous growth hormone secretion. In China, the daily rhGH market is dominated by domestic companies including GeneScience Pharmaceuticals, Shanghai United Cell Biotechnology and Anhui Anke Biotechnology. Novo Nordisk launched their daily rhGH, Norditropin, in March 2018.
There is only one pegylated long-acting (weekly) rhGH (Jintrolong) for PGHD in China, which has been marketed by GeneScience since 2014. Other companies currently developing long-acting rhGH in China include Novo Nordisk, Anhui Anke Biotechnology, Xiamen Amoytop Biotech, Evive Biotech and Visen Pharmaceuticals. Eftansomatropin alfa is the only
Fc-based
long-acting rhGH in China. As there are certain safety concerns related to long-term use of pegylated drugs, such as potential renal toxicity, cellular vacuolation and formation of anti-polyethylene glycol antibodies, eftansomatropin alfa is considered to be clinically advantageous.
The following table illustrates the competitive landscape of long-acting growth hormone products approved and to be approved in China. (
Source: Pharmacodia Report
)

Long-acting rhGH Products Marketed and Under Development in China

Format	Product (1)	Company	China Status
PEGylated GH	Jintrolong ®	GeneScience	Approved
Fusion Protein	Eftansomatropin (2)	I-Mab	Registrational Phase 3
TransCon hGH	Lonapegsomatropin	Ascendis/Visen	Phase 3
PEGylated GH	PEG-rhGH	Anhui Anke	Phase 3

Notes:

(1)	Long-acting growth hormone products prior to clinical Phase 2 are not included in this table.
(2)	In December 2017, Genexine, Inc. (KOSDAQ: 095700) granted us exclusive rights to develop and commercialize GX-H9, which we refer to as eftansomatropin alfa (TJ101), in Greater China.
Advantages of eftansomatropin alfa
We believe that eftansomatropin alfa has the following advantages: (1) when compared to the daily regimen of rhGH, eftansomatropin alfa is proven to be a more convenient therapy with better patient compliance due to its weekly dosing frequency (potentially twice-monthly administration), while maintaining similar efficacy; and (2) eftansomatropin alfa has no safety concerns typically associated with pegylated drugs, such as potential renal toxicity, pre-existing
or treatment-induced
anti-PEG
antibodies, and cellular vacuolation in macrophages, renal tubule cells and the choroid plexus epithelial cells.
Mechanism of Action
Like endogenous growth hormone, eftansomatropin alfa stimulates the production of insulin-like growth factor 1
(“IGF-1”)
in the liver, which has growth-stimulating effects on a variety of tissues, including osteoblast and chondrocyte activities that stimulate bone growth. Thus,
IGF-1
is a reliable pharmacodynamic marker and more importantly, the key mediator of eftansomatropin alfa’s growth-promoting activity. Eftansomatropin alfa is based on Genexine’s patented hyFc technology. The hyFc part consists of a portion of human immunoglobulin D (“IgD”) and G4 (“IgG4”). The former contains a flexible hinge, and the latter is responsible for half-life extension through neonatal Fc receptor (“FcRn”)-mediated recycling. Additionally, eftansomatropin alfa’s increased molecular weight (103 kilodalton) is expected to reduce renal clearance.

Figure:	Schematic presentation of the structure of eftansomatropin alfa. CH2 & CH3: Constant regions 2 & 3 of antibody heavy chains, respectively; hGH: human growth hormone. (Source: Genexine)

Summary of Clinical Results
Genexine has completed three clinical trials with eftansomatropin alfa, including one Phase 1 trial in healthy adult volunteers, one Phase 1b/2 multi-regional trial in adults with GHD, and one Phase 2 multi-regional trial in PGHD in Europe, altogether involving 32 healthy subjects and 99 patients with GHD and PGHD. Overall, eftansomatropin alfa was shown to be well-tolerated, and clinical efficacy endpoint achieved by weekly or twice-monthly eftansomatropin alfa administration was comparable to that of daily administration of Genotropin.
Phase 1 Clinical Trial
The
first-in-human
trial of eftansomatropin alfa was a randomized, double-blind, placebo-controlled single dose-ascending study in four groups of healthy subjects. A total of 32 subjects were enrolled, and 31 completed the study. Eftansomatropin alfa was shown to be well-tolerated at all dose levels studied (0.2–1.6 mg/kg). Eftansomatropin alfa was detectable in the blood until Day 7 for the 0.2 mg/kg dose group, Day 14 for the 0.4 and 0.8 mg/kg dose groups, and Day 21 for the 1.6 mg/kg dose group. A single subcutaneous (“SC”) injection of eftansomatropin alfa at dose levels of 0.4 mg/kg and higher increased
IGF-1
and
IGF-binding
protein-3
(“IGFBP-3”)
levels for at least one week. No safety concerns were identified. Eftansomatropin alfa showed a half-life ranging from 69.2 to 138 hours.
Phase 2 Clinical Trial in PGHD
Study Design. The Phase 2 trial in PGHD was a randomized, open-label, active-controlled study to assess the safety, tolerability, efficacy, pharmacokinetics, and pharmacodynamics of weekly and twice-monthly doses of eftansomatropin alfa, as compared to a daily injection of Genotropin, which is currently the standard of care for PGHD. Subjects were randomly assigned to receive one of three doses of eftansomatropin alfa (0.8 mg/kg/ weekly, 1.2 mg/kg/weekly or 2.4 mg/kg/twice monthly) or 0.03 mg/kg/daily of Genotropin for up to 24 months.
The primary clinical endpoint was annualized height velocity (aHV) in centimeters (cm) per year (equivalent to annual growth rate), measured at six months. A total of 56 subjects were randomized at 27 centers in nine European countries and South Korea.
Fifty-two
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
Safety. No study drug-related serious adverse events (“SAEs”) or death were observed. The tolerability of eftansomatropin alfa was consistent with known properties of marketed products. The AE incidence rate was generally similar across the eftansomatropin alfa cohorts treated with three different dose levels (ranging between 69.2% and 84.6%) and the Genotropin cohort (57.1%). A total of two (14.3%), three (23.1%), two (15.4%), and zero subjects experienced treatment-related AEs in the 0.8 mg/kg/week, 1.2 mg/kg/week, and 2.4 mg/kg/twice monthly eftansomatropin alfa groups, and the 0.03 mg/kg/daily Genotropin group, respectively.
Two subjects withdrew from the study due to treatment-related AEs. One subject from Cohort 2 (1.2 mg/kg/week of eftansomatropin alfa) discontinued due to retinal vascular disorder. The Data and Safety Monitoring Board (“DSMB”) reviewed this case independently, concluding that the retinal finding was more likely to be of completely different etiology than treatment-induced intracranial hypertension. One subject from Cohort 3 (2.4 mg/kg/twice monthly of eftansomatropin alfa) discontinued due to pseudopapilloedema (optic disc drusen), which was assessed by the principal investigator to be mild with continuous frequency and possibly related to the study drug.
Injection site reactions (“ISRs”) were reported in 13 out of 40 subjects (32.5%) in the eftansomatropin alfa cohorts. Pain was the most prominent and common symptom that was observed in 10 subjects. Six subjects reported redness, four reported itching, and one reported bruising, swelling and warmness. With respect to the Genotropin cohort, pain was the only ISR reported in 683 cases by 11 out of 14 subjects (78.5%). None of the ISRs led to discontinuation of treatment, and most of the reported ISRs posed no issue for the subjects and were resolved quickly. No safety signal was detected in laboratory parameters or vital signs for either eftansomatropin alfa or Genotropin.

Pharmacokinetics. Half-life of eftansomatropin alfa was 77.75–141.95 hours after a single dose and 43.92– 55.66 hours (compared to 5.27 hours for Genotropin) after three months of multiple-dose administration.
Immunogenicity. Formation of treatment-emergent ADA with neutralizing property was reported in two subjects (one from Cohort 2 and one from Cohort 3) out of a total of 40 subjects randomized and dosed with eftansomatropin alfa. With respect to the Genotropin cohort, the presence of treatment-emergent ADA with neutralizing property was not observed in any subject.
Clinical Efficacy. Subcutaneous administration of eftansomatropin alfa over the dose range of 0.8 mg/kg/ week–2.4 mg/kg/twice monthly resulted in an increase in aHV over the six-month
study period. Subjects who received eftansomatropin alfa at 0.8 mg/kg weekly, 1.2 mg/kg weekly, and 2.4 mg/kg twice monthly showed growth rates of 11.50, 11.54, and 11.86 cm/year, respectively, while the growth rate in the control group treated with Genotropin was approximately 11.24 cm/year.

Figure:	The aHV at six months indicated comparable growth rates between all doses of eftansomatropin alfa (both weekly and twice-monthly treatment) and the active comparator, Genotropin. (Source: Genexine)
In an extension study in which all patients were put on eftansomatropin alfa, greater than two-digit
growth velocity remained until 12 months in all eftansomatropin alfa cohorts, while the Genotropin cohort showed 9.14 cm/ year at 12 months. Moreover, no remarkable slow-down of the growth velocity was observed in the second year in either patients who received eftansomatropin alfa throughout, or in subjects who switched from Genotropin cohort.
Pharmacodynamics. The growth-promoting effect of eftansomatropin alfa was accompanied by elevated serum
IGF-1
levels. This hormone is an important biomarker, which mediates growth hormone’s biological effects. The Standard Deviation Score (“SDS”), which is a calculated score with reference to the normal age-
and
sex-matched
IGF-1
levels, is a standardized parameter to compare
IGF-1
levels across laboratories and populations. Mean
IGF-1
SDS at the beginning of the study was below the lower limit of the normal range in all treatment arms. Following initiation of treatment, the
IGF-1
SDS values quickly normalized by five days (Visit 2) and three weeks (Visit 3) after the initial treatment, respectively, for the eftansomatropin alfa treatment arms and the Genotropin treatment arm.
IGF-1
responses were maintained throughout the intended dosing interval, supporting both the weekly and twice monthly treatment regimens.
IGF-1
mean peak levels were mostly within the upper limit of the physiologic range, which is considered safe in clinical practice.

Clinical Development Plan and Expected Milestones
In September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin alfa in PGHD in China. This Phase 3 trial (“TALLER”) is a multi-center, randomized, open-label, active-controlled clinical study designed to assess the safety, efficacy and pharmacokinetics of eftansomatropin alfa in PGHD. This trial will enroll 165 patients across multiple centers in China. The primary objective is to demonstrate non-inferiority
of 1.2 mg/kg/week of eftansomatropin alfa administered SC, compared to the active control Norditropin, a daily rhGH marketed in China. The first patient was dosed in the TALLER study in February 2021. The top-line
clinical data are expected to become available in Q2 2023 to support NDA submission.
Commercialization Strategy in China
As described earlier in this section, the growth hormone market in China will continue to grow rapidly, primarily driven by the potential expansion of applicable patient population, the affordability, the improved awareness of short stature, the availability of more convenient weekly administration of rhGH and the improved injection devices. In particular, the market growth of long-acting rhGH such as eftansomatropin alfa will outpace the growth of overall rhGH market, progressively shifting the market dominance from short-acting rhGH to long-acting rhGH within the next 5-8 years. In addition, we have plans to initiate new clinical studies to expand the treatment application of eftansomatropin alfa to other selected indications such as AGHD, Idiopathic Short Stature (ISS) and Turner Syndrome.
While advancing the current registrational clinical trial, we have begun to prepare for market launch of eftansomatropin alfa. Our plan is to co-promote eftansomatropin alfa by partnering with a China domestic big pharma group who has extensive commercial capability and sales network for pediatric drug products. We are currently in negotiation with selected potential commercial partners. Such partnership will leverage the existing well-established commercial capabilities, including medical marketing, patient education and community outreach programs, and commercial channels of our potential partner to rapidly build a market position and penetration for eftansomatropin alfa in the rhGH market in China. In addition, we are in the process of developing a more convenient injection device in an attempt to improve patient adherence and product competitiveness. The expected market launch of eftansomatropin alfa falls nicely within the predicted time window of the fast-growing stage for long-acting rhGH (2023-2028) as described earlier. Together with the commercial strategy mentioned above and the demonstrated product advantages of eftansomatropin alfa, we aim to rapidly build a strong market position for eftansomatropin alfa to become a top three player in the long-acting rhGH market space in China by 2028. It is estimated that annual sales of the top two or three long-acting rhGH players collectively account for US$1.0 billion (RMB6.3 billion) in 2028, which represents approximately 65% of the overall long-acting rhGH market in China.

Core Assets
Lemzoparlimab (TJC4): A Potential Highly Differentiated CD47 Antibody for Immuno-Oncology
Summary
Lemzoparlimab is a fully human CD47 monoclonal antibody discovered and developed internally by us for cancer immunotherapy. CD47 has emerged as one of the most promising immuno-oncology targets. Unlike other immuno-oncology targets being explored, the CD47-SIRPα pathway is involved in tumor progression by delivering a “don’t eat me” signal to tumor-engulfing macrophages, thereby protecting tumors from natural attacks by macrophages. Blockade of this pathway by CD47 antibody represents one of the most effective tumor killing mechanisms. However, due to the inherent epitope sharing between tumor cells and normal red blood cells (“RBCs”), the first-generation clinical stage CD47 antibodies were found in clinical trials to bind to RBCs and caused significant hematologic adverse effects, such as severe hemolytic anemia, which has hampered the development of these CD47 antibodies as a potential cancer therapy.
We developed lemzoparlimab by design to embed a unique property or differentiation through a different antibody binding epitope, to minimize binding to RBCs while retaining superb anti-tumor activities. This key differentiation is achieved by incorporating a RBC counter-screen step in the antibody screen champagne in order to select rare antibody clones that bind to CD47 with high affinity but do not to RBCs. Lemzoparlimab was selected as a result and has been validated in a series of in vitro and in vivo pre-clinical
studies, which have consistently shown a unique
RBC-sparing
profile comprised of minimal RBC binding, lack of hemagglutination and no significant adverse hematologic changes in cynomolgus monkeys even when used at a high dose (100 mg/kg). In addition, the topline results of the completed Phase 1a dose escalation monotherapy trial in the United States (NCT03934814) have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (1)
 Safety advantage
. lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, with no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia observed throughout; (2)
 PK and receptor occupancy
. The PK profile appeared to be linear at mid to high dose levels following a single dose with no significant “sink effect”. Maximal receptor occupancy was achieved at 30 mg/kg; and (3)
 Clinical activity
. One confirmed partial response (PR) was observed in the 30 mg/kg monotherapy cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three stable disease cases were also reported. The overall pre-clinical
and clinical data generated so far have provided strong evidence supporting lemzoparlimab as a highly differentiated CD47 antibody with the clinical advantages described above.
In September 2020, to facilitate and accelerate the global development and commercialization of lemzoparlimab, we granted AbbVie a global license valued at US$1.94 billion, including an upfront payment of US$180 million and the first milestone payment of US$20 million based on the phase 1 clinical results. We retain the rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau. We believe that this global partnership with AbbVie will greatly facilitate the clinical development, manufacturing and commercialization of lemzoparlimab globally and in China.

Therapeutic Indications
We plan to evaluate the therapeutic role of lemzoparlimab in a variety of solid tumors, such as NSCLC, ovarian cancer and SCCHN, and hematological malignancies such as AML, MDS and non-Hodgkin’s
lymphoma (“NHL”). Although
PD-1/PD-L1
therapies represent a new paradigm in cancer treatment, less than 40% of cancer patients have a clinically meaningful response to
PD-1/PD-L1
therapies. As a result, targeting other immune components or cells involved in the immune system’s anti-tumor mechanism has become an area of active pursuit in the field of immuno-oncology. Lemzoparlimab is one such innovative and promising therapeutic antibody, which is capable of mobilizing macrophage functions for effective and direct tumor-killing. Currently, a number of CD47 antibodies are in clinical development by biotech companies including Gilead/Forty-Seven, Inc., Surface Oncology and Arch Oncology. The most advanced asset, magrolimab, originally developed by Forty-Seven, Inc., is in Phase 3 clinical studies for multiple cancer indications. However, almost all clinical trials with CD47 antibodies have shown significant hematologic adverse effects, likely due to inherent
RBC-binding
properties of generic CD47 antibodies, and as a result, some clinical studies had to be either terminated or managed with extra precautions.
Advantages of Lemzoparlimab
Lemzoparlimab has similar
sub-nanomolar
binding affinity as other CD47 antibodies and exhibits comparable anti-tumor activity. The key advantage of lemzoparlimab is its minimal binding to RBCs, thus potentially avoiding or minimizing inherent hematologic adverse effects typically seen in other CD47 antibodies in clinical trials. This differentiated property of lemzoparlimab is, at least in part, due to its unique epitope interaction as revealed by crystallography, which is different from those recognized by other CD47 antibodies currently in clinical development based on publicly available information. The differentiation of lemzoparlimab is highlighted in a series of pre-clinical
studies summarized as the following: (1) lemzoparlimab displays only minimal
RBC-binding
even at high antibody concentrations by flow cytometry; (2) lemzoparlimab does not induce RBC agglutination even in a high concentration range; and (3) most importantly, lemzoparlimab does not cause significant hematologic changes or systemic toxicologic effects even at high doses in multiple cynomolgus monkey studies, including a pivotal
4-week
GLP toxicity study. Taken together, lemzoparlimab has a potentially better clinical safety profile and may be used in a broader patient population to explore its anti-tumor potential compared to other clinical stage competitor molecules.

Table:
Differentiated product profile of lemzoparlimab. (Sources for comparator antibodies: American Society of Hematology publication, PLOS One publication, World Intellectual Property Organization and company data)

Mechanism of Action
Lemzoparlimab blocks the interaction between CD47 expressed on cancer cells and SIRPα expressed on macrophages, leading to increased phagocytosis of cancer cells by macrophages. Blockade of CD47 by lemzoparlimab may also promote the development of anti-tumor T cell responses, resulting from increased tumor antigen presentation by professional antigen-presenting cells such as macrophages and dendritic cells. In addition to stimulating the phagocytosis of cancer cells, CD47 blockade was shown to involve other anti-tumor mechanisms, such as the enhancement of ADCC, direct induction of apoptosis (programmed cell death) of cancer cells, induction of differentiation of cancer stem cells, and inhibition of metastasis.

Figure:
Targeting the CD47/SIRP
α
myeloid-specific immune checkpoint. CD47 is highly expressed on many different types of cancers. SIRP
α
is an inhibitory receptor expressed on macrophages and other myeloid immune cells. When CD47 binds to SIRP
α
, it causes the inhibition of phagocytosis. CD47 antibodies disrupt the CD47/SIRP
α
axis and enable the phagocytosis of cancer cells.

Summary of
Pre-clinical
Results
CD47-related In Vitro and In Vivo Anti-tumor Activities
Lemzoparlimab exhibits high-affinity binding to human CD47 protein and CD47-expressing tumor cells at the nanomolar level and effectively blocks interaction of CD47 with its receptor SIRPα. As compared with other CD47 antibodies currently under clinical development, lemzoparlimab (TJC4) demonstrated comparable potency in the enhanced macrophage-mediated phagocytosis of Raji tumor cells (see Figure A below) and comparable anti-tumor activity in the
HL-60
leukemia and Raji xenograft models (see Figure B below). Moreover, when combined with rituximab, lemzoparlimab exhibited a markedly enhanced inhibition on tumor growth in a diffuse large B cell lymphoma (DLBCL) animal model, through the synergistic effect of both agents (see Figure C below).

Figure:
In vitro and in vivo anti-tumor activity of lemzoparlimab (TJC4). (A) In vitro phagocytosis of Raji cells by primary human macrophages in the presence of different doses of lemzoparlimab or comparator CD47 antibodies. (B) In vivo anti-tumor activity of lemzoparlimab mono-treatment in Raji xenograft model. (C) In vivo anti-tumor activity of lemzoparlimab (5 mg/kg, BIW) in combination with Rituximab (5 mg/kg, BIW) in the DLBCL model.

Assessment of Potential CD47-related In Vitro and In Vivo Hematologic Effects
Firstly, in a representative flow cytometric analysis (see Figure A below), lemzoparlimab showed minimal binding to human RBCs compared to comparator CD47 antibodies used at the same concentration (1
μ
g/ml). The minimal binding of lemzoparlimab to RBCs was confirmed when compared with other CD47 antibodies across multiple concentrations in another flow cytometric experiment (see Figure B below).

Figure:
Binding of CD47 monoclonal antibodies to RBCs. (A) Representative graph of the staining of human RBCs with CD47 monoclonal antibodies or control IgG (1 µg/ml); (B) Dose dependent binding of CD47 monoclonal antibodies with human RBCs from different healthy donors (n = 3). MFI: mean fluorescence intensity.

Secondly, as CD47 is expressed on normal RBCs, binding of CD47 antibodies to the surface of RBCs could cross-link the RBCs into lattices and prevent them from precipitating into compact pellets, which is a phenomenon termed hemagglutination. Our results showed that lemzoparlimab did not induce RBC agglutination across a wide range of antibody concentrations, while a comparator antibody caused significant hemagglutination starting at a concentration of 0.3
μ
g/ml. Results from a representative experiment are shown below.

Figure:
Hemagglutination by CD47 monoclonal antibodies. Left: representative graph of hemagglutination (haze appearance) or lack thereof (precipitate) by different concentrations of control IgG, lemzoparlimab (TJC4), and comparator antibodies. Right: quantification through an index determined by the area of RBC occupation in the presence of the test antibodies, normalized to that of IgG control.

Thirdly,
in vivo
safety studies were performed in cynomolgus monkeys to assess the effects of lemzoparlimab on the hematology parameters. Whereas a single bolus IV injection of the comparator antibody caused a significant drop in the number of RBCs and hemoglobin (“HGB”) levels, treatment with lemzoparlimab at a dose of 10 mg/kg did not significantly affect the number of RBCs, HGB levels or reticulocyte or platelet counts (see figure below).

Figure:
Hematological parameters in
non-human
primates treated with a single dose of CD47 antibodies. On Day 0, naive cynomolgus monkeys were IV injected with PBS control (n=2), lemzoparlimab (TJC4) (n=2, 10 mg/kg) or a comparator antibody (n=2, 10 mg/kg). Blood cells were counted, twice before drug injection (baseline) and at 3, 6, 10, 14 and 21 days post-injection.

Moreover, in a four-week GLP toxicology study, lemzoparlimab treatment did not induce significant overall toxicologic changes. Only mild decreases in the number of RBCs, HGB and hematocrit were found, which reached nadir at Day 4 post-first administration and then gradually recovered to the normal range following administration. The changes were not dose-dependent. Compared with the placebo control, the average decrease of RBCs in the treated animals was approximately 6% to 9% with only one animal showing an 18% drop at a dose of 30 mg/kg. No
RBC-associated
changes were noted in histopathologic examinations or in bone marrow smears (including erythrocytic series). Therefore, NOAEL was defined at 100 mg/kg.
Four-week GLP Toxicology Study in Monkeys

Figure:	RBC counts in male cynomolgus monkeys treated with five consecutive weekly dose of lemzoparlimab (TJC4) at 0-100 mg/kg in a 4-week GLP toxicology study.
Key preclinical data described above have been published as a poster presentation (#4063) at American Society of Hematology 2019 Annual Meeting.

ELUCIDATION OF THE MOLECULAR MECHANISM UNDERLYING MINIMAL BINDING TO RBC
We set forth to investigate the molecular mechanism underlying the minimal binding of lemzoparlimab to RBC. The crystal structure of the CD47 antibody binding complex revealed that lemzoparlimab binds to a unique epitope of CD47 that is situated in a heavily glycosylated site on RBC. More specifically, the results of crystal structure analysis identified an N-glycosylation site located nearby the epitope residues. We hypothesized that the glycosylation site nearby the epitope may hinder lemzoparlimab from fully binding to its epitope on RBC. A series of experiments were carried out to address this hypothesis. RBCs were treated with PNGase to remove the N-linked oligosaccharides from glycoproteins, followed by testing of CD47 antibody binding to the de-glycosylated RBCs. The results showed that PNGase treatment of RBCs significantly increased the binding of lemzoparlimab as compared to a control antibody, providing the experimental evidence that removal of glycosylation site(s) on RBC effectively restores binding of lemzoparlimab to RBC.

Figure:
The left. Crystal structure of the complex of the Fab of lemzoparlimab (TJC4, Cyan) binding with the extracellular domain (ECD) of human CD47 (Green). The right. In a representative experiment, human RBCs were treated with PNGase for 1 hr followed by the addition of lemzoparlimab (TJC4) or a comparator CD47 antibody that binds strongly to RBC at the indicated concentrations. The binding of CD47 antibodies to the treated (de-glycosylated) or untreated RBCs was analyzed by flow cytometry.

Results of Phase 1 Clinical Trial
The ongoing Phase 1 study of lemzoparlimab in the U.S. is an open-label, multi-center, multiple dose study conducted in two parts to determine safety, tolerability, pharmacokinetics (PK), pharmacodynamics (PD) and efficacy of lemzoparlimab administered alone and in combination (NCT03934814). The first part is comprised of a single agent dose escalation (Part 1a) followed by two separate combination regimens in an escalating dose range with pembrolizumab (Part 1b) and with rituximab (Part 1c), respectively. The second part is a dose expansion study of the combination therapies.
The monotherapy dose escalation has been completed and the initial data from the monotherapy were presented at Society for Immunotherapy of Cancer (SITC) in November 2020 (poster #385). The data are described below.
Single Agent Dose Escalation
Study Design
. NCT03934814 is an open label, Phase 1 study to evaluate the safety, tolerability, maximal tolerable dose (MTD) or maximum administered dose (MAD), PK, PD, and recommended phase 2 dose (RP2D) of lemzoparlimab in subjects with advanced, relapsed or refractory solid tumors and lymphoma. Part 1 of the study comprises a single agent dose escalation in a standard 3+3 design (1a) and 2 separate dose escalations in combination with pembrolizumab (1b) or rituximab (1c). Part 2 is a dose expansion study. Lemzoparlimab was administered as weekly IV infusions in successive dose cohorts (1, 3, 10, 20 and 30 mg/kg) without any priming dose. Twenty patients were enrolled. Clinical data from the Part 1a study were reported as of November 2020.

Safety
. Lemzoparlimab was well tolerated up to 30 mg/kg on a weekly infusion schedule without priming dosing
. No dose limited toxicities (DLTs) or drug-related severe adverse event (SAE) were reported throughout the study. Maximal tolerable dose (MTD) was not reached. All treatment-related adverse events (TRAEs) were either Grade 1 or Grade 2, except that one Grade 3 lipase increase was reported. No clinical or laboratory evidence of hemolytic anemia were observed throughout.

Table:	Treatment-related adverse events (TRAE) by cohort.
A transient reduction in the hemoglobin levels during the first cycle was observed across all cohorts. The average drop was ~10% and was not dose-dependent. This finding is consistent with the results of pre-clinical
GLP toxicity studies. None of the drug-related anemia reported was considered to be severe or hemolytic in nature.

Figure:	Time course of hemoglobulin and reticulocyte counts following lemzoparlimab treatment (all groups). Each cycle (C) is 21 days (D). Mean±SD is shown.
Pharmacokinetics
. The PK profile of lemzoparlimab appeared linear at doses higher than 10 mg/kg following a single dose administration, while its exposure was greater than dose proportional over the dose range of 1 to 10 mg/kg, suggesting that at higher doses, lemzoparlimab could overcome the CD47 “sink effect”. Five subjects were confirmed positive for anti-drug antibodies (ADA) following the first treatment: 3 were from 1 mg/kg, 1 from 3 mg/kg and 1 from 10 mg/kg. No impact of ADA was seen on safety or PK profiles.

Figure:	Serum PK of lemzoparlimab Q1W following a single dose (upper) and multiple doses (lower).
Pharmacodynamics.
A dose dependent increase of the CD47 receptor occupancy (“RO”) on CD3+ T cells in the peripheral blood was observed after the escalation of the lemzoparlimab dosage. Maximal saturation of CD47 RO on peripheral T cells was achieved at 20 and 30 mg/kg following weekly administration of lemzoparlimab.

Figure:	CD3+ T cell receptor occupancy.
Preliminary Efficacy
. One confirmed Partial Response (PR) was observed in the 30 mg/kg monotherapy cohort (1/3) with 11 cycles completed so far. The patient who had metastatic melanoma had failed prior systemic treatment of nivolumab and ipilimumab. In addition, three patients achieved Stable Disease (SD) with SD duration longer than 16 weeks at dose cohorts cross 1 mg/kg, 10 mg/kg and 30 mg/kg. Two patients with head and neck squamous cell carcinoma (HNSCC) and renal cell carcinoma (RCC), respectively, failed nivolumab and the other with ovarian cancer received no prior PD-(L)1 inhibitor treatment.

Figure:	Responding hepatic metastases in a melanoma patient.
Summary of Clinical Data
Lemzoparlimab was well tolerated up to 30 mg/kg on a weekly infusion schedule without priming dosing strategy. No dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout. Maximal tolerable dose (MTD) was not reached. Lemzoparlimab PK appeared to be linear at mid to high dose levels following a single dose with no significant “sink effect”. Lemzoparlimab monotherapy exhibited evidence of anti-tumor activity in both PD-(L)1 refractory and treatment nalve cancer patients. One confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (n=3). This patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD) with SD duration longer than 16 weeks starting at 1 mg/kg. Two patients failed nivolumab and the other received no prior PD-(L)1 inhibitor treatment.
Clinical Development Plan
The goal of our global and China clinical development plans is three-fold. We will evaluate the therapeutic role of lemzoparlimab in (1) hematologic malignancies; (2) solid tumors, in combination with other treatment agents; and (3) its application to advance the current treatment options of felzartamab as the second-line and the third-line potentially to a first-line treatment. However, our top priority is to launch lemzoparlimab as the first CD47 antibody product in China.
Hematologic malignancies
. Our ambition is to achieve an accelerated marketing authorization of lemzoparlimab in China, potentially as the first CD47 antibody product in China. MDS and possibly NHL are being evaluated as the potential first indication(s), as they hold higher probability of success for accelerated approvals. With the approved IND from the China NMPA, we are initiating an abbreviated phase 2 clinical study of lemzoparlimab in combination with AZA in patients with AML and MDS, potentially bridging the clinical study, pending approval by the NMPA, to a registrational clinical trial in patients with MDS.
Moreover, we are continuing to enroll more patients with relapsed or refractory CD20+ diffuse large B cell lymphoma (DLBCL) and follicular lymphoma in a combination clinical trial with rituximab (Rituxan
®
) in the U.S. This clinical trial includes clinical sites in China through an IMCT (international multi-center clinical trial) mechanism in order to potentially bridge, pending approval by the NMPA, to a registrational clinical trial in NHL in China.
In addition, we will participate in a global Phase 3 clinical trial to be led by AbbVie in patients with newly diagnosed AML patients who are unfit for intensive chemotherapy for registrational purposes globally by AbbVie and in China by
I-Mab.
The objective of this pivotal trial is to confirm the efficacy and safety of lemzoparlimab in combination with AZA and venetoclax (Venclexta
®
) in the aforementioned patient population to support a NDA data package for submission.
Solid tumors
. We are continuing to advance the current cohort expansion study in the U.S. combining lemzoparlimab with pembrolizumab (Keytruda
®
) to evaluate the safety and efficacy in patients with NSCLC and ovarian cancer. The results of this on-going
clinical study are anticipated in Q4 2021.With more clinical data from our ongoing U.S. study, additional clinical data reports from the competing clinical trials and, more importantly, our translational medicine study findings where specimens of various tumor types are analyzed for CD47 expression, we are in preparation of an IND submission to China’s NMPA to initiate a phase 2 “basket” clinical trial in patients with advanced solid tumors that are selected for a higher probability of success in the second half of 2021.
Combination with felzartamab to enhance the treatment efficacy of the current second-line or third-line treatment of MM
. We believe that lemzoparlimab may work synergistically with other pathways in immuno-oncology to offer significantly better treatment efficacy.
Pre-clinical
data generated in house and reported by others support the hypothesis that lemzoparlimab may work synergistically with CD38 antibody for multiple myeloma, to offer significantly better treatment efficacy and potentially move to a first-line treatment option. A clinical trial will be initiated in the second half of 2021 in China to evaluate safety and clinical efficacy of combination therapy of lemzoparlimab with felzartamab in patients with multiple myeloma.

Current Development Status and Expected Milestones
(1) The
on-going
clinical trial with lemzoparlimab in combination with pembrolizumab in patients with NSCLC and ovarian cancers in the U.S. is on track to deliver preliminary results by Q4 2021; (2) A new clinical trial of lemzoparlimab in combination with
PD-1
therapy in patients with selected solid tumors will be initiated in the second half of 2021 in China; (3) The combination study of lemzoparlimab with AZA in untreated AML and MDS patients is set to commence in Q2 2021 in China. Patient enrollment is expected to complete by Q4 2021; (4) The on-going
NHL clinical study with rituximab, involving clinical sites in both the U.S. and China, is expected to have topline results by Q4 2021; and (5) The combination study of lemzoparlimab with felzartamab in patients with MM is planned to start in the second half of 2021 in China.
Uliledlimab (TJD5): A Potential Highly Differentiated CD73 Antibody for Cancer Treatment
Summary
Uliledlimab is an internally developed, humanized inhibitory antibody against human CD73. CD73 is a homodimeric enzyme expressed in tumors and plays a critical role in suppressing immune cells in tumor micro-environment. Uliledlimab displays sub-nanomolar binding affinity to CD73 and inhibits its nucleotidase activity.
In vitro
, uliledlimab completely reversed the
AMP-
or tumor cell-mediated suppression of T cells.
In vivo
, when combined with a
PD-L1
antibody, uliledlimab exhibited a superior or synergistic inhibitory effect on tumor growth. The key differentiation of uliledlimab when compared to some of the other clinical stage antibodies of the same class, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect”. With this particular mode of action, uliledlimab, if approved, has the potential to become a highly differentiated CD73 antibody. Since the IPO in January 2020, we have made extensive efforts to understand the structural basis underpinning the mechanism of action that leads to the differentiated properties of uliledlimab from those of other CD73 antibodies. The key findings of our latest mechanistic study were presented at the AACR 2021 annual meeting.
We have made significant progress in global clinical development of uliledlimab. In the U.S., we have completed the initial assessment of a Phase 1 clinical study where uliledlimab was evaluated as a monotherapy lead-in
and followed by combination with atezolizumab (Tecentriq
®
) in patients with solid tumors. Topline results from this clinical study show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. The topline results are expected to be presented at ASCO 2021 annual meeting.
In parallel, we are conducting a Phase 1/2 clinical trial in China to evaluate uliledlimab in patients with advanced solid tumors. The first patient was dosed in May 2020 and this study was accelerated by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the U.S. as described above. Currently, we are advancing the Phase 1/2 dose escalation and cohort expansion study of uliledlimab as a single agent and in combination with toripalimab (TUOYI
®
), a
PD-1
antibody, in patients with advanced or metastatic cancers who are refractory to or intolerant of available therapies. In February 2021, the first patient in the combination study was dosed which was significantly ahead of the previous planned clinical development timeline.
Therapeutic Indications
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
Pre-clinical
studies have indicated that the inhibition of CD73 renders T cells more responsive to
PD-1/PD-L1
therapies by altering the tumor micro-environment, resulting in a superior anti-tumor effect. As CD73 is widely expressed in various cancers, a combination therapy of uliledlimab with a
PD-1/PD-L1
antibody may increase the likelihood of treatment success in cancer patients who do not respond to standard
PD-1/PD-L1
therapies. The potential cancer indications of uliledlimab include thyroid cancer, lung cancer, colorectal cancer, stomach cancer, urothelial cancer, endometrial cancer, head and neck cancer, breast cancer, ovarian cancer, and melanoma, in which CD73 is widely expressed.

A small group of global companies are among the front-runner having active clinical development programs with CD73 antibodies. Oleclumab (MEDI-9447) from Medimmune and
BMS-986179
from Bristol-Myers Squibb are the two most advanced CD73 antibodies for cancer therapy, which are in Phase 2 clinical trials.
BMS-986179
is being studied as a single agent and in combination with nivolumab for the treatment of advanced colorectal, esophageal, gastric, ovarian, and pancreatic cancers. MedImmune is testing MEDI-9447 for the treatment of solid tumors as a single agent or in combination with durvalumab or chemotherapy.
CPI-006
(from Corvus) is being evaluated in a Phase 3 clinical trial for the treatment of hospitalized patients with
COVID-19
and in a multi-center Phase 1 oncology clinical trial.
NZV-930
(from Novartis) and AK119 (from AkesoBio) have entered Phase 1 clinical trials for the treatment of solid tumors. Most recently, Arcus Biosciences reported promising results in their Phase 1b/2 trial of AB928, a small molecule CD73 inhibitor, in patients with pancreatic cancer.
Advantages of Uliledlimab
Extracellular AMP can be generated from ATP, cyclic AMP and nicotinamide adenine dinucleotide (“NAD”) through separate biochemical pathways, all of which converge to CD73 to generate adenosine. Thus, CD73 antibody is expected to block adenosine generation more completely than other related targets. Further, CD73 antibody works through a substrate non-competitive
fashion and has advantages over small molecule inhibitors targeting the adenosine pathway through a substrate competing fashion. Immunologically, in addition to the reversal of adenosine mediated T cell suppression, uliledlimab directly increased B cell activation and antigen presentation as evidenced by upregulation of CD69, CD83, CD86 and
HLA-DR,
which was unaffected by the addition of adenosine. Combination of uliledlimab with a
PD-(L)1
antibody showed synergistic anti-tumor activities both
in vitro
and
in vivo
. More importantly, uliledlimab, if approved, is potentially highly differentiated among the clinical stage CD73 antibodies as it binds to a novel epitope in the
C-terminal
domain of CD73 without causing a “hook effect”.
In summary, uliledlimab has the following key advantages: (1) uliledlimab exhibits a typical dose-response curve without the “hook effect” and with a complete inhibition of both soluble and surface-bound CD73; and (2) uliledlimab has a non-competitive
inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which would be expected for small-molecule competitive blockers. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.
Mechanism of Action
Adenosine is a potent immunosuppressive signaling molecule abundant in the tumor micro-environment. CD73 is the rate-limiting enzyme that generates adenosine from extracellular AMP. Uliledlimab allosterically inhibits the CD73 enzyme by preventing the inactive CD73 dimer from changing into the active conformation in a substrate non-competitive
manner. This results in a decrease in adenosine production in the tumor micro-environment, increasing T cell anti-tumor activity.

Figure:	Schematic diagram of CD73-catalyzed adenosine (Ado) generation and immunosuppression by Ado in the tumor micro-environment.
Summary of
Pre-clinical
Results
Inhibition of CD73 by Uliledlimab.
As shown in the figure below, uliledlimab displayed complete inhibition of soluble CD73 enzymatic activity (IC50= 0.22 n
M
) without the “hook effect” in contrast to the comparator molecule, which at higher concentrations caused a paradoxical rebound of enzymatic activity presumably due to its inter-dimer binding mode.

Figure: Inhibition of soluble CD73 enzymatic activity by CD73 antibodies.
Restoration of T Cell Activity by Uliledlimab In Vitro
. We observed that AMP inhibited interferon gamma
(IFN-g)
production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor micro-environment where AMP is abundantly produced. However, this suppression could be reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73 high human ovarian cell line
SK-OV-3
and human T cells were
co-cultured,
addition of uliledlimab restored T cell activity as measured by
IFN-g
production in a concentration-dependent manner.
Stimulation of B Cell Activity Independent of Adenosine
. In addition to the restoration of AMP mediated T cell suppression, we found that uliledlimab treatment could activate human B cells as evident by the up-regulation
of activation markers CD69 and CD83 as well as antigen presentation markers CD86 and
HLA-DR.
As compared to T cells, the effects of uliledlimab on B cells were adenosine independent.

Figure:	Up-regulation of activation markers (A) and antigen presentation markers (B) on B cells by uliledlimab which was not affected by the addition of adenosine analog (NECA).
In Vivo Anti-tumor Activity of Uliledlimab.
Uliledlimab monotherapy inhibited in situ tumor derived CD73 activity, leading to the anti-tumor effect in a mouse xenograft model bearing A375 melanoma cells. To examine whether uliledlimab could enhance the anti-tumor activity of
PD-1
or
PD-L1
antibody, we evaluated the therapeutic effects of uliledlimab in combination with a
PD-1
antibody in MC38 model using CD73 humanized mouse and
PD-L1
antibody in the A375 xenograft model, respectively. The combination treatments resulted in stronger inhibition of tumor growth than monotherapy of
PD-(L)1
antibody or uliledlimab.

Figure:	Inhibition of tumor growth and in situ CD73 activity by uliledlimab alone or in combination with a PD-1 or PD-L1 antibody.

Pharmacokinetics of Uliledlimab in Cynomolgus Monkeys
. Following a single IV injection of uliledlimab at 5, 25 and 50 mg/kg, the mean C max
ranged dose-proportionally from 136 to 1430 µg/mL, and the systemic exposure indicated by the AUC0-last increased in a non-linear
manner, ranging from 4020 to 135000 hr*µg/mL. Mean half-life was 44.9 hours, 61.5 hours and 104 hours, respectively, reflecting decreased clearance of uliledlimab with increasing dose. No apparent sex difference was observed in the main PK parameters. Positive ADAs against uliledlimab were detected in the majority of the animals, without an apparent impact on systemic exposure.

Figure:	Concentration-time profile of uliledlimab in cynomolgus monkeys.
Repeat-dose Toxicology Study of Uliledlimab in Cynomolgus Monkeys
. A four-week GLP toxicity study was conducted in cynomolgus monkeys followed by a six-week
recovery period to evaluate the potential toxicity of uliledlimab. Forty cynomolgus monkeys were randomly assigned into four groups (5/sex/group) and given five weekly doses of uliledlimab at 20, 60 or 200 mg/kg via IV injection. Systemic exposures (C max
and
AUC0-t)
generally increased dose-proportionally, and the Day 22 values were generally higher than those on Day 1, with mean accumulation ratios (AR) ranging between 1.65 and 2.19. No apparent sex difference was observed. Positive ADAs against uliledlimab were detected in the majority of animals following repeat administration at all doses, while no significant impact was observed on the TK profiles.
The only uliledlimab-related effect was decreased monocyte chemoattractant protein 1
(MCP-1)
on Day 1 (24 or 48 hours post-dosing) in treated animals. Due to a lack of corresponding findings or impact on the wellbeing of the animals, this effect was not considered adverse. No abnormality was observed in other study endpoints, including safety pharmacology parameters and immunotoxicity. The no observed adverse effect level (NOAEL) was defined at 200 mg/kg. This dose level corresponded to the mean C max
and AUC values of 6,890
μ
g/ mL and 594,000
μ
g*hr/mL in males, respectively, and 6,450
μ
g/mL and 501,000
μ
g*hr/mL in females, respectively, on Day 22 of the dosing phase.
We presented the mechanistic analysis and
pre-clinical
data at 2021 American Association for Cancer Research (AACR) Annual Meeting. The key differentiation of uliledlimab when compared to other clinical stage antibodies of the same class, is related to its novel epitope. The differentiated mechanism of action works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity while avoiding the aberrant pharmacological property known as the “hook effect”. With this differentiated mode of action, uliledlimab, has the potential to become a best-in-class
CD73 antibody for its clinical advantages, if fully validated in the clinic.

Clinical Development Plan
We are rapidly advancing multiple clinical development programs of uliledlimab in the U.S. and China in parallel, leveraging the efficacy, biomarker analysis and safety data from both geographies to accelerate global development towards a pivotal clinical study in patients with selected solid tumor types. We plan to target different cancer indications in the U.S. and China based on unmet medical needs and registration pathways. In the U.S., we recently completed a Phase 1 clinical trial where the safety and efficacy signal of uliledlimab in combination with standard regimen of atezolizumab (TECENTRIQ
®
) were evaluated in patients with advanced or metastatic solid tumors. Topline results from the study showed that uliledlimab is safe and well tolerated at the dose range evaluated. The study also demonstrated clinical activity of uliledlimab in patients with advanced solid tumors. The clinical data set of this Phase 1 study has been selected for presentation at the 2021 ASCO annual meeting in June.
In China, a multi-center, open-label Phase 1/2 dose escalation and cohort expansion clinical trial of uliledlimab in combination with toripalimab (TUOYI
®
) is ongoing in patients with advanced or metastatic solid tumors. The study includes a dose escalation phase and a dose expansion phase. In the dose escalation phase, we will characterize safety, pharmacokinetic and pharmacodynamic profile of uliledlimab and explore preliminary clinical efficacy. In the dose expansion phase, we will continue to explore the clinical activities in different types of solid tumors and potential biomarkers in a “basket” trial design by leveraging the data from the uliledlimab trial in the U.S. One of the focused cancer indications is NSCLC, where we will look into the potential subpopulations, based on previous treatment lines, immuno-oncology treatment history and relevant biomarkers. Similarly, we will select a few other cancer types to be included in this basket clinical trial. We will test various relevant biomarkers, including adenosine-A2AR pathway markers, selected cytokines and gene signatures, to potentially correlate with clinical activity of uliledlimab. The overall results will guide us to rapidly advance clinical development towards a registrational study.
Current Development Status and Expected Milestones
In the U.S., we recently completed the Phase 1 clinical trial and plan to move forward with the cohort expansion study in 2021.
In China, we will complete the current dose escalation trial in Q2 2021 and present the preliminary efficacy and safety results at a scientific conference in the second half of 2021.
By leveraging the clinical data from the uliledlimab trial in the U.S., we have been facilitating the cohort expansion study of uliledlimab in combination with toripalimab (TUOYI®). The first patient dosing of this combination therapy was achieved in February 2021 and the study is on track with over 15 clinical sites involved in China.
Efineptakin alfa (TJ107): The First Long-acting Recombinant Human
IL-7
with the Potential for Cancer Treatment-related Lymphopenia and Cancer Immunotherapy
Summary
Efineptakin alfa is the world’s first and only long-acting recombinant human interleukin-7
(“rhIL-7”),
which is being developed as a T lymphocyte-booster for cancer-related immunotherapy. Due to its advantages in terms of selective immune functions, improved stability, developability, and extended half-life, efineptakin alfa is differentiated from an earlier generation of short-acting
rhIL-7
and other T cell growth factor (e.g.,
interleukin-2).
In December 2017, we acquired exclusive rights from Genexine to develop and commercialize efineptakin alfa in Greater China. Efineptakin alfa is positioned to meet unmedical need in two therapeutic areas of oncology.
Firstly
, it can potentially offer as a monotherapy or an oncology care product to cancer patients with treatment-related lymphopenia (low blood lymphocyte levels) induced by chemotherapy or radiation therapy. This target indication covers a large population of cancer patients who develop treatment-related lymphopenia, a clinical condition that weakens the anti-tumor activity of the immune system and the ability of the patients to continue required chemotherapy or radiation therapy, leading to worsened disease prognosis and poor clinical outcome. Currently, there is no treatment available for this condition. In May 2020, we obtained an IND approval from the NMPA and a Phase 2 clinical trial in GBM patients with lymphopenia is on-going.

Secondly
, efineptakin alfa is expected to show a therapeutic effect as a combination therapy with immune checkpoint inhibitors, i.e.,
PD-1/PD-L1
therapies, due to its inherent selective T cell-boosting properties.
Pre-clinical
studies have indicated that efineptakin alfa exerted additional anti-tumor effect when combined with
PD-1/PD-L1
therapies. If proven efficacious in clinical studies, we believe such a combination therapy, can potentially treat a large population of cancer patients who do not respond or respond poorly to
PD-1/PD-L1
therapies. We plan to initiate a Phase 2 combination clinical trial in the second half of 2021.
Therapeutic Indications
One of the target therapeutic indications of efineptakin alfa is cancer treatment-related lymphopenia. Cancer patients who undergo chemotherapy and/or radiation therapy often develop cancer treatment-related lymphopenia, which further damages their already compromised immune systems and their ability to fight against cancers. Advanced solid tumor is another indication for efineptakin alfa as a combination therapy with
PD-1
therapy. As more than 60% cancer patients either do not respond or respond poorly to current
PD-1/PD-L1
therapies, there are intense attempts to identify an effective agent that can work synergistically with
PD-1/PD-L1
therapies to increase the probability of treatment success. Efineptakin alfa is believed to provide such a treatment option, which is supported by pre-clinical
reports that
IL-7
exhibits a synergistic effect with
PD-1/PD-L1
therapies in the treatment of cancers and by the recent clinical data reported by Genexine (see elsewhere in this section).
Advantages of Efineptakin alfa
Efineptakin alfa has an advantage over other T lymphocyte cytokines with therapeutic potential in oncology.
Pre-clinical
and clinical results generated so far indicate that efineptakin alfa has a favorable immune function profile over recombinant human interleukin-2
(“rhIL-2”)
in that efineptakin alfa activates and expands tumor-fighting CD4, CD8 and natural killer T cells but spares tumor-protecting Treg cells. By contrast,
rhIL-2
is a well-known inducer of Tregs, which suppresses tumor-fighting effector T cells. Furthermore,
rhIL-2
has a narrow therapeutic window and causes serious side effects such as capillary leak syndrome, breathing problems, serious infections, and seizures. A polyethylene glycol (PEG)-conjugated
IL-2
variant developed by Nektar Therapeutics has yielded mixed results, indicating the complexity associated with using
IL-2
as a cancer treatment. Owing to its preferred immune function and molecular profiles demonstrated in pre-clinical
and Phase 1/2 clinical trials, we believe that efineptakin alfa is a superior T cell cytokine investigational drug for cancer treatment-related lymphopenia and cancer immunotherapy.
Efineptakin alfa, as an engineered
rhIL-7,
has the advantages of improved stability and half-life extension through Genexine’s proprietary hybrid fragment crystallizable region (“hyFc”). Introducing a few hydrophilic amino acid residues to the
N-terminus
of
IL-7
overcomes stability issues that hampered the development of previous
rhIL-7
drug candidates. Furthermore, application of the hyFc technology enhances
IL-7’s
function, increases its half-life (from 48 to 112 hours after a single subcutaneous (“SC”) dose in clinical studies), and allows for a robust purification process. By contrast, the half-life of first-generation
rhIL-7
was reported to be about 12 hours after SC dosing in human subjects. The hyFc in efineptakin alfa is also non-cytolytic, so it will not damage the T cells to which it binds. Unlike efineptakin alfa, the previous
rhIL-7
drug candidates adopt
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
Mechanism of Action
IL-7
is a cytokine essential for the survival and homeostatic proliferation of naive and memory T cells (see figure below).
IL-7
is critically involved in restoring T cells to normal levels in the event of lymphopenia by stimulating T cell proliferation.
IL-7
exerts its functions by binding to and activating the
IL-7
receptor, which is expressed primarily on lymphocytes, including the lymphoid precursors, developing T and B cells, naive T cells, and memory T cells, but not on tumor-protecting Tregs. Efineptakin alfa as a monotherapy may enhance anti-tumor immunity by augmenting the number and functionality of T cells, whereas efineptakin alfa in combination with an immune checkpoint inhibitor, cancer vaccine or
CAR-T
may improve the anti-tumor response by restoring T cell numbers, reconstituting T cell pools and reinvigorating exhausted T cells.

Figure:	Role of IL-7 in T cell maintenance and proliferation.
Summary of Clinical Results
First-In-Human
Phase 1a Trial in South Korea
A
first-in-human
Phase 1 trial has been conducted by Genexine in South Korea. This was a randomized, double-blind, placebo-controlled, single ascending dose study, to evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic properties of 20 or 60 µg/kg efineptakin alfa via SC or intramuscular (“IM”) administration in healthy volunteers. Each dose group consisted of 10 subjects, eight of whom were administered efineptakin alfa and two were given placebo via the same route of administration.
Safety
. Efineptakin alfa was well-tolerated in all 30 subjects without serious adverse events. The most common adverse events were transient Grade 1 or 2 injection site skin reactions.
Pharmacodynamics (“PD”)
. Because
IL-7
promotes the survival and proliferation of T cells, absolute lymphocyte count (“ALC”) in the peripheral blood was used as a reliable and convenient PD marker for efineptakin alfa (see figure below). ALC initially decreased transiently in all efineptakin alfa groups. This effect is often termed margination, which is a physiological phenomenon common to many cytokines as a result of increased adherence of cytokine-stimulated white blood cells to the blood vessels and subsequent trafficking to tissues and lymphoid organs. ALC recovered in approximately seven days, reaching a maximum value at close to 21 days, before gradually declining. This result indicated that a single dose of efineptakin alfa had a long-lasting effect of increasing lymphocyte levels. Overall, a greater increase in ALC was observed in Cohort 2 compared with Cohort 1, demonstrating a dose-dependent response. Additionally, a higher increase in ALC was observed in Cohort 3 compared with Cohort 2, which was consistent with the results of an animal study, where IM injection induced a more effective increase in lymphocytes than SC injection.

Figure:	Median fold changes of ALC following a single dose of efineptakin alfa in humans. Cohort 1: 20 ug/kg, SC; Cohort 2: 60 ug/kg, SC; and Cohort 3: 60 ug/kg, IM. (Source: Genexine)
Efineptakin alfa treatment resulted in a substantial increase in the number of CD4 and CD8 T cells, natural killer T cells, naive T cells, central memory, effector memory, and terminally differentiated effector memory T cells, without affecting the number of B cells, natural killer cells, monocytes or Tregs.

Figure:
Median fold changes of T cells and subsets following a single dose of efineptakin alfa in human subjects. Cohort 1: 20 ug/kg, SC; Cohort 2: 60 ug/kg, SC; Cohort 3: 60 ug/kg, IM. (A) CD3+T cells, (B) CD4+T cells, (C)CD8 + T cells, (D) Natural Killer T cells, and (E) regulatory T cells (Treg). (Source: Genexine)

Pharmacokinetics
. Efineptakin alfa was slowly absorbed, particularly after SC administration, and was slowly removed, resulting in a half-life of 48 to 112 hours, longer than that reported for the first generation
rhIL-7
(about 12 hours). Intramuscular efineptakin alfa showed approximately two-fold
greater exposure than SC administration at the same dose level of 60 µg/kg. The higher plasma exposure of efineptakin alfa after IM administration was well-correlated with a more robust PD effect on ALC in Cohort 3.
Immunogenicity
. ADAs were detected in 22 of 24 subjects treated with efineptakin alfa. One subject in Cohort 3 was positive for ADAs before treatment. Neutralizing antibodies were observed in 42% and 46% of the subjects within one to two months following administration, respectively, but only one person still harbored neutralizing ADAs five months after administration.

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
Phase 1b Trial in Cancer Patients in China
This
two-part
study is to evaluate the safety, tolerability, PK/PD profile, and anti-tumor activity of efineptakin alfa in Chinese patients with advanced solid tumors who progressed on or after standard therapy. Patients received efineptakin alfa every 4 weeks (in part A) or every 6 weeks (in part B) by intramuscular (IM) injection. Part A was a 3+3 design dose escalation from 240 µg/kg to up to 1200 µg/kg and was completed.
For part A, as of December 31, 2020, 16 patients (11 colorectal cancer, 3 gastric cancer, 1 nasopharyngeal carcinoma, and 1 laryngeal carcinoma) were enrolled and received efineptakin alfa treatment including 240 µg/kg (n = 3), 480 µg/kg (n = 3), 720 µg/kg (n = 4), 960 µg/kg (n = 3) and 1200 µg/kg (n = 3). No DLTs were reported and MTD was not reached. The most common TEAEs were transient lymphocyte count decrease (100%) which was likely due to
IL-7-induced
lymphocyte homing. Other common TEAEs were injection site reactions (93.8%) which recovered spontaneously or after topical treatment with antihistamines. Efineptakin alfa exposure (C max
and AUC
last
) tended to increase dose proportionally in the range of
240-1200
µg/kg. Mean T
1/2
was consistent with results from Phase 1a. Dose-dependent increases in ALC and CD3+ T cells including naive and memory subsets were observed post first dose, while Treg cells were not significantly affected and CD4/Treg ratio was improved. More importantly, IFN-g secreting T cells were significantly amplified, suggesting enhanced anti-tumor potential after treatment. Based on these observations, 960 µg/kg and 1200 µg/kg were chosen for the ongoing part B expansion study, which is fully enrolled (n=12).
Phase 1b/2 Trial in TNBC Patients in the U.S. by Genexine
Our partner Genexine recently released new data from a Phase 1b/2 study of efineptakin alfa in combination with pembrolizumab (KEYTRUDA®) in patients with relapsed or refractory triple-negative breast cancer (TNBC) at 2020 SITC annual meeting. A total of 60 patients had been enrolled and treated with efineptakin alfa in combination with pembrolizumab with or without cyclophosphamide (“CPA”) chemotherapy. The median follow-up period of all treated patients (n=60) was 4.32 months (range 0.9–15.3 months) including 16 ongoing patients. The combination treatment of efineptakin alfa and pembrolizumab, with or without CPA, was safe and well tolerated. Combination (simultaneous treatment) of efineptakin alfa and pembrolizumab induced higher ORR (7/36, 19.4%) than sequential treatment of efineptakin alfa and pembrolizumab with CPA (2/24, 8.3%). In particular, the cohort (n=18) receiving 1,200µg/kg efineptakin alfa with pembrolizumab without CPA showed the highest ORR (27.8%, 5 PRs) with disease control rate (“DCR”) of 44.4% (5 PRs and 3 SDs). Of note, pembrolizumab monotherapy showed 5.3% ORR (KEYNOTE-086) in a Phase 2 study and failed to improve OS as
≥
2L treatment for mTNBC, compared to the standard chemotherapy.
Clinical Development Plan and Current Status
By leveraging the clinical results of Genexine’s ongoing clinical trials in South Korea and the United States, we aim to rapidly advance the clinical development of efineptakin alfa for approval in Greater China. Currently, a Phase 1b trial in China is about to complete. The study is designed to investigate the safety, tolerability and PK/PD response of efineptakin alfa in patients with advanced solid cancers. The clinical trial (NCT04001075) includes: (1) dose escalation of efineptakin alfa using a conventional “3 + 3” study design to identify a safe and active dose range which we have completed; and (2) dose expansion to confirm the safety and obtain preliminary evidence of efficacy for which we completed enrollment as of January 2021. The safety and tolerability profile as well as the PK/PD response are consistent with other ongoing studies of efineptakin alfa.

More importantly, our current clinical development plan is to focus on evaluating safety and efficacy of efineptakin alfa in cancer patients (1) as a broader oncology care treatment for those who suffer from lymphopenia commonly induced by chemotherapy and radiation therapy and (2) as a combination therapy with PD-1 therapy to achieve better clinical response and efficacy.
Cancers with lymphopenia.
In December 2020, we initiated a phase 2 randomized, single-blind, placebo-controlled clinical trial (NCT04600817) to evaluate the safety and efficacy of efineptakin alfa in glioblastoma multiforme (GBM) patients with lymphopenia who have been treated with standard concurrent chemoradiotherapy. The study involves 160 patients who will receive either efineptakin alfa or a placebo once every eight weeks. The primary outcome of the study is the percentage of patients with an increase in the absolute lymphocyte counts and associated clinical response in relation to the treatment with efineptakin alfa. Our partner, Genexine, will share the clinical trial cost in return for an access to the clinical data.
Combination therapy with PD-1 therapy.
By leveraging accumulative clinical data and experience with efineptakin alfa in the treatment of cancer patients in the U.S. and South Korea, including relapsed or refractory triple-negative breast cancer (TNBC), glioblastoma and high-risk skin cancer, we plan to submit a new IND in the second half of 2021 in China to initiate a Phase 2 combination therapy of efineptakin alfa with PD-1 therapy following a basket trial design to include selected tumor types, including TNBC.
Other Clinical Assets
Plonmarlimab (TJM2): A
GM-CSF
Monoclonal Antibody for Rheumatoid Arthritis and
CRS-related
Therapies
Summary
Plonmarlimab is an internally discovered neutralizing antibody against human granulocyte-macrophage colony-stimulating factor
(“GM-CSF”),
an important cytokine that plays a critical role in chronic inflammation and destruction in autoimmune diseases such as rheumatoid arthritis (“RA”). Plonmarlimab is a humanized IgG1 that displays high affinity binding to
GM-CSF
and blocks its signaling pathway and downstream effects. Plonmarlimab is being developed for the treatment of autoimmune and inflammatory diseases, including RA and cytokine release syndrome (“CRS”). We have completed a single-dose first-in-human
study in healthy volunteers in the United States. In China, plonmarlimab is the first antibody of its class entering clinical development. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in China. We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where
GM-CSF
is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy.
Since the
COVID-19
outbreak, we have prioritized plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe
COVID-19,
in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and effects on cytokine levels following a single dose 6 mg/kg treatment of plonmarlimab or placebo (best supportive care) in patients with severe
COVID-19.
Therapeutic Indications
Our initially focused therapeutic indication is RA, a chronic inflammatory disease that is characterized by polyarticular and causes joint destruction, deformity, and loss of function. Extra-articular manifestations include cardiopulmonary diseases, eye diseases, Sjogren’s syndrome, rheumatoid vasculitis and neurological diseases. Current therapies for RA in China include traditional Chinese medicine, corticosteroids, and DMARDs, including immunosuppressants and targeted therapies such as TNF inhibitors. Although the market for RA has become more competitive in China, new medicines targeting different pathways with greater clinical efficacy and safety remain a significant unmet need. Plonmarlimab is one of the new biologics that potentially hold such a promise for the treatment of autoimmune diseases such as RA.

Clinical evidence supporting the role of a
GM-CSF
antibody in RA is highlighted in a few recent global studies. For example, both otilimab (MOR103), a
GM-CSF
antibody from MorphoSys and GSK, and mavrilimumab, a
GM-CSF
receptor antibody from Medimmune, have shown an early onset of clinical responses in Phase 2 proof-of-concept
trials with RA patients. In addition to RA, attempts to develop a
GM-CSF
antibody for treating other autoimmune diseases, such as ankylosing spondylitis, are being studied by Amgen and Takeda. These autoimmune conditions involve the same autoimmune cell types, including macrophages, and neutrophils and the same connective tissues such as bones, joints, and tendons. Given the large patient population affected and the burden of these diseases, we are keen to explore the therapeutic role of plonmarlimab in treating these diseases, if initial studies in RA patients meet primary endpoints.
The therapeutic role of plonmarlimab goes beyond autoimmune diseases. A recent study indicates that
GM-CSF
plays a critical role in serious side effects associated with chimeric antigen receptor
(CAR)-T
therapy, such as cytokine release syndrome (“CRS”) and neurotoxicity. As
CAR-T
therapy has become an effective treatment option for certain cancer types, finding a treatment solution for
CAR-T-related
toxicities that occur frequently and can turn into a serious and potentially fatal condition becomes an urgent need. These severe toxicities add to the morbidity and mortality of
CAR-T
therapy. CRS is caused by a massive release of circulating cytokines by expanding
CAR-T
cells, and
GM-CSF
is one of the key driver cytokines of CRS. Currently, there are no effective therapies to prevent CRS or associated neurotoxicity. Tocilizumab, an
IL-6
receptor antagonist, is approved for severe CRS with limited therapeutic coverage. Recent studies indicate that neutralizing
GM-CSF
in vivo may ameliorate and potentially prevent CRS and neuroinflammation without affecting
CAR-T
cell activity. Humanigen has teamed up with Kite to evaluate lenzilumab, a
GM-CSF
antibody, as a preventive or treatment agent in association with Yescarta, an approved CD19-directed
CAR-T
therapy. In parallel with an RA clinical trial, we are seeking opportunities to co-develop
plonmarlimab as a treatment option for CRS associated with
CAR-T
therapy.
Furthermore, emerging data indicate that the common features among
COVID-19
patients, particularly those who are severely or critically ill, include lymphopenia and significantly elevated serum levels of pro-inflammatory
cytokines including
GM-CSF,
IL-6
and
IFN-
g
. Moreover, recently published data indicate that
COVID-19
can induce a cytokine storm instigated by extensive immune cell infiltration and the release of
GM-CSF
and
IL-6.
These inflammatory cytokines drive aberrant activation of monocytes and lymphocytes which in turn provoke increased production of more cytokines and chemokines in a feed forward cycle, resulting in the cytokine storm, or CRS, severe pulmonary complications and mortality. As
IL-6
blocking antibody therapies failed in multiple trials in
COVID-19,
the current hope that targeting
GM-CSF
may impact the upstream of cytokine storm network to prevent or curb the hyperinflammation and immunopathology potentially associated with the complications of severe
COVID-19.

Recently, Humanigen announced positive topline results from its Phase 3 clinical trial evaluating the efficacy and safety of lenzilumab in patients hospitalized with
COVID-19.
The study achieved its primary endpoint of ventilator-free survival measured through day 28 following treatment (HR: 1.54; 95%CI:
1.03-2.33,
p=0.0365). The Kaplan-Meier estimate for invasive mechanical ventilation (“IMV”) and/or death was 15.6% (95%CI:
11.5-21.0)
in the lenzilumab arm versus 22.1% (95%CI:
17.4-27.9)
in the placebo arm, representing a 54% improvement in the relative likelihood of survival without the need for IMV. Although this study was not powered to demonstrate a statistically significant difference in mortality, a favorable trend in mortality was observed: 9.6% (95%CI:
6.4-14.2)
in the lenzilumab arm compared with 13.9% (95%CI:
10.1-19.0)
in the placebo arm (HR: 1.39; 95%CI:
0.82-2.39;
p=0.2287). For our ongoing clinical trial with plonmarlimab in severe
COVID-19,
we have planned an interim analysis for safety and futility only in Q2 2021.
Advantages of Plonmarlimab
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

•
Convenience and increased patient compliance. Given the favorable development profile (high affinity, excellent PK, clean immunogenicity and concentrated formulation) exhibited by plonmarlimab thus far, the clinically active dose for plonmarlimab is expected to be low, which is advantageous for chronic maintenance of the disease by subcutaneous administration. This provides convenience to the patients and will likely increase patient compliance; and

•
Analgesic effect on inflammatory pain. Because the GM-CSF receptor is also expressed on sensory neurons and is involved in RA-associated inflammatory pain, GM-CSF blockade is expected to provide relief for inflammatory pain, which provides additional clinical benefits to patients. This analgesic effect has been shown in a Phase 2 clinical trial on mavrilimumab (NCT01706926).

Mechanism of Action
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
Plonmarlimab specifically binds to human
GM-CSF
with high affinity and can block
GM-CSF
from binding to its receptor, thereby preventing downstream signaling and target cell activation. As a result, it can effectively inhibit inflammatory responses mediated by macrophages, neutrophils, and dendritic cells, leading to reduced tissue inflammation and damage.

Figure:	Role of GM-CSF in orchestrating coordinated immune response.

Summary of
Pre-clinical
Results
A series of nonclinical studies have been conducted to evaluate the pharmacology, PK, and toxicology profiles of plonmarlimab. Plonmarlimab could potently bind to human and monkey
GM-CSF
but not rodent
GM-CSF.
Plonmarlimab neutralized
GM-CSF
in a number of pharmacological studies in vitro and in vivo. Plonmarlimab demonstrated linear PK behavior in single dose IV and SC studies in monkeys with a half-life characteristic of IgG and a low ADA potential. Weekly plonmarlimab treatment significantly reduced arthritis score and clinical symptoms in monkeys with established collagen-induced arthritis (a model of RA). Both
4-week
and
13-week
repeat-dose GLP general toxicology studies in
non-human
primates have been completed with sufficient safety margin. The nonclinical studies performed to date continue to support plonmarlimab in clinical studies.
Summary of Clinical Results
Completed single-dose
first-in-human
study in healthy volunteers in the U.S.
Based on the
pre-clinical
results, we initiated a
first-in-human
study in healthy volunteers in the United States (NCT03794180). This study has now been completed with a clinical study report (CSR) available.
Study design
. This randomized, double-blind, placebo-controlled, and single dose-ascending study was designed to assess the safety, tolerability, PK/PD, and immunogenicity of plonmarlimab (referred to as TJ003234) in healthy volunteers. We have enrolled and completed dosing of four planned cohorts at 0.3, 1, 3 and 10 mg/kg dose levels, with each cohort consisting of eight subjects randomized into six receiving plonmarlimab and two receiving placebo IV infusions.
Safety
. Plonmarlimab was well tolerated following a single IV dose up to 10 mg/kg in healthy subjects with no MTD reached. There were no interruptions in dosing or early withdrawals. Fourteen males and 18 females participated in the study. The majority of AEs were mild to moderate in nature. No serious adverse events were reported during the study. Overall, 8 of the 24 subjects who received plonmarlimab and 3 of the 8 subjects on placebo reported treatment-related treatment-emergent adverse events (TEAEs). The most common AEs experienced by subjects dosed with plonmarlimab were headache (25%) and protein urine (25%). These AEs were also the most common AEs reported by subjects receiving placebo (37.5% and 37.5%, respectively).
Pharmacokinetics
. Serum concentrations of plonmarlimab (TJ003234) were determined by anti-idiotypic antibody capture immunoassay and PK parameters were analyzed by noncompartmental analysis. Results showed that over the dose range of 0.3 mg/kg to 10 mg/kg, both C max
and exposure increased in an approximately dose-proportional manner, with C max
increased from 5.75
μ
g/mL to 260
μ
g/mL and AUC0-last increased from 90.5 day*
μ
g/mL to 3780 day*
μ
g/mL (see Figure below). In addition, t
1/2
was approximately 3 weeks across the tested dose range. Clearance of plonmarlimab decreased with increasing dose. Volume of distribution decreased slightly with increasing dose. In terms of immunogenicity, two subjects in the 3 mg/kg plonmarlimab cohort and 1 placebo subject were positive for ADA. No subject in the 10 mg/kg dose level was positive for ADA.

Figure:	Mean±SD concentration-time plots of serum plonmarlimab (TJ003234) levels. Linear scale, left; semi-log scale, right. LLOQ, lower limit of quantitation.

Pharmacodynamics
. Four hours after dosing, the induction of STAT5 phosphorylation by ex vivo
GM-CSF
in circulating monocytes was inhibited by at least 70% compared to the placebo following a single dose of plonmarlimab for all dose groups. Plonmarlimab inhibited
GM-CSF-stimulated
STAT5 phosphorylation levels by more than 90% in subjects in the 3 mg/kg and 10 mg/kg cohorts at 4 h to up to 2 weeks after dosing, suggesting the saturation of STAT5 inhibition by the treatment at doses of 3 mg/kg and above.
Ongoing study of plonmarlimab to treat
COVID-19
patients with cytokine release syndrome
We are conducting a Phase 2/3 study of plonmarlimab in the U.S. in patients with CRS associated with severe
COVID-19
(NCT04341116). This study adopts a robust clinical trial design and represents one of the first double-blind, placebo-controlled and randomized studies to evaluate the therapeutic role of anti-GM-CSF
antibody in severe
COVID-19
patients that could potentially lead to the registration of plonmarlimab in the U.S.
Part 1 of the study evaluated the safety and tolerability of plonmarlimab in a total of 24 patients who were randomized at a ratio of 1:1:1 to receive either a single dose of 3 mg/kg plonmarlimab, a single dose of 6 mg/kg plonmarlimab or placebo (standard care), administered by intravenous (IV) infusion. Data from part 1 of the study were reviewed by a data monitoring committee (DMC) to assess patient safety and tolerability. After comprehensive review and analysis, the DMC concluded that we could commence part 2 of the study as planned, indicating that plonmarlimab was safe and well-tolerated in severe
COVID-19
patients in the study. The DMC also endorsed the recommended protocol changes, including broadening the inclusion criteria and dosing all patients at 6 mg/kg of plonmarlimab or placebo. Part 2 of the study with a design similar to part 1 targets the same patient population (N=360) and is enrolling patients. It will evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo in patients with severe
COVID-19.
To preserve the original clinical trial design with blinding and data integrity, the clinical efficacy data will be revealed upon the planned interim analysis.
DMC’s assessment and positive recommendation is a testament to our science-focused clinical development capabilities. The DMC’s confirmation of plonmarlimab’s safety profile bolstered the drug’s potential to address the complications among the severe and critically ill
COVID-19
patients and could ultimately save lives.
Clinical Development Plan
Data from the
first-in-human
study support continued development of plonmarlimab. In August 2020, we announced that the first patient had been dosed in a Phase 1b study to evaluate plonmarlimab in patients with RA in China. This trial is a multi-center, double-blind, placebo-controlled study of about 63 patients who will receive a single dose or multiple doses of the treatment for up to eight weeks. The single dose escalation part will be completed by the second half of 2021.
In addition, we are currently developing plonmarlimab for the treatment of cytokine storm in severe and critically ill
COVID-19
patients. The part 2 of our clinical study is on track in the U.S. to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (best supportive care) in patients with severe
COVID-19.
An interim analysis is planned when at least 100 subjects have finished Day 14 visits for safety and futility only, which is expected in Q2 2021. The results from this
COVID-19
study will also be used to further evaluate the potential therapeutic role of plonmarlimab in reducing or preventing cytokine storm and neurotoxicity associated with
CAR-T
therapy through collaborations.
Olamkicept (TJ301): A Potential Highly Differentiated
IL-6
Blocker for Ulcerative Colitis and other Autoimmune Diseases
Summary
Olamkicept is the only clinical stage selective
interleukin-6
(“IL-6”)
inhibitor that works through the trans-signaling mechanism. In November 2016, we acquired an exclusive license from Ferring International Center SA (“Ferring”) to develop and commercialize olamkicept in Greater China and South Korea with an option of licensing worldwide rights.
IL-6
is an important driver cytokine in the propagation and maintenance of chronic inflammation in autoimmune diseases. Compared to the approved antibody drugs that directly block
IL-6
or
IL-6
receptor
(“IL-6R”),
olamkicept is expected to provide a novel alternative for the treatment of
IL-6
mediated inflammation without affecting some of the normal physiological functions of
IL-6,
e.g., acute immune response against infection and metabolic regulation. Olamkicept demonstrated therapeutic effects in pre-clinical
animal models of autoimmune diseases, including inflammatory colitis. Moreover, the safety and tolerability profile of olamkicept was studied in three clinical trials in Germany involving 128 subjects. We believe that olamkicept has the potential to become a highly differentiated therapy to target autoimmune diseases.

As part of our fast-to-market strategy for olamkicept, we selected ulcerative colitis (“UC”) as the first indication for the following reasons: (1) olamkicept was shown to be effective in animal models of colitis; (2) an exploratory Phase 2a biomarker trial showed promising interim treatment effects of olamkicept in UC patients; and (3) even though UC incidence is increasing rapidly, innovative biologic treatments for this disease are lacking in China. We have now completed a Phase 2 proof-of-concept study in 91 patients with active UC and announced positive topline results of the study in April 2021. The detailed data presentation has been submitted to professional meetings held at Digestive Disease Week (DDW) 2021 in the U.S. in May and at European Crohn’s and Colitis Organization (ECCO) meeting in July 2021. In April 2021, we and Ferring signed a memorandum of understanding (MoU) to explore a possible collaboration to advance the development and commercialization of olamkicept in the U.S. and Canada, the European Union and Japan, if so agreed.
Therapeutic Indications
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
including infliximab (Remicade), adalimumab (Humira), and golimumab (Simponi), are efficacious in some UC patients who fail to respond to conventional therapies. Entyvio, an integrin a4ß7 antibody that blocks lymphocytes from accumulating in the intestinal wall, was the first non-anti-TNF-α
biologics approved for UC STELARA
®
(ustekinumab), an
anti-IL-12/IL-23
antibody was approved for the treatment of adult patients with moderately to severely active ulcerative colitis in June 2020. In China, Remicade and Entyvio are currently the only two biologics approved for treatment of UC.
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
interleukin-6
(“IL-6”)
inhibitor that works through the trans-signaling mechanism, we believe olamkicept has the potential to become a differentiated
IL-6
blocker for UC, if approved.
Advantages of Olamkicept
The existing
IL-6
or
IL-6R
blockers cause total inhibition of
IL-6
signaling and are associated with significant adverse events in the clinic, such as infection, gastrointestinal perforation, metabolic disturbances, and insulin resistance. Olamkicept is expected to provide a novel alternative as it works through a different mechanism, the trans-signaling pathway. This key advantage has been demonstrated in pre-clinical
studies and three clinical trials conducted in Germany. The results indicated that olamkicept has no side effects on lipid, glucose or bone metabolism, and it has no agonistic activities that could activate receptors or trigger detrimental immune cascades. We expect that selective inhibition of
IL-6
trans-signaling is an effective and safer approach to the treatment of chronic inflammation.
Mechanism of Action
Olamkicept is a homodimer of a fusion protein consisting of the extracellular domains of human glycoprotein130 (“gp130”) and the fragment crystallizable (Fc) domain of human IgG1. Mimicking the function of endogenous soluble gp130, olamkicept works as a decoy by binding to a complex consisting of
IL-6
and soluble
IL-6
receptor
(“sIL-6R”),
thereby preventing olamkicept from stimulating the trans-signaling pathway in cells that do not express
IL-6R.
The gp130 part selectively binds the
IL-6/sIL-6R
complex with high affinity (Kd=130 pM), whereas the Fc part initiates dimerization and offers longer half-life for the molecule. Olamkicept is not expected to affect the beneficial effects of
IL-6,
such as the acute immune response against infection mediated by the classical pathway.

Figure:
Classical signaling and trans-signaling pathways
ofIL-6.
Anti-IL-6R
and
anti-IL-6
block both pathways, whereas olamkicept blocks only trans-signaling.
IL-6R:
IL-6
receptor;
sIL-6R:
Soluble
IL-6
receptor.

Summary of Clinical Results
Ferring has completed two Phase 1 trials to evaluate olamkicept’s preliminary safety and clinical pharmacology. Olamkicept was shown to be well-tolerated based on the clinical results collected from a total of 112 subjects exposed to the drug. In addition, a Phase 2a biomarker study in active IBD (known as the FUTURE study) has been completed in Germany with promising pharmacodynamic and clinical responses observed. We have now completed a Phase 2 proof-of-concept
study in 91 patients with active UC in Greater China and South Korea.
Phase 1 Clinical Trial: Single Dose Ascending Trial
Study Design
. The
first-in-human
trial of olamkicept was a single dose, placebo-controlled, single-blind, randomized within dose, and parallel group dose-escalating trial. The trial recruited both healthy subjects and patients with Crohn’s Disease (“CD”) in clinical remission. The primary objective was to examine the safety, tolerability and pharmacokinetics after a single dose of olamkicept. Several dose levels were tested, ranging from 0.75 mg to 750 mg, with each dose level including six subjects receiving olamkicept and two receiving placebo.
Pharmacokinetics
. In healthy subjects and CD patients, olamkicept showed similar terminal half-life of 4.3 to 5.1 days. The maximum concentration (C max
) in plasma and the area under curve (“AUC”) of the plasma drug concentration-time curve were dose proportional. For SC administration of olamkicept (60 mg), the C max
was approximately 1.0 µg/mL at 2.3 days, and the bioavailability was approximately 48%.

Figure:
Single dose pharmacokinetic profile of olamkicept. Left, healthy subjects (colored lines) and IBD patients in remission (gray lines) received a single IV infusion at 75 mg (blue lines), 300 mg (magenta lines) or 600 mg (red lines) fixed doses. Right, healthy subjects received a single SC injection at 60 mg. LLOQ: lower limit of quantitation. (Source: Ferring Pharmaceuticals)

Safety
. Olamkicept was well-tolerated when administered as a single IV dose at up to 750 mg and as a single SC dose at 60 mg. No apparent dose-related AE was observed. Infusion was discontinued in two subjects due to mild to moderate infusion-related reactions, with skin symptoms such as urticaria and swelling, which were rapidly resolved.
Only one healthy subject in the 300 mg group showed
non-neutralizing
treatment-emergent ADAs at the
follow-up
visit five to six weeks after administration.
Phase 1 Clinical Trial: Multiple Dose Ascending Trial
Study Design
. This trial was a placebo-controlled, double-blind, and randomized dose-escalating trial in healthy subjects. A total of 24 healthy subjects were randomized into three dose groups and received four weekly infusions of olamkicept at 75 mg, 300 mg or 600 mg.
Pharmacokinetics
. PK characteristics were similar on the first and last treatment days of the multiple dose-ascending trial and were similar to results in the single dose-ascending study.

Figure:
Multiple dose pharmacokinetic profile of olamkicept. Healthy subjects received weekly IV infusions at 75 mg (blue lines), 300 mg (magenta lines) or 600 mg (gray lines) fixed doses. LLOQ, lower limit of quantitation. (Source: Ferring Pharmaceuticals)

Safety
. There were only a few mild or moderate AEs reported across all treatment groups. One subject from the 600 mg group withdrew due to mild infusion-related reactions with urticaria and pruritus 30 minutes after administrating the first dose. No apparent dose-related trends or treatment-related change in vital signs, electrocardiogram or clinical chemistry parameters were observed. No ADAs were reported by any subject. Overall, olamkicept was well-tolerated when administered by IV at up to 600 mg once weekly for four weeks.
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

Source: Ferring Pharmaceuticals
Note:

(1)	Reasonably possibly related to treatment; N: number of subjects exposed; n: number of subjects with AE; %: n/N*100; E: number of AEs

Phase 2a Biomarker Study in Active IBD (FUTURE Study)
Study Design
. This was an open-label exploratory study to assess the mechanisms of molecular activity (effects on biomarkers), safety and tolerability of olamkicept in adult patients with active IBD. Nine UC patients and seven CD patients were dosed with olamkicept (600 mg, IV, q2w) for up to 12 weeks followed by 42 days of safety follow-up.
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
Safety
. Olamkicept was well-tolerated. Reported AEs were unspecific in nature and showed no signs of immune suppression. Five SAEs were observed, none of which were life-threatening or deemed to be related to olamkicept.
Pharmacokinetics
. After single and repeated IV administration of olamkicept (600 mg, Q2W) to patients with UC and CD, similar serum exposure was observed after the first and last dosing events, with respect to C max
and total exposure over 14 days. Maximal serum drug concentration after each dosing was reached at the end of infusion. The mean terminal half-life of olamkicept after the last administration was approximately 5.1 days. Circulating biological activity of olamkicept was confirmed by whole-blood STAT3 phosphorylation assays in all patients. A minimal and transient ADA production was observed in three patients. ADAs were only detected at week 12 and week 15, but no longer detectable at week 18.

Figure: Time course of the mean serum concentration of olamkicept.
Pharmacodynamics
. In the assessment of the primary endpoint, it was observed that clinical remission was associated with a significant reduction of
IL-1B,
IL-8
and REG1A gene expression in the intestinal mucosa. Pathway analysis of blood transcriptome signatures showed an early molecular anti-inflammatory signature as early as four hours after treatment in all patients, irrespective of treatment outcome, which indicated a thorough inhibitory effect of
IL-6
trans-signaling blockade on inflammatory pathways.

Clinical Efficacy
. A preliminary clinical response was observed in both UC and CD patients, which appeared to be stronger in patients with UC than those with CD. Overall, 55% of UC patients (5/9) responded to olamkicept, with 22% (2/9) reaching clinical remission, whereas 29% of CD patients (2/7) responded to olamkicept, with 14% (1/7) reaching clinical remission. All three patients in clinical remission showed a fast and thorough induction of clinical, endoscopic, and immunologic remission within the first four weeks.
Phase 2
Proof-of-Concept
Study in Active UC (Multi-regional Clinical Trial)
Study Design.
We are positioning olamkicept as a differentiated IL-6 blocker for the treatment of active UC that is not well-controlled by conventional therapies such as mesalazine. We have successfully completed a randomized, double-blind, placebo-controlled, dose-finding, proof-of-concept Phase 2 clinical trial for olamkicept in 91 patients with active UC in Greater China and South Korea (NCT03235752). This was a regional multi-center, randomized, double-blind and placebo-controlled study to evaluate the efficacy and safety of intravenous olamkicept (also known as TJ301) in adult patients with active UC. Overall, 91 patients were randomly assigned to receive biweekly treatment of placebo, 300 mg olamkicept or 600 mg olamkicept for 12 weeks in a 1:1:1 ratio. The primary endpoint was the proportion of patients achieving clinical response and the secondary endpoints included clinical remission and mucosal healing. Patients who were enrolled in the study had moderate to severe active UC (average full Mayo score 8.6) with a median disease duration of 4.6 years and with >95% having been on 5-ASA and >94% having had no prior biologics treatment.
Efficacy and Safety
. This Phase 2 study is one of the first placebo-controlled, proof-of-concept studies of IL-6 inhibitors in UC and has met both its primary and key secondary endpoints, demonstrating significantly higher clinical response rates after 12 weeks of treatment in patients receiving 600 mg olamkicept compared to those on placebo (p=0.032). Significantly more patients in the 600 mg olamkicept group achieved clinical remission and mucosal healing than in placebo (p<0.001), which are two key secondary endpoints of the study. Olamkicept was well tolerated and showed an excellent safety profile that is considered to be the clinical differentiation of olamkicept because of its underlying mechanism of action. Detailed data analysis has been submitted to professional meetings held at Digestive Disease Week (DDW) 2021 in the U.S. in May and at European Crohn’s and Colitis Organization (ECCO) meeting in July 2021.
Enoblituzumab: A Potential Highly Differentiated Humanized
B7-H3
Antibody for Immuno-oncology Treatment
Summary
Enoblituzumab is an investigational, humanized,
Fc-optimized
monoclonal antibody directed at
B7-H3,
a member of the B7 family of immune regulators.
B7-H3
is a promising immuno-oncology target as it is widely expressed across multiple tumor types, minimally expressed on normal tissues and is believed to play a key role in regulating immune response against cancers. Increasing pre-clinical
and clinical evidence suggests that
B7-H3
antibody and
PD-1
antibody may work in concert to elicit an optimal T cell activation for the treatment of a variety of cancers. The expression of
B7-H3
has been shown to be associated with adverse clinical features and negative outcomes in various solid tumors. Together, these observations suggest that enoblituzumab has a wide potential range of cancer applications as either a monotherapy or in combination with PD-1 therapies or small molecule drugs.

At the molecular level, enoblituzumab is engineered to possess an enhanced anti-tumor ADCC function. Originally developed by MacroGenics, enoblituzumab has been or is currently being evaluated in clinical trials as a monotherapy or in combination with
CTLA-4
or
PD-1
therapies in patients with
B7-H3-expressing
cancers. Enoblituzumab has also been evaluated in a neoadjuvant Phase 2 study as a single agent in patients with intermediate and high-risk localized prostate cancer. The clinical studies so far have shown that enoblituzumab is well-tolerated, with enoblituzumab monotherapy treatment demonstrating increased CD8
T-cell
infiltration in tumors with more focused
T-cell
repertoires. Clinical studies conducted by MacroGenics indicate that combination therapy with enoblituzumab and pembrolizumab resulted in anti-tumor activity on recurrent or metastatic squamous cell carcinoma of the head and neck (“SCCHN”) and non-small
cell lung cancer (“NSCLC”).
We acquired Greater China rights of enoblituzumab from MacroGenics. In the first quarter of 2021, MacroGenics initiated a Phase 2 study of enoblituzumab in a chemotherapy-free regimen in combination with either retifanlimab (an investigational
PD-1
antibody) in front-line patients with SCCHN who are
PD-L1
positive or with tebotelimab (an investigational
PD-1
x
LAG-3
bispecific DART
®
molecule) in SCCHN patients who are
PD-L1
negative. We expect to participate in a subsequent Phase 3 global study if and when initiated. In addition, we will initiate a combination clinical trial of enoblituzumab with a
PD-1
therapy in selected cancer patients in the second half of 2021 and continue to generate additional pre-clinical
data to position enoblituzumab in other combination therapies.
Therapeutic Indications
Squamous cell carcinoma of the head and neck (“SCCHN”) is among the initial cancer indications which we will be focusing on. Head and neck cancers occur in various parts of the head and neck, including the mouth, nose, throat and salivary glands. More than 90% of head and neck cancers are classified as SCCHN, which begin in the squamous cells that line the moist, mucosal surfaces inside the head and neck. The treatment principles and regimens for head and neck cancer in China are similar to those in the rest of the world. Treatment strategies often depend on the location and stage of the cancer, the patient’s physical status, and response to prior treatments. Early-stage disease is primarily treated with surgical resection, while patients with locally advanced, recurrent or metastatic disease are typically treated with drug therapy. The combination of surgery and drug therapy, with or without radiation therapy, is the current standard of care for Stage 3 SCCHN patients with locally advanced disease. Platinum-based chemotherapy regimens are widely used as first-line therapies for Stage 4 and distant relapse patients. Erbitux (cetuximab from Eli Lilly and Merck KGaA) was approved in 2006 as a first-line treatment of locally advanced SCCHN in combination with radiation therapy. Regimens containing Erbitux, platinum-based chemotherapy, and
5-fluorouracil,
known as EXTREME, are often considered as the standard of care for first-line treatment of distant relapse SCCHN. However, only about 35% of patients respond to EXTREME, and the resulting overall median survival is only 10.1 months. Furthermore, about half of the patients on first-line therapies need later-line therapies.
In addition, even second-line therapy is highly varied, including single-agent docetaxel or paclitaxel, Erbitux monotherapy, and Erbitux and paclitaxel combination therapy. In 2016,
PD-1
antibodies were approved globally as second-line therapies. In 2019, Keytruda
®
(pembrolizumab from Merck & Co), used as a single agent or in combination with chemotherapy, was approved by the FDA as a first-line therapy for patients with metastatic or unresectable recurrent SCCHN. The average ORR for second-line therapies has been less than 15%.
In the first quarter of 2021, MacroGenics initiated an open-label, non-randomized
Phase 2 study of enoblituzumab (NCT04634825) in a chemotherapy-free regimen in combination with either retifanlimab (an investigational
PD-1
antibody) in front-line patients with squamous cell carcinoma of the head and neck (SCCHN) who are
PD-L1
positive or with tebotelimab (an investigational
PD-1
x
LAG-3
bispecific DART
®
molecule) in SCCHN patients who are
PD-L1
negative. The patients will receive enoblituzumab and retifanlimab or tebotelimab every 3 weeks for up to 35 cycles, and 80 patients in total will be enrolled. Based on the safety and efficacy data from the trial, we and MacroGenics will determine subsequent development options including a potential Phase 3 trial. We expect to participate in this subsequent Phase 3 global study if and when initiated. In addition, we plan to initiate an independent Phase 2 clinical trial of enoblituzumab in selected cancer types by a basket trial design, which is described later in this section.

Advantages of Enoblituzumab
Enoblituzumab is a potential highly differentiated humanized
B7-H3
antibody for immuno-oncology treatment. The foregoing statement applies only to conventional therapeutic
B7-H3
antibodies and does not include radio-labeled
B7-H3
antibodies in development by Y-mabs Therapeutics. Targeting
B7-H3
offers several advantages over other target options within the class of T cell checkpoint molecules. First,
B7-H3
is a tumor-associated antigen that is over-expressed in a variety of solid tumors while its expression in normal tissues is rather limited, enabling the tumor killing mechanism of enoblituzumab. Second,
B7-H3
is a unique checkpoint whose expression in tumors is associated with disease prognosis. For example, biomarker analysis of more than 400 NSCLC patients revealed that among all the elevated immune checkpoint inhibitors, including
PD-1/PD-L1,
PD-L2,
B7-H3,
TIM-3,
BTLA and CTLA4, only
B7-H3
is negatively correlated with clinical efficacies of neoadjuvant treatments (Lou et al., Clinical Cancer Research, 2016). Furthermore, recent studies have shown that when combined with a
PD-1
therapy, a blockade of
B7-H3
results in superior treatment effects in relevant cancer animal models while another study indicates that
B7-H3
expression correlates with a lack of
anti-PD-1
response (Yonesaka et al., Clinical Cancer Research, 2018). The advantages summarized above make
B7-H3
a favorable tumor target for immuno-therapeutic intervention.
Mechanism of Action
Enoblituzumab (MGA271) is an investigational humanized immunoglobulin (IgG1/kappa monoclonal antibody) that binds to B7 homolog 3
(B7-H3).
This antibody consists of an engineered human IgG1 fragment crystallizable (Fc) domain that imparts increased affinity for the human activating Fc gamma receptor FcgRIIIA (CD16A) and decreased affinity for the human inhibitory FcgRIIB (CD32B). The engineered Fc domain confers enoblituzumab with enhanced target-specific antibody-dependent cellular cytotoxicity (“ADCC”) in vitro and anti-tumor activity in preclinical studies. Therefore, enhanced cytolysis of
B7-H3-expressing
tumor cells is a mechanism that supports the development of this molecule as an antineoplastic agent.
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
PD-1
blockade, can promote tumor-specific
T-cell
immunity. (Source: MacroGenics)

Summary of Clinical Results
Phase 1 Study of Enoblituzumab Monotherapy
Study Design
. This was an open-label, multi-dose,
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
Pharmacokinetics
. Preliminary analysis and population PK modeling based on 18 patients dosed at 15 mg/kg indicate that PK of enoblituzumab was characterized primarily by target-mediated drug disposition and was consistent with a typical human IgG1 with near-linear PK.
Efficacy
. Evidence of decreased size of target and
non-target
lesions as well as extended time to progression were observed across a broad range of tumors, including heavily pretreated cancers. Three patients achieved PR (partial responses) by RECIST out of a total of approximately 71 patients being evaluated.
Phase 1 Study of Enoblituzumab in Combination with Pembrolizumab
Study Design
. This is an open-label, dose escalation, cohort expansion, and efficacy follow-up
study of enoblituzumab in combination with pembrolizumab conducted by MacroGenics. The dose escalation phase is designed to characterize the safety and tolerability of the combination and to define the maximum tolerated or maximum administered dose. Three dose levels of enoblituzumab (3, 10, 15 mg/kg, IV, QW) have been evaluated in combination with pembrolizumab (2 mg/kg, IV, Q3W). No MTD has been identified, and so the maximum administered dose of enoblituzumab (15 mg/kg) in combination with pembrolizumab was given to additional cohorts of patients enrolled during the cohort expansion phase. The efficacy follow-up
period consists of the
two-year
period after administering the final dose of the study drug. All tumor evaluations are carried out by both RECIST and irRC.
A total of 133 patients with
B7-H3-expressing
melanoma, squamous cell carcinoma of the head and neck (SCCHN), non-small
cell lung cancer (“NSCLC”), and urothelial cancer have been treated in the study. The interim results as of the data cut-off
date, October 12, 2018, were presented at the 2018 Annual Meeting of the Society for Immunotherapy of Cancer (SITC), which showed an ORR (overall response rate) that compared favorably with historical experience with
PD-1
monotherapy in
PD-1/PD-L1
naive patients.
Safety
. The combination of enoblituzumab and pembrolizumab demonstrated acceptable tolerability in patients treated to date. Grade 3 or higher AEs, assessed based on Common Terminology Criteria for Adverse Events (CTCAE) criteria version 4.0, occurred in 27.1% of all patients. Drug-related AEs of all grades included infusion-related reactions (n=73, 54.9%), fatigue (n=37, 27.8%), rash (n=14, 10.5%), and nausea (n=12, 9.0%). The incidence of immune-related AEs in the study was comparable to that observed in patients who received anti
PD-1
monotherapy. Nine patients experienced drug-related AEs leading to treatment discontinuation. Drug-related AEs and immune-related AEs of special interest are summarized in the table below.

Drug-Related and Immune-Related Adverse Events
During Combination Treatment with Enoblituzumab and Pembrolizumab

	NO. (%) OF PATIENTS
DRUG-RELATED AES ( ≥ 5% OF PATIENTS)	ALL GRADES TOTAL (N=133)	≥ GRADE 3 (N=133)
Any adverse event	115 (86.5)	36 (27.1)
Infusion-related reaction	73 (54.9)	9 (6.8)
Fatigue	37 (27.8)	2 (1.5)
Rash	14 (10.5)	1 (0.8)
Nausea	12 (9.0)	0
Pyrexia	12 (9.0)	0
Lipase increased	11 (8.3)	8 (6.0)
Arthralgia	10 (7.5)	0
Decreased appetite	9 (6.8)	2 (1.5)
Diarrhea	9 (6.8)	1 (0.8)
Hypothyroidism	8 (6.0)	0
Anemia	7 (5.3)	1 (0.8)
Pneumonitis	7 (5.3)	2 (1.5)
Chills	7 (5.3)	0

NO. (%) OF PATIENTS
IMMUNE-RELATED ADVERSE EVENTS OF SPECIAL INTEREST (AESI)	ALL GRADES TOTAL (N=133)	≥ GRADE 3 (N=133)
Pneumonitis	5 (3.8)	2 (1.5)
Myocarditis	2 (1.5)	1 (0.8)
Diarrhea	1 (0.8)	1 (0.8)
Adrenal insufficiency	1 (0.8)	1 (0.8)
Colitis	1 (0.8)	0

•	Drug-related AEs:

•	Leading to treatment discontinuation: 6.8% (9 patients)

•	Leading to death: 0.8% (1 patient with pneumonitis)

•	Nature of events consistent with enoblituzumab or pembrolizumab alone

Source: MacroGenics.
Clinical Efficacy
. As of October 12, 2018, the
cut-off
date of the most recent data analysis, preliminary results indicated that among the 18 response-evaluable SCCHN patients who had not previously received
PD-1/PD-L1
therapies, six patients (33.3%) had confirmed partial responses (“PRs”). Among the subset of patients with 10% or higher
B7-H3
tumor expression, six out of 15 (40.0%) had confirmed PRs (see figure below) compared to previously reported SCCHN patients treated with
PD-1
monotherapy, which achieved ORRs ranging from 13% to 16%.

Anti-tumor Activity in
Anti-PD-1/PD-L1-Naive
SCCHN Patients
Tumor Volume Change from Baseline (%)

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

Clinical Development Plan and Expected Timeline
By leveraging the clinical data from MacroGenics, we will advance the clinical development of enoblituzumab for approval in Greater China. In addition to planning on an advanced clinical trial in patients with SCCHN, following a potential global registrational study by MacroGenics, we will submit a new IND in Q2 2021 to initiate a Phase 2 clinical trial of enoblituzumab in combination with PD-1 therapy in patients with selected cancer types in China. The study is designed as a basket clinical trial involving NSCLC, SCCHN and two other selected cancer types based on the previous studies conducted by MacroGenics and our own pre-clinical work. Furthermore, we plan to evaluate the therapeutic role of enoblituzumab in combination with small molecule therapies as a potential front-line treatment for selected cancers. Additional pre-clinical work is in progress.
TJ210: A Potential Highly Differentiated Antibody Targeting Myeloid Derived Suppressor Cells in Cancers and Autoimmune Diseases
Summary
TJ210 is a fully human, high affinity antibody against human C5aR1 for the treatment of cancers and potentially autoimmune diseases. In November 2018, we obtained an exclusive license from MorphoSys to develop and commercialize TJ210 in Greater China and South Korea. Certain tumors produce large amounts of complement factor C5a to attract C5aR1-expressing myeloid derived suppressor cells (“MDSCs”), M2 macrophages and neutrophils. These myeloid cells critically contribute to an immunosuppressive microenvironment as part of the evading mechanism of tumors and are associated with poor prognosis and resistance to
PD-1/PD-L1
therapies in many cancers. TJ210 is designed to block the interaction between C5a and its receptor, thereby potentially neutralizing the immune suppressive function of C5a and enabling immune cells to attack the tumor.
Pre-clinical
studies have shown that targeting the
C5aR-C5a
axis exerts anti-tumor activity with immune checkpoint inhibitors. Furthermore, in vitro activity was observed for blocking the C5a/C5aR pathway also at very high C5a concentrations, leading to a long duration of action. TJ210 demonstrated a good safety profile with no observed adverse effects up to the highest dose tested in non-clinical
safety studies. In September 2020, we received an IND approval from the FDA to initiate a Phase 1 clinical trial to evaluate the safety, tolerability, PK and PD of TJ210 in patients with solid tumors. In January 2021, we dosed the first patient in this trial. A separate IND application with the China NMPA was also approved in February 2021. In addition, TJ210 has therapeutic potential in multiple inflammatory and autoimmune indications, in which the role of the C5a/C5aR axis has been validated. We plan to work jointly with MorphoSys to further explore TJ210’s potentials in these indications.
Therapeutic Indications
Traditionally regarded as the critical innate immune response, complement components, especially C5a/C5aR axis, has been demonstrated to be major contributors to immune suppression in the tumor micro-environment (“TME”) thereby disabling T cell function and promoting tumor progression. Correspondingly, blockade of C5a/C5aR signaling bears great potentials for cancer immunotherapy in combination with immune check pointers or T cell engagers. High expression of C5aR in TME is correlated with poor diagnostic outcomes in various tumors, including colorectal carcinoma, renal cancer, gastric cancer, and a number of squamous carcinomas. In addition, activation of complement cascade in those tumors either plays a critical role in cancer development or correlates with tumor grade and metastatic status. We will start with all tumor types in the Phase 1 trial, then select those bearing the above properties for further testing.
IPH5401, an anti-C5aR antibody, initially developed by Novo Nordisk then acquired by Innate Pharma, has been tested in a Phase 1/2 trial in combination with Durvalumab for patients with selected solid tumors. No further development was planned for IPH5401 which is tested to prevent excessive lung inflammation associated with ARDS in
COVID-19
patients. Another antibody targeting C5a,
IFX-1,
developed by InflaRx, will initiate a Phase 2 trial on
PD-1/PD-L1
resistant cSCC patients by the mid of 2021, alone and in combination with pembrolizumab.

Advantages of TJ210
TJ210 is a human IgG1 subclass monoclonal antibody that specifically binds to the C5aR and thereby blocks interaction with its ligand, the complement component 5a (“C5a”). Mutation to the IgG1 silent the Fc effector function. C5aR1 blocking plays an important role in the development and/or progression of various cancers and potentially autoimmune diseases. TJ210 exerts strong anti-tumor activity by blocking the activation and migration of C5aR1-expressing myeloid cells and has a highly differentiated potential, if approved, as it binds to a novel epitope and possesses superior functional properties. Compared to the competitor antibody IPH5401 from Innate Pharma, TJ210 shows a more potent functional response, especially when C5a concentrations are high, indicating a stronger potential for TJ210 at pathologic concentrations. Key results from pre-clinical
studies show that TJ210 selectively binds to the
N-terminus
of C5aR1 with high affinity and is not cross-reactive to other related
G-protein-coupled
receptors (“GPCRs”). TJ210 also demonstrated a good safety profile of a
4-week
repeat dose GLP toxicity study in cynomolgus monkeys, with no observed adverse effects up to the highest dose tested at 200mg/kg and no impact on neutrophils.
Mechanism of Action
TJ210 is a C5aR-directed antagonist monoclonal antibody. C5aR (also known as C5aR1 or CD88) is a GPCR and is one of the two high-affinity receptors for its ligand, C5a. An extensive investigation of the TME has uncovered molecular mechanism linking imbalanced complement activation and cancer progression. Upon activation, complement components including C5a is released into the TME, inducing recruitment of immunosuppressive cells including TAMs, TANs, MDSCs, Tregs and DCs thus inhibiting cytotoxic
T-cell
attack to the tumor. Immunosuppressive cytokines, such as
Arg-1,
IL-10
and
TGF-ß,
are also released. In addition, C5a can interact with its receptors to promote angiogenesis through an upregulation of growth factor and enhancement of endothelial cell proliferation. C5a generation through an autocrine manner or intracellular protease from cleavage of C5 produced by tumor cells can act on the surface receptors and induce signaling pathways such as
PI3K-AKT,
leading to promotion of tumor cell adhesion, proliferation, migration and stemness.

Figure:	Role of C5a/C5aR axis in the tumor micro-environment.
Summary of
Pre-clinical
Results
TJ210 displays specific and high affinity binding to human C5aR1 (Figure A), and in vitro analysis reveals dose-dependent inhibition on neutrophil migration induced by C5a, with a mean IC
50
and IC
90
of 13.4 and 35.8 nM, respectively (Figure B).

Figure:
A) Concentration-dependent binding of TJ210 to human neutrophils from three donors. FACS binding data were plotted as signal over background ratio versus TJ210 concentrations. B) Migration of freshly isolated human neutrophils towards C5a (1 nM) in a transwell assay system in the presence or absence of TJ210. Calcein-stained cells were measured at 485/538 nm to detect the fluorescent signal (RFU).

Inhibition of C5a or its receptor C5aR in mice has an inhibitory effect on tumor growth in various tumor-bearing animal models. The C5aR-blocking antibody has been shown to have significant therapeutic activity when combined with
PD-1
therapies in multiple tumor models. The figure below shows that anti-PD1
and anti-C5aR combination treatment synergistically reduced tumor volume as calculated by the Q value in a syngeneic MC38 tumor model.

Figure:
Synergistic anti-tumor activity of anti-C5aR mouse surrogate antibody and anti-mouse PD1 in syngeneic MC38 mouse tumor model. Top panel, MC38 tumor growth curve in mice treated with the indicated test articles (arrows indicate the time of i.p. injections twice a week. Asterisks indicate P<0.05 on day 15. Bottom table, group assignment and synergy determination. TGI, tumor growth inhibition. Synergy is determined by Q value, which is calculated by the formula
TGI(A+B)/[TGI(A)+TGI(B)-TGI(A)*TGI(B)].
A synergy is found when Q is
≥
1.15, an antagonism is found if Q<0.85 and an addition is called if Q value is between 0.85 and 1.

TJ210 exerts strong anti-tumor activity by blocking the activation and migration of C5aR1-expressing myeloid cells and has a highly differentiated potential, as it binds to a novel epitope and possesses superior functional properties. Compared to the only competitor antibody IPH5401 from Innate Pharma, TJ210 shows a more potent functional response, especially when C5a concentrations are high, indicating a stronger potential for TJ210 at pathologic concentrations.

Figure:
Inhibition of
C5a-induced
CD11b upregulation by C5aR mAb in human whole blood assay. Briefly, heparinized blood was incubated with serial dilutions of TJ210 or IPH5401, and then human C5a was added (15 or 150 nM) and further incubated. Fluorescence was measured by FACS Array. Median fluorescence intensity (MFI) of the gated granulocytes or monocytes in the
CD11b-PE
channel was calculated. The inhibition curves were generated using GraphPad Prism via the nonlinear regression function.

TJ210 is specifically designed to bind to C5a receptors in both humans and monkeys, making pre-clinical
safety assessment possible. In the
4-week
GLP toxicity study, cynomolgus monkeys tolerated TJ210 up to 200 mg/kg which is the no-observed-adverse-effect-level
(NOAEL) in that study, without impact on neutrophils. TJ210 showed a linear PK profile in monkeys, with a half-life over 100 hours, consistent with a typical IgG1 monoclonal antibody.

Figure:
Cynomolgus monkeys were administered a single IV injection of TJ210 at 10, 25 and 75 mg/kg. Blood samples were collected at multiple time slots for concentration-time analysis using a validated MSD method.

Clinical Development Plan
In September 2020, the U.S. FDA approved our IND for TJ210 to initiate a Phase 1 clinical trial to evaluate the safety, tolerability, PK and PD of TJ210. In January 2021, we announced the dosing of the first patient in this trial to target completion of the patient recruitment by the end of 2021. The development program will evolve into further clinical combination studies of TJ210 with checkpoint inhibitors. A separate IND application with the NMPA in China was also approved in February 2021 and the trial will commence in 2021 as scheduled. In addition, TJ210 has therapeutic potential in multiple inflammatory and autoimmune indications, in which the role of the C5a/C5aR axis has been validated. We plan to work jointly with MorphoSys to develop this asset in the area of autoimmune disease.
TJ-CD4B:
A Novel, Tumor-Dependent T Cell Engager for Gastric and Other Cancers
Summary
TJ-CD4B is a bi-specific antibody targeting both Claudin18.2 (CLDN18.2), a tumor antigen preferentially expressed in gastric and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells. CLDN18.2 is a tight junction molecule whose expression is normally restricted to epithelial cells of the gastric mucosa, but becomes widely expressed in select tumors (such as gastric and pancreatic cancers), making it a highly attractive tumor target. Although a CLDN18.2 monoclonal antibody (zolbetuximab) was active in a Phase 2 trial, only the CLDN18.2 high-expressing tumors seemed to be susceptible. In collaboration with ABL Bio, we developed a bi-specific antibody, TJ-CD4B, which provides two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. First, TJ-CD4B (also known as TJ033721) is capable of binding to tumor cells even with low levels of CLDN18.2 expression, making it more suitable for a broader patient population. Second, only upon tumor cell engagement by TJ-CD4B are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody only active at the tumor site. This localized T cell activation conditional upon tumor engagement is expected to exert strong anti-tumor activity while dramatically reducing systemic side effects such as liver toxicity seen in clinical studies. In a humanized mouse model, a short course of TJ-CD4B treatment not only suppressed tumor growth to a greater extent than anti-CLDN18.2 or anti-4-1BB alone or in combination, but also displayed a memory response that resisted tumor re-challenge. We have completed pre-clinical work and have successfully obtained an IND approval from the U.S. FDA in the first quarter of 2021 to initiate a Phase 1 clinical trial in patients with cancers. A separate IND was submitted to China NMPA in April 2021 to commence a Phase 1 clinical trial in China.
Therapeutic Indications
Gastric cancer (GC) is one of the leading causes of cancer-related deaths worldwide. Treatment for advanced gastric or gastro-esophageal junction (GEJ) adenocarcinoma involves combination of chemotherapy, targeted therapies and now immune therapies. However, the clinical benefit has been modest, with an ORR ranging from 3% to 11%. Therefore, there is a huge unmet medical need for GC treatment. CLDN18.2 has been identified as a new GC tumor marker. Clinical data showed that over 70% GC patients in Asia and Europe are CLDN18.2 positive. The monoclonal antibody zolbetuximab can bind to CLDN18.2 on the tumor surface and stimulate tumor killing through ADCC and CDC. It has demonstrated clinical efficacy (and thus target validation) and was well tolerated when combined with standard chemotherapy in early clinical trials. However, the efficacy was still limited to CLDN18.2 high-expressing tumors. Apart from monoclonal antibodies such as the most advanced asset zolbetuximab which is in Phase 3, there are several CLDN18.2 antibody-based treatment modalities being developed with the hope of increased efficacy. These modalities include antibody-drug conjugates,
CAR-Ts
and
CD3-based
bispecific T cell engagers, most of which are still at the preclinical stage. However, despite their anticipated high efficacy, these treatment approaches are associated with significant safety concerns stemming from drug toxicity or immunotoxicity.
CAR-Ts
also face other challenges, such as limited tissue penetration and lack of persistence.

Advantages of
TJ-CD4B
We believe that a carefully designed
4-1BB-based
bispecific T cell engager such as
TJ-CD4B
can strike a proper balance between high efficacy and overall safety. First,
TJ-CD4B
is a more potent CLDN18.2 binder than zolbetuximab and binds to tumor cells with a wider spectrum of CLDN18.2 expression allowing it to target even the low expressors. Second,
TJ-CD4B
is equipped with a
4-1BB
agonistic antibody moiety that strongly stimulates activated T cells and NK cells. Studies have shown that
4-1BB
and CD28 are the strongest
co-stimulatory
molecules for anti-tumor activity but CD28 stimulation can lead to T cell exhaustion while
4-1BB
prevents it, making
4-1BB
the most desirable T cell
co-stimulator.
Moreover, unlike previous generations of
4-1BB
agonist antibodies with hepatotoxicity issues,
TJ-CD4B
binds to a distinct
4-1BB
epitope that only triggers
4-1BB
signaling upon CLDN18.2 but not Fc receptor interaction. This unique tumor associated antigen (TAA)-dependent property is expected to drastically reduce peripheral T cell activation and hepatic and systemic immunotoxicity without compromising anti-tumor activity. These properties, if proven in the clinic, enable
TJ-CD4B
to be highly differentiated from other
CLDN18.2-based
compounds.

Figure:
Schematic diagram of the overall structure of
TJ-CD4B
and its components. The
4-1BB
agonistic antibody is a single chain Fv (scFv) connected to the
C-terminus
of a disabled Fc in a full anti-CLDN18.2 antibody via a flexible linker. The design allows the molecule to fit in the immune synapse (left) and trans-activate T cells only upon tumor cell binding.

Key
Pre-clinical
Results
Broad and potent binding to
CLDN18.2-positive
cells by
TJ-CD4B.
As shown in the figure below,
TJ-CD4B
consistently exhibited stronger binding than the reference antibody zolbetuximab in cells with high, moderate and even low levels of CLDN18.2.

Figure:	More potent binding by TJ-CD4B than zolbetuximab to cells expressing various levels of CLDN18.2.
CLDN18.2-dependent
4-1BB
Activation and T Cell Activity by
TJ-CD4B.
The ability of
TJ-CD4B
to ligate
4-1BB
and activate downstream signaling was tested in a
co-culture
of
CLDN18.2-positive
or negative target cells with T cells as effectors. The results in the figure show that
TJ-CD4B
elicited by far the strongest
4-1BB-mediated
NF-kB
reporter activity, only in the presence of CLDN18.2+ cells but not
CLDN18.2-
cells. In contrast, urelumab (first generation
4-1BB
antibody) induced
NF-kB
reporter activity regardless of target cell CLDN18.2 expression. Importantly, 1A10, the parental
4-1BB
antibody from which
TJ-CD4B
is derived, did not engender
NF-kB
reporter activity even in the presence of CLDN18.2+ cells, confirming a strict
TAA-dependence
on T cell activation. Dose-dependent
CLDN18.2-restricted
T cell activation by
TJ-CD4B
was further demonstrated in a PBMC-target cell coculture system by measurement of
IL-2
production.

Figure:
Dose-dependent
CLDN18.2-restricted
T cell activity by
TJ-CD4B
but not urelumab in T cell and target cell
co-culture
system. Left,
co-culture
scheme; Middle,
NF-kB
reporter activity; Right,
IL-2
production.

In a further experiment where human PBMCs were
co-cultured
with gastric cancer cells derived from patient biopsies,
TJ-CD4B
was found to increase
IL-2
production in a dose-dependent and CLDN18.2 expression-dependent manner.
Superior in vivo Anti-tumor Efficacy of
TJ-CD4B.
In mice grafted with tumor cells expressing human CLDN18.2,
TJ-CD4B
treatment twice a week for 3 weeks completely suppressed tumor cell growth in 6 out of 7 mice, delivering far better efficacy than equimolar doses of single agents alone or in combination. Remarkably, when these tumor-free mice were re-challenged
with a second tumor implant a month after drug cessation, they remained totally protected, indicating that
TJ-CD4B
produced a durable anti-tumor response. Immune cell analysis revealed a significant increase in CD45+ and CD8+ T cells that infiltrated the tumor tissue after
TJ-CD4B
treatment but there were no changes in the periphery, suggesting that
TJ-CD4B
could turn cold tumor into hot tumor and the effect was localized. The anti-tumor efficacy of
TJ-CD4B
was dose-dependent with a minimal efficacious dose of 0.4 mg/kg.

Figure:
Potent in vivo anti-tumor activity of
TJ-CD4B
in a mouse tumor model. Mice transgenic for humanized
4-1BB
were grafted with MC38 cells expressing human CLDN18.2. Mice were treated with IgG or zolbetuximab as control, or with parental CLDN18.2 mAb, parental
4-1BB
mAb or both, and with
TJ-CD4B
(4 mg/kg) twice a week for 3 weeks. All mAbs were dosed at the molar equivalent of 3 mg/kg.

Preclinical summary
. Animal PK and toxicity studies have been completed. Importantly, in the
4-week
GLP monkey toxicity study,
TJ-CD4B
was well tolerated with no major findings. There was no liver toxicity noted, nor was there evidence of systemic immune activation. There were mild stomach changes that were considered on-target
but
non-adverse
and were reversible. NOAEL was determined to be 100 mg/kg with a sufficient therapeutic window.
Clinical Development Plan
We have a comprehensive clinical development plan in execution to develop TJ-CD4B in the United States and China in parallel. In March 2021, we obtained an IND approval with the U.S. FDA for a monotherapy Phase 1 clinical trial in patients with advanced solid tumors including gastric cancer to investigate to assess safety, tolerability, PK, PD and preliminary efficacy. Our goal is to set forth to conduct dose escalation with a Bayesian optimal interval design before going into dose expansion by targeting specific cancers (gastric, gastroesophageal junction or GEJ, esophageal and pancreatic). In conjunction with the clinical study, we will evaluate the expression of CLDN18.2 in tumor biopsies with the aim to develop it as a potential companion diagnostic and clinical monitoring marker. Later in 2021, we will submit a separate IND to China NMPA to initiate a new clinical study focusing on patients with gastric, GEJ, esophageal and pancreatic cancers.
TJ-L14B:
A
PD-L1-Based
Tumor-Dependent
T-Cell
Engager for Solid Cancers
Summary
TJ-L14B
is a
bi-specific
antibody targeting both
PD-L1
and
4-1BB
and was developed in collaboration with ABL Bio. Also known as ABL503, it was designed to overcome limited efficacy by anti-PD-(L)1
and
anti-4-1BB-related
toxicity. Similar to
TJ-CD4B,
4-1BB-stimulated
T cell activity only occurs upon tumor cell binding by the
anti-PD-L1
part of
TJ-L14B.
This localized T cell activation is expected to exert strong anti-tumor activity while reducing systemic side effects such as liver toxicity. In a humanized mouse tumor model, a short course of
TJ-L14B
treatment not only displayed greater anti-tumor efficacy than anti-PD-L1
or
anti-4-1BB
alone or in combination, but also showed evidence of immunological memory response that resisted tumor re-challenge.
GMP material at
1000-L
scale was successfully produced. We received IND approval from the U.S. FDA for a Phase 1 study for
TJ-L14B
in January 2021 and dosed the first patient in April 2021. We share the global rights with
ABL-Bio
except for Greater China and South Korea for which
ABL-Bio
has sole rights.
Therapeutic Indications
As stated before, new therapeutic options are urgently needed for
PD-(L)1
relapsed or refractory cancer patients. One strategy is to maximize T cell activity by simultaneously turning off co-inhibitory
pathways such as PD-1/PD-L1 and turning on
co-stimulatory
pathways such as
4-1BB,
which is one of the most potent potentiators as discussed earlier. Indeed, several companies have been developing
PD-L1
x
4-1BB
bi-specific
antibodies, and the most advanced are from Genmab, Inhibrx and Merus, all in Phase 1.
Advantages of
TJ-L14B
We believe that based on publicly available information and preclinical studies
TJ-L14B
has the potential to be a highly differentiated
PD-L1
and
4-1BB
bispecific antibody. In terms of format, some of the leading compounds are monovalent heterodimers which may affect the potency of each arm and may encounter cumbersome CMC issues. In addition, as detailed earlier, the anti-4-1BB
moiety of
TJ-L14B
binds to a novel epitope that only triggers
4-1BB
signaling upon tumor binding leading to reduced cytokine release and hepatic and systemic immunotoxicity without compromising anti-tumor activity.
TJ-L14B
is also more specific than certain competitor molecules in terms of
4-1BB
binding relative to other TNFR family of
co-stimulatory
molecules. These potential advantages, if proven in the clinical trials, could enable
TJ-L14B
to be highly differentiated from other competitor compounds.
Key
Pre-clinical
Results
PD-L1
level-dependent
4-1BB
Agonism and T Cell Activity.
The ability of
TJ-L14B
to ligate
4-1BB
and activate downstream signaling was tested in a
co-culture
of
PD-L1+
target cells with T cells as effectors. The results in the figure show that the level of NF-
k
B reporter activity elicited by
TJ-L14B
correlated with the level of
PD-L1
expression on the target cells. In contrast, urelumab induced NF-
k
B reporter activity regardless of target cell
PD-L1
expression. Importantly,
TJ-L14B
promoted the proliferation of CD8+ tumor-infiltrating lymphocytes obtained from human tumor samples in a similar extent to urelumab while the parental anti-PD-L1
and
anti-4-1BB
antibodies either alone or in combination had no effect, confirming a strict
PD-L1-dependence
on T cell stimulation by
TJ-L14B.

Figure:
Dose-dependent
PD-L1-restricted
T cell activity by
TJ-L14B/ABL503
but not urelumab in a
co-culture
system of T cells and target cells expressing different levels of
PD-L1
(as represented by mean fluorescent intensity (MFI) values).

Superior in vivo Anti-tumor Efficacy of
TJ-L14B.
In mice grafted with tumor cells expressing human
PD-L1,
TJ-L14B
treatment every 3 days for 4 times suppressed tumor cell growth in a dose-dependent manner, delivering far better efficacy than equimolar doses of single agents alone or in combination. Remarkably, when the treated tumor-free mice were re-challenged
with a second tumor graft after drug cessation, they remained totally protected, indicating that
TJ-L14B
produced a durable anti-tumor response.

Figure:
Potent in vivo anti-tumor activity of
TJ-L14B
in a mouse tumor model. Mice transgenic for humanized
4-1BB
were grafted with MC38 cells expressing human
PD-L1.
Mice were treated with the indicated antibodies every 3 days for 4 times. Tumor-free animals were re-challenged
with a second dose of tumor on day 40 with
treatment-naïve
animals as control.
TJ-L14B
is also known as ABL503.

Preclinical summary
. In contrast to certain competitor
PD-L1
x
4-1BB
bispecific antibodies,
TJ-L14B
did not induce cytokine release (including
IL-6
and
TNF-α)
up to 0.83 mg/ml, which corresponded to a human equivalent dose of 15 mg/kg. Animal PK and toxicity studies have also been completed. Results of these studies indicate that the NOAEL was 15 mg/kg/dose. This dose was also considered the highest non-severely
toxic dose. A starting dose of 0.7 mg is proposed for the
first-in-human
(FIH) study. There is a >3000-fold safety margin between the proposed FIH dose and the nonclinical safety assessment studies including in vitro
cytokine release assays and GLP toxicology studies.
Clinical Development Plan
TJ-L14B
is being developed first for oncology indications in the U.S. An IND approval has been obtained from the U.S. FDA for a FIH, open-label, multicenter, multidose, dose escalation and expansion monotherapy study, which will assess safety, tolerability, PK, PD and preliminary efficacy in adult patients with any progressive locally advanced (unresectable) or metastatic solid tumors. Specific oncology indication(s) will be confirmed further.
TJ-L14B
will be administered IV on day 1 and day 15 of a
4-week
treatment cycle. The first patient was dosed in April 2021.

Pre-Clinical Assets
TJX7: A Novel CXCL13 Antibody for Autoimmune Diseases
TJX7 is an internally discovered novel humanized neutralizing antibody targeting the CXCL13 chemokine. CXCL13, through its receptor CXCR5, plays a key role in forming germinal centers, which are critical for immune response. The role of CXCL13 in forming germinal centers is to guide the migration of germinal center B cells and follicular T cells within the lymphoid organs and facilitate their interaction, maturation and function. One of the key pathogenic features in autoimmune diseases is related to the aberrant formation of ectopic germinal centers formed in affected organs, contributing to chronic inflammation and tissue destruction. Elevated serum CXCL13 levels, CXCR5-expressing T cells and pathogenic germinal center B cells and even ectopic germinal center formation are found in multiple autoimmune diseases, including Sjögren’s syndrome, RA, multiple sclerosis, and SLE. TJX7 is being developed for the treatment of autoimmune disorders and has been shown to bind to CXCL13 with sub-nanomolar affinity, effectively blocking the interaction between CXCL13 and CXCR5 and the downstream signaling. TJX7 has been shown to completely inhibit the migration of primary human tonsil B cells. Pharmacodynamic studies in mice and cynomolgus monkeys have confirmed TJX7’s inhibitory effects on germinal center formation and antibody production. Results generated so far indicate that TJX7 may provide a new therapeutic angle in the treatment of autoimmune diseases as it acts uniquely at the core of tissue pathologies. TJX7 is currently under CMC and pre-clinical
development. We have completed
IND-enabling
studies and are in
pre-IND
consultations with the U.S. FDA on the path forward.

Other
Bi-Specific
Antibodies Under
Pre-Clinical
Development
We have, over the years, discovered and generated a panel of proprietary monoclonal antibody sequences that can be used to engineer bi-functional
or
bi-specific
antibody molecules that are enabled with unique immunologic properties by dual targeting. The overarching goal behind these bi-specific
molecules is to converge enhanced immune responses onto targeted tumor environment to convert immunologically non-responsive
‘cold’ tumors into responsive ‘hot’ tumors.
TJ-L1C4
(PD-L1
and CD47),
TJ-L1T6
(PD-L1
and TIGIT) and
TJ-L1I7
(PD-L1
and
IL-7)
are dual-targeting
bi-specific
or
bi-functional
antibodies. There are designed to engage tumor cells to concentrate in tumor tissue through a common
PD-L1
antibody arm and provide additional stimulation or activation of either T cells or macrophages through a second arm, i.e. CD47, TIGIT or
IL-7.
In a series of in vivo and in vitro studies, these
bi-specific
antibodies exert the unique properties to show an enhanced anti-tumor effect or to overcome the resistance of tumors to
PD1/PD-L1
treatment, which are otherwise not achievable through either monoclonal antibodies or combination. We are in the process of validating these bi-specific
antibodies in
pre-clinical
development.
TJ-C4GM
is a “fortified” version or a next generation of CD47 antibody, which is specifically designed for the treatment of solid tumors through CD47-mediated macrophage killing mechanism. There is evidence that majority of tumor-associated macrophages residing in tumor belong to a tumor-promoting M2 phenotype rather than a tumor-killing M1 phenotype and are prone to resistance to CD47 antibody therapy. Thus, treatment of solid tumors with CD47 antibody alone may have limited efficacy because of the presence of M2 but not M1 macrophages that are required for anti-tumor activity.
TJ-C4GM
is a novel molecule composed of lemzoparlimab with an engineered
GM-CSF
moiety fused at the
C-terminus
of the antibody heavy chain. As
GM-CSF
is a potent cytokine known to convert M2 macrophages to M1 macrophages,
TJ-C4GM
is shown to exert a markedly increased phagocytic effect on solid tumors through a concert action by lemzoparlimab and
GM-CSF.
This unique functional property of
TJ-C4GM
is confirmed in a series of
in vitro
and
in vivo
studies where
TJ-C4GM
demonstrated a superior anti-tumor activity against solid tumors, which is not achieved by lemzoparlimab or
GM-CSF
used either alone or in combination.
TJ-C4GM
is under
pre-clinical
development.

Licensing and Collaboration Arrangements
A.
In-Licensing
Arrangements
Licensing Agreement with MorphoSys (Felzartamab)
In November 2017, we entered into a license and collaboration agreement with MorphoSys AG (“MorphoSys”) with respect to the development and commercialization of felzartamab (MOR202/TJ202), MorphoSys´s proprietary investigational antibody against CD38 (the “CD38 product”).
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
In November 2018, we entered into an intellectual property license agreement with Genexine with respect to
GX-G3
(TJ102). Under this agreement, Genexine granted to us an exclusive, non-transferable,
sublicensable license to use and otherwise exploit certain intellectual property to engage in pre-clinical
and clinical development, manufacturing, sale and distribution of
GX-G3
for the treatment of any disease in Taiwan and Hong Kong. We will also receive an exclusive license to use any improvements related to
GX-G3
that Genexine develops or acquires free of charge in Taiwan and Hong Kong. Under this agreement, the scope of improvements is limited to
GX-G3
and does not include the hyFc platform. We paid an upfront license fee of US$0.1 million and milestone payments of US$0.9 million to Genexine. No other milestone payments are due under this agreement.
Licensing Agreement with Genexine (Efineptakin alfa)
In December 2017, we entered into an intellectual property license agreement with Genexine with respect to
GX-I7,
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
Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of (i) the expiry of the last to expire patent of the licensed intellectual property that includes a valid claim for China, Hong Kong, Macau or Taiwan and that covers the composition of
GX-I7;
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

During the term of this agreement, if we develop or acquire any improvement, modification or alteration to the licensed product, we will own such improvements, modifications or alterations and provide Genexine details thereof, whether patentable or not. Additionally, we shall grant to Genexine a fully paid up, royalty-free, exclusive license (with a right to sublicense) to use any such improvements, modifications or alterations anywhere outside of China, Hong Kong, Macau and Taiwan.
In May 2020, we and Genexine entered into an amendment to this agreement, whereby both parties desire to establish a collaboration on TJ107 GBM Study in Greater China. Under the terms of the expanded collaboration, we will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. As of December 31, 2020, the costs incurred for the development of this new indication was RMB4.2 million (US$0.6 million) and thus RMB2.8 million (US$0.4 million) was recorded in our audited consolidated financial statements for the year ended December 31, 2020.
Licensing Agreement with Ferring (Olamkicept)
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
I-Mab
will perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all relevant clinical trials (including in the U.S. and China) and all development activities required for IND filing in the U.S. as well as CMC development of manufacturing processes. As of the date of this annual report, we have made an upfront payment of US$3.5 million and milestone payment of US$1 million to MorphoSys. No other milestone payments or royalties are due under this agreement in the reporting period. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world. Additionally, MorphoSys maintains the right to conduct activities in Greater China and South Korea that enable MorphoSys to exploit MOR210/TJ210 outside of those countries. Pursuant to the C5aR Agreement, we are required to use commercially reasonable efforts as we develop and commercialize MOR210/TJ210 in Greater China and South Korea. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon a notice period that varies based upon the stage of development and for safety reasons. MorphoSys has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MorphoSys terminates for our material breach, bankruptcy, insolvency or patent challenge, among other things, all licenses and rights granted by MorphoSys to us will automatically terminate and the licenses and rights granted by us to MorphoSys will survive. In the event of such termination, in addition to other obligations, we must grant to MorphoSys an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property relating to the licensed product to exploit MOR210/TJ210 in Greater China and South Korea.

B.
Out-Licensing
Arrangements
License and Collaboration Agreement with AbbVie
In September 2020, we, through our subsidiaries
I-Mab
Biopharma Co., Ltd. and
I-Mab
Biopharma US Limited, entered into a license and collaboration agreement with AbbVie Ireland Unlimited Company (“AbbVie”) for the development and commercialization of certain compounds and products that target CD47, including lemzoparlimab (which targets a unique epitope of CD47).
Under this agreement, we grant AbbVie an exclusive, royalty-bearing, sublicensable license to develop, manufacture and commercialize the licensed compounds and products (but excluding products that are directed to both a CD47 epitope that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47
target) anywhere in the world outside of Mainland China, Hong Kong and Macau, and to conduct development and manufacturing activities in Mainland China, Hong Kong and Macau to further AbbVie’s commercialization of the licensed products outside of Mainland China, Hong Kong and Macau, except that, with respect to products containing either our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound, AbbVie will not develop, manufacture or commercialize such products until the parties come to financial terms on such products following AbbVie’s exercise of its rights of first negotiation. We have granted AbbVie a license and cannot commercialize products containing our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. We also grant AbbVie a co-exclusive,
royalty-bearing, sublicensable license to develop, manufacture and commercialize licensed compounds and products that are directed to both a CD47 epitope that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47
target (excluding such compounds and products that have been developed by us) anywhere in the world.
Under this agreement, AbbVie grants us an exclusive, royalty-free, sublicensable license under its technology and any joint technology developed under this agreement to clinically develop and commercialize in Mainland China, Hong Kong and Macau certain of the licensed compounds and products that (1) only target CD47, including lemzoparlimab, and (2) to the extent AbbVie exercises its rights of first negotiation for such licensed compounds and products, consist of our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound.
We are responsible for conducting certain initial development activities, at our cost and expense, following which AbbVie assumes the responsibility and costs for all development, manufacture and commercialization activities of the licensed compounds and products outside of Mainland China, Hong Kong and Macau. Under this agreement, AbbVie is required to use commercially reasonable efforts to develop, seek and obtain approval of, and commercialize at least one licensed product in at least two indications in the United States and at least three of the United Kingdom, France, Germany, Italy and Spain.
We are responsible for the development and commercialization of the licensed compounds and products in Mainland China, Hong Kong and Macau. We are required to use commercially reasonable efforts to develop, seek and obtain approval of, and commercialize at least one licensed product in at least two indications in mainland China.
During the term of the Agreement, we are not permitted to develop, manufacture or commercialize a compound or product that is directed (1) solely to CD47 or (2) to an epitope that is the same or substantially similar to the epitope targeted by lemzoparlimab, and AbbVie is not permitted to market a monoclonal antibody that is solely directed to a CD47 epitope that is the same or substantially similar to the epitope targeted by lemzoparlimab for an indication in any country where the licensed product has received regulatory approval for such indication. Additionally, during the first five (5) years after the first commercial sale of a licensed product outside of Mainland China, Hong Kong and Macau, AbbVie will not market any monoclonal antibody solely directed to CD47 for an indication in any country where the licensed product has received regulatory approval for such indication in such country. AbbVie’s exclusivity restrictions will not prevent it from marketing an antibody that demonstrates additive or synergistic effects in combination with a licensed product, or an improvement on a licensed product based on improved efficacy or safety data.

Under this agreement, we and AbbVie formed a joint governance committee that consists of three representatives from each of us. The joint governance committee will oversee and coordinate the development of the licensed compounds and products in both of our territories, including the review and approval of each of our respective development plans, the review and approval of clinical trials and commercialization in Mainland China, Hong Kong and Macau, and discussing commercialization strategies in each of our territories. The joint governance committee may create working groups as it deems appropriate.
Under this agreement, AbbVie has paid us an upfront payment of US$180 million and milestone payment of US$20 million. Based on the achievement of certain clinical development and regulatory milestones, including first commercial sales in various markets, we may earn additional milestone payments of up to US$840 million. Further, based on the achievement of certain sales-related milestones, we may earn additional milestone payments. In addition to the upfront and milestone payments that we may earn, we may also earn tiered royalties consisting of low-to-mid
teen percentages of global net sales.
We will not owe any milestone payments for our development or commercialization in Mainland China, Hong Kong and Macau, but we are required to pay AbbVie tiered royalties in the mid-to-high
single-digit percentages of net sales of licensed products in those countries.
Under this agreement, we grant AbbVie several rights of first negotiation with respect to our products, including a right of first negotiation to exercise its right to products containing either our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound outside of Mainland China, Hong Kong and Macau. This right of first negotiation is exercisable following completion of preclinical activities sufficient to initiate
IND-enabling,
GLP-conforming
animal toxicology studies, and if AbbVie exercises this right, the parties shall negotiate an amendment to allow AbbVie to develop, manufacture and commercialize that product in exchange for additional regulatory and sales milestones that could equal or exceed US$500 million plus royalty payments.
We also grant AbbVie other rights of first negotiation for rights to commercialize: (1) our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound in Mainland China, Hong Kong and Macau; (2) our multi-specific or bi-specific
licensed compounds that contain a targeting moiety that is directed to both an epitope on CD47 that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47
target, as well as any products containing such compounds anywhere in the world; and (3) each licensed product that contains a licensed compound as its sole active ingredient that is directed solely to CD47 in Mainland China, Hong Kong and Macau.
AbbVie grants us a right of first negotiation for rights to: (1) commercialize its multi-specific or bi-specific
compounds that contain a targeting moiety that is directed to both an epitope on CD47 that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47
target, as well as any products containing such compounds in Mainland China, Hong Kong and Macau; and (2) develop and commercialize licensed compounds as part of combination products (other than products that contain a licensed compound directed against both an epitope on CD47 that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47
target) in Mainland China, Hong Kong and Macau.
This agreement may be terminated by either party in the event of an uncured material breach. If the material breach and failure to cure is by AbbVie with respect to some countries, but not others, we have the right to terminate this agreement solely with respect to the countries to which the breach relates. If the material breach and failure to cure is by us with respect to our obligations in Mainland China, Hong Kong and Macau, AbbVie will have the right to reduce payments to us by a certain percentage.
AbbVie has certain termination rights if it determines not to continue development and commercialization based on documented safety concerns. AbbVie may also terminate this agreement in part or in whole for convenience following prior written notice of a certain period. AbbVie may also terminate this agreement immediately following certain breaches by us of anti-bribery and anti-corruption laws. AbbVie also has termination rights related to the approval process under the Hart-Scott-Rodino Antitrust Improvements Act. If we stop material clinical development and commercialization activities in Mainland China, Hong Kong and Macau without justification, AbbVie may reduce any royalties that would have been due to us by a certain percentage.

If AbbVie stops material clinical development and commercialization activities without justification, we may terminate this agreement. We also have certain termination rights if AbbVie or its affiliates challenge our valid patents related to the licensed products.
Licensing Agreement with ABL Bio
In July 2018, we entered into a license and collaboration agreement with ABL Bio (the “ABL Bio License”), as amended from time to time. Under the ABL Bio License, we granted to ABL Bio exclusive, worldwide (excluding Greater China), royalty-bearing rights to develop and commercialize a bispecific antibody (the “BsAb”) using certain of our monoclonal antibody sequences. ABL Bio has developed expertise in the area of bispecific antibodies for cancer treatment and has developed proprietary intellectual property around the BsAb technology, and the license allows ABL Bio to further develop and commercialize the BsAb based on monoclonal antibodies licensed from us under the ABL Bio License. ABL Bio granted to us an exclusive, royalty-free, sublicensable license under its interest in the BsAb and related know-how
(including improvements thereto) to exploit the licensed BsAb in Greater China.
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

In March 2020, we entered into a strategic partnership with Kalbe Genexine Biologics (“KG”), a joint venture of Kalbe Farma Tbk (“Kalbe”) and Genexine. Under the terms of the agreement, KG will receive a right of first negotiation for an exclusive license for the commercialization of two
I-Mab-discovered
product candidates: uliledlimab, a highly differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors, and an
I-Mab
product candidate to be agreed upon by both parties. With the agreement, KG will have a right of first negotiation for exclusive rights to commercialize these two product candidates in the ASEAN (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam) and MENA (Algeria, Bahrain, Djibouti, Egypt, Israel, Jordan, Kuwait, Lebanon, Malta, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates, and Palestine) regions, as well as Sri Lanka. If and when we and KG enter into the definitive licensing agreement for uliledlimab, we will be eligible to receive from KG an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG will pay us tiered royalties in the low to mid-teen
percentages on net sales from the ASEAN and MENA regions, as well as Sri Lanka.
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
In September 2018, we entered into a collaboration and platform technology license agreement with WuXi Biologics Ireland Limited (“WuXi Biologics”), whereby both parties agreed to collaborate in the research and development of at least three bispecific antibodies for our company to commercialize them worldwide. Such bispecific antibodies shall be created using our proprietary monoclonal antibodies and WuXi Biologics’ proprietary WuXiBody platform technology for generating bispecific antibodies, shall be developed and manufactured through the exclusive service of WuXi Biologics. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. WuXi Biologics has the right to terminate this agreement if we challenge its patents. We have the right to terminate this agreement if we decide to end the development and commercialization of the licensed product in the licensed territory due to scientific, technical, or commercial reasons. As of the date of this annual report, we have made an up-front
payment of US$1.0 million to Wuxi Biologics and no milestone payments or royalties are due under this agreement. In April 2019, we extended our existing partnership with WuXi Biologics (Shanghai) Co., Ltd. (“WuXi Biologics Shanghai”). We entered into a long-term, strategic collaboration agreement with WuXi Biologics Shanghai to facilitate the CMC development and GMP manufacturing of both clinical and commercial supplies of certain of our monoclonal and bispecific antibodies and fusion products, leveraging WuXi Biologics’ and its affiliates’ expertise in this area and supporting our pre-existing
collaboration and platform technology license agreement with WuXi Biologics.

In November 2018, we entered into collaboration agreements with Tracon Pharmaceuticals, Inc. (“Tracon”), whereby we and Tracon agreed to
(i) co-develop
our proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and (ii) collaborate to co-develop
up to five bispecific antibodies (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. As of the date of this annual report, these disputes have not been resolved. In February 2021, we sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon.
In March 2021, we entered into two collaboration agreements with Complix, an
EU-based
biotech company (the “Complix Agreement”), and Affinity, a Shanghai-based biotech company (the “Affinity Agreement”), respectively, allowing us to access cutting-edge technology platforms to create next generation of novel and highly differentiated drug candidates, including Cell Penetrating Alphabodies (“CPAB”) for otherwise intractable intracellular drug targets and masked antibodies for targeted tumor-site activation. Under the Complix Agreement, both parties will collaborate to discover, develop and commercialize novel therapeutics for mutually agreed targets based on the Complix’s proprietary technology. Under the Affinity Agreement, both parties will collaborate to develop lead compounds for mutually agreed targets based on Affinity’s Tumor MicroEnvironment Activated body (“TMEAbody”) platform technology.
In March 2021, we entered into a license and collaboration agreement with Genbase, a Shanghai-based biotech company to develop bi-specific antibodies or/and multi-specific antibodies using antibody sequences from both companies. Under this agreement, Genbase granted to us a non-transferable,
sublicensable, and royalty-bearing license under Genbase parental antibody technology and Genbase parental antibody improvements owned and controlled by Genbase to make, develop and commercialize the licensed compounds and licensed products in all uses and indications worldwide.
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
As of December 31, 2020, our owned patent portfolio consists of (i) 22 issued patents, including six issued in the U.S., six issued in the PRC, five issued in Korea and five issued in other jurisdictions; and (ii) 241 pending patent applications, including 18 PCT patent applications, 18 U.S. patent applications, 16 PRC patent applications and 211 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our Global Portfolio. Furthermore, as of December 31, 2020, we
in-licensed
the Greater China and Korea rights relating to (i) 24 issued patents, including fourteen issued in the PRC, one issued in Korea, seven issued in Hong Kong and two issued in Taiwan; and (ii) 31 pending patent applications, including four PCT patent applications, nine PRC patent applications, nine Hong Kong patent applications, six Taiwan patent applications, two Korean patent applications and one Macau patent application. The in-licensed
patents and patent applications primarily relate to felzartamab, eftansomatropin alfa, olamkicept, enoblituzumab and efineptakin alfa.

Felzartamab	As of December 31, 2020, we exclusively licensed from MorphoSys ten issued patents (including six issued in the PRC, three issued in Hong Kong and one issued in Taiwan) and ten pending patent applications (including two PCT applications, two in the PRC and three in Hong Kong, two in Taiwan and one in Macau) relating to felzartamab. The licensed patents include composition of matter patents in China, Hong Kong and Taiwan. The patents (including patent applications if issued) in this portfolio are expected to expire between 2025 and 2040, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Eftansomatropin alfa	As of December 31, 2020, we (i) exclusively licensed from Genexine two pending PRC patent applications directly relating to eftansomatropin alfa and (ii) exclusively licensed from Genexine three issued patents in the PRC relating to a hyFc platform that develops eftansomatropin alfa. The licensed patents include composition of matter patents in China. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2037, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Olamkicept	As of December 31, 2020, we exclusively licensed from Ferring two issued patents in the PRC and Korea relating to olamkicept and six patient applications in the PRC, Hong Kong and Korea relating to olamkicept. The licensed patents include composition of matter patents. These patents are expected to expire between 2027 and 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Enoblituzumab	As of December 31, 2020, we exclusively licensed from MacroGenics six issued patents (including two issued in the PRC, three issued in Hong Kong and one issued in Taiwan) and eight pending patent applications (including two in the PRC, four in Hong Kong and two in Taiwan) relating to enoblituzumab. The patents (including patent applications if issued) in this portfolio are expected to expire between 2023 and 2036, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Efineptakin alfa	As of December 31, 2020, we (i) exclusively licensed from Genexine one pending PRC patent application directly relating to efineptakin alfa and (ii) exclusively license from Genexine three issued patents in the PRC relating to a hyFc platform that develops efineptakin alfa. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2036, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Plonmarlimab	As of December 31, 2020, we owned one PCT patent application that relates to plonmarlimab and it has entered national phases in China, the United States and 24 other jurisdictions. We expect that any patent that may issue under this application will expire in 2037, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Lemzoparlimab	As of December 31, 2020, we owned two PCT patent application, one of which has entered national phases in the PRC, the United States and 26 other jurisdictions, and the other has entered national phase in the United States and the PRC. We expect that any patents that may issue under these applications will expire between 2037 and 2039, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Uliledlimab	As of December 31, 2020, we owned one PCT patent application and it has entered national phases in the PRC, the United States, and 24 other jurisdictions. We expect that any patent that may issue under this application will expire in 2038, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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
Additionally, as of December 31, 2020, we had (i) three registered trademarks in Hong Kong, 16 registered trademarks in the PRC, two registered trademarks in the United States, 43 trademark applications in the PRC, 14 trademark applications in Hong Kong, 17 trademark applications in Macau, 16 trademark applications in Taiwan and four trademark applications in the United States; (ii) 12 domain names in the PRC, including
www.i-mabbiopharma.com
, four domain names in Hong Kong and two domain names in the United States and (iii) 12 software copyrights in the PRC.
For more information on these and other risks related to intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Enterprise Social Responsibility
As an integral part of our business and as a core value, we strive to make a positive impact around the world through the transformational medicines that we research, develop, manufacture and deliver. We are committed to reflecting ethical, social and environmental responsibilities in our business decisions, ensuring that our products improve people’s lives and maintaining the sustainability of our business.
Our contribution to improving healthcare and alleviating suffering was evidenced by our work responding to the
COVID-19
outbreak. We joined the global effort by initiating the development of plonmarlimab to treat cytokine storm in severely ill patients with
COVID-19.
Cytokine storm is characterized by a surge of inflammatory cytokines and is an overreaction of the immune system in patients infected with
SARS-CoV-2.
Recent studies revealed that high levels of
GM-CSF,
along with a few other cytokines, are critically associated with severe complications in
COVID-19
patients. Research indicates plonmarlimab may be a potential treatment for cytokine storm associated with
COVID-19
because the antibody effectively neutralizes circulating
GM-CSF
to control acute inflammatory responses, with potential advantages over conventional
IL-6
antibodies. We received IND clearance from the FDA in April 2020 and our study commenced initially in the United States. Following a safety assessment of the first part of the study, a Phase 2/3 trial is ongoing in patients with cytokine release syndrome associated with severe
COVID-19.
Initial data indicated that plonmarlimab is safe and well-tolerated in the severe
COVID-19
patients in the study.

In addition, at the peak of the
COVID-19
outbreak, we donated personal protective equipment and funds worth a total of RMB800 thousand to support medical personnel and hospitals in Wuhan. We also donated US$50 thousand to BayHelix, a non-profit organization focused on global life sciences and healthcare community, for the purpose of supporting relief of
COVID-19
in the United States. Meanwhile, we took the health and safety of our employees as our top priority and implemented employee caring programs to provide health supplies and demonstrated support for the global
I-Mab
family.
To help medical communities and health care providers in different parts of the world understand the experiences treating and managing severe
COVID-19
patients, we, in collaboration with American Academy of Medical Education and Ding Xiang Yuan, a leading medical media in China, brought together nine distinguished clinical experts from China and the U.S. in April 2020 for a virtual webinar to share insights and important lessons from the frontlines.
We have also been on the forefront to promote diversity and inclusiveness in the workplace. In 2020, we launched the Women’s Leadership Council (“WLC”) globally to support the organization’s future female leaders to accelerate their career and personal development. We organized our global WLC ambassador program and selected eight outstanding female employees to champion our mission of elevating women in scientific leadership.
International Recognition and Awards
The remarkable achievements made by us are well recognized by the international community of pharma industry. We received numerous international awards and citations in 2020 in recognition of our achievements in drug innovation, industry leadership, cross-border collaboration and successful business achievements. We, along with our partner AbbVie, received the Deal of the Year award from BioCentury-Bay Helix for our global strategic partnership to develop and commercialize lemzoparlimab. We were listed among the 50 Smartest Companies in China by MIT Technology Review, a leading global technology business magazine. We also received the China Healthcare New Power Award from People.cn, a top-tier
Chinese national media and was among the 10 Biotechs to Know in China by FiercePharma, an influential U.S.-based trade journal. Our Founder and Chairman, Dr. Jingwu Zhang Zang, was named Medical Innovation Pioneer among the 50 leaders in listed companies by 2020 Global Founders Summit. These awards reflect the impact we have made on the innovation development of the healthcare industry as well as the leadership we have demonstrated throughout the year.
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
Furthermore,
PRC-based
investments by foreign investors have historically been regulated by the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) issued on June 28, 2017 and effective from July 28, 2017, the Special Management Measures (Negative List) for the Access of Foreign Investment (2018) issued on June 28, 2018 and effective from July 28, 2018, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019) issued on June 30, 2019 and effective from July 30, 2019. According to the aforesaid catalogue and management measures, foreign-invested industries fall into four categories, namely, “encouraged” “permitted” “restricted” and “prohibited” and certain ownership requirements, requirements for senior executives and other special management measures shall apply to foreign investors with regard to the access of foreign investments in certain categories. Currently, the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision), the Special Management Measures (Negative List) for the Access of Foreign Investment (2018) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2018) have all been replaced. The currently effective industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), which were promulgated by the National Development and Reform Commission (the “NDRC”), and the MOFCOM, and took effect on July 23, 2020 and on January 27, 2021, respectively. The Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020) further reduce restrictions on the foreign investment and expand the scope of industries in which foreign investments are encouraged. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.
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
Also, as part of its 2018 reorganization, the PRC government formed a new National Healthcare Security Administration, which focuses on regulating reimbursement under the state-sponsored insurance plans.
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
Pursuant to the Administrative Measures for Drug Registration promulgated by the NMPA on July 10, 2007 and effective from October 1, 2007, which provides the standards and requirements for clinical trials and drug registration applications, drug registration applications are divided into three different types, namely, New Drug Application, Generic Drug Application, and Imported Drug Application. Drugs are categorized based on their working mechanism, including chemical medicine, biological product or traditional Chinese or natural medicine. On January 22, 2020, the SAMR promulgated the new Administrative Measures for Drug Registration (the “New Measures for Registration”), which became effective from July 1, 2020. According to the New Measures for Registration, drug registration applications are divided into three different types, namely, traditional Chinese medicine, chemical medicine, and biological products, and each type is further divided into several sub-types.
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
In addition, the NMPA has adopted a notification system for clinical trials of new drugs. Pursuant to the newly amended Drug Administration Law and the New Measures for Registration, effective from July 1, 2020, clinical trials may be commenced as long as the applicant has not received any objections from the CDE within 60 business days of application filing after acceptance of the application, and such application will be deemed as approved. Bioequivalence test may only be conducted after the completion of record-filing on the website of the CDE. All clinical trials that have been approved but not initiated within three years since the execution of the Informed Consent Forms will become invalid. As provided in the New Measures for Registration, a new application of clinical trial must be submitted if an applicant of an approved clinical trial decides to add new indications or drug combinations into the trial.
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

Pursuant to the New Measures for Registration, during the period of clinical trial, the applicant must continuously update the registration information and the trial results after completion of each clinical trial on the Drug Clinical Trial Information Platform. Applicants are responsible for the authenticity of the registration information.
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
On June 10, 2019, the State Council of the PRC issued the PRC Administrational Rules on the Management of Human Genetic Resources (effective from July 1, 2019) (“Genetic Rules”), which formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to this new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.
On October 17, 2020, the Standing Committee of the NPC promulgated the Biosecurity Law of the PRC, which became effective from April 15, 2021. The new law restates the approval and notification requirements of human genetic resources sampling, collecting, utilizing and exporting, as provided in the Genetic Rules. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China’s human genetic resources and safeguarding state biosecurity by the PRC government.
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
On August 6, 2003, the NMPA promulgated the Administration of Quality of Drug Clinical Practice (the “GCP”) to improve the quality of clinical trials. Pursuant to the newly amended Drug Administrative Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions shall be under filing administration. Clinical trial institutions that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed. Pursuant to the Circular on Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory, a Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website. Pursuant to the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices and Equipment, the accreditation of the institutions for drug clinical trials shall be subject to record-filing administration. The conduct of clinical trials must adhere to the Good Laboratory Practice, and the protocols must be approved by the ethics committees of each study site. On April 23, 2020, the NMPA and NHC jointly issued the amended Administration of Quality of Drug Clinical Practice (the “new GCP”), effective from July 1, 2020. The new GCP was highly consistent with ICH E6 (R2) in its structure and content, and highly emphasized the protection of subjects, in particular, the protection of vulnerable subjects was provided through reinforcing the ethics committee’s responsibilities. Furthermore, the new GCP clarified the investigator’s responsibilities for medical decisions relevant to the clinical trials and overseeing the clinical trials to ensure the accuracy and completeness of the source data, it also included the sponsor’s responsibilities for implementing and maintaining the quality management system, requiring that the electronic data management system used by the sponsor should be verifiable, equipped with grant of modification authority and data security measures, to ensure the data modification process is completely recorded and tracked. The new GCP also prohibited the conduct of biological sample testing irrelevant to the study protocol approved by the ethics committee.
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
On May 17, 2018, the NMPA and the NHC jointly issued the Circular on Issues Concerning Optimizing Drug Registration Review and Approval, which further simplifies and accelerates the clinical trial approval process.

On January 22, 2020, the SAMR promulgated the New Measures for Registration, effective from July 1, 2020, which deploys several mechanisms to simplify and accelerate the drug registration process, including the Priority Review Procedure and the Special Review Procedure.
On July 7, 2020, the NMPA promulgated the Evaluation and Approval Working Process for Revolutionary Therapeutic Drugs (Trial), the Evaluation and Approval Working Process for the Conditional Approval Application of Drugs (Trial) and the Priority Evaluation and Approval Working Process for Drugs (Trial), repealing the Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovations, which provide for fast track clinical trial approval, drug registration pathway or conditional approval to innovative drugs or drugs with revolutionary therapeutic effects.
On November 19, 2020, CDE promulgated the Clinical Technical Guidelines for Conditional Approval of Drugs (Tentative), which became effective on the same day, to accelerate the marketing of clinically urgent drugs with outstanding clinical value in China. According to such guidelines, during the period of drug clinical trials, a drug may be applied for conditional approval if it meets the following conditions: (i) for the treatment of seriously life-threatening diseases with no existing effective treatment available, as well as medicines urgently needed for public health, whose clinical trials have shown efficacy and whose clinical value can be predicted; (ii) vaccines that are urgently needed in response to major public health emergencies or other vaccines that are identified as being urgently needed by the NHC, and whose benefits are assessed to outweigh the risks.
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
Pursuant to the New Measures for Registration, at the stage of clinical trial application, depending on the characteristics of the drug and the corresponding conditions, applicants may apply for adoption of the Breakthrough Drug Procedure or the Conditioned Approval Procedure. Such procedures may be applied for eligible drugs, including drugs for fatal diseases without any effective treatment and breakthrough drugs, and extra policy support, including communication with the CDE at the critical stage of clinical trials and suggestions from the CDE may be given to applicants in such special procedures.
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
Pursuant to the New Measures for Registration, at the stage of new drug application, depending on the characteristics of the drug and the corresponding conditions, applicants may apply for adoption of special procedures, including the Priority Review Procedure and the Special Review Procedure. Such procedures may be applied for innovative drugs for severe infectious diseases or rare diseases, breakthrough drugs and other eligible drugs stipulated in the New Measures for Registration. Extra policy support, including less review period, may be given to applicants in such special procedures.

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
Pursuant to the newly amended Drug Administrative Law, under the drug marketing authorization holder mechanism, an enterprise or a research and development institution, which has obtained a drug registration certificate is eligible to be a pharmaceutical marketing authorization holder and the drug marketing authorization holder shall be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the Drug Administrative Law. The pharmaceutical marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee shall have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.

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
On October 17, 2020, the Standing Committee of the NPC promulgated the Amendment to the Patent Law. The Amendment to the Patent Law, which will become effective from June 1, 2021, extends the validity period for design and the time limitation of actions for infringement of patent rights, and increases the maximum amount of infringement compensation. Meanwhile, the Amendment to the Patent Law implements a “compensation for patent term” (the “Term Compensation”) measure. In the event that an invention patent is granted after the forth (4th) anniversary of the date of application and the third (3rd) anniversary of the date of the request for substantive examination, the Patent Administration Department of the State Council shall, at the request of the patentee, provide the Term Compensation for the unreasonable delay in the process of granting the patent, except for the unreasonable delay caused by the applicant. In particular, in order to compensate the time taken for the review and approval of new drugs, if the new drug-related invention patents are approved for marketing in China, the Patent Administration Department of the State Council shall provide the Term Compensation to the patentee, for the duration of patent rights at the request of the patentee. The Term Compensation shall not exceed five (5) years, and the total effective patent right period after the new drug is approved for marketing shall not exceed fourteen (14) years.
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
Pursuant to the General Principles of the Civil Law of the PRC promulgated by the NPC on April 12, 1986 and amended on August 27, 2009, both manufacturers and sellers shall be held liable where the defective products result in property damages or bodily injuries to others. Pursuant to the Tort Liability Law of the PRC promulgated by the Standing Committee of the NPC on December 26, 2009 and effective from July 1, 2010, manufacturers shall assume tort liabilities where the defects in products cause damages to others. Sellers shall assume tort liabilities where the defects in products that have caused damages to others are attributable to the sellers. The aggrieved party may claim for compensation from the manufacturer or the seller of the defected product that has caused damage. On May 28, 2020, the NPC approved the Civil Code of the People’s Republic of China (the “Civil Code”), which took effect on January 1, 2021 and replaced the General Principles of the Civil Law of the PRC and Tort Liability Law of the PRC. According to the Civil Code, patients have the right to claim compensation from the drug marketing authorization holder, medical institution or manufacturer for damage caused by drug defects.

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

On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank shall perform ex-post
sampling in accordance with the relevant requirements.
Dividend Distribution
Pursuant to the PRC Company Law and Foreign Investment Law of the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise is required to set aside at least 10% of its accumulated profits each year to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital.
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

We believe it is strategically important and advantageous that we own and control our GMP manufacturing process in order to ensure quality, secure production slots and maximize cost-effectiveness for clinical trial materials and commercial supplies. We intend to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. The project will be financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing,
I-Mab
Hangzhou became an affiliate of us. We, through our wholly owned subsidiary, and parties acting in concert, remain the majority shareholder of
I-Mab
Biopharma (Hangzhou) Limited
(“I-Mab
Hangzhou”), the entity holding the Hangzhou Facility, and retain a managing role and take full control to build and operate the manufacturing facility. We plan to prioritize our therapeutic focus and resources on immuno-oncology in our global ambition to become a leading immuno-oncology company. This goal has been accelerated by our recent global strategic partnership with AbbVie and its commercialization plan for the initial oncology products.
I-Mab
Hangzhou is positioned to provide manufacturing capabilities for us, as well as the continued development of selected biologics assets that are unessential to our immuno-oncology focus, i.e. olamkicept, plonmarlimab (excluding cytokine release syndrome indications) and a few pre-clinical
CMC-stage
programs. We believe that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for us.
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

IND Scientific Advisory Committee for Drug Candidates Entering into Clinical Development Stage
Our IND Scientific Advisory Committee is composed of Dr. Joan Huaqiong Shen, Dr. Zheru Zhang and Dr. Jane Meng. The IND Scientific Advisory Committee is accountable for our IND application strategy and the data quality of our IND registration dossier before submission to the FDA, the NMPA and other comparable authorities. Our IND Scientific Advisory Committee advises the project team on policy matters and provides overall direction of new drug studies, and to that extent serves as a standing modality committee.
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
Medical Safety Council (“MSC”)
Our MSC is composed of selected research and development functional heads and Subject Matter Experts, including Yuan Meng, Dr. Joan Huaqiong Shen, Michelle Yang, Dr. Taylor B. Guo, Dr. Jane Meng, Dr. Claire Xu and Richard Cheng Li, chaired by Yuan Meng, Head of Medical Office. Our MSC is the highest medical safety governance body engaged in setting standards for protecting the medical safety of patients and users of our products, and providing strategic direction in product vigilance and patient or user safety. The MSC’s responsibilities include:

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
Quality Committees
We have formed two Quality Committees, namely,
I-Mab
Biopharma Quality Management Review and R&D Quality Council.
I-Mab
Biopharma Quality Management Review
(“I-Mab
QMR”) is composed of Dr. Joan Huaqiong Shen, Dr. Zheru Zhang, Yuan Meng and Thomas Song,
co-chaired
by R&D Quality Assurance officer Yuan Meng and CMC Quality Assurance officer Jack Qin.
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
R&D Quality Council is composed of representatives from each research and development function, including Dr. Joan Huaqiong Shen, Yuan Meng, Sophie Song, Michelle Yang, Dr. Claire Xu, Dr. Jane Meng and heads of therapeutic areas (in China and the United States), chaired by Dr. Joan Huaqiong Shen. R&D Quality Council is a governance body that oversees the performance of the QMS and serves as the final decision-making body for critical quality issues that affect subject and patient safety, data integrity and compliance with global and local regulatory authorities. The QMS encompasses the structure, responsibilities and procedures that enable the organization to identify, measure, control and enhance core regulated processes and activities.
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
The following chart illustrates our company’s organizational structure, including our principal subsidiaries, as of the date of this annual report:

D.	Property, Plant and Equipment
Our headquarter is located in Shanghai, China, where we lease and occupy approximately 2,851 square meters as office space and laboratories. We currently lease approximately 435 square meters of office space in Beijing, approximately 54 square meters of office space in Tianjin, approximately 14,495 square meters of office space and manufacturing space in Hangzhou, approximately 187 square meters of office space in Hong Kong, and approximately 441 square meters of office space and laboratories in Maryland. The terms of these leases range from one year to five years.
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
Overview
We are a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders. To date, we have developed an innovative pipeline of more than 15 clinical and preclinical stage assets through our internal research and development efforts and in-licensing
arrangements with global pharmaceutical and biotech companies.
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
We have not generated any revenue from product sales, and as a result, we have never been profitable and have incurred net losses since the commencement to the end of 2019 of our operations. In 2018 and 2019, our net losses were RMB402.8 million and RMB1,452.0 million, respectively. In 2020, we achieved corporate profitability with net income of RMB470.9 million (US$72.2 million) which was primarily attributable to the revenues recognized in connection with the strategic collaboration with AbbVie of RMB1,542.7 million (US$236.4 million). We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, and we cannot assure you that we will ever generate significant revenue or profits.

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

Revenue from
Out-Licensing
Agreements
We continue to seek
out-licensing
opportunities for our drug assets through our strengthened and expanded network of global partnerships and alliances. In 2018, 2019 and 2020, our revenue consisted primarily of payments from granting licenses to use and otherwise exploit certain of our intellectual properties linked to our drug assets. See “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements” for more information on the existing out-licensing
arrangements. In addition, after validating clinical safety and preliminary efficacy of a drug candidate in our Global Portfolio in clinical trials in the United States, we may elect to out-license
the global rights (excluding Greater China) of such drug candidate, while retaining the Greater China rights for further development and commercialization. But we may also choose to retain these rights for the United States or other countries or regions as we may deem fit. Before the commercialization of one or more of our drug candidates, we expect that the majority of our revenue will continue to be generated from out-licensing
our intellectual properties.
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
Our Ability to Commercialize Our Drug Candidates
Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the respective health authority. Currently, our pipeline consists of more than fifteen drug candidates ranging in development status from pre-clinical
to late-stage clinical programs. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of a drug candidate after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidate. Our late-stage investigational drugs at or potentially near pivotal trials are felzartamab, eftansomatropin alfa, olamkicept and plonmarlimab. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for more information on the development status of our various drug candidates.
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
I-Mab
Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in
I-Mab
Tianjin, we integrated the operations of
I-Mab
Tianjin into our operations.
I-Mab
Tianjin did not generate any external revenue from July 15, 2017 to December 31, 2020. In connection with our acquisition of
I-Mab
Tianjin, we identified RMB148.8 million of intangible assets and RMB162.6 million of goodwill of
I-Mab
Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on an least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. No impairment was identified as of December 31, 2018, 2019 and 2020. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Change in business prospects of acquisitions may result in impairment to our goodwill, which could negatively affect our reported results of operations.”

Impact of the
COVID-19
Pandemic
As of the date of this annual report, the impact of the ongoing global coronavirus- 19
(COVID-19)
pandemic to our business has been limited. To date, although
COVID-19
has caused some delays in the initiation of the ongoing trials of certain clinical-stage drug candidates in early 2020, the
COVID-19
pandemic has not had a material impact on our ongoing clinical activities, in particular, clinical activities related to our late-stage drug candidates, such as felzartamab, eftansomatropin alfa and olamkicept. See “Item 4. Information on the Company—B. Business Overview—Our Drug Candidates” for our clinical development plans for our drug candidates. As of the date of this annual report, the outbreak of
COVID-19
has not caused any early termination of our clinical trials or necessitated removal of any enrolled patients. We have employed various measures to mitigate impacts of the
COVID-19
pandemic on our currently ongoing trials in Greater China and the United States. We worked closely with our CROs to monitor the situation and manage the process of our clinical trials. We maintained contact with our patients to ensure that they remain on the trials and that any information they need will be readily available. In addition, we believe the
COVID-19
pandemic has not significantly impacted our ability to carry out our obligations under existing contracts or disrupted any supply chains that we rely upon.
As of the date of this annual report, we have not had any suspected or confirmed
COVID-19
cases on our premises or among our employees. To prevent any spread of
COVID-19
in our offices and research facilities, we have adopted a thorough disease prevention scheme to protect our employees from contracting
COVID-19.
The measures we have implemented include, among others, regularly sterilizing and ventilating our offices, checking the body temperature of our employees, keeping track of the travel history and health conditions of employees and their immediate family members, providing face masks to employees attending the office, minimizing in-person
meetings to the extent possible and encouraging employees to wear masks when needed. As of the date of this annual report, our ongoing clinical trials and CROs had resumed full and normal operations and the
COVID-19
pandemic had not resulted in a major disruption to our operations.
Taking into account our past and prospective cash burn rate, including but not limited to future clinical development and administrative expenses, lease payment, capital expenditure and current financial position, our ability to control the speed and breadth of our clinical development and business development activities and our expansion in headcount, our current internal resources, we estimate that our financial resources can support our research and development activities and business operations for at least the next 12 months.
Although we believe we have implemented strategies to potentially minimize the impact of the
COVID-19
pandemic to our business, we expect that we may experience delays with respect to the initiation and patient enrollment of certain additional trials. The extent to which the COVID- 19 pandemic impacts the timing of these additional trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, any restrictions on the ability of hospitals and trial sites to conduct trials that are not designed to address the
COVID-19
pandemic and the perceived effectiveness of actions taken in China and the United States to contain and treat the disease. We will continue to evaluate the impact of the
COVID-19
pandemic to our business.
In addition, there are still uncertainties with regard to the continued development of
COVID-19
and its implications, and we will continue to assess the situation and seek to put in place relevant mitigating measures where necessary. The above analyses are made by our management based on currently available information concerning
COVID-19.
We cannot guarantee that the outbreak of COVID- 19 will not further escalate or have a material adverse effect on our business operations. Please also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Our business, financial condition and results of operations could be adversely affected by the
COVID-19
pandemic.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations— Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.”

Key Components of Results of Operations
Revenues
To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future before the successful commercialization of one or more of our drug candidates.
We generated substantially all of our revenues for the years ended December 31, 2018, 2019 and 2020 from granting licenses to use and otherwise exploit certain of our intellectual properties in connection with our drug assets.
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
Our current research and development activities primarily relate to the clinical development of the following investigational drugs:

•	Felzartamab, a potential highly differentiated CD38 antibody for multiple myeloma and autoimmune diseases, if approved;

•	Eftansomatropin alfa, a potential highly differentiated long-acting growth hormone for growth hormone deficiency, if approved;

•	Efineptakin alfa, the first long-acting recombinant human IL-7 with the potential for cancer treatment-related lymphopenia and cancer immunotherapy, if approved;

•	Lemzoparlimab, a potential highly differentiated CD47 antibody for immuno-oncology, if approved;

•	Uliledlimab, a potential highly differentiated CD73 antibody for cancer treatment, if approved;

•	Plonmarlimab, a GM-CSF monoclonal antibody for rheumatoid arthritis and CRS-related therapies, if approved;

•	Olamkicept, a potential highly differentiated IL-6 blocker for ulcerative colitis and other autoimmune diseases, if approved;

•	Enoblituzumab, a potential highly differentiated humanized B7-H3 antibody for immuno-oncology treatment, if approved;

•	TJ210, a potential highly differentiated antibody targeting myeloid derived suppressor cells in cancers and autoimmune diseases, if approved;

•	TJ-CD4B, a novel, tumor-dependent T-cell engager for gastric and other cancers, if approved; and

•	TJ-L14B, a PD-L1 based tumor-dependent T-cell engager for solid cancers, if approved.
We incurred research and development expenses of RMB426.0 million, RMB840.4 million and RMB984.7 million (US$150.9 million) for the years ended December 31, 2018, 2019 and 2020, respectively, representing 86.5%, 56.2% and 71.0% of our total research and development and administrative expenses for the corresponding periods. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to expand our operations and to advance our pipeline and our drug candidates toward later stages.

Administrative Expenses
Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses for rental expenses for our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2018, 2019 and 2020, our administrative expenses amounted to RMB66.4 million, RMB654.6 million and RMB402.4 million (US$61.7 million), respectively.
Interest Expense
Interest expense consist primarily of interest expenses on our (i) short-term bank borrowings and (ii) convertible promissory notes issued to certain investors.
Interest Income
Interest income consists primarily of interest income derived from our term deposit and restricted cash pledged as collateral for a working capital loan.
Other Income (Expenses), Net
Other income consists primarily of income from the equity transfer of
I-Mab
Hangzhou and other financial assets, fair value change of short-term investments and subsidy income.
Other expenses consist primarily of the net loss resulting from the conversion of a portion of our convertible promissory notes, loss on the termination agreement with Everest and net foreign exchange losses.
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
Hong Kong
I-Mab,
our holding entity, did its business registration in Hong Kong and had a Hong Kong tax file number.
I-Mab
Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, our subsidiary in Hong Kong is subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2018, 2019 and 2020,
I-Mab
Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law,
I-Mab
Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States
I-Mab
Biopharma US Ltd. is incorporated in Maryland and is subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in Maryland at a rate of 8.25%.
I-Mab
Biopharma US Ltd. has no taxable income for all periods presented and therefore no provision for income taxes is required.
China
On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”) (as amended in 2017 and 2018), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises.”
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
We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the future based on the assessment as of December 31, 2020. Therefore, we have provided full valuation allowances for the deferred tax assets as of December 31, 2018, 2019 and 2020.
We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018, 2019 and 2020, we did not have any significant unrecognized uncertain tax positions.
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

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue	53,781	30,000	1,542,668	236,424
Expenses
Research and development expenses (1)	(426,028)	(840,415)	(984,689)	(150,910)
Administrative expenses (1)	(66,391)	(654,553)	(402,409)	(61,672)

Income (loss) from operations	(438,638)	(1,464,968)	155,570	23,842
Interest income	4,597	30,570	24,228	3,713
Interest expense	(11,695)	(2,991)	(957)	(147)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Other income (expenses), net	(16,780)	(20,205)	412,892	63,278
Equity in loss of an affiliate (1)	—	—	(108,587)	(16,642)
Fair value change of warrants	61,405	5,644	—	—

Income (loss) before income tax expense	(401,111)	(1,451,950)	483,146	74,044
Income tax expense	(1,722)	—	(12,231)	(1,874)

Net income (loss) attributable to I-Mab	(402,833)	(1,451,950)	470,915	72,170

Deemed dividend to Series C-1 preferred shareholders extinguishment of Series C-1 Preferred Shares	—	(5,283)	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	(27,768)	—	—

Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	72,170

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	53,689	10,747	(120,920)	(18,531)

Total comprehensive income (loss) attributable to I-Mab	(349,144)	(1,441,203)	349,995	53,639

Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	72,170
Weighted-average number of ordinary shares used in calculating net income (loss) per share
Basic	6,529,092	7,381,230	134,158,824	134,158,824
Diluted	6,529,092	7,381,230	157,231,652	157,231,652
Net loss per share attributable to ordinary shareholders
Basic	(61.70)	(201.19)	3.51	0.54
Diluted	(61.70)	(201.19)	3.00	0.46
Net income (loss) per ADS attributable to ordinary shareholders
—Basic	(141.91)	(462.74)	8.07	1.24
—Diluted	(141.91)	(462.74)	6.90	1.06

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Research and development expenses	1,056	470	284,431	43,591
Administrative expenses	2,464	514,733	209,033	32,036
Equity in loss of an affiliate	—	—	32,707	5,013

Total	3,520	515,203	526,171	80,640

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues generated from licensing and collaboration increased from RMB30.0 million for the year ended December 31, 2019 to RMB1,542.7 million (US$236.4 million) for the year ended December 31, 2020. Our revenues generated for the year ended December 31, 2020 solely consisted of the revenue recognized in connection with the strategic collaboration with AbbVie.

Research and Development Expenses
The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
CRO service fees	521,920	62.1	439,537	67,362	44.6
In-licensed patent right fees	166,844	19.9	28,266	4,332	2.9
Employee benefit expenses	106,313	12.7	460,149	70,521	46.7
Material costs for drug candidates	6,117	0.7	15,610	2,392	1.6
Other expenses	39,221	4.6	41,127	6,303	4.2

Total	840,415	100.0	984,689	150,910	100.0

Our research and development expenses increased by 17.2% from RMB840.4 million for the year ended December 31, 2019 to RMB984.7 million (US$150.9 million) for the year ended December 31, 2020, primarily attributable to (i) an increase in employee benefit expenses of employees involved in research and development from RMB106.3 million for the year ended December 31, 2019 to RMB460.1 million (US$70.5 million) for the year ended December 31, 2020, mainly due to an increase in share-based compensation by RMB284.0 million (US$43.6 million); (ii) partially offset by the decreases in CRO service fees and in-licensed
patent right fees from RMB521.9 million and RMB166.8 million for the year ended December 31, 2019 to RMB439.5 million (US$67.4 million) and RMB28.3 million (US$4.3 million) for the year ended December 31, 2020, respectively. The decrease of CRO service fees was mainly due to the evolution of our outsourcing model in 2020 through hiring more dedicated headcounts on our clinical programs to replace CRO services. The decrease of in-licensed patent right fees was mainly due to that we paid the upfront fee of US$15.0 million to MacroGenics in 2019.
In 2020, 77.6% and 22.4% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2019, 87.3% and 12.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2020, felzartamab and lemzoparlimab represented approximately 36.9% and 13.4% of our external research and development expenses, which primarily included payments to CROs and CMOs. In 2019, felzartamab represented approximately 41.4% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in 2020 and 2019. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.
Administrative Expenses
Our administrative expenses decreased from RMB654.6 million for the year ended December 31, 2019 to RMB402.4 million (US$61.7 million) for the year ended December 31,2020, primarily attributable to the decrease in employee benefit expenses by RMB305.7 million (US$46.9 million) due to decrease of share-based compensation expenses.
Interest Income
We recorded RMB30.6 million of interest income for the year ended December 31, 2019 and RMB24.2 million (US$3.7 million) of interest income for the year ended December 31, 2020. The change was primarily attributable to the interest income derived from bank deposits and an increase in bank balance.

Interest Expense
We recorded RMB3.0 million of interest expense for the year ended December 31, 2019 and RMB1.0 million (US$0.1 million) of interest expense for the year ended December 31, 2020. The change was primarily attributable to the interest expense related to our short-term borrowings, of which RMB80.0 million was borrowed in July 2018 and repaid in June 2019, RMB50.0 million was borrowed in June 2019 and repaid in June 2020, respectively.
Other Income (Expenses), Net
We recorded RMB20.2 million of other income for the year ended December 31, 2019 and RMB412.9 million (US$63.3 million) of other income for the year ended December 31, 2020. The change was primarily attributable to RMB407.6 million gain recognized as a result of transfer of equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong to a group of domestic investors. The equity transfer realized the fair value appreciation in the pipeline assets as well as the employment of a team of designated management and workforce.
Equity in Loss of An Affiliate
We recorded equity in loss of an affiliate of nil for the year ended December 31, 2019 and RMB108.6 million (US$16.6 million) for the year ended December 31, 2020. The change was primarily due to that
I-Mab
Hangzhou became an affiliate of our company since September 15, 2020.
Fair Value Change of Warrants
We recorded a gain from change in the fair value of warrant liability of RMB5.6 million for the year ended December 31, 2019 and nil for the year ended December 31, 2020. The change was primarily attributable to the fact that the holders of Series B Warrants have unconditionally and irrevocably waived and cancelled the Tranche II of Series B Warrants in July 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenues
Our revenues generated from licensing and collaboration decreased by 44.2% from RMB53.8 million for the year ended December 31, 2018 to RMB30.0 million for the year ended December 31, 2019. Our revenues generated for the year ended December 31, 2018 consisted of both HDYM’s milestone payment and ABL Bio’s upfront payment to us pursuant to our out-licensing
arrangements with them, respectively. Our revenues generated for the year ended December 31, 2019 solely consisted of CSPC entity’s upfront and milestone payments to us pursuant to our out-licensing
arrangement with CSPC entity.
Research and Development Expenses
The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	%
	(in thousands, except percentages)
CRO service fees	212,278	49.8	521,920	62.1
In-licensed patent right fees	108,794	25.5	166,844	19.9
Employee benefit expenses	56,630	13.3	106,313	12.7
Material costs for drug candidates	19,652	4.6	6,117	0.7
Other expenses	28,674	6.8	39,221	4.6

Total	426,028	100.0	840,415	100.0

Our research and development expenses increased by 97.3% from RMB426.0 million for the year ended December 31, 2018 to RMB840.4 million for the year ended December 31, 2019, primarily attributable to (i) an increase in the CRO service fees from RMB212.3 million for the year ended December 31, 2018 to RMB521.9 million for the year ended December 31, 2019, as we initiated a few more research and development programs and advanced some of our existing investigational drugs into more advanced clinical development stages; (ii) an increase in in-licensed
patent right fees from RMB108.8 million for the year ended December 31, 2018 to RMB166.8 million for the year ended December 31, 2019, mainly due to upfront fees paid to MacroGenics; and (iii) an increase in employee benefit expenses of employees involved in research and development from RMB56.6 million for the year ended December 31, 2018 to RMB106.3 million for the year ended December 31, 2019, due to an increase in the headcount.
In 2019, 87.3% and 12.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2018, 72.3% and 27.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2019, felzartamab represented approximately 41.4% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. In 2018, efineptakin alfa and felzartamab represented approximately 25.0% and 9.9% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in 2019 and 2018. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.
Administrative Expenses
Our administrative expenses increased from RMB66.4 million for the year ended December 31, 2018 to RMB654.6 million for the year ended December 31, 2019, primarily attributable to (i) RMB365.3 million in connection with stock options granted to a director of our company under the 2018 Plan which were immediately vested, (ii) RMB148.3 million in connection with repurchase of share awards held by a director of our company, (iii) the increase in employee benefit expenses by RMB7.9 million due to headcount increase, and (iv) the increase in third-party professional expenses by RMB41.4 million.
Interest Income
We recorded RMB4.6 million of interest income for the year ended December 31, 2018 and RMB30.6 million of interest income for the year ended December 31, 2019. The change was primarily attributable to the interest income derived from bank deposits.
Interest Expense
We recorded RMB11.7 million of interest expense for the year ended December 31, 2018 and RMB3.0 million of interest expense for the year ended December 31, 2019. The change was primarily attributable to the interest expense related to our convertible promissory notes, which were converted in June and July 2018.
Other Income (Expenses), Net
We recorded RMB16.8 million of other expenses for the year ended December 31, 2018 and RMB20.2 million of other income for the year ended December 31, 2019. The change was primarily attributable to the conversion of our convertible promissory notes and onshore convertible loans and loss on the termination agreement with Everest in 2019.
Fair Value Change of Warrants
We recorded a gain from change in the fair value of warrant liability of RMB61.4 million for the year ended December 31, 2018 and RMB5.6 million for the year ended December 31, 2019. The change was primarily attributable to the change in fair value of warrants due to the increase in the valuation of our company.

Critical Accounting Policies and Significant Judgments and Estimates
Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of wealth management products, warrants and put right liabilities, impairment of accounts receivables, contract assets, other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use
assets and lease liabilities, variable consideration in collaboration revenue arrangements, determination of the standalone selling price of each performance obligation in our revenue arrangements, valuation of share-based compensation arrangements and deferred tax assets valuation allowances. We base the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.
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
Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. The entity performs the following five steps to account for the arrangements that an entity determines are within the scope of ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
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
Collaboration Revenue
At contract inception, we analyze its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine if the collaboration is deemed to be within the scope of ASC 808. For any units of account that are reflective of a vendor-customer relationship those units of account are accounted for within the scope of ASC 606. For any units of account that are not accounted for under ASC 606 and therefore accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.
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
Research and Development Services
The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized as revenue over time as delivery or performance of such services occurs.
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
Royalties
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties or milestone payments based on the level of sales relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Contract Assets and Liabilities
Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts. We do not have impairment losses associated with contracts with customers for the years ended December 31, 2019 and 2020.
Contract liabilities consist of fees invoiced or paid by our customers for which the associated performance obligations have not been satisfied and revenue has not been recognized based on our revenue recognition criteria described above.
Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current in the consolidated balance sheet when we expect to complete the related performance obligations and invoice the customers within one year of the balance sheet date, and as long-term when we expect to complete the related performance obligations and invoice the customers more than one year out from the balance sheet date. Contract liabilities are classified as current in the consolidated balance sheet when the revenue recognition associated with the related customer payments and invoicing is expected to occur within one year of the balance sheet date and as long-term when the revenue recognition associated with the related customer payments and invoicing is expected to occur in more than one year from the balance sheet date.

Research and Development Expenses
Elements of research and development expenses primarily include: (1) payroll and other related expenses of personnel engaged in research and development activities;
(2) in-licensed
patent rights fee of exclusive development rights of drugs granted to us; (3) expenses related to pre-clinical
testing of our technologies under development and clinical trials such as payments to contract research organizations (“CRO”), investigators and clinical trial sites that conduct our clinical studies; (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses; and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.
We have acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial
milestone payments, are immediately expensed as acquired
in-process
research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. The conditions enabling capitalization of development expenses as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.
Long-term Investments
Our long-term investments include equity investments in an affiliate in which we do not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. The investment is accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at fair value. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of the equity investee’s net income or loss after the date of investment. When the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests, applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, for this type of investments, we use the Hypothetical Liquidation at Book Value (“HLBV”) method for allocating earnings or losses of the equity method investee. The HLBV method is considered as a balance sheet approach. Specifically, a calculation is prepared at each balance sheet date to determine the amount that we would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with U.S. GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is our share of the earnings or losses from the equity investment for the period.
As it relates to the share-based compensation awarded by an equity method investee to its own employees, we recognize our proportionate share of the compensation expense over the vesting period, included in the equity in loss of affiliate in the consolidated statements of comprehensive income (loss). As it relates to the share-based compensation awarded by us to the equity method investee employees that are based on our stock, when the other investors do not provide proportionate value to the investee or we do not receive any consideration, we expense the entire cost associated with the award in the same period the costs are recognized by the investee, to the extent that our claim on the investee’s book value has not been increased. The expenses recognized by us is included in the equity in loss of affiliate in the consolidated statements of comprehensive income (loss).
We evaluate the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the year ended December 31, 2020.

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
Deferred share-based compensation was measured for the restricted shares using the estimated fair value of our ordinary shares of US$0.77 at the date of imposition of the restriction in October 2016, and was amortized to the consolidated statements of comprehensive loss by using graded vesting method over the vesting term of 3 years. The following table summarizes our Founders’ restricted shares activities for the years ended December 31, 2018, 2019 and 2020:

	Numbers of Shares	Weighted- Average Grant Date Fair Value
Outstanding at December 31, 2018	1,179,633	0.77
Vested	(1,179,633)
Outstanding at December 31, 2019	—	—
Vested	—
Outstanding at December 31, 2020	—	—

No share-based compensation expense was recognized in the year ended December 31, 2020.
Shared-based compensation expenses relating to restricted shares were included in:

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Research and development expenses	1,056	470	—	—
Administrative expenses	2,464	1,096	—	—

	3,520	1,566	—	—

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
On December 25, 2019, the 2017 Plan was approved by our shareholders and board of directors, pursuant to which, in connection with our initial public offering, the maximum aggregate number of shares that may be granted pursuant to all awards under the 2017 Plan shall be adjusted in accordance with a formula pre-approved
by the shareholders. In connection with above amendments to the 2017 Plan, each of our founders, namely, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, is willing to irrevocably surrender by him or her, for no consideration, of a portion of the unvested options granted to him or her, which, if vested, would entitle him or her to acquire up to 130,000 ordinary shares of our company, par value US$0.0001 per share, at an exercise price of US$1.0, respectively, under the 2017 Plan (in respect of each individual, the “Founder’s Surrendered Options”). On December 25, 2019, our board of directors approved that our company accepts all Founder’s Surrendered Options from each of the founders, namely, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, for no consideration, with effect immediately prior to the completion of the initial public offering and such surrendered options be cancelled with effect immediately prior to the completion of the initial public offering.
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
We granted 1,470,000, 640,000 and nil stock options to employees, all with an exercise price of US$1, for the years ended December 31, 2018, 2019 and 2020, respectively. No options were exercisable as of December 31, 2018 and 2019 and 6,790,924 stock options were exercisable as of December 31, 2020.
The following table sets forth the stock options activities for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$’000
Outstanding as of December 31, 2018	13,005,596	0.95	8.61	70,129
Granted	640,000	1.00	—	—
Forfeited	(397,500)	1.00	—	—
Repurchased	(3,435,215)	1.00	—	—
Outstanding as of December 31, 2019	9,812,881	0.93	7.76	47,671
Forfeited	(338,876)	1.00	—	—
Exercised	(1,439,373)	0.72	—	—
Surrendered	(332,566)	1.00	—	—
Outstanding as of December 31, 2020	7,702,066	0.97	6.75	150,415
Exercisable as of December 31, 2020	6,790,924	0.97	6.75	132,650

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year Ended December 31,
	2018	2019
Expected volatility	61.32%-62.13%	54.64%
Risk-free interest rate (per annum)	2.81%-3.06%	2.15%
Exercise multiple	2.80	2.80
Expected dividend yield	—	—
Contractual term (in years)	10	10
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
There were no stock options granted to employees under the 2017 Plan for the year ended December 31, 2020. On January 17, 2020, we completed our initial public offering. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. We have begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the year ended December 31, 2020 and recognized RMB52,802 thousand, RMB69,213 thousand and RMB4,277 thousand share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, relating to options vested cumulatively. According to the amendments to the 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under the 2017 Plan was changed to 9,609,084. Each of our founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under the 2017 Plan before, totaling 332,566 unvested options, for no consideration, and these stock options were cancelled immediately.
Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”)
On February 22, 2019, our company adopted the 2018 Plan, which was subsequently amended and restated on July 22, 2019. Under the amended and restated the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 14,005,745, and if we successfully list on an internationally recognized securities exchange for a qualified public offering by December 31, 2019, the maximum aggregate number of ordinary shares which may be issued shall be 15,452,620.

On December 25, 2019, the 2018 Plan was approved by the shareholders and board of directors of our company, pursuant to which, in connection with offering, the maximum aggregate number of shares that may be granted pursuant to all awards under the 2018 Plan may be adjusted in accordance with a formula pre-approved
by our shareholders. In connection with above amendments to the 2018 Plan, the director of our company, Dr. Jingwu Zhang Zang is willing to irrevocably surrender by him, for no consideration, of the right to acquire a certain amount of ordinary shares of our company, par value US$0.0001 per share, at an exercise price of US$1.0 pursuant to the options granted to him under the 2018 Plan (the “Dr. Zang’s Surrendered Options”). On December 25, 2019, the board of directors of our company approved that our company accepts the irrevocable surrender of Dr. Zang’s Surrendered Options for no consideration, with effect immediately prior to the completion of the initial public offering and such surrendered options be cancelled with effect immediately prior to the completion of the initial public offering. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans—Second Amended and Restated 2018 Employee Stock Option Plan.”
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
Pursuant to the board of director’s approval of the 2018 Plan on February 22, 2019, the 10,893,028 stock options granted to a director of our company under the 2018 Plan were fully vested and exercisable upon the adoption of 2018 Plan. Out of these 10,893,028 stock options, 454,940 stock options were repurchased by our company (see Note 16(d) to our consolidated financial statements for further details).
The amount of share-based compensation expense in relation to the aforementioned grant of stock options to a director of our company (except for those repurchased by our company as described in Note 16(d) to our consolidated financial statements) recognized in the year ended December 31, 2019 was RMB365,329 thousand, which were allocated to our administrative expenses.
The following table sets forth the stock options activities under the 2018 Plan for the periods presented:

	Number Of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	13,536,588	1.00	8.86	64,840
Surrendered	(2,544,917)	1.00	—	—
Exercised	(402,000)	1.00	—	—
Outstanding as of December 31, 2020	10,589,671	1.00	8.15	206,499
Exercisable as of December 31, 2020	9,764,670	1.00	8.15	190,411
Stock options granted to certain directors and employees of our company were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

For the Year Ended December 31,
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
On January 17, 2020, our Company completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. We have begun recognizing share-based compensation expenses for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the year ended December 31, 2020 and recognized RMB48,055 thousand, RMB65,656 thousand and RMB226 thousand share-based compensation expense in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, relating to options vested cumulatively. According to the amendments to the 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under the 2018 Plan was changed to 11,005,888. Dr. Jingwu Zhang Zang, chairman of our Company, surrendered 2,544,917 unvested options that were granted to him under the 2018 Plan, for no consideration, and these stock options were cancelled immediately.
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
Additionally, on the same day, our company repurchased such 3,435,215 stock options under the amendment and restated 2017 equity incentive plan that was held by a director of our company along with 454,940 of his stock options under the 2018 equity incentive plan for which the share awards also became fully vested and exercisable, at a total consideration of US$21,902 thousand (equivalent to approximately RMB148,308 thousand) at an average share price of US$5.63 per share.
For the year ended December 31, 2019, our company recorded the total payment of US$21,902 thousand (equivalent to approximately RMB148,308 thousand) as share-based compensation costs (included in administrative expenses) in the condensed consolidated statement of comprehensive loss. There was no impact to the overall stockholder’s equity balance as the amended shares vested immediately and were repurchased.
2019 Share Incentive Plan (the “2019 Plan”)
On October 29, 2019, we adopted the 2019 Plan. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be 100,000. The options shall vest when our Company completes a listing and the employee renders service to our Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Stock options granted to 3 independent directors under the 2019 Plan will be generally exercisable under the following terms: (a) a cliff vesting of 1/3 of the option on the first anniversary of the vesting commencement date (January 17, 2020); (b) a cliff vesting of 1/3 of the option on the second anniversary of the vesting commencement date (January 17, 2020); (c) a vesting of the remaining 1/3 of the option on the third anniversary of the vesting commencement date (January 7, 2020). In the last year of the grantee’s service, the options shall vest on a prorated basis to reflect the portion of the year during which the grantee provided services to our Company.

For the year ended December 31, 2020, our Company granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09) and recognized RMB1,171 thousand share-based compensation expenses relating to the options vested. No options were exercisable as of December 31, 2020.
The following table sets forth the stock option activities of the 2019 Plan for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	72,000	6.09	—	—
Outstanding as of December 31, 2020	72,000	6.09	9.33	1,038
Exercisable as of December 31, 2020	—	—	—	—

Stock options granted to certain directors and employees of our company were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

For the Year Ended December 31,
2020
Expected volatility	54.88%
Risk-free interest rate (per annum)	0.79%
Exercise multiple	2.80
Expected dividend yield	—
Contractual term (in years)	10
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
2020 Share Incentive Plan (the “2020 Plan”)
In July 2020, we adopted the 2020 Plan. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall be 10,760,513, provided that the maximum number of shares may be issued pursuant to awards in the form of restricted share units under this plan shall not exceed 7,686,081 ordinary shares.
Stock options granted to employees under the 2020 Plan are graded vesting in four years with 25% vesting each year. For the year ended December 31, 2020, we granted 1,068,733 stock options to its employees and recognized RMB4,357 RMB10,435 and RMB1,619 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, in the consolidated statement of comprehensive income. No option became exercisable as of December 31, 2020.

The following table sets forth the stock options activities of 2020 Plan for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,068,733	5.91	—	—
Forfeited	(24,365)	5.91	—	—

Outstanding as of December 31, 2020	1,044,368	5.91	9.62	15,237

Exercisable as of December 31, 2020	—	—	—	—

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

For the Year Ended December 31,
2020
Expected volatility	56.51%
Risk-free interest rate (per annum)	0.86%
Exercise multiple	2.20-2.80
Expected dividend yield	—
Contractual term (in years)	10
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
Restricted share units granted to employees under the 2020 Plan will be exercisable under the following items:
(a) 1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.
(b) 1/3 of the awarded restricted share units shall vest based on our weighted average market value during the last 30 days prior to the initial vesting date, the terms and conditions of which are set forth in the executed award agreements. In the event that dilution of additional share issuance occurs, the market value targets herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of Standard & Poor’s 500 index falls by more than 20% from the date of grant, it shall be deemed as a decline of the market, and the board of us or a committee that board delegated its powers or authority to shall adjust the vesting schedule as appropriate.
(c) 1/3 of the awarded restricted share units shall vest based on certain performance conditions:(i) a vesting of 20% of the performance conditions based restricted share units if one of the performance conditions has been met at the initial vesting date;(ii) a vesting of 40% of the performance conditions based restricted share units if two of the performance conditions have been met at the initial vesting date;(iii) a vesting of 60% of the performance conditions based restricted share units if three of the performance conditions have been met at the initial vesting date;(iv) a vesting of 80% of the performance conditions based restricted share units if four of the performance conditions have been met at the initial vesting date; (v) a vesting of all of the performance conditions based restricted share units if five of the performance conditions or more have been met at the initial vesting date. As of December 31, 2020, it is probable that the 1/3 of the awarded restricted share units are fully vested because it is probable that at least five of the performance conditions will be met at the initial vesting date.

Notwithstanding the foregoing, if our company’s weighted average market value during the last 30 days prior to the initial vesting date reaches US$2 billion or above, and to the extent such restricted share units have been granted and outstanding, any such restricted share unit (except for those are based on time attribution) shall vest in full with immediate effect, inure to the benefit of the related grantees.
For the year ended December 31, 2020, we granted 4,093,079 restricted share units to employees and recognized RMB76,663 RMB71,945 and RMB7,500 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, in the consolidated statement of comprehensive income. No restricted share units became exercisable as of December 31, 2020.
The following table sets forth the restricted share units activities of 2020 Plan for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	4,093,079	—	—	—
Forfeited	(13,461)	—	—	—

Outstanding as of December 31, 2020	4,079,618	—	9.70	83,632

Exercisable as of December 31, 2020	—	—	—	—

Apart from the aforementioned restricted share units, up to 1,446,875 shares can be issued in the form of restricted share unit to eligible grantees that the board of our company or a committee that board delegated its powers or authority determined appropriate with immediate effect of being fully vested, which are defined as special awards and are subject to terms and conditions under 2018 Plan.
For the year ended December 31, 2020, we granted 1,328,120 such restricted share units to employees and recognized RMB25,985 RMB67,182 and RMB19,085 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, in the consolidated statement of comprehensive income (loss). As of December 31, 2020, 565,200 restricted share units were vested, among which 558,200 restricted share units were vested but not issued as ordinary shares as the employees will not be entitled to the rights of ordinary shares from our company until they have the consideration for the transaction settled.
The following table sets forth the restricted share units subject to terms and conditions under 2018 Plan for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,328,120	1.00	—	—
vested	(565,200)	1.00	—	—

Outstanding as of December 31, 2020	762,920	1.00	9.65	14,877

Exercisable as of December 31, 2020	—	—	—	—

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

Establishment of Biomaster Trust
Biomaster Trust was established under the trust deed, dated October 23, 2019, between us and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. Through the Biomaster Trust, our company’s ordinary shares and other rights and interests under awards granted pursuant to the 2017 Plan and the 2018 Plan may be provided to certain recipients of equity awards. Upon satisfaction of the vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee of Biomaster Trust. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by our company. Our company has the power to direct the relevant activities of Biomaster Trust and has the ability to use its power over Biomaster Trust to affect its exposure to returns. Therefore, the assets and liabilities of Biomaster Trust are included in our consolidated balance sheets.
Surrender of stock options
On January 17, 2020, our Company completed its IPO. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of our founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totally 332,566 unvested options, for no consideration, and these stock options were cancelled immediately. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to 11,005,888. Dr. Jingwu Zhang Zang, chairman of our Company, surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately. Upon the completion of our initial public offering in January 2020, we recorded RMB91,051 thousand share-based compensation expense related to these surrendered options.
The stock options surrendered by the founders should be accounted for as capital contribution. As the founders did not get the title of the options to be surrendered and the number of share options would not be determined until listing, the capital contribution was not accounted for during the year ended December 31, 2019. For the year ended December 31, 2020, our Company has reclassified RMB91,051 thousand from additional paid-in
capital—share-based compensation to additional
paid-in
capital—capital contribution relating to the options surrendered in the condensed consolidated statement of comprehensive income.
Fair Value of Ordinary Shares
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
transactions.
Our board of directors determined the fair value of our share options, the restricted shares and the restricted share units as of the dates of grant, taking into consideration the various objective and subjective factors described above, including the conclusion of valuation of our ordinary shares as of dates close to the grant dates of our share options and the restricted shares. We computed the per share estimated fair value for share options based on the binomial option pricing model and the per share estimated fair value for restricted shares based on per share estimated fair value of ordinary shares as of the date of grant.
Once public trading market of the ADSs has been established in connection with the completion of our initial public offering, it is no longer necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted share options and restricted shares.
Fair Value Measurements
Our financial assets and liabilities primarily comprise of cash and cash equivalents, restricted cash, short-term investments, other financial assets, accounts receivables, contract assets, other receivables, short-term borrowings, accruals and other payables, warrant liabilities and put right liabilities. As of December 31, 2018, 2019 and 2020, except for short-term investments, other financial assets, warrants liabilities and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. We report short-term investments, other financial assets, warrant liabilities and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive income (loss).
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
We measured our short-term investments, other financial assets, warrant liabilities and put right liabilities at fair value on a recurring basis. As our short-term investments, other financial assets, warrant liabilities and put right liabilities are not traded in an active market with readily observable prices, we use significant unobservable inputs to measure the fair value of short-term investments, other financial assets, warrant liabilities and put right liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Principal Accounting Policies—2.27 Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
We have incurred net losses and negative cash flows from our operations for the years ended December 31, 2018 and 2019. We generated net income and positive cash flow from our operations for the year ended December 31, 2020, which was primarily attributable to the collection of the upfront payment from AbbVie. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB402.8 million and RMB1,452.0 million for the years ended December 31, 2018 and 2019, respectively, and net income of RMB470.9 million (US$72.2 million) for the year ended December 31, 2020. Our primary use of cash is to fund our research and development activities. We used RMB280.7 million and RMB868.0 million in cash for our operating activities for the years ended December 31, 2018 and 2019, respectively, and generated RMB433.6 million (US$66.4 million) in cash from our operating activities for the year ended December 31, 2020. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. As of December 31, 2020, we had cash, cash equivalents and restricted cash of RMB4,790.3 million (US$734.1 million). Our cash, cash equivalents and restricted cash consist primarily of cash in bank and on hand. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the institutional investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS, representing a 2.9% premium to the
30-day
volume weighted average price; and (ii) warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, representing a 40.3% premium to the
30-day
volume weighted average price, which may further increase the proceeds of approximately US$104.5 million if the warrants are fully exercised. The warrants will remain exercisable at the election of the institutional investors within 12 months after the closing of the private placement.
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in) generated from operating activities	(280,705)	(867,982)	433,558	66,446
Net cash generated from (used in) investing activities	9,500	212,462	(201,901)	(30,943)
Net cash generated from financing activities	1,479,669	152,709	3,440,481	527,277
Effect of exchange rate changes on cash and cash equivalents and restricted cash	59,754	15,163	(106,643)	(16,344)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,268,218	(487,648)	3,565,495	546,436
Cash, cash equivalents and restricted cash, beginning of the year	412,713	1,680,931	1,193,283	182,879

Cash, cash equivalents and restricted cash, end of the year	1,680,931	1,193,283	4,758,778	729,315

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
As of December 31, 2020, 9.5% of our cash and cash equivalents were denominated in RMB and held in China. We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business”. In addition, the
COVID-19
pandemic may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business and results of operations could be adversely affected by public health crisis (including the
COVID-19
global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”
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
Operating Activities
Net cash generated from operating activities for the year ended December 31, 2020 was RMB433.6 million (US$66.4 million). Our net income was RMB470.9 million (US$72.2 million) for the same period. The difference between our net income and our net cash generated from operating activities was primarily attributable to certain non-cash
expenses, including share-based compensation of RMB493.5 million (US$75.6 million), equity in loss of an affiliate of RMB108.6 million (US$16.6 million), non-cash
gains on deconsolidation of a subsidiary of RMB407.6 million (US$62.5 million) and changes in certain working capital items, including an increase in the accounts receivable of RMB130.5 million (US$20.0 million), an increase in the contract assets of RMB227.4 million (US$34.8 million), an increase in the prepayments and other receivables of RMB58.7 million (US$9.0 million), partially offset by an increase in the accruals and other payables of RMB173.7 million (US$26.6 million). The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan, 2019 Plan and 2020 Plan.

Net cash used in operating activities for the year ended December 31, 2019 was RMB868.0 million. Our net loss was RMB1,452.0 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash
expenses, including share-based compensation of RMB366.9 million and loss on the termination agreement with Everest of RMB23.0 million, and changes in certain working capital items, including an increase in the research and development funding of RMB53.1 million, an increase in the accruals and other payables of RMB188.4 million, partially offset by an decrease in advance from customers of RMB14.2 million and an decrease in repayments and other receivables of RMB48.8 million. The change in share-based compensation was attributable to the grant of stock options to a director of our company under the 2018 Plan.
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
Investing Activities
Net cash used in investing activities for the year ended December 31, 2020 was RMB201.9 million (US$30.9 million). The net cash increase was primarily attributable to RMB2,503.7 million (US$381.9 million) of the cash received from proceeds from disposal of short-term investments, partially offset by RMB2,492.0 million (US$383.7 million) of purchase of short-term investments, and cash disposed of resulting from deconsolidation of a subsidiary,
I-Mab
Hangzhou of RMB257.7 million (US$39.5 million).
Net cash generated from investing activities for the year ended December 31, 2019 was RMB212.5 million. The net cash increase was primarily attributable to RMB256.0 million of the cash received from disposal of other financial assets and RMB134.0 million of purchase of short-term investments, partially offset by RMB102.0 million of proceeds from disposal of short-term investments.
Net cash generated from investing activities for the year ended December 31, 2018 was RMB9.5 million. The net cash increase was primarily attributable to RMB40.0 million of the cash received from disposal of other financial assets, partially offset by RMB30.0 million of the cash used in other financial assets.
Financing Activities
Net cash generated from financing activities for the year ended December 31, 2020 was RMB3,440.5 million (US$527.3 million), primarily attributable to the proceeds from the initial public offering of our company, net of payment of offering issuance cost of RMB698.7 million (US$107.1 million), the proceeds from private placement, net of payment of issuance cost of RMB2,782.5 million (US$426.4 million), partially offset by the repayment of bank borrowings of RMB50.0 million (US$7.7 million).
Net cash generated from financing activities for the year ended December 31, 2019 was RMB152.7 million, primarily attributable to the proceeds from issuance of convertible preferred shares, net of issuance cost of RMB183.5 million and the repayment of bank borrowings of RMB80.0 million, partially offset by the proceeds of bank borrowings of RMB50.0 million.
Net cash generated from financing activities in the year ended December 31, 2018 was RMB1,479.7 million, primarily attributable to (i) proceeds from issuance of RMB1,306.6 million convertible preferred shares and (ii) receipt of RMB132.3 million resulting from the exercise of warrants by investors.

Capital Expenditures
Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB14.4 million, RMB12.2 million and RMB8.0 million (US$1.2 million) in the years ended December 31, 2018, 2019 and 2020, respectively.
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
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “—R&D Governance.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease commitments	14,901	2,283	8,901	1,364	6,000	919	—	—	—	—

Our operating lease commitments relate to leases for our office premises pursuant to non-cancellable
operating lease agreements. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements” on page 1 of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

DIRECTORS AND EXECUTIVE OFFICERS	AGE	POSITION/TITLE
Jingwu Zhang Zang, M.D., Ph.D.	65	Founder and Chairman
Joan Huaqiong Shen, M.D., Ph.D.	59	Director and Chief Executive Officer
Zheru Zhang, Ph.D.	58	Director and President
Jielun Zhu	45	Director and Chief Financial Officer
Wei Fu	39	Director
Mengjiao Jiang	40	Director
Jie Yu	46	Director
Bing Yuan	52	Director
Chun Kwok Alan Au	48	Independent Director
Conor Chia-hung Yang	58	Independent Director
Pamela M. Klein	59	Independent Director
Weimin Tang, Ph.D.	55	Executive Vice President of Global Business Development
Yunhan Lin, Ph.D.	43	Vice President of Corporate Development
Neil Warma	58	General Manager of I-Mab US
Ivan Yifei Zhu	52	Chief Commercial Officer
Gigi Qi Feng	39	Chief Communications Officer
Richard Cheng Li	37	Chief Legal Officer
Jingwu Zhang Zang
, M.D., Ph.D., is our founder and chairman. Our board of directors appointed Dr. Zang as the chairman of the board in March 2021. Prior to this appointment, Dr. Zang served as our director and honorary chairman from October 2019 to March 2021, and chief executive officer from our inception to October 2019. Prior to founding our company, Dr. Zang served as the chief scientific officer and president of Simcere Pharmaceutical Group and Bioscikin Co., Ltd. from September 2013 to April 2016. Dr. Zang held senior management positions at GlaxoSmithKline (GSK), as the global senior vice president and head of GSK’s Research and Development in China from April 2007 to June 2013. The academic career of Dr. Zang started in Dr. Willems Institute and University of Limburg in Belgium. Dr. Zang became a professor at Baylor College of Medicine in Houston and later joined the Chinese Academy of Sciences as the founding director of the Institute of Health Sciences and as a co-director
of Institute Pasteur Shanghai, an independent
non-profit
life science institute to address public health problems in China, where he served as its director from October 2004 to September 2006. Dr. Zang also served as a director of Shanghai Institute of Immunology from June 2002 to April 2007. Dr. Zang received his M.D. from Shanghai Second Medical University (now part of Shanghai Jiaotong University) in 1984, and his Ph.D. in neuroimmunology from the University of Brussels in 1990. Dr. Zang conducted his post-doctoral work at Harvard Medical School in 1992, and obtained his U.S. medical license from the Texas Medical Board through a clinical residency at Baylor College of Medicine in Houston.

Joan Huaqiong Shen
, M.D., Ph.D., has served as our head of discovery and clinical development since September 2017, as our director since July 2019 and as our chief executive officer since October 2019. Prior to joining our company, Dr. Shen served as the vice president and development head of Janssen Pharmaceutical Companies of Johnson & Johnson from September 2015 to September 2017. Dr. Shen was the chief medical officer and vice president in Jiangsu Hengrui Medicine, Co., Ltd. (SHA: 600276) from May 2013 to August 2015. Dr. Shen served as the head of the China clinical department and a senior director at Pfizer (China) Research and Development Co., Ltd. from August 2011 to May 2013. Prior to that, Dr. Shen worked as a senior medical director at Pfizer Inc. (NYSE: PFE) from November 2009 to August 2011. From August 2005 to November 2009, Dr. Shen was the medical director at Wyeth Research, a leading pharmaceutical company. Dr. Shen worked as a clinical research physician at Eli Lilly and Company (NYSE: LLY) from September 2003 to August 2005. Dr. Shen served as an adjunctive assistant professor in the department of psychiatry of the Indiana University School of Medicine from October 2003 to October 2005. She has also been a guest professor of Beijing University Clinical Research Institute since March 2018. Dr. Shen completed three fellowships in the Indiana University School of Medicine, one in endocrinology from August 1996 to July 1998, one in psychopharmacology and one in clinical pharmacology, both from January 2002 to September 2003. Dr. Shen obtained her U.S. medical license from the Indiana University School of Medicine through a clinical residency. Dr. Shen received her M.D. from Southeast University Medical College in 1983, master’s degree in anatomy from West China University of Medical Sciences, currently Sichuan University School of Medicine in 1989, and her Ph.D. in anatomy/neuroscience from the Indiana University School of Medicine in 1996.
Zheru Zhang
, Ph.D., has served as our director and president since September 2017. Prior to joining our company, Dr. Zhang served as the president at Tasgen
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

Dr.
 Pamela
 M. Klein
has served as our director since January 2020. Dr. Klein currently serves a director of Spring Bank Pharmaceuticals, Inc. (Nasdaq: SBPH) since July 2019, a director of argenx SE (Nasdaq: ARGX) since April 2016 and a director of Patrys Limited (ASX: PAB) since October 2019. In addition, Dr. Klein has served as the president at PMK BioResearch since 2008, offering consultancy in Oncology Drug Development to Biotech, Pharma and the Investment Community. Dr. Klein has also served as the consulting chief medical officer at Olema Oncology since 2018. Previously, Dr. Klein served as Chief Medical Officer for successful biotech start-ups
and prior to that, Vice President, Genentech, Development. Dr. Klein received her bachelor’s degree in cell and molecular biology from California State University in 1985 and an M.D. from Stritch School of Medicine, Loyola University Chicago in 1992 followed by an internal medicine residency at Cedars Sinai, Los Angeles. Dr. Klein spent seven years at the National Cancer Institute of the NIH in Bethesda, Maryland in medical oncology.
Weimin Tang
, Ph.D., has served as our executive vice president of global business development since April 2018. Prior to joining our company, Dr. Tang served as an executive director and a business director at Hengrui Therapeutics, Inc. from July 2015 to April 2018. Dr. Tang served as the vice president and a business director at Crown Bioscience Inc., a pre-clinical
contract research organization, from July 2011 to July 2015. Prior to that, Dr. Tang served as the vice president and a business director at ShanghaiBio Corporation Shanghai Biotechnology Cooperation, a biotech company based in Shanghai, from October 2010 to July 2011. Dr. Tang received his bachelor’s degree in plant pathology from Zhejiang University in 1986, master’s degree in microbiology from Chinese Academy of Sciences in 1989, and Ph.D. in biochemistry from Rutgers University, New Jersey in 1997.
Yunhan Lin
, Ph.D., has served as our vice president of corporate development since September 2017. Prior to joining our company, Dr. Lin served as the head of business development at Mycenax Biotech Inc., a Taiwan-based public pharmaceutical company, from January 2016 to September 2017. Prior to that, Dr. Lin served as the head of business development at SynCore Biotechnology Co., Ltd, a Taiwan-based public biopharmaceutical company, from February 2012 to December 2015. Dr. Lin worked as a science project deputy manager at Sinphar Pharmaceutical Co, Ltd., a Taiwan-based pharmaceutical company, from September 2001 to January 2012. Dr. Lin received his bachelor’s degree in applied chemistry from Providence University, Taiwan in 2000, master’s degree in chemistry from Fu Jen Catholic University, Taiwan in 2003, and Ph.D. in chemistry from Tamkang University, Taiwan in 2008.
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
Ivan Yifei Zhu
has served as our chief commercial officer since August 2020. Mr. Zhu has more than 20 years of successful commercialization experience at global and domestic pharma and biotech companies. Prior to joining us, Mr. Zhu served as vice president and general manager of the sales division of Qilu Pharmaceutical Group where he managed the company’s sales and marketing team. From April 2018 to March 2019, Mr. Zhu served as the chief commercial officer of BeiGene (HKEX: 6160) where he played an instrumental role in the expansion of BeiGene’s commercialization team and the implementation of its commercialization strategies. Mr. Zhu also worked for Xi’an Janssen for more than 20 years where he held various senior management positions. During this period, he built and managed numerous business units, covering a wide range of therapeutic areas including oncology, immunotherapy, skin diseases, infectious diseases and the central nervous system. Mr. Zhu received his bachelor’s degree in medicine from Zhejiang University in 1992.

Gigi Qi Feng
has served as our chief communications officer since October 2020 and served as our vice president and global head of corporate communications from April 2020 to October 2020. Prior to joining us, Ms. Feng served as Amgen’s Japan Asia Pacific regional head of corporate affairs from March 2018 to March 2020, where she led communications efforts including executive communications, media relations, employee engagement and philanthropy to build the Amgen brand across 14 markets in the Asia Pacific region. Prior to joining Amgen, Ms. Feng held progressive China, Asia Pacific and global communications leadership roles at Sanofi from November 2013 to March 2018, positioning the company as a scientific partner of choice. Prior to that, Ms. Feng led the strategic communications group at an international public affairs consultancy from December 2009 to November 2013 with a focus on the healthcare industry. She also worked at the U.S. Consulate General in Shanghai from 2005 to 2009, where she managed consulate-wide communications and large-scale events. Ms. Feng received her bachelor’s degree in Government and Asian studies from Cornell University in 2003 and completed an EMBA program in business strategy from Harvard Business School in 2015.
Richard Cheng Li
has served as our chief legal officer since March 2021. From December 2013 to May 2018 and from April 2020 to March 2021, Mr. Li worked at the Shanghai office of Covington & Burling LLP, a U.S. law firm, with his last position being an of counsel, leading the firm’s China life sciences transaction practice. From May 2018 to March 2020, Mr. Li served as the legal director of 6 Dimensions Capital, a life sciences venture capital firm, in charge of all the legal matters relating to 6 Dimensions’ global investments. From August 2008 to June 2012 and from September 2013 to December 2013, Mr. Li worked in the corporate practice group in the Shanghai office of Hogan Lovells International LLP, an international law firm. Mr. Li received his bachelor’s degree in law in 2006 and master’s degree in international law in 2008 from Sun
Yat-sen
University, and his LL.M. degree from Columbia Law School in 2013. Mr. Li has been admitted to the New York State bar and passed the PRC bar exam.
Our Scientific Advisory Board
The members of our scientific advisory board provide scientific, portfolio and project strategy advice to us, including the evaluation of research and development strategies. The members of our scientific advisory board receive cash compensation for their services.
Howard Weiner
, M.D., has served on our scientific advisory board since July 2019. Dr. Weiner is the Robert L. Kroc Professor of Neurology at the Harvard Medical School, Director of the Partners Multiple Sclerosis (“MS”) Center and
Co-Director
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
Eric K. Rowinsky
, M.D., has served on our scientific advisory board since June 2019. Dr. Rowinsky is an independent consultant and/or board member of various public and private companies and not-for-profit
efforts. Since 2017, Dr. Rowinsky has served as an advisor to
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

Patricia LoRusso
, D.O., M.A., Ph.D., has served on our scientific advisory board since July 2019. Dr. LoRusso is currently a professor of medicine and a clinical scholar in medical oncology and Associate Director of Innovative Medicine at Yale Cancer Center in New Haven, Connecticut, USA, where she is also Director of Early Therapeutics Disease-Aligned Team. Dr. LoRusso’s expertise is in testing new treatments on patient volunteers with advanced-stage cancer. She heads the early clinical trials program at Yale Cancer Center. She has served as the co-leader
of the Stand Up To Cancer/Melanoma Research Alliance–funded Melanoma Dream Team, a Komen Promise grant co-Principal
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
Yi-Long
Wu
, M.D., FACS, has served on our scientific advisory board since August 2019.
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
of more than 120 international or national multicenter clinical trials. He has contributed 20 books on cancer and has published more than 300 articles in peer-reviewed journals including
J Clin Oncol, Lancet Oncol, New Engl J Med, Cancer Cell and J Thorac Oncol
. He also serves on the editorial boards of
Cancer Letters, Annals of Surgical Oncology, Lung Cancer Management, International Journal of Biological Marker and General Thoracic and Cardiovascular Surgery
. He is
Editor-in-Chief
of
Journal of Evidence-based Medicine, Journal of Thoracic Oncology (Chinese Edition), and The Oncologist (Chinese Edition)
etc.
Timothy Yap
, M.D., Ph.D., has served on our scientific advisory board since August 2019. Dr. Yap is a medical oncologist and physician-scientist based at the University of Texas MD Anderson Cancer Center. He is an Associate Professor in the Department for Investigational Cancer Therapeutics (Phase I Program), and the Department of Thoracic/Head and Neck Medical Oncology. Dr. Yap is the Medical Director of the Institute for Applied Cancer Science, a drug discovery biopharmaceutical unit where drug discovery and clinical translation are seamlessly integrated. He is also the Associate Director of Translational Research in the Institute for Personalized Cancer Therapy, which is an integrated research and clinical trials program aimed at implementing personalized cancer therapy and improving patient outcomes. Prior to his current position, Dr. Yap was a Consultant Medical Oncologist at The Royal Marsden Hospital in London, UK and National Institute for Health Research BRC Clinician Scientist at The Institute of Cancer Research, London, UK. Dr. Yap gained his BSc degree with First Class Honors in Immunology and Infectious Diseases at Imperial College London, UK, and was awarded the Huggett Memorial Prize. His BSc laboratory research involved an immunogenetics study under the supervision of Professor Charles Bangham. He subsequently went on to attain his Medical degree from Imperial College London, UK, before completing general medical training in Oxford. Dr. Yap’s main research focuses on the first-in-human
and combinatorial development of molecularly targeted agents and immunotherapies, and their acceleration through clinical studies using novel predictive and pharmacodynamic biomarkers. Dr. Yap leads immuno-oncology clinical and associated translational studies, including novel agents targeting
PD-1/PD-L1,
ICOS, IDO, LAG3, TIM3, STING, TGFbeta, adenosine A2A receptor and fucosylation. He was previously the UK Chief Investigator for the CheckMate 331 Phase III trial in relapsed small cell lung cancer and the
KEYNOTE-158
Phase II biomarker study in advanced solid tumors and multiple novel immunotherapy combination phase I trials.

Roy S. Herbst, MD, PhD
, has served on our scientific advisory board since July 2019. Dr. Roy S. Herbst is an Ensign Professor of Medicine (Medical Oncology) and Professor of Pharmacology, the Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital, and an Associate Cancer Center Director for Translational Research, Yale Cancer Center in New Haven, CT. Dr. Herbst is nationally recognized for his leadership and expertise in lung cancer treatment and research. He is best known for his work in developmental therapeutics and the personalized therapy of non-small
cell lung cancer, in particular the process of linking genetic abnormalities of cancer cells to novel therapies. Prior to his appointment at Yale, Dr. Herbst was the Barnhart Distinguished Professor and Chief of the Section of Thoracic Medical Oncology in the Department of Thoracic/Head and Neck Medical Oncology, at The University of Texas M.D. Anderson Cancer Center
(UT-MDACC)
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
Chen Dong, Ph.D.
, has served on our scientific advisory board since September 2020. Dr. Dong is a professor and the director of the Institute for Immunology at Tsinghua University. Prior to joining Tsinghua University in 2013, Dr. Dong served as a professor of immunology and the director of the Center for inflammation and Cancer at the University of Texas MD Anderson Cancer Center from 2004 to 2013. Dr. Dong’s research focuses on understanding the molecular mechanisms whereby immune and inflammatory responses are normally regulated, and applying this knowledge to the understanding and treatment of autoimmunity and allergy disorders as well as cancer. The work from Dr. Dong’s group has led to the discoveries of Th17 and T follicular helper (Tfh) cell subsets in the immune system and elucidation of their biological and pathological functions. Dr. Dong has over 200 publications and was rated highly cited researcher for six years from 2014 to 2019. The honors he has received include the 2009 American Association of
Immunologists-BD
Bioscience Investigator Award and 2019 International Cytokine and Interferon Society Biolegend-William E. Paul Award. He is a fellow of the American Association for the advancement of Science and a member of the Chinese Academy of Sciences. Dr. Dong is currently an Editor for Immunity,
Editor-in-chief
for Frontiers in Immunology- T Cell Biology and Associate Editor for China Sciences- Life Sciences.

Jun Ma
, has served on our scientific advisory board since December 2020. Dr. Ma is Chief Physician, Professor, Doctoral Supervisor, Director of Harbin Institute of Hematology & Oncology, Chief Supervisor of Supervisory Committee, Chinese Society of Clinical Oncology (CSCO), Vice Chairman of ACOS, Chairman of Union for China Leukemia Investigators of CSCO, Past-Vice Chairman of Chinese Society of Hematology, Vice Chairman of CMDA for Hematologist Committee, Vice Chairman of CMDA for Oncology Committee and Past-Chairman of Union for China Lymphoma Investigators of CSCO. Dr. Ma studied in the University of Tokyo Hospital since 1979. He was devoted to giving the treatment for benign and malignant diseases of hematological system. He earns the fame for treating Leukemia and lymphoma. In 1982, he built the very first multiple hematopoietic progenitor cells culture system in vitro in China. Since 1983, he used the sequential therapy of ATRA and ATO to treat APL for 1200 cases or so. And disease free survival (DFS) were 85% in 10 years, which achieved international advanced level. He has published about 200 articles in Journals from home and abroad, with over 40 monographs and has earned 20 national, provincial and municipal Science & Technology awards. He has taken 8 programs from National R&D Program (863 Program) and 25 projects from provincial, municipal scientific research project.

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, we paid an aggregate of approximately US$7.8 million for salaries and benefits in cash to our executive officers. We did not pay any compensation to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Plans
Second Amended and Restated 2017 Employee Stock Option Plan
In October 2017, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2017 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 9,609,084, subject to certain adjustments. As of February 28, 2021, options to purchase an aggregate of 7,115,955 ordinary shares under the 2017 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
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

The following table summarizes, as of February 28, 2021, the number of ordinary shares underlying outstanding options that we granted under the 2017 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheru Zhang	*	1.00	October 1, 2017	October 1, 2027
Joan Huaqiong Shen	*	1.00	October 1, 2017	October 1, 2027
Jielun Zhu	*	1.00	August 1, 2018	October 1, 2027
Weimin Tang	*	1.00	April 2, 2018	October 1, 2027
Yunhan Lin	*	1.00	October 1, 2017	October 1, 2027
Other grantees	3,162,321	1.00	October 1, 2017 to July 25, 2019	October 1, 2027

Total	7,115,955

Note:

*	Less than 1% of our total outstanding shares.
Second Amended and Restated 2018 Employee Stock Option Plan
In February 2019, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2018 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 11,005,888, subject to certain adjustments. As of February 28, 2021, awards to purchase an aggregate of 9,948,512 ordinary shares under the 2018 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
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
Vesting schedule.
Unless otherwise approved by the board of directors and set forth in an offer letter, the vesting schedule shall be a two-year
vesting schedule consisting of a cliff vesting 50% on the first anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the second anniversary of the applicable vesting commencement date. Notwithstanding the foregoing, if a listing occurs at any time prior to any option granted under the 2018 Plan becoming full vested, and to the extent such option has been granted and outstanding, any such option shall vest in full with immediate effect upon the listing. Except as otherwise approved by the board of directors, vested portion of option shall become exercisable upon the earlier of six months after a listing or the occurrence of a change in control; provided, however that in each case, no option of an employee shall become exercisable until the third anniversary of such employee’s employment commencement date.
Exercise of options
. The board of directors determines the subscription price for each option, which is stated in the offer letter. The vested portion of each option will expire if not exercised prior to the time as the board of directors determines at the time of its grant. However, the maximum exercisable term is ten years from the applicable vesting commencement date or such shorter period specified in the award agreement. Further, an option will lapse upon the earliest of, among other circumstances, two years after the date when the option becomes exercisable upon the listing or the occurrence of a change in control, and a violation in transfer restrictions.

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
The following table summarizes, as of February 28, 2021, the number of ordinary shares underlying our outstanding options that we granted under the 2018 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	7,252,023	1.00	February 22, 2019	February 22, 2029
Zheru Zhang	*	1.00	July 25, 2019	February 22, 2029
Joan Huaqiong Shen	*	1.00	July 25, 2019	February 22, 2029
Jielun Zhu	*	1.00	July 25, 2019	February 22, 2029
Weimin Tang	*	1.00	July 25, 2019	February 22, 2029
Yunhan Lin	*	1.00	July 25, 2019	February 22, 2029
Other grantees	*	1.00	July 25, 2019	February 22, 2029

Total	9,948,512

Note:

*	Less than 1% of our total outstanding shares.
2019 Share Incentive Plan
In October 2019, we adopted an equity incentive plan, which we refer to as 2019 Plan, to promote the success and enhance the value of our company. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance is 100,000. As of February 28, 2021, options to purchase an aggregate of 72,000 ordinary shares under the 2019 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
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
The following table summarizes, as of February 28, 2021, the number of ordinary shares underlying outstanding options that we granted under the 2019 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chun Kwok Alan Au	*	6.09	April 30, 2020	April 30, 2030
Conor Chia-hung Yang	*	6.09	April 30, 2020	April 30, 2030
Pamela M. Klein	*	6.09	April 30, 2020	April 30, 2030

Total	72,000

Note:

*	Less than 1% of our total outstanding shares.
2020 Share Incentive Plan
In July 2020, we adopted 2020 Share Incentive Plan, which we refer to as the 2020 Plan, to promote the success and enhance the value of our company. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall be 10,760,513 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2020 Plan shall not exceed 7,686,081 ordinary shares. As of February 28, 2021, options to purchase an aggregate of 1,052,025 ordinary shares and restricted share units to receive an aggregate of 5,106,141 ordinary shares under the 2020 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.
The following paragraphs describe the principal terms of the 2020 Plan:
Type of Awards
. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.
Plan Administration
. Our board of directors or one or more committees or subcommittees of the board of directors, or the Committee, will administer the plan. The Committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement
. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and restrictions for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility
. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.
Vesting Schedule.
The options and restricted share units shall vest according to the schedules specified in the plan, unless otherwise determined by the plan administrator. The vesting schedule of other share-based awards shall be determined by the plan administrator, which is specified in the relevant award agreement.
Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Plan
. Our board of directors has the authority to terminate, amend or modify the plan in accordance with our articles of association.
The following table summarizes, as of February 28, 2021, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2020 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	*	(1)	N/A	September 4, 2020 to February 8, 2021	—
Zheru Zhang	*	(1)	N/A	September 4, 2020 to February 8, 2021	—
Joan Huaqiong Shen	*	(1)	N/A	September 4, 2020 to February 8, 2021	—
Jielun Zhu	*		5.91	August 14, 2020	August 14, 2030
	*	(1)	N/A	August 14, 2020 to February 8, 2021	—
	*	(1)	1.00	August 14, 2020	—
Weimin Tang	*	(1)	N/A	September 4, 2020 to February 8, 2021	—
	*	(1)	1.00	September 4, 2020	—
Yunhan Lin	*		5.91	August 14, 2020	August 14, 2030
	*	(1)	N/A	August 14, 2020	—
Gigi Qi Feng	*	(1)	N/A	September 4, 2020	—
Neil Kumar Warma	*	(1)	N/A	December 12, 2020	—
Other grantees	*		5.91	August 14, 2020	August 14, 2030
	*	(1)	N/A	August 14, 2020 to February 8, 2021	—
	*	(1)	1.00	August 14, 2020 to September 4, 2020	—

Total	6,158,166

Note:

*	Less than 1% of our total outstanding shares.
(1)	Represents restricted share units.

Biomaster Trust
Biomaster Trust was established under the trust deed dated October 23, 2019, between us and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. As of February 28, 2021, all participants in Biomaster Trust are our employees or former employees.
Participants in Biomaster Trust transfer their equity awards granted under the 2017 Plan and the 2018 Plan to TMF Trust for their benefit. Upon satisfaction of vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by our company.

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
Audit Committee
. Our audit committee consists of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Bing Yuan. Mr. Conor Chia-hung Yang is the chairman of our audit committee. We have determined that each of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Bing Yuan satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule
10A-3
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

Compensation Committee
. Our compensation committee consists of Dr. Jingwu Zhang Zang, Mr. Chun Kwok Alan Au and Dr. Pamela M. Klein. Dr. Jingwu Zhang Zang is the chairman of our compensation committee. We have determined that each of Mr. Chun Kwok Alan Au and Dr. Pamela M. Klein satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Wei Fu, Mr. Chun Kwok Alan Au and Mr. Conor Chia-hung Yang. Mr. Wei Fu is the chairman of our nominating and corporate governance committee. We have determined that each of Mr. Chun Kwok Alan Au and Mr. Conor Chia-hung Yang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
We had 134, 185 and 228 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, 198 employees were located in China and 30 were located outside China. The table below sets forth our employees by function as of December 31, 2020:

Number
Management	9
Research and development	128
Chemistry, manufacturing and controls	36
General and administrative	42
Business and corporate development	9
Commercial	4

Total	228

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
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
Percentage of beneficial ownership is based on 166,532,087 total outstanding ordinary shares as of March 31, 2021 (excluding 2,982,401 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans).
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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:**
Jingwu Zhang Zang (1)	11,819,553	6.8%
Joan Huaqiong Shen	2,224,235	1.3%
Zheru Zhang	2,188,694	1.3%
Jielun Zhu	*	*
Wei Fu (2)	31,043,576	18.6%
Mengjiao Jiang	—	—
Jie Yu	—	—
Bing Yuan	—	—
Chun Kwok Alan Au	*	*
Conor Chia-hung Yang	*	*
Pamela M. Klein	*	*
Weimin Tang	*	*
Yunhan Lin	*	*
Neil Warma	*	*
Ivan Yifei Zhu	—	—
Gigi Qi Feng	—	—
Richard Cheng Li	—	—
All Directors and Executive Officers as a Group	49,231,263	27.2%

	Ordinary Shares Beneficially Owned
	Number	%
Principal Shareholders:
C-Bridge entities (2)	31,043,576	18.6%
Hillhouse entities (3)	19,050,560	11.2%
Tasly entities (4)	13,442,283	8.1%
GIC Private Limited (5)	12,176,616	7.3%
Genexine (6)	9,799,885	5.9%
Hony entity (7)	8,561,616	5.1%

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2021.
**
Except as otherwise indicated below, the business address of our directors and executive officers is Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, China. The business address of Wei Fu and Mengjiao Jiang is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The business address of Jie Yu is Tasly Great Health Town, No. 2, East Puji River Road, Beichen District, Tianjin, China. The business address of Bing Yuan is Flat B, 31/F BLK 2, The Hermitage, Mongkok, Hong Kong. The business address of Chun Kwok Alan Au is 22 Pottinger Street, Central, Hong Kong. The business address of Conor Chia-hung Yang is 7th Floor, Building C, Luneng International Center, No. 209 Guoyao Road, Pudong New Area, Shanghai, China. The business address of Dr. Pamela M. Klein is 231 Fort Mason, San Francisco, California 94123, the United States.

(1)
Represents (i) 3,817,113 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company and (ii) 8,002,440 ordinary shares issuable upon exercise of options exercisable and vest of restricted share units within 60 days after March 31, 2021 held by Dr. Zang through Doctor Zang 2020 Dynasty Trust. Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Dr. Lili Qian and two other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is managed by Ms. Ying Qin Zang, as the trustee and Dr. Zang as the settlor. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is managed by Dr. Zang as the settlor and investment trustee and Ms. Ying Qin Zang as the trustee. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in
I-Mab.
Accordingly, Dr. Zang is deemed to indirectly own all of the 3,817,113 ordinary shares held by Mabcore Limited, while Dr. Qian and the other two individuals are only entitled to their respective pro-rata
economic interest in Mabcore Limited. The registered address of Mabcore Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 3,931,802 ordinary shares directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 5,574,560 ordinary shares directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 12,229,916 ordinary shares directly held by CBC Investment
I-Mab
Limited, a British Virgin Islands limited liability company, (iv) 2,369,546 ordinary shares directly held by
C-Bridge
II Investment Ten Limited, a British Virgin Islands limited liability company, (v) 6,078,571 ordinary shares directly held by Everest, and (vi) 373,557 ADSs (representing 859,181 ordinary shares) held by
C-Bridge
II Investment Thirteen Limited, a British Virgin Islands limited liability company. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment
I-Mab
Limited,
C-Bridge
II Investment Ten Limited, Everest, and
C-Bridge
II Investment Thirteen Limited are collectively referred to as the
C-Bridge
entities. CBC Investment
I-Mab
Limited,
C-Bridge
II Investment Ten Limited and
C-Bridge
II Investment Thirteen Limited are controlled by
C-Bridge
Healthcare Fund II, L.P., whose general partner is
C-Bridge
Healthcare Fund GP II, L.P., and its general partner is
C-Bridge
Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by
I-Bridge
Healthcare Fund, L.P., whose general partner is
I-Bridge
Healthcare GP, L.P., and its general partner is
I-Bridge
Capital GP, Ltd., which is indirectly controlled by
C-Bridge
Capital GP, Ltd. Mr. Wei Fu is the sole director of
C-Bridge
Capital GP, Ltd. Everest is a public company listed on the Hong Kong Stock Exchange and controlled by funds which are under common control of the
C-Bridge
group, which, in turn, is controlled by Mr. Wei Fu. The business address of each of
C-Bridge
entities is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(3)
Represents (i) 6,367,410 ADSs (representing 14,645,043 ordinary shares), 1,229,741 ordinary shares issuable upon exercise of call options and 2,459,482 ordinary shares issuable upon exercise of warrants directly held by Gaoling Fund, L.P., or Gaoling, an exempted limited partnership organized under the laws of the Cayman Islands, (ii) 248,760 ADSs (representing 572,148 ordinary shares), 48,047 ordinary shares issuable upon exercise of call options and 96,094 ordinary shares issuable upon exercise of warrants directly held by YHG Investment, L.P., or YHG, an exempted limited partnership organized under the laws of the Cayman Islands, and (iii) 5 ordinary shares directly held by HH IMB Holdings Limited, or HH IMB, an exempted Cayman Islands company. Hillhouse Capital Advisors, Ltd., or HCA, an exempted Cayman Islands company, acts as sole management company of Gaoling and the sole general partner of YHG, and is deemed to be the beneficial owner of, and to control the voting power of, the ordinary shares held by Gaoling and YHG. HH IMB is wholly owned by Hillhouse Fund IV, L.P., whose sole management company is Hillhouse Capital Management, Ltd., or HCM. HCM is deemed to be the beneficial owner of, and to control the voting power of, the ordinary shares held by HH IMB. HCA and HCM are under common control and share certain policies, personnel and resources. Accordingly, each of HCA and HCM has shared voting and dispositive power of the ordinary shares beneficially owned by each of HCA and HCM. The business address of each of Gaoling, YHG and HH IMB is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central Hong Kong.

(4)
Represents (i) 12,942,997 ordinary shares directly held by Tasly Biopharm Limited, a British Virgin Islands limited liability company, and (ii) 499,286 ordinary shares directly held by Tasly International BioInv One Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are collectively referred to as the Tasly entities. Tasly Biopharm Limited’s sole shareholder is Tasly Biopharmaceuticals Co., Ltd., which is controlled by Tasly Pharmaceutical Group Co., Ltd., which is in turn controlled by Tasly Holding Group Co., Ltd. Tasly International BioInv One Limited is wholly-owned by Tasly International Capital Limited, whose sole shareholder is Tasly Holding Group Co., Ltd. Tasly Holding Group Co., Ltd. is controlled by Tianjin Tasly Health Industry Investment Group Co., Ltd., which is in turn controlled by Tianjin Fuhuade Science & Technology Development Co., Ltd. Kaijing Yan is the controlling shareholder of Tianjin Fuhuade Science & Technology Development Co., Ltd. and the ultimate beneficial owner of Tasly entities. The registered address of Tasly Biopharm Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The registered address of Tasly International BioInv One Limited is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman
KY1-1002,
Cayman Islands.

(5)
Represents 8,677,996 ordinary shares, 1,132,249 ADSs (representing 2,604,173 ordinary shares) and 894,447 ordinary shares issuable upon exercise of warrants held by GIC Private Limited, a Singapore fund manager. GIC Private Limited only has two clients: the Government of Singapore, or GoS, and the Monetary Authority of Singapore, or MAS. Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC Private Limited has the sole power to vote and dispose of securities beneficially owned by it. GIC Private Limited shares the power to vote and dispose of securities beneficially owned by it with MAS. The business address of GIC Private Limited is 168 Robinson Road,
#37-01
Capital Tower, Singapore 068912.

(6)
Represents (i) 8,488,885 ordinary shares directly held by Genexine, Inc. (Genexine), and (ii) 570,000 ADSs (representing 1,311,000 ordinary shares) purchased by Genexine. Genexine is a Korean public company. The registered address of Genexine is 4th Fl., Bldg. B, Korea Bio Park, 700
Daewangpangyo-ro,
Seongnam-si,
Gyeonggi-do
13488, Republic of Korea.

(7)
Represents 8,561,616 ordinary shares directly held by Fortune Eight Jogging Limited, a British Virgin Islands limited liability company, which we refer to as the Hony entity. Fortune Eight Jogging Limited is wholly-owned by Hony Hongling (Shanghai) Investment Center, a PRC limited partnership, whose general partner is Hony Investment (Shanghai) Limited. The sole shareholder of Hony Investment (Shanghai) Limited is Beijing Hony Hezhong Enterprise Management Limited. Each of Yonggang Cao, Minsheng Xu and Wen Zhao holds 33.3% equity interests in Beijing Hony Hezhong Enterprise Management Limited. The registered address of Fortune Eight Jogging Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Mr. Bing Yuan, our director, is a managing director of the sole director of the Hony entity.

To our knowledge, as of March 31, 2021, 73,412,688 of our ordinary shares were held by one record holder in the United States (including 2,982,401 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans) , representing approximately 44.1% of our total outstanding shares. The holder is Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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

Demand Registration Rights
. At any time after the earlier of (i) December 31, 2020, or (ii) six months following the effectiveness of a registration statement for a firm underwritten public offering of our ordinary shares on The Stock Exchange of Hong Kong Limited, the New York Stock Exchange, the Nasdaq Stock Market or other internationally recognized securities exchange, with an offering price (exclusive of underwriting commissions and expenses) that reflects a market capitalization (immediately prior to the public offering) of not less than US$1.0 billion, the holders of a majority of the registrable securities then issued and outstanding may request in writing that we file a registration statement covering the registration of at least 20% of the registrable securities (or any lesser percentage if the anticipated gross receipts from the offering are to exceed US$5.0 million). Upon such a request, we shall, within ten business days of the receipt of such written request, give written notice of such request to all holders, and use our best efforts to effect, as soon as practicable, the registration of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within 20 days after receipt of the request notice. We have the right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders if our board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such twelve-month period. We are not obligated to effect any such registration if we have, within the six-month
period preceding the date of such request, already effected a registration. We are not obligated to effect more than three demand registrations. This demand registration right is subject to the customary exclusion right of the underwriters.
Registration on Form
F-3
. If we qualify for registration on Form
F-3,
any holder or holders of a majority of all registrable securities then issued and outstanding may request in writing that we effect a registration on Form
F-3
(or an equivalent registration in a jurisdiction outside of the U.S.). We shall promptly give written notice of the proposed registration and as soon as practicable, effect such registration within 20 days after we provide the aforesaid written notice. The holders are entitled to an unlimited number of registrations on Form
F-3
so long as such registration offerings are in excess of US$500,000. We are not obligated to effect any such registration if we have, within the six-month
period preceding the date of such request, already effected a registration other than a registration from which registrable securities of the holders have been excluded, or if we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration in any particular jurisdiction.
Piggyback Registration Rights
. If we propose to register for a public offering of our securities (other than registration statements relating to demand registration, Form
F-3
registration, any employee benefit plan or a corporate reorganization), we shall give written notice of such registration to all holders of registrable securities at least 30 days prior to filing any registration statement and afford each such holder an opportunity to be included in such registration. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, subject to certain limitations. This piggyback registration right is subject to the customary exclusion right of the underwriters.
Expenses of Registration.
We will bear all registration expenses. Each holder, however, should bear its proportionate share of all of the underwriting discounts and selling commissions applicable to the sale of registrable securities or other amounts payable to underwriter(s) or brokers in connection with such offering by the holders.
Termination of Obligations.
Our obligations to effect any demand, Form
F-3
or piggyback registration shall terminate upon the earlier of (i) the tenth anniversary of the initial public offering (ii) after the initial public offering, the date on which such shareholder is eligible to sell all of the registrable securities held by it under Rule 144 within any
90-day
period without volume limitations.
Deed of Undertaking
In December 2019, a deed of undertaking was made by our company and a few shareholders of our company, each as a warrantor, to the other shareholders of our company (other than the shareholder warrantors), each as a warrantee, pursuant to which each warrantor represents and warrants to each warrantee that it has provided each warrantee with all information and documents in connection with the initial public offering of our company that has the effect of establishing rights or otherwise benefiting any shareholder in a manner more favorable than the corresponding terms applicable to the relevant warrantee in relation to the initial public offering of our company (collectively, the “More Favorable Arrangements”). Pursuant to the deed of undertaking, until the fifth anniversary of the completion of our initial public offering, we will not directly or indirectly enter into any agreements or arrangements or modify, amend or waive any existing agreements or arrangements of any kind that would have the effect of establishing the More Favorable Arrangements; provided that it shall be allowed to adopt or modify any employee incentive plans and grant options to the management or any employee of our company after our initial public offering pursuant to such plans and in accordance with the then effective memorandum and articles of association and the applicable listing rules for the purpose of rewarding their bona fide services.

Subscription Agreement with Hillhouse Entities
In September 2020, we entered into a Subscription Agreement with the Hillhouse Entities, as amended by an amendment to Subscription Agreement entered into between Hillhouse Entities and our company in December 2020. The Subscription Agreement, as amended, provides for (i) certain investors’ rights, such as registration rights, board representation rights and anti-dilution rights and
(ii) lock-up
and other transfer restrictions. Set forth below is a description of certain rights and restrictions thereof.
Mandatory Registration after Initial Closing (September 11, 2020)
. We agree to file with the SEC a registration statement to register the resale of Hillhouse Entities’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form
F-3
or Form
F-1,
as applicable. We shall have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after September 11, 2020, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement shall be reduced pro rata among all such selling shareholders. We shall maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which the Hillhouse Entities have notified us that their registrable securities have actually been sold.
Mandatory Registration after Subsequent Closing (December 17, 2020)
. With respect to the registrable securities then held by the Hillhouse Entities which have not been previously registered and sold, we agree to file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form
F-3
or Form
F-3ASR
registration statement (or, if Form
F-3
or Form
F-3ASR
is not then available to us, on Form
F-1
or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), and have such registration statement declared effective by the SEC no later than (a) the ten (10) business days after the later of (i) the first date when we become eligible to use registration statement on
F-3,
or (ii) the expiration of the
lock-up
period with respect to the subsequent closing, or forty-five (45) calendar days after such lock-up
period expiration date if the SEC reviews and comments on the registration statement. We shall maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities.
Demand Registration Rights
. Upon written request from the Hillhouse Entities at any time after we have effected two registration statements abovementioned, with respect to the registrable securities then held by the Hillhouse Entities, and in no event later than the forty-five (45) calendar days following the delivery of such request, we shall file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form
F-3
or Form
F-3ASR
registration statement (or, if Form
F-3
or Form
F-3ASR
is not then available to us, on Form
F-1
or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), have such registration statement declared effective, and maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities. If the registrable securities are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be r educed and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 (including the Hillhouse Entities) requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.

Suspension of Registration
. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it shall not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public
event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.
Expenses
. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for the Hillhouse Entities exceeding US$30,000, (ii) underwriting discounts and selling commissions applicable to sale of registrable securities, and (iii) fees payable pursuant to the deposit agreement.
Ranking of Registration Rights
. Registration rights granted to the Hillhouse Entities shall not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.
Board Representation Rights
. As long as the Hillhouse Entities continue to jointly beneficially own at least five percent (5.0%) of our total issued and outstanding share capital, it is entitled to nominate and maintain one representative to our board of directors. We shall cause an individual jointly designated by the Hillhouse Entities to be appointed as the investor director with immediate effect no later than the fifteenth (15 th
) business day after receiving written notice from Hillhouse Entities or such later date on which we receive necessary shareholder approval.
Lock-up
. The Hillhouse Entities shall not dispose of any of the ordinary shares purchased by Hillhouse Entities on the applicable initial or subsequent closing date within a
90-day
period following September 11, 2020 or a subsequent closing date set forth in the subscription agreement to any person other than affiliates of the Hillhouse Entities, who shall be bound by the Hillhouse Entities’
lock-up
obligations for the balance of each applicable
lock-up
period. Each of the Hillhouse Entities and their affiliates may directly or indirectly, place any charge, mortgage, lien, pledge, restrictions, security interest or other encumbrance in respect of the lock-up
securities in connection with such Hillhouse Entity’s (or any of its affiliates’) margin loans, collars, derivative transactions or other such downside protection transactions to be entered into on or after the date of the subscription agreement.
Anti-dilution rights
. We agree not to issue, offer, sell, or grant any option or right to purchase any new securities, without the prior written consent of the Hillhouse Entities, (i) during the
90-day
period following each closing date; or (ii) at an effective purchase price per share lower than the purchase price under the Subscription Agreement with Hillhouse Entities during the
90-day
period commencing from the expiration of each
lock-up
period.
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
GX-H9
(TJ101),
GX-G3
(TJ102),
GX-G8
and
GX-P2
and one assigned product,
GX-G6
(TJ103). For a detailed description of this assignment and license agreement, see “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements—(a)
In-Licensing
Arrangements.”

In September 2016,
I-Mab
Tianjin entered into a CRO agreement with Tasly Pharmaceutical Group Co., Ltd. (“Tasly”) and three ancillary agreements to this CRO agreement in November 2016, May 2017 and June 2017, respectively. Pursuant to these agreements, Tasly Pharmaceutical Group Co., Ltd. will provide
I-Mab
Tianjin with CRO services in connection with
pre-clinical
studies for
G-CSF-HyFc
fusion protein. All of these agreements were terminated on December 10, 2018. We had paid Tasly nil, RMB5.6 million and nil for the year ended December 31, 2018, 2019 and 2020, respectively.
In August 2017, we entered into a
two-way
master service agreement with Genexine, further amended in October 2019, whereby both parties agreed that we or Genexine will be engaged by the other party in the business of providing contract research and manufacturing services for biopharmaceutical in this agreement or following work statements. We had paid US$0.7 million, US$0.8 million and US$0.7 million to Genexine for their CMC relevant services for the year ended December 31, 2018, 2019 and 2020, respectively.
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
In June 2018, we entered into a biologics master services agreement with CMAB Biopharma (Suzhou) Inc. (“CMAB”), an affiliate of Bridge Capital Partners LLC. In July 2018, we entered into Service Proposal: CMC Development of A Monoclonal Antibody with CMAB, this agreement was further amended in November 2019, with respect to the change of work scope of the original Service Proposal. Pursuant to these three agreements, CMAB will provide us with CMC services in connection with the preparation of the IND filings to the FDA and the NMPA in a period of 18 to 22 months for US$3.6 million. We had paid CMAB RMB2.8 million for the year ended December 31, 2018 and RMB0.7 million (US$0.1 million) for the year ended December 31, 2020.
In January 2018, we entered into a collaboration agreement with Everest, an affiliate of
C-Bridge
Capital Investment Management, Ltd., whereby both parties agreed to collaborate on programs to co-develop
MorphoSys’ proprietary CD38 antibody for all indications in hematologic oncology and commercialize the CD38 product in China, Hong Kong, Macau and Taiwan. Everest had paid us prepayments of RMB178.7 million, RMB53.1 million (US$7.6 million) and nil for the year ended December 31, 2018, 2019 and 2020, respectively.
On November 4, 2019, we and Everest Medicines Limited, or Everest, terminated the collaboration agreement (including all the supplements and amendments thereto) with respect to the co-development
and commercialization of felzartamab in Greater China. Upon the termination, Everest will not retain any rights or entitlements to develop or commercialize felzartamab or any economic interest in its commercialization. All intellectual property rights in respect of felzartamab arising from its development under the collaboration agreement are vested and owned by us, and we hold all intellectual property rights and have maximum flexibility to further develop, manufacture and commercialize felzartamab in Greater China. In consideration of the above arrangements, we issued a total value of US$37.0 million of ordinary shares (the “CPP Shares”) to Everest, representing Everest’s historical contribution to our collaboration and the associated time cost. The CPP Shares were issued concurrently with the completion of our initial public offering, at a per share price equal to the initial public offering price adjusted to reflect the
ADS-to-ordinary
share ratio. The total value of US$37.0 million was calculated based on the sum of (1) US$33.7 million, which equals cumulative paid-in
contributions historically made by Everest under the collaboration agreement; and (2) a negotiated US$3.3 million time cost of the foregoing historical contribution in light of our exclusive rights over the commercialization of felzartamab after this termination.
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

In November 2020, we entered into a product development and supply agreement with Jiangsu Taslydiyi Pharmaceutical Co., Ltd. (“Jiangsu Taslydidyi”), an affiliate of Tasly. Both parties agreed that Jiangsu Taslydiyi will supply temozolomide capsules to us free of charge in our efineptakin alfa (TJ107) Phase 2 and future Phase 3 clinical trials in GBM treatment. We agreed that when reaching the commercialization stage, we will grant the Right of First Negotiation (ROFN) to Jiangsu Taslydiyi for the commercialization of efineptakin alfa in mainland China. We incurred RMB2.4 million (US$0.4 million) in research and development expenses for the aforementioned drug supply services for the year ended December 31, 2020.
In July 2019, we entered into a loan agreement with
I-Mab
Hangzhou, pursuant to which
I-Mab
Hangzhou borrowed RMB2 million (US$0.3 million) from us for a term of 12 months with a free interest. In July 2020, we entered into another loan agreement with
I-Mab
Hangzhou, pursuant to which
I-Mab
Hangzhou borrowed RMB50 million (US$7.7 million) from us for a term of 4 months with a free interest. Under the terms of these two agreements, we provided loans to
I-Mab
Hangzhou to finance their daily operations. These loans were repaid to us in November 2020.

C.	Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. As of the date of this annual report, these disputes have not been resolved. In February 2021, we sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
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
The following is a summary of the material provisions of the sixth memorandum and articles of association of our company and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company
. Under our current memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
Ordinary Shares
. Certificates representing the ordinary shares are issued in registered form and our ordinary shares are issued when registered in our register of members. We may not issue shares to bearers. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Dividends
. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our company may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our current memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our share premium account; provided that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder or shareholders collectively holding not less than 5% of the votes attaching to the shares present in person or by proxy.
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

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital and any capital redemption reserve in any manner authorized by law.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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
The Companies Act does not provide shareholders with any right to requisition a general meeting, nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current articles of association allow our shareholders holding in aggregate not less than one-tenth
of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of the company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by a special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders or are otherwise authorized by the articles of association. Under Cayman Islands law, any redemption or repurchase of shares by our company may be made out of profits of our company, out of our company’s share premium account or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, if so authorized by the articles of association and subject to provisions of the Companies Act, out of capital. Any premium payable on a redemption or repurchase over the par value of the shares to be repurchased or redeemed must be provided for out of profits of our company or from sums standing to the credit of the share premium account of our company or, if authorized by the articles of association and subject to the provisions of the Companies Act, out of capital. At no time may a company redeem or repurchase its shares unless they are fully paid. A company may not redeem or repurchase any of its shares if, as a result of the redemption or repurchase, there would no longer be any issued shares of the company other than shares held as treasury shares. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu
with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.
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
Inspection of Books and Records
. The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies of the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and shareholders. Shareholders have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions
. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company
. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form
20-F.
Subscription Agreements with Certain Investors Other Than Hillhouse Entities
In September 2020, we entered into subscription agreements with various investors other than HillHouse Entities. The subscription agreements are of the same form and provide for certain investors’ rights, such as registration rights and anti-dilution right. Set forth below is a description of certain rights and restrictions thereof.
Mandatory Registration
. We agree to file with the SEC a registration statement to register the resale of such investors’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form
F-3
or Form
F-1,
as applicable. We shall have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after the initial closing date, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement shall be reduced pro rata among all such selling shareholders. We shall maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which such investors have notified us that their registrable securities have actually been sold.

Piggyback Registration
. We agree to notify such investors at least thirty (30) days prior to filing any registration statement for purposes of effecting a public offering of ADSs (excluding registration statements relating to the mandatory registration described above). The Private Placement Investors has 20 days after receiving notice from us to notify us in writing of their desire to include their registrable securities in the registration statement. However, if the registrable securities in such registration statement are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.
Suspension of Registration
. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it shall not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public
event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.
Expenses
. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for such investors, and (ii) underwriting discounts and selling commissions applicable to sale of registrable securities.
Ranking of Registration Rights
. Registration rights granted to such investors shall not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.

D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation
The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local, and
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. This discussion, moreover, does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances or to investors subject to special tax situations such as:

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
We do not believe that we were a PFIC for the taxable year ended December 31, 2020. Although we do not believe we were a PFIC for the taxable year ended December 31, 2020, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of gross income for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive
or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.
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
income tax treaty (the “Treaty”); (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the Nasdaq Global Market. We believe that the ADSs are readily tradable on an established securities market in the United States, and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our ADSs will continue to be considered readily tradable on an established securities market in later years.
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
The
mark-to-market
election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. We believe that the ADSs, but not our ordinary shares, will be treated as marketable stock because the ADSs are listed on the Nasdaq Global Market. However, we cannot guarantee that our ADSs will continue to be listed and traded on the Nasdaq Global Market. Furthermore, while we anticipate that our ADSs should qualify as being regularly traded, no assurances may be given in this regard.

Because a
mark-to-market
election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks
Interest and Credit Risk
We had cash, cash equivalents and restricted cash of RMB1,680.9 million, RMB1,193.3 million and RMB4,758.8 million (US$729.3 million) as of December 31, 2018, 2019 and 2020, respectively.
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
As of December 31, 2020, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB483.1 million (US$74.0 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$7.4 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$7.4 million in cash and cash equivalents.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Pursuant to the Subscription Agreements, we agree to issue and sell to the investors thereunder the Investor Warrants, exercisable at the election of the applicable investors within 12 months after the initial or subsequent closing dates set forth in the applicable Subscription Agreements. On September 11, 2020 and December 17, 2020, we issued and sold a portion of the Investor Warrants, allowing the applicable investors to purchase 3,744,032 ordinary shares and 1,597,235 ordinary shares, respectively. As of the date of this annual report, none of the Investor Warrants has been exercised.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Charges Our ADS Holders May Have to Pay
The depositary of our ADS facility, Citibank, N.A., shall charge the following fees for the services performed under the terms of the deposit agreement:
ADS Fees
The following ADS fees are payable under the terms of the Deposit Agreement:

Service	Rate	By Whom Paid
(1) Issuance of ADSs (
e.g.
, an issuance upon a deposit of Shares, upon a change in the
ADS(s)-to-Share(s)
ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.

(2) Cancellation of ADSs ( e.g. , a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.

(3) Distribution of cash dividends or other cash distributions ( e.g. , upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs ( e.g. , spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

7) Registration of ADS Transfers ( e.g. , upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa , or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) transferred.	Person for whom or to whom ADSs are transferred.

8) Conversion of ADSs of one series for ADSs of another series (
e.g.
, upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa
).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) converted.	Person for whom ADSs are converted or to whom the converted ADSs are delivered.
Charges
An ADS holder will also be responsible for the following ADS charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

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
F-1,
as amended (File Number
333-234363)
(the
“F-1
Registration Statement”) in relation to our initial public offering of 7,407,400 ADSs representing 17,037,020 ordinary shares, at an initial offering price of US$14.00 per ADS. Our initial public offering closed in February 2020. Jefferies LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 8,175,750 ADSs and received a total amount of US$105.3 million in net proceeds.
The
F-1
Registration Statement was declared effective by the SEC on January 16, 2020. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$14.1 million, which included US$9.1 million in underwriting discounts and commissions for the initial public offering and approximately US$5.0 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$96.4 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from January 16, 2020, the date that the Form
F-1
was declared effective by the SEC, to December 31, 2020, we used approximately US$86.3 million of the net proceeds from our initial public offering as follows:

•	approximately US$45.2 million for research and development of our existing drug candidates;

•
approximately US$18.4 million for potential investments in the establishment of our own manufacturing capacities, including the construction of our manufacturing facility in China and for expanding our U.S. presence by building research facilities, including a translational medicine laboratory, in the United States; and

•	approximately US$22.7 million for general corporate purposes (including working capital needs).
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, as required by Rule
13a-15(b)
under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15(f) and
15d-15(f) under
the Securities Exchange Act of 1934, as amended. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Remediation of the Material Weaknesses in Internal Control over Financial Reporting Reported in 2019
As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures specified below, we determined that the material weaknesses in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 had been remediated.
The material weaknesses identified related to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting and compliance requirements of the SEC, to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (ii) our lack of sufficient documented financial closing policies and procedures, specifically those related to (a) accounting for licensing and collaboration agreements and (b) period end expenses cut-off
and accruals.
We have implemented a number of measures to address the material weaknesses that were identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019. We have hired qualified financial and accounting staffs with working experience of U.S. GAAP and SEC reporting requirements, in addition, we have engaged an external consulting firm for accounting advisory service on U.S. GAAP and financial reporting. We have also conducted regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We further established sufficient and formal financial closing policies and procedures, specifically those related to accounting for licensing and collaboration arrangements and period end cut-off
and accruals. We have already engaged an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we have prepared comprehensive guidance on accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process.
Attestation Report of the Registered Public Accounting Firm
This annual report on Form
20-F
does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

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
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2019. We have posted a copy of our code of business conduct and ethics on our website at
http://ir.i-mabbiopharma.com/
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees (1)	4,260	8,631
Tax fees (2)	230	580
All other fees	160	—

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On July 15, 2020, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a twelve-month period effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s). As of the date of this annual report, we had not repurchased any ADSs in the open market under this program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow home country practice with respect to adoption of the 2020 Plan. If we choose to follow any other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of
I-Mab
are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.3	Deposit Agreement, dated as of January 22, 2020, among the Registrant, the depositary and holder of the American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-239871), as amended, initially filed with the SEC on July 15, 2020)

2.4	Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.5	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

2.6	Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

4.1	Second Amended and Restated 2017 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.2	Second Amended and Restated 2018 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.3	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.4	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871), as amended, initially filed with the SEC on July 15, 2020)

4.5	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.6	Form of Employment Agreement, between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.7	Framework Agreement, dated as of May 26, 2017, among the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.8†	License and Collaboration Agreement, dated as of November 30, 2017, between the Registrant and MorphoSys AG (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.9	Intellectual Property Assignment and License Agreement, dated as of October 16, 2015, between Tasgen Bio-tech (Tianjin) Co., Ltd. and Genexine, Inc. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.10	Intellectual Property License Agreement, dated as of December 22, 2017, between the Registrant and Genexine, Inc. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.11	License and Sublicense Agreement, dated as of November 4, 2016, between the Registrant and Ferring International Center SA (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.12†	Collaboration Agreement, dated as of July 9, 2019, between I-Mab US and MacroGenics, Inc. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.13†	License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

4.14	English translation of Product Development Agreement, dated as of December 10, 2018, between I-Mab Shanghai and CSPC Baike (Shandong) Biopharmaceutical Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.15	Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.16	Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.17	Form of Call Option granted to affiliates of Hillhouse (incorporated herein by reference to Exhibit 4 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.18	Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.19	Form of Warrants to Purchase Ordinary Shares of the Registrant, between the Registrant and certain investors (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.20†	License and Collaboration Agreement, dated as of September 3, 2020, among I-Mab Shanghai, I-Mab US and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.21†	English translation of Equity Transfer and Investment Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.22†	English translation of Shareholders Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of JunHe LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

I-MAB

	By:	/s/ Jielun Zhu
Name: Jielun Zhu
Title: Director and Chief Financial Officer

Date: April 28, 2021

I-Mab

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of I-Mab
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of I-Mab and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2021
We have served as the Company’s auditor since 2018.

F-2

I-MAB
Consolidated Balance Sheets
As of December 31, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
		2019	2020
	Notes	RMB	RMB	US$ (Note 2.5)
Assets
Current assets
Cash and cash equivalents		1,137,473	4,758,778	729,315
Restricted cash	10	55,810	—	—
Accounts receivable	3, 18	—	130,498	20,000
Contract assets	3, 18	—	227,391	34,849
Short-term investments	2.4, 2.9	32,000	31,530	4,832
Prepayments and other receivables	4	136,036	195,467	29,957

Total current assets		1,361,319	5,343,664	818,953
Property, equipment and software	5	30,069	25,272	3,873
Operating lease right-of-use assets	6	16,435	14,997	2,298
Intangible assets	7	148,844	120,444	18,459
Goodwill	8	162,574	162,574	24,916
Investment accounted for using the equity method	9	—	664,832	101,890
Other non-current assets		18,331	2,010	308

Total assets		1,737,572	6,333,793	970,697

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Short-term borrowings	10	50,000	—	—
Accruals and other payables	11	273,553	560,558	85,909
Operating lease liabilities, current	6	6,807	8,058	1,235
Ordinary shares to be issued to Everest	23	258,119	—	—
Deferred subsidy income	2.15	—	7,509	1,151

Total current liabilities		588,479	576,125	88,295
Convertible promissory notes	15	68,199	—	—
Put right liabilities	2.4, 9	—	116,006	17,779
Operating lease liabilities, non-current	6	7,492	5,542	849
Deferred subsidy income	2.15	3,920	—	—
Other non-current liabilities	11	—	8,975	1,375

Total liabilities		668,090	706,648	108,298

Commitments and contingencies	22
Mezzanine equity
Series A convertible preferred shares (US$0.0001 par value, 30,227,056 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	14	687,482	—	—
Series B convertible preferred shares (US$0.0001 par value, 30,305,212 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	14	921,243	—	—
Series C convertible preferred shares (US$0.0001 par value, 31,046,360 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	14	1,306,633	—	—
Series C-1 convertible preferred shares (US$0.0001 par value, 3,857,143 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of December 31, 2020)	1 4	188,819	—	—

Total mezzanine equity		3,104,177	—	—

F-
3

I-MAB
Consolidated Balance Sheets (Continued)
As of December 31, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
		2019	2020
	Notes	RMB	RMB	US$ (Note 2.5)
Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 500,000,000 and 800,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 8,363,719 and 164,888,519 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	1 3	6	114	17
Additional paid-in capital		389,379	7,701,116	1,180,249
Accumulated other comprehensive income (loss)		70,127	(50,793)	(7,784)
Accumulated defici t		(2,494,207)	(2,023,292)	(310,083)

Total shareholders’ equity (deficit)		(2,034,695)	5,627,145	862,399

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		1,737,572	6,333,793	970,697

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

I-MAB
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2018, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended December 31,
		2018	2019	2020
	Notes	RMB	RMB	RMB	US$ (Note 2.5)
Revenues
Licensing and collaboration revenue	1 8	53,781	30,000	1,542,668	236,424
Expenses
Research and development expenses	2.1 8	(426,028)	(840,415)	(984,689)	(150,910)
Administrative expenses		(66,391)	(654,553)	(402,409)	(61,672)

Income (loss) from operations		(438,638)	(1,464,968)	155,570	23,842
Interest income		4,597	30,570	24,228	3,713
Interest expense		(11,695)	(2,991)	(957)	(147)
Other income (expenses), net	1 9	(16,780)	(20,205)	412,892	63,278
Equity in loss of an affiliate	9	—	—	(108,587)	(16,642)
Fair value change of warrants	2.4	61,405	5,644	—	—

Income (loss) before income tax expense		(401,111)	(1,451,950)	483,146	74,044
Income tax expense	1 2	(1,722)	—	(12,231)	(1,874)

Net income (loss) attributable to I-MAB		(402,833)	(1,451,950)	470,915	72,170
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	20	—	(5,283)	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	20	—	(27,768)	—	—

Net income (loss) attributable to ordinary shareholders		(402,833)	(1,485,001)	470,915	72,170

Net income (loss) attributable to I-MAB		(402,833)	(1,451,950)	470,915	72,170
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil ta x		53,689	10,747	(120,920)	(18,531)

Total comprehensive income (loss) attributable to I-MAB		(349,144)	(1,441,203)	349,995	53,639

Net income (loss) attributable to ordinary shareholders		(402,833)	(1,485,001)	470,915	72,170
Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic	20	6,529,092	7,381,230	134,158,824	134,158,824
Weighted-average number of ordinary shares used in calculating net income (loss) per share - diluted	20	6,529,092	7,381,230	157,231,652	157,231,652
Net income (loss) per share attributable to ordinary shareholders
—Basic	20	(61.70)	(201.19)	3.51	0.54
—Diluted	20	(61.70)	(201.19)	3.00	0.46
Net income (loss) per ADS attributable to ordinary shareholders
—Basic		(141.91)	(462.74)	8.07	1.24
—Diluted		(141.91)	(462.74)	6.90	1.06
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

I-MAB
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the Years Ended December 31, 2018, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (Note 1 3 )		Treasury stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	(US$0.001 par value)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	8,363,719	6	(1)	52,369	5,691	(357,860)	(299,795)
Foreign currency translation adjustments	—	—	—	—	53,689	—	53,689
Net loss	—	—	—	—	—	(402,833)	(402,833)
Share-based compensation of I-Mab	—	—	—	3,520	—	—	3,520
Transaction with redeemable non- controlling interests	—	—	—	(55,889)	—	(253,796)	(309,685)

Balance as of December 31, 2018	8,363,719	6	(1)	—	59,380	(1,014,489)	(955,104)
Foreign currency translation adjustments	—	—	—	—	10,747	—	10,747
Net loss	—	—	—	—	—	(1,451,950)	(1,451,950)
Share-based compensation of I-Mab	—	—	1	366,894	—	—	366,895
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	—	—	(5,283)	—	—	(5,283)
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	—	—	27,768	—	(27,768)	—

Balance as of December 31, 2019	8,363,719	6	—	389,379	70,127	(2,494,207)	(2,034,695)

F-
6

I-MAB
Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended December 31, 2018, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (Note 1 3 )		Treasury stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	(US$0.001 par value)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	8,363,719	6	—	389,379	70,127	(2,494,207)	(2,034,695)
Foreign currency translation adjustments	—	—	—	—	(120,920)	—	(120,920)
Net income	—	—	—	—	—	470,915	470,915
Share-based compensation of I-Mab	—	—	—	402,413	—	—	402,413
Exercise of stock options	1,841,373	3	—	7,771	—	—	7,774
Issuance of ordinary shares for restricted share units (Note 1 7 (f))	7,000	—	—	46	—	—	46
Conversion from convertible promissory notes (Note 1 5 )	900,000	1	—	58,825	—	—	58,826
Capital contribution from stock option surrender (Note 1 7 (h))	—	—	—	91,051	—	—	91,051
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	99,760,129	69	—	3,104,108	—	—	3,104,177
Issuance of ordinary shares to Everest	6,078,571	4	—	254,844	—	—	254,848
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	18,804,225	13	—	697,865	—	—	697,878
Issuance of ordinary shares upon private placement, net of issuance cost	29,133,502	18	—	2,543,908	—	—	2,543,926
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 9 (a))	—	—	—	41,163	—	—	41,163
Issuance of warrants	—	—	—	109,743	—	—	109,743
Balance as of December 31, 2020	164,888,519	114	—	7,701,116	(50,793)	(2,023,292)	5,627,145

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

I-MAB
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Cash flows from operating activities
Net income (loss)	(402,833)	(1,451,950)	470,915	72,170
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation of property, equipment and software	6,740	9,831	12,743	1,953
Amortization of intangible assets	—	—	1,556	238
Loss on disposal of property, equipment and software	—	—	8	1
Interest expenses of convertible promissory notes and onshore convertible loans	6,963	—	—	—
Fair value change of warrants	(61,405)	(5,644)	—	—
Fair value change of put right liabilities	—	—	(3,024)	(463)
Fair value change of other financial assets	—	(42)	—	—
Income from other financial assets	(13,622)	—	—	—
Equity in loss of an affiliate	—	—	108,587	16,642
Share-based compensation	3,520	366,895	493,464	75,627
Loss from conversion of 2017 Notes	18,375	—	—	—
Loss from conversion of onshore convertible loans	8,548	—	—	—
Loss from issuance of 2018 Notes	5,081	—	—	—
Loss on termination agreement with Everest	—	23,039	—	—
Amortization of right-of use assets and interest of lease liabilities	—	5,803	8,837	1,354
Gains on deconsolidation of a subsidiary	—	—	(407,598)	(62,467)
Fair value change of short-term investments	—	(703)	(11,288)	(1,730)
Changes in operating assets and liabilities
Accounts receivable	—	—	(130,498)	(20,000)
Contract assets	(11,000)	11,000	(227,391)	(34,849)
Prepayments and other receivables	(76,276)	(48,831)	(58,692)	(8,995)
Accruals and other payables	55,641	188,375	173,713	26,624
Contract liabilities	(15,803)	—	—	—
Advance from customers	14,151	(14,151)	—	—
Research and development funding received	178,715	53,148	—	—
Other non-current liabilities	—	—	7,474	1,145
Deferred subsidy incom e	2,500	1,420	3,589	550
Lease liabilities	—	(6,172)	(8,837)	(1,354)

Net cash generated from (used in) operating activities	(280,705)	(867,982)	433,558	66,446

Cash flows from investing activities
Purchase of property, equipment and softwar e	(14,409)	(12,241)	(8,008)	(1,227)
Proceeds from disposal of short-term investments	—	102,703	2,503,749	383,716
Purchase of short-term investments	—	(134,000)	(2,491,991)	(381,914)
Cash paid for investments in other financial assets	(30,000)	—	—	—
Cash disposed of resulting from deconsolidation of a subsidiary	—	—	(257,651)	(39,487)
Cash received from disposal of other financial assets	40,000	256,000	—	—
Cash received on income from other financial assets	13,909	—	—	—
Cash received from repayment of loans due from an affiliate	—	—	52,000	7,969

Net cash generated from (used in) investing activities	9,500	212,462	(201,901)	(30,943)

F-
8

I-MAB
Consolidated Statements of Cash Flows (Continued)
For the Years ended December 31, 2018, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Cash flows from financing activities
Proceeds from issuance of convertible preferred shares, net of issuance cost	1,306,633	183,536	—	—
Proceeds from issuance of convertible promissory notes	59,704	—	—	—
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	—	—	726,300	111,310
Payment of issuance cost for initial public offering and over-allotment	—	(827)	(27,595)	(4,229)
Proceeds from private placement, net of payment of issuance cost	—	—	2,782,455	426,430
Proceeds from exercise of warrants	132,332	—	—	—
Proceeds from exercise of stock options	—	—	9,275	1,422
Proceeds from issuance of ordinary shares for restricted share units	—	—	46	7
Proceeds from bank borrowings	80,000	50,000	—	—
Repayment of bank borrowings	(99,000)	(80,000)	(50,000)	(7,663)
Prepayment for stock repurchase program	—	—	(34,859)	(5,342)
Cash received from collection of prepayment for stock repurchase program	—	—	34,859	5,342

Net cash generated from financing activities	1,479,669	152,709	3,440,481	527,277

Effect of exchange rate changes on cash and cash equivalents and restricted cash	59,754	15,163	(106,643)	(16,344)

Net increase (decrease) in cash and cash equivalents and restricted cash	1,268,218	(487,648)	3,565,495	546,436
Cash, cash equivalents, and restricted cash, beginning of year	412,713	1,680,931	1,193,283	182,879

Cash, cash equivalents, and restricted cash, end of the year	1,680,931	1,193,283	4,758,778	729,315

F-
9

I-MAB
Consolidated Statements of Cash Flows (Continued)
For the Years ended December 31, 2018, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	—	6,172	8,837	1,354
Right-of-use assets obtained in exchange for operating lease obligations	—	8,595	7,459	1,143
Other supplemental cash flow disclosures
Interest paid	4,862	2,991	957	147
Non-cash activities
Exercise of warrants	1,314	—	—	—
Payables for in-licensed patent rights	5,970	—	—	—
Accrued initial public offering costs payable	—	17,504	—	—
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	5,283	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	27,768	—	—
Accrued private placement offering costs payable	—	—	128,786	19,737
Ordinary shares issued to Everest	—	—	254,848	39,057
Conversion of preferred shares to ordinary shares	—	—	3,104,177	475,736
Conversion of convertible promissory notes to ordinary shares	—	—	58,826	9,015
The accompanying notes are an integral part of these consolidated financial statements.

F-
10

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION
I-Mab
(the “Company”) was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies
Act
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
On January 17, 2020, the Company consummated its IPO on the Nasdaq Global Market, where 7,407,400 American Depositary Shares (“ADSs”) were issued at the price of US$14.00 per ADS for total gross proceeds of US$103.7 million. On February 10, 2020, the underwriters of the IPO have exercised their over-allotment option to purchase an additional 768,350 ADSs of the Company at the IPO price of US$14.00 per ADS. After giving effect to the exercise of the over-allotment option, the Company has issued and sold a total of 8,175,750 ADSs in the IPO, for total gross proceeds of US$114.5 million. Each ten ADSs represents twenty-three ordinary shares of the Company.
As of
December 31, 2020, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect ownership by the Company	Principal activities
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Shanghai	PRC	August 24, 2016	100%	Research and development of innovative medicines
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	PRC	July 15, 2017	100%	Research and development of innovative medicines
I-Mab Biopharma US Ltd.	U.S.	February 28, 2018	100%	Research and development of innovative medicines

F-1
1

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
The Group consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Group is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Group determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Group consolidates an entity when it holds a majority voting interest in an entity.
The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note
9
).
VIE Model
An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.
Under the VIE model, limited partnerships are considered VIE unless the limited partners hold substantive kick-out
or participating rights over the general partner. The Group consolidates entities that are VIEs when the Group determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.
As of December 31, 2020, the Group determined that the one entity subject to the consolidation guidance is a VIE for which the Group is not the primary beneficiary.

F-1
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of wealth management products, warrants and put right liabilities, impairment of accounts receivables, contract assets, other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, variable consideration in collaboration revenue arrangements, determination of the standalone selling price of each performance obligation in the Company’s revenue arrangements, valuation of share-based compensation arrangements and deferred tax assets valuation allowances. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.
2.4 Fair value measurements
Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, other financial assets, accounts receivable, contract assets, other receivables, short-term borrowings, accruals and other payables, warrant liabilities and put right liabilities. As of December 31, 2019 and 2020, except for short-term investments, other financial assets and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group reports short-term investments, other financial assets and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive income (loss).

F-1
3

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
Assets and liabilities measured at fair value on a recurring basis
The Group measures its short-term investments, other financial assets, warrant liabilities, and put right liabilities at fair value on a recurring basis. As the Group’s short-term investments, other financial assets, warrant liabilities and put right liabilities are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of short-term investments, other financial assets, warrant liabilities and put right liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.
The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2020:

As of December 31, 2019
	Active market	Observable input	Non- observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	32,000	32,000

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non- observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	31,530	31,530

Liabilities
Put right liabilities	—	—	116,006	116,006

F-1
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.4 Fair value measurements (continued)

The roll forward of major Level 3 financial assets
a
nd financial liabilities are as follows:

	Short-term investments	Other financial assets	Warrant liabilities	Put right liabilities
Fair value of Level 3 financial asset and liabilities as of December 31, 2018	—	255,958	(5,618)	—
Purchase of short-term investments	134,000	—	—	—
Disposal of short-term investments	(102,703)	—	—	—
Disposal of other financial assets due to Termination Agreement	—	(256,000)	—	—
Fair value changes	703	42	5,644	—
Currency translation differences	—	—	(26)	—

Fair value of Level 3 financial assets and liabilities as of December 31, 2019	32,000	—	—	—

Purchase of short-term investments	2,491,991	—	—	—
Disposal of short-term investments	(2,503,749)	—	—	—
Grant of put right liabilities	—	—	—	124,321
Fair value changes	11,288	—	—	(3,024)
Currency translation differences	—	—	—	(5,291)

Fair value of Level 3 financial assets and liabilities as of December 31, 2020	31,530	—	—	116,006

See Note
9
 for additional information about Level 3 put right liabilities measured at fair value on a recurring basis for the year ended December 31, 2020.

F-1
5

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
Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currencies are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income (loss).
The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income (loss). The exchange rates
used for translation on December 31, 2019 and 2020 were US$1.00 = RMB6.9762 and RMB6.5249 respectively, representing the index rates stipulated by the People’s Bank of China.
Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss), consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.
2.6 Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.
2.7 Restricted cash
Restricted cash consists of the guarantee deposits held in a designated bank account as security deposits under bank borrowing agreements. Such restricted cash will be released when the Group repays the related bank borrowings. The Group has presented restricted cash separately from cash and cash equivalents in the consolidated balance sheets.
Cash, cash equivalents and restricted cash as reporte
d
 in the consolidated statement of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	1,137,473	4,758,778
Restricted cash	55,810	—

Total	1,193,283	4,758,778

2.8 Accounts receivable
Accounts receivable are stated at amortized cost less allowance for credit losses. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition, and both current and forecasted economic conditions.
2.9 Short-term investments
Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss).

F-1
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.10 Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account of any estimated residual value:

Laboratory equipment	3 to 10 years
Software	1 to 5 years
Office furniture and equipment	5 years
Leasehold improvements	Lesser of useful life or lease term
The Group recognizes the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive income (loss).
2.11 Intangible assets
Intangible assets acquired in a business combination that are used in research and development activities, or in-process research and development (IPR&D) intangible assets, are considered indefinite lived until the completion or abandonment of the associated research and development efforts. During the period that those assets are considered indefinite lived, they are not amortized but are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination the Group determines that it is not more likely than not that the indefinite-lived intangible is impaired, then the entity shall calculate the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For IPR&D assets, the impairment loss is recognized in research and development expenses in the consolidated statements of comprehensive income (loss).
Intangible assets with finite useful lives are amortized over their useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Group. The Group uses the straight-line amortization method when the economic benefits of the intangible assets are consumed or otherwise used up cannot be reliably determined. In particular, the Group amortizes the IPR&D intangible assets with finite useful lives over 10 to 20 years on a straight-line basis. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If circumstances require an intangible asset be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. For IPR&D assets, the impairment loss is recognized in research and development expenses in the consolidated statements of comprehensive income (loss).
2.12 Impairment of long-lived assets
Long-lived assets, such as property, plant, and software, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2019 and 2020, there was no impairment of the value of the Group’s long-lived assets.

F-1
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Goodwill
Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Group allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. For the years ended December 31, 2019 and 2020, the Group determined that there were no indicators of impairment of the goodwill.
2.14 Long-term investments
The Group’s long-term investments include equity investments in an affiliate in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. The investment is accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of the equity investee’s net income or loss after the date of investment. When the liquidation rights and priorities as defined by an equity investment agreement diff
e
r from what is reflected by the underlying percentage ownership interests, applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, for this type of investments, the Group uses the Hypothetical Liquidation at Book Value (“HLBV”) method for allocating earnings or losses of the equity method investee. The HLBV method is considered as a balance sheet approach. Specifically, a calculation is prepared at each balance sheet date to determine the amount that the Group would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with U.S. GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the Group’s share of the earnings or losses from the equity investment for the period.
As it relates to the share-based compensation awarded by an equity method investee to its own employees, the Group recognizes its proportionate share of the compensation expense over the vesting period, included in the equity in loss of affiliate in the consolidated statements of comprehensive income (loss). As it relates to the share-based compensation awarded by the Group to the equity method investee employees that are based on the Group’s stock, when the other investors do not provide proportionate value to the investee or the Group does not receive any consideration, the Group expenses the entire cost associated with the award in the same period the costs are recognized by the investee, to the extent that the Group’s claim on the investee’s book value has not been increased. The expenses recognized by the Group is included in the equity in loss of affiliate in the consolidated statements of comprehensive income (loss).
The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the year ended December 31, 2020.

F-1
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Deferred subsidy income
Deferred subsidy income consists of deferred income from government grants. Government grants mainly consist of cash subsidies received by the Group’s subsidiaries in the PRC from local governments as support on expenses relating to certain projects. Grants received with government specified performance obligations are recognized as other income when all the obligations have been satisfied. If such obligations are not satisfied, the Group may be required to refund the subsidy. The Group recorded cash grants of RMB7,509 and RMB3,920 and in deferred subsidy income as of December 31, 2020 and 2019 respectively.
2.16 Revenue recognition
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
Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. An the entity performs the following five steps to account for the arrangements that an entity determines are within the scope of ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
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
 (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine if the collaboration is deemed to be within the scope of ASC 808. For any units of account that are reflective of a vendor-customer relationship those units of account are accounted for within the scope of ASC 606. For any units of account that are not accounted for under ASC 606 and therefore accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (continued)

Collaboration revenue (continued)

The Group’s collaborative arrangements may contain more than one unit of account, or performance obligation, such as grant of licenses of intellectual property rights, promises to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. When multiple units of account or performance obligations are identified within the arrangements, the Group must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, the Group considers competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.

F-
20

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (continued)

Collaboration revenue (continued)
Licenses of Intellectual Property:
Upfront
non-refundable
payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For the license that is determined to be distinct, the Group recognizes revenues in the amount of non-refundable,
up-front
fees allocated to the license at a point in time, upon which the license is transferred to the licensee and the licensee is able to use and benefit from the license.
Research and Development Services:
The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized as revenue over time as delivery or performance of such services provided to the Group’s customers occurs.
Milestone Payments
: At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, the Group evaluates whether the milestones are considered probable of being reached and to the extent that a significant reversal of cumulative revenue would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Group re-evaluates
the probability of achieving such development milestones and any related constraint, and if necessary, adjust the estimate of the overall transaction price. Any resulting adjustment is recorded on a cumulative catch-up
basis, which would affect the Group’s reported revenues and earnings in the period of the adjustment.
Royalties
: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the sales-based royalties or milestone payments relate, the Group recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Contract assets and liabilities
Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts. The Group does not have impairment losses associated with contracts with customers for the years ended December 31, 2019 and 2020.
Contract liabilities consist of fees invoiced or paid by the Group’s customers for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Group’s revenue recognition criteria described above.
Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current in the consolidated balance sheet when the Group expects to complete the related performance obligations and invoice the customers within one year of the balance sheet date, and as long-term when the Group expects to complete the related performance obligations and invoice the customers more than one year out from the balance sheet date. Contract liabilities are classified as current in the consolidated balance sheet when the revenue recognition associated with the related customer payments and invoicing is expected to occur within one year of the balance sheet date and as long-term when the revenue recognition associated with the related customer payments and invoicing is expected to occur in more than one year from the balance sheet date.
2.17 Value-added-tax (“VAT”) recoverable and surcharges
Value added tax recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12% of the value-added-tax depending
on
the tax-payer’s location.
The deductible input VAT balance is included in the prepayments and other receivables in the consolidated balance sheets, and VAT payable balance is recorded in the accruals and other payables in the consolidated balance sheets.

F-2
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.18 Research and development expenses
Elements of research and development expenses primarily include (1) payroll and other related expenses of personnel engaged in research and development activities,
(2) in-licensed
patent rights fee of exclusive development rights of drugs granted to the Group, (3) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”), investigators and clinical trial sites that conduct the clinical studies, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses. Research and development expenses are charged to expenses as incurred when these expenditures are used for the Group’s research and development activities and have no alternative future uses.
The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial
milestone payments, are immediately expensed as acquired
in-process
research and development in the period in which they are incurred, provided that the new drug compound does not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. All development expenditures are recognized in profit or loss when incurred, as long as the conditions enabling capitalization of development expenses as an asset have not yet been met.
2.19 Leases
In accordance with ASC 842 adopted on January 1, 2019, the Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets, operating lease liability, and operating lease liability, non-current
in the Group’s consolidated balance sheets. The Group does not have any finance leases since the adoption date.
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
(i) elect for each lease not to separate
non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.
In connection with the adoption of ASC 842, on January 1, 2019, the Group recorded an impact of RMB13,100 on its assets and RMB11,333 on its liabilities for the recognition of operating lease right-of-use-assets
and operating lease liabilities, respectively, which are primarily related to the lease of the Group’s offices and warehouses. The adoption of ASC 842 did not have a material impact on the Group’s results of operations or cash flows.

F-2
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Comprehensive income (loss)
Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive income (loss).
2.21 Share-based compensation
The Group grants restricted shares and stock options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.
Employees’ share-based compensation awards, if equity-classified, are measured at the grant date fair value of the awards and are recognized as expenses over the requisite period of the award, which is generally the vesting term of share-based payment awards.
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
Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Group’s ordinary shares at the grant date of the award. Prior to the listing, estimation of the fair value of the Group’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Group’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. In addition, the forfeiture rate is estimated based on an analysis of the Group’s actual forfeitures and the appropriateness of the forfeiture rate will continue to be evaluated based on the actual forfeiture experience, analysis of employee turnover and other factors. The fair value of these awards was determined with the assistance from an independent third-party valuation firm.

F-2
3

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22 Income taxes
The Group accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future.
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
2.23 Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in the consolidated statements of comprehensive income (loss) over the period of the borrowings, using the effective interest method.
2.24 Business combination
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

F-2
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Segment information
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
2.26 Income (loss) per share
Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. Net income (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the income (loss). Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, shares issuable upon the issuance of ordinary shares to be issued to Everest using the if-converted method, shares issuable upon the conversion of the convertible promissory notes using the if-converted method, shares issuable upon the exercise of share options using the treasury stock method, shares issuable upon the issuance of ordinary shares for restricted shares units using the treasury stock method, and shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such shares would be anti-dilutive.
2.27 Adopted accounting pronouncements
In June 2016, the FASB issued ASU
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
ASU
2016-13
and ASU
2018-19
are effective for the annual reporting period beginning after December 15, 2019, including interim periods within that reporting period. The impact of this ASU to the consolidated financial statements is immaterial. The Group elected to adopt this ASU and applied this guidance retrospectively to all periods presented.
In January 2017, the FASB issued ASU
2017-04,
Intangibles—Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step
impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a material impact to its consolidated financial statements.
In August 2018 the FASB issued ASU
No. 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies certain disclosure requirements on fair value measurements. This standard became effective for us on January 1, 2020.

F-2
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.27 Adopted accounting pronouncements (continued)

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

This standard became effective for the Group on January 1, 2020. A retrospective transition approach is required for either all contracts or only for contracts that are not completed at the date of initial application of ASC 606, with a cumulative adjustment to opening retained earnings. Since the Group’s all relevant units of accounts were accounted for under ASC 606, the adoption of this ASU does not have a material impact to the Group’s consolidated financial statements, with no adjustment to its opening retained earnings.
2.28     Recent accounting pronouncements
In December 2019, the FASB issued ASU 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company beginning on January 1, 2022. Early adoption of the amendments is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying Interactions between Topic 321, Topic 323, and Topic 815. ASU 2020-01addresses accounting for the transition into and out of the equity method and provides guidance on whether equity method accounting would be applied to certain purchased options and forward contracts upon settlement. ASU
2020-01
is effective for the Group’s annual periods beginning after December 15, 2021. ASU
2020-01
will be applied prospectively. Early adoption is permitted. The Group is currently evaluating the effect the adoption of ASU
2020-01
will have on its consolidated financial statements.

F-2
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
3. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS
Accounts receivable and contract assets, net of allowance for credit losses, consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$(Note 2.5)

Accounts receivable, gross	—	130,498	20,000
Allowance for credit losses	—	—	—

Accounts receivable, net	—	130,498	20,000

	As of December 31,
	2019	2020
	RMB	RMB	US$(Note 2.5)

Contract assets, gross	—	227,391	34,849
Allowance for credit losses	—	—	—

Contract assets, net	—	227,391	34,849

No allowance for credit losses was recorded as of December 31, 2019 and 2020.
4. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Prepayments:
- Prepayments to CRO vendors	78,740	83,140	12,742
- Prepayments for other services	880	2,550	391
Receivables due from employees (1)	16,201	—	—
Receivables due from an affiliate (Note 2 3 )	—	21,212	3,251
Value-added tax recoverable	12,517	63,664	9,757
Rental deposits	546	1,766	271
Interest receivables	764	236	36
Others	26,388	22,899	3,509

	136,036	195,467	29,957

(1)
The balance mainly represents the receivables due from
certain
employees, arose from the Group’s obligation to pay the withholding individual income tax (“IIT”) for those employees’ stock option activities. The balance was collected by the Group in January 2020.

F-27

I-MAB
N
O
TES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software consist of the following:

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Cost
Laboratory equipmen t	24,265	30,808	4,722
Leasehold improvement	11,856	13,842	2,121
Software	10,220	9,990	1,531
Office furniture and equipment	1,526	1,531	234

Total property, equipment and software	47,867	56,171	8,608

Less: accumulated depreciation and amortization	(18,221)	(30,899)	(4,735)

Net book value	29,646	25,272	3,873
Construction in progress	423	—	—

Total net book value of property, equipment and software	30,069	25,272	3,873

The total amounts charged to the consolidated statements of comprehensive income/(loss) for depreciation and amortization expenses amounted to approximately RMB6.7 million, RMB9.8 million and RMB12.7 million, for the years ended December 31, 2018, 2019 and 2020, respectively.

6
. LEASES
As of December 31, 2020, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2023. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.
Information related to operating leases as of December 31, 2019 and 2020 is as follows (in thousands, except for percentages and years).

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Assets
Operating lease right-of-use assets	16,435	14,997	2,298

Liabilities
Operating lease liabilities, current	6,807	8,058	1,235
Operating lease liabilities, non-current	7,492	5,542	849

Weighted average remaining lease term (years)	2.4	1.7	1.7
Weighted average discount rate	5%	5%	5%

Information related to operating lease activity during the years ended December 31, 2019 and 2020 is as follows:

	For the Year Ended
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Operating lease rental expense
Amortization of right-of-use assets	5,260	8,158	1,250
Expense for short-term leases within 12 months	592	—	—
Interest of lease liabilities	543	679	104

	6,395	8,837	1,354

F-2
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6
. LEASES (CONTINUED)

Maturities of lease liabilities were as follows:

	As of December 31,
	2020
	RMB	US$ (Note 2.5)

2020	—	—
2021	8,901	1,364
2022	5,464	837
2023	536	82
2024	—	—
Thereafter	—	—

Total undiscounted lease payments	14,901	2,283
Less: imputed interest	(1,301)	(199)

Total lease liabilities	13,600	2,084

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7
. INTANGIBLE ASSETS
Intangible assets as of December 31, 2019 and 2020 are summarized as follows:

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB	US$ (Note 2.5)
Intangible assets
IPR&D TJ103	11,670	(1,556)	10,114	1,550
IPR&D TJ101	110,330	—	110,330	16,909

Total intangible assets	122,000	(1,556)	120,444	18,459

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB	US$ (Note 2.5)
Intangible assets
IPR&D TJ103	11,670	—	11,670	1,788
IPR&D TJ102	26,844	—	26,844	4,114
IPR&D TJ101	110,330	—	110,330	16,909

Total intangible assets	148,844	—	148,844	22,811

The three IPR&D assets (TJ103, TJ101, and TJ102) were acquired from the business combination of
I-Mab
Tianjin and its subsidiaries including Chengdu Tasgen
Bio-Tech
Co., Ltd. and Shanghai Tianyunjian
Bio-Tech
Co., Ltd. (together the “Tasgen Group”) in 2017. The licensor of these IPR&D assets was Genexine, Inc. The gross carrying amounts represent the fair value assigned to the respective research and development assets. At the date of acquisition, all three assets had not reached technological feasibility. They were considered indefinite lived.
IPR&D related to TJ103 was subsequently determined to have a finite useful life as a result of an out-licensing
arrangement. Consequently, the Group uses the straight-line method to amortize the asset. The amortization for the years ended December 31, 2018, 2019 and 2020 was nil, nil, and RMB1,556 respectively, recognized as research and development expenses in the consolidated statements of comprehensive income (loss). The estimated amortization expense for each of the five succeeding fiscal years is RMB778.
On September 15, 2020, I-Mab Hong Kong and Genexine, Inc. entered into amendments to Intellectual Property License Agreement with I-Mab Hangzhou to assign and transfer all the rights and obligations related to TJ102 to I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), pursuant to an equity transfer and investment agreement entered into between I-Mab Hong Kong and various parties (see Note
9
).
As of December 31, 2019 and 2020, there was no impairment of the value of the Group’s intangible assets.

F-
30

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8
. GOODWILL
On July 15, 2017, the Group acquired 66.67% of the equity interests in the Tasgen Group by issuing convertible preferred shares, and controlled the board of directors and business of
I-Mab
Tianjin since then. Tasgen Group is principally engaged in the research and development of innovative medicines and the Group acquired Tasgen Group for its research team, technical experience, and IPR&D pipeline assets (see Note
7
). As of December 31, 2019 and 2020, the goodwill of RMB162,574 (US$24,916) represented the goodwill generated from the aforementioned acquisition of Tasgen Group and the business of Tasgen Group was fully integrated into the Company after the acquisition.
As of December 31, 2019 and 2020, the Group performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Group’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount and therefore the Group’s goodwill was not impaired.
9
. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES
(a) Investment accounted for using the equity method
I-Mab
Hangzhou, incorporated on June 16, 2019, was a wholly owned subsidiary of
I-Mab
Hong Kong with registered capital of US$30 million, which was paid up by
I-Mab
Hong Kong on September 14, 2020.
On September 15, 2020 (the “Closing Date”),
I-Mab
Hong Kong entered into an equity transfer and investment agreement (the “SPA”) with (i) a limited partnership jointly established by the management of
I-Mab
Hangzhou to hold restricted equity of
I-Mab
Hangzhou issued to the management (“Management Holdco”), (ii) a limited partnership established to hold the shares of
I-Mab
Hangzhou for future equity incentive plan (“ESOP Holdco”) and (iii) a group of domestic investors in China (“Domestic Investors”).
In accordance with the terms of the SPA,

(i)
I-Mab
Hong Kong agreed to assign all rights and obligations/ownership of certain drug candidates in different stages of development (“Target Pipelines”) to
I-Mab
Hangzhou as of the Closing Date as well as to transfer employment of a team of designated management/workforce to
I-Mab
Hangzhou. The Target Pipelines were evaluated by an independent valuer, with a total value of US$105 million as of the Closing Date;

(ii)
Management Holdco would acquire 10% of the equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The
10
% equity is represented by
I-Mab
Hangzhou’s registered capital of US$3 million, and that after acquiring such equity, Management Holdco is committed to pay US$3 million in cash to
I-Mab
Hangzhou to fulfil its capital contribution obligations in a period of four years starting from the Closing Date;

(iii)
ESOP Holdco would acquire 5% of the equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The
5
% equity is represented by
I-Mab
Hangzhou’s registered capital of US$1.5 million. All of such equity would be used for
I-Mab
Hangzhou’s future equity incentive plan.

(iv)
Domestic Investors would acquire a total of 40% of the equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The
40
% equity is represented by
I-Mab
Hangzhou’s registered capital of US$12 million, and after acquiring such equity of
I-Mab
Hangzhou, Domestic Investors would pay US$120 million collectively in cash to
I-Mab
Hangzhou to fulfil its capital contribution obligations.

F-3
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9
. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES
(a) Investment accounted for using the equity method (continued)
Upon closing of the SPA, the registered capital of I-Mab Hangzhou remained to be
 US$30
million. As of December 31, 2020, among the total
25,500,000 outstanding shares of
I-Mab
Hangzhou, 13,500,000 shares were held by
I-Mab
H
ong Kong
 while the remaining 12,000,000
shares was held by Domestic Investors.
Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December, 31, 2020.
Once all the
se 4,500,000
 subscribed shares of I-Mab Hangzhou are purchased

by

or issued to Management Holdco and ESOP Holdco, the equity interest in I-Mab Hangzhou held by I-Mab Hong Kong, Domestic Investors, Management Holdco and ESOP Holdco would be
 45%, 40%, 10% and 5% respectively
.
On the same day,
I-Mab
Hong Kong also entered into a shareholders agreement with the aforementioned investors (the “SHA”). According to the SHA and
I-Mab
Hangzhou’s articles of association, the board of directors of
I-Mab
Hangzhou shall be composed of seven directors. The directors shall be elected in the following ways:
I-Mab
Hong Kong is entitled to appoint three directors, including the chairman of the board of directors, as well as nominate one independent director; the Management Holdco is entitled to appoint one director; two non-related
entities of the Domestic Investors are entitled to appoint one director respectively (“Investors Directors”). Each director of the board of directors shall have one vote.
I-Mab
Hong Kong, Management Holdco and ESOP Holdco agree to act in concert, as long as each of Management Holdco and ESOP Holdco respectively holds equity in
I-Mab
Hangzhou, when exercising the rights as a shareholder.
As a result of the above transactions,
I-Mab
Hangzhou became an affiliate of the Group on the Closing Date in accordance with ASC 810 since
I-Mab
Hangzhou meets the definition of a business under ASC 805. In accordance with ASC
810-10,
I-Mab
Hangzhou is a variable interest entity, and no shareholder shall consolidate
I-Mab
Hangzhou under VIE model as neither party have the power to direct all the activities that most significantly impact the economic performance of
I-Mab
Hangzhou. Therefore, the Group deconsolidated
I-Mab
Hangzhou and retained significant influence in
I-Mab
Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of
I-Mab
Hangzhou was initially measured at fair value in accordance with ASC
810-10-40.
The Group determined the fair value of its retained equity interest with the assistance of an independent third-party valuation firm. The Group used equity allocation model to estimate the fair value of the investment. The fair value as of the Closing Date was US$112,039 (equivalent to approximately RMB764,352), which reflected the fact that the shares subscribed by Management Holdco and ESOP Holdco were not issued and outstanding as of the Closing Date.
A gain of RMB407,598 million was recognized as a result of the deconsolidation. The gain represented the difference between:

i)	The fair value of the retained noncontrolling investment in I-Mab Hangzhou at the Closing Date; and

ii)	The aggregate of all of the following:

a)	the carrying amount of transferred intellectual property related to TJ102 at the Closing Date (see Note 7 );

b)	the fair value of the put right liabilities written by I-Mab Hong Kong to Domestic Investors;

c)	the carrying amount of I-Mab Hangzhou’s net assets at the Closing Date .

F-3
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
9
. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)
(a) Investment accounted for using the equity method (continued)

Subsequently, pursuant to the
I-Mab
Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of
I-Mab
Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. For the period from September 15, 2020 to December 31, 2020, the Group recognized RMB67,425 in equity in loss of an affiliate in the consolidated statements of comprehensive income.
The purchase price of US$3 million committed by Management Holdco under SPA, representing 10% of the equity of I-Mab Hangzhou, is significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess is considered as share-based compensation to the I-Mab Hangzhou’s management for the services to be used or consumed in the I-Mab Hangzhou’s own operations. The share-based compensation is considered granted upon the Closing Date and cliff vests after five years of service since the Closing Date. Consequently, the Group recognizes its proportionate share of the compensation expense recorded by I-Mab Hangzhou. For the period from September 15, 2020 to December 31, 2020, the amount included in the equity in loss of an affiliate in the Group’s consolidated statements of comprehensive income is RMB8,456.
Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to I-Mab Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (“2020 Plan”, see Note 1
7
(f)). These individuals continued to qualify the definition of the eligible participants under the 2020 Plan after the Closing Date. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that I-Mab Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of I-Mab Hangzhou are not providing proportionate value to sponsor the 2020 Plan nor is the Group receiving any consideration for the awards granted to employees of I-Mab Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred at the same period as the costs are recognized by I-Mab Hangzhou. For the year ended
December 31, 2020, such expenses of
RMB32,707
and was recorded in the equity in loss of an affiliate in the consolidated statements of comprehensive income.
As of December 31, 2020, the carrying value of the Group’s long-term investment measured under equity method was
RMB664,832.
The Group presented the summarized financial information of the Group’s long-term investment measured under equity method below in accordance with Rule 4-08 of Regulation S-X (RMB in thousands).

For the period from September 15 , 2020 to December 31, 2020
Operating data:
Revenue	271
Gross profit	271
Loss from operations	(85,945)
Net Loss	(85,945)

As of December 31,
2020
Balance sheet data:
Current assets	923,010
Non-current assets	810,623
Current liabilities	31,519
Non-current liabilities	10,933
Non-controlling interests	—

F-3
3

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
9
. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(b) Put right liabilities
Pursuant to the SHA, if
I-Mab
Hangzhou fails to close a public offering of
I-Mab
Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and
Medium-Sized
Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of
I-Mab
Hangzhou in accordance with provisions of the SHA within 4 years after September 15, 2020,
I-Mab
Hong Kong is obligated to repurchase the equity held by Domestic Investors in cash or in
I-Mab’s
stock (subject to the approval procedures of
I-Mab)
within 3 years from the expiration of the
4-year
period after the Closing Date of September 15, 2020.
The put right written by
I-Mab
Hong Kong to Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (loss) in the consolidated statements of comprehensive income (loss).
The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (finnerty model) to estimate the fair value of the put right using the following assumptions:

	As of September 15, and September 30,		As of December 31,
	2020		2020
Expected terms (Year)		4		4
Estimated volatility		55.2%		55.9%
Spot price	US$	143,401	US$	143,804
Probability of triggering event for redemption option		65%		65%
The model requires the input of highly subjective assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable company for a period with length commensurate to the expected terms of redemption event. The spot price was determined with assistance from an independent third-party valuation firm. The Group’s management is ultimately responsible for the determination of the spot price and probability of triggering event for redemption option.
Significant decreases in interval between valuation date and maturity date, estimated volatility, spot price and probability of triggering event for redemption option would result in a significantly lower fair value measurement.

F-3
4

I-MAB
NOTES
TO THE
CONSOLIDATED
FINANCIAL
STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10
. SHORT-TERM BORROWINGS
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
In June 2019,
I-Mab
Bio-tech
(Tianjin) Co., Ltd. borrowed a loan of RMB50,000 from China Merchant Bank Co., Ltd. for a term of one year and at the interest rate of 4.15% per annum. To facilitate this borrowing, another subsidiary of the Company in Hong Kong placed cash deposits of US$8,000 (equivalent to approximately RMB55,810) with the bank. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the borrowing. The deposits have a one-year
term and bear interest at 2.63% per annum. The borrowing was fully repaid in June 2020.
1
1
. ACCRUALS AND OTHER PAYABLES

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Current:
Staff salaries and welfare payables	30,166	94,133	14,427
Accrued external research and development activities related expenses	144,000	218,583	33,499
Accrued initial public offering costs payable	17,504	—	—
Accrued private placement offering costs payable	—	128,786	19,737
Withholding IIT payable related to stock options	16,201	—	—
Non-refundable incentive payment from depositary bank (2)	—	2,424	371
Accrued traveling expenses, office expenses and others	65,682	116,632	17,875

	273,553	560,558	85,909

Non-current:
Non-refundable incentive payment from depositary bank (2)	—	7,474	1,145
Advance payment received from an employee for exercise of stock options	—	1,501	230

	—	8,975	1,375
Total	—	569,533	87,284

(2)
The Group received a
non-refundable
incentive payment of US$1,857 (equivalent to approximately RMB12,982) from depositary bank in April 2020. The amount was recorded ratably as other gains over a five-year arrangement period. For the year ended December 31, 2020, the Group has recorded RMB2,348 as other income in the consolidated statements of comprehensive income.

F-3
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
2
. INCOME TAXES
Cayman Islands
I-Mab is
incorporated in the Cayman Islands. Under the current laws of the Cayman
Islands, I-Mab is
not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
I-Mab
did business registration in Hong Kong and has a Hong Kong tax file number.
Hong Kong
I-Mab Biopharma
Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2018, 2019 and
2020, I-Mab Biopharma
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

F-3
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
2
. INCOME TAXES (CONTINUED)
China (continued)

I-Mab Shanghai
has been qualified as “High and New Technology Enterprise” and enjoys a preferential income tax rate of 15% from 2018 to 2020.
The Company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.
No provision for corporate income taxes for corresponding tax residents has been made because the Group are in cumulative loss positions for all the periods presented. During the year ended December 31, 2020, the Group recorded withholding taxes with the amount of RMB12,231 in relation to research and development service and other supporting service charges made by its non-PRC tax resident subsidiaries to its PRC tax resident subsidiaries.
Reconciliations of
t
he differences between
t
he PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Income (loss) before income ta x	(401,111)	(1,451,950)	483,146	74,044
Income tax computed at respective applicable tax rate	(56,093)	(148,871)	66,044	10,122
Non-deductible expenses	2,548	87,021	72,256	11,073
Research and development expenses plus deduction	(6,762)	(9,254)	(60,776)	(9,314)
Changes in valuation allowance	62,029	71,104	(65,293)	(10,007)

	1,722	—	12,231	1,874

Effect of tax holidays entitled by the PRC subsidiaries on basic income (loss) per share	3.07	9.55	0.34	0.05
The principal components of the deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Deferred tax assets:
Net operating loss carryforwar d	92,185	136,443	107,344	16,451
Depreciat i on and amortization of property, equipment, software and intangible asset, net	18,405	44,398	30,417	4,662
Accrual expense	21,132	21,867	10,568	1,620
Less: valuation allowance	(94,511)	(165,497)	(100,204)	(15,358)

Total deferred tax asset s	37,211	37,211	48,125	7,375

Deferred tax liabilities:
Acquired intangible assets	37,211	37,211	18,067	2,768
Contract assets	—	—	30,058	4,607

Total deferred tax liabilities	37,211	37,211	48,125	7,375

Deferred tax assets, net	—	—	—	—

F-3
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
2
. INCOME TAXES (CONTINUED)

Movement of the valuation allowance is as follows:

	Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Balance as of January 1	(49,541)	(94,511)	(165,497)	(25,364)
Addition s	(62,029)	(71,104)	(36,061)	(5,527)
Utilization and reversal of valuation allowances	—	—	89,154	13,663
Decrease due to the change of tax rate	17,059	118	12,200	1,870

Balance as of December 31	(94,511)	(165,497)	(100,204)	(15,358)

As of December 31, 2020, the Group had a majority of net operating losses of approximately RMB556,649 which arose from the subsidiaries established in the PRC. The tax losses carried forward various in the PRC will expire during the period beginning from 2021 to 2030 based on entity’s preferential tax status.
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
The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses together with other deferred tax assets will not be utilized in the foreseeable future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2019 and 2020.
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.
1
3
. ORDINARY SHARES
As of December 31, 2018 and 2019, 500,000,000 ordinary shares had been authorized by the Company. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

F-3
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
3
. ORDINARY SHARES (CONTINUED)

On October 29, 2019, the Company’s shareholders and board of directors approved that immediately prior to the completion of initial public offering, the

Company’s authorized share capital will be changed into US$
80,000
divided into
800,000,000
ordinary shares of a par value of US$
0.0001
each.
On January 17, 2020, the Company completed its IPO and became listed on the Nasdaq Global Market by issuing 7,407,400 American Depositary Shares (“ADSs”) at the price of US$14.00 per ADS for total gross proceeds of US$103.7 million. On February 10, 2020, the underwriters of the IPO have exercised their over-allotment option to purchase an additional 768,350 ADSs of the Company at the IPO price of US$14.00 per ADS. After giving effect to the exercise of the over-allotment option, the Company has issued and sold a total of 8,175,750 ADSs in the IPO, for total net proceeds of US$101.3 million (equivalent to RMB697,788), netting of issuance cost from total gross proceeds of US$114.5 million. Each ten ADSs represent twenty-three ordinary shares of the Company.
On January 17, 2020, the Company also issued 6,078,571 ordinary shares to Everest (see Note 1
8
 for details).
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
B-2
Preferred Shares, 31,046,360 Series C Preferred Shares and 3,857,143 Series
C-1
Preferred Shares were converted into 30,227,056, 23,288,783, 3,714,580, 3,571,427, 34,420,469 and 4,537,814 ordinary shares, respectively.
On July 15, 2020, the Company’s Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Group. The Company made a total prepayment of US$5,000 (equivalent to RMB34,051) for the share repurchase. The prepayment was collected subsequently in October 2020. No repurchase activity was taken place for the year ended December, 31, 2020.
On September 3, 2020, the Company entered into definitive subscription agreements with a consortium of institutional investors (the “Investors”) to raise approximately US$418 million through a private placement. The consortium is led by Hillhouse Capital Group (“Hillhouse”), with significant participation by GIC Private Limited, and also includes certain other leading Asian and U.S. biotech investment funds, Hillhouse is entitled to nominate one representative to
I-Mab’s
Board of Directors.
The private placement comprises (1) the sale to the Investors of the Group’s 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS amounting to approximately US$418 million; and (2) warrants (the “Investor Warrants”, see Note 1
6
(b)) to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the Investor Warrants are fully exercised. The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement.
The subscription agreement with the Hillhouse entities contemplates two closings. The first closing occurred on September 11, 2020, and the second closing is conditioned upon an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director and the lemzoparlimab out-licensing
agreement with AbbVie (see Note 1
8
) being or remaining effective. Upon the first closing, 20,421,378 ordinary shares and 3,744,032 Investor Warrants were issued to the Investors for total gross proceeds of approximately US$293.0 million. On December 17, 2020, the Group entered into a written amendment made to the subscription agreement with the Hillhouse entities, which removed one of the two conditions for the second closing that an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director. The second closing occurred as the other condition was satisfied and 8,712,124 ordinary shares as well as 1,597,235 Investor Warrants were issued to the Hillhouse entities for total gross proceeds of approximately US$125.0 million. The total net proceeds, netting of issuance cost, from the private placement was US$397.2 million (equivalent to RMB2,653,669).
As of December 31, 2020, 1,841,373
stock options were exercised, and 7,000 restricted share units were issued as ordinary shares.

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
4
. CONVERTIBLE PREFERRED SHARES
On October 18, 2016, the Company issued 5,141,587 shares of Series
A-1
and
A-2
Preferred Shares with a consideration of US$11,282 (equivalent to approximately RMB74,742). In connection with the Series
A-1
and
A-2
Preferred Shares issuance, the Company also issued 2,246,744 warrant to purchase its Series
A-3
Preferred Shares (“Series
A-3
Warrants”).
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
A-2
Preferred Shares and Series
A-3
Preferred Shares are also referred to as Series A Preferred Shares.
On September 22, 2017, the Company issued 15,894,594 shares of Series B Preferred Shares with a consideration of US$52,546 (equivalent to approximately RMB346,515). In connection with the Series B Preferred Shares issuance, the Company also issued convertible promissory notes that are convertible into Series
B-1
Preferred Shares (“2017 Notes” and see Note 14) and 5,633,780 warrants to purchase its Series
B-2
Preferred Shares (“Series B Warrant” and see Note 1
6
).
Concurrently with the Company’s issuance of Series B Preferred Shares, the Company also completed a round of onshore financing with respect to the Group’s subsidiary
I-MAB
Tianjin (“Series B Onshore Financing”). Series B Onshore Financing comprised 1) capital injection to
I-Mab
Tianjin by a number of investors (“Series B Onshore Investors”) (see Note 1
5
), 2)
I-Mab
Tianjin’s issuance of convertible loans (“Onshore Convertible Loans” and see Note 1
5
), and 3) the Company’s issuance of 2,620,842 warrants to purchase its Series
B-2
Preferred Shares (“Series B Warrants” and see Note 1
6
).
On June 29, 2018, the Company issued total 8,361,823 shares of Series
A-3
Preferred Shares upon exercise of Series
A-3
Option held by its holder.
On June 29, 2018, the Company issued 2,535,201 shares of Series
B-1
Preferred Shares upon conversion of 2017 Notes and issued 2,253,512 shares of Series
B-2
Preferred Shares upon exercise of Series B Warrant by Series B preferred shareholders.
On June 29, 2018, the Company issued 5,938,640 shares of Series B Preferred Shares upon exercise of the Series B Option held by a Series B Onshore Investor and issued 947,218 shares of Series
B-1
Preferred Shares upon conversion of Onshore Convertible Loans by a Series B Onshore Investor (see Note 1
5
), respectively.
On July 6, 2018, the Company issued 1,455,549 shares of Series B Preferred Shares upon exercise of the Series B Option held by a Series B Onshore Investor, issued 232,161 shares of Series
B-1
Preferred Shares upon conversion of Onshore Convertible Loans by a Series B Onshore Investor (see Note 1
5
) and issued 1,048,337 shares of Series
B-2
Preferred Shares upon exercise of Series B Warrant by Series B Onshore Investors, respectively.

F-
40

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
4
. CONVERTIBLE PREFERRED SHARES (CONTINUED)

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

F-4
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
4
. CONVERTIBLE PREFERRED SHARES (CONTINUED)
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

F-4
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
4
. CONVERTIBLE PREFERRED SHARES (CONTINUED)
Modification of preferred shares (continued)

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
B-2
and C Preferred Shares immediately before and after the modification was US$
4.0
million (equivalent to approximately RMB
27.8
million) on December 25, 2019. This decrease in fair value of the ordinary shares of US$4.0 million (equivalent to approximately RMB27.8 million) on December 25, 2019 was, in substance, a transfer of wealth mostly from ordinary shareholders to preferred shareholders, and therefore was recorded as a deemed dividend to the preferred shareholders
.
The Company evaluated the aforementioned modifications and concluded that they represented extinguishment to Series
C-1
Preferred Shares. The difference between the fair value of the modified Series
C-1
Preferred Shares and the carrying value of the original Series
C-1
Preferred Shares was amounting US$0.8 million on December 25, 2019 and represented the fair value of the consideration transferred, and therefore was recognized as a deemed dividend to the preferred shareholders and adjustment to the carrying amount of Series
C-1
Preferred Shares
.

F-4
3

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
4
. CONVERTIBLE PREFERRED SHARES (CONTINUED)

The Company’s convertible preferred shares activities for the years ended December 31, 2019 and 2020 are summarized below:

	Series A Preferred Shares			Series B Preferred Shares			Series C Preferred Shares			Series C-1 Preferred Shares
	Number of shares	Amount	Amount	Number of shares	Amount	Amount	Number of shares	Amount	Amount	Number of shares	Amount	Amount
		US$	RMB		US$	RMB		US$	RMB		US$	RMB
Balance as of January 1, 2019	30,227,056	102,852	687,482	30,305,212	139,407	921,243	31,046,360	197,478	1,306,633	—	—	—
Issuance of Series C-1 Preferred Shares, net of issuance costs	—	—	—	—	—	—	—	—	—	3,857,143	26,160	183,536
Adjustment at extinguishment of Series C-1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	754	5,283

Balance as of December 31, 2019	30,227,056	102,852	687,482	30,305,212	139,407	921,243	31,046,360	197,478	1,306,633	3,857,143	26,914	188,819

Conversion to ordinary shares upon IPO	(30,227,056)	(102,852)	(687,482)	(30,305,212)	(139,407)	(921,243)	(31,046,360)	(197,478)	(1,306,633)	(3,857,143)	(26,914)	(188,819)
Balance as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—

F-4
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
5
. CONVERTIBLE PROMISSORY NOTES AND ONSHORE CONVERTIBLE LOANS
2017 Notes
On September 25, 2017, the Company issued US$11,520 convertible promissory notes (“2017 Notes”) to investors of Series B Preferred Shares (see Note 1
4
) at a compound interest rate of 8% per annum, maturing on 36 months after the issuance date. Under the agreement, the holder of the 2017 Notes may convert the outstanding principal amount into Series
B-1
Preferred Shares at the conversion price of US$5.38 per share or a lower price as may be agreed by the investors and the Company at any time from six months prior to the maturity date and prior to the repayment in full of the 2017 Note. No interest shall be accrued if the 2017 Notes have been converted into Series
B-1
Preferred Shares.
As the fair value of the Company’s ordinary shares on September 25, 2017 was lower than the effective conversion price of US$5.38, the Company did not record a BCF.
On June 29, 2018, the Company’s 2017 Notes were converted into the Company’s 2,535,201 Series
B-1
Preferred Shares at the nominal conversion price of US$5.38 per share.
2018 Notes
On February 3, 2018, the Company issued US$9,000 (equivalent to approximately RMB59,704) convertible promissory notes (“2018 Notes”) to Genexine, Inc. of Series
A-3
Preferred Shares at an annual interest rate of 0%, maturing on 36 months after the issuance date. Under the agreement, the holder of the 2018 Notes may convert the 2018 Notes outstanding principal amount into Series
B-1
Preferred Shares at the conversion price being lower of US$10 per share and fair market value at any time prior to the maturity date. Alternatively, the 2018 Notes shall be automatically converted into the Company’s Series B Preferred Shares upon the maturity. As the fair value of the Company’s ordinary shares on February 3, 2018 of US$3.96 was equal to the effective conversion price (being lower of US$10 per share and fair market value), the Company did not record a BCF. On December 17, 2020, the Group issued 900,000 ordinary shares to Genexine, Inc. upon the full conversion of the 2018 Notes with the conversion price of US$10 per share.
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

F-4
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
6
. WARRANTS
(a) Warrants to purchase preferred shares
In connection with the issuance of the Series B Preferred Shares on September 22, 2017, 5,633,780 Series B Warrants were issued to Series B preferred shareholders, which provided the holders the right to purchase Series
B-2
Preferred Shares.
In connection with the Company’s Series B Onshore Financing that took place on September 25, 2017, 2,620,842 Series B Warrants were issued to Series B Onshore Investors, which provided the holders the right to purchase Series
B-2
Preferred Shares.
During the period from June 29, 2018 to July 6, 2018, 3,301,849 Series B Warrants (representing Tranche I of Series B Warrants) were exercised to purchase 3,301,849 Series
B-2
Preferred Shares with proceeds of US$20,000 (equivalent to approximately RMB132,332).
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
According to the confirmations issued by the Company’s Series B Warrants holders in July 2019, the holders of Series B Warrants has unconditionally and irrevocably waived and cancelled the Tranche II of Series B Warrants. The fair value gain of warrants for the years ended December 31, 2019 and 2020 was amounting to RMB5,644 and nil, respectively.
Accounting of warrants for purchase preferred shares
The warrant is a freestanding instrument and is recorded as liability in accordance with ASC 480,
Distinguishing Liabilities from Equity
.
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
The Company determined the fair value of the warrants with the assistance of an independent third-party valuation firm.
(b) Warrants to purchase ordinary shares
As mentioned in Note 1
3
, on September 3, 2020, the Group entered into definitive subscription agreements with the Investors to raise approximately US$418 million through a private placement, which comprises the Investor Warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS.

F-4
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
6
. WARRANTS (CONTINUED)
(b) Warrants to purchase ordinary shares (Continued)

The Subscription Agreement with the Hillhouse entities contemplates two closings. In the first closing occurred on September 11, 2020 and second closing occurred on December 17, 2020, the Investor Warrants were issued with fixed exercise prices of US$45.00 per ADS (equivalent to US$19.57 per share) and lives of one year. The number of common share purchasable upon exercise of the Investor Warrants shall be proportionally adjusted to reflect any share dividend, share split, combination of shares or reverse share split, or other similar event affecting the number of outstanding common shares.
Accounting for warrants to purchase ordinary shares
The Investor Warrants are regarded as indexed to the Company’s own stock and were classified as equity and initially measured at fair value and subsequent changes in fair value are not recognized as long as the Investor Warrants continue to be classified as equity. The estimated fair value of the Investor Warrants was shown below, which were used to determine the allocation of the total proceeds for the sale of ordinary shares between the Investor Warrants and ordinary shares.

	Terms	Exercise Price per share US$	Outstanding Units	Fair value at the closing date RMB’000
Warrants to purchase ordinary shares (first closing on September 11, 2020)	12 months	19.57	3,744,032	71,874
Warrants to purchase ordinary shares (second closing on December 17, 2020)	12 months	19.57	1,597,235	37,869
The Group determined the fair value of the warrants with the assistance of an independent third-party valuation firm. The Group used the binomial model to estimate the fair value of the warrant on September 11, 2020 and December 17, 2020 when the Investor Warrants were issued using the following assumptions:

	As of September 11,		As of December 17,
	2020		2020

Risk-free rate of return		0.12%		0.08%
Maturity date		September 11, 2021		December 17, 2021
Estimated volatility rate		60.72%		59.56%
Exercise price	US$	19.57	US$	19.57
The model requires the input of assumptions including the risk-free rate of return, maturity date and estimated volatility rate. The risk-free rate for periods within the contractual life is based on the US treasury strip bond with maturity similar to the maturity of the warrants as of valuation dates plus a China country risk premium. For expected volatilities, the Group has made reference to the historical daily stock prices volatilities of ordinary shares of several comparable companies in the same industry as the Group.

F-4
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
7
. SHARE-BASED COMPENSATION
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
Deferred share-based compensation was measured for the restricted shares using the estimated fair value of the Company’s ordinary shares of US$0.77 at the date of imposition of the restriction in October 2016, and was amortized to the consolidated statements of comprehensive loss by using graded vesting method over the vesting term of 3 years. As of December 31, 2019, all the restricted shares were fully vested.

F-4
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(a) Restricted shares (continued)

The amounts of shared-based compensation expense in relation to the restricted shares recognized in the years ended December 31, 2018, 2019 and 2020 were RMB3,520, RMB1,566 and nil, respectively.
Share-based compensation expenses related to restricted shares were included in:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	1,056	470	—	—
Administrative expenses	2,464	1,096	—	—

	3,520	1,566	—	—

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

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(b) 2017 Employee Stock Option Plan (“2017 Plan”) (continued)

On December 25, 2019, the Second Amended and Restated 2017 Plan was approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2017 Plan shall be adjusted in accordance with a formula pre-approved
by the shareholders. In connection with above amendments to 2017 Plan, each of the Company’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, is willing to irrevocably surrender by him or her, for no consideration, a portion of the unvested options granted to him or her, which, if vested, would entitle him or her to acquire up to 130,000 ordinary shares of the Company, par val
u
e US$0.0001 per share, at an exercise price of US$1.0, respectively, under the Second Amended and Restated 2017 Plan (in respect of each individual, the “Founder’s Surrendered Options”). On December 25, 2019, the board of directors of the Company approved that the Company accepts all Founder’s Surrendered Options from each of the founders, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, for no consideration, with effect immediately prior to the completion of the IPO and such surrendered options be cancelled with effect immediately prior to the completion of the IPO.
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
For the years ended December 31, 2018 and 2019, the Group granted 1,470,000 and 640,000 stock options respectively, to its employees (all with an exercise price of US$1).
The Group did not grant any stock options to employees for the year ended December 31, 2020. No options were exercisable as of December 31, 2019 and 6,790,924 stock options were exercisable as of December 31, 2020. No options were exercised as of December 31, 2019 and 1,439,373 stock options were exercised as of December 31, 2020.

F-
50

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(b) 2017 Employee Stock Option Plan (“2017 Plan”) (continued)

The following table sets forth the stock options activities of 2017 Plan for the periods presented:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2017	11,761,596	0.94	9.50	24,890
Granted	1,470,000	1.00	—	—
Forfeited	(226,000)	1.00	—	—

Outstanding as of December 31, 2018	13,005,596	0.95	8.61	70,129
Granted	640,000	1.00	—	—
Forfeited	(397,500)	1.00	—	—
Repurchased (Note 1 7 (d))	(3,435,215)	1.00	—	—

Outstanding as of December 31 ,2019	9,812,881	0.93	7.76	47,671

Forfeited	(338,876)	1.00	—	—
Exercised	(1,439,373)	0.72	—	—
Surrendered (Note 1 7 (h))	(332,566)	1.00	—	—

Outstanding as of December 31 ,2020	7,702,066	0.97	6.75	150,415

Exercisable as of December 31, 2020	6,790,924	0.97	6.75	132,650

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year ended December 31,
	2018	2019

Expected volatility	61.32%-62.13%	54.64%
Risk-free interest rate (per annum)	2.81%-3.06%	2.15%
Exercise multiple	2.80	2.80
Expected dividend yield	—	—
Contractual term (in years)	10	10
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

F-5
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(b) 2017 Employee Stock Option Plan (“2017 Plan”) (continued)

A summa
r
y of
non-vested
stock option activities for the year ended December 31, 2020 is presented below:

	Number of shares	Weighted average Grant date fair value US$
Non-vested at December 31, 2019	9,812,881	2.10
Vested	(6,790,924)	1.90
Exercised	(1,439,373)	1.37
Forfeited	(338,876)	2.29
Surrendered	(332,566)	1.47

Non-vested at December 31, 2020	911,142	4.96

Since the exercisability
wa
s dependent upon the listing, and it
wa
s not probable that this performance condition c
ould
 be achieved until a listing, no share-based compensation expense relating to the 2017 Plan was recorded for the year ended December 31, 2018 and 2019.
On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the year ended December 31, 2020 and recognized RMB52,802
,
RMB69,213 and
RMB4,277 share-based compensation expenses in administrative expenses
,
 research and development
expenses and equity in loss of an affiliate, respectively
relating to options vested cumulatively. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of the Group’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totally 332,566 unvested options, for no consideration, and these stock options were cancelled immediately.

F-5
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)

(c) 2018 Employee Stock Option Plan (“2018 Plan”)
On February 22, 2019, the Group adopted the 2018 Plan, which was subsequently amended on July 22, 2019.

Under the amended and restated 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 14,005,745, and if the Group successfully lists on an internationally recognized securities exchange for a Qualified Public Offering by December 31, 2019, the maximum aggregate number of ordinary shares which may be issued shall be 15,452,620.
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
Pursuant to the Board of Director’s approval of 2018 Plan on February 22, 2019, the 10,893,028 stock options granted to a director of the Group under 2018 Plan were fully vested and exercisable upon the adoption of 2018 Plan. Out of aforementioned total 10,893,028 stock options, 454,940 stock options were repurchased by the Group (see Note 1
7
 (d) for further details).
The amounts of shared-based compensation expense in relation to the aforementioned grant of stock options to a director of the Group (except for those repurchased by the Group as described in Note 1
7
(d)) recognized in the year ended December 31, 2019 was RMB365,329 included in administrative expenses.

F-5
3

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)

(c) 2018 Employee Stock Option Plan (“2018 Plan”)
The following table sets forth the stock options activities of 2018 Plan for the years ended December 31, 2019 and 2020:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of January 1, 2019	—	—	—	—
Granted	13,991,528	1.00	—	—
Repurchased (Note 1 7 (d))	(454,940)	1.00	—	—

Outstanding as of December 31, 2019	13,536,588	1.00	8.86	64,840

Exercised	(402,000)	1.00	—	—
Surrendered (Note 1 7 (h))	(2,544,917)	1.00	—	—
Outstanding as of December 31, 2020	10,589,671	1.00	8.15	206,499

Exercisable as of December 31, 2020	9,764,670	1.00	8.15	190,411

Stock options granted to certain directors and employees of the Group were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year ended December 31, 2019
Expected volatility	54.64%-56.31%
Risk-free interest rate (per annum)	2.15%-2.75%
Exercise multiple	2.80
Expected dividend yield	—
Contractual term (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option
.
A summa
r
y of
non-vested
stock option activities for the year ended December 31, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	3,098,500	5.57
Vested	(1,871,500)	5.57
Exercise d	(402,000)	5.57

Non-vested at December 31, 2020	825,000	5.57

F-5
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(c) 2018 Employee Stock Option Plan (“2018 Plan”)(continued)

Except for the aforementioned grant of stock options to a director of the Group under 2018 Plan, since the exercisability is dependent upon the listing, and it is not probable that this performance condition can be achieved until a listing, no share-based compensation expense related to the 2018 Plan was recorded for the year ended December 31, 2019.
On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the year ended December 31, 2020 and recognized RMB48,055
, RMB65,656 and
RMB226
share-based compensation expense in administrative expenses and research, development expenses and equity in loss of an affiliate, respectively relating to options vested cumulatively. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to
11,005,888. The director of the Company, Dr. Jingwu Zhang Zang surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately.

F-5
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)

(d) Repurchase of share awards held by a director
On February 22, 2019, the amendment and restated 2017 equity incentive plan was approved by the Board of Directors of the Group, pursuant to which only the 3,435,215 stock options held by the director (see Note 1
7
(c)) under the 2017 equity incentive plan became fully vested and exercisable on February 22, 2019. As a result of the performance condition being waived, the stock options held by the director of the Group were accounted for as a Type III modification where a condition that the Group expects will not be satisfied is changed to a condition that the Group expects will be satisfied.
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
The options shall vest when the Group completes a listing and the employee renders service to the Group in accordance with a stipulated service schedule starting from the employee’s date of employment. Stock options granted to 3 independence directors under the 2019 Plan will be generally exercisable under the following terms:(a) a cliff vesting of 1/3 of the option on the first anniversary of the vesting commencement date (January 17, 2020); (b) a cliff vesting of 1/3 of the option on the second anniversary of the vesting commencement date (January 17, 2020); (c) a vesting of the remaining 1/3 of the option on the third anniversary of the vesting commencement date. In the last year of the grantee’s service, the options shall vest on a prorated basis to reflect the portion of the year during which the grantee provided services to the Group.
For the year ended December 31, 2020, the Group granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09) and recognized RMB1,171 share-based compensation expenses in administrative expenses according to the options’ vesting schedule.
No options were exercisable as of December 31, 2020.
The following table sets forth the stock options activities of 2019 Plan for the year ended December 31, 2020 presented:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	72,000	6.09	—	—

Outstanding as of December 31, 2020	72,000	6.09	9.33	1,038

Exercisable as of December 31, 2020	—	—	—	—

F-5
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(e) 2019 Share Incentive Plan (“2019 Plan”) (Continued)

A summary of
non-vested
stock options activity for the year ended December 31, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	72,000	4.50

Non-vested at December 31, 2020	72,000	4.50

Stock options granted to the 3 independent directors were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year Ended December 31,
2020
Expected volatility	54.88%
Risk-free interest rate (per annum)	0.79%
Exercise multiple	2.80
Expected dividend yield	—
Contractual term (in years)	10
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
(f) 2020 Plan
On July 15, 2020, the Group adopted 2020 Share Incentive Plan (“2020 Plan”). Under the 2020 Plan, the maximum aggregate number of shares authorized to be issued is 10,760,513 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 7,686,081 ordinary shares.
Stock options granted to employees under the 2020 Plan are graded vesting in four years with 25% vesting each year.
For the year ended December 31, 2020, the Group granted 1,068,733 stock options to its employees and recognized RMB4,357 RMB10,435 and RMB1,619

share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, in the consolidated
 statement of
comprehensive income
.
 No option became exercisable as of December 31, 2020.

F-5
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

The following table sets forth the stock options activities of 2020 Plan for the year ended December 31, 2020:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,068,733	5.91	—	—
Forfeited	(24,365)	5.91	—	—

Outstanding as of December 31, 2020	1,044,368	5.91	9.62	15,237

Exercisable as of December 31, 2020	—	—	—	—

A summary of
non-vested
stock option activities for the year ended December 31, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	1,068,733	8.71
Forfeited	(24,365)	8.65

Non-vested at December 31, 2020	1,044,368	8.71

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year Ended December 31,
2020
Expected volatility	56.51%
Risk-free interest rate (per annum)	0.86%
Exercise multiple	2.20-2.80
Expected dividend yield	—
Contractual term (in years)	10
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

F-5
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

Restricted share units granted to employees under the 2020 Plan will be exercisable under the following items:
(a) 1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.
(b) 1/3 of the awarded restricted share units shall vest based on the Group’s weighted average market value during the last 30 days prior to the initial vesting date, the terms and conditions of which are set forth in the executed award agreements. In the event that dilution of additional share issuance occurs, the market value targets herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of Standard & Poor’s 500 index falls by more than 20% from the date of grant, it shall be deemed as a decline of the market, and the board of the Group or a committee that board delegated its powers or authority to shall adjust the vesting schedule as appropriate.
(c) 1/3 of the awarded restricted share units shall vest based on certain performance conditions:(i) a vesting of 20% of the performance conditions based restricted share units if one of the performance conditions has been met at the initial vesting date;(ii) a vesting of 40% of the performance conditions based restricted share units if two of the performance conditions have been met at the initial vesting date;(iii) a vesting of 60% of the performance conditions based restricted share units if three of the performance conditions have been met at the initial vesting date;(iv) a vesting of 80% of the performance conditions based restricted share units if four of the performance conditions have been met at the initial vesting date; (v) a vesting of all of the performance conditions based restricted share units if five of the performance conditions or more have been met at the initial vesting date. As of December 31, 2020, it is probable that the 1/3 of the awarded restricted share units are fully vested because it is probable that at least five of the performance conditions will be met at the initial vesting date.
Notwithstanding the foregoing, if the Group’s weighted average market value during the last 30 days prior to the initial vesting date reaches US$2 billion or above, and to the extent such restricted share units have been granted and outstanding, any such restricted share unit (except for those are based on time attribution) shall vest in full with immediate effect, inure to the benefit of the related grantees.
For the year ended December 31, 2020, the Group granted 4,093,079 restricted share units to employees and recognized RMB76,663 RMB71,945 and RMB7,500 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, in the consolidated statement of comprehensive income
. No restricted share units became exercisable as of December 31, 2020.
The following table sets forth the restricted share units of 2020 Plan for the year ended December 31, 2020:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	4,093,079	—	—	—
Forfeited	(13,461)	—	—	—

Outstanding as of December 31, 2020	4,079,618	—	9.70	83,632

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

A summary of
non-vested
restricted share units activities for the year ended December 31, 2020 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	4,093,079	13.99
Forfeited	(13,461)	11.73

Non-vested at December 31, 2020	4,079,618	14.00

Apart from the aforementioned restricted share units, up to 1,446,875 shares can be issued in the form of restricted share unit to eligible grantees that the board of the Group or a committee that board delegated its powers or authority determined appropriate with immediate effect of being fully vested, which are defined as special awards and are subject to terms and conditions under 2018 Plan.
For the year ended December 31, 2020, the Group granted 1,328,120 such restricted share units to employees and recognized

RMB25,985 RMB67,182
and RMB19,085 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively, in the consolidated statement of comprehensive incomes of December 31, 2020, 565,200 restricted share units were vested, among

which
 558,200
restricted share units were vested but not issued as ordinary shares as the employees will not be entitled to the rights of ordinary shares from the Group until they have the consideration for the transaction settled.
The following table sets forth the restricted share units subject to terms and conditions under 2018 Plan for the year ended December 31, 2020:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,328,120	1.00	—	—
Vested	(565,200)	1.00	—	—

Outstanding as of December 31, 2020	762,920	1.00	9.65	14,877

A summary of
non-vested
restricted share units activities for the year ended December 31, 2020 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	1,328,120	13.34
Vested	(565,200)	13.95

Non-vested at December 31, 2020	762,920	12.89

F-
60

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
7
. SHARE-BASED COMPENSATION (CONTINUED)

(g) Establishment of Biomaster Trust
Biomaster Trust was established under the trust deed dated October 23, 2019, between the Company and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. Through the Biomaster Trust, the Company’s ordinary shares and other rights and interests under awards granted pursuant to 2017 Plan and 2018 Plan may be provided to certain recipients of equity awards. Upon satisfaction of vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee of Biomaster Trust. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by
I-Mab.
The Company has the power to direct the relevant activities of Biomaster Trust and it has the ability to use its power over the Biomaster Trust to affect its exposure to returns. Therefore, the assets and liabilities of the Biomaster Trust are included in the
Group’s consolidated balance sheets.
(h) Surrender of stock options
On January 17, 2020, the Group completed its IPO. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of the Company’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totally 332,566 unvested options, for no consideration, and these stock options were cancelled immediately. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to 11,005,888. The director of the Company, Dr. Jingwu Zhang Zang surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately. Upon the completion of the Company’s IPO in January 2020, the Group has recorded RMB91,051 share-based compensation expense related to these surrendered options.
The stock options surrendered by the founders should be accounted for as capital contribution. As the founders did not get the title of the stock options to be surrendered and the number of stock options would not be determined until listing, the capital contribution was not accounted for during the year ended December 31, 2019. For the year ended December 31, 2020, the Group has reclassified RMB91,051 from additional paid-in
capital – share-based compensation to additional
paid-in
capital – capital contribution relating to the stock options surrendered in the consolidated statement of comprehensive income.
Share-Based Compensation Expense
The allocation of share-based compensation expense was as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	1,056	470	284,431	43,591
Administrative expenses	2,464	514,733	209,033	32,036
Equity in loss of an affiliate	—	—	32,707	5,013

	3,520	515,203	526,171	80,640

F-6
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
8
. LICENSING AND COLLABORATION ARRANGEMENTS
The following is a description of the Group’s significant licensing and collaboration agreements entered into from January 1, 2017 to December 31, 2020.
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
In 2017, the Group paid US$20.0 million (equivalent to approximately RMB132.7 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in 2018. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2018. In March and April 2019, the project achieved the first and second milestone and the Group paid US$8.0 million (equivalent to approximately RMB55.7 million) of milestone fees to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made for the year ended December 31, 2020 as no milestone has been achieved.
Summarized financial information related to the above agreement is presented below:

	Year ended December 31,					As of December 31,
Research and Development Expense
	Upfront Fees	Milestones		Extension/Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2020	—		—	—	—	—
2019	—	US$	8,000	—	—	—

2018	—		—	—	—	—

F-6
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Licensing Agreement with Genexine, Inc. (“Genexine”)
In December 2017, the Group entered into an intellectual property agreement with Genexine with respect to
GX-I7/TJ107,
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
Further, the Group agreed to make milestone payments in the aggregate amount of US$525.0 million (equivalent to approximately RMB3,482.7 million), conditioned upon the achievement of certain cumulative net sales of GX
-I7
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
Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of (i) the expiry of the last to expire patent of the licensed intellectual property that includes a valid claim for Greater China and that covers the composition of GX-I7; and (ii) 15 years from the date of the first commercial sale of
GX-I7.
No additional payments to Genexine were made in the year ended December 31, 2019 and 2020. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2019 and 2020.
Summarized financial information related to the above agreement is presented below:

	Year ended December 31,					As of December 31,
Research and Development Expense
	Upfront Fees		Milestones	Extension/Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2020		—	—	—	—	—
2019		—	—	—	—	—
2018	US$	12,000	—	—	—	—

In May 2020, the Group and Genexine entered into an amendment to this agreement whereby both parties desire to establish collaboration on TJ107 GBM Study in Greater China Under the terms of the expanded collaboration, the Group will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. The Group shall undertake to bear two-thirds
(2/3) proportion of the clinical development costs and Genexine shall undertake to bear one-third
(1/3) proportion of these costs. As of December 31, 2020, the costs incurred for the development of this new indication was RMB4.3 million and thus RMB2.9 million expense was recorded in the consolidated statement of comprehensive income for the year ended December 31, 2020.

F-6
3

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Licensing Agreement with MorphoSys
In November 2018, the Group entered into a license and collaboration agreement with MorphoSys for MorphoSys’s proprietary antibody (MOR210/TJ210) directed against C5aR (the “C5aR Agreement”). Under this agreement, the Group obtained an exclusive, royalty-bearing license to explore, develop and commercialize certain anti-C5aR antibodies in Greater China and South Korea.
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
In 2018, the Group paid US$3.5 million (equivalent to approximately RMB23.2 million) upfront fee to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2018. No additional payments were made in the year ended December 31, 2019. In August 2020, the project achieved the first milestone and the Group paid US$1.0 million (equivalent to approximately RMB6.9 million) of milestone fees to Morphosys, which was recorded as research and development expenses in the consolidated statement of comprehensive income for the year ended December 31, 2020. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2019 and 2020.
Summarized financial information related to the above agreement is presented below:

	Years Ended December 31,						As of December 31,
	Research and Development Expense
	Upfront Fees		Milestones		Extension/Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2020		—	US$	1,000	—	—	—
2019		—		—	—	—	—
2018	US$	3,500		—	—	—	—

F-6
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Licensing Agreement with MacroGenics
In July 2019, the Group entered into a license and collaboration agreement with MacroGenics, Inc. for development and commercialization of an
Fc-optimized
antibody known as enoblituzumab that targets
B7-H3,
including in combination with other agents, such as the
anti-PD-1
antibody known as MGA012, in the People’s Republic of China, Hong Kong, Macau and Taiwan

(“Greater China”). Under this agreement, the Group obtained an exclusive, sublicenseable, royalty-bearing license to MacroGenics’ patents and know-how
to develop and commercialize the enoblituzumab product, and a combination regimen of enoblituzumab and MGA012, in Greater China during the term of the agreement.
In exchange for these rights, in addition to certain financial consideration, the Group will grant to MacroGenics a royalty-free, sublicenseable, license outside of Greater China, to the patents and know-how
that are related to the enoblituzumab product or useful or necessary for MacroGenics to develop or commercialize the enoblituzumab product or a product containing MGA012, and combinations thereof. The license is
(i) non-exclusive
with respect to the enoblituzumab product, and (ii) exclusive with regard to MGA012.
Pursuant to the agreement, the Group paid an upfront fee of US$15.0 million (equivalent to approximately RMB104.4 million) to MacroGenics, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made in the year ended December 31, 2020. Under the terms of the agreement, the Group also agreed to pay MacroGenics development milestone fees of up to US$75.0 million and regulatory milestones fees of up to US$60.0 million, respectively, and tiered double-digit royalties (ranging from mid-teens
to twenty percent) based on annual net sales in the territories.
The Group is responsible for all development costs in Greater China. MacroGenics is responsible for all development costs in the rest of the world, except that the Group is responsible for 20% of the costs incurred in (i) activities supporting global clinical trials in which the Group participates, (ii) certain CMC activities for material intended to be used in clinical trials in Greater China, and (iii) companion diagnostic development and validation for indications being studied in Greater China.
Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that no milestones are probable as of December 31, 2019 and 2020.

	Year ended December 31,					As of December 31,
Research and Development Expense
	Upfront Fees		Milestones	Extension/Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2020		—	—	—	—	—
2019	US$	15,000	—	—	—	—

F-6
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Other In-Licensing Arrangements
In addition to the above arrangements, the Group has entered into other various
in-licensing
and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group recorded US$0.6 million (equivalent to approximately RMB4.0 million) upfront fee and US$0.3 million (equivalent to approximately RMB2.0 million) milestone payment under these agreements for the year ended December 31, 2018. The Group recorded US$1.2 million (equivalent to approximately RMB8.4 million) milestone payment during the year ended December 31, 2019. The Group additionally recorded US$3.1 million (equivalent to approximately RMB21.3 million) milestone payment during the year ended December 31, 2020.
As of December 31, 2020,
under the terms
of the agreements, the licensors are eligible to receive from the Group up to an aggregate of approximately US$107.4 million (equivalent to approximately RMB740.4 million) in milestone payments upon the achievement of contractually specified development milestones and sales milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

F-6
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

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
The Group determined that this collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, due to the early stage nature of the development, in which the underlying intellectual property is significantly modified by the development activities being performed, the Group determined the license to the intellectual property and research and development services are not distinct and thus were accounted for as a single performance obligation that is satisfied over time. The Group would receive RMB51.0 million (inclusive of VAT) milestone payments under this agreement, and considered that the achievements of milestone II, III, IV are constrained such that the transaction price shall initially only include the milestones payment which have been achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods.
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
During the year ended December 31, 2018, the Group achieved milestones III and IV and received milestone III payment of RMB11.0 million (inclusive of VAT), milestone IV payment of RMB 11.0 million (inclusive of VAT) was recognized as contract assets as of December 31, 2018. As of December 31, 2018, the cumulative percentage complete in the cost-to
cost input method related to this arrangement is estimated to approximate 100%. The Group recognized RMB36.5 million (exclusive of VAT of RMB1.3 million) of revenue in the consolidated statement of comprehensive loss for the year ended December 31, 2018. All of the milestone payments were received by the Group as of December 31, 2019.

F-6
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

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
During the year ended December 31, 2018, the US$26.0 million in aggregate proceeds from Everest under the agreement represented the funding available under the agreement, and was recorded as a research and development funding received liability (equivalent to approximately RMB178.7 million) on the consolidated balance sheet as of December 31, 2018, in accordance with ASC 730, Research and Development. Because there is a significant related party relationship between the Group and Everest, the Group is treating its obligation to make payments under the commercialization stage as an implicit obligation to repay the funds advanced by Everest (see Note 2
3
). During the year ended December 31, 2019, an additional US$7.6million (equivalent to approximately RMB53.1 million) of funding was received and recorded as a research and development funding received liability. No additional milestone has been achieved in the year ended December 31, 2019.

F-6
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Termination Agreement with Everest
On November 4, 2019, the Group and Everest have terminated the collaboration agreement with respect to the co-development
and commercialization of TJ202 in Greater China. Upon the termination, Everest will not retain any rights or entitlements to develop or commercialize TJ202 or any economic interest in its commercialization. All intellectual property rights in respect of TJ202 arising from its development under the collaboration agreement are vested and owned by
I-Mab,
and the Group holds all intellectual property rights and have maximum flexibility to further develop, manufacture and commercialize TJ202 in Greater China. In consideration of the above arrangements, the board of directors of the Group has approved the issuance of a total value of US$
37.0
 million of ordinary shares (the “CPP Shares”) to Everest, representing Everest’s historical contribution to the collaboration and the associated time cost. The CPP Shares will be issued concurrently with, and subject to, the completion of the Company’s initial public offering within 180 days from termination of the collaboration agreement. The total value of US$
37.0
 million was calculated based on the sum of (1) US$
33.7
 million, which equals cumulative
paid-in
contributions historically made by Everest under the collaboration agreement; and (2) a negotiated US$
3.3
 million time cost of the foregoing historical contribution in light of
I-Mab’s
exclusive rights over the commercialization of TJ202 after this termination. The issuance of the CPP Shares was approved by
I-Mab’s
existing shareholders on December 25, 2019. In the event that the initial public offering has not been completed within 180 days from the termination of the collaboration agreement, the Company will issue
4,762,751
ordinary shares (the “Subject Shares”) to Everest on the 181st day. As a result of the aforementioned termination of the collaboration agreement with Everest, the Group derecognized the research and development funding received from Everest and recognized a liability that represented the ordinary shares to be issued to Everest, which was measured at fair value in accordance with ASC 480, and the difference of US$
3.3
 million (equivalent to approximately RMB
23.0
million) between the initial fair value of the liability and the carrying amount of research and development funding received was recognized as other expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2019. Upon the completion of the IPO in January 2020, the Group issued
6,078,571
ordinary shares to Everest.
Licensing Agreement with ABL Bio
In July 2018, the Group entered into a license and collaboration agreement with ABL Bio, under which the Group granted to ABL Bio exclusive, worldwide (excluding Greater China), royalty-bearing rights to develop and commercialize a bispecific antibody (“BsAb”).
The Group agreed to share costs fifty-fifty (50:50) with ABL Bio through the completion of in vivo studies, with ABL Bio responsible for all costs and activities following that time. For the year ended December 31, 2019, US$0.2 million (equivalent to approximately RMB1.4 million) expenses were incurred by ABL Bio. Accordingly, the Group recorded US$0.1 million (equivalent to approximately RMB0.7 million)
(
50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2019. For the year ended December 31, 2020, US$0.04 million (equivalent to approximately RMB0.28 million) expenses were incurred by ABL Bio. Accordingly, the Group recorded US$0.02 million (equivalent to approximately RMB0.14 million)
(
50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2020.
Pursuant to the license and collaboration agreement that signed in July 2018 and memorandum of understanding that subsequently entered into with ABL Bio in January 2020, ABL Bio agreed to pay the Group an upfront fee of US$2.5 million (equivalent to approximately RMB17.2 million), and milestone payments in the aggregate amount of US$97.5 million (equivalent to approximately RMB690.3 million) conditioned upon achieving certain research, clinical development and sales milestones. These include clinical milestones of up to US$32.5 million (equivalent to approximately RMB230.1 million) and sales milestones of up to US$65 million (equivalent to approximately RMB460.2 million). Further, ABL Bio agreed to pay the Group royalties at mid-single-digit
percentages in respect of the total annual net sales of the licensed BsAb product.
In addition, ABL Bio granted to the Group an exclusive, royalty-free, sublicensable license to use the BsAb technology solely to exploit the licensed BsAb product for all indications in Greater China.

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Licensing Agreement with ABL Bio (continued)
The Group determined that this collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant the BsAb license to ABL Bio. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Achievement of milestones that are not within the control of the Group or the licensee, such as regulatory approvals, are not considered probable until the approvals are achieved.
The Group recognized revenue of US$2.5 million (equivalent to RMB17.2 million) of revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2018, which was the upfront fee related to the grant of the rights of BsAb to ABL Bio as mentioned above. As of December 31, 2019 and 2020, no other milestone has been achieved. No revenue was recognized for the year ended December 31, 2019 and 2020.
On December 4, 2020, I-Mab Hong Kong, ABL Bio and I-Mab Hangzhou entered into an amendment, which is made effective as of September 15, 2020, that I-Mab Hong Kong, as the subject of the aforementioned licensing agreement, shall be replaced and substituted by I-Mab Hangzhou
.
Collaboration Agreement with ABL Bio
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
At contract inception, as both
I-Mab
and ABL Bio participate actively in the research and development activity. Also, the parties share the risk of failure of the BsAb products and share the income of licensing, so this contract meet the criteria of the definition of a collaborative arrangement, the Group categorized this agreement within the scope ASC 808. Prior to commercialization, the Group recorded the share of the expenses incurred by the collaboration for the development of three
PD-L1
based bispecific antibodies products in research and development expense in the consolidated statements of comprehensive income (loss).
As of December 31, 2018, RMB1.0 million expenses were incurred by the Group and ABL Bio did not incur any expense. According to the terms set out in the agreement, the Group recorded RMB0.5 million
(
50% cost sharing) of expense in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2018. For the year ended December 31, 2019, RMB11.2 million expenses were incurred by the Group and RMB8.0 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB9.6 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2019. For the year ended December 31, 20
20
, RMB43.6 million expenses were incurred by the Group and RMB44.0 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB43.8 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2020.

F-
70

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

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
Hoffmann-La
Roche Ltd (“Roche”) on a clinical supply agreement for Roche to supply atezolizumab for use in clinical studies under the collaboration agreement with Tracon. As of December 31, 2019, no payments or royalties are due under this agreement. As of December 31, 2019, the Group has recorded US$4.0 million (equivalent to approximately RMB27.8 million) of research and development costs in the consolidated statement of comprehensive loss for the year ended December 31, 2019. As of December 31, 2020, the Group has recorded US$0.03 million (equivalent to approximately RMB0.17 million) of research and development costs in the consolidated statement of comprehensive income for the year ended December 31, 2020.
In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. As of the date of this report, these disputes have not been resolved.
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
The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant TJ103 license to CSPC. Considering that the achievements of milestones are constrained such that the transaction price shall initially only include upfront payment and subsequently, once another milestone was achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. As of December 31, 2018, the amount received of RMB14.2 million (net of VAT) was recorded as advance from customers in the consolidated balance sheet. In February 2019, an additional amount of RMB0.8 million (net of VAT) was received, and the license was also approved by China intellectual property office in May 2019. The first milestone was achieved in September 2019 and the amount of RMB15.0 million (net of VAT) was received according to the terms of the agreement. Accordingly, RMB30.0 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2019. No additional revenue was recognized in the year
 ended December 31, 2020 as no further milestone has been achieved.

F-7
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Strategic Alliance Agreement with PT Kalbe Genexine Biologics (“KG Bio”)

In
March 2020
, the Group entered into a strategic partnership with Kalbe Genexine Biologics (“KG Bio”) to grant a right of first negotiation for an exclusive license for the development and commercialization of two
I-Mab-discovered
product candidates: uliledlimab, a highly differentiated anti-CD
73
antibody in Phase
1
development for advanced solid tumors (“First Program”), and an
I-Mab
product candidate (“Second Program”) to be agreed upon by both parties in certain regions. Through this agreement, both parties intend to negotiate the terms that will be reflected in definitive agreements for each prospective program covered under this agreement.

If and when the Group and KG Bio enter into the definitive licensing agreement, the Group will be eligible to receive from KG Bio an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio will pay the Group tiered royalties in the low to mid-teen
percentages on net sales from certain regions. As the right of first negotiation has not been exercised and the definitive agreement has not been entered into as of December 31, 2020, no revenue was recognized during the year ended December 31, 2020.
Global Strategic Partnership with AbbVie
On September 3, 2020, the Group, through
I-Mab
Biopharma (Shanghai) Co., Ltd. and
I-Mab
Biopharma US Limited, each a wholly-owned subsidiary of the Group, entered into a broad global strategic partnership with AbbVie Ireland Unlimited Group (“AbbVie”).
Pursuant to this collaboration, the Group will grant AbbVie a global license, excluding Mainland China, Macau, and Hong Kong, to develop and commercialize lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by
I-Mab
for the treatment of multiple cancers. The Group will retain all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Macau, and Hong Kong. The Group is also responsible for performing the development activities at its sole cost and expense as outlined in the initial development plan. Such initial development activities consist of two studies, Study I and Study II. Study I is conducted in the United States evaluating lemzoparlimab in combination with pembrolizumab or rituximab in patients with relapsed or refractory solid tumors and lymphoma. Study II is conducted in Mainland China evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and preliminary efficacy of lemzoparlimab in patients with acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS). AbbVie will conduct further global clinical trials (which the Group may elect to co-fund)
to evaluate lemzoparlimab in multiple cancers.
Potential collaboration on future CD47-related therapeutic agents is also allowed for under this arrangement, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta
®
). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories.
A joint governance committee was established as set forth in the agreement, functioning as an oversight and governance mechanism. Both parties will participate in the joint governance committee to facilitate decision-making during the terms of the collaborative endeavor. Furthermore, the Group and AbbVie will share manufacturing responsibilities, with AbbVie having the opportunity to manufacture supply outside of Mainland China, Hong Kong and Macau and the Group being the primary manufacturer for supply for Mainland China, Hong
Kong and Macau.

F-7
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1
8
. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)
Global Strategic Partnership with AbbVie (continued)

Upon the satisfaction of all the pre-effect date covenants, the collaborative agreement took effect on December 10, 2020, on which date the Group was entitled to a non-refundable upfront payment of

US$180 million.
In addition,
 the Group
is
 eligible to receive up to US$1.76 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low-to-mid teen double-digit percentages on global net sales outside of Mainland China, Macau, and Hong Kong.
The Group identified three performance obligations: (1) grant of lemzoparlimab license upon the effective date, (2) delivering the Study I initial development services, and (3) delivering the Study II initial development services. The total transaction price under the agreement for the year ended December 31, 2020 is US$250 million consisting of (i) the upfront payment of US$180 million upon the effective date, (ii) the first milestone payment of US$20 million upon the achievement of the first milestone event in late December 2020, and (iii) the second milestone payment of US$50 million as of December 31, 2020 as the Group deemed that the achievement of the second milestone event is probable as of December 31, 2020 that a significant reversal of revenue would not occur. The achievements of the remaining development and regulatory based milestone events are constrained as of December 31, 2020, and will be included in the transaction price when uncertainty associated with the variable consideration is subsequently resolved. Sales-based milestones and royalties will be recognized when the subsequent sales occur.
The non-constrained consideration of US$250

million is then allocated to the three performance obligations based on the relative stand-alone selling price. For the grant of lemzoparlimab license, the Group adopted an income approach based on key assumptions and several factors including, but not limited to estimated market demand, stand-alone selling price by making reference to market comparable, development timeline, regulatory risks, future revenue potential and discount rate.

The allocated price is US$228.8 million. The entire US$228.8 million (equivalent to approximately RMB1,502.9 million) was recognized as revenue at
the point of the license transfer at the effective date. For the Study I and Study II initial development services, a cost-plus margin approach is utilized. The allocated price to Study I and Study II is
 US$
11.0
million
 and US$10.2 million respectively. These two performance obligations are determined to be satisfied over time. The Group uses a cost-to-cost
input method to measure progress as that method best depicts the transfer of the two performance obligations under the agreement. As of December 31, 2020, the cumulative percentages complete in the cost-to-cost
input method for Study I and Study II
wer
e
 estimated to approximate 17 % and 41 % respectively. As a result, US$1.8 million (equivalent to approximately RMB12.0 million)

and US$
4.2
million (equivalent to approximately RMB27.8 million)

were
recognized as revenue for the year ended December
31
,
2020
in the consolidated statement of comprehensive income for Study I and Study II respectively, resulting in a contract asset of
US$
34.8
million

for this agreement as of December
31
,
2020
in the consolidated balance sheets. As of December
31
,
2020
, the upfront payment of US$
180
 million was received by the Group. The
1
st milestone payment of US$
20
 million was subsequently
collected by the Group in March 2021.

F-7
3

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1
9
. OTHER INCOME (EXPENSES), NET
The following table summarizes other income (expenses), net recognized for the years ended December 31, 2018, 2019 and 2020:

		Year Ended December 31
		2018	2019	2020
	Notes	RMB	RMB	RMB	US$
					(Note 2.5)
Loss from conversion of 2017 Notes	1 5	(18,375)	—	—	—
Loss from conversion of Onshore Convertible Loan s	1 5	(8,548)	—	—	—
Loss from issuance of 2018 Notes	1 5	(5,081)	—	—	—
Loss on termination agreement with Everest	1 8	—	(23,039)	—	—
Income of incentive payment from depository bank	1 1	—	—	2,348	360
Fair value change of short-term investments		—	703	11,288	1,730
Fair value change of put right liabilities		—	—	3,024	463
Income from other financial assets		13,622	—	—	—
Net foreign exchange gains (losses)		742	1,619	(22,126)	(3,391)
Subsidy income (3)		750	568	11,633	1,783
Gains on deconsolidation of a subsidiary	9	—	—	407,598	62,467
Fair value change of other financial assets		—	42	—	—
Others		110	(98)	(873)	(134)

		(16,780)	(20,205)	412,892	63,278

(3)
For the year ended December 31, 2020, subsidy income consists primarily of the government grant of RMB10 million. The government grant was granted by the project management office of Shanghai Zhangjiang Science City to support the research and development activities in the local region.

F-7
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20
.
NET INCOME (LOSS) PER SHARE
Basic and diluted net income (loss) per share for eac
h
 of the periods presented are calculated as follows:

	Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
	(in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to I-Mab	(402,833)	(1,451,950)	470,915	72,170

Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	(5,283)	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	(27,768)	—	—

Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	72,170

Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	6,529,092	7,381,230	134,158,824	134,158,824
Dilutive effect of convertible preferred shares	—	—	4,373,047	4,373,047
Dilutive effect of ordinary shares to be issued to Everes t	—	—	266,458	266,458
Dilutive effect of convertible promissory notes	—	—	865,479	865,479
Dilutive effect of restricted shares units	—	—	778,130	778,130
Dilutive effect of stock options	—	—	16,789,714	16,789,714

Denominator for diluted income (loss) per share calculation	6,529,092	7,381,230	157,231,652	157,231,652
Net income (loss) per share - basic	(61.70)	(201.19)	3.51	0.54
Net income (loss) per share - diluted	(61.70)	(201.19)	3.00	0.46
The effects of all outstanding convertible preferred shares, restricted shares and certain stock options have been excluded from the computation of diluted loss per share for the years ended December 31, 2018 and 2019 as their effects would be anti-dilutive. For the years ended December 31, 2018 and 2019, the Company also has certain dilutive potential stock options. These stock options which cannot be exercised until the Company completed its listing are not included in the computation of diluted earnings per shares as such contingent event had not taken place.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31
	2018	2019
Convertible preferred shares	64,389,968	92,238,119
Restricted shares	1,134,058	—
Stock options	not applicable	11,388,776

F-7
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2
1
. EMPLOYEE BENEFITS
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made. The total amounts charged to the consolidated statements of comprehensive income (loss) for such employee benefits amounted to approximately RMB9,294, RMB14,152 and RMB10,049 for the years ended December 31, 2018, 2019 and 2020, respectively.
2
2
. COMMITMENTS AND CONTINGENCIES
Contingencies
The Group is a party to or an assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (see Note 18). In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. As of the date of this report, these disputes have not been resolved (see Note 18). As of December 31, 2020, the Group did not record any liabilities for these disputes. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or  possible loss, if any.
The Group did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2020.
2
3
. RELATED PARTY BALANCES AND TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019 and 2020:

Name of related parties	Relationship with the Group
Everest	Controlled by the ultimate controlling party of a principal shareholder of the Group

CMAB Biopharma (Suzhou) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Group

Tasly Pharmaceutical Group Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group

Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group

I-Mab Biopharma (Hangzhou) Co., Limited	Subsidiary of the Group before September 15, 2020; Affiliate of the Group after September 15, 2020

F-7
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2
3
. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Details of related party balances as of December 31, 2019 and 2020 are as follows:
Ordinary Shares to be issued to Everest

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Everest (Note 1 8 )	258,119	—	—

Other receivables

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	21,212	3,251

Accruals and other payables

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	—	2,395	367

Details of related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows:
Receipt of CRO services
—
recognized in research and development expenses

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
CMAB Biopharma (Suzhou) Inc.	2,786	—	681	104
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	—	—	2,395	367
Tasly Pharmaceutical Group Co., Ltd.	—	5,590	—	—

Receipt of research and development funding

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Everest (Note 1 8 )	178,715	53,148	—	—

F-7
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2
3
. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)
Collection of loan to an affiliate

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (4)	—	—	52,000	7,969

(4)
In July 2019 and July 2020,
I-Mab
Shanghai provided an interest free loan to
I-Mab
Hangzhou of RMB2,000 and RMB50,000 respectively to finance
I-Mab
Hangzhou’s operation. These loans were repaid in November 2020.

Expenses paid on behalf of an affiliate

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	—	21,212	3,251

2
4
. CONCENTRATION OF CREDIT RISK
Financial instruments that are potentially subject to significant con
c
entration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, other financial assets, accounts receivable, contract assets, and other receivables. The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, contract assets, and other financial assets represent the maximum amount of loss due to credit risk. As of December 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the accounts receivable, contract assets, other receivables and other financial assets, the Group performs on-going
credit evaluations of the financial condition of its customers and counterparties.

8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2
5
. SUBSEQUENT EVENTS
In February 2021, the Group sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon.
In March 2021, the Group entered into two collaboration agreements with Complix, an EU-based biotech company (the “Complix Agreement”), and Affinity, a Shanghai-based biotech company (the “Affinity Agreement”), respectively, allowing the Group to access cutting edge technology platforms to create next generation of novel and highly differentiated drug candidates, including Cell Penetrating Alphabodies (“CPAB”) for otherwise intractable intracellular drug targets and masked antibodies for targeted tumor-site activation. Under the Complix Agreement, both parties will collaborate to discover, develop and commercialize novel therapeutics for mutually agreed targets based on the Complix’s proprietary technology. Under the Affinity Agreement, both parties will collaborate to develop lead compounds for mutually agreed targets based on Affinity’s Tumor MicroEnvironment Activated body (“TMEAbody”) platform technology.
In March 2021, the Group entered into a license and collaboration agreement with Genbase, a Shanghai-based biotech company to develop bi-specific antibodies or/and multi-specific antibodies using antibody sequences from both companies. Under this agreement, Genbase granted to the Group a non-transferable, sublicensable, and royalty-bearing license under Genbase parental antibody technology and Genbase parental antibody improvements owned and controlled by Genbase to make, develop and commercialize the licensed compounds and licensed products in all uses and indications worldwide.
2
6
. RESTRICTED NET ASSETS

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
For the years ended December 31, 2018, 2019 and 2020, no appropriation to statutory reserves was made because the PRC subsidiary had substantial losses during such periods.
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
As of December 31, 2020, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero, while the Group has a consolidated shareholders’ equity. Therefore, as the restricted net assets of consolidated subsidiaries do not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group is not required to provide parent company financial information.

F-7
9