Form 20-F
period 2021-12-31
I-Mab
filed 2022-04-29
CIK 1778016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
55
th
– 56
th
Floor, New Bund Center, 555 West Haiyang Road, Pudong District
Shanghai, 200124
People’s Republic of China
(Address of Principal Executive Offices)
John Long, Chief Financial Officer
55
th
– 56
th
Floor, New Bund Center, 555 West Haiyang Road, Pudong District
Shanghai, 200124
People’s Republic of China
Phone: +86
21-6057-8000
Email:
john.long@i-mabbiopharma.com
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
183,826,753

ordinary shares outstanding, par value of US$0.0001 per share, excluding
1,223,839
ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans, as of December 31, 2021.
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
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	the timing of initiation and completion, and the progress of our drug discovery and research programs;

•	the timing and likelihood of regulatory filings and approvals;

•	our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;

•	the approval, pricing and reimbursement of our drug candidates;

•	the commercialization of our drug candidates;

•	the market opportunities and competitive landscape of our drug candidates;

•	the payment, receipt and timing of any milestone payments in relation to the licensing agreements;

•	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;

•	our ability to attract and retain senior management and key employees;

•	our future business development, financial condition and results of operations;

•	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;

•	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;

•	our ability to consummate the listings of our securities on other stock exchanges;

•	our ability to continue to maintain our market position in China’s biopharmaceutical and biotechnology industries;

•	our ability to identify and integrate suitable acquisition targets;

•	changes to regulatory and operating conditions in our industry and markets; and

•	potential impact of COVID-19 pandemic on our current and future business development, financial condition and results of operations.
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
Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
Our Holding Company Structure
I-Mab
is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China and the United States. We and our subsidiaries face various legal and operational risks and uncertainties related to doing business in mainland China. A significant part of our business operations in China are conducted through our subsidiaries in the PRC, and we and our subsidiaries are subject to complex and evolving PRC laws and regulations. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings and the lack of inspection on our auditors by the Public Company Accounting Oversight Board (United States), or PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”
Permissions Required from the PRC Authorities
We conduct our business in China primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.
Furthermore, in connection with our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such permissions by the CSRC or the CAC.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, the issuer will be identified as a “Commission-Identified Issuer” under the HFCAA after the filing of its annual report. In March 2022, the SEC published its first list of “Commission-Identified Issuers.” We expect to be included on this list after our annual report on Form 20-F for the fiscal year ended December 31, 2021 is filed. However, the inclusion on this list will not immediately result in the delisting of our shares or ADS from the securities exchange. Delisting pursuant to the HFCAA will only occur if the registered public accounting firm that issues audit reports cannot be fully inspected by the PCAOB for three years, or pending legislation to be shorten to two consecutive years.
There have been dialogues between the relevant regulators in China and the United States to resolve the underlying issue. In April 2022, the CSRC, Ministry of Finance of the People’s Republic of China, or the MoF, National Administration of State Secrets Protection, and National Archives Administration of China jointly circulated the proposed revisions to the currently effective Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, or the Confidentiality and Archives Administration Provisions. The proposed revisions are intended to be a step forward in potentially facilitating inspections by the PCAOB. CSRC stated that China stays committed to supporting eligible China-based companies of all types to list or offer securities in overseas markets, and the revised Confidentiality and Archives Administration Provisions would further strengthen the compliance of such companies and promote healthy and orderly overseas securities offering and listing. Although no agreement has been reached between the U.S. and China regulatory authorities, we will continue to actively monitor the latest regulatory developments.
Nevertheless, we have initiated action plans, in response to the delisting risk, to engage a U.S.-based independent registered public accounting firm as our principal auditor that is subject to the inspection by the PCAOB. This firm would also need to comply with the applicable rules and regulations concerning information confidentiality and archives administration for compliance purposes in China. At the earliest, such change may take place for our annual report for the year ended December 31, 2022, which is ahead of the deadline currently contemplated under the HFCAA.
For more details and risks regarding the HFCAA, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Cash and Asset Flows through Our Organization
Although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to
I-Mab.
In addition, our PRC subsidiaries are permitted to pay dividends to
I-Mab
only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries, totaling RMB455.0 million, RMB455.0 million and RMB486.9 million (US$76.4 million) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to
I-Mab
by our subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Under PRC law,
I-Mab
may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2019, 2020 and 2021,
I-Mab
extended loans with outstanding principal amount of RMB6.3 million, RMB776.2 million and RMB1,079.6 million (US$169.4 million), respectively, to our intermediate holding companies and subsidiaries.
I-Mab
has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
Selected Financial Data
As of December 31, 2021, we had cash, cash equivalents, and short-term investments of RMB4.3 billion (US$671.1 million), compared with RMB4.8 billion as of December 31, 2020. Our cash balance provides us with adequate funding to support our key business for at least the next three years based on our current estimation, taking our current cash position together with the expected upcoming milestone payments from the previous out-licensing
deals and collaborations.
The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated statements of cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, and selected consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.
Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue	11,556	53,781	30,000	1,542,668	40,115	6,295
Supply of investigational products	—	—	—	—	47,911	7,518
Total revenues	11,556	53,781	30,000	1,542,668	88,026	13,813
Cost of revenues	—	—	—	—	(46,432)	(7,286)
Expenses
Research and development expenses (1)	(267,075)	(426,028)	(840,415)	(984,689)	(1,212,958)	(190,340)
Administrative expenses (1)	(25,436)	(66,391)	(654,553)	(402,409)	(899,943)	(141,221)
Income (loss) from operations	(280,955)	(438,638)	(1,464,968)	155,570	(2,071,307)	(325,034)
Interest income	858	4,597	30,570	24,228	21,333	3,348
Interest expense	(5,643)	(11,695)	(2,991)	(957)	—	—
Other income (expenses), net	1,527	(16,780)	(20,205)	412,892	83,162	13,050
Equity in loss of affiliates (1)	—	—	—	(108,587)	(367,883)	(57,729)
Fair value change of warrants	(14,027)	61,405	5,644	—	—	—
Income (loss) before income tax expense	(298,240)	(401,111)	(1,451,950)	483,146	(2,334,695)	(366,365)
Income tax benefit (expense)	—	(1,722)	—	(12,231)	3,154	495
Net income (loss) attributable to I-Mab	(298,240)	(402,833)	(1,451,950)	470,915	(2,331,541)	(365,870)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	—	(5,283)	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	—	(27,768)	—	—	—
Net income (loss) attributable to ordinary shareholders	(298,240)	(402,833)	(1,485,001)	470,915	(2,331,541)	(365,870)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	5,918	53,689	10,747	(120,920)	(135,717)	(21,297)
Total comprehensive income (loss) attributable to I-Mab	(292,322)	(349,144)	(1,441,203)	349,995	(2,467,258)	(387,167)
Net income (loss) attributable to ordinary share-holders	(298,240)	(402,833)	(1,485,001)	470,915	(2,331,541)	(365,870)
Weighted-average number of ordinary shares used in calculating net income (loss) per share
Basic	5,742,669	6,529,092	7,381,230	134,158,824	174,707,055	174,707,055
Diluted	5,742,669	6,529,092	7,381,230	157,231,652	174,707,055	174,707,055
Net income (loss) per share attributable to ordinary shareholders
Basic	(51.93)	(61.70)	(201.19)	3.51	(13.35)	(2.09)
Diluted	(51.93)	(61.70)	(201.19)	3.00	(13.35)	(2.09)
Net income (loss) per ADS attributable to ordinary shareholders
Basic	(119.44)	(141.91)	(462.74)	8.07	(30.71)	(4.82)
Diluted	(119.44)	(141.91)	(462.74)	6.90	(30.71)	(4.82)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Research and development expenses	2,112	1,056	470	284,431	201,926	31,687
Administrative expenses	4,927	2,464	514,733	209,033	406,683	63,817
Equity in loss of affiliates	—	—	—	32,707	13,267	2,082

Total	7,039	3,520	515,203	526,171	621,876	97,586

The following table presents our selected consolidated statements of balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	307,930	1,588,278	1,137,473	4,758,778	3,523,632	552,935
Restricted cash	104,783	92,653	55,810	—	—	—
Accounts receivable	—	—	—	130,498	33,081	5,191
Contract assets	—	11,000	—	227,391	253,780	39,824
Short-term investments	—	—	32,000	31,530	753,164	118,188
Inventories	—	—	—	—	27,237	4,274
Prepayments and other receivables	12,633	88,972	136,036	195,467	190,824	29,944
Other financial assets	266,245	255,958	—	—	—	—

Total current assets	691,591	2,036,861	1,361,319	5,343,664	4,781,718	750,356
Property, equipment and software	22,336	27,659	30,069	25,272	45,716	7,174
Operating lease right-of-use assets	—	—	16,435	14,997	112,781	17,698
Intangible assets	148,844	148,844	148,844	120,444	119,666	18,778
Goodwill	162,574	162,574	162,574	162,574	162,574	25,511
Investment accounted for using the equity method	—	—	—	664,832	352,106	55,253
Other non-current assets	—	—	18,331	2,010	26,634	4,179

Total assets	1,025,345	2,375,938	1,737,572	6,333,793	5,601,195	878,949

Total liabilities	309,151	415,684	668,090	706,648	1,041,635	163,454
Total mezzanine equity	1,015,989	2,915,358	3,104,177	—	—	—
Shareholders’ deficit
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 164,888,519 shares issued and outstanding as of December 31, 2020, and 183,826,753 shares issued and outstanding as of December 31, 2021, respectively)	6	6	6	114	126	20
Treasury stock	(1)	(1)	—	—	—	—
Additional paid-in capital	52,369	—	389,379	7,701,116	9,100,777	1,428,110
Accumulated other comprehensive income (loss)	5,691	59,380	70,127	(50,793)	(186,510)	(29,267)
Accumulated deficit	(357,860)	(1,014,489)	(2,494,207)	(2,023,292)	(4,354,833)	(683,368)

Total shareholders’ equity/(deficit)	(299,795)	(955,104)	(2,034,695)	5,627,145	4,559,560	715,495

Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,025,345	2,375,938	1,737,572	6,333,793	5,601,195	878,949

The following table presents our selected consolidated statements of cash flow data for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in) generated from operating activities	(252,157)	(280,705)	(867,982)	433,558	(973,093)	(152,700)
Net cash (used in) generated from investing activities	(157,665)	9,500	212,462	(201,901)	(727,206)	(114,114)
Net cash generated from financing activities	758,585	1,479,669	152,709	3,440,481	593,924	93,200
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(132)	59,754	15,163	(106,643)	(128,771)	(20,207)

Net increase (decrease) in cash, cash equivalents and restricted cash	348,631	1,268,218	(487,648)	3,565,495	(1,235,146)	(193,821)

Cash, cash equivalents and restricted cash, beginning of the year	64,082	412,713	1,680,931	1,193,283	4,758,778	746,756
Cash, cash equivalents and restricted cash, end of the year	412,713	1,680,931	1,193,283	4,758,778	3,523,632	552,935

A.
Reserved
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors
Summary of Risk Factors
An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Related to Our Financial Position and Need for Additional Capital

•	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

•	We have incurred net losses in the past and we may not be able to maintain profitability in the future.

•
We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our major drug candidates.

Risks Related to Clinical Development of Our Drug Candidates

•	Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•
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

•
We may not be able to identify, discover or
in-license
new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

•	All material aspects of the research, development and commercialization of pharmaceutical products are heavily regulated.

•
The regulatory approval processes of the NMPA, the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

•	The failure to obtain patent term extension and data exclusivity for approved pharmaceutical products could increase the risk of generic competition with our products.
Risks Related to Commercialization of Our Drug Candidates

•	Our drug candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

•
We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates.

•
The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in sourcing manufacturing capabilities or manufacturing our future products, our business could suffer.

Risks Related to Our Reliance on Third Parties

•
As we rely on third parties to conduct our
pre-clinical
studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

•
We expect to rely on third parties to manufacture at least a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

Risks Related to Our Intellectual Property

•
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

•	We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world, including in the PRC.

•
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance
with these requirements.

Risks Related to Our Industry, Business and Operations

•	Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.

•	We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

•
The data and information that we gather in our research and development process could be inaccurate or incomplete, which could harm our business, reputation, financial condition and results of operations.

Risks Related to Doing Business in China

•	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

General Risks Related to Our ADSs

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

•	We may face an increased risk of securities class action litigation.
Risks Related to Our Financial Position and Need for Additional Capital
We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
We are a clinical stage biopharmaceutical company with a limited operating history. Our operations to date have focused on organizing and staffing our operations, business planning, raising capital, establishing our intellectual property portfolio and conducting pre-clinical
and clinical trials of our drug candidates. We have not yet demonstrated an ability to successfully manufacture, obtain marketing approvals for or commercialize our drug candidates. We have no products approved for commercial sale and have not generated any revenue from the sales of our commercial products. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.
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
Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through public and private placements. While we have generated revenue from licensing and collaboration deals, we have only started to generate revenue from supply of investigational products since 2021, and we may continue to incur significant research and development expenses and other expenses related to our ongoing operations. As a result, we had incurred a net loss of RMB1,452.0 million in 2019, a net income of RMB470.9 million in 2020 and a net loss of RMB2,331.5 million (US$365.9 million) in 2021, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to out-license
some of our commercialization rights and execute our product commercialization strategies as our business further grows in scale. Accordingly, we intend to continue to invest for the foreseeable future in certain activities relating to our development, including, but not limited to, the following:

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
Since our inception, our operations have consumed substantial amounts of cash. We had raised over US$400 million in pre-IPO
financing in the past and received total net proceeds of approximately US$105.3 million from our initial public offering. We spent RMB868.0 million in net cash to finance our operations in 2019, generated RMB433.6 million in net cash from our operations in 2020, and spent RMB973.1 million (US$152.7 million) in net cash to finance our operations in 2021.
We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we advance the clinical development of our clinical-stage drug candidates, continue the research and development of our pre-clinical
stage drug candidates and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates.
In addition, if we obtain regulatory approvals for any of our drug candidates, we expect to incur significant commercialization expenses relating to product manufacturing, marketing, sales and distribution and post-approval commitments to continue monitoring the efficacy and safety data of our future products on the market. In particular, costs that may be required for the manufacture of any drug candidate that has received regulatory approval may be substantial as we may need to modify or increase our production capacity in the future at manufacturing facilities. We have incurred and may continue to incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, limit, reduce or terminate our research and development programs or any future commercialization efforts.

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
Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in pre-clinical
or clinical development, and other new drug candidates that we may identify and develop. As of the date of this annual report, we have obtained investigational new drug (IND) approvals from the NMPA for ten of our drug candidates, felzartamab, olamkicept, efineptakin alfa, lemzoparlimab, uliledlimab, plonmarlimab, eftansomatropin alfa, enoblituzumab, TJ210 and
TJ-CD4B.
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
The success of our drug candidates will depend on several factors, including, but not limited to, the successful completion of pre-clinical
and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials or drug registrations, establishing adequate manufacturing capabilities and capacities, commercialization of our existing drug candidates, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting of the safety requirements.
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
We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the NMPA, the FDA, or similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays. As of the date of this annual report, we have initiated clinical trials for olamkicept in South Korea and Greater China, for efineptakin alfa and eftansomatropin alfa and enoblituzumab in China, for felzartamab in Greater China, for TJ210 and
TJ-L14B
in the United States, for lemzoparlimab, plonmarlimab, uliledlimab and
TJ-CD4B
in China and the United States.
In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in the clinical trials of our competitors’ drug candidates, which may further delay our clinical trial enrollments.
Patient enrollment for our clinical trials may be affected by other factors, including, but not limited to, the following:

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
The time required to obtain the approval of the NMPA, the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of pre-clinical
studies and clinical trials, although they are typically provided within 12 to 18 months after clinical trials are completed. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. As of the date of this annual report, we have obtained IND approvals from the NMPA for ten of our drug candidates, felzartamab, olamkicept, efineptakin alfa, lemzoparlimab, uliledlimab, plonmarlimab, eftansomatropin alfa, enoblituzumab, TJ210 and
TJ-CD4B.
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
The failure to obtain patent term extension and data exclusivity for approved pharmaceutical products could increase the risk of generic competition with our products.
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
In China, the PRC Patent Law, which was most recently amended by the Standing Committee of the National People’s Congress on October 17, 2020, and became effective on June 1, 2021, for the first time, generally provides for patent term compensation and patent linkage system. Under the PRC Patent Law, patent term compensation can be obtained for regulatory delays in the review and approval of new drugs but are limited to no more than five years and the total post-marketing patent term of the new drug cannot exceed 14 years, which is similar to the provisions of Hatch-Waxman. However, to be implemented, the patent term compensation requires further promulgation of detailed implementation measures. Depending upon the timing, duration and specifics of any NMPA marketing approval process for any drug candidates we may develop, one or more of our China patents, if issued, may not be eligible for or only be eligible for limited patent term compensation. The PRC Patent Law, for the first time, introduces a system for the early resolution of patent disputes concerning generic drug applications, which is similar to the U.S. patent linkage system. On July 4, 2021, the NMPA and the China National Intellectual Property Administration jointly issued the Implementation Measures for Early Resolution Mechanism of Pharmaceutical Patent Disputes (for Trial Implementation) which sets forth, for the first time, details of how such patent linkage system would be implemented. As the China trial version of patent linkage system was just implemented commencing from July 4, 2021, substantial uncertainties remain as to whether this trial system can effectively block early generic competition with our products. Although the Regulations for Implementation of the Drug Administration Law of the People’s Republic of China has provided six-year
data exclusivity for a new chemical entity, and Chinese regulators have proposed a framework for integrating data exclusivity into the Chinese regulatory regime in 2018, the system of data exclusivity was not really implemented in practice. Consequently, the absence of currently implemented data exclusivity may result in weaker protection for us against generic competition in China than could be available to us in the United States. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

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
If the NMPA, the FDA or a comparable regulatory authority approves any of our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements on pharmacovigilance. These requirements include submissions of safety and other post-marketing information and reports, registration, random quality control testing, adherence to any chemistry, manufacturing, and controls (“CMC”), variations, continued compliance with current GMPs, and GCPs and potential post-approval studies for the purposes of license renewal.
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
The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in sourcing manufacturing capabilities or manufacturing our future products, our business could suffer.
We have limited experience in managing the manufacturing process. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. We have invested in a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a specialty biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The construction of the Hangzhou Facility commenced in April 2021. The Hangzhou Facility targets to have a pilot capacity of two production lines (one line configured with 2 x 2,000L and the other line with 1 x 2,000L) around the middle of 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023 or early 2024. However, the investment for building this new biologics manufacturing facility that is compliant with cGMP regulations will be a significant upfront cost for us. In turn, this could materially harm our commercialization plans.
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
The regulations that govern regulatory approvals, pricing and reimbursement for new therapeutic products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or licensing approval is granted. In some
non-U.S.
markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug and negatively impact the revenues we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain regulatory approval. For example, according to a statement, Opinions on Reforming the Review and Approval Process for Pharmaceutical Products and Medical Devices, issued by the PRC State Council in August 2015, the enterprises applying for new drug approval will be required to undertake that the selling price of new drug on PRC mainland market will not be higher than the comparable market prices of the product in its country of origin or PRC’s neighboring markets, as applicable.
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
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The following sets forth the major provisions of the ACA that may affect our drug candidates:

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
Although we plan to secure a facility that we can control for clinical-scale manufacturing and processing of our drug candidates, we intend to also partially rely on third-party vendors to manufacture supplies and process our drug candidates. We have not yet manufactured or processed our drug candidates on a commercial scale and may not be able to do so for any of our drug candidates. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use.
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
The effectiveness of the contract with AbbVie is subject to our performance of certain contractual obligations and regulatory approval; such approval may not be obtained or may be delayed, which could result in a detrimental effect on our collaboration. For a more detailed discussion, please see “Item 4. Information on the Company—B. Business—Licensing and Collaboration Arrangements—B. Out-Licensing Arrangements—License and Collaboration Agreement with AbbVie.” In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.
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

As a result, if we enter into collaboration agreements and strategic partnerships or license our drugs, we may not be able to realize the benefit of such transactions if we are unable to address the risks mentioned above and successfully integrate these agreements or partnerships with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. For example, disputes have arisen between Tracon Pharmaceuticals, Inc. (“Tracon”) and us in relation to the collaboration agreements to co-develop our proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and to co-develop up to five bispecific antibodies (the “BsAbs Agreement”). See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this annual report, the disputes have not been resolved and we expect that the decision from the arbitration tribunal may be available in late 2022. We are not able to predict the likely outcome of such disputes. Any adverse outcome as a result of the arbitration tribunal’s decision, or any further disputes in connection thereof, could have an adverse effect on our business prospects, financial condition, results of operation and reputation.
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
Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of December 31, 2021, our owned patent portfolio consisted of 47 issued patents and 250 patent applications primarily in connection with the drug candidates in our Global Portfolio, including 21 Patent Cooperation Treaty (“PCT”) patent applications, 15 U.S. patent applications, 16 PRC patent applications and 198 patent applications in other jurisdictions. In addition, as of December 31, 2021, we in-licensed
the Greater China and Korea rights relating to 28 issued patents and 39 pending patent applications primarily in connection with felzartamab, eftansomatropin alfa, olamkicept, enoblituzumab, efineptakin alfa and TJ210. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in China, the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.
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

In addition, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license.
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
Although patent regulations in respect of patent term compensation and patent linkage system have been introduced by the PRC Patent Law taking effective on June 1, 2021, the patent term compensation requires further promulgation of detailed implementation measures to be implemented. Thus, patents that we expect to obtain in China may not be eligible for or only be eligible for limited patent term compensation. In the meantime, the PRC Patent Law, for the first time, introduces a system for the early resolution of patent disputes concerning generic drug applications. On July 4, 2021, the NMPA and the China National Intellectual Property Administration jointly issued the Implementation Measures for Early Resolution Mechanism of Pharmaceutical Patent Disputes (for Trial Implementation) which sets forth, for the first time, details of how such patent linkage system would be implemented. Since the China trial version of patent linkage system was just implemented commencing from July 4, 2021, substantial uncertainties remain as to whether this trial system can effectively block early generic competition with our products. Although the Regulations for Implementation of the Drug Administration Law of the People’s Republic of China has provided six-year
data exclusivity for a new chemical entity, and the Chinese regulators have proposed a framework for integrating data exclusivity into the Chinese regulatory regime in 2018, the system of data exclusivity was not really implemented in practice. Consequently, these factors may result in weaker protection for us against generic competition in China than could be available to us in some jurisdictions such as the United States.

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
In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. In addition, the impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit,” and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
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
Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore offerings and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.
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
In China, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the China Cyberspace Administration in 2017, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval from the Science and Technology Administration Department of the State Council where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data, administrative fines and criminal liabilities. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, the Civil Code of the PRC (“the Civil Code”), which took effective on January 1, 2021, expressly provides the right of privacy and personal information protection. The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the businesses conducted, the data we obtain and use may include information that is deemed as “personal information” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations.
Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that the processing of personal information should have a specific and reasonable purpose, and must be conducted in a way that has the least impact on personal rights and interests, and should be limited to the minimum scope necessary to achieve the processing purpose. Moreover, in December 2021, the CAC and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which took effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a critical information infrastructure operator, or a CIIO, that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to the cybersecurity review. In addition, internet platform operators processing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review.
As of the date of this annual report, (i) no detailed rules or implementation relating to the Cybersecurity Review Measures has been issued by any PRC regulatory authorities, (ii) we have not been informed of being identified as a CIIO or an internet platform operator, nor have we been required to go through the cybersecurity review procedures, by any PRC governmental authorities, and (iii) we have not been involved in any investigations on cybersecurity review on such basis, nor have we received any inquiry, notice, warning, or sanctions in such respect, by any PRC governmental authorities. Taking into consideration the above and that (i) the preclinical and clinical data processed or handled by us in our business operations, either by its nature or in scale, do not and will not directly or indirectly affect or potentially affect national security in any respect, and (ii) we have not possessed, and do not anticipate to possess, in the foreseeable future, personal information of more than one million users or persons, based on our understanding of the Cybersecurity Review Measures, we do not expect that we will be subject to cybersecurity review by the CAC in connection with our offering of securities to foreign investors and listing on the Nasdaq. Nevertheless, the exact scope of CIIO and “internet platform operator” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of the Cybersecurity Review Measures and the relevant laws, regulations, implementation rules etc. Therefore, it is uncertain whether we would be deemed as a CIIO or an internet platform operator thereunder.
The PRC laws and regulations concerning these subject matters are continually evolving and not always clear, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We cannot assure you that we will comply with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all respects and any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries, penalties and other proceedings or actions against us by governmental authorities, customers or others, such as warnings, fines, making certain required rectification, service suspension and/or other sanctions, as well as negative publicity and damage to our reputation. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the future regulatory changes, including impact of any draft measures, at this stage, and we will closely monitor and assess any development in the rule-making process. If additional requirements are imposed to companies like us, such as the clearance of cybersecurity review, we face uncertainties as to whether we can fulfill those requirements in a timely manner, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties or suspension of our non-compliant
operations, which could materially and adversely affect our business and results of operations.

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
In Europe, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the General Data Protection Regulation (EU) 2016/679, or GDPR, which became effective in May 2018, imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including, but not limited to, requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States), providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, and recordkeeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance,
including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the GDPR. Because the GDPR specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from the GDPR and impose different obligations from country to country, leading to additional complexity and uncertainty.
We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical partners and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable laws, including the GDPR. In addition, a data breach affecting personal information, including health information, could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.
Our operating results, our China operations and our worldwide operations could be adversely affected by the outbreak of and response to the coronavirus or other health crises.
Our business, financial condition and results of operations could be adversely affected by the
COVID-19
pandemic. The global pandemic of
COVID-19,
the disease caused by a novel strain of coronavirus, has created significant business disruption which could materially and adversely affect our business and operations. The pandemic has resulted in governments implementing numerous measures to contain
COVID-19,
such as travel bans and restrictions, quarantines,
shelter-in-place,
temporary shutdown of factories, business limitations, or total lock-down orders. In early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed for a certain period of time. These containment measures are subject to change and may be further tightened. This pandemic has led to temporary closure of our offices in the first quarter of 2020 and April 2022, causing cancellation of physical participation in meetings, restrictions on employee travels, and a significant portion of our employees working from home, which resulted in lower work efficiency and productivity, and the disruption to our business operations and clinical trials.

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
Our business could be adversely affected by the effects of epidemics, including
COVID-19,
avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our offices and laboratories. For example, in early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The
COVID-19
pandemic has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories. As research hospitals and government agencies focus clinical resources on the pandemic, we believe that there could be some delay in regulatory interactions and inspections and patient recruitment and participation. Meanwhile, the pandemic of
COVID-19
continues in the United States and other countries, and related government and private sector responsive actions may cause some delay in our ongoing clinical trials in the United States. We have taken a series of measures in response to the pandemic, including, among others, remote working arrangement for our employees. These measures could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. The extent to which
COVID-19
impacts our results of operations will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. These uncertain and unpredictable factors include, but are not limited to, potential adverse effects of the pandemic on the economy, our suppliers, CROs, CMOs and other contractors. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese economy in general. To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, including those relating to our ability to initiate or continue clinical trials for our drug candidates.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to include a report by our management on our internal control over financial reporting and our independent registered public accounting firm must include an attestation report on internal control over financial reporting in our annual reports. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our management, with the participation of our chief executive officer and principal financial officer, and our independent registered public accounting firm evaluated the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2021. See also “Item 15. Controls and Procedures” for a detailed description.
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
We acquired a controlling interest in
I-Mab
Bio-tech (Tianjin) Co., Ltd
(“I-Mab
Tianjin”) in July 2017 and the remaining interest in
I-Mab
Tianjin in May 2018. In connection with our acquisition of
I-Mab
Tianjin, we identified RMB148.8 million of intangible assets and RMB162.6 million of goodwill of
I-Mab
Tianjin attributable to core technology and synergy effects expected from combining the operations of the discovery and development of innovative biologics and the development of clinical stage biologics. We are required to test our goodwill annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is allocated to the reporting units for the purpose of impairment testing. An impairment loss of goodwill is recognized for the amount by which the carrying amount of the reporting unit exceeds its fair value, and we would be required to write down the carrying value of our goodwill during the period in which it is determined to be impaired, which would materially and adversely affect our results of operations.
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
Risks Related to Doing Business in China
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
We conduct our businesses primarily through our PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
the CSRC, together with the relevant departments of the State Council, drafted the Draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (for public comments), or the Draft Provisions, for public comments from December 24, 2021 until January 23, 2022. Furthermore, based on the Draft Provisions, the CSRC drafted the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (for public comments), or the Draft Administration Measures, for public comments from December 24, 2021 until January 23, 2022.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, must be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line items in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, is obligated to file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer must submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation – Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and may be amended from time to time, and the PRC legal system continues to rapidly evolve, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than that in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors or executive officers may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies and
non-U.S.
persons. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors or executive officers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors or executive officers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.
The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.
Our research and development operations and manufacturing facilities are mainly in China, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of the regulatory requirements that are applicable to our current and planned business activities in China. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in China and reduce the current benefits we believe are available to us from developing and manufacturing drugs in China. PRC authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.
Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business, financial condition and results of operations.
A significant portion of our operations are in China. Our financial condition and results of operations are affected to a large extent by economic, political, social and legal developments in China.

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
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—General Risks Related to Our ADSs— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.
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
We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”), the 2020 Share Incentive Plan (the “2020 Plan”), and the 2021 Share Incentive Plan (the “2021 Plan”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of March 31, 2022, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 2,207,863 ordinary shares, 1,825,091 ordinary shares, 72,000 ordinary shares, 2,968,998 ordinary shares, 5,066,693 ordinary shares under the 2017 Plan, the 2018 Plan, the 2019 Plan, the 2020 Plan and the 2021 Plan, respectively, excluding options that were forfeited, cancelled, or exercised after the relevant grant date; and (ii) restricted share units to receive an aggregate of 2,054,792 ordinary shares under the 2020 Plan and an aggregate of 2,426,615 ordinary shares under the 2021 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
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
Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign-invested enterprise can only use its capital pursuant to the principle of authenticity and self-use
within its business scope. The capital of a foreign-invested enterprise cannot be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated
enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use
(except for the foreign-invested real estate enterprises).
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises unless expressly permitted in the business license. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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
Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin, an “indirect transfer” of “PRC taxable assets,” including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of the overseas enterprise; income tax payable overseas for the transaction of indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
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
For the period from January 1, 2021 to the date of this annual report, the trading price of our ADSs ranged from US$11.70 to US$85.40 per ADS. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.
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
On July 15, 2020, we announced that our board of directors has authorized a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a twelve-month period effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s). In July 2021, our board of directors has authorized a new stock repurchase program. With our board’s authorization, we may repurchase up to US$40 million of its ordinary shares in the form of ADS over the next 12 months. From July 15, 2020 to the date of this annual report, we did not repurchase any ADSs under the share repurchase programs that we adopted. Our share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time. In addition, certain senior management members and executive personnel also executed share purchases from the open market in the first quarter of 2022. Nevertheless, there can be no assurance that any of our share repurchase program will be fully consummated or that such share repurchase program could enhance long-term shareholder value.

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
Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. On December 14, 2020, the SEC declared effective a registration statement on Form
F-1,
under which the selling shareholders identified therein may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company. On March 23, 2021, the SEC declared effective a post-effective amendment to this registration statement on Form
F-1
that terminates the effectiveness of this registration statement and removes from registration all securities registered but not sold under this registration statement. On March 19, 2021, we filed a prospectus supplement as part of a registration statement on Form
F-3
(File
No. 333-252793),
under which the selling shareholders identified therein may offer, from time to time, up to 19,050,555 ordinary shares, including ordinary shares represented by ADSs of our company. On March 31, 2022, we filed another prospectus supplement as part of a registration statement on Form
F-3
(File
No. 333-252793),
under which the selling shareholders identified therein may offer, from time to time, up to 37,749,951 ordinary shares, including ordinary shares represented by ADSs of our company. Remaining ordinary shares issued and outstanding will be available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market, or sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.
Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted, and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.
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
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Additionally, our home country practices provide that shareholder approval may not be required when a plan or other equity compensation arrangement is established or materially amended. As we have chosen, or may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the ones mentioned above, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. See also “Item 16G. Corporate Governance.”

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of quarterly average) during such year produce or are held for the production of passive income. We do not believe that we were a PFIC for the taxable year ended December 31, 2021. Although we do not believe we were a PFIC for the taxable year ended December 31, 2021, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of gross income for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive
or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.
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
As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. We were an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we historically took advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
As we no longer qualify as an emerging growth company, we are no longer able to take advantage of any reduced disclosure and other requirements that are available to emerging growth companies. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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
In 2020, we have taken concrete steps to execute our plan to invest in a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a specialty biopharma company. The construction of the Hangzhou Facility commenced in April 2021. The Hangzhou Facility targets to have a pilot capacity of two production lines (one line configured with 2 x 2,000L and the other line with 1 x 2,000L) around the middle of 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023 or early 2024. The project will be financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, we, through our wholly-owned subsidiary and parties acting in concert, remain the majority shareholder of
I-Mab
Biopharma (Hangzhou) Limited
(“I-Mab
Hangzhou”), the entity holding the Hangzhou Facility.
I-Mab
Hangzhou became an affiliate of our company on the closing date. See Note 10 to the Consolidated Financial Statements for additional information of our investment in
I-Mab
Hangzhou.

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
On December 14, 2020, the SEC declared effective a registration statement on Form
F-1,
under which the selling shareholders identified therein may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company. On March 23, 2021, the SEC declared effective a post-effective amendment to this registration statement on Form
F-1
that terminates the effectiveness of this registration statement and removes from registration all securities registered but not sold under this registration statement. On March 19, 2021, we filed a prospectus supplement as part of a registration statement on Form
F-3
(File
No. 333-252793),
under which the selling shareholders identified therein may offer, from time to time, up to 19,050,555 ordinary shares, including ordinary shares represented by ADSs of our company. On March 31, 2022, we filed another prospectus supplement as part of a registration statement on Form
F-3
(File
No. 333-252793),
under which the selling shareholders identified therein may offer, from time to time, up to 37,749,951 ordinary shares, including ordinary shares represented by ADSs of our company. We will not receive any of the proceeds from the sale of the ordinary shares or ADSs by the selling shareholders.
On July 27, 2021, our board of directors approved a preliminary proposal for the potential dual listing of our newly issued shares on the Science and Technology Innovation Board of the Shanghai Stock Exchange (the “STAR Board”). Our board also authorized certain officers to execute the Listing Tutoring Agreement between us and the Sponsor China International Capital Corporation Limited (the “Tutoring Agreement”). The completion of the proposed dual listing on the STAR Board is conditional upon and subject to, among other things, market conditions, further approval of our board of directors and potentially of our shareholders at a general meeting of our company, and the obtaining of the necessary regulatory approvals. Upon the signing of the Tutoring Agreement, we will proceed to make a filing with the Shanghai Branch of China Securities Regulatory Commission for entering the IPO tutoring program, as required by the relevant rules and regulations.

In December 2021, our board of directors approved a motion to pursue the listing of our ordinary shares on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Dual Listing”). The board also authorized our senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Hong Kong Dual Listing. The Hong Kong Dual Listing is conditional upon and subject to, among other things, market conditions, further approval of the Board, and the obtaining of the necessary regulatory approvals.
Our principal executive offices are located at 55
th
– 56
th
Floor, New Bund Center, 555 West Haiyang Road, Pudong District, Shanghai, People’s Republic of China. Our telephone number at this address is +86
21-6057-8000.
Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman,
KY1-1205,
Cayman Islands.
B.
Business Overview
Executive Summary
I-Mab’s
differentiation as an innovative global biotech company and its value creation towards a global specialty biopharma are mainly driven by three growth engines.
Firstly
, our focus and proven track record in innovation. Lemzoparlimab and uliledlimab are among the global front-runners with best-in-class
potential in the field of immuno-oncology, highlighting our commitment and unique strength in drug innovation. Our innovation comes in three waves. The first wave is characterized by novel or highly differentiated monoclonal antibodies with best-in-class
potential, such as lemzoparlimab and uliledlimab in Phase 2 or soon to be in Phase 3 clinical trials. The second wave is comprised of a panel of novel bi-specific
antibodies designed to address the significant unmet medical needs where the majority of cancer patients do not respond or poorly respond to standard
PD-1
or
PD-L1
therapies. The third wave of innovation represents unconventional antibody molecules enabled by transformative technologies such as mRNA technology, cell-penetrating antibody platform, etc. The current pipeline of 20 clinical and preclinical assets demonstrates our innovation.
Secondly,
our global capability in R&D and business partnerships. We develop innovative drug candidates and conduct clinical validation of the assets worldwide. With globally generated data, we have accomplished a series of global and regional partnerships, including a landmark US$1.94 billion deal with AbbVie for lemzoparlimab. As a result, we have built a sizable cash flow from upfront and milestone payments of partnered assets ahead of their sales revenue.
Thirdly,
our near-term commercialization and revenue generation. We expect to achieve three NDA submissions or product launches between 2023 and 2025, which is expected to generate additional revenue for us.
Innovative Pipeline and its Progression.
We have made significant progress in our pipeline development and achieved the critical clinical milestones set in early 2021, including critical positive data readout events for lemzoparlimab (TJC4), uliledlimab (TJD5), and felzartamab (TJ202). As a result, our pipeline today is composed of ten clinical-stage assets and ten preclinical assets, among which seven assets have moved to Phase 2 or Phase 3 clinical trial stage. Importantly, the pipeline is expected to yield three near-term NDA filings and/or product launches between 2023 and 2025 in China, including felzartamab for multiple myeloma (MM), eftansomatropin alfa for pediatric growth hormone deficiency (PGHD), and potentially lemzoparlimab for myelodysplastic syndromes (MDS) and later for acute myeloid leukemia (AML) and non-Hodgkin’s
lymphoma (NHL). In addition, negotiations are underway to acquire another potential pre-NDA
product to further enrich this near-term product portfolio by providing broader coverage of major hematologic malignancies.
We have set our goals to deliver a new series of key clinical milestones in 2022 and further advance the pipeline to include three registrational trials, 11 Phase 2 clinical trials, and three Phase 1 clinical trials by the end of 2022.

Five key clinical stage assets are considered as the current pipeline value drivers. The clinical development of the assets has been prioritized and the recent progress is highlighted as follows.
Lemzoparlimab
: A novel CD47 antibody with
best-in-class
potential. It is among the global front-runners after magrolimab by Gilead. The potential first-line (1L) AML/MDS combination trial in China is at the end of Phase 2, with a data readout earliest in June 2022. More importantly, a Phase 3 registrational clinical trial for potential 1L MDS is expected to start in 2022, aiming for registration in 2024, at the earliest. The NHL combination trial is ongoing and with a potential data readout by the end of 2022. Two Phase 1b/2 clinical trials are on track for solid tumors.
Uliledlimab:
A highly differentiated CD73 antibody with
best-in-class
potential. It is among the global front-runners after oleclumab by AstraZeneca. Two Phase 2 clinical trials are ongoing. The China Phase 2 trial is more advanced and is focused on non-small
cell lung cancer (NSCLC), with data readout expected in
mid-2022.
Felzartamab:
A differentiated CD38 antibody for r/r MM. The 3L MM NDA submission is expected in 2022; the second-line (2L) MM Phase 3 trial is on track with matured clinical data expected. A new IND is planned for the clinical development for potential 1L MM.
Eftansomatropin alfa:
A differentiated long-acting growth hormone for PGHD. The Phase 3 trial is on track, with the completion of patient recruitment (165 patients) expected in the second quarter of 2022.
TJ-CD4B:
A novel
bi-specific
antibody with Claudin 18.2 and
4-1BB.
It is designed to target gastric cancer and pancreatic cancers, with the
4-1BB
component acting only on tumor engagement (conditional activation to avoid systemic toxicity). The Phase 1 clinical trial is on track.
Two other clinical stage assets with potential to become the next value drivers are:
Efineptakin alfa:
A novel long-acting
IL-7
with
first-in-class
potential. Two Phase 2 clinical trials are ongoing. Interim analysis of the Phase 2 trial in glioblastoma multiforme (GBM) is expected in 2022.
Enoblituzumab:
A leading
B7-H3
antibody. Phase 2 clinical trial is expected to start in 2022.
R&D partnerships and Business Development.
At
I-Mab,
our business development is geared toward enriching and facilitating our pipeline development and realizing the value of our global assets at given development stages. The deals are strategically focused on the following key business areas: (1) research partnerships are aimed to build the next wave of innovative assets that are enabled by transformative technologies; (2) commercial partnerships are designed to enhance our commercialization capability for upcoming product launches and co-commercialization
of selected products;
(3) in-licensing
and
out-licensing
deals are part of our pipeline strategy to either enrich the late-stage and near-term product portfolio through selective in-licensing
or
co-development
or partner with big pharmaceutical companies on the
ex-China
rights of selected global assets, as demonstrated in the AbbVie deal in 2020. In 2021, we completed seven partnership deals across commercial, discovery, and biomarker research areas.
Research partnerships.
Five active partnerships allow us to work with our partners to generate novel molecules that are enabled by self-replicating mRNA technology, cell-penetrating alphabody technology, tumor-site activation probody technology, artificial intelligence design technology, and camel nanobody
4-1BB
technology. The first set of lead molecules has begun to form an emerging portfolio of novel drug candidates that are being tested at preclinical stage and are expected to move to the clinic in 2023.
Commercial partnerships.
In November 2021, we completed a commercial partnership deal for eftansomatropin alfa with Jumpcan for a total of US$315 million in upfront and potential milestone payments, including approximately US$35 million in an upfront payment representing one of the largest deals in the China biopharma market. We will hold MAH and share profits generated from the commercialization of the product in mainland China on a 50/50 basis, pursuant to which we will be entitled to receive tiered low double-digit royalties on net sales. This commercial partnership provides us a great opportunity to work with a commercial leader specializing in pediatric products for eftansomatropin alfa. In November 2021, we entered into a strategic collaboration with Roche Diagnostics, a global leader in in vitro
diagnostics, to
co-develop
companion diagnostics (CDx) solutions for our innovative pipeline at the Fourth China International Import Expo (CIIE) in Shanghai.
In-licensing
and
out-licensing
deals
. In this regard, we are in the process of seeking a global partnership deal for uliledlimab and other pipeline assets with potential global partners and are working on an in-licensing
or
co-development
deal for a
pre-NDA
hematologic oncology product that is expected to have an NDA submission in 2022. We are making every effort to bring the ongoing negotiations to a successful close in 2022 as well as seek new opportunities for additional deals.
Near-Term Product Portfolio and Commercialization.
Under rapid development, our most advanced assets, including felzartamab, eftansomatropin alfa, and lemzoparlimab, are expected to achieve NDA submission and market launch in China in the next three years between 2023 and 2025. With the potential addition of another pre-NDA
product for a hematologic malignancy indication, we anticipate our near-term product portfolio to include three products that effectively cover the three major disease entities of hematologic malignancies, i.e., AML, MDS, and NHL, by lemzoparlimab in various combinations with AZA, venetoclax, rituximab, and r/r MM by felzartamab in combination with lenalidomide. The fourth product, eftansomatropin alfa for PGHD, is also expected to achieve NDA submission and market launch within the same timeframe.

Our commercialization strategy is to rapidly build up our market position in China as a leader in the therapeutic area of hematologic malignancies with the three key products leveraging various combinations for front-line treatments and to become a major player in the growth hormone market with eftansomatropin alfa in China. This fast-to-market
portfolio will be backed by a longer-term portfolio that focuses primarily on solid tumors between 2026 and 2028. Uliledlimab, efineptakin alfa, enoblituzumab, and lemzoparlimab are among the potential candidate products for solid tumors.
The near-term product portfolio has significant commercial potential. For the hematologic oncology portfolio, the total annual incidences for the three disease entities, i.e., MM, leukemia (AML/MDS), and lymphoma, are estimated to be approximately 173,000 (
Globocan, 2020
) in China. For eftansomatropin alfa, more than 3.4 million children are estimated to suffer from growth hormone deficiency in China. By leveraging first-mover advantages and validated clinical differentiation by design, cost advantages by local manufacturing, and a focused commercialization strategy and cross-portfolio synergies, each product in the near-term portfolio has the potential to become a market leader or a major player in its respective therapeutic area.
We have taken concrete steps to prepare for our commercialization of the near-term product portfolio. A core commercialization team has been formed under the leadership of Mr. Yifei Zhu during the reporting period to cover all key commercialization functions, including market research, market access, medical affairs, pricing, etc. This initial commercialization capability will be expanded based on the schedule of NDA approvals of the near-term products. Efforts are taken to carry out the commercialization strategy of “preparing the organization,” “preparing the market,” and “preparing the product” for felzartamab. In October 2021, we entered into a strategic partnership with Sinopharm Group Co. Ltd. (“Sinopharm”) to expand our commercialization capabilities. We will authorize more than 300 of Sinopharm’s subsidiaries as distributors across China to support distribution and retail allocation to terminal markets while we lead overall commercial activities.
Revenue generation
. Ahead of product commercialization, we have established cash flow through multiple global and regional out-licensing
deals such as the AbbVie partnership (approximately US$2 billion, with upfront payment of US$180 million and the first milestone payment of US$20 million received) and the Jumpcan partnership (approximately US$315 million), along with three other deals. We expect to continue to receive the pre-determined
milestone payments from these deals and any other partnership deals that we may establish in the future. The licensing and collaboration revenue will converge with the revenue to be generated from the initial sales of our commercialized products between 2023 and 2025. Upon the successful implementation of the above, we believe we will have adequate cash position to fund our business operations for at least three years.
Steps Toward Becoming a Global Specialty Biopharma.
We have achieved the expected corporate milestones toward our goal to become a global specialty biopharma.

•
Global footprint.
We have been expanding our global R&D and corporate footprint. We are now globally connected with six sites or offices across Greater China (Shanghai, Beijing, Hangzhou, Guangzhou, Lishui, and Hong Kong) and two sites in the U.S. (Gaithersburg and San Diego). (1) The newly established R&D facility is now operational in San Diego, California, a rapidly growing biotech hub in the U.S., to focus on translational medicine and biomarker research to support the clinical development of our pipeline assets in the U.S. and China. The center will also host the CMC formulation research and global alliance management. The state-of-the-art,
integrated laboratory and office space will strengthen our worldwide development capabilities, further reinforcing our ability to conduct global clinical studies across the U.S. and China. The San Diego site will serve as one of the strategic sites for our global drug development efforts with a comprehensive biomarker platform to support all of our clinical trials. (2) In September 2021, we established our sales and distribution hub in Lishui, China. As integral to our commercialization commitment, our Lishui operation hub is designed in compliance with the Good Supply Practice (GSP) standards in China to ensure the quality control of our innovative products in the future drug distribution process. (3) In December 2021, we set up a new office in Guangzhou, China, as a regional hub for clinical development and commercialization activities to leverage new opportunities in the Greater Bay Area (GBA) initiative in China.

•
Manufacturing facility.
To support the manufacturing needs of the rapidly growing and maturing pipeline, substantial progress has been made in the construction of a state-of-the-art
GMP manufacturing facility in Hangzhou, China. The Phase One GMP manufacturing facility includes a process development laboratory that is already operational to handle our CMC project needs, and 3 x 2,000L production lines will become operational around June 2022 to produce clinical trial material for our clinical studies worldwide and to prepare for local commercial production of felzartamab. The Phase Two commercial production facility is being constructed to accommodate up to 8 x 4,000L commercial production lines and is on track to be completed by 2024. The Hangzhou facility has been designed in compliance with Good Manufacturing Practice (GMP) standards adopted by the U.S. Food & Drug Administration (FDA), the China National Medical Products Administration (NMPA), and European Medicines Agency (EMA). We have also entered into a partnership agreement with the Hangzhou Qiantang Government to manufacture our innovative drugs locally and accelerate the transition to commercialization.

•
Dual listing.
We are accelerating our effort to pursue a dual listing to complement our NASDAQ investor base. The Hong Kong dual listing is conditional upon and subject to, among other things, market conditions and obtaining the necessary regulatory approvals.

Our Drug Pipeline
Our drug pipeline has a number of critical features: (1) The pipeline is innovative and globally competitive, focusing on first-in-class
and
best-in-class
potential. This is exemplified by the first wave of novel or highly differentiated monoclonal antibody assets, such as lemzoparlimab and uliledlimab, which are in Phase 2 and soon Phase 3 clinical trials, as well as the second wave of even more innovative bi-specific
antibody assets that are in Phase 1 clinical trials, such as
TJ-CD4B
and
TJ-L14B,
followed by additional
bi-specific
antibody assets that are currently in the preclinical stage. The new discovery initiative for the third wave of innovation is on the way for high-risk and high-value drug candidates enabled by transformative technologies, such as mRNA technology, cell-penetrating antibody platform, etc. (2) The pipeline is focused on immuno-oncology and biologics, leveraging our unique R&D and CMC strengths. (3) The pipeline is advanced and well developed. Out of 20 pipeline assets, ten are in the clinical stage, with seven programs in Phase 2 or Phase 3 clinical trials. We expect to achieve three NDA submissions or market launches between 2023 and 2025.

The chart below summarizes the development status of our drug pipeline:

Notes:

(1)	Taiwan is excluded.

(2)	Plonmarlimab (TJM2, excluding cytokine release syndrome indications) is managed by I-Mab Biopharma (Hangzhou) Limited.
Core Assets
Lemzoparlimab (TJC4): A Novel CD47 Antibody for Immuno-Oncology
Summary
Lemzoparlimab is a fully human CD47 monoclonal antibody discovered and developed internally by us for cancer immunotherapy. CD47 has emerged as one of the most promising immuno-oncology targets in recent years. Lemzoparlimab is among the global front-runners after magrolimab. As one of the most promising drug classes in immuno-oncology, the development of CD47 antibodies is primarily hampered by their on-target
binding to red blood cells (RBCs). Therefore, various CD47 antibodies in their clinical development are found to be susceptible to severe anemia and other hematologic side effects. As a result, many CD47 antibody programs have been either terminated in early clinical trials or faced drug safety challenges in clinical trials. For example, in January 2022, Gilead announced that the U.S. FDA had placed a partial clinical hold on studies evaluating the combination of magrolimab plus azacitidine due to an apparent imbalance in investigator-reported suspected unexpected serious adverse reactions (SUSARs) between study arms, which was recently lifted for the study in AML/MDS but remained in diffuse large B cell lymphoma (DLBCL) and multiple myeloma (MM).

Lemzoparlimab is a novel CD47 antibody by design. It was originally selected from antibody screen campaigns designed to identify CD47 antibody leads with minimal binding to RBCs while maintaining strong binding to tumor cells. In terms of its differentiation in drug safety, the preclinical, Phase 1, and Phase 2 clinical studies we conducted so far have supported a good safety profile without the need for a priming dosing regimen. In terms of treatment efficacy, our Phase 1 and Phase 2 clinical trials have demonstrated encouraging efficacy signals, mostly in hematologic malignancies. Our clinical development plan is aimed to prioritize the potential first-line (1L) MDS combination therapy with azacitidine (AZA) to initiate a Phase 3 registrational trial in 2022 in China for potential NDA submission in 2024. In addition to the planned 1L MDS study, we are currently progressing towards the end of a Phase 2 AML trial in combination with AZA, an ongoing trial in combination with rituximab in patients with NHL, and two Phase 1b/2 clinical studies in patients with selected solid tumors. There will be multiple data readout events expected in 2022.
Molecular Differentiation of Lemzoparlimab
Lemzoparlimab exhibits high-affinity binding to human CD47 protein and CD47-expressing tumor cells at the nanomolar level and effectively blocks the interaction of CD47 with its receptor SIRPα. As compared with other CD47 antibodies currently under clinical development, lemzoparlimab (TJC4) demonstrated comparable potency in the enhanced macrophage-mediated phagocytosis of Raji tumor cells (see Figure A below) and anti-tumor activity in the
HL-60
cell line in leukemia and Raji xenograft models (see Figure B below). Moreover, when combined with rituximab, lemzoparlimab exhibited a markedly enhanced inhibition of tumor growth in a diffuse large B cell lymphoma (DLBCL) animal model through the synergistic effect of both agents (see Figure C below).

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

The key differentiation of lemzoparlimab is its minimal binding to RBCs which is highlighted in a series of preclinical studies, thus potentially avoiding or minimizing inherent hematologic adverse effects typically seen in other CD47 antibodies in clinical trials. Firstly, in a representative flow cytometric analysis (see Figure A below), lemzoparlimab showed minimal binding to human RBCs compared to comparator CD47 antibodies used at the same concentration. The minimal binding of lemzoparlimab to RBCs was confirmed when compared with other CD47 antibodies across multiple concentrations in another experiment (see Figure B below).

Figure:
Binding of CD47 monoclonal antibodies to RBCs. (A) Representative graph of the staining of human RBCs with CD47 monoclonal antibodies or control IgG (1 µg/ml); (B) Dose dependent binding of CD47 monoclonal antibodies with human RBCs from different healthy donors (n = 3). MFI: mean fluorescence intensity.

Secondly, as CD47 is expressed on normal RBCs, binding of CD47 antibodies to the surface of RBCs could cross-link the RBCs into lattices and prevent them from precipitating into compact pellets, which is a phenomenon termed hemagglutination. Our results showed that lemzoparlimab did not induce RBC agglutination across a wide range of antibody concentrations. In contrast, a comparator antibody caused significant hemagglutination starting at a concentration of 0.3 µg/ml.

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

Thirdly,
in vivo
safety studies were performed in cynomolgus monkeys to assess the effects of lemzoparlimab on the hematology parameters. Whereas a single bolus IV injection of the comparator antibody caused a significant drop in the number of RBCs and hemoglobin (HGB) levels, treatment with lemzoparlimab at a dose of 10 mg/kg did not significantly affect the number of RBCs, HGB levels or reticulocyte or platelet counts (see figure below). A following four-week GLP toxicology study further confirmed that lemzoparlimab treatment did not induce significant overall toxicologic changes. Only mild decreases in the number of RBCs, HGB, and hematocrit were found, which reached a nadir on Day 4 post-first administration and then gradually recovered to the normal range following administration. Compared with the placebo control, the average decrease of RBCs in the treated animals was approximately 6% to 9%, with only one animal showing an 18% drop at a dose of 30 mg/kg. No
RBC-associated
changes were noted in histopathologic examinations or in bone marrow smears (including erythrocytic series).

Figure:
Hematological parameters in
non-human
primates treated with a single dose of CD47 antibodies. On Day 0, naive cynomolgus monkeys were IV injected with PBS control (n=2), lemzoparlimab (TJC4) (n=2, 10 mg/kg) or a comparator antibody (n=2, 10 mg/kg). Blood cells were counted twice before drug injection (baseline) and at 3, 6, 10, 14, and 21 days post-injection.

The Underlying Mechanism for Lemzoparlimab’s Differentiation

We set forth to investigate the molecular mechanism underlying the minimal binding of lemzoparlimab to RBCs. The crystal structure of the CD47 antibody binding complex revealed that lemzoparlimab binds to a unique epitope of CD47 situated in a heavily glycosylated site on RBCs. More specifically, the results of crystal structure analysis identified an
N-glycosylation
site located near the epitope residues. Additional experiments were carried out to address the hypothesis of whether this glycosylation site near the epitope may hinder lemzoparlimab from fully binding to its epitope on RBCs. The data showed that PNGase treatment of RBCs to remove the
N-linked
oligosaccharides from glycoproteins significantly increased the binding of lemzoparlimab as compared with a control antibody, providing the evidence that removal of glycosylation site(s) on RBC effectively restores binding of lemzoparlimab to RBCs.

Figure:
The left. Crystal structure of the complex of the Fab of lemzoparlimab (TJC4, Cyan) binding with the extracellular domain (ECD) of human CD47 (Green). The right. In a representative experiment, human RBCs were treated with PNGase for 1 hr, followed by the addition of lemzoparlimab (TJC4) or a comparator CD47 antibody that binds strongly to RBC at the indicated concentrations. The binding of CD47 antibodies to the treated
(de-glycosylated)
or untreated RBCs was analyzed by flow cytometry.

In summary, the underlying mechanism is attributable to a unique binding site of lemzoparlimab or so-called
glyco-epitope on RBCs. That is, the unique glycosylation integrated with the binding site of lemzoparlimab serves as a natural molecular barrier to prevent lemzoparlimab from engaging RBCs. Therefore, RBCs are only minimally accessible by lemzoparlimab. In contrast, the binding site on tumor cells does not have the same glycosylation pattern and is fully exposed to and accessible by lemzoparlimab. Therefore, lemzoparlimab can uniquely distinguish tumor cells from RBCs to avoid severe anemia that is commonly seen with other CD47 antibodies while retaining strong anti-tumor activity.
Global Partnership with AbbVie
In September 2020, to facilitate and accelerate the global development and commercialization of lemzoparlimab, we granted AbbVie a global license valued at US$1.94 billion, including an upfront payment of US$180 million combined with the first milestone payment of US$20 million based on Phase 1 clinical results. We retain the rights to develop and commercialize lemzoparlimab in mainland China, Hong Kong, and Macau. We believe that this global partnership with AbbVie will significantly facilitate the clinical development, manufacturing, and commercialization of lemzoparlimab globally and in China.
Summary of Clinical Results
Drug Safety
In terms of lemzoparlimab’s safety profile, after the announcement of magrolimab’s partial clinical hold, we conducted a systemic review of the safety data collected from more than 180 patients, including solid tumors and hematologic malignancies treated in various combinations. The safety data from both the U.S. and China studies are consistent with our expected safety profile without the need of a priming dose regimen. As a result, there is no change in our strategy and plans for the development of lemzoparlimab. In fact, we strive to speed up our clinical development with the development plan in place.

For the studies in solid tumors and NHL in the U.S., lemzoparlimab was well tolerated up to 30 mg/kg on a weekly infusion schedule without priming dosing either
in mono- or combination therapy. A maximal tolerable dose (MTD) was not reached. All treatment-related adverse events (TRAEs) were either Grade 1 or Grade 2, except that one Grade 3 lipase increase was reported in the single-agent dose-escalation study in solid tumors and one Grade 3 TRAEs from the same patient, including pleural effusion, tachycardia, cough, pruritis, fatigue, rash, and dyspnea, at 20 mg/kg dose in a combination study with rituximab in NHL. No clinical or laboratory evidence of hemolytic anemia was observed throughout. The hematological data from both studies in solid tumors and NHL showed a transient reduction in the hemoglobin levels during the first cycle. The average drop was approximately 10% and was not dose-dependent. This finding is consistent with the results of preclinical GLP toxicity studies. None of the drug-related anemia reported was considered to be severe or hemolytic in nature.
For the Phase 2 clinical trial in AML/MDS, over 70 patients were dosed with lemzoparlimab at 30 mg/kg in combination with AZA. The safety data are being analyzed for a subsequent topline data release.

Figure:
Time course of hemoglobulin level following lemzoparlimab treatment in phase 1 single-agent dose escalation study across all the cohorts (n=20) and phase 1b combination study with rituximab in NHL (n=9). Each cycle (C) is 21 days (D) for monotherapy and 28 days (D) for combination therapy. Mean±SD is shown.

Clinical Efficacy
Across multiple completed and ongoing clinical trials, encouraging efficacy signals were observed and described below.
For lemzoparlimab monotherapy in patients with solid tumors, one confirmed Partial Response (PR) was observed in the 30 mg/kg monotherapy cohort (1/3). The patient who had metastatic melanoma had failed prior systemic treatment of nivolumab and ipilimumab. In addition, three patients achieved Stable Disease (SD) with SD duration longer than 16 weeks at dose cohorts of 1 mg/kg, 10 mg/kg, and 30 mg/kg. Two patients with squamous cell carcinoma of the head and neck (SCCHN) and renal cell carcinoma (RCC), respectively, failed nivolumab and the other with ovarian cancer received no prior
PD-(L)1
inhibitor treatment.
For lemzoparlimab combination therapy with rituximab in patients with NHL, we presented interim dose escalation data of lemzoparlimab in combination with rituximab in relapsed and refractory (r/r) NHL at the 2021 American Society of Hematology (ASH) Annual Meeting. The preliminary data were generated from nine patients with r/r NHL who received at least two prior lines of therapies, with a median of four lines. Safety findings of lemzoparlimab at doses of 20 mg/kg and 30 mg/kg weekly, without a priming dose, are consistent with what was observed at lower doses, and no dose-limiting toxicity (DLT) was observed. Positive clinical activity was observed in heavily pretreated patients who had progressed on prior anti-CD20 therapies. Among seven efficacy-evaluable patients, four achieved complete responses (CR) (1 transformed
FL-DLBCL
+3 FL), one partial response (PR) of FL were observed (ORR = 71%); two reported stable disease (SD), and the disease control rate (DCR) was 100%. Tumor shrinkage was observed in all evaluable patients. The median time to response was 50 days, and the response lasted from 61 to 236 days. A high level (80% and 90%) of intra-tumoral distribution measured by IHC of tumor biopsy was reached at 20 mg/kg and 30mg/kg weekly. The dose expansion trial is ongoing to enroll more patients in the U.S. and at additional clinical sites in China. We expect to report additional data in the second half of 2022 and, pending approval by the NMPA, potentially initiate a pivotal trial in patients with NHL in China.

For Phase 2 lemzoparlimab combination therapy with AZA in patients with MDS, over 70 patients with newly diagnosed MDS and AML have been dosed with lemzoparlimab at 30 mg/kg in combination with AZA. An interim analysis was conducted recently in 47 MDS patients on treatment for various treatment durations. The preliminary results showed that the overall response including complete response rates in 22 MDS patients with a median treatment duration ≥ four months are encouraging, though not conclusive. The full data analysis is expected in June 2022, when all data are matured. We plan to present the complete study at a selected scientific conference in the second half of 2022. Based on the safety and efficacy results, a registrational trial in patients with MDS is being planned to start in 2022, pending approval by the NMPA.

Table:
Clinical efficacy data summary of lemzoparlimab. (Sources of data in solid tumors and NHL: Society for Immunotherapy of Cancer (SITC) annual meeting 2020 and American Society of Hematology (ASH) annual meeting 2021.)

Clinical Development Plan
(1)
Leukemia
. MDS potential 1L combination therapy with AZA and AML potential 1L combination therapy with AZA and venetoclax. MDS potential 1L combination therapy is the most prioritized to aim for the start of a Phase 3 registrational trial in 2022 and NDA submission in 2024. We are currently in the process of analyzing the China Phase 2 MDS trial data. At the recent earnings call in March 2022, we discussed the preliminary data, indicating that the efficacy signals are encouraging. We expect to share topline data around June 2022 and will present the full dataset at either ESMO or ASH 2022. More importantly, we plan to initiate a registrational Phase 3 trial in 2022 based on the current dataset. For AML potential 1L lemzoparlimab-AZA
combination and a triplet combination with AZA and venetoclax, we plan to participate in a potential global Phase 3 study led by AbbVie. The study has the potential to lead to a global registration by AbbVie and China registration by
I-Mab.
(2)
Lymphoma
. NHL combination therapy with rituximab. We presented the encouraging clinical data at the 2021 American Society of Hematology (ASH) annual meeting. The NHL study has expanded to enroll additional patients with relapsed or refractory CD20+ diffuse large B cell lymphoma (DLBCL) and follicular lymphoma in both the U.S. and China. We expect to report additional data in the second half of 2022, which may potentially lead to a registrational trial in patients with NHL in China, pending approval by the NMPA by the end of 2022 or early 2023.
(3)
Solid tumors
. Lemzoparlimab and
PD-1
combination therapy in selected solid tumors. Two Phase 1b/2 clinical trials of lemzoparlimab and
PD-1
combination therapy are ongoing in the U.S. and China in patients with solid tumors. The studies are designed as “basket” trials to include selected tumor types. More data will be reported as the studies progress.
(4) Lemzoparlimab global clinical trials by AbbVie, including combination therapy with AZA and venetoclax, in patients with AML or MDS and another combination therapy with a CD38 antibody in patients with refractory and relapsing multiple myeloma (r/r MM), are being conducted globally. The AML/MDS trial has the potential to lead to a global pivotal clinical trial where we will participate for the purpose of simultaneous registration for the AML indication in China.

Uliledlimab (TJD5): A Highly Differentiated CD73 Antibody for Solid Tumors
Summary
Uliledlimab is an internally discovered, highly differentiated CD73 neutralizing antibody. CD73 is a homodimeric enzyme widely expressed in multiple tumors and plays a critical role in the generation of adenosine to contribute to an immuno-suppressive tumor microenvironment. The key differentiation of uliledlimab, when compared to some of the other clinical-stage CD73 antibodies, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” In addition, uliledlimab has a non-competitive
inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which would be expected for small-molecule competitive blockers. Preclinical studies have shown that uliledlimab could completely reverse the
AMP-or
tumor cell-mediated suppression of T cells
in vitro
. When combined with a
PD-(L)1
antibody
in vivo
, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth compared to
PD-(L)1
monotherapy.
Uliledlimab is globally competitive and is among the front-runners after oleclumab, with significant progress made in its global clinical development. In the U.S., we have completed the initial assessment of a Phase 1 clinical study where uliledlimab was evaluated as a monotherapy lead-in
and followed by combining with atezolizumab (Tecentriq
®
) in patients with solid tumors. Topline results from this study showed that uliledlimab is safe and well-tolerated across all the dose cohorts evaluated. The data demonstrated a favorable linear PK and steep PK/PD relationship with complete receptor occupancy as expected based upon the normal dose-response property of uliledlimab without the hook effect. Furthermore, encouraging clinical efficacy signals from this study were observed in NSCLC and ovarian patients with higher CD73 and
PD-L1
co-expression
in the tumor, indicating a potential correlation between the clinical activity of uliledlimab and tumor CD73 expression as a potential predictive biomarker that warrants further investigation.
Based on the results of the Phase 1 study, we were able to determine the recommended phase 2 dose (RP2D) and currently conducting two Phase 2 clinical trials. The U.S. Phase 2 study is an uliledlimab and atezolizumab (Tecentriq
®
) combination therapy in patients with ovarian cancer and other selected advanced or metastatic solid tumors. The China Phase 2 study of uliledlimab and toripalimab (TUOYI
®
) combination therapy is more advanced and focused on patients with NSCLC. We expect to report the China Phase 2 data in 2022.
Competitive Landscape
The most advanced CD73 antibody is currently oleclumab (MEDI-9447) from Medimmune/AstraZeneca, which recently initiated a Phase 3, double-blinded, placebo-controlled, randomized study of durvalumab plus oleclumab in patients with locally advanced (Stage III), unresectable NSCLC who have not progressed following definitive, platinum-based concurrent chemoradiation therapy. The results from the COAST Phase 2 trial in NSCLC presented at the ESMO Congress 2021 showed oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalulmab alone.
NZV-930
(from Novartis) and AK119 (from AkesoBio) were in Phase 1 clinical development for solid tumors. Arcus Biosciences had also reported promising results in their Phase 1b/2 trial of quemliclustat, a small molecule CD73 inhibitor, in combination with zimberelimab plus chemotherapy in patients with pancreatic cancer.
Molecular Differentiation of Uliledlimab
Extracellular AMP can be generated from ATP, cyclic AMP, and nicotinamide adenine dinucleotide (NAD) through separate biochemical pathways, all of which converge to CD73 as a rate-limiting enzyme to generate adenosine. Thus, the CD73 antibody is expected to block adenosine generation more completely than other related targets. The key advantages of uliledlimab when compared with other CD73 antibodies or small molecule inhibitors can be summarized as follows: (1) uliledlimab exhibits a typical dose-response curve without the “hook effect” to achieve the complete inhibition of both soluble and surface-bound CD73; and (2) uliledlimab has a non-competitive
inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which would be expected for small-molecule competitive blockers. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.

Biochemically, uliledlimab displayed complete inhibition of soluble CD73 enzymatic activity (IC50 = 0.22 n M) without the “hook effect” in contrast to the comparator molecule, which at higher concentrations caused a paradoxical rebound of enzymatic activity presumably due to its inter-dimer binding mode. The recent structural data revealed by cryo-EM
showed that uliledlimab binds to a unique epitope located at the
C-terminus
of CD73 dimer distinct from other CD73 antibodies, including oleclumab, all of which bind to the
N-terminus
of CD73. With this unique epitope, uliledlimab adopts a differentiated intra-dimer binding mode to prevent the conformational change of CD73 from inactive to the active form, resulting in the complete inhibition of CD73 enzymatic activity without causing a “hook effect.”

Figure:	Inhibition of soluble CD73 enzymatic activity and the binding epitope of CD73 antibodies.
Immunologically, AMP inhibited interferon-gamma
(IFN-
g
) production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor micro-environment where AMP is abundantly produced. However, this suppression could be reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73 high human ovarian cell line
SK-OV-3
and human T cells were
co-cultured,
the addition of uliledlimab restored T cell activity as measured by
IFN-
g
production in a concentration-dependent manner. In addition to the restoration of
AMP-mediated
T cell suppression, we found that uliledlimab treatment could activate human B cells, as evidenced by the up-regulation
of activation markers CD69 and CD83, as well as antigen presentation markers CD86 and
HLA-DR.
Compared with T cells, the effects of uliledlimab on B cells were adenosine independent.
Consistent with the
in vitro
results,
in vivo
monotherapy of uliledlimab dose-dependently inhibited in situ tumor-derived CD73 activity, leading to the anti-tumor effect in a mouse xenograft model bearing A375 melanoma cells. To examine whether uliledlimab could enhance the anti-tumor activity of
PD-1
or
PD-L1
antibodies, we evaluated the therapeutic effects of uliledlimab in combination with a
PD-1
antibody in the MC38 model using CD73 humanized mouse and
PD-L1
antibody in the A375 xenograft model, respectively. The combination treatments resulted in more potent inhibition of tumor growth than monotherapy of
PD-(L)1
antibody or uliledlimab.

Figure:	Inhibition of tumor growth and in situ CD73 activity by uliledlimab alone or in combination with a PD-1 or PD-L1 antibody.
Summary of Clinical Results
Data from the U.S. Phase 1 dose-escalation study of uliledlimab in combination with atezolizumab, which were presented at the 2021 ASCO annual meeting, showed that uliledlimab is safe and well-tolerated with no dose-limiting toxicity across all the dose cohorts in combination with atezolizumab. All treatment-related adverse events were either Grade 1 or Grade 2. Uliledlimab demonstrated a linear PK profile and reached full receptor occupancy on B cells at the middle and high dose levels with no “hook effect,” confirming a normal PK/PD relationship and sigmoid dose-activity response.
Patients who participated in the study had advanced cancers and had exhausted other cancer therapies. Among the 13 efficacy-evaluable patients dosed at 10 mg/kg or higher, three patients had complete or partial responses (ORR = 23%) and three had stable disease (DCR = 46%). The range of time on treatment for the six patients with a response and SD was from 187 to 485 days. The clinical activity was observed in both
PD-(L)1
treatment naïve and refractory cancer patients, including one partial response patient who previously failed nivolumab. More importantly, all three responders were identified to exhibit higher co-expression
of tumor CD73 and
PD-L1
as compared to
non-responders,
indicating a correlation between higher CD73 expression and clinical activity of uliledlimab and a potential role of CD73 as a predictive biomarker to warrant further investigation.

Figure:
Treatment duration for the combination therapy of uliledlimab and atezolizumab. Baseline expression of
PD-L1
and CD73 in the tumor as measured by immunohistochemistry (IHC) in responders (n=3) and non-responders
(n=10).

Clinical Development Plan
In the U.S., based on the results of the Phase 1 study, a Phase 2 study of uliledlimab in combination with atezolizumab (Tecentriq
®
) in patients with ovarian cancer and other selected advanced or metastatic solid tumors is on track. This clinical study will include a dose expansion cohort of patients with ovarian cancer resistant to platinum therapy and a biomarker-driven “basket” cohort of patients with selected cancers with
PD-L1
expression ≥ 1%. In this cohort, mandatory
pre-and
post-treatment biopsies were implemented in an attempt to gain further insights into the correlation between the CD73 expression, target engagement in vivo
, and efficacy and its potential future application as a predictive biomarker.
In China, a multi-center, open-label Phase 2 clinical trial of uliledlimab in combination with toripalimab (TUOYI
®
) in patients with advanced or metastatic solid tumors has progressed to the point that sufficient data are being analyzed. We expect to report the data in 2022. In parallel, we are in the process of exploring a potential global partnership deal.
Felzartamab (TJ202): A Differentiated CD38 Antibody for Multiple Myeloma
Summary
Felzartamab is a differentiated CD38 antibody for the treatment of relapsing and refractory multiple myeloma (MM) and potentially autoantibody-mediated autoimmune diseases. We obtained the rights from MorphoSys to develop, manufacture, and commercialize felzartamab in Greater China. Clinical data available from MorphoSys and
I-Mab
confirmed the advantages of felzartamab in its lower infusion-related reaction rates and a shorter infusion time, making felzartamab’s use in an out-patient
clinic setting possible, along with other potential benefits. Felzartamab required only a short infusion time of 30 minutes (as subsequent infusions) to two hours (as an initial infusion), compared with 3.5 to 6.5 hours for the currently marketed CD38 antibody. Moreover, the IRR of felzartamab was 7%, compared with 48% for the currently marketed CD38 antibody.
The third-line MM registrational trial has been completed, and the topline data have met the preset primary and secondary endpoints. In January 2022, we signed a partnership agreement with the Hangzhou Qiantang Government in China to manufacture felzartamab locally to accelerate our commercialization. The local manufacturing plan is expected to significantly reduce the cost of goods and render felzartamab more commercially competitive. Having integrated our new local manufacturing plan, we are making every effort to submit an NDA package in 2022. Further, we have assembled a commercialization team to prepare for the launch of felzartamab in China.
In addition, in September 2021, we completed patient enrollment for another registrational trial of felzartamab in combination with lenalidomide as a second-line MM treatment. The topline data package, when fully matured, is expected to support our NDA submission. Finally, we plan to submit a new IND application for the combination therapy of felzartamab with another
I-Mab
clinical asset to explore the possibility of felzartamab as a potential first-line treatment for MM in 2022. The preclinical studies we have conducted and others’ reported data suggest that this novel combination therapy can potentially achieve better efficacy.
Mechanism of Action
Felzartamab binds to CD38 overexpressed on the surface of target cells and kills them by inducing antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). The target cells are the malignant plasma cells in MM and a group of dysregulated CD38 high B cells and plasma cells that produce pathogenic antibodies in autoimmune conditions such as SLE.

Figure:	Felzartamab kills CD38-bearing tumor cells by inducing ADCC and ADCP .
Advantages of Felzartamab
We believe that felzartamab has the following advantages compared with the currently marketed CD38 antibody: (1) felzartamab demonstrated a lower infusion-related reaction rate and shorter infusion time, which could make it possible for use in an out-patient
clinic setting; (2) felzartamab treatment does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro
, maintaining the sensitivity of malignant myeloma cells to repeated felzartamab treatments; and (3) in January 2022, we signed a partnership agreement with the Hangzhou Qiantang Government in China to locally manufacture felzartamab to accelerate our commercialization efforts. The local manufacturing plant is expected to significantly reduce the cost of goods and render felzartamab more commercially competitive.
Summary of Clinical Results
Phase 1/2a Trial in patients with r/r MM by MorphoSys
A Phase 1/2a, open-label, multicenter, dose-escalation study in adult patients with relapsed or refractory MM was conducted by MorphoSys in Austria and Germany. The results concluded that felzartamab was well-tolerated as a single agent and in combination with dexamethasone (DEX), pomalidomide (POM)/DEX, or lenalidomide (LEN)/DEX. Felzartamab was administered as a two-hour
IV infusion at the first dose, and infusion time could be reduced to as short as 30 minutes at subsequent doses without obvious safety concerns. The MTD of felzartamab was not reached.
Preliminary efficacy results were based on 56 patients from three groups treated with felzartamab combination therapies. Felzartamab, in combination with low dose DEX, POM/DEX, or LEN/DEX, demonstrated an overall response rate (ORR) of 28%, 48% and 65%, respectively. Durable responses were observed as median progression-free survival (PFS) was 8.4 months and 17.5 months for the DEX and the POM/DEX combination groups, respectively, and PFS levels were not reached for the LEN/DEX combination group, as there were not sufficient events of progression recorded.

Figure:
Best overall response and ORR. Patients were treated with felzartamab in combination with a low dose of DEX (40 mg for 75 years old and younger, or 20 mg for patients over 75 years old), POM (4 mg)/Dex, or LEN (25 mg)/Dex. Dex: dexamethasone; POM: pomalidomide; LEN: lenalidomide; ITT: intent to treat; NE: not evaluable; PD: progressive disease; SD: stable disease; MR: minimal response; PR: partial response; VGPR: very good partial response; CR: complete response; sCR: stringent complete response; ORR: overall response rate. (Source: MorphoSys)

Phase 1b/2a Trial in Patients with Membranous Nephropathy (MN) by MorphoSys
In November 2021, MorphoSys released interim data from a Phase 1b/2a study of felzartamab in patients with anti-PLA2R antibody-positive MN at the 2021 American Society of Nephrology (ASN) annual meeting. As of August 2021, 31 patients were enrolled (Cohort 1A, n=15; Cohort 1B, n=3; Cohort 2: n=13). The median age was 57.5 years (range from 28 to 77 years), 77.4% were male, and the median baseline anti-PLA2R antibody titer was 247.1 U/mL (10 to 1075 U/mL). Of the 27 evaluable patients, 24 showed an initial reduction of anti-PLA2R antibody levels after one week of treatment. After four weeks of treatment, the overall effect was sustained; after 12 weeks of treatment, most patients showed a substantial reduction in autoantibody levels. The observed reduction of anti-PLA2R antibody titers was independent of the cohort and suggested a successful depletion of CD38-positive plasma cells.
The
M-PLACE
proof-of-concept
study has so far shown that felzartamab rapidly and substantially reduces anti-PLA2R antibody titers in patients with anti-PLA2R-positive MN. Further biomarker-driven data will be evaluated to identify patients who will benefit most from treatment with felzartamab.
Registrational Trials by
I-Mab
and Clinical Development Plan
The third-line MM registrational trial has been completed, and the topline data have met the preset primary and secondary endpoints. More importantly, the clinical data have confirmed the clinical advantages of felzartamab in terms of lower infusion-related reaction rate and shorter infusion time, which makes it possible for its use in an out-patient
clinic setting. In addition, we signed a partnership agreement with the Hangzhou Qiantang Government in China to manufacture felzartamab locally to accelerate our commercialization. With the new local manufacturing plan integrated, we are making every effort to submit the NDA package in 2022.
For the registrational trial of felzartamab and lenalidomide as a second-line MM treatment for MM, we completed patient enrollment in September 2021. The topline data package, when fully matured, is expected to support the NDA submission. Finally, we plan to submit a new IND application with preclinical data and trial design for combination therapy of felzartamab with another
I-Mab
clinical asset to explore the possibility as a potential first-line treatment for MM in 2022.

Eftansomatropin alfa (TJ101): A Differentiated Long-Acting Growth Hormone for Pediatric Growth Hormone Deficiency
Summary
Eftansomatropin alfa is a differentiated long-acting recombinant human growth hormone (rhGH) developed for pediatric growth hormone deficiency (PGHD), being the only rhGH in its proprietary fusion protein format and is not chemically linked with PEG or other linkers. Its safety, tolerability, and efficacy have been well demonstrated in Phase 1 and Phase 2 clinical trials. We are currently running a Phase 3 registrational trial (“TALLER”) of eftansomatropin alfa as a weekly treatment for PGHD patients in China, with plans to submit an NDA in 2023 or 2024. We obtained the rights from Genexine for the development, manufacturing and commercialization of eftansomatropin alfa in China. In November 2021, we entered into a strategic commercial partnership with Jumpcan, a leading domestic pharmaceutical company specializing in and committed to pediatric medicines, to accelerate the commercialization of eftansomatropin alfa.
Mechanism of Action
Like endogenous growth hormone, eftansomatropin alfa stimulates the production of insulin-like growth factor 1
(“IGF-1”)
in the liver, which has growth-stimulating effects on a variety of tissues, including osteoblast and chondrocyte activities that stimulate bone growth. Thus,
IGF-1
is a reliable pharmacodynamic marker and, more importantly, the key mediator of eftansomatropin alfa’s growth-promoting activity. Eftansomatropin alfa is based on Genexine’s patented hyFc technology. The hyFc part consists of a portion of human immunoglobulin D (“IgD”) and G4 (“IgG4”). The former contains a flexible hinge, and the latter is responsible for half-life extension through neonatal Fc receptor (“FcRn”)-mediated recycling. Additionally, eftansomatropin alfa’s increased molecular weight (103 kilodaltons) is expected to reduce renal clearance.

Figure:	Schematic presentation of the structure of eftansomatropin alfa. CH2 & CH3: Constant regions 2 & 3 of antibody heavy chains, respectively; hGH: human growth hormone. (Source: Genexine)
Advantages of Eftansomatropin alfa
We believe that eftansomatropin alfa has the following advantages: (1) when compared with the daily regimen of rhGH, eftansomatropin alfa is proven to be a more convenient therapy with better patient compliance due to its weekly dosing frequency (potentially twice-monthly administration) while maintaining similar efficacy; and (2) eftansomatropin alfa has no safety concerns typically associated with pegylated drugs, such as potential renal toxicity, pre-existing
or treatment-induced
anti-PEG
antibodies, and cellular vacuolation in macrophages, renal tubule cells and the choroid plexus epithelial cells.
Summary of Clinical Results
Genexine has completed three clinical trials with eftansomatropin alfa, including one Phase 1 trial in healthy adult volunteers, one Phase 1b/2 multi-regional trial in adults with GHD, and one Phase 2 multi-regional trial in PGHD in Europe, altogether involving 32 healthy subjects and 99 patients with GHD and PGHD. Overall, eftansomatropin alfa was shown to be well-tolerated, and the clinical efficacy endpoint achieved by weekly or twice-monthly eftansomatropin alfa administration was comparable to that of daily administration of Genotropin.
Phase 1 Clinical Trial in Healthy Adult Subjects

The
first-in-human
trial of eftansomatropin alfa was a randomized, double-blind, placebo-controlled single dose-ascending study in four groups of healthy subjects. A total of 32 subjects were enrolled, and 31 completed the study. Eftansomatropin alfa was shown to be well-tolerated at all dose levels studied (0.2–1.6 mg/kg). Eftansomatropin alfa was detectable in the blood until Day 7 for the 0.2 mg/kg dose group, Day 14 for the 0.4 and 0.8 mg/kg dose groups, and Day 21 for the 1.6 mg/kg dose group. A single subcutaneous (“SC”) injection of eftansomatropin alfa at dose levels of 0.4 mg/kg and higher increased
IGF-1
and
IGF-binding
protein-3
(“IGFBP-3”)
levels for at least one week. No safety concerns were identified. Eftansomatropin alfa showed a half-life ranging from 69.2 to 138 hours.
Phase 2 Clinical Trial in PGHD
The Phase 2 trial in PGHD was a randomized, open-label, active-controlled study to assess the safety, tolerability, efficacy, pharmacokinetics and pharmacodynamics of weekly and twice-monthly doses of eftansomatropin alfa, as compared with a daily injection of Genotropin, the current standard of care for PGHD. The primary clinical endpoint was annualized height velocity (aHV) in centimeters (cm) per year (equivalent to annual growth rate), measured at six months. A total of 56 subjects were randomized at 27 centers in nine European countries and South Korea.
Data from the trial showed that subcutaneous administration of eftansomatropin alfa over the dose range of 0.8 mg/kg/ week–2.4 mg/kg/twice monthly resulted in an increase in aHV over the six-month
study period. Subjects who received eftansomatropin alfa at 0.8 mg/kg weekly, 1.2 mg/kg weekly, and 2.4 mg/kg twice-monthly showed growth rates of 11.50, 11.54, and 11.86 cm/year, respectively, while the growth rate in the control group treated with Genotropin was approximately 11.24 cm/year. In an extension study, greater than two-digit
growth velocity remained until 12 months in all eftansomatropin alfa cohorts, while the Genotropin cohort showed 9.14 cm/year at 12 months. Moreover, no remarkable slow-down of the growth velocity was observed in the second year in either the patients who received eftansomatropin alfa throughout or in subjects who switched from the Genotropin cohort. The tolerability of eftansomatropin alfa was consistent with the known properties of marketed products.

Figure:	The aHV at six months indicated comparable growth rates between all doses of eftansomatropin alfa (both weekly and twice-monthly treatment) and the active comparator, Genotropin. (Source: Genexine)
Registrational Phase 3 Clinical Trial
The registrational Phase 3 trial of eftansomatropin alfa in PGHD is on track in China. This Phase 3 trial (“TALLER”) is a multi-center, randomized, open-label, active-controlled clinical study designed to assess the efficacy, safety, and pharmacokinetics of eftansomatropin alfa in PGHD. The primary objective is to demonstrate non-inferiority
of 1.2 mg/kg/week of eftansomatropin alfa administered SC, compared with the active control Norditropin, a daily rhGH marketed in China. Completion of patient enrollment (N=165) is expected in the second quarter of 2022 to enable a planned NDA submission in 2023 or 2024.

In November 2021, we announced a strategic commercial partnership with Jumpcan, a leading domestic pharmaceutical company specializing in and committed to pediatric medicines, to accelerate the commercialization of eftansomatropin alfa. We will be the marketing authorization holder (MAH) of the product and supply the product at an agreed upon cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with us in mainland China. Jumpcan has made an upfront payment to us of RMB224 million. Upon achievement of development, registration, and sales milestones, certain milestone payments of up to RMB1.79 billion will be made, with total non-royalty
payments up to RMB2.02 billion. In addition,
I-Mab
and Jumpcan will share profits generated from the commercialization of the product in mainland China on a 50/50 basis, pursuant to which we will be entitled to receive tiered low double-digit royalties on net sales. This partnership deal represents one of the largest in China’s biopharma market.
Efineptakin alfa (TJ107): The World’s First and Only Long-acting Recombinant Human
IL-7
for Cancer Treatment-related Lymphopenia and Cancer Immunotherapy
Summary
Efineptakin alfa is the world’s first and only long-acting recombinant human interleukin-7
(“rhIL-7”),
which is being developed as a T lymphocyte-booster for cancer-related immunotherapy. This Phase 2 clinical-stage asset is positioned as a monotherapy for the treatment of cancer patients with lymphopenia because of its unique properties of increasing anti-tumor T cell numbers and as combination immunotherapy with a
PD-1
or
PD-L1
antibody because of its potential synergism with
PD-1/PD-L1
therapy. We obtained the rights from Genexine for the development, manufacturing and commercialization of efineptakin alfa in Greater China.
Efineptakin alfa has an advantage over other T lymphocyte cytokines with its therapeutic potential in oncology. Preclinical and clinical results generated so far indicate that efineptakin alfa has a selective and favorable immune function profile over recombinant human interleukin-2
(rhIL-2)
in that efineptakin alfa activates and expands tumor-attacking CD4, CD8, and natural killer T cells, but spares tumor-protecting Treg cells.
We are accelerating the clinical development of efineptakin alfa in China by advancing two Phase 2 clinical trials. One Phase 2 clinical trial is designed by leveraging accumulative clinical data from previous studies either as a monotherapy, or in combination with checkpoint inhibitors in cancer patients, as conducted by
I-Mab
in China and Genexine and NeoImmuneTech in South Korea and the U.S., respectively. The other Phase 2 trial is on track in patients with newly diagnosed glioblastoma multiforme (GBM) with standard concurrent chemoradiotherapy.
Mechanism of Action
IL-7
is a cytokine essential for the survival and homeostatic proliferation of naive and memory T cells (see figure below).
IL-7
is critically involved in restoring T cells to normal levels in the event of lymphopenia by stimulating T cell proliferation. It exerts its functions by binding to and activating the
IL-7
receptor, which is expressed primarily on lymphocytes, including the lymphoid precursors, developing T and B cells, naive T cells, and memory T cells, but not on tumor-protecting Tregs. Efineptakin alfa as a monotherapy may enhance anti-tumor immunity by augmenting the number and functionality of T cells. Moreover, efineptakin alfa in combination with an immune checkpoint inhibitor, cancer vaccine, or
CAR-T
may improve the anti-tumor response by restoring T cell numbers, reconstituting T cell pools, and reinvigorating exhausted T cells.

Figure:	Role of IL-7 in T cell maintenance and proliferation.

Therapeutic Indications
One of the target therapeutic indications of efineptakin alfa is cancer treatment-related lymphopenia. Cancer patients who undergo chemotherapy and/or radiation therapy often develop cancer treatment-related lymphopenia, further damaging their already compromised immune systems and ability to fight against cancers. Advanced solid tumors are another indication for efineptakin alfa as a combination therapy with
PD-1
therapy. As more than 60% of cancer patients either do not respond or respond poorly to current
PD-1/PD-L1
therapies, there are intense attempts to identify an effective agent that can work synergistically with
PD-1/PD-L1
therapies to increase the probability of treatment success. Efineptakin alfa is believed to provide such a treatment option, which is supported by preclinical reports that
IL-7
exhibits a synergistic effect with
PD-1/PD-L1
therapies in the treatment of cancers and by the clinical data reported by Genexine/NeoImmuneTech (see elsewhere in this section).
Advantages of Efineptakin alfa
Efineptakin alfa has an advantage over other T lymphocyte cytokines with therapeutic potential in oncology. Preclinical and clinical results generated so far indicate that efineptakin alfa has a favorable immune function profile over recombinant human interleukin-2
(“rhIL-2”)
in that efineptakin alfa activates and expands tumor-attacking CD4, CD8, and natural killer T cells, but spares tumor-protecting Treg cells. Owing to its preferred immune function and molecular profiles demonstrated in preclinical and Phase 1/2 clinical trials, we believe that efineptakin alfa is a superior T cell cytokine investigational drug for cancer treatment-related lymphopenia and cancer immunotherapy.
Efineptakin alfa, as an engineered
rhIL-7,
has the advantages of improved stability and half-life extension through Genexine’s proprietary hybrid fragment crystallizable region (“hyFc”). Introducing a few hydrophilic amino acid residues to the
N-terminus
of
IL-7
overcomes stability issues that hampered the development of previous
rhIL-7
drug candidates. Furthermore, the application of the hyFc technology enhances
IL-7’s
function, increases its half-life (from 48 to 112 hours after a single subcutaneous dose in clinical studies), and allows for a robust purification process. The hyFc in efineptakin alfa is also non-cytolytic,
so it will not damage the T cells to which it binds.
Summary of Clinical Results
Phase 1b/2a Trial in cancer patients in China by
I-Mab
We have completed a Phase 1 clinical trial in China in patients with advanced solid tumors and presented the topline safety and PK/PD data at the 2021 Chinese Society of Clinical Oncology (CSCO) annual meeting in September.
As of August 27, 2021, a total of 32 patients (17 colorectal cancer, 5 gastric cancer, 5 lung cancer, 3 head and neck cancer, 1 liver cancer, and 1 breast cancer) were enrolled and received efineptakin alfa treatment at five dose levels, including 240 µg/kg (n = 3), 480 µg/kg (n = 3), 720 µg/kg (n = 4), 960 µg/kg (n = 11) and 1200 µg/kg (n = 11). No DLTs were reported, and MTD was not reached. The most common TEAEs were Grade 1 or 2 injection site reactions (ISRs), occurring in 22 of 32 patients (68.8%), which showed local symptoms including injection-site pain (31.3%), injection-site swelling (28.1%), injection-site pruritus (28.1%) and injection-site erythema (25.0%). The ISRs were able to be controlled after topical or antihistamines treatment. Efineptakin alfa exposure (C max
and AUC
last
) tended to increase the dose proportionally in the
240-1200
µg/kg range. Mean T
1/2
ranged from 45 to 187 hours, with no accumulation observed. Dose-dependent increases in ALC and CD3+ T cells, including naive and memory subsets, were observed on Day 21 post the first dose in both lymphopenia (ALC<1000/µL) and normal (ALC>1000/µL) patients, while Treg cells were not significantly affected and CD8/Treg ratio was improved at 1200 µg/kg cohorts. More importantly,
IFN-
g
secreting T cells were amplified, and TCR diversity was significantly increased, suggesting enhanced anti-tumor potential after treatment.

Clinical Trials Conducted in the U.S. by Genexine/NeoImmuneTech
Efineptakin alfa and pembrolizumab combination therapy for solid tumors
. Our partner Genexine presented the data from a Phase 1b/2 study
(Keynote-899)
of efineptakin alfa in combination with pembrolizumab (Keytruda
®
) in patients with relapsed or refractory triple-negative breast cancer (TNBC) at the 2020 Society for Immunotherapy of Cancer (SITC) annual meeting. A total of 60 patients were enrolled and treated with efineptakin alfa in combination with pembrolizumab with or without cyclophosphamide (“CPA”) chemotherapy. The median follow-up
period of all treated patients (n=60) was 4.32 months (range 0.9–15.3 months), including 16 ongoing patients. The combination treatment of efineptakin alfa and pembrolizumab, with or without CPA, was safe and well-tolerated. Combination (simultaneous treatment) of efineptakin alfa and pembrolizumab induced higher ORR (7/36, 19.4%) than sequential treatment of efineptakin alfa and pembrolizumab with CPA (2/24, 8.3%). In particular, the cohort (n=18) receiving 1,200µg/kg efineptakin alfa with pembrolizumab without CPA showed the highest ORR (27.8%, 5 PRs) with a disease control rate (DCR) of 44.4% (5 PRs and 3 SDs). Of note, pembrolizumab monotherapy showed 5.3% ORR in a Phase 2 study
(Keynote-086)
and failed to improve OS as ≥ 2L treatment for mTNBC compared with the standard chemotherapy.
The data from NeoImmuneTech dose-escalation trial (NCT04332653) presented at ASCO 2021 showed that MTD was not reached and efineptakin alfa was tolerable and safe in combination therapy with pembrolizumab in patients with advanced solid tumors. Of the 11 evaluated patients, 6 patients showed controlled progression (DCR = 55%), and increased median progression-free survival (mPFS) can be estimated. It also significantly increased T cell numbers in both tumor specimens and the peripheral blood in patients treated with efineptakin alfa.
Efineptakin alfa therapy for high-grade gliomas.
Interim results from a Phase 1 trial (NCT03687957) in newly diagnosed patients with that had undergone chemoradiotherapy showed that absolute lymphocyte count (ALC) increased by 1.3–4.1 fold at week 4 in a dose-dependent manner and lasted up to 12 weeks after injection, with a one-year
survival rate of 83.3%.
Clinical Development Plan by
I-Mab
By leveraging the clinical results generated by Genexine/NeoImmuneTech so far, we aim to rapidly advance the clinical development of efineptakin alfa for approvals in Greater China. Our clinical development plan is focused on evaluating the safety and efficacy of efineptakin alfa in cancer patients (1) as a broader oncology care treatment for those who suffer from lymphopenia commonly induced by chemotherapy and radiation therapy and (2) as a combination therapy with
PD-1
therapy to achieve better clinical response and efficacy.
Cancers with lymphopenia.
A Phase 2 clinical trial (NCT04600817) in patients with newly diagnosed GBM with standard concurrent chemoradiotherapy is on track. The primary outcome of the study is the percentage of patients with an increase in the absolute lymphocyte counts and associated clinical response in relation to the treatment with efineptakin alfa. An interim data readout is expected in the second half of 2022.
Combination therapy with a
PD-1
antibody.
By leveraging accumulative clinical data and experience with efineptakin alfa in the treatment of cancer patients in the U.S. and South Korea, including relapsed or refractory triple- negative breast cancer (TNBC), glioblastoma and high-risk skin cancer, we initiated a Phase 2 combination study in China of efineptakin alfa with pembrolizumab (Keytruda
®
) in patients with advanced solid tumors, including TNBC and squamous cell carcinoma of the head and neck (SCCHN). The study is on track and patient enrollment and treatment is ongoing.
Enoblituzumab (TJ271): An
Fc-optimized
B7-H3
Antibody for Immuno-oncology Treatment
Summary
Enoblituzumab is an investigational, humanized,
Fc-optimized
monoclonal antibody directed at
B7-H3,
a member of the B7 family of immune regulators.
B7-H3
is a promising immuno-oncology target as it is widely expressed across multiple tumor types, minimally expressed on normal tissues, and is believed to play a vital role in regulating immune response against cancers. Preclinical and clinical evidence suggests that
B7-H3
antibody and
PD-1
antibody may work in concert to elicit an optimal T cell activation for the treatment of a variety of cancers. The expression of
B7-H3
has been shown to be associated with adverse clinical features and negative outcomes in various solid tumors. Together, these observations suggest that enoblituzumab has a wide potential range of cancer applications as either a monotherapy or in combination with
PD-1
therapies or small molecule drugs. We obtained the rights from MacroGenics to develop, manufacture and commercialize enoblituzumab in Greater China.

At the molecular level, enoblituzumab is engineered to possess an enhanced anti-tumor ADCC function. Originally developed by MacroGenics, enoblituzumab has been, or is currently, being evaluated in clinical trials as a monotherapy or in combination with
CTLA-4
or
PD-1-based
therapies in patients with
B7-H3-expressing
cancers. Enoblituzumab has also been evaluated in a neoadjuvant Phase 2 study as a single agent in patients with intermediate and high-risk localized prostate cancer. To date, clinical studies have shown that enoblituzumab is well-tolerated, with enoblituzumab monotherapy treatment demonstrating increased CD8
T-cell
infiltration in tumors with more focused
T-cell
repertoires. Clinical studies conducted by MacroGenics indicate that combination therapy with enoblituzumab and pembrolizumab (Keytruda
®
) resulted in anti-tumor activity on recurrent or metastatic squamous cell carcinoma of the head and neck (SCCHN) and non-small
cell lung cancer (NSCLC).
Mechanism of Action
Enoblituzumab (MGA271) is an investigational humanized immunoglobulin (IgG1/kappa monoclonal antibody) that binds to B7 homolog 3
(B7-H3).
This antibody consists of an engineered human IgG1 fragment crystallizable (Fc) domain that imparts increased affinity for the human activating Fc gamma receptor FcgRIIIA (CD16A) and decreased affinity for the human inhibitory FcgRIIB (CD32B). In preclinical studies, the engineered Fc domain confers enoblituzumab with enhanced target-specific antibody-dependent cellular cytotoxicity (ADCC)
in vitro
and anti-tumor activity. Therefore, enhanced cytolysis of
B7-H3-expressing
tumor cells is a mechanism that supports the development of this molecule as an antineoplastic agent.
In addition, data suggest that enoblituzumab exerts immune regulatory function in vitro
and
in vivo
. Enoblituzumab treatment could not only restore the
B7-H3-mediated
T cell suppression but also activate macrophages and NK cells, which was published in the 2022 American Association of Cancer Research (AACR) annual meeting. Moreover, enhanced local
T-cell
infiltration has been observed in prostate cancer patients treated with enoblituzumab. These data are consistent with the notion that enoblituzumab can engage both innate and adaptive immunity as mediators of its anti-tumor activity.

Figure:
Enoblituzumab contributes to the coordination and engagement of innate and adaptive immunity to mediate tumor regression. Enoblituzumab binds to tumor cells and activates innate immune cells such as natural killer cells (NK cells) to kill cancer cells through ADCC. The released tumor antigens may then be presented by antigen-presenting cells, such as macrophages, which can promote tumor-specific
T-cell
immunity in concert with a
PD-1
blockade. (Source: MacroGenics)

Therapeutic Indications

Squamous cell carcinoma of the head and neck (SCCHN) is among the initial cancer indications we will focus on. Head and neck cancers occur in various parts of the head and neck, including the mouth, nose, throat, and salivary glands. More than 90% of head and neck cancers are classified as SCCHN, which begin in the squamous cells that line the moist, mucosal surfaces inside the head and neck. The treatment principles and regimens for head and neck cancer in China are similar to those in the rest of the world. Treatment strategies often depend on the location and stage of cancer, the patient’s physical status, and response to prior treatments. Early-stage disease is primarily treated with surgical resection, while patients with locally advanced, recurrent, or metastatic disease are typically treated with drug therapy. With or without radiation therapy, the combination of surgery and drug therapy is the current standard of care for Stage 3 SCCHN patients with locally advanced disease. Platinum-based chemotherapy regimens are widely used as first-line therapies for Stage 4 and distant relapse patients. Erbitux (cetuximab from Eli Lilly and Merck KGaA) was approved in 2006 as a first-line treatment for locally advanced SCCHN in combination with radiation therapy. Regimens containing Erbitux, platinum-based chemotherapy, and
5-fluorouracil,
known as EXTREME, are often considered the standard of care for first-line treatment of distant relapse SCCHN. However, only about 35% of patients respond to EXTREME, and the resulting overall median survival is only 10.1 months. In 2019, Keytruda
®
(pembrolizumab from Merck & Co), used as a single agent or in combination with chemotherapy, was approved by the FDA as a first-line therapy for patients with metastatic or unresectable recurrent SCCHN.
Advantages of Enoblituzumab
Enoblituzumab is a potential differentiated humanized
B7-H3
antibody for immuno-oncology treatment. The preceding statement applies only to conventional therapeutic
B7-H3
antibodies and does not include radio-labeled
B7-H3
antibodies in development by
Y-mabs
Therapeutics. Targeting
B7-H3
offers several advantages over other target options within the class of T cell checkpoint molecules. First,
B7-H3
is a tumor-associated antigen that is over-expressed in a variety of solid tumors. At the same time, its expression in normal tissues is rather limited, enabling the tumor-killing mechanism of enoblituzumab. Second,
B7-H3
is a unique checkpoint whose expression in tumors is associated with disease prognosis. For example, biomarker analysis of more than 400 NSCLC patients revealed that among all the elevated immune checkpoint inhibitors, including
PD-1/PD-L1,
PD-L2,
B7-H3,
TIM-3,
BTLA, and
CTLA-4,
only
B7-H3
is negatively correlated with clinical efficacies of neoadjuvant treatments (Lou et al., Clinical Cancer Research, 2016). Furthermore, studies have shown that when combined with a
PD-1
therapy, a blockade of
B7-H3
results in superior treatment effects in relevant cancer animal models, while another study indicates that
B7-H3
expression correlates with a lack of
anti-PD-1
response (Yonesaka et al., Clinical Cancer Research, 2018). The advantages summarized above make
B7-H3
a favorable tumor target for immunotherapeutic intervention.
Clinical Updates
Clinical Data Generated by MacroGenics
An open-label, dose-escalation, cohort expansion, and efficacy follow-up
study of enoblituzumab in combination with pembrolizumab was conducted by MacroGenics. The dose-escalation phase is designed to characterize the safety and tolerability of the combination and to define the maximum tolerated or maximum administered dose. A total of 133 patients with
B7-H3-expressing
melanoma, squamous cell carcinoma of the head and neck (SCCHN), non-small
cell lung cancer (“NSCLC”), and urothelial cancer have been treated in the study. Data from Phase 1 cohort expansion trial were presented at the 2018 Society for Immunotherapy of Cancer (SITC) annual meeting, which showed an ORR (overall response rate) that compared favorably with historical experience with
PD-1
monotherapy in
PD-1/PD-L1
naive patients.
Safety.
The combination of enoblituzumab and pembrolizumab demonstrated acceptable tolerability in patients treated to date. Grade 3 or higher AEs, assessed based on Common Terminology Criteria for Adverse Events (CTCAE) criteria version 4.0, occurred in 27.1% of all patients. Drug-related AEs of all grades included infusion-related reactions (n=73, 54.9%), fatigue (n=37, 27.8%), rash (n=14, 10.5%), and nausea (n=12, 9.0%). The incidence of immune-related AEs in the study was comparable to that observed in patients who received
PD-1
monotherapy. Nine patients experienced drug-related AEs leading to treatment discontinuation.
Clinical Efficacy.
Preliminary results indicated that among the 18 response-evaluable SCCHN patients who had not previously received
PD-1/PD-L1
therapies, six patients (33.3%) had confirmed partial responses (“PRs”). Among the subset of patients with 10% or higher
B7-H3
tumor expression, six out of 15 (40.0%) had confirmed PRs compared to previously reported SCCHN patients treated with
PD-1
monotherapy, which achieved ORRs ranging from 13% to 16%. Among 14 response-evaluable NSCLC patients who had not previously received
PD-1/PD-L1
therapies and were
PD-L1
negative, i.e.,
PD-L1
less or equal to 1%, five patients (35.7%) had confirmed PRs. Objective response rates ranging from 8% to 17% were reported in
PD-L1
negative NSCLC patients treated with
PD-1
monotherapy.

To further explore the therapeutic role of this molecule, MacroGenics has initiated a multi-regional Phase 2 study of enoblituzumab in combination with retifanlimab (a
PD-1
antibody) in
PD-L1
positive patients and with tebotelimab (a
PD-1
x
LAG-3
bispecific DART
®
molecule) in
PD-L1
negative patients as
chemotherapy-free
regimens in
front-line
recurrent and metastatic SCCHN. This study is on track, and the preliminary data is expected to be published in late 2022.
Clinical Development Plan by
I-Mab
We will soon initiate a Phase 2 clinical trial of enoblituzumab and pembrolizumab in patients with selected cancers, including non-small
cell lung cancer (NSCLC), urothelial carcinoma (UC), and other selected cancers. In December 2021, we obtained the NMPA’s approval for this study and expect to initiate this Phase 2 clinical trial in China in the second quarter of 2022. Furthermore, we plan to evaluate the therapeutic role of enoblituzumab in combination with small molecule therapies for selected cancers.
TJ-CD4B:
A Novel, Tumor-Dependent T Cell Engager for Gastric and Other Cancers
Summary
TJ-CD4B
is a
bi-specific
antibody targeting both Claudin 18.2 (CLDN18.2), a tumor antigen preferentially expressed in gastric and pancreatic cancers, and
4-1BB,
a
co-stimulatory
molecule on T cells. CLDN18.2 is a tight junction molecule whose expression is normally restricted to epithelial cells of the gastric mucosa, but becomes widely expressed in select tumors (such as gastric and pancreatic cancers), making it a highly attractive tumor target.
In collaboration with ABL Bio, we developed
TJ-CD4B,
also known as ABL111, which provides two key advantages over current CLDN18.2 antibodies and
4-1BB
agonistic antibodies. First,
TJ-CD4B
(also known as TJ033721) can bind to tumor cells even with low levels of CLDN18.2 expression, making it more suitable for a broader patient population. Second, only upon tumor cell engagement by
TJ-CD4B
are T cells stimulated by the
4-1BB
antibody moiety, making the
4-1BB
antibody only active at the tumor site. This localized T cell activation conditional upon tumor engagement is expected to exert strong anti-tumor activity while dramatically reducing systemic side effects such as liver toxicity seen in clinical studies.
In November 2021, we and ABL Bio jointly announced the pharmacodynamic data and safety of
TJ-CD4B/ABL111
in animal models and cell cultures at the 2021 SITC annual meeting. Analysis of the data found: (1) Potent anti-tumor activity was observed with the proliferation of immune cells in the tumor microenvironment (TME) as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor;
(2) TJ-CD4B
was well tolerated in
non-human
primates and did not induce a systemic immune response or liver toxicity up to levels of 100mg/kg; and (3) Activation of immune pathways by
TJ-CD4B
was demonstrated by a
pro-inflammatory
profile and increased gamma interferon-regulated gene expression in primary human CD8+ T cells co-cultured
with CLDN18.2 expressing cells. In March 2022, we announced that the U.S. FDA granted
TJ-CD4B
Orphan Drug Designation (ODD) for the treatment of gastric cancer, including gastroesophageal junction carcinoma.
Therapeutic Indications
Gastric cancer (GC) is one of the leading causes of cancer-related deaths worldwide. Treatment for advanced gastric or gastro-esophageal junction (GEJ) adenocarcinoma involves a combination of chemotherapy, targeted therapies, and now, immune therapies. However, the clinical benefit remains modest. Therefore, there is a significant unmet medical need for GC treatment. CLDN18.2 has been identified as a new GC tumor marker. Clinical data showed that over 70% of GC patients in Asia and Europe are CLDN18.2 positive. The monoclonal antibody zolbetuximab can bind to CLDN18.2 on the tumor surface and stimulate tumor-killing through ADCC and CDC. It has demonstrated clinical efficacy (and thus target validation) and was well tolerated when combined with standard chemotherapy in early clinical trials. However, the efficacy was still limited to CLDN18.2 high-expressing tumors. Apart from monoclonal antibodies, such as the most advanced asset, zolbetuximab, which is in Phase 3, there are several CLDN18.2 antibody-based treatment modalities being developed with the hope of increased efficacy. These modalities include antibody-drug conjugates,
CAR-Ts,
and
CD3-based
bispecific T cell engagers, most of which are still at the preclinical stage. However, despite their anticipated high efficacy, these treatment approaches are associated with significant safety concerns stemming from drug toxicity or immunotoxicity.
CAR-Ts
also face other challenges, such as limited tissue penetration and lack of persistence.

Advantages of
TJ-CD4B
We believe that a carefully designed
4-1BB-based
bi-specific
T cell engager such as
TJ-CD4B
can strike a proper balance between high efficacy and overall safety. First,
TJ-CD4B
is a more potent CLDN18.2 binder than zolbetuximab and binds to tumor cells with a wider spectrum of CLDN18.2 expression allowing it to target even the low expressors. Second,
TJ-CD4B
is equipped with a
4-1BB
agonistic antibody moiety that strongly stimulates activated T cells and NK cells. Studies have shown that
4-1BB
and CD28 are the strongest
co-stimulatory
molecules for anti-tumor activity, but CD28 stimulation can lead to T cell exhaustion while
4-1BB
prevents it, making
4-1BB
the most desirable T cell
co-stimulator.
Moreover, unlike previous generations of
4-1BB
agonist antibodies with hepatotoxicity issues,
TJ-CD4B
binds to a distinct
4-1BB
epitope that only triggers
4-1BB
signaling upon CLDN18.2 but not Fc receptor interaction. This unique tumor-associated antigen (TAA)-dependent property is expected to drastically reduce peripheral T cell activation and hepatic and systemic immunotoxicity without compromising anti-tumor activity. If proven in the clinic, these properties enable
TJ-CD4B
to be highly differentiated from other
CLDN18.2-based
compounds.

Figure:
Schematic diagram of the overall structure of
TJ-CD4B
and its components. The
4-1BB
agonistic antibody is a single-chain Fv (scFv) connected to the
C-terminus
of a disabled Fc in a full anti-CLDN18.2 antibody via a flexible linker. The design allows the molecule to fit in the immune synapse (left) and trans-activate T cells only upon tumor cell binding.

Molecular Differentiation of
TJ-CD4B
Broad and potent binding to
CLDN18.2-positive
cells by
TJ-CD4B
. As shown in the figure below,
TJ-CD4B
consistently exhibited stronger binding than the reference antibody zolbetuximab in cells with high, moderate, and even low levels of CLDN18.2.

Figure:	More potent binding by TJ-CD4B than zolbetuximab to cells expressing various levels of CLDN18.2.
CLDN18.2-dependent
4-1BB
Activation and T Cell Activity by
TJ-CD4B
. The ability of
TJ-CD4B
to ligate
4-1BB
and activate downstream signaling was tested in a
co-culture
of
CLDN18.2-positive
or negative target cells with T cells as effectors. The results in the figure show that
TJ-CD4B
elicited by far the strongest
4-1BB-mediated
NF-kB
reporter activity, only in the presence of CLDN18.2+ cells but not
CLDN18.2-cells.
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
co-culture
system. Left,
co-culture
scheme; Middle,
NF-kB
reporter activity; Right,
IL-2
production.

Superior in vivo Anti-tumor Efficacy of
TJ-CD4B
. In mice grafted with tumor cells expressing human CLDN18.2,
TJ-CD4B
treatment twice a week for three weeks completely suppressed tumor cell growth in 6 out of 7 mice, delivering far better efficacy than equimolar doses of single agents alone or in combination. Remarkably, when these tumor-free mice were re-challenged
with a second tumor implant a month after drug cessation, they remained totally protected, indicating that
TJ-CD4B
produced a durable anti-tumor response. Immune cell analysis revealed a significant increase in CD45+ and CD8+ T cells that infiltrated the tumor tissue after
TJ-CD4B
treatment, but there were no changes in the periphery, suggesting that
TJ-CD4B
could turn a cold tumor into a hot tumor, and the effect was localized. The anti-tumor efficacy of
TJ-CD4B
was dose-dependent, with a minimal efficacious dose of 0.4 mg/kg.

Figure:
Potent in vivo anti-tumor activity of
TJ-CD4B
in a mouse tumor model. Mice transgenic for humanized
4-1BB
were grafted with MC38 cells expressing human CLDN18.2. Mice were treated with IgG or zolbetuximab as control, or with parental CLDN18.2 mAb, parental
4-1BB
mAb, or both, and with
TJ-CD4B
(4 mg/kg) twice a week for 3 weeks. All mAbs were dosed at the molar equivalent of 3 mg/kg.

Preclinical Pharmacodynamics and Safety.
The pharmacodynamic data and safety of
TJ-CD4B
in animal models and cell cultures were jointly announced by
I-Mab
and ABL Bio, Inc. at the 2021 SITC annual meeting. Analysis of the data found: (1) Potent anti-tumor activity was observed with the proliferation of immune cells in the tumor microenvironment (TME) as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor;
(2) TJ-CD4B
was well tolerated in
non-human
primates and did not induce a systemic immune response or liver toxicity up to levels of 100mg/kg; and (3) Activation of immune pathways by
TJ-CD4B/ABL111
was demonstrated by a
pro-inflammatory
profile and increased gamma interferon-regulated gene expression in primary human CD8+ T cells co-cultured
with CLDN18.2 expressing cells. In the
four-week
GLP monkey toxicity study,
TJ-CD4B
was well tolerated with no major findings. There was no liver toxicity noted, nor was there evidence of systemic immune activation. There were mild stomach changes that were considered on-target
but
non-adverse
and were reversible. NOAEL was determined to be 100 mg/kg with a sufficient therapeutic window.

Clinical Development Plan
We have a comprehensive clinical development plan in execution to develop
TJ-CD4B
in the United States and China in parallel. In March 2021, we obtained an IND approval with the U.S. FDA for a monotherapy Phase 1 clinical trial in patients with advanced solid tumors, including gastric cancer, to assess safety, tolerability, PK, PD, and preliminary efficacy. In June 2021, the first patient was dosed in this Phase 1 clinical trial. The dose-escalation part of the study reached 3mg/kg without dose limited toxicity. More data are being generated as the trial progresses.
To accelerate its clinical development, China sites will join the dose-expansion part of the study. In December 2021, as scheduled, we obtained an IND approval for a Phase 1 clinical study of
TJ-CD4B
in patients with solid tumors, including advanced gastric cancer (GC), gastroesophageal junction carcinoma (GEJ), esophageal adenocarcinoma (EAC) and pancreatic ductal adenocarcinoma (PDAC) in China. We expect to initiate this study in the second quarter of 2022.
Other Clinical Assets
Plonmarlimab (TJM2): A
GM-CSF
Monoclonal Antibody for Inflammation and
CRS-related
Therapies
Summary
Plonmarlimab is an internally discovered neutralizing antibody against human granulocyte-macrophage colony-stimulating factor
(GM-CSF),
an important cytokine that plays a critical role in chronic inflammation and cytokine release syndrome (CRS) associated with
CAR-T
and severe
COVID-19.
Plonmarlimab specifically binds to human
GM-CSF
with high affinity and can block
GM-CSF
from binding to its receptor, thereby preventing downstream signaling and target cell activation. As a result, it can effectively inhibit inflammatory responses mediated by macrophages, neutrophils, and dendritic cells, leading to reduced tissue inflammation and damage. Plonmarlimab also plays a critical therapeutic role in CRS through the inhibition of
GM-CSF
that acts at upstream of the pathologic inflammatory cascade and is expected to be more efficacious in preventing and treating CRS.
Mechanism of Action
GM-CSF
is a central driver cytokine in orchestrating an innate immune response during inflammation. It is responsible for myeloid cell proliferation and functions, such as chemotaxis, adhesion, phagocytosis, and microbial killing. Importantly,
GM-CSF
can polarize macrophages into a
pro-inflammatory
M1 phenotype and is known to induce an inflammatory cascade involving other pro-inflammatory
cytokines such as TNF,
IL-1,
IL-6,
IL-12,
and
IL-23.
It is evident that
GM-CSF
plays a crucial role in the pathogenesis and disease progression of multiple autoimmune conditions. The action of
GM-CSF
is mediated by the binding of its cognate receptor on target cells and subsequent phosphorylation of signal transducer and activator of transcription 5 (STAT5).
Plonmarlimab specifically binds to human
GM-CSF
with high affinity and can block
GM-CSF
from binding to its receptor, preventing downstream signaling and target cell activation. As a result, it can effectively inhibit inflammatory responses mediated by macrophages, neutrophils, and dendritic cells, leading to reduced tissue inflammation and damage.

Figure:	Role of GM-CSF in orchestrating coordinated immune response.
Therapeutic Indications
In addition to plonmarlimab’s therapeutic role in immune and inflammatory reactions, recent studies indicated that
GM-CSF
plays a critical role in serious side effects associated with chimeric antigen receptor
(CAR)-T
therapy, such as cytokine release syndrome (CRS) and neurotoxicity. As
CAR-T
therapy has become an effective treatment option for certain cancer types, finding a treatment solution for
CAR-T-related
toxicities that occur frequently and can turn into a serious and potentially fatal condition becomes an urgent need. These severe toxicities add to the morbidity and mortality of
CAR-T
therapy. CRS is caused by a massive release of circulating cytokines by expanding
CAR-T
cells, and
GM-CSF
is one of the key driver cytokines of CRS. Currently, there are no effective therapies to prevent CRS or associated neurotoxicity. Tocilizumab, an
IL-6
receptor antagonist, is approved for severe CRS with limited therapeutic coverage. Recent studies indicate that neutralizing
GM-CSF
in vivo
may ameliorate and potentially prevent CRS and neuroinflammation without affecting
CAR-T
cell activity. Humanigen has teamed up with Kite to evaluate lenzilumab, a
GM-CSF
antibody, as a preventive or treatment agent in association with Yescarta, an approved CD19-directed
CAR-T
therapy.
Clinical Updates
Study of Plonmarlimab to Treat
COVID-19
Patients with CRS
In August 2021, we reported a positive interim analysis from the Phase 2/3 trial of plonmarlimab to treat patients with severe
COVID-19.
Plonmarlimab treatment resulted in a higher mechanical ventilation free (MVF) rate (83.6% vs. 76.7%) by day 30, a lower mortality rate (4.9% vs. 13.3%) by day 30, higher recovery rates (68.9% vs. 56.7% at day 14 and 80.3% vs. 70.0% at day 30), as well as reduced time to recovery and hospitalization duration compared with placebo. Biomarker results were consistent with the observed clinical outcome and indicated patients treated with plonmarlimab had a reduction in plasma levels of pro-inflammatory
cytokines and chemokines critically involved in CRS, including TARC, IP10, GCSF, IL10, IL6, MCP1, IL1RA, and
TNF-α,
but not
IFN-
g
. A transient increase in Neutrophil to Lymphocyte Ratio (NLR) commonly associated with disease exacerbation was only observed in placebo. Plonmarlimab was well-tolerated in all patients with no significant safety concerns.
Clinical Development Plan
The clinical data obtained so far have validated the effect of plonmarlimab on CRS, paving the way to continue exploring the therapeutic indications where CRS is a critical element of the diseases. Additional clinical data are being analyzed to determine the next steps in our development plan.

TJ210: A Novel C5aR1 Antibody for Cancers
Summary
TJ210 is a fully human, high-affinity antibody against human C5aR1 for the treatment of cancers. Certain tumors produce large amounts of complement factor C5a to attract C5aR1-expressing myeloid-derived suppressor cells (“MDSCs”), M2 macrophages, and neutrophils. These myeloid cells critically contribute to an immunosuppressive microenvironment as part of the evading mechanism of tumors and are associated with poor prognosis and resistance to
PD-1/PD-L1
therapies in many cancers. TJ210 is designed to block the interaction between C5a and its receptor, thereby potentially neutralizing the immune suppressive function of C5a and enabling immune cells to attack the tumor.
Preclinical studies have shown that targeting the
C5aR-C5a
axis exerts anti-tumor activity with immune checkpoint inhibitors. Furthermore, in vitro
activity was observed to block the C5a/C5aR pathway at very high C5a concentrations, leading to a long duration of action. TJ210 demonstrated a good safety profile with no observed adverse effects up to the highest dose tested in non-clinical
safety studies. We obtained the rights from MorphoSys for the development, manufacturing and commercialization of TJ210 in Greater China and South Korea, and are
co-developing
the asset globally with MorphoSys.
Mechanism of Action
TJ210 is a C5aR-directed antagonist monoclonal antibody. C5aR (also known as C5aR1 or CD88) is a GPCR and is one of the two high-affinity receptors for its ligand, C5a. An extensive investigation of the TME has uncovered molecular mechanisms linking imbalanced complement activation and cancer progression. Upon activation, complement components, including C5a, are released into the TME, inducing the recruitment of immunosuppressive cells, including TAMs, TANs, MDSCs, Tregs, and DCs, thus inhibiting cytotoxic
T-cell
attack on the tumor. Immunosuppressive cytokines, such as
Arg-1,
IL-10,
and
TGF-ß,
are also released. In addition, C5a can interact with its receptors to promote angiogenesis through upregulation of growth factors and enhancement of endothelial cell proliferation. C5a generation through an autocrine manner or intracellular protease from cleavage of C5 produced by tumor cells can act on the surface receptors and induce signaling pathways such as
PI3K-AKT,
leading to the promotion of tumor cell adhesion, proliferation, migration, and stemness.

Figure:	Role of C5a/C5aR axis in the tumor micro-environment.
Therapeutic Indications
Traditionally regarded as the critical innate immune response, complement components, especially C5a/C5aR axis, have been demonstrated to be major contributors to immune suppression in the tumor micro-environment (“TME”), thereby disabling T cell function and promoting tumor progression. Correspondingly, blockade of C5a/C5aR signaling bears great potential for cancer immunotherapy in combination with immune check pointers or T cell engagers. High expression of C5aR in TME is correlated with poor diagnostic outcomes in various tumors, including colorectal carcinoma, renal cancer, gastric cancer, and a number of squamous carcinomas. In addition, activation of the complement cascade in those tumors either plays a critical role in cancer development or correlates with tumor grade and metastatic status.

Advantages of TJ210
TJ210 is a human IgG1 subclass monoclonal antibody that specifically binds to the C5aR and thereby blocks interaction with its ligand, the complement component 5a (“C5a”). Mutation introduced in the Fc region of IgG1 silent the
Fc-mediated-effector
function. C5aR1 blocking plays an important role in the development and/or progression of various cancers and potentially autoimmune diseases. TJ210 exerts strong antitumor activity by blocking the activation and migration of C5aR1-expressing myeloid cells and has a differentiated potential if approved, as it binds to a novel epitope and possesses superior functional properties. Compared to the competitor antibody IPH5401 from Innate Pharma, TJ210 shows a more potent functional response, especially when C5a concentrations are high, indicating a stronger potential for TJ210 at pathologic concentrations. Key results from preclinical studies show that TJ210 selectively binds to the
N-terminus
of C5aR1 with high affinity and is not cross-reactive to other related
G-protein-coupled
receptors (GPCRs). TJ210 also demonstrated a good safety profile of a four-week
repeat dose GLP toxicity study in cynomolgus monkeys, with no observed adverse effects up to the highest dose tested at 200mg/kg and no impact on neutrophils.
Summary of Preclinical Results
TJ210 exerts strong anti-tumor activity by blocking the activation and migration of C5aR1-expressing myeloid cells and has the potential to be a differentiated agent as it binds to a novel epitope and possesses superior functional properties. Compared to the competitor antibody IPH5401 from Innate Pharma, TJ210 shows a more potent functional response, especially when C5a concentrations are high, indicating TJ210’s potential at pathologic concentrations.

Figure:
Inhibition of
C5a-induced
CD11b upregulation by C5aR mAb in human whole blood assay. Briefly, heparinized blood was incubated with serial dilutions of TJ210 (MOR210) or IPH5401, and then human C5a was added (15 or 150 nM) and further incubated. Fluorescence was measured by FACS Array. The median fluorescence intensity (MFI) of the gated granulocytes or monocytes in the
CD11b-PE
channel was calculated. The inhibition curves were generated using GraphPad Prism via the nonlinear regression function.

In the
four-week
GLP toxicity study of TJ210, cynomolgus monkeys tolerated TJ210 up to 200 mg/kg, which is the no-observed-adverse-effect-level
(NOAEL) in that study, without impact on neutrophils. TJ210 showed a linear PK profile in monkeys, with a half-life over 100 hours, consistent with a typical IgG1 monoclonal antibody.

Figure:
Cynomolgus monkeys were administered a single IV injection of TJ210 at 10, 25, and 75 mg/kg. Blood samples were collected at multiple time slots for concentration-time analysis using a validated MSD method.

Clinical Development Plan
In September 2020, the U.S. FDA approved our IND to initiate a Phase 1 clinical trial to evaluate the safety, tolerability, MTD or maximum administered dose (MAD), PK and PD of TJ210. In January 2021, we announced the dosing of the first patient in this trial, and we expect to complete patient enrollment in the dose-escalation portion of the study by the second quarter of 2022. A separate IND application with the NMPA in China for a Phase 1 clinical trial of TJ210 in patients with advanced solid tumors was also approved in January 2021. The trial is on track to commence in the second quarter of 2022 as scheduled.
The development program will evolve into further clinical combination studies of TJ210 with checkpoint inhibitors. We plan to submit an IND application to the NMPA in China for a combination study of TJ210 with toripalimab (TUOYI
®
) in the second quarter of 2022.
TJ-L14B:
A
PD-L1-Based
Tumor-Dependent
T-Cell
Engager for Solid Tumors
Summary
TJ-L14B,
also known as ABL503, is a
bi-specific
antibody targeting both
PD-L1
and
4-1BB
and was developed in collaboration with ABL Bio. It was designed to overcome the limited efficacy of anti-PD-(L)1
and
anti-4-1BB-related
toxicity. Similar to
TJ-CD4B,
4-1BB-stimulated
T cell activity only occurs upon tumor cell binding by the
anti-PD-L1
part of
TJ-L14B.
This localized T cell activation is expected to exert strong anti-tumor activity while reducing systemic side effects such as liver toxicity. In a humanized mouse tumor model, a short course of
TJ-L14B
treatment displayed greater anti-tumor efficacy than
anti-PD-L1
or
anti-4-1BB
alone or in combination and showed evidence of immunological memory response that resisted tumor re-challenge.
GMP material at
1000-L
scale was successfully produced. In January 2021, we received IND approval from the U.S. FDA for a Phase 1 study of
TJ-L14B
and dosed the first patient in April 2021. We share the global rights with ABL Bio for
TJ-L14B,
except for in Greater China and South Korea where ABL Bio has sole rights.
Therapeutic Indications
As previously stated, new therapeutic options are urgently needed for
PD-(L)1
relapsed or refractory cancer patients. One strategy is to maximize T cell activity by simultaneously turning off co-inhibitory
pathways such as
PD-1/PD-L1
and turning on
co-stimulatory
pathways such as
4-1BB,
which is one of the most potent potentiators, as indicated earlier in this document. Several companies have been developing
PD-L1
x
4-1BB
bi-specific
antibodies, with the most advanced being developed by Genmab and Inhibrx, which are both currently in Phase 2 trials.
Advantages of
TJ-L14B

We believe that based on publicly available information and preclinical studies,
TJ-L14B
has the potential to be a highly differentiated
PD-L1
and
4-1BB
bispecific antibody. In terms of format, some of the leading compounds are monovalent heterodimers which may affect the potency of each arm and may increase CMC complexity. In addition, as detailed earlier, the anti-4-1BB
moiety of
TJ-L14B
binds to a novel epitope that only triggers
4-1BB
signaling upon tumor binding leading to reduced cytokine release and hepatic and systemic immunotoxicity without compromising anti-tumor activity.
TJ-L14B
is also more specific than certain competitor molecules in terms of
4-1BB
binding relative to other TNFR families of
co-stimulatory
molecules. If proven in clinical trials, these potential advantages could enable
TJ-L14B
to be highly differentiated from other competitors’ compounds.
Summary of Preclinical Results
PD-L1
level-dependent
4-1BB
Agonism and T Cell Activity
. The ability of
TJ-L14B
to ligate
4-1BB
and activate downstream signaling was tested in a
co-culture
of
PD-L1+
target cells with T cells as effectors. The results in the figure show that the level of NF-
k
B reporter activity elicited by
TJ-L14B
correlated with the level of
PD-L1
expression on the target cells. In contrast, urelumab induced NF-
k
B reporter activity regardless of target cell
PD-L1
expression. Importantly,
TJ-L14B
promoted the proliferation of CD8+ tumor-infiltrating lymphocytes obtained from human tumor samples in a similar extent to urelumab, while the parental anti-PD-L1
and
anti-4-1BB
antibodies, either alone or in combination, had no effect, confirming a strict
PD-L1-dependence
on T cell stimulation by
TJ-L14B.

Figure:
Dose-dependent
PD-L1-restricted
T cell activity by
TJ-L14B/ABL503
but not urelumab in a
co-culture
system of T cells and target cells expressing different levels of
PD-L1
(as represented by mean fluorescent intensity (MFI) values).

Superior in vivo Anti-tumor Efficacy of
TJ-L14B.
In mice grafted with tumor cells expressing human
PD-L1,
TJ-L14B
treatment every three days for four times suppressed tumor cell growth in a dose-dependent manner, delivering far better efficacy than equimolar doses of single agents alone or in combination. Remarkably, when the treated tumor-free mice were re-challenged
with a second tumor graft after drug cessation, they remained protected, indicating that
TJ-L14B
produced a durable anti-tumor response.

Figure:
Potent in vivo anti-tumor activity of
TJ-L14B
in a mouse tumor model. Mice transgenic for humanized
4-1BB
were grafted with MC38 cells expressing human
PD-L1.
Mice were treated with the indicated antibodies every three days for four times. Tumor-free animals were re-challenged
with a second dose of the tumor on day 40 with
treatment-naïve
animals as a control.
TJ-L14B
is also known as ABL503.

At the 2021 SITC annual meeting in November 2021, alongside ABL Bio, we jointly presented preclinical study data, which confirms the mechanism of action of
TJ-L14B/ABL503
and its potential to treat patients with resistance to
PD-L1
therapies. Analysis of the data found:
(1) PD-L1-dependent
stimulation of the
4-1BB
signaling pathway was demonstrated in
4-1BB
bioassays with
PD-L1
expressing tumor cells; (2) More potent
4-1BB
activation by
TJ-L14B
was observed at higher
PD-L1
expression confirming the requirement of
PD-L1
on either tumor or immune cells for optimal activity. Cytokine release assays have also demonstrated minimal peripheral toxicity with
TJ-L14B;
(3) The
in vivo
efficacy of
TJ-L14B
was demonstrated in animal models with tumors expressing different levels of
PD-L1.
TJ-L14B
showed anti-tumor efficacy across the
PD-L1
levels. In particular,
TJ-L14B
demonstrated superior anti-tumor efficacy than atezolizumab in tumors with low
PD-L1
expression; (4)
 In vitro
tumor-killing activity of
TJ-L14B
was superior compared to atezolizumab when tested in organoid system, even in organoids from atezolizumab non-responders;
(5) Pharmacodynamic changes in TILs and blood were evaluated in animal models. An increase in
4-1BB+
cells, CD8+ T cells, and effector memory T cells was observed in the TME and blood, indicating a strong and long-lasting anti-tumor immune response; and (6) Treatment with
TJ-L14B
increased MIG/CXCL9,
MIP-1b/CCL4,
and
s4-1BB
in the serum, and can potentially be used as pharmacodynamic markers in clinical trials.
Preclinical Safety
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

Clinical Development Plan
TJ-L14B
is being developed first for oncology indications in the U.S. An IND approval has been obtained from the U.S. FDA for an FIH, open-label, multicenter, multidose, dose-escalation, and expansion monotherapy study, which will assess safety, tolerability, PK, PD and preliminary efficacy in adult patients with any progressive locally advanced (unresectable) or metastatic solid tumors. The dose-escalation trial is being conducted by our partner ABL Bio. More data are being generated as the trial progresses.
Other Novel
Bi-specific
Antibodies
We have been working on generating
bi-functional
or
bi-specific
antibody molecules with tumor-targeted immune-activating properties. The overarching goal behind these bi-specific
molecules is to stimulate the immune responses within the tumor environment to convert immunologically non-responsive
“cold” tumors into responsive “hot” tumors. We have made steady progress in the past year culminating in the successful candidate selection of two bi-specific
molecules.
TJ-L1IF:
A Next-generation
PD-L1/IFN-
α
Antibody-cytokine Fusion Protein for Solid Tumors
TJ-L1IF
is a next-generation
PD-L1/IFN-α
antibody-cytokine fusion protein, which is specifically designed for the treatment of solid tumors, especially for
PD-1/PD-L1
resistant tumors, through the addition of a strong immune adjuvant
IFN-α
to convert “cold” tumor to “hot” tumor on top of a
PD-L1
antibody to achieve superior anti-tumor activity than
PD-(L)1
antibody monotherapy.
IFN-α
was the first cytokine approved for cancer treatment, but its use has been limited due to considerable systemic toxicity.
TJ-L1IF
is composed of a
PD-L1
VHH nanobody linked with the Fc of human IgG with an engineered
IFN-α2b
fused at the
C-terminus.
It is a prodrug in that the
IFN-α2b
moiety is masked by a PEG group through a protease-cleavable linker rendering the drug inactive in the systemic circulation, thus strongly reducing systemic toxicity. Once the drug reaches the tumor by
PD-L1
antibody targeting, the linker can be removed by tumor-associated proteases to achieve tumor-site specific activation. This unique property of
TJ-L1IF
has been confirmed in a series of
in vitro
and
in vivo
studies, in which
TJ-L1IF
demonstrated plasma stability, good safety in cynomolgus monkeys, and superior activity against solid tumors in mouse models, particularly for the
PD-1/PD-L1
resistant tumors, than what could be achieved by
PD-L1
antibody or
IFN-α
used either alone or in combination.
TJ-L1IF
was developed using Affinity’s tumor microenvironment activated (TMEA) platform and is now under preclinical development.
TJ-C64B:
A Novel, Tumor-Dependent
T-Cell
Engager for Ovarian and Other Cancers
TJ-C64B
is the third bispecific molecule developed leveraging our conditional
4-1BB
platform, which has the advantage of systemic safety and minimizing liver toxicity. It is specifically designed to simultaneously target tumor-associated antigen Claudin 6 (CLDN6) and
4-1BB
for CLDN6+ solid tumor treatment. CLDN6 is regarded as an attractive cancer target due to its tumor-specific expression pattern: it is aberrantly expressed in a variety of tumor types, especially those with limited response to
PD-1/PD-L1
immunotherapy, such as ovarian cancer, but is hardly detectable in normal adult tissues. We have demonstrated that
TJ-C64B
activates T cells through
4-1BB
stimulation only upon CLDN6 engagement, providing a more localized activation of the immune system with good efficacy and reduced systemic toxicity. Owing to a competent Fc,
TJ-C64B
has an added advantage of specifically depleting CLDN6-expressing tumor cells and intratumor regulatory T cells, which are typically
4-1BB
high, which differentiates it from other
4-1BB
bispecific antibodies under clinical development. Compelling immune activation and tumor inhibition have been observed in vitro
and
in vivo
in cancer cell lines with different CLDN6 expression levels. Importantly, no significant changes in liver enzymes following repeated administrations in mice and cynomolgus monkeys, suggesting the minor risk of liver toxicity commonly seen by other
4-1BB
agonist antibodies.
TJ-C64B
is currently under preclinical development, and some of the preclinical data was published at AACR 2022.
Other Preclinical Programs
On the discovery front, the “super antibody” partnership initiatives we recently launched are progressing well, especially in the masked antibody and
AI-guided
cytokine drug design areas. Together with internal discovery, focusing on novel targets for macrophage phagocytosis and T cell activation, they form the discovery engine that drives our future pipeline growth. This expanding new portfolio of novel drug candidates represents our firm commitment to sustaining a globally competitive pipeline through continued innovation, and complements our existing clinical programs.

Business Development and Partnership Deals
During the reporting period, we have completed seven research, biomarker, and commercial partnership deals. The deals are strategically focused on the following business areas. (1) Research partnerships were aimed to build the next wave of innovative assets that are enabled by transformative technologies. The five active partnerships allow us to work with the partners to generate novel molecules that are enabled by self-replicating mRNA technology, cell-penetrating alphabody technology, tumor-site activation probody technology, artificial intelligence design technology, and camel nanobody
4-1BB
technology. The first set of lead molecules have begun to form an emerging portfolio of novel drug candidates that are being tested at the preclinical stage and are expected to move into the clinic in 2023.
(2) Commercial partnerships are designed to enhance our commercialization capability for upcoming product launches and co-commercialization
of selected products. In November 2021, we completed a commercial partnership deal for eftansomatropin alfa with Jumpcan for a total of US$315 million in upfront and potential milestone payments, including approximately US$35 million in an upfront payment, representing one of the largest deals in the China biopharma market. We will hold MAH and share profits generated from the commercialization of the product in mainland China on a 50/50 basis, pursuant to which we will be entitled to receive tiered low double-digit royalties on net sales. This commercial partnership provides us a great commercial opportunity to work with a commercial leader specializing in pediatric products for eftansomatropin alfa. At the Fourth China International Import Expo (CIIE) in Shanghai held in November 2021, we entered into a strategic collaboration with Roche Diagnostics, a global leader in in vitro
diagnostics, to
co-develop
companion diagnostics (CDx) solutions for our innovative pipeline. In addition, we are in the process of working on acquiring a pre-NDA
product to enrich our near-term product portfolio focusing on hematologic malignancies.
(3)
In-licensing
and
out-licensing
deals are part of our pipeline strategy to either enrich our late-stage and near-term product portfolio through selective in-licensing
or
co-development
or partner the
ex-China
rights of selected global assets with big pharma companies, as demonstrated in the AbbVie deal in 2020. In this regard, we are in the process of seeking a global partnership deal for uliledlimab and other pipeline assets with potential global partners and is working on an in-licensing
or
co-development
deal for a
pre-NDA
hematologic oncology product that is expected for NDA submission in 2022. We are making every effort to bring the ongoing negotiations to a successful close in 2022, as well as seek new opportunities for additional deals.
Our Near-Term Commercialization Plan
Our commercialization strategy is to rapidly build up our market position in China between 2023 and 2025 to become a leader in the therapeutic area of hematologic malignancies with near-term assets including felzartamab, lemzoparlimab, and the potential addition of another pre-NDA
product, and become a major player in China’s growth hormone market with eftansomatropin alfa. This fast-to-market
portfolio will be backed by a longer-term portfolio focusing primarily on solid tumors between 2026 and 2028. Uliledlimab, efineptakin alfa, enoblituzumab and lemzoparlimab are among our current therapeutic candidates for solid tumors.
We believe that our near-term product portfolio has significant commercial potential. For our hematologic oncology portfolio, the total annual incidences are estimated to be approximately 173,000 (Globocan, 2020) in China for the three disease entities we intend to address, i.e., MM, leukemia (AML/MDS) and lymphoma. For eftansomatropin alfa, more than 3.4 million children are estimated to suffer from growth hormone deficiency in China. We believe each of our highly differentiated products has the potential to become a market leader, or a major player, in its respective therapeutic area. The following table illustrates the epidemiological survey for the hematologic malignancy therapeutic area in China.

Table:	Epidemiological survey results for MDS, AML, NHL, and MM incidences and deaths in 2020 in China, according to Globocan 2020, HLT report, EvaluatePharma 2020 estimates, and management estimates.
Our commercialization roadmap is pillared by five strategic initiatives: (1) establishing a solid commercialization foundation through organization preparedness, infrastructure preparedness, and outreaching business partnership with distributors, top-tier
hospitals,
direct-to-patient
(DTP) and specialty pharmacies, and research institutions; (2) accelerating the go-to-market
timeline, by optimizing clinical development strategies and increasing disease awareness and diagnosis capability of stakeholders on the commercial value chain; (3) paving the way for the commercial launch and National Reimbursement Drug List (NRDL) inclusion by forming up the marketing shape for core assets; (4) manufacturing locally in the Hangzhou Facility to establish cost advantages; (5) maximizing business development strategies to wrap up late-stage assets for pipeline enrichment.
We have taken concrete steps to prepare for the commercialization of our near-term product portfolio. Under the leadership of Mr. Yifei Zhu, we formed a core commercialization team during the reporting period to cover all key commercialization functions, including market research, market access, medical affairs, pricing, etc. Our commercialization capability will be continually expanded based on the schedule of NDA approvals of the near-term products. Efforts are already underway to work toward the commercialization strategy of “preparing the organization,” “preparing the market,” and “preparing the product” for our near-term portfolio. In October 2021, we entered a strategic partnership with Sinopharm Group Co. Ltd. (“Sinopharm”) to expand our commercialization capabilities. We will authorize more than 300 of Sinopharm’s subsidiaries as distributors across China to support distribution and retail allocation to terminal markets while we lead overall commercial activities.
How
I-Mab
Differentiates Itself in the Competitive Local Market
Notably, our key differentiation lies on our first-mover advantage, as well as our validated differentiation through innovation. For example, we aim to launch lemzoparlimab as the first CD47 drug in China with a potentially superior safety and efficacy profile. In addition, the innovative products in our near-term portfolio are designed for front-line treatments to benefit more patients and become a market leader in their respective therapeutic areas.
Secondly, on the back of the unique payor system in China, we plan to get our products into the National Reimbursement Drug List (NRDL) with competitive pricing. In preparation for this, we have invested in local manufacturing capability in Hangzhou, China. The local manufacturing plant is expected to significantly reduce the cost of goods and render our products more commercially competitive.
Thirdly, our commercialization plan is designed to focus on strategic priorities: (1) our near-term product portfolio is focused on hematologic malignancies, in which our commercialization team is dedicated to building up significant long-term presence. To maximize the market potential for eftansomatropin alfa, we have entered into a strategic partnership with Jumpcan, a leading pediatric pharmaceutical company in China; and, (2) our core commercialization team focuses on a network of major hospitals in first-tier and second-tier cities in China, and adopts a hybrid model to work closely with carefully selected partners in the broader market.
With the above-mentioned disciplines, we continue to actively look for highly synergistic partnerships to further enhance our late-stage portfolio and commercialization presence in oncology. Leveraging these strategies, we believe our franchise will be able to achieve optimal and sustainable commercialization efficiency with a high degree of compliance.

Lemzoparlimab (TJC4) Market and Commercialization Strategy
Lemzoparlimab, our potential
best-in-class
CD47 antibody drug, targets to treat patients with myelodysplastic syndromes (MDS), acute myeloid leukemia (AML) and non-Hodgkin’s
lymphoma (NHL) among hematologic malignancies in the near-term between 2023 and 2025. We aim to develop lemzoparlimab as a backbone product for hematologic malignancies, including: (1) potential first-line (1L) treatment in combination with azacitidine (AZA) for patients with MDS, if approved; (2) potential 1L treatment in combination with AZA and venetoclax for patients with AML, pending the progress of the study to be led by AbbVie; and (3) potential late line of treatment in combination with rituximab for patients with NHL in China, if approved. Lemzoparlimab has the potential first-mover advantage, if approved, according to our development schedule in China.
In China, the incidences of MDS, AML and NHL reached approximately 21,000, 37,578 and 92,834 in 2020, respectively (
Source: Globocan 2020, HLT report, market research and estimates
). MDS is a group of diverse bone marrow disorders in which the bone marrow does not produce enough healthy blood cells and is primarily a disease of the elderly. Currently, treatment options for patients with high-risk MDS are limited, including allogeneic hematopoietic stem cell transplantation, large dose chemotherapy, hypomethylating agents (HMAs), and supportive therapy. Large dose chemotherapy has usually seen a low response rate in patients with high-risk MDS and the efficacy is not long-lasting. HMAs can improve the overall survival of high-risk MDS patients; however, there are no approved therapies for patients who have progressed after HMA treatment. Therefore, there are significant unmet medical needs for innovative therapies in this therapeutic area.
AML is a type of cancer that starts in the bone marrow and blood that progresses rapidly without proper treatment. About 30% of the patients diagnosed with MDS progress to AML. NHL is a type of blood cancer that caused by abnormal or malignant proliferation of lymphocytes. There are many different subtypes of NHL categorized by abnormal lymphocyte characteristics, among which diffuse large
B-cell
lymphoma (DLBCL) and follicular lymphoma (FL) are the most common subtypes. With the increased incidences and lower overall survival rate, both AML and NHL patients have significant unmet medical needs in China.
CD47 has emerged as one of the most promising immuno-oncology targets, especially as potential front-line treatment, as well as a new therapy for relapsed and refractory (r/r) patients with hematologic malignancies. The development of CD47 antibodies is primarily hampered by its on-target
binding to red blood cells (RBCs), resulting in severe anemia and other hematologic side effects commonly seen with other clinical stage CD47 antibodies.
As a global front-runner CD47 antibody, lemzoparlimab is being developed to potentially achieve the earliest registration as the first CD47 antibody drug in China. We aim to rapidly establish a leading position with our other core hematologic oncology franchise, backed by: (1)
 First-mover advantages.
A Phase 3 registrational clinical trial for 1L MDS is expected to start in 2022, aiming for the potential registration in 2024; (2)
Clinical differentiation validated through multiple clinical trials.
Lemzoparlimab is a highly differentiated CD47 antibody by design. Its safety data from both the U.S. and China studies are consistent with our expected safety profile without the need of a priming dose regimen. More importantly, lemzoparlimab has also demonstrated encouraging efficacy signals in multiple clinical trials; (3)
 Increased disease awareness and diagnosis
.
Our commercial team has taken initiatives to increase the disease awareness and diagnosis of MDS/AML in hematologic oncology specialty hospitals, by leveraging our network in the accelerated clinical trials and physician education campaigns; and (4)
 Broad coverage of hematologic indications and cross-asset synergies.
We are exploring lemzoparlimab in various combinations with AZA, venetoclax, rituximab for the treatment of 1L MDS/AML and NHL to offer an effective treatment coverage for its addressable market. In addition, we expect to receive tiered royalties from AbbVie in the low-to-mid
teens as a percentage of lemzoparlimab’s global net sales upon its global registration.
Felzartamab (TJ202) Market and Commercialization Strategy
Multiple myeloma (MM) is a type of blood cancer that starts in the bone marrow and is characterized by the excessive proliferation of malignant plasma cells that accumulate in the bone marrow, where they displace and suppress healthy blood progenitor cell populations. The prognosis factors for MM include host factors, tumor characteristics, and response to treatment. There is a consensus that disease prognosis in MM is significantly impacted by treatment response and micro-residual disease (MRD) level.

In China, MM is one of the most common hematologic malignancies, accounting for approximately 10% of the malignant tumors in the blood system. MM is primarily a disease of the elderly. The incidence rate of MM in China is about 1.5 per 100,000, with new cases of approximately 21,116 in 2020 (
Source: Globocan 2020
), and is increasing year by year due to the rapidly growing
65-years
and older population. According to a report by Frost & Sullivan, new cases of MM are expected to increase to approximately 27,700 in China by 2030, representing a compound annual growth rate (CAGR) of 2.8%.
CD38 antibody therapy represents a novel mechanism of action among the current therapeutic classes for MM. We believe that there is rapidly increasing clinical adoption of CD38 antibody therapy in China. Currently, clinical outcomes for r/r MM patients who had received multiple lines of interventions remain unsatisfactory. MM is still an incurable disease, and the extension of PFS and OS remains a significant unmet medical need. CD38 antibody therapy has demonstrated synergetic cellular and molecular effects in eliminating CD38+ tumor cells with proven clinical efficacy in significantly prolonged PFS and OS, compared with the baseline survival status of other treatment options.
Our plan is to rapidly gain a sizable market share for felzartamab through unique positioning in the following aspects. (1)
 Clinical advantages
.
Felzartamab demonstrated a lower infusion-related reaction rate and shorter infusion time, which has made it possible for its administration in an out-patient
clinic setting; (2)
 Strong synergy with our differentiated pipeline
. We are exploring novel combination therapies of felzartamab with other assets in our pipeline. If approved, these novel therapies will provide more treatment options for the patients and drive a rapid market share growth for our hematologic oncology product portfolio; and (3)
 Competitive pricing upon NRDL inclusion
.
Leveraging the localized manufacturing facility in Hangzhou, we expect to compete with flexible pricing as a domestically manufactured product to be included in NRDL and are not constrained by higher global pricing.
Eftansomatropin Alfa (TJ101) Market and Commercialization Strategy
PGHD is a pituitary disorder that occurs when the production of growth hormone, typically secreted by the pituitary gland, is disrupted. Since growth hormones play a critical role in stimulating body growth and development and are involved in the production of muscle protein and the breakdown of fats, a decrease in growth hormone affects numerous physiological processes, including short stature in children and other physical ailments in both children (“PGHD”) and adults (“AGHD”). Both globally and in China, the widely adopted treatment for PGHD is patient-specific growth hormone replacement therapy, which is given in a calculated weight-based dosing regimen.
According to the Frost & Sullivan Report, only 5.7% of all estimated PGHD patients in China received growth hormone replacement therapy injections in 2020. Therefore, China’s PGHD patients’ clinical needs remain largely untapped. As a result of clinical/patient education, affordability, and increasing demand, the PGHD market in China is forecasted to maintain rapid growth.
Short-acting (daily) rhGH is commonly used for the long-term treatment of children and adults with inadequate endogenous growth hormone secretion. Currently, there is only one pegylated long-acting (weekly) rhGH (Jintrolong) for PGHD in China. As there are certain safety concerns related to the long-term use of pegylated drugs, such as potential renal toxicity, cellular vacuolation, and formation of anti-polyethylene glycol antibodies, the product in pure protein format is considered clinically advantageous.
We believe that eftansomatropin alfa has the following advantages to rapidly gain meaningful market share upon product launch: (1)
 Convenience and better compliance.
When compared to the daily regimen of rhGH, eftansomatropin alfa is proven to be a more convenient therapy with better patient compliance due to its weekly dosing frequency (potentially twice-monthly administration) while maintaining similar efficacy. In addition, we are developing a more convenient injection device to improve patient adherence and product competitiveness; (2)
 Enhanced safety profile.
Eftansomatropin alfa is the only pure protein format product in development and has no observed safety concerns typically associated with pegylated drugs, such as potential renal toxicity, pre-existing
or treatment-induced
anti-PEG
antibodies, and cellular vacuolation in macrophages, renal tubule cells and the choroid plexus epithelial cells; and (3)
 Access to the high-grow China broad market
through a strategic partnership with a leading pediatric pharmaceutical company in China.

In November 2021, we entered into a strategic collaboration agreement with Jumpcan, a leading domestic pharmaceutical company specializing in and committed to pediatric medicines, for the development, manufacturing, and commercialization of eftansomatropin alfa in mainland China. The collaboration brings together our leadership in drug innovation and manufacturing with Jumpcan’s commercial leadership in pediatric medicines in China with proven market access and retail channels capabilities. Jumpcan is a leader in the pediatrics space in China, with over 3,500 medical representatives and retail specialists and access to over 23,000 hospitals in 30 provinces and cities in China, including 220 children’s hospitals. This allows rapid access to a broad market once eftansomatropin alfa achieves commercialization in mainland China. Together with the commercial strategy mentioned above and the demonstrated product advantages of eftansomatropin alfa, we expect to rapidly build a strong market position for eftansomatropin alfa and become a leading player in the long-acting rhGH market space in China by 2028.
Licensing and Collaboration Arrangements
A.
In-Licensing
Arrangements
Licensing Agreement with MorphoSys (Felzartamab)
In November 2017, we entered into a license and collaboration agreement with MorphoSys AG (“MorphoSys”) with respect to the development and commercialization of felzartamab (MOR202/TJ202), MorphoSys’s proprietary investigational antibody against CD38 (the “CD38 product”).
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
I-Mab
Tianjin is required to promptly notify Genexine in writing giving details of any such improvements, modifications or alterations and provide Genexine with such explanations or trainings to enable Genexine to legally and effectively use the same. Additionally,
I-Mab
Tianjin should grant to Genexine a fully paid up, royalty-free, exclusive license to use any such improvements, modifications and alterations anywhere outside of the territory for which
I-Mab
Tianjin is licensed under this agreement.
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
During the term of this agreement, if we develop or acquire any improvement, modification or alteration to the licensed product, we will own such improvements, modifications or alterations and provide Genexine details thereof, whether patentable or not. Additionally, we should grant to Genexine a fully paid up, royalty-free, exclusive license (with a right to sublicense) to use any such improvements, modifications or alterations anywhere outside of China, Hong Kong, Macau and Taiwan.
In May 2020, we and Genexine entered into an amendment to this agreement, whereby both parties desire to establish a collaboration on TJ107 GBM Study in Greater China. Under the terms of the expanded collaboration, we will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. As of December 31, 2021, the costs incurred for the development of this new indication was RMB13.2 million (US$2.1 million) and thus RMB8.8 million (US$1.4 million) was recorded in our audited consolidated financial statements for the year ended December 31, 2021.

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
In September 2020, we entered into a sublicense agreement with
I-Mab
Hangzhou, under which we sublicensed to
I-Mab
Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea.
License and Collaboration Agreement with MacroGenics (enoblituzumab)
In July 2019, we entered into a license and collaboration agreement with MacroGenics, Inc. for development and commercialization of an
Fc-optimized
antibody known as enoblituzumab that targets
B7-H3,
including in combination with other agents, such as the
anti-PD-1
antibody known as retifanlimab (formerly MGA012), in the People’s Republic of China, Hong Kong, Macau and Taiwan.

Under this agreement, MacroGenics granted to us an exclusive, sublicensable, royalty-bearing license to MacroGenics’ patents and know-how
to develop and commercialize the enoblituzumab product, and a combination regimen of enoblituzumab and retifanlimab, in Greater China during the term of the agreement.
In exchange for these rights, in addition to certain financial consideration, we grant to MacroGenics a royalty-free, sublicensable, license outside of Greater China, to our patents and know-how
that are related to the enoblituzumab product or useful or necessary for MacroGenics to develop or commercialize the enoblituzumab product or a product containing retifanlimab, and combinations thereof. The license is
(i) non-exclusive
with respect to the enoblituzumab product, and (ii) exclusive with regard to retifanlimab.
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
Pursuant to this agreement, we paid MacroGenics an upfront payment of US$15.0 million. We also agreed to pay MacroGenics development and regulatory milestone fees of up to US$135.0 million and tiered double-digit royalties (ranging from mid-teens
to twenty percent) based on annual net sales in the territories. As of the date of this annual report, we have made a milestone payment of US$4.5 million to MacroGenics.
We are responsible for, and must use commercially reasonable efforts, to develop and commercialize the enoblituzumab product (which includes the enoblituzumab product in combination with retifanlimab) in Greater China. This includes conducting all clinical studies required for approval, participating in a planned, global Phase 3 trial (or another mutually agreeable global clinical trial) of the enoblituzumab combination product, the conduct of at least two Phase 2 or Phase 3 trials each targeting
B7-H3
expressing patient populations, and submissions to regulatory authorities in Greater China. MacroGenics is responsible for, and must use commercially reasonable efforts to undertake certain development activities regarding the enoblituzumab product.
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
I-Mab
will perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all relevant clinical trials (including in the U.S. and China) and all development activities required for IND filing in the U.S. as well as CMC development of manufacturing processes. As of the date of this annual report, we have made an upfront payment of US$3.5 million and milestone payment of US$2.5 million to MorphoSys. No other milestone payments or royalties are due under this agreement in the reporting period. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world. Additionally, MorphoSys maintains the right to conduct activities in Greater China and South Korea that enable MorphoSys to exploit MOR210/TJ210 outside of those countries. Pursuant to the C5aR Agreement, we are required to use commercially reasonable efforts as we develop and commercialize MOR210/TJ210 in Greater China and South Korea. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon a notice period that varies based upon the stage of development and for safety reasons. MorphoSys has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MorphoSys terminates for our material breach, bankruptcy, insolvency or patent challenge, among other things, all licenses and rights granted by MorphoSys to us will automatically terminate and the licenses and rights granted by us to MorphoSys will survive. In the event of such termination, in addition to other obligations, we must grant to MorphoSys an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property relating to the licensed product to exploit MOR210/TJ210 in Greater China and South Korea.
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
Licensing Agreement with ABL Bio
In July 2018, we entered into a license and collaboration agreement with ABL Bio (the “ABL Bio License”), as amended from time to time. Under the ABL Bio License, we granted to ABL Bio exclusive, worldwide (excluding Greater China), royalty-bearing rights to develop and commercialize a bispecific antibody (the “BsAb”) using certain of our monoclonal antibody sequences. ABL Bio has developed expertise in the area of bispecific antibodies for all indications and has developed proprietary intellectual property around the BsAb technology, and the license allows ABL Bio to further develop and commercialize the BsAb based on monoclonal antibodies licensed from us under the ABL Bio License. ABL Bio granted to us an exclusive, royalty-free, sublicensable license under its interest in the BsAb and related know-how
(including improvements thereto) to exploit the licensed BsAb in Greater China.
Under the ABL Bio License, we and ABL Bio each are responsible for using commercially reasonable efforts to develop the licensed products through the completion of in vivo
studies, and ABL Bio is responsible for using commercially reasonable efforts thereafter. We agreed to split costs fifty-fifty (50:50) with ABL Bio through the completion of in vivo
studies, with ABL Bio responsible for all costs and activities following that time. ABL Bio is responsible for all development and commercialization activities in its own territories, subject to our input through a joint committee comprised of an equal number of our and ABL Bio’s representatives (though ABL Bio has final decision-making authority).
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
Under the CSPC Agreement, CSPC entity is responsible for using commercially reasonable efforts to develop, obtain market approval and commercialize the licensed products, while we are responsible for using commercially reasonable efforts to transfer the manufacturing technology of the licensed products to CSPC entity and assist or guide CSPC entity in the continued optimization of such manufacturing technology thereafter. CSPC entity has final decision-making authority with respect to product development (though the research plan should be jointly developed by both parties and any changes to the plan should be discussed and approved by the joint development committee) and commercialization.
We also agreed that, during the term of the CSPC Agreement, we should not develop, either for ourselves or for third parties, any other hyFc platform technology-based long-acting recombinant
GLP-1
Fc fusion proteins that may be in a competitive position with TJ103.
In consideration of the license, CSPC entity paid us an upfront fee of RMB15.0 million and milestone payment of RMB15.0 million. Further, CSPC agreed to make milestone payments in an aggregate amount of RMB118.5 million conditioned upon achieving certain clinical development and regulatory approval milestones, including completion of Phase 2 and Phase 3 clinical studies and obtaining NDA approval or market approval. Further, we will also be entitled to tiered royalties ranging from mid-single-digit
percentages to 10 percent in respect of the total annual net sales of the products after their commercialization in China. The royalty term will terminate at the later of: (i) the expiry date of the underlying patents of the licensed products with application numbers 201410851771.1 and 201580071643.8 (final grant of rights requested relating to
GLP-1)
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
During the term of the CSPC Agreement, CSPC entity will have exclusive, royalty-free rights in China to any work product generated by us, and be responsible for any patent application and maintenance costs of such work product. CSPC entity will have all rights to any work product generated by itself under the CSPC Agreement.
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
In March 2020, we entered into a strategic partnership with Kalbe Genexine Biologics (“KG”), a joint venture of Kalbe Farma Tbk (“Kalbe”) and Genexine. Under the terms of the agreement, KG will receive a right of first negotiation for an exclusive license for the commercialization of two
I-Mab-discovered
product candidates: uliledlimab, a differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors, and an
I-Mab
product candidate to be agreed upon by both parties. With the agreement, KG will have a right of first negotiation for exclusive rights to commercialize these two product candidates in the ASEAN (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam) and MENA (Algeria, Bahrain, Djibouti, Egypt, Israel, Jordan, Kuwait, Lebanon, Malta, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates, and Palestine) regions, as well as Sri Lanka. If and when we and KG enter into the definitive licensing agreement for uliledlimab, we will be eligible to receive from KG an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG will pay us tiered royalties in the low to mid-teen
percentages on net sales from the ASEAN and MENA regions, as well as Sri Lanka.
C. Collaboration Arrangements
In July 2018, we entered into a collaboration agreement with ABL Bio, further amended in November 2018, May 2019, December 2019, June 2020, September 2021, respectively, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product.

In September 2018, we entered into a collaboration and platform technology license agreement with WuXi Biologics Ireland Limited (“WuXi Biologics”), whereby both parties agreed to collaborate in the research and development of at least three bispecific antibodies for our company to commercialize them worldwide. Such bispecific antibodies will be created using our proprietary monoclonal antibodies and WuXi Biologics’ proprietary WuXiBody platform technology for generating bispecific antibodies, will be developed and manufactured through the exclusive service of WuXi Biologics. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. WuXi Biologics has the right to terminate this agreement if we challenge its patents. We have the right to terminate this agreement if we decide to end the development and commercialization of the licensed product in the licensed territory due to scientific, technical, or commercial reasons. As of the date of this annual report, we have made an up-front
payment of US$1.0 million to Wuxi Biologics and no milestone payments or royalties are due under this agreement. In April 2019, we extended our existing partnership with WuXi Biologics (Shanghai) Co., Ltd. (“WuXi Biologics Shanghai”). We entered into a long-term, strategic collaboration agreement with WuXi Biologics Shanghai to facilitate the CMC development and GMP manufacturing of both clinical and commercial supplies of certain of our monoclonal and bispecific antibodies and fusion products, leveraging WuXi Biologics’ and its affiliates’ expertise in this area and supporting our pre-existing
collaboration and platform technology license agreement with WuXi Biologics.
In November 2018, we entered into collaboration agreements with Tracon Pharmaceuticals, Inc. (“Tracon”), whereby we and Tracon agreed to
(i) co-develop
our proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and (ii) collaborate to co-develop
up to five bispecific antibodies (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. In February 2021, we sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this annual report, the disputes have not been resolved and we are not able to predict the likely outcome. We expect that the decision from the arbitration tribunal may be available in late 2022.
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
In July 2021, we entered into a collaboration agreement with Immorna, an mRNA biotech company, to discover and develop self-replicating mRNA for in vivo
synthesized therapeutic biologics.
In the same month, we entered into a collaboration agreement with neoX Biotech, an
AI-enabled
R&D biotech company, to accelerate the R&D process of novel targets and modalities.
In October 2021, we entered into a strategic partnership with Sinopharm to strengthen our commercial capabilities and support our commercialization transformation. We will authorize more than 300 of Sinopharm’s subsidiaries as distributors across China to support distribution and retail allocation to terminal markets while we lead the overall commercial activities. The partnership will also include alliance on key projects, to jointly support the commercialization and go-to-market
process of our differentiated and novel products.
In November 2021, we entered into a strategic collaboration agreement with Jumpcan, a leading China pharmaceutical company specialized in and committed to pediatric medicines, for the development, manufacturing and commercialization of our highly differentiated long-acting recombinant human growth hormone, eftansomatropin alfa (TJ101) in mainland China. Under the collaboration agreement, we will continue to lead the ongoing registrational Phase 3 clinical trial of eftansomatropin alfa in pediatric growth hormone deficiency (PGHD). The two companies will share costs of manufacturing tech transfer, process optimization and new formulation development. We will be the marketing authorization holder (MAH) of the product and supply the product at agreed cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with us in mainland China. We will provide clinical, manufacturing and academic support. According to the terms of the collaboration agreement, Jumpcan will make an upfront payment of RMB224 million to
I-Mab
and, upon achievement of development, registration and sales milestones, certain milestone payments of up to RMB1.792 billion, making the non-royalty
payments a total of up to RMB2.016 billion. In addition, we and Jumpcan will share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which we will be entitled to receive tiered low double-digit royalties on net sales.

In November 2021, we also entered into a strategic collaboration with Roche Diagnostics, a global leader in in vitro
diagnostics industry, to
co-develop
companion diagnostics (CDx) solutions for our innovative pipeline, at the Fourth China International Import Expo (CIIE) in Shanghai. Under this collaboration, we and Roche Diagnostics will jointly develop companion diagnostics solutions for the innovative assets under development by us to accelerate the research and development process of innovative biologics with cutting-edge diagnosis and treatment technologies.
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
As of December 31, 2021, our owned patent portfolio consists of (i) 47 issued patents, including seven issued in the U.S., 14 issued in the PRC, four issued in Korea and 22 issued in other jurisdictions; and (ii) 250 pending patent applications, including 21 PCT patent applications, 15 U.S. patent applications, 16 PRC patent applications and 198 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our Global Portfolio. Furthermore, as of December 31, 2021, we
in-licensed
the Greater China and Korea rights relating to (i) 28 issued patents, including 15 issued in the PRC, one issued in Korea, nine issued in Hong Kong, one issued in Macau and two issued in Taiwan; and (ii) 39 pending patent applications, including six PCT patent applications, 13 PRC patent applications, eight Hong Kong patent applications, four Taiwan patent applications, three Korean patent applications and five Macau patent application. The in-licensed
patents and patent applications primarily relate to felzartamab, eftansomatropin alfa, enoblituzumab, efineptakin alfa and TJ210.

Felzartamab	As of December 31, 2021, we exclusively licensed from MorphoSys 13 issued patents (including six issued in the PRC, five issued in Hong Kong, one issued in Taiwan and one issued in Macau) and 18 pending patent applications (including four PCT applications, four in the PRC and four in Hong Kong, two in Taiwan and four in Macau) relating to felzartamab. The licensed patents include composition of matter patents in China, Hong Kong, Taiwan and Macau. The patents (including patent applications if issued) in this portfolio are expected to expire between 2025 and 2042, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Eftansomatropin alfa	As of December 31, 2021, we (i) exclusively licensed from Genexine two pending PRC patent applications and 1 PCT application directly relating to eftansomatropin alfa and
(ii) non-exclusively
licensed from Genexine 3 issued patents in the PRC relating to a hyFc platform that develops eftansomatropin alfa. The licensed patents include composition of matter patents in China. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2041, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Enoblituzumab	As of December 31, 2021, we exclusively licensed from MacroGenics seven issued patents (including two issued in the PRC, four issued in Hong Kong and one issued in Taiwan) and three pending patent applications (including one in the PRC, one in Hong Kong and one in Taiwan) relating to enoblituzumab. The patents (including patent applications if issued) in this portfolio are expected to expire between 2024 and 2036, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Efineptakin alfa	As of December 31, 2021, we (i) exclusively licensed from Genexine three pending PRC patent applications and one PCT patent application directly relating to efineptakin alfa and
(ii) non-exclusively
license from Genexine three issued patents in the PRC relating to a hyFc platform that develops efineptakin alfa. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2040, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Lemzoparlimab	As of December 31, 2021, we owned six PCT patent application, two of which has entered national phases including in the PRC, the United States and additional jurisdictions. We expect that any patents that may issue under these applications will expire between 2037 and 2041, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Uliledlimab	As of December 31, 2021, we owned three PCT patent applications and one of which has entered national phases including in the PRC, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire in 2038 and 2041, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

TJ210	As of December 31, 2021, we exclusively licensed from MorphoSys five pending patent applications (including one in the PRC, one in Hong Kong, one in Taiwan, one in Macau and one in Korea) relating to TJ210. We owned two PCT patent applications and co-owned
one PCT application with Morphosys relating to TJ210. We expect that any patent that may issue under these applications will expire in 2040 and 2041, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

TJ-CD4B	As of December 31, 2021, we
co-owned
one PCT patent application with ABL Bio Inc., which has entered national phases including in the PRC, the United States, and additional jurisdictions. We expect that any patent that may issue under this application will expire 2040, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

TJ-L14B	As of December 31, 2021, we
co-owned
one PCT patent application with ABL Bio Inc., which has entered national phases including in the PRC, the Europe, and additional jurisdictions. We expect that any patent that may issue under this application will expire 2039, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, a patent term is 20 years from the earliest filing date of a non-provisional
patent application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to inventions are effective for twenty years, utility models are effective for ten years and designs are effective for fifteen years from the date of application. There are patent term adjustments and patent term extensions available in the PRC for issued patents relating to inventions.

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
Additionally, as of December 31, 2021, we had (i) 18 registered trademarks in Hong Kong, 90 registered trademarks in the PRC, two registered trademarks in the United States, 17 registered trademarks in Macau, 16 registered trademarks in Taiwan, three registered trademarks in other jurisdictions, 17 trademark applications in the PRC, and four trademark applications in the United States; (ii) nine domain names in the PRC, including
www.i-mabbiopharma.com
, four domain names in Hong Kong and two domain names in the United States and (iii) 12 software copyrights and one copyright of works of art in the PRC.
For more information on these and other risks related to intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Environmental, Health and Safety (EHS) Matters
In July 2021, we were granted a BBB rating, the highest newly initiated rating among China-based biotech companies, by the MSCI Environmental, Social and Governance (ESG) assessment. In August 2021, we established an ESG Committee. The committee consists of Mr. John Long, executive director of the Board and Chief Financial Officer, and two independent directors, Mr. Chun Kwok Alan Au and Dr. Rong Shao. Mr. Chun Kwok Alan Au also chairs the committee to ensure impartiality. As the oversight body for our ESG practices, the committee is responsible for supervising our ESG strategies, policies, long-term sustainability objectives and risks. In addition, we also set up an ESG working group to address daily ESG workflows.
We are transitioning from a clinical stage biotech into a global specialty biopharma, with the current state of business operations having no significant environmental impact due to no large-scale manufacturing operations. We abide by local laws and regulations on environmental protection and only discharge a small amount of waste gas and wastewater after proper treatment. A small amount of hazardous wastewater produced during the research and development process is carefully collected and handed over to qualified third-party professionals for proper treatment before discharged to the sewage treatment plant. A small amount of harmless waste gas is emitted at a high altitude after filtration by activated carbon. Any hazardous waste generated during the research and development process is carefully collected by laboratory technicians daily and placed in a temporary storage facility, and transported to qualified professionals once a month, in accordance with strict local environmental guidelines. We also provided employee trainings, set up SOPs and contingency plans for of potential EHS accidents.
At present, energy and resources consumed in our daily operations are mainly municipal electricity and domestic water. We assigned a dedicated team to regularly inspect and maintain the equipment, measure total consumption, and train employees on water and energy saving measures.
Safety and health are the foundation of our operational activities. We have created a comprehensive internal safety management system to ensure compliance, strengthen risk assessment and management. In addition, we provide employees with annual physical check-ups
to ensure the health of the employees. We offered SOPs to ensure relevant employees are aware of any potential hazards, including providing emergency training, treatment facilities, and Personal Protection Equipment (PPE) to all employees.

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
In August 2021, we established an Environmental, Social and Governance (“ESG”) committee, consisting of Mr. John Long, Mr. Chun Kwok Alan Au and Dr. Rong Shao, to supervise the ESG strategies, policies, long-term sustainability objectives and risks of the company. Our commitment to ESG can be summarized into three “P”s: patients, philanthropy, people.
Patients.
Since our inception, we have been focusing on delivering immuno-oncology biologics with best-in-class
and
first-in-class
potential, with the mission to bring transformative medicines to patients through innovation. We have built an innovative and advanced pipeline of 20 highly differentiated, novel biologics with potential to address the significant unmet medical needs in cancer.
In 2020, there were 19.29 million new cancer cases worldwide, of which 4.57 million were newly diagnosed in China. This figure accounts for 23.7% of the world’s cancer burden and far exceeds the number of new cancer cases of any other country in the world. In fact, one out of every three patients who die from cancer in the world is from China. We are committed to addressing this significant global disease burden and answering unmet needs of patients through our innovation.
Philanthropy.
At the peak of the
COVID-19
outbreak, we donated personal protective equipment and funds worth a total of RMB800 thousand to support medical personnel and hospitals in Wuhan. We also donated US$50 thousand to BayHelix, a non-profit
organization focused on global life sciences and healthcare community, for the purpose of supporting relief of
COVID-19
in the United States.
In July 2021, we donated RMB1 million to Henan Charity General Federation for the rescue and reconstruction of flood-hit regions
in Henan Province in China. We are committed to philanthropic giving which can help build stronger communities.
People.
We have been on the forefront of promoting diversity and inclusiveness in the workplace. Women account for about two-thirds
of our employees, 56% of them hold a master’s degree or above, and over 30% of our board of directors are female. In 2020, we launched the Women’s Leadership Council (“WLC”) globally to support our future female leaders to accelerate their career and personal development. We organized our global WLC ambassador program and selected eight outstanding female employees to champion our mission of elevating women in scientific leadership. To support employees’ personal and career development, we have built up a systematic talent development system, including an online learning center, advanced leadership program and other tailor-made training courses.
International Recognition and Awards
The remarkable achievements made by us are well recognized by the international community of pharma industry. We received numerous international awards and citations in 2021 for our achievements in drug innovation, industry leadership, cross-border collaboration and business leadership. We were honored with the T+ Excellent Employer award based on an assessment of best practices in areas such as technological leadership, organization and talent, and commitment to creating a diversified workplace. We were also ranked as “2021 Top 50 Enterprises of Technology Power” by Frost & Sullivan and LeadLeo and among the top companies by the leading global financial publication Institutional Investor in both the “Honored Companies” and “Best CFO” categories, according to its 2021
All-Asia
Executive Team survey. In July 2021, we were granted a BBB rating, the highest newly initiated rating among China-based biotech companies, by the MSCI ESG assessment. In November 2021, we were honored with the Inclusion Award by Leading Diversity, Equity and Inclusion (“DEI”). Our Founder, Chairman of the Board of Directors and Acting CEO, Dr. Jingwu Zhang Zang, was named Medical Innovation Pioneer among the 50 leaders in listed companies by 2020 Global Founders Summit. In December 2021, Dr. Jingwu Zhang Zang received the EY Entrepreneur of the Year award and the Executive of the Year award for companies with a market cap of less than US$5 billion in the 2021 Scrip Awards. These awards reflect the impact we have made on the innovation development of the healthcare industry as well as the leadership we have demonstrated throughout the year.

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
Furthermore,
PRC-based
investments by foreign investors have historically been regulated by the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) issued on June 28, 2017 and effective from July 28, 2017, the Special Management Measures (Negative List) for the Access of Foreign Investment (2018) issued on June 28, 2018 and effective from July 28, 2018, the Special Management Measures (Negative List) for the Access of Foreign Investment (2019) issued on June 30, 2019 and effective from July 30, 2019, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020) issued on June 23, 2020 and effective from July 23, 2020. According to the aforesaid catalogue and management measures, foreign-invested industries fall into four categories, namely, “encouraged” “permitted” “restricted” and “prohibited” and certain ownership requirements, requirements for senior executives and other special management measures should apply to foreign investors with regard to the access of foreign investments in certain categories. Currently, the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision), the Special Management Measures (Negative List) for the Access of Foreign Investment (2018), the Special Management Measures (Negative List) for the Access of Foreign Investment (2019) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020) have all been replaced. The currently effective industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), which were promulgated by the National Development and Reform Commission (the “NDRC”), and the MOFCOM, and took effect on January 1, 2022 and on January 27, 2021, respectively. The Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) further reduce restrictions on the foreign investment and expand the scope of industries in which foreign investments are encouraged. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

On December 30, 2019, the MOFCOM and SAMR jointly promulgated Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise should submit the investment information to the competent commerce department.
M&A Rules
According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors jointly issued by the MOFCOM, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (the “SAT”), the State Administration for Industry and Commerce (now known as the State Administration for Market Regulation), the China Securities Regulatory Commission and the State Administration of Foreign Exchange (the “SAFE”), on August 8, 2006 and amended by the MOFCOM on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription to the increase in the registered capital of non-foreign-invested
enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested
enterprises, or (iii) the purchase of the assets of
non-foreign-invested
enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case, by foreign investors is subject to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors. Particularly, application should be made for examination and approval of the acquisition of any company in China affiliating to a domestic company, enterprise or natural person, which is made in the name of an oversea company established or controlled by such domestic company, enterprise or natural person.
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
The newly amended Drug Administration Law, which became effective on December 1, 2019, brought a series of changes to the drug supervision and administration system, including, but not limited to, the clarification of the drug marketing authorization holder system, pursuant to which the marketing authorization holder should assume responsibilities for non-clinical
studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The amendment also stipulates that the State supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and have multi-targeted, systematic regulatory and intervention functions on human body and promotes the technological advancement of drugs.

We are required to follow the above-mentioned regulations in respect of our non-clinical
research, clinical trials and production of new drugs.
Regulatory Authorities and Recent Government Reorganization
Pharmaceutical products and medical devices and equipment in China are monitored and supervised on a national scale by the NMPA (formerly known as the China Food and Drug Administration, or the “CFDA”), while the local provincial medical products administrative authorities are responsible for the supervision and administration of drugs within their respective administrative regions. Pursuant to the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal made by the NPC on March 17, 2018, the NMPA is no longer an independent agency and its duties should be performed by the newly established State Administration for Market Regulation, into which the various agencies responsible for, among other areas, consumer protection, advertising, anticorruption, pricing, fair competition and intellectual property, have been merged.
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
Non-Clinical
Research
On August 6, 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of
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
The category and corresponding application requirements will be promulgated by the NMPA based on a drug’s working mechanism, degree of innovation, and the need of review management. As provided in the New Administrative Measures for Registration, the Drug Administration Law and Implementing Measures of the Drug Administration Law, upon completion of non-clinical
research, clinical trials should be conducted for the application of new drug registration.
Clinical Trial Approval—
All clinical trials conducted in China for new drug development must be approved and conducted at pharmaceutical clinical trial institution which should be under filing administration. For imported drugs, proof of foreign approval is required prior to the trial, unless the drug has never been approved anywhere in the world. In addition to a standalone trial in China, imported drug applicants may establish a site in China as part of an international multi-center trial (the “IMCT”) at the outset of the global trial. Domestically manufactured drugs are not subject to foreign approval requirements, and by contrast to prior practice, the NMPA has recently decided to also permit such drugs to be tested and developed through an IMCT.
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

Drug Clinical Trial Registration
Pursuant to the Administrative Measures for Drug Registration, upon obtaining the clinical trial approval and before commencing a clinical trial, the applicant should file a registration with the NMPA containing various details of the clinical trial, including the clinical study protocol, the name of the principal researcher of the leading institution, names of participating institutions and researchers, an approval letter from the ethics committee, and a sample of the Informed Consent Form, with a copy sent to the competent provincial administration departments where the trial institutions will be located. On September 6, 2013, the NMPA released the Announcement on Drug Clinical Trial Information Platform, providing that for all clinical trials approved by the NMPA and conducted in China, instead of the aforementioned registration filed with the NMPA, clinical trial registration should be completed and trial information should be published through the Drug Clinical Trial Information Platform. The applicant should complete trial pre-registration
within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and should complete registration of certain follow-up
information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration
and registration is not obtained within one year after obtaining the clinical trial approval, the applicant should submit an explanation, and if the procedure is not completed within three years, the clinical trial approval will automatically expire.
Pursuant to the New Measures for Registration, during the period of clinical trial, the applicant must continuously update the registration information and the trial results after completion of each clinical trial on the Drug Clinical Trial Information Platform. Applicants are responsible for the authenticity of the registration information.
Human Genetic Resources Approval—
On June 10, 1998, the Ministry of Science and Technology and the MOH jointly established the rules for protecting and utilizing human genetic resources in China. On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that foreign-invested sponsors that sample and collect human genetic resources in clinical trials are required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC.
On May 28, 2019, the State Council of the PRC issued the PRC Administrational Rules on the Management of Human Genetic Resources (effective from July 1, 2019) (“Genetic Rules”), which formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to this new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.
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
On August 6, 2003, the NMPA promulgated the Administration of Quality of Drug Clinical Practice (the “GCP”) to improve the quality of clinical trials. Pursuant to the newly amended Drug Administrative Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions should be under filing administration. Clinical trial institutions that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed. Pursuant to the Circular on Measures for Certification of Good Laboratory Practice for
Non-clinical
Laboratory, a Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website. Pursuant to the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices and Equipment, the accreditation of the institutions for drug clinical trials should be subject to record-filing administration. The conduct of clinical trials must adhere to the Good Laboratory Practice, and the protocols must be approved by the ethics committees of each study site. On April 23, 2020, the NMPA and NHC jointly issued the amended Administration of Quality of Drug Clinical Practice (the “new GCP”), effective from July 1, 2020. The new GCP was highly consistent with ICH E6 (R2) in its structure and content, and highly emphasized the protection of subjects, in particular, the protection of vulnerable subjects was provided through reinforcing the ethics committee’s responsibilities. Furthermore, the new GCP clarified the investigator’s responsibilities for medical decisions relevant to the clinical trials and overseeing the clinical trials to ensure the accuracy and completeness of the source data, it also included the sponsor’s responsibilities for implementing and maintaining the quality management system, requiring that the electronic data management system used by the sponsor should be verifiable, equipped with grant of modification authority and data security measures, to ensure the data modification process is completely recorded and tracked. The new GCP also prohibited the conduct of biological sample testing irrelevant to the study protocol approved by the ethics committee.
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

On July 7, 2020, the NMPA promulgated the Evaluation and Approval Working Process for Revolutionary Therapeutic Drugs (Trial), the Evaluation and Approval Working Process for the Conditional Approval Application of Drugs (Trial) and the Priority Evaluation and Approval Working Process for Drugs (Trial), which provide for fast track clinical trial approval, drug registration pathway or conditional approval to innovative drugs or drugs with revolutionary therapeutic effects.
The Opinions on the Reform of Evaluation and Approval System for Drugs and Medical Devices and Equipment promulgated on August 9, 2015 provides that the composition of the examiner team of the CDE should be strengthened by, among other actions, (1) recruiting professional evaluation talent from the public, (2) engaging relevant experts to participate in technological examination and evaluation, and (3) establishing a system of chief professional positions. Additionally, the Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovations emphasizes the improvement of the examination and evaluation system, which requires the establishment of a new drug examination and evaluation team comprising professionals specialized in clinical medicine, pharmaceutical sciences, pharmacology, toxicology and statistics. As a result, since 2015, the NMPA and the CDE have started a large-scale expansion of examiners, which could greatly accelerate the new drug approval process in China.
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

New Drug Application
Pursuant to the Administrative Measures for Drug Registration, when Phases 1, 2 and 3 clinical trials have been completed, the applicant may apply to the NMPA for approval of a new drug application. The NMPA will then determine whether to approve the application according to the comprehensive evaluation opinion provided by the CDE of the NMPA.
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
International Multi-center Clinical Trials Regulations
On January 30, 2015, the NMPA promulgated the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), effective as of March 1, 2015, to provide guidance on the regulation of the application, implementation and administration of international multi-center clinical trials in China. Pursuant to the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicant plans to make use of the data derived from the international multi-center clinical trials for its application to the NMPA for approval of a new drug application, such international multi-center clinical trials should satisfy, in addition to the requirements set forth in the Drug Administration Law and its implementation measures, the Administrative Measures for Drug Registration and other relevant laws and regulations, the following requirements:

•
The applicant should first conduct an overall evaluation on the global clinical trial data and further make trend analysis of the Asian and Chinese clinical trial data. In the analysis of Chinese clinical trial data, the applicant should consider the representativeness of the research subjects, i.e., the participating patients;

•
The applicant should analyze whether the amount of Chinese research subjects is sufficient to assess and adjudicate the safety and effectiveness of the drug under clinical trial, and satisfy the statistical and relevant legal requirements; and

•	The onshore and offshore international multi-center clinical trial research centers should be subject to on-site inspections by competent PRC governmental agencies.
International multi-center clinical trials should follow international prevailing GCP principles and ethics requirements. Applications should ensure the truthfulness, reliability and trustworthiness of clinical trials results; the researchers should have the qualification and capability to perform relevant clinical trials; and an ethics committee should continuously review the trials and protect the subjects’ interests, benefits and safety. Before the performance of the international multi-center clinical trial, applicants should obtain clinical trial approvals or complete filings pursuant to requirements under the local regulations where clinical trials are conducted, and register and disclose the information of all major researchers and clinical trial organizations on the NMPA Drug Clinical Trial Information Platform.
Pursuant to the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices and Equipment, clinical trial data obtained from foreign centers may be used to apply for registration in China as long as such data meet the relevant requirements for the registration of drugs and medical devices in China. When using international multi-center clinical trial data to support new drug applications in China, applicants should submit the completed global clinical trial report, statistical analysis report and database, along with relevant supporting data in accordance with
ICH-CTD
(International Conference on Harmonization-Common Technical Document) content and format requirements; subgroup research results summary and comparative analysis should also be conducted concurrently.

Marketing Authorization Holder System
Pursuant to the Opinions on the Reform of Evaluation and Approval System for Drugs and Medical Devices and Equipment promulgated on August 9, 2015, the State Council published the policy for carrying out a pilot plan for the drug marketing authorization holder mechanism.
Pursuant to the newly amended Drug Administrative Law, under the drug marketing authorization holder mechanism, an enterprise or a research and development institution, which has obtained a drug registration certificate is eligible to be a pharmaceutical marketing authorization holder and the drug marketing authorization holder should be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the Drug Administrative Law. The pharmaceutical marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee should have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.
Administrative Observation Periods for New Drugs
According to the Implementing Measures of the Drug Administration Law, the NMPA may, for the purposes of protecting public health, set an administrative observation period of not more than five years for a new drug produced by a drug manufacturer. During the administrative observation period, no approval will be given to any other manufacturer to produce or import the said drug.
Non-Inferiority
Standard
In China, a drug may receive regulatory approval without showing superiority in its primary endpoint. Rather, a drug may be approved for use if it shows non-inferiority
in its primary endpoint and superiority in one of its secondary endpoints.
Packaging of Pharmaceutical Products
Pursuant to the Administration of Quality of Drug Clinical Practice, the applicant should be responsible for proper packaging and labeling of drugs for clinical trials, and in double-blinded clinical trials, the test drug should be consistent with the control drug or placebo in appearance, odor, packaging, labeling, and certain other features. According to the Measures for the Administration of Pharmaceutical Packaging promulgated on February 12, 1988 and effective from September 1, 1988, pharmaceutical packaging must comply with national and professional standards. If there is no national or professional standard available, an applicant may formulate and implement its own standards after obtaining the approval of the provincial administration or bureau of standards. The applicant must reapply if it needs to change its own packaging standards. Drugs that have not been developed and approved for packaging standards must not be sold or marketed in the PRC (except for drugs for the military).
National List of Essential Drugs
On August 18, 2009, the MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National List of Essential Drugs which was revised on February 13, 2015 aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National List of Essential Drugs. The MOH promulgated the National List of Essential Drugs on March 13, 2013 and on September 30, 2018. According to these regulations, basic healthcare institutions funded by the government should store up and use drugs listed in the National List of Essential Drugs. The drugs listed in the National List of Essential Drugs should be purchased by centralized tender process and should be subject to the price control by the National Development and Reform Commission (the “NDRC”). Remedial drugs in the National List of Essential Drugs are all listed in the NRDL and the purchase price of such drugs is entitled to reimbursement.

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

Chronic Diseases Prevention and Treatment
Pursuant to the Guiding Opinion of the General Office of the State Council on Promoting the Construction of the Hierarchical Healthcare System issued by the General Office of the State Council on September 8, 2015 and the Notice on Promoting Pilot Work for Hierarchical Healthcare System jointly promulgated by the NHFPC and the State Administration of Traditional Chinese Medicine on August 19, 2016, the hierarchical healthcare system is expected to be gradually improved, and the framework for division and coordination among medical and health institutions should be substantially established by 2017, and a diagnosis and treatment model featuring objectives, such as initial diagnosis of common diseases and frequent diseases at primary hospitals and separate treatment of acute and chronic diseases, are expected to be gradually established. According to the Guiding Opinion of the General Office of the State Council on Promoting the Construction of the Hierarchical Healthcare System, several chronic diseases, including hypertension, diabetes, cancer and cardiovascular and cerebrovascular diseases, are pilot diseases under the hierarchical healthcare system. Primary healthcare institutions, rehabilitation hospitals and nursing institutions may provide treatment, rehabilitation and nursing services for patients with chronic diseases, patients in stable conditions, elderly patients, and advanced cancer patients who have clear diagnosis and stable disease conditions.
On January 22, 2017, the General Office of the State Council issued the Notice on the Medium and Long-Term Plan for Chronic Disease Prevention and Treatment in China (2017-2025), which sets up the objectives of the management of diabetes patients, targeting the involvement of 35 million diabetic patients by 2020 and 40 million by 2025 in chronic disease management. The Notice on the Medium and Long-Term Plan for Chronic Disease Prevention and Treatment in China (2017-2025) reaffirms that the hierarchical healthcare system of chronic diseases such as diabetes should be promoted and encourages the initial diagnosis of common diseases and frequent diseases at primary hospitals. In addition, social participation in regional medical services, health management and chronic disease prevention services, as well as investments in the field of chronic disease prevention by social capital, are encouraged.
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
On October 17, 2020, the Standing Committee of the NPC promulgated the Amendment to the Patent Law. The Amendment to the Patent Law, which became effective on June 1, 2021, extends the validity period for design and the time limitation of actions for infringement of patent rights, and increases the maximum amount of infringement compensation. Meanwhile, the Amendment to the Patent Law implements a “compensation for patent term” (the “Term Compensation”) measure. In the event that an invention patent is granted after the forth (4th) anniversary of the date of application and the third (3rd) anniversary of the date of the request for substantive examination, the Patent Administration Department of the State Council should, at the request of the patentee, provide the Term Compensation for the unreasonable delay in the process of granting the patent, except for the unreasonable delay caused by the applicant. In particular, in order to compensate the time taken for the review and approval of new drugs, if the new drug-related invention patents are approved for marketing in China, the Patent Administration Department of the State Council should provide the Term Compensation to the patentee, for the duration of patent rights at the request of the patentee. The Term Compensation should not exceed five (5) years, and the total effective patent right period after the new drug is approved for marketing should not exceed fourteen (14) years.
Patent Enforcement
Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offenses such as forgery of patents may be subject to criminal penalties.
When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement should be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods should be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.
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
Trademarks
Pursuant to the Trademark Law of the PRC promulgated by the Standing Committee of the NPC on August 23, 1982 and amended on February 22, 1993, October 27, 2001 and August 30, 2013, respectively, and effective from May 1, 2014, which has been amended on April 23, 2019 and became effective from November 1, 2019, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant should go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark will be cancelled. Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.
Domain Names
Domain names are historically protected under the Measures on Administration of Domain Names for the Chinese Internet promulgated by the Ministry of Industry and Information Technology, on November 5, 2004 and effective from December 20, 2004, which was replaced by the Administrative Measures on the Internet Domain Names issued by the Ministry of Industry and Information Technology on August 24, 2017 and effective from November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. On June 18, 2019, China Internet Network Information Center issued the Implementing Rules of China Country Code
Top-level
Domain Names Registration, repealing the Implementing Rules on Registration of Domain Names. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.
Product Liability
The Product Quality Law of the PRC promulgated by the Standing Committee of the NPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, is the principal governing law relating to the supervision and administration of product quality. According to the Product Quality Law, manufacturers should be liable for the quality of products produced by them, and sellers should take measures to ensure the quality of the products sold by them. A manufacturer should be liable for compensating for any bodily injuries or property damages, other than the defective product itself, resulting from the defects in the product, unless the manufacturer is able to prove that: (1) the product has never been distributed; (2) the defects causing injuries or damages did not exist at the time when the product was distributed; or (3) the science and technology at the time when the product was distributed was at a level incapable of detecting the defects. A seller should be liable for compensating for any bodily injuries or property damages of others caused by the defects in the product if such defects are attributable to the seller. A seller should pay compensation if it fails to indicate either the manufacturer or the supplier of the defective product. A person who is injured or whose property is damaged by the defects in the product may claim for compensation from the manufacturer or the seller.

Pursuant to the General Principles of the Civil Law of the PRC promulgated by the NPC on April 12, 1986 and amended on August 27, 2009, both manufacturers and sellers should be held liable where the defective products result in property damages or bodily injuries to others. Pursuant to the Tort Liability Law of the PRC promulgated by the Standing Committee of the NPC on December 26, 2009 and effective from July 1, 2010, manufacturers should assume tort liabilities where the defects in products cause damages to others. Sellers should assume tort liabilities where the defects in products that have caused damages to others are attributable to the sellers. The aggrieved party may claim for compensation from the manufacturer or the seller of the defected product that has caused damage. On May 28, 2020, the NPC approved the Civil Code of the People’s Republic of China (the “Civil Code”), which took effect on January 1, 2021 and replaced the General Principles of the Civil Law of the PRC and Tort Liability Law of the PRC. According to the Civil Code, patients have the right to claim compensation from the drug marketing authorization holder, medical institution or manufacturer for damage caused by drug defects.
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
On May 10, 2013, the SAFE promulgated the Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which became effective on May 13, 2013, and relevant supporting documents that regulate and clarify the administration over foreign exchange administration in foreign direct investments.
On March 30, 2015, the SAFE released the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which came into effect on June 1, 2015 and superseded the Notice on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises issued by the SAFE on August 29, 2008. The Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions provided in the Notice on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises. On June 9, 2016, the SAFE issued the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects. Under the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects and the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, the settlement of foreign exchange by foreign-invested enterprises should be governed by the policy of foreign exchange settlement on a discretionary basis. However, the aforementioned circulars also reiterate that the settlement of foreign exchange should only be used for its own operation purposes within the business scope of the foreign-invested enterprises and following the principles of authenticity. Considering that these circulars are relatively new, it is unclear how they will be implemented, and there exist great uncertainties with respect to their interpretation and implementation by the authorities.

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
On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use should be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank should perform ex-post
sampling in accordance with the relevant requirements.
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
On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (i) under the principle of genuine transaction, banks should check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities should provide detailed explanations of the sources of capital and the utilization arrangements and board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
Regulations Relating to Labor
Labor Law and Labor Contract Law
Pursuant to the PRC Labor Law promulgated by the Standing Committee of the NPC on July 5, 1994 and effective from January 1, 1995 and amended on August 27, 2009 and December 29, 2018, respectively, the PRC Labor Contract Law promulgated by the Standing Committee of the NPC on June 29, 2007 and effective from January 1, 2008 and amended on December 28, 2012 and effective from July 1, 2013, and the Implementing Regulations of the Employment Contracts Law of the PRC promulgated by the State Council on September 18, 2008, labor contracts in written form should be executed to establish labor relationships between employers and employees. Wages cannot be lower than the local minimum wage. The employer must establish a system for labor safety and sanitation, strictly abide by the state rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitary conditions and necessary protection materials in compliance with the state rules and standards, and carry out regular health examinations for employees engaged in work involving occupational hazards.

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
The Implementation Rules of the Enterprise Income Tax Law provide that since January 1, 2008, an income tax rate of 10% should normally be applicable to dividends declared to non-PRC
resident enterprise investors that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC
shareholders reside.
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
Preclinical and Clinical Development in the United States
Before a BLA applicant can begin testing the potential asset in human subjects, the applicant must first conduct pre-clinical
studies.
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
Manufacturing and Supply
Our manufacturing strategy for our drug candidates consists of two progressive steps, involving (i) using contract development and manufacturing organizations (CDMOs) and (ii) establishing our own capabilities and infrastructure, including a manufacturing facility. We believe that development of our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes and help us achieve better long-term margins.
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

We believe it is strategically important and advantageous to leverage the GMP manufacturing process managed by
I-Mab
Biopharma (Hangzhou) Limited
(“I-Mab
Hangzhou”), in order to ensure quality, secure production slots and maximize cost-effectiveness for clinical trial materials and commercial supplies. We have taken concrete steps to execute our strategic plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The construction of the Hangzhou Facility commenced in April 2021. The Hangzhou Facility targets to have a pilot capacity of two production lines (one line configured with 2 x 2,000L and the other line with 1 x 2,000L) around the middle of 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023 or early 2024. The project will be financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, we, through our wholly-owned subsidiary, and parties acting in concert, remain the majority shareholder of
I-Mab
Hangzhou, the entity holding the Hangzhou Facility.
I-Mab
Hangzhou is an affiliate of our company and is positioned to provide manufacturing capabilities for us, as well as the continued development of selected biologics assets that are unessential to our immuno-oncology focus, i.e., olamkicept, plonmarlimab (excluding cytokine release syndrome indications) and a few preclinical
CMC-stage
programs. We believe that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for us.
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
Science Committee for Early Stage Research of Drug Candidates
Our Science Committee is composed of selected functional heads and members of the leadership, including Dr. Jerry Wang, Dr. Zheru Zhang, Dr. Jane Meng, Isaac Meng, Dr. Weimin Tang, Dr. Lan Shi and Dr. Xi Chen, chaired by Dr. Jerry Wang. The Science Committee will collaborate with the management team to enhance our company’s research practices and assist management in evaluating scientific aspects of potential in-licensing
opportunities, collaborations and new technologies that may bolster our pipeline and research and development capabilities. The Science Committee’s responsibilities include:

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

IND Scientific Advisory Committee for Drug Candidates Entering into Clinical Development Stage
Our IND Scientific Advisory Committee is composed of Dr. Andrew Zhu, Dr. Zheru Zhang, Dr. Jane Meng, Dr. Claire Xu and Mary Sun. The IND Scientific Advisory Committee is accountable for our IND application strategy and the data quality of our IND registration dossier before submission to the FDA, the NMPA and other comparable authorities. Our IND Scientific Advisory Committee advises the project team on policy matters and provides overall direction of new drug studies, and to that extent serves as a standing modality committee.
R&D Project/Program/Portfolio Governance (“IP3 Governance”)
Our IP3 Governance is composed of Dr. Andrew Zhu, Dr. Zheru Zhang, Dr. Weimin Tang, Isaac Meng, Dr. Jane Meng and Dr. Lan Shi, with Dr. Andrew Zhu serving as the chair. Our IP3 Governance is a decision-making body that assesses and approves research and development portfolio strategy and execution proposals from a multi-discipline perspective, with an integrated approach incorporating scientific, clinical and commercial considerations. Our IP3 Governance aims to ensure that the project, program and/or portfolio-related decisions are logical, robust and repeatable and that our investments in research and development activities is aligned with our vision and strategy. The IP3 Governance responsibilities include:

•	reviewing and determining the in-licensing and out-licensing strategic plan;

•
performing reviews on critical research and development stage gates, including clinical asset selection, GLP pharmacology and toxicology studies, FIH studies, clinical development and regulatory submission; and

•	reviewing product development strategy and monitoring project timeline and costs.
Medical Safety Council (“MSC”)
Our MSC is composed of selected research and development functional heads and Subject Matter Experts, including Isaac Meng, Dr. Andrew Zhu, Michelle Yang, Dr. Jerry Wang, Dr. Jane Meng, Dr. Claire Xu and Richard Cheng Li, chaired by Isaac Meng, Head of Medical Office. Our MSC is the highest medical safety governance body engaged in setting standards for protecting the medical safety of patients and users of our products, and providing strategic direction in product vigilance and patient or user safety. The MSC’s responsibilities include:

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
Safety Management Teams (“SMT”) for Product-Related Safety System
Our SMT is composed of representatives from each research and development function, including Isaac Meng, program lead, clinical physician (on program level), representatives of regulatory affairs (on program level), representatives of project management (on project level), external business partner (if applicable) and representatives of medical affairs (if applicable), chaired by Isaac Meng. The SMT is a product-based, cross-functional collaborative team responsible for the review and evaluation of medical safety data arising from any source throughout the product lifecycle. Our SMT performs assessments to identify changes in safety profiles or potential safety signals. Based on these safety evaluations, the SMT will determine the appropriate safety-related actions to be taken with respect to the product based on its benefit-risk profile for subjects in clinical trials and for patients treated with the marketed product.

Our SMT works closely with and escalates safety issues, as appropriate, to the MSC to fulfill our medical safety obligations. Our SMT is responsible for reviewing available safety information from multiple sources on a regular basis and make final decisions on safety in a timely manner with appropriate cross-functional input.
Quality Committees
We have formed two Quality Committees, namely,
I-Mab
Biopharma Quality Management Review and R&D Quality Management Committee.
I-Mab
Biopharma Quality Management Review
(“I-Mab
QMR”) is composed of Dr. Andrew Zhu, Dr. Zheru Zhang, Isaac Meng, Jack Qin and Thomas Song,
co-chaired
by R&D Quality Assurance officer Isaac Meng and CMC Quality Assurance officer Jack Qin.
I-Mab
QMR is responsible for supervising our overall quality management system (“QMS”), including R&D, production and manufacturing, and our other functional departments, to set up a comprehensively risk control system and ensure that our operations are in accordance with the requirements of laws and regulations, industry Good X Practices (GXP) and our internal regulations and systems. The QMS covers all business activities such as the selection of outsourcing service vendors, daily management and audit, research, development, and production, and we also have signed quality agreements with CDMO, CMO, CRO, and other vendors.
Under QMR, we have established an R&D Quality Management Committee composed of representatives of various R&D functional departments, including Dr. Andrew Zhu, Isaac Meng, Michelle Yang, Dr. Claire Xu, Dr. Jane Meng and heads of therapeutic areas (in China and the United States), chaired by Dr. Andrew Zhu. Our R&D Quality Management Committee is responsible for supervising the operation of the R&D QMS and making final decisions on important quality issues such as patient safety, data integrity and regulatory compliance in the R&D process.
An audit team consisting of experts who are responsible for R&D, CMC, and quality assurance within
I-Mab
will conduct an annual audit of all sites of our key vendors. Other vendors will be audited as required at least once every three years.
Code of Conduct
We have formulated a Code of Conduct that covers business ethics, responsible research and development activities, public relations, intellectual property and data protection, workplace, assets, corporate governance, concerns reporting and other behaviors, and serves as a guide for all employees and third parties to take compliance actions in business activities. We have arranged compliance training courses for newly hired employee to help them understand the business code of conduct that falls in line with industry and our standards. In addition, we have adopted an employee handbook which describes the compliance management system implemented at
I-Mab
to ensure compliance with applicable legal and regulatory requirements.
Quality Control and Assurance
In addition to the research and development governance regime described above, we have established an independent quality control and assurance system and devote significant attention to quality control for the designing, manufacturing and testing of our drug candidates. Our Assurance Board is composed of Dr. Andrew Zhu, Dr. Zheru Zhang and Thomas Song. Our senior management is firmly committed to delivering our quality performance, actively involved in allocating sufficient resources to quality management system and setting quality governance mechanism.
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
C.
Organizational Structure
The following chart illustrates our company’s organizational structure, including our principal subsidiaries, as of the date of this annual report:

D.
Property, Plant and Equipment
Our headquarter is located in Shanghai, China, where we lease and occupy approximately 8,883 square meters as office space and 1,270 square meters as laboratories. We currently lease approximately 839 square meters of office space in Beijing, approximately 54 square meters of office space in Tianjin, approximately 187 square meters of office space in Hong Kong, approximately 2,468 square meters of warehouse space and office space in Lishui, approximately 492 square meters of office space in Guangzhou, approximately 441 square meters of office space in Gaithersburg and approximately 1,081 square meters of office space and laboratories in San Diego. The terms of these leases range from one year to five years.

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
Our research and development capabilities encompass discovery, translational medicine, biologics CMC development, pre-clinical
development and clinical development with footprints in Shanghai, Beijing and the United States. We are now at a critical juncture to transition from a clinical stage biotech company into an end-to-end
global specialty biopharmaceutical company in the next few years.
Since the commencement of our operation in 2014, we have devoted most of our efforts and financial resources to organize and staff our operations, business planning, raise capital, establish our intellectual property portfolio and conduct pre-clinical
and clinical trials of our drug candidates.
We have not generated any revenue from the sales of our commercial products, and as a result, we had incurred net losses since the commencement to the end of 2019 of our operations. In 2019, our net losses were RMB1,452.0 million. In 2020, we achieved corporate profitability with net income of RMB470.9 million, which was primarily attributable to the revenues recognized in connection with the strategic collaboration with AbbVie of RMB1,542.7 million.
In 2021, our net losses were RMB2,331.5 million (US$365.9 million). We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, and we cannot assure you that we will ever generate significant revenue or profits.
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
Revenue from
Out-Licensing
Agreements
We continue to seek
out-licensing
opportunities for our drug assets through our strengthened and expanded network of global partnerships and alliances. In 2019, 2020 and 2021, our revenue consisted primarily of payments from granting licenses to use and otherwise exploit certain of our intellectual properties linked to our drug assets.
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
Our Ability to Commercialize Our Drug Candidates
Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the respective health authority. Currently, our pipeline consists of more than fifteen drug candidates ranging in development status from pre-clinical
to late-stage clinical programs. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of drug candidates after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidates. Our late-stage investigational drugs at or potentially near registrational trials are felzartamab, eftansomatropin alfa, and lemzoparlimab. We expect to submit an NDA for felzartamab as a 3L therapy for MM to the NMPA in 2022. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for more information on the development status of our various drug candidates.
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
I-Mab
Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in
I-Mab
Tianjin, we integrated the operations of
I-Mab
Tianjin into our operations.
I-Mab
Tianjin did not generate any external revenue from July 15, 2017 to December 31, 2021. In connection with our acquisition of
I-Mab
Tianjin, we identified RMB148.8 million of intangible assets and RMB162.6 million of goodwill of
I-Mab
Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. No impairment was identified as of December 31, 2019, 2020 and 2021. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Change in business prospects of acquisitions may result in impairment to our goodwill, which could negatively affect our reported results of operations.”
Impact of the
COVID-19
Pandemic
As of the date of this annual report, the impact of the ongoing global coronavirus-19
(COVID-19)
pandemic to our business has been limited. To date, although
COVID-19
has caused some delays in the initiation of the ongoing trials of certain clinical-stage drug candidates in early 2020, the
COVID-19
pandemic has not had a material impact on our ongoing clinical activities, in particular, clinical activities related to our late-stage drug candidates, such as felzartamab, lemzoparlimab and eftansomatropin alfa. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for the clinical development plans of our drug candidates. As of the date of this annual report, the outbreak of
COVID-19
has not caused any early termination of our clinical trials or necessitated removal of any enrolled patients. We have employed various measures to mitigate impacts of the
COVID-19
pandemic on our currently ongoing trials in Greater China and the United States. We worked closely with our CROs to monitor the situation and manage the process of our clinical trials. We maintained contact with our patients to ensure that they remain on the trials and that any information they need will be readily available. In addition, we believe the
COVID-19
pandemic has not significantly impacted our ability to carry out our obligations under existing contracts or disrupted any supply chains that we rely upon.

To prevent any spread of
COVID-19
in our offices and research facilities, we have adopted a thorough disease prevention scheme to protect our employees from contracting
COVID-19.
The measures we have implemented include, among others, regularly sterilizing and ventilating our offices, checking the body temperature of our employees, keeping track of the travel history and health conditions of employees and their immediate family members, providing face masks to employees attending the office, minimizing in-person
meetings to the extent possible and encouraging employees to wear masks when needed. In 2021 and up to the date of this annual report, the
COVID-19
pandemic had not resulted in a major disruption to our operations.
Taking into account our past and prospective cash burn rate, including, but not limited to, future clinical development and administrative expenses, lease payment, capital expenditure and current financial position, our ability to control the speed and breadth of our clinical development and business development activities and our expansion in headcount, as well as our current internal resources, we estimate that our financial resources can support our research and development activities and business operations for at least the next 12 months.
Although we believe we have implemented strategies to potentially minimize the impact of the
COVID-19
pandemic to our business, we expect that we may experience delays with respect to the initiation and patient enrollment of certain additional trials. The extent to which the
COVID-19
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
COVID-19
pandemic to our business.
In addition, there are still uncertainties with regard to the continued development of
COVID-19
and its implications, and we will continue to assess the situation and seek to put in place relevant mitigating measures where necessary. The above analyses are made by our management based on currently available information concerning
COVID-19.
We cannot guarantee that the outbreak of COVID- 19 will not further escalate or have a material adverse effect on our business operations. Please also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Our operating results, our China operations and our worldwide operations could be adversely affected by the outbreak of and response to the coronavirus or other health crises.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations— Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.”
Key Components of Results of Operations
Revenues
For the year ended December 31, 2021, we generated revenue from (i) licensing and collaboration, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug assets, and (ii) supply of investigational products to AbbVie. For the years ended December 31, 2019 and 2020, we generated substantially all of our revenues from granting licenses to use and otherwise exploit certain of our intellectual properties in connection with our drug assets.
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

Our current research and development activities primarily relate to the clinical development of the following investigational drugs:

•	Lemzoparlimab, a novel CD47 antibody for immuno-oncology, if approved;

•	Uliledlimab, a highly differentiated CD73 antibody for solid tumors, if approved;

•	Felzartamab, a differentiated CD38 antibody for multiple myeloma and potentially autoimmune diseases, if approved;

•	Eftansomatropin alfa, a differentiated long-acting growth hormone for pediatric growth hormone deficiency, if approved;

•	Efineptakin alfa, the world’s first and only long-acting recombinant human IL-7 for cancer treatment-related lymphopenia and cancer immunotherapy, if approved;

•	Enoblituzumab, a Fc-optimized B7-H3 antibody for immuno-oncology treatment, if approved;

•	TJ-CD4B, a novel, tumor-dependent T-cell engager for gastric and other cancers, if approved;

•	Plonmarlimab, a GM-CSF antibody for inflammation and CRS-related therapies, if approved;

•	TJ210, a novel C5aR1 antibody for cancers, if approved; and

•	TJ-L14B, a PD-L1-based tumor-dependent T-cell engager for solid tumors, if approved.
We incurred research and development expenses of RMB840.4 million, RMB984.7 million and RMB1,213.0 million (US$190.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively, representing 56.2%, 71.0% and 57.4% of our total research and development and administrative expenses for the corresponding periods. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to expand our operations and to advance our pipeline and our drug candidates toward later stages.
Administrative Expenses
Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses for rental expenses for our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2019, 2020 and 2021, our administrative expenses amounted to RMB654.6 million, RMB402.4 million and RMB899.9 million (US$141.2 million), respectively.
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

Other expenses consist primarily of the net loss resulting from the conversion of a portion of our convertible promissory notes, loss on the termination agreement with Everest Medicines Limited, or Everest, and net foreign exchange losses.
Fair Value Change of Warrants
Fair value change of warrants consists primarily of the
non-cash
items incurred in connection with changes in the fair value of our warrant liabilities that we issued to certain investors.
Taxation
Cayman Islands
I-Mab,
our holding entity, is incorporated in the Cayman Islands. According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
I-Mab,
our holding entity, did its business registration in Hong Kong and had a Hong Kong tax file number.
I-Mab
Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, companies registered in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2019, 2020 and 2021,
I-Mab
and
I-Mab
Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law,
I-Mab
and
I-Mab
Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
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
I-Mab
Shanghai has been qualified as a “High and New Technology Enterprise” and enjoys a preferential income tax rate of 15% from 2021 to 2023. Our company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%. No provision for income taxes has been accrued because all of our PRC subsidiaries are in cumulative loss positions for all the periods presented.
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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the future based on the assessment as of December 31, 2021. Therefore, we have provided full valuation allowances for the deferred tax assets as of December 31, 2019, 2020 and 2021.
We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.
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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue	30,000	1,542,668	40,115	6,295
Supply of investigational products	—	—	47,911	7,518
Total revenues	30,000	1,542,668	88,026	13,813
Cost of revenues	—	—	(46,432)	(7,286)
Expenses
Research and development expenses (1)	(840,415)	(984,689)	(1,212,958)	(190,340)
Administrative expenses (1)	(654,553)	(402,409)	(899,943)	(141,221)

Income (loss) from operations	(1,464,968)	155,570	(2,071,307)	(325,034)
Interest income	30,570	24,228	21,333	3,348
Interest expense	(2,991)	(957)	—	—
Other income (expenses), net	(20,205)	412,892	83,162	13,050
Equity in loss of affiliates (1)	—	(108,587)	(367,883)	(57,729)
Fair value change of warrants	5,644	—	—	—

Income (loss) before income tax expense	(1,451,950)	483,146	(2,334,695)	(366,365)
Income tax benefit (expense)	—	(12,231)	3,154	495

Net income (loss) attributable to I-Mab	(1,451,950)	470,915	(2,331,541)	(365,870)

Deemed dividend to Series C-1 preferred shareholders extinguishment of Series C-1 Preferred Shares	(5,283)	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	(27,768)	—	—	—

Net income (loss) attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(365,870)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	10,747	(120,920)	(135,717)	(21,297)

Total comprehensive income (loss) attributable to I-Mab	(1,441,203)	349,995	(2,467,258)	(387,167)

Net income (loss) attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(365,870)
Weighted-average number of ordinary shares used in calculating net income (loss) per share
Basic	7,381,230	134,158,824	174,707,055	174,707,055
Diluted	7,381,230	157,231,652	174,707,055	174,707,055
Net loss per share attributable to ordinary shareholders
Basic	(201.19)	3.51	(13.35)	(2.09)
Diluted	(201.19)	3.00	(13.35)	(2.09)
Net income (loss) per ADS attributable to ordinary shareholders
—Basic	(462.74)	8.07	(30.71)	(4.82)
—Diluted	(462.74)	6.90	(30.71)	(4.82)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Research and development expenses	470	284,431	201,926	31,687
Administrative expenses	514,733	209,033	406,683	63,817
Equity in loss of affiliates	—	32,707	13,267	2,082

Total	515,203	526,171	621,876	97,586

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues generated for the year ended December 31, 2021 consisted of (i) revenue generated from licensing and collaboration, which primarily includes revenue recognized in connection with the strategic collaboration with AbbVie, and milestone payments from CSPC Pharmaceutical Group Limited pursuant to our licensing agreement, and (ii) revenue generated from supply of investigational products to AbbVie under the strategic collaboration agreement. In comparison, the revenues generated for the year ended December 31, 2020 solely consisted of the revenues recognized in connection with the strategic collaboration with AbbVie.
Our revenues decreased from RMB1,542.7 million for the year ended December 31, 2020 to RMB88.0 million (US$13.8 million) for the year ended December 31, 2021, primarily attributable to the decrease in our revenue generated from licensing and collaboration from RMB1,542.7 million for the year ended December 31, 2020 to RMB40.1 million (US$6.3 million) for the year ended December 31, 2021, offset by the revenue we generated from supply of investigational products of RMB47.9 million (US$7.5 million) for the year ended December 31, 2021.
Research and Development Expenses
The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
CRO service fees	439,537	44.6	727,573	114,172	60.0
In-licensed patent right fees	28,266	2.9	66,344	10,411	5.5
Employee benefit expenses	460,149	46.7	347,571	54,541	28.7
Material costs for drug candidates	15,610	1.6	23,141	3,631	1.9
Other expenses	41,127	4.2	48,329	7,585	3.9

Total	984,689	100.0	1,212,958	190,340	100.0

Our research and development expenses increased by 23.2% from RMB984.7 million for the year ended December 31, 2020 to RMB1,213.0 million (US$190.3 million) for the year ended December 31, 2021, primarily attributable to (i) an increase in CRO service fees from RMB439.5 million for the year ended December 31, 2020 to RMB727.6 million (US$114.2 million) for the year ended December 31, 2021, to advance our clinical and preclinical pipelines, especially for lemzoparlimab (TJC4), uliledlimab (TJD5), and eftansomatropin alfa (TJ101); (ii) an increase in in-licensed
patent right fees from RMB28.3 million for the year ended December 31, 2020 to RMB66.3 million (US$10.4 million) for the year ended December 31, 2021, (iii) partially offset by a decrease in employee benefit expenses of employees involved in research and development from RMB460.1 million for the year ended December 31, 2020 to RMB347.6 million (US$54.5 million) for the year ended December 31, 2021, mainly due to the decrease of share-based compensation expense by RMB82.5 million (US$12.9 million).
In 2021, 94.3% and 5.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2020, 77.6% and 22.4% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2021, felzartamab and lemzoparlimab accounted for approximately 26.4% and 34.8% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. In 2020, felzartamab and lemzoparlimab accounted for approximately 36.9% and 13.4% of our external research and development expenses, which primarily included payments to CROs and CMOs. No other programs accounted for a significant portion of our research and development expenses in 2021 and 2020. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.
Administrative Expenses
Our administrative expenses increased from RMB402.4 million for the year ended December 31, 2020 to RMB899.9 million (US$141.2 million), primarily attributable to (i) an increase in employee benefit expenses by RMB291.7 million (US$45.8 million) due to an increase of share-based compensation expenses by RMB197.7 million (US$31.0 million); (ii) an increase in accrued termination fee to Tracon of US$9.0 million; (iii) an increase in professional service expenses by RMB145.2 million (US$22.8 million) due to the increase in attorneys’ fees occurred during our arbitration with Tracon.
Interest Income
We recorded interest income of RMB24.2 million and RMB21.3 million (US$3.3 million) for the years ended December 31, 2020 and 2021, respectively. The change was primarily attributable to interest income derived from bank deposits and the fluctuation of bank balance.
Interest Expense
We recorded interest expenses of nil for the year ended December 31, 2021, as compared to an interest expense of RMB1.0 million for the year ended December 31, 2020. The change was primarily attributable to the interest expense related to our short-term borrowings, which were repaid in June 2020.
Other Income (Expenses), Net
We recorded other income of RMB412.9 million and RMB83.2 million (US$13.1 million) for the years ended December 31, 2020 and 2021, respectively. The change was primarily attributable to the decrease in gains on deconsolidation of a subsidiary from RMB407.6 million in 2020 to nil in 2021, as the equity transfer of
I-Mab
Hangzhou to a group of domestic investors was completed on September 15, 2020.
Equity in Loss of Affiliates
We recorded equity in loss of affiliates of RMB108.6 million and RMB367.9 million (US$57.7 million) for the years ended December 31, 2020 and 2021, respectively. The change was primarily due to that
I-Mab
Hangzhou became an unconsolidated affiliate of our company since September 15, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues generated from licensing and collaboration increased from RMB30.0 million for the year ended December 31, 2019 to RMB1,542.7 million for the year ended December 31, 2020. Our revenues generated for the year ended December 31, 2020 solely consisted of the revenue recognized in connection with the strategic collaboration with AbbVie.
Research and Development Expenses
The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	%

	(in thousands, except percentages)
CRO service fees	521,920	62.1	439,537	44.6
In-licensed patent right fees	166,844	19.9	28,266	2.9
Employee benefit expenses	106,313	12.7	460,149	46.7
Material costs for drug candidates	6,117	0.7	15,610	1.6
Other expenses	39,221	4.6	41,127	4.2

Total	840,415	100.0	984,689	100.0

Our research and development expenses increased by 17.2% from RMB840.4 million for the year ended December 31, 2019 to RMB984.7 million for the year ended December 31, 2020, primarily attributable to (i) an increase in employee benefit expenses of employees involved in research and development from RMB106.3 million for the year ended December 31, 2019 to RMB460.1 million for the year ended December 31, 2020, mainly due to an increase in share-based compensation by RMB284.0 million; (ii) partially offset by the decreases in CRO service fees and in-licensed
patent right fees from RMB521.9 million and RMB166.8 million for the year ended December 31, 2019 to RMB439.5 million and RMB28.3 million for the year ended December 31, 2020, respectively. The decrease of CRO service fees was mainly due to the evolution of our outsourcing model in 2020 through hiring more dedicated headcounts on our clinical programs to replace CRO services. The decrease of in-licensed
patent right fees was mainly due to that we paid the upfront fee of US$15.0 million to MacroGenics in 2019.
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
Administrative Expenses
Our administrative expenses decreased from RMB654.6 million for the year ended December 31, 2019 to RMB402.4 million for the year ended December 31, 2020, primarily attributable to the decrease in employee benefit expenses by RMB305.7 million due to decrease of share-based compensation expenses.

Interest Income
We recorded RMB30.6 million of interest income for the year ended December 31, 2019 and RMB24.2 million of interest income for the year ended December 31, 2020. The change was primarily attributable to the interest income derived from bank deposits and an increase in bank balance.
Interest Expense
We recorded RMB3.0 million of interest expense for the year ended December 31, 2019 and RMB1.0 million of interest expense for the year ended December 31, 2020. The change was primarily attributable to the interest expense related to our short-term borrowings, of which RMB80.0 million was borrowed in July 2018 and repaid in June 2019, RMB50.0 million was borrowed in June 2019 and repaid in June 2020, respectively.
Other Income (Expenses), Net
We recorded RMB20.2 million of other income for the year ended December 31, 2019 and RMB412.9 million of other income for the year ended December 31, 2020. The change was primarily attributable to RMB407.6 million gain recognized as a result of transfer of equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong to a group of domestic investors. The equity transfer realized the fair value appreciation in the pipeline assets as well as the employment of a team of designated management and workforce.
Equity in Loss of Affiliates
We recorded equity in loss of an affiliate of nil for the year ended December 31, 2019 and RMB108.6 million for the year ended December 31, 2020. The change was primarily due to that
I-Mab
Hangzhou became an unconsolidated affiliate of our company since September 15, 2020.
Fair Value Change of Warrants
We recorded a gain from change in the fair value of warrant liability of RMB5.6 million for the year ended December 31, 2019 and nil for the year ended December 31, 2020. The change was primarily attributable to the fact that the holders of Series B Warrants have unconditionally and irrevocably waived and cancelled the Tranche II of Series B Warrants in July 2019.
Critical Accounting Policies and Significant Judgments and Estimates
Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies and estimates follows.
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

Currently, the majority of our revenues come from the collaboration revenue arrangements. Once a contract is determined to be within the scope of ASC 606 at contract inception, we evaluate the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. We recognize as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.
Variable consideration in collaboration revenue arrangements
If the consideration promised in a contract includes a variable amount, we will estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event. We estimate an amount of variable consideration by using either of the following methods, depending on which method we expect to better predict the amount of consideration to which it will be entitled:
a. The expected value—The expected value is the sum of probability-weighted amounts in a range of possible consideration amounts. An expected value may be an appropriate estimate of the amount of variable consideration if an entity has a large number of contracts with similar characteristics.
b. The most likely amount—The most likely amount is the single most likely amount in a range of possible consideration amounts (that is, the single most likely outcome of the contract). The most likely amount may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes (for example, an entity either achieves a performance bonus or does not).
We include in the transaction price some or all of an amount of variable consideration estimated in accordance with above only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Determination of the standalone selling price of each performance obligation
Our collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, we consider competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.
Cost-to-cost
measure of progress for over time performance obligations
Under our certain licensing and collaboration arrangement entered into with a business partner, we recognized revenue using the cost-to-cost
measure of progress for its over time performance obligations as we believe this recognition best depicts the transfer of benefits to its business partner as costs are incurred under the licensing and collaboration arrangement. Under the cost-to-cost
measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date
to the total estimated costs for completion of the performance obligations. We applied significant judgment in estimating the total estimated costs for completion of performance obligations under such licensing and collaboration arrangement.

See Note 18 of the Consolidated Financial Statements for a further discussion of our licensing and collaboration revenues.
Fair value measurement of put right liabilities
Put right written by us to third party investors in our affiliate was recorded as a freestanding equity-linked instrument and classified as a put right liability. We determined the fair value of the put right with the assistance of an independent third-party valuation firm. We used the option pricing model (finnerty model) to estimate the fair value of the put right. The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable company for a period with length commensurate to the expected terms of redemption event. The spot price was determined using the income approach with assistance from an independent third-party valuation firm. The significant unobservable inputs used in the income approach include revenue growth rates and discount rates.
Research and Development Expenses
Elements of research and development expenses primarily include (1) payroll and other related expenses of personnel engaged in research and development activities,
(2) in-licensed
patent rights fee of exclusive development rights of drugs granted to us, (3) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to CRO, investigators and clinical trial sites that conduct the clinical studies, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses. Research and development expenses are charged to expenses as incurred when these expenditures are used for our research and development activities and have no alternative future uses.
We applied significant judgment in estimating the progress of our research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end. The process of estimating our research and development expenses involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Principal Accounting Policies—2.27 Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this annual report.
B.
Liquidity and Capital Resources
Cash Flows and Working Capital
We have incurred net losses and negative cash flows from our operations for the years ended December 31, 2019 and 2021. We generated net income and positive cash flow from our operations for the year ended December 31, 2020, which was primarily attributable to the collection of the upfront payment from AbbVie. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB1,452.0 million for the year ended December 31, 2019, net income of RMB470.9 million for the year ended December 31, 2020, and net losses of RMB2,331.5 million (US$365.9 million) for the year ended December 31, 2021. Our primary use of cash is to fund our research and development activities. We used RMB868.0 million in cash for our operating activities for the year ended December 31, 2019, generated RMB433.6 million in cash from our operating activities for the year ended December 31, 2020, and used RMB973.1 million (US$152.7 million) in cash for our operating activities for the year ended December 31, 2021. As of December 31, 2021, we had cash and cash equivalents of RMB3,523.6 million (US$552.9 million). Our cash, cash equivalents and restricted cash consist primarily of cash in bank and on hand. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the institutional investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS, representing a 2.9% premium to the
30-day
volume weighted average price; and (ii) warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, representing a 40.3% premium to the
30-day
volume weighted average price, which may further increase the proceeds of approximately US$104.5 million if the warrants are fully exercised. The warrants were fully exercised in the year ended December 31, 2021.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/generated from operating activities	(867,982)	433,558	(973,093)	(152,700)
Net cash (used in)/generated from investing activities	212,462	(201,901)	(727,206)	(114,114)
Net cash generated from financing activities	152,709	3,440,481	593,924	93,200
Effect of exchange rate changes on cash and cash equivalents and restricted cash	15,163	(106,643)	(128,771)	(20,207)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(487,648)	3,565,495	(1,235,146)	(193,821)
Cash, cash equivalents and restricted cash, beginning of the year	1,680,931	1,193,283	4,758,778	746,756
Cash, cash equivalents and restricted cash, end of the year	1,193,283	4,758,778	3,523,632	552,935
We do not expect to generate any revenue from the sales of our commercial products unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. We also expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.
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

As of December 31, 2021, 12.0% of our cash and cash equivalents were denominated in RMB and held in China. We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, the
COVID-19
pandemic may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business and results of operations could be adversely affected by public health crisis (including the
COVID-19
global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”
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
Operating Activities
Net cash used in operating activities for the year ended December 31, 2021 was RMB973.1 million (US$152.7 million). Our net loss was RMB2,331.5 million (US$365.9 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash
expenses, including share-based compensation of RMB608.6 million (US$95.5 million) and equity in loss of affiliates of RMB367.9 million (US$57.7 million), and changes in certain working capital items, including an increase in the contract liabilities of RMB224.0 million (US$35.2 million) and an increase in accruals and other payables of RMB152.1 million (US$23.9 million), partially offset by an increase of inventories of RMB27.2 million (US$4.3 million) and an increase of contract assets of RMB26.4 million (US$4.1 million). The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan, 2019 Plan, 2020 Plan and 2021 Plan.
Net cash generated from operating activities for the year ended December 31, 2020 was RMB433.6 million. Our net income was RMB470.9 million for the same period. The difference between our net income and our net cash generated from operating activities was primarily attributable to certain non-cash
expenses, including share-based compensation of RMB493.5 million, equity in loss of an affiliate of RMB108.6 million, non-cash
gains on deconsolidation of a subsidiary of RMB407.6 million and changes in certain working capital items, including an increase in the accounts receivable of RMB130.5 million, an increase in the contract assets of RMB227.4 million, an increase in the prepayments and other receivables of RMB58.7 million, partially offset by an increase in the accruals and other payables of RMB173.7 million. The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan, 2019 Plan and 2020 Plan.
Net cash used in operating activities for the year ended December 31, 2019 was RMB868.0 million. Our net loss was RMB1,452.0 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash
expenses, including share-based compensation of RMB366.9 million and loss on the termination agreement with Everest of RMB23.0 million, and changes in certain working capital items, including an increase in the research and development funding of RMB53.1 million, an increase in the accruals and other payables of RMB188.4 million, partially offset by a decrease in advance from customers of RMB14.2 million and an increase in prepayments and other receivables of RMB48.8 million. The change in share-based compensation was attributable to the grant of stock options to a director of our company under the 2018 Plan.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2021 was RMB727.2 million (US$114.1 million). The net cash decrease was primarily attributable to RMB10,173.3 million (US$1,596.4 million) of purchase of short-term investments, partially offset by RMB9,482.0 million (US$1,487.9 million) of proceeds from disposal of short-term investments.

Net cash used in investing activities for the year ended December 31, 2020 was RMB201.9 million. The net cash decrease was primarily attributable to RMB2,503.7 million of the cash received from proceeds from disposal of short-term investments, partially offset by RMB2,492.0 million of purchase of short-term investments, and cash disposed of resulting from deconsolidation of a subsidiary,
I-Mab
Hangzhou of RMB257.7 million.
Net cash generated from investing activities for the year ended December 31, 2019 was RMB212.5 million. The net cash increase was primarily attributable to RMB256.0 million of the cash received from disposal of other financial assets and RMB102.7 million of proceeds from disposal of short-term investments, partially offset by RMB134.0 million of purchase of short-term investments.
Financing Activities
Net cash generated from financing activities for the year ended December 31, 2021 was RMB593.9 million (US$93.2 million), primarily attributable to the proceeds from exercise of warrants of RMB672.7 million (US$105.6 million), partially offset by payments of the issuance cost in relation to private placement of RMB128.8 million (US$20.2 million).
Net cash generated from financing activities for the year ended December 31, 2020 was RMB3,440.5 million, primarily attributable to the proceeds from the initial public offering of our company, net of payment of offering issuance cost of RMB698.7 million, the proceeds from private placement, net of payment of issuance cost of RMB2,782.5 million, partially offset by the repayment of bank borrowings of RMB50.0 million.
Net cash generated from financing activities for the year ended December 31, 2019 was RMB152.7 million, primarily attributable to the proceeds from issuance of convertible preferred shares, net of issuance cost of RMB183.5 million and the proceeds of bank borrowings of RMB50.0 million, partially offset by the repayment of bank borrowings of RMB80.0 million.
Material Cash Requirements
Contractual Obligation
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.
Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB12.2 million, RMB8.0 million and RMB29.9 million (US$4.7 million) in the years ended December 31, 2019, 2020 and 2021, respectively.
Our operating lease commitments relate to leases for our office premises pursuant to non-cancellable
operating lease agreements. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
The following table sets forth our contractual obligations as of December 31, 2021:

	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	122,633	19,243	35,359	5,549	71,425	11,208	10,900	1,710	4,949	776
Capital commitments	24,426	3,833	23,899	3,750	527	83	—	—	—	—
We entered into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on our ability to meet either short-term or long-term future cash requirements.

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
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Collaborations, Licensing and Other Arrangements
We entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 18 to the Consolidated Financial Statements for additional information on these collaboration arrangements.
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
C.
Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “—R&D Governance.”
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management.
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

DIRECTORS AND EXECUTIVE OFFICERS	AGE	POSITION/TITLE

Jingwu Zhang Zang, M.D., Ph.D.	66	Founder, Chairman of the Board of Directors, and Acting Chief Executive Officer

Zheru Zhang, Ph.D.	59	Director and President

Andrew Zhu, M.D., Ph.D.	62	Director and President

John Long	50	Director and Chief Financial Officer

Richard Yeh	54	Director and Chief Operating Officer

Wei Fu	40	Director

Lan Kang	53	Director

Xi (Lindsay) Liu, Ph.D.	38	Independent Director

Ruyi He, M.D.	61	Independent Director

Rong Shao, Ph.D.	60	Independent Director

Chun Kwok Alan Au	49	Independent Director

Conor Chia-hung Yang	59	Independent Director

Pamela M. Klein, M.D.	60	Independent Director

Weimin Tang, Ph.D.	56	Chief Business Officer

Ivan Yifei Zhu	53	Chief Commercial Officer

Gigi Qi Feng	40	Chief Communications Officer

Richard Cheng Li	38	Chief Legal Officer

Yunhan Lin, Ph.D.	44	Vice President of Corporate Development
Jingwu Zhang Zang
, M.D., Ph.D., is our founder and chairman of the board of directors and as our acting chief executive officer since December 2021. Our board of directors appointed Dr. Zang as the chairman of the board in March 2021. Prior to this appointment, Dr. Zang served as our director and honorary chairman from October 2019 to March 2021, and chief executive officer from our inception to October 2019. Prior to founding our company, Dr. Zang served as the chief scientific officer and president of Simcere Pharmaceutical Group and Bioscikin Co., Ltd. from September 2013 to April 2016. Dr. Zang held senior management positions at GlaxoSmithKline (GSK), as the global senior vice president and head of GSK’s Research and Development in China from April 2007 to June 2013. The academic career of Dr. Zang started in Dr. Willems Institute and University of Limburg in Belgium. Dr. Zang became a professor at Baylor College of Medicine in Houston and later joined the Chinese Academy of Sciences as the founding director of the Institute of Health Sciences and as a co-director
of Institute Pasteur Shanghai, an independent
non-profit
life science institute to address public health problems in China, where he served as its director from October 2004 to September 2006. Dr. Zang also served as a director of Shanghai Institute of Immunology from June 2002 to April 2007. Dr. Zang received his M.D. from Shanghai Second Medical University (now part of Shanghai Jiaotong University) in 1984, and his Ph.D. in neuroimmunology from the University of Brussels in 1990. Dr. Zang conducted his post-doctoral work at Harvard Medical School in 1992, and obtained his U.S. medical license from the Texas Medical Board through a clinical residency at Baylor College of Medicine in Houston.
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

Andrew Zhu
, M.D., Ph.D., has served on our scientific advisory board since August 2021 and as our director and president since December 2021. Dr. Zhu is an internationally renowned oncologist. He was Professor of Medicine at Harvard Medical School and served as Director of Liver Cancer Research at Massachusetts General Hospital (MGH) Cancer Center. In collaboration with his colleagues, Dr. Zhu established and led the multidisciplinary liver cancer clinic at the MGH and created one of the most productive clinical and translational research programs in hepatobiliary cancers in the U.S. Prior to joining us, Dr. Zhu was Director of Jiahui International Cancer Center of the Jiahui International Hospital in Shanghai, China and subsequently served as Chief Scientific Officer of Jiahui Health. Dr. Zhu has an excellent track record in clinical development of innovative oncology drugs. He has led early-stage development of numerous targeted therapy and immuno-oncology drugs for liver cancer and several pivotal studies that led to regulatory approval by the FDA, including the development of pembrolizumab
(KEYNOTE-224)
and ramucirumab
(REACH-2)
for advanced liver cancer, and the successful development of the first
IDH-1
inhibitor (Ivosidenib) for cholangiocarcinoma. Dr. Zhu also served on the Steering Committee of several phase III trials in the development of combination immunotherapies for liver cancer, including atezolizumab combined with bevacizumab. He has also served on the committee for the establishment of many global HCC Clinical Trial Design and Practice Guidelines, including the NCCN Guidelines for Hepatobiliary Cancers, AASLD Guidelines for the Treatment of Hepatocellular Carcinoma, and ASCO Guidelines on Systemic Therapy for Advanced Hepatocellular Carcinoma. Dr. Zhu received his M.D. degree from Peking University Health Science Center in 1982, and Ph.D. in Microbiology from Columbia University in 1990. Following his postdoctoral research training at Harvard Medical School, Dr. Zhu completed his clinical training in internal medicine at Yale New Heaven Hospital, Yale School of Medicine, and a fellowship in Hematology-Oncology at Memorial Sloan-Kettering Cancer Center. Dr. Zhu has published more than 300 scientific papers and reviews in top international journals such as New England Journal of Medicine, Lancet, JAMA, Nature Medicine, Lancet Oncology, Journal of Clinical Oncology and Cancer Discovery.
John Long
has served as our chief financial officer since November 2021 and as our director since December 2021. Mr. Long has more than 20 years of leadership experiences and strong track record in financial management, strategic planning, fundraising and capital market transactions. Prior to joining us, Mr. Long served as chief financial officer or senior vice president of finance for a wide range of healthcare companies, including the WuXi AppTec Group, WuXi NextCODE Genomics Inc., Genecast Biotechnology Co., Inc., and StemiRNA Therapeutics Co., Ltd. In addition, Mr. Long also took on senior financial management positions at large multi-national corporations, including Willis International, Tyco (Asia and China), as well as Lucent Technologies. In his previous roles, Mr. Long had gained deep experience in leading go-private
transaction, the global restructuring and
pre-IPO
private placement process as well as preparations for
A-share
IPO. Mr. Long received his bachelor’s degree from the University of International Business and Economics in 1994 and a master’s degree in business administration from the Wharton School of the University of Pennsylvania in 2001.
Richard Yeh
has served as our director and chief operating officer since April 2022. Mr. Yeh has over 20 years of experience working for investment banks and multinational biopharmaceutical companies. Prior to joining us, Mr. Yeh served as director, chief financial officer and head of strategic of operations in Abbisko Cayman Limited, a company listed on the Hong Kong Stock Exchange from November, 2020 to April 2022. From July 2018 to April 2020, Mr. Yeh served as the chief financial officer of CStone Pharmaceuticals, a Hong Kong Stock Exchange listed company. Prior to joining CStone Pharmaceuticals, Mr. Yeh was a managing director and the business unit leader of Asia Pacific healthcare equity research at Goldman Sachs (Asia) L.L.C. in Hong Kong. Before that, Mr. Yeh served as the head of China healthcare research team at Citigroup Capital Markets Asia Limited. In October 1995, Mr. Yeh joined Amgen Inc., a leading global biotechnology company traded on the Nasdaq, as a research associate conducting drug research. Mr. Yeh obtained an MBA from Cornell University in the United States in May 2002 and a Master of Science from the University of Toronto in Canada in November 1995. He graduated from the University of Manitoba in Canada with a bachelor of science in May 1993.
Wei Fu
has served as our director since June 2018. Mr. Fu was appointed by the
C-Bridge
entities pursuant to our shareholders agreement dated July 6, 2018. Mr. Fu has served as the chief executive officer and a managing partner of
C-Bridge
Capital Investment Management, Ltd. since April 2014. Mr. Fu currently also serves on the board of Everest Medicines Limited (HKEX: 1952) and several private companies. From August 2011 to December 2013, Mr. Fu served as the general manager of the investment department at Far East Horizon International, a financial services organization. Mr. Fu served as a partner and the head of the Beijing office of Themes Investment Management Ltd, a private equity firm specializing in healthcare and environmental businesses, from July 2010 to July 2011. From March 2008 to April 2010, Mr. Fu worked as an associate director of the private equity department at Standard Chartered Business Consulting (Beijing) Co., Ltd, where he was mainly responsible for private equity investment in relation to infrastructure projects. Mr. Fu received his bachelor’s degree in electrical engineering and business administration from Nanyang Technological University in Singapore in February 2005.

Lan Kang
has served as our director since August 2021. Ms. Kang is currently a managing director at CBC Group, where she is responsible for managing all the portfolio companies of the Group. Prior to CBC Group, she was an Executive Board Director and SVP of Fosun International and led Fosun’s insurance business globally. She was also on the board of Fosun Pharma and Fosun United Health Insurance. Prior to joining Fosun, Ms. Kang was a Senior Client Partner at Korn/Ferry (KF) International. She successfully developed the Life Sciences practice for KF in mainland China, providing executive search and leadership assessment and human resources consulting to both multinational and local Chinese clients. Prior to that, Ms. Kang was a management consultant at McKinsey & Company, also focusing on the healthcare practice in China. Ms. Kang also serves as a director of Everest Medicines Limited (HKEX: 1952), Avantor, Inc. (NYSE: AVTR) and several private companies.
Xi (Lindsay) Liu
, Ph.D., has served as our director since December 2021. Dr, Liu joined Hony Capital in August 2011, with current position as the Partner of Hony Life Sciences Ventures. Dr, Liu has over 10 years of experiences in the private market, with a focus on biopharma, biotech and diagnostics. Dr. Liu received her bachelor’s degree in biological sciences from China Agricultural University in 2006, and her Ph.D. in biomedicine from University of Pittsburgh School of Medicine in 2011.
Ruyi He
, M.D., has served as our director since June 2021. Dr. He is the Chief Medical Officer (CMO) of RemeGen Inc and Venture Partner of SDIC Fund Management Co., the former Chief Scientist at the Center for Drug Evaluation at the National Medical Products Administration (NMPA). He joined the NMPA in 2016, after having worked at the U.S. Food and Drug Administration (FDA) for almost two decades. As the first overseas expert hired by NMPA as the Chief Scientist, Dr. He organized and led many NMPA reforms on the drug evaluation system. In addition to establishing guidance for drug evaluation and approvals in China, Dr. He has also introduced multiple international policies into the NMPA, including conditional approval and acceptance of clinical data from abroad. Dr. He received his medical degree from China Medical University. Dr. He received his bachelor’s degree and master’s degree in medical from China Medical University in 1983 and 1986, respectively, and his M.D. in Internal Medicine from Howard University in 1999. He completed his residency training in Internal Medicine at Howard University Hospital in Washington DC and received his clinical and research training at the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) at the National Institutes of Health (NIH) in Bethesda, Maryland. Dr. He is a licensed, board-certified physician in Internal Medicine in the United States.
Rong Shao,
Ph.D., has served as our director since June 2021. Dr. Shao is a professor of drug administration policies and regulations, the Executive Deputy Director of the Research Center of National Drug Policy & Ecosystem (NDPE) and the Director of the NMPA Key Laboratory of Drug Regulatory Innovation and Evaluation, at China Pharmaceutical University. Dr. Shao has been engaged in the research and education of drug policies and regulations for more than three decades and has contributed to the development of China’s drug regulatory innovation and reform, including serving as an expert committee member for NMPA in the revision of Drug Administration Law (2019). Dr. Shao is currently a board member and the committee chair in academic associations, such as the China Pharmaceutical Association and the China Society for Drug Regulation. She is also an editorial board member of China Pharmacy, Chinese Journal of New Drugs, and Chinese Journal of Health Policy. Dr. Shao holds a Ph.D. in Pharmacy Administration from Shenyang Pharmaceutical University, bachelor’s degree in Medicinal Chemistry from China Pharmaceutical University, and bachelor’s degree in Law from Nanjing University. Dr. Shao is also a Chinese practicing lawyer.
Chun Kwok Alan Au
has served as our director since January 2020. Mr. Au is the founder of GT Healthcare, a private equity fund focusing on cross border healthcare investments, and has served as the managing partner of GT Healthcare since September 2015. Mr. Au has served as a member of the board, and the chairman of the audit committee of CSPC Pharmaceutical Group (HKEX: 1093), a leading pharmaceutical group in China, since January 2021. Mr. Au also has served as a panel member for the Entrepreneur Support Scheme (ESS Program) of the Innovation and Technology Fund of the Hong Kong SAR Government since 2014. Mr. Au was an advisor to Simcere Pharmaceutical Group, a leading pharmaceutical company in China (previously listed on NYSE: SCR, privatized in December 2013, when Mr. Au served as chairman of the special committee on the board of directors). Mr. Au was also a member of the board of China Nepstar Chain Drugstore Ltd. (NYSE: NPD, privatized in September 2016) from March 2013 to August 2016. He was also a member of the board of Cellular BioMedicine Group (Nasdaq: CBMG, privatized in February 2021), a clinical-stage biopharmaceutical firm engaged in the development of immunotherapies for cancer and stem cell therapies from November 2014 to February 2021. Prior to these, Mr. Au served as the head of the Asia Healthcare Investment Banking of Deutsche Bank Group, advising healthcare IPOs and M&A in the region from April 2011 to December 2012. Prior to that, Mr. Au served as the executive director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2010. Mr. Au worked at Morningside Group as a director in charge of healthcare investments in Asia from 2000 to 2005. Mr. Au also worked at KPMG and KPMG Corporate Finance from 1995 to 1999. Mr. Au received his bachelor’s degree in psychology from Chinese University of Hong Kong in 1995 and his master’s degree in management from Columbia Business School in New York in 2007. Mr. Au is a certified public accountant (CPA) in the U.S. and a chartered financial analyst (CFA). He is a member of the Hong Kong Institute of Financial Analysts and member of the American Institute of Certified Public Accountants.

Conor Chia-hung Yang
has served as our director since January 2020. Mr. Yang has also served as the chief financial officer of TalkingData, a third-party data intelligence provider in China since December 2021. Prior to joining TalkingData, Mr. Yang was a co-founder
of Black Fish Group Limited and has served as the president of Black Fish Group Limited since November 2017 to February 2021. Prior to that, Mr. Yang was the chief financial officer of Tuniu Corporation (Nasdaq: TOUR) from January 2013 to November 2017, the chief financial officer of
E-Commerce
China Dangdang Inc. from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., currently known as AirNet Technology Inc., (Nasdaq: ANTE) from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently also serves as an independent director of Ehang Holdings Limited (Nasdaq: EH) and iQIYI, Inc. (Nasdaq: IQ). Mr. Yang received a master’s degree of business administration from University of California, Los Angeles in 1992.
Pamela M. Klein
, M.D., has served as our director since January 2020. Dr. Klein currently serves a director of Spring Bank Pharmaceuticals, Inc. (Nasdaq: SBPH) since July 2019, a director of argenx SE (Nasdaq: ARGX) since April 2016, a director of Jiya Acquisition Corp (Nasdaq: JYAC) since January 2021 and a director of Patrys Limited (ASX: PAB) since October 2019. In addition, Dr. Klein has served as the president at PMK BioResearch since 2008, offering consultancy in Oncology Drug Development to Biotech, Pharma and the Investment Community. Dr. Klein has also served as the consulting chief medical officer at Olema Oncology since 2018. Previously, Dr. Klein served as Chief Medical Officer for successful biotech start-ups
and prior to that, Vice President, Genentech, Development. Dr. Klein received her bachelor’s degree in cell and molecular biology from California State University in 1985 and an M.D. from Stritch School of Medicine, Loyola University Chicago in 1992 followed by an internal medicine residency at Cedars Sinai, Los Angeles. Dr. Klein spent seven years at the National Cancer Institute of the NIH in Bethesda, Maryland in medical oncology.
Weimin Tang
, Ph.D., has served as our executive vice president of global business development since April 2018 and as our chief business officer since July 2021. Prior to joining our company, Dr. Tang served as an executive director and a business director at Hengrui Therapeutics, Inc. from July 2015 to March 2018. Dr. Tang served as the vice president and a business director at Crown Bioscience Inc., a pre-clinical
contract research organization, from July 2011 to July 2015. Prior to that, Dr. Tang served as the vice president and a business director at ShanghaiBio Corporation Shanghai Biotechnology Cooperation, a biotech company based in Shanghai, from October 2010 to July 2011. Dr. Tang received his bachelor’s degree in plant pathology from Zhejiang University in 1986, master’s degree in microbiology from Chinese Academy of Sciences in 1989, and Ph.D. in biochemistry from Rutgers University, New Jersey in 1997.
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
Yunhan Lin
, Ph.D
.
, has served as our vice president of corporate development since September 2017. Prior to joining our company, Dr. Lin served as the head of business development at Mycenax Biotech Inc., a Taiwan-based public pharmaceutical company, from January 2016 to September 2017. Prior to that, Dr. Lin served as the head of business development at SynCore Biotechnology Co., Ltd, a Taiwan-based public biopharmaceutical company, from February 2012 to December 2015. Dr. Lin worked as a science project deputy manager at Sinphar Pharmaceutical Co, Ltd., a Taiwan-based pharmaceutical company, from September 2001 to January 2012. Dr. Lin received his bachelor’s degree in applied chemistry from Providence University, Taiwan in 2000, master’s degree in chemistry from Fu Jen Catholic University, Taiwan in 2003, and Ph.D. in chemistry from Tamkang University, Taiwan in 2008.
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
Investigator, and has been a Principal Investigator of the National Cancer Institute Phase 1/early phase clinical trials program grant in excess of 20 years. She is currently primary investigator or co-investigator
of numerous clinical trials. Prior to joining Yale in August 2014, Dr. LoRusso served in numerous leadership roles at Wayne State University’s Barbara Karmanos Cancer Institute for more than 25 years, most recently as director of the Phase 1 Clinical Trials Program and of the Eisenberg Center for Experimental Therapeutics. Dr. LoRusso also worked as a director in Karmanos Cancer Institute, a cancer research and provider network, from 1997 to 2014. Dr. LoRusso received her B.A. degree of science in religion/religious studies and biology, her master’s degree at Yale University, her D.O. and Ph.D. from Michigan State University, and completed fellowship training at Wayne State University. Dr. LoRusso served as co-chair
of the National Cancer Institute Cancer Therapy Evaluation Program (NCI CTEP) Investigational Drug Steering Committee, a prior parent member of the NCI’s Quick Trials Clinical Subcommittee, and has served as either an ad hoc or an appointed member on multiple study sections and has reviewed for Komen Promise grants, numerous SPORE and P01 study sections, and translational research grants. She has served on the education and scientific committees of the American Society of Clinical Oncology, the Scientific Committee of the American Association for Cancer Research as well as a Vice-Chair for the 2019 AACR annual meeting. She is a member of the NCI Board of Scientific Council and has served on the Board of Directors for the American Association for Cancer Research.
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
Roy S. Herbst
, M.D., Ph.D., has served on our scientific advisory board since July 2019. Dr. Roy S. Herbst is an Ensign Professor of Medicine (Medical Oncology) and Professor of Pharmacology, the Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital, and an Associate Cancer Center Director for Translational Research, Yale Cancer Center in New Haven, CT. Dr. Herbst is nationally recognized for his leadership and expertise in lung cancer treatment and research. He is best known for his work in developmental therapeutics and the personalized therapy of non-small
cell lung cancer, in particular the process of linking genetic abnormalities of cancer cells to novel therapies. Prior to his appointment at Yale, Dr. Herbst was the Barnhart Distinguished Professor and Chief of the Section of Thoracic Medical Oncology in the Department of Thoracic/Head and Neck Medical Oncology, at The University of Texas M.D. Anderson Cancer Center
(UT-MDACC)
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

Chen Dong
, Ph.D., has served on our scientific advisory board since September 2020. Dr. Dong is a professor and the director of the Institute for Immunology at Tsinghua University. Prior to joining Tsinghua University in 2013, Dr. Dong served as a professor of immunology and the director of the Center for inflammation and Cancer at the University of Texas MD Anderson Cancer Center from 2004 to 2013. Dr. Dong’s research focuses on understanding the molecular mechanisms whereby immune and inflammatory responses are normally regulated, and applying this knowledge to the understanding and treatment of autoimmunity and allergy disorders as well as cancer. The work from Dr. Dong’s group has led to the discoveries of Th17 and T follicular helper (Tfh) cell subsets in the immune system and elucidation of their biological and pathological functions. Dr. Dong has over 200 publications and was rated highly cited researcher for six years from 2014 to 2019. The honors he has received include the 2009 American Association of
Immunologists-BD
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
B.
Compensation.
For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$10.2 million for salaries and benefits in cash to our executive officers. We did not pay any compensation to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Plans
Second Amended and Restated 2017 Employee Stock Option Plan
In October 2017, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2017 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 9,609,084, subject to certain adjustments. As of March 31, 2022, options to purchase an aggregate of 2,207,863 ordinary shares under the 2017 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
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

Vesting schedule.
Unless otherwise approved by the board of directors and set forth in an offer letter, the vesting schedule is a three-year vesting schedule consisting of a cliff vesting 50% on the second anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the third anniversary of the applicable vesting commencement date. Except as otherwise approved by the board of directors, vested portion of option becomes exercisable upon the earlier of a listing or the occurrence of a change in control.
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
The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options that we granted under the 2017 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheru Zhang	*	1.00	October 1, 2017	October 1, 2027
Weimin Tang	*	1.00	April 2, 2018	October 1, 2027
Yunhan Lin	*	1.00	October 1, 2017	October 1, 2027
Other grantees	2,092,505	1.00	October 1, 2017 to December 28, 2018	October 1, 2027

Total	2,207,863

Note:

*	Less than 1% of our total outstanding shares.
Second Amended and Restated 2018 Employee Stock Option Plan
In February 2019, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2018 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 11,005,888, subject to certain adjustments. As of March 31, 2022, awards to purchase an aggregate of 1,825,091 ordinary shares under the 2018 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

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
Vesting schedule.
Unless otherwise approved by the board of directors and set forth in an offer letter, the vesting schedule is a two-year
vesting schedule consisting of a cliff vesting 50% on the first anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the second anniversary of the applicable vesting commencement date. Notwithstanding the foregoing, if a listing occurs at any time prior to any option granted under the 2018 Plan becoming full vested, and to the extent such option has been granted and outstanding, any such option will vest in full with immediate effect upon the listing. Except as otherwise approved by the board of directors, vested portion of option becomes exercisable upon the earlier of six months after a listing or the occurrence of a change in control; provided, however that in each case, no option of an employee will become exercisable until the third anniversary of such employee’s employment commencement date.
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

The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying our outstanding options that we granted under the 2018 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Weimin Tang	*	1.00	July 25, 2019	February 22, 2029
Yunhan Lin	*	1.00	July 25, 2019	February 22, 2029
Other grantees	*	1.00	July 25, 2019	February 22, 2029

Total	1,825,091

Note:

*	Less than 1% of our total outstanding shares.
2019 Share Incentive Plan
In October 2019, we adopted an equity incentive plan, which we refer to as 2019 Plan, to promote the success and enhance the value of our company. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance is 100,000. As of March 31, 2022, options to purchase an aggregate of 72,000 ordinary shares under the 2019 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
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
The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options that we granted under the 2019 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chun Kwok Alan Au	*	6.09	April 30, 2020	April 30, 2030
Conor Chia-hung Yang	*	6.09	April 30, 2020	April 30, 2030
Pamela M. Klein	*	6.09	April 30, 2020	April 30, 2030

Total	72,000

Note:

*	Less than 1% of our total outstanding shares.
2020 Share Incentive Plan
In July 2020, we adopted 2020 Share Incentive Plan, which we refer to as the 2020 Plan, to promote the success and enhance the value of our company. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 10,760,513 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2020 Plan should not exceed 7,686,081 ordinary shares. As of March 31, 2022, options to purchase an aggregate of 2,968,998 ordinary shares and restricted share units to receive an aggregate of 2,054,792 ordinary shares under the 2020 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.
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

Vesting Schedule
. The options and restricted share units will vest according to the schedules specified in the plan, unless otherwise determined by the plan administrator. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the relevant award agreement.
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
The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2020 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Zheru Zhang	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Weimin Tang	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Gigi Qi Feng	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Ivan Yifei Zhu	*	(1)	N/A	April 1, 2021 to March 4, 2022	—
	*		19.67	April 1, 2021	April 1, 2031
Richard Cheng Li	*	(1)	N/A	March 4, 2022	—
Yunhan Lin	*	(1)	N/A	August 14, 2020 to March 4, 2022	—
	*		5.91	August 14, 2020	August 14, 2030
	*		9.20	March 4, 2022	March 4, 2032
Other grantees	*		5.91	August 14, 2020 to January 11, 2021	January 11, 2031
	*		19.67	April 1, 2021	April 1, 2031
	*		9.20	March 4, 2022	March 4, 2032
	*	(1)	N/A	August 14, 2020 to March 4, 2022	—
Total	5,023,790

Note:

*	Less than 1% of our total outstanding shares.

(1)	Represents restricted share units.
2021 Share Incentive Plan
In May 2021, we adopted 2021 Share Incentive Plan, which we refer to as the 2021 Plan, to promote the success and enhance the value of our company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,023,618 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2021 Plan should not exceed 6,011,809 ordinary shares. As of March 31, 2022, options to purchase an aggregate of 5,066,693 ordinary shares and restricted share units to receive an aggregate of 2,426,615 ordinary shares under the 2021 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.
The following paragraphs describe the principal terms of the 2021 Plan:
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
Vesting Schedule
. The options and restricted share units will vest according to the schedules specified in the plan, unless otherwise determined by the plan administrator. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the relevant award agreement.
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
The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2021 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Zheru Zhang	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Weimin Tang	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Gigi Qi Feng	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Ivan Yifei Zhu	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
	*		9.20	March 4, 2022	March 4, 2032
Richard Cheng Li	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
	*		9.20	March 4, 2022	March 4, 2032
John Long	*	(1)	N/A	March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Andrew Zhu	*	(1)	N/A	March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Ruiyi He	*	(1)	N/A	June 11, 2021	—
	*		31.23	June 11, 2021	June 11, 2031
Rong Shao	*	(1)	N/A	June 11, 2021	—
	*		31.23	June 11, 2021	June 11, 2031
Yunhan Lin	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Other Grantees	*	(1)	N/A	July 27, 2021 to March 4, 2022	—
	*		26.39	July 27, 2021	July 27, 2031
	2,199,145		9.20	March 4, 2022	March 4, 2032
Total	7,493,308

Note:
*	Less than 1% of our total outstanding shares.

(1)	Represents restricted share units.

Biomaster Trust
Biomaster Trust was established under the trust deed dated October 23, 2019, between us and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. As of March 31, 2022, all participants in Biomaster Trust are our employees or former employees.
Participants in Biomaster Trust transfer their equity awards granted under the 2017 Plan and the 2018 Plan to TMF Trust for their benefit. Upon satisfaction of vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee. TMF Trust will not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members should be appointed by our company.
C.
Board Practices.
Our board of directors consists of 13 directors. On April 29, 2022, Mr. Richard Yeh, our Chief Operating Officer, was appointed as our board director to fill the seat voluntarily vacated by Mr. Jielun Zhu, our Chief Strategy Officer, on the same day. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he is interested. A director who is interested in a contract, proposed contract or arrangement should declare the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors who are not our executive officers has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, and an environmental, social and governance (ESG) committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Ms. Xi Liu. Mr. Conor Chia-hung Yang is the chairperson of our audit committee. We have determined that each of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Ms. Xi Liu satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule
10A-3
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
Compensation Committee. Our compensation committee consists of Dr. Jingwu Zhang Zang, Mr. Chun Kwok Alan Au, Dr. Pamela M. Klein, and Dr. Ruyi He. Dr. Jingwu Zhang Zang is the chairperson of our compensation committee. We have determined that each of Mr. Chun Kwok Alan Au, Dr. Pamela M. Klein and Dr. Ruyi He satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Fu, Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Dr. Rong Shao. Mr. Wei Fu is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Dr. Rong Shao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Environmental, Social and Governance Committee. Our environmental, social and governance committee consists of Mr. John Long, Mr. Chun Kwok Alan Au and Dr. Rong Shao. Mr. Chun Kwok Alan Au is the chairman of our environmental, social and governance committee. We have determined that each of Mr. Chun Kwok Alan Au and Dr. Rong Shao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. In addition, we will also establish an ESG working group to address daily ESG workflows. The environmental, social and governance committee is responsible for, among other things:

•	supervising the ESG strategies, policies, long-term sustainability objectives and risks.
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
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors. Under our articles of association, the board of directors may appoint one or more of their number to the office of managing director upon like terms, but any such appointment should ipso facto terminate if any managing director ceases for any cause to be a director, or if our company by ordinary resolution of shareholders resolves that his tenure of office be terminated. In addition, the board of directors may appoint any natural person or corporation to be a secretary (and if need be an assistant secretary or assistant secretaries) who should hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any secretary or assistant secretary so appointed by the board of directors may be removed by the board of directors or by ordinary resolution of shareholders.

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	13
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity

Directors	4	9	—	—

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	—

LGBTQ+	—

Did Not Disclose Demographic Background	—
D.
Employees.
We had 185, 228 and 378 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, 325 employees were located in China and 53 were located outside China. The table below sets forth our employees by function as of December 31, 2021:

Number
Management	12
Research and development	212
Chemistry, manufacturing and controls	36
General and administrative	80
Business and corporate development	7
Commercial	31

Total	378

We recruit our employees primarily through recruitment websites, recruiters, internal referrals and job fairs. Approximately 30% of total employees were hired through internal referrals. We recruit our employees based on their qualification and potential. We promote culture diversity, and our employees come from the United States, Taiwan and South Korea, in addition to China. We prohibit any form of discrimination (including, but not limited to, employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture. We aim to be a role model in promoting female business leadership in the biotech industry. We have undertaken multiple initiatives to encourage female leadership, including launching the
I-Mab
Women’s Leadership Council (WLC) in July 2020. Approximately
two-thirds
of our employees are female, of which 57% hold a master’s degree or above, while over 30% of our board of directors are female. We are carrying out a series of female leadership development programs committed to women’s career and personal development.
We offer competitive salaries, benefits, and additional incentive to its employees. Employee compensation and benefits include position-specific salary, bonus and allowance, statutory insurance, and housing employee benefit funds (for those in China), statutory holidays, benefits and vacations, etc. In addition, we purchase additional commercial insurance for employees’ underaged children, as well as a series of internal morale boosting incentive programs. We work to reward employees for exceptional performance. Our employee awards include Project Awards, Quarterly Stars, Management Awards, etc., with the goal of creating a culture of recognition.

We provide new hire training to our employees and periodic
on-the-job
training to enhance the skills and knowledge of our employees. We invest in employees’ career development and provide them opportunities to keep updating their skills and knowledge. Our training system includes induction training for new employees, training on general knowledge, professional skills training, and leadership training, among which, leadership training focuses on improving employees’ knowledge and ability in compliance management, drug quality control, business audit, financial standard procedures, as well as female leadership development. We encourage our employees to develop various training courses, and grade the content setting, applicability, practicability, and lecturer quality of the courses, to continuously improve them through collecting and addressing feedbacks. We have not established a labor union. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.
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
E.
Share Ownership.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
Percentage of beneficial ownership is based on 190,086,040 total outstanding ordinary shares as of March 31, 2022 (excluding 692,687 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans).
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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:**
Jingwu Zhang Zang (1)	9,712,894	5.1%
Zheru Zhang	2,005,926	1.0%
Andrew Zhu	—	—
John Long	—	—
Richard Yeh	—	—
Wei Fu (2)	29,448,395	15.5%
Lan Kang	—	—
Xi (Lindsay) Liu	—	—
Ruyi He	—	—
Rong Shao	—	—
Chun Kwok Alan Au	*	*
Conor Chia-hung Yang	*	*
Pamela M. Klein	*	*
Weimin Tang	*	*
Ivan Yifei Zhu	*	*
Gigi Qi Feng	*	*
Richard Cheng Li	—	—
Yunhan Lin	*	*

All Directors and Executive Officers as a Group	41,976,555	22.1%

	Ordinary Shares Beneficially Owned
	Number	%
Other Principal Shareholders:
C-Bridge entities (2)	29,448,395	15.5%
T.ROWE PRICE ASSOCIATES, INC. (3)	16,902,176	8.9%
Hillhouse entities (4)	16,520,560	8.7%
GIC Private Limited (5)	10,832,501	5.7%

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2022.
**
Except as otherwise indicated below, the business address of our directors and executive officers is 55 th
– 56
th
Floor, New Bund Center, 555 West Haiyang Road, Pudong District, Shanghai, China. The business address of Wei Fu is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The business address of Lan Kang is Floor 62, Plaza 66, Tower 1, 1266 West Nanjing Road, Shanghai, China. The business address of Xi (Lindsay) Liu is 6F, South Tower C, Raycom InfoTech Park, No. 2, Kexueyuan South Road, Haidian District, Beijing, China. The business address of Ruiyi He is Unit 1506, Central Tower, China Overseas Plaza, No.8 Guanghua Dongli, Chaoyang District, Beijing, China. The business address of Rong Shao is No. 24 Tongjiaxiang, Gulou District, Nanjing, Jiangsu Province, China. The business address of Chun Kwok Alan Au is 22 Pottinger Street, Central, Hong Kong. The business address of Conor Chia-hung Yang is 2/F, East Tower, Qihao Beijing, No. 8 Xinyuan South Road, Chaoyang District, Beijing, China. The business address of Pamela M. Klein is 231 Fort Mason, San Francisco, California 94123, the United States.

(1)
Represents (i) 3,235,161 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company, (ii) 142,274 ordinary shares held by Dr. Zang through The 2019 Hasselt Revocable Trust, and (iii) 5,981,025 ordinary shares held by Dr. Zang through The Doctor Zang 2020 Dynasty Trust, and (iv) 230,000 ordinary shares and 124,434 ordinary shares issuable upon the vesting of restricted share units within 60 days after March 31, 2022 held by Dr. Zang. Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Dr. Lili Qian and two other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is co-managed
by Ms. Zang (Dr. Zang’s spouse), as the trustee, and by Dr. Zang, as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in
I-Mab.
Accordingly, Dr. Zang is deemed to indirectly own all of the 3,235,161 ordinary shares held by Mabcore Limited, while Dr. Qian and the other two individuals are only entitled to their respective pro-rata
economic interest in Mabcore Limited. The registered address of Mabcore Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The 2019 Hasselt Revocable Trust was established under the laws of the State California and is co-managed
by Dr. Zang and Ms. Zang, each as a settlor and a trustee. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is co-managed
by Dr. Zang, as the settlor and the investment trustee, and by Ms. Zang, as the trustee.

(2)
Represents (i) 3,641,554 ordinary shares directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 5,574,560 ordinary shares directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 11,784,164 ordinary shares directly held by CBC Investment
I-Mab
Limited, a British Virgin Islands limited liability company, (iv) 2,369,546 ordinary shares directly held by
C-Bridge
II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 6,078,571 ordinary shares directly held by Everest. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment
I-Mab
Limited,
C-Bridge
II Investment Ten Limited, Everest are collectively referred to as the
C-Bridge
entities. CBC Investment
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
I-Bridge
Capital GP, Ltd., which is indirectly controlled by
C-Bridge
Capital GP, Ltd. Mr. Wei Fu is the sole director of
C-Bridge
Capital GP, Ltd. Everest is a public company listed on the Hong Kong Stock Exchange and controlled by funds which are under common control of the
C-Bridge
group, which, in turn, is controlled by Mr. Wei Fu. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by the
C-Bridge
entities on January 25, 2022. Please see the Schedule 13G/A filed by the
C-Bridge
entities with SEC on January 25, 2022 for information relating to the
C-Bridge
entities. The business address of each of
C-Bridge
entities is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(3)
Represents 7,348,772 ADSs held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by T.ROWE PRICE ASSOCIATES, INC. with the SEC on February 14, 2022. Please see the Schedule 13G filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2022 for information relating to T.ROWE PRICE ASSOCIATES, INC. The business address of T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

(4)
Represents (i) 7,182,850 ADSs (representing 16,520,555 ordinary shares) held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company, and (ii) 5 ordinary shares held by a fund managed by Hillhouse Investment Management, Ltd., or HIM, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P., or YHG, and the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund IV, L.P., or Fund IV. Fund IV owns HH IMB Holdings Limited, or HH IMB. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB. HH IMB, YHG and HHLR Fund are collectively referred to as the Hillhouse entities. Information regarding beneficial ownership is reported as of September 23, 2021, based on the information contained in the Schedule 13D/A jointly filed by HHLR and HIM on September 27, 2021. Please see the Schedule 13D/A jointly filed by HHLR and HIM with SEC on September 27, 2021 for information relating to the Hillhouse entities, HHLR and HIM. The business address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands,
KY1-9006.

(5)
Represents 4,709,783 ADSs (representing 10,832,501 ordinary shares) held by GIC Private Limited, a Singapore fund manager. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by GIC Private Limited on February 14, 2022. Please see the Schedule 13G/A filed by GIC Private Limited with SEC on February 14, 2022 for information relating to GIC Private Limited. The business address of GIC Private Limited is 168 Robinson Road,
#37-01
Capital Tower, Singapore 068912.

To our knowledge, as of March 31, 2022, 124,670,216 of our ordinary shares were held by three record holders in the United States (including 692,687 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans), representing approximately 65.6% of our total outstanding shares. One of the U.S. holders is Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Demand Registration Rights
. At any time after the earlier of (i) December 31, 2020, or (ii) six months following the effectiveness of a registration statement for a firm underwritten public offering of our ordinary shares on The Stock Exchange of Hong Kong Limited, the New York Stock Exchange, the Nasdaq Stock Market or other internationally recognized securities exchange, with an offering price (exclusive of underwriting commissions and expenses) that reflects a market capitalization (immediately prior to the public offering) of not less than US$1.0 billion, the holders of a majority of the registrable securities then issued and outstanding may request in writing that we file a registration statement covering the registration of at least 20% of the registrable securities (or any lesser percentage if the anticipated gross receipts from the offering are to exceed US$5.0 million). Upon such a request, we should, within ten business days of the receipt of such written request, give written notice of such request to all holders, and use our best efforts to effect, as soon as practicable, the registration of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within 20 days after receipt of the request notice. We have the right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders if our board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such twelve-month period. We are not obligated to effect any such registration if we have, within the six-month
period preceding the date of such request, already effected a registration. We are not obligated to effect more than three demand registrations. This demand registration right is subject to the customary exclusion right of the underwriters.

Registration on Form
F-3
. If we qualify for registration on Form
F-3,
any holder or holders of a majority of all registrable securities then issued and outstanding may request in writing that we effect a registration on Form
F-3
(or an equivalent registration in a jurisdiction outside of the U.S.). We should promptly give written notice of the proposed registration and as soon as practicable, effect such registration within 20 days after we provide the aforesaid written notice. The holders are entitled to an unlimited number of registrations on Form
F-3
so long as such registration offerings are in excess of US$500,000. We are not obligated to effect any such registration if we have, within the six-month
period preceding the date of such request, already effected a registration other than a registration from which registrable securities of the holders have been excluded, or if we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration in any particular jurisdiction.
Piggyback Registration Rights
. If we propose to register for a public offering of our securities (other than registration statements relating to demand registration, Form
F-3
registration, any employee benefit plan or a corporate reorganization), we should give written notice of such registration to all holders of registrable securities at least 30 days prior to filing any registration statement and afford each such holder an opportunity to be included in such registration. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by us, such holder will nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, subject to certain limitations. This piggyback registration right is subject to the customary exclusion right of the underwriters.
Expenses of Registration.
We will bear all registration expenses. Each holder, however, should bear its proportionate share of all of the underwriting discounts and selling commissions applicable to the sale of registrable securities or other amounts payable to underwriter(s) or brokers in connection with such offering by the holders.
Termination of Obligations.
Our obligations to effect any demand, Form
F-3
or piggyback registration will terminate upon the earlier of (i) the tenth anniversary of the initial public offering (ii) after the initial public offering, the date on which such shareholder is eligible to sell all of the registrable securities held by it under Rule 144 within any
90-day
period without volume limitations.
Deed of Undertaking
In December 2019, a deed of undertaking was made by our company and a few shareholders of our company, each as a warrantor, to the other shareholders of our company (other than the shareholder warrantors), each as a warrantee, pursuant to which each warrantor represents and warrants to each warrantee that it has provided each warrantee with all information and documents in connection with the initial public offering of our company that has the effect of establishing rights or otherwise benefiting any shareholder in a manner more favorable than the corresponding terms applicable to the relevant warrantee in relation to the initial public offering of our company (collectively, the “More Favorable Arrangements”). Pursuant to the deed of undertaking, until the fifth anniversary of the completion of our initial public offering, we will not directly or indirectly enter into any agreements or arrangements or modify, amend or waive any existing agreements or arrangements of any kind that would have the effect of establishing the More Favorable Arrangements; provided that it will be allowed to adopt or modify any employee incentive plans and grant options to the management or any employee of our company after our initial public offering pursuant to such plans and in accordance with the then effective memorandum and articles of association and the applicable listing rules for the purpose of rewarding their bona fide services.
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

Mandatory Registration after Initial Closing (September 11, 2020)
. We agree to file with the SEC a registration statement to register the resale of Hillhouse Entities’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form
F-3
or Form
F-1,
as applicable. We should have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after September 11, 2020, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement should be reduced pro rata among all such selling shareholders. We should maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which the Hillhouse Entities have notified us that their registrable securities have actually been sold.
Mandatory Registration after Subsequent Closing (December 17, 2020)
. With respect to the registrable securities then held by the Hillhouse Entities which have not been previously registered and sold, we agree to file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form
F-3
or Form
F-3ASR
registration statement (or, if Form
F-3
or Form
F-3ASR
is not then available to us, on Form
F-1
or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), and have such registration statement declared effective by the SEC no later than (a) the ten (10) business days after the later of (i) the first date when we become eligible to use registration statement on
F-3,
or (ii) the expiration of the
lock-up
period with respect to the subsequent closing, or forty-five (45) calendar days after such lock-up
period expiration date if the SEC reviews and comments on the registration statement. We should maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities.
Demand Registration Rights
. Upon written request from the Hillhouse Entities at any time after we have effected two registration statements abovementioned, with respect to the registrable securities then held by the Hillhouse Entities, and in no event later than the forty-five (45) calendar days following the delivery of such request, we should file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form
F-3
or Form
F-3ASR
registration statement (or, if Form
F-3
or Form
F-3ASR
is not then available to us, on Form
F-1
or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), have such registration statement declared effective, and maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities. If the registrable securities are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting should be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 (including the Hillhouse Entities) requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.
Suspension of Registration
. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it does not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public
event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.
Expenses
. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for the Hillhouse Entities exceeding US$30,000, (ii) underwriting discounts and selling commissions applicable to sale of registrable securities, and (iii) fees payable pursuant to the deposit agreement.

Ranking of Registration Rights
. Registration rights granted to the Hillhouse Entities should not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.
Board Representation Rights
. As long as the Hillhouse Entities continue to jointly beneficially own at least five percent (5.0%) of our total issued and outstanding share capital, it is entitled to nominate and maintain one representative to our board of directors. We should cause an individual jointly designated by the Hillhouse Entities to be appointed as the investor director with immediate effect no later than the fifteenth (15th) business day after receiving written notice from Hillhouse Entities or such later date on which we receive necessary shareholder approval.
Lock-up
. The Hillhouse Entities should not dispose of any of the ordinary shares purchased by Hillhouse Entities on the applicable initial or subsequent closing date within a
90-day
period following September 11, 2020 or a subsequent closing date set forth in the subscription agreement to any person other than affiliates of the Hillhouse Entities, who should be bound by the Hillhouse Entities’
lock-up
obligations for the balance of each applicable
lock-up
period. Each of the Hillhouse Entities and their affiliates may directly or indirectly, place any charge, mortgage, lien, pledge, restrictions, security interest or other encumbrance in respect of the lock-up
securities in connection with such Hillhouse Entity’s (or any of its affiliates’) margin loans, collars, derivative transactions or other such downside protection transactions to be entered into on or after the date of the subscription agreement.
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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”
Share Option Grants
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
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
GX-H9
(TJ101),
GX-G3
(TJ102),
GX-G8
and
GX-P2
and one assigned product,
GX-G6
(TJ103). For a detailed description of this assignment and license agreement, see “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements—A.
In-Licensing
Arrangements.”
In September 2016,
I-Mab
Tianjin entered into a CRO agreement with Tasly Pharmaceutical Group Co., Ltd. (“Tasly”) and three ancillary agreements to this CRO agreement in November 2016, May 2017 and June 2017, respectively. Pursuant to these agreements, Tasly Pharmaceutical Group Co., Ltd. will provide
I-Mab
Tianjin with CRO services in connection with
pre-clinical
studies for
G-CSF-HyFc
fusion protein. All of these agreements were terminated on December 10, 2018. We had paid Tasly RMB5.6 million, nil and nil for the year ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, Tasly, together with its affiliates, were no longer related parties of us.
In August 2017, we entered into a
two-way
master service agreement with Genexine, further amended in October 2019, whereby both parties agreed that we or Genexine will be engaged by the other party in the business of providing contract research and manufacturing services for biopharmaceutical in this agreement or following work statements. We had paid US$0.8 million, US$0.7 million and US$3.2 million to Genexine for their CMC relevant services for the year ended December 31, 2019, 2020 and 2021, respectively. As of May 31, 2021, Genexine was no longer a related party of us.

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
In June 2018, we entered into a biologics master services agreement with CMAB Biopharma (Suzhou) Inc. (“CMAB”), an affiliate of Bridge Capital Partners LLC. In July 2018, we entered into Service Proposal: CMC Development of A Monoclonal Antibody with CMAB, this agreement was further amended in November 2019, with respect to the change of work scope of the original Service Proposal. Pursuant to these three agreements, CMAB will provide us with CMC services in connection with the preparation of the IND filings to the FDA and the NMPA in a period of 18 to 22 months for US$3.6 million. We had paid CMAB RMB2.8 million, RMB0.7 million and nil for the year ended December 31, 2019, 2020 and 2021, respectively. As of June 30, 2021, CMAB was no longer an affiliate of Bridge Capital Partners LLC and therefore not a related party of us.
In January 2018, we entered into a collaboration agreement with Everest, an affiliate of
C-Bridge
Capital Investment Management, Ltd., whereby both parties agreed to collaborate on programs to co-develop
MorphoSys’ proprietary CD38 antibody for all indications in hematologic oncology and commercialize the CD38 product in China, Hong Kong, Macau and Taiwan. Everest had paid us prepayments of RMB53.1 million, nil and nil for the year ended December 31, 2019, 2020 and 2021, respectively.
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
In November 2020, we entered into a product development and supply agreement with Jiangsu Taslydiyi Pharmaceutical Co., Ltd. (“Jiangsu Taslydiyi”), an affiliate of Tasly. Both parties agreed that Jiangsu Taslydiyi will supply temozolomide capsules to us free of charge in our efineptakin alfa (TJ107) Phase 2 and future Phase 3 clinical trials in GBM treatment. We agreed that when reaching the commercialization stage, we will grant the Right of First Negotiation (ROFN) to Jiangsu Taslydiyi for the commercialization of efineptakin alfa in mainland China. We incurred RMB2.4 million and RMB2.7 million (US$0.4 million) in research and development expenses for the aforementioned drug supply services for the year ended December 31, 2020 and 2021, respectively. As of December 31, 2021, Jiangsu Taslydiyi was no longer a related party of us.

In July 2019, we entered into a loan agreement with
I-Mab
Hangzhou, pursuant to which
I-Mab
Hangzhou borrowed RMB2 million (US$0.3 million) from us for a term of 12 months with a free interest. In July 2020, we entered into another loan agreement with
I-Mab
Hangzhou, pursuant to which
I-Mab
Hangzhou borrowed RMB50 million (US$7.7 million) from us for a term of four months with a free interest. Under the terms of these two agreements, we provided loans to
I-Mab
Hangzhou to finance their daily operations. These loans were repaid to us in November 2020.
In August 2021, we entered into a project development service agreement with
I-Mab
Hangzhou, for the product development services we rendered for selected pipeline sub-licensed
or assigned to
I-Mab
Hangzhou, including TJ301, TJM2 (excluding cytokine release syndrome indications) and a few pre-clinical
programs that are unessential to our immune-oncology focus. In 2021,
I-Mab
Hangzhou paid us RMB52.4 million (US$8.2 million) for the product development services we offered. In July 2021, we entered into a biologics master services agreement with
I-Mab
Hangzhou. Under the framework of this biologics master services agreement, we entered into series of work orders with respect to process development and manufacturing service for our drug assets from August to October 2021. Pursuant to these work orders,
I-Mab
Hangzhou will provide us with CMC development and manufacturing services for a total of RMB63.2 million (US$9.9 million). We paid
I-Mab
Hangzhou RMB10.7 million (US$1.7 million) for the year ended December 31, 2021.
In December 2021, we entered into a supplementary sublicensing agreement with
I-Mab
Hangzhou, pursuant to which
I-Mab
Hangzhou, as a
sub-licensee
of olamkicept (TJ301) in Greater China and Korea, agreed to pay US$3 million to us for the completion of olamkicept (TJ301) Phase 2a study report. As of December 31, 2021,
I-Mab
Hangzhou paid us the milestone payment of RMB19.1 million (US$3.0 million), which will be ultimately due to Ferring.
C.
Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. In February 2021, we sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this annual report, the disputes have not been resolved and we are not able to predict the likely outcome. We expect that the decision from the arbitration tribunal may be available in late 2022. Regardless of the outcome, litigations or arbitrations can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
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

Dividends
. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our company may declare dividends by ordinary resolution, but no dividend should exceed the amount recommended by our directors. Our current memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our share premium account; provided that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
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
Alteration of Share Capital
We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

•
subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share should be the same as it was in case of the share from which the reduced share is derived; and

•
cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital and any capital redemption reserve in any manner authorized by law.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we should specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.
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
If our directors refuse to register a transfer, they should, within three calendar months after the date on which the instrument of transfer was lodged with our company, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers should not be suspended nor the register closed for more than 30 calendar days in any year.
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus should be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.
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

Variations of Rights of Shares
. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights should not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu
with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares should not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors determines.
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
Inspection of Books and Records
. The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies of the Cayman Islands for inspection by any person on payment of a fee. Shareholders have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we intend to provide our shareholders with annual audited financial statements.
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
C.
Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form
20-F.
Subscription Agreements with Certain Investors Other Than Hillhouse Entities
In September 2020, we entered into subscription agreements with various investors other than HillHouse Entities. The subscription agreements are of the same form and provide for certain investors’ rights, such as registration rights and anti-dilution right. Set forth below is a description of certain rights and restrictions thereof.
Mandatory Registration
. We agree to file with the SEC a registration statement to register the resale of such investors’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form
F-3
or Form
F-1,
as applicable. We should have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after the initial closing date, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement should be reduced pro rata among all such selling shareholders. We should maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which such investors have notified us that their registrable securities have actually been sold.
Piggyback Registration
. We agree to notify such investors at least thirty (30) days prior to filing any registration statement for purposes of effecting a public offering of ADSs (excluding registration statements relating to the mandatory registration described above). The Private Placement Investors has 20 days after receiving notice from us to notify us in writing of their desire to include their registrable securities in the registration statement. However, if the registrable securities in such registration statement are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting should be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.
Suspension of Registration
. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it does not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public
event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.
Expenses
. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for such investors, and (ii) underwriting discounts and selling commissions applicable to sale of registrable securities.

Ranking of Registration Rights
. Registration rights granted to such investors should not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.
D.
Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution.”
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
Cayman Islands Taxation
According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought to, or produced before a court of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in respect of the issue of shares by our company and no stamp duty is payable on transfers of shares of our company provided our company does not hold any interest in land in the Cayman Islands and save that stamp duties may be applicable on instruments executed in, or brought to, or produced before a court of the Cayman Islands.
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

Our PRC counsel, JunHe LLP, is of the opinion that, based on its understanding of the current PRC Laws and Regulations, as
I-Mab
does not meet all of the above conditions and given that neither
I-Mab
nor any of its PRC Subsidiaries has received any notice from the PRC tax authorities confirming, directly or indirectly,
I-Mab
to be a PRC resident enterprise for PRC tax income purposes as of the date of this annual report,
I-Mab
should not be considered as a PRC resident enterprise for PRC income tax purposes.
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
We do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not expect to be a PFIC for the current taxable year or the foreseeable future. Although we do not believe we were a PFIC for the taxable year ended December 31, 2021, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of gross income for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive
or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

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
income tax treaty (the “Treaty”); (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Market and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our ADSs will continue to be considered readily tradable on an established securities market in later years.
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

Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the discussion below under “––Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.
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
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election.

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
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks
Interest and Credit Risk
We had cash, cash equivalents and restricted cash of RMB1,193.3 million, RMB4,758.8 million and RMB3,523.6 million (US$552.9 million) as of December 31, 2019, 2020 and 2021, respectively.
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
As of December 31, 2021, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB1,175.3 million (US$184.4 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$18.4 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$18.4 million in cash and cash equivalents.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.
Debt Securities
Not applicable.
B.
Warrants and Rights

Pursuant to the Subscription Agreements, we agree to issue and sell to the investors thereunder the Investor Warrants, exercisable at the election of the applicable investors within 12 months after the initial or subsequent closing dates set forth in the applicable Subscription Agreements. On September 11, 2020 and December 17, 2020, we issued and sold a portion of the Investor Warrants, allowing the applicable investors to purchase 3,744,032 ordinary shares and 1,597,235 ordinary shares, respectively. As of December 31, 2021, all of the Investor Warrants has been exercised.
C.
Other Securities
Not applicable.
D.
American Depositary Shares
Charges Our ADS Holders May Have to Pay
The depositary of our ADS facility, Citibank, N.A., charges the following fees for the services performed under the terms of the deposit agreement:
ADS Fees
The following ADS fees are payable under the terms of the Deposit Agreement:

Service	Rate	By Whom Paid

(1) Issuance of ADSs (
e.g.
, an issuance upon a deposit of Shares, upon a change in the
ADS(s)-to-Share(s)
ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.

(2) Cancellation of ADSs ( e.g. , a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to US$5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.

(3) Distribution of cash dividends or other cash distributions ( e.g. , upon a sale of rights and other entitlements).	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs ( e.g. , spin-off shares).	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(6) ADS Services.	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

(7) Registration of ADS Transfers ( e.g. , upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa , or for any other reason).	Up to US$5.00 per 100 ADSs (or fraction thereof) transferred.	Person for whom or to whom ADSs are transferred.

(8) Conversion of ADSs of one series for ADSs of another series (
e.g.
, upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa
).	Up to US$5.00 per 100 ADSs (or fraction thereof) converted.	Person for whom ADSs are converted or to whom the converted ADSs are delivered.

Charges
An ADS holder will also be responsible for the following ADS charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

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

(iv)
in connection with the conversion of Foreign Currency, the fees, expenses, spreads, taxes and other charges of the Depositary and/or conversion service providers (which may be a division, branch or Affiliate of the Depositary). Such fees, expenses, spreads, taxes, and other charges should be deducted from the Foreign Currency;

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
Fees and Other Payments Made by the Depositary to Us
Our depositary anticipates to reimburse us for certain expenses we incur in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Depositary agrees with us from time to time. As of the date of this annual report, we have received approximately US$1.9 million from the depositary.

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
F-1,
as amended (File Number
333-234363)
(the
“F-1
Registration Statement”) in relation to our initial public offering of 7,407,400 ADSs representing 17,037,020 ordinary shares, at an initial offering price of US$14.00 per ADS. Our initial public offering closed in February 2020. Jefferies LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 8,175,750 ADSs and received net proceeds of approximately US$105.3 million.
The
F-1
Registration Statement was declared effective by the SEC on January 16, 2020. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$14.1 million, which included US$9.1 million in underwriting discounts and commissions for the initial public offering and approximately US$5.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of December 31, 2021, we used up the proceeds from our initial public offering. Set forth below is a summary of the use of proceeds from our initial public offering for the period from January 16, 2020, the date that the Form
F-1
was declared effective by the SEC, to December 31, 2021:

•	approximately US$64.2 million for research and development of our existing drug candidates;

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
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2021.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit fees (1)	8,631	7,730
Tax fees (2)	580	75
All other fees	—	—

Notes:
(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2020 and audit fees relating to our planned dual listing.

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
On July 15, 2020, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a twelve-month period effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s). On July 29, 2021, we announced that our board of directors has authorized a new stock repurchase program, under which we may repurchase up to US$40 million of its ordinary shares in the form of ADS over the next 12 months. The currently outstanding repurchase program became effective upon and from the date on which a formal stock repurchase plan engagement agreement was signed with a qualified broker-dealer(s), and terminates over a twelve-month period depending upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The program does not obligate
I-Mab
to acquire any particular number of its ADSs, and the program may be modified or suspended at any time at the management’s discretion. From July 15, 2020 to the date of this annual report, we did not repurchase any ADSs under the share repurchase programs that we adopted.
On January 6, 2022, we announced a share purchase plan that our senior management intended to use personal funds to purchase our ADSs on the open market. As of March 31, 2022, the senior management team of our company had purchased over 78,000 of our ADSs in an aggregate amount of approximately US$3 million ADSs under the share purchase plan.

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

In lieu of (i) the requirements of Rule 5605(b) of the Nasdaq Rules that a majority of a Nasdaq-listed company’s board of directors be independent directors as defined in Rule 5605(a)(2), (ii) the requirements of Rule 5605(d) that a compensation committee be comprised solely of independent directors, (iii) the requirements of Rule 5605(e) that a nominating committee be comprised solely of independent directors, (iv) the requirements of Rule 5620(a) that each Nasdaq-listed company should hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end,
and (v) the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we have followed and intend to continue to follow our home country practices with respect to the composition of our board of directors and board committees, annual shareholders meeting as well as the approval for adoption and material amendment to our equity-based compensation plans. If we choose to follow any other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—General Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of
I-Mab
are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.3	Deposit Agreement, dated as of January 22, 2020, among the Registrant, the depositary and holder of the American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-239871), as amended, initially filed with the SEC on July 15, 2020)

2.4	Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019, between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.5	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

2.6	Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

4.1	Second Amended and Restated 2017 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.2	Second Amended and Restated 2018 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.3	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.4	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871), as amended, initially filed with the SEC on July 15, 2020)

4.5	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-256603), as amended, initially filed with the SEC on May 28, 2021)

4.6	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.7	Form of Employment Agreement, between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.8	Framework Agreement, dated as of May 26, 2017, among the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.9†	License and Collaboration Agreement, dated as of November 30, 2017, between the Registrant and MorphoSys AG (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

Exhibit Number	Description of Document

4.10	Intellectual Property Assignment and License Agreement, dated as of October 16, 2015, between Tasgen Bio-tech (Tianjin) Co., Ltd. and Genexine, Inc. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.11	Intellectual Property License Agreement, dated as of December 22, 2017, between the Registrant and Genexine, Inc. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.12	License and Sublicense Agreement, dated as of November 4, 2016, between the Registrant and Ferring International Center SA (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.13†	Collaboration Agreement, dated as of July 9, 2019, between I-Mab US and MacroGenics, Inc. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.14†	License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

4.15	English translation of Product Development Agreement, dated as of December 10, 2018, between I-Mab Shanghai and CSPC Baike (Shandong) Biopharmaceutical Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.16	Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.17	Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.18	Form of Call Option granted to affiliates of Hillhouse (incorporated herein by reference to Exhibit 4 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.19	Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.20	Form of Warrants to Purchase Ordinary Shares of the Registrant, between the Registrant and certain investors (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.21†	License and Collaboration Agreement, dated as of September 3, 2020, among I-Mab Shanghai, I-Mab US and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.22†	English translation of Equity Transfer and Investment Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.23†	English translation of Shareholders Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.24*†	English translation of Exclusive Development, Manufacture, and Sales Collaboration Agreement, dated as of November 10, 2021, among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma Co., Ltd., Jumpcan Pharmaceutical Group Co., Ltd. and Jiangsu Jiyuan Medicine Co., Ltd.

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of JunHe LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of Harney Westwood & Riegels

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

I-MAB

By:	/s/ John Long
Name:	John Long
Title:	Director and Chief Financial Officer
Date: April 29, 2022

I-Mab

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of
I-Mab
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of
I-Mab
and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Accrued Research and Development Expenses
As described in Notes 2 and 11 to the consolidated financial statements, the Company has entered into various research and development contracts with research organizations and other companies. Total research and development costs incurred during the year ended December 31, 2021 were RMB1,213 million and research and development costs accrued were RMB368 million as of December 31, 2021. Management applied significant judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to accrue at each reporting period end.
The principal considerations for our determination that performing procedures relating to accrued research and development expenses is a critical audit matter are the significant judgment made by management in estimating the accrued research and development expenses, including the estimation of the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements. This in turn led to a relatively high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to management’s estimation of accrued research and development costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of accrued research and development costs. These procedures also included, among others, (i) testing management’s process for estimating accrued research and development costs; (ii) evaluating the appropriateness of the method used by management to develop the estimates; (iii) evaluating the reasonableness of the estimates related to the progress of research and development activities and completion of or likelihood of achieving milestone events per underlying agreements; and (iv) testing the completeness and accuracy underlying data used to estimate accrued research and development expenses.
Revenue
Recognition—cost-to-cost
measure of progress for over time performance obligations
As described in Notes 2 and 18 to the consolidated financial statements, the Company recognizes revenue in relation to certain of its licensing and collaboration arrangements entered into with business partners. The Company’s revenues for the year ended December 31, 2021 were RMB88 million, of which approximately RMB32 million were recognized using the cost-to-cost
measure of progress for its over time performance obligations as management believes this recognition best depicts the transfer of benefits to its business partner as costs are incurred under the licensing and collaboration arrangement. Under the cost-to-cost
measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date
to the total estimated costs for completion of the performance obligations. Management applied significant judgment in estimating the total estimated costs for completion of performance obligations under such licensing and collaboration arrangement.
The principal considerations for our determination that performing procedures relating to revenue recognition—cost-to-cost
measure of progress for over time performance obligations is a critical audit matter are the significant judgment by management when determining the total estimated costs for completion of performance obligations under such licensing and collaboration arrangement, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating the audit evidence relating to management’s determination of total estimated costs for completion of performance obligations under the licensing and collaboration arrangement.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over determining the estimated costs of completion of performance obligations under certain of the Company’s licensing and collaboration arrangements. These procedures also included, among others, (i) testing management’s process for determining the estimated costs of completion of performance obligations under the respective licensing and collaboration arrangement; (ii) evaluating the reasonableness of management’s basis and obtaining evidence and underlying support for estimated cost of completion of performance obligations under such licensing and collaboration arrangement; (iii) evaluating the circumstances which may warrant a modification to a previous estimate; and (iv) performing retrospective reviews of costs incurred to evaluate management’s ability to estimate future costs to complete performance obligations.

Valuation of put right liability
As described in Notes 2 and 10 to the consolidated financial statements, the put right written by the Group to third party investors in its affiliate was recorded as a freestanding equity-linked instrument and classified as a put right liability. The fair value of the put right liability was determined by management using an option pricing model. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option, among which the spot price was determined by management using the income approach. The significant unobservable inputs used in the income approach include revenue growth rates and discount rates. The Group recognized the put right liability of RMB97 million as of December 31, 2021 and the decrease in fair value of the put right liability of RMB17 million during the year ended December 31, 2021.
The principal considerations for our determination that performing procedures relating to the valuation of put right liability is a critical audit matter are the significant judgment by management in determining the fair value of the put right liability including revenue growth rates, discount rates, estimated volatility and probability of triggering event for redemption option, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the fair value measurement of the put right liability and evaluating related audit evidence; and the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing of the effectiveness of controls relating to management’s valuation of the put right liability. These procedures also included, among others, testing management’s process for estimating the fair value of the put right liability, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness, mathematical accuracy and relevance of the underlying data used in the option pricing model and income approach, and (iii) evaluating the reasonableness of significant assumptions related to revenue growth rates, discount rates, estimated volatility and probability of triggering event for redemption option. Evaluating the reasonableness of the revenue growth rates involved considering the past performance of the affiliate, economic and industry forecasts and the cost of capital of comparable businesses and other industry factors. The estimated volatility was evaluated by considering the relevance and appropriateness of the comparable company selection for the volatility calculation. The probability of triggering event for redemption option was evaluated by considering the business development status and plan of the affiliate. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation methods and the reasonableness of the significant assumptions related to the discount rate and estimated volatility applied.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 29, 2022
We have served as the Company’s auditor since 2018.

I-MAB
Consolidated Balance Sheets
As of December 31, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
		2020	2021
	Notes	RMB	RMB	US$ (Note 2.5)
Assets
Current assets
Cash and cash equivalents		4,758,778	3,523,632	552,935
Accounts receivable	3, 18	130,498	33,081	5,191
Contract assets	3, 18	227,391	253,780	39,824
Short-term investments	2.4, 2.8	31,530	753,164	118,188
Inventories	4	—	27,237	4,274
Prepayments and other receivables	5	195,467	190,824	29,944

Total current assets		5,343,664	4,781,718	750,356
Property, equipment and software	6	25,272	45,716	7,174
Operating lease right-of-use assets	7	14,997	112,781	17,698
Intangible assets	8	120,444	119,666	18,778
Goodwill	9	162,574	162,574	25,511
Investments accounted for using the equity method	10	664,832	352,106	55,253
Other non-current assets		2,010	26,634	4,179

Total assets		6,333,793	5,601,195	878,949

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	11	560,558	593,335	93,107
Operating lease liabilities, current	7	8,058	30,669	4,813
Deferred subsidy income	2.1 5	7,509	—	—

Total current liabilities		576,125	624,004	97,920
Put right liabilities	2.4, 10	116,006	96,911	15,207
Contract liabilities	18	—	224,000	35,150
Operating lease liabilities, non-current	7	5,542	81,786	12,834
Other non-current liabilities	11	8,975	14,934	2,343

Total liabilities		706,648	1,041,635	163,454

Commitments and contingencies	22
Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2020 and 2021; 164,888,519 and 183,826,753 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	13	114	126	20
Additional paid-in capital		7,701,116	9,100,777	1,428,110
Accumulated other comprehensive loss		(50,793)	(186,510)	(29,267)
Accumulated deficit		(2,023,292)	(4,354,833)	(683,368)

Total shareholders’ equity		5,627,145	4,559,560	715,495

Total liabilities and shareholders’ equity		6,333,793	5,601,195	878,949

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

I-MAB
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended December 31,
		2019	2020	2021
	Notes	RMB	RMB	RMB	US$ (Note 2.5)
Revenues
Licensing and collaboration revenue	18	30,000	1,542,668	40,115	6,295
Supply of investigational products	4	—	—	47,911	7,518

Total revenues		30,000	1,542,668	88,026	13,813
Cost of revenues		—	—	(46,432)	(7,286)

Expenses
Research and development expenses	2.1 8	(840,415)	(984,689)	(1,212,958)	(190,340)
Administrative expenses		(654,553)	(402,409)	(899,943)	(141,221)

Income (loss) from operations		(1,464,968)	155,570	(2,071,307)	(325,034)
Interest income		30,570	24,228	21,333	3,348
Interest expense		(2,991)	(957)	—	—
Other income (expenses), net	19	(20,205)	412,892	83,162	13,050
Equity in loss of an affiliate	10	—	(108,587)	(367,883)	(57,729)
Fair value change of warrants	2.4	5,644	—	—	—

Income (loss) before income tax expense		(1,451,950)	483,146	(2,334,695)	(366,365)
Income tax benefit (expense)	12	—	(12,231)	3,154	495

Net income (loss) attributable to I-MAB		(1,451,950)	470,915	(2,331,541)	(365,870)

Net income (loss) attributable to ordinary shareholders		(1,485,001)	470,915	(2,331,541)	(365,870)

Net income (loss) attributable to I-MAB		(1,451,950)	470,915	(2,331,541)	(365,870)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax		10,747	(120,920)	(135,717)	(21,297)

Total comprehensive income (loss) attributable to I-MAB		(1,441,203)	349,995	(2,467,258)	(387,167)

Net income (loss) attributable to ordinary shareholders		(1,485,001)	470,915	(2,331,541)	(365,870)
Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic	20	7,381,230	134,158,824	174,707,055	174,707,055
Weighted-average number of ordinary shares used in calculating net income (loss) per share - diluted	20	7,381,230	157,231,652	174,707,055	174,707,055
Net income (loss) per share attributable to ordinary shareholders
—Basic	20	(201.19)	3.51	(13.35)	(2.09)
—Diluted	20	(201.19)	3.00	(13.35)	(2.09)
Net income (loss) per ADS attributable to ordinary shareholders
—Basic		(462.74)	8.07	(30.71)	(4.82)
—Diluted		(462.74)	6.90	(30.71)	(4.82)
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

I-MAB
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the Years Ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (Note 13)		Treasury stock	Additional paid-in capital	Accumulated other comprehensive income ( loss )	Accumulated deficit	Total shareholders’ equity (deficit)
	(US$0.001 par value)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	8,363,719	6	(1)	—	59,380	(1,014,489)	(955,104)
Foreign currency translation adjustments	—	—	—	—	10,747	—	10,747
Net loss	—	—	—	—	—	(1,451,950)	(1,451,950)
Share-based compensation of I-Mab	—	—	1	366,894	—	—	366,895
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	—	—	(5,283)	—	—	(5,283)
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	—	—	27,768	—	(27,768)	—

Balance as of December 31, 2019	8,363,719	6	—	389,379	70,127	(2,494,207)	(2,034,695)

F-
8

I-MAB
Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (Note 13)		Treasury stock	Additional paid-in capital	Accumulated other comprehensive income ( loss )	Accumulated deficit	Total shareholders’ equity (deficit)
	(US$0.001 par value)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	8,363,719	6	—	389,379	70,127	(2,494,207)	(2,034,695)
Foreign currency translation adjustments	—	—	—	—	(120,920)	—	(120,920)
Net income	—	—	—	—	—	470,915	470,915
Share-based compensation of I-Mab	—	—	—	402,413	—	—	402,413
Exercise of stock options	1,841,373	3	—	7,771	—	—	7,774
Issuance of ordinary shares for restricted share units (Note 17)	7,000	—	—	46	—	—	46
Conversion from convertible promissory notes (Note 15)	900,000	1	—	58,825	—	—	58,826
Capital contribution from stock option surrender (Note 17)	—	—	—	91,051	—	—	91,051
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	99,760,129	69	—	3,104,108	—	—	3,104,177
Issuance of ordinary shares to Everest	6,078,571	4	—	254,844	—	—	254,848
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	18,804,225	13	—	697,865	—	—	697,878
Issuance of ordinary shares upon private placement, net of issuance cost	29,133,502	18	—	2,543,908	—	—	2,543,926
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 10 (a))	—	—	—	41,163	—	—	41,163
Issuance of warrants	—	—	—	109,743	—	—	109,743

Balance as of December 31, 2020	164,888,519	114	—	7,701,116	(50,793)	(2,023,292)	5,627,145

F-
9

I-MAB
Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)
For the Years Ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (Note 13)		Treasury stock	Additional paid-in capital	Accumulated other comprehensive income ( loss )	Accumulated deficit	Total shareholders’ equity
	(US$0.001 par value)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	164,888,519	114	—	7,701,116	(50,793)	(2,023,292)	5,627,145
Foreign currency translation adjustments	—	—	—	—	(135,717)	—	(135,717)
Net loss	—	—	—	—	—	(2,331,541)	(2,331,541)
Share-based compensation of I-Mab	—	—	—	608,609	—	—	608,609
Exercise of stock options	8,227,843	5	—	51,310	—	—	51,315
Issuance of ordinary shares for restricted share units (Note 17 (f))	5,369,140	4	—	8,547	—	—	8,551
Exercise of warrants (Note 16 (b))	5,341,267	3	—	672,661	—	—	672,664
Ordinary shares surrendered by a shareholder	(16)	—	—	—	—	—	—
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 10 (a))	—	—	—	58,534	—	—	58,534

Balance as of December 31, 2021	183,826,753	126	—	9,100,777	(186,510)	(4,354,833)	4,559,560

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

I-MAB
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Cash flows from operating activities
Net income (loss)	(1,451,950)	470,915	(2,331,541)	(365,870)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation of property, equipment and software	9,831	12,743	13,776	2,162
Amortization of intangible assets	—	1,556	778	122
Loss on disposal of property, equipment and operating lease right-of-use asset	—	8	288	45
Fair value change of warrants	(5,644)	—	—	—
Fair value change of put right liabilities	—	(3,024)	(16,628)	(2,609)
Fair value change of other financial assets	(42)	—	—	—
Equity in loss of affiliates	—	108,587	367,883	57,729
Share-based compensation	366,895	493,464	608,609	95,504
Loss on termination agreement with Everest	23,039	—	—	—
Amortization of right-of use assets and interest of lease liabilities	5,803	8,837	19,582	3,073
Gains on deconsolidation of a subsidiary	—	(407,598)	—	—
Fair value change of short-term investments	(703)	(11,288)	(30,360)	(4,764)
Changes in operating assets and liabilities
Accounts receivable	—	(130,498)	97,417	15,287
Contract assets	11,000	(227,391)	(26,389)	(4,141)
Prepayments and other receivables	(48,831)	(58,692)	(5,155)	(810)
Inventories	—	—	(27,237)	(4,274)
Accruals and other payables	188,375	173,713	152,101	23,868
Contract liabilities	—	—	224,000	35,150
Advance from customers	(14,151)	—	—	—
Research and development funding received	53,148	—	—	—
Other non-current liabilities	—	7,474	5,959	935
Deferred subsidy income	1,420	3,589	(7,509)	(1,178)
Lease liabilities	(6,172)	(8,837)	(18,667)	(2,929)

Net cash generated from (used in) operating activities	(867,982)	433,558	(973,093)	(152,700)

Cash flows from investing activities
Purchase of property, equipment and software	(12,241)	(8,008)	(29,932)	(4,697)
Capital injection in an affiliate	—	—	(6,000)	(942)
Proceeds from disposal of short-term investments	102,703	2,503,749	9,482,040	1,487,939
Purchase of short-term investments	(134,000)	(2,491,991)	(10,173,314)	(1,596,414)
Cash disposed of resulting from deconsolidation of a subsidiary	—	(257,651)	—	—
Cash received from disposal of other financial assets	256,000	—	—	—
Cash received from repayment of loans due from an affiliate	—	52,000	—	—

Net cash generated from (used in) investing activities	212,462	(201,901)	(727,206)	(114,114)

F-
11

I-MAB
Consolidated Statements of Cash Flows (Continued)
For the Years ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Cash flows from financing activities
Proceeds from issuance of convertible preferred shares, net of issuance cost	183,536	—	—	—
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	—	726,300	—	—
Payment of issuance cost for initial public offering and over-allotment	(827)	(27,595)	—	—
Proceeds from private placement	—	2,789,699	—	—
Payments of the issuance cost in relation to private placement	—	(7,244)	(128,786)	(20,209)
Payments of cost in relation to planned dual listing	—	—	(9,820)	(1,541)
Proceeds from exercise of warrants	—	—	672,664	105,556
Proceeds from exercise of stock options	—	9,275	51,315	8,052
Proceeds from issuance of ordinary shares for restricted share units	—	46	8,551	1,342
Proceeds from bank borrowings	50,000	—	—	—
Repayment of bank borrowings	(80,000)	(50,000)	—	—
Prepayment for stock repurchase program	—	(34,859)	—	—
Cash received from collection of prepayment for stock repurchase program	—	34,859	—	—

Net cash generated from financing activities	152,709	3,440,481	593,924	93,200

Effect of exchange rate changes on cash, cash equivalents and restricted cash	15,163	(106,643)	(128,771)	(20,207)
Net increase (decrease) in cash, cash equivalents and restricted cash	(487,648)	3,565,495	(1,235,146)	(193,821)
Cash, cash equivalents and restricted cash, beginning of year	1,680,931	1,193,283	4,758,778	746,756

Cash, cash equivalents and restricted cash, end of the year	1,193,283	4,758,778	3,523,632	552,935

F-
12

I-MAB
Consolidated Statements of Cash Flows (Continued)
For the Years ended December 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	6,172	8,837	18,667	2,929
Right-of-use assets obtained in exchange for operating lease obligations	8,595	7,459	118,436	18,585
Other supplemental cash flow disclosures
Interest paid	2,991	957	—	—
Non-cash activities
Payables for purchase of property, equipment and software	—	—	6,679	1,048
Accrued initial public offering costs payable	17,504	—	—	—
Accrued planned dual listing costs payable	—	—	4,793	752
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	5,283	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	27,768	—	—	—
Accrued private placement offering costs payable	—	128,786	—	—
Ordinary shares issued to Everest	—	254,848	—	—
Conversion of preferred shares to ordinary shares	—	3,104,177	—	—
Conversion of convertible promissory notes to ordinary shares	—	58,826	—	—
The accompanying notes are an integral part of these consolidated financial statements
.

F-
13

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
As of
December 31, 2021, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect ownership by the Company	Principal activities
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Shanghai	PRC	August 24, 2016	100%	Research and development of innovative medicines
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	PRC	July 15, 2017	100%	Research and development of innovative medicines
I-Mab Biopharma US Ltd.	U.S.	February 28, 2018	100%	Research and development of innovative medicines
Zhejiang Tianli Pharmaceutical Sales Co., Ltd.	PRC	September 29, 2021	100%	Sales and distribution of medicine products

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
The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 10).
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
As of December 31, 2021, the Group determined that the one entity subject to the consolidation guidance is a VIE for which the Group is not the primary beneficiary.

F-1
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of short-term investments, warrants and put right liabilities, impairment of accounts receivables, contract assets, other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use
assets and lease liabilities, variable consideration in collaboration revenue arrangements, determination of the standalone selling price of each performance obligation in the Company’s revenue arrangements, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and provision for ongoing litigation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.
2.4 Fair value measurements
Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, other receivables, short-term borrowings, accruals and other payables, and put right liabilities. As of December 31, 2020 and 2021, except for short-term investments and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group reports short-term investments and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive income (loss).

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
Assets and liabilities measured at fair value on a recurring basis
The Group measures its short-term investments and put right liabilities at fair value on a recurring basis. As the Group’s short-term investments and put right liabilities are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of short-term investments and put right liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.
The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2020 and 2021:

	As of December 31, 2020
	Active market	Observable input	Non- observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	31,530	31,530

Liabilities
Put right liabilities	—	—	116,006	116,006

	As of December 31, 2021
	Active market (Level 1)	Observable input (Level 2)	Non- observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	753,164	753,164

Liabilities
Put right liabilities	—	—	96,911	96,911

F-1
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.4 Fair value measurements (continued)

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Short-term investments	Put right liabilities
Fair value of Level 3 financial assets and liabilities as of December 31, 2019	32,000	—
Purchase of short-term investments	2,491,991	—
Disposal of short-term investments	(2,503,749)	—
Grant of put right liabilities	—	124,321
Fair value changes	11,288	(3,024)
Currency translation differences	—	(5,291)

Fair value of Level 3 financial assets and liabilities as of December 31, 2020	31,530	116,006

Purchase of short-term investments	10,173,314	—
Disposal of short-term investments	(9,482,040)	—
Fair value changes	30,360	(16,628)
Currency translation differences	—	(2,467)

Fair value of Level 3 financial assets and liabilities as of December 31, 2021	753,164	96,911

See Note 10 for additional information about Level 3 put right liabilities measured at f
a
ir value on a recurring basis for the year ended December 31, 2020 and 2021.

F-1
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5 Foreign currency translation
The Group uses Chinese Renminbi (“RMB”) as its reporting currency. The United States Dollar (“US$”) is the functional currency of the Group’s entities incorporated in the Cayman Islands, the United States of America (“U.S.”) and Hong Kong, and the RMB is the functional currency of the Company’s PRC subsidiaries.
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
The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income (loss). The exchange rates used for translation on December 31, 2020 and 2021 were US$1.00 = RMB6.5249 and RMB6.3757 respectively, representing the index rates stipulated by the People’s Bank of China.
Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss), consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 3
0
, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.
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

2.7 Accounts receivable
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
2.9 Inventories
Prior to the regulatory approval of product candidates, the Company may incur expenses for the manufacture of drug product to support the commercial launch of those products. Until the date at which regulatory approval has been received or is otherwise considered probable, all such costs are recorded as research and development expenses as incurred.
Investigational products for external supply are capitalized as inventories with probable future economic benefit. Inventories are stated at the lower of cost and net realizable value, with cost determined in a manner that approximates the first-in, first-out method. The Company periodically analyzes its inventory levels, and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its estimated realizable value and inventory in excess of expected sales requirements as cost of product sales. The determination of whether inventory costs will be realizable requires estimates by management. If actual market conditions are less favorable than projected by management, additional write-downs of inventory may be required, which would be recorded in the consolidated statements of comprehensive income (loss).
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

2.1
1
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
Intangible assets with finite useful lives are amortized over their useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Group. The Group uses the straight-line amortization method when the economic benefits of the intangible assets are consumed or otherwise used up cannot be reliably determined. In particular, the Group amortizes the contract related intangible assets with finite useful lives over 10 to 20 years on a straight-line basis in accordance with the economic life of the out-licensed patent. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If circumstances require an intangible asset be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. For intangible assets with finite useful life, the impairment loss is recognized in cost of revenues in the consolidated statements of comprehensive income (loss).
2.1
2
 Impairment of long-lived assets
Long-lived assets, such as property, plant, and software, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2019, 2020 and 2021, there was no impairment of the value of the Group’s long-lived assets.

F-
2
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
The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. For the years ended December 31, 2019, 2020 and 2021, the Group determined that there were no indicators of impairment of the goodwill.
2.1
4
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
The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

F-
22

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1
5
 Deferred subsidy income
Deferred subsidy income consists of deferred income from government grants. Government grants mainly consist of cash subsidies received by the Group’s subsidiaries in the PRC from local governments as support on expenses relating to certain projects. Grants received with government specified performance obligations are recognized as other income when all the obligations have been satisfied. If such obligations are not satisfied, the Group may be required to refund the subsidy. The Group recorded cash grants of RMB7,509 and nil and in deferred subsidy income as of December 31, 2020 and 2021 respectively.
2.1
6
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

F-
23

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1
6
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

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1
6
Revenue recognition (continued)

Supply of investigational products

Revenue from supply of investigational products is recognized when there is a transfer of control from the Group to the customer. The Group determines transfer of control based on when the product is delivered, and title passed to the customer. Sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.
Contract assets and liabilities
Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts. The Group does not have impairment losses associated with contracts with customers for the years ended December
31, 2019,
2020 and 2021.
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
Cost-to-cost measure of progress for over time performance obligations
Under the Group’s certain licensing and collaboration arrangement entered into with a business partner, the Group recognized revenue using the cost-to-cost measure of progress for its over time performance obligations as this recognition best depicts the transfer of benefits to its business partner as costs are incurred under the licensing and collaboration arrangement. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date to the total estimated costs for completion of the performance obligations. The Group applied significant judgment in estimating the total estimated costs for completion of performance obligations under such licensing and collaboration arrangement.
2.1
7

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
2.1
8
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
The Group applied significant judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end. The process of estimating its research and development expenses involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated costs incurred for the services when the Group has not yet been invoiced or otherwise notified of the actual costs.
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
2.1
9
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

2.
20
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
2.2
1
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

2.2
2
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
2.2
3
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

2.2
4
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
2.2
5
 Income (loss) per share
Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method,
shares issuable upon the issuance of ordinary shares to be issued to Everest using the if-converted method,
shares issuable upon the conversion of the convertible promissory notes using the if-converted method,
shares issuable upon the exercise of share options using the treasury stock method, shares issuable upon the issuance of ordinary shares for restricted shares units using the treasury stock method, and shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such shares would be anti-dilutive.
2.2
6
 Adopted accounting pronouncements
In December 2019, the FASB issued ASU
2019-12 — Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date
loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based
tax, (2) requires an entity to evaluate when a
step-up
in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Group adopted ASU
No. 2019-12
from January 1, 2021, which did not have a material impact on the Group’s consolidated financial statements.
In January 2020, the FASB issued Accounting Standards Update
No. 2020-01,
Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph
815-10-15-141
to determine the accounting for those forward contracts and purchased options. The Company adopted ASU
No. 2020-01
from January 1, 2021, which did not have a material impact on the Group’s consolidated financial statements.

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2
7
 Recent accounting pronouncements
In March 2020, the FASB issued ASU
2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU
2020-04
are effective for the Company as of March 12, 2020 through December 31, 2022. The Company will evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.
In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of ASU 2021-04 on its consolidated financial statements.
In July 2021, the FASB issued ASU
2021-05,
Lessors—Certain Leases with Variable Lease (“ASU
2021-05”).
It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The Group will adopt this standard in 2022, and do not expect the adoption of this standard will have a material impact on the Group’s consolidated financial statements.
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU
2021-08”).
It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. ASU
2021-08
is effective for the Company from January 1, 2023, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

F-
30

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS
Accounts receivable and contract assets, net of allowance for credit losses, consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Accounts receivable, gross	130,498	33,081	5,191
Allowance for credit losses	—	—	—

Accounts receivable, net	130,498	33,081	5,191

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Contract assets, gross	227,391	253,780	39,824
Allowance for credit losses	—	—	—

Contract assets, net	227,391	253,780	39,824

No allowance for credit losses was recorded as of December
31
,
2020
and
2021
.
4. Inventories
Inventories consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Investigational products	—	27,237	4,274

In April 2021
,
the Group entered into a master clinical supply agreement with AbbVie. Inc for the supply of investigational products for use in the clinical trials. For the year ended December 31, 2021, the Group recognized revenue of
RMB47,911 for
the products delivered to AbbVie. Inc. The inventories balance as of December 31, 2021 represented the investigational products that have been produced by the contract manufacturer and transferred control to the Group.

F-
31

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Prepayments:
- Prepayments to CRO vendors	83,140	79,568	12,486
- Prepayments for other services	2,550	906	142
- Prepayments to an affiliate (Note 23)	—	8,079	1,268
Receivables due from an affiliate (Note 23)	21,212	—	—
Value-added tax recoverable	63,664	89,578	14,057
Rental deposits	1,766	616	97
Interest receivables	236	—	—
Others	22,899	12,077	1,894

	195,467	190,824	29,944

6. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software consist of the following:

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Cost
Laboratory equipment	30,808	36,295	5,696
Leasehold improvement	13,842	18,945	2,973
Software	9,990	11,071	1,737
Office furniture and equipment	1,531	2,468	387

Total property, equipment and software	56,171	68,779	10,793
Less: accumulated depreciation and amortization	(30,899)	(44,162)	(6,930)

Net book value	25,272	24,617	3,863
Construction in progress	—	21,099	3,311

Total net book value of property, equipment and software	25,272	45,716	7,174

The total amounts charged to the consolidated statements of comprehensive income/(loss) for depreciation and amortization expenses amounted to approximately RMB9.8 million, RMB12.7 million and RMB13.8 million, for the years ended December 31, 2019, 2020 and 2021, respectively.

F-
32

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. LEASES
As of December 31, 2021, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2028. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.
Information related to operating leases as of December 31, 2020 and 2021 is as follows (in thousands, except for percentages and years).

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Assets
Operating lease right-of-use assets	14,997	112,781	17,698
Liabilities
Operating lease liabilities, current	8,058	30,669	4,813
Operating lease liabilities, non-current	5,542	81,786	12,834
Weighted average remaining lease term (years)	1.7	3.6	3.6
Weighted average discount rate	5%	5%	5%

Information related to operating lease activity during the years ended December 31, 2020 and 2021 is as follows:

	For the Year Ended
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Operating lease rental expense
Amortization of right-of-use assets	5,260	8,158	16,997	2,667
Expense for short-term leases within 12 months	592	—	16	3
Interest of lease liabilities	543	679	2,585	406

	6,395	8,837	19,598	3,076

F-
33

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
7. LEASES (CONTINUED)

Maturities of lease liabilities were as follows:

	As of December 31,
	2021
	RMB	US$ (Note 2.5)
2022	35,359	5,549
2023	38,120	5,982
2024	33,305	5,226
2025	5,399	847
2026	5,501	863
Thereafter	4,949	776

Total undiscounted lease payments	122,633	19,243
Less: imputed interest	(10,178)	(1,596)

Total lease liabilities	112,455	17,647

F-3
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. INTANGIBLE ASSETS
Intangible assets as of December 31, 2020 and 2021 are summarized as follows:

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(1,556)	10,114
IPR&D TJ101	110,330	—	110,330

Total intangible assets	122,000	(1,556)	120,444

	As of December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(2,334)	9,336
IPR&D TJ101	110,330	—	110,330

Total intangible assets	122,000	(2,334)	119,666

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
IPR&D related to TJ103 was subsequently determined to have a finite useful life as a result of an out-licensing
arrangement. Consequently, the Group uses the straight-line method to amortize the asset. The amortization for the years ended December 31, 2019, 2020 and 2021 was nil, 1,556, and RMB778
respectively. The estimated amortization expense for each of the five succeeding fiscal years is
RMB778.
On September 15, 2020,
I-Mab
Hong Kong and Genexine, Inc. entered into amendments to Intellectual Property License Agreement with
I-Mab
Hangzhou to assign and transfer all the rights and obligations related to TJ102 to
I-Mab
Biopharma (Hangzhou) Limited
(“I-Mab
Hangzhou”), pursuant to an equity transfer and investment agreement entered into between
I-Mab
Hong Kong and various parties (see Note 10).
As of December 31, 2020 and 2021, there was no impairment of the value of the Group’s intangible assets.

F-3
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. GOODWILL
On July 15, 2017, the Group acquired 66.67% of the equity interests in the Tasgen Group by issuing convertible preferred shares, and controlled the board of directors and business of
I-Mab
Tianjin since then. Tasgen Group is principally engaged in the research and development of innovative medicines and the Group acquired Tasgen Group for its research team, technical experience, and IPR&D pipeline assets (see Note 8). As of December 31, 2020 and 2021, the goodwill of RMB162,574 represented the goodwill generated from the aforementioned acquisition of Tasgen Group and the business of Tasgen Group was fully integrated into the Company after the acquisition.
As of December 31, 2020 and 2021, the Group performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Group’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount and therefore the Group’s goodwill was not impaired.
10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

(a)	Investments accounted for using the equity method
Investment in
I-Mab
Hangzhou
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
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The 10% equity is represented by
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
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The 40% equity is represented by
I-Mab
Hangzhou’s registered capital of US$12 million, and after acquiring such equity of
I-Mab
Hangzhou, Domestic Investors would pay US$120 million collectively in cash to
I-Mab
Hangzhou to fulfil its capital contribution obligations.

F-3
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

(a)	Investments accounted for using the equity method (continued)

Investment in
I-Mab
Hangzhou (continued)

Upon closing of the SPA, the registered capital of
I-Mab
Hangzhou remained to be US$30 million. As of December 31, 2020, among the total 25,500,000 outstanding shares of
I-Mab
Hangzhou, 13,500,000 shares were held by
I-Mab
Hong Kong while the remaining 12,000,000 shares was held by Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December 31, 2020. Once all these 4,500,000 subscribed shares of
I-Mab
Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in
I-Mab
Hangzhou held by
I-Mab
Hong Kong, Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the year ended December 31, 2021, 750,000 shares were issued to Management Holdco.
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

Pipeline candidate related matters are considered to be the activities that most significantly impact the economic performance of I-Mab Hangzhou at the current stage, and these matters cannot be acted without the consent from Investors Directors.
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
A gain of RMB407,598 was recognized as a result of the deconsolidation in September 2020. The gain represented the difference between:

i)	The fair value of the retained noncontrolling investment in I-Mab Hangzhou at the Closing Date; and

ii)	The aggregate of all of the following:

a)	the carrying amount of transferred intellectual property related to TJ102 at the Closing Date (see Note 7);

b)	the fair value of the put right liabilities written by I-Mab Hong Kong to Domestic Investors;

c)	the carrying amount of I-Mab Hangzhou’s net assets at the Closing Date.

F-3
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

(a)	Investments accounted for using the equity method (continued)

Investment in
I-Mab
Hangzhou (continued)

Subsequently, pursuant to the
I-Mab
Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of
I-Mab
Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. The Group recognized RMB67,425 in equity in loss of an affiliate in the consolidated statements of comprehensive income for the period from September 15, 2020 to December 31, 2020, and in investment accounted for using the equity method in the consolidated balance sheet as of December 31, 2020. The Group recognized RMB309,208 in equity in loss of an affiliate in the consolidated statements of comprehensive loss for the year ended December 31, 2021, and in investment accounted for using the equity method in the consolidated balance sheet as of December 31, 2021.
The purchase price of US$3 million committed by Management Holdco under SPA, representing 10% of the equity of
I-Mab
Hangzhou, is significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess is considered as share-based compensation to the
I-Mab
Hangzhou’s management for the services to be used or consumed in the
I-Mab
Hangzhou’s own operations. The share-based compensation is considered granted upon the Closing Date and cliff vests after five years of service since the Closing Date. Consequently, the Group recognizes its proportionate share of the compensation expense recorded by
I-Mab
Hangzhou. For the period from September 15, 2020 to December 31, 2020, the Group recognized RMB8,456 in equity in loss of affiliates in the Group’s consolidated statements of comprehensive income. For the year ended December 31, 2021, the Group recognized RMB28,236 in equity in loss of affiliates in the consolidated financial statements of comprehensive loss.
Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to
I-Mab
Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (“2020 Plan”, see Note 17(f)). These individuals continued to qualify the definition of the eligible participants under the 2020 Plan after the Closing Date. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that
I-Mab
Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of
I-Mab
Hangzhou are not providing proportionate value to sponsor the 2020 Plan nor is the Group receiving any consideration for the awards granted to employees of
I-Mab
Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred at the same period as the costs are recognized by
I-Mab
Hangzhou. For the year ended December 31, 2020 and 2021, such expenses of RMB32,707 and RMB13,267 were recorded in the equity in loss of affiliates in the consolidated statements of comprehensive income (loss), respectively.
In March 2021,
I-Mab
Hangzhou granted stock options to its employees and recognized share-based compensation expenses of RMB17,031 for the year ended December 31, 2021. Pursuant to the
I-Mab
Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of
I-Mab
Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. Accordingly, the Group recorded RMB17,031 in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss for the year ended December 31, 2021 and in additional paid-in
capital in the consolidated balance sheet as of December 31, 2021.

F-3
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

(a) Investments accounted for using the equity method (continued)

Investment in
I-Mab
Hangzhou (continued)

As of December 31, 2020 and 2021, the carrying value of the Group’s long-term investment in
I-Mab
Hangzhou RMB664,832 and RMB346,247, respectively.
Other long-term investment measured under equity method
In July 2021, the Group, as a limited partner, entered into a partnership agreement with other investors and subscribed RMB20,000 for a 4% equity interest in a partnership located in Hangzhou. In August 2021, the Group paid the initial investment of RMB6,000 to the partnership. Pursuant to the partnership agreement, the Group, as a limited partner, shall not participate in any activities in relation to management of the investment business. In addition, members of the investment committee shall only be appointed by the general partner.

For the year ended December 31, 2021, the Group recorded RMB141 in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss.
As of December 31, 2021, the carrying value of the Group’s long-term investment in this affiliate was RMB5,859.
The Group presented the summarized financial information of the Group’s long-term investment measured under equity method below in accordance with Rule
4-08
of Regulation
S-X
(RMB in thousands).

	For the period from September 15, 2020 to December 31, 2020	For the year ended December 31, 2021
	I-Mab Hangzhou	I-Mab Hangzhou	Other equity investments
Operating data:
Revenue	271	5,660	—
Loss from operations	(85,945)	(295,186)	(3,513)
Net Loss	(85,945)	(290,586)	(3,513)

	As of December 31,	As of December 31,
	2020	2021
	I-Mab Hangzhou	I-Mab Hangzhou	Other equity investments
Balance sheet data:
Current assets	923,010	602,047	20,037
Non-current assets	810,623	1,207,132	40,000
Current liabilities	31,519	168,763	50
Non-current liabilities	10,933	176,436	—
Non-controlling interests	—	—	—

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

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
The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (finnerty model) to estimate the fair value of the put right using the following assumptions:

	As of December 31,		As of December 31,
	2020		2021
Expected terms (Year)		3.7		2.7
Estimated volatility		55.9%		34.5%
Spot price	US$	143,804	US$	171,134
Probability of triggering event for redemption option		65%		70%
The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable company for a period with length commensurate to the expected terms of redemption event. The spot price was determined using the income approach with assistance from an independent third-party valuation firm. The significant unobservable inputs used in the income approach include revenue growth rates and discount rates. The Group’s management is ultimately responsible for the determination of the spot price and probability of triggering event for redemption option.
Significant decreases in interval between valuation date and maturity date, estimated volatility, spot price and probability of triggering event for redemption option would result in a significantly lower fair value measurement.

F-
40

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. ACCRUALS AND OTHER PAYABLES

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Current:
Staff salaries and welfare payables	94,133	52,526	8,242
Accrued external research and development activities related expenses	218,583	367,976	57,743
Accrued cost in relation to planned dual listing	2,010	4,793	752
Accrued private placement offering costs payable	128,786	—	—
Termination fee (Note 18)	—	57,381	9,004
Non-refundable incentive payment from depositary bank (1)	2,424	2,369	372
Accrued traveling expenses, office expenses and others	114,622	108,290	16,994

	560,558	593,335	93,107

Non-current:
Non-refundable incentive payment from depositary bank (1)	7,474	4,934	774
Non-refundable payment received in relation to the exclusive promotion right granted to a third party (2)	—	10,000	1,569
Advance payment received from an employee for exercise of stock options	1,501	—	—

	8,975	14,934	2,343

Total	569,533	608,269	95,450

(1)
The Group received a
non-refundable
incentive payment of US$1,857 (equivalent to approximately RMB12,982) from depositary bank in April 2020. The amount was recorded ratably as other gains over a five-year arrangement period. For the years ended December 31, 2020 and 2021, the Group has recorded RMB2,348 and RMB2,395 as other income in the consolidated statements of comprehensive income (loss) respectively.

(2)
In November 2021, the Group entered into a collaboration agreement with a third party located in China to grant the third party an exclusive right to conduct promotion activities for the TJ202 drug products in designated hospitals after the commercialization of TJ202 in future years. In November 2021, the Group received a non-refundable
payment of RMB10,000 from the third party and recorded it as the non-current
liabilities in the consolidated balance sheet as of December 31, 2021. This amount will be recorded as the deduction of the selling expenses after the commercialization of TJ202 products.

F-
41

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
Hong Kong
I-Mab Biopharma
Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2019, 2020 and
2021, I-Mab Biopharma
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
I-Mab Shanghai has been qualified as “High and New Technology Enterprise” and enjoys a preferential income tax rate of 15% from 2021 to 2023.
The Company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

F-
42

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12. INCOME TAXES (CONTINUED)
China (continued)

No provision for corporate income taxes for corresponding tax residents has been made because the Group are in cumulative loss positions for all the periods presented. During the year ended December 31, 2020, the Group accrued withholding taxes with the amount of RMB12,231 in relation to research and development service and other supporting service charges made by its non-PRC
tax resident subsidiaries to its PRC tax resident subsidiaries. As the actual withholding taxes paid to local tax bureau was RMB9,077, the Group reversed the tax expenses of RMB3,154 in the year ended December 31, 2021.
Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2.5)
Income (loss) before income tax	(1,451,950)	483,146	(2,334,695)	(366,365)
Income tax computed at respective applicable tax rate	(148,871)	66,044	(410,899)	(64,479)
Non-deductible expenses	87,021	72,256	68,400	10,733
Research and development expenses plus deduction	(9,254)	(60,776)	(50,530)	(7,929)
True up of withholding tax expenses	—	—	(3,154)	(495)
Changes in valuation allowance	71,104	(65,293)	393,029	61,675

	—	12,231	(3,154)	(495)

Effect of tax holidays entitled by the PRC subsidiaries on basic income (loss) per share	9.55	0.34	(0.84)	(0.13)
The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2.5)
Deferred tax assets:
Net operating loss carryforward	107,344	380,695	59,739
Depreciation and amortization of property, equipment, software and intangible asset, net	30,417	41,020	6,437
Share-based compensation expenses	—	59,296	9,305
Accrual expense	10,568	30,172	4,735
Less: valuation allowance	(100,204)	(493,233)	(77,399)

Total deferred tax assets	48,125	17,950	2,817

Deferred tax liabilities:
Acquired intangible assets	18,067	17,950	2,817
Contract assets	30,058	—	—

Total deferred tax liabilities	48,125	17,950	2,817

Deferred tax assets, net	—	—	—

F-
43

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12. INCOME TAXES (CONTINUED)

Movement of the valuation allowance is as follows:

	Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2.5)
Balance as of January 1	(94,511)	(165,497)	(100,204)	(15,724)
Additions	(71,104)	(36,061)	(393,029)	(61,675)
Utilization and reversal of valuation allowances	—	89,154	—	—
Decrease due to the change of tax rate	118	12,200	—	—

Balance as of December 31	(165,497)	(100,204)	(493,233)	(77,399)

As of December 31, 2021, the Group had a majority of net operating losses of approximately RMB1,891,099 which arose from the subsidiaries established in the PRC. The tax losses carried forward various in the PRC will expire during the period beginning from 2022 to 2031 based on entity’s preferential tax status.
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
The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses together with other deferred tax assets will not be utilized in the foreseeable future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2020 and 2021.
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.
13. ORDINARY SHARES
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
13. ORDINARY SHARES (CONTINUED)

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
B-2
Preferred Shares, 31,046,360 Series C Preferred Shares and 3,857,143 Series
C-1
Preferred Shares were converted into 30,227,056, 23,288,783, 3,714,580, 3,571,427, 34,420,469 and 4,537,814 ordinary shares, respectively.
On July 15, 2020, the Company’s Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Group. The Company made a total prepayment of US$5,000 (equivalent to RMB34,051) for the share repurchase. The prepayment was collected subsequently in October 2020. No repurchase activity was taken place for the year ended December 31, 2021.
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
I-Mab’s
Board of Directors.
The private placement comprises (1) the sale to the Investors of the Group’s 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS amounting to approximately US$418 million; and (2) warrants (the “Investor Warrants”, see Note 16(b)) to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the Investor Warrants are fully exercised. The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement. All of the warrants were exercised by the Investors during the year ended December 31, 2021.
The subscription agreement with the Hillhouse entities contemplates two closings. The first closing occurred on September 11, 2020, and the second closing is conditioned upon an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director and the lemzoparlimab out-licensing
agreement with
AbbVie Ireland Unlimited Group (“AbbVie”)
(see Note 18) being or remaining effective. Upon the first closing, 20,421,378 ordinary shares and 3,744,032 Investor Warrants were issued to the Investors for total gross proceeds of approximately US$293.0 million. On December 17, 2020, the Group entered into a written amendment made to the subscription agreement with the Hillhouse entities, which removed one of the two conditions for the second closing that an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director. The second closing occurred as the other condition was satisfied and 8,712,124 ordinary shares as well as 1,597,235 Investor Warrants were issued to the Hillhouse entities for total gross proceeds of approximately US$125.0 million. The total net proceeds, netting of issuance cost, from the private placement was US$397.2 million (equivalent to RMB2,653,669).
As of December 31, 2021, 10,069,216 stock options were exercised, and 5,376,140 restricted share units were issued as ordinary shares.

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
A-2
Preferred Shares and Series
A-3
Preferred Shares are also referred to as Series A Preferred Shares.
On September 22, 2017, the Company issued 15,894,594 shares of Series B Preferred Shares with a consideration of US$52,546 (equivalent to approximately RMB346,515). In connection with the Series B Preferred Shares issuance, the Company also issued convertible promissory notes that are convertible into Series
B-1
Preferred Shares (“2017 Notes” and see Note 15) and 5,633,780 warrants to purchase its Series
B-2
Preferred Shares (“Series B Warrant” and see Note 16).
Concurrently with the Company’s issuance of Series B Preferred Shares, the Company also completed a round of onshore financing with respect to the Group’s subsidiary
I-MAB
Tianjin (“Series B Onshore Financing”). Series B Onshore Financing comprised 1) capital injection to
I-Mab
Tianjin by a number of investors (“Series B Onshore Investors”) (see Note 15), 2)
I-Mab
Tianjin’s issuance of convertible loans (“Onshore Convertible Loans” and see Note 15), and 3) the Company’s issuance of 2,620,842 warrants to purchase its Series
B-2
Preferred Shares (“Series B Warrants” and see Note 16).
On June 29, 2018, the Company issued total 8,361,823 shares of Series
A-3
Preferred Shares upon exercise of Series
A-3
Option held by its holder.
On June 29, 2018, the Company issued 2,535,201 shares of Series
B-1
Preferred Shares upon conversion of 2017 Notes and issued 2,253,512 shares of Series
B-2
Preferred Shares upon exercise of Series B Warrant by Series B preferred shareholders.
On June 29, 2018, the Company issued 5,938,640 shares of Series B Preferred Shares upon exercise of the Series B Option held by a Series B Onshore Investor and issued 947,218 shares of Series
B-1
Preferred Shares upon conversion of Onshore Convertible Loans by a Series B Onshore Investor (see Note 15), respectively.
On July 6, 2018, the Company issued 1,455,549 shares of Series B Preferred Shares upon exercise of the Series B Option held by a Series B Onshore Investor, issued 232,161 shares of Series
B-1
Preferred Shares upon conversion of Onshore Convertible Loans by a Series B Onshore Investor (see Note 15) and issued 1,048,337 shares of Series
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

15. CONVERTIBLE PROMISSORY NOTES AND ONSHORE CONVERTIBLE LOANS
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

F-
51

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
(b) Warrants to purchase ordinary shares
As mentioned in Note 13, on September 3, 2020, the Group entered into definitive subscription agreements with the Investors to raise approximately US$418 million through a private placement, which comprises the Investor Warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS.

F-
52

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
16. WARRANTS (CONTINUED)
(b) Warrants to purchase ordinary shares (Continued)

The Subscription Agreement with the Hillhouse entities contemplates two closings. In the first closing occurred on September 11, 2020 and second closing occurred on December 17, 2020, the Investor Warrants were issued with fixed exercise prices of US$45.00 per ADS (equivalent to US$19.57 per share). The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement. The number of common share purchasable upon exercise of the Investor Warrants shall be proportionally adjusted to reflect any share dividend, share split, combination of shares or reverse share split, or other similar event affecting the number of outstanding common shares. All of the warrants were exercised by the Investors during the year ended December 31, 2021.
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
The Group determined the fair value of the warrants with the assistance of an independent third-party valuation firm. The Group used the binomial model to estimate the fair value of the warrant on September 11, 2020 and December 17, 2020 when the Investor Warrants were issued using the following assumptions:

	As of September 11,	As of December 17,
	2020	2020
Risk-free rate of return	0.12%	0.08%
Maturity date	September 11, 2021	December 17, 2021
Estimated volatility rate	60.72%	59.56%
Exercise price	US$19.57	US$19.57
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

F-
53

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SHARE-BASED COMPENSATION
(a) Restricted shares
In
October 2016
, the Founders entered into an arrangement with other investors of the Company, and the
87,441
ordinary shares issued to the Founders in
June 2016
were canceled and out of the remaining
3,932,113
ordinary shares held by the Founders,
70
% became restricted and subject to service vesting conditions, that will
vest
20
%,
20
% and
30
% over the next three years, respectively. There shall be no acceleration of the vesting schedule except that, in case of a change of control of the Company or a Qualified Public Offering, or the termination of the Founder’s employment with the Group without cause.
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
Share-based compensation expenses related to restricted shares were included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	470	—	—	—
Administrative expenses	1,096	—	—	—

	1,566	—	—	—

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
For the year ended December 31, 2019, the Group granted 640,000 stock options to its employees (all with an exercise price of US$1
)
. The Group did not grant any stock options to employees for the years ended December 31, 2020 and 2021. 6,790,924 and 2,569,017 stock options were exercisable as of December 31, 2020 and 2021, respectively.
The following table sets forth the stock options activities of 2017 Plan for the periods presented:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2018	13,005,596	0.95	8.61	70,129

Granted	640,000	1.00	—	—
Forfeited	(397,500)	1.00	—	—
Repurchased (Note 17(d))	(3,435,215)	1.00	—	—

Outstanding as of December 31 ,2019	9,812,881	0.93	7.76	47,671
Forfeited	(338,876)	1.00	—	—
Exercised	(1,439,373)	0.72	—	—
Surrendered (Note 17(h))	(332,566)	1.00	—	—

Outstanding as of December 31 ,2020	7,702,066	0.97	6.75	150,415
Exercised	(5,122,549)	0.96	—	—
Forfeited	(10,500)	1.00	—	—

Outstanding as of December 31 ,2021	2,569,017	1.00	5.79	50,361

Exercisable as of December 31, 2021	2,569,017	1.00	5.79	50,361

F-5
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(b) 2017 Employee Stock Option Plan (“2017 Plan”) (continued)

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year ended December 31,
2019
Expected volatility	54.64%
Risk-free interest rate (per annum)	2.15%
Exercise multiple	2.80
Expected dividend yield	—
Time to maturity (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Time to maturity equals to the contract life of the option.
A summary of
non-vested
stock option activities for the year ended December 31, 2021 is presented below:

	Number of shares	Weighted average Grant date fair value US$
Non-vested at December 31, 2020	911,142	4.96
Vested	(900,642)	4.96
Forfeited	(10,500)	5.65

Non-vested at December 31, 2021	—	—

Since the exercisability was dependent upon the listing, and it was not probable that this performance condition could be achieved until a listing, no share-based compensation expense relating to the 2017 Plan was recorded prior to the Company’s IPO in 2020.

F-5
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(b) 2017 Employee Stock Option Plan (“2017 Plan”) (continued)

On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the year ended December 31, 2020 and recognized RMB52,802, RMB69,214 and RMB4,277 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively relating to options vested cumulatively. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of the Group’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totall ing
332,566 unvested options, for no consideration, and these stock options were cancelled immediately.
Share-based compensation expenses related to the stock options of 2017 Plan are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	69,214	(225)	(35)
Administrative expenses	—	52,802	2,835	445
Equity in loss of affiliates	—	4,277	516	81

	—	126,293	3,126	491

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
The amounts of shared-based compensation expense in relation to the aforementioned grant of stock options to a director of the Group (except for those repurchased by the Group as described in Note 17 (d)) recognized in the year ended December 31, 2019 was RMB365,329 included in administrative expenses.
The following table sets forth the stock options activities of 2018 Plan for the periods presented:

	Number of shares		Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of January 1, 2019	—		—	—	—
Granted	13,991,528		1.00	—	—
Repurchased (Note 17 (d))	(454,940)		1.00	—	—

Outstanding as of December 31, 2019	13,536,588		1.00	8.86	64,840
Exercised Surrendered (Note 17 (h))	(402,000 (2,544,917	) )	1.00 1.00	— —	— —

Outstanding as of December 31, 2020	10,589,671		1.00	8.15	206,499
Exercised	(3,036,435)		1.00	—	—

Outstanding as of December 31, 2021	7,553,236		1.00	7.15	148,076

Exercisable as of December 31, 2021	7,553,236		1.00	7.15	148,076

F-5
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(c) 2018 Employee Stock Option Plan (“2018 Plan”) (continued)

Stock options granted to certain directors and employees of the Group were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year ended December 31, 2019
Expected volatility	54.64%-56.31%
Risk-free interest rate (per annum)	2.15%-2.75%
Exercise multiple	2.80
Expected dividend yield	—
Time to maturity (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Time to maturity equals to the contract life of the option.
A summary of
non-vested
stock option activities for the year ended December 31, 2021 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	825,000	5.57
Vested	(825,000)	5.57

Non-vested at December 31, 2021	—	—

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
On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the year ended December 31, 2020 and recognized RMB48,055, RMB65,656 and RMB226 share-based compensation expense in administrative expenses and research, development expenses and equity in loss of an affiliate, respectively relating to options vested cumulatively. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to 11,005,888. The director of the Company, Dr. Jingwu Zhang Zang surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately.
Share-based compensation expenses related to the stock optio ns of 2018 Plan are
included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	65,656	55	9
Administrative expenses	365,329	48,055	4,478	703
Equity in loss of affiliates	—	226	257	40

	365,329	113,937	4,790	752

F-6
0

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
The options shall vest when the Group completes a listing and the employee renders service to the Group in accordance with a stipulated service schedule starting from the employee’s date of employment. Stock options granted to 3 independen
t
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
For the year ended December 31, 2020, the Group granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09) and recognized RMB1,171 share-based compensation expenses in administrative expenses according to the options’ vesting schedule. No options were exercisable as of December 31, 2020 and 24,000 options were exercisable as of December 31, 2021.

F-
61

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(e) 2019 Share Incentive Plan (“2019 Plan”) (continued)

The following table sets forth the stock options activities of 2019 Plan for periods presented:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	72,000	6.09	—	—

Outstanding as of December 31, 2020	72,000	6.09	9.33	1,038
Granted	—	—	—	—
Outstanding as of December 31, 2021	72,000	6.09	8.05	1,045

Exercisable as of December 31, 2021	24,000	6.09	8.05	348

A summary of
non-vested
stock options activity for the year ended December 31, 2021 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	72,000	4.50
Vested	(24,000)	4.50

Non-vested at December 31, 2021	48,000	4.50

Stock options granted to the 3 independent directors were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year Ended December 31,
2020
Expected volatility	54.88%
Risk-free interest rate (per annum)	0.79%
Exercise multiple	2.80
Expected dividend yield	—
Time to maturity (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Time to maturity equals to the contract life of the option.

F-
62

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(e) 2019 Share Incentive Plan (“2019 Plan”) (Continued)

Share-based compensation expenses related to the stock options of 2019 Plan are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	—	—	—
Administrative expenses	—	1,171	707	111
Equity in loss of affiliates	—	—	—	—

	—	1,171	707	111

(f) 2020 Plan
On July 15, 2020, the Group adopted 2020 Plan. Under the 2020 Plan, the maximum aggregate number of shares authorized to be issued is 10,760,513 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 7,686,081 ordinary shares.
Stock options granted to employees under the 2020 Plan are graded vesting in four years with 25% vesting each year.
For the year ended December 31, 2020 and 2021, the Group granted 1,068,733 and 133,913 stock options to its employees, respectively. No option became exercisable as of December 31, 2020.
The following table sets forth the stock options activities of 2020 Plan for the periods presented:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,068,733	5.91	—	—
Forfeited	(24,365)	5.91	—	—

Outstanding as of December 31, 2020	1,044,368	5.91	9.62	15,237
Granted	133,913	18.85	—	—
Exercised	(68,859)	5.91	—	—
Expired	(154)	5.91	—	—
Forfeited	(111,495)	6.23	—	—

Outstanding as of December 31, 2021	997,773	7.61	8.68	12,967

Exercisable as of December 31, 2021	192,340	5.91	8.53	2,826

F-
63

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

A summary of
non-vested
stock option activities for the year ended December 31, 2021 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	1,044,368	8.71
Granted	133,913	13.33
Vested	(261,353)	9.03
Forfeited	(111,495)	8.65

Non-vested at December 31, 2021	805,433	9.44

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year Ended December 31,
2020
Expected volatility	56.51%
Risk-free interest rate (per annum)	0.86%
Exercise multiple	2.20-2.80
Expected dividend yield	—
Time to maturity (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Time to maturity equals to the contract life of the option.
Share-based compensation expenses related to the stock options of 2020 Plan are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	10,435	14,915	2,340
Administrative expenses	—	4,357	8,702	1,366
Equity in loss of affiliates	—	1,619	3,262	512

	—	16,411	26,879	4,218

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
For the year ended December 31, 2020 and 2021, the Group granted 4,093,079 and 1,649,045 restricted share units to employees, respectively. No restricted share units became exercisable as of December 31, 2020.

F-6
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

The following table sets forth the restricted share units of 2020 Plan for the periods presented:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	4,093,079	—	—	—
Forfeited	(13,461)	—	—	—

Outstanding as of December 31, 2020	4,079,618	—	9.70	83,632
Granted	1,649,045	—	—	—
Vested	(4,048,000)	—	—	—
Forfeited	(198,872)	—	—	—

Outstanding as of December 31, 2021	1,481,791	—	8.95	30,531

A summary of
non-vested
restricted share units activities for the year ended December 31, 2021 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	4,079,618	14.00
Granted	1,649,045	25.60
Vested	(4,048,000)	17.15
Forfeited	(198,872)	14.63

Non-vested at December 31, 2021	1,481,791	17.80

Share-based compensation expenses related to the aforementioned restricted share units of 2020 Plan are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	71,945	118,368	18,575
Administrative expenses	—	76,663	227,392	35,681
Equity in loss of affiliates	—	7,500	8,512	1,336

	—	156,108	354,272	55,592

F-6
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

Apart from the aforementioned restricted share units, up to 1,446,875 shares can be issued in the form of restricted share unit to eligible grantees that the board of the Group or a committee that board delegated its powers or authority determined appropriate with immediate effect of being fully vested, which are defined as special awards and are subject to terms and conditions under 2018 Plan.
For the year ended December 31, 2020, the Group granted 1,328,120 such restricted share units to employees. As of December 31, 2020, 565,200 restricted share units were vested, among which 558,220 restricted share units were vested but not issued as ordinary shares as the employees will not be entitled to the rights of ordinary shares from the Group until they have the consideration for the transaction settled.
The following table sets forth the restricted share units subject to terms and conditions under 2018 Plan for the periods presented:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,328,120	1.00	—	—
Vested	(565,200)	1.00	—	—

Outstanding as of December 31, 2020	762,920	1.00	9.65	14,877

Vested	(762,920)	1.00	—	—

Outstanding as of December 31, 2021	—	—	—	—

A summary of
non-vested
restricted share units activities for the year ended December 31, 2021 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	762,920	12.89
Vested	(762,920)	12.89

Non-vested at December 31, 2021	—	—

F-6
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(f) 2020 Plan (Continued)

Share-based compensation expenses related to these restricted share units are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	67,181	4,156	652
Administrative expenses	—	25,985	54,011	8,476
Equity in loss of affiliates	—	19,085	720	113

	—	112,251	58,887	9,241

(g) 2021 Share Incentive Plan (“2021 Plan”)
On May 28, 2021, the Group adopted 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares authorized to be issued is 12,023,618 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 6,011,809 ordinary shares.
Stock options granted to employees under the 2021 Plan are graded vesting in four years with 25% vesting each year.
The following table sets forth the stock options activities of 2021 Plan for the year ended December 31, 2021:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	2,698,245	26.43	—	—
Forfeited	(253,805)	26.39	—	—

Outstanding as of December 31, 2021	2,444,440	26.44	9.57	—

Exercisable as of December 31, 2021	—	—	—	—

A summary of
non-vested
stock option activities for the year ended December 31, 2021 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	—	—
Granted	2,698,245	14.17
Forfeited	(253,805)	14.66

Non-vested at December 31, 2021	2,444,440	14.12

F-6
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(g) 2021 Share Incentive Plan (“2021 Plan”) (Continued)

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year Ended December 31,
2021
Expected volatility	51.77%-54.37%
Risk-free interest rate (per annum)	1.44%-1.68%
Exercise multiple	2.2-2.80
Expected dividend yield	—
Time to maturity (in years)	10
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
Time to maturity equals to the contract life of the option.
Share-based compensation expenses related to the stock options of 2021 Plan are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	—	20,430	3,206
Administrative expenses	—	—	35,226	5,528

	—	—	55,656	8,734

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(g) 2021 Share Incentive Plan (“2021 Plan”) (Continued)

Restricted share units granted to employees under the 2021 Plan will be exercisable under the following items:
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
(b) 1/3 of the awarded restricted share units shall vest based on the Group’s weighted average share price during any consecutive 90 days within one year after the adoption date of 2021 Plan (the “Share Price Based Awards”):
i. a vesting of 75% of the Share Price Based Awards on the first anniversary of the adoption date of 2021 Plan, if the Group’s weighted average share price reaches the first share price level as approved by the Board;
ii. a vesting of 100% of the Share Price Based Awards on the first anniversary of the adoption date of 2021 Plan, if the Group’s weighted average share price reaches the second share price level as approved by the Board;
In the event that any share issuance in connection with any share split, share dividend, reclassification or other similar event occurs, the target share price herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of NASDAQ Biotechnology Index falls by more than 20% from the adoption date of the 2021 Plan, it shall be deemed as a decline of the market, and the Group shall adjust the vesting schedule as appropriate.
(c) 1/3 of the awarded restricted share units shall vest based on the performance conditions as approved by the Board (the “Performance Conditions Based Awards”):
i. a vesting of 75% of the Performance Conditions Based Awards if more than nine (including nine) but less than twelve of the fifteen performance conditions have been met on or before the first anniversary of the adoption date;
ii. a vesting of all of Performance Conditions Based Awards if more than twelve (including twelve) of the fifteen performance conditions have been met on or before the first anniversary of the adoption date;
As of December 31, 2021, it is probable that the 1/3 of the awarded restricted share units are fully vested because it is probable that the Group’s weighted average share price can reach the second share price level as approved by the Board during any consecutive 90 days within one year after the adoption date of 2021 Plan, and more than twelve of the fifteen performance conditions will be met on or before the first anniversary of the adoption date.

F-
70

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)
(g) 2021 Share Incentive Plan (“2021 Plan”) (Continued)

The following table sets forth the restricted share units of 2021 Plan for the period presented:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	1,827,166	—	—	—
Forfeited	(170,913)	—	—	—

Outstanding as of December 31, 2021	1,656,253	—	9.57	34,126

A summary of
non-vested
restricted share units activities for year ended December 31, 2021 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2020	—	—
Granted	1,827,166	26.44
Forfeited	(170,913)	26.38

Non-vested at December 31, 2021	1,656,253	26.45

Share-based compensation expenses related to the restricted share units of 2021 Plan are included in:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	—	44,227	6,940
Administrative expenses	—	—	73,332	11,507

	—	—	117,559	18,447

F-7
1

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
17. SHARE-BASED COMPENSATION (CONTINUED)

(h) Establishment of Biomaster Trust
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
(i) Surrender of stock options
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
Share-Based Compensation Expense
The allocation of share-based compensation expense was as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	470	284,431	201,926	31,687
Administrative expenses	514,733	209,033	406,683	63,817
Equity in loss of an affiliate	—	32,707	13,267	2,082

	515,203	526,171	621,876	97,586

F-
72

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. LICENSING AND COLLABORATION ARRANGEMENTS
The following is a description of the Group’s significant licensing and collaboration agreements entered into from January 1, 2017 to December 31, 2021.
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
In 2017, the Group paid US$20.0 million (equivalent to approximately RMB132.7 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in 2018. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2018. In March and April 2019, the project achieved the first and second milestone and the Group paid US$8.0 million (equivalent to approximately RMB55.7 million) of milestone fees to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made for the years ended December 31, 2020 and 2021 as no milestone has been achieved.
Summarized financial information related to the above agreement is presented below:

	Year ended December 31,					As of December 31,
Research and Development Expense
	Upfront Fees	Milestones		Extension/Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2021	—		—	—	—	—
2020	—		—	—	—	—
2019	—	US$	8,000	—	—	—

F-
73

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
GX-I7.
No additional payments to Genexine were made in the year ended December 31, 2020 and 2021. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2020 and 2021.
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
(1/3) proportion of these costs. For the year ended December 31, 2020, the costs incurred for the development of this new indication was RMB4.3 million and thus RMB2.9 million expense was recorded in the consolidated statement of comprehensive income. For the year ended December 31, 2021, the costs incurred for the development of this new indication was RMB13.2 million and thus RMB8.8 million expense was recorded in the consolidated statement of comprehensive loss.

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
In 2018, the Group paid US$3.5 million (equivalent to approximately RMB23.2 million) upfront fee to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2018. No additional payments were made in the year ended December 31, 2019. In August 2020, the project achieved the first milestone and the Group paid US$1.0 million (equivalent to approximately RMB6.9 million) of milestone fees to Morphosys, which was recorded as research and development expenses in the consolidated statement of comprehensive income for the year ended December 31, 2020. In January 2021, the project achieved the second milestone and the Group paid US$1.5 million (equivalent to approximately RMB9.7 million) of milestone fees to Morphosys and the related withholding tax of RMB1.1 million, which was recorded as research and development expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2021. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2020 and 2021.
Summarized financial information related to the above agreement is presented below:

	Years Ended December 31,					As of December 31,
	Research and Development Expense
	Upfront Fees	Milestones		Extension/ Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2021	—	US$	1,500	—	—	—
2020	—	US$	1,000	—	—	—
2019	—		—	—	—	—

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
Pursuant to the agreement, the Group paid an upfront fee of US$15.0 million (equivalent to approximately RMB104.4 million) to MacroGenics, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made in the year ended December 31, 2020. Under the terms of the agreement, the Group also agreed to pay MacroGenics development milestone fees of up to US$75.0 million and regulatory milestones fees of up to US$60.0 million, respectively, and tiered double-digit royalties (ranging from mid-teens
to twenty percent) based on annual net sales in the territories. In September 2021, the project achieved the first milestone and the Group paid around US$4.5 million (equivalent to approximately RMB28.9 million) of milestone fees to
MacroGenics
, which was recorded as research and development expenses in the consolidated statement of comprehensive loss for the year ended December 31, 2021.
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
Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2020 and 2021.
Summarized financial information related to the above agreement is presented below:

	Year ended December 31,						As of December 31,
	Research and Development Expense
	Upfront Fees		Milestones		Extension/Termination of agreements	Amortization of prepaid research and development	Intangible asset balance
2021		—	US$	4,484	—	—	—
2020		—		—	—	—	—
2019	US$	15,000		—	—	—	—

F-7
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
18. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Other
In-Licensing
Arrangements
In addition to the above arrangements, the Group has entered into other various in-licensing
and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group recorded US$1.2 million (equivalent to approximately RMB8.4 million) milestone payment during the year ended December 31, 2019. The Group recorded US$3.1 million (equivalent to approximately RMB21.3 million) milestone payment during the year ended December 31, 2020. The Group recorded US$1.1 million (equivalent to approximately RMB6.8 million) upfront payment and US$2.9 million (equivalent to approximately RMB19.8 million) milestone payment as research and development expenses
during the year ended December 31, 2021. As of December 31, 2021, under the terms of the agreements, the licensors are eligible to receive from the Group up to an aggregate of approximately US$174.1 million (equivalent to approximately RMB1,122.3 million) in milestone payments upon the achievement of contractually specified development milestones and sales milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

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

F-7
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
The Group agreed to share costs fifty-fifty (50:50) with ABL Bio through the completion of in vivo studies, with ABL Bio responsible for all costs and activities following that time. For the year ended December 31, 2019, US$0.2 million (equivalent to approximately RMB1.4 million) expenses were incurred by ABL Bio. Accordingly, the Group recorded US$0.1 million (equivalent to approximately RMB0.7 million) (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2019. For the year ended December 31, 2020, US$0.04 million (equivalent to approximately RMB0.28 million) expenses were incurred by ABL Bio. Accordingly, the Group recorded US$0.02 million (equivalent to approximately RMB0.14 million) (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2020.
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
The Group recognized revenue of US$2.5 million (equivalent to RMB17.2 million) of revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2018, which was the upfront fee related to the grant of the rights of BsAb to ABL Bio as mentioned above. As of December 31, 2020, no other milestone has been achieved. No revenue was recognized for the year ended December 31, 2019 ,2020.
On December 4, 2020,
I-Mab
Hong Kong, ABL Bio and
I-Mab
Hangzhou entered into an amendment, which is made effective as of September 15, 2020, that
I-Mab
Hong Kong, as the subject of the aforementioned licensing agreement, shall be replaced and substituted by
I-Mab
Hangzhou.
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
At contract inception, as both
I-Mab
and ABL Bio participate actively in the research and development activity. Also, the parties share the risk of failure of the BsAb products and share the income of licensing, so this contract meet the criteria of the definition of a collaborative arrangement, the Group categorized this agreement within the scope ASC 808. Prior to commercialization, the Group recorded the share of the expenses incurred by the collaboration for the development of three
PD-L1
based bispecific antibodies products in research and development expense in the consolidated statements of comprehensive income (loss). As of December 31, 2018, RMB1.0 million expenses were incurred by the Group and ABL Bio did not incur any expense. According to the terms set out in the agreement, the Group recorded RMB0.5 million (50% cost sharing) of expense in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2018. For the year ended December 31, 2019, RMB11.2 million expenses were incurred by the Group and RMB8.0 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB9.6 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2019. For the year ended December 31, 2020, RMB43.6 million expenses were incurred by the Group and RMB44.0 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB43.8 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2020. For the year ended December 31, 2021, RMB27.9 million expenses were incurred by the Group and RMB20.7 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB24.3 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2021.

F-
80

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
Hoffmann-La
Roche Ltd (“Roche”) on a clinical supply agreement for Roche to supply atezolizumab for use in clinical studies under the collaboration agreement with Tracon. As of December 31, 2019, no payments or royalties are due under this agreement. As of December 31, 2019, the Group has recorded US$4.0 million (equivalent to approximately RMB27.8 million) of research and development costs in the consolidated statement of comprehensive loss for the year ended December 31, 2019. As of December 31, 2020, the Group has recorded US$0.03 million (equivalent to approximately RMB0.17 million) of research and development costs in the consolidated statement of comprehensive income for the year ended December 31, 2020. As of December 31, 2021, the Group has recorded US$0.02 million (equivalent to approximately RMB0.11 million) of research and development costs in the consolidated statement of comprehensive loss for the year ended December 31, 2021.
In April 2020, Tracon issued a notice of dispute with respect to the TJD5 Agreement and the BsAbs Agreement. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this report, the disputes have not been resolved and the Group is not able to predict the likely outcome. The Group expects that the decision from the arbitration tribunal may be available in late 2022.
In February 2021, the Group sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. The Group accrued and recorded this termination fee of US$9.0 million (equivalent to approximately RMB58.0 million) as administrative expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2021.

F-
81

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
In consideration of the license, CSPC agreed to pay the Group an upfront fee of RMB15.0 million and milestone payments in an aggregate amount of RMB135.0 million conditioned upon achieving certain clinical development and regulatory approval milestones. In addition, the Group is also entitled to royalties of up to low-double-digit
percentages in respect of the total annual net sales of the products after its commercialization in the PRC. On January 31, 2022, the Group and CSPC entered into an amendment to revise the second milestone payment from RMB10 million to RMB8.5 million.
The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant TJ103 license to CSPC. Considering that the achievements of milestones are constrained such that the transaction price shall initially only include upfront payment and subsequently, once another milestone was achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. As of December 31, 2018, the amount received of RMB14.2 million (net of VAT) was recorded as advance from customers in the consolidated balance sheet. In February 2019, an additional amount of RMB0.8 million (net of VAT) was received, and the license was also approved by China intellectual property office in May 2019. The first milestone was achieved in September 2019 and the amount of RMB15.0 million (net of VAT) was received according to the terms of the agreement. Accordingly, RMB30.0 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2019. No additional revenue was recognized in the year ended December 31, 2020 as no further milestone has been achieved. The second milestone was achieved in November 2021 and RMB8.5 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2021. As of December 31, 2021, the second milestone payment of RMB8.5 million was not received by the Group and recognized as accounts receivable in the consolidated balance sheet.

F-8
2

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
18. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Strategic Alliance Agreement with PT Kalbe Genexine Biologics (“KG Bio”)
In March 2020, the Group entered into a strategic partnership with Kalbe Genexine Biologics (“KG Bio”) to grant a right of first negotiation for an exclusive license for the development and commercialization of two
I-Mab-discovered
product candidates: uliledlimab, a highly differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors (“First Program”), and an
I-Mab
product candidate (“Second Program”) to be agreed upon by both parties in certain regions. Through this agreement, both parties intend to negotiate the terms that will be reflected in definitive agreements for each prospective program covered under this agreement.
If and when the Group and KG Bio enter into the definitive licensing agreement, the Group will be eligible to receive from KG Bio an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio will pay the Group tiered royalties in the low to mid-teen
percentages on net sales from certain regions. As the right of first negotiation has not been exercised and the definitive agreement has not been entered into as of December 31, 2020 and 2021, no revenue was recognized during the years ended December 31, 2020 and 2021.
Global Strategic Partnership with AbbVie
On September 3, 2020, the Group, through
I-Mab
Biopharma (Shanghai) Co., Ltd. and
I-Mab
Biopharma US Limited, each a wholly-owned subsidiary of the Group, entered into a broad global strategic partnership with AbbVie.
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

F-
83

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
18. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)
Global Strategic Partnership with AbbVie (continued)

Upon the satisfaction of all the
pre-effect
date covenants, the collaborative agreement took effect on December 10, 2020, on which date the Group was entitled to a non-refundable
upfront payment of US$180 million. In addition,
the Group has received milestone payment of US$20 million from AbbVie and is eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low-to-mid
teen double-digit percentages on global net sales outside of Mainland China, Macau, and Hong Kong.
The Group identified three performance obligations: (1) grant of lemzoparlimab license upon the effective date, (2) delivering the Study I initial development services, and (3) delivering the Study II initial development services. The total transaction price under the agreement for the years ended December 31, 2020 and 2021 is US$250 million consisting of (i) the upfront payment of US$180 million upon the effective date, (ii) the first milestone payment of US$20 million upon the achievement of the first milestone event in late December 2020, and (iii) the second milestone payment of US$50 million as of December 31, 2020 and 2021 as the Group deemed that the achievement of the second milestone event is probable as of December 31, 2020 and 2021 that a significant reversal of revenue would not occur. The achievements of the remaining development and regulatory based milestone events are constrained as of December 31, 2020 and 2021, and will be included in the transaction price when uncertainty associated with the variable consideration is subsequently resolved. Sales-based milestones and royalties will be recognized when the subsequent sales occur.
The
non-constrained
consideration of US$250 million is then allocated to the three performance obligations based on the relative stand-alone selling price. For the grant of lemzoparlimab license, the Group adopted an income approach based on key assumptions and several factors including, but not limited to estimated market demand, stand-alone selling price by making reference to market comparable, development timeline, regulatory risks, future revenue potential and discount rate. The allocated price is US$228.8 million. The entire US$228.8 million (equivalent to approximately RMB1,502.9 million) was recognized as revenue at the point of the license transfer at the effective date. For the Study I and Study II initial development services, a cost-plus margin approach is utilized. The allocated price to Study I and Study II is US$11.0 million and US$10.2 million respectively. These two performance obligations are determined to be satisfied over time. The Group uses a cost-to-cost
input method to measure progress as that method best depicts the transfer of the two performance obligations under the agreement. As of December 31, 2020, the cumulative percentages complete in the cost-to-cost
input method for Study I and Study II were estimated to approximate 17% and 41% respectively. As a result, US$1.8 million (equivalent to approximately RMB12.0 million) and US$4.2 million (equivalent to approximately RMB27.8 million) were recognized as revenue for the year ended December 31, 2020 in the consolidated statement of comprehensive income for Study I and Study II respectively, resulting in a contract asset of US$34.8 million
(RMB 227.4 million) for
 this agreement as of December 31, 2020 in the consolidated balance sheets. As of December 31, 2020, the upfront payment of US$180 million was received by the Group. The 1st milestone payment of US$20 million was subsequently collected by the Group in March 2021. As of December 31, 2021, the cumulative percentages complete in the cost-to-cost
input method for Study I and Study II were estimated to approximate 53% and 51% respectively. As a result, US$4.0 million (equivalent to approximately RMB25.6 million) and US$0.9 million (equivalent to approximately RMB6.0 million) were recognized as revenue for the year ended December 31, 2021 in the condensed consolidated financial statements of comprehensive loss for Study I and Study II respectively, resulting in an addition of contract asset of US$4.9 million (equivalent to approximately RMB31.6 million)
for this agreement, and the total contract asset related to this agreement was US$39.7 million (RMB 253.8 million) as of December 31, 2021.

F-8
4

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
18. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Strategic collaboration with Jumpcan
On November 10, 2021, the Group entered into a strategic collaboration agreement (the “Jumpcan Agreement”) with Jumpcan Pharmaceutical Group (“Jumpcan”), a China pharmaceutical company specialized in and committed to pediatric medicines, for the development, manufacturing and commercialization of
I-Mab’s
highly differentiated long-acting recombinant human growth hormone, eftansomatropin alfa (the “TJ101” and “Licensed Product”) in mainland China (the “Territory”).
Under the collaboration agreement,
I-Mab
will continue to lead the ongoing registrational Phase 3 clinical trial of eftansomatropin alfa in pediatric growth hormone deficiency (PGHD). The two companies will share costs of manufacturing tech transfer, process optimization and new formulation development.
I-Mab
will be the marketing authorization holder (MAH) of the product and supply the product at agreed cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with
I-Mab
in mainland China.
I-Mab
will provide clinical, manufacturing and academic support.
According to the terms of the collaboration agreement, Jumpcan will make an upfront payment of RMB 224 million to
I-Mab
and, upon achievement of development, registration and sales milestones, certain milestone payments of up to RMB 1.792 billion, making the non-royalty
payments a total of up to RMB 2.016 billion. In addition,
I-Mab
and Jumpcan will share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which
I-Mab
will be entitled to receive tiered low double-digit royalties on net sales.
The Group performed assessment and concluded that all the promise identified, including the grant of the license to Jumpcan, Phase III clinical trial in PGHD and CMC development under the Jumpcan Agreement have been bundled into a single performance obligation. The amounts of the transaction price allocable to this performance obligation are deferred until the control of the manufactured commercial drug product has begun to transfer to Jumpcan. For the year ended December 31, 2021, the Group received the upfront fee of RMB224 million from Jumpcan and recorded it as contract liabilities in the consolidated balance sheet.

F-8
5

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER INCOME (EXPENSES), NET
The following table summarizes other income (expenses), net recognized for the years ended December 31, 2019, 2020 and 2021:

		Year Ended December 31
		2019	2020	2021
	Notes	RMB	RMB	RMB	US$
					(Note 2.5)
Loss on termination agreement with Everest	18	(23,039)	—	—	—
Income of incentive payment from depository bank	11	—	2,348	2,395	376
Fair value change of short-term investments		703	11,288	30,360	4,764
Fair value change of put right liabilities		—	3,024	16,628	2,609
Net foreign exchange gains (losses)		1,619	(22,126)	25,373	3,982
Subsidy income (3)		568	11,633	9,216	1,446
Gains on deconsolidation of a subsidiary	10	—	407,598	—	—
Fair value change of other financial assets		42	—	—	—
Others		(98)	(873)	(810)	(127)

		(20,205)	412,892	83,162	13,050

(3)
For the year ended December 31, 2020, subsidy income consists primarily of the government grant of RMB10 million. The government grant was granted by the project management office of Shanghai Zhangjiang Science City to support the research and development activities in the local region. For the year ended December 31, 2021, subsidy income primarily consists of an amount of RMB2.9 million related to the paycheck protection program loan forgiveness approved by the U.S. Small Business Administration in April 2021, and an amount of RMB4.5 million recognized in connection with the completion of a project related to one of the Group’s pipelines.

F-8
6

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. NET INCOME (LOSS) PER SHARE
Basic and diluted net income (loss) per share for each of the periods presented are calculated as follows:

	Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
	(in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to I-Mab	(1,451,950)	470,915	(2,331,541)	(365,870)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	(5,283)	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	(27,768)	—	—	—

Net income (loss) attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(365,870)

Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	7,381,230	134,158,824	174,707,055	174,707,055
Dilutive effect of convertible preferred shares	—	4,373,047	—	—
Dilutive effect of ordinary shares to be issued to Everest	—	266,458	—	—
Dilutive effect of convertible promissory notes	—	865,479	—	—
Dilutive effect of restricted shares units	—	778,130	—	—
Dilutive effect of stock options	—	16,789,714	—	—

Denominator for diluted income (loss) per share calculation	7,381,230	157,231,652	174,707,055	174,707,055

Net income (loss) per share - basic	(201.19)	3.51	(13.35)	(2.09)
Net income (loss) per share - diluted	(201.19)	3.00	(13.35)	(2.09)
The effects of all outstanding convertible preferred shares, restricted shares, certain stock options and warrants have been excluded from the computation of diluted loss per share for the years ended December 31, 2019 and 2021 as their effects would be anti-dilutive. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31
	2019	2021
Convertible preferred shares	92,238,119	—
Restricted shares	—	3,150,881
Stock options	11,388,776	14,584,833
Warrants	—	648,359

F-8
7

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. EMPLOYEE BENEFITS
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made. The total amounts charged to the consolidated statements of comprehensive income (loss) for such employee benefits amounted to approximately RMB14,152, RMB10,049 and RMB26,426 for the years ended December 31, 2019, 2020 and 2021, respectively.
22. COMMITMENTS AND CONTINGENCIES
Contingencies
The Group is a party to or an assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (see Note 18). In April 2020, Tracon issued a notice of dispute with respect to the TJD5 Agreement and the BsAbs Agreement. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. The arbitration tribunal held a hearing on the merits in February 2022. As of the date of this report, the disputes have not been resolved and the Group is not able to predict the likely outcome. The Group expects that the decision from the arbitration tribunal may be available in late 2022 (see Note 18). As of December 31, 2020 and 2021, the Group did not record any liabilities for these disputes. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or possible loss, if any.
The Group did not have significant long-term obligations, or guarantees as of December 31, 2020 and 2021.
Capital commitments
The capital expenditures related to property, equipment and software contracted for as of December 31, 2021 but not recognized in the Group’s consolidated financial statements were RMB24,426. The Group did not have significant capital commitments as of December 31, 2020.
23. RELATED PARTY BALANCES AND TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020 and 2021:

Name of related parties	Relationship with the Group
Everest	Controlled by the ultimate controlling party of a principal shareholder of the Group

CMAB Biopharma (Suzhou) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Group before April 30, 2021

Tasly Pharmaceutical Group Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group before December 9, 2021

Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group before December 9, 2021

I-Mab Biopharma (Hangzhou) Co., Limited	Subsidiary of the Group before September 15, 2020; Affiliate of the Group after September 15, 2020

F-8
8

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
23. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Details of related party balances as of December 31, 2020 and 2021 are as follows:
Prepayments and other receivables

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	21,212	8,079	1,268

Accruals and other payables

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	2,395	5,092	799

Details of related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows:

Receipt of CRO and CMC services - recognized in research and development expenses

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
CMAB Biopharma (Suzhou) Inc.	—	681	—	—
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	—	2,395	2,697	423
Tasly Pharmaceutical Group Co., Ltd.	5,590	—	—	—
I-Mab Hangzhou	—	—	2,465	387

Receipt of research and development funding

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Everest (Note 18)	53,148	—	—	—

9

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
23. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Collection of loan to an affiliate

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (4)	52,000	—	—

(4)
In July 2019 and July 2020,
I-Mab
Shanghai provided an interest free loan to
I-Mab
Hangzhou of RMB2,000 and RMB50,000 respectively to finance
I-Mab
Hangzhou’s operation. These loans were repaid in November 2020.

Expenses paid on behalf of an affiliate

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	21,212	17,649	2,770

Provision of FTE and other services - recognized in other income

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	11,691	1,834

Amounts received on behalf of an affiliate

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	281	44

F-
90

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
23. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Amounts received related to the sublicense agreement

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (5)	—	19,102	2,998

(5)
In November 2016, the Company, as the licensee, entered into a license and sublicense agreement with Ferring International Center SA (“Ferring”), with respect to Olamkicept (TJ301), a potential highly differentiated IL-6 blocker for ulcerative colitis and other autoimmune diseases (the “Ferring Agreement”). Under the Ferring Agreement, Ferring granted to I-Mab an exclusive license to research, commercially develop, make, import, use, sell, dispose of, offer to sell or dispose of the licensed product in China (including Hong Kong, Macau), Taiwan and Korea. In July 2018, the Company sub-licensed the above license to I-Mab Hong Kong. In September 2020, I-Mab Hong Kong agreed to assign all rights and obligations/ownership of Target Pipelines (including TJ301) to I-Mab Hangzhou (see Note 10 (a)). The rights and interests of TJ301 were exclusively sublicensed to I-Mab Hangzhou. In the second half year of 2021, I-Mab Hangzhou achieved one of the development milestones by completing the Phase IIA study report in China. Upon the achievement of the milestone, I-Mab Hangzhou made a milestone payment with the amount of US$3 million to I-Mab Hong Kong. As I-Mab Hangzhou’s payment of US$3 million is just passthrough payment to I-Mab, and will be eventually paid to Ferring, which does not have any financial impact to I-Mab. The Company recorded it as a payable to Ferring in the consolidated balance sheets for the year ended December 31, 2021.

Amounts paid by an affiliate on behalf of the Group

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	25,448	3,993

24. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, other financial assets, accounts receivable, contract assets, and other receivables. The carrying amounts of cash and cash equivalents, short-term investments and contract assets represent the maximum amount of loss due to credit risk. As of December 31, 2020 and 2021, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the accounts receivable, contract assets and other receivables, the Group performs on-going
credit evaluations of the financial condition of its customers and counterparties.

F-
91

I-MAB
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SUBSEQUENT EVENTS

On February 22, 2022, the Group announced that Vivere Lifesciences Acquisition Corp. (“Vivere”), a special purpose acquisition company (the “SPAC”), of which the Group owns 30% of the Class B shares (the “Promoter Shares”), has filed a listing application with the Hong Kong Stock Exchange (the “Proposed Listing”). The Group intends to utilize Vivere as a platform to enhance its global innovation ecosystem and forge strong partnerships with potential targets through the de-SPAC
process. The SPAC is a capital-efficient tool to support the Group to build strategic alliances with worldwide innovators with the goal to develop transformational medicines for patients. As of the report date, no cash has been injected into Vivere by the Company.

F-
92

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
For the years ended December 31, 2019, 2020 and 2021, no appropriation to statutory reserves was made because the PRC subsidiary had substantial losses during such periods.
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
As of December 31, 2021, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero, while the Group has a consolidated shareholders’ equity. Therefore, as the restricted net assets of consolidated subsidiaries do not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group is not required to provide parent company financial information.

F-9
3