Form 20-F
period 2022-12-31
I-Mab
filed 2023-05-01
CIK 1778016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of Principal Executive Offices)

Richard Yeh, Interim Chief Financial Officer

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

Phone: +86 21-6057-8000

Email: Richard.Yeh@i-mabbiopharma.com

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

190,879,919 ordinary shares outstanding, par value of US$0.0001 per share, excluding 2,961,319 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes       ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes    ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this fling:

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“ADSs” refer to our American depositary shares, each ten (10) ADSs represent twenty-three (23) ordinary shares;
●	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan, and “Greater China” does not exclude Hong Kong, Macau and Taiwan;
●	“China Portfolio” refers to our investigational drugs of which we in-license Greater China rights from reputable global biopharmaceutical companies and rely on our own research and development capabilities to advance into pivotal clinical trials and commercialize in Greater China with an aim for near-term product launch;
●	“Global Portfolio” refers to our own proprietary novel or differentiated drug candidates that we are advancing towards clinical validation in the United States;
●	“I-Mab,” “we,” “us,” “our company” and “our” refer to I-Mab, a Cayman Islands exempted company, and its subsidiaries;
●	“RMB” refers to the legal currency of China;
●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	the timing of initiation and completion, and the progress of our drug discovery and research programs;
●	the timing and likelihood of regulatory filings and approvals;
●	our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;
●	the approval, pricing and reimbursement of our drug candidates;
●	the commercialization of our drug candidates;
●	the market opportunities and competitive landscape of our drug candidates;
●	the payment, receipt and timing of any milestone payments in relation to the licensing agreements;
●	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
●	our ability to attract and retain senior management and key employees;
●	our future business development, financial condition and results of operations;
●	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
●	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
●	our ability to consummate the listings of our securities on other stock exchanges;
●	our ability to continue to maintain our market position in China’s biopharmaceutical and biotechnology industries;
●	our ability to identify and integrate suitable acquisition targets; and
●	changes to regulatory and operating conditions in our industry and markets.

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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure

I-Mab is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China and the United States. We and our subsidiaries face various legal and operational risks and uncertainties related to doing business in China. A significant part of our business operations in China are conducted through our PRC subsidiaries, and we and our subsidiaries are subject to complex and evolving PRC laws and regulations. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as the regulatory approvals on offshore offerings and listings by, and foreign investment in, China-based users, anti-monopoly actions and oversight on cybersecurity and data privacy. In addition, we also face risks arising from the prospective uncertainties associated with the ability of the Public Company Accounting Oversight Board (United States), or the PCAOB, to completely inspect registered public accounting firms headquartered in mainland China (including our independent auditor). These risks and uncertainties may impact our ability to conduct certain businesses, accept foreign investments, or list or conduct offerings on a United States or other foreign exchange, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

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

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.”

Furthermore, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with the nature and scale of data processed or handled by us in our business operations and our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to go through the filing procedures with regard to the listing and historical issuance of securities by our company to foreign investors with the China Securities Regulatory Commission, or the CSRC, under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), (ii) are not required by the Cyberspace Administration of China, or the CAC, or any of its local counterparts, to go through the cybersecurity review under the Cybersecurity Review Measures, and (iii) have not received or were denied such permissions by the CSRC or the CAC. Nevertheless, in the event that we conduct any securities offerings in the future that will be captured by the Overseas Listing Trial Measures, we will have to go through the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with relevant PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

If (i) we do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

I-Mab is a holding company with no operations of its own. We conduct our business primarily through our subsidiaries in China and the United States. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to I-Mab. In addition, our PRC subsidiaries are permitted to pay dividends to I-Mab only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling RMB455.0 million, RMB486.9 million and RMB490.0 million (US$71.0 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to I-Mab by our subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC law, I-Mab may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2020, 2021 and 2022, I-Mab extended loans with outstanding principal amount of RMB776.2 million, RMB1,079.6 million and RMB898.6 million (US$130.3 million), respectively, to our intermediate holding companies and subsidiaries.

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

Selected Financial Data

As of December 31, 2022, we had cash, cash equivalents, restricted cash, and short-term investments of RMB3.5 billion (US$514.2 million), compared with RMB4.3 billion as of December 31, 2021. Our cash balance provides us with adequate funding to support our key business for at least the next three years based on our current estimation, taking our current cash position together with the expected upcoming milestone payments from the previous out-licensing deals and collaborations.

The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022 and selected consolidated statements of cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, and selected consolidated statements of cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue(1)	53,781	30,000	1,542,668	40,115	(249,665)	(36,198)
Supply of investigational products	—	—	—	47,911	28,102	4,074
Total revenues	53,781	30,000	1,542,668	88,026	(221,563)	(32,124)
Cost of revenues	—	—	—	(46,432)	(27,237)	(3,949)
Expenses
Research and development expenses (2)	(426,028)	(840,415)	(984,689)	(1,212,958)	(904,901)	(131,198)
Administrative expenses (2)	(66,391)	(654,553)	(402,409)	(899,943)	(815,766)	(118,275)
Income (loss) from operations	(438,638)	(1,464,968)	155,570	(2,071,307)	(1,969,467)	(285,546)
Interest income	4,597	30,570	24,228	21,333	26,908	3,901
Interest expense	(11,695)	(2,991)	(957)	—	(9)	(1)
Other income (expenses), net	(16,780)	(20,205)	412,892	83,162	(126,587)	(18,353)
Equity in loss of affiliates (2)	—	—	(108,587)	(367,883)	(437,465)	(63,426)
Fair value change of warrants	61,405	5,644	—	—	—	—
Income (loss) before income tax expense	(401,111)	(1,451,950)	483,146	(2,334,695)	(2,506,620)	(363,425)
Income tax benefit (expense)	(1,722)	—	(12,231)	3,154	(697)	(101)
Net income (loss) attributable to I-Mab	(402,833)	(1,451,950)	470,915	(2,331,541)	(2,507,317)	(363,526)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	(5,283)	—	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	(27,768)	—	—	—	—
Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	(2,331,541)	(2,507,317)	(363,526)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	53,689	10,747	(120,920)	(135,717)	400,304	58,039
Total comprehensive income (loss) attributable to I-Mab	(349,144)	(1,441,203)	349,995	(2,467,258)	(2,107,013)	(305,487)
Net income (loss) attributable to ordinary shareholders	(402,833)	(1,485,001)	470,915	(2,331,541)	(2,507,317)	(363,526)
Weighted-average number of ordinary shares used in calculating net income (loss) per share
Basic	6,529,092	7,381,230	134,158,824	174,707,055	189,787,292	189,787,292
Diluted	6,529,092	7,381,230	157,231,652	174,707,055	189,787,292	189,787,292
Net income (loss) per share attributable to ordinary shareholders
Basic	(61.70)	(201.19)	3.51	(13.35)	(13.21)	(1.92)
Diluted	(61.70)	(201.19)	3.00	(13.35)	(13.21)	(1.92)
Net income (loss) per ADS attributable to ordinary shareholders
Basic	(141.91)	(462.74)	8.07	(30.71)	(30.38)	(4.41)
Diluted	(141.91)	(462.74)	6.90	(30.71)	(30.38)	(4.41)

Notes:

(1)The licensing and collaboration revenue of RMB-249.7 million (US$-36.2 million) was primarily due to a non-cash adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and the overall collaboration arrangement with AbbVie Ireland Unlimited Company (“AbbVie”) in August 2022. This overall amendment led to a lowered probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years. For more details, see “Item 5. Operating and Financial Review and Prospects.”
(2)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	USS

	(in thousands)
Research and development expenses	1,056	470	284,431	201,926	117,876	17,090
Administrative expenses	2,464	514,733	209,033	406,683	239,272	34,691
Equity in loss of affiliates	—	—	32,707	13,267	13,852	2,008
Total	3,520	515,203	526,171	621,876	371,000	53,789

The following table presents our selected consolidated statements of balance sheet data as of the dates indicated:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,588,278	1,137,473	4,758,778	3,523,632	3,214,005	465,987
Restricted cash	92,653	55,810	—	—	96,764	14,029
Accounts receivable	—	—	130,498	33,081	—	—
Contract assets	11,000	—	227,391	253,780	—	—
Short-term investments	—	32,000	31,530	753,164	235,429	34,134
Inventories	—	—	—	27,237	—	—
Prepayments and other receivables	88,972	136,036	195,467	190,824	80,278	11,639
Other financial assets	255,958	—	—	—	—	—
Total current assets	2,036,861	1,361,319	5,343,664	4,781,718	3,626,476	525,789
Property, equipment and software	27,659	30,069	25,272	45,716	60,841	8,821
Operating lease right-of-use assets	—	16,435	14,997	112,781	63,125	9,152
Intangible assets	148,844	148,844	120,444	119,666	118,888	17,237
Goodwill	162,574	162,574	162,574	162,574	162,574	23,571
Investment accounted for using the equity method	—	—	664,832	352,106	30,850	4,473
Other non-current assets	—	18,331	2,010	26,634	10,911	1,582
Total assets	2,375,938	1,737,572	6,333,793	5,601,195	4,073,665	590,625
Total liabilities	415,684	668,090	706,648	1,041,635	1,163,763	168,729
Total mezzanine equity	2,915,358	3,104,177	—	—	—	—
Shareholders’ deficit
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2021 and 2022; 183,826,753 and 190,879,919 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	6	6	114	126	132	19
Treasury stock	(1)	—	—	—	(21,249)	(3,081)
Additional paid-in capital	—	389,379	7,701,116	9,100,777	9,579,375	1,388,879
Accumulated other comprehensive income (loss)	59,380	70,127	(50,793)	(186,510)	213,794	30,997
Accumulated deficit	(1,014,489)	(2,494,207)	(2,023,292)	(4,354,833)	(6,862,150)	(994,918)
Total shareholders’ equity/(deficit)	(955,104)	(2,034,695)	5,627,145	4,559,560	2,909,902	421,896
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	2,375,938	1,737,572	6,333,793	5,601,195	4,073,665	590,625

The following table presents our selected consolidated statements of cash flow data for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	USS

	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in) generated from operating activities	(280,705)	(867,982)	433,558	(973,093)	(1,102,805)	(159,892)
Net cash generated from (used in) investing activities	9,500	212,462	(201,901)	(727,206)	458,382	66,459
Net cash generated from financing activities	1,479,669	152,709	3,440,481	593,924	42,357	6,141
Effect of exchange rate changes on cash and cash equivalents and restricted cash	59,754	15,163	(106,643)	(128,771)	389,203	56,429
Net increase (decrease) in cash, cash equivalents and restricted cash	1,268,218	(487,648)	3,565,495	(1,235,146)	(212,863)	(30,863)
Cash, cash equivalents and restricted cash, beginning of the year	412,713	1,680,931	1,193,283	4,758,778	3,523,632	510,879
Cash, cash equivalents and restricted cash, end of the year	1,680,931	1,193,283	4,758,778	3,523,632	3,310,769	480,016

A.	Reserved
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Financial Position and Need for Additional Capital

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
●	We have incurred net losses in the past and we may not be able to maintain profitability in the future.
●	We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our major drug candidates.

Risks Related to Clinical Development of Our Drug Candidates

●	Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

●	We depend substantially on the success of our drug candidates, all of which are in pre-clinical or clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially banned.
●	We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

●	All material aspects of the research, development and commercialization of pharmaceutical products are heavily regulated.
●	The regulatory approval processes of the NMPA, the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.
●	The failure to obtain patent term extension and data exclusivity for approved pharmaceutical products could increase the risk of generic competition with our products.

Risks Related to Commercialization of Our Drug Candidates

●	Our drug candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
●	We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates.
●	The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in sourcing manufacturing capabilities or manufacturing our future products, our business could suffer.

Risks Related to Our Reliance on Third Parties

●	As we rely on third parties to conduct our pre-clinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.
●	We expect to rely on third parties to manufacture at least a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain patent and other intellectual property protection for our drug candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.
●	We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world, including in the PRC.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Risks Related to Our Industry, Business and Operations

●	Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.
●	We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.
●	The data and information that we gather in our research and development process could be inaccurate or incomplete, which could harm our business, reputation, financial condition and results of operations.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of and filing with relevant PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

General Risks Related to Our ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	We may face an increased risk of securities class action litigation.

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

Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through public and private placements. While we have generated revenue from licensing and collaboration deals, we have only started to generate revenue from supply of investigational products since 2021, and we may continue to incur significant research and development expenses and other expenses related to our ongoing operations. As a result, we had generated a net income of RMB470.9 million in 2020 primarily due to contributions from licensing and collaboration deals, incurred a net loss of RMB2,331.5 million in 2021 and a net loss of RMB2,507.3 million (US$363.5 million) in 2022, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to out-license some of our commercialization rights and execute our product commercialization strategies as our business further grows in scale. Accordingly, we intend to continue to invest for the foreseeable future in certain activities relating to our development, including, but not limited to, the following:

●	conducting clinical trials of our drug candidates;
●	manufacturing clinical trial materials through contract manufacturing organizations, or CMOs, in and out of China;
●	seeking regulatory approvals for our drug candidates;
●	commercializing our drug candidates for which we have obtained marketing approval;
●	completing the construction of and maintaining our manufacturing facilities;
●	hiring additional clinical, operational, financial, quality control and scientific personnel;
●	establishing a sales, marketing and commercialization team for any future products that have obtained regulatory approval;
●	seeking to identify additional drug candidates;
●	obtaining, maintaining, expanding and protecting our intellectual property portfolio;
●	enforcing and defending any intellectual property-related claims; and
●	acquiring or in-licensing other drug candidates, intellectual property and technologies.

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

Since our inception, our operations have consumed substantial amounts of cash. We had raised over US$400 million in pre-IPO financing in the past and received total net proceeds of approximately US$105.3 million from our initial public offering. We generated RMB433.6 million in net cash from our operations in 2020 primarily due to collection of upfront payment from licensing and collaboration deals, and spent RMB973.1 million and RMB1,102.8 million (US$160.0 million) in net cash to finance our operations in 2021 and 2022, respectively.

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

The COVID-19 pandemic has brought uncertainties and interruptions to global economy and caused significant volatility across the financial markets, which had a cooling effect on the financing and investing activities in general. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, our initial public offering and private placement(s), will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the volatility in the financial markets continues (including the impact that may arise from the COVID-19), our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity. For other risks related to the COVID-19, see “—Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. While our exclusive focus is to develop drug candidates with potential to become novel or highly differentiated drugs in China and globally, we cannot guarantee that we are able to achieve this for any of our drug candidates. Failure can occur at any time during the clinical development process. The results of pre-clinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through pre-clinical studies and initial clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. For example, in July 2022, due to an unexpected high incidence of fatal bleeding, MacroGenics terminated a phase 2 study of enoblituzumab as a combination therapy with PD-1 antibody or PD-1/LAG3 bispecific antibody in patients with head and neck cancers. As a result of such incident, we exercised our right to terminate the collaboration agreement with MacroGenics by serving a termination notice on August 29, 2022 and the termination came into effect in February 2023. In addition, there can be significant variability in safety and/or efficacy results among different trials of the same drug candidate due to numerous factors, including, but not limited to, differences in individual patient conditions, including genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions.

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

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in pre-clinical or clinical development, and other new drug candidates that we may identify and develop. As of the date of this annual report, we have obtained investigational new drug (IND) approvals from the NMPA for seven of our drug candidates, felzartamab, efineptakin alfa, lemzoparlimab, uliledlimab, eftansomatropin alfa, TJ210 and givastomig. In addition, we have obtained IND approvals from the FDA for five of our drug candidates, lemzoparlimab, uliledlimab, TJ210, TJ-L14B and givastomig and from the Taiwan Food and Drug Administration (the “TFDA”) for felzartamab. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates has been approved for marketing in China or any other jurisdiction. Each of our drug candidates will require additional pre-clinical and/ or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

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

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and commercialization of our existing drug candidates, the success of our business depends in part upon our ability to identify, license, discover, develop, or commercialize additional drug candidates. Research programs to identify new drug candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to identify, discover or in-license new drug candidates for clinical development and commercialization for a number of reasons, including, without limitation, the following:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential drug candidates;
●	our potential drug candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; and
●	it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we possess, thereby limiting our ability to diversify and expand our drug portfolio.

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

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the NMPA, the FDA, or similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays. As of the date of this annual report, we have initiated clinical trials for efineptakin alfa and eftansomatropin alfa in China, for felzartamab in Greater China, for TJ210 and TJ-L14B in the United States, for lemzoparlimab, uliledlimab and givastomig in China and the United States.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in the clinical trials of our competitors’ drug candidates, which may further delay our clinical trial enrollments.

Patient enrollment for our clinical trials may be affected by other factors, including, but not limited to, the following:

●	severity of the disease under investigation;
●	total size and nature of the relevant patient population;

●	design and eligibility criteria for the clinical trial in question;
●	perceived risks and benefits of the drug candidate under study;
●	our resources to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	availability of competing therapies also undergoing clinical trials;
●	our investigators’ or clinical trial sites’ efforts to screen and recruit eligible patients; and
●	proximity and availability of clinical trial sites for prospective patients.

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

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including, without limitation:

●	regulators, institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
●	our inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	manufacturing issues, including problems with manufacturing, supply quality, compliance with good manufacturing practice, or GMP, or obtaining sufficient quantities of a drug candidate from third parties for use in a clinical trial;
●	our partners identify safety concerns in the clinical assets that we licensed, which lead to the termination of the collaboration and development of the underlying clinical assets with our partners;
●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide to conduct additional clinical trials or abandon drug development programs, or regulators may require us to do so;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;
●	our third-party contractors, including clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding of a lack of clinical response or other unexpected characteristics or a finding that participants are being exposed to unacceptable health risks;
●	regulators, IRBs or ethics committees may require that we or our investigators suspend or terminate clinical research or not rely on the results of clinical research for various reasons, including non-compliance with regulatory requirements;

●	the cost of clinical trials of our drug candidates may be greater than we anticipate; and
●	the supply or quality of our drug candidates, companion diagnostics or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate.

If we fail to timely and effectively address the above challenges, we may (i) be delayed in obtaining regulatory approval for our drug candidates; (ii) obtain approval for indications that are not as broad as intended; (iii) not obtain regulatory approval at all; (iv) have the drug removed from the market after obtaining regulatory approval; (v) be subject to additional post-marketing testing requirements; (vi) be subject to restrictions on how the drug is distributed or used; or (vii) be unable to obtain reimbursement for use of the drug.

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

The time required to obtain the approval of the NMPA, the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of pre-clinical studies and clinical trials, although they are typically provided within 12 to 18 months after clinical trials are completed. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. As of the date of this annual report, we have obtained IND approvals from the NMPA for seven of our drug candidates, felzartamab, efineptakin alfa, lemzoparlimab, uliledlimab, eftansomatropin alfa, TJ210 and givastomig. In addition, we have obtained IND approvals from the FDA for five of our drug candidates, lemzoparlimab, uliledlimab, TJ210, TJ-L14B and givastomig; from the TFDA for felzartamab. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates or any drug candidates we may discover, in-license or acquire and seek to develop in the future.

Our drug candidates could fail to receive the regulatory approval of the NMPA, the FDA or a comparable regulatory authority for many reasons, including, without limitation:

●	disagreement with the design or implementation of our clinical trials;
●	failure to demonstrate that a drug candidate is safe and effective and potent for its proposed indication;
●	failure of our clinical trial results to meet the level of statistical significance required for approval;

●	failure of our clinical trial process to pass relevant good clinical practice (“GCP”) inspections;
●	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from pre-clinical studies or clinical trials;
●	insufficient data collected from the clinical trials of our drug candidates to support the submission and filing of a new drug application, or NDA, or other submissions or to obtain regulatory approval;
●	failure of our drug candidates to pass current Good Manufacturing Practice (“GMP”), inspections during the regulatory review process or across the production cycle of our drug;
●	failure of our clinical sites to pass audits carried out by the NMPA, the FDA or comparable regulatory authorities, resulting in a potential invalidation of our research data;
●	findings by the NMPA, the FDA or comparable regulatory authorities of deficiencies related to our manufacturing processes or the facilities of third-party manufacturers with whom we contract for clinical and commercial supplies;
●	changes in approval policies or regulations that render our pre-clinical and clinical data insufficient for approval; and
●	failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

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

In China, the PRC Patent Law, which was most recently amended by the Standing Committee of the National People’s Congress on October 17, 2020, and became effective on June 1, 2021, for the first time, generally provides for patent term compensation and patent linkage system. Under the PRC Patent Law, patent term compensation can be obtained for regulatory delays in the review and approval of new drugs but are limited to no more than five years and the total post-marketing patent term of the new drug cannot exceed 14 years, which is similar to the provisions of Hatch-Waxman. However, to be implemented, the patent term compensation requires further promulgation of detailed implementation measures. Depending upon the timing, duration and specifics of any NMPA marketing approval process for any drug candidates we may develop, one or more of our China patents, if issued, may not be eligible for or only be eligible for limited patent term compensation. The PRC Patent Law, for the first time, introduces a system for the early resolution of patent disputes concerning generic drug applications, which is similar to the U.S. patent linkage system. The Implementation Measures for Early Resolution Mechanism of Pharmaceutical Patent Disputes (for Trial Implementation) jointly issued by the NMPA and the China National Intellectual Property Administration (the “CNIPA”) on July 4, 2021 and the Administrative Ruling Measures on the Early Resolution Mechanism for Drug Patent Dispute issued by the CNIPA on July 5, 2021 collectively set forth, for the first time, details of how such patent linkage system would be implemented. As the China trial version of patent linkage system was just implemented commencing from July 2021, substantial uncertainties remain as to whether this trial system can effectively block early generic competition with our products. Although the Regulations for Implementation of the Drug Administration Law of the People’s Republic of China has provided six-year data exclusivity for a new chemical entity, and Chinese regulators have proposed a framework for integrating data exclusivity into the Chinese regulatory regime in 2018, the system of data exclusivity was not really implemented in practice. Consequently, the absence of currently implemented data exclusivity may result in weaker protection for us against generic competition in China than could be available to us in the United States. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

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

Additionally, if we or others identify undesirable side effects caused by those of our existing drug candidates that have received regulatory approval, or our other drug candidates after having received regulatory approval, this may lead to potentially significant negative consequences which include, but are not limited to, the following:

●	we may suspend marketing of the drug candidate;
●	regulatory authorities may withdraw their approvals of or revoke the licenses for the drug candidate;
●	regulatory authorities may require additional warnings on the label;
●	the FDA may require the establishment of a Risk Evaluation and Mitigation Strategy, or REMS, or the NMPA or a comparable regulatory authority may require the establishment of a similar strategy that may, for instance, restrict distribution of our drugs and impose burdensome implementation requirements on us;
●	we may be required to conduct specific post-marketing studies;
●	we could be subjected to litigation proceedings and held liable for harm caused to subjects or patients; and

●	our reputation may suffer.

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

In addition, once a drug is approved by the NMPA, the FDA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

●	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary or mandatory drug recalls;

●	fines, warning letters or holds on our clinical trials;
●	refusal by the NMPA, the FDA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;
●	refusal by the NMPA, the FDA or comparable regulatory authorities to accept any of our other IND approvals, NDAs or BLAs;
●	drug seizure or detention, or refusal to permit the import or export of drugs; and
●	injunctions or the imposition of civil, administrative or criminal penalties.

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

The degree of market acceptance of our drug candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including, but not limited to:

●	the clinical indications for which our drug candidates are approved;
●	physicians, hospitals and patients considering our drug candidates as a safe and effective treatment;
●	whether our drug candidates have achieved the perceived advantages of our drug candidates over alternative treatments;
●	the prevalence and severity of any side effects;
●	product labeling or package insert requirements of the NMPA, the FDA or other comparable regulatory authorities;
●	limitations or warnings contained in the labeling approved by the NMPA, the FDA or other comparable regulatory authorities;
●	timing of market introduction of our drug candidates as well as competitive drugs;
●	cost of treatment in relation to alternative treatments;
●	availability of adequate coverage and reimbursement under the national and provincial reimbursement drug lists in the PRC, or from third-party payors and government authorities in the United States or any other jurisdictions;
●	willingness of patients to pay any out-of-pocket expenses in the absence of coverage and reimbursement by third-party payors and government authorities;
●	relative convenience and ease of administration, including as compared with alternative treatments and competitive therapies; and
●	the effectiveness of our sales and marketing efforts.

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

We have limited experience in managing the manufacturing process. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. We have invested in a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) held by I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), an unconsolidated affiliate of our company, as part of our strategic plan to become a global biopharma company. Concrete steps have been taken to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The construction of the Hangzhou Facility commenced in April 2021. The Hangzhou Facility has established a pilot capacity of two production lines (one line configured with 2 x 2,000L and the other line with 1 x 2,000L). However, the investment for building the new biologics manufacturing facility that is compliant with cGMP regulations will be a significant upfront cost for I-Mab Hangzhou and its shareholders. In turn, this could materially harm our commercialization plans.

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

We currently have no sales, marketing or commercial product distribution capabilities and have no experience in marketing drugs. We and our third-party collaborators will have to compete with other biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel.

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

Our ability to commercialize any drugs successfully will also depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the global healthcare industry is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any drug for which we obtain regulatory approval. Obtaining reimbursement for our drugs may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any drug candidate that we successfully develop.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The following sets forth the major provisions of the ACA that may affect our drug candidates:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;
●	extension of manufacturers’ Medicaid rebate liability;
●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;
●	new requirements to report to CMS financial arrangements with physicians and teaching hospitals;
●	a new requirement to annually report to the FDA drug samples that manufacturers and distributors provide to physicians; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;
●	changes in a specific country’s or region’s political and cultural climate or economic condition;

●	differing regulatory requirements for drug approvals and marketing internationally;
●	difficulty of effective enforcement of contractual provisions in local jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	potential third-party patent rights;
●	unexpected changes in tariffs, trade barriers and regulatory requirements;
●	economic weakness, including inflation or political instability;
●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;
●	the effects of applicable non-PRC tax structures and potentially adverse tax consequences;
●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;
●	workforce uncertainty and labor unrest;
●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;
●	failure of our employees and contracted third parties to comply with Office of Foreign Assets Control rules and regulations and the Foreign Corrupt Practices Act of the United States, and other applicable rules and regulations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

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

Because we rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves certain risks that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these third parties, which could increase the risk that such information will be misappropriated. We currently have a small number of employees, which limits the internal resources we could utilize to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

Our anticipated reliance on third-party manufacturers exposes us to certain risks, including, but not limited to, the following:

●	we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the NMPA, the FDA or other comparable regulatory authorities must approve any manufacturers as part of their regulatory oversight of our drug candidates. This approval would require new testing and cGMP-compliance inspections by the NMPA, the FDA or other comparable regulatory authorities. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;
●	our contract manufacturers may have little or no experience with manufacturing our drug candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our drug candidates;
●	our contract manufacturers may have limited capacity or limited manufacturing slots, which may affect the timeline for the production of our drugs;
●	our contract manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;
●	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;
●	our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our drugs, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drugs;
●	our contract manufacturers are subject to ongoing periodic unannounced inspections by the NMPA and the FDA to ensure strict compliance with cGMP and other government regulations in the PRC and the United States, respectively, and by other comparable regulatory authorities for corresponding regulatory requirements. We do not have control over third-party manufacturers’ compliance with these regulations and requirements;
●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drugs;
●	our contract manufacturers could breach or terminate their agreements with us;

●	our contract manufacturers may be unable to sustain their business and become bankrupt as a result;
●	raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;
●	products and components from our third-party manufacturers may be subject to additional customs and import charges, which may cause us to incur delays or additional costs as a result;
●	our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and
●	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

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

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our ADSs, or disrupt our management and business. For example, we have entered into a license and collaboration agreement with MorphoSys AG (“MorphoSys”), pursuant to which we in-licensed from MorphoSys the development and commercialization rights of felzartamab in Greater China. Another example is our collaboration with AbbVie Ireland Unlimited Company (“AbbVie”). In September 2020, we granted AbbVie a global license, excluding mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we retain all rights to develop and commercialize lemzoparlimab in mainland China, Hong Kong and Macau. On August 15, 2022, we and AbbVie Global Enterprises Ltd. (as an assignee of AbbVie) entered into an amendment to the original licensing and collaboration agreement (as amended, the “AbbVie Collaboration Agreement”). The parties are collaborating on the global development of anti-CD47 antibody therapy under the AbbVie Collaboration Agreement. AbbVie discontinued the global Phase 1b study of lemzoparlimab combination therapy with AZA and venetoclax, in patients with MDS and AML and a Phase 1b study of lemzoparlimab in patients with relapsed/refractory multiple myeloma. These discontinuations were not related to any specific or unexpected safety concerns. This change led to a lowered probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years. We recorded a reduction in the revenue of approximately US$48.0 million in the second half of 2022. For a more detailed discussion, please see “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements—B. Out-Licensing Arrangements—License and Collaboration Agreement with AbbVie” and “Item 5. Operating and Financial Review and Prospects.”

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

Further, collaborations involving our drug candidates are subject to specific risks, which include, but are not limited to, the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
●	collaborators may not pursue the development and commercialization of our drug candidates or may elect not to continue or renew the development or commercialization programs based on clinical trial results, change in their strategic focus due to the acquisition of competitive drugs, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, discontinue a clinical trial, repeat or conduct new clinical trials, or require a new formulation of a drug candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates or future drugs;
●	collaborators with marketing and distribution rights to one or more of our drug candidates or future drugs may not commit sufficient resources to their marketing and distribution;
●	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
●	collaborators may not always be cooperative or responsive in providing their services in a clinical trial;

●	disputes may arise between us and a collaborator that cause a delay or termination of the research, development or commercialization of our drug candidates, or that result in costly litigation or arbitration that diverts management attention and resources;
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates; and
●	collaborators may own or co-own intellectual property covering our drug candidates or future drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our drugs, we may not be able to realize the benefit of such transactions if we are unable to address the risks mentioned above and successfully integrate these agreements or partnerships with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. For example, disputes have arisen between Tracon Pharmaceuticals, Inc. (“Tracon”) and us in relation to the collaboration agreements to co-develop our proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and to co-develop up to five bispecific antibodies (the “BsAbs Agreement”). The disputes relating to the TJD5 Agreement and the BsAbs Agreement were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the TJD5 Agreement has been terminated for a pre-agreed termination fee of US$9.0 million plus interest payable pursuant to the original agreement, and therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over US$200 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the BsAb Agreement. Based on the arbitration award, I-Mab will bear a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. We cannot assure you that similar disputes will not occur again and we cannot assure you that no lawsuits will be initiated by other companies in the future. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. We cannot predict the possible outcome of the legal proceedings of such nature in the future and there can also be no assurance that we will prevail in those legal proceedings.

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

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of December 31, 2022, our owned patent portfolio consisted of 113 issued patents and 185 patent applications primarily in connection with the drug candidates in our Global Portfolio, including 19 Patent Cooperation Treaty (“PCT”) patent applications, 21 U.S. patent applications, 30 PRC patent applications and 228 patent applications in other jurisdictions. In addition, as of December 31, 2022, we in-licensed the Greater China and Korea rights relating to 35 issued patents and 26 pending patent applications primarily in connection with felzartamab, eftansomatropin alfa, efineptakin alfa and TJ210. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in China, the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

Despite measures we take to obtain and maintain patent and other intellectual property rights with respect to our drug candidates, our intellectual property rights could be challenged or invalidated. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our drug candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, CNIPA, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we have conducted our patent prosecution in accordance with a duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on a drug candidate. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. In addition, if the breadth or strength of protection provided by our patents is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize our current or future drug candidates. Any loss of patent protection could have a material adverse impact on one or more of our drug candidates and our business.

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

In addition to our issued patents and pending patent applications, we rely on trade secret and confidential information, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. For example, due to Tracon’s wrong-doing during the confidential arbitration process, we are pursuing a trade secret misappropriation lawsuit case against a competitor of us and seeking remedies, including potentially substantial monetary damages. Regardless of the outcome, litigations or arbitrations can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

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

It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. Disputes may arise regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	the extent to which our technology and processes infringe, misappropriate or violate intellectual property of the licensor that is not subject to the license agreement;
●	the sublicensing of patent and other rights under our collaborative development relationships;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of patented technology.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are similar to our drug candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;
●	we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may in the future exclusively license, which could result in the patents applied for not being issued or being invalidated after issuing;
●	we might not have been the first to file patent applications covering certain of our inventions, which could result in the patents applied for not being issued or being invalidated after issuing;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications will not lead to issued patents;
●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors or other third parties;
●	we may obtain patents for certain compounds many years before we receive regulatory approval for drugs containing such compounds, and because patents have a limited life, which may begin to run prior to the commercial sale of the related drugs, the commercial value of our patents may be limited;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for commercialization in our major markets;
●	we may fail to develop additional proprietary technologies that are patentable;
●	we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate;
●	third parties may gain unauthorized access to our intellectual property due to potential lapses in our information systems; and
●	the patents of others may have an adverse effect on our business, for example by preventing us from commercializing one or more of our drug candidates for one or more indications.

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

Although patent regulations in respect of patent term compensation and patent linkage system have been introduced by the PRC Patent Law taking effective on June 1, 2021, the patent term compensation requires further promulgation of detailed implementation measures to be implemented. Thus, patents that we expect to obtain in China may not be eligible for or only be eligible for limited patent term compensation. In the meantime, the PRC Patent Law, for the first time, introduces a system for the early resolution of patent disputes concerning generic drug applications. On July 4, 2021, the NMPA and the CNIPA jointly issued the Implementation Measures for Early Resolution Mechanism of Pharmaceutical Patent Disputes (for Trial Implementation) which sets forth, for the first time, details of how such patent linkage system would be implemented. Since the China trial version of patent linkage system was just implemented commencing from July 4, 2021, substantial uncertainties remain as to whether this trial system can effectively block early generic competition with our products. Although the Regulations for Implementation of the Drug Administration Law of the People’s Republic of China has provided six-year data exclusivity for a new chemical entity, and the Chinese regulators have proposed a framework for integrating data exclusivity into the Chinese regulatory regime in 2018, the system of data exclusivity was not really implemented in practice. Consequently, these factors may result in weaker protection for us against generic competition in China than could be available to us in some jurisdictions such as the United States.

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

In addition, we rely on CROs, our partners and other third parties to monitor and manage data for some of our ongoing pre-clinical and clinical programs and control only certain aspects of their activities. If any of our CROs, our partners or other third parties do not perform to our standards in terms of data accuracy or completeness, data from those pre-clinical and clinical trials may be compromised as a result, and our reliance on these parties does not relieve us of our regulatory responsibilities. For a detailed discussion, see “—Risks Related to Our Reliance on Third Parties—As we rely on third parties to conduct our pre-clinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.” above.

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

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to:

●	decreased demand for our drug candidates or any resulting products;
●	injury to our reputation;
●	withdrawal of other clinical trial participants;
●	costs to defend the related litigation;
●	a diversion of our management’s time and resources;
●	substantial monetary awards to trial participants or patients;
●	inability to commercialize our drug candidates; and
●	a decline in the market price of our ADSs.

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

We are exposed to the risk of fraud, misconduct or other illegal activities by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to:

●	comply with the laws of the NMPA, the FDA and other comparable regulatory authorities;
●	provide true, complete and accurate information to the NMPA, the FDA and other comparable regulatory authorities;
●	comply with manufacturing standards we have established;
●	comply with healthcare fraud and abuse laws in the PRC, the United States and similar fraudulent misconduct laws in other applicable jurisdictions; or
●	report financial information or data accurately or to disclose unauthorized activities to us.

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

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including, but not limited to:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	the issuance of our equity securities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the assimilation of operations, corporate culture and personnel of the acquired business;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and its existing drugs or drug candidates and regulatory approvals;
●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and
●	changes in accounting principles relating to recognition and measurement of our investments that may have a significant impact on our financial results.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, the Civil Code of the PRC (“the Civil Code”), which came into effect on January 1, 2021, expressly provides the right of privacy and personal information protection. The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the businesses conducted, the data we obtain and use may include information that is deemed as “personal information” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law requires, among others, that the processing of personal information should have a specific and reasonable purpose, and must be conducted in a way that has the least impact on personal rights and interests, and should be limited to the minimum scope necessary to achieve the processing purpose. On November 4, 2022, the CAC and the SAMR jointly issued the Notification on the Implementation of Personal Information Protection Certification, which implemented the personal information protection certification mechanism in response to the requirements under the Personal Information Protection Law regarding the outbound transfer of personal information.

The Data Security Management Measures (Draft for Comments) was published by the CAC for public comments on November 14, 2021, which proposed that a data processor shall apply for a cybersecurity review under any of the following circumstances: (i) merger, reorganization, or division of internet platform operators with significant data resources concerning national security, economic development or public interest that affects or may affect national security; (ii) a data processor processing personal information of more than one million users while listing on foreign stock markets; (iii) a data processor listing in Hong Kong that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Data Security Management Measures (Draft for Comments) further required the data processors processing important data or listing on foreign stock markets to carry out annual data security self-assessment and submit an evaluation report to the CAC. However, as the Data Security Management Measures (Draft for Comments) was released only for public comment, there are still uncertainties regarding the final version and the effective date thereof.

In December 2021, the CAC and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a critical information infrastructure operator, or a CIIO, that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to the cybersecurity review. In addition, internet platform operators processing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. As of the date of this annual report, (i) no detailed rules or implementation relating to the Cybersecurity Review Measures has been issued by any PRC regulatory authorities, (ii) we have not been informed of being identified as a CIIO or an internet platform operator, nor have we been required to go through the cybersecurity review procedures, by any PRC governmental authorities, and (iii) we have not been involved in any investigations on cybersecurity review on such basis, nor have we received any inquiry, notice, warning, or sanctions in such respect, by any PRC governmental authorities. Taking into consideration the above and that (i) the preclinical and clinical data processed or handled by us in our business operations, either by its nature or in scale, do not and will not directly or indirectly affect or potentially affect national security in any respect, and (ii) we have not possessed, and do not anticipate to possess, in the foreseeable future, personal information of more than one million users or persons, based on our understanding of the Cybersecurity Review Measures, we do not expect that we will be subject to cybersecurity review by the CAC in connection with our offering of securities to foreign investors and listing on the Nasdaq. Nevertheless, the exact scope of CIIO and “internet platform operator” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of the Cybersecurity Review Measures and the relevant laws, regulations, implementation rules etc. Therefore, it is uncertain whether we would be deemed as a CIIO or an internet platform operator thereunder.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers (the “Security Assessment Measures”), which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply for the security assessment before any data can be transferred outbound if (i) the data transferred out of China is important data, (ii) the data processor is a CIIO or the data processor has processed personal information of more than one million people, (iii) the data processor has made outbound transfer of personal information of 100,000 people or sensitive personal information of 10,000 people cumulatively since January 1 of the previous year, or (iv) the security assessment for outbound data transfers is otherwise required by the CAC. For outbound data transfers conducted before the implementation of the Security Assessment Measures which failed to comply therewith, rectification shall be completed within six months from the implementation thereof. On August 31, 2022, the CAC promulgated the first edition of the Guide to Applications for Security Assessment of Outbound Data Transfers, which provided guidance to the implementation of the Security Assessment Measures, and clarified the specific timeline and procedures for security assessment for outbound data transfers under the Security Assessment Measures.

On February 22, 2023, the CAC published promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information (the “Measures for Standard Contract”), which clarified the terms and conditions to be agreed on between personal information processors as a data exporter and an overseas data importer regarding the outbound data transfers of personal information. The Measures for Standard Contract will come into effect on June 1, 2023. Under the Measures for Standard Contract, a personal information processor may enter into the PRC Standard Contract and provide it with other required materials to the relevant governmental authorities for filing to ensure the legality of an outbound data transfer of personal information provided the personal information processor (i) is not a CIIO, (ii) processes personal information of less than one million individuals, (iii) has cumulatively transferred abroad personal information of less than 100,000 individuals since January 1 of the previous year, and (iv) has cumulatively transferred abroad sensitive personal information of less than 10,000 individuals since January 1 of the previous year.

The PRC laws and regulations concerning these subject matters are continually evolving and not always clear, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We cannot assure you that we will comply with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all respects and any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries, penalties and other proceedings or actions against us by governmental authorities, such as warnings, fines, making certain required rectification, service suspension and/or other sanctions, as well as negative publicity and damage to our reputation. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the future regulatory changes, including impact of any draft measures, at this stage, and we will closely monitor and assess any development in the rule-making process. If additional requirements are imposed to companies like us, such as the clearance of cybersecurity review, we face uncertainties as to whether we can fulfill those requirements in a timely manner, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, which could materially and adversely affect our business and results of operations.

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

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic.

The outbreaks of COVID-19, a novel strain of coronavirus, has created significant business disruption which could materially and adversely affect our business and operations. Beginning in 2020, outbreaks of COVID-19, resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The COVID-19 outbreaks led to temporary closure of our offices in the first quarter of 2020 and from March through May 2022, causing cancellation of in-person attendance at meetings, restrictions on employee travels, and a significant portion of our employees working from home, which resulted in lower work efficiency and productivity, and disruptions to our business operations and clinical trials. The operations of our suppliers were also impacted.

Most of the travel restrictions and quarantine requirements in mainland China were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially and adversely impact our business, including our planned and ongoing clinical trials and development. Clinical site initiation, including recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward coping with the COVID-19 pandemic. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. Hospitals have also had reduced patient flow in general during the pandemic period. As a result, the expected timeline for data readouts of our clinical trials and potential submission and filings will likely be negatively impacted, which would adversely affect and delay our ability to obtain certain regulatory approvals, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be impeded, which would also materially and adversely impact our clinical trial operations. As a result of disruptions caused by the COVID-19 pandemic, we may require additional capital to continue our research activities, which we may be unable to secure on favorable terms, if at all. In addition, we believe that our business partners, such as our licensing partners, CROs, CMOs or suppliers, have also experienced and may continue to experience similar or more severe disruptions to their business operations. Any disruption to the business operations of us and our business partners could materially and adversely affect the development of our drug candidates, our business, financial condition and results of operations. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the future. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of the COVID-19 Pandemic” for a detailed description of the impact of the COVID-19 pandemic on our business.

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

In addition to the impact of COVID-19, global pandemics, natural catastrophes or other disasters in the locations in which we, our suppliers, CROs, CMOs and other contractors operate, or fear of spread of contagious diseases, such as avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic could disrupt the business operations of our company, our suppliers, CROs, CMOs and other contractors. The occurrence of any of the foregoing events is beyond our control but may result in regional or global economic distress, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to include a report by our management on our internal control over financial reporting and our independent registered public accounting firm must include an attestation report on internal control over financial reporting in our annual reports. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our management, with the participation of our acting chief executive officer and interim chief financial officer, and our independent registered public accounting firm evaluated the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. See also “Item 15. Controls and Procedures” for a detailed description.

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

We may be subject to litigation in China and outside China relating to securities law class actions, third-party and principal intellectual property infringement claims, claims relating to data and privacy protection, contractual agreements, employment related cases and other matters in the ordinary course of our business. For details of the material legal proceedings that we are subject to, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

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

Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct or improper activities, or negative rumors relating to us, our management, employees, business partners or affiliates, can harm our business and results of operations, even if they are unsubstantiated or are satisfactorily addressed. Any regulatory inquiries or investigations or other actions against our management, any perceived unethical, fraudulent, or inappropriate business conduct by us or perceived wrong-doing by any key member of our management team or other employees, our business partners or our affiliates, could harm our reputation and materially adversely affect our business. Regardless of the merits or final outcome of any such regulatory inquiries or investigations or other actions, our reputation may be substantially damaged, which may impede our ability to attract and retain talents and business partners and grow our business.

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

We conduct our businesses in China primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022.

As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a “Commission Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of and filing with relevant PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, must be filed with the CSRC. Specifically, the examination and determination of an indirect overseas offering and listing shall be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following both conditions: (i) the operating income, gross profit, total assets or net assets of such domestic company in the most recent fiscal year was more than 50% of the relevant line items in the issuer’s audited consolidated financial statements for that year; and (ii) the main part of operating activities is conducted in the PRC or the main place of business is located in the PRC, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. According to the Overseas Listing Trial Measures, in the case of an indirect overseas offering and listing by a domestic company, the issuer shall designate a main domestic operating entity to file with the CSRC. Particularly, (i) with respect to the issuer’s overseas initial public offering or listing, the filing application shall be submitted to the CSRC within three business days after the submission by the issuer of its initial listing application; (ii) with respect to the issuer’s follow-on offering on the same overseas market, the filing application shall be submitted to the CSRC within three business days after the completion of the follow-on offering. The Overseas Listing Trial Measures also require subsequent reports to be filed with the CSRC on material events, such as a change-of-control event, or voluntary or forced delisting of the issuer who has completed the overseas offering and listing. If the issuer fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Furthermore, the Overseas Listing Trial Measures also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

On the same day, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarified that, a domestic company that has completed the overseas offering and listing upon implementation of the Overseas Listing Trial Measures shall be regarded as an existing company, and is not required to file with the CSRC until its follow-on refinancing or the occurrence of other filing matters.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which came into effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, in the overseas offering and listing by domestic companies, directly or indirectly, such domestic companies, as well as the securities companies and securities service agencies providing relevant services, shall strictly abide the relevant laws and regulations, and the Confidentiality and Archives Management Provisions. If a domestic company provides or publicly discloses, either directly or through its overseas listed entity, to entities and individuals such as securities companies, securities service agencies and overseas regulatory authorities, the documents and materials which contain state secrets or government work secrets, such domestic company shall obtain the approval from competent governmental authorities, and file with the secrecy administrative department at the same level with the approving governmental authority.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or filing from any regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by relevant regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. These regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Our PRC counsel, JunHe LLP, has advised us that, based on its understanding of the current PRC Laws and Regulations, as I-Mab does not meet all of the above conditions and given that neither I-Mab nor any of its PRC subsidiaries has received any notice from the PRC tax authorities confirming, directly or indirectly, that I-Mab is a PRC resident enterprise for PRC tax income purposes as of the date of this annual report, I-Mab should not be considered as a PRC resident enterprise for PRC tax income purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises (including the holders of our ADSs). In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% in the case of non-PRC individuals (which in the case of dividends may be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”), the 2020 Share Incentive Plan (the “2020 Plan”), the 2021 Share Incentive Plan (the “2021 Plan”) and the 2022 Share Incentive Plan (the “2022 Plan”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of March 31, 2023, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 1,748,628 ordinary shares, 1,354,384 ordinary shares, 72,000 ordinary shares, 2,586,302 ordinary shares, 4,142,040 ordinary shares, and 6,672,944 ordinary shares under the 2017 Plan, the 2018 Plan, the 2019 Plan, the 2020 Plan, the 2021 Plan and the 2022 Plan, respectively, excluding options that were forfeited, cancelled, or exercised after the relevant grant date; and (ii) restricted share units to receive an aggregate of 808,792 ordinary shares under the 2020 Plan, an aggregate of 1,752,194 ordinary shares under the 2021 Plan and an aggregate of 4,883,452 ordinary shares under the 2022 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 and was revised in 2022, requires that the anti-monopoly enforcement body of the State Council must be notified of transactions which are deemed concentrations (i) reaching the standard for notification as prescribed for by the State Council, or (ii) not reaching the standard for notification but proved by evidence that such concentrations will or may preclude or restrict competition and thus required by the anti-monopoly enforcement body of the State Council to undertake the notification, before they can be completed.

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

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of “PRC taxable assets,” including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: (i) whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; (iv) the duration of existence of the shareholders, business model and organizational structure of the overseas enterprise; (v) the income tax payable overseas for the transaction of indirect transfer of PRC taxable assets; (vi) the replicability of the transaction by direct transfer of PRC taxable assets; and (vii) the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

For the period from January 1, 2022 to the date of this annual report, the trading price of our ADSs ranged from US$2.73 to US$47.75 per ADS. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

●	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;
●	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;
●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
●	any adverse changes to our relationship with manufacturers or suppliers;
●	the results of our testing and clinical trials;
●	the results of our efforts to acquire or license additional drug candidates;
●	variations in the level of expenses related to our existing drugs and drug candidates or pre-clinical, clinical development and commercialization programs;
●	any intellectual property infringement actions in which we may become involved;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	fluctuations in product revenue, sales and marketing expenses and profitability; manufacture, supply or distribution shortages;
●	variations in our results of operations;
●	announcements about our results of operations that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on results of operations;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;
●	changes in financial estimates by securities research analysts;
●	media reports, whether or not true, about our business, our competitors or our industry;
●	additions to or departures of our management;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs by us, our executive officers and directors or our shareholders;
●	any share repurchase program;
●	general economic and market conditions and overall fluctuations in the U.S. equity markets;
●	changes in accounting principles; and
●	changes or developments in the PRC or global regulatory environment.

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

Our board of directors has historically authorized several share repurchase programs, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to certain amount during certain period. We implemented share repurchases pursuant to those authorized share repurchase programs from time to time. Our board of directors will review the implementation of share repurchases periodically and may authorize adjustment of its terms and size. In addition, certain senior management members and executive personnel also executed share purchases from the open market in the first quarter of 2022. For details of the purchase of equity securities by us and affiliated purchasers, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” The timing and dollar amount of share repurchase and share purchase transactions could affect the price of our ADSs and increase volatility. Nevertheless, there can be no assurance that any of our share repurchase program will be fully consummated or that such share repurchase program could enhance long-term shareholder value.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have an adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

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

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Additionally, our home country practices provide that shareholder approval may not be required when a plan or other equity compensation arrangement is established or materially amended and that we are not required to hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. As we have chosen, or may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the ones mentioned above, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. See also “Item 16G. Corporate Governance.”

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

ITEM 4.INFORMATION ON THE COMPANY

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

In 2020, we have taken concrete steps to execute our plan to invest in a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a specialty biopharma company. The construction of the Hangzhou Facility commenced in April 2021. The Hangzhou Facility has established a pilot capacity of two production lines (one line configured with 2 x 2,000L and the other line with 1 x 2,000L). The project has been financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, we, through our wholly-owned subsidiary and parties acting in concert, remain the majority shareholder of I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), the entity holding the Hangzhou Facility. I-Mab Hangzhou became an affiliate of our company on the closing date. On July 16, 2022, I-Mab Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise approximately US$46 million (in RMB equivalent). Upon closing of the financing, we, through our wholly-owned subsidiary, will remain the largest shareholder. Upon the occurrence of certain triggering events as specified in the shareholders agreement among I-Mab Hangzhou, we, through our wholly-owned subsidiary, and other domestic investors, including, but not limited to, I-Mab Hangzhou’s failure to accomplish certain public offering condition, we may be obligated to repurchase the equity held by other domestic investors in cash or in our securities in the period beyond 12 months. See Note 10 to our consolidated financial statements included elsewhere in this annual report for additional information of our investment in I-Mab Hangzhou.

In September 2020, we, through I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of our company, entered into a broad global collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie a global license, excluding mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab. In August 2022, we and AbbVie Global Enterprises Ltd., the assignee of AbbVie, entered into an amendment to the original collaboration agreement. Pursuant to the currently effective collaboration agreement, as amended, the parties are collaborating on the global development of anti-CD47 antibody therapy. As of the date of this annual report, AbbVie has paid us an upfront payment of US$180 million and milestone payment of US$20 million, and we will be eligible to receive, and AbbVie and its assignee will pay, up to US$1.295 billion in the development, regulatory and sales milestone payments, and the tiered royalties at rates from mid-to-high single digit percentages on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments and tiered royalties previously disclosed in our annual report in Form 20-F for the fiscal year 2021 for other licensed products. We have the exclusive right to develop and commercialize all licensed products under the amended collaboration agreement in Greater China. AbbVie discontinued the global Phase 1b study of lemzoparlimab combination therapy with AZA and venetoclax, in patients with MDS and AML, and a Phase 1b study of lemzoparlimab in patients with relapsed/refractory multiple myeloma. These discontinuations were not related to any specific or unexpected safety concerns.

In September 2020, we entered into definitive subscription agreements (collectively, the “Subscription Agreements,” and each, a “Subscription Agreement”) with a consortium of institutional investors, pursuant to which we agree to issue and sell to these investors (i) a total of 29,133,502 ordinary shares of our company for an aggregate purchase price of approximately US$418 million (equivalent to a price of US$33 per ADS); and (ii) warrants (the “Investor Warrants”) to subscribe for up to 5,341,267 ordinary shares of our company at an exercise price of US$45 per ADS, which were fully exercised in 2021 and further generated proceeds of approximately US$104.5 million.

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

Our principal executive offices are located at 55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-6057-8000.

Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

B.   Business Overview

Executive Summary

In 2022, we faced a series of risks, including macroeconomic and geopolitical headwinds, which prompted us to re-position our overall business in response to these challenges, while focusing on re-prioritizing the pipeline development to deliver on key clinical milestones. These measures resulted in a streamlined workforce and R&D activities focusing on five key clinical assets, significantly reducing the cash burn rate in 2022 and beyond. Today, the risks imposed by the HFCAA and the COVID-19 pandemic are largely mitigated. Collectively, we are now in a strong position to continue to deliver the expected key catalysts and value through pipeline progress and global partnerships with a more prudent expenditure strategy to support our key business operations for the next three years.

More specifically, we made significant progress in our pipeline development by focusing on five key clinical assets: eftansomatropin alfa, felzartamab, lemzoparlimab, uliledlimab, and givastomig (TJ-CD4B). The major achievements in 2022 included: (1) positive Phase 2 data readout for lemzoparlimab and regulatory approval to initiate a Phase 3 clinical trial in China; (2) positive Phase 2 data readout for uliledlimab - an encouraging clinical dataset for CD73 and PD-1 combination therapy in advanced non-small cell lung cancer (NSCLC) to date, which is enabled by CD73 expression as a predictive biomarker. The clinical development plan is being finalized to initiate a biomarker-guided pivotal trial in the second half of 2023 in advanced NSCLC. In addition, we expect that the recent Phase 2 data could contribute to the ongoing discussions for a potential global partnership; (3) encouraging Phase 1 data for givastomig, which will potentially enable the initiation of a Phase 2 trial in the second half of 2023, and a potential global partnership; and (4) significant progress on eftansomatropin alfa and felzartamab, leading to Phase 3 data readout expected in the second half of 2023 and potential NDA submission in China by the end of 2023 or early 2024 for eftansomatropin alfa, and at a later time for felzartamab.

The five prioritized clinical assets include three Phase 3 assets (eftansomatropin alfa, felzartamab and lemzoparlimab), one end-of-phase 2 (EOP2) asset (uliledlimab) and one Phase 1 asset (givastomig). As the studies progress, we expect to have two potential near-term NDA submissions in China (by the end of 2023 or early 2024 for eftansomatropin alfa and at a later time for felzartamab), two key assets entering into Phase 3 or pivotal trials in China (lemzoparlimab for myelodysplastic syndromes (MDS) in Phase 3 and uliledlimab for NSCLC in a pivotal clinical trial) and one asset entering into Phase 2 (givastomig) in 2023.

As of December 31, 2022, we had a total cash position, consisting of cash, cash equivalents, restricted cash and short-term investments, of RMB3.5 billion (US$514.2 million), which we estimate to be sufficient to fund our key business operations for over three years.

Our Drug Pipeline

Our innovative and advanced drug pipeline is led by five key clinical assets, followed by the next-generation bi-specific antibody assets. The section below describes the development status of the key clinical assets and selected pre-clinical assets.

Five Key Clinical Assets

Eftansomatropin alfa (TJ101): A Differentiated Long-Acting Growth Hormone for Pediatric Growth Hormone Deficiency

Summary

Eftansomatropin alfa is a differentiated long-acting recombinant human growth hormone (rhGH) developed for pediatric growth hormone deficiency (PGHD), being the only rhGH in its proprietary fusion protein format and is not chemically linked with PEG or other linkers. Its safety, tolerability, and efficacy have been well demonstrated in Phase 1 and Phase 2 clinical trials. We are currently progressing towards the end of a Phase 3 registrational trial (“TALLER”) of eftansomatropin alfa as a weekly treatment for PGHD patients in China, with plans to submit an NDA by the end of 2023 or early 2024. We obtained the rights from Genexine for the development, manufacturing and commercialization of eftansomatropin alfa in China. In November 2021, we entered into a strategic commercial partnership with Jumpcan, a leading domestic pharmaceutical company specializing in and committed to pediatric medicines, to accelerate the commercialization of eftansomatropin alfa.

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

Phase 1 Clinical Trial in Healthy Adult Subjects

The first-in-human trial of eftansomatropin alfa was a randomized, double-blind, placebo-controlled single dose-ascending study in four groups of healthy subjects. A total of 32 subjects were enrolled, and 31 completed the study. Eftansomatropin alfa was shown to be well-tolerated at all dose levels studied (0.2-1.6 mg/kg). Eftansomatropin alfa was detectable in the blood until Day 7 for the 0.2 mg/kg dose group, Day 14 for the 0.4 and 0.8 mg/kg dose groups, and Day 21 for the 1.6 mg/kg dose group. A single subcutaneous (“SC”) injection of eftansomatropin alfa at dose levels of 0.4 mg/kg and higher increased IGF-1 and IGF -binding protein-3 (“IGFBP-3”) levels for at least one week. No safety concerns were identified. Eftansomatropin alfa showed a half-life ranging from 69.2 to 138 hours.

Phase 2 Clinical Trial in PGHD

The Phase 2 trial in PGHD was a randomized, open-label, active-controlled study to assess the efficacy, safety, tolerability, pharmacokinetics and pharmacodynamics of weekly and twice-monthly doses of eftansomatropin alfa, as compared with a daily injection of Genotropin, the current standard of care for PGHD. The primary clinical endpoint was annualized height velocity (aHV) in centimeters (cm) per year (equivalent to annual growth rate), measured at six months. A total of 56 subjects were randomized at 27 centers in nine European countries and South Korea.

Data from the trial showed that subcutaneous administration of eftansomatropin alfa over the dose range of 0.8 mg/kg/ week-2.4 mg/kg/twice monthly resulted in an increase in aHV over the six-month study period. Subjects who received eftansomatropin alfa at 0.8 mg/kg weekly, 1.2 mg/kg weekly, and 2.4 mg/kg twice-monthly showed growth rates of 11.50, 11.54, and 11.86 cm/year, respectively, while the growth rate in the control group treated with Genotropin was approximately 11.24 cm/year. In an extension study, greater than two-digit growth velocity remained until 12 months in all eftansomatropin alfa cohorts, while the Genotropin cohort showed 9.14 cm/year at 12 months. Moreover, no remarkable slow-down of the growth velocity was observed in the second year in either the patients who received eftansomatropin alfa throughout or in subjects who switched from the Genotropin cohort. The tolerability of eftansomatropin alfa was consistent with the known properties of marketed products.

Figure:	The aHV at six months indicated comparable growth rates between all doses of eftansomatropin alfa (both weekly and twice-monthly treatment) and the active comparator, Genotropin. (Source: Genexine)

Registrational Phase 3 Clinical Trial

The registrational Phase 3 trial of eftansomatropin alfa in PGHD (“TALLER”) is on track in China. In May 2022, we announced the completion of patient enrollment in the TALLER study for treatment of PGHD. TALLER is a multi-center, randomized, open-label, active-controlled clinical study designed to assess the efficacy, safety, and pharmacokinetics of eftansomatropin alfa in PGHD (NCT04633057). The primary objective is to demonstrate non-inferiority of 1.2 mg/kg/week of eftansomatropin alfa administered SC, compared with the active control Norditropin, a daily rhGH marketed in China. Following the completion of the patient enrollment, the final dataset from the TALLER study is anticipated in the second half of 2023, which is expected to be followed by an NDA submission by the end of 2023 or early 2024.

In November 2021, we announced a strategic commercial partnership with Jumpcan, a leading domestic pharmaceutical company specializing in and committed to pediatric medicines, to accelerate the commercialization of eftansomatropin alfa. We will be the marketing authorization holder (MAH) of the product and supply the product at an agreed cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with us in mainland China. Jumpcan has made an upfront payment to us of RMB224 million. Upon achievement of development, registration, and sales milestones, certain milestone payments of up to RMB1.79 billion will be made, with total non-royalty payments up to RMB2.02 billion. In addition, I-Mab and Jumpcan will share profits generated from the commercialization of the product in mainland China on a 50/50 basis, pursuant to which we will be entitled to receive tiered low double-digit royalties on net sales. This partnership deal represents one of the largest in China’s biopharma market to date. Both companies have been working together to prepare for the future product launch of eftansomatropin alfa in China.

Felzartamab (TJ202): A Differentiated CD38 Antibody for Multiple Myeloma and Autoimmune Diseases

Summary

Felzartamab is a differentiated CD38 antibody for the treatment of relapsed and refractory multiple myeloma (MM) and potentially autoantibody-mediated autoimmune diseases. We obtained the rights from MorphoSys to develop, manufacture, and commercialize felzartamab in Greater China. Clinical data available from MorphoSys and I-Mab confirmed the advantages of felzartamab in its lower infusion-related reaction rates and a shorter infusion time, making felzartamab’s use in an out-patient clinic setting possible, along with other potential benefits. Felzartamab required only a short infusion time of 30 minutes (as subsequent infusions) to two hours (as an initial infusion), compared with 3.5 to 6.5 hours for the currently marketed CD38 antibody. Moreover, the IRR of felzartamab was 7%, compared with 48% for the currently marketed CD38 antibody.

The third-line (3L) MM registrational trial of felzartamab has been completed, and the topline data have met the preset primary and secondary endpoints. The clinical data confirmed the clinical advantages of felzartamab in terms of aforementioned lower infusion-related reaction rate and shorter infusion time, which has made it feasible and practical for its use in an out-patient clinic setting. We are on track with the registrational trial of felzartamab in combination with lenalidomide and dexamethasone as a second-line (2L) MM treatment. The topline data package, when fully matured, is expected to support our NDA submission.

In January 2022, we signed a partnership agreement with the government of Qiantang District of Hangzhou in China to manufacture felzartamab locally to accelerate our commercialization of felzartamab. The local manufacturing plan is expected to significantly reduce the cost of goods and render felzartamab more commercially competitive.

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

Advantages of Felzartamab

We believe that felzartamab has the following advantages compared with the currently marketed CD38 antibody: (1) felzartamab demonstrated a lower infusion-related reaction rate and shorter infusion time, which could make it possible for use in an out-patient clinic setting; and (2) felzartamab treatment does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro, maintaining the sensitivity of malignant myeloma cells to repeated felzartamab treatments.

Summary of Clinical Results

Phase 1/2a Trial in patients with r/r MM by MorphoSys

A Phase 1/2a, open-label, multicenter, dose-escalation study in adult patients with relapsed or refractory MM was conducted by MorphoSys in Austria and Germany. The results concluded that felzartamab was well-tolerated as a single agent and in combination with dexamethasone (DEX), pomalidomide (POM)/DEX, or lenalidomide (LEN)/DEX. Felzartamab was administered as a two-hour IV infusion at the first dose, and infusion time could be reduced to as short as 30 minutes at subsequent doses without obvious safety concerns. The maximal tolerable dose (MTD) of felzartamab was not reached.

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

Figure:

Best overall response and ORR. Patients were treated with felzartamab in combination with a low dose of DEX (40 mg for 75 years old and younger, or 20 mg for patients over 75 years old), POM (4 mg)/Dex, or LEN (25 mg)/Dex. Dex: dexamethasone; POM: pomalidomide; LEN: lenalidomide; ITT: intent to treat; NE: not evaluable; PD: progressive disease; SD: stable disease; MR: minimal response; PR: partial response; VGPR: very good partial response; CR: complete response; sCR: stringent complete response; ORR: overall response rate. (Source: MorphoSys)

Clinical Development Status

The third-line MM registrational trial has been completed, and the topline data have met the preset primary and secondary endpoints. More importantly, the clinical data have confirmed the clinical advantages of felzartamab in terms of lower infusion-related reaction rate and shorter infusion time, which makes it feasible and practical for its use in an out-patient clinic setting.

For the registrational trial of felzartamab and lenalidomide/dexamethasone as a 2L MM treatment, we completed patient enrollment in September 2021. The topline data package, when fully matured in 2023, is expected to support an NDA submission.

We plan to position felzartamab as the first and only locally manufactured CD38 antibody in China to facilitate its potential NDA submission and to be more commercially competitive. With the support of the local government in China, our plan is to manufacture felzartamab locally for increased affordability and commercial competitiveness. In parallel, we are exploring commercial partnerships in China for felzartamab, with the goal of enabling us to quickly gain and scale up market share for felzartamab without investing significant resources in our own commercialization capabilities.

Lemzoparlimab (TJC4): A Novel CD47 Antibody for Immuno-Oncology with First-in-Class Potential in China

Summary

Lemzoparlimab is a fully human CD47 monoclonal antibody discovered and developed internally by our company for cancer immunotherapy. CD47 has emerged as one of the most promising immuno-oncology targets in recent years. Lemzoparlimab is among the global front-runners after magrolimab. As one of the most promising drug classes in immuno-oncology, the development of CD47 antibodies is primarily hampered by their on-target binding to red blood cells (RBCs). Therefore, various CD47 antibodies in their clinical development are found to be susceptible to severe anemia and other hematologic side effects. As a result, many CD47 antibody programs have been either terminated in early clinical trials or faced drug safety challenges in clinical trials. For example, in January 2022, Gilead announced that the U.S. FDA had placed a partial clinical hold on studies evaluating the combination of magrolimab plus azacitidine due to an apparent imbalance in investigator-reported suspected unexpected serious adverse reactions (SUSARs) between study arms, which was later lifted for the study in acute myeloid leukemia (AML)/myelodysplastic syndromes (MDS) but remained in diffuse large B cell lymphoma (DLBCL) and multiple myeloma (MM).

Lemzoparlimab is a novel CD47 antibody by design. It was originally selected from antibody screen campaigns designed to identify CD47 antibody leads with minimal binding to RBCs while maintaining strong binding to tumor cells. In terms of its differentiation in drug safety, the preclinical, Phase 1, and Phase 2 clinical studies we conducted so far have supported a good safety profile without the need for a priming dosing regimen. In terms of treatment efficacy, our Phase 1 and Phase 2 clinical trials have demonstrated encouraging efficacy signals, mostly in hematologic malignancies. In September 2022, we presented the Phase 2 clinical data (NCT04202003) of lemzoparlimab in combination with AZA in patients with newly diagnosed higher risk myelodysplastic syndrome (HR-MDS) at the European Society for Medical Oncology (ESMO) Congress. Furthermore, we will provide the updated data from the Phase 2 MDS trial in the second half of 2023.

Our clinical development plan is aimed to prioritize hematologic malignancies with the first-line (1L) MDS combination therapy with azacitidine (AZA) as a lead indication. A Phase 3 clinical trial for 1L MDS combination therapy has been initiated in April 2023. Additionally, we are progressing towards the end of a Phase 2 AML trial in combination with AZA, and continue to evaluate lemzoparlimab in combination with rituximab in patients with non-Hodgkin’s lymphoma (NHL) and with PD-1 therapy in patients with selected solid tumors.

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

Figure:

In vitro and in vivo anti-tumor activity of lemzoparlimab (TJC4). (A) In vitro phagocytosis of Raji cells by primary human macrophages in the presence of different doses of lemzoparlimab or comparator CD47 antibodies. (B) In vivo anti-tumor activity of lemzoparlimab mono-treatment in Raft xenograft model. (C) In vivo anti-tumor activity of lemzoparlimab (5 mg/kg, BIW) in combination with Rituximab (5 mg/kg, BIW) in the DLBCL model.

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

Figure:

The left. Crystal structure of the complex of the Fab of lemzoparlimab (TJC4, Cyan) binding with the extracellular domain (ECD) of human CD47 (Green). The right. In a representative experiment, human RBCs were treated with PNGase for 1 hr, followed by the addition of lemzoparlimab (TJC4) ore comparator CD47 antibody that binds strongly to RBC at the indicated concentrations. The binding of CD47 antibodies to the treated (de-glycosylated) or untreated RBCs was analyzed by flow cytometry.

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

Amendment to the Global Partnership with AbbVie

In August 2022, we entered into an amendment with AbbVie Global Enterprises Ltd. (as assignee of AbbVie) to the original collaboration agreement (as amended, the “AbbVie Collaboration Agreement”). The parties are collaborating on the global development of certain new anti-CD47 antibodies under the AbbVie Collaboration Agreement. Accordingly, we will be eligible to receive, and AbbVie and its assignee will pay, up to US$1.295 billion in the development, regulatory and sales milestone payments, and the tiered royalties at rates from mid-to-high single digit percentages on global net sales outside of Greater China for the new anti-CD47 antibodies currently in development, or the original milestone payments and tiered royalties previously disclosed in our annual report in Form 20-F for the fiscal year 2021 for other licensed products. We have the exclusive right to develop and commercialize all licensed products under the AbbVie Collaboration Agreement in Greater China. Meanwhile AbbVie discontinued the global Phase 1b study of lemzoparlimab combination therapy with AZA and venetoclax, in patients with MDS and AML, and a Phase 1b study of lemzoparlimab in patients with relapsed/refractory multiple myeloma. These discontinuations were not related to any specific or unexpected safety concerns.

Summary of Clinical Results

Drug Safety

In terms of lemzoparlimab’s safety profile, after the announcement of magrolimab’s partial clinical hold in 2022, we conducted a systemic review of the safety data collected from nearly 200 patients, including solid tumors and hematologic malignancies treated in various combinations. The safety data from both the U.S. and China studies are consistent with our expected safety profile without the need of a priming dose regimen. As a result, there is no change in our strategy and plans for the development of lemzoparlimab.

For the studies in solid tumors and NHL in the U.S., lemzoparlimab was well tolerated up to 30 mg/kg on a weekly infusion schedule without priming dosing either in mono- or combination therapy. A MTD was not reached. All treatment-related adverse events (TRAEs) were either Grade 1 or Grade 2, except that one Grade 3 lipase increase was reported in the single-agent dose-escalation study in solid tumors and one Grade 3 TRAEs from the same patient, including pleural effusion, tachycardia, cough, pruritis, fatigue, rash, and dyspnea, at 20 mg/kg dose in a combination study with rituximab in NHL. No clinical or laboratory evidence of hemolytic anemia was observed throughout. The hematological data from both studies in solid tumors and NHL showed a transient reduction in the hemoglobin levels during the first cycle. The average drop was approximately 10% and was not dose-dependent. This finding is consistent with the results of preclinical GLP toxicity studies. None of the drug-related anemia reported was considered to be severe or hemolytic in nature.

For the Phase 2 clinical trial in AML/MDS, over 90 patients were dosed with lemzoparlimab at 30 mg/kg in combination with AZA in China. The safety data are being analyzed for a subsequent topline data release.

Figure:

Time course of hemoglobulin level following lemzoparlimab treatment in phase 1 single-agent dose escalation study across all the cohorts (n=20) and phase 1b combination study with rituximab in NHL (n=9). Each cycle (C) is 21 days (D) for monotherapy and 28 days (D) for combination therapy. Mean+SD is shown.

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

For lemzoparlimab combination therapy with AZA in patients with MDS, over 90 patients with newly diagnosed MDS and AML were dosed in the Phase 2 clinical trial of lemzoparlimab at 30 mg/kg in combination with AZA in China (NCT04202003). This patient cohort had a more severe disease at baseline due to disease conditions and clinical practice patterns in China. In September 2022, we announced encouraging data from this Phase 2 clinical trial in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR-MDS), presented in an oral presentation at ESMO 2022. A total of 53 patients were enrolled as of March 31, 2022, receiving lemzoparlimab at a weekly dose of 30 mg/kg intravenously (IV) and AZA at 75 mg/m2 subcutaneously (SC) on Days 1–7 in a 28-day cycle. Top-line data showed that for patients who began treatments 6 months or longer prior to the analysis (n=15), the overall response rate (ORR) and complete response rate (CRR) were 86.7% and 40%, respectively. While the study enrolled more patients with worse baseline conditions due to underlying disease (74% of patients had grade ≥3 anemia, and 51% of patients had grade ≥3 thrombocytopenia), the results showed that lemzoparlimab combined with AZA was well-tolerated and the safety profile was comparable with that of AZA monotherapy. Updated results from the most recent data analysis of 62 patients in the study have demonstrated consistent clinical efficacy including ORR and CRR with no new safety signals identified. We plan to present the updated data at a major scientific meeting in the second half of 2023.

Clinical Development Plan

Leukemia. We are advancing our Phase 3 registrational trial of lemzoparlimab combination therapy for potential 1L treatment of newly diagnosed HR-MDS after approval by the CDE in September 2022. We presented the full dataset of our Phase 2 clinical trial in patients with newly diagnosed HR-MDS at the ESMO 2022 in September 2022 and expect to present the updated data readout of this study in the second half of 2023.

Lymphoma and Solid Tumors. We previously presented the encouraging clinical data at the 2021 American Society of Hematology (ASH) annual meeting for lemzoparlimab combination therapy with rituximab in patients with NHL. We continue  to evaluate lemzoparlimab in combination with rituximab in patients with NHL and with PD-1 therapy in patients with selected solid tumors. More data will be reported as the studies progress.

Uliledlimab (TJD5): A Highly Differentiated CD73 Antibody for Solid Tumors

Summary

Uliledlimab is an internally discovered, highly differentiated CD73 neutralizing antibody. CD73 is a homodimeric enzyme widely expressed in multiple tumors and plays a critical role in the generation of adenosine to contribute to an immuno-suppressive tumor microenvironment. The key differentiation of uliledlimab, when compared to some of the other clinical-stage CD73 antibodies, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” In addition, uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which would be expected for small-molecule competitive blockers. Preclinical studies have shown that uliledlimab could completely reverse the AMP-or tumor cell-mediated suppression of T cells in vitro. When combined with a PD-(L)1 antibody in vivo, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth compared to PD-(L)1 monotherapy.

Uliledlimab is globally competitive and is among the front-runners after oleclumab, with significant progress made in its global clinical development. In the U.S., we have completed the initial assessment of a Phase 1 clinical study where uliledlimab was evaluated as a monotherapy lead-in and followed by combining with atezolizumab (Tecentriq ®) in patients with solid tumors. Topline results from this study showed that uliledlimab is safe and well-tolerated across all the dose cohorts evaluated. The data demonstrated a favorable linear PK and steep PK/PD relationship with complete receptor occupancy as expected based upon the normal dose-response property of uliledlimab without the hook effect. Furthermore, encouraging clinical efficacy signals from this study were observed in NSCLC and ovarian patients with higher CD73 and PD-L1 co-expression in the tumor, indicating a potential correlation between the clinical activity of uliledlimab and tumor CD73 expression as a potential predictive biomarker that warrants further investigation.

Based on the results of the Phase 1 study, we were able to determine the recommended phase 2 dose (RP2D) and further evaluated the efficacy and safety of uliledlimab in combination with checkpoint inhibitor in Stage IV NSCLC and other select tumor types in Phase 2 trials. The most encouraging results came from our Phase 2 trial of uliledlimab in combination with toripalimab (TUOYI®) in patients with Stage IV NSCLC. Since the initial presentation at the 2022 American Society of Clinical Oncology (ASCO) annual meeting, we have completed the enrollment of 70 patients in December 2022. Similar efficacy data in relation to CD73 expression were obtained with increased follow-up time in more patients, showing a consistent trend of efficacy signals with an overall ORR >30% in all patients and, noticeably, an ORR ~50% in CD73 high expression patients. The results have demonstrated that the higher clinical response of uliledlimab and PD-1 combination therapy correlates with high tumor CD73 expression in patients with advanced NSCLC. We plan to present the data at the ASCO 2023 annual meeting. With the availability of the new data, we have been actively discussing with potential global partners and aim to accelerate the ongoing business discussion for a potential global partnership.

Competitive Landscape

The most advanced CD73 antibody currently is oleclumab (MEDI-9447) from Medimmune/AstraZeneca, which has initiated a Phase 3, double-blinded, placebo-controlled, randomized study of durvalumab plus oleclumab in patients with locally advanced (Stage III), unresectable NSCLC who have not progressed following definitive, platinum-based concurrent chemoradiation therapy. Data from the COAST Phase 2 trial and NeoCOAST Phase 2 trials showed that the addition of oleclumab to durvalumab enhanced anti-tumor immune responses in patients with NSCLC. NZV-930 (from Novartis) and AK119 (from AkesoBio) were in Phase 1 clinical development for solid tumors. Arcus Biosciences had also reported promising results in their Phase 1b/2 trial of quemliclustat, a small molecule CD73 inhibitor, in combination with zimberelimab plus chemotherapy in patients with pancreatic cancer.

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

Immunologically, AMP inhibited interferon-gamma (IFN-γ) production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor micro-environment where AMP is abundantly produced. However, this suppression could be reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73 high human ovarian cell line SK-OV-3 and human T cells were co-cultured, the addition of uliledlimab restored T cell activity as measured by IFN-γ production in a concentration-dependent manner. In addition to the restoration of AMP-mediated T cell suppression, we found that uliledlimab treatment could activate human B cells, as evidenced by the up-regulation of activation markers CD69 and CD83, as well as antigen presentation markers CD86 and HLA-DR. Compared with T cells, the effects of uliledlimab on B cells were adenosine independent.

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

Summary of Clinical Results

Phase 1 dose-escalation study in combination with atezolizumab

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

Phase 2 clinical study of uliledlimab in combination with PD-1 antibody (toripalimab) in advanced NSCLC

In May 2022, we presented the preliminary clinical results of an ongoing phase 2 clinical study of uliledlimab in combination with toripalimab (TUOYI®) in patients with NSCLC at the 2022 ASCO annual meeting. The results are largely consistent with those observed in first-in-human Phase 1 clinical trial in relation to favorable safety, pharmacokinetics (PK), and pharmacodynamic (PD) profile of uliledlimab. Uliledlimab can be safely administered and well-tolerated up to the highest doses tested at 30 mg/kg Q3W, as a monotherapy and as a combination therapy with toripalimab with no dose limiting toxicity (DLT). Uliledlimab exhibited a linear PK profile at doses ≥ 5mg/kg and a dose-dependent receptor occupancy with no “hook effect” where the antibody loses its effectiveness at high concentrations.

As of December 2022, 70 patients had been enrolled in the same Phase 2 study of uliledlimab and PD-1 combination therapy in Stage IV NSCLC patients who were previously ineligible for standard-of-care treatment. In summary, the first data cutoff occurred in March 2022, among 19 efficacy evaluable patients, 5 partial responses (5 PR, overall response rate [ORR]=26%) and 9 stable disease (9 SD, disease control rate [DCR] =74%) were observed. Approximately 80% of patients showed low PD-L1 expression in baseline tumor samples (tumor proportion score [TPS] 1-49% or TPS<1%) who were considered less responsive to a PD-1 monotherapy as demonstrated in KEYNOTE-042 (ORR=16.9% for patients with PD-L1 TPS 1-49%). Notably, the clinical response observed in this patient cohort correlated with tumor CD73 expression. In a subgroup of 7 patients with high CD73 expression (≥35% expression level in tumor cells or immune cells), ORR (4 PRs) was 57% with 100% DCR (3 SDs) (Table 1).

Similar efficacy data were observed in August 2022 among 32 evaluable patients, and December 2022 among 45 evaluable patients, showing a consistent trend of efficacy signals with an overall ORR >30% in all patients and a higher clinical response demonstrated by ORR at approximately 50% in CD73 high expression patients. The efficacy data continue to mature for ORR and more importantly for PFS as the study approaches a closure in 2023. The results have demonstrated that the higher clinical response of uliledlimab and PD-1 combination therapy correlates with high tumor CD73 expression in patients with advanced NSCLC.

Clinical Development Plan

Based on the role of CD73 as a predictive biomarker and encouraging clinical efficacy data based on approximately 70 advanced NSCLC patients, we plan to initiate a biomarker-guided pivotal study evaluating clinical efficacy of the combination of uliledlimab and a PD-1 antibody in Stage IV NSCLC patients in the second half of 2023. Another global study of uliledlimab in combination with a PD-1 antibody plus a chemotherapy in patients with advanced NSCLC is also planned in the second half of 2023. In parallel, a standardized companion CD73 diagnostic kit is being developed with WuXi Diagnostics to be employed in the planned studies.

Givastomig (TJ-CD4B): A Novel, Tumor-Dependent T Cell Engager for Gastric and Other Cancers

Summary

Givastomig is a bi-specific antibody targeting both Claudin18.2 (CLDN18.2), a tumor antigen preferentially expressed in gastric and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells. CLDN18.2 is a tight junction molecule whose expression is normally restricted to epithelial cells of the gastric mucosa, but becomes widely expressed in select tumors (such as gastric and pancreatic cancers), making it a highly attractive tumor target.

In collaboration with ABL Bio, we developed givastomig, also known as ABL111, which provides two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. Firstly, givastomig (also known as TJ033721) can bind to tumor cells even with low levels of CLDN18.2 expression, making it more suitable for a broader patient population with various expression levels of CLND18.2. Secondly, only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon tumor engagement and is expected to exert strong anti-tumor activity while minimizing systemic side effects such as liver toxicity seen with 4-1BB agents in previous clinical studies.

In November 2021, we and ABL Bio jointly announced the pharmacodynamic data and safety of givastomig/ABL111 in animal models and cell cultures at the 2021 SITC annual meeting. The data are summarized as below: (1) Potent anti-tumor activity was observed with the proliferation of immune cells within the tumor microenvironment (TME) as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor; (2) Givastomig was well tolerated in non-human primates and did not induce a systemic immune response or liver toxicity up to levels of 100 mg/kg; and (3) Activation of immune pathways by givastomig was demonstrated by a pro-inflammatory profile and increased gamma interferon-regulated gene expression in primary human CD8+ T cells co-cultured with CLDN18.2 expressing cells. In March 2022, we announced that the U.S. FDA granted givastomig Orphan Drug Designation (ODD) for the treatment of gastric cancer, including gastroesophageal junction carcinoma.

Therapeutic Indications

Gastric cancer (GC) is one of the leading causes of cancer-related deaths worldwide. Treatment for advanced gastric or gastro-esophageal junction (GEJ) adenocarcinoma involves a combination of chemotherapy, targeted therapies, and now, immune therapies. However, the clinical benefit remains modest with the current therapies. Therefore, there is a significant unmet medical need for GC treatment. CLDN18.2 has been identified as a new GC tumor marker. Clinical data showed that over 70% of GC patients in Asia and Europe are CLDN18.2 positive. There are multiple new modalities targeting CLDN18.2 being evaluated with some success: (1) Monoclonal antibodies. Zolbetuximab is a CLDN18.2 monoclonal antibody acting through ADCC and CDC. It has demonstrated clinical efficacy (and thus target validation) when combined with standard chemotherapy in early clinical trials. However, the efficacy of zolbetuximab is limited to CLDN18.2 high-expressing tumors (expression cutoff 75%); and (2) Antibody-drug conjugates (ADCs), CAR-Ts, and CD3-based bispecific T cell engagers. Most of these studies are either at pre-clinical stage or early clinical development. Despite their anticipated high efficacy, these treatment modalities suffer from significant safety concerns associated with their drug toxicity or immunotoxicity.

Advantages of Givastomig

Givastomig is a novel bi-specific antibody, with one arm targeting Claudin18.2 (CLDN18.2) and the other targeting 4-1BB through conditional or local activation. The key differentiation of givastomig is two-fold. Firstly, it binds to tumors with a wide range of CLDN18.2 expression levels, including lower expression, as demonstrated in pre-clinical animal models. This feature makes givastomig unique among the CLDN18.2-targeted agents, including ADC and zolbetuximab, whose anti-tumor activity is rather limited by higher CLDN18.2 expression in the tumor. Secondly, the 4-1BB arm of givastomig is designed to function upon local tumor engagement as a mechanism of conditional activation. This feature makes givastomig a unique T cell activator only localized at the tumor site without systemic toxicities, e.g. liver toxicity and systemic cytokine release, that are typically associated with 4-1BB. In addition, givastomig exhibits less gastrointestinal (GI) toxicity than what is commonly observed for other CLDN18.2 targeted therapeutics. As such, givastomig is clinically positioned to target: (1) gastric and pancreatic cancers that have lower CLDN18.2 expression and are considered not eligible for treatment by zolbetuximab or CLDN18.2 ADC; and (2) gastric and pancreatic cancers with high CLDN18.2 expression with more favorable safety profile over other CLDN18.2 therapeutic modalities.

Moreover, unlike previous generations of 4-1BB agonist antibodies with hepatotoxicity issues, givastomig binds to a distinct 4-1BB epitope that only triggers 4-1BB signaling upon CLDN18.2 target engagement but not Fc receptor interaction. This unique tumor-associated antigen (TAA)-dependent property is expected to drastically reduce peripheral T cell activation and hepatic and systemic immunotoxicity without compromising anti-tumor activity. If proven in the clinic, these properties enable givastomig to be highly differentiated from other CLDN18.2-based compounds.

Figure:

Schematic diagram of the overall structure of givastomig and its components. The 4-1BB agonistic antibody is a single-chain Fv (scFv) connected to the C-terminus of a disabled Fc in a full anti-CLDNJ8.2 antibody via a flexible linker. The design allows the molecule to fit in the immune synapse (left) and trans-activate T cells only upon tumor cell binding.

Molecular Differentiation of Givastomig

Broad and potent binding to CLDN18.2 positive cells by givastomig. As shown in the figure below, givastomig consistently exhibited stronger binding than the reference antibody zolbetuximab in cells with high, moderate, and even low levels of CLDN18.2.

Figure: More potent binding by givastomig than zolbetuximab to cells expressing various levels of CLDN18.2.

CLDN18.2-dependent 4-1BB Activation and T Cell Activity by givastomig. The ability of givastomig to ligate 4-1BB and activate downstream signaling was tested in a co-culture of CLDN18.2-positive or negative target cells with T cells as effectors. The results in the figure show that givastomig elicited by far the strongest 4-1BB-mediated NF-kB reporter activity, only in the presence of CLDN18.2+ cells but not CLDN18.2-cells. In contrast, urelumab (first generation 4-1BB antibody) induced NF-kB reporter activity regardless of target cell CLDN18.2 expression. In another experiment where human PBMCs were co-cultured with gastric cancer cells derived from patient biopsies, givastomig was found to increase IL-2 production in a dose-dependent and CLDN18.2 expression-dependent manner.

Figure:

Dose-dependent CLDN18.2-restricted T cell activity by givastomig but not urelumab in T cell and target cell co-culture system. Left, co-culture scheme; Middle, NF-kB reporter activity; Right, IL-2 production.

Superior in vivo Anti-tumor Efficacy of Givastomig. In mice grafted with tumor cells expressing human CLDN18.2, givastomig treatment twice a week for three weeks completely suppressed tumor cell growth in 6 out of 7 mice, delivering far better efficacy than equimolar doses of single agents alone or in combination. Remarkably, when these tumor-free mice were re-challenged with a second tumor implant a month after drug cessation, they remained totally protected, indicating that givastomig produced a durable anti-tumor response. Immune cell analysis revealed a significant increase in CD45+ and CD8+ T cells that infiltrated the tumor tissue after givastomig treatment, but there were no changes in the periphery, suggesting that givastomig could turn a cold tumor into a hot tumor, and the effect was localized. The anti-tumor efficacy of givastomig was dose-dependent, with a minimal efficacious dose of 0.4 mg/kg.

Figure:

Potent in vivo anti-tumor activity of givastomig in a mouse tumor model. Mice transgenic for humanized 4-1BB were grafted with MC38 cells expressing human CLDN18.2. Mice were treated with IgG or zolbetuximab as control, or with parental CLDN18.2 mAb, parental 4-1BB mAb, or both, and with givastomig (4 mg/kg) twice a week for 3 weeks. All mAbs were dosed at the molar equivalent of 3 mg/kg.

Preclinical Pharmacodynamics and Safety. The pharmacodynamic data and safety of givastomig in animal models and cell cultures were jointly announced by I-Mab and ABL Bio, Inc. at the 2021 SITC annual meeting. Analysis of the data found: (1) Potent anti-tumor activity was observed with the proliferation of immune cells in the tumor microenvironment (TME) as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor; (2) Givastomig was well tolerated in non-human primates and did not induce a systemic immune response or liver toxicity up to levels of 100mg/kg; and (3) Activation of immune pathways by givastomig/ABL111 was demonstrated by a pro-inflammatory profile and increased gamma interferon-regulated gene expression in primary human CD8+ T cells co-cultured with CLDN18.2 expressing cells. In the four-week GLP monkey toxicity study, givastomig was well tolerated with no major findings. There was no liver toxicity noted, nor was there evidence of systemic immune activation. There were mild stomach changes that were considered on-target but non-adverse and were reversible. NOAEL was determined to be 100 mg/kg with a sufficient therapeutic window.

Summary of Clinical Results

Phase 1 clinical trial of givastomig in patients with advanced or metastatic solid tumors:

The dose escalation part of the study reached 15 mg/kg without encountering dose limiting toxicity (DLT). By the end of 2022, eight dose cohorts had been completed, with 38 subjects dosed. Givastomig was well tolerated, most of the treatment-related adverse events (TRAEs) were grade 1 or 2 and no DLTs were reported. There is a dose-dependent increase of drug exposure and soluble 4-1BB in serum, suggestive of a favorable PK/PD profile and potentially a longer dosing interval with durable T cell activation. Partial response (PR) and stable disease (SD) signals of givastomig monotherapy were observed across efficacious dose levels in gastric cancer patients who failed multiple lines of prior therapies, including PD-1 therapy. More encouragingly, efficacy signals were also observed in patients with low CLDN18.2 expression, indicating its potential to treat CLDN18.2 low-expressing tumors where other CLDN18.2 targeted agents have a limited treatment effect. The complete Phase 1 data is expected to be presented at a medical conference in the second half of 2023.

Clinical Development Plan

We are accumulating and evaluating the Phase 1 data to determine the RP2D. More data from the ongoing study are anticipated in the second half of 2023. The clinical development plan is being finalized to initiate a Phase 2 study in the second half of 2023. In parallel, we are developing a CLDN18.2 IHC assay for patient selection, which will be used in our future clinical studies. Furthermore, we are in the process of exploring potential global partnership opportunities for givastomig.

Other Clinical Assets

TJ-L14B: A PD-L1-Based Tumor-Dependent T-Cell Engager for Solid Tumors

Summary

TJ-L14B, also known as ABL503, is a bi-specific antibody targeting both PD-L1 and 4-1BB and was developed in collaboration with ABL Bio. It was designed to overcome the limited efficacy of anti-PD-(L)1 and anti-4-1BB-related toxicity. Similar to givastomig, 4-1BB-stimulated T cell activity only occurs upon tumor cell binding by the anti-PD-L1 part of TJ-L14B. This localized T cell activation is expected to exert strong anti-tumor activity while reducing systemic side effects such as liver toxicity. In a humanized mouse tumor model, a short course of TJ-L14B treatment displayed greater anti-tumor efficacy than anti-PD-L1 or anti-4-1BB alone or in combination and showed evidence of immunological memory response that resisted tumor re-challenge. GMP material at 1000-L scale was successfully produced. In January 2021, we received IND approval from the U.S. FDA for a Phase 1 study of TJ-L14B and dosed the first patient in April 2021. We share the global rights with ABL Bio for TJ-L14B, except for in Greater China and South Korea where ABL Bio has sole rights.

Therapeutic Indications

As previously stated, new therapeutic options are urgently needed for PD-(L)1 relapsed or refractory cancer patients. One strategy is to maximize T cell activity by simultaneously turning off co-inhibitory pathways such as PD-1/PD-L1 and turning on co-stimulatory pathways such as 4-1BB, which is one of the most potent T cell potentiators, as indicated earlier in this document. Several companies have been developing PD-L1 x 4-1BB bi-specific antibodies, with the most advanced being developed by Genmab and Inhibrx, which are both currently in Phase 2 trials.

Advantages of TJ-L14B

We believe that based on publicly available information and preclinical studies, TJ-L14B has the potential to be a highly differentiated PD-L1 and 4-1BB bispecific antibody. In terms of format, some of the leading compounds are monovalent heterodimers which may affect the potency of each arm and increase CMC complexity. In addition, as detailed earlier, the anti-4-1BB moiety of TJ-L14B binds to a novel epitope that only triggers 4-1BB signaling upon tumor binding leading to a reduced cytokine release and hepatic and systemic immunotoxicity without compromising anti-tumor activity. TJ-L14B is also more specific than certain competitor molecules in terms of 4-1BB binding relative to other TNFR families of co-stimulatory molecules. If proven in clinical trials, these potential advantages could differentiate TJ-L14B from other competing compounds.

Summary of Preclinical Results

PD-L1 level-dependent 4-1BB Agonism and T Cell Activity. The ability of TJ-L14B to ligate 4-1BB and activate downstream signaling was tested in a co-culture of PD-L1+ target cells with T cells as effectors. The results in the figure show that the level of NF-kB reporter activity elicited by TJ-L14B correlated with the level of PD-L1 expression on the target cells. In contrast, urelumab induced NF-kB reporter activity regardless of target cell PD-L1 expression. Importantly, TJ-L14B promoted the proliferation of CD8+ tumor-infiltrating lymphocytes obtained from human tumor samples in a similar extent to urelumab, while the parental anti-PD-L1 and anti-4-1BB antibodies, either alone or in combination, had no effect, confirming a strict PD-L1-dependence on T cell stimulation by TJ-L14B.

Figure:

Dose-dependent PD-L1-restricted T cell activity by TJ-L14B/ABL503 but not urelumab in a co-culture system of T cells and target cells expressing different levels of PD-L1 (as represented by mean fluorescent intensity (MFJ) values).

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

Preclinical Safety. In contrast to certain competitor PD-L1 x 4-1BB bispecific antibodies, TJ-L14B did not induce cytokine release (including IL-6 and TNF-α) up to 0.83 mg/ml, which corresponded to a human equivalent dose of 15 mg/kg. Animal PK and toxicity studies have also been completed. Results of these studies indicate that the NOAEL was 15 mg/kg/dose. This dose was also considered the highest non-severely toxic dose. A starting dose of 0.7 mg is proposed for the first-in-human (FIH) study. There is a >3000-fold safety margin between the proposed FIH dose and the nonclinical safety assessment studies including in vitro cytokine release assays and GLP toxicology studies.

Clinical Development Plan

Phase 1 dose-escalation and dose-expansion study of TJ-L14B is ongoing in patients with progressive locally advanced or metastatic solid tumors who are relapsed or refractory following prior lines of treatment with no available treatment options. The dose escalation has reached an efficacious dose level. TJ-L14B was well tolerated, and MTD was not reached. Clinical PK data indicated a linear dose profile and early clinical efficacy signals were observed. The dose expansion part of TJ-L14B will be initiated in the second half of 2023, both in the U.S. and Korea. The trial is being conducted by our partner ABL Bio. More data will be generated as the trial progresses.

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

We are running two Phase 2 clinical trials for the development of efineptakin alfa in China. In January 2022, the first patient was dosed in a Phase 2 study of efineptakin alfa in combination with pembrolizumab (Keytruda®) in patients with advanced solid tumors. The study follows a “basket” trial design to include selected tumor types, including triple-negative breast cancer (TNBC) and squamous cell cancer of the head and neck (SCCHN). The other Phase 2 trial is on track in patients with newly diagnosed glioblastoma multiforme (GBM) with standard concurrent chemoradiotherapy.

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

Summary of Clinical Results

Clinical Trials in cancer patients in China by I-Mab

We have completed a Phase 1 clinical trial in China in patients with advanced solid tumors and presented the topline safety and PK/PD data at the 2021 Chinese Society of Clinical Oncology (CSCO) annual meeting in September.

As of August 27, 2021, a total of 32 patients (17 colorectal cancer, 5 gastric cancer, 5 lung cancer, 3 head and neck cancer, 1 liver cancer, and 1 breast cancer) were enrolled and received efineptakin alfa treatment at five dose levels, including 240 µg/kg (n = 3), 480 µg/kg (n = 3), 720 µg/kg (n = 4), 960 µg/kg (n = 11) and 1200 µg/kg (n = 11). No DLTs were reported, and MTD was not reached. The most common TEAEs were Grade 1 or 2 injection site reactions (ISRs), occurring in 22 of 32 patients (68.8%), which showed local symptoms including injection-site pain (31.3%), injection-site swelling (28.1%), injection-site pruritus (28.1%) and injection-site erythema (25.0%). The ISRs were able to be controlled after topical or antihistamines treatment. Efineptakin alfa exposure (Cmax and AUClast) tended to increase the dose proportionally in the 240-1200 µg/kg range. Mean T1/2 ranged from 45 to 187 hours, with no accumulation observed. Dose-dependent increases in absolute lymphocyte count (ALC) and CD3+ T cells, including naive and memory subsets, were observed on Day 21 post the first dose in both lymphopenia (ALC<1000/µL) and normal (ALC>1000/µL) patients, while Treg cells were not significantly affected and CD8/Treg ratio was improved at 1200 µg/kg cohorts. More importantly, IFN-γ secreting T cells were amplified, and TCR diversity was significantly increased, suggesting enhanced anti-tumor potential after treatment.

Clinical Trials conducted in the U.S. by Genexine/NeoImmuneTech

Efineptakin alfa and pembrolizumab combination therapy for solid tumors. The data from NeoImmuneTech dose-escalation trial (NCT04332653) presented at ASCO 2021 showed that MTD was not reached and efineptakin alfa was tolerable and safe in combination therapy with pembrolizumab in patients with advanced solid tumors. Of the 11 evaluated patients, 6 patients showed controlled progression (DCR = 55%), and increased median progression-free survival (mPFS) can be estimated. It also significantly increased T cell numbers in both tumor specimens and the peripheral blood in patients treated with efineptakin alfa. Our partner Genexine presented the data from a Phase 1b/2 Keynote-899 study, presented at ASCO 2022, showed that combination treatment of efineptakin alfa with pembrolizumab (Keytruda®) induced ORR of 15.7% (8/51) for phase 1b and 21.2% (7/33) for phase 2 study in patients with metastatic TNBC. Notably, the ORR in patients with PD-L1 CPS ≥ 10 was 60% (6/10) compared to 0% (0/15) in patients with PD-L1 CPS < 10, which warrants a further study of a combination regimen for patients with PD-L1 CPS ≥ 10.

Efineptakin alfa in combination with CAR-T therapy. In December 2022, NeoImmuneTech presented its recent data from an ongoing Phase 1b study evaluating safety, preliminary anti-tumor activity and T cell reconstitution with efineptakin alfa administered following tisagenlecleucel (Kymriah®), a CD19-directed CAR-T therapy in patients with relapsed/refractory large B-cell lymphoma, at the 2022 American Society of Hematology (ASH) annual meeting. The data showed that efineptakin alfa treatment following tisagenlecleucel was safe and well-tolerated with no induction of cytokine release syndrome (CRS) or immune effector cell-associated neurotoxicity syndrome (ICANS), nor proinflammatory cytokines. Notably, efineptakin alfa treatment led to a sustained increase in ALC and increased CAR-T cell absolute numbers in the peripheral blood. Preliminary anti-tumor efficacy was also observed, particularly at dose level 3=240 µg/kg.

Clinical Development Plan

By leveraging the clinical results generated by Genexine/NeoImmuneTech so far, we aim to advance the clinical development of efineptakin alfa for approvals in Greater China. Our clinical development plan is focused on evaluating efficacy and safety of efineptakin alfa in cancer patients (1) as a broader oncology care treatment for those who suffer from lymphopenia commonly induced by chemotherapy and radiation therapy and (2) as a combination therapy with PD-1 therapy to achieve better clinical response and efficacy. A Phase 2 study (NCT05145907) has been initiated following a “basket” trial design to include selected tumor types, including triple-negative breast cancer (TNBC) and squamous cell cancer of the head and neck (SCCHN). The first patient was dosed in the Phase 2 study of efineptakin alfa in combination with pembrolizumab (Keytruda®) in patients with advanced solid tumors in January 2022.

TJ210/MOR210: A Novel C5aR1 Antibody for Cancers

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

Preclinical studies have shown that targeting the C5aR-C5a axis exerts anti-tumor activity with immune checkpoint inhibitors. Furthermore, in vitro activity was observed to block the C5a/C5aR pathway at very high C5a concentrations, leading to a long duration of action. TJ210 demonstrated a good safety profile with no observed adverse effects up to the highest dose tested in non-clinical safety studies. The in vitro and in vivo preclinical studies are ongoing to explore and validate the most effective combination partner(s) of TJ210 in addition to the PD-(L)1 antibody. We obtained the rights from MorphoSys for the development, manufacturing and commercialization of TJ210 in Greater China and South Korea, and are co-developing the asset globally with MorphoSys.

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

Figure:Role of C5a/C5aR axis in the tumor micro-environment.

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

Figure:

Inhibition of C5a-induced CD11b upregulation by C5aR mAb in human whole blood assay. Briefly, heparinized blood was incubated with serial dilutions of TJ210 (MOR210) or IPH5401, and then human C5a was added (15 or 150 nM) and further incubated. Fluorescence was measured by FACS Array. The median fluorescence intensity (MEI) of the gated granulocytes or monocytes in the CD11b-PE channel was calculated. The inhibition curves were generated using GraphPad Prism via the nonlinear regression function.

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

Clinical Development Plan

In September 2020, the U.S. FDA approved our IND to initiate a Phase 1 clinical trial to evaluate the safety, tolerability, MTD or maximum administered dose (MAD), PK and PD of TJ210. In January 2021, we announced the dosing of the first patient in this trial, and patient recruitment for dose escalation was completed in the second quarter of 2022.

In June 2022, our partner MorphoSys entered into an equity participation and license agreements with Human Immunology Biosciences, Inc. (“HIBio”), a biotech company focusing on developing precision medicines for autoimmune and inflammatory diseases, for development and commercialization of felzartamab and MOR210/TJ210 outside of Greater China. Under the terms of C5aR Agreement, we obtained exclusive rights to develop and commercialize MOR210/TJ210 in Greater China and South Korea and share economics upon certain clinical milestones in the U.S.

Selected Preclinical Assets

TJ-C64B: A Novel Bi-Specific Antibody for Ovarian and Other Cancers

TJ-C64B is another bispecific molecule developed by leveraging our conditional 4-1BB platform, which has the advantage of minimizing systemic toxicities, i.e. liver toxicity, with an increased therapeutic window. It is specifically designed to simultaneously target Claudin6 (CLDN6), uniquely expressed in specific cancer types, including ovarian cancer cells, and engage 4-1BB through a unique conditional activation mechanism. CLDN6 is hardly detectable in normal adult tissues to ensure target specificity for ovarian cancers. In addition to the T cell activation through 4-1BB stimulation upon CLDN6 engagement, TJ-C64B has an added function of specifically depleting CLDN6-expressing tumor cells and intra-tumor regulatory T cells highly expressing 4-1BB, which differentiates it from other 4-1BB bispecific antibodies under clinical development. As published in AACR 2022, preclinical data showed that TJ-C64B enhances CLDN6-dependent T cell activation upon the engagement of cancer cell lines with different CLDN6 expression levels. In a syngeneic mouse model, TJ-C64B treatment induces strong anti-tumor activity with complete tumor regression in all tested mice at the dose of 4.5 mg/kg and durable resistance against tumor re-challenge through the immunological memory response. Further, ex vivo analysis confirms localized immune activation by TJ-C64B as evident by the increased CD8+ T cells in tumors.

We have achieved candidate selection and are actively progressing the preclinical development of the candidate molecule.

TJ-L1IF: A Novel PD-L1/IFN-α Antibody-Cytokine Fusion Protein Designed for PD-(L)1 Resistant Cancers

TJ-L1IF is a novel PD-L1/IFN-α antibody-cytokine fusion protein specifically designed for the treatment of PD(L)-1 resistant tumors through the addition of a strong immune adjuvant (interferon-alpha, IFN-α) to convert “cold” tumor to “hot” tumor on top of a PD-L1 antibody to achieve superior anti-tumor activity. Novel drug molecules with such a design are badly needed to address the current clinical challenges where a majority of cancer patients do not or poorly respond to PD-1/PD-L1 therapies. IFN-α was the first cytokine approved for cancer treatment, but its clinical use is limited by its systemic toxicities.

TJ-L1IF is composed of a PD-L1 antibody with an engineered IFN-α2b fused at the C-terminus of IgG. It is a prodrug in that the IFN-α2b moiety is masked by a PEG group through a protease-cleavable linker rendering the drug inactive in the circulation to avoid systemic toxicities. Once the drug accumulates at the tumor site through PD-L1 antibody targeting, the linker is cleaved by proteases that are highly expressed in the tumor environment to achieve specific activation only at the tumor site. This unique property of TJ-L1IF has been validated in a series of in vitro and in vivo studies, in which TJ-L1IF demonstrated good plasma stability, benign safety in cynomolgus monkeys, and superior anti-tumor activity in the PD-1/PD-L1 resistant tumor models as compared to PD-L1 antibody or IFN-α used either alone or in combination. After the first dose of treatment, the active format of the drug was quickly detected and accumulated in the tumor but not in the periphery, confirming the local delivery and conversion to an active form of IFN-α at the tumor site.

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

In May 2020, we and Genexine entered into an amendment to this agreement, whereby both parties desire to establish a collaboration on TJ107 GBM Study in Greater China. Under the terms of the expanded collaboration, we will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. As of December 31, 2022, the costs incurred for the development of this new indication was RMB7.0 million (US$1.1 million) and thus RMB4.7 million (US$0.7 million) was recorded in our audited consolidated financial statements for the year ended December 31, 2022.

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

In September 2020, we entered into a sublicense agreement with I-Mab Hangzhou, under which we sublicensed to I-Mab Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea. In December 2021, we entered into a supplementary sublicensing agreement with I-Mab Hangzhou, pursuant to which I-Mab Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay US$3.0 million to us for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of RMB19.1 million (US$3.0 million) from I-Mab Hangzhou, we made the payment of US$3.0 million to Ferring, as of December 31, 2022.

In May 2022, we entered into an amended and restated license and sublicense agreement and a cell line and manufacturing collaboration agreement (the “Cell Line Collaboration Agreement”) with Ferring, under which we granted to Ferring an exclusive, perpetual and transferrable sublicense, with the right to grant further sublicenses to sublicensees, under all of the intellectual properties licensed to us by our business partner, to research, develop, make, import, use and sell olamkicept as expressed by or produced by cell lines created by our business partner and its affiliates in any human indications in the territories other than Greater China and Korea. We also granted to Ferring an exclusive, perpetual and royalty-free license, with right of sublicense to sublicensees, under the intellectual property owned or controlled by our company which relates to cell lines created by our business partner and its affiliates, for the research, development, making, using or selling of olamkicept, including prespecified patents and know-how and improvements thereto. As of December 31, 2022, Ferring paid to us the milestone payment as specified in the Cell Line Collaboration Agreement. Ferring also agreed to make milestone payments to us, conditioned on the achievement of certain development milestones in Ferring’s licensed territory.

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

Pursuant to this agreement, we paid MacroGenics an upfront payment of US$15.0 million. We also agreed to pay MacroGenics development and regulatory milestone fees of up to US$135.0 million and tiered double-digit royalties (ranging from mid-teens to twenty percent) based on annual net sales in the territories. As of the date of this annual report, we have made a milestone payment of US$4.5 million to MacroGenics. In July 2022, due to an unexpected high incidence of fatal bleeding, MacroGenics terminated a phase 2 study of enoblituzumab as a combination therapy with PD-1 antibody or PD-1/LAG3 bispecific antibody in patients with head and neck cancers. We exercised our right to terminate the license and collaboration agreement with MacroGenics by serving a termination notice on August 29, 2022 and the termination came into effect in February 2023.

Other In-Licensing Arrangements

In November 2018, we entered into a license and collaboration agreement with MorphoSys for MorphoSys’s proprietary antibody (MOR210/TJ210) directed against C5aR (the “C5aR Agreement”). Under this agreement, MorphoSys granted to us an exclusive, royalty-bearing license to explore, develop and commercialize MOR210/TJ210 in Greater China and South Korea and allowed us to share certain economics upon certain clinical milestones in the U.S. As of the date of this annual report, we have received the economics sharing of US$0.9 million from Morphosys. I-Mab will perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all relevant clinical trials (including in the U.S. and China) and all development activities required for IND filing in the U.S. as well as CMC development of manufacturing processes. As of the date of this annual report, we have made an upfront payment of US$3.5 million and milestone payment of US$2.5 million to MorphoSys. No other milestone payments or royalties are due under this agreement in the reporting period. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world. Additionally, MorphoSys maintains the right to conduct activities in Greater China and South Korea that enable MorphoSys to exploit MOR210/TJ210 outside of those countries. Pursuant to the C5aR Agreement, we are required to use commercially reasonable efforts as we develop and commercialize MOR210/TJ210 in Greater China and South Korea. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon a notice period that varies based upon the stage of development and for safety reasons. MorphoSys has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MorphoSys terminates for our material breach, bankruptcy, insolvency or patent challenge, among other things, all licenses and rights granted by MorphoSys to us will automatically terminate and the licenses and rights granted by us to MorphoSys will survive. In the event of such termination, in addition to other obligations, we must grant to MorphoSys an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property relating to the licensed product to exploit MOR210/TJ210 in Greater China and South Korea.

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

Under this agreement, AbbVie grants us an exclusive, royalty-free, sublicensable license under its technology and any joint technology developed under this agreement to clinically develop and commercialize in mainland China, Hong Kong and Macau certain of the licensed compounds and products that (1) only target CD47, including lemzoparlimab, and (2) to the extent AbbVie exercises its rights of first negotiation for such licensed compounds and products, consist of our preclinical CD47-PDLl compound or our preclinical CD47-GMCSF compound.

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

During the term of the AbbVie Collaboration Agreement, we are not permitted to develop, manufacture or commercialize a compound or product that is directed (1) solely to CD47 or (2) to an epitope that is the same or substantially similar to the epitope targeted by lemzoparlimab, and AbbVie is not permitted to market a monoclonal antibody that is solely directed to a CD47 epitope that is the same or substantially similar to the epitope targeted by lemzoparlimab for an indication in any country where the licensed product has received regulatory approval for such indication. Additionally, during the first five (5) years after the first commercial sale of a licensed product outside of mainland China, Hong Kong and Macau, AbbVie will not market any monoclonal antibody solely directed to CD47 for an indication in any country where the licensed product has received regulatory approval for such indication in such country. AbbVie’s exclusivity restrictions will not prevent it from marketing an antibody that demonstrates additive or synergistic effects in combination with a licensed product, or an improvement on a licensed product based on improved efficacy or safety data.

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

In August 2022, we and AbbVie Global Enterprises Ltd., the assignee of AbbVie Ireland Unlimited Company (together with AbbVie Ireland Unlimited Company, “AbbVie”), entered into an amendment to this agreement. The parties are collaborating on the global development of anti-CD47 antibody therapy under the agreement as amended. We will be eligible to receive, and AbbVie will pay, up to US$1.295 billion in the development, regulatory and sales milestone payments, and the tiered royalties at rates from mid-to-high single-digit percentages on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments and tiered royalties previously disclosed in our annual report in Form 20-F for the fiscal year 2021 for other licensed products. We have the exclusive right to develop and commercialize all licensed products under the agreement (as amended) in Greater China. AbbVie discontinued the global Phase 1b study of lemzoparlimab combination therapy with AZA and venetoclax, in patients with MDS and AML, and a Phase 1b study of lemzoparlimab in patients with relapsed/refractory multiple myeloma. These discontinuations were not related to any specific or unexpected safety concerns. This change led to a lowered probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years. We recorded a reduction in the revenue of approximately US$48.0 million (equivalent to RMB314.2 million) in the second half of 2022. For a more detailed discussion, please see Note 17 “Licensing and Collaboration Arrangements” of our consolidated financial statements included elsewhere in this annual report.

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

Licensing Agreement with CSPC Entity

In December 2018, we entered into a product development agreement (the “CSPC Agreement”) with an entity controlled by CSPC Pharmaceutical Group Limited (HKEX: 1093) (“CSPC entity”). Under the CSPC Agreement, we granted to CSPC entity exclusive, non-transferable, non-irrevocable and sublicensable rights under our patent rights in China to develop and commercialize TJ103 for treating type 2 diabetes mellitus and any other potential therapeutic applications. CSPC entity’s right to sublicense is conditioned on our prior written consent, which we cannot unreasonably withhold, other than sublicense to CSPC entity’s affiliates. CSPC entity is a comprehensive pharmaceutical and drug manufacturing company, with an increasing focus on its research and development of new products focusing the therapeutic area of oncology, among others.

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

In November 2018, we entered into collaboration agreements with Tracon Pharmaceuticals, Inc. (“Tracon”), whereby we and Tracon agreed to (i) co-develop our proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and (ii) collaborate to co-develop up to five bispecific antibodies (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. In February 2021, we sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. The disputes relating to the TJD5 Agreement and the BsAbs Agreement were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the TJD5 Agreement has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over US$200 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the BsAb Agreement. Based on the arbitration award, I-Mab will bear a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million.

In March 2021, we entered into two collaboration agreements with Complix, an EU-based biotech company (the “Complix Agreement”), and Affinity, a Shanghai-based biotech company (the “Affinity Agreement”), respectively, allowing us to access cutting-edge technology platforms to create next generation of novel and highly differentiated drug candidates, including Cell Penetrating Alphabodies (“CPAB”) for otherwise intractable intracellular drug targets and masked antibodies for targeted tumor-site activation. Under the Complix Agreement, both parties will collaborate to discover, develop and commercialize novel therapeutics for mutually agreed targets based on Complix’s proprietary technology. Under the Affinity Agreement, both parties will collaborate to develop lead compounds for mutually agreed targets based on Affinity’s Tumor MicroEnvironment Activated body (“TMEAbody”) platform technology.

In July 2021, we entered into a collaboration agreement with Immorna, an mRNA biotech company, to discover and develop self-replicating mRNA for in vivo synthesized therapeutic biologics. In the same month, we entered into a collaboration agreement with neoX Biotech, an AI-enabled R&D biotech company, to accelerate the R&D process of novel targets and modalities. In March 2023, we terminated the collaboration agreement with Immorna.

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

As of December 31, 2022, our owned patent portfolio consists of (i) 113 issued patents, including 11 issued in the U.S., 16 issued in the PRC, seven issued in Korea and 79 issued in other jurisdictions; and (ii) 185 pending patent applications, including 19 PCT patent applications, 10 U.S. patent applications, 14 PRC patent applications and 142 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our Global Portfolio. Furthermore, as of December 31, 2022, we in-licensed the Greater China and Korea rights relating to (i) 35 issued patents, including 14 issued in the PRC, three issued in Korea, 12 issued in Hong Kong, two issued in Macau and four issued in Taiwan; and (ii) 26 pending patent applications, including two PCT patent applications, 12 PRC patent applications, four Hong Kong patent applications, six Taiwan patent applications, one Korean patent applications and one Macau patent application. The in-licensed patents and patent applications primarily relate to felzartamab, eftansomatropin alfa, efineptakin alfa and TJ210.

Felzartamab

As of December 31, 2022, we exclusively licensed from MorphoSys 18 issued patents (including eight issued in the PRC, seven issued in Hong Kong, one issued in Taiwan and two issued in Macau) and 13 pending patent applications (including four PCT applications, two in the PRC, two in Hong Kong, and five in Taiwan) relating to felzartamab. The licensed patents include composition of matter patents in China, Hong Kong, Taiwan and Macau. The patents (including patent applications if issued) in this portfolio are expected to expire between 2025 and 2042, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Eftansomatropin alfa

As of December 31, 2022, we (i) exclusively licensed from Genexine two pending PRC patent applications and two PCT applications directly relating to eftansomatropin alfa and (ii) non-exclusively licensed from Genexine 3 issued patents in the PRC relating to a hyFc platform that develops eftansomatropin alfa. The licensed patents include composition of matter patents in China. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2037, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Efineptakin alfa

As of December 31, 2022, we (i) exclusively licensed from Genexine three issued patents (including three issued in Taiwan) and eight pending patent applications (including seven in the PRC and one in Hong Kong) directly relating to efineptakin alfa and (ii) non-exclusively license from Genexine five issued patents in the PRC and four issued patents in Hong Kong relating to a hyFc platform that develops efineptakin alfa. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2040, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Lemzoparlimab

As of December 31, 2022, we owned eight PCT patent application, three of which has entered national phases including in the PRC, the United States and additional jurisdictions. We expect that any patents that may issue under these applications will expire between 2037 and 2042, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Uliledlimab

As of December 31, 2022, we owned four PCT patent applications and one of which has entered national phases including in the PRC, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2038 and 2042, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

TJ210

As of December 31, 2022, we exclusively licensed from MorphoSys four pending patent applications (including one in the PRC, one in Hong Kong, one in Taiwan and one in Korea) relating to TJ210. We co-owned one PCT application with MorphoSys relating to TJ210. We expect that any patent that may issue under these applications will expire between 2040 and 2041, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Givastomig (TJ-CD4B)

As of December 31, 2022, we co-owned one PCT patent application with ABL Bio Inc., which has entered national phases including in the PRC, the United States, and additional jurisdictions. We owned one PCT application relating to TJ-CD4B. We expect that any patent that may issue under this application will expire between 2040 and 2042, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

TJ-L14B

As of December 31, 2022, we co-owned one PCT patent application with ABL Bio Inc., which has entered national phases including in the PRC, the Europe, and additional jurisdictions. We expect that any patent that may issue under this application will expire 2039, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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

Additionally, as of December 31, 2022, we had (i) 17 registered trademarks in Hong Kong, 98 registered trademarks in the PRC, six registered trademarks in the United States, 17 registered trademarks in Macau, 16 registered trademarks in Taiwan, three registered trademarks in other jurisdictions, and four trademark applications in the PRC; (ii) 10 domain names in the PRC, including www.i-mabbiopharma.com, six domain names in Hong Kong and two domain names in the Cayman Islands; and (iii) 12 software copyrights and three copyrights of works of art in the PRC.

For more information on these and other risks related to intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Environmental, Health and Safety (EHS) Matters

In August 2021, we established an ESG Committee. The committee consists of Dr. Andrew Zhu, Director, President and Acting Chief Executive Officer, and two independent directors, Mr. Chun Kwok Alan Au and Dr. Rong Shao. Mr. Chun Kwok Alan Au chairs the committee. As the oversight body for our ESG practices, the committee is responsible for supervising our ESG strategies, policies, long-term sustainability objectives and risks. In addition, we also set up an ESG working group to address daily ESG workflows. In May 2022, we published our 2021 ESG report to summarize highlights and progress of our recent ESG practices. In February 2023, we were granted “A” rating by MSCI Environmental, Social and Governance (ESG), following MSCI ESG’s most recent annual review, and such rating outperforms approximately 66% peers among global biotech companies.

With the current state of business operations, we have no significant environmental impact due to no large-scale manufacturing operations. We abide by local laws and regulations on environmental protection and only discharge a small amount of waste gas and wastewater after proper treatment. A small amount of hazardous wastewater produced during the research and development process is carefully collected and handed over to qualified third-party professionals for proper treatment before discharged to the sewage treatment plant. A small amount of harmless waste gas is emitted at a high altitude after filtration by activated carbon. Any hazardous waste generated during the research and development process is carefully collected by laboratory technicians daily and placed in a temporary storage facility, and transported to qualified professionals once a month, in accordance with strict local environmental guidelines. We also provided employee trainings, set up SOPs and contingency plans for of potential EHS accidents.

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

In August 2021, we established an Environmental, Social and Governance (“ESG”) committee to supervise the ESG strategies, policies, long-term sustainability objectives and risks of the company, and we were granted a “BBB” rating, the highest newly initiated rating among China-based biotech companies, by the MSCI ESG assessment. In February 2023, I-Mab was granted “A” rating by MSCI ESG, following its most recent annual review. Our commitment to ESG can be summarized into three “P”s: patients, philanthropy, people.

Patients. Since our inception, we have been focusing on delivering immuno-oncology biologics with best-in-class and first-in-class potential, with the mission to bring transformative medicines to patients through innovation. We have built an innovative and advanced pipeline of over 10 highly differentiated, novel biologics with potential to address the significant unmet medical needs in cancer.

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

In response to the COVID-19 resurgence in 2022, we set up an emergency response plan by coordinating the local warehouses, logistics vendors and CROs, as well as designed direct-to-patient plan, to make sure that our medicines be delivered to patients on time amid lockdowns.

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

People. People is the most valuable asset of I-Mab, and we are committed to creating a healthy, engaging, diversified and inclusive environment for all staffs. We are at the forefront of promoting diversity and inclusiveness in the workplace. Women account for over two-thirds of our employees, 59% of them hold a master’s degree or above. In 2020, we launched the Women’s Leadership Council (“WLC”) globally to support our future female leaders to accelerate their career and personal development. In 2021 and 2022, I-Mab was selected into the Asia Pacific Diversity, Equity and Inclusivity Best Practice Guide for two consecutive years.

We value talents and respect knowledge. To support employees’ personal and career development, we have built up a systematic talent development system, including an online learning center, advanced leadership program and other tailor-made training courses.

In 2022, in response to the urgent situations caused by COVID-19, we immediately set up an emergency task force to deliver food supplies, including daily necessities and anti-pandemic gift packs, to employees in areas experiencing prolonged home quarantine to support employees and their families affected by the pandemic in Shanghai. We also organized a series of virtual town halls, virtual birthday parties, mental wellbeing lectures, to connect employees and relieve their stress during the lockdown.

International Recognition and Awards

The remarkable achievements made by us are well recognized by the international community of pharma industry. We were among the top companies by the leading global financial publication Institutional Investor in “Honored Companies” “Best CEO,” “Best CFO,” “Best IR Professional,” “Best IR Program,” and “Best ESG” categories, based on its 2022 All-Asia Executive Team survey. It was the second consecutive year that I-Mab has been named as the “Honored Company” within the healthcare and pharmaceuticals sector. In September 2022, I-Mab was ranked among the Top 100 Chinese Pharmaceutical Innovation Companies released by Healthcare Executive magazine, a top-tier Chinese pharmaceutical industry media, for the third consecutive year. In November 2022, we were honored by the government of Pudong District of Shanghai for Outstanding Contribution to Economy. In recognition of our efforts and achievements in driving diversity and inclusion, I-Mab was recently selected into the Diversity, Equity and Inclusion Best Practice Guide 2022 for the second year in a row, along with many leading companies across the industries. These awards reflect the impact we have made on the innovation development of the healthcare industry as well as the leadership we have demonstrated throughout the year.

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

Furthermore, the Company Law of the PRC (Revised Draft) and the Company Law of the PRC (Revised Draft for Second Review) (collectively, the “Draft Company Law”) were released for public comments on December 24, 2021 and December 30, 2022, respectively. The major revisions made by the Draft Company Law included improvement of the system for the establishment and exit of companies, optimization of organizational structures of companies, improvement of capital system of companies, strengthening the responsibilities of the controlling shareholder and management personnel, and enhancing the social responsibilities of companies. As of the date of this annual report, the Draft Company Law has not been formally enacted.

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

Furthermore, PRC-based investments by foreign investors have historically been regulated by the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) issued on June 28, 2017 and effective from July 28, 2017, the Special Management Measures (Negative List) for the Access of Foreign Investment (2018) issued on June 28, 2018 and effective from July 28, 2018, the Special Management Measures (Negative List) for the Access of Foreign Investment (2019) issued on June 30, 2019 and effective from July 30, 2019, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) issued on June 30, 2019 and effective from July 30, 2019, the Special Management Measures (Negative List) for the Access of Foreign Investment (2020) issued on June 23, 2020 and effective from July 23, 2020, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) issued on December 27, 2020 and effective from January 27, 2021. According to the aforesaid catalogue and management measures, foreign-invested industries fall into four categories, namely, “encouraged” “permitted” “restricted” and “prohibited” and certain ownership requirements, requirements for senior executives and other special management measures should apply to foreign investors with regard to the access of foreign investments in certain categories. Currently, the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision), the Special Management Measures (Negative List) for the Access of Foreign Investment (2018), the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), the Special Management Measures (Negative List) for the Access of Foreign Investment (2020) and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) have all been replaced. The currently effective industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), which were promulgated by the National Development and Reform Commission (the “NDRC”), and the MOFCOM, and took effect on January 1, 2022 and on January 1, 2023, respectively. The Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) further reduce restrictions on the foreign investment and expand the scope of industries in which foreign investments are encouraged. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Pursuant to the Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission on November 14, 1988 and amended on January 8, 2011, July 18, 2013 and March 1, 2017, respectively, by the State Council, the Administrative Measures on Good Practice of Experimental Animals jointly promulgated by the State Science and Technology Commission and the State Bureau of Quality and Technical Supervision on December 11, 1997, and the Administrative Measures on the Certificate for Experimental Animals (Trial) promulgated by the State Science and Technology Commission and other regulatory authorities on December 5, 2001, a Certificate for Use of Laboratory Animals is required for performing experimentation on animals. Applicants must satisfy the following conditions:

●	Laboratory animals must be qualified and sourced from institutions that have Certificates for Production of Laboratory Animals;
●	The environment and facilities for the animals’ living and propagating must meet national requirements;
●	The animals’ feed and water must meet national requirements;
●	The animals’ feeding and experimentation must be conducted by professionals, specialized and skilled workers, or other trained personnel;
●	The management systems must be effective and efficient; and
●	The applicable entity must follow other requirements as stipulated by Chinese laws and regulations.

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

Clinical Trials and Registration of New Drugs

Categories—

On January 22, 2020, the SAMR promulgated the new Administrative Measures for Drug Registration (the “Measures for Drug Registration”), which became effective from July 1, 2020 and provided the standards and requirements for clinical trials and drug registration applications. According to the Measures for Drug Registration, drug registration applications are divided into three different types, namely, traditional Chinese medicine, chemical medicine, and biological products, and each type is further divided into several sub-types.

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

In addition, the NMPA has adopted a notification system for clinical trials of new drugs. Pursuant to the newly amended Drug Administration Law and the Measures for Drug Registration, effective from July 1, 2020, clinical trials may be commenced as long as the applicant has not received any objections from the CDE within 60 business days of application filing after acceptance of the application, and such application will be deemed as approved. Bioequivalence test may only be conducted after the completion of record-filing on the website of the CDE. All clinical trials that have been approved but not initiated within three years since the execution of the Informed Consent Forms will become invalid. As provided in the Measures for Drug Registration, a new application of clinical trial must be submitted if an applicant of an approved clinical trial decides to add new indications or drug combinations into the trial.

Drug Clinical Trial Registration

On September 6, 2013, the NMPA released the Announcement on Drug Clinical Trial Information Platform, providing that for all clinical trials approved by the NMPA and conducted in China, clinical trial registration should be completed and trial information should be published through the Drug Clinical Trial Information Platform. The applicant should complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and should complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant should submit an explanation, and if the procedure is not completed within three years, the clinical trial approval will automatically expire.

Pursuant to the Measures for Drug Registration, during the period of clinical trial, the applicant must continuously update the registration information and the trial results after completion of each clinical trial on the Drug Clinical Trial Information Platform. Applicants are responsible for the authenticity of the registration information.

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

On August 6, 2003, the NMPA promulgated the Administration of Quality of Drug Clinical Practice (the “GCP”) to improve the quality of clinical trials, which was lately revised in 2020. Pursuant to the newly amended Drug Administrative Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions should be under filing administration. Clinical trial institutions that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed. Pursuant to the Circular on Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory, a Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website. Pursuant to the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices and Equipment, the accreditation of the institutions for drug clinical trials should be subject to record-filing administration. The conduct of clinical trials must adhere to the Good Laboratory Practice, and the protocols must be approved by the ethics committees of each study site. On April 23, 2020, the NMPA and NHC jointly issued the amended Administration of Quality of Drug Clinical Practice (the “new GCP”), effective from July 1, 2020. The new GCP was highly consistent with ICH E6 (R2) in its structure and content, and highly emphasized the protection of subjects, in particular, the protection of vulnerable subjects was provided through reinforcing the ethics committee’s responsibilities. Furthermore, the new GCP clarified the investigator’s responsibilities for medical decisions relevant to the clinical trials and overseeing the clinical trials to ensure the accuracy and completeness of the source data, it also included the sponsor’s responsibilities for implementing and maintaining the quality management system, requiring that the electronic data management system used by the sponsor should be verifiable, equipped with grant of modification authority and data security measures, to ensure the data modification process is completely recorded and tracked. The new GCP also prohibited the conduct of biological sample testing irrelevant to the study protocol approved by the ethics committee.

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

On October 8, 2017, the General Office of the State Council promulgated the Opinions on Deepening the Reform of the Review and Approval System and Encouraging the Innovation of Pharmaceutical and Medical Devices, which further promotes the structural adjustment to and technical innovations of drugs, medical devices and equipment.

On May 17, 2018, the NMPA and the NHC jointly issued the Circular on Issues Concerning Optimizing Drug Registration Review and Approval, which further simplifies and accelerates the clinical trial approval process.

On January 22, 2020, the SAMR promulgated the Measures for Drug Registration, effective from July 1, 2020, which deploys several mechanisms to simplify and accelerate the drug registration process, including the Priority Review Procedure and the Special Review Procedure.

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

Pursuant to the Measures for Drug Registration, at the stage of clinical trial application, depending on the characteristics of the drug and the corresponding conditions, applicants may apply for adoption of the Breakthrough Drug Procedure or the Conditioned Approval Procedure. Such procedures may be applied for eligible drugs, including drugs for fatal diseases without any effective treatment and breakthrough drugs, and extra policy support, including communication with the CDE at the critical stage of clinical trials and suggestions from the CDE may be given to applicants in such special procedures.

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

New Drug Application

Pursuant to the Measures for Drug Registration, upon completion of relevant research and other preparation work, the applicant may apply to the NMPA for approval of a new drug application. The NMPA will then determine whether to approve the application according to the comprehensive evaluation opinion issued by the CDE of the NMPA.

At the stage of new drug application, depending on the characteristics of the drug and the corresponding conditions, applicants may apply for adoption of special procedures, including the Priority Review Procedure and the Special Review Procedure. Such procedures may be applied for innovative drugs for severe infectious diseases or rare diseases, breakthrough drugs and other eligible drugs stipulated in the Measures for Drug Registration. Extra policy support, including less review period, may be given to applicants in such special procedures.

International Multi-center Clinical Trials Regulations

On January 30, 2015, the NMPA promulgated the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), effective as of March 1, 2015, to provide guidance on the regulation of the application, implementation and administration of international multi-center clinical trials in China. Pursuant to the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicant plans to make use of the data derived from the international multi-center clinical trials for its application to the NMPA for approval of a new drug application, such international multi-center clinical trials should satisfy, in addition to the requirements set forth in the Drug Administration Law and its implementation measures, the Administrative Measures for Drug Registration and other relevant laws and regulations, the following requirements:

●	The applicant should first conduct an overall evaluation on the global clinical trial data and further make trend analysis of the Asian and Chinese clinical trial data. In the analysis of Chinese clinical trial data, the applicant should consider the representativeness of the research subjects, i.e., the participating patients;
●	The applicant should analyze whether the amount of Chinese research subjects is sufficient to assess and adjudicate the safety and effectiveness of the drug under clinical trial, and satisfy the statistical and relevant legal requirements; and
●	The onshore and offshore international multi-center clinical trial research centers should be subject to on-site inspections by competent PRC governmental agencies.

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

Pursuant to the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices and Equipment, clinical trial data obtained from foreign centers may be used to apply for registration in China as long as such data meet the relevant requirements for the registration of drugs and medical devices in China. According to the International Multi-Center Clinical Trial Guidelines (Trial), when using international multi-center clinical trial data to support new drug applications in China, applicants should submit the completed global clinical trial report, statistical analysis report and database, along with relevant supporting data in accordance with ICH-CTD (International Conference on Harmonization-Common Technical Document) content and format requirements; subgroup research results summary and comparative analysis should also be conducted concurrently.

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

National List of Essential Drugs

On August 18, 2009, the MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National List of Essential Drugs which was revised on February 13, 2015 aim to promote essential medicines sold to consumers at fair prices in the PRC and ensure that the general public in the PRC has equal access to the drugs contained in the National List of Essential Drugs. The MOH promulgated the National List of Essential Drugs on March 13, 2013 and on October 25, 2018. According to these regulations, basic healthcare institutions funded by the government should store up and use drugs listed in the National List of Essential Drugs. The drugs listed in the National List of Essential Drugs should be purchased by centralized tender process and should be subject to the price control by the National Development and Reform Commission (the “NDRC”). Remedial drugs in the National List of Essential Drugs are all listed in the NRDL and the purchase price of such drugs is entitled to reimbursement.

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

Patents

Pursuant to the PRC Patent Law promulgated by the Standing Committee of the NPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the latest revision thereto became effective from June 1, 2021, and the Implementation Rules of the Patent Law of the PRC promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, respectively, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, patents relating to utility models are effective for ten years, and patents relating to designs are effective for fifteen years, from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the CNIPA. Normally, the CNIPA publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the CNIPA for a substantive examination within three years from the date of application.

Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the CNIPA has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Meanwhile, the Patent Law implements a “compensation for patent term” (the “Term Compensation”) measure. In the event that an invention patent is granted after the forth (4th) anniversary of the date of application and the third (3rd) anniversary of the date of the request for substantive examination, the Patent Administration Department of the State Council should, at the request of the patentee, provide the Term Compensation for the unreasonable delay in the process of granting the patent, except for the unreasonable delay caused by the applicant. In particular, in order to compensate the time taken for the review and approval of new drugs, if the new drug-related invention patents are approved for marketing in China, the Patent Administration Department of the State Council should provide the Term Compensation to the patentee, for the duration of patent rights at the request of the patentee. The Term Compensation should not exceed five (5) years, and the total effective patent right period after the new drug is approved for marketing should not exceed fourteen (14) years.

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

Medical Patent Compulsory License

According to the PRC Patent Law, for the purpose of public health, the CNIPA may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under relevant international treaties to which the PRC has acceded.

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

On May 28, 2020, the NPC approved the Civil Code of the People’s Republic of China (the “Civil Code”), which took effect on January 1, 2021. According to the Civil Code, patients have the right to claim compensation from the drug marketing authorization holder, medical institution or manufacturer for damage caused by drug defects.

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

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles on July 4, 2014, which requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests as a “special purpose vehicle” as defined therein. The aforesaid circular further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle. Failure to comply with the SAFE registration requirements under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles could result in liabilities under PRC law for evasion of foreign exchange controls. The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, provides that local banks, instead of the SAFE, can directly handle the initial foreign exchange registration and amendment registration under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles. Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA

On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use should be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank should perform ex-post sampling in accordance with the relevant requirements.

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

An applicant seeking approval to market and distribute a biologic in the United States typically must undertake the following:

●	completion of non-clinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practice (the “GLP”), regulations;
●	submission to the FDA of an application for an Investigational New Drug (“IND”), which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	manufacture, labeling and distribution of an investigational drug in compliance with current good manufacturing practice (the “cGMP”);
●	approval by an independent institutional review board (the “IRB”), or ethics committee at each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials in accordance with the FDA’s current Good Clinical Practices requirements (the “cGCP”), to establish the safety, purity and potency of the proposed biological drug candidate for its intended purpose;

●	preparation of and submission to the FDA of a biologics license application (“BLA”), after completion of all pivotal clinical trials requesting marketing approval for one or more proposed indications;
●	satisfactory completion of an FDA Advisory Committee review, where appropriate or if applicable, as may be requested by the FDA to assist with its review;
●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the proposed product, or components thereof, are produced to assess compliance with cGMP and data integrity requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, safety, quality, purity and potency;
●	satisfactory completion of FDA audits of selected clinical investigation sites to assure compliance with cGCP requirements and the integrity of the clinical data;
●	payment of user fees under the Prescription Drug User Fee Act (the “PDLTFA”), for the relevant year;
●	obtaining FDA review and approval of the BLA to permit commercial marketing of the licensed biologic for particular indications for use in the United States; and
●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (the “REMS”), and the potential requirement to conduct post-approval studies.

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

Clinical Trials

For purposes of BLA approval, clinical trials are typically conducted in the following sequential phases that may overlap or be combined:

●	Phase 1: The investigational product is initially introduced into a small number of healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans and the side effects associated with increasing doses. These trials may also yield early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.
●	Phase 2: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
●	Phase 3: The investigational product is administered to an expanded patient population generally at multiple geographically dispersed clinical trial sites to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety. These clinical trials are intended to generate sufficient data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval by the FDA.

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

The FDA may withdraw a product approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-approval studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS. Other potential consequences include:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
●	fines, Warning Letters, Untitled Letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
●	product seizure or detention, or refusal of the FDA to permit the import or export of products that it believes present safety problems by issuing an Import Alert;
●	permanent injunctions and consent decrees, including the imposition of civil or criminal penalties; or
●	voluntary product recall.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our business may be subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business, particularly once third-party reimbursement becomes available for one or more of our products. The healthcare fraud and abuse laws and regulations that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs;
●	The federal civil and criminal false claims laws and civil monetary penalty laws, including the civil False Claims Act, or FCA, which prohibits, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent, or knowingly making, or using or causing to be made or used, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government;
●	The federal Health Insurance Portability and Accountability Act of 1996 (the “HIPAA”), which, among other things, prohibits executing a scheme to defraud any healthcare benefit program, including private third-party payors, and prohibits (i) knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation and (ii) making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH”), and their respective implementing regulations, which impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, including health plans, healthcare clearinghouses and certain healthcare providers, and their business associates, individuals or entities that perform certain services on behalf of a covered entity that involve the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services (the “CMS”), information related to direct or indirect payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held in a company by physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and
●	U.S. state and local laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that restrict the ability of manufacturers to offer co-pay support to patients for certain prescription drugs; state laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require drug manufacturers to report information on the pricing of certain drugs; state laws and local ordinances that require identification or licensing of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We believe it is strategically important and advantageous to leverage the GMP manufacturing process managed by I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), in order to ensure quality, secure production slots and maximize cost-effectiveness for clinical trial materials and commercial supplies. We have taken concrete steps to execute our strategic plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The construction of the Hangzhou Facility commenced in April 2021. The Hangzhou Facility completed the establishment of a pilot capacity of two production lines (one line configured with 2 x 2,000L and the other line with 1 x 2,000L) in the middle of 2022. The project has been financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, we, through our wholly-owned subsidiary, and parties acting in concert, remain the majority shareholder of I-Mab Hangzhou, the entity holding the Hangzhou Facility. On July 16, 2022, I-Mab Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise approximately US$46 million in RMB equivalent. Upon closing of the financing, we, through our wholly-owned subsidiary, will remain the largest shareholder. Upon the occurrence of certain triggering events as specified in the shareholders agreement among I-Mab Hangzhou, we, through our wholly-owned subsidiary, and other domestic investors, including but not limited to I-Mab Hangzhou’s failure to accomplish certain public offering condition, we may be obligated to repurchase the equity held by other domestic investors in cash or in our stocks in the period beyond 12 months. I-Mab Hangzhou is an affiliate of our company and is positioned to provide manufacturing capabilities for us, as well as the continued development of selected biologics assets that are unessential to our immuno-oncology focus, i.e., olamkicept, plonmarlimab (excluding cytokine release syndrome indications) and a few preclinical CMC-stage programs. We believe that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for us.

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

Science Committee for Early Stage Research of Drug Candidates

Our Science Committee is composed of selected functional heads and members of the leadership, including Dr. Zhengyi Wang, Dr. Jane Meng, Isaac Meng, Dr. Weimin Tang, Dr. Zheng Huang and Dr. Xi Chen, chaired by Dr. Zhengyi Wang. The Science Committee will collaborate with the management team to enhance our company’s research practices and assist management in evaluating scientific aspects of potential in-licensing opportunities, collaborations and new technologies that may bolster our pipeline and research and development capabilities. The Science Committee’s responsibilities include:

●	approving the target review package submitted by our discovery group;
●	providing governance on the quality and integrity of drug candidates, before entering into CMC process development;
●	examining the experimental data and scientific evidence supporting the drug candidate;
●	reviewing and making recommendations on our company’s resource allocation in further development; and
●	setting the direction for scientific and technical review of potential in-licensing opportunities.

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

R&D Council

Our R&D Council is composed of Dr. Andrew Zhu, Dr. John Hayslip, Dr. Zhengyi Wang, Isaac Meng and Dr. Zheng Huang, with Dr. Andrew Zhu serving as the chair. The R&D Council is responsible for reviewing potential options elevated by our program team and making scientific decisions on proposals for our clinical assets. On clinical program level, our R&D Council reviews and endorses decisions regarding dose selection, dose changes or other substantial changes to a study that would have impact on the clinical development plan, such as disease of focus, line of therapy and significant changes to patient population.

Portfolio Governance Committee

Our Portfolio Governance Committee is composed of Dr. Andrew Zhu, Dr. John Hayslip, Dr. Junhua Qiao, Richard Yeh, Dr. Weimin Tang and Dr. Zheng Huang, with Dr. Andrew Zhu serving as the chair. Our Portfolio Governance Committee is a decision-making body that focuses on reviewing and approving our portfolio strategy, determining portfolio and project prioritization, approving project development strategy, resource and execution plan to ensure the R&D investments and decisions are in line with our company’s overall business strategy. The Portfolio Governance Committee responsibilities include:

●	reviewing our portfolio strategy, including but not limited to in-licensing and out-licensing plan and strategy, internal and external policy changes that could impact our portfolio strategically;
●	determining portfolio and project prioritization;
●	approving development stage gates;
●	reviewing project development strategy, including but not limited to FIH studies, early development, proof-of-concept trials, pivotal trials, regulatory submission for BLA, commercial strategy, and any significant changes to the development plan; and
●	reviewing execution plans, including but not limited to timeline and budgets, major health authority interactions and changes to such timeline and milestones.

Medical Safety Council (“MSC”)

Our MSC is composed of selected research and development functional heads and Subject Matter Experts, including Isaac Meng, Dr. Andrew Zhu, Yang Zhou, Dr. Zhengyi Wang, Dr. Jane Meng, Dr. Claire Xu and Richard Cheng Li, chaired by Isaac Meng, Head of Medical Office. Our MSC is the highest medical safety governance body engaged in setting standards for protecting the medical safety of patients and users of our products, and providing strategic direction in product vigilance and patient or user safety. The MSC’s responsibilities include:

●	establishing standards and policies, and identifying best practices related to medical safety;
●	providing oversight of all medical safety relevant activities, and overseeing the implementation of our company’s medical safety standard, as well as the outcomes of the periodic audits;
●	addressing safety information that could result in a significant change in the benefit-risk profile of our products; and
●	reviewing and approving first-in-human (“FIH”) studies and any other issues with respect to the safety of human exposure during early development stage.

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

Quality Committees

We have formed two Quality Committees, namely, I-Mab Biopharma Quality Management Review and R&D Quality Management Committee.

I-Mab Biopharma Quality Management Review (“I-Mab QMR”) is composed of Dr. Andrew Zhu, Isaac Meng, Dr. Junhua Qiao and Thomas Song, co-chaired by Isaac Meng and Dr. Junhua Qiao. I-Mab QMR is responsible for supervising our overall quality management system (“QMS”), including R&D, production and manufacturing, and our other functional departments, to set up a comprehensively risk control system and ensure that our operations are in accordance with the requirements of laws and regulations, industry Good X Practices (GXP) and our internal regulations and systems. The QMS covers all business activities such as the selection of outsourcing service vendors, daily management and audit, research, development, and production, and we also have signed quality agreements with CDMO, CMO, CRO, and other vendors.

Under QMR, we have established an R&D Quality Management Committee composed of representatives of various R&D functional departments, including Dr. Andrew Zhu, Isaac Meng, Yang Zhou, Dr. Claire Xu, Dr. Jane Meng and heads of therapeutic areas (in China and the United States), chaired by Dr. Andrew Zhu. Our R&D Quality Management Committee is responsible for supervising the operation of the R&D QMS and making final decisions on important quality issues such as patient safety, data integrity and regulatory compliance in the R&D process.

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

Quality Control and Assurance

In addition to the research and development governance regime described above, we have established an independent quality control and assurance system and devote significant attention to quality control for the designing, manufacturing and testing of our drug candidates. Our Assurance Board is composed of Dr. Andrew Zhu, and Thomas Song. Our senior management is firmly committed to delivering our quality performance, actively involved in allocating sufficient resources to quality management system and setting quality governance mechanism.

For pre-clinical and clinical trials, the overall quality management outlines the implementation of our business policies and procedures in order to consistently comply with the regulatory requirements, including Good Laboratory Practices, or GLP; Good Clinical Practices, or GCP; Good Pharmacovigilance Practice, or GVP and other applicable regulatory requirements in the performance of the trials. This includes:

●	predefined policies and procedures to manage pre-clinical and clinical studies;
●	dedicated resources and personnel with well delineated roles and responsibilities;
●	quality risk management across the product lifecycle;
●	continuous quality management system improvement;
●	non-conformance management via quality issue management process;
●	development and execution of quality audit program; and
●	regulatory inspection readiness.

For CMC, we have established a quality management system to oversee the process development and API and drug production at the CDMOs. This system takes a holistic approach bringing senior management, quality assurance team and company policies together to create an efficient and agile quality culture. Our CMC quality commitment includes, but not limited to:

●	ensure that the product manufacturing, releasing, packaging, storage, and shipment meets all specifications and the requirements of the FDA and/or NMPA’s quality system regulations, cGMP or other applicable laws and regulations;
●	review of process deviations and changes, root cause analysis, impact assessment, corrective and preventative actions, and validation;
●	ensure the consistency of key quality practices with our CDMOs;
●	proactive quality system review based on audits, process data analysis, equipment condition, and periodic review of internal and external sources of data; and
●	assessment of regulatory guidance and ensure readiness for regulatory inspections.

C.    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries, as of the date of this annual report:

I-Mab
(Cayman Islands)
100%
I-Mab Biopharma Hong Kong Limited
(Hong Kong)
100%
I-Mab Biopharma U.S. Ltd.
(United States)
Offshore
Onshore
100%
I-Mab Bio-tech (Tianjin) Co., Ltd.
("I-Mab Tianjin")
100%
I-Mab Biopharma Co., Ltd.
("I-Mab Shanghai")
49%
51%
Zhejiang Tianli Pharmaceutical Sales Co., Ltd.
("I-Mab Lishui")
Equity interest

D.   Property, Plant and Equipment

Our headquarter is located in Shanghai, China, where we lease and occupy approximately 4,420 square meters as office space and 1,270 square meters as laboratories. We currently lease approximately 839 square meters of office space in Beijing, approximately 54 square meters of office space in Tianjin, approximately 2,468 square meters of warehouse space and office space in Lishui, approximately 743 square meters of office space in Gaithersburg and approximately 1,081 square meters of office space and laboratories in San Diego. The terms of these leases range from one year to seven years.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.   Operating Results

Overview

We are a clinical stage biotech company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune diseases. To date, we have developed an innovative pipeline of more than 10 clinical and preclinical stage assets through our internal research and development efforts and in-licensing arrangements with global pharmaceutical and biotech companies.

Our research and development capabilities encompass discovery, translational medicine, biologics CMC development, pre-clinical development and clinical development with footprints in Shanghai, Beijing and the United States.

Since the commencement of our operation in 2014, we have devoted most of our efforts and financial resources to organize and staff our operations, formulate business planning, raise capital, establish our intellectual property portfolio and conduct pre-clinical and clinical trials of our drug candidates.

We have not generated any revenue from the sales of our commercial products, and as a result, we had incurred net losses since the commencement to the end of 2019 of our operations. In 2020, we achieved corporate profitability with net income of RMB470.9 million, which was primarily attributable to the revenues recognized in connection with the strategic collaboration with AbbVie of RMB1,542.7 million. In 2021 and 2022, our net losses were RMB2,331.5 million and RMB2,507.3 million (US$363.5 million), respectively. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, and we cannot assure you that we will ever generate significant revenue or profits.

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

Research and development activities are central to our business model. We believe our ability to successfully develop drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including conducting pre-clinical studies and clinical trials, and activities related to regulatory filings for our drug candidates. Our research and development expenses primarily include the following:

●	costs related to development of our pipeline assets under all stages including discovery, pre-clinical testing or clinical trials;
●	patent license fees and other fees under the licensing, collaboration and development agreements with respect to our in-licensed drug candidates; and
●	employee salaries and related benefit costs, including share-based compensation expenses, for research and development personnel and key management.

At this time, we are unable to predict when, if ever, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. This is due to the numerous risks and uncertainties associated with developing such drug candidates, including the uncertainty of:

●	successful enrollment in and completion of clinical trials;
●	establishing an appropriate safety profile;

●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
●	receipt of marketing approvals from applicable regulatory authorities;
●	commercializing the drug candidates, if and when approved, whether alone or in collaboration with others;
●	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our drug candidates;
●	continued acceptable safety profiles of the products following approval; and
●	retention of key research and development personnel.

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

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our drug assets through our strengthened and expanded network of global partnerships and alliances. As we have not obtained marketing approval for or commercialized a drug candidate, our revenues at the current stage are primarily subject to the availability of the payments from granting licenses to use and otherwise exploit certain of our intellectual properties linked to our drug assets, which primarily contributed to our revenues in 2020 and 2021. See “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements” for more information on the existing out-licensing arrangements.” However, substantial uncertainties remain as to the availability and the recognition of revenue from out-licensing agreement. For example, we recognized an aggregate revenue of US$48.0 million in 2020 and 2021 in relation to our collaboration with AbbVie based on the probability of achieving a key milestone. However, we witnessed an amendment to the overall collaboration arrangement with AbbVie, which resulted in a lowered probability of achieving such key milestone and a reversal of revenue of US$-48.0 million (equivalent to RMB-314.2 million) in 2022. In addition, after validating clinical safety and preliminary efficacy of a drug candidate in our Global Portfolio in clinical trials in the United States, we may elect to out-license the global rights (excluding Greater China) of such drug candidate, while retaining the Greater China rights for further development and commercialization. But we may also choose to retain these rights for the United States or other countries or regions as we may deem fit. Before the commercialization of one or more of our drug candidates, we expect that the majority of our revenue will continue to be generated from out-licensing our intellectual properties.

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

The Effect of Our Acquisition of I-Mab Tianjin

We acquired a controlling interest in I-Mab Tianjin on July 15, 2017 and the remaining interest in I-Mab Tianjin in May 2018. Since our acquisition of the controlling interest in I-Mab Tianjin on July 15, 2017, I-Mab Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in I-Mab Tianjin, we integrated the operations of I-Mab Tianjin into our operations. I-Mab Tianjin did not generate any external revenue from July 15, 2017 to December 31, 2022. In connection with our acquisition of I-Mab Tianjin, we identified intangible assets of RMB148.8 million and goodwill of RMB162.6 million of I-Mab Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the reporting unit exceeds its fair value. No impairment was identified as of December 31, 2020, 2021 and 2022. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Change in business prospects of acquisitions may result in impairment to our goodwill, which could negatively affect our reported results of operations.”

Impact of the COVID-19 Pandemic

As of the date of this annual report, the impact of the ongoing global coronavirus-19 (COVID-19) pandemic to our business has been limited. To date, although COVID-19 has caused some delays in the initiation of the ongoing trials of certain clinical-stage drug candidates in early 2020, the COVID-19 pandemic has not had a material impact on our ongoing clinical activities, in particular, clinical activities related to our late-stage drug candidates, such as felzartamab, lemzoparlimab and eftansomatropin alfa. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for the clinical development plans of our drug candidates. As of the date of this annual report, the COVID-19 pandemic has not caused any early termination of our clinical trials or necessitated removal of any enrolled patients. We employed various measures to mitigate impacts of the COVID-19 pandemic on our currently ongoing trials in Greater China and the United States. We worked closely with our CROs to monitor the situation and manage the process of our clinical trials. We maintained contact with our patients to ensure that they remain on the trials and that any information they need will be readily available. In addition, we believe the COVID-19 pandemic has not significantly impacted our ability to carry out our obligations under existing contracts or disrupted any supply chains that we rely upon.

Most of the travel restrictions and quarantine requirements in China were lifted in December 2022. There were surges of cases in many cities during this time which caused disruptions to the operations of our company, our suppliers, CROs, CMOs and other contractors, and there remains uncertainty as to the future impact of the COVID-19. Although we believe we have implemented strategies to potentially minimize the impact of the COVID-19 pandemic to our business, we expect that we may experience delays with respect to the initiation and patient enrollment of certain additional trials. The extent to which the COVID-19 pandemic impacts the timing of these additional trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

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

The above analyses are made by our management based on currently available information concerning COVID-19. We cannot guarantee that the outbreak of COVID- 19 will not further escalate or have a material adverse effect on our business operations. Please also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.”

Key Components of Results of Operations

Revenues

For the years ended December 31, 2021 and 2022, we generated revenue from (i) licensing and collaboration, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug assets, and (ii) supply of investigational products to AbbVie. The decrease in 2022 net revenue was primarily due to a non-cash adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022. For the year ended December 31, 2020, we generated substantially all of our revenues from granting licenses to use and otherwise exploit certain of our intellectual properties in connection with our drug assets.

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

Our current research and development activities primarily relate to the clinical development of the following investigational drugs:

●	Eftansomatropin alfa, a differentiated long-acting growth hormone for pediatric growth hormone deficiency, if approved;
●	Felzartamab, a differentiated CD38 antibody for multiple myeloma and potentially autoimmune diseases, if approved;
●	Lemzoparlimab, a novel CD47 antibody for immuno-oncology, if approved;
●	Uliledlimab, a highly differentiated CD73 antibody for solid tumors, if approved;
●	Givastomig, a novel, tumor-dependent T-cell engager for gastric and other cancers, if approved;
●	TJ-L14B, a PD-L1-based tumor-dependent T-cell engager for solid tumors, if approved;
●	Efineptakin alfa, the world’s first and only long-acting recombinant human IL-7 for cancer treatment-related lymphopenia and cancer immunotherapy, if approved; and
●	TJ210, a novel C5aR1 antibody for cancers, if approved.

We incurred research and development expenses of RMB984.7 million, RMB1,213.0 million and RMB904.9 million (US$131.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively, representing 71.0%, 57.4% and 55.7% of our total research and development and administrative expenses for the corresponding periods. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to expand our operations and to advance our pipeline and our drug candidates toward later stages.

Administrative Expenses

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses for rental expenses for our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2020, 2021 and 2022, our administrative expenses amounted to RMB402.4 million, RMB899.9 million and RMB815.8 million (US$118.3 million), respectively.

Interest Expense

Interest expense consist primarily of interest expenses on our (i) short-term bank borrowings and (ii) convertible promissory notes issued to certain investors.

Interest Income

Interest income consists primarily of interest income derived from our term deposit and restricted cash pledged as collateral for a working capital loan.

Other Income (Expenses), Net

Other income (expenses), net consists primarily of income from the equity transfer of I-Mab Hangzhou, fair value change of short-term and other investments, fair value change of put right liabilities, net foreign exchang gains (losses) and subsidy income.

Equity In Loss Of Affiliates

Equity in loss of affiliates consists primarily of the loss recognized based on our proportionat share in I-Mab Hangzhou.

Taxation

Cayman Islands

I-Mab, our holding entity, is incorporated in the Cayman Islands. According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

I-Mab, our holding entity, did its business registration in Hong Kong and had a Hong Kong tax file number. I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, companies registered in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2020, 2021 and 2022, the income tax expenses recorded in the consolidated statements of comprehensive income (loss) for I-Mab were nil, nil and RMB0.7 million, respectively. For the years ended December 31, 2020, 2021 and 2022, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab and I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma US Ltd. is incorporated in Maryland and is subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in Maryland at a rate of 8.25%. I-Mab Biopharma US Ltd. has no taxable income for all periods presented and therefore no provision for income taxes is required.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Corporate Income Tax Law (the “CIT Law”) (as amended in 2017 and 2018, respectively), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The CIT Law became effective on January 1, 2008. Under the CIT Law, preferential tax treatments will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises.”

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the future based on the assessment as of December 31, 2022. Therefore, we have provided full valuation allowances for the deferred tax assets as of December 31, 2020, 2021 and 2022.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020, 2021 and 2022, we did not have any significant unrecognized uncertain tax positions.

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USS

	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue	1,542,668	40,115	(249,665)	(36,198)
Supply of investigational products	—	47,911	28,102	4,074
Total revenues	1,542,668	88,026	(221,563)	(32,124)
Cost of revenues	—	(46,432)	(27,237)	(3,949)
Expenses
Research and development expenses (1)	(984,689)	(1,212,958)	(904,901)	(131,198)
Administrative expenses (1)	(402,409)	(899,943)	(815,766)	(118,275)
Income (loss) from operations	155,570	(2,071,307)	(1,969,467)	(285,546)
Interest income	24,228	21,333	26,908	3,901
Interest expense	(957)	—	(9)	(1)
Other income (expenses), net	412,892	83,162	(126,587)	(18,353)
Equity in loss of affiliates (1)	(108,587)	(367,883)	(437,465)	(63,426)
Income (loss) before income tax expense	483,146	(2,334,695)	(2,506,620)	(363,425)
Income tax benefit (expense)	(12,231)	3,154	(697)	(101)
Net income (loss) attributable to I-Mab	470,915	(2,331,541)	(2,507,317)	(363,526)
Net income (loss) attributable to ordinary shareholders	470,915	(2,331,541)	(2,507,317)	(363,526)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(120,920)	(135,717)	400,304	58,039
Total comprehensive income (loss) attributable to I-Mab	349,995	(2,467,258)	(2,107,013)	(305,487)
Net income (loss) attributable to ordinary shareholders	470,915	(2,331,541)	(2,507,317)	(363,526)
Weighted-average number of ordinary shares used in calculating net income (loss) per share
Basic	134,158,824	174,707,055	189,787,292	189,787,292
Diluted	157,231,652	174,707,055	189,787,292	189,787,292
Net loss per share attributable to ordinary shareholders
Basic	3.51	(13.35)	(13.21)	(1.92)
Diluted	3.00	(13.35)	(13.21)	(1.92)
Net income (loss) per ADS attributable to ordinary shareholders
—Basic	8.07	(30.71)	(30.38)	(4.41)
—Diluted	69.0	(30.71)	(30.38)	(4.41)

Note:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USS

	(in thousands)
Research and development expenses	284,431	201,926	117,876	17,090
Administrative expenses	209,033	406,683	239,272	34,691
Equity in loss of affiliates	32,707	13,267	13,852	2,008
Total	526,171	621,876	371,000	53,789

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total net revenues for the year ended December 31, 2022 were RMB-221.6 million (US$-32.1 million), compared with RMB88.0 million for the year ended December 31, 2021. The decrease in 2022 net revenue was primarily due to a non-cash adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022. This amendment led to a lowered probability of achieving a key milestone that was included in the total consideration of revenue recognition in prior years. The decrease was partially offset by revenue of RMB92.6 million from license and collaboration arrangements and the supply of investigational products.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
CRO service fees	727,573	60.0	523,559	75,909	57.9
In-licensed patent right fees	66,344	5.5	3,316	481	0.4
Employee benefit expenses	347,571	28.7	324,363	47,028	35.8
Material costs for drug candidates	23,141	1.9	20,857	3,024	2.3
Other expenses	48,329	3.9	32,806	4,756	3.6
Total	1,212,958	100.0	904,901	131,198	100.0

Our research and development expenses decreased by 25.4% from RMB1,213.0 million for the year ended December 31, 2021 to RMB904.9 million (US$131.2 million) for the year ended December 31, 2022, primarily attributable to (i) a decrease in CRO and CMO service fees from RMB727.6 million for the year ended December 31, 2021 to RMB523.6 million (US$75.9 million) for the year ended December 31, 2022, primarily due to the reduced demand for investigational products as we procured sufficient stock in 2021; (ii) a decrease in in-licensed patent right fees from RMB66.3 million for the year ended December 31, 2021 to RMB3.3 million (US$0.5 million) for the year ended December 31, 2022; and (iii) a slight decrease in employee benefit expenses of employees involved in research and development from RMB347.6 million for the year ended December 31, 2021 to RMB324.4 million (US$47.0 million) for the year ended December 31, 2022.

In 2022, 88.2% and 11.8% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively, as compared to 94.3% and 5.7% in 2021. In 2022, felzartamab and eftansomatropin alfa accounted for approximately 23.6% and 20.6% of our external research and development expenses, which primarily included payments to CROs and CMOs. In 2021, felzartamab and lemzoparlimab accounted for approximately 26.4% and 34.8% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. No other programs accounted for a significant portion of our research and development expenses in 2022 and 2021. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses decreased from RMB899.9 million for the year ended December 31, 2021 to RMB815.8 million (US$118.3 million) for the year ended December 31, 2022, primarily attributable to the decrease in share-based compensation expenses by RMB167.4 million (US$24.3 million) in relation to the management personnel and optimized control of operating and administrative expenses, and partially offset by the increase of the accrued expenses in relation to the disputes with Tracon of RMB95.5 million (US$13.8 million).

Interest Income

We recorded interest income of RMB21.3 million and RMB26.9 million (US$3.9 million) for the years ended December 31, 2021 and 2022, respectively. The change was primarily attributable to the interest income derived from bank deposits and a decrease in bank balance.

Other Income (Expenses), Net

We recorded other income of RMB83.2 million and other expenses of RMB126.6 million (US$18.4 million) for the years ended December 31, 2021 and 2022, respectively. The change was primarily attributable to unrealized exchange losses due to the significant fluctuation in the exchange rate of RMB against USD in 2022, and the fair value change of short-term and other investments.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of RMB367.9 million and RMB437.5 million (US$63.4 million) for the years ended December 31, 2021 and 2022, respectively. The change was primarily due to the increased expenditure of our investee, I-Mab Hangzhou.

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

Our revenues decreased from RMB1,542.7 million for the year ended December 31, 2020 to RMB88.0 million for the year ended December 31, 2021, primarily attributable to the decrease in our revenue generated from licensing and collaboration from RMB1,542.7 million for the year ended December 31, 2020 to RMB40.1 million for the year ended December 31, 2021, offset by the revenue we generated from supply of investigational products of RMB47.9 million for the year ended December 31, 2021.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	%

	(in thousands, except percentages)
CRO service fees	439,537	44.6	727,573	60.0
In-licensed patent right fees	28,266	2.9	66,344	5.5
Employee benefit expenses	460,149	46.7	347,571	28.7
Material costs for drug candidates	15,610	1.6	23,141	1.9
Other expenses	41,127	4.2	48,329	3.9
Total	984,689	100.0	1,212,958	100.0

Our research and development expenses increased by 23.2% from RMB984.7 million for the year ended December 31, 2020 to RMB1,213.0 million for the year ended December 31, 2021, primarily attributable to (i) an increase in CRO service fees from RMB439.5 million for the year ended December 31, 2020 to RMB727.6 million for the year ended December 31, 2021, to advance our clinical and preclinical pipelines, especially for lemzoparlimab (TJC4), uliledlimab (TJD5), and eftansomatropin alfa (TJ101); (ii) an increase in in-licensed patent right fees from RMB28.3 million for the year ended December 31, 2020 to RMB66.3 million for the year ended December 31, 2021, (iii) partially offset by a decrease in employee benefit expenses of employees involved in research and development from RMB460.1 million for the year ended December 31, 2020 to RMB347.6 million for the year ended December 31, 2021, mainly due to the decrease of share-based compensation expense by RMB82.5 million.

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

Administrative Expenses

Our administrative expenses increased from RMB402.4 million for the year ended December 31, 2020 to RMB899.9 million, primarily attributable to (i) an increase in employee benefit expenses by RMB291.7 million due to an increase of share-based compensation expenses by RMB197.7 million; (ii) an increase in accrued termination fee to Tracon of US$9.0 million; (iii) an increase in professional service expenses by RMB145.2 million due to the increase in attorneys’ fees occurred during our arbitration with Tracon.

Interest Income

We recorded interest income of RMB24.2 million and RMB21.3 million for the years ended December 31, 2020 and 2021, respectively. The change was primarily attributable to interest income derived from bank deposits and the fluctuation of bank balance.

Interest Expense

We recorded interest expenses of nil for the year ended December 31, 2021, as compared to an interest expense of RMB1.0 million for the year ended December 31, 2020. The change was primarily attributable to the interest expense related to our short-term borrowings, which were repaid in June 2020.

Other Income (Expenses), Net

We recorded other income of RMB412.9 million and RMB83.2 million for the years ended December 31, 2020 and 2021, respectively. The change was primarily attributable to the decrease in gains on deconsolidation of a subsidiary from RMB407.6 million in 2020 to nil in 2021, as the equity transfer of I-Mab Hangzhou to a group of domestic investors was completed on September 15, 2020.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of RMB108.6 million and RMB367.9 million for the years ended December 31, 2020 and 2021, respectively. The change was primarily due to that I-Mab Hangzhou became an unconsolidated affiliate of our company since September 15, 2020.

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

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the reporting unit exceeds its fair value.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes our evaluation of relevant events and circumstances affecting our single reporting unit, including macroeconomic, industry, market conditions and our overall financial performance. If qualitative factors indicate that it is more likely than not that our reporting unit’s fair value is less than its carrying amount, then we will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

We applied significant judgement in developing the fair value of our single reporting unit. Fair value of the reporting unit is estimated by us using a discounted cash flow model which requires us to make judgements and assumptions related to future revenues, discount rate and terminal growth rate. The probabilities of the success of the clinical trials based on the status of these trials and reference to the industry benchmark were also incorporated into the assumption of future revenues. No impairment was recognized for the year ended December 31, 2022.

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

Determination of the standalone selling price of each performance obligation

Our collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, we consider competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.

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

See Note 17 “Licensing and Collaboration Arrangements” of our consolidated financial statements included elsewhere in this annual report for a further discussion of our licensing and collaboration revenues.

Fair value measurement of put right liabilities

Put right written by us to third party investors in our affiliate was recorded as a freestanding equity-linked instrument and classified as a put right liability. We determined the fair value of the put right with the assistance of an independent third-party valuation firm. We used the option pricing model (finnerty model) to estimate the fair value of the put right. The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The spot price was determined using the income approach with assistance from an independent third-party valuation firm. The significant unobservable inputs used in the income approach include revenue growth rates and discount rates.

Research and Development Expenses

Elements of research and development expenses primarily include (1) payroll and other related expenses of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to us, (3) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to CRO, investigators and clinical trial sites that conduct the clinical studies, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses. Research and development expenses are charged to expenses as incurred when these expenditures are used for our research and development activities and have no alternative future uses.

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

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Principal Accounting Policies—2.29 Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this annual report.

B.   Liquidity and Capital Resources

Cash Flows and Working Capital

We generated net income and positive cash flow from our operations for the year ended December 31, 2020, which was primarily attributable to the collection of the upfront payment from AbbVie. We have incurred net losses and negative cash flows from our operations for the years ended December 31, 2021 and 2022. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We generated net income of RMB470.9 million for the year ended December 31, 2020, and incurred net losses of RMB2,331.5 million and RMB2,507.3 million (US$363.5 million) for the year ended December 31, 2021 and 2022, respectively. Our primary use of cash is to fund our research and development activities. We generated RMB433.6 million in cash from our operating activities for the year ended December 31, 2020, and used RMB973.1 million and RMB1,102.8 million (US$159.9 million) in cash for our operating activities for the year ended December 31, 2021 and 2022, respectively. As of December 31, 2022, we had cash, cash equivalents and restricted cash of RMB3,310.8 million (US$480.0 million). Our cash, cash equivalents and restricted cash consist primarily of cash in bank and on hand. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the institutional investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS; and (ii) warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which were fully exercised in 2021 and increased the proceeds by approximately US$104.5 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/generated from operating activities	433,558	(973,093)	(1,102,805)	(159,892)
Net cash (used in)/generated from investing activities	(201,901)	(727,206)	458,382	66,459
Net cash generated from financing activities	3,440,481	593,924	42,357	6,141
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(106,643)	(128,771)	389,203	56,429
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,565,495	(1,235,146)	(212,863)	(30,863)
Cash, cash equivalents and restricted cash, beginning of the year	1,193,283	4,758,778	3,523,632	510,879
Cash, cash equivalents and restricted cash, end of the year	4,758,778	3,523,632	3,310,769	480,016

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

As of December 31, 2022, 26.3% of our cash and cash equivalents were denominated in RMB and held in China. We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, some other events that are beyond our control may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was RMB1,102.8 million (US$159.9 million). Our net loss was RMB2,507.3 million (US$363.5 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including equity in loss of affiliates of RMB437.5 million (US$63.4 million) and share-based compensation of RMB357.1 million (US$51.8 million), and changes in certain working capital items, including a decrease of a contract assets of RMB253.8 million (US$36.8 million), an increase in accruals and other payables of RMB109.9 million (US$15.9 million), a decrease in prepayments and other receivables of RMB109.2 million (US$15.8 million) and an increase in contract liabilities of RMB52.6 million (US$7.6 million), partially offset by a decrease of lease liabilities of RMB35.7 million (US$5.2 million). The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan, 2019 Plan, 2020 Plan, 2021 Plan and 2022 Plan.

Net cash used in operating activities for the year ended December 31, 2021 was RMB973.1 million. Our net loss was RMB2,331.5 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB608.6 million and equity in loss of affiliates of RMB367.9 million, and changes in certain working capital items, including an increase in the contract liabilities of RMB224.0 million and an increase in accruals and other payables of RMB152.1 million, partially offset by an increase of inventories of RMB27.2 million and an increase of contract assets of RMB26.4 million. The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan, 2019 Plan, 2020 Plan and 2021 Plan.

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

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2022 was RMB458.4 million (US$66.5 million). The net cash increase was primarily attributable to RMB7,911.5 million (US$1,147.1 million) of the proceeds from disposal of short-term and other investments, partially offset by RMB7,407.3 million (US$1,074.0 million) of the cash used in the purchase of short-term and other investments.

Net cash used in investing activities for the year ended December 31, 2021 was RMB727.2 million. The net cash decrease was primarily attributable to RMB10,173.3 million of purchase of short-term investments, partially offset by RMB9,482.0 million of proceeds from disposal of short-term investments.

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

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2022 was RMB42.4 million (US$6.1 million), primarily attributable to the proceeds from exercise of stock options of RMB44.7 million (US$6.5 million) and the proceeds from bank borrowings of RMB19.0 million (US$2.7 million), partially offset by RMB21.2 million (US$3.1 million) of the cash used in the payment of stock repurchase.

Net cash generated from financing activities for the year ended December 31, 2021 was RMB593.9 million, primarily attributable to the proceeds from exercise of warrants of RMB672.7 million, partially offset by payments of the issuance cost in relation to private placement of RMB128.8 million.

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

Material Cash Requirements

Contractual Obligation

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB8.0 million, RMB29.9 million and RMB45.8 million (US$6.6 million) in the years ended December 31, 2020, 2021 and 2022, respectively.

Our operating lease commitments relate to leases for our office premises pursuant to non-cancellable operating lease agreements. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

The following table sets forth our contractual obligations as of December 31, 2022:

			Less Than		1-3		3-5		More Than
	Total		1 Year		Years		Years		5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease commitments	81,009	11,745	37,867	5,490	31,916	4,627	10,017	1,453	1,209	175
Capital commitments	4,392	637	4,268	619	124	18	—	—	—	—

We entered into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on our ability to meet either short-term or long-term future cash requirements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. We have a contingent obligation to repurchase the equity held by certain investors in the period beyond 12 months. See Note 10 of the Consolidated Financial Statements for a further discussion of this contingent obligation.

Collaborations, Licensing and Other Arrangements

We entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 17 “Licensing and Collaboration Arrangements” of our consolidated financial statements included elsewhere in this annual report for additional information on these collaboration arrangements.

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

C.   Research and Development, Patents and Licenses, Etc.

Sec “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “—R&D Governance.”

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.   Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

DIRECTORS AND EXECUTIVE OFFICERS	AGE	POSITION/TITLE

Jingwu Zhang Zang, M.D., Ph.D.	67	Founder and Chairman of the Board of Directors

Andrew Zhu, M.D., Ph.D.	62	Director, President and Acting Chief Executive Officer

Richard Yeh	54	Director, Chief Operating Officer and Interim Chief Financial Officer

Wei Fu	41	Director

Lan Kang	54	Director

Shuai Chen	49	Director

Chun Kwok Alan Au	50	Independent Director

Conor Chia-hung Yang	60	Independent Director

Pamela M. Klein, M.D.	61	Independent Director

Ruyi He, M.D.	62	Independent Director

Rong Shao, Ph.D.	60	Independent Director

Weimin Tang, Ph.D.	57	Chief Business Officer

John Hayslip, Ph.D.	46	Chief Medical Officer

Gigi Qi Feng	41	Chief Communications Officer

Richard Cheng Li	38	Chief Legal Officer

Jingwu Zhang Zang, M.D., Ph.D., is our founder and has served as our chairman of the board of directors since March 2021. Between December 2021 and September 2022, Dr. Zang served as our acting chief executive officer. Prior to serving as our chairman of the board of directors, Dr. Zang served as our director and honorary chairman from October 2019 to March 2021, and chief executive officer from our inception to October 2019. Prior to founding our company, Dr. Zang served as the chief scientific officer and president of Simcere Pharmaceutical Group and Bioscikin Co., Ltd. from September 2013 to April 2016. Dr. Zang held senior management positions at GlaxoSmithKline (GSK), as the global senior vice president and head of GSK’s Research and Development in China from April 2007 to June 2013. The academic career of Dr. Zang started in Dr Willems Institute and University of Limburg in Belgium. Dr. Zang became a professor at Baylor College of Medicine in Houston and later joined the Chinese Academy of Sciences as the founding director of the Institute of Health Sciences and as a co-director of Institute Pasteur Shanghai, an independent non-profit life science institute to address public health problems in China, where he served as its director from October 2004 to September 2006. Dr. Zang also served as a director of Shanghai Institute of Immunology from June 2002 to April 2007. Dr. Zang received his M.D. from Shanghai Second Medical University (now part of Shanghai Jiaotong University) in 1984, and his Ph.D. in neuroimmunology from the University of Brussels in 1990. Dr. Zang conducted his post-doctoral work at Harvard Medical School in 1992, and obtained his U.S. medical license from the Texas Medical Board through a clinical residency at Baylor College of Medicine in Houston.

Andrew Zhu, M.D., Ph.D., has served on our scientific advisory board since August 2021 and as our director and president since December 2021 and acting chief executive officer since September 2022. Dr. Zhu is an internationally renowned oncologist. He was Professor of Medicine at Harvard Medical School and served as Director of Liver Cancer Research at Massachusetts General Hospital (MGH) Cancer Center. In collaboration with his colleagues, Dr. Zhu established and led the multidisciplinary liver cancer clinic at the MGH and created one of the most productive clinical and translational research programs in hepatobiliary cancers in the U.S. Prior to joining us, Dr. Zhu was Director of Jiahui International Cancer Center of the Jiahui International Hospital in Shanghai, China and subsequently served as Chief Scientific Officer of Jiahui Health. Dr. Zhu has an excellent track record in clinical development of innovative oncology drugs. He has led early-stage development of numerous targeted therapy and immuno-oncology drugs for liver cancer and several pivotal studies that led to regulatory approval by the FDA, including the development of pembrolizumab (KEYNOTE-224) and ramucirumab (REACH-2) for advanced liver cancer, and the successful development of the first IDH-1 inhibitor (Ivosidenib) for cholangiocarcinoma. Dr. Zhu also served on the Steering Committee of several phase III trials in the development of combination immunotherapies for liver cancer, including atezolizumab combined with bevacizumab. He has also served on the committee for the establishment of many global HCC Clinical Trial Design and Practice Guidelines, including the NCCN Guidelines for Hepatobiliary Cancers, AASLD Guidelines for the Treatment of Hepatocellular Carcinoma, and ASCO Guidelines on Systemic Therapy for Advanced Hepatocellular Carcinoma. Dr. Zhu received his M.D. degree from Peking University Health Science Center in 1982, and Ph.D. in Microbiology from Columbia University in 1990. Following his postdoctoral research training at Harvard Medical School, Dr. Zhu completed his clinical training in internal medicine at Yale New Heaven Hospital, Yale School of Medicine, and a fellowship in Hematology-Oncology at Memorial Sloan-Kettering Cancer Center. Dr. Zhu has published more than 300 scientific papers and reviews in top international journals such as New England Journal of Medicine, Lancet, JAMA, Nature Medicine, Lancet Oncology, Journal of Clinical Oncology and Cancer Discovery.

Richard Yeh has served as our director, chief operating officer since April 2022 and interim chief financial officer since September 2022. Mr. Yeh has over 20 years of experience working for investment banks and multinational biopharmaceutical companies. Prior to joining us, Mr. Yeh served as director, chief financial officer and head of strategic of operations in Abbisko Cayman Limited, a company listed on the Hong Kong Stock Exchange from November, 2020 to April 2022. From July 2018 to April 2020, Mr. Yeh served as the chief financial officer of CStone Pharmaceuticals, a Hong Kong Stock Exchange listed company. Prior to joining CStone Pharmaceuticals, Mr. Yeh was a managing director and the business unit leader of Asia Pacific healthcare equity research at Goldman Sachs (Asia) L.L.C. in Hong Kong. Before that, Mr. Yeh served as the head of China healthcare research team at Citigroup Capital Markets Asia Limited. In October 1995, Mr. Yeh joined Amgen Inc., a leading global biotechnology company traded on the Nasdaq, as a research associate conducting drug research. Mr. Yeh obtained an MBA from Cornell University in the United States in May 2002 and a Master of Science from the University of Toronto in Canada in November 1995. He graduated from the University of Manitoba in Canada with a bachelor of science in May 1993.

Wei Fu has served as our director since June 2018. Mr. Fu was appointed by the C-Bridge entities pursuant to our shareholders agreement dated July 6, 2018. Mr. Fu has served as the chief executive officer and a managing partner of CBC Group since April 2014. Mr. Fu currently also serves on the board of Everest Medicines Limited (HKEX: 1952) and several private companies. From August 2011 to December 2013, Mr. Fu served as the general manager of the investment department at Far East Horizon International, a financial services organization. Mr. Fu served as a partner and the head of the Beijing office of Themes Investment Management Ltd, a private equity firm specializing in healthcare and environmental businesses, from July 2010 to July 2011. From March 2008 to April 2010, Mr. Fu worked as an associate director of the private equity department at Standard Chartered Business Consulting (Beijing) Co., Ltd, where he was mainly responsible for private equity investment in relation to infrastructure projects. Mr. Fu received his bachelor’s degree in electrical engineering and business administration from Nanyang Technological University in Singapore in February 2005.

Lan Kang has served as our director since August 2021. Ms. Kang is currently a managing director at CBC Group, where she is responsible for managing all the portfolio companies of the CBC Group. Prior to CBC Group, she was an Executive Board Director and SVP of Fosun International and led Fosun’s insurance business globally. She was also on the board of Fosun Pharma and Fosun United Health Insurance. Prior to joining Fosun, Ms. Kang was a Senior Client Partner at Korn/Ferry (KF) International. She successfully developed the Life Sciences practice for KF in mainland China, providing executive search and leadership assessment and human resources consulting to both multinational and local Chinese clients. Prior to that, Ms. Kang was a management consultant at McKinsey & Company, also focusing on the healthcare practice in China. Ms. Kang also serves as a director of Everest Medicines Limited (HKEX: 1952), Avantor, Inc. (NYSE: AVTR) and several private companies.

Shuai Chen, has served as our director since April 2023. Mr. Chen joined Hony Capital in 2003 and is currently a partner and managing director of Hony Capital and managing director of Hony private equity investment fund. Mr. Chen is also a member of the investment committee of Hony real estate investment fund. Mr. Chen has extensive experience in investment management, supplier management and retail business. Currently, Mr. Chen also serves as a non-executive director of Century Ginwa Retail Holdings Limited (HKEX: 0162) and an executive director, chairman of the board and acting chief executive officer of Hospital Corporation of China Limited (HKEX: 3869). Mr. Chen received a Master of Business Administration degree from China Europe International Business School in 2010 and a bachelor’s degree in economics from Beijing Forestry University in 1997.

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

Conor Chia-hung Yang has served as our director since January 2020. Mr. Yang has also served as the chief financial officer of Sunrate Holdings Limited since February 2023. Mr. Yang was a co-founder of Black Fish Group Limited and has served as the president of Black Fish Group Limited since November 2017 to February 2021. Prior to that, Mr. Yang was the chief financial officer of Tuniu Corporation (Nasdaq: TOUR) from January 2013 to November 2017, the chief financial officer of E-Commerce China Dangdang Inc. from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., currently known as AirNet Technology Inc., (Nasdaq: ANTE) from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently also serves as an independent director of iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKEX: 0780) and UP Fintech Holdings Limited (Nasdaq: TIGR). Mr. Yang received a master’s degree of business administration from University of California, Los Angeles in 1992.

Pamela M. Klein, M.D., has served as our director since January 2020. Dr. Klein currently a director of argenx SE (Nasdaq: ARGX) since April 2016, a director of Patrys Limited (ASX: PAB) since October 2019 and a director of Frontier Medicines (private) since January 2023. She previously served as a director of Spring Bank Pharmaceuticals (Nasdaq: SBPH); F-Star (Nasdaq: FSTR) and Jiya Acquisition Corp (Nasdaq: JYAC). In addition, Dr. Klein has served as the president at PMK BioResearch since 2008, offering consultancy in Oncology Drug Development to Biotech, Pharma and the Investment Community. Dr. Klein has also served as the consulting chief medical officer at Olema Oncology since 2018. Previously, Dr. Klein served as Chief Medical Officer for successful biotech start-ups and prior to that, Vice President, Genentech, Development. Dr. Klein received her bachelor’s degree in cell and molecular biology from California State University in 1985 and an M.D. from Stritch School of Medicine, Loyola University Chicago in 1992 followed by an internal medicine residency at Cedars Sinai, Los Angeles. Dr. Klein spent seven years at the National Cancer Institute of the NIH in Bethesda, Maryland in medical oncology.

Ruyi He, M.D., has served as our director since June 2021. Dr. He is the Chief Medical Officer (CMO) of RemeGen Inc and Venture Partner of SDIC Fund Management Co., the former Chief Scientist at the Center for Drug Evaluation at the National Medical Products Administration (NMPA). He joined the NMPA in 2016, after having worked at the U.S. Food and Drug Administration (FDA) for almost two decades. As the first overseas expert hired by NMPA as the Chief Scientist, Dr. He organized and led many NMPA reforms on the drug evaluation system. In addition to establishing guidance for drug evaluation and approvals in China, Dr. He has also introduced multiple international policies into the NMPA, including conditional approval and acceptance of clinical data from abroad. Dr. He received his medical degree from China Medical University. Dr. He received his bachelor’s degree and master’s degree in medical from China Medical University in 1983 and 1986, respectively, and his M.D. in Internal Medicine from Howard University in 1999. He completed his residency training in Internal Medicine at Howard University Hospital in Washington DC and received his clinical and research training at the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) at the National Institutes of Health (NIH) in Bethesda, Maryland. Dr. He is a licensed, board-certified physician in Internal Medicine in the United States.

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

Weimin Tang, Ph.D., has served as our executive vice president of global business development since April 2018 and as our chief business officer since July 2021. Prior to joining our company, Dr. Tang served as an executive director and a business director at Hengrui Therapeutics, Inc. from July 2015 to March 2018. Dr. Tang served as the vice president and a business director at Crown Bioscience Inc., a pre-clinical contract research organization, from July 2011 to July 2015. Prior to that, Dr. Tang served as the vice president and a business director at ShanghaiBio Corporation Shanghai Biotechnology Cooperation, a biotech company based in Shanghai, from October 2010 to July 2011. Dr. Tang received his bachelor’s degree in plant pathology from Zhejiang University in 1986, master’s degree in microbiology from Chinese Academy of Sciences in 1989, and Ph.D. in biochemistry from Rutgers University, New Jersey in 1997.

John Hayslip, M.D., has served as our Chief Medical Officer since April 2022 and has spent over 10 years leading global development teams across biopharma companies. Before joining I-Mab, Dr. Hayslip was the vice president of clinical development at Nektar Therapeutics (Nasdaq: NKTR) and prior to that, he led development activities for multiple therapies while at AbbVie Oncology. While previously at AbbVie, Dr. Hayslip assembled and led the AbbVie cross-functional lemzoparlimab team to setup for patient enrollment for the global partnership between I-Mab and AbbVie on lemzoparlimab. Prior to joining AbbVie Oncology, Dr. Hayslip was an accomplished academic researcher and physician at the University of Kentucky’s Markey Cancer Center, where he led numerous cancer research studies with a primary focus in lymphoma and leukemia and served in leadership positions for the SWOG cancer research network, the oldest and largest publicly funded cancer research network in the United States. He also served as the chief for hematology and bone marrow transplant and as director of clinical research and data management at the Markey Cancer Center and was instrumental in securing National Cancer Institute cancer center designation for the university. Dr. Hayslip received his medical degree from Northeast Ohio Medical University and a master’s degree in Clinical Research from the Medical University of South Carolina. Following his residency in internal medicine, Dr. Hayslip completed his fellowship in Hematology-Oncology at the Medical University of South Carolina leading to dual board certifications in both Hematology and Medical Oncology. Dr. Hayslip holds multiple U.S. and international patents and has published dozens of scientific papers and reviews in renowned journals including Lancet Haematology, Clinical Cancer Research, Leukemia Research, Blood, and Journal of Clinical Oncology.

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

Roy S. Herbst, M.D., Ph.D., has served on our scientific advisory board since July 2019. Dr. Roy S. Herbst is an Ensign Professor of Medicine (Medical Oncology) and Professor of Pharmacology, the Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital, and an Associate Cancer Center Director for Translational Research, Yale Cancer Center in New Haven, CT. Dr. Herbst is nationally recognized for his leadership and expertise in lung cancer treatment and research. He is best known for his work in developmental therapeutics and the personalized therapy of non-small cell lung cancer, in particular the process of linking genetic abnormalities of cancer cells to novel therapies. Prior to his appointment at Yale, Dr. Herbst was the Barnhart Distinguished Professor and Chief of the Section of Thoracic Medical Oncology in the Department of Thoracic/Head and Neck Medical Oncology, at The University of Texas M.D. Anderson Cancer Center (UT-MDACC) in Houston, Texas. He also served as Professor in the Department of Cancer Biology and Co-Director of the Phase I Clinical Trials Program. He has led the Phase I development of several of the new generation of targeted agents for non-small cell lung cancer (NSCLC), including gefitinib, erlotinib, cetuximab, and bevacizumab. More recently, he participated in the successful registration of pembrolizumab for the treatment of advanced non-small cell lung cancer, following the successful Yale-led KEYNOTE 10 study of the immune therapy drug commonly used to treat other cancers. He was co-leader for the BATTLE-1 clinical trial program, co-leads the subsequent BATTLE-2 clinical trial program, and served as a Co-program Leader of the Developmental Therapeutics Program for the YCC Support Grant. Dr. Herbst’s laboratory work is focused on immunotherapy angiogenesis; dual epidermal growth factor receptor (EGFR)/vascular endothelial growth factor receptor (VEGFR) inhibition in NSCLC, and targeting KRAS-activated pathways. More recently, he has explored predictive biomarkers for the use of immunotherapy agents. This work has been translated from the preclinical to clinical setting in multiple Phase II and III studies which he has led. After earning a B.S. and M.S. degree from Yale University, Dr. Herbst earned his M.D. at Cornell University Medical College and his Ph.D. in molecular cell biology at The Rockefeller University in New York City, New York. His postgraduate training included an internship and residency in medicine at Brigham and Women’s Hospital in Boston, Massachusetts. His clinical fellowships in medicine and hematology were completed at the Dana-Farber Cancer Institute and Brigham and Women’s Hospital, respectively. Subsequently, Dr. Herbst completed a M.S. degree in clinical translational research at Harvard University in Cambridge, Massachusetts. Dr. Herbst is an author or co-author of more than 275 publications, including peer-reviewed journal articles, abstracts, and book chapters. His work has been published in many prominent journals, such as the Journal of Clinical Oncology, Clinical Cancer Research, Lancet, the New England Journal of Medicine, and Nature. Dr. Herbst was a member of the National Cancer Policy Forum (1998-2014) for which he organized an Institute of Medicine meeting focused on policy issues in personalized medicine. He is a member of ASCO and, as a member of AACR, he chairs the Tobacco Task Force. He is a fellow of the American College of Physicians and an elected member of the Association of American Physicians. Dr. Herbst is also a member of the medical advisory committee for the Lung Cancer Research Foundation and chair of the communications committee for ASCO and the International Association for the Study of Lung Cancer. He is currently the Vice Chair for Developmental Therapeutics for the Southwestern Oncology Group (SWOG) Lung Committee, Principal Investigator of the SWOG 0819 trial, and steering committee chair for the Lung Master Protocol (Lung MAP).

Chen Dong, Ph.D., has served on our scientific advisory board since September 2020. Dr. Dong is a professor and the director of the Institute for Immunology at Tsinghua University. Prior to joining Tsinghua University in 2013, Dr. Dong served as a professor of immunology and the director of the Center for inflammation and Cancer at the University of Texas MD Anderson Cancer Center from 2004 to 2013. Dr. Dong’s research focuses on understanding the molecular mechanisms whereby immune and inflammatory responses are normally regulated, and applying this knowledge to the understanding and treatment of autoimmunity and allergy disorders as well as cancer. The work from Dr. Dong’s group has led to the discoveries of Th17 and T follicular helper (Tfh) cell subsets in the immune system and elucidation of their biological and pathological functions. Dr. Dong has over 200 publications and was rated highly cited researcher for six years from 2014 to 2019. The honors he has received include the 2009 American Association of Immunologists-BD Bioscience Investigator Award and 2019 International Cytokine and Interferon Society Biolegend-William E. Paul Award. He is a fellow of the American Association for the advancement of Science and a member of the Chinese Academy of Sciences. Dr. Dong is currently an Editor for Immunity, Editor-in-chief for Frontiers in Immunology- T Cell Biology and Associate Editor for China Sciences- Life Sciences.

Jun Ma, has served on our scientific advisory board since December 2020. Dr. Ma is Chief Physician, Professor, Doctoral Supervisor, Director of Harbin Institute of Hematology & Oncology, Chief Supervisor of Supervisory Committee, Chinese Society of Clinical Oncology (CSCO), Vice Chairman of ACOS, Chairman of Union for China Leukemia Investigators of CSCO, Past-Vice Chairman of Chinese Society of Hematology, Vice Chairman of CMDA for Hematologist Committee, Vice Chairman of CMDA for Oncology Committee and Past-Chairman of Union for China Lymphoma Investigators of CSCO. Dr. Ma studied in the University of Tokyo Hospital since 1979. He was devoted to giving the treatment for benign and malignant diseases of hematological system. He earns the fame for treating Leukemia and lymphoma. In 1982, he built the very first multiple hematopoietic progenitor cells culture system in vitro in China. Since 1983, he used the sequential therapy of ATRA and ATO to treat APL for 1200 cases or so. And disease free survival (DFS) were 85% in 10 years, which achieved international advanced level. He has published about 200 articles in Journals from home and abroad, with over 40 monographs and has earned 20 national, provincial and municipal Science & Technology awards. He has taken 8 programs from National R&D Program (863 Program) and 25 projects from provincial, municipal scientific research project.

B.  Compensation.

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$9.8 million for salaries and benefits in cash to our executive officers, including the ones who resigned in 2022, and an aggregate of approximately US$448 thousand for compensation in cash to our independent directors. We did not pay any compensation to our directors who are not our independent directors or executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Second Amended and Restated 2017 Employee Stock Option Plan

In October 2017, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2017 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 9,609,084, subject to certain adjustments. As of March 31, 2023, options to purchase an aggregate of 1,748,628 ordinary shares under the 2017 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options that we granted under the 2017 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Weimin Tang	*	1.00	April 2, 2018	October 1, 2027
Other grantees	*	1.00	October 1, 2017 to December 28, 2018	October 1, 2027
Total	1,748,628

Note:

*	Less than 1% of our total outstanding shares.

Second Amended and Restated 2018 Employee Stock Option Plan

In February 2019, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2018 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 11,005,888, subject to certain adjustments. As of March 31, 2023, awards to purchase an aggregate of 1,354,384 ordinary shares under the 2018 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying our outstanding options that we granted under the 2018 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price		Date of
Name	Options	(US$/ Share)	Date of Grant	Expiration
Weimin Tang	*	1.00	July 25, 2019	February 22, 2029
Other grantees	*	1.00	July 25, 2019	February 22, 2029
Total	1,354,384

Note:

*	Less than 1% of our total outstanding shares.

2019 Share Incentive Plan

In October 2019, we adopted an equity incentive plan, which we refer to as 2019 Plan, to promote the success and enhance the value of our company. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance is 100,000. As of March 31, 2023, options to purchase an aggregate of 72,000 ordinary shares under the 2019 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

The following paragraphs describe the principal terms of the 2019 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by the board of directors or a committee of one or more members of the board of directors.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options that we granted under the 2019 Plan, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price		Date of
Name	Options	(US$/ Share)	Date of Grant	Expiration
Chun Kwok Alan Au	*	6.09	April 30, 2020	April 30, 2030
Conor Chia-hung Yang	*	6.09	April 30, 2020	April 30, 2030
Pamela M. Klein	*	6.09	April 30, 2020	April 30, 2030
Total	72,000

Note:

*	Less than 1% of our total outstanding shares.

2020 Share Incentive Plan

In July 2020, we adopted 2020 Share Incentive Plan, which we refer to as the 2020 Plan, to promote the success and enhance the value of our company. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 10,760,513 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2020 Plan should not exceed 7,686,081 ordinary shares. As of March 31, 2023, options to purchase an aggregate of 2,586,302 ordinary shares and restricted share units to receive an aggregate of 808,792 ordinary shares under the 2020 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

The following paragraphs describe the principal terms of the 2020 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or one or more committees or subcommittees of the board of directors, or the Committee, will administer the plan. The Committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2020 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

	Ordinary Shares
	Underlying Options
	and Restricted Share		Exercise Price
Name	Units		(US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Weimin Tang	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Gigi Qi Feng	*	(1)	N/A	September 4, 2020 to March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Richard Cheng Li	*	(1)	N/A	March 4, 2022	—
Other grantees	*		5.91	August 14, 2020 to January 11, 2021	January 11, 2031
	*		19.67	April 1, 2021	April 1, 2031
	*		9.20	March 4, 2022	March 4, 2032
	*	(1)	N/A	August 14, 2020 to March 4, 2022	—
Total	3,395,094

Notes:

*	Less than 1% of our total outstanding shares.

(1)Represents restricted share units.

2021 Share Incentive Plan

In May 2021, we adopted 2021 Share Incentive Plan, which we refer to as the 2021 Plan, to promote the success and enhance the value of our company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,023,618 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2021 Plan should not exceed 6,011,809 ordinary shares. As of March 31, 2023, options to purchase an aggregate of 4,142,040 ordinary shares and restricted share units to receive an aggregate of 1,752,194 ordinary shares under the 2021 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

The following paragraphs describe the principal terms of the 2021 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or one or more committees or subcommittees of the board of directors, or the Committee, will administer the plan. The Committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2021 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

	Ordinary Shares
	Underlying Options
	and Restricted Share		Exercise Price
Name	Units		(US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Weimin Tang	*	(1)	N/A	July 27, 2021 to February 1, 2023	—
	*		26.39	July 27, 2021	July 27, 2031
Gigi Qi Feng	*		N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
Richard Cheng Li	*	(1)	N/A	July 27, 2021	—
	*		26.39	July 27, 2021	July 27, 2031
	*		9.20	March 4, 2022	March 4, 2032
Andrew Zhu	*	(1)	N/A	March 4, 2022	—
	*		9.20	March 4, 2022	March 4, 2032
Richard Yeh	*	(1)	N/A	January 4, 2023	—
	*		6.20	January 4, 2023	January 4, 2033
Ruyi He	*	(1)	N/A	June 11, 2021	—
	*		31.23	June 11, 2021	June 11, 2031
Rong Shao	*	(1)	N/A	June 11, 2021	—
	*		31.23	June 11, 2021	June 11, 2031
Other Grantees	*	(1)	N/A	July 27, 2021 to February 1, 2023	—
	*		26.39	July 27, 2021	July 27, 2031
	*		9.20	March 4, 2022	March 4, 2032
	*		2.43	September 6, 2022	September 6, 2032
Total	5,894,234

Notes:

*Less than 1% of our total outstanding shares.

(1)Represents restricted share units.

2022 Share Incentive Plan

In June 2022, we adopted 2022 Share Incentive Plan, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company. Under the 2022 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 13,148,594 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 5,478,577 ordinary shares. Notwithstanding the foregoing, if we successfully complete extraordinary goals as approved by our board of directors, or such extraordinary goals are waived by our board of directors, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 15,340,034 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 7,670,017 ordinary shares. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan shall be proportionately adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of March 31, 2023, options to purchase an aggregate of 6,672,944 ordinary shares and restricted share units to receive an aggregate of 4,883,452 ordinary shares under the 2022 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

The following paragraphs describe the principal terms of the 2022 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or any authorized officer to the extent that the Board’s powers or authority under the Plan have been delegated to such officer will administer the plan. The board of directors or any authorized officer, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and restrictions for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors, consultants and other service providers of our company that our board of directors or any authorized officer deems appropriate. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. The plan administrator determines conditions and the time or times at which options and restricted share units may be exercised in whole or part. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the price, conditions and time(s) for exercising each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2022 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the relevant grant date.

	Ordinary Shares		Exercise
	Underlying Options and		Price
Name	Restricted Share Units		(US$/Share)	Date of Grant	Date of Expiration
Jingwu Zhang Zang	*	(1)	N/A	January 4, 2023	—
	*		2.41	January 4, 2023	January 4, 2033
Andrew Zhu	*	(1)	N/A	January 4, 2023	—
	*		2.41	January 4, 2023	January 4, 2033
Richard Yeh	*	(1)	N/A	January 4, 2023	—
	*		6.20	January 4, 2023	January 4, 2033
Weimin Tang	*	(1)	N/A	January 4, 2023	—
	*		2.41	January 4, 2023	January 4, 2033
John Hayslip	*	(1)	N/A	January 4, 2023	—
	*		2.41	January 4, 2023	January 4, 2033
Gigi Qi Feng	*	(1)	N/A	January 4, 2023	—
	*		2.41	January 4, 2023	January 4, 2033
Richard Cheng Li	*	(1)	N/A	January 4, 2023	—
	*		2.41	January 4, 2023	January 4, 2033
Other Grantees	3,087,267	(1)	N/A	January 4, 2023	—
	4,116,701		2.41	January 4, 2023	January 4, 2033
Total	11,556,396			—	—

Notes:

*	Less than 1% of our total outstanding shares.

(1)Represents restricted share units.

C.   Board Practices.

As of the date of this annual report, our board of directors consists of 11 directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he is interested. A director who is interested in a contract, proposed contract or arrangement should declare the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors who are not our executive officers has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, and an environmental, social and governance (ESG) committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Shuai Chen. Mr. Conor Chia-hung Yang is the chairperson of our audit committee. We have determined that each of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Shuai Chen satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Dr. Jingwu Zhang Zang, Mr. Chun Kwok Alan Au, Dr. Pamela M. Klein, and Dr. Ruyi He. Dr. Jingwu Zhang Zang is the chairperson of our compensation committee. We have determined that each of Mr. Chun Kwok Alan Au, Dr. Pamela M. Klein and Dr. Ruyi He satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our directors who are not our employees;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Fu, Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Dr. Rong Shao. Mr. Wei Fu is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Dr. Rong Shao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken.

Environmental, Social and Governance Committee. Our environmental, social and governance committee consists of Dr. Andrew Zhu, Mr. Chun Kwok Alan Au and Dr. Rong Shao. Mr. Chun Kwok Alan Au is the chairman of our environmental, social and governance committee. We have determined that each of Mr. Chun Kwok Alan Au and Dr. Rong Shao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. In addition, we will also establish an ESG working group to address daily ESG workflows. The environmental, social and governance committee is responsible for, among other things:

●	supervising the ESG strategies, policies, long-term sustainability objectives and risks.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and other distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

Board Diversity

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	11

Did Not
	Female	Male	Non-Binary	Disclose Gender
Part I: Gender Identity
Directors	3	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

D.   Employees.

We had 228, 378 and 318 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, 272 employees were located in China and 46 were located outside China. The table below sets forth our employees by function as of December 31, 2022:

Number
Management	11
Research and development	190
Chemistry, manufacturing and controls	31
General and administrative	62
Business and corporate development	9
Commercial	15
Total	318

We recruit our employees primarily through recruitment websites, recruiters, internal referrals and job fairs. Approximately 28% of total employees were hired through internal referrals. We recruit our employees based on their qualification and potential. We promote culture diversity, and our employees come from the United States, Taiwan and South Korea, in addition to mainland China. We prohibit any form of discrimination (including, but not limited to, employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture. We aim to be a role model in promoting female business leadership in the biotech industry. We have undertaken multiple initiatives to encourage female leadership, including launching the I-Mab Women’s Leadership Council (WLC) in July 2020. Approximately 71% of our employees are female, of which 59% hold a master’s degree or above, while over 25% of our board of directors are female. We are carrying out a series of female leadership development programs committed to women’s career and personal development.

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

E.   Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our total outstanding shares.

Percentage of beneficial ownership is based on 191,911,402 total outstanding ordinary shares as of March 31, 2023 (excluding 2,096,836 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans).

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:**
Jingwu Zhang Zang (1)	10,689,505	5.5%
Andrew Zhu	*	*
Richard Yeh	*	*
Wei Fu (2)	29,448,395	15.3%
Lan Kang	—	—
Shuai Chen	*	*
Conor Chia-hung Yang	*	*
Pamela M. Klein	*	*
Ruyi He	*	*
Rong Shao	*	*
Weimin Tang	*	*
John Hayslip	—	—
Gigi Qi Feng	*	*
Richard Cheng Li	*	*
All Directors and Executive Officers as a Group	41,323,739	21.4%
Other Principal Shareholders:
C-Bridge entities (2)	29,448,395	15.3
Hillhouse entities (3)	16,520,560	8.6
GIC Private Limited (4)	12,131,203	6.3
Infini Capital (5)	11,509,674	6.0

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2023.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District, Shanghai, China. The business address of Wei Fu is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The business address of Lan Kang is Floor 62, Plaza 66, Tower 1, 1266 West Nanjing Road, Shanghai, China. The business address of Mr. Shuai Chen is 25/F, Hexa International Plaza, No.9 Chaoyangmen North Street, Dongcheng District, Beijing, China. The business address of Ruyi He is Unit 1506, Central Tower, China Overseas Plaza, No.8 Guanghua Dongli, Chaoyang District, Beijing, China. The business address of Rong Shao is No. 24 Tongjiaxiang, Gulou District, Nanjing, Jiangsu Province, China. The business address of Chun Kwok Alan Au is 22 Pottinger Street, Central, Hong Kong. The business address of Conor Chia-hung Yang is 2/F, East Tower, Qihao Beijing, No. 8 Xinyuan South Road, Chaoyang District, Beijing, China. The business address of Pamela M. Klein is 231 Fort Mason, San Francisco, California 94123, the United States.

(1)	Represents (i) 3,235,161 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company, (ii) 207,765 ordinary shares held by Dr. Zang through The 2019 Hasselt Revocable Trust, (iii) 5,962,625 ordinary shares, including 114,890 ordinary shares in the form of ADSs, held by Dr. Zang through The Doctor Zang 2020 Dynasty Trust, and (iv) 684,416 ordinary shares in the form of ADSs and 599,538 ordinary shares issuable upon the exercise of options exercisable and the vesting of restricted share units within 60 days after March 31, 2023 held by Dr. Zang. Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Three other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is co-managed by Ms. Zang, as the trustee, and by Dr. Zang, as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 3,235,161 ordinary shares held by Mabcore Limited, while three other individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited. The registered address of Mabcore Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The 2019 Hasselt Revocable Trust was established under the laws of the State California and is co-managed by Dr. Zang and Ms. Zang (Dr. Zang’s spouse), each as a settlor and a trustee. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is co-managed by Dr. Zang, as the settlor and the investment trustee, and by Ms. Zang, as the trustee.
(2)	Represents (i) 1,583,280 ADSs and 10 ordinary shares directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 2,423,720 ADSs and 4 ordinary shares directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 5,123,540 ADSs and 22 ordinary shares directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (iv) 1,030,230 ADSs and 17 ordinary shares directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 6,078,571 ordinary shares directly held by Everest. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited, Everest are collectively referred to as the C-Bridge entities. CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited and C-Bridge II Investment Thirteen Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. Mr. Wei Fu is the sole director of C-Bridge Capital GP, Ltd. Everest is a public company listed on the Hong Kong Stock Exchange and controlled by funds which are under common control of the C-Bridge group, which, in turn, is controlled by Mr. Wei Fu. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by the C-Bridge entities on February 15, 2023. Please see the Schedule 13G/A filed by the C-Bridge entities with SEC on February 15, 2023 for information relating to the C-Bridge entities. The business address of each of C-Bridge entities is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(3)	Represents (i) 7,182,850 ADSs (representing 16,520,555 ordinary shares) held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company, and (ii) 5 ordinary shares held by a fund managed by Hillhouse Investment Management, Ltd., or HIM, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P., or YHG, and the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund IV, L.P., or Fund IV. Fund IV owns HH IMB Holdings Limited, or HH IMB. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB. HH IMB, YHG and HHLR Fund are collectively referred to as the Hillhouse entities. The directors of each of HHLR and HIM are Colm O'Connell and Bridget Kidner. Mr. O'Connell and Ms. Kidner are employees of each of HHLR and HIM and Mr. Lei Zhang is the Founder and President of each of HHLR and HIM. Information regarding beneficial ownership is reported as of September 23, 2021, based on the information contained in the Schedule 13D/A jointly filed by HHLR and HIM on September 27, 2021. Please see the Schedule 13D/A jointly filed by HHLR and HIM with SEC on September 27, 2021 for information relating to the Hillhouse entities, HHLR and HIM. The business address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

(4)	Represents 5,274,436 ADSs (representing 12,131,203 ordinary shares) held by GIC Private Limited (“GIC”), a Singapore fund manager. Cliff Investment Pte. Ltd. shares the power to vote and the power to dispose of 5,538,471 ordinary shares (represented by 2,408,031 ADSs) held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. Gamsino Pte. Ltd. shares the power to vote and the power to dispose of 6,592,732 ordinary shares (represented by 2,866,405 ADSs) held directly by it with GIC Asset Management Private Limited (“GAM”) and GIC. GAM is wholly owned by GIC and is the public equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by GIC Private Limited on February 7, 2023. Please see the Schedule 13G/A filed by GIC Private Limited with SEC on February 7, 2023 for information relating to GIC Private Limited. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(5)	Represents 5,004,206 ADSs held by Infini Master Fund, an exempted company incorporated in the Cayman Islands with limited liability. Infini Capital Management Limited, a private company limited by shares incorporated in Hong Kong, serves as investment manager to Infini Master Fund and has discretionary and voting power over the shares held by Infini Master Fund. Accordingly, Infini Capital Management Limited may be deemed to be the beneficial owner of 5,004,206 ADSs which are held by Infini Master Fund. Infini Capital Management Limited disclaims beneficial ownership of the ADSs held by Infini Master Fund, except to the extent of any pecuniary interest therefrom. Information regarding beneficial ownership is reported as of June 7, 2022, based on the information contained in the Schedule 13G jointly filed by Infini Master Fund and Infini Capital Management Limited on June 13, 2022. Please see the Schedule 13G jointly filed by Infini Master Fund and Infini Capital Management with SEC on June 13, 2022 for information relating to Infini Master Fund and Infini Capital Management Limited. The address of the principal business office of the Infini Master Fund is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of March 31, 2023, three of our ordinary shares were held by three record holders in the United States (including 2,096,836 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans), representing approximately 85.8% of our total outstanding shares. One of the U.S. holders is Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.   Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Mandatory Registration after Initial Closing (September 11, 2020). We agree to file with the SEC a registration statement to register the resale of Hillhouse Entities’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form F-3 or Form F-1, as applicable. We should have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after September 11, 2020, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement should be reduced pro rata among all such selling shareholders. We should maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which the Hillhouse Entities have notified us that their registrable securities have actually been sold.

Mandatory Registration after Subsequent Closing (December 17, 2020). With respect to the registrable securities then held by the Hillhouse Entities which have not been previously registered and sold, we agree to file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form F-3 or Form F-3ASR registration statement (or, if Form F-3 or Form F-3ASR is not then available to us, on Form F-1 or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), and have such registration statement declared effective by the SEC no later than (a) the ten (10) business days after the later of (i) the first date when we become eligible to use registration statement on F-3, or (ii) the expiration of the lock-up period with respect to the subsequent closing, or forty-five (45) calendar days after such lock-up period expiration date if the SEC reviews and comments on the registration statement. We should maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities.

Demand Registration Rights. Upon written request from the Hillhouse Entities at any time after we have effected two registration statements abovementioned, with respect to the registrable securities then held by the Hillhouse Entities, and in no event later than the forty-five (45) calendar days following the delivery of such request, we should file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form F-3 or Form F-3ASR registration statement (or, if Form F-3 or Form F-3ASR is not then available to us, on Form F-1 or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), have such registration statement declared effective, and maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities. If the registrable securities are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting should be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 (including the Hillhouse Entities) requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.

Suspension of Registration. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it does not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.

Expenses. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for the Hillhouse Entities exceeding US$30,000, (ii) underwriting discounts and selling commissions applicable to sale of registrable securities, and (iii) fees payable pursuant to the deposit agreement.

Ranking of Registration Rights. Registration rights granted to the Hillhouse Entities should not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.

Board Representation Rights. As long as the Hillhouse Entities continue to jointly beneficially own at least five percent (5.0%) of our total issued and outstanding share capital, it is entitled to nominate and maintain one representative to our board of directors. We should cause an individual jointly designated by the Hillhouse Entities to be appointed as the investor director with immediate effect no later than the fifteenth (15th) business day after receiving written notice from Hillhouse Entities or such later date on which we receive necessary shareholder approval.

Lock-up. The Hillhouse Entities should not dispose of any of the ordinary shares purchased by Hillhouse Entities on the applicable initial or subsequent closing date within a 90-day period following September 11, 2020 or a subsequent closing date set forth in the subscription agreement to any person other than affiliates of the Hillhouse Entities, who should be bound by the Hillhouse Entities’ lock-up obligations for the balance of each applicable lock-up period. Each of the Hillhouse Entities and their affiliates may directly or indirectly, place any charge, mortgage, lien, pledge, restrictions, security interest or other encumbrance in respect of the lock-up securities in connection with such Hillhouse Entity’s (or any of its affiliates’) margin loans, collars, derivative transactions or other such downside protection transactions to be entered into on or after the date of the subscription agreement.

Anti-dilution rights. We agree not to issue, offer, sell, or grant any option or right to purchase any new securities, without the prior written consent of the Hillhouse Entities, (i) during the 90-day period following each closing date; or (ii) at an effective purchase price per share lower than the purchase price under the Subscription Agreement with Hillhouse Entities during the 90-day period commencing from the expiration of each lock-up period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

In January 2018, we entered into a collaboration agreement with Everest, an affiliate of C-Bridge Capital Investment Management, Ltd., whereby both parties agreed to collaborate on programs to co-develop MorphoSys’ proprietary CD38 antibody for all indications in hematologic oncology and commercialize the CD38 product in mainland China, Hong Kong, Macau and Taiwan. On November 4, 2019, we and Everest Medicines Limited terminated the collaboration agreement (including all the supplements and amendments thereto) with respect to the co-development and commercialization of felzartamab in Greater China.

In August 2021, we entered into a project development service agreement with I-Mab Hangzhou, for the product development services we rendered for selected pipeline sub-licensed or assigned to I-Mab Hangzhou, including TJ301, TJM2 (excluding cytokine release syndrome indications) and a few pre-clinical programs that are unessential to our immune-oncology focus. In 2021 and 2022, I-Mab Hangzhou paid us RMB52.4 million and nil for the product development services we offered. In July 2021, we entered into a biologics master services agreement with I-Mab Hangzhou. Under the framework of this biologics master services agreement, we entered into series of work orders with respect to process development and manufacturing service for our drug assets in 2021 and 2022, respectively. Pursuant to the work orders signed with I-Mab Hangzhou in 2022, I-Mab Hangzhou will provide us with CMC development and manufacturing services for a total of RMB126.5 million (US$18.3 million). We paid I-Mab Hangzhou RMB10.7 million and RMB46.2 million (US$6.7 million) for the years ended December 31, 2021 and 2022, respectively.

In December 2021, we entered into a supplementary sublicensing agreement with I-Mab Hangzhou, pursuant to which I-Mab Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay US$3.0 million to us for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of RMB19.1 million (US$3.0 million) from I-Mab Hangzhou, we settled the payment of US$3.0 million with Ferring, as of December 31, 2022.

On July 16, 2022, I-Mab Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise approximately US$46 million (in RMB equivalent). On the same date, we, through our wholly-owned subsidiary, entered into a shareholders agreement with I-Mab Hangzhou and other domestic investors in I-Mab Hangzhou named therein (the “I-Mab Hangzhou Shareholders Agreement”). Upon the occurrence of certain triggering events as specified in the I-Mab Hangzhou Shareholders Agreement, including but not limited to I-Mab Hangzhou’s failure to accomplish certain public offering condition, we may be obligated to repurchase the equity held by other domestic investors in cash or in our stocks in the period beyond 12 months.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. In April 2020, Tracon issued a notice of disputes with respect to the TJD5 Agreement and the BsAbs Agreement. In February 2021, we sent Tracon a notice to terminate the TJD5 Agreement, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. Accordingly, we have already accrued and recorded this termination fee of US$9.0 million as administrative expenses in our consolidated financial statements for the year ended December 31, 2021. The disputes relating to the TJD5 Agreement and the BsAbs Agreement were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, we announced positive outcomes in the arbitration. The arbitration award determined that the TJD5 Agreement has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over US$200 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the BsAb Agreement. Based on the arbitration award, I-Mab will bear a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million, which was recorded as administrative expenses in our consolidated financial statements for the year ended December 31, 2022. Due to Tracon’s wrong-doing during the confidential arbitration process, we are pursuing a trade secret misappropriation lawsuit case against a competitor of us and seeking remedies, including potentially substantial monetary damages. Regardless of the outcome, litigations or arbitrations can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable.

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The following is a summary of the material provisions of the sixth amended and restated memorandum and articles of association of our company and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Alteration of Share Capital

We may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;
●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share should be the same as it was in case of the share from which the reduced share is derived; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our current memorandum and articles of association also authorize our board of directors to issue from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of preferred shares to constitute such series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Mandatory Registration. We agree to file with the SEC a registration statement to register the resale of such investors’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form F-3 or Form F-1, as applicable. We should have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after the initial closing date, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement should be reduced pro rata among all such selling shareholders. We should maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which such investors have notified us that their registrable securities have actually been sold.

Piggyback Registration. We agree to notify such investors at least thirty (30) days prior to filing any registration statement for purposes of effecting a public offering of ADSs (excluding registration statements relating to the mandatory registration described above). The Private Placement Investors has 20 days after receiving notice from us to notify us in writing of their desire to include their registrable securities in the registration statement. However, if the registrable securities in such registration statement are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting should be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.

Suspension of Registration. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it does not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.

Expenses. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for such investors, and (ii) underwriting discounts and selling commissions applicable to sale of registrable securities.

Ranking of Registration Rights. Registration rights granted to such investors should not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.

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

Our PRC counsel, JunHe LLP, is of the opinion that, based on its understanding of the current PRC Laws and Regulations, as I-Mab does not meet all of the above conditions and given that neither I-Mab nor any of its PRC Subsidiaries has received any notice from the PRC tax authorities confirming, directly or indirectly, that I-Mab is a PRC resident enterprise for PRC tax income purposes as of the date of this annual report, I-Mab should not be considered as a PRC resident enterprise for PRC income tax purposes.

I-Mab is incorporated outside of China and it is not controlled by a PRC enterprise or PRC enterprise group. We have structured a clear management guideline in place to segregate the policy set up and business operating execution responsibilities in order to differentiate the effective control from our headquarter office and subsidiaries including record keeping and offshore work location plan.

I-Mab is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” We cannot guarantee you that PRC tax authorities will not take a different view.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. This discussion, moreover, does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances or to investors subject to special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	investors who are not U.S. Holders;
●	investors who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value);
●	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; or
●	investors that have a functional currency other than the U.S. dollar;

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

I.   Subsidiary Information

Not applicable.

J.   Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Interest and Credit Risk

We had cash, cash equivalents and restricted cash of RMB4,758.8 million, RMB3,523.6 million and RMB3,310.8 million (US$480.0 million) as of December 31, 2020, 2021 and 2022, respectively.

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,744.0 million (US$252.9 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 30, 2022 would result in a decrease of US$25.3 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 30, 2022 would result in an increase of US$25.3 million in cash and cash equivalents.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

(1)
Issuance of ADSs ( e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.
	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.

(2) Cancellation of ADSs ( e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to US$5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.

(3) Distribution of cash dividends or other cash distributions ( e.g., upon a sale of rights and other entitlements).	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs ( e.g., spin-off shares).	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(6) ADS Services.	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

(7) Registration of ADS Transfers ( e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa , or for any other reason).	Up to US$5.00 per 100 ADSs (or fraction thereof) transferred.	Person for whom or to whom ADSs are transferred.

(8)
Conversion of ADSs of one series for ADSs of another series ( e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa ).
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

(iii)

such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Shares or withdrawing Deposited Property or of the Holders arid Beneficial Owners of ADSs;

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Depositary agrees with us from time to time. As of the date of this annual report, we have received approximately US$3.7 million from the depositary.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our acting chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our acting chief executive officer and interim chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our acting chief executive officer and interim chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Conor Chia-hung Yang, a member of our audit committee and independent director (under the standards under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2019. We have posted a copy of our code of business conduct and ethics on our website at http://ir.i-mabbiopharma.com/.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees (1)	7,730	5,450
Tax fees (2)	75	86
All other fees	—	—

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our planned dual listing.

(2)	“Tax fees” includes fees billed for tax consultations.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 29, 2021, we announced that our board of directors has authorized a stock repurchase program, under which we may repurchase up to US$40 million of our ordinary shares in the form of ADS for a 12-month period. The stock repurchase program became effective on September 12, 2022, the date on which a formal stock repurchase plan engagement agreement was signed with a qualified broker-dealer(s), and terminates over a twelve-month period depending upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The program does not obligate I-Mab to acquire any particular number of its ADSs, and the program may be modified or suspended at any time at the management’s discretion.

In 2022, we purchased an aggregate of 718,496 ADSs under our stock repurchase program. The table below is a summary of the shares repurchased by us in 2022. All shares were repurchased in the open market pursuant to the authorized stock repurchase program.

				Approximate
			Total Number of	Dollar Value
		Average Price	ADSs Purchased as	of ADSs that May
	Total Number of	Paid Per	Part of the Publicly	Yet bePurchased
Period	ADSs Purchased	ADS	Announced Plan	Under the Plan
September 2022	242,411	US$4.83	242,411	US$38.8 million
October 2022	411,792	US$3.77	654,203	US$37.7 million
November 2022	64,293	US$4.37	718,496	US$37.0 million
Total	718,496	US$4.18	718,496	US$37.0 million

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, I-Mab was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To the best of our knowledge, no Cayman Islands governmental entities own any shares of I-Mab as of the date of this annual report.

To the best of our knowledge, no PRC governmental entities own any shares of I-Mab or its subsidiaries as of the date of this annual report. Therefore, PRC governmental entities do not have a controlling financial interest in I-Mab or its subsidiaries as of the date of this annual report.

No member of the board of directors of I-Mab or our operating entities is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of I-Mab and the equivalent organizing documents of our operating entities do not contain any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of I-Mab are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234363) as amended, initially filed with the SEC on October 29, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.3

Deposit Agreement dated as of January 22, 2020, among the Registrant the depositary and holder of the American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-239871), as amended initially filed with the SEC on July 15, 2020)

2.4

Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019 between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29 2019)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2020)

2.6

Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173) as amended initially filed with the SEC on April 29, 2020)

4.1

Second Amended and Restated 2017 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234363) as amended, initially filed with the SEC on October 29, 2019)

4.2

Second Amended and Restated 2018 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.3

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.4	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871), as amended, initially filed with the SEC on July 15, 2020)

4.5	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-256603), as amended, initially filed with the SEC on May 28, 2021)

4.6	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265684), as amended, initially filed with the SEC on June 17, 2022)

4.7

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

Exhibit Number	Description of Document
4.8

Form of Employment Agreement, between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234363), as amended initially filed with the SEC on October 29, 2019)

4.9

Framework Agreement, dated as of May 26, 2017 among the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.10†

License and Collaboration Agreement dated as of November 30, 2017, between the Registrant and MorphoSys AG (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.11

Intellectual Property Assignment and License Agreement, dated as of October 16, 2015, between Tasgen Bio-tech (Tianjin) Co., Ltd. and Genexine Inc. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.12

Intellectual Property License Agreement dated as of December 22, 2017, between the Registrant and Genexine, Inc. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.13

License and Sublicense Agreement, dated as of November 4, 2016, between the Registrant and Ferring International Center SA (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.14†

License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173), as amended initially filed with the SEC on April 29, 2020)

4.15

English translation of Product Development Agreement, dated as of December 10, 2018, between I-Mab Shanghai and CSPC Baike (Shandong) Biopharmaceutical Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.16

Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.17

Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.18

Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.19†

License and Collaboration Agreement dated as of September 3, 2020 among I-Mab Shanghai, I-Mab US and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.20†

English translation of Equity Transfer and Investment Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.21†

English translation of Exclusive Development Manufacture, and Sales Collaboration Agreement, dated as of November 10, 2021, among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma Co., Ltd., Jumpcan Pharmaceutical Group Co., Ltd. and Jiangsu Jiyuan Medicine Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39173), as amended, initially filed with the SEC on April 29, 2022)

Exhibit Number	Description of Document
4.22†*	Amendment No.1 to the License and Collaboration Agreement dated as of August 15, 2022 among I-Mab Shanghai, I-Mab US and AbbVie Global Enterprise Ltd.

4.23*	English translation of Investment Agreement, dated as of July 16, 2022, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto

4.24*	English translation of Shareholders Agreement, dated as of July 16, 2022, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto

8.1*	Principal Subsidiaries of the Registrant

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

I-MAB

By:	/s/ Richard Yeh
Name:	Richard Yeh
Title:	Director, Chief Operating Officer and
Interim Chief Financial Officer

Date: May 1, 2023

I-Mab

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of I-Mab

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of I-Mab and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrued Research and Development Expenses

As described in Notes 2.18 and 12 to the consolidated financial statements, the Company has entered into various research and development contracts with research organizations and other companies. Total research and development costs incurred during the year ended December 31, 2022 were RMB905 million, and research and development costs accrued were RMB265 million as of December 31, 2022. Management applied significant judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end.

The principal considerations for our determination that performing procedures relating to accrued research and development expenses is a critical audit matter are the significant judgment made by management in estimating the accrued research and development expenses, including the estimation of the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements. This in turn led to a relatively high degree of auditor judgement, subjectivity, and effort in performing procedures relating to management’s estimation of accrued research and development costs and evaluating the related audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of accrued research and development costs. These procedures also included, among others, (i) testing management’s process for estimating accrued research and development costs; (ii) evaluating the appropriateness of the method used by management to develop the estimates; (iii) evaluating the reasonableness of the estimates related to the progress of research and development activities and completion of or likelihood of achieving milestone events per underlying agreements; and (iv) testing the completeness and accuracy of underlying data used to estimate accrued research and development expenses.

Valuation of put right liabilities

As described in Notes 2.4, 10 and 18 to the consolidated financial statements, the put right written by the Company to domestic investors in its affiliate was recorded as a freestanding equity-linked instrument and classified as put right liabilities. The fair value of the put right liabilities was determined by management using an option pricing model. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option, among which the spot price was determined by management using the market approach and the expected volatility was estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The significant unobservable inputs used in the market approach include estimated volatility and probability of triggering event for redemption option. The Company recognized the put right liabilities of RMB89 million as of December 31, 2022 and the decrease in fair value of the put right liabilities of RMB34 million during the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to the valuation of put right liabilities is a critical audit matter are the significant judgment made by management in determining the fair value of the put right liabilities related to estimated volatility and probability of triggering event for redemption option, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the fair value measurement of the put right liabilities and evaluating the related audit evidence, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the put right liabilities. These procedures also included, among others, testing management’s process for estimating the fair value of the put right liabilities, which included (i) evaluating the appropriateness of the valuation methods, (ii) testing the completeness, mathematical accuracy and relevance of the underlying data used in the option pricing model and market approach, and (iii) evaluating the reasonableness of significant assumptions related to estimated volatility and probability of triggering event for redemption option. The estimated volatility was evaluated by considering the relevance and appropriateness of the comparable company selection for the volatility calculation. The probability of triggering event for redemption option was evaluated by considering the business development status and plan of the affiliate.  Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation methods and the reasonableness of the significant assumptions related to the estimated volatility applied.

Goodwill impairment assessments

As described in Notes 2.14 and 9 to the consolidated financial statements, the Company’s goodwill balance was RMB163 million as of December 31, 2022. Management performs impairment tests to assess the carrying value of goodwill on an annual basis or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Where the qualitative assessment indicated that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, a quantitative goodwill impairment test is performed. Goodwill impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is estimated by management using a discounted cash flow model. The use of discounted cash flow model requires management to make judgments and assumptions related to future revenues, discount rate and terminal growth rate. Based on the goodwill impairment test of the Company’s reporting unit as of December 31, 2022, management determined that the estimated fair value of the reporting unit exceeded its carrying value and therefore, no impairment was recorded.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are the significant judgment made by management in developing the fair value of the reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating management’s significant assumptions related to future revenues, discount rate and terminal growth rate, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment process, including controls over the valuation of the Company’s reporting unit. These procedures also included, among others, testing management’s identification of the reporting unit and the process for developing the fair value estimates, which included (i) evaluating the appropriateness of the discounted cash flow model, (ii) testing the completeness, accuracy and relevance of the underlying data used in the discounted cash flow model, and (iii) evaluating the reasonableness of the significant assumptions related to future revenues, discount rate and terminal growth rate. Evaluating management’s assumptions related to future revenues, discount rate and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering the current and historical performance of the reporting unit; the consistency with relevant industry and market data; and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model, and the discount rate and terminal growth rate assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 1, 2023

We have served as the Company’s auditor since 2018.

I-MAB

Consolidated Balance Sheets

As of December 31, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
		2021	2022
	Notes	RMB	RMB	US$ (Note 2.5)
Assets
Current assets
Cash and cash equivalents		3,523,632	3,214,005	465,987
Restricted cash	2.7	—	96,764	14,029
Accounts receivable	3, 17	33,081	—	—
Contract assets	3, 17	253,780	—	—
Short-term investments	2.4, 2.9	753,164	235,429	34,134
Inventories	4	27,237	—	—
Prepayments and other receivables	5	190,824	80,278	11,639
Total current assets		4,781,718	3,626,476	525,789
Property, equipment and software	6	45,716	60,841	8,821
Operating lease right-of-use assets	7	112,781	63,125	9,152
Intangible assets	8	119,666	118,888	17,237
Goodwill	9	162,574	162,574	23,571
Investments accounted for using the equity method	10	352,106	30,850	4,473
Other non-current assets		26,634	10,911	1,582
Total assets		5,601,195	4,073,665	590,625

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	11	—	18,956	2,748
Accruals and other payables	12	593,335	706,572	102,443
Contract liabilities, current		—	8,677	1,258
Operating lease liabilities, current	7	30,669	23,961	3,474
Total current liabilities		624,004	758,166	109,923
Put right liabilities	2.4, 10	96,911	88,687	12,858
Contract liabilities, non-current	17	224,000	267,878	38,839
Operating lease liabilities, non-current	7	81,786	32,069	4,650
Other non-current liabilities	12	14,934	16,963	2,459
Total liabilities		1,041,635	1,163,763	168,729
Commitments and contingencies	21

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2021 and 2022; 183,826,753 and 190,879,919 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	14	126	132	19
Treasury stock	14	—	(21,249)	(3,081)
Additional paid-in capital		9,100,777	9,579,375	1,388,879
Accumulated other comprehensive income (loss)		(186,510)	213,794	30,997
Accumulated deficit		(4,354,833)	(6,862,150)	(994,918)
Total shareholders’ equity		4,559,560	2,909,902	421,896
Total liabilities and shareholders’ equity		5,601,195	4,073,665	590,625

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended December 31,
		2020	2021	2022
	Notes	RMB	RMB	RMB	US$
					(Note 2.5)
Revenues
Licensing and collaboration revenue	17	1,542,668	40,115	(249,665)	(36,198)
Supply of investigational products	4	—	47,911	28,102	4,074
Total revenues		1,542,668	88,026	(221,563)	(32,124)
Cost of revenues		—	(46,432)	(27,237)	(3,949)
Expenses
Research and development expenses	2.18	(984,689)	(1,212,958)	(904,901)	(131,198)
Administrative expenses		(402,409)	(899,943)	(815,766)	(118,275)
Income (loss) from operations		155,570	(2,071,307)	(1,969,467)	(285,546)
Interest income		24,228	21,333	26,908	3,901
Interest expense		(957)	—	(9)	(1)
Other income (expenses), net	18	412,892	83,162	(126,587)	(18,353)
Equity in loss of affiliates	10	(108,587)	(367,883)	(437,465)	(63,426)
Income (loss) before income tax expense		483,146	(2,334,695)	(2,506,620)	(363,425)
Income tax benefit (expense)	13	(12,231)	3,154	(697)	(101)
Net income (loss) attributable to I-MAB		470,915	(2,331,541)	(2,507,317)	(363,526)
Net income (loss) attributable to ordinary shareholders		470,915	(2,331,541)	(2,507,317)	(363,526)

Net income (loss) attributable to I-MAB		470,915	(2,331,541)	(2,507,317)	(363,526)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax		(120,920)	(135,717)	400,304	58,039
Total comprehensive income (loss) attributable to I-MAB		349,995	(2,467,258)	(2,107,013)	(305,487)

Net income (loss) attributable to ordinary shareholders		470,915	(2,331,541)	(2,507,317)	(363,526)
Weighted-average number of ordinary shares used in calculating net income (loss) per share - basic	19	134,158,824	174,707,055	189,787,292	189,787,292
Weighted-average number of ordinary shares used in calculating net income (loss) per share - diluted	19	157,231,652	174,707,055	189,787,292	189,787,292
Net income (loss) per share attributable to ordinary shareholders
—Basic	19	3.51	(13.35)	(13.21)	(1.92)
—Diluted	19	3.00	(13.35)	(13.21)	(1.92)
Net income (loss) per ADS attributable to ordinary shareholders
—Basic		8.07	(30.71)	(30.38)	(4.41)
—Diluted		6.90	(30.71)	(30.38)	(4.41)

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share				Accumulated
	(Note 14)				other		Total
	(US$0.0001 par value)			Additional	comprehensive		shareholders’
	Number of		Treasury	paid-in	income	Accumulated	equity
	shares	Amount	stock	capital	(loss)	deficit	(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	8,363,719	6	—	389,379	70,127	(2,494,207)	(2,034,695)
Foreign currency translation adjustments	—	—	—	—	(120,920)	—	(120,920)
Net income	—	—	—	—	—	470,915	470,915
Share-based compensation of I-Mab	—	—	—	402,413	—	—	402,413
Exercise of stock options	1,841,373	3	—	7,771	—	—	7,774
Issuance of ordinary shares for restricted share units (Note 16)	7,000	—	—	46	—	—	46
Conversion from convertible promissory notes	900,000	1	—	58,825	—	—	58,826
Capital contribution from stock option surrender (Note 16)	—	—	—	91,051	—	—	91,051
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	99,760,129	69	—	3,104,108	—	—	3,104,177
Issuance of ordinary shares to Everest	6,078,571	4	—	254,844	—	—	254,848
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	18,804,225	13	—	697,865	—	—	697,878
Issuance of ordinary shares upon private placement, net of issuance cost	29,133,502	18	—	2,543,908	—	—	2,543,926
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 10 (a))	—	—	—	41,163	—	—	41,163
Issuance of warrants	—	—	—	109,743	—	—	109,743
Balance as of December 31, 2020	164,888,519	114	—	7,701,116	(50,793)	(2,023,292)	5,627,145

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share				Accumulated
	(Note 14)				other
	(US$0.0001 par value)			Additional	comprehensive		Total
	Number of		Treasury	paid-in	income	Accumulated	shareholders’
	shares	Amount	stock	capital	(loss)	deficit	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	164,888,519	114	—	7,701,116	(50,793)	(2,023,292)	5,627,145
Foreign currency translation adjustments	—	—	—	—	(135,717)	—	(135,717)
Net loss	—	—	—	—	—	(2,331,541)	(2,331,541)
Share-based compensation of I-Mab	—	—	—	608,609	—	—	608,609
Exercise of stock options	8,227,843	5	—	51,310	—	—	51,315
Issuance of ordinary shares for restricted share units (Note 16 (f))	5,369,140	4	—	8,547	—	—	8,551
Exercise of warrants (Note 15)	5,341,267	3	—	672,661	—	—	672,664
Ordinary shares surrendered by a shareholder	(16)	—	—	—	—	—	—
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 10 (a))	—	—	—	58,534	—	—	58,534
Balance as of December 31, 2021	183,826,753	126	—	9,100,777	(186,510)	(4,354,833)	4,559,560

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Accumulated
	(Note 14)					other
	(US$0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	183,826,753	126	—	—	9,100,777	(186,510)	(4,354,833)	4,559,560
Foreign currency translation adjustments	—	—	—	—	—	400,304	—	400,304
Net loss	—	—	—	—	—	—	(2,507,317)	(2,507,317)
Share-based compensation of I-Mab	—	—	—	—	357,148	—	—	357,148
Exercise of stock options	6,845,888	5	—	—	44,645	—	—	44,650
Issuance of ordinary shares for restricted share units (Note 16)	1,859,819	1	—	—	(1)	—	—	—
Repurchase of shares (Note 14)	—	—	(1,652,541)	(21,249)	—	—	—	(21,249)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 10 (a))	—	—	—	—	76,806	—	—	76,806
Balance as of December 31, 2022	192,532,460	132	(1,652,541)	(21,249)	9,579,375	213,794	(6,862,150)	2,909,902

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2.5)
Cash flows from operating activities
Net income (loss)	470,915	(2,331,541)	(2,507,317)	(363,526)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation of property, equipment and software	12,743	13,776	25,340	3,674
Amortization of intangible assets	1,556	778	778	113
Loss on disposal of property, equipment and operating lease right-of-use asset	8	288	117	17
Fair value change of put right liabilities	(3,024)	(16,628)	(34,260)	(4,967)
Equity in loss of affiliates	108,587	367,883	437,465	63,426
Share-based compensation	493,464	608,609	357,148	51,782
Amortization of right-of use assets and interest of lease liabilities	8,837	19,582	37,698	5,466
Recognition of deferred cost for planned dual listing	—	—	14,613	2,119
Gains on deconsolidation of a subsidiary	(407,598)	—	—	—
Fair value change of short-term and other investments	(11,288)	(30,360)	13,549	1,964
Changes in operating assets and liabilities
Accounts receivable	(130,498)	97,417	33,081	4,796
Contract assets	(227,391)	(26,389)	253,780	36,795
Prepayments and other receivables	(58,692)	(5,155)	109,226	15,835
Inventories	—	(27,237)	27,237	3,949
Accruals and other payables	173,713	152,101	109,863	15,928
Contract liabilities	—	224,000	52,555	7,620
Other non-current liabilities	7,474	5,959	2,029	294
Deferred subsidy income	3,589	(7,509)	—	—
Lease liabilities	(8,837)	(18,667)	(35,707)	(5,177)
Net cash generated from (used in) operating activities	433,558	(973,093)	(1,102,805)	(159,892)
Cash flows from investing activities
Purchase of property, equipment and software	(8,008)	(29,932)	(45,830)	(6,645)
Proceeds from disposal of property and equipment	—	—	26	4
Capital injection in an affiliate	—	(6,000)	—	—
Proceeds from disposal of short-term and other investments	2,503,749	9,482,040	7,911,518	1,147,062
Purchase of short-term and other investments	(2,491,991)	(10,173,314)	(7,407,332)	(1,073,962)
Cash disposed of resulting from deconsolidation of a subsidiary	(257,651)	—	—	—
Cash received from repayment of loans due from an affiliate	52,000	—	—	—
Net cash generated from (used in) investing activities	(201,901)	(727,206)	458,382	66,459

I-MAB

Consolidated Statements of Cash Flows (Continued)

For the Years ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2.5)
Cash flows from financing activities
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	726,300	—	—	—
Payment of issuance cost for initial public offering and over-allotment	(27,595)	—	—	—
Proceeds from private placement	2,789,699	—	—	—
Payments of the issuance cost in relation to private placement	(7,244)	(128,786)	—	—
Payments of cost in relation to planned dual listing	—	(9,820)	—	—
Proceeds from exercise of warrants	—	672,664	—	—
Proceeds from exercise of stock options	9,275	51,315	44,650	6,474
Proceeds from issuance of ordinary shares for restricted share units	46	8,551	—	—
Proceeds from bank borrowings	—	—	18,956	2,748
Repayment of bank borrowings	(50,000)	—	—	—
Payment for stock repurchase	—	—	(21,249)	(3,081)
Prepayment for stock repurchase	(34,859)	—	—	—
Cash received from collection of prepayment for stock repurchase program	34,859	—	—	—
Net cash generated from financing activities	3,440,481	593,924	42,357	6,141
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(106,643)	(128,771)	389,203	56,429
Net increase (decrease) in cash, cash equivalents and restricted cash	3,565,495	(1,235,146)	(212,863)	(30,863)
Cash, cash equivalents and restricted cash, beginning of year	1,193,283	4,758,778	3,523,632	510,879
Cash, cash equivalents and restricted cash, end of the year	4,758,778	3,523,632	3,310,769	480,016

I-MAB

Consolidated Statements of Cash Flows (Continued)

For the Years ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2.5)
Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	8,837	18,667	35,707	5,177
Right-of-use assets obtained in exchange for operating lease obligations	7,459	118,436	9,888	1,434
Other supplemental cash flow disclosures
Interest paid	957	—	—	—
Income tax paid	—	9,077	—	—
Non-cash activities
Payables for purchase of property, equipment and software	—	6,679	7,124	1,033
Accrued planned dual listing costs payable	—	4,793	—	—
Recognition of put right liabilities	—	—	17,729	2,570
Accrued private placement offering costs payable	128,786	—	—	—
Ordinary shares issued to Everest	254,848	—	—	—
Conversion of preferred shares to ordinary shares	3,104,177	—	—	—
Conversion of convertible promissory notes to ordinary shares	58,826	—	—	—

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

As of December 31, 2022, the Company’s principal subsidiaries are as follows:

			Percentage
			of direct
			or indirect
		Date of	ownership
	Place of	incorporation or	by the
Subsidiaries	incorporation	acquisition	Company	Principal activities
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”)	PRC	August 24, 2016	100%	Research and development of innovative medicines
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	PRC	July 15, 2017	100%	Research and development of innovative medicines
I-Mab Biopharma US Ltd.	U.S.	February 28, 2018	100%	Research and development of innovative medicines
Zhejiang Tianli Pharmaceutical Sales Co., Ltd.	PRC	September 29,2021	100%	Sales and distribution of medicine products

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

As of December 31, 2022, the Group determined that the one entity subject to the consolidation guidance is a VIE for which the Group is not the primary beneficiary.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of short-term investments, warrants and put right liabilities, impairment of accounts receivables, contract assets, other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, accrued research and development expenses, cost-to-cost measure of progress for over time performance obligations, variable consideration in collaboration revenue arrangements, determination of the standalone selling price of each performance obligation in the Company’s revenue arrangements, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and provision for ongoing litigation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

2.4 Fair value measurements

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, other receivables, short-term borrowings, accruals and other payables, contract liabilities, put right liabilities, and other non-current liabilities. As of December 31, 2021 and 2022, except for short-term investments and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group reports short-term investments and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive income (loss).

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4 Fair value measurements (continued)

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2021 and 2022:

	As of December 31, 2021
			Non-
	Active market	Observable input	observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	753,164	753,164
Liabilities
Put right liabilities	—	—	96,911	96,911

	As of December 31, 2022
			Non-
	Active market	Observable input	observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	235,429	235,429
Liabilities
Put right liabilities	—	—	88,687	88,687

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Short-term	Put right
	investments	liabilities
Fair value of Level 3 financial assets and liabilities as of December 31, 2020	31,530	116,006
Purchase of short-term and other investments	10,173,314	—
Disposal of short-term and other investments	(9,482,040)	—
Fair value changes	30,360	(16,628)
Currency translation differences	—	(2,467)
Fair value of Level 3 financial assets and liabilities as of December 31, 2021	753,164	96,911
Purchase of short-term and other investments	7,407,332	—
Disposal of short-term and other investments	(7,911,518)	—
Recognition of put right liabilities	—	17,729
Fair value changes	(13,549)	(34,260)
Currency translation differences	—	8,307
Fair value of Level 3 financial assets and liabilities as of December 31, 2022	235,429	88,687

See Note 10 for additional information about Level 3 put right liabilities measured at fair value on a recurring basis for the year ended December 31, 2021 and 2022.

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

The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income (loss). The exchange rates used for translation on December 31, 2021 and 2022 were US$1.00 = RMB6.3757 and RMB6.9646 respectively, representing the index rates stipulated by the People’s Bank of China.

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss), consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2.6 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.

2.7 Restricted cash

Restricted cash consists of the guarantee deposits held in a designated bank account as security deposits under bank borrowing and bank notes agreements. Such restricted cash will be released when the Group repays the related bank borrowings or bank notes. The Group has presented restricted cash separately from cash and cash equivalents in the consolidated balance sheets.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.7 Restricted cash (continued)

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,
	2021	2022
	RMB	RMB

Cash and cash equivalents	3,523,632	3,214,005
Restricted cash	—	96,764
Total	3,523,632	3,310,769

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

2.10 Inventories

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

2.11 Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account of any estimated residual value:

Laboratory equipment	3 to 10 years
Software	1 to 5 years
Office furniture and equipment	5 years
Delivery equipment	4 years
Leasehold improvements	Lesser of useful life or lease term

The Group recognizes the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive income (loss).

2.12 Intangible assets

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Impairment of long-lived assets

Long-lived assets, such as property, plant, and software, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2020, 2021 and 2022, there was no impairment of the value of the Group’s long-lived assets.

2.14 Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Group allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the reporting unit exceeds its fair value.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

2.15 Long-term investments

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

2.15 Long-term investments (continued)

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

The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

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

Licenses of Intellectual Property:Upfront non-refundable payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For the license that is determined to be distinct, the Group recognizes revenues in the amount of non-refundable, up-front fees allocated to the license at a point in time, upon which the license is transferred to the licensee and the licensee is able to use and benefit from the license.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (continued)

Contract assets and liabilities

Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts. The Group does not have impairment losses associated with contracts with customers for the years ended December 31, 2020, 2021 and 2022.

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

2.18 Research and development expenses (continued)

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

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i)elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For the years ended December 31, 2020, 2021 and 2022, no specific subsidies were received by the Group. Other subsidies of RMB11,633, RMB9,216 and RMB25,470 for the years ended December 31, 2020, 2021 and 2022 respectively, are recognized as other income upon receipt as further performance by the Group is not required.

2.21 Comprehensive income (loss)

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

2.22 Share-based compensation

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

2.23 Income taxes

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

2.24 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in the consolidated statements of comprehensive income (loss) over the period of the borrowings, using the effective interest method.

2.25 Business combination

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

2.26 Segment information

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

2.27 Income (loss) per share

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

2.28 Adopted accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease (“ASU 2021-05”). It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The Company adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28 Adopted accounting pronouncements (Continued)

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

2.29 Recent accounting pronouncements

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

3. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS

Accounts receivable and contract assets, net of allowance for credit losses, consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Accounts receivable, gross	33,081	—	—
Allowance for credit losses	—	—	—
Accounts receivable, net	33,081	—	—

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Contract assets, gross (Note 17)	253,780	—	—
Allowance for credit losses	—	—	—
Contract assets, net	253,780	—	—

No allowance for credit losses was recorded as of December 31, 2021 and 2022.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. Inventories

Inventories consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Investigational products	27,237	—	—

In April 2021, the Group entered into a master clinical supply agreement with AbbVie. Inc for the supply of investigational products for use in the clinical trials. For the year ended December 31, 2021, the Group recognized revenue of RMB47,911 for the products delivered to AbbVie. Inc. The inventories balance as of December 31, 2021 represented the investigational products that have been produced by the contract manufacturer and transferred control to the Group. For the year ended December 31, 2022, the Group recognized revenue of RMB28,102 for the products delivered to AbbVie. Inc.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Prepayments:
– Prepayments to CRO vendors	79,568	32,960	4,779
– Prepayments for other services	906	1,321	192
– Prepayments to an affiliate (Note 22)	8,079	8,231	1,193
Value-added tax recoverable	89,578	8,197	1,188
Deposits	616	4,570	663
Other receivables	12,077	24,999	3,624
	190,824	80,278	11,639

6. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following:

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Cost
Laboratory equipment	36,295	52,989	7,683
Leasehold improvement	18,945	37,375	5,419
Software	11,071	14,506	2,103
Office furniture and equipment	2,468	11,171	1,620
Delivery equipment	—	165	24
Total property, equipment and software	68,779	116,206	16,849

Less: accumulated depreciation and amortization	(44,162)	(61,583)	(8,929)

Net book value	24,617	54,623	7,920
Construction in progress	21,099	6,218	901
Total net book value of property, equipment and software	45,716	60,841	8,821

The total amounts charged to the consolidated statements of comprehensive income/(loss) for depreciation and amortization expenses amounted to approximately RMB12.7 million and RMB13.8 million and RMB25.3 million (US$3.7 million), for the years ended December 31, 2020, 2021 and 2022, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. LEASES

As of December 31, 2022, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2028. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2021 and 2022 is as follows (in thousands, except for percentages and years).

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Assets
Operating lease right-of-use assets	112,781	63,125	9,152
Liabilities

Operating lease liabilities, current	30,669	23,961	3,474
Operating lease liabilities, non-current	81,786	32,069	4,650
Weighted average remaining lease term (years)	3.6	2.9	2.9
Weighted average discount rate	5%	5%	5%

Information related to operating lease activities during the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Operating lease rental expense
Amortization of right-of-use assets	8,158	16,997	34,520	5,005
Expense for short-term leases within 12 months	—	16	12	2
Interest of lease liabilities	679	2,585	3,178	461
	8,837	19,598	37,710	5,468

Maturities of lease liabilities were as follows:

	As of December 31,
	2022
	RMB	US$ (Note 2.5)
2023	37,867	5,490
2024	26,723	3,874
2025	5,193	753
2026	5,288	767
2027	4,729	686
Thereafter	1,209	175
Total undiscounted lease payments	81,009	11,745
Less: imputed interest	(24,979)	(3,621)
Total lease liabilities	56,030	8,124

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. INTANGIBLE ASSETS

Intangible assets as of December 31, 2021 and 2022 are summarized as follows:

	As of December 31, 2021
		Accumulated
	Gross carrying amount	amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(2,334)	9,336
IPR&D TJ101	110,330	—	110,330
Total intangible assets	122,000	(2,334)	119,666

	As of December 31, 2022
		Accumulated
	Gross carrying amount	amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(3,112)	8,558
IPR&D TJ101	110,330	—	110,330
Total intangible assets	122,000	(3,112)	118,888

The two IPR&D assets (TJ103 and TJ101) were acquired from the business combination of I-Mab Tianjin and its subsidiaries including Chengdu Tasgen Bio-Tech Co., Ltd. and Shanghai Tianyunjian Bio-Tech Co., Ltd. (together the “Tasgen Group”) in 2017. The licensor of two IPR&D assets was Genexine, Inc. The gross carrying amounts represent the fair value assigned to the respective research and development assets. At the date of acquisition, all three assets had not reached technological feasibility.

IPR&D related to TJ103 was subsequently determined to have a finite useful life as a result of an out-licensing arrangement. Consequently, the Group uses the straight-line method to amortize the asset. The amortization for the years ended December 31, 2020, 2021 and 2022 was RMB1,556, RMB778 and RMB778, respectively. The estimated amortization expense for each of the five succeeding fiscal years is RMB778.

As of December 31, 2021 and 2022, there was no impairment of the value of the Group’s intangible assets.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. GOODWILL

On July 15, 2017, the Group acquired 66.67% of the equity interests in the Tasgen Group by issuing convertible preferred shares, and controlled the board of directors and business of I-Mab Tianjin since then. Tasgen Group is principally engaged in the research and development of innovative medicines and the Group acquired Tasgen Group for its research team, technical experience, and IPR&D pipeline assets (see Note 8). As of December 31, 2021 and 2022, the goodwill of RMB162,574 represented the goodwill generated from the aforementioned acquisition of Tasgen Group and the business of Tasgen Group was fully integrated into the Company after the acquisition.

As of December 31, 2021, the Group performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Group’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount and therefore the Group’s goodwill was not impaired.

As of December 31, 2022, the Group performed the quantitative impairment test by comparing the Group’s single reporting unit’s carrying amount, including goodwill, to its fair value. The Group’s single reporting unit fair value was determined using discounted cash flows based on ten-year financial projections with future revenues assumption for direct product sales of each pipeline plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate. A pre-tax discount rate was applied, which reflected an assessment of time value and specific risks relating to the industries that the Group operates in. The probabilities of the success of the clinical trials based on the status of these trials and reference to the industry benchmark was also incorporated into the assumption of future revenues.

Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments. Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the Group’s single reporting unit to exceed the fair value as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment was recognized for the year ended December 31, 2022.

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

(a)Investments accounted for using the equity method

Investment in I-Mab Hangzhou

I-Mab Hangzhou, incorporated on June 16, 2019, was a wholly owned subsidiary of I-Mab Hong Kong with registered capital of US$30 million, which was paid up by I-Mab Hong Kong on September 14, 2020.

On September 15, 2020 (the “Series A Closing Date”), I-Mab Hong Kong entered into an equity transfer and investment agreement (the “Series A SPA”) with (i) a limited partnership jointly established by the management of I-Mab Hangzhou to hold restricted equity of I-Mab Hangzhou issued to the management (“Management Holdco”), (ii) a limited partnership established to hold the shares of I-Mab Hangzhou for future equity incentive plan (“ESOP Holdco”) and (iii) a group of domestic investors in China (“Series A Domestic Investors”).

In accordance with the terms of the Series A SPA,

(i)	I-Mab Hong Kong agreed to assign all rights and obligations/ownership of certain drug candidates in different stages of development (“Target Pipelines”) to I-Mab Hangzhou as of the Series A Closing Date as well as to transfer employment of a team of designated management/workforce to I-Mab Hangzhou. The Target Pipelines were evaluated by an independent valuer, with a total value of US$105 million as of the Series A Closing Date;

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)Investments accounted for using the equity method (continued)

Investment in I-Mab Hangzhou (continued)

(ii)

Management Holdco would acquire 10% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 10% equity is represented by I-Mab Hangzhou’s registered capital of US$3 million, and that after acquiring such equity, Management Holdco is committed to pay US$3 million in cash to I-Mab Hangzhou to fulfil its capital contribution obligations in a period of four years starting from the Series A Closing Date;

(iii)

ESOP Holdco would acquire 5% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 5 % equity is represented by I-Mab Hangzhou’s registered capital of US$1.5 million. All of such equity would be used for I-Mab Hangzhou’s future equity incentive plan.

(iv)

Series A Domestic Investors would acquire a total of 40% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 40% equity is represented by I-Mab Hangzhou’s registered capital of US$12 million, and after acquiring such equity of I-Mab Hangzhou, Domestic Investors would pay US$120 million collectively in cash to I-Mab Hangzhou to fulfil its capital contribution obligations.

Upon closing of the Series A SPA, the registered capital of I-Mab Hangzhou remained to be US$30 million. As of December 31, 2020, among the total 25,500,000 outstanding shares of I-Mab Hangzhou, 13,500,000 shares were held by I-Mab Hong Kong while the remaining 12,000,000 shares was held by Series A Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December 31, 2020. Once all these 4,500,000 subscribed shares of I-Mab Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in I-Mab Hangzhou held by I-Mab Hong Kong, Series A Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the years ended December 31, 2021 and 2022, 750,000 and 750,000 shares were issued to Management Holdco, respectively.

On the same day, I-Mab Hong Kong also entered into a shareholders agreement with the aforementioned investors (the “Series A SHA”). According to the SHA and I-Mab Hangzhou’s articles of association, the board of directors of I-Mab Hangzhou shall be composed of seven directors. The directors shall be elected in the following ways: I-Mab Hong Kong is entitled to appoint three directors, including the chairman of the board of directors, as well as nominate one independent director; the Management Holdco is entitled to appoint one director; two non-related entities of the Series A Domestic Investors are entitled to appoint one director respectively (“Investors Directors”). Each director of the board of directors shall have one vote. I-Mab Hong Kong, Management Holdco and ESOP Holdco agree to act in concert, as long as each of Management Holdco and ESOP Holdco respectively holds equity in I-Mab Hangzhou, when exercising the rights as a shareholder.

As a result of the above transactions, I-Mab Hangzhou became an affiliate of the Group on the Series A Closing Date in accordance with ASC 810 since I-Mab Hangzhou meets the definition of a business under ASC 805. Pipeline candidate related matters are considered to be the activities that most significantly impact the economic performance of I-Mab Hangzhou at the current stage, and these matters cannot be acted without the consent from Series A Investors Directors. In accordance with ASC 810-10, I-Mab Hangzhou is a variable interest entity, and no shareholder shall consolidate I-Mab Hangzhou under VIE model as neither party have the power to direct all the activities that most significantly impact the economic performance of I-Mab Hangzhou. Therefore, the Group deconsolidated I-Mab Hangzhou and retained significant influence in I-Mab Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of I-Mab Hangzhou was initially measured at fair value in accordance with ASC 810-10-40.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)Investments accounted for using the equity method (continued)

Investment in I-Mab Hangzhou (continued)

The Group determined the fair value of its retained equity interest with the assistance of an independent third-party valuation firm. The Group used equity allocation model to estimate the fair value of the investment. The fair value as of the Series A Closing Date was US$112,039 (equivalent to approximately RMB764,352), which reflected the fact that the shares subscribed by Management Holdco and ESOP Holdco were not issued and outstanding as of the Series A Closing Date.

A gain of RMB407,598 was recognized as a result of the deconsolidation in September 2020. The gain represented the difference between:

i)	The fair value of the retained noncontrolling investment in I-Mab Hangzhou at the Series A Closing Date; and
ii)	The aggregate of all of the following:
a)	the carrying amount of transferred intellectual property related to TJ102 at the Series A Closing Date;
b)	the fair value of the put right liabilities written by I-Mab Hong Kong to Series A Domestic Investors;
c)	the carrying amount of I-Mab Hangzhou’s net assets at the Series A Closing Date.

Subsequently, pursuant to the I-Mab Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of I-Mab Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. The Group recognized RMB67,425, RMB309,208 and RMB360,436 in equity in loss of an affiliate in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, and in investment accounted for using the equity method in the consolidated balance sheets as of December 31, 2020, 2021 and 2022, respectively.

The purchase price of US$3 million committed by Management Holdco under Series A SPA, representing 10% of the equity of I-Mab Hangzhou, is significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess is considered as share-based compensation to the I-Mab Hangzhou’s management for the services to be used or consumed in the I-Mab Hangzhou’s own operations. The share-based compensation is considered granted upon the Closing Date and cliff vests after five years of service since the Series A Closing Date. Consequently, the Group recognizes its proportionate share of the compensation expense recorded by I-Mab Hangzhou. For the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB8,456, RMB28,236 and RMB29,375 in equity in loss of affiliates in the consolidated financial statements of comprehensive loss, respectively.

Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to I-Mab Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (“2020 Plan”, see Note 16(d)). And there were some employees transferred from the Group to I-Mab Hangzhou in 2021 and 2022.These individuals continued to qualify the definition of the eligible participants under the 2020 Plan and 2021 Share Incentive Plan (“2021 Plan”, see Note 16(e)) after their resignation date from the Group. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that I-Mab Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of I-Mab Hangzhou are not providing proportionate value to sponsor the 2020 Plan and 2021 Plan nor is the Group receiving any consideration for the awards granted to employees of I-Mab Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred at the same period as the costs are recognized by I-Mab Hangzhou. For the years ended December 31, 2020, 2021 and 2022, such expenses of RMB32,707, RMB13,267 and RMB13,852 were recorded in the equity in loss of affiliates in the consolidated statements of comprehensive income (loss), respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)Investments accounted for using the equity method (continued)

Investment in I-Mab Hangzhou (continued)

In 2021 and 2022, I-Mab Hangzhou granted stock options to its employees. Pursuant to the I-Mab Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of I-Mab Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. Accordingly, the Group recorded RMB17,031 and RMB33,579 in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss for the years ended December 31, 2021 and 2022, and in additional paid-in capital in the consolidated balance sheets as of December 31, 2021 and 2022, respectively.

In July 2022, I-Mab Hangzhou entered into an equity transfer and investment agreement (the “Series B SPA”) and a shareholders agreement (the “Series B SHA”) with a group of domestic investors (“Series B Domestic Investors”) in China to raise approximately US$46 million in RMB equivalent. As of the date of this report, this round of financing has not completed yet. Once all the shares of I-Mab Hangzhou are purchased by or issued to its investors, including Management Holdco and ESOP Holdco, the Group would hold 37.13% equity interest in I-Mab Hangzhou. Pursuant to the Series B SHA, Management Holdco and ESOP Holdco no longer had irrevocably consented to act in concert with I-Mab Hong Kong. I-Mab Hangzhou remains the affiliate of the Group. The Group increased the carrying amount of the long-term investment based on the fair value of the put right liabilities written by I-Mab Hong Kong to Series B Domestic Investors with the amount of RMB17,729 (Note 10 (b)).

As of December 31, 2021 and 2022, the carrying value of the Group’s long-term investment in I-Mab Hangzhou RMB346,247 and RMB25,214, respectively.

Other long-term investment measured under equity method

In July 2021, the Group, as a limited partner, entered into a partnership agreement with other investors and subscribed RMB20,000 for a 4% equity interest in a partnership located in Hangzhou. In August 2021, the Group paid the initial investment of RMB6,000 to the partnership. Pursuant to the partnership agreement, the Group, as a limited partner, shall not participate in any activities in relation to management of the investment business. In addition, members of the investment committee shall only be appointed by the general partner. For the years ended December 31, 2021 and 2022, the Group recorded RMB141 and RMB223 in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss. As of December 31, 2021 and 2022, the carrying value of the Group’s long-term investment in this affiliate was RMB5,859 and RMB5,636, respectively.

The Group presented the summarized financial information of the Group’s long-term investment measured under equity method below in accordance with Rule 4-08 of Regulation S-X (RMB in thousands).

	For the period from
	September 15, 2020 to	For the year ended		For the year ended
	December 31, 2020	December 31, 2021		December 31, 2022
	I-Mab	I-Mab	Other equity	I-Mab	Other equity
	Hangzhou	Hangzhou	investments	Hangzhou	investments
Operating data:
Revenue	271	5,660	—	103,826	—
Loss from operations	(85,945)	(295,186)	(3,513)	(356,734)	(5,565)
Net Loss	(85,945)	(290,586)	(3,513)	(346,322)	(5,565)

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)Investments accounted for using the equity method (continued)

Other long-term investment measured under equity method (continued)

	As of December 31,
	2021		2022
	I-Mab	Other equity	I-Mab	Other equity
	Hangzhou	investments	Hangzhou	investments
Balance sheet data:
Current assets	602,047	20,037	499,665	81,683
Non-current assets	1,207,132	40,000	1,432,328	135,347
Current liabilities	168,763	50	281,587	107
Non-current liabilities	176,436	—	232,083	—
Non-controlling interests	—	—	—	—

(b)Put right liabilities

Pursuant to the Series A SHA and Series B SHA, if I-Mab Hangzhou fails to close a public offering of I-Mab Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and Medium-Sized Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of I-Mab Hangzhou in accordance with provisions of the Series A SHA and Series B SHA within 4 years after September 15, 2020, I-Mab Hong Kong is obligated to repurchase the equity held by Series A Domestic Investors in cash or in I-Mab’s stock (subject to the approval procedures of I-Mab) within 3 years from the expiration of the 4-year period after the Series A Closing Date of September 15, 2020.

The put right written by I-Mab Hong Kong to Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (expenses) in the consolidated statements of comprehensive income (loss).

The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (finnerty model) to estimate the fair value of the put right using the following assumptions:

	As of		As of
	December 31,		December 31,
Put right liabilities - Series A	2021		2022
Expected terms (Year)		2.7		1.7
Estimated volatility		34.5%		33.9%
Spot price	US$	171,134	US$	148,276
Probability of triggering event for redemption option		70%		70%

	As of		As of
	August 19,		December 31,
Put right liabilities - Series B	2022		2022
Expected terms (Year)		2.1		1.7
Estimated volatility		31.3%		31.1%
Spot price	US$	36,570	US$	36,516
Probability of triggering event for redemption option		70%		70%

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(b)Put right liabilities (continued)

The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The spot price was determined using the market approach with assistance from an independent third-party valuation firm. The significant unobservable inputs used in the market approach include estimated volatility and probability of triggering event for redemption option. The Group’s management is ultimately responsible for the determination of the spot price and probability of triggering event for redemption option.

Significant decreases in interval between valuation date and maturity date, estimated volatility, spot price and probability of triggering event for redemption option would result in a significantly lower fair value measurement.

11. SHORT-TERM BORROWINGS

In December 2022, I-Mab Shanghai borrowed a loan of RMB18,956 from Shanghai Pudong Development Bank Co., Ltd. for a term of six months and at the interest rate of 3.40% per annum. To facilitate this borrowing, I-Mab Hong Kong placed cash deposits of USD5,000 (equivalent to approximately RMB34,823) with the bank. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the borrowing.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. ACCRUALS AND OTHER PAYABLES

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Current:
Staff salaries and welfare payables	52,526	43,483	6,304
Accrued external research and development activities related expenses	367,976	264,972	38,417
Accrued cost in relation to planned dual listing	4,793	—	—
Payable due to an affiliate (Note 22)	—	64,782	9,393
Accrued Termination fee and other expenses in relation to the disputes with Tracon (Note 17)	57,381	161,106	23,358
Non-refundable incentive payment from depositary bank (1)	2,369	6,428	932
Accrued traveling expenses, office expenses and others	108,290	165,801	24,039
	593,335	706,572	102,443
Non-current:
Non-refundable incentive payment from depositary bank (1)	4,934	6,963	1,009
Non-refundable payment received in relation to the exclusive promotion right granted to a third party (2)	10,000	10,000	1,450
	14,934	16,963	2,459

Total	608,269	723,535	104,902
(1)

The Group received a non-refundable incentive payment of US$1,857 (equivalent to approximately RMB12,982) and US$1,195 (equivalent to approximately RMB8,075) from depositary bank in April 2020 and December 2022, respectively. The amount was recorded ratably as other gains over a five-year arrangement period. For the years ended December 31, 2020, 2021 and 2022, the Group has recorded RMB2,348, RMB2,395 and RMB2,821 as other income in the consolidated statements of comprehensive income (loss), respectively.

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

Hong Kong

I-Mab did business registration in Hong Kong and has a Hong Kong tax file number.I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2020, 2021 and 2022, the income tax expenses recorded in the consolidated statements of comprehensive income (loss) for I-Mab were nil, nil and RMB697, respectively. For the years ended December 31, 2020, 2021 and 2022, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab and I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INCOME TAXES (CONTINUED)

China (continued)

Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2.5)
Income (loss) before income tax	483,146	(2,334,695)	(2,506,620)	(363,425)
Income tax computed at respective applicable tax rate	66,044	(410,899)	(442,343)	(64,134)
Non-deductible expenses	72,256	68,400	38,570	5,592
Research and development expenses plus deduction	(60,776)	(50,530)	(74,415)	(10,789)
True up of withholding tax expenses	—	(3,154)	—	—
Changes in valuation allowance	(65,293)	393,029	478,885	69,432
	12,231	(3,154)	697	101
Effect of tax holidays entitled by the PRC subsidiaries on basic income (loss) per share	0.34	(0.84)	(0.65)	(0.09)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2.5)
Deferred tax assets:
Net operating loss carryforward	380,695	792,602	114,916
Depreciation and amortization of property, equipment, software and intangible asset, net	41,020	39,189	5,682
Share-based compensation expenses	59,296	127,950	18,551
Accrual expense	30,172	30,210	4,380
Less: valuation allowance	(493,233)	(972,118)	(140,944)
Total deferred tax assets	17,950	17,833	2,585

Deferred tax liabilities:
Acquired intangible assets	17,950	17,833	2,585
Total deferred tax liabilities	17,950	17,833	2,585

Deferred tax assets, net	—	—	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INCOME TAXES (CONTINUED)

China (continued)

Movement of the valuation allowance is as follows:

	Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2.5)
Balance as of January 1	(165,497)	(100,204)	(493,233)	(71,512)
Additions	(36,061)	(393,029)	(478,885)	(69,432)
Utilization and reversal of valuation allowances	89,154	—	—	—
Decrease due to the change of tax rate	12,200	—	—	—
Balance as of December 31	(100,204)	(493,233)	(972,118)	(140,944)

As of December 31, 2022, the Group had a majority of net operating losses of approximately RMB3,834,455 which arose from the subsidiaries established in the PRC. The tax losses carried forward various in the PRC will expire during the period beginning from 2023 to 2032 based on entity’s preferential tax status.

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses together with other deferred tax assets will not be utilized in the foreseeable future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2021 and 2022.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

14. ORDINARY SHARES

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. ORDINARY SHARES (CONTINUED)

On January 17, 2020, the Company also issued 6,078,571 ordinary shares to Everest.

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

The private placement comprises (1) the sale to the Investors of the Group’s 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS amounting to approximately US$418 million; and (2) warrants (the “Investor Warrants”, see Note 15(b)) to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the Investor Warrants are fully exercised. The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement. All of the warrants were exercised by the Investors during the year ended December 31, 2021.

The subscription agreement with the Hillhouse entities contemplates two closings. The first closing occurred on September 11, 2020, and the second closing is conditioned upon an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director and the lemzoparlimab out-licensing agreement with AbbVie Ireland Unlimited Group (“AbbVie”) (see Note 17) being or remaining effective. Upon the first closing, 20,421,378 ordinary shares and 3,744,032 Investor Warrants were issued to the Investors for total gross proceeds of approximately US$293.0 million. On December 17, 2020, the Group entered into a written amendment made to the subscription agreement with the Hillhouse entities, which removed one of the two conditions for the second closing that an existing director of the Company having resigned to enable the Hillhouse entities to appoint a director to replace such director. The second closing occurred as the other condition was satisfied and 8,712,124 ordinary shares as well as 1,597,235 Investor Warrants were issued to the Hillhouse entities for total gross proceeds of approximately US$125.0 million. The total net proceeds, netting of issuance cost, from the private placement was US$397.2 million (equivalent to RMB2,653,669).

On August 23, 2022, the Company announced, that it plans to implement share repurchases pursuant to the share repurchase program previously authorized by its board of directors. Under the share purchase plans, the Company and the senior management may purchase up to US$40 million of ADSs in aggregate. As of December 31, 2022, the Company had purchased 1,652,541 ordinary shares in an aggregate amount of approximately US$3 million (equivalent to RMB21,249) under the authorized share purchase program. These repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity. For the year ended December 31, 2022, no treasury stock was used for exercise of option. As of December 31, 2022, 1,652,541 shares were not in use and not outstanding.

As of December 31, 2022, 16,915,104 stock options were exercised, and 7,235,959 restricted share units were issued as ordinary shares.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. WARRANTS

As mentioned in Note 14, on September 3, 2020, the Group entered into definitive subscription agreements with the Investors to raise approximately US$418 million through a private placement, which comprises the Investor Warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS.

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

		Exercise		Fair value at
		Price per		the closing
		share	Outstanding	date
	Terms	US$	Units	RMB’000
Warrants to purchase ordinary shares (first closing on September 11, 2020)	12 months	19.57	3,744,032	71,874
Warrants to purchase ordinary shares (second closing on December 17, 2020)	12 months	19.57	1,597,235	37,869

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION

(a)	2017 Employee Stock Option Plan (“2017 Plan”)

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

The Group did not grant any stock options to employees for the years ended December 31, 2020, 2021 and 2022. 2,569,017 and 1,782,617 stock options were exercisable as of December 31, 2021 and 2022, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(a)2017 Employee Stock Option Plan (“2017 Plan”) (continued)

The following table sets forth the stock options activities of 2017 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31 , 2019	9,812,881	0.93	7.76	47,671
Forfeited	(338,876)	1.00	—	—
Exercised	(1,439,373)	0.72	—	—
Surrendered (Note 16(h))	(332,566)	1.00	—	—
Outstanding as of December 31 , 2020	7,702,066	0.97	6.75	150,415
Exercised	(5,122,549)	0.96	—	—
Forfeited	(10,500)	1.00	—	—
Outstanding as of December 31 , 2021	2,569,017	1.00	5.79	50,361
Exercised	(786,400)	1.00	—	—
Outstanding as of December 31 , 2022	1,782,617	1.00	4.75	1,457
Exercisable as of December 31, 2022	1,782,617	1.00	4.75	1,457

All the stock options were vested as of December 31, 2021.

Since the exercisability was dependent upon the listing, and it was not probable that this performance condition could be achieved until a listing, no share-based compensation expense relating to the 2017 Plan was recorded prior to the Company’s IPO in 2020.

On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up for the service period completed to date during the year ended December 31, 2020 and recognized RMB52,802, RMB69,214 and RMB4,277 share-based compensation expenses in administrative expenses, research and development expenses and equity in loss of an affiliate, respectively relating to options vested cumulatively. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of the Group’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totalling 332,566 unvested options, for no consideration, and these stock options were cancelled immediately.

Share-based compensation expenses related to the stock options of 2017 Plan are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	69,214	(225)	—	—
Administrative expenses	52,802	2,835	—	—
Equity in loss of affiliates	4,277	516	—	—
	126,293	3,126	—	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(b)2018 Employee Stock Option Plan (“2018 Plan”)

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

The following table sets forth the stock options activities of 2018 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2019	13,536,588	1.00	8.86	64,840
Exercised	(402,000)	1.00	—	—
Surrendered (Note 16 (h))	(2,544,917)	1.00	—	—
Outstanding as of December 31, 2020	10,589,671	1.00	8.15	206,499
Exercised	(3,036,435)	1.00	—	—
Outstanding as of December 31, 2021	7,553,236	1.00	7.15	148,076
Exercised	(6,044,843)	1.00	—	—
Outstanding as of December 31, 2022	1,508,393	1.00	6.15	1,233
Exercisable as of December 31, 2022	1,508,393	1.00	6.15	1,233

All the stock options were vested as of December 31, 2021.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(b)2018 Employee Stock Option Plan (“2018 Plan”) (continued)

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

Share-based compensation expenses related to the stock options of 2018 Plan are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	65,656	55	—	—
Administrative expenses	48,055	4,478	—	—
Equity in loss of affiliates	226	257	—	—
	113,937	4,790	—	—

(c)2019 Share Incentive Plan (“2019 Plan”)

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

For the year ended December 31, 2020, the Group granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09). 24,000 and 48,000 options were exercisable as of December 31, 2021 and 2022, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(c)2019 Share Incentive Plan (“2019 Plan”) (continued)

The following table sets forth the stock options activities of 2019 Plan for periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	72,000	6.09	—	—
Outstanding as of December 31, 2020	72,000	6.09	9.33	1,038
Granted	—	—	—	—
Outstanding as of December 31, 2021	72,000	6.09	8.05	1,045
Granted	—	—	—	—
Outstanding as of December 31, 2022	72,000	6.09	7.05	—
Exercisable as of December 31, 2022	48,000	6.09	7.05	—

A summary of non-vested stock options activity for the year ended December 31, 2022 is presented below:

		Weighted average
		grant-
		date fair value
	Number of shares	US$
Non-vested at December 31, 2021	48,000	4.50
Vested	(24,000)	4.50
Non-vested at December 31, 2022	24,000	4.50

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(c)2019 Share Incentive Plan (“2019 Plan”) (Continued)

Share-based compensation expenses related to the stock options of 2019 Plan are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	—	—	—
Administrative expenses	1,171	707	288	42
Equity in loss of affiliates	—	—	—	—
	1,171	707	288	42

(d)2020 Plan

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

For the years ended December 31, 2020, 2021 and 2022, the Group granted 1,068,733, 133,913 and 2,026,300 stock options to its employees, respectively. 192,340 options and 353,949 options were exercisable as of December 31, 2021 and 2022, respectively.

The following table sets forth the stock options activities of 2020 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,068,733	5.91	—	—
Forfeited	(24,365)	5.91	—	—
Outstanding as of December 31, 2020	1,044,368	5.91	9.62	15,237
Granted	133,913	18.85	—	—
Exercised	(68,859)	5.91	—	—
Expired	(154)	5.91	—	—
Forfeited	(111,495)	6.23	—	—
Outstanding as of December 31, 2021	997,773	7.61	8.68	12,967
Granted	2,026,300	9.20	—	—
Exercised	(14,645)	5.91	—	—
Expired	(69,051)	6.74	—	—
Forfeited	(170,490)	7.65	—	—
Outstanding as of December 31, 2022	2,769,887	8.81	8.76	—
Exercisable as of December 31, 2022	353,949	7.00	7.67	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (Continued)

A summary of non-vested stock option activities for the year ended December 31, 2022 is presented below:

		Weighted average
		grant-
		date fair value
	Number of shares	US$
Non-vested at December 31, 2021	805,433	9.44
Granted	2,026,300	1.35
Vested	(245,305)	9.40
Forfeited	(170,490)	7.39
Non-vested at December 31, 2022	2,415,938	0.53

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year Ended December 31,
	2020	2021	2022
Expected volatility	56.51%	50.78%-51.84%	53.66%
Risk-free interest rate (per annum)	0.86%	1.32%-1.88%	1.88%
Exercise multiple	2.20-2.80	2.20-2.80	2.20-2.80
Expected dividend yield	—	—	—
Time to maturity (in years)	10	10	10

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

Share-based compensation expenses related to the stock options of 2020 Plan are included in:

	Year Ended December 31,
	2020	2021	2021
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	10,435	14,915	17,068	2,475
Administrative expenses	4,357	8,702	25,897	3,755
Equity in loss of affiliates	1,619	3,262	2,846	413
	16,411	26,879	45,811	6,643

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (Continued)

Restricted share units granted to employees under the 2020 Plan will be exercisable under the following items:

(1)1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.

(2)1/3 of the awarded restricted share units shall vest based on the Group’s weighted average market value during the last 30 days prior to the initial vesting date, the terms and conditions of which are set forth in the executed award agreements. In the event that dilution of additional share issuance occurs, the market value targets herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of Standard & Poor’s 500 index falls by more than 20% from the date of grant, it shall be deemed as a decline of the market, and the board of the Group or a committee that board delegated its powers or authority to shall adjust the vesting schedule as appropriate.

(3)1/3 of the awarded restricted share units shall vest based on certain performance conditions:(i) a vesting of 20% of the performance conditions based restricted share units if one of the performance conditions has been met at the initial vesting date;(ii) a vesting of 40% of the performance conditions based restricted share units if two of the performance conditions have been met at the initial vesting date;(iii) a vesting of 60% of the performance conditions based restricted share units if three of the performance conditions have been met at the initial vesting date;(iv) a vesting of 80% of the performance conditions based restricted share units if four of the performance conditions have been met at the initial vesting date; (v) a vesting of all of the performance conditions based restricted share units if five of the performance conditions or more have been met at the initial vesting date. As of December 31, 2020, it is probable that the 1/3 of the awarded restricted share units are fully vested because it is probable that at least five of the performance conditions will be met at the initial vesting date.

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

For the years ended December 31, 2020, 2021 and 2022, the Group granted 4,093,079, 1,649,045 and 755,734 restricted share units to employees, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (Continued)

The following table sets forth the restricted share units of 2020 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	4,093,079	—	—	—
Forfeited	(13,461)	—	—	—
Outstanding as of December 31, 2020	4,079,618	—	9.70	83,632
Granted	1,649,045	—	—	—
Vested	(4,048,000)	—	—	—
Forfeited	(198,872)	—	—	—
Outstanding as of December 31, 2021	1,481,791	—	8.95	30,531
Granted	755,734	—	—	—
Vested	(720,232)	—	—	—
Forfeited	(270,482)	—	—	—
Outstanding as of December 31, 2022	1,246,811	—	8.55	2,266

A summary of non-vested restricted share units activities for the year ended December 31, 2022 is presented below:

		Weighted average
		grant-
	Number of restricted share	date fair value
	units	US$
Non-vested at December 31, 2021	1,481,791	17.80
Granted	755,734	10.11
Vested	(720,232)	19.71
Forfeited	(270,482)	14.52
Non-vested at December 31, 2022	1,246,811	2.98

Share-based compensation expenses related to the aforementioned restricted share units of 2020 Plan are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	71,945	118,368	18,055	2,618
Administrative expenses	76,663	227,392	37,399	5,422
Equity in loss of affiliates	7,500	8,512	4,214	611
	156,108	354,272	59,668	8,651

Apart from the aforementioned restricted share units, up to 1,446,875 shares can be issued in the form of restricted share unit to eligible grantees that the board of the Group or a committee that board delegated its powers or authority determined appropriate with immediate effect of being fully vested, which are defined as special awards and are subject to terms and conditions under 2018 Plan.For the year ended December 31, 2020, the Group granted 1,328,120 such restricted share units to employees. All the restricted share units were vested as of December 31, 2021.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (continued)

The following table sets forth the restricted share units subject to terms and conditions under 2020 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,328,120	1.00	—	—
Vested	(565,200)	1.00	—	—
Outstanding as of December 31, 2020	762,920	1.00	9.65	14,877
Vested	(762,920)	1.00	—	—
Outstanding as of December 31, 2021	—	—	—	—

Share-based compensation expenses related to these restricted share units are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	67,181	4,156	—	—
Administrative expenses	25,985	54,011	—	—
Equity in loss of affiliates	19,085	720	—	—
	112,251	58,887	—	—

(e)2021 Share Incentive Plan (“2021 Plan”)

On May 28, 2021, the Group adopted 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares authorized to be issued is 12,023,618 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 6,011,809 ordinary shares.

Stock options granted to employees under the 2021 Plan are graded vesting in four years with 25% vesting each year. For the years ended December 31, 2021 and 2022, the Group granted 2,698,245 and 2,787,738 stock options to its employees, respectively. Nil options and 519,377 were exercisable as of December 31, 2021 and 2022, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (continued)

The following table sets forth the stock options activities of 2021 Plan for the year ended December 31,2022:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	2,698,245	26.43	—	—
Forfeited	(253,805)	26.39	—	—
Outstanding as of December 31, 2021	2,444,440	26.44	9.57	—
Granted	2,787,738	9.20	—	—
Forfeited	(880,304)	18.21	—	—
Expired	(46,202)	26.39	—	—
Outstanding as of December 31, 2022	4,305,672	17.32	8.89	—
Exercisable as of December 31, 2022	519,377	26.46	8.53	—

A summary of non-vested stock option activities for the year ended December 31, 2022 is presented below:

		Weighted average
		grant-
		date fair value
	Number of shares	US$
Non-vested at December 31, 2021	2,444,440	14.12
Granted	2,787,738	2.70
Vested	(565,579)	14.18
Forfeited	(880,304)	7.64
Non-vested at December 31, 2022	3,786,295	1.76

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year Ended December 31,
	2021	2022
Expected volatility	51.77%-54.37%	53.66%-58.97%
Risk-free interest rate (per annum)	1.44%-1.68%	1.88%-3.53%
Exercise multiple	2.20-2.80	2.20-2.80
Expected dividend yield	—	—
Time to maturity (in years)	10	10

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (continued)

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

Share-based compensation expenses related to the stock options of 2021 Plan are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	20,430	36,104	5,234
Administrative expenses	—	35,226	75,980	11,016
Equity in loss of affiliates	—	—	2,715	393
	—	55,656	114,799	16,643

Restricted share units granted to employees under the 2021 Plan will be exercisable under the following items:

(1)1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.

(2)1/3 of the awarded restricted share units shall vest based on the Group’s weighted average share price during any consecutive 90 days within one year after the adoption date of 2021 Plan (the “Share Price Based Awards”):

i.a vesting of 75% of the Share Price Based Awards on the first anniversary of the adoption date of 2021 Plan, if the Group’s weighted average share price reaches the first share price level as approved by the Board;

ii.a vesting of 100% of the Share Price Based Awards on the first anniversary of the adoption date of 2021 Plan, if the Group’s weighted average share price reaches the second share price level as approved by the Board;

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

(3)1/3 of the awarded restricted share units shall vest based on the performance conditions as approved by the Board (the “Performance Conditions Based Awards”):

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (continued)

i.a vesting of 75% of the Performance Conditions Based Awards if more than nine (including nine) but less than twelve of the fifteen performance conditions have been met on or before the first anniversary of the adoption date;

ii.a vesting of all of Performance Conditions Based Awards if more than twelve (including twelve) of the fifteen performance conditions have been met on or before the first anniversary of the adoption date;

As of December 31, 2021, it is probable that the 2/3 of the awarded restricted share units are fully vested because it is probable that the Group’s weighted average share price can reach the second share price level as approved by the Board during any consecutive 90 days within one year after the adoption date of 2021 Plan, and more than twelve of the fifteen performance conditions will be met on or before the first anniversary of the adoption date.

The following table sets forth the restricted share units of 2021 Plan for the period presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	1,827,166	—	—	—
Forfeited	(170,913)	—	—	—
Outstanding as of December 31, 2021	1,656,253	—	9.57	34,126
Granted	821,215	—	—	—
Vested	(1,139,587)	—	—	—
Forfeited	(301,908)	—	—	—
Outstanding as of December 31, 2022	1,035,973	—	8.55	2,266

A summary of non-vested restricted share units activities for year ended December 31, 2022 is presented below:

		Weighted average
	Number of restricted	grant-date fair value
	share units	US$
Non-vested at December 31, 2021	1,656,253	26.45
Granted	821,215	9.18
Vested	(1,139,587)	26.41
Forfeited	(301,908)	17.85
Non-vested at December 31, 2022	1,035,973	5.19

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (continued)

Share-based compensation expenses related to the restricted share units of 2021 Plan are included in:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	44,227	46,649	6,763
Administrative expenses	—	73,332	99,708	14,456
Equity in loss of affiliates	—	—	4,077	591
	—	117,559	150,434	21,810

(f)2022 Share Incentive Plan (“2022 Plan”)

On June 17, 2022, the Group adopted 2022 Plan. Under the 2022 Plan, the maximum aggregate number of shares authorized to be issued is 13,148,594 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 7,670,017 ordinary shares.

As of December 31, 2022, no options or restricted share units were granted under 2022 Plan.

(g)Establishment of Biomaster Trust

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

(h)Surrender of stock options

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

16. SHARE-BASED COMPENSATION (CONTINUED)

(h)Surrender of stock options (continued)

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

Share-Based Compensation Expense

The allocation of share-based compensation expense was as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	284,431	201,926	117,876	17,090
Administrative expenses	209,033	406,683	239,272	34,691
Equity in loss of an affiliate	32,707	13,267	13,852	2,008
	526,171	621,876	371,000	53,789

17. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements entered into from January 1, 2017 to December 31, 2022.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MorphoSys AG (“MorphoSys”) (continued)

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

In 2017, the Group paid US$20.0 million (equivalent to approximately RMB132.7 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in 2018. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2018. In March and April 2019, the project achieved the first and second milestone and the Group paid US$8.0 million (equivalent to approximately RMB55.7 million) of milestone fees to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made for the years ended December 31, 2020, 2021 and 2022 as no milestone has been achieved.

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

No additional payments to Genexine were made in the year ended December 31, 2020, 2021 and 2022. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2020, 2021 and 2022.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with Genexine, Inc. (“Genexine”) (continued)

In May 2020, the Group and Genexine entered into an amendment to this agreement whereby both parties desire to establish collaboration on TJ107 GBM Study in Greater China Under the terms of the expanded collaboration, the Group will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. The Group shall undertake to bear two-thirds (2/3) proportion of the clinical development costs and Genexine shall undertake to bear one-third (1/3) proportion of these costs. For the year ended December 31, 2020, the costs incurred for the development of this new indication was RMB4.3 million and thus RMB2.9 million expense was recorded in the consolidated statement of comprehensive income. For the year ended December 31, 2021, the costs incurred for the development of this new indication was RMB13.2 million and thus RMB8.8 million expense was recorded in the consolidated statement of comprehensive loss. For the year ended December 31, 2022, the costs incurred for the development of this new indication was RMB7.0 million and thus RMB4.7 million expense was recorded in the consolidated statement of comprehensive loss.

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

In 2018, the Group paid US$3.5 million (equivalent to approximately RMB23.2 million) upfront fee to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2018. No additional payments were made in the year ended December 31, 2019. In August 2020, the project achieved the first milestone and the Group paid US$1.0 million (equivalent to approximately RMB6.9 million) of milestone fees to Morphosys, which was recorded as research and development expenses in the consolidated statement of comprehensive income for the year ended December 31, 2020. In January 2021, the project achieved the second milestone and the Group paid US$1.5 million (equivalent to approximately RMB9.7 million) of milestone fees to Morphosys and the related withholding tax of RMB1.1 million, which was recorded as research and development expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2021. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2020, 2021 and 2022.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MorphoSys (continued)

Summarized financial information related to the above agreement is presented below:

	Years Ended December 31,					As of December 31,
	Research and Development Expense
					Amortization of prepaid
				Extension/ Termination of	research and
	Upfront Fees	Milestones		agreements	development	Intangible asset balance
2022	—		—	—	—	—
2021	—	US$	1,500	—	—	—
2020	—	US$	1,000	—	—	—

In June 2022, Morphosys entered into an equity participation agreement and license agreements to allow HIBio to develop and commercialize MorphoSys’ felzartamab, an anti-CD38 antibody, and MOR210, an anti-C5aR1 antibody. Under the terms of the agreements, HIBio will obtain exclusive rights to develop and commercialize felzartamab and MOR210 across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. Upon signing, MorphoSys also receives an upfront payment of US$15 million for MOR210. Subject to the terms agreed in the C5aR Agreement, I-Mab is entitled to share certain economics upon certain clinical milestones in the U.S. Accordingly, the Group received US$0.9 million from MorphoSys and recorded RMB6.0 million in revenue in the consolidated statement of comprehensive loss for the year ended December 31, 2022.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MacroGenics (continued)

Pursuant to the agreement, the Group paid an upfront fee of US$15.0 million (equivalent to approximately RMB104.4 million) to MacroGenics, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made in the year ended December 31, 2020. Under the terms of the agreement, the Group also agreed to pay MacroGenics development milestone fees of up to US$75.0 million and regulatory milestones fees of up to US$60.0 million, respectively, and tiered double-digit royalties (ranging from mid-teens to twenty percent) based on annual net sales in the territories. In September 2021, the project achieved the first milestone and the Group paid around US$4.5 million (equivalent to approximately RMB28.9 million) of milestone fees to MacroGenics, which was recorded as research and development expenses in the consolidated statement of comprehensive loss for the year ended December 31, 2021. No additional payments were made in the year ended December 31, 2022.

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

Summarized financial information related to the above agreement is presented below:

	Year ended December 31,					As of December 31,
Research and Development Expense
Amortization of prepaid
				Extension/ Termination of	research and
	Upfront Fees	Milestones		agreements	development	Intangible asset balance
2022	—		—	—	—	—
2021	—	US$	4,484	—	—	—
2020	—		—	—	—	—

In July 2022, due to an unexpected high incidence of fatal bleeding, MacroGenenics terminated a phase 2 study of enoblituzumab as a combination therapy with PD-1 antibody or PD-1/LAG3 bispecific antibody in patients with head and neck cancers (NHSCC). The Company has exercised its termination right under the license and collaboration agreement with MacroGenics by serving a termination notice to MacroGenics on August 29, 2022. The termination took effect in February 2023.

Licensing Agreement with Ferring

In November 2016, the Company, as the licensee, entered into a license and sublicense agreement with Ferring International Center SA (“Ferring”), with respect to Olamkicept (TJ301), a potential highly differentiated IL-6 blocker for ulcerative colitis and other autoimmune diseases (the “Ferring In-licensing Agreement”). Under the Ferring Agreement, Ferring granted to I-Mab an exclusive license to research, commercially develop, make, import, use, sell, dispose of, offer to sell or dispose of the licensed product in China (including Hong Kong, Macau), Taiwan and Korea. In July 2018, the Company sub-licensed the above license to I-Mab Hong Kong.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with Ferring (continued)

In September 2020, I-Mab Hong Kong agreed to assign all rights and obligations/ownership of Target Pipelines (including TJ301) to I-Mab Hangzhou (see Note 10 (a)). The Group entered into a sublicense agreement with I-Mab Hangzhou (“TJ301 Sublicense Agreement”), under which the Group sublicensed to I-Mab Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea.

In the second half year of 2021, I-Mab Hangzhou achieved one of the development milestones by completing the Phase IIA study report in China. Upon the achievement of the milestone, I-Mab Hangzhou made a milestone payment with the amount of US$3 million to I-Mab Hong Kong. As I-Mab Hangzhou’s payment of US$3 million is just passthrough payment to I-Mab, and will be eventually paid to Ferring, which does not have any financial impact to I-Mab. The Company recorded it as a payable to Ferring in the consolidated balance sheets for the year ended December 31, 2021 . The US$3 million payable was settled in December 2022.

Other In-Licensing Arrangements

In addition to the above arrangements, the Group has entered into other various in-licensing and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group recorded US$3.1 million (equivalent to approximately RMB21.3 million) milestone payment during the year ended December 31, 2020. The Group recorded US$1.1 million (equivalent to approximately RMB6.8 million) upfront payment and US$2.9 million (equivalent to approximately RMB19.8 million) milestone payment as research and development expenses during the year ended December 31, 2021. The Group recorded RMB0.5 million (US$0.07 million) upfront payment and RMB2.8 million (US$0.4 million) milestone payment as research and development expenses during the year ended December 31, 2022. As of December 31, 2022, under the terms of the agreements, the licensors are eligible to receive from the Group up to an aggregate of approximately US$173.4 million (equivalent to approximately RMB1,207.8 million) in milestone payments upon the achievement of contractually specified development milestones and sales milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

B.Out-Licensing and Collabration Arrangement

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Collaboration Agreement with ABL Bio (continued)

At contract inception, as both I-Mab and ABL Bio participate actively in the research and development activity. Also, the parties share the risk of failure of the BsAb products and share the income of licensing, so this contract meet the criteria of the definition of a collaborative arrangement, the Group categorized this agreement within the scope ASC 808. Prior to commercialization, the Group recorded the share of the expenses incurred by the collaboration for the development of three PD-L1 based bispecific antibodies products in research and development expense in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2020, RMB43.6 million expenses were incurred by the Group and RMB44.0 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB43.8 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2020. For the year ended December 31, 2021, RMB27.9 million expenses were incurred by the Group and RMB20.7 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB24.3 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2021. For the year ended December 31, 2022, RMB63.1 million expenses were incurred by the Group and RMB33.7 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB48.4 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2022.

Collaboration Agreements with Tracon Pharmaceuticals, Inc. (“Tracon”)

In November 2018, the Group entered into collaboration agreements with Tracon, under which both parties agreed to co-develop the Group’s proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and co-develop up to five BsAbs (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for safety reasons. In addition, the agreement in respect of TJD5 may be terminated by the Group: (i) for convenience within a certain period upon completing different clinical stages subject to certain payments and royalties, based on the clinical stage, that would be owed to Tracon upon the exercise of such termination for convenience; (ii) in the event that Tracon causes the Phase 1 study timeline to be delayed beyond the agreed extension periods; or (iii) if the Group decides to end the development of the collaborative product prior to its first commercial sale. Further, prior to the first commercial sale, Tracon may deem this agreement to be terminated by the Group if it reasonably believes that the Group has discontinued all meaningful development of the collaborative product for at least 12 months and certain other conditions are met. Additionally, in March 2019, the Group agreed with Tracon and F. Hoffmann-La Roche Ltd (“Roche”) on a clinical supply agreement for Roche to supply atezolizumab for use in clinical studies under the collaboration agreement with Tracon. As of December 31, 2019, no payments or royalties are due under this agreement. The Group has recorded US$0.03 million (equivalent to approximately RMB0.17 million), US$0.02 million (equivalent to approximately RMB0.11 million), nil of research and development costs in the consolidated statement of comprehensive income for the year ended December 31, 2020, 2021 and 2022.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Collaboration Agreements with Tracon Pharmaceuticals, Inc. (Continued)

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

On April 25, 2023, the arbitration award determined that the TJD5 Agreement has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement. For the year ended December 31, 2022, the Group accrued and recorded the interest for the termination fee with an amount of US$0.6 million (equivalent to approximately RMB4.2 million) as administrative expenses in the consolidated financial statements of comprehensive loss. The tribunal also confirmed the termination of the BsAb Agreement. Based on the arbitration award, I-Mab will bear a portion of Tracon's legal fees and costs, totaling approximately US$13.5 million (equivalent to approximately RMB91.3 million), which was recorded as administrative expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2022.

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

The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant TJ103 license to CSPC. Considering that the achievements of milestones are constrained such that the transaction price shall initially only include upfront payment and subsequently, once another milestone was achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. As of December 31, 2018, the amount received of RMB14.2 million (net of VAT) was recorded as advance from customers in the consolidated balance sheet. In February 2019, an additional amount of RMB0.8 million (net of VAT) was received, and the license was also approved by China intellectual property office in May 2019. The first milestone was achieved in September 2019 and the amount of RMB15.0 million (net of VAT) was received according to the terms of the agreement. Accordingly, RMB30.0 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2019. No additional revenue was recognized in the year ended December 31, 2020 as no further milestone has been achieved. The second milestone was achieved in November 2021 and RMB8.5 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2021. No revenue was recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2022.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

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

If and when the Group and KG Bio enter into the definitive licensing agreement, the Group will be eligible to receive from KG Bio an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio will pay the Group tiered royalties in the low to mid-teen percentages on net sales from certain regions. As the right of first negotiation has not been exercised and the definitive agreement has not been entered into as of December 31, 2020, 2021 and 2022, no revenue was recognized during the years ended December 31, 2020, 2021 and 2022.

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

Potential collaboration on future CD47-related therapeutic agents is also allowed for under this arrangement, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta ®). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Global Strategic Partnership with AbbVie (continued)

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

As of December 31, 2020 and 2021, the non-constrained consideration of US$250 million is then allocated to the three performance obligations based on the relative stand-alone selling price. For the grant of lemzoparlimab license, the Group adopted an income approach based on key assumptions and several factors including, but not limited to estimated market demand, stand-alone selling price by making reference to market comparable, development timeline, regulatory risks, future revenue potential and discount rate. The allocated price is US$228.8 million. The entire US$228.8 million (equivalent to approximately RMB1,502.9 million) was recognized as revenue at the point of the license transfer at the effective date. For the Study I and Study II initial development services, a cost-plus margin approach is utilized. The allocated price to Study I and Study II is US$11.0 million and US$10.2 million respectively. These two performance obligations are determined to be satisfied over time. The Group uses a cost-to-cost input method to measure progress as that method best depicts the transfer of the two performance obligations under the agreement. As of December 31, 2020, the cumulative percentages complete in the cost-to-cost input method for Study I and Study II were estimated to approximate 17% and 41% respectively. As a result, US$1.8 million (equivalent to approximately RMB12.0 million) and US$4.2 million (equivalent to approximately RMB27.8 million) were recognized as revenue for the year ended December 31, 2020 in the consolidated statement of comprehensive income for Study I and Study II respectively, resulting in a contract asset of US$34.8 million (RMB 227.4 million) for this agreement as of December 31, 2020 in the consolidated balance sheets. As of December 31, 2020, the upfront payment of US$180 million was received by the Group. The 1st milestone payment of US$20 million was subsequently collected by the Group in March 2021. As of December 31, 2021, the cumulative percentages complete in the cost-to-cost input method for Study I and Study II were estimated to approximate 53% and 51% respectively. As a result, US$4.0 million (equivalent to approximately RMB25.6 million) and US$0.9 million (equivalent to approximately RMB6.0 million) were recognized as revenue for the year ended December 31, 2021 in the consolidated financial statements of comprehensive loss for Study I and Study II respectively, resulting in an addition of contract asset of US$4.9 million (equivalent to approximately RMB31.6 million) for this agreement, and the total contract asset related to this agreement was US$39.7 million (RMB 253.8 million) as of December 31, 2021.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Global Strategic Partnership with AbbVie (continued)

In August 2022, the Group and AbbVie entered into an amendment to the original license and collaboration agreement dated September 3, 2020. The Group will be eligible to receive, and AbbVie will pay, up to US$1.295 billion in the development, regulatory, and sales milestone payments, and the tiered royalties at rates from mid-to-high single-digit percentages on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments and tiered royalties for other licensed products. The Group has the exclusive right to develop and commercialize all licensed products under the agreement in Greater China. AbbVie discontinued the global Phase 1b study of lemzoparlimab combination therapy with AZA and venetoclax in patients with MDS and acute myeloid leukemia (AML), and a Phase 1b study of lemzoparlimab in patients with relapsed/refractory multiple myeloma. As a result of the amendment to the original collaboration arrangement in the second half of 2022, the Group estimated the amount of consideration to which it will be entitled to under the amended agreement and determined the probability of achieving the second milestone payment of US$50 million is lowered. The Group concluded it is not probable that a significant reversal of revenue will not occur once the uncertainty associated with the milestone payment is resolved, the variable consideration of US$50 million associated with the second milestone is excluded from the transaction price at the amendment date. The consideration of US$200 million was re-allocated to the three performance obligations based on the relative stand-alone selling price at the amendment date. The allocated price for the grant of lemzoparlimab license, Study I and Study II is US183.0 million, US$8.8 million and US$ 8.2 million, respectively. As of the amendment date, based on the updated transaction price and the progress of each performance obligation, the Group recorded a cumulative catch-up adjustment which resulted in a reduction of revenue of US$48.0 million (equivalent to RMB 314.2 million), a reversal of contract assets of US$39.8 million, and a recognition of contract liabilities of US$8.2 million in the second half of 2022. Offsetting this amount, the revenue of US$5.8 million (equivalent to RMB 39.9 million) was recorded for the ongoing Study I and Study II initial development services for the year ended December 31, 2022. As of December 31, 2022, the cumulative percentages complete in the cost-to-cost input method for Study I and Study II were estimated to be approximate 84% and 88%, respectively. The accumulated revenue recognized for Study I and Study II was US$7.4 million and US$7.2 million, respectively, as of December 31, 2022. As of December 31, 2022, the balance of contract assets related to the collaboration arrangement with AbbVie was nil, while the balance of contract liabilities was US$2.4 million (RMB16.6 million).

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Strategic collaboration with Jumpcan (continued)

The Group performed assessment and concluded that all the promise identified, including the grant of the license to Jumpcan, Phase III clinical trial in PGHD and CMC development under the Jumpcan Agreement have been bundled into a single performance obligation. The amounts of the transaction price allocable to this performance obligation are deferred until the control of the manufactured commercial drug product has begun to transfer to Jumpcan. For the year ended December 31, 2021, the Group received the upfront fee of RMB224 million from Jumpcan and recorded it as contract liabilities in the consolidated balance sheet as of December 31, 2021. According to the terms of the collaboration agreement, Jumpcan shall undertake to bear 50% proportion of the CMC cost occurred by I-Mab after the effective date of this agreement. these costs. For the year ended December 31, 2022, the Group received the payment of RMB22.0 million from Jumpcan related to the cost sharing and recorded it as contract liabilities in the consolidated balance sheet.

Cell Line Collaboration with Ferring

In May 2022, the Group entered into an amended and restated license and sublicense agreement and a cell line and manufacturing collaboration agreement (“Cell Line Collaboration Agreement”) with Ferring, under which the Group granted to Ferring an exclusive, perpetual and transferrable sublicense, with the right to grant further sublicenses to sublicensees, under all of the intellectual properties licensed to I-Mab by I-Mab’s business partner to research, develop, make, import, use and sell olamkicept as expressed by or produced by cell lines created by I-Mab’s business partner and its affiliates, in any human indications in the territories other than Greater China and Korea. The Group also granted to Ferring an exclusive, perpetual and royalty-free license, with right of sublicense to sublicensees, under the intellectual property owned or controlled by I-Mab which relates to cell lines created by I-Mab’s business partner and its affiliates, for the research, development, making, using or selling of olamkicept, including prespecified patents and know-how and improvements thereto. As of December 31, 2022, Ferring paid to the Group the milestone payment as specified in the Cell Line Collaboration Agreement. This payment was recorded in revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2022. Ferring also agreed to make milestone payments to us, conditioned on the achievement of certain development milestones in Ferring’s licensed territory.

In May 2022, the Group entered into a supplementary sublicensing agreement to the TJ301 Sublicense Agreement (“TJ301 Supplemental Sublicense Agreement”) with I-Mab Hangzhou. Pursuant to the TJ301 Supplemental Sublicense Agreement, I-Mab Hong Kong should pay I-Mab Hangzhou US$2.75 million (equivalent to approximately RMB18.6 million) to reimburse the effort and contribution from I-Mab Hangzhou in the development of Wuxi Cell Line, which was recorded as the reduction of revenue in the consolidated financial statements of comprehensive loss for the year ended December 31, 2022.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

Breakdown of licensing and collaboration revenue

The breakdown of licensing and collaboration revenue was as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$(Note 2.5)
Recognition in the year	1,542,668	31,615	39,891	5,784
Reduction in the year	—	—	(314,181)	(45,552)
Revenues from AbbVie	1,542,668	31,615	(274,290)	(39,768)
Revenues from other partners	—	8,500	24,625	3,570
	1,542,668	40,115	(249,665)	(36,198)

18. OTHER INCOME (EXPENSES), NET

The following table summarizes other income (expenses), net recognized for the years ended December 31, 2020, 2021 and 2022:

		Year Ended December 31
		2020	2021	2022
	Notes	RMB	RMB	RMB	US$
					(Note 2.5)
Income of incentive payment from depository bank	11	2,348	2,395	2,821	409
Fair value change of short-term and other investments		11,288	30,360	(13,549)	(1,964)
Fair value change of put right liabilities		3,024	16,628	34,260	4,967
Net foreign exchange gains (losses)		(22,126)	25,373	(175,391)	(25,429)
Subsidy income (3)		11,633	9,216	25,470	3,693
Gains on deconsolidation of a subsidiary	10	407,598	—	—	—
Others		(873)	(810)	(198)	(29)
		412,892	83,162	(126,587)	(18,353)
(3)

For the year ended December 31, 2020, subsidy income consists primarily of the government grant of RMB10 million. The government grant was granted by the project management office of Shanghai Zhangjiang Science City to support the research and development activities in the local region. For the year ended December 31, 2021, subsidy income primarily consists of an amount of RMB2.9 million related to the paycheck protection program loan forgiveness approved by the U.S. Small Business Administration in April 2021, and an amount of RMB4.5 million recognized in connection with the completion of a project related to one of the Group’s pipelines. For the year ended December 31, 2022, subsidy income consists primarily of the government grant of RMB18.9 million. The government grant was granted by the project management office of Shanghai Zhangjiang Science City and the management committee of Shanghai Free Trade Zone to support the research and development activities in the local region.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the periods presented are calculated as follows:

	Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
	(in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to I-Mab	470,915	(2,331,541)	(2,507,317)	(363,526)
Net income (loss) attributable to ordinary shareholders	470,915	(2,331,541)	(2,507,317)	(363,526)
Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	134,158,824	174,707,055	189,787,292	189,787,292
Dilutive effect of convertible preferred shares	4,373,047	—	—	—
Dilutive effect of ordinary shares to be issued to Everest	266,458	—	—	—
Dilutive effect of convertible promissory notes	865,479	—	—	—
Dilutive effect of restricted shares units	778,130	—	—	—
Dilutive effect of stock options	16,789,714	—	—	—
Denominator for diluted income (loss) per share calculation	157,231,652	174,707,055	189,787,292	189,787,292
Net income (loss) per share - basic	3.51	(13.35)	(13.21)	(1.92)
Net income (loss) per share - diluted	3.00	(13.35)	(13.21)	(1.92)

The effects of all outstanding restricted shares, certain stock options and warrants have been excluded from the computation of diluted loss per share for the years ended December 31, 2021 and 2022 as their effects would be anti-dilutive. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31
	2021	2022
Restricted shares	3,150,881	484,395
Stock options	14,584,833	2,939,322
Warrants	648,359	—

20. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made. The total amounts charged to the consolidated statements of comprehensive income (loss) for such employee benefits amounted to approximately RMB10,049, RMB26,426 and RMB35,332 for the years ended December 31, 2020, 2021 and 2022, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is a party to or an assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (see Note 17). In April 2020, Tracon issued a notice of dispute with respect to the TJD5 Agreement and the BsAbs Agreement. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. In April 2023, the Group received the result of the arbitration, which is further discussed in Note 17.

The Group did not have significant long-term obligations, or guarantees as of December 31, 2021 and 2022.

Capital commitments

The capital expenditures related to property, equipment and software contracted for as of December 31, 2021 and 2022 but not recognized in the Group’s consolidated financial statements were RMB24,426 and RMB4,392, respectively.

22. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group for the years ended December 31, 2020, 2021 and 2022:

Name of related parties	Relationship with the Group

CMAB Biopharma (Suzhou) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Group before April 30, 2021
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group before December 9, 2021
I-Mab Biopharma (Hangzhou) Co., Limited	Subsidiary of the Group before September 15, 2020; Affiliate of the Group after September 15, 2020

Details of related party balances as of December 31, 2021 and 2022 are as follows:

Prepayments and other receivables

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	8,079	8,231	1,193

Accruals and other payables

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2.5)
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	5,092	—	—
I-Mab Hangzhou	—	64,782	9,393

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Details of related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows:

Receipt of CRO and CMC services - recognized in research and development expenses

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
CMAB Biopharma (Suzhou) Inc.	681	—	—	—
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	2,395	2,697	—	—
I-Mab Hangzhou	—	2,465	84,673	12,276

Revenue sharing - recognized as deduction of revenue

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (Note 17)	—	—	18,583	2,694

Collection of loan to an affiliate

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (4)	52,000	—	—	—
(4)

In July 2019 and July 2020, I-Mab Shanghai provided an interest free loan to I-Mab Hangzhou of RMB2,000 and RMB50,000 respectively to finance I-Mab Hangzhou’s operation. These loans were repaid in November 2020.

Expenses paid on behalf of an affiliate

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	21,212	17,649	—	—

Provision of FTE and other services - recognized in other income

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	11,691	—	—

Amounts received on behalf of an affiliate

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	281	—	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Amounts received related to the sublicense agreement

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (Note 17)	—	19,102	—	—

Amounts paid by an affiliate on behalf of the Group

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	—	25,448	837	121

23. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, and other receivables. The carrying amounts of cash and cash equivalents, short-term investments and contract assets represent the maximum amount of loss due to credit risk. As of December 31, 2021 and 2022, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the accounts receivable, contract assets and other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. RESTRICTED NET ASSETS

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

For the years ended December 31, 2020, 2021 and 2022, no appropriation to statutory reserves was made because the PRC subsidiary had substantial losses during such periods.

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

As of December 31, 2022, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero, while the Group has a consolidated shareholders’ equity. Therefore, as the restricted net assets of consolidated subsidiaries do not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group is not required to provide parent company financial information.