Form 20-F
period 2023-12-31
I-Mab
filed 2024-04-30
CIK 1778016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

2440 Research Boulevard, Suite 400

Rockville, MD 20850

United States

(Address of Principal Executive Offices)

Joseph Skelton, Chief Financial Officer

2440 Research Boulevard, Suite 400

Rockville, MD 20850

United States

Phone: (240) 745-6330

(Name, Telephone, and/or Facsimile number and Address of Company Contact Person)

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

185,613,662 ordinary shares outstanding, par value of US$0.0001 per share, excluding 660,200 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans and 7,799,867 treasury shares in the form of ADSs that we repurchased under our share repurchase programs, as of December 31, 2023.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“ADSs” refer to our American depositary shares, each ten (10) ADSs represent twenty-three (23) ordinary shares;
●	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan, and “Greater China” does not exclude Hong Kong, Macau and Taiwan;
●	“CRO” refers to a contract research organization;
●	“FDA” refers to the U.S. Food and Drug Administration;
●	“divested PRC subsidiaries” refer to I-Mab Biopharma Co., Ltd., which was divested along with the Greater China assets and business operations in 2024, and Zhejiang Tianli Pharmaceutical Sales Co., Ltd., which was separately divested in 2023;
●	“Greater China assets and business operations” refer to the 100% equity interest in I-Mab Biopharma Co., Ltd., or I-Mab Shanghai, our divested PRC subsidiary that operated our company’s business in China, including (i) the Greater China portfolio and (ii) the operations of the research & development center of I-Mab Shanghai;
●	“Greater China portfolio” refers to the investigational drugs with Greater China rights that we divested, including (i) drug candidates we in-licensed from reputable global biopharmaceutical companies and (ii) drug candidates we developed or co-developed in-house;
●	“Global portfolio” refers to our own in-house developed or co-developed novel or differentiated drug candidates, for most of which we own ex-Greater China rights;
●	“I-Mab,” “we,” “us,” “our company” and “our” refer to I-Mab, a Cayman Islands exempted company, and its subsidiaries, and, in the context of describing the operations and consolidated financial information prior to the completion of the divestiture transaction of business operation in China, the divested PRC subsidiaries;
●	“IND” refers to investigational new drug;
●	“RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and
●	“HK$” refers to the legal currency of Hong Kong.

In April 2024, we closed the divestiture of the Greater China assets and business operations. Among other transaction components, we transferred all of the outstanding equity interest in I-Mab Biopharma Co., Ltd. to I-Mab Biopharma (Hangzhou) Co., Ltd., or I-Mab Hangzhou, an unconsolidated investee, on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on I-Mab Hangzhou group’s achievement of certain future regulatory and sales-based milestone events. As a result of the divestiture transaction closing, from the second quarter of 2024, we have ceased to consolidate the divested entities, assets and businesses as well as their corresponding financial results, which includes the future development costs of the divested Greater China assets and business operations.

Unless otherwise specifically stated, the information relating to the business operations is disclosed on a continuing operations basis, which excludes the divested Greater China assets and business operations. The audited consolidated financial information presented in this annual report did not take into account the divestiture of the Greater China assets and business operations that was closed in April 2024. For the year ending December 31, 2024, we expect that our financial condition and results of operations will be materially affected by the divestiture and our historical results will not be indicative of future financial condition or results of operations.

For the years presented in our audited consolidated financial statements included elsewhere in this annual report, our reporting currency is Renminbi. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	the timing of initiation and completion, and the progress of our drug discovery and research programs;
●	the timing and likelihood of regulatory filings and approvals;
●	our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;
●	the approval, pricing and reimbursement of our drug candidates;
●	the commercialization of our drug candidates;
●	the market opportunities and competitive landscape of our drug candidates;
●	the payment, receipt and timing of any milestone payments in relation to the licensing agreements;
●	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
●	our ability to attract and retain senior management and key employees;
●	our future business development, financial condition and results of operations;
●	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
●	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
●	our ability to obtain and maintain protection of intellectual property for our technology and drug candidates;
●	our ability to continue to maintain our market position in the biopharmaceutical and biotechnology industries;
●	our ability to identify and integrate suitable acquisition targets;
●	changes to regulatory and operating conditions in our industry and markets;
●	the expected aggregate consideration for the divestiture of I-Mab Shanghai and the total amount of potential repurchase obligations owed by I-Mab Biopharma Hong Kong Limited, or I-Mab Hong Kong, and our company to the non-participating shareholders of I-Mab Hangzhou; and
●	the expected decrease of our research and development expenses and administrative expenses in the near future due to the divestiture of the Greater China assets and business operations.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure

I-Mab is not an operating company but a Cayman Islands holding company with its current business operations primarily conducted by its subsidiary based in the United States. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands instead of equity interest in our operating subsidiaries. This structure involves unique risks to investors who hold our ADSs.

Historically, we conducted business operations in China through I-Mab Biopharma Co., Ltd., or I-Mab Shanghai, to advance the Greater China portfolio. In February 2024, we entered into definitive agreements with I-Mab Biopharma (Hangzhou) Co., Ltd., or I-Mab Hangzhou, an unconsolidated investee of ours, and a group of China-based investors to divest the Greater China assets and business operations. In April 2024, we closed the divestiture of the Greater China assets and business operations. Following these transactions, we currently conduct our business operations primarily through our U.S. subsidiary, and only a small portion of business operations relating to research and development activities via potential collaboration with I-Mab Shanghai, through our PRC subsidiary. However, any operations that we may conduct through our PRC subsidiary are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the regulatory approvals on offshore offerings and listings by, and foreign investment in, companies with operations in China, and implemented industry-wide regulations, including cybersecurity and data privacy related regulations. The PRC government has significant authority in regulating any operations that we may conduct through our PRC subsidiary and may influence any operations that we may conduct through our PRC subsidiary. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline.

In addition, we also face risks arising from the prospective uncertainties associated with the ability of the Public Company Accounting Oversight Board (United States), or the PCAOB, to completely inspect registered public accounting firms headquartered in China (including our independent auditor). These risks and uncertainties may impact our ability to conduct certain businesses, accept foreign investments, or list or conduct offerings on a United States or other foreign exchange, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Permissions Required from the PRC Authorities for the Offering of Our Securities

The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with the nature and scale of data processed or handled by us in our business operations and our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiary, (i) are not required to go through the filing procedures with regard to the listing and historical issuance of securities by our company to foreign investors with the China Securities Regulatory Commission, or the CSRC, under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, (ii) are not required by the Cyberspace Administration of China, or the CAC, or any of its local counterparts, to go through the cybersecurity review under the Cybersecurity Review Measures, and (iii) have not received or were denied such permissions by the CSRC or the CAC. Nevertheless, in the event that we conduct any securities offerings in the future that will be captured by the trial administrative measures, we will have to go through the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—The approval of and filing with PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” In the future, we may consider changing our auditor to a public accounting firm headquartered in the United States.

Cash and Asset Flows through Our Organization

I-Mab is a holding company with no operations of its own. We primarily conduct our business through our subsidiary in the United States. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to I-Mab. In addition, our PRC subsidiary is permitted to pay dividends to I-Mab only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiary is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiary is subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our existing and divested PRC subsidiaries, totaling RMB486.9 million, RMB490.0 million and RMB492.6 million (US$69.6 million) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiary to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to I-Mab by our existing subsidiaries and divested PRC subsidiaries.

Under PRC law, I-Mab may provide funding to our PRC subsidiary only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2021, 2022 and 2023, I-Mab extended loans with outstanding principal amount of RMB1,079.6 million, RMB898.6 million and RMB116.4 million (US$16.4 million), respectively, to our existing intermediate holding companies and subsidiaries and divested PRC subsidiaries.

I-Mab has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Selected Financial Data

As of December 31, 2023, we had cash, cash equivalents, and short-term investments of RMB2.3 billion (US$321.8 million), compared with RMB3.5 billion as of December 31, 2022. Following the divestiture of the Greater China assets and business operations, we ceased to fund the Greater China portfolio and our cash balance is expected to provide us with adequate near-term funding to support our focused pipeline of three clinical stage assets.

The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023 and selected consolidated statements of cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021, and selected consolidated statements of cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue(1)	30,000	1,542,668	40,115	(249,665)	16,814	2,368
Supply of investigational products	—	—	47,911	28,102	10,830	1,525
Total revenues	30,000	1,542,668	88,026	(221,563)	27,644	3,893
Cost of revenues	—	—	(46,432)	(27,237)	—	—
Expenses
Research and development expenses(2)	(840,415)	(984,689)	(1,212,958)	(904,901)	(810,646)	(114,177)
Administrative expenses(2)	(654,553)	(402,409)	(899,943)	(815,766)	(453,017)	(63,806)
Impairment of goodwill(3)	—	—	—	—	(162,574)	(22,898)
(Loss) income from operations	(1,464,968)	155,570	(2,071,307)	(1,969,467)	(1,398,593)	(196,988)
Interest income	30,570	24,228	21,333	26,908	51,749	7,289
Interest expense	(2,991)	(957)	—	(9)	(722)	(102)
Other (expenses) income, net	(20,205)	412,892	83,162	(126,587)	(38,109)	(5,368)
Equity in loss of affiliates(2)	—	(108,587)	(367,883)	(437,465)	(80,019)	(11,270)
Fair value change of warrants	5,644	—	—	—	—	—
(Loss) income before income tax expense	(1,451,950)	483,146	(2,334,695)	(2,506,620)	(1,465,694)	(206,439)
Income tax (expense) benefit	—	(12,231)	3,154	(697)	—	—
Net (loss) income attributable to I-Mab	(1,451,950)	470,915	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	(5,283)	—	—	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	(27,768)	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	10,747	(120,920)	(135,717)	400,304	84,497	11,901
Total comprehensive (loss) income attributable to I-Mab	(1,441,203)	349,995	(2,467,258)	(2,107,013)	(1,381,197)	(194,538)
Net (loss) income attributable to ordinary shareholders	(1,485,001)	470,915	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Weighted-average number of ordinary shares used in calculating net income (loss) per share(3)
Basic	7,381,230	134,158,824	174,707,055	189,787,292	191,423,850	191,423,850
Diluted	7,381,230	157,231,652	174,707,055	189,787,292	191,423,850	141,423,850
Net (loss) income per share attributable to ordinary shareholders(3)
Basic	(201.19)	3.51	(13.35)	(13.21)	(7.66)	(1.08)
Diluted	(201.19)	3.00	(13.35)	(13.21)	(7.66)	(1.08)
Net (loss) income per ADS attributable to ordinary shareholders(3)
Basic	(462.74)	8.07	(30.71)	(30.38)	(17.62)	(2.48)
Diluted	(462.74)	6.90	(30.71)	(30.38)	(17.62)	(2.48)

Notes:

(1)The licensing and collaboration revenue of RMB-249.7 million (US$-36.2 million) was primarily due to a non-cash adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and the overall collaboration arrangement with AbbVie Ireland Unlimited Company in August 2022. This overall amendment led to a lowered probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years. For more details, see “Item 5. Operating and Financial Review and Prospects.”

(2)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Research and development expenses	470	284,431	201,926	117,876	66,758	9,403
Administrative expenses	514,733	209,033	406,683	239,272	126,244	17,781
Equity in loss of affiliates	—	32,707	13,267	13,852	4,815	678
Total	515,203	526,171	621,876	371,000	197,817	27,862

(3)In the course of preparing our audited consolidated financial statements for the year ended December 31, 2023, We corrected the net loss per share attributable to ordinary shareholders and net loss per ADS attributable to ordinary sharesholders information contained in the earnings release reporting our unaudited financial results for the full year ended December 31, 2023, which was publicly announced and furnished with the SEC through our current report on Form 6-K in March 2024. The amounts reported in the earnings release were understated by RMB0.47 (US$0.07) and RMB1.08 (US$0.15), respectively. We also reclassified impairment of goodwill amounted to RMB162.6 million (US$22.9 million) for the year ended December 31, 2023 to loss from operations, as compared to that reported in the same earnings release.

The following table presents our selected consolidated statements of balance sheet data as of the dates indicated:

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,137,473	4,758,778	3,523,632	3,214,005	2,141,445	301,616
Short-term restricted cash	55,810	—	—	96,764	—	—
Accounts receivable	—	130,498	33,081	—	—	—
Contract assets	—	227,391	253,780	—	—	—
Short-term investments	32,000	31,530	753,164	235,429	143,221	20,172
Inventories	—	—	27,237	—	—	—
Prepayments and other receivables	136,036	195,467	190,824	80,278	52,003	7,325
Total current assets	1,361,319	5,343,664	4,781,718	3,626,476	2,336,669	329,113
Long-term restricted cash	—	—	—	—	58,913	8,298
Property, equipment and software	30,069	25,272	45,716	60,841	36,511	5,142
Operating lease right-of-use assets	16,435	14,997	112,781	63,125	46,400	6,535
Intangible assets	148,844	120,444	119,666	118,888	118,110	16,635
Goodwill	162,574	162,574	162,574	162,574	—	—
Investment accounted for using the equity method	—	664,832	352,106	30,850	12,082	1,702
Other non-current assets	18,331	2,010	26,634	10,911	4,282	603
Total assets	1,737,572	6,333,793	5,601,195	4,073,665	2,612,967	368,028
Total liabilities	668,090	706,648	1,041,635	1,163,763	894,811	126,031
Total mezzanine equity	3,104,177	—	—	—	—	—
Shareholders’ (deficit)/equity
Ordinary shares(1)	6	114	126	132	133	19
Treasury stock(1)	—	—	—	(21,249)	(56,803)	(8,001)
Additional paid-in capital(1)	389,379	7,701,116	9,100,777	9,579,375	9,804,379	1,380,918
Accumulated other comprehensive income (loss)	70,127	(50,793)	(186,510)	213,794	298,291	42,013
Accumulated deficit	(2,494,207)	(2,023,292)	(4,354,833)	(6,862,150)	(8,327,844)	(1,172,952)
Total shareholders’ (deficit)/equity	(2,034,695)	5,627,145	4,559,560	2,909,902	1,718,156	241,997
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,737,572	6,333,793	5,601,195	4,073,665	2,612,967	368,028

Note:

(1)

In the course of preparing our audited consolidated financial statements for the year ended December 31, 2023, we corrected the shareholders’ (deficit)/equity balances of ordinary shares, treasury stock and additional paid-in capital contained in the earnings release reporting our unaudited financial results for the full year ended December 31, 2023, which was publicly announced and furnished with the SEC through our current report on Form 6-K in March 2024. The amounts reported in the earnings release were overstated by RMB2.8 thousand (US$0.4 thousand), RMB25.7 million (US$3.6 million) and RMB25.7 million (US$3.6 million), respectively.

The following table presents our selected consolidated statements of cash flow data for the years indicated:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in) generated from operating activities	(867,982)	433,558	(973,093)	(1,102,805)	(1,304,950)	(183,798)
Net cash generated from (used in) investing activities	212,462	(201,901)	(727,206)	458,382	102,515	14,439
Net cash generated from financing activities	152,709	3,440,481	593,924	42,357	7,572	1,066
Effect of exchange rate changes on cash and cash equivalents and restricted cash	15,163	(106,643)	(128,771)	389,203	84,452	11,896
Net (decrease) increase in cash, cash equivalents and restricted cash	(487,648)	3,565,495	(1,235,146)	(212,863)	(1,110,411)	(156,397)
Cash, cash equivalents and restricted cash, beginning of the year	1,680,931	1,193,283	4,758,778	3,523,632	3,310,769	466,311
Cash, cash equivalents and restricted cash, end of the year	1,193,283	4,758,778	3,523,632	3,310,769	2,200,358	309,914

A.	Reserved
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Financial Position and Need for Additional Capital

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
●	We have incurred net losses in the past and we may not be able to maintain profitability in the future.
●	We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our major drug candidates.

Risks Related to Clinical Development of Our Drug Candidates

●	Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

●	We depend substantially on the success of our drug candidates, all of which are in pre-clinical or clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.
●	We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

●	All material aspects of the research, development and commercialization of pharmaceutical products are heavily regulated.
●	The regulatory approval processes of the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.
●	The failure to obtain a patent term extension and data exclusivity for any product candidates we may develop could increase the risk of generic competition with our products.

Risks Related to Commercialization of Our Drug Candidates

●	Our drug candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
●	We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates.
●	The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in sourcing manufacturing capabilities or manufacturing our future products, our business could suffer.

Risks Related to Our Reliance on Third Parties

●	As we rely on third parties to conduct our pre-clinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.
●	We plan to continue to rely on third parties to manufacture our drug candidate supplies, and we intend to rely on third parties for the manufacturing process of our drug candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain patent and other intellectual property protection for our drug candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.
●	We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Risks Related to Our Industry, Business and Operations

●	We face significant risks related to the transition of our business focus to the U.S. market and our business and prospects may be materially and adversely affected.
●	Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.
●	We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our development.
●	The data and information that we gather in our research and development process could be inaccurate or incomplete, which could harm our business, reputation, financial condition and results of operations.

Risks Related to Doing Business in China

Although we divested the Greater China assets and business operations, to the extent that we conduct our remaining business operations in China, we are subject to risks associated with having operations in China.

●	We are subject to China’s data privacy and cybersecurity laws, regulations and guidelines and any other future laws and regulations, which may entail significant compliance costs and adversely affect our business.
●	Uncertainties with respect to the PRC legal system could materially and adversely affect us.
●	The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us or our directors may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

General Risks Related to Our ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	We may face an increased risk of securities class action litigation.

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

We are focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer. Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred net losses in the past and we may not be able to maintain profitability in the future.

Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through public and private placements. Additionally, we have generated revenue from licensing and collaboration deals, and have started to generate revenue from supply of investigational products since 2021. We have incurred significant research and development expenses and other expenses related to our ongoing operations. As a result, we incurred net losses of RMB2,331.5 million in 2021, RMB2,507.3 million in 2022 and RMB1,465.7 million (US$206.4 million) in 2023. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to out-license some of our commercialization rights and execute our product commercialization strategies as our business further develops. Accordingly, we intend to continue to invest for the foreseeable future in certain activities relating to our development, including, but not limited to, the following:

●	conducting clinical trials of our drug candidates;
●	manufacturing clinical trial materials through contract manufacturing organizations;
●	seeking regulatory approvals for our drug candidates;
●	commercializing any of our drug candidates for which we have obtained marketing approval;
●	hiring additional clinical, operational, financial, quality control and scientific personnel;
●	establishing a sales, marketing and commercialization team for any future products that have obtained regulatory approval;
●	seeking to identify additional drug candidates;
●	obtaining, maintaining, developing and protecting our intellectual property portfolio;
●	enforcing and defending any intellectual property-related claims; and
●	acquiring or in-licensing other drug candidates, intellectual property and technologies.

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

Since our inception, our operations have consumed substantial amounts of cash. We had raised over US$400 million in pre-IPO financing. In the past, we received total net proceeds of approximately US$105.3 million, US$397.2 million and US$105.6 million from our initial public offering, subsequent private placement, and warrants issued and subsequently exercised in connection with the private placement, respectively. We spent RMB973.1 million, RMB1,102.8 million and RMB1,305.0 million (US$183.8 million) in net cash to finance our operations in 2021, 2022 and 2023, respectively.

Despite the divestiture of the Greater China assets and business operations, we expect to continue to incur significant expenses in connection with our ongoing activities, particularly as we advance the clinical development of our clinical-stage drug candidates, and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates.

In addition, if we obtain regulatory approvals for any of our drug candidates, we expect to incur significant commercialization expenses relating to product manufacturing, marketing, sales and distribution and post-approval commitments to continue monitoring the efficacy and safety data of our future products on the market. In particular, costs that may be required for the manufacture of any drug candidate that has received regulatory approval may be substantial. We have incurred and may continue to incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, limit, reduce or terminate our research and development programs or any future commercialization efforts.

There have been uncertainties and interruptions to global economy and significant volatility across the financial markets, which had a cooling effect on the financing and investing activities in general. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, our initial public offering and private placement(s), will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the volatility in the financial markets continues, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity.

Raising additional capital may cause dilution to the interests to the holders of our ADSs and our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

We may seek additional funding through a combination of asset sales, equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances or partnerships and government grants or subsidies. To the extent that we raise capital through asset sales, we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

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

The approval of and filing with PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies along with five relevant guidelines, which came into effect on March 31, 2023. The trial administrative measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to these trial administrative measures, an overseas offering and listing by a domestic company, whether directly or indirectly, must be filed with the CSRC. Specifically, the examination and determination of an indirect overseas offering and listing shall be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following both conditions: (i) the operating income, gross profit, total assets or net assets of such domestic company in the most recent fiscal year was more than 50% of the relevant line items in the issuer’s audited consolidated financial statements for that year; and (ii) the main part of operating activities is conducted in the PRC or the main place of business is located in the PRC, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. Following the completion of the divestiture of the Greater China assets and business operations in April 2024, we conduct a majority of our business outside of China and only conduct a small portion of our research and development activities in China as of the date of this annual report. However, the majority of our results of operations for the year ended December 31, 2023 were related to our historical business operations in China. Given the circumstances, uncertainties remain as to whether the trial administrative measures will apply to us to the extent we propose to conduct any offering or listing outside China in 2024. As advised by our PRC legal counsel, JunHe LLP, there is a possibility that we will not be subject to the CSRC filing requirements in connection with our proposed offering and listing outside China. However, the CSRC and other authorities may take a view that is contrary to the opinion of our PRC legal counsel, and there is no assurance that we may not be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

Following the issuance of the trial administrative measures, the CSRC subsequently issued several rules and regulations on overseas offering and listing, providing further guidance on the filing requirements in connection with overseas securities issuance and listing by domestic companies. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or filing from any regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. These regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan, or the 2017 Plan, the Second Amended and Restated 2018 Employee Stock Option Plan, or the 2018 Plan, the 2019 Share Incentive Plan, or the 2019 Plan, the 2020 Share Incentive Plan, or the 2020 Plan, the 2021 Share Incentive Plan, or the 2021 Plan, and the 2022 Share Incentive Plan, or the 2022 Plan, or for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of April 15, 2024, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 1,108,636 ordinary shares, 598,388 ordinary shares, 0 ordinary shares, 2,054,670 ordinary shares, 2,175,326 ordinary shares, and 2,695,271 ordinary shares under the 2017 Plan, the 2018 Plan, the 2019 Plan, the 2020 Plan, the 2021 Plan and the 2022 Plan, respectively, excluding options that were forfeited, cancelled, or exercised after the grant date; and (ii) restricted share units to receive an aggregate of 23,580 ordinary shares under the 2020 Plan, an aggregate of 390,655 ordinary shares under the 2021 Plan and an aggregate of 446,262 ordinary shares under the 2022 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. While our exclusive focus is to develop drug candidates with the potential to become novel or highly differentiated drugs globally, we cannot guarantee that we are able to achieve this for any of our drug candidates. Failure can occur at any time during the clinical development process. The results of pre-clinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through pre-clinical studies and initial clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. For example, in July 2022, due to an unexpectedly high incidence of fatal bleeding, MacroGenics terminated a phase 2 study of enoblituzumab as a combination therapy with PD-1 antibody or PD-1/LAG3 bispecific antibody in patients with head and neck cancers. As a result of such incident, we exercised our right to terminate the collaboration agreement with MacroGenics by serving a termination notice on August 29, 2022, and the termination came into effect in February 2023. In addition, there can be significant variability in safety and/or efficacy results among different trials of the same drug candidate due to numerous factors, including, but not limited to, differences in individual patient conditions, including genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions.

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

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in pre-clinical or clinical development, and other new drug candidates that we may identify and develop. As of the date of this annual report, we have obtained IND approvals from the FDA for three of our drug candidates, lemzoparlimab, uliledlimab, and givastomig. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates has been approved for marketing in any jurisdiction. Each of our drug candidates will require additional pre-clinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our drug candidates will depend on several factors, including, but not limited to, the successful completion of pre-clinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials or drug registrations, successful manufacturing and commercialization of our existing drug candidates, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting of the safety requirements.

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

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, or similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays. As of the date of this annual report, we have initiated clinical trials for uliledlimab and givastomig in the United States.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in the clinical trials of our competitors’ drug candidates, which may further delay our clinical trial enrollments.

Patient enrollment for our clinical trials may be affected by other factors, including, but not limited to, the following:

●	severity of the disease under investigation;
●	total size and nature of the patient population;
●	design and eligibility criteria for the clinical trial in question;
●	perceived risks and benefits of the drug candidate under study;
●	our resources to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	availability of competing therapies also undergoing clinical trials;
●	our investigators’ or clinical trial sites’ efforts to screen and recruit eligible patients; and
●	proximity and availability of clinical trial sites for prospective patients.

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

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including, without limitation:

●	regulators, institutional review boards, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
●	our inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	manufacturing issues, including problems with manufacturing, supply quality, compliance with good manufacturing practice or obtaining sufficient quantities of a drug candidate from third parties for use in a clinical trial;

●	our partners identify safety concerns in the clinical assets that we licensed, which lead to the termination of the collaboration and development of the underlying clinical assets with our partners;
●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide to conduct additional clinical trials or abandon drug development programs, or regulators may require us to do so;
●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;
●	our third-party contractors, including clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding of a lack of clinical response or other unexpected characteristics or a finding that participants are being exposed to unacceptable health risks;
●	regulators, institutional review boards or ethics committees may require that we or our investigators suspend or terminate clinical research or not rely on the results of clinical research for various reasons, including non-compliance with regulatory requirements;
●	the cost of clinical trials of our drug candidates may be greater than we anticipate; and
●	the supply or quality of our drug candidates, companion diagnostics or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate.

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

All jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We intend to focus our activities in the major markets outside of Greater China, including the United States. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

The process of obtaining regulatory approvals and compliance with appropriate laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process and approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include refusal to approve pending applications, withdrawal of an approval, license revocation, clinical hold, voluntary or mandatory product recalls, product seizures; total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, providing restitution, undergoing disgorgement, or other civil or criminal penalties. Failure to comply with these regulations could have a material adverse effect on our business.

The regulatory approval processes of the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

The time required to obtain the approval of the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of pre-clinical studies and clinical trials, although they are typically provided within 12 to 18 months after clinical trials are completed. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. As of the date of this annual report, we have obtained IND approvals from the FDA for three of our drug candidates, lemzoparlimab, uliledlimab and givastomig. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates or any drug candidates we may discover, in-license or acquire and seek to develop in the future.

Our drug candidates could fail to receive the regulatory approval of the FDA or a comparable regulatory authority for many reasons, including, without limitation:

●	disagreement with the design or implementation of our clinical trials;
●	failure to demonstrate that a drug candidate is safe and effective and potent for its proposed indication;
●	failure of our clinical trial results to meet the level of statistical significance required for approval;
●	failure of our clinical trial process to pass good clinical practice inspections;
●	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from pre-clinical studies or clinical trials;
●	insufficient data collected from the clinical trials of our drug candidates to support the submission and filing of a new drug application, or other submissions or to obtain regulatory approval;
●	failure of our drug candidates to pass current good manufacturing practice, inspections during the regulatory review process or across the production cycle of our drug;
●	failure of our clinical sites to pass audits carried out by the FDA or comparable regulatory authorities, resulting in a potential invalidation of our research data;
●	findings by the FDA or comparable regulatory authorities of deficiencies related to our manufacturing processes or the facilities of third-party manufacturers with whom we contract for clinical and commercial supplies;
●	changes in approval policies or regulations that render our pre-clinical and clinical data insufficient for approval; and
●	failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

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

The failure to obtain a patent term extension and data exclusivity for any product candidates we may develop could increase the risk of generic competition with our products.

In the United States, the Federal Food, Drug and Cosmetic Act provides the opportunity for patent-term restoration, meaning a patent term extension of up to five years to reflect patent term lost during clinical trials and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Depending upon the timing, duration and specifics of any FDA marketing approval process for any drug candidates we may develop, one or more of our U.S. patents, if issued, may be eligible for limited patent term extension. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Furthermore, the applicable time period or the scope of patent protection afforded could be less than we request.

In addition, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. Under this act, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the original branded product was first approved by the FDA. In addition, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a biologics license application, or a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

In other jurisdictions where we seek patents protection for our product candidates, patent term compensation and patent linkage system may be available to us. However, there is no assurance that we may be granted a patent term extension as we request or our pending or future patent applications may qualify for patent linkage. If we are unable to obtain patent term extension or the term of any such extension is less than we request, or our pending or future patent applications do not qualify for patent linkage, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval.

Undesirable adverse events caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the FDA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. In particular, as is the case with drugs treating cancers and autoimmune diseases, it is likely that there may be side effects, such as nausea, fatigue and infusion-related reactions, associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity or prevalence of certain adverse events. In such an event, our trials could be suspended or terminated and the FDA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our drug candidates for any or all targeted indications. Adverse events related to our drug candidates may affect patient recruitment or the ability of enrolled subjects to complete the trial, and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

Additionally, if we or others identify undesirable side effects caused by those of our existing drug candidates that have received regulatory approval, or our other drug candidates after having received regulatory approval, this may lead to potentially significant negative consequences which include, but are not limited to, the following:

●	we may suspend marketing of the drug candidate;
●	regulatory authorities may withdraw their approvals of or revoke the licenses for the drug candidate;
●	regulatory authorities may require additional warnings on the label;
●	the FDA may require the establishment of a risk evaluation and mitigation strategy or a comparable regulatory authority may require the establishment of a similar strategy that may, for instance, restrict distribution of our drugs and impose burdensome implementation requirements on us;

●	we may be required to conduct specific post-marketing studies;
●	we could be subjected to litigation proceedings and held liable for harm caused to subjects or patients; and
●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular drug candidate that is approved and could significantly harm our business, results of operations and prospects.

Further, combination therapy, such as using our wholly-owned drug candidates as well as third-party agents, may involve unique adverse events that could be exacerbated compared with adverse events from monotherapies. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse events. These types of adverse events could be caused by our drug candidates and could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive indication or the delay or denial of regulatory approval by the FDA or other comparable regulatory authority.

Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If the FDA or a comparable regulatory authority approves any of our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements on pharmacovigilance. These requirements include submissions of safety and other post-marketing information and reports, registration, random quality control testing, adherence to any chemistry, manufacturing and controls, variations, continued compliance with current good manufacturing practice, and good clinical practices and potential post-approval studies for the purposes of license renewal.

Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 studies for the surveillance and monitoring of the safety and efficacy of the drug.

In addition, once a drug is approved by the FDA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

●	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary or mandatory drug recalls;
●	fines, warning letters or holds on our clinical trials;
●	refusal by the FDA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;
●	refusal by the FDA or comparable regulatory authorities to accept any of our other IND approvals, new drug applications or biologics license applications;
●	drug seizure or detention, or refusal to permit the import or export of drugs; and
●	injunctions or the imposition of civil, administrative or criminal penalties.

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

The degree of market acceptance of our drug candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including, but not limited to:

●	the clinical indications for which our drug candidates are approved;
●	physicians, hospitals and patients considering our drug candidates as a safe and effective treatment;
●	whether our drug candidates have achieved the perceived advantages of our drug candidates over alternative treatments;
●	the prevalence and severity of any side effects;
●	product labeling or package insert requirements of the FDA or other comparable regulatory authorities;
●	limitations or warnings contained in the labeling approved by the FDA or other comparable regulatory authorities;
●	timing of market introduction of our drug candidates as well as competitive drugs;
●	cost of treatment in relation to alternative treatments;
●	availability of adequate coverage and reimbursement from third-party payors and government authorities in the United States or any other jurisdictions;
●	willingness of patients to pay any out-of-pocket expenses in the absence of coverage and reimbursement by third-party payors and government authorities;
●	relative convenience and ease of administration, including as compared with alternative treatments and competitive therapies; and
●	the effectiveness of our sales and marketing efforts.

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

Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval from the FDA or other comparable regulatory authorities more rapidly than we are able to and may be more effective in selling and marketing their products as well.

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

We have limited experience in managing the manufacturing process. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. We previously were the largest shareholder of I-Mab Hangzhou, which has been constructing a comprehensive biologics manufacturing facility in Hangzhou, China. In connection with the divestiture of the Greater China assets and business operations, we have transferred the equity interests we held in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by us to those shareholders in the amount of approximately US$183 million. As a result, we have ceased to be the largest shareholder of I-Mab Hangzhou, and I-Mab Hangzhou has remained an unconsolidated investee of our company. We may seek to contract with I-Mab Hangzhou or other manufacturing facilities or build our own manufacturing capacities to manufacture our product candidates in the future, which would add to our cost and divert management attention.

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

There may be significant delays in obtaining reimbursement for approved drug candidates, and coverage may be more limited than the purposes for which the drug candidates are approved by the FDA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved drug candidates and any new drugs that we develop could have a material adverse effect on our business, our operating results, and our overall financial condition.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, became effective. This act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The following sets forth the major provisions of this act that may affect our drug candidates:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;
●	extension of manufacturers’ Medicaid rebate liability;
●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;
●	new requirements to report financial arrangements with physicians and teaching hospitals with Centers for Medicare and Medicaid Services;
●	a new requirement to annually report to the FDA drug samples that manufacturers and distributors provide to physicians; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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

As we engage in collaborations worldwide, including conducting clinical trials globally, we may be exposed to specific risks of conducting our business and operations in international markets.

Markets outside of the U.S. form an important component of our growth strategy, as we conduct certain of our clinical trials outside of the U.S. If we fail to obtain applicable licenses or fail to enter into strategic collaboration arrangements with third parties in these markets, or if these collaboration arrangements turn out unsuccessful, our revenue-generating growth potential will be adversely affected.

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;
●	changes in a specific country’s or region’s political and cultural climate or economic condition;
●	differing regulatory requirements for drug approvals and marketing internationally;
●	difficulty of effective enforcement of contractual provisions in local jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	potential third-party patent rights;
●	unexpected changes in tariffs, trade barriers and regulatory requirements;
●	economic weakness, including inflation or political instability;
●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;
●	the effects of applicable local tax structures and potentially adverse tax consequences;
●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;
●	workforce uncertainty and labor unrest;
●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;
●	failure of our employees and contracted third parties to comply with Office of Foreign Assets Control rules and regulations and the Foreign Corrupt Practices Act of the United States, and other applicable rules and regulations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

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

We plan to develop certain of our drug candidates for use as a combination therapy. If the FDA or another comparable regulatory agency revokes its approval of another therapeutic we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such revoked therapeutic. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of any component of our combination drug candidates or if we cannot secure supply of any component of our drug candidates at commercially reasonable or acceptable prices, we may not be able to complete clinical development of our drug candidates on our current timeline or within our current budget, or at all.

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

We have relied on and plan to continue to rely on third-party CROs to monitor and manage data for some of our ongoing pre-clinical and clinical programs. We rely on these parties for the execution of our pre-clinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We also rely on third parties to assist in conducting our pre-clinical studies in accordance with good laboratory practices. We and our CROs are required to comply with good clinical practice, good laboratory practice and other regulatory regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these regulatory requirements of good clinical practice, good laboratory practice or other regulatory requirements through periodic inspections of trial sponsors, investigators and trial sites. If we or any of our CROs fail to comply with applicable good clinical practice, good laboratory practice or other regulatory requirements, the data generated in our clinical trials may be deemed unreliable and the FDA or other comparable regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with requirements of good clinical practice. In addition, our clinical trials must be conducted with drug candidates or products produced under current good manufacturing practice requirements. Failure to comply with these regulations may require us to repeat pre-clinical and clinical trials, which would delay the regulatory approval process.

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

We plan to continue to rely on third parties to manufacture our drug candidate supplies, and we intend to rely on third parties for the manufacturing process of our drug candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

We have relied on and plan to continue to rely on third-party vendors to manufacture supplies and process our drug candidates. We have not yet manufactured or processed our drug candidates on a commercial scale and may not be able to do so for any of our drug candidates. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use.

Our reliance on third-party manufacturers exposes us to certain risks, including, but not limited to, the following:

●	we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the NMPA, the FDA or other comparable regulatory authorities must approve any manufacturers as part of their regulatory oversight of our drug candidates. This approval would require new testing and compliance inspections of current good manufacturing practice by the NMPA, the FDA or other comparable regulatory authorities. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;
●	our contract manufacturers may have little or no experience with manufacturing our drug candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our drug candidates;
●	our contract manufacturers may have limited capacity or limited manufacturing slots, which may affect the timeline for the production of our drugs;
●	our contract manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;
●	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;
●	our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our drugs, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drugs;
●	our contract manufacturers are subject to ongoing periodic unannounced inspections by the NMPA and the FDA to ensure strict compliance with current good manufacturing practice and other government regulations in the PRC and the United States, respectively, and by other comparable regulatory authorities for corresponding regulatory requirements. We do not have control over third-party manufacturers’ compliance with these regulations and requirements;

●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drugs;
●	our contract manufacturers could breach or terminate their agreements with us;
●	our contract manufacturers may be unable to sustain their business and become bankrupt as a result;
●	raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;
●	products and components from our third-party manufacturers may be subject to additional customs and import charges, which may cause us to incur delays or additional costs as a result;
●	our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and
●	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA or other comparable regulatory authorities, result in higher costs or adversely impact the commercialization of our drug candidates. In addition, we rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data is not reliable, patients could be put at risk of serious harm and the FDA or other comparable regulatory authorities could place significant restrictions on our company until deficiencies are remedied.

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

Manufacturers of biopharmaceutical products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process, including the absence of contamination. These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error and availability of qualified personnel, as well as compliance with strictly enforced regulations in the United States and other applicable jurisdictions. Further, if contaminants are discovered in the supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time for us to investigate and remedy the contamination. There can be no assurance that any stability failures or other issues relating to the manufacture of our drug candidates will not occur in the future. Additionally, our contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environment. If our contract manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

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

As a result, for any ongoing collaborations or any collaboration or license agreements and strategic partnerships we may enter into in the future, we may not be able to realize the benefit of such transactions if we are unable to address the risks mentioned above and successfully integrate these agreements or partnerships with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. For example, in September 2020, we granted AbbVie Ireland Unlimited Company, or AbbVie, a global license, excluding mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47). On August 15, 2022, we and AbbVie Global Enterprises Ltd. (as an assignee of AbbVie) entered into an amendment to the original licensing and collaboration agreement. This amended agreement is referred to as the AbbVie Collaboration Agreement. AbbVie discontinued certain clinical studies of lemzoparlimab, and such discontinuations were not related to any specific or unexpected safety concerns. This change led to a lowered probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years. Accordingly, we recorded a reduction in the revenue of approximately US$48.0 million in the second half of 2022. On September 21, 2023, we received a notice from AbbVie, terminating the AbbVie Collaboration Agreement in its entirety. As a result, we recognized an impairment of goodwill of RMB162.6 million (US$22.9 million) in 2023. Following the effectiveness of the termination and the divestiture of the Greater China assets and business operations, we currently own the ex-Greater China rights to develop and commercialize certain CD47 compounds and products, including lemzoparlimab. For a more detailed discussion, please see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects.”

In addition, we may even face disputes, litigations or other proceedings in relation to our collaboration relationship with other parties. For example, disputes have arisen between Tracon Pharmaceuticals, Inc., or Tracon, and us in relation to the collaboration agreements to co-develop our proprietary CD73 antibody, TJD5 and to co-develop up to five bispecific antibodies. These disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of US$9.0 million plus interest payable pursuant to the original agreement, and therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over US$200 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the agreement in relation to bispecific antibodies. Based on the arbitration award, I-Mab bears a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million. As of the date of this annual report, we have paid the pre-agreed termination fee in relation to TJD5 and the agreed-upon portion of Tracon’s legal fees and costs to Tracon. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. We cannot assure you that similar disputes will not occur again and we cannot assure you that no lawsuits will be initiated by other companies in the future. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. We cannot predict the possible outcome of the legal proceedings of such nature in the future and there can also be no assurance that we will prevail in those legal proceedings.

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

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, our owned patent portfolio consists of 58 issued patents and 82 patent applications primarily in connection with the drug candidates in our Global portfolio, including 8 Patent Cooperation Treaty patent applications, 10 U.S. patent applications, one PRC patent application and 121 patent applications in other jurisdictions. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Under the America Invents Act enacted in 2011, the United States moved to this first-to-file system in early 2013 from the previous system under which the first to make the claimed invention was entitled to the patent. Assuming the other requirements for patentability are met, the first to file a patent application is entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering our drug candidates in all countries throughout the world could be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own drug candidates and, further, may export otherwise infringing drug candidates to territories, where we and our licensors have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These drug candidates may compete with our drug candidates, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing drug candidates in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

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

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office and foreign patent agencies over the lifetime of a patent. In addition, the United States Patent and Trademark Office and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction.

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

Our owned and in-licensed patents and other intellectual property may be subject to further priority disputes or to inventorship disputes and similar proceedings. If we or our future licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to modify or cease the development, manufacture and commercialization of one or more of the drug candidates we may develop, which could have a material adverse impact on our business.

We may license in patents from other parties from time to time. We or our future licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or future in-licensed patents or other intellectual property as an inventor or co-inventor. If we or our future licensors are unsuccessful in any interference proceedings or other priority or validity disputes (including any patent oppositions) to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated, or held unenforceable. In addition, if we or our future licensors are unsuccessful in any inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights, such as exclusive ownership of, or the exclusive right to use, our owned or future in-licensed patents. If we or our future licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to modify or cease the development, manufacture, and commercialization of one or more of our drug candidates. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical drug products. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects. Even if we are successful in an interference proceeding or other similar priority or inventorship disputes, it could result in substantial costs and be a distraction to our management and other employees.

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

It is also possible that we failed to identify, or may in the future fail to identify, patents or patent applications held by third parties that cover our drug candidates. Publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications on, our drug candidates or for their uses, or that our drug candidates will not infringe patents that are currently issued or that are issued in the future. In the event that a third party has also filed a patent application covering one of our drug candidates or a similar invention, our patent application may be regarded as a competing application and may not be approved in the end. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or their use.

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

Evolvement in the U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Under the Leahy-Smith America Invents Act enacted in 2011, the United States moved to a first-to-file system in early 2013, from the previous system under which the first to make a claimed invention was entitled to the patent. Publications of discoveries in the scientific and academic literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

Furthermore, the patent positions of pharmaceutical and biotechnology companies are generally uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, in Amgen Inc. v. Sanofi, 598 U.S. 594, 143 S. Ct. 1243 (2023), the U.S. Supreme Court held that Amgen’s patent claims to a class of antibodies functionally defined by their ability to bind a particular antigen were invalid for lack of enablement where the patent specification provided twenty-six exemplary antibodies, but the claimed class of antibodies covered a “vast number” of additional antibodies not disclosed in the specification. The U.S. Supreme Court stated that if patent claims are directed to an entire class of compositions of matter, then the patent specification must enable a person skilled in the art to make and use the entire class of compositions. As such, we cannot guarantee that we will be able to obtain patents covering our drug candidates. This decision and other recent rulings have created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways. In addition, the complexity and uncertainty of European patent laws have also increased in recent years. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering one or more of our drug candidates could be found invalid or unenforceable if challenged in court.

Despite measures we take to obtain and maintain patent and other intellectual property rights with respect to our drug candidates, our intellectual property rights could be challenged or invalidated. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our drug candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we have conducted our patent prosecution in accordance with a duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on a drug candidate. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. In addition, if the breadth or strength of protection provided by our patents is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize our current or future drug candidates. Any loss of patent protection could have a material adverse impact on one or more of our drug candidates and our business.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that our currently issued patents and any patents that may issue from our pending patent applications directed to our drug candidates if issued in their currently pending forms, as well as patent rights licensed by us, will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the United States Patent and Trademark Office may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

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

Because our programs may involve additional drug candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, or other intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of relevant programs or drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

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

Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the first right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents. Even if we are permitted to pursue the enforcement or defense of our licensed patents, we will require the cooperation of our licensors and any applicable patent owners and such cooperation may not be provided to us. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If we lose any of our licensed intellectual property, our right to develop and commercialize any of our drug candidates that are subject of such licensed rights could be adversely affected.

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

Our business relies partially on our ability to develop and commercialize drug candidates we have licensed from third parties, and we have entered into license agreements with third parties providing us with rights to various third-party intellectual property, including rights in patents and patent applications. Our licenses may not encumber all intellectual property rights owned or controlled by the affiliates of our licensors and relevant to our drug candidates, and we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of drug candidates we may develop. In such case, we may need to obtain additional licenses which may not be available on an exclusive basis, on commercially reasonable terms or at a reasonable cost, if at all. In that event, we may be required to expend significant time and resources to redesign our drug candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

In addition, if our licensors breach the license agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates. Under each of our license and intellectual property-related agreements, in exchange for licensing or sublicensing us the right to develop and commercialize the applicable drug candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such drug candidates, assuming applicable approvals from government authorities are obtained, or other payments. Our license and intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with respect to such drug candidates and/or maintaining the confidentiality of information we receive from our licensors.

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

It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. Certain license agreements may also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. Disputes may arise regarding intellectual property subject to a license agreement, including:

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

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreements, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Depending upon the timing, duration and specifics of FDA regulatory approval for our drug candidates, one or more of our U.S. patents, if issued, may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one patent can be extended for a particular drug.

The application for patent term extension is subject to approval by the United States Patent and Trademark Office, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain earlier approval of competing drugs, and our ability to generate revenues could be materially adversely affected.

Risks Related to Our Industry, Business and Operations

We face significant risks related to the transition of our business focus to the U.S. market and our business and prospects may be materially and adversely affected.

With the divestiture of the Greater China assets and business operations, our business has been focused on the development and commercialization of drug candidates with ex-Greater China rights. Following the completion of the divestiture, we ceased to own the Greater China portfolio and the number of drug candidates in our pipeline was significantly reduced. Moreover, we have recently experienced significant changes in our management. See “—Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.”

As we are going through the transition period, there is no guarantee that we may successfully advance our existing drug candidates in our pipeline towards clinical development or successfully executing our business strategies. We may also in the future adjust our business focus or seek other business opportunities. Any such changes may have a material adverse impact on our business operations, financial position and our reputation.

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

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We have recently experienced significant changes in our management and board of directors. For example, in June 2023, Raj Kannan joined us as our Chief Executive Officer. In February 2024, Andrew Zhu stepped down from the board of directors and resigned from his executive position with our company, and in the same month, Joseph Skelton joined us as our Chief Financial Officer. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Further, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management may need to devote additional time to compliance initiatives stemming from our status as a public company, potentially necessitating the recruitment of more management personnel. These changes in our management may be disruptive to our business and, during the transition period, there may be uncertainty among investors, employees and others concerning our future direction and performance. Any such disruption or uncertainty could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our development.

Although we expect to experience a sizable decrease in the number of our employees and consultants and the scope of our operations in the short term, particularly in the areas of clinical development, regulatory affairs and business development, in connection with the divestiture of the Greater China assets and business operations, we expect to experience growth in the size and capabilities of our company in the long term. To manage our future development, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a material adverse effect on our business.

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

We maintain insurance policies that are required under PRC laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. We also maintain liability insurance covering our clinical trials. In line with industry practice, we have elected not to maintain certain types of insurances, such as business interruption insurance or key-man insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as a result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms, or at all.

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria, North Korea and the Gaza Strip. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

We are exposed to the risk of fraud, misconduct or other illegal activities by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to:

●	comply with the laws of the FDA and other comparable regulatory authorities;
●	provide true, complete and accurate information to the FDA and other comparable regulatory authorities;
●	comply with manufacturing standards we have established;
●	comply with healthcare fraud and abuse laws in the United States and similar fraudulent misconduct laws in other applicable jurisdictions; or
●	report financial information or data accurately or to disclose unauthorized activities to us.

If we obtain approval of any of our drug candidates and begin commercializing those drugs in the United States or other applicable jurisdictions, our potential exposure under the laws of such jurisdictions will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation.

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

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to develop or obtain access to technology or products that may be important to the development of our business.

If we fail to comply with applicable anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to the Foreign Corrupt Practices Act, which generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with applicable anti-bribery laws, there is no assurance that such policies or procedures will prevent our agents, employees and intermediaries from engaging in bribery activities. Failure to comply with anti-bribery laws could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the government, denial of government reimbursement for our products and/or exclusion from participation in government healthcare programs. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

Any failure to comply with applicable regulations and industry standards or obtain various licenses and permits could harm our reputation and our business, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in the United States and other applicable jurisdictions impose strict rules, regulations and industry standards governing biopharmaceutical research and development activities, which apply to us. Our or our CROs’ failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our business, reputation, prospects for future work and results of operations. For example, if we or our CROs were to treat research animals inhumanely or in violation of international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, it could revoke any such accreditation and the accuracy of our animal research data could be questioned.

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

In the United States, we are subject to laws and regulations that address privacy, personal information protection and data security at both the federal and state levels. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation. For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, the Health Information Technology for Economic and Clinical Health Act, through its implementing regulations, makes certain of privacy and security standards under the Health Insurance Portability and Accountability Act of 1996 directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains or transmits protected health information for or on behalf of a covered entity for a function or activity regulated by the Health Insurance Portability and Accountability Act of 1996 as well as their covered subcontractors.

In Europe, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the General Data Protection Regulation (EU) 2016/679, which became effective in May 2018, imposes a broad range of strict requirements on companies, such as us, including, but not limited to, requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States) and providing details to those individuals regarding the processing of their personal information, keeping personal information secure. The General Data Protection Regulation (EU) 2016/679 substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the General Data Protection Regulation (EU) 2016/679. Because the General Data Protection Regulation (EU) 2016/679 specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from this regulation and impose different obligations from country to country, leading to additional complexity and uncertainty.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical partners and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable laws, including the General Data Protection Regulation (EU) 2016/679. In addition, a data breach affecting personal information, including health information, could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

A severe or prolonged downturn in the United States or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the United States and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between the United States and other countries which may potentially have economic effects. Economic conditions in the United States are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in the United States. Any severe or prolonged slowdown in the global or the United States economy may materially and adversely affect our business, results of operations and financial condition.

Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

Our business and results of operations could be adversely affected by public health crisis and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, contract manufacturing organizations and other contractors operate.

Natural disasters, acts of war or terrorism, health epidemics, or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business. In addition to the impact of COVID-19, global pandemics in the locations in which we, our suppliers, CROs, contract manufacturing organizations and other contractors operate, or fear of spread of contagious diseases, such as avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic could disrupt the business operations of our company, our suppliers, CROs, contract manufacturing organizations and other contractors. Our operations may also be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or may be susceptible to potential wars or terrorist attacks. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to include a report by our management on our internal control over financial reporting and our independent registered public accounting firm must include an attestation report on internal control over financial reporting in our annual reports. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the applicable requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our management, with the participation of our chief executive officer and chief financial officer, and our independent registered public accounting firm evaluated the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. See also “Item 15. Controls and Procedures” for a detailed description.

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

We may be subject to litigation relating to securities law class actions, third-party and principal intellectual property infringement claims, claims relating to data and privacy protection, contractual agreements, employment related cases and other matters in the ordinary course of our business. For details of the material legal proceedings that we are subject to, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Laws, rules and regulations may vary in their scope and laws and regulations outside the U.S. may impose requirements that are more stringent than, or which conflict with, those in the U.S. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In connection with our prior investment in I-Mab Hangzhou, we through I-Mab Hong Kong were obligated to repurchase the equity held by any then-existing shareholder in I-Mab Hangzhou by cash upon the occurrence of certain triggering events. In connection with the divestiture of the Greater China assets and business operations, we have transferred the equity interests we held in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. However, the non-participating shareholders of I-Mab Hangzhou have initiated legal proceedings against I-Mab Hong Kong and our company in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of I-Mab Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders seek monetary relief amounting to US$17.36 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceeding before the Zhejiang arbitration sub-commission is still pending. We have not yet received the notice of hearing and are currently unable to predict the outcome of the arbitration. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

As a publicly listed company, we and certain of our subsidiaries face additional exposure to claims and lawsuits. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

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

Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct or improper activities, or negative rumors relating to us, our management, employees, business partners or affiliates, can harm our business and results of operations, even if they are unsubstantiated or are satisfactorily addressed. Any regulatory inquiries or investigations or other actions against our management, any perceived unethical, fraudulent, or inappropriate business conduct by us or perceived wrong-doing by any key member of our management team or other employees, our business partners or our affiliates, could harm our reputation and materially adversely affect our business. Regardless of the merits or final outcome of any such regulatory inquiries or investigations or other actions, our reputation may be substantially damaged, which may impede our ability to attract and retain talents and business partners and develop our business.

Any negative publicity concerning us, our affiliates or any entity that shares the “I-Mab” name, including the divested PRC subsidiaries, even if untrue, could adversely affect our reputation and business prospects. There can be no assurance that negative publicity about us or any of our affiliates or any entity that shares the “I-Mab” name would not damage our brand image or have a material adverse effect on our business, results of operations and financial condition.

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

We face risks associated with the divestiture of the Greater China assets and business operations to I-Mab Hangzhou.

On February 6, 2024, we entered into definitive agreements to divest the Greater China assets and business operations, including the rights to the Greater China portfolio, to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. The divestiture transaction was closed in April 2024. After the completion of the divestiture, we do not own any rights to the Greater China portfolio, including the Greater China rights for eftansomatropin alfa, felzartamab, uliledlimab, and givastomig. We no longer bear future development costs of the Greater China assets and business operations. As a result of the divestiture, we have ceased to consolidate the divested entities, assets and businesses as well as their corresponding financial results from the second quarter of 2024. In light of that, our financial condition and results of operations will be materially affected and our historical results will not be indicative of future financial condition or results of operations.

There is no assurance that we may achieve anticipated strategic benefits through the divestiture. We may experience negative reactions as a result of the divestiture. In addition, as credit enhancement measures for payment of the consideration, I-Mab Hangzhou will secure a bank facility or a loan with the amount no less than US$20 million. However, I-Mab Hangzhou may not be able to achieve some or any of the future regulatory or sales-based milestone events. There also is no assurance that such credit enhancement measures would be effective, and we may not be able to collect part or all of the consideration upon the occurrence of triggering events. Moreover, we cannot assure you that the divestiture will not be challenged by governmental authorities or private parties. We may be subject to litigation or other proceedings in connection with, or as a result of the divestiture, which may divert resources and management attention and harm our reputation, and may subject us to significant consequences, including fines, indemnification of the buyers and reversal of the divestiture.

Furthermore, we previously were the largest shareholder of I-Mab Hangzhou and were obligated to repurchase the equity held by any then-existing shareholder in I-Mab Hangzhou by cash upon the occurrence of certain triggering events. The divestiture of the Greater China assets and business operations extinguished the existing repurchase obligations owed by us in the amount of approximately US$183 million to certain participating shareholders involved in the transaction. However, the non-participating shareholders of I-Mab Hangzhou have initiated legal proceedings against I-Mab Hong Kong and our company in relation to our repurchase obligations owed to them. The total amount of potential repurchase obligations owed to the non-participating shareholders upon the closing of the transaction is expected to range from US$30 million to US$35 million. We are not able to predict the final outcome of such litigation, and there might be other litigations or regulatory enforcement actions in connection with such litigation. Any adverse outcome or any other litigation or regulatory enforcement action in connection thereof, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the U.S., the Cayman Islands and China, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Risks Related to Doing Business in China

We are subject to China’s data privacy and cybersecurity laws, regulations and guidelines and any other future laws and regulations, which may entail significant compliance costs and adversely affect our business.

Following the divestiture of the Greater China assets and business operations, we use a limited number of third-party data centers in China to host our servers. As a result, we are subject to China’s data privacy and cybersecurity laws, regulations and guidelines. In China, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. The Data Security Law, which became effective in September 2021, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, the Civil Code of the PRC, which became effective on January 1, 2021, expressly provides the right of privacy and personal information protection. The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the businesses conducted, the data we obtain and use may include information that is deemed as “personal information” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations.

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, Regulations on the Administration of Human Genetic Resources, effective in July 2019, the latest amended edition of which will come into effect on May 1, 2024, require approval from the Science and Technology Administration Department of the State Council where human genetic resources are involved in any international collaborative project and additional approval for any export or cross-border transfer of the samples of human genetic resources or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of samples of human genetic resources and associated data, administrative fines and criminal liabilities.

Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to cybersecurity review if it affects or may affect national security. In addition, internet platform operators processing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. As of the date of this annual report, (i) no detailed rules or implementation relating to the Cybersecurity Review Measures has been issued by any PRC regulatory authorities, (ii) we have not been informed of being identified as a critical information infrastructure operator or an internet platform operator, nor have we been required to go through the cybersecurity review procedures, by any PRC governmental authorities, and (iii) we have not been involved in any investigations on cybersecurity review on such basis, nor have we received any inquiry, notice, warning, or sanctions in such respect, by any PRC governmental authorities. Taking into consideration the above and that (i) the preclinical and clinical data processed or handled by us in our business operations, either by its nature or in scale, do not and will not directly or indirectly affect or potentially affect national security in any respect, and (ii) we have not possessed, and do not anticipate to possess, in the foreseeable future, personal information of more than one million users or persons, based on our understanding of the Cybersecurity Review Measures, we do not expect that we will be subject to cybersecurity review by the CAC in connection with our offering of securities to foreign investors and listing on the Nasdaq. Nevertheless, the exact scope of critical information infrastructure operator and “internet platform operator” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion to decide the identification of critical information infrastructure operator as well as in the interpretation and enforcement of the Cybersecurity Review Measures and other laws, regulations and implementation rules. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator or an internet platform operator thereunder.

Since 2022, the CAC also promulgated a series of rules and regulations on outbound data transfer, outlining the regulatory framework and providing detailed guidance. A data processor is subject to different regulatory requirements, depending on the nature, sensitivity and volume of the data to be transferred. See “Item 4.—Information on the Company—B. Business Overview—Regulation—PRC Regulation.”

The PRC laws and regulations concerning data privacy and cybersecurity are continually evolving and not always clear, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We cannot assure you that we will comply with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all respects and any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries, penalties and other proceedings or actions against us by governmental authorities, such as warnings, fines, making certain required rectification, service suspension and/or other sanctions, as well as negative publicity and damage to our reputation. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the future regulatory changes, including impact of any draft measures, at this stage, and we will closely monitor and assess any development in the rule-making process. If additional requirements are imposed to companies like us, such as the clearance of cybersecurity review, we face uncertainties as to whether we can fulfill those requirements in a timely manner, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, which could materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and currently effective laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and may be amended from time to time, and the PRC legal system continues to rapidly evolve, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws and regulations often give the regulator significant discretion in how to enforce them, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than that in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us or our directors may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the U.S. Department of Justice and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. Some of our directors reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we or our directors commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a “Commission Identified Issuer” under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data, which provide a broad definition of scientific data and rules for the management of scientific data. According to these measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit scientific data for management by the entity to which such researcher is affiliated before the data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain approvals for sending scientific data (such as the results of our clinical trials conducted within China) abroad, or to our foreign partners in China.

If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the government authorities consider the transmission of our scientific data to be in violation of the requirements under the measures, we may be subject to specific administrative penalties imposed by those government authorities.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated recently and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the then U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

While we have not started the commercialization of our drug candidates, any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Recent litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

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

For the period from January 1, 2023 to the date of this annual report, the trading price of our ADSs ranged from US$1.16 to US$7.67 per ADS. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with operations in the same industry that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies listed in the United States and consequently may impact the trading performance of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

●	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;
●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
●	any adverse changes to our relationship with manufacturers or suppliers;
●	the results of our testing and clinical trials;
●	the results of our efforts to acquire or license additional drug candidates;
●	variations in the level of expenses related to our existing drugs and drug candidates or pre-clinical, clinical development and commercialization programs;
●	any intellectual property infringement actions in which we may become involved;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	fluctuations in product revenue, sales and marketing expenses and profitability; manufacture, supply or distribution shortages;
●	variations in our results of operations;
●	announcements about our results of operations that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on results of operations;
●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;
●	changes in financial estimates by securities research analysts;
●	media reports, whether or not true, about our business, our competitors or our industry;
●	additions to or departures of our management;
●	fluctuations of exchange rates between the U.S. dollar and the RMB or other currencies of the jurisdiction where our contractors are located;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs by us, our executive officers and directors or our shareholders;
●	any share repurchase programs;
●	general economic and market conditions and overall fluctuations in the U.S. equity markets;
●	changes in accounting principles; and
●	changes or developments in the U.S., PRC or global regulatory environment.

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

We cannot guarantee that any share repurchase programs will be fully consummated or that any share repurchase programs will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

Our board of directors has authorized share repurchase programs, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to a maximum amount during a given period. We implemented share repurchases pursuant to those authorized share repurchase programs from time to time. Our board of directors reviews the implementation of share repurchases periodically and may authorize adjustment of the terms and size of the share repurchase programs. For details of the purchase of equity securities by us and affiliated purchasers, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” The timing and dollar amount of share repurchases could affect the price of our ADSs and increase volatility. Nevertheless, there can be no assurance that any of our share repurchase programs will be fully consummated or that such share repurchase programs could enhance long-term shareholder value. For example, of the US$40 million that we were authorized to use in repurchasing ADSs under the share repurchase program that was in effect from September 12, 2022 through September 11, 2023, we only used approximately US$6.8 million. Of the US$40 million that we are currently authorized to use in repurchasing ADSs under the share repurchase program that is in effect from August 15, 2023 through August 14, 2024, we had used approximately US$4.8 million as of December 31, 2023.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and development of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Certain holders of our ordinary shares may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market, or sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale could cause the price of our ADSs to decline.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the Foreign Court) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our mid-year results as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer. However, if we determine that we no longer meet the definition of a foreign private issuer in the future, we would become subject to the reporting requirements for a domestic company.

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

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2023, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

We commenced our operations in November 2014, when our predecessor Third Venture Biopharma (Nanjing) Co., Ltd was established.

I-Mab was established in June 2016 under the laws of the Cayman Islands as our offshore holding company. In July 2016, I-Mab established I-Mab Biopharma Hong Kong Limited, or I-Mab Hong Kong, as its intermediary holding company. In August 2016, I-Mab Hong Kong established a wholly-owned PRC subsidiary, I-Mab Biopharma Co., Ltd., or I-Mab Shanghai. In September 2016, the assets and operations of Third Venture Biopharma (Nanjing) Co., Ltd were consolidated into I-Mab Shanghai.

In July 2017, I-Mab Hong Kong acquired a controlling interest in I-Mab Bio-tech (Tianjin) Co., Ltd., or I-Mab Tianjin, formerly known as Tasgen Bio-tech (Tianjin) Co., Ltd., a company focused on the chemistry, manufacturing and controls of biologics in China. Through an internal corporate restructuring, I-Mab Tianjin became the 100% owner of I-Mab Shanghai in September 2017 and I-Mab Hong Kong acquired the remaining interest in I-Mab Tianjin in May 2018, becoming the 100% owner of I-Mab Tianjin.

In February 2018, I-Mab Hong Kong established in Maryland, United States, a wholly-owned subsidiary I-Mab Biopharma US Limited, or I-Mab US, as the hub for the discovery and development of the drug candidates in our Global portfolio.

On January 17, 2020, our ADSs commenced trading on the Nasdaq Global Market under the symbol “IMAB.”

In 2020, we invested in a comprehensive biologics manufacturing facility in Hangzhou, China as part of our strategic plan to become a specialty biopharma company. The construction of this facility commenced in April 2021. This facility established a pilot capacity of two production lines. The project was financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon the closing of this project, we, through our wholly-owned subsidiary and parties acting in concert, were a majority shareholder of I-Mab Biopharma (Hangzhou) Co., Ltd., or I-Mab Hangzhou, the entity holding the facility in Hangzhou. On July 16, 2022, I-Mab Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise approximately US$46 million (in RMB equivalent). Upon the closing of the financing, we, through our wholly-owned subsidiary, became the largest shareholder of I-Mab Hangzhou. Upon the occurrence of certain triggering events as specified in the shareholders agreement among I-Mab Hangzhou, we, through our wholly-owned subsidiary, and other domestic investors, including but not limited to, I-Mab Hangzhou’s failure to accomplish certain public offering condition, may be obligated to repurchase the equity held by other domestic investors in cash or in our securities in the period beyond 12 months. On February 6, 2024, in connection with the divestiture of the Greater China assets and business operations, we transferred the equity interests we held, through our wholly-owned subsidiary, in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. However, the non-participating shareholders of I-Mab Hangzhou have initiated legal proceedings against I-Mab Hong Kong and our company in connection with the aforementioned transaction. See “Item 8. Financial Information—A. Consolidated Statements of Other Financial Information—Legal Proceedings.” The total amount of potential repurchase obligations owed to the non-participating shareholders upon the closing of the transaction is expected to range from US$30 million to US$35 million. Concurrently with the divestiture, we also participated in the Series C fundraising of I-Mab Hangzhou. See Note 8 and Note 22 to our consolidated financial statements included elsewhere in this annual report for additional information of our investment in I-Mab Hangzhou.

In September 2020, we, through I-Mab Shanghai and I-Mab US, entered into a broad global collaboration with AbbVie Ireland Unlimited Company, or AbbVie, a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie a global license, excluding mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab. In August 2022, we and AbbVie Global Enterprises Ltd., the assignee of AbbVie, entered into an amendment to the original collaboration agreement. This amended agreement is referred as the AbbVie Collaboration Agreement. Pursuant to the AbbVie Collaboration Agreement, the parties collaborated on the global development of anti-CD47 antibody therapy, and we regained the exclusive right to develop and commercialize all licensed products under the amended collaboration agreement in Greater China. AbbVie discontinued the global Phase 1b study of lemzoparlimab combination therapy with azacitidine and venetoclax, in patients with myelodysplastic syndromes and acute myeloid leukemia, and a Phase 1b study of lemzoparlimab in patients with relapsed/refractory multiple myeloma. These discontinuations were not related to any specific or unexpected safety concerns. On September 21, 2023, we received a notice from AbbVie, terminating the AbbVie Collaboration Agreement in its entirety. Such termination by AbbVie, which took effect on November 20, 2023, is based on the previous program discontinuation and AbbVie’s strategic decision and did not and will not affect the upfront and milestone payments of US$200 million that we have received from AbbVie. Upon the termination, we regained the full global rights to develop and commercialize certain CD47 compounds and products under the AbbVie Collaboration Agreement, including lemzoparlimab. As of the date of this annual report, AbbVie has paid us an upfront payment of US$180 million and milestone payment of US$20 million. On February 6, 2024, we entered into definitive agreements with I-Mab Hangzhou and a group of China-based investors to divest the Greater China assets and business operations. Upon the completion of such divestiture, we own the ex-Greater China rights to develop and commercialize certain CD47 compounds and products, including lemzoparlimab.

In October 2023, we divested the 51% equity interest in Zhejiang Tianli Pharmaceutical Sales Co., Ltd. previously held by I-Mab Biopharma Co., Ltd.

On February 6, 2024, we entered into definitive agreements with I-Mab Hangzhou and a group of China-based investors to divest the Greater China assets and business operations. Pursuant to the definitive agreements, we transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd., or I-Mab Shanghai, that operates our business in China, on a cash-free and debt-free basis, to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on I-Mab Hangzhou’s achievement of certain future regulatory and sales-based milestone events. We also retain a right of first negotiation outside of Greater China related to three future investigational new drug candidates. In addition, as credit enhancement measures for payment of the consideration, I-Mab Hangzhou will secure a bank facility or a loan with the amount no less than US$20 million. In connection with the divestiture, we have transferred the equity interests we held through our wholly-owned subsidiary in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. However, the non-participating shareholders of I-Mab Hangzhou have initiated legal proceedings against I-Mab Hong Kong and our company in connection with the aforementioned transaction. The total amount of potential repurchase obligations owed to the non-participating shareholders upon the closing of the transaction is expected to range from US$30 million to US$35 million. In light of the divestiture of the Greater China assets and business operations, we are no longer considering listing our shares in Shanghai or Hong Kong as previously announced in 2021.

Our principal executive offices are located at 2440 Research Boulevard, Suite 400, Rockville, MD 20850, the United States. Our telephone number at this address is (240) 745-6330.

Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

All information filed with the SEC can be obtained over the internet at SEC’s website at https://www.sec.gov. You can also find information on our website ir.i-mabbiopharma.com. The information contained on our website is not a part of this annual report.

B.Business Overview

Executive Summary

In 2023, we faced a series of risks, including macroeconomic and geopolitical headwinds, which prompted us to re-position our overall business in response to these challenges, while focusing on re-prioritizing the pipeline development to deliver on key clinical milestones. The execution of these strategies resulted in a streamlined workforce and development activities focusing on key clinical stage pipeline assets. On February 6, 2024, we entered into definitive agreements with I-Mab Hangzhou and a group of China-based investors to divest the Greater China assets and business operations. Pursuant to the definitive agreements, we have transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd. that operates our business in China, on a cash-free and debt-free basis, to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on I-Mab Hangzhou’s achievement of certain future regulatory and sales-based milestone events. Following the completion of the divestiture, we do not own any rights to the Greater China portfolio. Collectively, we are now in a solid position to continue to deliver the expected key catalysts and value through clinical stage pipeline assets and global partnerships with a more prudent expenditure strategy to support our key business operations.

More specifically, we made significant progress in our pipeline development by focusing on our global oncology clinical assets: uliledlimab, givastomig (TJ-CD4B) and ragistomig (TJ-L14B). Substantial achievements in 2023 included: (1) completed enrollment of over 200 patients to ongoing Phase 2 study of uliledlimab in combination with toripalimab (a PD-1 inhibitor); (2) presentation of uliledlimab Phase 2 data at American Society of Clinical Oncology for patients with newly diagnosed, metastatic NSCLC achieving a 31% objective response rate with the chemotherapy-free regimen and a 63% objective response rate amongst patients with PD-L1 and CD73 high expressing tumors; (3) presentation of givastomig monotherapy dose escalation data at European Society of Medical Oncology reporting efficacy and a potentially differentiated safety profile without severe vomiting; (4) completed enrollment of the planned expansion cohort of givastomig monotherapy for patients with previously treated Claudin18.2 expressing gastric or esophageal cancer and amended the study to add patient cohorts with newly diagnosed Claudin18.2 expressing gastric or esophageal cancer in combination with chemotherapy and an immune checkpoint inhibitor to begin enrollment in the first half of 2024; and (5) reported signs of monotherapy efficacy with ragistomig amongst patients with previously treated solid tumors, including patients previously treated with immune checkpoint inhibitors with plans for academic presentation in the first half of 2024.

Our Drug Pipeline

Uliledlimab (TJD5): A Highly Differentiated CD73 Antibody for Solid Tumors

Summary

Uliledlimab is a CD73 neutralizing antibody with potential to block nearly 100% enzymatic activity. CD73 is a homodimeric enzyme widely expressed in multiple tumors and plays a critical role in the generation of adenosine, contributing to an immuno-suppressive tumor microenvironment. The key differentiation of uliledlimab, when compared to some of the other clinical-stage CD73 antibodies, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” In addition, uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which may be seen with small-molecule competitive blockers. Preclinical studies have shown that uliledlimab can completely reverse the adenosine-mediated suppression of T cells in vitro. When combined with a PD-(L)1 antibody in vivo, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth compared to PD-(L)1 monotherapy.

In the U.S., we have completed the initial assessment of a Phase 1 clinical study where uliledlimab was evaluated as a monotherapy lead-in and followed by combining with atezolizumab (Tecentriq®) in patients with solid tumors. Topline results from this study showed that uliledlimab is safe and well-tolerated across all the dose cohorts evaluated. The data demonstrated a favorable linear pharmacokinetic and steep pharmacokinetic/pharmacodynamic relationship with complete receptor occupancy as expected based upon the normal dose-response property of uliledlimab without the hook effect. Furthermore, encouraging clinical efficacy signals from this study were observed in non-small cell lung cancer and ovarian cancer patients with higher CD73 and PD-L1 co-expression in the tumor, indicating a potential correlation between the clinical activity of uliledlimab and tumor CD73 expression as a potential predictive biomarker that warrants further investigation.

Supported by the results of the Phase 1 study, our Phase 2 studies further evaluated the efficacy and safety of uliledlimab in combination with checkpoint inhibitors in Stage IV NSCLC and other select tumor types. The Phase 2 cohort data of uliledlimab in combination with toripalimab (TUOYI®), a programmed cell death protein (PD-1) inhibitor, in patients with Stage IV NSCLC were presented in June 2023 at the 2023 ASCO annual meeting. Results from an ongoing Phase 2 study of uliledlimab in combination with toripalimab showed a favorable safety profile and an encouraging objective response rate of 31% (21/67) in the overall population regardless of CD73 and programmed cell death ligand (PD-L1) expression. In this study, without concomitant chemotherapy, in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1%, the observed complete response rate was 63% (10/16).

Competitive Landscape

The most advanced CD73 antibody currently in clinical development is oleclumab (MEDI-9447) sponsored by Medimmune/AstraZeneca, which has initiated a Phase 3, double-blinded, placebo-controlled, randomized study of durvalumab plus oleclumab in patients with locally advanced (Stage III), unresectable NSCLC who have not progressed following definitive, platinum-based concurrent chemoradiation therapy. Data from the COAST Phase 2 trial and NeoCOAST Phase 2 trials showed that the addition of oleclumab to durvalumab enhanced anti-tumor immune responses in patients with NSCLC. AK119 (from AkesoBio) was in Phase 1 clinical development for solid tumors. Arcus Biosciences had also reported encouraging results in their Phase 1b/2 trial of quemliclustat, a small molecule CD73 inhibitor, in combination with zimberelimab plus chemotherapy in patients with pancreatic cancer.

Molecular Differentiation of Uliledlimab

Extracellular AMP can be generated from ATP, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways, all of which converge to CD73 as a rate-limiting enzyme to generate adenosine. Thus, the CD73 antibody is expected to block adenosine generation more completely than other upstream targets in the adenosine pathway. The key advantages of uliledlimab when compared with other CD73 antibodies or small molecule inhibitors can be summarized as follows: (1) uliledlimab exhibits a typical dose-response curve without the “hook effect” to achieve the complete inhibition of both soluble and surface-bound CD73; and (2) uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which may occur with small-molecule competitive blockers. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.

Biochemically, uliledlimab displayed complete inhibition of soluble CD73 enzymatic activity (IC50 = 0.22 n M) without the “hook effect” in contrast to the comparator molecules, which at higher concentrations caused a paradoxical rebound of enzymatic activity presumably due to its inter-dimer binding mode. The recent structural data revealed by cryo-EM showed that uliledlimab binds to a unique epitope located at the C-terminus of CD73 dimer distinct from other CD73 antibodies, including oleclumab, all of which bind to the N-terminus of CD73. With this unique epitope, uliledlimab adopts a differentiated intra-dimer binding mode to prevent the conformational change of CD73 from inactive to the active form, resulting in the complete inhibition of CD73 enzymatic activity without causing a “hook effect.”

Figure:	Inhibition of soluble CD73 enzymatic activity and the binding epitope of CD73 antibodies.

Immunologically, AMP inhibited interferon-gamma (IFN-γ) production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor micro-environment where AMP is abundantly produced. However, this suppression is reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73 high human ovarian cell line SK-OV-3 and human T cells were co-cultured, the addition of uliledlimab restored T cell activity as measured by IFN-γ production in a concentration-dependent manner. In addition to the reversal of AMP-mediated T cell suppression, uliledlimab treatment activates human B cells, as evidenced by the up-regulation of activation markers CD69 and CD83, as well as antigen presentation markers CD86 and HLA-DR. Compared with T cells, the effects of uliledlimab on B cells were adenosine independent.

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

Figure:Inhibition of tumor growth and in situ CD73 activity by uliledlimab alone or in combination with a PD-1 or PD-L1 antibody.

Summary of Clinical Results

Phase 1 dose-escalation study in combination with atezolizumab

Data from the U.S. Phase 1 dose-escalation study of uliledlimab in combination with atezolizumab, which were presented at the 2021 ASCO annual meeting, showed that uliledlimab is safe and well-tolerated with no dose-limiting toxicity across all the dose cohorts in combination with atezolizumab. All treatment-related adverse events were either Grade 1 or Grade 2. Uliledlimab demonstrated a linear pharmacokinetic profile and reached full receptor occupancy on B cells at the middle and high dose levels with no “hook effect,” confirming a normal pharmacokinetic/pharmacodynamic relationship and sigmoid dose-activity response.

Patients who participated in the study had advanced cancers and had exhausted other cancer therapies. Among the 13 efficacy-evaluable patients dosed at 10 mg/kg or higher, three patients had complete or partial responses (complete response rate = 23%) and three had stable disease (disease control rate = 46%). The range of time on treatment for the six patients with a response and stable disease was from 187 to 485 days. The clinical activity was observed in both PD-(L)1 treatment naïve and refractory cancer patients, including one partial response patient who previously failed nivolumab. All three responders were identified to exhibit higher co-expression of tumor CD73 and PD-L1 as compared to non-responders, indicating a correlation between higher CD73 expression and clinical activity of uliledlimab and a potential role of CD73 as a predictive biomarker to warrant further investigation.

Figure:

Treatment duration for the combination therapy of uliledlimab and atezolizumab. Baseline expression of PD-L1 and CD73 in the tumor as measured by immunohistochemistry in responders (n=3) and non-responders (n=10).

Phase 2 clinical study of uliledlimab in combination with PD-1 antibody (toripalimab) in advanced NSCLC

In June 2023, we presented the encouraging clinical results of Phase 1b/2 study (NCT04322006) evaluating uliledlimab in combination with toripalimab (TUOYI®) in patients with NSCLC at the 2023 ASCO annual meeting. The data are part of a dose expansion portion of a Phase 1b/2 trial evaluating the safety and efficacy of the combination therapy and investigating the potential correlation between tumor CD73 expression and clinical response for patients with advanced cancer.

As of April 14, 2023, 70 patients had been enrolled in the Phase 1b/2 cohort of uliledlimab and PD-1 combination therapy for patients with Stage IV NSCLC who were ineligible for chemotherapy. Results from an ongoing Phase 2 study of uliledlimab in combination with toripalimab, a PD-1 inhibitor, showed a favorable safety profile and an encouraging objective response rate of 31% (21/67) in the overall population regardless of CD73 and PD-L1 expression. In this study, without concomitant chemotherapy, in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1%, the observed complete response rate was 63% (10/16).

Clinical Development Plan

Following the divestiture of the Greater China assets and business operations, we are now focused on advancing innovative therapies involving uliledlimab outside Greater China. In the U.S., we plan to submit an IND for uliledlimab in combination with chemotherapy and checkpoint inhibitors in newly diagnosed patients with advanced NSCLC in the first half of 2024.

Givastomig (TJ-CD4B): A Novel, Tumor-Dependent T Cell Engager for Gastric and Other Cancers

Summary

Givastomig is a bi-specific antibody targeting Claudin18.2 (CLDN18.2), a tumor antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and then bind to 4-1BB, a co-stimulatory molecule on T cells, on cells adjacent to CLDN18.2 positive cells. CLDN18.2 is a tight junction molecule normally restricted to epithelial cells of the gastric mucosa, but becomes widely expressed in select tumors, such as gastric, esophageal, and pancreatic cancers, making it a highly attractive tumor target.

In collaboration with ABL Bio, we developed givastomig, also known as ABL111, which provides two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. Firstly, givastomig, also known as TJ033721, can bind to tumor cells even with low levels of CLDN18.2 expression, making it potentially for a broader patient population with various expression levels of CLDN18.2. Secondly, only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon CLDN18.2 engagement and is expected to exert strong anti-tumor activity while minimizing systemic side effects such as liver toxicity seen with 4-1BB agents in previous clinical studies. Givastomig appears to effectively maintain a strong tumor binding property and anti-tumor activity attributable to a synergistic effect of both CLDN18.2 antibody and 4-1BB antibody while avoiding or minimizing liver toxicity and systemic immunotoxicity commonly seen with 4-1BB antibodies as a drug class.

In November 2021, we and ABL Bio jointly announced the pharmacodynamic data and safety of givastomig/ABL111 in animal models and cell cultures at the 2021 SITC annual meeting. The data are summarized as below: (1) Potent anti-tumor activity was observed with the proliferation of immune cells within the tumor microenvironment as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor; (2) Givastomig was well tolerated in non-human primates and did not induce a systemic immune response or liver toxicity up to levels of 100 mg/kg; and (3) Activation of immune pathways by givastomig was demonstrated by a pro-inflammatory profile and increased gamma interferon-regulated gene expression in primary human CD8+ T cells co-cultured with CLDN18.2 expressing cells. In March 2022, we announced that the U.S. FDA granted givastomig Orphan Drug Designation for the treatment of gastric cancer, including gastroesophageal junction carcinoma.

In October 2023, we presented the topline Phase 1 data of givastomig with promising early efficacy signals, including patients with low levels of CLDN18.2 tumor expression, at the ESMO annual meeting. Phase 1 dose escalation has reached the highest planned dose level. Most treatment-related adverse events were low-grade. In this study, encouraging findings of monotherapy efficacy were observed, including in tumors with lower levels of CLDN18.2 expression, in patients with previously treated cancer that has relapsed or progressed after prior standard treatments.

Following the divestiture of the Greater China assets and business operations, we no longer own the rights to develop and commercialize givastomig in Greater China. We expect to continue to sponsor a Phase 1 study of givastomig in combination with chemotherapy and a PD-1 inhibitor in patients with treatment-naïve gastric, gastro-esophageal junction and esophageal cancer at both the U.S. and China investigational sites. In parallel, we are developing a CLDN18.2 immunohistochemistry assay for patient selection, which we expect to use in our future clinical studies. Furthermore, we are in the process of exploring potential global partnership opportunities for givastomig.

Therapeutic Indications

Gastric cancer is one of the leading causes of cancer-related deaths worldwide. Treatment for advanced gastric, gastro-esophageal junction, or esophageal adenocarcinoma often involves a combination of chemotherapy and now, immune therapies. However, the clinical benefit remains modest with the current therapies. Therefore, there is a significant unmet medical need as most patients with metastatic cancer will die as a result of the cancer. While CLDN18.2 is a recently recognized tumor marker, clinical data indicated that over 70% of GC patients in Asia and Europe have tumors expressing CLDN18.2, although the levels of CLDN18.2 expression may be lower for many patients than what earlier generations of CLDN18.2 targeting therapies were designed to treat.

Potential Advantages of Givastomig

Givastomig is a novel bi-specific antibody, with one arm targeting CLDN18.2 and the other targeting 4-1BB through conditional or local activation. The key differentiation of givastomig is two-fold. Firstly, it binds to tumors with a wide range of CLDN18.2 expression levels, including lower expression, as demonstrated in pre-clinical animal models. Secondly, the 4-1BB arm of givastomig is designed to function upon local tumor engagement as a mechanism of conditional activation. This feature makes givastomig a unique T cell activator only localized at the tumor site without relevant systemic toxicities, e.g. liver toxicity and systemic cytokine release, that are typically associated with 4-1BB. In addition, givastomig exhibits less gastrointestinal toxicity than what is commonly observed for other CLDN18.2 targeted therapeutics.

Moreover, unlike previous generations of 4-1BB agonist antibodies with hepatotoxicity issues, givastomig binds to a distinct 4-1BB epitope that only triggers 4-1BB signaling upon CLDN18.2 target engagement but not Fc receptor interaction. This unique tumor-associated antigen-dependent property is expected to drastically reduce peripheral T cell activation and hepatic and systemic immunotoxicity without compromising anti-tumor activity. If proven in the clinic, these properties enable givastomig to be highly differentiated from other CLDN18.2-based compounds.

Figure:

Schematic diagram of the overall structure of givastomig and its components. The 4-1BB agonistic antibody is a single-chain Fv connected to the C-terminus of a disabled Fc in a full anti-CLDNJ8.2 antibody via a flexible linker. The design allows the molecule to fit in the immune synapse (left) and trans-activate T cells only upon tumor cell binding.

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

Superior in vivo Anti-tumor Efficacy of Givastomig. In mice grafted with tumor cells expressing human CLDN18.2, givastomig treatment twice a week for three weeks completely suppressed tumor cell growth in six out of seven mice, delivering far better efficacy than equimolar doses of single agent drugs targeting CLDN18.2 or 4-1BB alone or in combination. Remarkably, when these tumor-free mice were re-challenged with a second tumor implant a month after drug cessation, they remained totally protected from tumor implantation, indicating that givastomig produced a durable anti-tumor response. Immune cell analysis revealed a significant increase in CD45+ and CD8+ T cells that infiltrated the tumor tissue after givastomig treatment, but there were no changes in the periphery, suggesting that givastomig could turn a cold tumor into a hot tumor, and the effect was localized. The anti-tumor efficacy of givastomig was dose-dependent, with a minimal efficacious dose of 0.4 mg/kg.

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

Preclinical Pharmacodynamics and Safety. The pharmacodynamic data and safety of givastomig in animal models and cell cultures were jointly announced by I-Mab and ABL Bio, Inc. at the 2021 SITC annual meeting. Analysis of the data found: (1) Potent anti-tumor activity was observed with the proliferation of immune cells in the tumor microenvironment as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor; (2) Givastomig was well tolerated in non-human primates and did not induce a systemic immune response or liver toxicity up to levels of 100mg/kg; and (3) Activation of immune pathways by givastomig/ABL111 was demonstrated by a pro-inflammatory profile and increased gamma interferon-regulated gene expression in primary human CD8+ T cells co-cultured with CLDN18.2 expressing cells. In the four-week good laboratory practice monkey toxicity study, givastomig was well tolerated with no major findings. There was no liver toxicity noted, nor was there evidence of systemic immune activation. There were mild stomach changes that were considered on-target but non-adverse and were reversible. NOAEL was determined to be 100 mg/kg with a sufficient therapeutic window.

Summary of Clinical Results

Phase 1 clinical trial of givastomig in patients with advanced or metastatic solid tumors:

The dose escalation part of the study reached 15 mg/kg without encountering dose limiting toxicity. By the end of 2022, eight dose cohorts had been completed, with 38 subjects dosed. Givastomig was well tolerated, most of the treatment-related adverse events were grade 1 or 2 and no dose limiting toxicity was reported. There is a dose-dependent increase of drug exposure and soluble 4-1BB in serum, suggestive of a favorable pharmacokinetic/pharmacodynamic profile with durable T cell activation and the potential to test a longer dosing interval in the future. Partial response and stable disease signals of givastomig monotherapy efficacy were observed across efficacious dose levels in patients with gastric and esophageal cancer whose cancer had progressed after multiple lines of prior therapies, including PD-1 therapy. Encouragingly, efficacy signals were also observed in patients with low CLDN18.2 expression, indicating its potential to treat CLDN18.2 low-expressing tumors where other CLDN18.2 targeted agents have shown a limited treatment effect. In October 2023, we presented the topline Phase 1 data of givastomig with promising early efficacy signals, including patients with low levels of CLDN18.2 tumor expression, at the ESMO annual meeting. Phase 1 dose escalation has reached the highest planned dose level. Most treatment-related adverse events have been low-grade. In this study, encouraging findings of monotherapy efficacy were observed, including in tumors with lower levels of CLDN18.2 expression, in patients with previously treated cancer that has relapsed or progressed after prior standard treatments.

Clinical Development Plan

Following the divestiture of the Greater China assets and business operations, we do not own the rights to develop and commercialize givastomig in Greater China. The Phase 1 study, which was still ongoing at the time of divestiture, is a global study with sites and patients enrolled in both the U.S. and China. We expect to continue to sponsor this study in both the U.S. and China territories. More data from the ongoing study are anticipated in the first half of 2024, with potential for presentation at academic meetings in the second half of 2024. In addition, dose escalation in combination with standard chemotherapy and immunotherapy regimens for patients with treatment naïve gastric, gastro-esophageal junction, and esophageal cancer began in the first quarter of 2024. In parallel, we are developing a CLDN18.2 immunohistochemistry assay for patient selection, which we expect to use in our future clinical studies. Furthermore, we are in the process of exploring potential global partnership opportunities for givastomig.

Ragistomig (TJ-L14B): A PD-L1-Based Tumor-Dependent T-Cell Engager for Solid Tumors

Summary

Ragistomig, also known as TJ-L14B or ABL503, is a bi-specific antibody targeting both PD-L1 and 4-1BB and was developed in collaboration with ABL Bio. It was designed to improve the efficacy of anti-PD-(L)1 therapies while mitigating the potential toxicity associated with earlier 4-1BB-directed therapies. Similar to givastomig, 4-1BB-stimulated T cell activity only occurs upon tumor cell binding by the anti-PD-L1 part of ragistomig. This localized T cell activation is expected to exert strong anti-tumor activity while reducing systemic side effects such as liver toxicity. In a humanized mouse tumor model, a short course of ragistomig treatment displayed greater anti-tumor efficacy than anti-PD-L1 or anti-4-1BB antibodies alone or in combination and showed evidence of immunological memory response that resisted tumor re-challenge. We share the global rights with ABL Bio for ragistomig, except for in Greater China and South Korea where ABL Bio has sole rights. In September 2023, ragistomig successfully obtained patent registration in eight Eurasian countries. The patent, officially named “Anti-PD-L1/Anti-4-1BB Bispecific Antibody and Its Applications,” secures patent rights extending through 2039. Furthermore, this patent has already been granted in Chile, South Africa and Japan. Patent examinations are currently underway in over 20 countries, including the U.S., China and countries in Europe.

Therapeutic Indications

New therapeutic options are urgently needed for cancers that are refractory to or relapse after PD-(L)1 treatment. The approach of ragistomig is to maximize T cell activity by simultaneously blocking the inhibitory pathways via PD-L1 binding and turning on co-stimulatory 4-1BB pathway. In addition to I-Mab, other companies are developing PD-L1 x 4-1BB bi-specific antibodies, including Genmab and Inhibrx.

Advantages of Ragistomig

We believe that based on publicly available information and preclinical studies, ragistomig has the potential to be a highly differentiated PD-L1 and 4-1BB bispecific antibody. In terms of format, some of the leading compounds are monovalent heterodimers which may affect the potency of each arm and increase the complexity of chemistry, manufacturing and controls. In addition, as detailed earlier, the anti-4-1BB moiety of ragistomig binds to a novel epitope that only triggers 4-1BB signaling upon tumor binding leading to a reduced cytokine release and hepatic and systemic immunotoxicity without compromising anti-tumor activity. Ragistomig is also more specific than certain competitor molecules in terms of 4-1BB binding relative to other TNFR families of co-stimulatory molecules. If proven in clinical trials, these potential advantages could differentiate ragistomig from other competing compounds.

Summary of Preclinical Results

PD-L1 level-dependent 4-1BB Agonism and T cell Activity. The ability of ragistomig to ligate 4-1BB and activate downstream signaling was tested in a co-culture of PD-L1+ target cells with T cells as effectors. The results in the figure show that the level of NF-kB reporter activity elicited by ragistomig correlated with the level of PD-L1 expression on the target cells. In contrast, urelumab induced NF-kB reporter activity regardless of target cell PD-L1 expression. Importantly, ragistomig promoted the proliferation of CD8+ tumor-infiltrating lymphocytes obtained from human tumor samples in a similar extent to urelumab, while the parental anti-PD-L1 and anti-4-1BB antibodies, either alone or in combination, had no effect, confirming a strict PD-L1-dependence on T cell stimulation by ragistomig.

Figure:

Dose-dependent PD-L1-restricted T cell activity by ragistomig/ABL503 but not urelumab in a co-culture system of T cells and target cells expressing different levels of PD-L1 (as represented by mean fluorescent intensity (MFJ) values).

Superior in vivo Anti-tumor Efficacy of ragistomig. In mice grafted with tumor cells expressing human PD-L1, ragistomig treatment every three days for four cycles suppressed tumor cell growth in a dose-dependent manner, delivering far better efficacy than equimolar doses of single agents alone or in combination. Remarkably, when the treated tumor-free mice were re-challenged with a second tumor graft after drug cessation, they remained resistant, indicating that ragistomig produced a durable anti-tumor response.

Figure:

Potent in vivo anti-tumor activity of ragistomig in a mouse tumor model. Mice transgenic for humanized 4-1BB were grafted with MC38 cells expressing human PD-L1. Mice were treated with the indicated antibodies every three days for four times. Tumor-free animals were re-challenged with a second dose of the tumor on day 40 with treatment-naïve animals as a control. Ragistomig is also known as ABL503.

Preclinical Safety. In contrast to certain competitor PD-L1 x 4-1BB bispecific antibodies, ragistomig did not induce cytokine release (including IL-6 and TNF-α) up to 0.83 mg/ml, which corresponded to a human equivalent dose of 15 mg/kg. Animal pharmacokinetic and toxicity studies have also been completed. Results of these studies indicate that the NOAEL was 15 mg/kg/dose. This dose was also considered the highest non-severely toxic dose. A starting dose of 0.7 mg is proposed for the first-in-human study. There is a >3000-fold safety margin between the proposed first-in-human dose and the nonclinical safety assessment studies including in vitro cytokine release assays and good laboratory practice toxicology studies.

Summary of Clinical Results

Phase 1 dose-escalation study is underway in patients with progressive, locally advanced or metastatic solid tumors who are relapsed or refractory following prior lines of treatment. The dose expansion portion of the Phase 1 study is actively underway in the U.S. and South Korea. While preliminary efficacy signals have emerged, the maximally tolerated dose has not yet been reached.

Clinical Development Plan

Our partner ABL Bio will present the top-line Phase 1 clinical data at a major medical conference in the first half of 2024. More data will be generated and reported as the trial progresses.

Lemzoparlimab (TJC4): A Novel CD47 Antibody for Immuno-Oncology

Summary

Lemzoparlimab is a fully human CD47 monoclonal antibody discovered and developed internally by our company for cancer immunotherapy. Development of CD47 antibodies has been challenging due to their on-target binding to CD47 expressed on red blood cells (RBCs). Therefore, various CD47 antibodies in their clinical development may potentially cause severe hemolytic anemia and other hematologic side effects. As a result, many CD47 antibody programs have either been terminated or faced drug safety challenges in clinical trials.

Lemzoparlimab is a novel CD47 antibody by design. It was originally selected from antibody screen campaigns designed to identify CD47 antibody leads with minimal binding to RBCs while maintaining strong binding to tumor cells.

In September 2020, we granted AbbVie Ireland Unlimited Company, or AbbVie, an ex-Greater China license to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47). On August 15, 2022, we and AbbVie Global Enterprises Ltd. (as an assignee of AbbVie) entered into an amendment to the original licensing and collaboration agreement. This amended agreement is referred to as the “AbbVie Collaboration Agreement.” AbbVie discontinued certain clinical studies of lemzoparlimab, and such discontinuations were not related to any specific or unexpected safety concerns. On September 21, 2023, we received a notice from AbbVie, terminating the AbbVie Collaboration Agreement in its entirety. Such termination is based on the previous program discontinuation and AbbVie’s strategic decision.

In terms of lemzoparlimab’s differentiation in drug safety, the preclinical, Phase 1, and Phase 2 clinical studies we previously conducted in China have supported a good safety profile without the need for a priming dosing regimen. In terms of treatment efficacy, the Phase 1 and Phase 2 clinical trials have demonstrated encouraging efficacy signals, mostly in hematologic malignancies. We previously initiated a Phase 3 clinical trial for first-line myelodysplastic syndromes combination therapy in China in April 2023, however, following the termination of the AbbVie Collaboration Agreement and the completion of the divestiture of the Greater China assets and business operations, we ceased to sponsor this Phase 3 clinical trial of lemzoparlimab. We will continue to evaluate opportunities to further develop lemzoparlimab and related drugs, as well as potential business partnership with other global pharmaceutical and bio-tech companies in the future. Those decisions may be informed by additional insights gained from lemzoparlimab clinical data, non-clinical data, or updated knowledge of the asset class.

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

Figure:

The left. Crystal structure of the complex of the Fab of lemzoparlimab (TJC4, Cyan) binding with the extracellular domain of human CD47 (Green). The right. In a representative experiment, human RBCs were treated with PNGase for 1 hr, followed by the addition of lemzoparlimab (TJC4) ore comparator CD47 antibody that binds strongly to RBC at the indicated concentrations. The binding of CD47 antibodies to the treated (de-glycosylated) or untreated RBCs was analyzed by flow cytometry.

In summary, the underlying mechanism is attributable to a unique binding site of lemzoparlimab or so-called glyco-epitope on RBCs. That is, the unique glycosylation integrated with the binding site of lemzoparlimab serves as a natural molecular barrier to prevent lemzoparlimab from engaging RBCs. Therefore, RBCs are only minimally accessible by lemzoparlimab. In contrast, the binding site on tumor cells does not have the same glycosylation pattern and is fully exposed to and accessible by lemzoparlimab. Therefore, lemzoparlimab can uniquely distinguish tumor cells from RBCs to avoid severe anemia that is commonly observed with other CD47 antibodies while retaining strong anti-tumor activity. Following the divestiture of the Greater China assets and business operations, the aforementioned Phase 3 clinical trial for first-line myelodysplastic syndromes combination therapy in China is now sponsored by our divested PRC subsidiaries.

Licensing and Collaboration Arrangements

A. In-Licensing Arrangements

Licensing Agreement with MorphoSys (Felzartamab)

In November 2017, we entered into a license and collaboration agreement with MorphoSys AG, or MorphoSys, with respect to the development and commercialization of felzartamab (MOR202/TJ202), MorphoSys’s proprietary investigational antibody against CD38, or the CD38 product.

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

We also received the right to sublicense to affiliates and third parties acting as contract manufacturers, CROs, distributors or wholesalers without prior written consent, as well as the right to sublicense to other third parties with the prior written consent of MorphoSys, not to be unreasonably withheld, delayed or conditioned.

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

Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the license and collaboration agreement with MorphoSys with respect to felzartamab and will no longer assume any rights, title, interest and obligations thereof.

Assignment and License Agreement with Genexine

In October 2015, I-Mab Bio-tech Tianjin Co., Ltd., formerly known as Tasgen Bio-tech (Tianjin) Co., Ltd., or I-Mab Tianjin, which subsequently became our subsidiary following our acquisition of a controlling interest in it in 2017, entered into an intellectual property assignment and license agreement with Genexine, Inc., or Genexine, further amended in December 2017, with respect to four licensed products, namely GX-H9 (TJ101), GX-G3 (TJ102), GX-G8 and GX-P2 and one assigned product, GX-G6 (TJ103). Under this agreement, Genexine (i) granted to I-Mab Tianjin an exclusive, non-transferable, sublicensable license to use and otherwise exploit certain intellectual property to engage in pre-clinical and clinical development, manufacturing, sale and distribution of the above-mentioned licensed products for (A) the treatment of any disease with respect to GX-H9 and GX-G3 in China (which, for clarity excludes, Hong Kong, Macau and Taiwan), (B) the treatment of chemically induced diarrhea, with respect to GX-G8 anywhere in the world and (C) the treatment of rheumatoid arthritis and lupus (not including psoriasis) with respect to GX-P2 anywhere in the world and further (ii) assigned to I-Mab Tianjin a certain Chinese patent and related know-how related to the assigned product (TJ103) and granted I-Mab Tianjin an exclusive license to exploit the assigned intellectual property to engage in pre-clinical and clinical development, manufacturing, sale and distribution of the assigned product (TJ103) for the treatment of any disease in China (which, for clarity, excludes Hong Kong, Macau and Taiwan). I-Mab Tianjin also receives an exclusive license to any improvements that Genexine develops or acquires related to any of the aforementioned products.

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

In November 2018, we entered into an intellectual property license agreement with Genexine with respect to GX-G3 (TJ102). Under this agreement, Genexine granted to us an exclusive, non-transferable, sublicensable license to use and otherwise exploit certain intellectual property to engage in pre-clinical and clinical development, manufacturing, sale and distribution of GX-G3 for the treatment of any disease in Taiwan and Hong Kong. We also received an exclusive license to use any improvements related to GX-G3 that Genexine develops or acquires free of charge in Taiwan and Hong Kong. Under this agreement, the scope of improvements is limited to GX-G3 and does not include the hyFc platform. We paid an upfront license fee of US$0.1 million and milestone payments of US$0.9 million to Genexine. No other milestone payments are due under this agreement. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the intellectual property assignment and license agreement with Genexine with respect to GX-H9 (TJ101), GX-G3 (TJ102), GX-G8, GX-P2 and GX-G6 (TJ103) and will no longer assume any rights, title, interest and obligations thereof.

Licensing Agreement with Genexine (Efineptakin alfa)

In December 2017, we entered into an intellectual property license agreement with Genexine with respect to GX-I7, a long-acting IL-7 cytokine. Under this agreement, Genexine granted to us an exclusive, sublicensable and transferable license to use and otherwise exploit certain intellectual property (including improvements subsequently developed or acquired by Genexine) in connection with the pre-clinical and clinical development, manufacturing, sale and distribution of GX-I7 to treat cancers in the field of oncology in mainland China, Hong Kong, Macau and Taiwan.

Under this agreement, we paid an upfront license fee of US$12.0 million to Genexine. We also agreed to make milestone payments in the aggregate amount of US$23.0 million, conditioned upon the achievement of certain development milestones, including completion of Phase 2 and Phase 3 clinical studies and approval of a new drug application or biologics license application in any of mainland China, Hong Kong, Macau or Taiwan.

Further, we agreed to make milestone payments in the aggregate amount of US$525.0 million, conditioned upon the achievement of certain cumulative net sales of GX-I7 up to US$2,000 million. We also are required to pay Genexine a low-single-digit percentage royalty in respect of the total annual net sales of GX-I7. The aforesaid milestones and royalties (other than the upfront payment) will be reduced by 50% following the entry of a generic version of GX-I7 in mainland China, Hong Kong, Macau and Taiwan without the consent or authorization of us or any of our sublicensees. As of the date of this annual report, no milestone payments or royalties are due under this agreement.

Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of (i) the expiry of the last to expire patent of the licensed intellectual property that includes a valid claim for mainland China, Hong Kong, Macau or Taiwan and that covers the composition of GX-I7; and (ii) 15 years from the date of the first commercial sale of GX-I7. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency, in the event of force majeure or regulatory requirement to make material alteration or modification to the contractual rights or obligations of this agreement which has the effect of preventing the parties from achieving their business objectives, or by mutual agreement of both parties. Genexine has the right to terminate the agreement under specific circumstances, including if we fail to use commercially reasonable efforts to obtain regulatory approvals or other registrations necessary for commercializing the licensed product in the agreed period due to our fault and if we cease to pursue clinical development or product registration or to conduct licensed activities on a reasonable scale as agreed. This agreement expressly states that these termination circumstances include our failure to achieve certain development milestones or commercially launch the licensed product in the agreed period. To the extent that we terminate as a result of a regulatory requirement to make material alteration or modification to the contractual rights or obligations of this agreement or Genexine terminates for our material breach, bankruptcy or insolvency, force majeure, or the specific termination circumstances as mentioned above, we cannot develop, manufacture, market, promote, sell, offer for sale, distribute or otherwise make available any competing product for a certain period after such termination.

During the term of this agreement, if we develop or acquire any improvement, modification or alteration to the licensed product, we will own such improvements, modifications or alterations and provide Genexine details thereof, whether patentable or not. Additionally, we should grant to Genexine a fully paid up, royalty-free, exclusive license (with a right to sublicense) to use any such improvements, modifications or alterations anywhere outside of mainland China, Hong Kong, Macau and Taiwan.

In May 2020, we and Genexine entered into an amendment to this agreement, whereby both parties desire to establish a collaboration on TJ107 GBM Study in Greater China. Under the expanded collaboration, we are mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. As of December 31, 2023, the costs incurred for the development of this new indication was RMB1.7 million (US$0.25 million) and thus RMB1.2 million (US$0.17 million) was recorded in our audited consolidated financial statements for the year ended December 31, 2023.

Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we have not completed the assignment of the intellectual property license agreement with Genexine with respect to efineptakin alfa.

Licensing Agreement with Ferring (Olamkicept)

In November 2016, we entered into a license and sublicense agreement with Ferring International Center SA, or Ferring, with respect to (i) FE301, an interleukin-6 inhibitor, and (ii) all pharmaceutical formulations in finished packaged form containing FE301 covered by certain patents or patent applications. Under this agreement, Ferring granted to us an exclusive, sublicensable license (excluding any non-exclusive license that Ferring granted to Conaris Research Institute AG under a licensing agreement entered into in November 2008) under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in mainland China, Hong Kong, Macau, Taiwan and South Korea. We also have an option to receive an exclusive, sublicensable license under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in countries in North America, the European Union and Japan that are mutually agreed upon by the parties.

We are required to use commercially reasonable efforts to obtain approval of FE301 and to promote, market, distribute and sell it in mainland China, Hong Kong, Macau, Taiwan, and South Korea. Such activities are to be at our own cost and expense.

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

In addition, we agreed to pay Ferring tiered royalties ranging from the mid-single-digit to high-single-digit percentages of annual net sales for countries in mainland China, Hong Kong, Macau, Taiwan, and South Korea, and from the high-single-digits to 10% of annual net sales for the mutually agreed upon countries in North America, the European Union and Japan. To date, we have not paid any royalties to Ferring.

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

In September 2020, we entered into a sublicense agreement with I-Mab Hangzhou, under which we sublicensed to I-Mab Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea. In December 2021, we entered into a supplementary sublicensing agreement with I-Mab Hangzhou, pursuant to which I-Mab Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay US$3.0 million to us for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of RMB19.1 million (US$3.0 million) from I-Mab Hangzhou, we made the payment of US$3.0 million to Ferring, as of December 31, 2023.

In May 2022, we entered into an amended and restated license and sublicense agreement and a cell line and manufacturing collaboration agreement with Ferring, under which we granted to Ferring an exclusive, perpetual and transferrable sublicense, with the right to grant further sublicenses to sublicensees, under all of the intellectual properties licensed to us by our business partner, to research, develop, make, import, use and sell olamkicept as expressed by or produced by cell lines created by our business partner and its affiliates in any human indications in the territories other than Greater China and Korea. We also granted to Ferring an exclusive, perpetual and royalty-free license, with right of sublicense to sublicensees, under the intellectual property owned or controlled by our company which relates to cell lines created by our business partner and its affiliates, for the research, development, making, using or selling of olamkicept, including prespecified patents and know-how and improvements thereto. As of December 31, 2023, Ferring paid to us the milestone payment as specified in the agreement. Ferring also agreed to make milestone payments to us, conditioned on the achievement of certain development milestones in Ferring’s licensed territory.

License and Collaboration Agreement with MacroGenics (enoblituzumab)

In July 2019, we entered into a license and collaboration agreement with MacroGenics, Inc. for development and commercialization of an Fc-optimized antibody known as enoblituzumab that targets B7-H3, including in combination with other agents, such as the anti-PD-1 antibody known as retifanlimab (formerly MGA012), in mainland China, Hong Kong, Macau and Taiwan.

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

Unless prohibited by applicable laws and regulations, which include all international, national, federal, state, regional, provincial, municipal and local government laws, rules, and regulations that apply to either us or MacroGenics or to the conduct of the collaboration under this agreement (including Good Manufacturing Practice, Good Clinical Practices, General Biological Products Standards, and the laws, rules and regulations of the International Conference on Harmonisation, the United States, mainland China, Hong Kong, Macau, and Taiwan, each as may be then in effect, as applicable and amended from time to time), we co-own all clinical data generated pursuant to this agreement in any clinical trial conducted solely in Greater China, and, to the extent that such joint ownership is not legally permitted, MacroGenics is the sole and exclusive owner of such clinical data. MacroGenics solely and exclusively owns all other clinical data generated pursuant to this agreement. We are not aware of any applicable laws or regulations that would prohibit us from jointly owning such clinical data and, to our knowledge, we currently qualify for such joint ownership with MacroGenics under this agreement.

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

Other In-Licensing Arrangements

In November 2018, we entered into a license and collaboration agreement with MorphoSys for MorphoSys’s proprietary antibody (MOR210/TJ210) directed against C5aR. Under this agreement, MorphoSys granted to us an exclusive, royalty-bearing license to explore, develop and commercialize MOR210/TJ210 in Greater China and South Korea and allowed us to share certain economics upon certain clinical milestones in the U.S. As of the date of this annual report, we have received the economics sharing of US$0.9 million from MorphoSys. I-Mab agreed to perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all clinical trials (including in the U.S. and China) and all development activities required for IND filing in the U.S. as well as the development of chemistry, manufacturing and controls. As of the date of this annual report, we have made an upfront payment of US$3.5 million and milestone payment of US$2.5 million to MorphoSys. No other milestone payments or royalties are due under this agreement in the reporting period. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world. Additionally, MorphoSys maintains the right to conduct activities in Greater China and South Korea that enable MorphoSys to exploit MOR210/TJ210 outside of those countries. Pursuant to the license and collaboration agreement we entered into with MorphoSys in relation to MOR210/TJ210, we are required to use commercially reasonable efforts as we develop and commercialize MOR210/TJ210 in Greater China and South Korea. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon a notice period that varies based upon the stage of development and for safety reasons. MorphoSys has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MorphoSys terminates for our material breach, bankruptcy, insolvency or patent challenge, among other things, all licenses and rights granted by MorphoSys to us will automatically terminate and the licenses and rights granted by us to MorphoSys will survive. In the event of such termination, in addition to other obligations, we must grant to MorphoSys an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property relating to the licensed product to exploit MOR210/TJ210 in Greater China and South Korea. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the license and collaboration agreement with MorphoSys with respect to MOR210/TJ210 and will no longer assume any rights, title, interest and obligations thereof.

B. Out-Licensing Arrangements

Licensing Agreement with ABL Bio

In July 2018, we entered into a license and collaboration agreement with ABL Bio, or the ABL Bio License, as amended from time to time. Under the ABL Bio License, we granted to ABL Bio exclusive, worldwide (excluding Greater China), royalty-bearing rights to develop and commercialize a bispecific antibody, or the BsAb, using certain of our monoclonal antibody sequences. ABL Bio has developed expertise in the area of bispecific antibodies for all indications and has developed proprietary intellectual property around the BsAb technology, and the license allows ABL Bio to further develop and commercialize the BsAb based on monoclonal antibodies licensed from us under the ABL Bio License. ABL Bio granted to us an exclusive, royalty-free, sublicensable license under its interest in the BsAb and related know-how (including improvements thereto) to exploit the licensed BsAb in Greater China.

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

In consideration of the license, ABL Bio paid us an upfront fee of US$2.5 million and agrees to make milestone payments in the aggregate amount of US$97.5 million conditioned upon achieving certain clinical development and sales milestones. Further, ABL Bio agreed to pay us royalties of mid-single-digit percentages on the total annual net sales of the licensed BsAb product.

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

In September 2020, we assigned and transferred all our rights and obligations under the ABL Bio License to I-Mag Hangzhou. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we will no longer assume any rights, title, interest and obligations thereof.

Licensing Agreement with CSPC Entity

In December 2018, we entered into a product development agreement with an entity controlled by CSPC Pharmaceutical Group Limited (HKEX: 1093), or CSPC Entity. Under this agreement, we granted to CSPC Entity exclusive, non-transferable, non-irrevocable and sublicensable rights under our patent rights in China to develop and commercialize TJ103 for treating type 2 diabetes mellitus and any other potential therapeutic applications. CSPC Entity’s right to sublicense is conditioned on our prior written consent, which we cannot unreasonably withhold, other than sublicense to CSPC Entity’s affiliates. CSPC Entity is a comprehensive pharmaceutical and drug manufacturing company, with an increasing focus on its research and development of new products focusing the therapeutic area of oncology, among others.

Under this agreement, CSPC Entity is responsible for using commercially reasonable efforts to develop, obtain market approval and commercialize the licensed products, while we are responsible for using commercially reasonable efforts to transfer the manufacturing technology of the licensed products to CSPC Entity and assist or guide CSPC Entity in the continued optimization of such manufacturing technology thereafter. CSPC Entity has final decision-making authority with respect to product development (though the research plan should be jointly developed by both parties and any changes to the plan should be discussed and approved by the joint development committee) and commercialization.

We also agreed that, during the term of this agreement, we should not develop, either for ourselves or for third parties, any other hyFc platform technology-based long-acting recombinant GLP-1 Fc fusion proteins that may be in a competitive position with TJ103.

In consideration of the license, CSPC Entity paid us an upfront fee of RMB15.0 million and milestone payment of RMB15.0 million. Further, CSPC agreed to make milestone payments in an aggregate amount of RMB118.5 million conditioned upon achieving certain clinical development and regulatory approval milestones, including completion of Phase 2 and Phase 3 clinical studies and obtaining approval of a new drug application or market approval. Further, we are also entitled to tiered royalties ranging from mid-single-digit percentages to 10 percent in respect of the total annual net sales of the products after their commercialization in China. The royalty term will terminate at the later of: (i) the expiry date of the underlying patents of the licensed products with application numbers 201410851771.1 and 201580071643.8 (final grant of rights requested relating to GLP-1) in China, whichever is later; and (ii) the ten-year anniversary of the initial commercialization of the product developed under this agreement. We expect any patents that may issue under the aforementioned patent application numbers 201410851771.1 and 201580071643.8 will expire between 2034 and 2035, before taking into account any extension that may be obtained through patent term extensions or adjustments, or term reduction due to filing of terminal disclaimers.

Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the termination of the royalty term. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or force majeure. We have the right to terminate the agreement if CSPC Entity fails to use commercially reasonable efforts to obtain regulatory approvals for commercializing the licensed product in the period stipulated by its board of directors due to its own fault or if CSPC Entity ceases to pursue clinical development or product registration as determined by its board of directors. CSPC Entity has the right to terminate the agreement if we fail to resolve certain intellectual property disputes relating to TJ103 within six months after signing.

During the term of this agreement, CSPC Entity has exclusive, royalty-free rights in China to any work product generated by us, and be responsible for any patent application and maintenance costs of such work product. CSPC Entity has all rights to any work product generated by itself under this agreement.

Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the product development agreement with CSPC Entity with respect to TJ103 and will no longer assume any rights, title, interest and obligations thereof.

Other Out-Licensing Arrangements

In April 2017, our subsidiary I-Mab Shanghai entered into a technology transfer agreement with Ningbo Hou De Yi Min Information Technology Co., Ltd., or HDYM, and Hangzhou HealSun Biopharm Co., Ltd., or HealSun, with respect to PD-L1 humanized monoclonal antibodies. HealSun is a portfolio company of Lepu Biotech. Under this agreement, I-Mab Shanghai agreed to grant to HDYM exclusive (even to I-Mab Shanghai itself), worldwide and sublicensable rights to develop, manufacture, have manufactured, use, sell, have sold, import, or otherwise exploit certain PD-L1 related patents, patent applications, know-hows, data and information of I-Mab Shanghai, relevant cell lines as well as any PD-L1 monoclonal antibody arising from such cell lines for the treatment of diseases. Further, I-Mab Shanghai and its cooperative party HealSun agreed to provide subsequent research and development services on such intellectual property to HDYM, including the selection and examination of innovative PD-L1 humanized monoclonal antibodies, cultivation and selection of stable cell lines, establishment of cell bank, research and development of manufacturing processes and preparation of samples, toxicological and pharmacological testing, pre-clinical pharmaceutical experiment report drafting, and application for and registration of clinical trials. If any party breaches the agreement and fails to cure, the non-breaching parties may terminate this agreement. In addition, in the event that the development of the licensed product encounters insurmountable technical difficulties, this agreement may be terminated by mutual agreement of all parties. To the extent that the agreement is terminated for HDYM’s breach, all licenses and rights granted by us to HDYM will automatically terminate and be re-assigned to us. To the extent that the agreement is terminated due to material difficulty, HDYM will have all rights to dispose of any development data and technology held by HealSun and us under this agreement and neither HealSun or us may use such development data and technology without HDYM’s consent. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the technology transfer agreement with HDYM and Healsun with respect to PD-L1 humanized monoclonal antibodies and will no longer assume any rights, title, interest and obligations thereof.

In March 2020, we entered into a strategic partnership with Kalbe Genexine Biologics, or KG, a joint venture of Kalbe Farma Tbk, or Kalbe, and Genexine. Under the terms of the agreement, KG has a right of first negotiation for an exclusive license for the commercialization of two I-Mab-discovered product candidates: uliledlimab, a differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors, and an I-Mab product candidate to be agreed upon by both parties. With the agreement, KG has a right of first negotiation for exclusive rights to commercialize these two product candidates in the ASEAN (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam) and MENA (Algeria, Bahrain, Djibouti, Egypt, Israel, Jordan, Kuwait, Lebanon, Malta, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates, and Palestine) regions, as well as Sri Lanka. If and when we and KG enter into the definitive licensing agreement for uliledlimab, we will be eligible to receive from KG an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG will pay us tiered royalties in the low to mid-teen percentages on net sales from the ASEAN and MENA regions, as well as Sri Lanka. In June 2023, we terminated the first negotiation agreement with KG, pursuant to which, KG no longer has a right of first negotiation for the exclusive right to commercialize uliledlimab in Southeast Asia and other regions.

C. Collaboration Arrangements

In July 2018, we entered into a collaboration agreement with ABL Bio, further amended in November 2018, May 2019, December 2019, June 2020, September 2021, respectively, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we have not completed the assignment of the collaboration agreement with ABL Bio with respect to the two bispecific antibodies.

In September 2018, we entered into a collaboration and platform technology license agreement with WuXi Biologics Ireland Limited, or WuXi Biologics, whereby both parties agreed to collaborate in the research and development of at least three bispecific antibodies for our company to commercialize them worldwide. Such bispecific antibodies will be created using our proprietary monoclonal antibodies and WuXi Biologics’ proprietary WuXiBody platform technology for generating bispecific antibodies, will be developed and manufactured through the exclusive service of WuXi Biologics. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. WuXi Biologics has the right to terminate this agreement if we challenge its patents. We have the right to terminate this agreement if we decide to end the development and commercialization of the licensed product in the licensed territory due to scientific, technical, or commercial reasons. As of the date of this annual report, we have made an up-front payment of US$1.0 million to Wuxi Biologics and no milestone payments or royalties are due under this agreement. In April 2019, we extended our existing partnership with WuXi Biologics (Shanghai) Co., Ltd.. We entered into a long-term, strategic collaboration agreement with WuXi Biologics (Shanghai) Co., Ltd. to facilitate the development of chemistry, manufacturing and controls and good manufacturing practice-compliant manufacturing of both clinical and commercial supplies of certain of our monoclonal and bispecific antibodies and fusion products, leveraging WuXi Biologics’ and its affiliates’ expertise in this area and supporting our pre-existing collaboration and platform technology license agreement with WuXi Biologics.

In November 2018, we entered into collaboration agreements with Tracon Pharmaceuticals, Inc., or Tracon, whereby we and Tracon agreed to (i) co-develop our proprietary CD73 antibody, TJD5, and (ii) collaborate to co-develop up to five bispecific antibodies. Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to these agreements. In February 2021, we sent Tracon a notice to terminate the agreement we entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over US$200 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the agreement in relation to bispecific antibodies. Based on the arbitration award, I-Mab bears a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million. In July 2023, we paid the pre-agreed termination fee in relation to TJD5 and the agreed-upon portion of Tracon’s legal fees and costs to Tracon.

In March 2021, we entered into two collaboration agreements with Complix, an EU-based biotech company, and Affinity, a Shanghai-based biotech company, respectively, allowing us to access cutting-edge technology platforms to create next generation of novel and highly differentiated drug candidates, including Cell Penetrating Alphabodies for otherwise intractable intracellular drug targets and masked antibodies for targeted tumor-site activation. Under the agreement we entered into with Complix, both parties collaborate to discover, develop and commercialize novel therapeutics for mutually agreed targets based on Complix’s proprietary technology. Under the agreement we entered into with Affinity, both parties collaborate to develop lead compounds for mutually agreed targets based on Affinity’s Tumor MicroEnvironment Activated body platform technology. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the collaboration agreement with Affinity and will no longer assume any rights, title, interest and obligations thereof. As of the date of this annual report, we have not completed the assignment of the collaboration agreement with Complix.

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

In October 2021, to strengthen our commercial capabilities and support our commercialization transformation, we entered into a strategic partnership with Sinopharm, pursuant to which, we authorize more than 300 of Sinopharm’s subsidiaries as distributors across China to support distribution and retail allocation to terminal markets while we lead the overall commercial activities. The partnership also includes alliance on key projects, to jointly support the commercialization and go-to-market process of our differentiated and novel products. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the strategic partnership agreement with Sinopharm and will no longer assume any rights, title, interest and obligations thereof.

In November 2021, we entered into a strategic collaboration agreement with Jumpcan, a leading China pharmaceutical company specialized in and committed to pediatric medicines, for the development, manufacturing and commercialization of our highly differentiated long-acting recombinant human growth hormone, eftansomatropin alfa (TJ101) in mainland China. Under the collaboration agreement, we continue to lead the ongoing registrational Phase 3 clinical trial of eftansomatropin alfa in pediatric growth hormone deficiency. The two companies share costs of manufacturing tech transfer, process optimization and new formulation development. We are the marketing authorization holder of the product and supply the product at agreed cost to Jumpcan. Jumpcan is responsible for commercializing the product and developing new indications in collaboration with us in mainland China. We provide clinical, manufacturing and academic support. According to the collaboration agreement, Jumpcan agreed to make an upfront payment of RMB224 million to I-Mab and, upon achievement of development, registration and sales milestones, certain milestone payments of up to RMB1.792 billion, making the non-royalty payments a total of up to RMB2.016 billion. In addition, we and Jumpcan will share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which we are entitled to receive tiered low double-digit royalties on net sales. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we have not completed the assignment of the strategic collaboration agreement with Jumpcan with respect to eftansomatropin alfa (TJ101).

In November 2021, we also entered into a strategic collaboration with Roche Diagnostics, a global leader in in vitro diagnostics industry, to co-develop companion diagnostics solutions for our innovative pipeline, at the Fourth China International Import Expo in Shanghai. Under this collaboration, we and Roche Diagnostics jointly develop companion diagnostics solutions for the innovative assets under development by us to accelerate the research and development process of innovative biologics with cutting-edge diagnosis and treatment technologies. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we are no longer a contracting party of the strategic collaboration with Roche Diagnostics and will no longer assume any rights, title, interest and obligations thereof.

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our management’s research, development and commercialization experience provide us with competitive advantages, we face competition from global biopharmaceutical companies, including specialty pharmaceutical companies, generic drug companies, biologics drug companies, academic institutions, government agencies and research institutions.

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

As of the date of this annual report, our owned patent portfolio consists of (i) 58 issued patents, including three issued in the U.S., three issued in Korea and 52 issued in other jurisdictions; and (ii) 82 pending patent applications, including eight Patent Cooperation Treaty, or PCT patent applications, seven U.S. patent applications, one PRC patent application and 66 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our Global portfolio.

Lemzoparlimab

As of the date of this annual report, we owned seven PCT patent applications, four of which have entered national phases including in the United States and additional jurisdictions. We expect that any patents that may issue under these applications will expire between 2037 and 2044, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Uliledlimab

As of the date of this annual report, we owned five PCT patent applications, two of which have entered national phases including in the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2038 and 2043, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Givastomig (TJ-CD4B)

As of the date of this annual report, we co-owned three PCT patent application with ABL Bio Inc., one of which has entered national phases including in the United States, and additional jurisdictions. We expect that any patent that may issue under this application will expire between 2040 and 2043, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Ragistomig (TJ-L14B)

As of the date of this annual report, we co-owned one PCT patent application with ABL Bio Inc., which has entered national phases including in the PRC, the Europe, the United States and additional jurisdictions. We expect that any patent that may issue under this application will expire between 2039 and 2044, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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

Additionally, as of the date of this annual report, we had (i) two registered trademarks in Hong Kong, 59 registered trademarks in the PRC, six registered trademarks in the United States, and one trademark application in the PRC; and (ii) seven domain names in Hong Kong and one domain name in the Cayman Islands.

For more information on these and other risks related to intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property.”

Environmental, Health and Safety Matters

In August 2021, we established an environmental, social and governance (ESG) committee. The committee consists of two independent directors, Mr. Chun Kwok Alan Au and Dr. Rong Shao. Mr. Chun Kwok Alan Au chairs the committee. As the oversight body for our ESG practices, the committee is responsible for supervising our ESG strategies, policies, long-term sustainability objectives and risks. In addition, we also set up an ESG working group to address daily ESG workflows. In May 2022, we published our 2021 ESG report to summarize highlights and progress of our ESG practices. In February 2023, we were granted “A” rating by MSCI Environmental, Social and Governance, following its annual review, and such rating outperforms approximately 66% peers among global biotech companies.

With the current state of business operations, we have no significant environmental impact due to no large-scale manufacturing operations. We abide by local laws and regulations on environmental protection and only discharge a small amount of waste gas and wastewater after proper treatment. A small amount of hazardous wastewater produced during the research and development process is carefully collected and handed over to qualified third-party professionals for proper treatment before discharged to the sewage treatment plant. A small amount of harmless waste gas is emitted at a high altitude after filtration by activated carbon. Any hazardous waste generated during the research and development process is carefully collected by laboratory technicians daily and placed in a temporary storage facility, and transported to qualified professionals once a month, in accordance with strict local environmental guidelines. We also provided employee trainings, set up standard operation procedures and contingency plans for of potential accidents of environmental, health and safety.

At present, energy and resources consumed in our daily operations are mainly municipal electricity and domestic water. We assigned a dedicated team to regularly inspect and maintain the equipment, measure total consumption, and train employees on water and energy saving measures.

Safety and health are the foundation of our operational activities. We have created a comprehensive internal safety management system to ensure compliance, strengthen risk assessment and management. In addition, we provide employees with annual physical check-ups to ensure the health of the employees. We offered standard operation procedures to ensure employees are aware of any potential hazards, including providing emergency training, treatment facilities, and personal protection equipment to all employees.

Regulation

We are subject to a variety of U.S. and PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal laws and regulations in the U.S. and China that we believe are relevant to our business and operations.

PRC Regulation

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.

Regulations on Company Establishment and Foreign Investment

Company Law

The establishment, operation and management of companies in China is governed by the PRC Company Law, the latest amended edition of which will come into effect on July 1, 2024. In light of the PRC Company Law, companies established in the PRC are either in the form of a limited liability company or a joint stock company. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the foreign investment laws and regulations.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China, and “investment activities” include the following activities: (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) investments in other means as provided by the laws, administrative regulations or the State Council.

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

Furthermore, PRC-based investments by foreign investors are currently regulated by the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) issued on December 1, 2021 and effective from January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) issued on October 26, 2022 and effective from January 27, 2023. According to the aforesaid catalogue and management measures, foreign-invested industries fall into four categories, namely, “encouraged” “permitted” “restricted” and “prohibited” and certain ownership requirements, requirements for senior executives and other special management measures should apply to foreign investors with regard to the access of foreign investments in certain categories.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise should submit the investment information to the competent commerce department.

M&A Rules

According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors jointly issued by the Ministry of Commerce, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce (now known as the State Administration for Market Regulation), the China Securities Regulatory Commission and the State Administration of Foreign Exchange, or the SAFE, on August 8, 2006 and amended by the Ministry of Commerce on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription to the increase in the registered capital of non-foreign-invested enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested enterprises, or (iii) the purchase of the assets of non-foreign-invested enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case, by foreign investors is subject to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors. Particularly, application should be made for examination and approval of the acquisition of any company in China affiliating to a domestic company, enterprise or natural person, which is made in the name of an oversea company established or controlled by such domestic company, enterprise or natural person.

PRC Drug Regulation

The Drug Administration Law of the PRC promulgated by the Standing Committee of the National People’s Congress on September 20, 1984 and effective from July 1, 1985 and amended on February 28, 2001, December 28, 2013, April 24, 2015 and August 26, 2019, respectively, and the Implementing Measures of the Drug Administration Law promulgated by the State Council on August 4, 2002 and effective from September 15, 2002 and amended on February 6, 2016 and March 2, 2019, respectively, have jointly established the legal framework for the administration of pharmaceutical products in China, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products, which regulates and provides for a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Implementing Measures of the Drug Administration Law, on the other hand, provides detailed implementation regulations for the Drug Administration Law.

The amendment to the Drug Administration Law in 2019 brought a series of changes to the drug supervision and administration system, including, but not limited to, the clarification of the drug marketing authorization holder system, pursuant to which the marketing authorization holder should assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The amendment also stipulates that the State supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and have multi-targeted, systematic regulatory and intervention functions on human body and promotes the technological advancement of drugs.

Regulatory Authorities

Pharmaceutical products and medical devices and equipment in China are monitored and supervised on a national scale by the National Medical Products Administration, or the NMPA, while the local provincial medical products administrative authorities are responsible for the supervision and administration of drugs within their respective administrative regions.

The NMPA is the chief drug regulatory agency and the NMPA regulates almost all of the key stages of the life cycle of pharmaceutical products, including non-clinical studies, clinical trials, marketing approvals, manufacturing, advertising and promotion, distribution, and pharmacovigilance (i.e., post-marketing safety reporting obligations). The Center for Drug Evaluation, which remains under the NMPA, conducts the technical evaluation of each drug and biologic application for safety and effectiveness.

The National Health Commission is China’s chief healthcare regulator. It is primarily responsible for overseeing the operation of medical institutions, which also serve as clinical trial sites, and regulating the licensure of hospitals and medical personnel. The National Health Commission plays a significant role in drug reimbursement. Furthermore, the National Health Commission and its local counterparts at or below provincial-level local governments also oversee and organize public medical institutions’ centralized bidding and procurement process for pharmaceutical products, which is the chief means through which public hospitals and their internal pharmacies acquire drugs.

Manufacturing and Distribution

According to the Drug Administration Law, all facilities that manufacture drugs in China must receive a drug manufacturing license from the local drug regulatory authority. Each drug manufacturing license issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a drug manufacturing license is subject to review by the regulatory authorities on an annual basis.

Similarly, for sales, importation, shipping and storage businesses, a company must obtain a Drug Distribution License from the local drug regulatory authority, subject to renewal every five years.

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

New Drug Application

Pursuant to the Administrative Measures for Drug Registration, upon completion of research and other preparation work, the applicant may apply to the NMPA for approval of a new drug application. The NMPA will then determine whether to approve the application according to the comprehensive evaluation opinion issued by the Center for Drug Evaluation of the NMPA.

At the stage of new drug application, depending on the characteristics of the drug and the corresponding conditions, applicants may apply for adoption of special procedures, including the Priority Review Procedure and the Special Review Procedure. Such procedures may be applied for innovative drugs for severe infectious diseases or rare diseases, breakthrough drugs and other eligible drugs stipulated in the Administrative Measures for Drug Registration. Extra policy support, including less review period, may be given to applicants in such special procedures.

Marketing Authorization Holder System

Pursuant to the Drug Administration Law, under the drug marketing authorization holder mechanism, an enterprise or a research and development institution, which has obtained a drug registration certificate is eligible to be a drug marketing authorization holder and the drug marketing authorization holder should be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the Drug Administration Law. The drug marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for sales, importation, shipping and storage businesses. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee should have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.

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

Patents

Pursuant to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the latest revision thereto became effective from June 1, 2021, and the Implementation Rules of the Patent Law of the PRC promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010 and December 11, 2023, respectively and the latest revision thereto became effective from January 20, 2024, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, patents relating to utility models are effective for ten years, and patents relating to designs are effective for fifteen years, from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that if there is more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

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

Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Any failure to comply with this requirement would result in the denial of any Chinese patent for the invention or utility model.

Meanwhile, the Patent Law implements a “compensation for patent term” measure. In the event that an invention patent is granted after the fourth anniversary of the date of application and the third anniversary of the date of the request for substantive examination, the Patent Administration Department of the State Council should, at the request of the patentee, provide the compensation for patent term for the unreasonable delay in the process of granting the patent, except for the unreasonable delay caused by the applicant. In particular, in order to compensate the time taken for the review and approval of new drugs, if the new drug-related invention patents are approved for marketing in China, the Patent Administration Department of the State Council should provide the compensation for patent term to the patentee, for the duration of patent rights at the request of the patentee. The compensation for patent term should not exceed five years, and the total effective patent right period after the new drug is approved for marketing should not exceed fourteen years.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offenses such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement should be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods should be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Medical Patent Compulsory License

According to the PRC Patent Law, for the purpose of public health, the CNIPA may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under international treaties to which the PRC has acceded.

Trade Secrets

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by (1) obtaining the trade secrets from the legal owners or holders by any unfair methods, such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to disclose, use or permit others to use the trade secrets, in violation of any contractual agreements or any requirement of the legal owners or holders to keep such trade secret in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may terminate any illegal activities and impose fines on the infringing parties.

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

Regulations Relating to Employee Stock Incentive Plan

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. In accordance with this regulation and applicable rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. In addition, the State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income tax of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their individual income tax according to the laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

On November 19, 2012, the SAFE issued the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account as an appendix to the Circular of the SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment, which was issued on November 19, 2012 and amended on May 4, 2015, October 10, 2018 and December 30, 2019, respectively. According to the Circular of the SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment, (i) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (ii) reinvestment with the legal income of foreign investors in China is no longer subject to approval by the SAFE; (iii) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified; (iv) the purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by the SAFE; (v) domestic transfer of foreign exchange under direct investment accounts is no longer subject to approval by the SAFE; and (vi) the administration over the conversion of foreign exchange capital of foreign-funded enterprises is improved. On February 13, 2015, the SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which came into effect on June 1, 2015 and was amended on December 30, 2019, providing that the banks, instead of the SAFE, can directly handle the foreign exchange registration and approval under foreign direct investment, while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the banks.

On March 30, 2015, the SAFE released the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which came into effect on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023, respectively, and superseded the Notice on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises issued by the SAFE on August 29, 2008. The Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions provided in the Notice on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises. On June 9, 2016, the SAFE issued the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects, which was amended on December 4, 2023. Under the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects and the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, the settlement of foreign exchange by foreign-invested enterprises should be governed by the policy of foreign exchange settlement on a discretionary basis. However, the aforementioned circulars also reiterate that the settlement of foreign exchange should only be used for its own operation purposes within the business scope of the foreign-invested enterprises and following the principles of authenticity.

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

On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use should be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank should perform ex-post sampling in accordance with the requirements.

Dividend Distribution

Pursuant to the PRC Company Law, the latest amended edition of which will come into effect on July 1, 2024, and the Foreign Investment Law of the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. When a foreign-invested enterprise distributes its after-tax profit for the year, ten percent of the profit should be set aside as its statutory surplus reserve fund. The company may no longer do so if its cumulative statutory surplus reserve accounts for more than fifty percent of its registered capital. If the company’s statutory surplus reserve is insufficient to make up for the losses of previous years, the company shall use the current year’s profit to make up for the losses before the set-aside of the statutory surplus reserve. After the company has set aside a part of its after-tax profit as its statutory surplus reserve, it may also set aside a part of its after-tax profit as its discretionary reserve. Distributions can be made to shareholders only after the remaining after-tax profit have made up for losses and the surplus reserve has been set aside.

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

The Implementation Rules of the Enterprise Income Tax Law provide that since January 1, 2008, an income tax rate of 10% should normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or have an establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC shareholders reside.

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

U.S. Regulation

Government Regulation and Product Approval in the United States

The FDA and other regulatory authorities in the United States at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biological products. Along with third-party contractors, we are required to navigate the various pre-clinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our drug candidates. The processes for obtaining regulatory approvals in the United States and in foreign jurisdictions, along with subsequent compliance with applicable laws and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

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

Review and Approval for Licensing Biologics in the United States

In the United States, the FDA regulates our current drug candidates as biological products, or biologics, under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act and associated implementing regulations. Biologics, like other drugs, are used for the treatment, prevention or cure of disease in humans. In contrast to chemically synthesized small molecular weight drugs, which have a well-defined structure and can be thoroughly characterized, biologics are generally derived from living material (human, animal, or microorganism) and are complex in structure, and thus are usually not fully characterized. Biologics include immunomedicines for cancer and other diseases.

Biologics are also subject to other federal, state and local statutes and regulations. The failure to comply with applicable statutory and regulatory requirements at any time during the product development process, approval process or after approval may subject a sponsor or applicant to administrative or judicial enforcement actions. These actions could include the suspension or termination of clinical trials by the FDA, the FDA’s refusal to approve pending applications or supplemental applications, withdrawal of an approval, “Warning Letters” (official messages from the FDA to a manufacturer or other organization that it has violated some rule in a federally regulated activity) or “Untitled Letters” (initial correspondences from the FDA with a regulated industry that cite violations that do not meet the threshold of regulatory significance for a Warning Letter and request correction of the violation), product recalls, product seizures, total or partial suspension of production or distribution, import detention, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA, the Department of Justice, or other governmental entities.

An applicant seeking approval to market and distribute a biologic in the United States typically must undertake the following:

●	completion of non-clinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practice regulations;
●	submission to the FDA of an application for an Investigational New Drug, or an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	manufacture, labeling and distribution of an investigational drug in compliance with current good manufacturing practice;
●	approval by an independent institutional review board or ethics committee at each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials in accordance with the FDA’s current Good Clinical Practices requirements, to establish the safety, purity and potency of the proposed biological drug candidate for its intended purpose;
●	preparation of and submission to the FDA of a biologics license application, after completion of all pivotal clinical trials requesting marketing approval for one or more proposed indications;
●	satisfactory completion of an FDA Advisory Committee review, where appropriate or if applicable, as may be requested by the FDA to assist with its review;
●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the proposed product, or components thereof, are produced to assess compliance with current good manufacturing practice and data integrity requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, safety, quality, purity and potency;
●	satisfactory completion of FDA audits of selected clinical investigation sites to assure compliance with current Good Clinical Practices requirements and the integrity of the clinical data;
●	payment of user fees under the Prescription Drug User Fee Act for the relevant year;
●	obtaining FDA review and approval of the biologics license application to permit commercial marketing of the licensed biologic for particular indications for use in the United States; and

●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, and the potential requirement to conduct post-approval studies.

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

Preclinical and Clinical Development in the United States

Before an applicant of a biologics license application can begin testing the potential asset in human subjects, the applicant must first conduct pre-clinical studies. Pre-clinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the biologic for initial testing in humans and to establish a rationale for therapeutic use. Pre-clinical studies are subject to federal regulations and requirements, including good laboratory practice regulations. The results of an applicant’s pre-clinical studies are submitted to the FDA as part of an IND.

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

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with regulations of current Good Clinical Practices, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with regulations of current Good Clinical Practices in order to use the study as support for an IND or application for marketing approval, including review and approval by an independent ethics committee and informed consent from subjects.

Furthermore, an independent institutional review board for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives.

Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board. Data safety monitoring boards provide authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if a data safety monitoring board determines that there is an unacceptable safety risk for subjects or based on other grounds, such as no demonstration of efficacy. Other grounds for suspension or termination may be made based on evolving business objectives and/or competitive climate. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

Clinical Trials

For purposes of approval of biologics license application, clinical trials are typically conducted in the following sequential phases that may overlap or be combined:

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

Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an independent institutional review board can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the institutional review board’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with current Good Clinical Practices and the integrity of the clinical data submitted.

During clinical development, the sponsor often refines the indication and endpoints on which the biologics license application will be based. For endpoints based on patient-reported outcomes, and observer-reported outcomes, the process typically is an iterative one. The FDA has issued guidance on the framework it uses to evaluate patient-reported outcomes instruments. Although the agency may offer advice on optimizing instruments for patient-reported outcomes and observer-reported outcomes during the clinical development process, the FDA usually reserves final judgment until it reviews the biologics license application.

Concurrent with clinical trials, companies often complete additional animal studies, and develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with requirements of Good Manufacturing Practice. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review

Assuming successful completion of all required clinical testing in accordance with all applicable regulatory requirements, an applicant may submit a biologics license application, or BLA, requesting licensing to market the biologic for one or more indications in the United States. The BLA must include the results of product development, non-clinical studies and clinical trials; detailed information on the product’s chemistry, manufacture and controls; and proposed labeling. Under the Prescription Drug User Fee Amendments, a BLA submission is subject to an application user fee, unless a waiver or exemption applies.

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

After the BLA is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe, pure and potent and if the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued identity, strength, quality, safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with current Good Manufacturing Practice and are adequate to assure consistent production of the product within required specifications. In addition, the FDA expects that all data be reliable and accurate, and requires sponsors to implement meaningful and effective strategies to manage data integrity risks. Data integrity is an important component of the sponsor’s responsibility to ensure the safety, efficacy and quality of its product or products.

The FDA will typically inspect one or more clinical sites to assure compliance with regulations of current Good Clinical Practices before approving a BLA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

FDA performance goals generally provide for action on a BLA within ten months of filing, which typically occurs within 60 days of submission, but that deadline is extended in certain circumstances. Furthermore, the review process is often significantly extended by FDA requests for additional information or clarification.

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

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its components will be produced, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A complete response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the complete response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. If and when the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. In issuing the complete response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional data, information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, and may require additional testing or information and/or require post-marketing studies and clinical trials. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

During the approval process, the FDA will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biologic. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes that a REMS is needed, the BLA sponsor must submit a proposed REMS and the FDA will not approve the BLA without a REMS that the agency has determined is acceptable.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain applications or supplements must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

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

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, reporting of certain deviations and adverse experiences, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their third-party contractors are required to register their establishments with the FDA and certain state agencies. These establishments are subject to routine and periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practice and data integrity requirements, which impose certain procedural and documentation requirements to assure quality of manufacturing and product. The FDA has increasingly observed cGMP violations involving data integrity during site inspections and investigating compliance with data integrity requirements is a significant focus of its oversight. Requirements with respect to data integrity include, among other things, controls to ensure data are complete and secure; activities documented at the time of performance; audit trail functionality; authorized access and limitations; validated computer systems; and review of records for accuracy, completeness and compliance with established standards.

Post-approval changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from current good manufacturing practice and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with current good manufacturing practice, data integrity, pharmacovigilance (i.e., post-marketing safety reporting obligations) and other aspects of regulatory compliance.

The FDA may withdraw a product approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-approval studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a Risk Evaluation and Mitigation Strategy. Other potential consequences include:

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

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the U.S. Department of Justice or the Office of the Inspector General of the Department of Health and Human Services, as well as other federal and state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees and permanent injunctions under which specified promotional conduct is changed or curtailed.

The distribution of prescription drugs and biologics are subject to the Drug Supply Chain Security Act, which requires manufacturers and other stakeholders to comply with product identification, tracing, verification, detection and response, notification and licensing requirements. In addition, the Prescription Drug Marketing Act, and its implementing regulations, and state laws limit the distribution of prescription pharmaceutical product samples, and the Drug Supply Chain Security Act imposes requirements to ensure accountability in distribution and to identify and remove prescription drug and biological products that may be counterfeit, stolen, contaminated, or otherwise harmful from the market.

Patent Term Restoration and Marketing Exclusivity

After approval, owners of drug or biological product patents may apply for up to a five-year patent extension to restore a portion of patent term lost during product development and FDA review of a BLA if approval of the application is the first permitted commercial marketing or use of a biologic containing the active ingredient under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The allowable patent term extension is calculated as one-half of the product’s testing phase, which is the time between IND and BLA submission, and all of the review phase, which is the time between BLA submission and approval, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term restoration.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug candidate covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug candidate for which a BLA has not been submitted.

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

In addition to other benefits, such as the ability to have more frequent interactions with the FDA, the agency may initiate review of sections of a fast track product’s BLA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s review period under the Prescription Drug User Fee Amendments for a fast track application does not begin until the last section of the BLA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the agency believes that the designation is no longer supported by data emerging in the clinical trial process.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our business may be subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business, particularly once third-party reimbursement becomes available for one or more of our products. The healthcare fraud and abuse laws and regulations that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs;
●	The federal civil and criminal false claims laws and civil monetary penalty laws, including the civil False Claims Act, which prohibits, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent, or knowingly making, or using or causing to be made or used, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government;
●	The federal Health Insurance Portability and Accountability Act of 1996, which, among other things, prohibits executing a scheme to defraud any healthcare benefit program, including private third-party payors, and prohibits (i) knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation and (ii) making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;
●	The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, including health plans, healthcare clearinghouses and certain healthcare providers, and their business associates, individuals or entities that perform certain services on behalf of a covered entity that involve the use or disclosure of individually identifiable health information. The Health Information Technology for Economic and Clinical Health Act of 2009 also created new tiers of civil monetary penalties, amended Health Insurance Portability and Accountability Act of 1996 to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the Health Insurance Portability and Accountability Act of 1996 and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services, information related to direct or indirect payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held in a company by physicians and their immediate family members. Since 2022, applicable manufacturers have been required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and

●	U.S. state and local laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that restrict the ability of manufacturers to offer co-pay support to patients for certain prescription drugs; state laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require drug manufacturers to report information on the pricing of certain drugs; state laws and local ordinances that require identification or licensing of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by the Health Insurance Portability and Accountability Act of 1996, thus complicating compliance efforts.

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

Healthcare Reform

In the United States there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 in March 2010, substantially changing the way healthcare is financed by both governmental and private insurers and significantly impacting the U.S. pharmaceutical industry. Among other things, this act subjects biologics to potential competition by lower-cost biosimilars; addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; establishes annual fees and taxes on manufacturers of certain branded prescription drugs; and creates a new Medicare Part D coverage gap discount program in which, as a condition of coverage of its products under Medicare Part D, manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period.

Some of the provisions of this act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In addition, there have been efforts by the Trump Administration to repeal or replace certain aspects of this act and to alter the implementation of this act and related laws. For example, Congress has considered legislation that would repeal or repeal and replace all or part of this act. While Congress has not passed comprehensive repeal legislation, bills affecting the implementation of certain taxes under this act have been signed into law. The Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective on January 1, 2019, the tax-based shared responsibility payment imposed by the Health Care and Education Reconciliation Act of 2010 on certain individuals who fail to maintain qualifying health coverage for all or part of a year commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees required by the Health Care and Education Reconciliation Act of 2010, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, among other things, amends the Health Care and Education Reconciliation Act of 2010, effective January 1, 2019, to reduce the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In addition, in July 2018, the Centers for Medicare and Medicaid Services issued a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the risk adjustment program of Health Care and Education Reconciliation Act of 2010 in response to the outcome of federal district court litigation regarding the method Centers for Medicare and Medicaid Services uses to determine this risk adjustment. Additional legislative changes or regulatory changes related to the Health Care and Education Reconciliation Act of 2010 remain possible. In December 2018, a United States District Court Judge for the Northern District of Texas ruled that the entire Health Care and Education Reconciliation Act of 2010 is unconstitutional because the tax penalty associated with the “individual mandate” was repealed by Congress as part of the Tax Act. This ruling is under appeal and stayed pending appeal. While the United States District Court Judge for the Northern District of Texas, as well as the Trump Administration and the Centers for Medicare and Medicaid Services, have stated that the ruling will have no effect while this appeal is pending, it is unclear how this decision, subsequent appeals and other efforts to invalidate the Health Care and Education Reconciliation Act of 2010, regulations promulgated under the act or portions thereof, will impact the act and its implementation.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing; reduce the cost of prescription drugs under Medicare; review the relationship between pricing and manufacturer patient programs; and reform government program reimbursement methodologies for drugs. For example, the Trump Administration released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. On January 31, 2019, Office of the Inspector General of the Department of Health and Human Services proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will remove safe harbor protection from rebates paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although a number of these, and other proposed measures may require additional authorization to become effective, Congress and the Trump Administration have each indicated that they would continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement limitations, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

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

Manufacturing and Supply

Following the divestiture of the Greater China assets and business operations, we primarily rely on contract development and manufacturing organizations, or CDMOs to manufacture our drug candidates.

We currently outsource the manufacturing of clinical trial material for our clinical stage projects to leading CDMOs in China such as WuXi Biologics, which have established track records for both clinical trial material supply and commercial material supply. We have assembled a seasoned internal team with deep experience in this area to drive and monitor this process. For contingency planning purposes, we have also established relationships with other CDMOs. We expect to continue our outsourcing relationships with contract manufacturers to meet the ongoing needs for the development of our drug candidates. We have framework agreements with these external service providers, under which they provide services to us on a project-by-project basis. We also monitor the manufacturing activities of clinical trial material at CDMOs to ensure the compliance with local and international current good manufacturing practice and applicable regulations. Currently, our contract manufacturers obtain raw materials and supplies for the manufacturing activities from multiple suppliers who we believe have sufficient capacity to meet our demands. We typically order materials and services on a purchase order basis. We also enter into long-term capacity or minimum supply arrangements with them.

Historically, we invested in a manufacturing facility under construction by I-Mab Hangzhou and, through our wholly-owned subsidiary, were the largest shareholder of I-Mab Hangzhou. Upon the occurrence of certain triggering events as specified in the shareholders agreement among I-Mab Hangzhou, we, through our wholly-owned subsidiary, and other domestic investors, including but not limited to I-Mab Hangzhou’s failure to accomplish certain public offering condition, we may be obligated to repurchase the equity held by other domestic investors in cash or in our stocks. In connection with the divestiture of the Greater China assets and business operations, we have transferred most of the equity interests we held in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. As a result, we subsequently became a minority shareholder, and I-Mab Hangzhou has become an unconsolidated investee of our company. We may seek to contract with I-Mab Hangzhou or other manufacturing facilities to manufacture our product candidates in the future, which could add to our costs.

Code of Conduct

We have formulated a code of conduct that covers business ethics, responsible research and development activities, public relations, intellectual property and data protection, workplace, assets, corporate governance, concerns reporting and other behaviors, and serves as a guide for all employees and third parties to take compliance actions in business activities. We have arranged compliance training courses for newly hired employees to help them understand the business code of conduct that falls in line with industry and our standards. In addition, we have adopted an employee handbook which describes the compliance management system implemented at I-Mab to ensure compliance with applicable legal and regulatory requirements.

Quality Control and Assurance

Our senior management is firmly committed to delivering our quality performance, actively involved in allocating sufficient resources to quality management system and setting quality governance mechanism.

For pre-clinical and clinical trials, the overall quality management outlines the implementation of our business policies and procedures in order to consistently comply with the regulatory requirements, including good laboratory practices, good clinical practices, good pharmacovigilance practice and other applicable regulatory requirements in the performance of the trials. This includes:

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

For chemistry, manufacturing and controls, we have established a quality management system to oversee the process development and API and drug production at the contract development and manufacturing organizations. This system takes a holistic approach bringing senior management, quality assurance team and company policies together to create an efficient and agile quality culture. Our quality commitment with respect to chemistry, manufacturing and controls includes, but not limited to:

●	ensure that the product manufacturing, releasing, packaging, storage, and shipment meets all specifications and the requirements of the FDA, current good manufacturing practice or other applicable laws and regulations;
●	review of process deviations and changes, root cause analysis, impact assessment, corrective and preventative actions, and validation;
●	ensure the consistency of key quality practices with our contract development and manufacturing organizations;
●	proactive quality system review based on audits, process data analysis, equipment condition, and periodic review of internal and external sources of data; and
●	assessment of regulatory guidance and ensure readiness for regulatory inspections.

C.Organizational Structure

The following chart illustrates our company’s updated organizational structure, including our principal subsidiaries, as of the date of this annual report:

D.Property, Plant and Equipment

Our headquarters is located in Rockville, MD, where we lease and occupy approximately 744 square meters as office space. We currently lease approximately 54 square meters of office space in Tianjin, and approximately 1,081 square meters of office space and laboratories in San Diego. The terms of these leases range from one year to seven years.

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

A.Operating Results

Overview

We are a U.S.-based global biotech company exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer. Following the divestiture of the Greater China assets and business operations and as of the date of this annual report, we have developed an innovative pipeline of three clinical stage assets through our internal research and development efforts and collaboration arrangements with global pharmaceutical and biotech companies.

Since the commencement of our operation in 2014, we have devoted most of our efforts and financial resources to organizing and staffing our operations, formulating business planning, raising capital, establishing our intellectual property portfolio and conducting pre-clinical and clinical trials of our drug candidates. On February 6, 2024, we entered into definitive agreements to divest the Greater China assets and business operations, including our rights to the Greater China portfolio, to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. After the completion of the divestiture, we no longer own any rights to the Greater China portfolio.

We have not generated any revenue from the sales of our products, and as a result, we had incurred net losses since the commencement of our operations to 2023, except that in 2020, we generated net income of RMB470.9 million, primarily attributable to the revenues recognized in connection with the strategic collaboration with AbbVie of RMB1,542.7 million. In 2021, 2022 and 2023, our net losses were RMB2,331.5 million, RMB2,507.3 million and RMB1,465.7 million (US$206.4 million), respectively. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, and we cannot assure you that we will ever generate significant revenue or profits.

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

Research and development activities are central to our business model. We believe our ability to successfully develop drug candidates is the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including conducting pre-clinical studies and clinical trials, and activities related to regulatory filings for our drug candidates. Our research and development expenses primarily include the following:

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

Any change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate. Following the divestiture of our Greater China assets and business operations, we expect research and development costs to decrease in the foreseeable future, as we continue to support and advance the clinical trials of our drug candidates.

Our administrative expenses consist primarily of employee salaries and related benefit costs. Other administrative expenses include professional fees for consulting and auditing as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. Following the divestiture of our Greater China assets and business operations, we expect our administrative expenses to decrease in the future to support our pipeline assets and research and development efforts.

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our drug assets through our network of global partnerships and alliances. As we have not obtained marketing approval for or commercialized a drug candidate, our revenues at the current stage are primarily subject to the availability of the payments from granting licenses to research, develop and otherwise exploit certain of our drug assets, and supply of the investigational products thereof, which primarily contributed to our revenues in 2020, 2021 and 2023. See “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements” for more information on the existing out-licensing arrangements.” However, substantial uncertainties remain as to the availability and the recognition of revenue from out-licensing agreement. For example, we recognized an aggregate revenue of US$48.0 million in 2020 and 2021 in relation to our collaboration with AbbVie based on the probability of achieving a key milestone. However, we witnessed an amendment to the overall collaboration arrangement with AbbVie, which resulted in a lowered probability of achieving such key milestone and a reversal of revenue of US$-48.0 million (equivalent to RMB-314.2 million) in 2022. In September 2023, we received a notice from AbbVie, terminating the collaboration agreement in its entirety.

In addition, after validating clinical safety and preliminary efficacy of a drug candidate in our Global portfolio in clinical trials in the United States, we may elect to out-license certain rights of such drug candidate, but we may choose to retain these rights for the United States or other countries or regions as we may deem fit. Before the commercialization of one or more of our drug candidates, we expect that the majority of our revenue will continue to be generated from out-licensing our intellectual properties.

Funding for Our Operations

During the periods presented, we funded our operations primarily from financing through the issuance and sale of preferred shares and convertible promissory notes in private placement transactions. Going forward, in the event of successful commercialization of one or more of our drug candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. In addition, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our cash flow plan and our results of operations.

Our Ability to Commercialize Our Drug Candidates

Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the applicable health authority. Currently, our pipeline consists of three clinical stage drug candidates. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of drug candidates after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidates. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for more information on the development status of our various drug candidates.

The Effect of Our Acquisition of I-Mab Tianjin and Our Divestiture of the Greater China Assets and Business Operations

We acquired a controlling interest in I-Mab Tianjin on July 15, 2017 and the remaining interest in I-Mab Tianjin in May 2018. Since our acquisition of the controlling interest in I-Mab Tianjin on July 15, 2017, I-Mab Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in I-Mab Tianjin, we integrated the operations of I-Mab Tianjin into our operations. I-Mab Tianjin did not generate any external revenue from July 15, 2017 to December 31, 2023. In connection with our acquisition of I-Mab Tianjin, we identified intangible assets of RMB148.8 million and goodwill of RMB162.6 million of I-Mab Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the reporting unit exceeds its fair value. For the years ended December 31, 2021, 2022 and 2023, we recognized goodwill impairment in the amount of nil, nil and RMB162.6 million (US$22.9 million), respectively. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future.

On February 6, 2024, we entered into definitive agreements to divest the Greater China assets and business operations, including our rights to the Greater China portfolio, to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. After the completion of the divestiture, we do not own any rights to the Greater China portfolio, including the Greater China rights for eftansomatropin alfa, felzartamab, uliledlimab, and givastomig. We will no longer bear future development costs of the Greater China assets and business operations. The transaction also extinguishes existing repurchase obligations owed by a wholly owned subsidiary of ours in the amount of approximately US$183 million.

As a result of our divestiture of the Greater China assets and business operations, we have ceased to consolidate the divested entities, assets and businesses as well as their corresponding financial results from the second quarter of 2024. The audited consolidated financial information presented in this annual report did not take into account the divestiture of the Greater China assets and business operations that was closed in April 2024. For the year ending December 31, 2024, we expect that our financial condition and results of operations will be materially affected and our historical results will not be indicative of future financial condition or results of operations.

Key Components of Results of Operations

Revenues

For the years ended December 31, 2021 and 2022, we generated revenue from (i) licensing and collaboration, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug assets, and (ii) supply of investigational products to AbbVie. The decrease in 2022 net revenue was primarily due to a non-cash adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022. For the year ended December 31, 2023, we generated revenue from the supply of investigational products to AbbVie and Human Immunology Biosciences, Inc.

Research and Development Expenses

Research and development expenses primarily consist of: (i) payroll and other related expenses of research and development personnel, (ii) fees associated with the exclusive development rights of our in-licensed drug candidates, (iii) fees for services provided by CROs, investigators and clinical trial sites that conduct our clinical studies, and (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses.

Our research and development activities in 2023 were primarily related to the former Greater China portfolio. Following the completion of the divestiture of the Greater China assets and business operations, our current research and development activities primarily relate to the clinical development of the following investigational drugs:

●	Uliledlimab, a highly differentiated CD73 antibody for solid tumors, if approved;
●	Givastomig, a novel, tumor-dependent T cell engager for gastric and other cancers, if approved; and
●	Ragistomig, a PD-L1-based tumor-dependent T cell engager for solid tumors, if approved.

We incurred research and development expenses of RMB1,213.0 million, RMB904.9 million and RMB810.6 million (US$114.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively, representing 57.4%, 52.6% and 64.2% of our total research and development and administrative expenses for the corresponding periods. We expect our research and development expenses to decrease in relation to prior years, due to a streamlined operating model and a more focused pipeline strategy.

Administrative Expense

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2021, 2022 and 2023, our administrative expenses amounted to RMB899.9 million, RMB815.8 million and RMB453.0 million (US$63.8 million), respectively. We expect our administrative expenses to decrease in relation to prior years, due to a streamlined operating model with less employees and a more focused pipeline strategy.

Impairment of Goodwill

For the year ended December 31, 2023, we recognized an impairment of goodwill of RMB162.6 million (US$22.9 million). The goodwill impairment resulted from our annual impairment analysis and reflected the continued disconnect between I-Mab’s anticipated future performance and present uncertainty reflected in its market valuation.

Interest Expense

Interest expense consists primarily of interest expenses on our short-term bank borrowings.

Interest Income

Interest income consists primarily of interest income derived from our term deposit and restricted cash pledged as collateral for a working capital loan.

Other Income (Expenses), Net

Other income (expenses), net consists primarily of income from the equity transfer of I-Mab Hangzhou, fair value change of short-term and other investments, fair value change of put right liabilities, net foreign exchange gains (losses) and subsidy income.

Equity In Loss of Affiliates

Equity in loss of affiliates consists primarily of the loss recognized based on our proportion ownership in I-Mab Hangzhou.

Taxation

Cayman Islands

I-Mab, our holding entity, is incorporated in the Cayman Islands. According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

I-Mab, our holding entity, holds a business registration and tax file number in Hong Kong. I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, companies registered in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2021, 2022 and 2023, the income tax expenses recorded in the consolidated statements of comprehensive income (loss) for I-Mab were nil, RMB0.7 million and nil, respectively. For the years ended December 31, 2021, 2022 and 2023, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab and I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma US Ltd. is incorporated in Maryland and is subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in Maryland at a rate of 8.25%. I-Mab Biopharma US Ltd. has no taxable income for all periods presented and therefore no provision for income taxes is required.

China

On March 16, 2007, the National People’s Congress of the PRC enacted the Corporate Income Tax Law (as amended in 2017 and 2018, respectively), under which Foreign Investment Enterprises and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The Corporate Income Tax Law became effective on January 1, 2008. Under the Corporate Income Tax Law, preferential tax treatments are granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises.”

Our PRC subsidiary is subject to the statutory income tax rate of 25%. No provision for income taxes has been accrued because our PRC subsidiary is in cumulative loss positions for all the periods presented.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the future based on the assessment as of December 31, 2023. Therefore, we have provided full valuation allowances for the deferred tax assets as of December 31, 2021, 2022 and 2023.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, we did not have any significant unrecognized uncertain tax positions.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues
Licensing and collaboration revenue	40,115	(249,665)	16,814	2,368
Supply of investigational products	47,911	28,102	10,830	1,525
Total revenues	88,026	(221,563)	27,644	3,893
Cost of revenues	(46,432)	(27,237)	—	—
Expenses
Research and development expenses (1)	(1,212,958)	(904,901)	(810,646)	(114,177)
Administrative expenses (1)	(899,943)	(815,766)	(453,017)	(63,806)
Impairment of goodwill	—	—	(162,574)	(22,898)
Loss from operations	(2,071,307)	(1,969,467)	(1,398,593)	(196,988)
Interest income	21,333	26,908	51,749	7,289
Interest expense	—	(9)	(722)	(102)
Other income (expenses), net	83,162	(126,587)	(38,109)	(5,368)
Equity in loss of affiliates (1)	(367,883)	(437,465)	(80,019)	(11,270)
Loss before income tax expense	(2,334,695)	(2,506,620)	(1,465,694)	(206,439)
Income tax benefit (expense)	3,154	(697)	—	—
Net loss attributable to I-Mab	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Net loss attributable to ordinary shareholders	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(135,717)	400,304	84,497	11,901
Total comprehensive loss attributable to I-Mab	(2,467,258)	(2,107,013)	(1,381,197)	(194,538)
Net loss attributable to ordinary shareholders	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Weighted-average number of ordinary shares used in calculating net loss per share
Basic	174,707,055	189,787,292	191,423,850	191,423,850
Diluted	174,707,055	189,787,292	191,423,850	191,423,850
Net loss per share attributable to ordinary shareholders
Basic	(13.35)	(13.21)	(7.66)	(1.08)
Diluted	(13.35)	(13.21)	(7.66)	(1.08)
Net (loss) income per ADS attributable to ordinary shareholders
—Basic	(30.71)	(30.38)	(17.62)	(2.48)
—Diluted	(30.71)	(30.38)	(17.62)	(2.48)

Note:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Research and development expenses	201,926	117,876	66,758	9,403
Administrative expenses	406,683	239,272	126,244	17,781
Equity in loss of affiliates	13,267	13,852	4,815	678
Total	621,876	371,000	197,817	27,862

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total net revenues for the year ended December 31, 2023 were RMB27.6 million (US$3.9 million), compared with RMB-221.6 million for the year ended December 31, 2022. Total net revenues for the year ended December 31, 2023 consisted of revenues recognized in connection with the strategic collaboration with AbbVie and revenues generated from the supply of investigational products to AbbVie and Human Immunology Biosciences, Inc. The negative figure for net revenue for the year ended December 31, 2022 was primarily due to a one-time, non-cash accounting adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022. This amendment led to a reduced probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
CRO service fees	523,559	57.9	519,345	73,148	64.1
In-licensed patent right fees	3,316	0.4	1,485	209	0.2
Employee benefit expenses	324,363	35.8	241,814	34,059	29.8
Material costs for drug candidates	20,857	2.3	13,926	1,961	1.7
Other expenses	32,806	3.6	34,076	4,800	4.2
Total	904,901	100.0	810,646	114,177	100.0

Our research and development expenses decreased by 10.4% from RMB904.9 million for the year ended December 31, 2022 to RMB810.6 million (US$114.2 million) for the year ended December 31, 2023, primarily due to (i) a decrease in employee benefit expenses of employees involved in research and development from RMB324.4 million for the year ended December 31, 2022 to RMB241.8 million (US$34.1 million) for the year ended December 31, 2023, primarily due to reduced payroll expenses related to headcount optimization as a result of asset prioritization and reduced share-based compensation expenses; (ii) a slight decrease in service fees for CRO and contract manufacturing organizations from RMB523.6 million for the year ended December 31, 2022 to RMB519.3 million (US$73.1 million) for the year ended December 31, 2023; (iii) a decrease in material costs for drug candidates from RMB20.9 million for the year ended December 31, 2022 to RMB13.9 million (US$2.0 million) for the year ended December 31, 2023; and (iv) a slight increase in other expenses from RMB32.8 million for the year ended December 31, 2022 to RMB34.1 million (US$4.8 million) for the year ended December 31, 2023.

In 2023, 86.1% and 13.9% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively, as compared to 88.2% and 11.8% in 2022. In 2023, felzartamab and eftansomatropin alfa accounted for approximately 43.1% and 22.2% of our external research and development expenses, which primarily included payments to CROs and contract manufacturing organizations. In 2022, felzartamab and eftansomatropin alfa accounted for approximately 23.6% and 20.6% of our external research and development expenses, which primarily included payments to CROs and contract manufacturing organizations. No other programs accounted for a significant portion of our research and development expenses in 2023 and 2022. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses decreased from RMB815.8 million for the year ended December 31, 2022 to RMB453.0 million (US$63.8 million) for the year ended December 31, 2023, primarily attributable to the decrease in payroll expenses by RMB36.2 million (US$5.1 million) related to decreased headcount as a result of resource optimization and share-based compensation expenses by RMB113.1 million (US$15.9 million) for management personnel, reduced expenses for professional services, and reduced legal expenses in relation to the disputes with Tracon Pharmaceuticals, Inc. of RMB95.5 million (US$13.5 million).

Impairment of Goodwill

We recognized an impairment of goodwill of RMB162.6 million (US$22.9 million) in 2023, primarily attributable to the termination of a licensing and collaboration agreement with AbbVie in the fourth quarter of 2023. The goodwill impairment resulted from our annual impairment analysis, and reflects the continued disconnect between I-Mab’s anticipated future performance and present uncertainty reflected in its market valuation.

Interest Income

We recorded interest income of RMB26.9 million and RMB51.7 million (US$7.3 million) for the years ended December 31, 2022 and 2023, respectively. The change was primarily attributable to the interest income derived from bank deposits and the increase in interest rate of bank deposits in U.S. dollars.

Other Income (Expenses), Net

We recorded other expenses of RMB126.6 million and RMB38.1 million (US$5.4 million) for the years ended December 31, 2022 and 2023, respectively. The change was primarily attributable to unrealized exchange losses due to the significant fluctuation in the exchange rate of the Renminbi against the U.S. dollar in 2023.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of RMB437.5 million and RMB80.0 million (US$11.3 million) for the years ended December 31, 2022 and 2023, respectively. The change was mainly recognized in relation to the operating loss of our investee, I-Mab Hangzhou.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total net revenues for the year ended December 31, 2022 were RMB-221.6 million, compared with RMB88.0 million for the year ended December 31, 2021. The decrease in 2022 net revenue was primarily due to a non-cash adjustment of US$-48.0 million (equivalent to RMB-314.2 million) recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022. This amendment led to a lowered probability of achieving a key milestone that was included in the total consideration of revenue recognition in prior years. The decrease was partially offset by revenue of RMB92.6 million from license and collaboration arrangements and the supply of investigational products.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	%

	(in thousands, except for percentages)
CRO service fees	727,573	60.0	523,559	57.9
In-licensed patent right fees	66,344	5.5	3,316	0.4
Employee benefit expenses	347,571	28.7	324,363	35.8
Material costs for drug candidates	23,141	1.9	20,857	2.3
Other expenses	48,329	3.9	32,806	3.6
Total	1,212,958	100.0	904,901	100.0

Our research and development expenses decreased by 25.4% from RMB1,213.0 million for the year ended December 31, 2021 to RMB904.9 million for the year ended December 31, 2022, primarily attributable to (i) a decrease in service fees for CRO and contract manufacturing organizations from RMB727.6 million for the year ended December 31, 2021 to RMB523.6 million for the year ended December 31, 2022, primarily due to the reduced demand for investigational products as we procured sufficient stock in 2021; (ii) a decrease in in-licensed patent right fees from RMB66.3 million for the year ended December 31, 2021 to RMB3.3 million for the year ended December 31, 2022; and (iii) a slight decrease in employee benefit expenses of employees involved in research and development from RMB347.6 million for the year ended December 31, 2021 to RMB324.4 million for the year ended December 31, 2022.

In 2022, 88.2% and 11.8% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively, as compared to 94.3% and 5.7% in 2021. In 2022, felzartamab and eftansomatropin alfa accounted for approximately 23.6% and 20.6% of our external research and development expenses, which primarily included payments to CROs and contract manufacturing organizations. In 2021, felzartamab and lemzoparlimab accounted for approximately 26.4% and 34.8% of our external research and development expenses, which primarily included licensing fees and payments to CROs and contract manufacturing organizations. No other programs accounted for a significant portion of our research and development expenses in 2022 and 2021. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses decreased from RMB899.9 million for the year ended December 31, 2021 to RMB815.8 million for the year ended December 31, 2022, primarily attributable to the decrease in share-based compensation expenses by RMB167.4 million in relation to the management personnel and optimized control of operating and administrative expenses, and partially offset by the increase of the accrued expenses in relation to the disputes with Tracon of RMB95.5 million.

Interest Income

We recorded interest income of RMB21.3 million and RMB26.9 million for the years ended December 31, 2021 and 2022, respectively. The change was primarily attributable to the interest income derived from bank deposits and a decrease in bank balance.

Other Income (Expenses), Net

We recorded other income of RMB83.2 million and other expenses of RMB126.6 million for the years ended December 31, 2021 and 2022, respectively. The change was primarily attributable to unrealized exchange losses due to the significant fluctuation in the exchange rate of RMB against USD in 2022 and the fair value change of short-term and other investments.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of RMB367.9 million and RMB437.5 million for the years ended December 31, 2021 and 2022, respectively. The change was primarily due to the increased expenditure of our investee, I-Mab Hangzhou.

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

We applied significant judgement in developing the fair value of our single reporting unit. Fair value of the reporting unit is estimated by us using a discounted cash flow model which requires us to make judgements and assumptions related to future revenues, discount rate and terminal growth rate. The probabilities of the success of the clinical trials based on the status of these trials and reference to the industry benchmark were also incorporated into the assumption of future revenues. Impairment of goodwill of RMB162.6 million (US$22.9 million) was recognized for the year ended December 31, 2023.

Revenue Recognition

We adopted Accounting Standard Codification 606, Revenue from Contracts with Customers (Topic 606), or the ASC 606, for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

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

See Note 14 “Licensing and Collaboration Arrangements” of our consolidated financial statements included elsewhere in this annual report for a further discussion of our licensing and collaboration revenues.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We have incurred net losses and negative cash flows from our operations for the years ended December 31, 2021, 2022 and 2023. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB2,331.5 million, RMB2,507.3 million and RMB1,465.7 million (US$206.4 million) for the year ended December 31, 2021, 2022 and 2023, respectively. Our primary use of cash is to fund our research and development activities. We used RMB973.1 million, RMB1,102.8 million and RMB1,305.0 million (US$183.8 million) in cash for our operating activities for the year ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had cash and cash equivalents of RMB2,141.4 million (US$301.6 million). Our cash, cash equivalents and restricted cash consist primarily of cash in multiple banks and on hand. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the institutional investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS; and (ii) warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which were fully exercised in 2021 and increased the proceeds by approximately US$104.5 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/generated from operating activities	(973,093)	(1,102,805)	(1,304,950)	(183,798)
Net cash (used in)/generated from investing activities	(727,206)	458,382	102,515	14,439
Net cash generated from financing activities	593,924	42,357	7,572	1,066
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(128,771)	389,203	84,452	11,896
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,235,146)	(212,863)	(1,110,411)	(156,397)
Cash, cash equivalents and restricted cash, beginning of the year	4,758,778	3,523,632	3,310,769	466,311
Cash, cash equivalents and restricted cash, end of the year	3,523,632	3,310,769	2,200,358	309,914

We do not expect to generate any revenue from the sales of our products unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. During this period, we expect that our expenses will decrease following the divestiture of the Greater China assets and business operations, due to a streamlined operating model with less employees and a more focused pipeline strategy. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

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

As of December 31, 2023, 6.3% of our cash and cash equivalents were denominated in RMB and held in China. We expect that the majority of our cash and cash equivalents will be denominated in U.S. dollars and held in the U.S. in the near future. We also expect that the majority of our future revenues and additional fund raising will be denominated in U.S. dollars to support our future working capital requirements and capital expenditures outside of China. However, some events that are beyond our control may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Our business and results of operations could be adversely affected by public health crisis and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, contract manufacturing organizations and other contractors operate.”

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was RMB1,305.0 million (US$183.8 million). Our net loss was RMB1,465.7 million (US$206.4 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including equity in loss of affiliates of RMB80.0 million (US$11.3 million), impairment of goodwill of RMB162.6 million (US$22.9 million) and share-based compensation of RMB193.0 million (US$27.2 million), and changes in certain working capital items, including a decrease in accruals and other payables of RMB342.7 million (US$48.3 million) and a decrease of lease liabilities of RMB22.1 million (US$3.1 million), partially offset by a decrease in prepayments and other receivables of RMB35.9 million (US$5.1 million) and an increase in contract liabilities of RMB17.8 million (US$2.5 million). The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under our share incentive plans.

Net cash used in operating activities for the year ended December 31, 2022 was RMB1,102.8 million. Our net loss was RMB2,507.3 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including equity in loss of affiliates of RMB437.5 million and share-based compensation of RMB357.1 million, and changes in certain working capital items, including a decrease of a contract assets of RMB253.8 million, an increase in accruals and other payables of RMB109.9 million, a decrease in prepayments and other receivables of RMB109.2 million, and an increase in contract liabilities of RMB52.6 million, partially offset by a decrease of lease liabilities of RMB35.7 million. The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under our share incentive plans.

Net cash used in operating activities for the year ended December 31, 2021 was RMB973.1 million. Our net loss was RMB2,331.5 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB608.6 million and equity in loss of affiliates of RMB367.9 million, and changes in certain working capital items, including an increase in the contract liabilities of RMB224.0 million and an increase in accruals and other payables of RMB152.1 million, partially offset by an increase of inventories of RMB27.2 million and an increase of contract assets of RMB26.4 million. The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under our share incentive plans.

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2023 was RMB102.5 million (US$14.4 million). The net cash increase was primarily attributable to RMB1,005.2 million (US$141.6 million) of the proceeds from disposal of short-term and other investments, partially offset by RMB885.6 million (US$124.7 million) of the cash used in the purchase of short-term and other investments.

Net cash generated from investing activities for the year ended December 31, 2022 was RMB458.4 million. The net cash increase was primarily attributable to RMB7,911.5 million of the proceeds from disposal of short-term and other investments, partially offset by RMB7,407.3 million of the cash used in the purchase of short-term and other investments.

Net cash used in investing activities for the year ended December 31, 2021 was RMB727.2 million. The net cash decrease was primarily attributable to RMB10,173.3 million of purchase of short-term investments, partially offset by RMB9,482.0 million of proceeds from disposal of short-term investments.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2023 was RMB7.5 million (US$1.1 million), primarily attributable to the proceeds from bank borrowings of RMB118.9 million (US$16.7 million), partially offset by the repayment of bank borrowings of RMB48.9 million (US$6.9 million) and RMB61.3 million (US$8.6 million) of the cash used in the payment of stock repurchase.

Net cash generated from financing activities for the year ended December 31, 2022 was RMB42.4 million, primarily attributable to the proceeds from exercise of stock options of RMB44.7 million and the proceeds from bank borrowings of RMB19.0 million, partially offset by RMB21.2 million of the cash used in the payment of stock repurchase.

Net cash generated from financing activities for the year ended December 31, 2021 was RMB593.9 million, primarily attributable to the proceeds from exercise of warrants of RMB672.7 million, partially offset by payments of the issuance cost in relation to private placement of RMB128.8 million.

Material Cash Requirements

Contractual Obligation

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our operating lease obligations, purchase obligations and other commitments.

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB29.9 million. RMB45.8 million and RMB11.4 million (US$1.6 million) in the years ended December 31, 2021, 2022 and 2023, respectively.

The following table sets forth our contractual obligations as of December 31, 2023:

			Less Than		1-3		3-5		More Than
	Total		1 Year		Years		Years		5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

(in thousands)
Operating lease commitments	50,003	7,042	22,949	3,232	12,580	1,771	9,649	1,359	4,825	680
Purchase obligations	—	—	—	—	—	—	—	—	—	—
Other commitments	—	—	—	—	—	—	—	—	—	—

Our operating lease commitments relate to leases for our office premises and lab space pursuant to non-cancellable operating lease agreements. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. We have a contingent obligation to repurchase the equity held by certain investors in the period beyond 12 months. For a detailed description of this contingent obligation, see “Item 4. Information on the Company—A. History and Development of the Company.”

Collaborations, Licensing and Other Arrangements

We entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 14 “Licensing and Collaboration Arrangements” of our consolidated financial statements included elsewhere in this annual report for additional information on these collaboration arrangements.

Holding Company Structure

We are a holding company with no material operations of its own. Following the divestiture of the Greater China assets and business operations, we currently conduct our operations primarily through our subsidiary in the United States and only a small portion of business operations in China through our PRC subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our U.S. and PRC subsidiaries. In the event that we may rely on dividends paid by our PRC subsidiary, there are certain limitations imposed by debt instruments or PRC laws, rules and regulations. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution” and “Item 3. Key information—D. Risk Factors—General Risks Related to Our ADSs—Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.”

C.Research and Development, Patents and Licenses, Etc.

Sec “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

DIRECTORS AND EXECUTIVE OFFICERS	AGE	POSITION/TITLE
Raj Kannan	60	Director and Chief Executive Officer
Wei Fu	42	Director
Shuai Chen	50	Director
Chun Kwok Alan Au	51	Independent Director
Conor Chia-hung Yang	61	Independent Director
Pamela M. Klein, M.D.	62	Independent Director and interim Chairperson of the Board of Directors
Ruyi He, M.D.	63	Independent Director
Rong Shao, Ph.D.	61	Independent Director
Joseph Skelton	33	Chief Financial Officer

Raj Kannan has served as our director and chief executive officer since June 2023. Mr. Kannan has over 30 years of industry experience in creating and developing global specialty medicine franchises. He has effectively led and grown organizations and supported multiple successful launches across therapeutic areas in the U.S. and globally. Mr. Kannan currently serves as an independent director of Valinor Pharma, LLC. Prior to joining us, he served as the chief executive officer and director of Aerie Pharmaceuticals from December 2021 to November 2022 and led the successful merger of Aerie Pharmaceuticals to Alcon, Inc. where the all-cash transaction was consummated in mid-November 2022. Prior to joining Aerie Pharmaceuticals, Mr. Kannan was the chief executive officer and the president of Chiasma, Inc., where he led the organization through the approval and the launch of the first oral therapy in over a decade for patients with acromegaly and subsequently through the acquisition by Amryt Pharma Plc. After that, he served as an independent director of Amryt Pharmaceuticals from August 2021 to April 2023 when it was acquired by Chiesi. From July 2018 to June 2019, Mr. Kannan served as the chief commercial officer at Kiniksa Pharmaceuticals, where he built the commercial operations, including sales, marketing and business analytics functions, and from June 2014 to May 2018, he served as the global head of the Neurology and Immunology business franchise at Merck KGaA, where he led and revitalized the largest franchise through significant strategic shifts and recalibration of pipeline investments, turning it into a high-growth business generating $2 billion in annual revenues. Prior to that, Mr. Kannan accumulated a decade of experience at Boehringer Ingelheim International GmbH in the United States, Canada, and Germany and held various positions, including the global marketing head of the Cardiovascular Franchise. Mr. Kannan received his M.B.A. from East Carolina University in the United States in May 1990 and his bachelor’s degree from the University of Madras in India in May 1984.

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

Conor Chia-hung Yang has served as our director since January 2020. Mr. Yang has been the chief financial officer of Ehang Holdings Limited (Nasdaq: EH) since September 2023. During the period spanning 2007 to 2023, Mr. Yang held several chief financial officer positions at different times in Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc., currently known as AirNet Technology Inc., (Nasdaq: ANTE). Prior to that, Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007. From 1999 to 2004, Mr. Yang was the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Between 1992 and 1999, Mr. Yang held positions at different times in Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited. Mr. Yang currently also serves as an independent director of iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKEX: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Ltd (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles in 1992.

Pamela M. Klein, M.D., has served as our director since January 2020 and our interim chairperson of the board of directors since February 2024. Dr. Klein currently a director of argenx SE (Nasdaq: ARGX) since April 2016, a director of Patrys Limited (ASX: PAB) since October 2019 and a director of Frontier Medicines (private) since January 2023. She previously served as a director of Spring Bank Pharmaceuticals (Nasdaq: SBPH); F-Star (Nasdaq: FSTR) and Jiya Acquisition Corp (Nasdaq: JYAC). In addition, Dr. Klein has served as the president at PMK BioResearch since 2008, offering consultancy in Oncology Drug Development to Biotech, Pharma and the Investment Community. Dr. Klein has also served as the consulting chief medical officer at Olema Oncology since 2018. Previously, Dr. Klein served as chief medical officer for successful biotech start-ups and prior to that, Vice President, Genentech, Development. Dr. Klein received her bachelor’s degree in cell and molecular biology from California State University in 1985 and an M.D. from Stritch School of Medicine, Loyola University Chicago in 1992 followed by an internal medicine residency at Cedars Sinai, Los Angeles. Dr. Klein spent seven years at the National Cancer Institute of the National Institutes of Health in Bethesda, Maryland in medical oncology.

Ruyi He, M.D., has served as our director since June 2021. Dr. He is the chief medical officer of RemeGen Inc and Venture Partner of SDIC Fund Management Co., the former Chief Scientist at the Center for Drug Evaluation at the National Medical Products Administration of the PRC, or the NMPA. He joined the NMPA in 2016, after having worked at the FDA for almost two decades. As the first overseas expert hired by NMPA as the Chief Scientist, Dr. He organized and led many NMPA reforms on the drug evaluation system. In addition to establishing guidance for drug evaluation and approvals in China, Dr. He has also introduced multiple international policies into the NMPA, including conditional approval and acceptance of clinical data from abroad. Dr. He received his medical degree from China Medical University. Dr. He received his bachelor’s degree and master’s degree in medical from China Medical University in 1983 and 1986, respectively, and his M.D. in Internal Medicine from Howard University in 1999. He completed his residency training in Internal Medicine at Howard University Hospital in Washington DC and received his clinical and research training at the National Institute of Diabetes and Digestive and Kidney Diseases at the National Institutes of Health in Bethesda, Maryland. Dr. He is a licensed, board-certified physician in Internal Medicine in the United States.

Rong Shao, Ph.D., has served as our director since June 2021. Dr. Shao is a professor of drug administration policies and regulations, the Executive Deputy Director of the Research Center of National Drug Policy & Ecosystem and the Director of the NMPA Key Laboratory of Drug Regulatory Innovation and Evaluation, at China Pharmaceutical University. Dr. Shao has been engaged in the research and education of drug policies and regulations for more than three decades and has contributed to the development of China’s drug regulatory innovation and reform, including serving as an expert committee member for NMPA in the revision of Drug Administration Law (2019). Dr. Shao is currently a board member and the committee chair in academic associations, such as the China Pharmaceutical Association and the China Society for Drug Regulation. She is also an editorial board member of China Pharmacy, Chinese Journal of New Drugs, and Chinese Journal of Health Policy. Dr. Shao holds a Ph.D. in Pharmacy Administration from Shenyang Pharmaceutical University, bachelor’s degree in Medicinal Chemistry from China Pharmaceutical University, and bachelor’s degree in Law from Nanjing University. Dr. Shao is also a Chinese practicing lawyer.

Joseph Skelton has served as our chief financial officer since February 2024. Mr. Skelton has nearly ten years of investment banking experience with a focus on the life sciences vertical. He has served as a senior vice president in the healthcare investment banking group at Truist Securities, covering the biopharma sector since May 2021. During his tenure at Truist, he served on many of the franchise-making deals of the healthcare group across both M&A advisory as well as strategic capital raising, focusing on providing strategic and financial advice to life sciences companies. Prior to joining Truist, Mr. Skelton served as an investment banker of the healthcare investment banking group at Cantor Fitzgerald from April 2020 to May 2021, focusing on providing M&A advisory services as well as strategic capital raising. Mr. Skelton also worked in the corporate development department at Amneal Pharmaceuticals from September 2019 to April 2020, responsible for exercising strategic initiatives of Amneal. Prior to joining Amneal, Mr. Skelton served as an associate of the healthcare investment banking group at Cantor Fitzgerald from July 2018 to September 2019. From June 2017 to July 2018, he served as an investment banking analyst and associate at Janney Montgomery Scott. From July 2015 to June 2017, he served as an analyst at Ernst and Young. Mr. Skelton obtained his master’s degree in accounting in 2015 and his bachelor’s degree in business and economics in 2013, both from Lehigh University.

Our Scientific Advisory Board

The members of our scientific advisory board provide scientific, portfolio and project strategy advice to us, including the evaluation of research and development strategies. The members of our scientific advisory board receive cash compensation for their services.

Howard Weiner, M.D., has served on our scientific advisory board since July 2019. Dr. Weiner is the Robert L. Kroc Professor of Neurology at the Harvard Medical School, Director of the Partners Multiple Sclerosis Center and Co-Director of Center for Neurologic Diseases at Brigham & Women’s Hospital in Boston. The Partners Multiple Sclerosis Center is the first integrated multiple sclerosis center that combines clinical care, MRI imaging and immune monitoring to the multiple sclerosis patient as part of the 2000 patient CLIMB cohort study. Dr. Weiner has pioneered immunotherapy in multiple sclerosis and has investigated immune mechanisms in nervous system diseases including multiple sclerosis, Alzheimer’s disease, amyotrophic lateral sclerosis, stroke and brain tumors. Dr. Weiner has also pioneered the investigation of the mucosal immune system for the treatment of autoimmune and other diseases and the use of anti-CD3 to induce regulatory T cells for the treatment of these diseases.

Patricia LoRusso, D.O., M.A., Ph.D., has served on our scientific advisory board since July 2019. Dr. LoRusso is currently a professor of medicine and a clinical scholar in medical oncology and Associate Director of Innovative Medicine at Yale Cancer Center in New Haven, Connecticut, USA, where she is also Director of Early Therapeutics Disease-Aligned Team. Dr. LoRusso’s expertise is in testing new treatments on patient volunteers with advanced-stage cancer. She heads the early clinical trials program at Yale Cancer Center. She has served as the co-leader of the Stand Up To Cancer/Melanoma Research Alliance-funded Melanoma Dream Team, a Komen Promise grant co-Principal Investigator, and has been a Principal Investigator of the National Cancer Institute Phase 1/early phase clinical trials program grant in excess of 20 years. She is currently primary investigator or co-investigator of numerous clinical trials. Prior to joining Yale in August 2014, Dr. LoRusso served in numerous leadership roles at Wayne State University’s Barbara Karmanos Cancer Institute for more than 25 years, most recently as director of the Phase 1 Clinical Trials Program and of the Eisenberg Center for Experimental Therapeutics. Dr. LoRusso also worked as a director in Karmanos Cancer Institute, a cancer research and provider network, from 1997 to 2014. Dr. LoRusso received her B.A. degree of science in religion/religious studies and biology, her master’s degree at Yale University, her D.O. and Ph.D. from Michigan State University, and completed fellowship training at Wayne State University. Dr. LoRusso served as co-chair of the investigational drug steering committee of the National Cancer Institute Cancer Therapy Evaluation Program, a prior parent member of the quick trials clinical subcommittee of the National Cancer Institute, and has served as either an ad hoc or an appointed member on multiple study sections and has reviewed for Komen Promise grants, numerous SPORE and P01 study sections, and translational research grants. She has served on the education and scientific committees of the American Society of Clinical Oncology, the Scientific Committee of the American Association for Cancer Research as well as a Vice-Chair for the 2019 AACR annual meeting. She is a member of the Board of Scientific Council of the National Cancer Institute and has served on the Board of Directors for the American Association for Cancer Research.

Timothy Yap, M.D., Ph.D., has served on our scientific advisory board since August 2019. Dr. Yap is a medical oncologist and physician-scientist based at the University of Texas MD Anderson Cancer Center. He is an Associate Professor in the Department for Investigational Cancer Therapeutics (Phase I Program), and the Department of Thoracic/Head and Neck Medical Oncology. Dr. Yap is the Medical Director of the Institute for Applied Cancer Science, a drug discovery biopharmaceutical unit where drug discovery and clinical translation are seamlessly integrated. He is also the Associate Director of Translational Research in the Institute for Personalized Cancer Therapy, which is an integrated research and clinical trials program aimed at implementing personalized cancer therapy and improving patient outcomes. Prior to his current position, Dr. Yap was a Consultant Medical Oncologist at The Royal Marsden Hospital in London, UK and National Institute for Health Research BRC Clinician Scientist at The Institute of Cancer Research, London, UK. Dr. Yap gained his BSc degree with First Class Honors in Immunology and Infectious Diseases at Imperial College London, UK, and was awarded the Huggett Memorial Prize. His BSc laboratory research involved an immunogenetics study under the supervision of Professor Charles Bangham. He subsequently went on to attain his Medical degree from Imperial College London, UK, before completing general medical training in Oxford. Dr. Yap’s main research focuses on the first-in-human and combinatorial development of molecularly targeted agents and immunotherapies, and their acceleration through clinical studies using novel predictive and pharmacodynamic biomarkers. Dr. Yap leads immune-oncology clinical and associated translational studies, including novel agents targeting PD-1/PD-L1, ICOS, IDO, LAG3, TIM3, STING, TGFbeta, adenosine A2A receptor and fucosylation. He was previously the UK Chief Investigator for the CheckMate 331 Phase III trial in relapsed small cell lung cancer and the KEYNOTE-158 Phase II biomarker study in advanced solid tumors and multiple novel immunotherapy combination phase I trials.

Roy S. Herbst, M.D., Ph.D., has served on our scientific advisory board since July 2019. Dr. Roy S. Herbst is an Ensign Professor of Medicine (Medical Oncology) and Professor of Pharmacology, the Chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital, and an Associate Cancer Center Director for Translational Research, Yale Cancer Center in New Haven, CT. Dr. Herbst is nationally recognized for his leadership and expertise in lung cancer treatment and research. He is best known for his work in developmental therapeutics and the personalized therapy of non-small cell lung cancer, in particular the process of linking genetic abnormalities of cancer cells to novel therapies. Prior to his appointment at Yale, Dr. Herbst was the Barnhart Distinguished Professor and Chief of the Section of Thoracic Medical Oncology in the Department of Thoracic/Head and Neck Medical Oncology, at The University of Texas M.D. Anderson Cancer Center in Houston, Texas. He also served as Professor in the Department of Cancer Biology and Co-Director of the Phase I Clinical Trials Program. He has led the Phase I development of several of the new generation of targeted agents for non-small cell lung cancer, including gefitinib, erlotinib, cetuximab, and bevacizumab. More recently, he participated in the successful registration of pembrolizumab for the treatment of advanced non-small cell lung cancer, following the successful Yale-led KEYNOTE 10 study of the immune therapy drug commonly used to treat other cancers. He was co-leader for the BATTLE-1 clinical trial program, co-leads the subsequent BATTLE-2 clinical trial program, and served as a Co-program Leader of the Developmental Therapeutics Program for the YCC Support Grant. Dr. Herbst’s laboratory work is focused on immunotherapy angiogenesis; dual epidermal growth factor receptor /vascular endothelial growth factor receptor inhibition in non-small cell lung cancer, and targeting KRAS-activated pathways. More recently, he has explored predictive biomarkers for the use of immunotherapy agents. This work has been translated from the preclinical to clinical setting in multiple Phase II and III studies which he has led. After earning a B.S. and M.S. degree from Yale University, Dr. Herbst earned his M.D. at Cornell University Medical College and his Ph.D. in molecular cell biology at the Rockefeller University in New York City, New York. His postgraduate training included an internship and residency in medicine at Brigham and Women’s Hospital in Boston, Massachusetts. His clinical fellowships in medicine and hematology were completed at the Dana-Farber Cancer Institute and Brigham and Women’s Hospital, respectively. Subsequently, Dr. Herbst completed a M.S. degree in clinical translational research at Harvard University in Cambridge, Massachusetts. Dr. Herbst is an author or co-author of more than 275 publications, including peer-reviewed journal articles, abstracts, and book chapters. His work has been published in many prominent journals, such as the Journal of Clinical Oncology, Clinical Cancer Research, Lancet, the New England Journal of Medicine, and Nature. Dr. Herbst was a member of the National Cancer Policy Forum from 1998 to 2014 for which he organized an Institute of Medicine meeting focused on policy issues in personalized medicine. He is a member of ASCO and, as a member of American Association for Cancer Research, he chairs the Tobacco Task Force. He is a fellow of the American College of Physicians and an elected member of the Association of American Physicians. Dr. Herbst is also a member of the medical advisory committee for the Lung Cancer Research Foundation and chair of the communications committee for ASCO and the International Association for the Study of Lung Cancer. He is currently the Vice Chair for Developmental Therapeutics for the SWOG’s lung committee, a principal investigator of the SWOG 0819 trial, and steering committee chair for the Lung Master Protocol.

B.Compensation.

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$7.4 million for salaries and benefits in cash to our current and former executive officers, and an aggregate of approximately US$448 thousand for compensation in cash to our independent directors. We did not pay any compensation to our directors who are not our independent directors or executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Second Amended and Restated 2017 Employee Stock Option Plan

In October 2017, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2017 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 9,609,084, subject to certain adjustments. As of April 15, 2024, options to purchase an aggregate of 1,108,636 ordinary shares under the 2017 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the grant date.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of awards. The 2017 Plan permits the awards of options.

Plan administration. Our board of directors administers the 2017 Plan. The board of directors determines, among other things, the participants to receive options, the number and subscription price of options to be granted to each participant, and the terms and conditions of each option granted.

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

Transfer restrictions. Options may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2017 Plan or the offer letter or otherwise determined by the board of directors, such as transfers by will or the laws of descent and distribution.

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

The following table summarizes, as of April 15, 2024, the number of ordinary shares underlying outstanding options that we granted under the 2017 Plan, excluding options that were forfeited, cancelled or exercised after the grant date.

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Grantees	*	1.00	October 1, 2017 to December 28, 2018	October 1, 2027
Total	1,108,636

Note:

*	Less than 1% of our total outstanding shares.

Second Amended and Restated 2018 Employee Stock Option Plan

In February 2019, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2018 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 11,005,888, subject to certain adjustments. As of April 15, 2024, awards to purchase an aggregate of 598,388 ordinary shares under the 2018 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the grant date.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of awards. The 2018 Plan permits the awards of options.

Plan administration. Our board of directors administers the 2018 Plan. The board of directors determines, among other things, the participants to receive options, the number and subscription price of options to be granted to each participant, and the terms and conditions of each option granted.

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

Transfer restrictions. Options may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Plan or the offer letter or otherwise determined by the board of directors, such as transfers by will or the laws of descent and distribution.

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

The following table summarizes, as of April 15, 2024, the number of ordinary shares underlying our outstanding options that we granted under the 2018 Plan, excluding options that were forfeited, cancelled or exercised after the grant date.

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Grantees	*	1.00	July 25, 2019	February 22, 2029
Total	598,388

Note:

*	Less than 1% of our total outstanding shares.

2019 Share Incentive Plan

In October 2019, we adopted an equity incentive plan, which we refer to as 2019 Plan, to promote the success and enhance the value of our company. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance is 100,000. As of April 15, 2024, no options under the 2019 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the grant date.

The following paragraphs describe the principal terms of the 2019 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by the board of directors or a committee of one or more members of the board of directors.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors administers the plan. The committee or the board of directors, as applicable, determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our independent directors, as determined by a committee of one or more members of the board of directors. Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

2020 Share Incentive Plan

In July 2020, we adopted 2020 Share Incentive Plan, which we refer to as the 2020 Plan, to promote the success and enhance the value of our company. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 10,760,513 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2020 Plan should not exceed 7,686,081 ordinary shares. As of April 15, 2024, options to purchase an aggregate of 2,054,670 ordinary shares and restricted share units to receive an aggregate of 23,580 ordinary shares under the 2020 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

The following paragraphs describe the principal terms of the 2020 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or one or more committees or subcommittees of the board of directors administer the plan and determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

Vesting Schedule. The options and restricted share units will vest according to the schedules specified in the plan, unless otherwise determined by the plan administrator. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend or modify the plan in accordance with our articles of association.

The following table summarizes, as of April 15, 2024, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2020 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

	Ordinary Shares
	Underlying Options
	and Restricted Share		Exercise Price
Name	Units		(US$/Share)	Date of Grant	Date of Expiration
Grantees	*		5.91	August 14, 2020 to January 11, 2021	January 11, 2031
	*		19.67	April 1, 2021	April 1, 2031
	*		9.20	March 4, 2022	March 4, 2032
	*	(1)	N/A	August 14, 2020 to March 4, 2022	—
Total	2,078,250

Notes:

*	Less than 1% of our total outstanding shares.

(1)Represents restricted share units.

2021 Share Incentive Plan

In May 2021, we adopted 2021 Share Incentive Plan, which we refer to as the 2021 Plan, to promote the success and enhance the value of our company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,023,618 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2021 Plan should not exceed 6,011,809 ordinary shares. As of April 15, 2024, options to purchase an aggregate of 2,175,326 ordinary shares and restricted share units to receive an aggregate of 390,655 ordinary shares under the 2021 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

The following paragraphs describe the principal terms of the 2021 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or one or more committees or subcommittees of the board of directors administer the plan and determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

Vesting Schedule. The options and restricted share units will vest according to the schedules specified in the plan, unless otherwise determined by the plan administrator. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend or modify the plan in accordance with our articles of association.

The following table summarizes, as of April 15, 2024, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2021 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

	Ordinary Shares
	Underlying Options
	and Restricted Share		Exercise Price
Name	Units		(US$/Share)	Date of Grant	Date of Expiration
Grantees	*	(1)	N/A	July 27, 2021 to May 23, 2023	—
	*		26.39	July 27, 2021	July 27, 2031
	*		9.20	March 4, 2022	March 4, 2032
	*		6.20	January 4, 2023	January 4, 2033
Total	2,565,981

Notes:

*Less than 1% of our total outstanding shares.

(1)Represents restricted share units.

2022 Share Incentive Plan

In June 2022, we adopted 2022 Share Incentive Plan, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company. Under the 2022 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 13,148,594 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 5,478,577 ordinary shares. Notwithstanding the foregoing, if we successfully complete extraordinary goals as approved by our board of directors, or such extraordinary goals are waived by our board of directors, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 15,340,034 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 7,670,017 ordinary shares. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan shall be proportionately adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of April 15, 2024, options to purchase an aggregate of 2,695,271 ordinary shares and restricted share units to receive an aggregate of 446,262 ordinary shares under the 2022 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

The following paragraphs describe the principal terms of the 2022 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or any authorized officer to the extent that the Board’s powers or authority under the Plan have been delegated to such officer administers the plan and determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

Vesting Schedule. The plan administrator determines conditions and the time or times at which options and restricted share units may be exercised in whole or part. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the price, conditions and time(s) for exercising each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend or modify the plan in accordance with our articles of association.

The following table summarizes, as of April 15, 2024, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2022 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

	Ordinary Shares		Exercise
	Underlying Options and		Price
Name	Restricted Share Units		(US$/Share)	Date of Grant	Date of Expiration
Grantees	*	(1)	N/A	January 4, 2023	—
	2,372,696		2.41	January 4, 2023	January 4, 2033
	*		6.20	January 4, 2023	January 4, 2033
Total	3,141,533

Notes:

*	Less than 1% of our total outstanding shares.

(1)Represents restricted share units.

C.Board Practices.

As of the date of this annual report, our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he is interested. A director who is interested in a contract, proposed contract or arrangement should declare the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors who are not our executive officers has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, and an environmental, social and governance (ESG) committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Shuai Chen. Mr. Conor Chia-hung Yang is the chairperson of our audit committee. We have determined that each of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Shuai Chen satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Chun Kwok Alan Au, Dr. Pamela M. Klein, and Dr. Ruyi He. Dr. Pamela M. Klein is the chairperson of our compensation committee. We have determined that each of Mr. Chun Kwok Alan Au, Dr. Pamela M. Klein and Dr. Ruyi He satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Fu, Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Dr. Rong Shao. Mr. Wei Fu is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Dr. Rong Shao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Environmental, Social and Governance Committee. Our environmental, social and governance committee consists of Mr. Chun Kwok Alan Au and Dr. Rong Shao. Mr. Chun Kwok Alan Au is the chairman of our environmental, social and governance committee. We have determined that each of Mr. Chun Kwok Alan Au and Dr. Rong Shao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. In addition, we have also established an ESG working group to address daily ESG workflows. The environmental, social and governance committee is responsible for, among other things:

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

Board Diversity

Board Diversity Matrix (As of April 15, 2024)
Country of Principal Executive Offices:	United States
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

Did Not
	Female	Male	Non-Binary	Disclose Gender
Part I: Gender Identity
Directors	2	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.Employees.

We had 378, 318 and 220 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 184 employees were located in China and 36 were located outside China. The table below sets forth our employees by function as of December 31, 2023:

Number
Management	11
Research and development	130
Chemistry, manufacturing and controls	29
General and administrative	44
Business and corporate development	6
Total	220

We recruit our employees primarily through recruitment websites, recruiters, internal referrals and job fairs. Approximately 25% of total employees were hired through internal referrals. We recruit our employees based on their qualification and potential. We promote culture diversity, and our employees come from the United States, Taiwan and Canada, in addition to mainland China. We prohibit any form of discrimination (including, but not limited to, employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture. We aim to be a role model in promoting female business leadership in the biotech industry. We have undertaken multiple initiatives to encourage female leadership, including launching the I-Mab Women’s Leadership Council in July 2020. Approximately 71% of our employees are female, of which 65% hold a master’s degree or above, while over 27% of our board of directors are female. We are carrying out a series of female leadership development programs committed to women’s career and personal development.

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

E.Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

Percentage of beneficial ownership is based on 186,030,689 total outstanding ordinary shares as of April 15, 2024 (excluding 8,043,040 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans).

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:**
Raj Kannan	—	—
Wei Fu (1)	29,448,395	15.8
Shuai Chen	—	—
Chun Kwok Alan Au	—	—
Conor Chia-hung Yang	—	—
Pamela M. Klein, M.D.	—	—
Ruyi He, M.D.	—	—
Rong Shao, Ph.D.	—	—
Joseph Skelton	—	—
All Directors and Executive Officers as a Group	29,448,395	15.8
Other Principal Shareholders:
C-Bridge entities (1)	29,448,395	15.8
T INVESTMENT LIMITED (2)	18,795,651	10.1
Hillhouse entities (3)	15,891,211	8.5

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of April 15, 2024.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 2440 Research Blvd, Suite 400, Rockville, MD 20850, the United States. The business address of Wei Fu is 88 Market Street, #46-04/05 Capitaspring, Singapore. The business address of Mr. Shuai Chen is 25/F, Hexa International Plaza, No.9 Chaoyangmen North Street, Dongcheng District, Beijing, China. The business address of Ruyi He is Unit 1506, Central Tower, China Overseas Plaza, No.8 Guanghua Dongli, Chaoyang District, Beijing, China. The business address of Rong Shao is No. 24 Tongjiaxiang, Gulou District, Nanjing, Jiangsu Province, China. The business address of Chun Kwok Alan Au is 22 Pottinger Street, Central, Hong Kong. The business address of Conor Chia-hung Yang is 11/F, Building One, EHang Technology Park, No. 29 Bishan Blvd., Huangpu District, Guangzhou, Guangdong Province, China. The business address of Pamela M. Klein is 231 Fort Mason, San Francisco, California 94123, the United States.

(1)	Represents (i) 1,583,280 ADSs and 10 ordinary shares directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 2,423,720 ADSs and 4 ordinary shares directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 5,123,540 ADSs and 22 ordinary shares directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (iv) 1,030,230 ADSs and 17 ordinary shares directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 6,078,571 ordinary shares directly held by Everest. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited, Everest are collectively referred to as the C-Bridge entities. CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited and C-Bridge II Investment Thirteen Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. Mr. Wei Fu is the sole director of C-Bridge Capital GP, Ltd. Everest is a public company listed on the Hong Kong Stock Exchange and controlled by funds which are under common control of the C-Bridge group, which, in turn, is controlled by Mr. Wei Fu. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by the C-Bridge entities on February 15, 2023. Please see the Schedule 13G/A filed by the C-Bridge entities with SEC on February 15, 2023 for information relating to the C-Bridge entities. The business address of each of C-Bridge entities is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(2)

Represents 8,172,022 ADSs held by T INVESTMENT LIMITED. Information regarding beneficial ownership is reported as of November 23, 2023, derived from the information contained in the Schedule 13D filed by T INVESTMENT LIMITED on December 1, 2023, assuming the shares reported thereunder refer to the ADSs. Please see the Schedule 13D filed by T INVESTMENT LIMITED with SEC on December 1, 2023 for information relating to T INVESTMENT LIMITED. The principal office of T Invest is Flat B, 4th Floor, Haven Commercial Building 6-8, Tsing Fung Street, Hong Kong.

(4)	Represents (i) 6,909,220 ADSs (representing 15,891,206 ordinary shares) held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company, and (ii) 5 ordinary shares held by a fund managed by Hillhouse Investment Management, Ltd., or HIM, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P., or YHG, and the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund IV, L.P., or Fund IV. Fund IV owns HH IMB Holdings Limited, or HH IMB. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB. HH IMB, YHG and HHLR Fund are collectively referred to as the Hillhouse entities. The directors of each of HHLR and HIM are Colm O’Connell and Bridget Kidner. Mr. O’Connell and Ms. Kidner are employees of each of HHLR and HIM and Mr. Lei Zhang is the Founder and President of each of HHLR and HIM. Information regarding beneficial ownership is reported as of June 28, 2023, based on the information contained in the Schedule 13D/A jointly filed by HHLR and HIM on June 30, 2023. Please see the Schedule 13D/A jointly filed by HHLR and HIM with SEC on June 30, 2023 for information relating to the Hillhouse entities, HHLR and HIM. The business address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

To our knowledge, as of April 15, 2024, 168,563,781 of our ordinary shares were held by three record holders in the United States (including 8,043,040 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans), representing approximately 90.6% of our total outstanding shares. One of the U.S. holders is Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Shareholders Agreement

In July 2019, we entered into our fourth amended and restated shareholders agreement with our then-shareholders.

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

Termination of Obligations.

Our obligations to effect any demand, Form F-3 or piggyback registration will terminate upon the earlier of (i) January 22, 2030, which is the tenth anniversary of our initial public offering, or (ii) with respect to any shareholder, the date on which such shareholder is eligible to sell all of the registrable securities held by it under Rule 144 within any 90-day period without volume limitations.

Deed of Undertaking

In December 2019, a deed of undertaking was made by our company and a few shareholders of our company, each as a warrantor, to the other shareholders of our company (other than the shareholder warrantors), each as a warrantee, pursuant to which each warrantor represents and warrants to each warrantee that it has provided each warrantee with all information and documents in connection with the initial public offering of our company that has the effect of establishing rights or otherwise benefiting any shareholder in a manner more favorable than the corresponding terms applicable to the warrantee in relation to the initial public offering of our company (collectively, the “More Favorable Arrangements”). Pursuant to the deed of undertaking, until the fifth anniversary of the completion of our initial public offering, we will not directly or indirectly enter into any agreements or arrangements or modify, amend or waive any existing agreements or arrangements of any kind that would have the effect of establishing the More Favorable Arrangements; provided that it will be allowed to adopt or modify any employee incentive plans and grant options to the management or any employee of our company after our initial public offering pursuant to such plans and in accordance with the then effective memorandum and articles of association and the applicable listing rules for the purpose of rewarding their bona fide services.

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

Board Representation Rights. As long as the Hillhouse Entities continue to jointly beneficially own at least five percent (5.0%) of our total issued and outstanding share capital, it is entitled to nominate and maintain one representative to our board of directors. We should cause an individual jointly designated by the Hillhouse Entities to be appointed as the investor director with immediate effect no later than the fifteenth business day after receiving written notice from Hillhouse Entities or such later date on which we receive necessary shareholder approval.

Divestiture of Greater China Assets and Business Operations

On February 6, 2024, we entered into definitive agreements to divest the Greater China assets and business operations to I-Mab Hangzhou. Pursuant to the definitive agreements, we transferred 100% of the outstanding equity interest in I-Mab Shanghai, which operates our business in China, on a cash-free and debt-free basis, to I-Mab Hangzhou, including our rights to the Greater China portfolio, to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. After the completion of the divestiture, we do not own any rights to the Greater China portfolio. The transaction also extinguishes existing repurchase obligations owed by a wholly owned subsidiary of ours in the amount of approximately US$183 million. However, the non-participating shareholders of I-Mab Hangzhou have initiated legal proceedings against I-Mab Hong Kong and our company in connection with the aforementioned transaction. The total amount of potential repurchase obligations owed to the non-participating shareholders upon the closing of the transaction is expected to range from US$30 million to US$35 million.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

In August 2021, we entered into a project development service agreement with I-Mab Hangzhou, for the product development services we rendered for selected pipeline sub-licensed or assigned to I-Mab Hangzhou, including TJ301, TJM2 (excluding COVID-19 indication) and a few pre-clinical programs that are unessential to our immune-oncology focus. In 2021, 2022 and 2023, I-Mab Hangzhou paid us RMB52.4 million, nil and nil for the product development services we offered. In July 2021, we entered into a biologics master services agreement with I-Mab Hangzhou. Under the framework of this biologics master services agreement, we entered into series of work orders with respect to process development and manufacturing service for our drug assets in 2021, 2022 and 2023, respectively. Pursuant to the work orders signed with I-Mab Hangzhou in 2022 and 2023, I-Mab Hangzhou provided us with development of chemistry, manufacturing and controls and manufacturing services for a total of RMB226.7 million (US$31.9 million). We paid I-Mab Hangzhou RMB10.7 million, RMB46.2 million and RMB120.5 million (US$17.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

In December 2021, we entered into a supplementary sublicensing agreement with I-Mab Hangzhou, pursuant to which I-Mab Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay US$3.0 million to us for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of RMB19.1 million (equivalent to US$3.0 million) from I-Mab Hangzhou, we settled the payment of US$3.0 million with Ferring, as of December 31, 2023.

On July 16, 2022, I-Mab Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise the RMB equivalent of approximately US$46 million. On the same date, we, through our wholly owned subsidiary, entered into a shareholders agreement with I-Mab Hangzhou and other domestic investors in I-Mab Hangzhou named therein. Upon the occurrence of certain triggering events as specified in this agreement, including but not limited to I-Mab Hangzhou’s failure to accomplish certain public offering conditions, we may be obligated to repurchase the equity held by other domestic investors in cash or in our stocks in the period beyond 12 months.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. In April 2020, Tracon issued a notice of disputes with respect to the agreements we entered into with it to co-develop TJD5 and bispecific antibodies, respectively. In February 2021, we sent Tracon a notice to terminate the agreement we entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of US$9.0 million owing to Tracon. Accordingly, we have already accrued and recorded this termination fee of US$9.0 million as administrative expenses in our consolidated financial statements for the year ended December 31, 2021. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, we announced positive outcomes in the arbitration. The arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over US$200 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the agreement in relation to bispecific antibodies. Based on the arbitration award, I-Mab bears a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million, which was recorded as administrative expenses in our consolidated financial statements for the year ended December 31, 2022. In July 2023, we paid the pre-agreed termination fee in relation to TJD5 and the agreed-upon portion of Tracon’s legal fees and costs to Tracon. Due to Tracon’s wrong-doing during the confidential arbitration process, we are pursuing a trade secret misappropriation lawsuit case against one of our competitors and seeking remedies, including potentially substantial monetary damages.

Furthermore, on January 31, 2024, Ningbo Yanyuan Yaoshang Industry Finance Equity Investment Partnership (Limited Partnership), or Yanyuan Yaoshang, Ningbo Yanchuang Yaoshang Yangming Entrepreneurship Investment Partnership (Limited Partnership), or Yanyuan Yangming, Jiangsu Yanyuan Eastern Entrepreneurship Equity Investment Partnership (Limited Partnership), or Yanyuan Eastern, Ningbo Rongshun Yanyuan Entrepreneurship Equity Investment Partnership (Limited Partnership), or Rongshun Yanyuan, and Ningbo Yanyuan Innovation Entrepreneurship Equity Investment Partnership (Limited Partnership), or Yanyuan Innovation, (collectively “Claimants”), as shareholders of I-Mab Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. The Claimants seek the following relief: (1) an order that I-Mab Hong Kong pays Yanyuan Yaoshang the equity transfer payment and premium in total amount of US$2.67 million as of January 29, 2024; (2) an order that I-Mab Hong Kong pays Yanyuan Yangming the equity transfer payment and premium in total amount of US$4.27 million as of January 29, 2024; (3) an order that I-Mab Hong Kong pays Yanyuan Eastern the equity transfer payment and premium in total amount of US$3.74 million as of January 29, 2024; (4) an order that I-Mab Hong Kong pays Rongshun Yanyuan the equity transfer payment and premium in total amount of US$3.34 million as of January 29, 2024; (5) an order that I-Mab Hong Kong pays Yanyuan Innovation the equity transfer payment and premium in total amount of US$3.34 million as of January 29, 2024; (6) an order that I-Mab Hong Kong pays all arbitration fees and property preservation fees incurred by the Claimants. The arbitration proceeding before the Zhejiang arbitration sub-commission is still pending. We have not yet received the notice of hearing and are currently unable to predict the outcome of the arbitration.

Regardless of the outcome, litigation or arbitration can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in the U.S. and China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution.”

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each ten (10) ADSs representing twenty-three (23) ordinary shares of ours, have been listed on the Nasdaq Global Market since January 17, 2020. Our ADSs trade under the symbol “IMAB.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each ten (10) ADSs representing twenty-three (23) ordinary shares of ours, have been listed on the Nasdaq Global Market since January 17, 2020. Our ADSs trade under the symbol “IMAB.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our company may declare dividends by ordinary resolution, but no dividend should exceed the amount recommended by our directors. Our current memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or our share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we should specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current articles of association allow our shareholders holding in aggregate not less than one-tenth of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of the company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions in our current memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers should not be suspended nor the register closed for more than 30 calendar days in any calendar year.

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

Calls on Shares and Forfeiture of Shares. Subject to the terms of the allotment, our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by a special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders or are otherwise authorized by the articles of association. Under Cayman Islands law, any redemption or repurchase of shares by our company may be made out of profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. No such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights should not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares should not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors determines.

Our current memorandum and articles of association also authorize our board of directors to issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

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

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company held by such shareholder (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.Material Contracts

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

Mandatory Registration. We agree to file with the SEC a registration statement to register the resale of such investors’ registrable securities, which include ordinary shares issued and issuable upon exercise of warrants issued under the Subscription Agreement, on Form F-3 or Form F-1, as applicable. We should have the registration statement declared effective by the SEC no later than ninety (90) calendar days after the initial closing date, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement should be reduced pro rata among all such selling shareholders. We should maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which such investors have notified us that their registrable securities have actually been sold.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution.”

E.Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or brought to, or produced before a court of the Cayman Islands. The Cayman Islands has a double tax treaty with the United Kingdom entered into force in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group is regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986 as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. This discussion, moreover, does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances or to investors subject to special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986 as amended.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty; (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Market and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat the gain as PRC source income. Pursuant to applicable regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or does not elect to apply the United States-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of applicable regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, which we refer to as a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the Internal Revenue Service consents to the revocation of the election.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Interest and Credit Risk

We had cash, cash equivalents, short-term investments and long-term restricted cash of RMB2,343.6 million (US$330.1 million) as of December 31, 2023. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Our credit risk is primarily attributable to the carrying amounts of cash, cash equivalents and long-term restricted cash. The carrying amounts of cash, cash equivalents and long-term restricted cash represent the maximum amount of loss due to credit risk. We mainly place or invest cash, cash equivalents and long-term restricted cash with state-owned or reputable financial institutions in the PRC, and reputable financial institutions outside of the PRC. We do not believe that our cash, cash equivalents and long-term restricted cash have significant risk of default or illiquidity, and we will continually monitor the credit worthiness of these financial institutions. While we believe our cash, cash equivalents and long-term restricted cash do not contain excessive risk, future investments may be subject to adverse changes in market value.

Foreign Exchange Risk

Most of our revenues are denominated in U.S. dollars, a significant portion of our expenses are denominated in U.S. dollars, a small portion of our expenses are denominated in RMB, and most of our assets and liabilities are denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where our contractors locate, because we need to incur expenses in local currencies, while our ADSs will be traded in U.S. dollars.

Other currencies have fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or government policies may impact the exchange rate between the U.S. dollar and other currencies in the future.

To the extent that we need to convert U.S. dollars into other currencies for our operations, appreciation of these currencies against the U.S. dollar would have an adverse effect on the converted amount of the other currencies. Conversely, if we decide to convert other currencies into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against these currencies would have a negative effect on the U.S. dollar amounts available to us. A decline in the value of other currencies against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in our company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2023.

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

	For the Year Ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees (1)	5,450	5,900
Tax fees (2)	86	—
All other fees	—	—

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 29, 2021, we announced that our board of directors had authorized a stock repurchase program, which we refer to as the 2022 Stock Repurchase Program, under which we were authorized to repurchase up to US$40 million of our ordinary shares in the form of ADS for a 12-month period. The 2022 Stock Repurchase Program became effective on September 12, 2022, the date on which a formal stock repurchase plan engagement agreement was signed with a qualified broker-dealer(s), and was terminated on September 11, 2023. On August 17, 2023, we announced that our board of directors had authorized another stock repurchase program, which we refer to as the 2023 Stock Repurchase Program, under which we may repurchase up to US$40 million of our ordinary shares in the form of ADS for a 12-month period. The 2023 Stock Repurchase Program became effective on August 15, 2023. During the 12 -month period starting from August 15, 2023, we may acquire our ADSs in the open market at prevailing market prices and through privately negotiated transactions, in block trades and/or through other legally permissible means, as market conditions, our cash balance and applicable laws and regulations may allow. The program does not obligate I-Mab to acquire any particular number of its ADSs.

In 2023, we purchased an aggregate of 4,633,386 ADSs under our stock repurchase programs. The table below is a summary of the shares repurchased by us in 2023. All shares were repurchased in the open market pursuant to the authorized stock repurchase programs.

				Approximate
			Total Number of	Dollar Value
		Average Price	ADSs Purchased as	of ADSs that May
	Total Number of	Paid Per	Part of the Publicly	Yet be Purchased
Period	ADSs Purchased	ADS	Announced Plans	Under the Plans
April 2023	297,868	US$3.06	297,868	US$36.1 million
May 2023	689,155	US$3.06	987,023	US$34.0 million
June 2023	162,857	US$3.23	1,149,880	US$33.5 million
July 2023	92,262	US$2.67	1,242,142	US$33.2 million
September 2023	557,882	US$1.27	1,800,024	US$39.3 million
October 2023	1,450,106	US$1.36	3,250,130	US$37.3 million
November 2023	815,920	US$1.60	4,066,050	US$36.0 million
December 2023	567,336	US$1.52	4,633,386	US$35.2 million
Total	4,633,386	US$1.87	4,633,386	US$35.2 million

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We are committed to safeguarding our systems and data. Our approach to managing internal and external cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party consultants or collaborators, a solid incident response framework and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats. We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example: professional services firms, cybersecurity consultants and cybersecurity software providers.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our nominating and corporate governance committee of our board of directors is responsible for overseeing our cybersecurity risk management and is informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company.

On the management level, our chief executive officer and chief financial officer, collectively referred as the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report to our nominating and corporate governance committee (i) periodically regarding their assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and relevant assessment results to our nominating and corporate governance committee, who will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our Cybersecurity Risk Management Officers shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee before it is disseminated to the public.

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.3

Deposit Agreement dated as of January 22, 2020, among the Registrant the depositary and holder of the American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-239871) filed with the SEC on July 15, 2020)

2.4

Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019 between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

2.6	Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

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

4.4	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871) filed with the SEC on July 15, 2020)

4.5	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-256603) filed with the SEC on May 28, 2021)

4.6	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265684) filed with the SEC on June 17, 2022)

4.7

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

Exhibit Number	Description of Document
4.8

Form of Employment Agreement, between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.9

Framework Agreement, dated as of May 26, 2017, among the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.10†

License and Collaboration Agreement, dated as of November 30, 2017, between the Registrant and MorphoSys AG (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.11

Intellectual Property Assignment and License Agreement, dated as of October 16, 2015, between Tasgen Bio-tech (Tianjin) Co., Ltd. and Genexine Inc. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.12

Intellectual Property License Agreement, dated as of December 22, 2017, between the Registrant and Genexine, Inc. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.13

License and Sublicense Agreement, dated as of November 4, 2016, between the Registrant and Ferring International Center SA (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.14†

License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

4.15

English translation of Product Development Agreement, dated as of December 10, 2018, between I-Mab Shanghai and CSPC Baike (Shandong) Biopharmaceutical Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.16

Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.17

Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.18

Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.19†

License and Collaboration Agreement, dated as of September 3, 2020, among I-Mab Shanghai, I-Mab US and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.20†

English translation of Exclusive Development, Manufacture, and Sales Collaboration Agreement, dated as of November 10, 2021, among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma Co., Ltd., Jumpcan Pharmaceutical Group Co., Ltd. and Jiangsu Jiyuan Medicine Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2022)

4.21†

Amendment No.1 to the License and Collaboration Agreement dated as of August 15, 2022 among I-Mab Shanghai, I-Mab US and AbbVie Global Enterprise Ltd. (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on May 1, 2023)

Exhibit Number	Description of Document
4.22†

English translation of Shareholders Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form  F-1 (File No. 333-251050), as amended, initially filed with the SEC on December 1, 2020)

4.23†

English translation of Equity Transfer Agreement of I-Mab Biopharma Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Bio-tech (Tianjin) Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and I-Mab Biopharma Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.24

English translation of Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.25

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Investment Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.26

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Shareholders’ Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.5 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

8.1*	Principal Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of JunHe LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of Harney Westwood & Riegels

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number	Description of Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

I-MAB

By:	/s/ Joseph Skelton
	Name:	Joseph Skelton
	Title:	Chief Financial Officer

Date: April 30, 2024

I-Mab

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of I-Mab

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of I-Mab and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrued Research and Development Expenses

As described in Notes 2.16 and 10 to the consolidated financial statements, the Company has entered into various research and development contracts with research organizations and other companies. Total research and development costs incurred during the year ended December 31, 2023 were RMB811 million, and research and development costs accrued were RMB181 million as of December 31, 2023. Management applied significant judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end.

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

Valuation of put right liabilities

As described in Notes 2.4, 8 and 15 to the consolidated financial statements, the put right written by the Company to domestic investors in its affiliate was recorded as a freestanding equity-linked instrument and classified as put right liabilities. The fair value of the put right liabilities was determined by management using an option pricing model. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option, among which the spot price was determined by management using the market approach and the expected volatility was estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The significant unobservable inputs used in the market approach include estimated volatility and probability of triggering event for redemption option. The Company recognized the put right liabilities of RMB98 million as of December 31, 2023 and the increase in fair value of the put right liabilities of RMB8 million during the year ended December 31, 2023.

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

Goodwill impairment assessments

As described in Notes 2.12 and 7 to the consolidated financial statements, the Company recognized a full impairment of RMB163 million against the goodwill balance as of December 31, 2023. Management performs impairment tests to assess the carrying value of goodwill on an annual basis or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Where the qualitative assessment indicated that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, a quantitative goodwill impairment test is performed. Goodwill impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is estimated by management using a discounted cash flow model. The use of discounted cash flow model requires management to make judgments and assumptions related to future revenues, discount rate and terminal growth rate. Based on the goodwill impairment test of the Company’s reporting unit as of December 31, 2023, the carrying amount of the Company’s single reporting unit had exceeded its estimated fair value and therefore, a full impairment was recognized against the goodwill balance.

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

April 30, 2024

We have served as the Company’s auditor since 2018.

I-MAB

Consolidated Balance Sheets

As of December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
		2022	2023
	Notes	RMB	RMB	US$ (Note 2.5)
Assets
Current assets
Cash and cash equivalents		3,214,005	2,141,445	301,616
Short-term restricted cash	2.7	96,764	—	—
Short-term investments	2.4, 2.8	235,429	143,221	20,172
Prepayments and other receivables	3	80,278	52,003	7,325
Total current assets		3,626,476	2,336,669	329,113
Long-term restricted cash	2.7	—	58,913	8,298
Property, equipment and software	4	60,841	36,511	5,142
Operating lease right-of-use assets	5	63,125	46,400	6,535
Intangible assets	6	118,888	118,110	16,635
Goodwill	7	162,574	—	—
Investments accounted for using the equity method	8	30,850	12,082	1,702
Other non-current assets		10,911	4,282	603
Total assets		4,073,665	2,612,967	368,028

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	9	18,956	29,970	4,221
Accruals and other payables	10	706,572	357,754	50,389
Contract liabilities, current		8,677	2,200	310
Operating lease liabilities, current	5	23,961	21,890	3,083
Total current liabilities		758,166	411,814	58,003
Put right liabilities	2.4, 8	88,687	98,110	13,819
Contract liabilities, non-current	14	267,878	292,124	41,145
Operating lease liabilities, non-current	5	32,069	23,099	3,253
Other non-current liabilities	10	16,963	69,664	9,811
Total liabilities		1,163,763	894,811	126,031
Commitments and contingencies	18

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2022 and 2023; 190,879,919 and 185,613,662 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	12	132	133	19
Treasury stock	12	(21,249)	(56,803)	(8,001)
Additional paid-in capital		9,579,375	9,804,379	1,380,918
Accumulated other comprehensive income		213,794	298,291	42,013
Accumulated deficit		(6,862,150)	(8,327,844)	(1,172,952)
Total shareholders’ equity		2,909,902	1,718,156	241,997
Total liabilities and shareholders’ equity		4,073,665	2,612,967	368,028

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended December 31,
		2021	2022	2023
	Notes	RMB	RMB	RMB	US$
					(Note 2.5)
Revenues
Licensing and collaboration revenue	14	40,115	(249,665)	16,814	2,368
Supply of investigational products		47,911	28,102	10,830	1,525
Total revenues		88,026	(221,563)	27,644	3,893
Cost of revenues		(46,432)	(27,237)	—	—
Expenses
Research and development expenses	2.16	(1,212,958)	(904,901)	(810,646)	(114,177)
Administrative expenses		(899,943)	(815,766)	(453,017)	(63,806)
Impairment of goodwill	7	—	—	(162,574)	(22,898)
Loss from operations		(2,071,307)	(1,969,467)	(1,398,593)	(196,988)
Interest income		21,333	26,908	51,749	7,289
Interest expense		—	(9)	(722)	(102)
Other income (expenses), net	15	83,162	(126,587)	(38,109)	(5,368)
Equity in loss of affiliates	8	(367,883)	(437,465)	(80,019)	(11,270)
Loss before income tax expense		(2,334,695)	(2,506,620)	(1,465,694)	(206,439)
Income tax benefit (expense)	11	3,154	(697)	—	—
Net loss attributable to I-MAB		(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Net loss attributable to ordinary shareholders		(2,331,541)	(2,507,317)	(1,465,694)	(206,439)

Net loss attributable to I-MAB		(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax		(135,717)	400,304	84,497	11,901
Total comprehensive loss attributable to I-MAB		(2,467,258)	(2,107,013)	(1,381,197)	(194,538)

Net loss attributable to ordinary shareholders		(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Weighted-average number of ordinary shares used in calculating net loss per share - basic	16	174,707,055	189,787,292	191,423,850	191,423,850
Weighted-average number of ordinary shares used in calculating net loss per share - diluted	16	174,707,055	189,787,292	191,423,850	191,423,850
Net loss per share attributable to ordinary shareholders
—Basic	16	(13.35)	(13.21)	(7.66)	(1.08)
—Diluted	16	(13.35)	(13.21)	(7.66)	(1.08)
Net loss per ADS attributable to ordinary shareholders
—Basic		(30.71)	(30.38)	(17.62)	(2.48)
—Diluted		(30.71)	(30.38)	(17.62)	(2.48)

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share				Accumulated
	(Note 12)				other
	(US$0.0001 par value)			Additional	comprehensive		Total
	Number of		Treasury	paid-in	income	Accumulated	shareholders’
	shares	Amount	stock	capital	(loss)	deficit	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	164,888,519	114	—	7,701,116	(50,793)	(2,023,292)	5,627,145
Foreign currency translation adjustments	—	—	—	—	(135,717)	—	(135,717)
Net loss	—	—	—	—	—	(2,331,541)	(2,331,541)
Share-based compensation of I-Mab	—	—	—	608,609	—	—	608,609
Exercise of stock options	8,227,843	5	—	51,310	—	—	51,315
Issuance of ordinary shares for restricted share units (Note 13)	5,369,140	4	—	8,547	—	—	8,551
Exercise of warrants	5,341,267	3	—	672,661	—	—	672,664
Ordinary shares surrendered by a shareholder	(16)	—	—	—	—	—	—
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 8 (a))	—	—	—	58,534	—	—	58,534
Balance as of December 31, 2021	183,826,753	126	—	9,100,777	(186,510)	(4,354,833)	4,559,560

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Accumulated
	(Note 12)					other
	(US$0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	183,826,753	126	—	—	9,100,777	(186,510)	(4,354,833)	4,559,560
Foreign currency translation adjustments	—	—	—	—	—	400,304	—	400,304
Net loss	—	—	—	—	—	—	(2,507,317)	(2,507,317)
Share-based compensation of I-Mab	—	—	—	—	357,148	—	—	357,148
Exercise of stock options	6,845,888	5	—	—	44,645	—	—	44,650
Issuance of ordinary shares for restricted share units (Note 13)	1,859,819	1	—	—	(1)	—	—	—
Repurchase of shares (Note 12)	—	—	(1,652,541)	(21,249)	—	—	—	(21,249)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 8 (a))	—	—	—	—	76,806	—	—	76,806
Balance as of December 31, 2022	192,532,460	132	(1,652,541)	(21,249)	9,579,375	213,794	(6,862,150)	2,909,902

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity (Continued)

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Accumulated
	(Note 12)					other
	(US$0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	192,532,460	132	(1,652,541)	(21,249)	9,579,375	213,794	(6,862,150)	2,909,902
Foreign currency translation adjustments	—	—	—	—	—	84,497	—	84,497
Net loss	—	—	—	—	—	—	(1,465,694)	(1,465,694)
Share-based compensation of I-Mab	—	—	—	—	193,002	—	—	193,002
Exercise of stock options	280,568	—	126,874	847	1,941	—	—	2,788
Issuance of ordinary shares for restricted share units (Note 13)	1,260,701	1	3,722,394	24,859	(24,860)	—	—	—
Repurchase of shares (Note 12)	—	—	(10,656,794)	(61,260)	—	—	—	(61,260)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate (Note 8 (a))	—	—	—	—	54,921	—	—	54,921
Balance as of December 31, 2023	194,073,729	133	(8,460,067)	(56,803)	9,804,379	298,291	(8,327,844)	1,718,156

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.5)
Cash flows from operating activities
Net loss	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property, equipment and software	13,776	25,340	23,949	3,373
Amortization of intangible assets	778	778	778	110
Impairment of goodwill	—	—	162,574	22,898
Loss on disposal of property, equipment and operating lease right-of-use asset	288	117	488	69
Fair value change of put right liabilities	(16,628)	(34,260)	7,888	1,111
Equity in loss of affiliates	367,883	437,465	80,019	11,270
Share-based compensation	608,609	357,148	193,002	27,184
Amortization of right-of use assets and interest of lease liabilities	19,582	37,698	27,986	3,942
Recognition of deferred cost for planned dual listing	—	14,613	—	—
Loss on deconsolidation of a subsidiary	—	—	7,905	1,113
Fair value change of short-term and other investments	(30,360)	13,549	(26,461)	(3,727)
Changes in operating assets and liabilities
Accounts receivable	97,417	33,081	—	—
Contract assets	(26,389)	253,780	—	—
Prepayments and other receivables	(5,155)	109,226	35,863	5,051
Inventories	(27,237)	27,237	—	—
Accruals and other payables	152,101	109,863	(342,715)	(48,270)
Contract liabilities	224,000	52,555	17,769	2,503
Other non-current liabilities	5,959	2,029	(6,212)	(875)
Deferred subsidy income	(7,509)	—	—	—
Lease liabilities	(18,667)	(35,707)	(22,089)	(3,111)
Net cash used in operating activities	(973,093)	(1,102,805)	(1,304,950)	(183,798)
Cash flows from investing activities
Purchase of property, equipment and software	(29,932)	(45,830)	(11,351)	(1,599)
Proceeds from disposal of property and equipment	—	26	19	3
Capital injection in an affiliate	(6,000)	—	(6,000)	(845)
Proceeds from disposal of short-term and other investments	9,482,040	7,911,518	1,005,249	141,586
Purchase of short-term and other investments	(10,173,314)	(7,407,332)	(885,580)	(124,731)
Cash received from deconsolidation of a subsidiary	—	—	178	25
Net cash generated from (used in) investing activities	(727,206)	458,382	102,515	14,439

I-MAB

Consolidated Statements of Cash Flows (Continued)

For the Years ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.5)
Cash flows from financing activities
Payments of the issuance cost in relation to private placement	(128,786)	—	—	—
Payments of cost in relation to planned dual listing	(9,820)	—	—	—
Proceeds from exercise of warrants	672,664	—	—	—
Proceeds from exercise of stock options	51,315	44,650	2,788	393
Proceeds from issuance of ordinary shares for restricted share units	8,551	—	—	—
Proceeds from bank borrowings	—	18,956	118,853	16,740
Repayment of bank borrowings	—	—	(48,926)	(6,892)
Payment for stock repurchase	—	(21,249)	(61,260)	(8,628)
Prepayment for stock repurchase	—	—	(3,883)	(547)
Net cash generated from financing activities	593,924	42,357	7,572	1,066
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(128,771)	389,203	84,452	11,896
Net decrease in cash, cash equivalents and restricted cash	(1,235,146)	(212,863)	(1,110,411)	(156,397)
Cash, cash equivalents and restricted cash, beginning of year	4,758,778	3,523,632	3,310,769	466,311
Cash, cash equivalents and restricted cash, end of the year	3,523,632	3,310,769	2,200,358	309,914

I-MAB

Consolidated Statements of Cash Flows (Continued)

For the Years ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.5)
Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	18,667	35,707	22,089	3,111
Right-of-use assets obtained in exchange for operating lease obligations	118,436	9,888	11,108	1,565
Other supplemental cash flow disclosures
Income tax paid	9,077	697	—	—
Interest paid	—	—	704	99
Non-cash activities
Payables for purchase of property, equipment and software	6,679	7,124	1,226	173
Accrued planned dual listing costs payable	4,793	—	—	—
Recognition of put right liabilities	—	17,729	—	—

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

I-Mab (the “Company”) was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. On January 17, 2020, the Company became listed on the Nasdaq Global Market in the United States. The Company and its subsidiaries (together the “Group”) are principally engaged in discovering and developing transformational biologics in the fields of immuno-oncology and immuno-inflammation diseases in the People’s Republic of China (the “PRC”) and other countries and regions.

On February 6, 2024, the Group entered into definitive agreements with I-Mab Hangzhou and a group of China-based investors. Pursuant to the definitive agreements, the Group will transfer 100% of the outstanding equity interest in I-Mab Shanghai, a wholly owned subsidiary of the Company that operates the Company’s business in China to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the I-Mab Hangzhou’s achievement of certain future regulatory and sales-based milestone events. Given the nature of the transaction, it is considered as a non-adjusting subsequent event and its impact is therefore not considered as of December 31, 2023. Details of the transaction please refer to Note 22.

As of December 31, 2023, the Company’s principal subsidiaries are as follows:

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

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 8).

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

As of December 31, 2023, the Group determined that the one entity subject to the consolidation guidance is a VIE for which the Group is not the primary beneficiary.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of short-term investments and put right liabilities, impairment of other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, accrued research and development expenses, cost-to-cost measure of progress for over time performance obligations, variable consideration in collaboration revenue arrangements, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and provision for ongoing litigation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

2.4 Fair value measurements

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, other receivables, short-term borrowings, accruals and other payables, contract liabilities, put right liabilities and other non-current liabilities. As of December 31, 2022 and 2023, except for short-term investments and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group reports short-term investments and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss.

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

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2022 and 2023:

	As of December 31, 2022
			Non-
	Active market	Observable input	observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	235,429	235,429
Liabilities
Put right liabilities	—	—	88,687	88,687

	As of December 31, 2023
			Non-
	Active market	Observable input	observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	143,221	143,221
Liabilities
Put right liabilities	—	—	98,110	98,110

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4 Fair value measurements (continued)

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Short-term	Put right
	investments	liabilities
Fair value of Level 3 financial assets and liabilities as of December 31, 2021	753,164	96,911
Purchase of short-term and other investments	7,407,332	—
Disposal of short-term and other investments	(7,911,518)	—
Recognition of put right liabilities	—	17,729
Fair value changes	(13,549)	(34,260)
Currency translation differences	—	8,307
Fair value of Level 3 financial assets and liabilities as of December 31, 2022	235,429	88,687
Purchase of short-term investments	885,580	—
Disposal of short-term investments	(1,005,249)	—
Fair value changes	26,461	7,888
Currency translation differences	1,000	1,535
Fair value of Level 3 financial assets and liabilities as of December 31, 2023	143,221	98,110

See Note 8 for additional information about Level 3 put right liabilities measured at fair value on a recurring basis for the year ended December 31, 2022 and 2023.

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

The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive loss. The exchange rates used for translation on December 31, 2022 and 2023 were US$1.00 = RMB6.9646 and RMB7.0827 respectively, representing the index rates stipulated by the People’s Bank of China.

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

2.7 Restricted cash

Restricted cash consists of the guarantee deposits held in a designated bank account as security deposits under bank borrowing, bank notes agreements and other bank financing arrangement. Such restricted cash will be released when the Group repays the related bank borrowings, bank notes and other bank financing. The Group has presented restricted cash separately from cash and cash equivalents in the consolidated balance sheets.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	3,214,005	2,141,445
Short-term restricted cash	96,764	—
Long-term restricted cash	—	58,913
Total	3,310,769	2,200,358

2.8 Short-term investments

Short-term investments represent the investments issued by commercial banks with a variable interest rate indexed to the performance of underlying assets within one year, or the fixed term deposits held in commercial banks with a fixed interest rate over three months and within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10 Intangible assets

Intangible assets acquired in a business combination that are used in research and development activities, or in-process research and development (IPR&D) intangible assets, are considered indefinite lived until the completion or abandonment of the associated research and development efforts. During the period that those assets are considered indefinite lived, they are not amortized but are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination the Group determines that it is not more likely than not that the indefinite-lived intangible is impaired, then the entity shall calculate the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For IPR&D assets, the impairment loss is recognized in research and development expenses in the consolidated statements of comprehensive loss.

Intangible assets with finite useful lives are amortized over their useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Group. The Group uses the straight-line amortization method when the economic benefits of the intangible assets are consumed or otherwise used up cannot be reliably determined. In particular, the Group amortizes the contract related intangible assets with finite useful lives over 10 to 20 years on a straight-line basis in accordance with the economic life of the out-licensed patent. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If circumstances require an intangible asset be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset to its carrying amount. If the carrying amount is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. For intangible assets with finite useful life, the impairment loss is recognized in cost of revenues in the consolidated statements of comprehensive loss.

2.11 Impairment of long-lived assets

Long-lived assets, such as property, plant, and software, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2021, 2022 and 2023, there was no impairment of the value of the Group’s long-lived assets.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Goodwill (continued)

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. For the years ended December 31, 2021, 2022 and 2023, the Group recognized goodwill impairment with amount of nil, nil and RMB 162,574, respectively (Note 7).

2.13 Long-term investments

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

As it relates to the share-based compensation awarded by an equity method investee to its own employees, the Group recognizes its proportionate share of the compensation expense over the vesting period, included in the equity in loss of affiliate in the consolidated statements of comprehensive loss. As it relates to the share-based compensation awarded by the Group to the equity method investee employees that are based on the Group’s stock, when the other investors do not provide proportionate value to the investee or the Group does not receive any consideration, the Group expenses the entire cost associated with the award in the same period the costs are recognized by the investee, to the extent that the Group’s claim on the investee’s book value has not been increased. The expenses recognized by the Group is included in the equity in loss of affiliate in the consolidated statements of comprehensive loss. The Group discontinues applying the equity method if the carrying amount of the investment is reduced to zero.

The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

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

Collaboration revenue (continued)

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

Contract assets and liabilities

Contract assets primarily represent revenue earnings over time that are not yet billable based on the terms of the contracts. The Group does not have impairment losses associated with contracts with customers for the years ended December 31, 2021, 2022 and 2023.

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

2.17 Leases

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

2.17 Leases (continued)

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

2.18 Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For the years ended December 31, 2021, 2022 and 2023, no specific subsidies were received by the Group. Other subsidies of RMB9,216, RMB25,470 and RMB5,354 for the years ended December 31, 2021, 2022 and 2023, respectively, are recognized as other income upon receipt as further performance by the Group is not required.

2.19 Comprehensive loss

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

2.20 Share-based compensation

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

2.20 Share-based compensation (continued)

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

2.21 Income taxes

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

2.22 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in the consolidated statements of comprehensive loss over the period of the borrowings, using the effective interest method.

2.23 Business combination

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

2.23 Business combination (continued)

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

2.24 Segment information

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the issuance of ordinary shares for restricted shares units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

2.26 Adopted accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. ASU 2021-08 is effective for the Company from January 1, 2023, with early adoption permitted. The Company adopted this from January 1, 2023, which did not have a material impact on the Group’s consolidated financial statements.

2.27 Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The standard requires disaggregation of the effective rate reconciliation into standard categories, enhances disclosure of income taxes paid, and modifies other income tax-related disclosures. The standard is effective for the Company from January 1, 2025, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07 Segment Reporting - Improving Reportable Segment Disclosures (Topic 280). The standard requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. ASU 2023-07 is effective for the Company from January 1, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2.5)
Prepayments:
– Prepayments to CRO vendors	32,960	5,175	729
– Prepayments for stock repurchase	—	3,883	547
– Prepayments for other services	1,321	5,908	832
– Prepayments to an affiliate (Note 19)	8,231	14,208	2,001
Value-added tax recoverable	8,197	4,696	661
Deposits	4,570	4,863	685
Other receivables	24,999	13,270	1,870
	80,278	52,003	7,325

4. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following:

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2.5)
Cost
Laboratory equipment	52,989	54,377	7,659
Leasehold improvement	37,375	33,646	4,739
Software	14,506	12,018	1,693
Office furniture and equipment	11,171	9,967	1,403
Delivery equipment	165	—	—
Total property, equipment and software	116,206	110,008	15,494

Less: accumulated depreciation and amortization	(61,583)	(73,497)	(10,352)

Net book value	54,623	36,511	5,142
Construction in progress	6,218	—	—
Total net book value of property, equipment and software	60,841	36,511	5,142

The total amounts charged to the consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately RMB13.8 million and RMB25.3 million and RMB23.9 million (US$3.4 million), for the years ended December 31, 2021, 2022 and 2023, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. LEASES

As of December 31, 2023, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2031. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2022 and 2023 is as follows (in thousands, except for percentages and years).

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2.5)
Assets
Operating lease right-of-use assets	63,125	46,400	6,535

Liabilities
Operating lease liabilities, current	23,961	21,890	3,083
Operating lease liabilities, non-current	32,069	23,099	3,253
Weighted average remaining lease term (years)	2.9	3.4	3.4
Weighted average discount rate	5%	5%	5%

Information related to operating lease activities during the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Operating lease rental expense
Amortization of right-of-use assets	16,997	34,520	25,813	3,636
Expense for short-term leases within 12 months	16	12	—	—
Interest of lease liabilities	2,585	3,178	2,173	306
	19,598	37,710	27,986	3,942

Maturities of lease liabilities were as follows:

	As of December 31,
	2023
	RMB	US$ (Note 2.5)
2024	22,949	3,232
2025	6,202	873
2026	6,378	898
2027	6,562	924
2028	3,087	435
Thereafter	4,825	680
Total undiscounted lease payments	50,003	7,042
Less: imputed interest	(5,014)	(705)
Total lease liabilities	44,989	6,337

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. INTANGIBLE ASSETS

Intangible assets as of December 31, 2022 and 2023 are summarized as follows:

	As of December 31, 2022
		Accumulated
	Gross carrying amount	amortization	Net carrying amount
	RMB	RMB	RMB
Intangible assets
TJ103	11,670	(3,112)	8,558
IPR&D TJ101	110,330	—	110,330
Total intangible assets	122,000	(3,112)	118,888

	As of December 31, 2023
		Accumulated
	Gross carrying amount	amortization	Net carrying amount
	RMB	RMB	RMB	US$ (Note 2.5)
Intangible assets
TJ103	11,670	(3,890)	7,780	1,096
IPR&D TJ101	110,330	—	110,330	15,539
Total intangible assets	122,000	(3,890)	118,110	16,635

The two IPR&D assets (TJ103 and TJ101) were acquired from the business combination of I-Mab Tianjin and its subsidiaries including Chengdu Tasgen Bio-Tech Co., Ltd. and Shanghai Tianyunjian Bio-Tech Co., Ltd. (together the “Tasgen Group”) in 2017. The licensor of two IPR&D assets was Genexine, Inc. The gross carrying amounts represent the fair value assigned to the respective research and development assets. At the date of acquisition, these assets had not reached technological feasibility.

IPR&D related to TJ103 was subsequently determined to have a finite useful life as a result of an out-licensing arrangement. Consequently, the Group uses the straight-line method to amortize the asset. The amortization for the years ended December 31, 2021, 2022 and 2023 was RMB778, RMB778 and RMB778, respectively. The estimated amortization expense for each of the five succeeding fiscal years is RMB778.

As of December 31, 2022 and 2023, there was no impairment of the value of the Group’s intangible assets.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. GOODWILL

On July 15, 2017, the Group acquired 66.67% of the equity interests in the Tasgen Group by issuing convertible preferred shares, and controlled the board of directors and business of I-Mab Tianjin since then. Tasgen Group is principally engaged in the research and development of innovative medicines and the Group acquired Tasgen Group for its research team, technical experience, and IPR&D pipeline assets (see Note 6). As of December 31, 2022, the goodwill of RMB162,574 represented the goodwill generated from the aforementioned acquisition of Tasgen Group and the business of Tasgen Group was fully integrated into the Company after the acquisition.

As of December 31, 2022 and 2023, the Group performed the quantitative impairment test by comparing the Group’s single reporting unit’s carrying amount, including goodwill, to its fair value. The Group’s single reporting unit fair value was determined using discounted cash flows based on ten-year financial projections with future revenues assumption for direct product sales of each pipeline plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate. A pre-tax discount rate was applied, which reflected an assessment of time value and specific risks relating to the industries that the Group operates in. The probabilities of the success of the clinical trials based on the status of these trials and reference to the industry benchmark were also incorporated into the assumption of future revenues. Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

As of December 31, 2022, management had not identified reasonably possible change in key assumptions that could cause carrying amounts of the Group’s single reporting unit to exceed the fair value as material headroom resulted from the impairment reviews over their respective carrying amounts. No impairment was recognized for the year ended December 31, 2022.

As of December 31, 2023, as result of the impairment assessment, management identified that the carrying amount of the Group’s single reporting unit had exceeded its fair value. Therefore, the Group recognized a full impairment of RMB162,574 (US$22,898) against the goodwill balance. The goodwill impairment resulted from the Group’s annual impairment analysis and reflects the continued disconnet between I-Mab’s anticipated future performance and present uncertainty reflected in its market valuation.

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES

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

(iv)

Series A Domestic Investors would acquire a total of 40% of the equity of I-Mab Hangzhou from I-Mab Hong Kong with no consideration. The 40% equity is represented by I-Mab Hangzhou’s registered capital of US$12 million, and after acquiring such equity of I-Mab Hangzhou, Series A Domestic Investors would pay US$120 million collectively in cash to I-Mab Hangzhou to fulfil its capital contribution obligations.

Upon closing of the Series A SPA, the registered capital of I-Mab Hangzhou remained to be US$30 million. As of December 31, 2020, among the total 25,500,000 outstanding shares of I-Mab Hangzhou, 13,500,000 shares were held by I-Mab Hong Kong while the remaining 12,000,000 shares was held by Series A Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December 31, 2020. Once all these 4,500,000 subscribed shares of I-Mab Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in I-Mab Hangzhou held by I-Mab Hong Kong, Series A Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the years ended December 31, 2021,2022 and 2023, 750,000, 750,000 and 750,000 shares were issued to Management Holdco, respectively.

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

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)Investments accounted for using the equity method (continued)

Investment in I-Mab Hangzhou (continued)

Subsequently, pursuant to the I-Mab Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of I-Mab Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. The Group recognized RMB309,208, RMB360,436 and RMB25,544 in equity in loss of an affiliate in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, and in investment accounted for using the equity method in the consolidated balance sheets as of December 31, 2021, 2022 and 2023, respectively. During the year of 2023, the Group discontinued to apply the equity method since the carrying amount of the investment had been reduced to zero.

The purchase price of US$3 million committed by Management Holdco under Series A SPA, representing 10% of the equity of I-Mab Hangzhou, is significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess is considered as share-based compensation to the I-Mab Hangzhou’s management for the services to be used or consumed in the I-Mab Hangzhou’s own operations. The share-based compensation is considered granted upon the Closing Date and cliff vests after five years of service since the Series A Closing Date. Consequently, the Group recognizes its proportionate share of the compensation expense recorded by I-Mab Hangzhou. For the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB28,236, RMB29,375 and RMB30,969 in equity in loss of affiliates in the consolidated financial statements of comprehensive loss, respectively.

Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to I-Mab Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (“2020 Plan”, see Note 13(d)). And there were some employees transferred from the Group to I-Mab Hangzhou in 2021 and 2022.These individuals continued to qualify the definition of the eligible participants under the 2020 Plan and 2021 Share Incentive Plan (“2021 Plan”, see Note 13(e)) after their resignation date from the Group. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that I-Mab Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of I-Mab Hangzhou are not providing proportionate value to sponsor the 2020 Plan and 2021 Plan nor is the Group receiving any consideration for the awards granted to employees of I-Mab Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred at the same period as the costs are recognized by I-Mab Hangzhou. For the years ended December 31, 2021, 2022 and 2023, such expenses of RMB13,267, RMB13,852 and RMB4,815 were recorded in the equity in loss of affiliates in the consolidated statements of comprehensive loss, respectively.

In 2021, 2022 and 2023, I-Mab Hangzhou granted stock options to its employees. Pursuant to the I-Mab Hangzhou’s articles of association, the Group applies the HLBV method to allocate earnings or losses of I-Mab Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. Accordingly, the Group recorded RMB17,031, RMB33,579 and RMB19,137 in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, and in additional paid-in capital in the consolidated balance sheets as of December 31, 2021, 2022 and 2023, respectively.

In July 2022, I-Mab Hangzhou entered into an equity transfer and investment agreement (the “Series B SPA”) and a shareholders agreement (the “Series B SHA”) with a group of domestic investors (“Series B Domestic Investors”) in China to raise approximately US$46 million in RMB equivalent. Once all the shares of I-Mab Hangzhou are purchased by or issued to its investors, including Management Holdco and ESOP Holdco, the Group would hold 37.13% equity interest in I-Mab Hangzhou. Pursuant to the Series B SHA, Management Holdco and ESOP Holdco no longer had irrevocably consented to act in concert with I-Mab Hong Kong. I-Mab Hangzhou remains the affiliate of the Group. The Series B rounding financing in I-Mab Hangzhou was consummated in 2023.

As of December 31, 2022 and 2023, the carrying value of the Group’s long-term investment in I-Mab Hangzhou RMB25,214 and nil, respectively.

On February 6, 2024, the Company entered into definitive agreements with I-Mab Hangzhou and its investors which provide that the Company’s wholly owned subsidiary, I-Mab Hong Kong, will transfer the equity interests it holds in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders. Details, please refer to Note 22.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(a)Investments accounted for using the equity method (continued)

Other long-term investment measured under equity method

In July 2021, the Group, as a limited partner, entered into a partnership agreement with other investors and subscribed RMB20,000 for a 4% equity interest in a partnership located in Hangzhou. In August 2021, the Group paid the initial investment of RMB6,000 to the partnership. Pursuant to the partnership agreement, the Group, as a limited partner, shall not participate in any activities in relation to management of the investment business. In addition, members of the investment committee shall only be appointed by the general partner. For the years ended December 31, 2021 and 2022, the Group recorded RMB141, RMB223 in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss. In 2023, the Group paid the second investment of RMB6,000 to the partnership. For the year ended December 31, 2023, the Group recorded RMB446 in the equity in income of affiliates in the consolidated financial statements of comprehensive loss. As of December 31, 2022 and 2023, the carrying value of the Group’s long-term investment in this affiliate was RMB5,636 and RMB12,082, respectively.

The Group presented the summarized financial information of the Group’s long-term investment measured under equity method below in accordance with Rule 4-08 of Regulation S-X (RMB in thousands).

	For the year ended		For the year ended		For the year ended
	December 31, 2021		December 31, 2022		December 31, 2023
	I-Mab	Other equity	I-Mab	Other equity	I-Mab	Other equity
	Hangzhou	investments	Hangzhou	investments	Hangzhou	investments
Operating data:
Revenue	5,660	—	103,826	—	122,604	—
Income (Loss) from operations	(295,186)	(3,513)	(356,734)	(5,565)	(313,600)	11,123
Net income (loss)	(290,586)	(3,513)	(346,322)	(5,565)	(313,600)	11,123

	As of December 31,
	2022		2023
	I-Mab	Other equity	I-Mab	Other equity
	Hangzhou	investments	Hangzhou	investments
Balance sheet data:
Current assets	499,665	81,683	333,423	67,221
Non-current assets	1,432,328	135,347	1,508,244	313,282
Current liabilities	281,587	107	313,204	58
Non-current liabilities	232,083	—	349,821	—

(b)Put right liabilities

Pursuant to the Series A SHA and Series B SHA, if I-Mab Hangzhou fails to consummate a public offering of I-Mab Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and Medium-Sized Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of I-Mab Hangzhou in accordance with provisions of the Series A SHA and Series B SHA within 4 years after September 15, 2020 (the “Repurchase Scenario”), the Series A Domestic Investors and Series B Domestic Investors (collectively, the “Domestic Investors”) will have the right to elect to request I-Mab Hong Kong to repurchase all or any part of the equity of I-Mab Hangzhou held by such Domestic Investors within three years of the occurrence of the Repurchase Scenario. I-Mab Hong Kong is obligated to repurchase the equity held by the Domestic Investors in cash or in I-Mab’s stock (subject to the approval procedures of I-Mab) within 1 year from the date on which any of the Domestic Investors delivers request of repurchase in writing. The repurchase price is determined based on the investment cost of the Domestic Investors with pre-agreed interest. The put right liabilities were recorded as non-current liabilities as of December 31, 2022 and 2023 based on management’s best estimate of the timing in settlement of potential repurchase request from the Domestic Investors as of the balance sheet date.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND PUT RIGHT LIABILITIES (CONTINUED)

(b)Put right liabilities (continued)

The put right written by I-Mab Hong Kong to the Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (expenses) in the consolidated statements of comprehensive loss.

On February 6, 2024, the Company entered into definitive agreements with I-Mab Hangzhou and its investors which provide that the Company’s wholly owned subsidiary, I-Mab Hong Kong, will transfer the equity interests it holds in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders. Details, please refer to Note 22.

The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (finnerty model) to estimate the fair value of the put right using the following assumptions:

	As of		As of
	December 31,		December 31,
Put right liabilities - Series A	2022		2023
Expected terms (Year)		1.7		0.7
Estimated volatility		33.9%		36.5%
Spot price	US$	148,276	US$	156,707
Probability of triggering event for redemption option		70%		100%

	As of		As of
	December 31,		December 31,
Put right liabilities - Series B	2022		2023
Expected terms (Year)		1.7		0.7
Estimated volatility		31.1%		33.5%
Spot price	US$	36,516	US$	44,570
Probability of triggering event for redemption option		70%		100%

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

9. SHORT-TERM BORROWINGS

In December 2022, I-Mab Shanghai borrowed a loan of RMB18,956 from Shanghai Pudong Development Bank Co., Ltd. for a term of six months and at the interest rate of 3.40% per annum. To facilitate this borrowing, I-Mab Hong Kong placed cash deposits of USD5,000 (equivalent to approximately RMB34,823) with the bank. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the borrowing. This borrowing was repaid in full and the restrictions on the cash deposits were thereof released in 2023.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. SHORT-TERM BORROWINGS (CONTINUED)

In June 2023, I - Mab Shanghai borrowed credit loans with a total amount of RMB29,970 from China Merchants Bank for a term of six months and at the interest rate of 3.40% per annum. These borrowings were extended in the fourth quarter of 2023 and were fully repaid in March 2024 subsequently.

10. ACCRUALS AND OTHER PAYABLES

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2.5)
Current:
Staff salaries and welfare payables	43,483	48,604	6,846
Accrued external research and development activities related expenses	264,972	181,232	25,526
Payable due to an affiliate (Note 19)	64,782	35,058	4,938
Accrued Termination fee and other expenses in relation to the disputes with Tracon (Note 14)	161,106	—	—
Non-refundable incentive payment from depositary bank (1)	6,428	9,014	1,270
Payables for purchase of property, equipment and software	7,124	1,226	173
Accrued traveling expenses, office expenses and others	158,677	82,620	11,636
	706,572	357,754	50,389
Non-current:
Non-refundable incentive payment from depositary bank (1)	6,963	751	105
Non-refundable payment received in relation to the exclusive promotion right granted to a third party (2)	10,000	10,000	1,408
Borrowings for supply chain financing (3)	—	58,913	8,298
	16,963	69,664	9,811
Total	723,535	427,418	60,200
(1)

The Group received a non-refundable incentive payment of US$1,857 (equivalent to approximately RMB12,982), US$1,195 (equivalent to approximately RMB8,075) and US$671 (equivalent to approximately RMB4,734) from depositary bank in April 2020, December 2022 and March 2023, respectively. The amount was recorded ratably as other gains over a five-year arrangement period. For the years ended December 31, 2021, 2022 and 2023, the Group has recorded RMB2,395, RMB2,821 and RMB8,569 as other income in the consolidated statements of comprehensive loss, respectively.

(2)

In November 2021, the Group entered into a collaboration agreement with a third party located in China to grant the third party an exclusive right to conduct promotion activities for the TJ202 drug products in designated hospitals after the commercialization of TJ202 in future years. In November 2021, the Group received a non-refundable payment of RMB10,000 from the third party and recorded it as the non-current liabilities in the consolidated balance sheet. This amount will be recorded as the deduction of the selling expenses after the commercialization of TJ202 products.

(3)

In April 2023, the Group entered into an agreement with China Merchants Bank, under which the Group was granted a total credit facility of RMB60,000 for a term of two years to support its payments to suppliers. As of December 31, 2023, the Group placed cash deposits of RMB58,913 with the bank, and the bank paid RMB58,913 to the supplier. The use of such cash deposits is restricted until the Group repay RMB58,913 to the bank in 2025 and is classified as long-term restricted cash. No interest expenses will be charged to the Group.

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

Hong Kong

I-Mab did business registration in Hong Kong and has a Hong Kong tax file number.I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2021, 2022 and 2023, the income tax expenses recorded in the consolidated statements of comprehensive loss for I-Mab were nil, RMB697 and nil, respectively. For the years ended December 31, 2021, 2022 and 2023, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab and I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. INCOME TAXES (CONTINUED)

China (continued)

Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.5)
Loss before income tax	(2,334,695)	(2,506,620)	(1,465,694)	(206,439)
Income tax computed at respective applicable tax rate	(410,899)	(442,343)	(263,660)	(37,136)
Non-deductible expenses	68,400	38,570	124,733	17,569
Research and development expenses plus deduction	(50,530)	(74,415)	(80,069)	(11,278)
True up of withholding tax expenses	(3,154)	—	—	—
Changes in valuation allowance	393,029	478,885	218,996	30,845
	(3,154)	697	—	—
Effect of tax holidays entitled by the PRC subsidiaries on basic loss per share	(0.84)	(0.65)	(0.42)	(0.06)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2.5)
Deferred tax assets:
Net operating loss carryforward	792,602	912,137	128,472
Depreciation and amortization of property, equipment, software, intangible asset and capitalized R&D expenses	39,189	91,214	12,847
Share-based compensation expenses	127,950	197,274	27,785
Accrual expense	30,210	8,205	1,156
Less: valuation allowance	(972,118)	(1,191,114)	(167,765)
Total deferred tax assets	17,833	17,716	2,495

Deferred tax liabilities:
Acquired intangible assets	17,833	17,716	2,495
Total deferred tax liabilities	17,833	17,716	2,495
Deferred tax assets, net	—	—	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. INCOME TAXES (CONTINUED)

China (continued)

Movement of the valuation allowance is as follows:

	Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.5)
Balance as of January 1	(100,204)	(493,233)	(972,118)	(136,920)
Additions	(393,029)	(478,885)	(283,273)	(39,898)
Utilization and reversal of valuation allowances	—	—	64,277	9,053
Balance as of December 31	(493,233)	(972,118)	(1,191,114)	(167,765)

As of December 31, 2023, the Group had a majority of net operating losses of approximately RMB4,854,145 which arose from the subsidiaries established in the PRC. The tax losses carried forward various in the PRC will expire during the period beginning from 2024 to 2033 based on entity’s preferential tax status.

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses together with other deferred tax assets will not be utilized in the foreseeable future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2022 and 2023.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

12. ORDINARY SHARES

The Company’s authorized share capital is US$80,000 comprising 800,000,000 ordinary shares with a par value of US$0.0001 each. As of December 31, 2020, the Company issued 164,888,519 ordinary shares.

During the year ended December 31, 2021, warrants provided to external investor in 2020 were exercised to subscribe 5,341,267 ordinary shares of the Company.

On August 23, 2022, the Company announced, that it plans to implement share repurchases pursuant to the share repurchase program previously authorized by its board of directors. Under the share purchase plans, the Company and the senior management may purchase up to US$40 million of ADSs in aggregate. In August 2023, the Board of Directors of the Company authorized a new share repurchase program under which the Company may repurchase up to US$40 million of ADSs, each ten ADSs representing 23 ordinary shares of the Company, or ordinary shares in aggregate over a 12-month period. For the year ended December 31, 2022 and 2023, the Company had repurchased 1,652,541 ordinary shares in an aggregate amount of approximately US$3 million (equivalent to RMB21,249), and 10,656,794 ordinary shares in an aggregate amount of approximately US$8.6 million (equivalent to RMB61,260) under the authorized share purchase program, respectively. These repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. ORDINARY SHARES (CONTINUED)

For the years ended December 31, 2021, 2022 and 2023, nil , nil and 3,849,268 treasury stock was used for the issuance of ordinary shares for exercise of share options and vesting of restricted share units, respectively. As of December 31, 2022 and 2023, 1,652,541 and 8,460,067 shares were recorded as treasury stock, respectively.

During the years ended December 31, 2021, 2022 and 2023, 8,227,843, 6,845,888 and 280,568 stock options were exercised, and 5,369,140, 1,859,819 and 1,260,701 restricted share units were issued as ordinary shares, respectively.

13. SHARE-BASED COMPENSATION

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

The Group did not grant any stock options to employees for the years ended December 31, 2021, 2022 and 2023. 1,782,617 and 1,665,252 stock options were exercisable as of December 31, 2022 and 2023, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(a)2017 Employee Stock Option Plan (“2017 Plan”) (continued)

The following table sets forth the stock options activities of 2017 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31 , 2020	7,702,066	0.97	6.75	150,415
Exercised	(5,122,549)	0.96	—	—
Forfeited	(10,500)	1.00	—	—
Outstanding as of December 31 , 2021	2,569,017	1.00	5.79	50,361
Exercised	(786,400)	1.00	—	—
Outstanding as of December 31 , 2022	1,782,617	1.00	4.75	1,457
Exercised	(73,444)	1.00	—	—
Expired	(43,921)	1.00	—	—
Outstanding as of December 31 , 2023	1,665,252	1.00	3.66	—
Exercisable as of December 31, 2023	1,665,252	1.00	3.66	—

All the stock options were vested as of December 31, 2021.

Share-based compensation expenses related to the stock options of 2017 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	(225)	—	—	—
Administrative expenses	2,835	—	—	—
Equity in loss of affiliates	516	—	—	—
	3,126	—	—	—

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(b)2018 Employee Stock Option Plan (“2017 Plan”) (continued)

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

The following table sets forth the stock options activities of 2018 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2020	10,589,671	1.00	8.15	206,499
Exercised	(3,036,435)	1.00	—	—
Outstanding as of December 31, 2021	7,553,236	1.00	7.15	148,076
Exercised	(6,044,843)	1.00	—	—
Outstanding as of December 31, 2022	1,508,393	1.00	6.15	1,233
Exercised	(333,998)	1.00	—	—
Expired	(998)	1.00	—	—
Outstanding as of December 31, 2023	1,173,397	1.00	5.15	—
Exercisable as of December 31, 2023	1,173,397	1.00	5.15	—

All the stock options were vested as of December 31, 2021.

Share-based compensation expenses related to the stock options of 2018 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	55	—	—	—
Administrative expenses	4,478	—	—	—
Equity in loss of affiliates	257	—	—	—
	4,790	—	—	—

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

13. SHARE-BASED COMPENSATION (CONTINUED)

(c)2019 Share Incentive Plan (“2019 Plan”) (continued)

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

For the year ended December 31, 2020, the Group granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09). 48,000 and 72,000 options were exercisable as of December 31, 2022 and 2023, respectively.

The following table sets forth the stock options activities of 2019 Plan for periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2020	72,000	6.09	9.33	1,038
Granted	—	—	—	—
Outstanding as of December 31, 2021	72,000	6.09	8.05	1,045
Granted	—	—	—	—
Outstanding as of December 31, 2022	72,000	6.09	7.05	—
Granted	—	—	—	—
Outstanding as of December 31, 2023	72,000	6.09	6.05	—
Exercisable as of December 31, 2023	72,000	6.09	6.05	—

A summary of non-vested stock options activity for the year ended December 31, 2023 is presented below:

		Weighted average
		grant-date
		fair value
	Number of shares	US$
Non-vested at December 31, 2022	24,000	4.50
Vested	(24,000)	4.50
Non-vested at December 31, 2023	—	—

Share-based compensation expenses related to the stock options of 2019 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	—	—	—	—
Administrative expenses	707	288	13	2
Equity in loss of affiliates	—	—	—	—
	707	288	13	2

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

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

For the years ended December 31, 2021, 2022 and 2023, the Group granted 133,913, 2,026,300 and nil stock options to its employees, respectively. 353,949 options and 1,299,637 options were exercisable as of December 31, 2022 and 2023, respectively.

The following table sets forth the stock options activities of 2020 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2020	1,044,368	5.91	9.62	15,237
Granted	133,913	18.85	—	—
Exercised	(68,859)	5.91	—	—
Expired	(154)	5.91	—	—
Forfeited	(111,495)	6.23	—	—
Outstanding as of December 31, 2021	997,773	7.61	8.68	12,967
Granted	2,026,300	9.20	—	—
Exercised	(14,645)	5.91	—	—
Expired	(69,051)	6.74	—	—
Forfeited	(170,490)	7.65	—	—
Outstanding as of December 31, 2022	2,769,887	8.81	8.76	—
Expired	(179,992)	10.78	—	—
Forfeited	(291,751)	10.33	—	—
Outstanding as of December 31, 2023	2,298,144	8.47	7.62	—
Exercisable as of December 31, 2023	1,299,637	8.21	7.37	—

A summary of non-vested stock option activities for the year ended December 31, 2023 is presented below:

		Weighted average
		grant-date
		fair value
	Number of shares	US$
Non-vested at December 31, 2022	2,415,938	5.40
Vested	(1,125,680)	5.22
Forfeited	(291,751)	7.20
Non-vested at December 31, 2023	998,507	5.08

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (continued)

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year Ended December 31,
	2021	2022
Expected volatility	50.78%-51.84%	53.66%
Risk-free interest rate (per annum)	1.32%-1.88%	1.88%
Exercise multiple	2.20-2.80	2.20-2.80
Expected dividend yield	—	—
Time to maturity (in years)	10	10

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

Share-based compensation expenses related to the stock options of 2020 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	14,915	17,068	3,244	457
Administrative expenses	8,702	25,897	9,189	1,294
Equity in loss of affiliates	3,262	2,846	1,299	182
	26,879	45,811	13,732	1,933

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

13. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (Continued)

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

For the years ended December 31, 2021, 2022 and 2023, the Group granted 1,649,045, 755,734 and nil restricted share units to employees, respectively.

The following table sets forth the restricted share units of 2020 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2020	4,079,618	—	9.70	83,632
Granted	1,649,045	—	—	—
Vested	(4,048,000)	—	—	—
Forfeited	(198,872)	—	—	—
Outstanding as of December 31, 2021	1,481,791	—	8.95	30,531
Granted	755,734	—	—	—
Vested	(720,232)	—	—	—
Forfeited	(270,482)	—	—	—
Outstanding as of December 31, 2022	1,246,811	—	8.55	2,266
Vested	(576,326)	—	—	—
Forfeited	(152,478)	—	—	—
Outstanding as of December 31, 2023	518,007	—	7.63	428

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(d)2020 Plan (Continued)

A summary of non-vested restricted share units activities for the year ended December 31, 2023 is presented below:

		Weighted average
		grant-date
	Number of restricted share	fair value
	units	US$
Non-vested at December 31, 2022	1,246,811	2.98
Vested	(576,326)	11.76
Forfeited	(152,478)	13.35
Non-vested at December 31, 2023	518,007	12.33

Share-based compensation expenses related to the aforementioned restricted share units of 2020 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	118,368	18,055	4,657	656
Administrative expenses	227,392	37,399	10,232	1,441
Equity in loss of affiliates	8,512	4,214	1,575	222
	354,272	59,668	16,464	2,319

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

The following table sets forth the restricted share units subject to terms and conditions under 2020 Plan for the periods presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2020	762,920	1.00	9.65	14,877
Vested	(762,920)	1.00	—	—
Outstanding as of December 31, 2021	—	—	—	—

Share-based compensation expenses related to these restricted share units are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	4,156	—	—	—
Administrative expenses	54,011	—	—	—
Equity in loss of affiliates	720	—	—	—
	58,887	—	—	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Plan

On May 28, 2021, the Group adopted 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares authorized to be issued is 12,023,618 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 6,011,809 ordinary shares.

Stock options granted to employees under the 2021 Plan are graded vesting in four years with 25% vesting each year. For the years ended December 31, 2021, 2022 and 2023, the Group granted 2,698,245, 2,787,738 and 322,575 stock options to its employees, respectively. 519,377 options and 1,569,157 were exercisable as of December 31, 2022 and 2023, respectively.

The following table sets forth the stock options activities of 2021 Plan for the year ended December 31,2023:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	2,698,245	26.43	—	—
Forfeited	(253,805)	26.39	—	—
Outstanding as of December 31, 2021	2,444,440	26.44	9.57	—
Granted	2,787,738	9.20	—	—
Forfeited	(880,304)	18.21	—	—
Expired	(46,202)	26.39	—	—
Outstanding as of December 31, 2022	4,305,672	17.32	8.89	—
Granted	322,575	6.20	—	—
Forfeited	(770,989)	15.31	—	—
Expired	(401,300)	14.34	—	—
Outstanding as of December 31, 2023	3,455,958	17.07	7.88	—
Exercisable as of December 31, 2023	1,569,157	18.07	7.69	—

A summary of non-vested stock option activities for the year ended December 31, 2023 is presented below:

		Weighted average
		grant-date
		fair value
	Number of shares	US$
Non-vested at December 31, 2022	3,786,295	1.76
Granted	322,575	1.07
Vested	(1,451,080)	7.22
Forfeited	(770,989)	7.81
Non-vested at December 31, 2023	1,886,801	8.36

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (Continued)

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

		Year Ended December 31,
	2021	2022	2023
Expected volatility	51.77%-54.37%	53.66%-58.97%	59.49%
Risk-free interest rate (per annum)	1.44%-1.68%	1.88%-3.53%	3.88%
Exercise multiple	2.20-2.80	2.20-2.80	2.80
Expected dividend yield	—	—	—
Time to maturity (in years)	10	10	10

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

Share-based compensation expenses related to the stock options of 2021 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	20,430	36,104	8,540	1,203
Administrative expenses	35,226	75,980	25,683	3,617
Equity in loss of affiliates	—	2,715	1,538	217
	55,656	114,799	35,761	5,037

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

13. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (continued)

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

The following table sets forth the restricted share units of 2021 Plan for the period presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	1,827,166	—	—	—
Forfeited	(170,913)	—	—	—
Outstanding as of December 31, 2021	1,656,253	—	9.57	34,126
Granted	821,215	—	—	—
Vested	(1,139,587)	—	—	—
Forfeited	(301,908)	—	—	—
Outstanding as of December 31, 2022	1,035,973	—	8.55	2,266
Granted	2,080,299	—	—	—
Vested	(1,494,415)	—	—	—
Forfeited	(206,519)	—	—	—
Outstanding as of December 31, 2023	1,415,338	—	8.82	1,169

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(e)2021 Share Incentive Plan (“2021 Plan”) (continued)

A summary of non-vested restricted share units activities for year ended December 31, 2023 is presented below:

		Weighted average
	Number of restricted	grant-date fair value
	share units	US$
Non-vested at December 31, 2022	1,035,973	5.19
Granted	2,080,299	2.21
Vested	(1,494,415)	5.94
Forfeited	(206,519)	11.75
Non-vested at December 31, 2023	1,415,338	6.46

Share-based compensation expenses related to the restricted share units of 2021 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	44,227	46,649	10,495	1,478
Administrative expenses	73,332	99,708	25,471	3,588
Equity in loss of affiliates	—	4,077	403	57
	117,559	150,434	36,369	5,123

(f)2022 Share Incentive Plan (“2022 Plan”)

On June 17, 2022, the Group adopted 2022 Plan. Under the 2022 Plan, the maximum aggregate number of shares authorized to be issued is 13,148,594 ordinary shares, provided that the maximum number of shares to be issued in the form of restricted share units shall not exceed 5,478,577 ordinary shares.

Stock options granted to employees under the 2022 Plan are graded vesting in four years with 25% vesting each year. For the years ended December 31, 2022 and 2023, the Group granted nil and 6,672,944 stock options to its employees, respectively. 1,468,707 were exercisable as of December 31, 2023.

The following table sets forth the stock options activities of 2022 Plan for the year ended December 31, 2023:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of December 31, 2022	—	—	—	—
Granted	6,672,944	2.60	—	—
Forfeited	(812,507)	2.41	—	—
Expired	(124,933)	2.41	—	—
Outstanding as of December 31, 2023	5,735,504	2.62	8.95	—
Exercisable as of December 31, 2023	1,468,707	2.62	8.74	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(f)2022 Share Incentive Plan (“2022 Plan”) (continued)

A summary of non-vested stock option activities for the year ended December 31, 2023 is presented below:

		Weighted average
		grant-date fair value
	Number of shares	US$
Non-vested at December 31, 2022	—	—
Granted	6,672,944	1.33
Vested	(1,593,640)	1.34
Forfeited	(812,507)	1.28
Non-vested at December 31, 2023	4,266,797	1.34

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year Ended December 31,
2023
Expected volatility	59.18%
Risk-free interest rate (per annum)	3.89%
Exercise multiple	2.20-2.80
Expected dividend yield	—
Time to maturity (in years)	10

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

Share-based compensation expenses related to the stock options of 2022 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2.5)
Research and development expenses	—	—	13,452	1,895
Administrative expenses	—	—	20,231	2,849
Equity in loss of affiliates	—	—	—	—
	—	—	33,683	4,744

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(f)2022 Share Incentive Plan (“2022 Plan”) (Continued)

Restricted share units granted to employees under the 2022 Plan will be exercisable under the following items:

(1) 1/2 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.

(2) 1/2 of the awarded restricted share units shall vest based on performance conditions as approved by the board (the “Performance Conditions Based Awards”):

i.a vesting of 75% of the Performance Conditions Based Awards on the initial vesting date if more than eight but less than ten of the performance conditions have been met on or before the first anniversary of the adoption date; and;

ii.a vesting of 100% of the Performance Conditions Based Awards on the initial vesting date if more than ten of the performance conditions have been met on or before the first anniversary of the Adoption Date.

As of December 31, 2023, it is probable that the 1/2 of the awarded restricted share units are fully vested because more than ten of the thirteen performance conditions will be met on or before the first anniversary of the adoption date.

The following table sets forth the restricted share units of 2022 Plan for the period presented:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	restricted	price	contractual	value
	share units	US$	term	US$
Outstanding as of December 31, 2022	—	—	—	—
Granted	4,883,452	—	—	—
Vested	(2,912,354)	—	—	—
Forfeited	(416,374)	—	—	—
Outstanding as of December 31, 2023	1,554,724	—	9.02	1,284

A summary of non-vested restricted share units activities for year ended December 31, 2023 is presented below:

		Weighted average
	Number of restricted	grant-date fair value
	share units	US$
Non-vested at December 31, 2022	—	—
Granted	4,883,452	2.41
Vested	(2,912,354)	2.41
Forfeited	(416,374)	2.41
Non-vested at December 31, 2023	1,554,724	2.41

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. SHARE-BASED COMPENSATION (CONTINUED)

(f)2022 Share Incentive Plan (“2022 Plan”) (Continued)

Share-based compensation expenses related to the restricted share units of 2022 Plan are included in:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2.5)
Research and development expenses	—	—	26,370	3,714
Administrative expenses	—	—	35,425	4,990
Equity in loss of affiliates	—	—	—	—
	—	—	61,795	8,704

(g)Establishment of Biomaster Trust

Biomaster Trust was established under the trust deed dated October 23, 2019, between the Company and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. Through the Biomaster Trust, the Company’s ordinary shares and other rights and interests under awards granted pursuant to 2017 Plan and 2018 Plan may be provided to certain recipients of equity awards. Upon satisfaction of vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee of Biomaster Trust. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by I-Mab. The Company has the power to direct the relevant activities of Biomaster Trust and it has the ability to use its power over the Biomaster Trust to affect its exposure to returns. Therefore, the assets and liabilities of the Biomaster Trust are included in the Group’s consolidated balance sheets. Biomaster Trust was dissolved in 2023.

Share-Based Compensation Expense

The allocation of share-based compensation expense was as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	201,926	117,876	66,758	9,403
Administrative expenses	406,683	239,272	126,244	17,781
Equity in loss of an affiliate	13,267	13,852	4,815	678
	621,876	371,000	197,817	27,862

As of December 31, 2023, there was RMB91,024 (US$12,820) of unrecognized share-based compensation cost related to non-vested share options and restricted share units. That deferred cost is expected to be recognized over a weighted average vesting period of 1.32 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements entered into from January 1, 2017 to December 31, 2023.

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

In 2017, the Group paid US$20.0 million (equivalent to approximately RMB132.7 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in 2018. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2018. In March and April 2019, the project achieved the first and second milestone and the Group paid US$8.0 million (equivalent to approximately RMB55.7 million) of milestone fees to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made for the years ended December 31, 2021, 2022 and 2023 as no milestone has been achieved.

Following the divestiture of the Greater China assets and business operations as disclosed in Notes 22 and as of the date of this annual report, the Company is no longer a contracting party of the license and collaboration agreement with MorphoSys with respect to TJ202 (felzartamab) and will no longer assume any rights, title, interest and obligations thereof.

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

No additional payments to Genexine were made in the year ended December 31, 2021, 2022 and 2023. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2021, 2022 and 2023.

In May 2020, the Group and Genexine entered into an amendment to this agreement whereby both parties desire to establish collaboration on TJ107 GBM Study in Greater China Under the terms of the expanded collaboration, the Group will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. The Group shall undertake to bear two-thirds (2/3) proportion of the clinical development costs and Genexine shall undertake to bear one-third (1/3) proportion of these costs. For the year ended December 31, 2021, the costs incurred for the development of this new indication was RMB13.2 million and thus RMB8.8 million expense was recorded in the consolidated statement of comprehensive loss. For the year ended December 31, 2022, the costs incurred for the development of this new indication was RMB7.0 million and thus RMB4.7 million expense was recorded in the consolidated statement of comprehensive loss. For the year ended December 31, 2023, the costs incurred for the development of this new indication was RMB1.7 million and thus RMB1.2 million expense was recorded in the consolidated statement of comprehensive loss.

Following the divestiture of the Greater China assets and business operations as disclosed in Notes 22 and as of the date of this annual report, the Company has not completed the assignment of the intellectual property license agreement with Genexine with respect to GX-I7/TJ107 (efineptakin alfa).

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

In 2018, the Group paid US$3.5 million (equivalent to approximately RMB23.2 million) upfront fee to MorphoSys, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2018. No additional payments were made in the year ended December 31, 2019. In August 2020, the project achieved the first milestone and the Group paid US$1.0 million (equivalent to approximately RMB6.9 million) of milestone fees to Morphosys, which was recorded as research and development expenses in the consolidated statement of comprehensive income for the year ended December 31, 2020. In January 2021, the project achieved the second milestone and the Group paid US$1.5 million (equivalent to approximately RMB9.7 million) of milestone fees to Morphosys and the related withholding tax of RMB1.1 million, which was recorded as research and development expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2021. Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2021, 2022 and 2023.

Summarized financial information related to the above agreement is presented below:

	Years Ended December 31,					As of December 31,
Research and Development Expense
Amortization of prepaid
				Extension/ Termination of	research and
	Upfront Fees	Milestones		agreements	development	Intangible asset balance
2023	—		—	—	—	—
2022	—		—	—	—	—
2021	—	US$	1,500	—	—	—

In June 2022, Morphosys entered into an equity participation agreement and license agreements to allow HIBio to develop and commercialize MorphoSys’ felzartamab, an anti-CD38 antibody, and MOR210, an anti-C5aR1 antibody. Under the terms of the agreements, HIBio will obtain exclusive rights to develop and commercialize felzartamab and MOR210 across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. Upon signing, MorphoSys also receives an upfront payment of US$15 million for MOR210. Subject to the terms agreed in the C5aR Agreement, I-Mab is entitled to share certain economics upon certain clinical milestones in the U.S. Accordingly, the Group received US$0.9 million from MorphoSys and recorded RMB6.0 million in revenue in the consolidated statement of comprehensive loss for the year ended December 31, 2022. No revenue from MorphoSys was recognized for the year ended December 31, 2023.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MorphoSys (continued)

Following the divestiture of the Greater China assets and business operations as disclosed in Notes 22 and as of the date of this annual report, the Company is no longer a contracting party of the license and collaboration agreement with MorphoSys with respect to MOR210/TJ210 and will no longer assume any rights, title, interest and obligations thereof.

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

Due to the uncertainty involved in meeting these development and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2021.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Licensing Agreement with MacroGenics (continued)

Summarized financial information related to the above agreement is presented below:

	Year ended December 31,					As of December 31,
Research and Development Expense
Amortization of prepaid
				Extension/ Termination of	research and
	Upfront Fees	Milestones		agreements	development	Intangible asset balance
2023	—		—	—	—	—
2022	—		—	—	—	—
2021	—	US$	4,484	—	—	—

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

In September 2020, I-Mab Hong Kong agreed to assign all rights and obligations/ownership of Target Pipelines (including TJ301) to I-Mab Hangzhou (see Note 8 (a)). The Group entered into a sublicense agreement with I-Mab Hangzhou (“TJ301 Sublicense Agreement”), under which the Group sublicensed to I-Mab Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

A. In-Licensing Arrangements (continued)

Other In-Licensing Arrangements

In addition to the above arrangements, the Group has entered into other various in-licensing and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group recorded US$1.1 million (equivalent to approximately RMB6.8 million) upfront payment and US$2.9 million (equivalent to approximately RMB19.8 million) milestone payment as research and development expenses during the year ended December 31, 2021. The Group recorded RMB0.5 million (US$0.07 million) upfront payment and RMB2.8 million (US$0.4 million) milestone payment as research and development expenses during the year ended December 31, 2022. The Group recorded nil upfront payment and RMB1.5 million (US$0.2 million) milestone payment as research and development expenses during the year ended December 31, 2023. As of December 31, 2023, under the terms of the agreements, the licensors are eligible to receive from the Group up to an aggregate of approximately US$173.0 million (equivalent to approximately RMB1,225.3 million) in milestone payments upon the achievement of contractually specified development milestones and sales milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

B.Out-Licensing and Collaboration Arrangements

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

At contract inception, both I-Mab and ABL Bio participate actively in the research and development activity. Also, the parties share the risk of failure of the BsAb products and share the income of licensing, so this contract meet the criteria of the definition of a collaborative arrangement, the Group categorized this agreement within the scope ASC 808. Prior to commercialization, the Group recorded the share of the expenses incurred by the collaboration for the development of three PD-L1 based bispecific antibodies products in research and development expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2021, RMB27.9 million expenses were incurred by the Group and RMB20.7 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB24.3 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2021. For the year ended December 31, 2022, RMB63.1 million expenses were incurred by the Group and RMB33.7 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB48.4 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2022. For the year ended December 31, 2023, RMB54.1 million expenses were incurred by the Group and RMB49.6 million expenses were incurred by ABL Bio. Accordingly, the Group recorded RMB51.8 million (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the year ended December 31, 2023.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Collaboration Agreements with Tracon Pharmaceuticals, Inc. (“Tracon”)

In November 2018, the Group entered into collaboration agreements with Tracon, under which both parties agreed to co-develop the Group’s proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and co-develop up to five BsAbs (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for safety reasons. In addition, the agreement in respect of TJD5 may be terminated by the Group: (i) for convenience within a certain period upon completing different clinical stages subject to certain payments and royalties, based on the clinical stage, that would be owed to Tracon upon the exercise of such termination for convenience; (ii) in the event that Tracon causes the Phase 1 study timeline to be delayed beyond the agreed extension periods; or (iii) if the Group decides to end the development of the collaborative product prior to its first commercial sale. Further, prior to the first commercial sale, Tracon may deem this agreement to be terminated by the Group if it reasonably believes that the Group has discontinued all meaningful development of the collaborative product for at least 12 months and certain other conditions are met. Additionally, in March 2019, the Group agreed with Tracon and F. Hoffmann-La Roche Ltd (“Roche”) on a clinical supply agreement for Roche to supply atezolizumab for use in clinical studies under the collaboration agreement with Tracon. As of December 31, 2019, no payments or royalties are due under this agreement. The Group has recorded US$0.02 million (equivalent to approximately RMB0.11 million), nil, nil of research and development costs in the consolidated statement of comprehensive loss for the year ended December 31, 2021, 2022 and 2023.

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

Collaboration Agreements with Tracon Pharmaceuticals, Inc. (“Tracon”) (Continued)

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

On April 25, 2023, the arbitration award determined that the TJD5 Agreement has been terminated for a pre-agreed termination fee of US$9.0 million plus interest payable pursuant to the original agreement. For the year ended December 31, 2022, the Group accrued and recorded the interest for the termination fee with an amount of US$0.6 million (equivalent to approximately RMB4.2 million) as administrative expenses in the consolidated financial statements of comprehensive loss. The tribunal also confirmed the termination of the BsAb Agreement. Based on the arbitration award, I-Mab will bear a portion of Tracon’s legal fees and costs, totaling approximately US$13.5 million (equivalent to approximately RMB91.3 million), which was recorded as administrative expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2022. The final amount paid to Tracon in July 2023 was US$22.0 million (equivalent to approximately RMB155.2 million) based on both parties’ further negotiation. The variance between the actual payment and accrued expenses of US$1.1 million (equivalent to approximately RMB8.0 million) was recorded as a deduction of administrative expenses in the consolidated financial statements of comprehensive loss for the year ended December 31, 2023.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Licensing Agreement with CSPC Pharmaceutical Group Limited (“CSPC”) (Continued)

The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant TJ103 license to CSPC. Considering that the achievements of milestones are constrained such that the transaction price shall initially only include upfront payment and subsequently, once another milestone was achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. As of December 31, 2018, the amount received of RMB14.2 million (net of VAT) was recorded as advance from customers in the consolidated balance sheet. In February 2019, an additional amount of RMB0.8 million (net of VAT) was received, and the license was also approved by China intellectual property office in May 2019. The first milestone was achieved in September 2019 and the amount of RMB15.0 million (net of VAT) was received according to the terms of the agreement. Accordingly, RMB30.0 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2019. No additional revenue was recognized in the year ended December 31, 2020 as no further milestone has been achieved. The second milestone was achieved in November 2021 and RMB8.5 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2021. No revenue was recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2023.

Following the divestiture of the Greater China assets and business operations as disclosed in Notes 22 and as of the date of this annual report, the Company is no longer a contracting party of the product development agreement with CSPC with respect to TJ103 and will no longer assume any rights, title, interest and obligations thereof.

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

If and when the Group and KG Bio enter into the definitive licensing agreement, the Group will be eligible to receive from KG Bio an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio will pay the Group tiered royalties in the low to mid-teen percentages on net sales from certain regions. As the right of first negotiation has not been exercised and the definitive agreement has not been entered into as of December 31, 2021, 2022 and 2023, no revenue was recognized during the years ended December 31, 2021, 2022 and 2023.

In June 2023, the Company terminated the first negotiation agreement with KG Bio, pursuant to which, KG Bio no longer has a right of first negotiation for the exclusive right to commercialize uliledlimab in southeast asia and other regions.

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

On September 21, 2023, the Group received a notice from AbbVie, terminating the aforementioned license and collaboration agreement. The termination of the license and collaboration agreement in its entirety by AbbVie is based on the previous program discontinuation and AbbVie’s strategic decision. The termination took effect on November 20, 2023. The termination did not affect the upfront and milestone payments of $200 million that the Group already received from AbbVie. As a result, contract liabilities of US$2.4 million (equivalent to approximately RMB16.9 million) related to Study I and Study II were recognized as revenue for the year ended December 31, 2023.

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

The Group performed assessment and concluded that all the promise identified, including the grant of the license to Jumpcan, Phase III clinical trial in PGHD and CMC development under the Jumpcan Agreement have been bundled into a single performance obligation. The amounts of the transaction price allocable to this performance obligation are deferred until the control of the manufactured commercial drug product has begun to transfer to Jumpcan. For the year ended December 31, 2021, the Group received the upfront fee of RMB224 million from Jumpcan and recorded it as contract liabilities in the consolidated balance sheet as of December 31, 2021. According to the terms of the collaboration agreement, Jumpcan shall undertake to bear 50% proportion of the CMC cost occurred by I-Mab after the effective date of this agreement. For the year ended December 31, 2022 and 2023, the Group received the payment of RMB22.0 million and from RMB45.2 million Jumpcan related to the cost sharing and recorded it as contract liabilities in the consolidated balance sheet, respectively.

Following the divestiture of the Greater China assets and business operations as disclosed in Notes 22 and as of the date of this annual report, the Company has not completed the assignment of the strategic collaboration agreement with Jumpcan with respect to eftansomatropin alfa (TJ101).

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. LICENSING AND COLLABORATION ARRANGEMENTS (CONTINUED)

B. Out-Licensing and Collabration Arrangements (continued)

Cell Line Collaboration with Ferring (continued)

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

Breakdown of licensing and collaboration revenue

The breakdown of licensing and collaboration revenue was as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2.5)
Recognition in the year	31,615	39,891	16,814	2,368
Reduction in the year	—	(314,181)	—	—
Revenues from AbbVie	31,615	(274,290)	16,814	2,368
Revenues from other partners	8,500	24,625	—	—
	40,115	(249,665)	16,814	2,368

15. OTHER INCOME (EXPENSES), NET

The following table summarizes other income (expenses), net recognized for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.5)
Income of incentive payment from depository bank	2,395	2,821	8,569	1,207
Fair value change of short-term and other investments	30,360	(13,549)	26,461	3,727
Fair value change of put right liabilities	16,628	34,260	(7,888)	(1,111)
Net foreign exchange gains (losses)	25,373	(175,391)	(60,704)	(8,550)
Subsidy income (1)	9,216	25,470	5,354	754
Losses in deconsolidation of a subsidiary	—	—	(7,905)	(1,113)
Others	(810)	(198)	(1,996)	(282)
	83,162	(126,587)	(38,109)	(5,368)
(1)

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
	(in thousands, except for share and per share data)
Numerator:
Net loss attributable to I-Mab	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Net loss attributable to ordinary shareholders	(2,331,541)	(2,507,317)	(1,465,694)	(206,439)
Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	174,707,055	189,787,292	191,423,850	191,423,850
Denominator for diluted loss per share calculation	174,707,055	189,787,292	191,423,850	191,423,850

Net loss per share - basic and diluted	(13.35)	(13.21)	(7.66)	(1.08)

The effects of all outstanding restricted share units, certain stock options and warrants have been excluded from the computation of diluted loss per share for the years ended December 31, 2021, 2022 and 2023 as their effects would be anti-dilutive. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31
	2021	2022	2023
Restricted share units	3,150,881	484,395	1,543,009
Stock options	14,584,833	2,939,322	617,707
Warrants	648,359	—	—

17. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to approximately RMB26,426, RMB35,332 and RMB26,401 for the years ended December 31, 2021, 2022 and 2023, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is a party to or an assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (see Note 14). In April 2020, Tracon issued a notice of dispute with respect to the TJD5 Agreement and the BsAbs Agreement. The disputes relating to the TJD5 Agreement and the BsAbs Agreement are the subject of a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. In April 2023, the Group received the result of the arbitration, which is further discussed in Note 14.

On February 6, 2024, the Company entered into definitive agreements with I-Mab Hangzhou and its investors which provide that the Company’s wholly owned subsidiary, I-Mab Hong Kong, will transfer the equity interests it holds in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders.

In connection with the divestiture of the Greater China assets and business operations, the Company has transferred the equity interests it held in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. However, the non-participating shareholders of I-Mab Hangzhou have initiated legal proceedings against I-Mab Hong Kong and the Company in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of I-Mab Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders seek monetary relief amounting to US$17.36 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceeding before the Zhejiang arbitration sub-commission is still pending. The Company has not yet received the notice of hearing and is currently unable to predict the outcome of the arbitration.

As of December 31, 2023, the Group did not record any liabilities for the arbitration. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or possible loss, if any.

The Group did not have significant long-term obligations, or guarantees as of December 31, 2022 and 2023.

Capital commitments

The capital expenditures related to property, equipment and software contracted for as of December 31, 2022 and 2023 but not recognized in the Group’s consolidated financial statements were RMB4,392 and nil, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group for the years ended December 31, 2021, 2022 and 2023:

Name of related parties	Relationship with the Group

CMAB Biopharma (Suzhou) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Group before April 30, 2021
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group before December 9, 2021
I-Mab Biopharma (Hangzhou) Co., Limited	Subsidiary of the Group before September 15, 2020; Affiliate of the Group after September 15, 2020

Details of related party balances as of December 31, 2022 and 2023 are as follows:

Prepayments and other receivables

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	8,231	14,208	2,001

Accruals and other payables

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	64,782	35,058	4,938

Details of related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows:

Receipt of CRO and CMC services - recognized in research and development expenses

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
Jiangsu Taslydiyi Pharmaceutical Co., Ltd.	2,697	—	—	—
I-Mab Hangzhou	2,465	84,673	96,359	13,572

Revenue sharing - recognized as deduction of revenue

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (Note 14)	—	18,583	—	—

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Expenses paid on behalf of an affiliate

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	17,649	—	—	—

Provision of FTE and other services - recognized in other income

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	11,691	—	—	—

Amounts received on behalf of an affiliate

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	281	—	—	—

Amounts received related to the sublicense agreement

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (Note 14)	19,102	—	—	—

Amounts paid by an affiliate on behalf of the Group

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou	25,448	837	69	10

20. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, and other receivables. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2022 and 2023, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

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

For the years ended December 31, 2021, 2022 and 2023, no appropriation to statutory reserves was made because the PRC subsidiary had substantial losses during such periods.

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

As of December 31, 2023, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be RMB0.1 million, while the Group has a consolidated shareholders’ equity. Therefore, as the restricted net assets of consolidated subsidiaries do not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group is not required to provide parent company financial information.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. SUBSEQUENT EVENTS

On February 6, 2024, the Group entered into definitive agreements with I-Mab Hangzhou and its investors. Pursuant to the definitive agreements, the Group will transfer 100% of the outstanding equity interest in I-Mab Shanghai, a wholly owned subsidiary of the Company that operates the Company’s business in China to I-Mab Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the I-Mab Hangzhou’s achievement of certain future regulatory and sales-based milestone events. The Group also retains a right of first negotiation outside of Greater China related to three future investigational new drug candidates. This transaction was closed on April 2, 2024.  The definitive agreements also provide that the Company’s wholly owned subsidiary, I-Mab Hong Kong, will transfer the equity interests it holds in I-Mab Hangzhou to certain participating shareholders of I-Mab Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders (Note 8) in the amount of approximately US$183 million. After which the total remaining amount of potential repurchase obligations owed by the Group to the non-participating shareholders of I-Mab Hangzhou upon the closing of the transaction is expected to range from US$30 million to US$35 million, an amount that includes actual or potential claims in legal proceedings by the non-participating shareholders against I-Mab Hong Kong and the Company in connection with the aforementioned transaction. Meanwhile, the Group participated in the Series C fundraising of I-Mab Hangzhou for an equity interest subscription of US$19 million in cash.