Form 20-F
period 2024-12-31
I-Mab
filed 2025-04-03
CIK 1778016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Joseph Skelton

Chief Financial Officer

2440 Research Boulevard, Suite 400

Rockville, MD 20850

United States

Phone: (240) 745-6330

(Name, Telephone, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each ten (10) American depositary shares representing twenty-three (23) ordinary shares	IMAB	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Ordinary shares, par value $0.0001 per share	*	The Nasdaq Stock Market LLC (The Nasdaq Global Market)*

* Not for trading, but only in connection with the registration of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 187,452,495 ordinary shares outstanding, par value of $0.0001 per share as of December 31, 2024.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
•
“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•
“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands;
•
“CRO” refers to a contract research organization;
•
“divested PRC subsidiaries” refer to I-Mab Biopharma Co., Ltd. (later renamed TJ Biopharma (Shanghai) Co., Ltd. and referred to herein as “TJBio Shanghai”), which was divested along with our Greater China assets and business operations in 2024, and Zhejiang Tianli Pharmaceutical Sales Co., Ltd., which was separately divested in 2023;
•
“FDA” refers to the U.S. Food and Drug Administration;
•
“Greater China” refers to the People’s Republic of China, including, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•
“Greater China assets and business operations” refer to the 100% equity interest in I-Mab Biopharma Co., Ltd., our divested PRC subsidiary that operated our company’s business in China, including (i) the Greater China portfolio and (ii) the operations of the research & development center of TJBio Shanghai;
•
“Greater China portfolio” refers to the investigational drugs with Greater China rights that we divested, including (i) drug candidates we in-licensed from reputable global biopharmaceutical companies and (ii) drug candidates we developed or co-developed in-house;
•
“Global portfolio” refers to our own in-house developed or co-developed novel or differentiated drug candidates, for most of which we own worldwide, ex-Greater China rights;
•
“HK$” refers to the legal currency of Hong Kong; and
•
“I-Mab,” “we,” “us,” “our company” and “our” refer to I-Mab, a Cayman Islands exempted company, and its subsidiaries, and, in the context of describing the operations and consolidated financial information prior to the completion of the divestiture transaction of business operation in China, the divested PRC subsidiaries;
•
“IND” refers to investigational new drug;
•
“Ordinary share equivalent” refers to the number of ordinary shares into which an option, restricted share unit (“RSU”), or other equity-based instrument would convert at the election of the holder on a proportional basis, considering the ratio of ADS to ordinary shares. Our ADSs are publicly traded, whereas our ordinary shares are not. The valuation of stock options, RSUs, or other equity-based instruments is based on the implied ordinary share price, derived from the market price of ADSs, adjusted for the ADS-to-ordinary-share conversion ratio and any applicable differences in liquidity, marketability, or other relevant factors;
•
“RMB” refers to the legal currency of China;
•
“SEC” refers to the United States Securities and Exchange Commission;
•
“shares” or “ordinary shares” refer to our ordinary shares, par value $0.0001 per share;

•
“TJ Biopharma” refers to the combination of I-Mab Biopharma Co., Ltd. (later renamed TJ Biopharma (Shanghai) Co., Ltd. and referred to herein as “TJBio Shanghai”) and I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”), following the close of the April 2024 divestiture of our Greater China assets and business operations.
•
“U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

In April 2024, we closed the divestiture of our Greater China assets and business operations. Among other transaction components, we transferred all of the outstanding equity interest in I-Mab Biopharma Co., Ltd. to I-Mab Biopharma (Hangzhou) Co., Ltd., an unconsolidated investee, on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma’s achievement of certain future regulatory and sales-based milestone events as well as royalties. Upon the completion of the divestiture transaction, we ceased to consolidate the divested entity, assets and businesses as well as their corresponding financial results, which includes the future development costs of our divested Greater China assets and business operations.

Unless otherwise specifically stated, the information relating to the business operations is disclosed on a continuing operations basis, which excludes our divested Greater China assets and business operations.

TRADEMARKS AND SERVICE MARKS

This annual report includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this annual report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. For the years presented in our audited consolidated financial statements included elsewhere in this annual report, our reporting currency is U.S dollars. All references in this annual report to “$” are to U.S. dollars, and all references to “RMB” are to Renminbi. Tabular amounts are in U.S. dollars in thousands, except for share and per share amounts, unless otherwise noted. This annual report contains certain translations of RMB amounts into U.S. dollars. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

INDUSTRY AND MARKET DATA

This annual report contains estimates, projections and other information concerning our industry, our business and the market for our drug candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research related to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.”

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

Our investors can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

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
•
the expected impact of global business, political and macroeconomic conditions, including inflation, interest rate fluctuations and volatile market conditions, instability in the global banking system, and global events, including regional conflicts around the world, on our business, clinical trials, financial condition, liquidity and results of operations;
•
future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
•
our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
•
our ability to obtain and maintain protection of intellectual property for our technology and drug candidates;
•
the rate and degree of market acceptance and clinical utility of our drug candidates;
•
our ability to identify and integrate suitable acquisition targets;
•
changes to regulatory and operating conditions in our industry and markets;
•
the expected contingent consideration to be received from TJ Biopharma based on the achievement of certain future regulatory and sales based milestone events; and
•
the expected decrease of our research and development expenses and administrative expenses in the near future due to the divestiture of our Greater China assets and business operations, the strategic reprioritization of our drug candidates, and our internal restructuring in 2025.

Our investors should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Our investors should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

I-Mab is a Cayman Islands holding company with its current business operations primarily conducted by its subsidiary based in the United States. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands instead of equity interest in our operating subsidiaries. This structure involves unique risks to investors who hold our ADSs.

Prior to April 2024, we conducted business operations in China through I-Mab Biopharma Co., Ltd. (later renamed TJ Biopharma (Shanghai) Co., Ltd. and referred to herein as “TJBio Shanghai”) to advance the Greater China portfolio. In February 2024, we entered into definitive agreements with I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”), an unconsolidated investee of ours, collectively “TJ Biopharma”, and a group of China-based investors to divest our Greater China assets and business operations. In April 2024, we closed the divestiture of our Greater China assets and business operations. Since the completion of these transactions, we have conducted our business operations primarily through our U.S. subsidiary, with only a small portion of business operations relating to research and development activities via collaboration with TJ Biopharma, through our PRC subsidiary, remaining in China. However, any operations that we may conduct through our PRC subsidiary are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the regulatory approvals on offshore offerings and listings by, and foreign investment in, companies with operations in China, and implemented industry-wide regulations, including cybersecurity and data privacy related regulations. The PRC government has significant authority in regulating any operations that we may conduct through our PRC subsidiary and may influence any operations that we may conduct through our PRC subsidiary. The PRC may exert more oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline.

Permissions may be Required from the PRC Authorities for the Offering of Our Securities

The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with the nature and scale of data processed or handled by us in our business operations and our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiary, (i) are not required to go through the filing procedures with regard to the listing and historical issuance of securities by our company to foreign investors with the China Securities Regulatory Commission (the “CSRC”) under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, (ii) are not required by the Cyberspace Administration of China (the “CAC”) or any of its local counterparts, to go through the cybersecurity review under the Cybersecurity Review Measures, and (iii) have not received or were denied such permissions by the CSRC or the CAC. Nevertheless, in the event that we conduct any securities offerings in the future that will be captured by the trial administrative measures, we may be required to go through the filing procedures with the CSRC. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—The approval of and filing with PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022 (the “HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States) (“PCAOB”) for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our prior auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. While vacating those determinations, the PCAOB noted that, should it encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by any authority there, the PCAOB would act to immediately reconsider the need to issue new determinations consistent with the HFCAA and PCAOB’s Rule 6100.

On August 6, 2024, our Audit Committee approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm, effective August 7, 2024, and the appointment of PricewaterhouseCoopers LLP as our new independent registered public accounting firm for the fiscal year ended December 31, 2024. The office of PricewaterhouseCoopers LLP is located at 400 Campus Drive, Florham Park, NJ 07932 and PricewaterhouseCoopers LLP is registered with the PCAOB and subject to PCAOB inspection. Therefore, we believe that, as of the date of this report, PricewaterhouseCoopers LLP is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

PricewaterhouseCoopers Zhong Tian LLP must still be able to produce any audit work papers upon any PCAOB inspection or investigative demand and make any relevant audit personnel available to the PCAOB upon inspection or investigative demand. The failure of PricewaterhouseCoopers Zhong Tian LLP to meet any of its legal or professional obligations with respect to PCAOB inspection and investigative demands, or the failure of the PricewaterhouseCoopers Zhong Tian LLP to comply with all applicable audit standards could result in significant liability for us or result in the delisting of our securities pursuant to the HFCAA.

Cash and Asset Flows through Our Organization

I-Mab is a holding company with no operations of its own. We primarily conduct our business through our subsidiary in the United States. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to our shareholders and holders of the ADSs and to service any debt it may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to I-Mab. In addition, our PRC subsidiary is permitted to pay dividends to I-Mab only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiary is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiary. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiary is subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange (“SAFE”). Furthermore, cash transfers from our PRC subsidiary to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For the years ended December 31, 2024, 2023 and 2022, no dividends or distributions were made to I-Mab by our existing PRC subsidiary. As of December 31, 2024 and 2023, our sole remaining PRC subsidiary held cash and cash equivalents of $0.9 million and $0.5 million, respectively.

Under PRC law, I-Mab may provide funding to our PRC subsidiary only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements.

I-Mab has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and U.S. federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.
Reserved
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Our business faces significant risks. Before deciding to invest in our securities, you should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Forward-Looking Statements” above.

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face. These risks are discussed more fully in this section.

•
We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
•
We have incurred net losses in the past and we may not be able to achieve or maintain profitability in the future.
•
We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and potential commercialization of our drug candidates.
•
Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
•
We depend substantially on the success of our drug candidates, all of which are in preclinical or clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.
•
We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.
•
The regulatory approval processes of the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.
•
The failure to obtain a patent term extension and data exclusivity for any drug candidates we may develop could increase the risk of generic competition with our products.
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

•
As we rely on third parties to conduct our preclinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for, or commercialize our drug candidates and our business could be substantially harmed.
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
•
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
•
Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could affect our offshore offerings and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.
•
Uncertainties with respect to the PRC legal system could materially and adversely affect us.
•
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us or our directors may be limited. Therefore, our investors may not be afforded the same protection as provided to investors in U.S. domestic companies.
•
We have identified a material weakness in our internal control related to ineffective information technology general controls which could, if not remediated, result in material misstatements in our financial statements.
•
We may not be able to maintain compliance with the continued listing requirements of Nasdaq.
•
The trading price of our ADSs may be volatile, which could result in substantial losses to our investors.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical-stage biopharmaceutical company with a limited operating history. Our operations to date have focused on organizing and staffing our operations, business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical and clinical trials of our drug candidates. We have not yet demonstrated an ability to successfully manufacture, obtain marketing approvals for, or commercialize our drug candidates. We have no products approved for commercial sale. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We are focused on the development of precision immuno-oncology agents for the treatment of cancer. Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred net losses in the past and we may not be able to maintain profitability in the future.

Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through public and private placements, as well as revenue from licensing and collaboration deals. We have incurred significant research and development expenses and other expenses related to our ongoing operations. As a result, we incurred net losses of $22.2 million, $207.7 million and $371.1 million in 2024, 2023 and 2022, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from administrative costs associated with our operations.

We cannot assure our investors that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to out-license some of our commercialization rights and execute our product commercialization strategies as our business further develops. Accordingly, we intend to continue to invest for the foreseeable future in certain activities relating to our development, including the following:

•
conducting clinical trials of our drug candidates;
•
manufacturing clinical trial materials through contract manufacturing organizations;
•
seeking regulatory approvals to advance the development of our drug candidates;
•
commercializing any of our drug candidates for which we have obtained marketing approval;
•
hiring additional clinical, operational, financial, quality control and scientific personnel;
•
establishing a sales, marketing and commercialization team for any future products that have obtained regulatory approval;
•
seeking to identify additional drug candidates;
•
obtaining, maintaining, developing and protecting our intellectual property portfolio;
•
enforcing and defending any intellectual property-related claims; and
•
acquiring or in-licensing other drug candidates, intellectual property and technologies.

Typically, it takes many years to develop a new drug from the time it is discovered to when it becomes available for treating patients. During the process, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend partially on the rate of the future growth of our expenses, our ability to generate revenues and the timing and amount of milestone payments and other payments that we receive from or pay to third parties. If any of our drug candidates fails during clinical trials or does not gain regulatory approval, or, even if approved, fails to achieve market acceptance, our business may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates.

Since our inception, our operations have consumed substantial amounts of cash. We raised over $400 million in pre-IPO financing. In the past, we received total net proceeds of approximately $105.3 million, $397.2 million and $105.6 million from our initial public offering, subsequent private placement, and warrants issued and subsequently exercised in connection with the private placement, respectively. We used $52.7 million, $72.7 million and $49.6 million in net cash in our operations for the years ended December 31, 2024, 2023 and 2022, respectively.

Despite the divestiture of our Greater China assets and business operations, we expect to continue to incur significant expenses in connection with our ongoing activities, particularly as we advance the clinical development of our clinical-stage drug candidates, and initiate additional clinical trials of, and seek regulatory approval for, these and other potential future drug candidates.

In addition, if we obtain regulatory approvals for any of our drug candidates, we expect to incur significant commercialization expenses relating to product manufacturing, marketing, sales and distribution and post-approval commitments to continue monitoring the efficacy and safety data of our future products on the market. In particular, the costs that may be required for the manufacture of any drug candidate that has received regulatory approval may be substantial. We have incurred and may continue to incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, limit, reduce or terminate our research and development programs or any future commercialization efforts.

There have been uncertainties and interruptions to the global economy and significant volatility across the financial markets, which had a cooling effect on financing and investing activities in general. We believe that our current cash, cash equivalents and short-term investments of $173.4 million will be sufficient to meet our present anticipated working capital requirements and capital expenditures into 2027. However, if the volatility in the financial markets continues, our financing activities in the future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity.

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

To the extent that we raise additional capital through the sale of equity or convertible debt securities, investor ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect our investors’ rights as holders of our ADSs. The incurrence of indebtedness or the issuance of certain equity securities could give rise to increased fixed payment obligations and also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ADSs to decline.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies along with five relevant guidelines, which came into effect on March 31, 2023. The trial administrative measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to these trial administrative measures, an overseas offering and listing by a domestic company, whether directly or indirectly, must be filed with the CSRC. Specifically, the examination and determination of an indirect overseas offering and listing shall be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following both conditions: (i) the operating income, gross profit, total assets or net assets of such domestic company in the most recent fiscal year was more than 50% of the relevant line items in the issuer’s audited consolidated financial statements for that year; and (ii) the main part of operating activities is conducted in the PRC or the main place of business is located in the PRC, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. Following the completion of the divestiture of our Greater China assets and business operations in April 2024, we conduct a majority of our business outside of China and only conduct a small portion of our research and development activities in China, we generate majority of our net assets from outside the PRC, and the majority of our senior management personnel responsible for business operations and management are neither PRC citizens nor habitually reside in the PRC, as of the date of this annual report. Given such circumstances, as advised by our PRC legal counsel, JunHe LLP, there is a possibility that we will not be subject to the CSRC filing requirements in connection with our proposed offering and listing outside China. However, the CSRC and other authorities may take a view that is contrary to the opinion of our PRC legal counsel, and we cannot assure our investors that the above-mentioned assets and business operations in China and the citizenship of our senior management personnel will not change in the future, there is no assurance that we may not be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

Following the issuance of the trial administrative measures, the CSRC subsequently issued several rules and regulations on overseas offerings and listings, providing further guidance on the filing requirements in connection with overseas securities issuance and listing by domestic companies. We cannot assure our investors that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or filing from any regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. These regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”), the 2020 Share Incentive Plan (the “2020 Plan”), the 2021 Share Incentive Plan (the “2021 Plan”), the 2022 Share Incentive Plan (the “2022 Plan”), and the 2024 Omnibus Incentive Plan (the “2024 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of March 19, 2025, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 291,042 ordinary shares under the 2017 Plan, 341,253 ordinary shares under the 2020 Plan, 266,455 ordinary shares under the 2021 Plan, 577,231 ordinary shares under the 2022 Plan and 9,285,758 ordinary shares under the 2024 Plan, excluding options that were forfeited, cancelled, or exercised after the grant date; and (ii) restricted share units to receive an aggregate of 2,008 ordinary shares under the 2020 Plan, an aggregate of 10,414 ordinary shares under the 2021 Plan, an aggregate of 108,252 ordinary shares under the 2022 Plan and an aggregate of 4,519,116 ordinary shares under the 2024 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Our strategic reprioritization and related reduction in force may not achieve our intended outcome.

In January 2025, we announced a strategic reprioritization of resources (the “Realignment Plan”), pursuant to which we will focus our resources on advancing our lead program, givastomig, a CLDN18.2 x 4-1BB bispecific antibody, targeting first-line metastatic gastric cancers, with further potential in other solid tumors. In connection with the Realignment Plan, we reduced our workforce by approximately 27%.

The Realignment Plan may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among our remaining employees, and the risk that we may not achieve the anticipated benefits of the reduction in force. The Realignment Plan could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. The Realignment Plan could also harm our reputation, making our ability to recruit skilled personnel difficult. Any failure to attract or retain qualified personnel could prevent us from successfully developing potential drug candidates or supporting our existing license agreements. If we are unable to realize the anticipated benefits from the reduction in force, or if we experience significant adverse consequences from the reduction in force, our business, financial condition, and results of operations may be materially adversely affected.

Additionally, the prioritization of our capital resources in accordance with Realignment Plan may not prove successful, and we may forgo the pursuit of other indications, whether through future collaborations, licenses, other similar arrangements, or otherwise, that could be more successful. Furthermore, we may undertake further similar cost-saving initiatives, which may include additional restructuring or workforce reductions. These types of cost-reduction activities can be complex and result in unintended consequences and costs, including decreased employee morale, loss of institutional knowledge and expertise and could adversely impact our business and financial condition.

Risks Related to Clinical Development of Our Drug Candidates

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and lengthy, and its outcome is inherently uncertain. While our exclusive focus is to develop drug candidates with the potential to become novel or highly differentiated drugs globally, we cannot guarantee that we are able to achieve this for any of our drug candidates. Failure can occur at any time during the clinical development process. The results of preclinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through preclinical studies and initial clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. In addition, there can be significant variability in safety and/or efficacy results among different trials of the same drug candidate due to numerous factors, including demographics, differences in individual patient conditions, such as genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions.

In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites, larger number of patients enrolled and additional countries and languages involved in such trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. We cannot guarantee that our future clinical trial results will be favorable based on currently available clinical and preclinical data.

We depend substantially on the success of our drug candidates, all of which are in preclinical or clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in early clinical development, and other new drug candidates that we may identify and develop. As of the date of this annual report, we have open INDs with the FDA for three of our drug candidates, givastomig, uliledlimab, and ragistomig. However, we cannot guarantee that we will be able to obtain regulatory approvals to conduct clinical trials for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates have been approved for marketing in any jurisdiction. Each of our drug candidates will require additional preclinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our drug candidates will depend on several factors, including, successful completion of preclinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, successful completion of future clinical trials or drug registrations, successful manufacturing and commercialization of our existing drug candidates, obtaining coverage and reimbursement from third-party payors, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting safety requirements.

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

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and potential commercialization of our lead drug candidate, givastomig, the success of our business depends in part upon our ability to identify, license, discover, develop, or commercialize additional drug candidates. Research programs to identify new drug candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to identify, discover or in-license new drug candidates for clinical development and commercialization for a number of reasons, including, without limitation, the following:

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

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, or similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays. As of the date of this annual report, we have initiated clinical trials for givastomig and uliledlimab in the United States.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in the clinical trials of our competitors’ drug candidates, which may further delay our clinical trial enrollments.

Patient enrollment for our clinical trials may be affected by other factors, including, the following:

•
severity of the disease under investigation;

•
total size and nature of the patient population;
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

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including:

•
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
•
our partners identify safety concerns in the clinical candidates that we licensed, which lead to the termination of the collaboration and development of the underlying clinical candidates with our partners;
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

Jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We intend to focus our activities in the United States and other major global markets. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory requirements that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

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

The time required to obtain the approval of the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of preclinical studies and clinical trials. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions.

Our drug candidates could fail to receive the regulatory approval of the FDA or a comparable regulatory authority for many reasons, including:

•
disagreement with the design or implementation of our clinical trials;
•
failure to demonstrate that a drug candidate is safe and effective for its proposed indication;
•
failure of our clinical trial results to meet the level of statistical significance required for approval;
•
failure of our clinical trial process to pass good clinical practice inspections;
•
failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;
•
disagreement with our interpretation of data from preclinical studies or clinical trials;

•
insufficient data collected from the clinical trials of our drug candidates to support the submission and filing of a new drug application, biologics license application or other submissions or to obtain regulatory approval;
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
•
changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval; and
•
failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

The FDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans. Even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, grant approval contingent on the performance of costly post-marketing clinical trials, or approve a drug candidate with an indication that is not desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects of our drug candidates.

The failure to obtain a patent term extension and data exclusivity for any drug candidates we may develop could increase the risk of generic competition with our products.

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

In addition, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. Under this act, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the original branded product was first approved by the FDA. In addition, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a biologics license application, (“BLA”). The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

In other jurisdictions where we seek patent protection for our drug candidates, patent term compensation and patent linkage system may be available to us. However, there is no assurance that we may be granted a patent term extension as we request or our pending or future patent applications may qualify for patent linkage. If we are unable to obtain patent term extension or the term of any such extension is less than we request, or our pending or future patent applications do not qualify for patent linkage, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval.

Undesirable adverse events caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the FDA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. In particular, as is the case with drugs treating cancers, it is likely that there may be side effects, such as liver toxicities, cytokine release syndrome, and infusion-related reactions, associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity or incidence of certain adverse events. In such an event, our trials could be suspended or terminated and the FDA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our drug candidates for any or all targeted indications. Adverse events related to our drug candidates may affect patient recruitment or the ability of enrolled subjects to complete the trial, and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

Additionally, if we or others identify undesirable side effects caused by those of our existing drug candidates that have received regulatory approval, or our other drug candidates after having received regulatory approval, this may lead to potentially significant negative consequences which include, the following:

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

The degree of market acceptance of our drug candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including:

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

Our ability to commercialize any drugs successfully will also depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the global healthcare industry is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any drug for which we obtain regulatory approval. Obtaining reimbursement for our drugs may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any drug candidate that we successfully develop. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

In the United States and certain other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict post-approval activities and affect our ability to sell profitably any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws. Failure to comply with such laws could subject us to significant civil, criminal and administrative penalties. For a detailed discussion of these healthcare laws, see “Item 4. U.S. Regulation – Healthcare Regulation - Other U.S. Healthcare Laws and Compliance Requirements.”

Further, in the United States and elsewhere there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States for example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (collectively, the “ACA”) was passed, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Further, on August 16, 2022, the Inflation Reduction Act of

2022 (“IRA”), was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.

In addition, the IRA, among other things, (i) directs the Secretary of the U.S. Department of Health and Human Services (“HHS”), to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least seven years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law (the “Medicare Drug Negotiation Program”), and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first 10 drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected 15 additional products covered under Part D negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, particularly in light of the recent U.S. Presidential and Congressional elections, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our drug candidates may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

As we engage in collaborations worldwide, including conducting clinical trials globally, we may be exposed to specific risks of conducting our business and operations in international markets.

Markets outside of the United States form an important component of our growth strategy, as we conduct certain of our clinical trials outside of the United States. If we fail to obtain applicable licenses or fail to enter into strategic collaboration arrangements with third parties in these markets, or if these collaboration arrangements turn out unsuccessful, our revenue-generating growth potential will be adversely affected.

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
•
the effects of applicable local tax structures and potentially adverse tax consequences;
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

Our drug candidates are under evaluation to be administered in combination with drugs of other pharmaceutical companies as one regimen. In addition, we often use such third-party drugs in our development and clinical trials as controls for our studies. As a result, both the results of our clinical trials and the sales of our drugs may be affected by the availability of these third-party drugs. If other pharmaceutical companies discontinue these combination drugs, regimens that use these combination drugs may no longer be prescribed, and we may not be able to introduce or find an alternative drug to be used in combination with our drugs at all or in a timely manner and on a cost-effective basis. As a result, demand for our drugs may be lowered, which would in turn materially or adversely affect our business and results of operations.

Risks Related to Our Reliance on Third Parties

As we rely on third parties to conduct our preclinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We have relied on and plan to continue to rely on third-party CROs to monitor and manage data for some of our ongoing preclinical and clinical programs. We rely on these parties for the execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We also rely on third parties to assist in conducting our preclinical studies in accordance with good laboratory practices. We and our CROs are required to comply with good clinical practice, good laboratory practice and other regulatory regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these regulatory requirements of good clinical practice, good laboratory practice or other regulatory requirements through periodic inspections of trial sponsors, investigators and trial sites. If we or any of our CROs fail to comply with applicable good clinical practice, good laboratory practice or other regulatory requirements, the data generated in our clinical trials may be deemed unreliable and the FDA or other comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with requirements of good clinical practice. In addition, our clinical trials must be conducted with drug candidates or products produced under current good manufacturing practice requirements. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

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

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not our CROs devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our results of operations and the commercial prospects for our drug candidates would be harmed and our costs could increase. In turn, our ability to generate revenues could be delayed or compromised.

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

Our reliance on third-party manufacturers exposes us to certain risks, including, the following:

•
we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the National Medical Products Administration, (“NMPA”), the FDA or other comparable regulatory authorities must approve any manufacturers as part of their regulatory oversight of our drug candidates. This approval would require new testing and compliance inspections of current good manufacturing practice by the NMPA, the FDA or other comparable regulatory authorities. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;
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
•
products and components from our third-party manufacturers may be subject to tariffs and additional customs and import charges, which may cause us to incur delays or additional costs as a result;
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

We also rely on third parties, including those located in China, for supply of our drug candidates, and our strategy is to outsource all manufacturing of our drug candidates and products to third parties. For any activities conducted in China, we are exposed to the increased possibility of supply disruptions and higher costs in the event of changes in the policies of the U.S. or Chinese governments, political unrest or unstable economic conditions including sanctions on China or any of our China-based suppliers. Our manufacturing costs could also increase as a result of future appreciation of the local currency in China or increased labor costs if the demand for skilled laborers increases and/or the availability of skilled labor declines in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. Such disruption could have adverse effects on the development of our drug candidates and our business operations.

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

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. For example, in June 2024, we entered into a clinical trial collaboration and supply agreement with Bristol-Myers Squibb Company (“BMS”) to evaluate our novel bispecific antibody, givastomig, targeting Claudin18.2 x 4-1BB in clinical trials, in combination with BMS’s anti-PD-1 monoclonal antibody product known as OPDIVO® (nivolumab). Any of these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our ADSs, or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.

Further, collaborations involving our drug candidates are subject to specific risks, which include the following:

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

As a result, for any ongoing collaborations or any collaboration or license agreements and strategic partnerships we may enter into in the future, we may not be able to realize the benefit of such transactions if we are unable to address the risks mentioned above and successfully integrate these agreements or partnerships with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. For example, in September 2020, we granted AbbVie Ireland Unlimited Company (“AbbVie”), a global license, excluding mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47). On August 15, 2022, we and AbbVie Global Enterprises Ltd. (as an assignee of AbbVie) entered into an amendment to the original licensing and collaboration agreement. This amended agreement is referred to as the AbbVie Collaboration Agreement. AbbVie discontinued certain clinical trials of lemzoparlimab, and such discontinuations were not related to any specific or unexpected safety concerns. This change led to a lowered probability of achieving a key milestone that was included in the consideration of revenue recognition in prior years. Accordingly, we recorded a reduction in the revenue of approximately $5.8 million in the second half of 2022. On September 21, 2023, we received a notice from AbbVie, terminating the AbbVie Collaboration Agreement in its entirety. As a result, we recognized an impairment of goodwill of $23.0 million in 2023. Following the effectiveness of the termination and the divestiture of our Greater China assets and business operations, we currently own the ex-Greater China rights to develop and commercialize certain CD47 compounds and products, including lemzoparlimab. For a more detailed discussion, please see “Item 5. Operating and Financial Review and Prospects.”

In addition, we may even face disputes, litigations or other proceedings in relation to our collaboration relationship with other parties. For example, disputes have arisen between Tracon Pharmaceuticals, Inc. (“Tracon”) and us in relation to the collaboration agreements to co-develop our proprietary CD73 antibody, TJD5 and to co-develop up to five bispecific antibodies. These disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with us. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by I-Mab. The financial impacts of the transaction were allocated to discontinued operations for the periods presented. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. We cannot assure our investors that similar disputes will not occur again and that no lawsuits will be initiated by other companies in the future. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. We cannot predict the possible outcome of the legal proceedings of such nature in the future and there can also be no assurance that we will prevail in those legal proceedings.

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

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. Following the divestiture of our Greater China assets and business operations and as of the date of this annual report, our owned patent portfolio consists of 63 issued patents and 60 patent applications primarily in connection with the drug candidates in our Global portfolio, including two Patent Cooperation Treaty patent applications, five U.S. patent applications and 53 patent applications in other jurisdictions. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

We cannot guarantee that our drug candidates or the sale or use of our future products do not and will not in the future infringe, misappropriate or otherwise violate third-party patents or other intellectual property rights. Third parties might allege that we are infringing their patent rights or that we have misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research, or with respect to the use or manufacture of the compounds we have developed or are developing. Litigation relating to patents and other intellectual property rights in the biotechnology and pharmaceutical industries is common, including patent infringement lawsuits. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Some claimants may have substantially greater resources than we have and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Third parties might resort to litigation against us or other parties we have agreed to indemnify, which litigation could be based on either existing intellectual property or intellectual property that arises in the future.

It is also possible that we failed to identify, or may in the future fail to identify, patents or patent applications held by third parties that cover our drug candidates. Therefore, we cannot be certain our drug candidates, or their potential uses, will not infringe patents that are currently issued or that are issued in the future. In the event that a third party has also filed a patent application covering one of our drug candidates or a similar invention, our patent application may be regarded as a competing application and may not be approved in the end. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or their use.

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

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Under the Leahy-Smith America Invents Act enacted in 2011, the United States moved to a first-to-file system in early 2013, from the previous system under which the first to make a claimed invention was entitled to the patent. Publications of discoveries in the scientific and academic literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

Furthermore, the patent positions of pharmaceutical and biotechnology companies are generally uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, in Amgen Inc. v. Sanofi, 598 U.S. 594, 143 S. Ct. 1243 (2023), the U.S. Supreme Court held that Amgen’s patent claims to a class of antibodies functionally defined by their ability to bind a particular antigen were invalid for lack of enablement where the patent specification provided twenty-six exemplary antibodies, but the claimed class of antibodies covered a “vast number” of additional antibodies not disclosed in the specification. The U.S. Supreme Court stated that if patent claims are directed to an entire class of compositions of matter, then the patent specification must enable a person skilled in the art to make and use the entire class of compositions. In view of the Amgen Inc. v. Sanofi decision, claims directed to monoclonal antibodies or binding fragments thereof solely defined by functional properties are now less likely to withstand enablement challenges. This decision and other recent rulings have created uncertainty with respect to the validity and enforceability of patents, once obtained. As such, we cannot guarantee that we will be able to obtain patents covering our drug candidates. Depending on future actions by the U.S. Congress, the federal courts and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways. In addition, the complexity and uncertainty of the laws of foreign jurisdictions (e.g., European patent laws) have also increased in recent years. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future.

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

In addition to our issued patents and pending patent applications, we rely on trade secret and confidential information, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. For example, due to Tracon’s wrong-doing during the confidential arbitration process, we pursued a trade secret misappropriation lawsuit case against a competitor and sought remedies, including monetary damages which we were ultimately unsuccessful. Regardless of the outcome, litigations or arbitrations can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

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

In addition, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize drug products covered by these license agreements. If such licenses are terminated, we may be required seek alternative in-license arrangements, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, we may need to modify or cease the development, manufacture, and commercialization of one or more of our drug candidates and competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

If we fail to comply with our obligations under our current or future license agreements, our counterparties may have the right to terminate these agreements and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses, we might not be able to develop, manufacture or market any drug or drug candidate that is covered by the licenses provided for under these agreements and other third parties may be able to market drug candidates similar or identical to ours. In such case, we may have to negotiate new or reinstated agreements with less favorable terms, and may be required to provide a grant back license to the licensors under our own intellectual property with respect to the terminated products. We may also face claims for monetary damages or other penalties under these agreements. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•
others may be able to make compounds that are similar to our drug candidates but which are not covered by the claims of the patents that we own or have exclusively licensed;
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

If we do not obtain additional protection under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”) and similar legislation in other countries extending the terms of our patents, if issued, relating to our drug candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA regulatory approval for our drug candidates, one or more of our U.S. patents, if issued, may be eligible for limited patent term restoration under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one patent can be extended for a particular drug.

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

With the divestiture of our Greater China assets and business operations, our business has been focused on the development and commercialization of drug candidates with ex-Greater China rights. Following the completion of the divestiture, we ceased to own the Greater China portfolio and the number of drug candidates in our pipeline was significantly reduced. Moreover, we have recently experienced significant changes in our management. See “—Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.”

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

We are highly dependent on the expertise of the members of our research and development team, as well as the principal members of our management. We have entered into employment agreements with certain of our executive officers, but each of them may terminate their employment with us at any time with prior written notice. In addition, we currently do not have “key-man” insurance for any of our executive officers or other key personnel.

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We have recently experienced significant changes in our management and board of directors, including the departure of Raj Kannan as Chief Executive Officer and Dr. Pamela Klein as interim chairperson of the board of directors and the appointments of Xi-Yong (Sean) Fu as our interim Chief Executive Officer in July 2024 and later permanent Chief Executive Officer in November 2024, Dr. Phillip Dennis as our Chief Medical Officer in June 2024 and Joseph Skelton as our Chief Financial Officer in February 2024. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Further, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management may need to devote additional time to compliance initiatives stemming from our status as a public company, potentially necessitating the recruitment of more management personnel. These changes in our management may be disruptive to our business and, during the transition period, there may be uncertainty among investors, employees and others concerning our future direction and performance. Any such disruption or uncertainty could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our development.

To manage our future development, we may continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a material adverse effect on our business.

The data and information that we gather in our research and development process could be inaccurate or incomplete, which could harm our business, reputation, financial condition and results of operations.

We collect, aggregate, process, and analyze data and information from our preclinical studies, manufacturing technology development programs and clinical programs. We also engage in substantial information gathering following the identification of a promising drug candidate. Because data in the healthcare industry is fragmented in origin, inconsistent in format, and often incomplete, the overall quality of data collected or accessed in the healthcare industry is often subject to challenge, the degree or amount of data which is knowingly or unknowingly absent or omitted can be material, and we often discover data issues and errors when monitoring and auditing the quality of our data. If we make mistakes in the capture, input, or analysis of these data, our ability to advance the development of our drug candidates may be materially harmed and our business, prospects and reputation may suffer.

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

In addition, we rely on CROs, our partners and other third parties to monitor and manage data for some of our ongoing preclinical and clinical programs and control only certain aspects of their activities. If any of our CROs, our partners or other third parties do not perform to our standards in terms of data accuracy or completeness, data from those preclinical and clinical trials may be compromised as a result, and our reliance on these parties does not relieve us of our regulatory responsibilities. For a detailed discussion, see “—Risks Related to Our Reliance on Third Parties—As we rely on third parties to conduct our preclinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.”

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

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including:

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

We maintain insurance policies that are required under certain laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. We also maintain liability insurance covering our clinical trials. In line with industry practice, we have elected not to maintain certain types of insurances, such as business interruption insurance or key-man insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts in Eastern Europe and the Middle East. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

•
comply with the laws of the FDA and other comparable regulatory authorities;
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

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute the value of our investors’ investments in our ADSs, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

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

We are subject to the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with applicable anti-bribery laws, there is no assurance that such policies or procedures will prevent our agents, employees and intermediaries from engaging in bribery activities. Failure to comply with anti-bribery laws could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the government, denial of government reimbursement for our products and/or exclusion from participation in government healthcare programs. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our drug candidates outside of the U.S. must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our drug candidates or changes in applicable export or import laws and regulations may create delays in the introduction, provision or sale of our drug candidates in international markets, prevent customers from using our drug candidates or, in some cases, prevent the export or import of our drug candidates to certain countries, governments or persons altogether. Any limitation on our ability to export, provide or sell our drug candidates could adversely affect our business, financial condition and results of operations.

Our activities subject us to various laws relating to U.S. and foreign investment, including the Outbound Investment Security Program, and our failure to comply with these laws could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.

The Outbound Investment Security Program (“OISP”), issued to implement the “Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern”, took effect on January 2, 2025. The OISP prohibits or requires notification of certain transactions involving U.S. persons and persons with a qualifying nexus to China (including Hong Kong and Macau) and specified covered activities in the semiconductors and microelectronics, quantum information technology, and artificial intelligence sectors (“covered transactions”). The OISP is a highly complex program with the potential for broad application, even with respect to entities and transactions outside of China.

The OISP may impact certain of the Company’s activities, including with respect to the issuance of securities, strategic mergers and acquisitions, investments, and possibly other business activities. Further, the OISP is likely to result in increased compliance burden and costs, which could adversely affect the Company. Violations of the OISP may subject the Company or affiliated U.S, persons to civil or criminal penalties, government investigations, business disruption, and reputational harm.

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

If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, process proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets and other sensitive data, e.g., business plans, transactions, financial information, etc. (collectively, sensitive information). Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence (“AI”), and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

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

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

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

In the United States, we are subject to laws and regulations that address privacy, personal information protection and data security at both the federal and state levels. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation. For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), and their respective implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, the HIPAA, through its implementing regulations, makes certain of privacy and security standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains or transmits protected health information for or on behalf of a covered entity for a function or activity regulated by the HIPAA as well as their covered subcontractors.

In the past few years, numerous U.S. states-including California, Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”) (collectively, “CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. We may be subject to new laws governing the privacy of consumer health data. For example, Washington’s My Health My Data Act broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

In Europe, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) imposes a broad range of strict requirements on companies, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States) and providing details to those individuals regarding the processing of their personal information, keeping personal information secure. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. We face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the General Data Protection Regulation (EU) 2016/679. Because the General Data Protection Regulation (EU) 2016/679 specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from this regulation and impose different obligations from country to country, leading to additional complexity and uncertainty.

Our employees and personnel may use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

We may use AI/ Machine Learning (“ML”) to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical partners and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable laws, including the GPDR. In addition, a data breach affecting personal information, including health information, could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

A severe or prolonged downturn in the United States or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the United States and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks have raised interest rates. The Russia-Ukraine conflict, the conflict in the Middle East and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between the United States and other countries which may potentially have economic effects. Economic conditions in the United States are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in the United States. Any severe or prolonged slowdown in the global or the United States economy may materially and adversely affect our business, results of operations and financial condition.

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

We have identified material weaknesses in our internal control related to ineffective information technology general controls which could, if not remediated, result in material misstatements in our financial statements.

In connection with the preparation of our financial statements as of December 31, 2024, we concluded there are material weaknesses in our internal control related to ineffective information technology general controls (“ITGCs”). Notwithstanding, we have also concluded that the material weaknesses did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results. To remediate our material weaknesses, we have been implementing and will continue to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate these material weaknesses. While we are designing and implementing measures to remediate these material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the deficiencies in internal control or that additional material weaknesses or any significant deficiencies in our internal control over financial reporting will not be identified in the future. If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements. For more information see “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.”

We may be subject to material litigation and regulatory proceedings.

We may be subject to litigation relating to securities law class actions, third-party and principal intellectual property infringement claims, claims relating to data and privacy protection, contractual agreements, employment related cases and other matters in the ordinary course of our business. For details of the material legal proceedings that we are subject to, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Laws, rules and regulations may vary in their scope and laws and regulations outside the United States may impose requirements that are more stringent than, or which conflict with, those in the United States. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In connection with our prior investment in TJBio Hangzhou, we through I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”) were obligated to repurchase the equity held by any then-existing shareholder in TJBio Hangzhou by cash upon the occurrence of certain triggering events. In connection with the divestiture of our Greater China assets and business operations, we have transferred the equity interests we held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. However, certain non-participating shareholders of TJBio Hangzhou initiated legal proceedings against I-Mab Hong Kong and our company in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders sought monetary relief amounting to $17.4 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceedings were concluded and I-Mab settled with the non-participating shareholders in the second half of 2024. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

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

We face risks associated with the divestiture of our Greater China assets and business operations to TJBio Hangzhou.

On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including the rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. The divestiture transaction was closed in April 2024. After the completion of the divestiture, we do not own any rights to the Greater China portfolio, including the Greater China rights for eftansomatropin alfa, felzartamab, uliledlimab, and givastomig. We no longer bear future development costs of the Greater China assets and business operations. As a result of the divestiture, we have ceased to consolidate the divested entity, assets and businesses as well as their corresponding financial results from the second quarter of 2024. In light of that, our financial condition and results of operations have been materially affected and our historical results will not be indicative of future financial condition or results of operations.

There is no assurance that we may achieve anticipated strategic benefits through the divestiture. We may experience negative reactions as a result of the divestiture. There is no assurance that we will be able to collect part or all of the contingent consideration upon the occurrence of triggering events or potential royalties. Moreover, we cannot assure our investors that the divestiture will not be challenged by governmental authorities or private parties. We may be subject to litigation or other proceedings in connection with, or as a result of the divestiture, which may divert resources and management attention and harm our reputation, and may subject us to significant consequences, including fines, indemnification of the buyers and reversal of the divestiture.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the United States, the Cayman Islands and China, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Following the divestiture of our Greater China assets and business operations, we use a limited number of third-party data centers in China to host our servers. As a result, we are subject to China’s data privacy and cybersecurity laws, regulations and guidelines. In China, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. The Data Security Law, which became effective in September 2021, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, the Civil Code of the PRC, which became effective on January 1, 2021, expressly provides the right of privacy and personal information protection. The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the businesses conducted, the data we obtain and use may include information that is deemed as “personal information” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations.

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, Regulations on the Administration of Human Genetic Resources, effective in July 2019, the latest amended edition of which came into effect on May 1, 2024, require approval from the Science and Technology Administration Department of the State Council where human genetic resources are involved in any international collaborative project and additional approval for any export or cross-border transfer of the samples of human genetic resources or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of samples of human genetic resources and associated data, administrative fines and criminal liabilities.

Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to cybersecurity review if it affects or may affect national security. In addition, internet platform operators processing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. On August 30, 2024, the PRC State Council published the Regulation on Internet Data Security Management which came into effect in January 2025, which provides that data processors conducting the activities that affect or may affect national security shall apply for cybersecurity review. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affect or may affect national security.” As of the date of this annual report, (i) no detailed rules or implementation relating to the Cybersecurity Review Measures has been issued by any PRC regulatory authorities, (ii) we have not been informed of being identified as a critical information infrastructure operator or an internet platform operator, nor have we been required to go through the cybersecurity review procedures, by any PRC governmental authorities, and (iii) we have not been involved in any investigations on cybersecurity review on such basis, nor have we received any inquiry, notice, warning, or sanctions in such respect, by any PRC governmental authorities. Taking into consideration the above and that (i) the preclinical and clinical data processed or handled by us in our business operations, either by its nature or in scale, do not and will not directly or indirectly affect or potentially affect national security in any respect, and (ii) we have not possessed, and do not anticipate to possess, in the foreseeable future, personal information of more than one million users or persons, based on our understanding of the Cybersecurity Review Measures, we do not expect that we will be subject to cybersecurity review by the CAC in connection with our offering of securities to foreign investors and listing on the Nasdaq. Nevertheless, the exact scope of critical information infrastructure operator and “internet platform operator” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion to decide the identification of critical information infrastructure operator as well as in the interpretation and enforcement of the Cybersecurity Review Measures and other laws, regulations and implementation rules. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator or an internet platform operator thereunder.

Since 2022, the CAC also promulgated a series of rules and regulations on outbound data transfer, outlining the regulatory framework and providing detailed guidance. A data processor is subject to different regulatory requirements, depending on the nature, sensitivity and volume of the data to be transferred. See “Item 4.—Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Outbound Data Transfer.”

The PRC laws and regulations concerning data privacy and cybersecurity are continually evolving and not always clear, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We cannot assure our investors that we will comply with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all respects and any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries, penalties and other proceedings or actions against us by governmental authorities, such as warnings, fines, making certain required rectification, service suspension and/or other sanctions, as well as negative publicity and damage to our reputation. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the future regulatory changes, including impact of any draft measures, at this stage, and we will closely monitor and assess any development in the rule-making process. If additional requirements are imposed to companies like us, such as the clearance of cybersecurity review, we face uncertainties as to whether we can fulfill those requirements in a timely manner, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, which could materially and adversely affect our business and results of operations.

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

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us or our directors may be limited. Therefore, our investors may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the U.S. Department of Justice and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. A majority of our directors reside outside of the United States. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we or our directors commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors or other gatekeepers. Therefore, our investors may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data, which provide a broad definition of scientific data and rules for the management of scientific data. According to these measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit scientific data for management by the entity to which such researcher is affiliated before the data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain approvals for sending scientific data (such as the results of clinical trials conducted within China) abroad, or to our foreign partners in China.

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

Changes in international trade policies and rising political tensions, particularly between the United States and China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China, especially considering recent statements and actions of the Trump administration and China's reaction to such statements and actions. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

While we have not started the commercialization of our drug candidates, any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government continues to take retaliatory trade actions due to the recent U.S.-China trade and political tension or imposes additional tariffs on goods imported from other countries, such as the EU, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

If relations between China and the United States deteriorate, our business, operating results and financial condition could be adversely affected.

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political, environmental and social issues, and future relations between these two countries may deteriorate. Various Chinese entities, including certain biotechnology companies and contract manufacturing organizations in China, have been or may become, the subject of trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit the ability to work with such entities. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, operating results and financial condition. Any deterioration in political or trade relations could harm our business. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in the United States and China. For example, President Biden previously issued an Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern that seeks to prohibit or restrict specific types of commercial transactions involving “bulk sensitive personal data,” including (1) personal identifiers; (2) personal financial data; (3) personal health data (as defined under HIPAA); (4) precise geolocation data; (5) biometric identifiers; and (6) human genomic data, between U.S. persons and “countries of concern,” including China. If there is no lawful manner for us to transfer such data to China, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as the United States) at significant expense and increased exposure to regulatory actions.

Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline. In addition, any adoption of more stringent rules or regulations in China related to monetary, economic, political, environmental or social issues, particularly as those matters relate to relations with the United States, could harm our business, financial condition or prospects.

General Risks Related to Our ADSs

We may not be able to maintain compliance with the continued listing requirements of Nasdaq.

Our ADSs are listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price must not fall below $1.00 per ADS for 30 consecutive business days. On March 19, 2025, we received a notice from Nasdaq that we are not in compliance with Nasdaq’s Listing Rule 5450(a)(1), because the minimum bid price of our ADSs has been below $1.00 per share for 30 consecutive business days (the “Notice”). The Notice has no immediate effect on the listing or trading of our ADSs on The Nasdaq Global Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until September 15, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our ADSs must be at least $1.00 per ADS for a minimum of 10 consecutive business days during this 180 calendar day grace period, unless Nasdaq exercises its discretion to extend this 10-day period. In the event we do not regain compliance with the minimum bid price requirement by September 15, 2025, we may be eligible for an additional 180 calendar day compliance period if we elect to transfer to The Nasdaq Capital Market. To qualify, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. However, if it appears to Nasdaq’s staff that we will not be able to cure the deficiency or if we are otherwise not eligible, Nasdaq would notify us that our securities would be subject to delisting. We may appeal any such determination to delist our securities, but there can be no assurance that any such appeal would be successful.

We intend to monitor the closing bid price of our ADSs and assess potential actions to regain compliance with Nasdaq’s Listing Rule 5450(a)(1). However, there can be no assurance that we will be able to regain compliance with the minimum bid price requirement or that we will otherwise maintain compliance with other Nasdaq listing requirements. If we fail to regain and maintain compliance with the minimum bid price requirement or to meet the other applicable continued listing requirements in the future and Nasdaq decides to delist our ADSs, the delisting could adversely affect the market price and liquidity of our ADSs, reduce our ability to raise additional capital and result in operational challenges and damage to investor relations and market reputation.

The trading price of our ADSs may be volatile, which could result in substantial losses to our investors.

For the period from January 1, 2024 to April 2, 2025, the trading price of our ADSs ranged from $0.76 to $2.54 per ADS. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with operations in the same industry that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies listed in the United States and consequently may impact the trading performance of our ADSs.

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
•
variations in the level of expenses related to our drug candidates or preclinical, clinical development and commercialization programs;
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
any share repurchase programs;
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

Because we do not expect to pay dividends in the foreseeable future, our investors must rely on price appreciation of our ADSs for return on their investments.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and development of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, our investors should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on our investors’ investments in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which our investors purchased the ADSs. Our investors may not realize a return on their investment in our ADSs and they may even lose their entire investment in our ADSs.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and our investors may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As holders of our ADSs, our investors will not have any direct rights to attend general meetings of our shareholders or to cast any votes at such meetings. As ADS holders, our investors will only be able to exercise the voting rights carried by the underlying ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, our investors may vote only by giving voting instructions to the depositary. Upon receipt of our investors voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying their ADSs in accordance with their instructions. If we ask for our investors’ instructions, then upon receipt of their voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for our investors’ instructions, the depositary may still vote in accordance with the instructions they give, but it is not required to do so. Our investors will not be able to directly exercise their rights to vote with respect to the underlying ordinary shares unless they withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, our investors may not receive sufficient advance notice of the meeting to withdraw the shares underlying their ADSs and become the registered holder of such shares to allow them to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent our investors from withdrawing the ordinary shares underlying their ADSs and becoming the registered holders of such shares prior to the record date, so that our investors would not be able to attend the general meeting or to vote directly. If we ask for our investors’ instructions, the depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure our investors that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out our investors’ voting instructions. This means that our investors may not be able to exercise their rights to direct how the shares underlying their ADSs are voted, and they may have no legal remedy if the shares underlying their ADSs are not voted as they requested. In addition, in our investors capacity as an ADS holders, they will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying our investors’ ADSs if they do not vote at shareholders’ meetings, which could adversely affect our investors’ interests.

Under the deposit agreement for the ADSs, if our investors do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying their ADSs at shareholders’ meetings unless:

•
we have instructed the depositary that we do not wish a discretionary proxy to be given;
•
we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•
a matter to be voted on at the meeting would have an adverse impact on shareholders; or
•
the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that our investors cannot prevent our ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Our investors’ rights to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our investors in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to our investors unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, our investors may be unable to participate in our rights offerings and may experience dilution in their holdings.

Our investors may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to our investors the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses pursuant to the deposit agreement. Our investors will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to our investors.

Our investors may be subject to limitations on transfer of their ADSs.

Our investors’ ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to the federal or state courts in the City of New York have jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Also, we may amend or terminate the deposit agreement without our investors’ consent. If our investors continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

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

If our investors or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, our investors or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

Our investors may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our investors to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the Foreign Court) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our quarterly results as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, our investors may not be afforded the same protections or information that would be made available to them if they were investing in a U.S. domestic issuer. However, if we determine that we no longer meet the definition of a foreign private issuer in the future, we would become subject to the reporting requirements for a domestic issuer.

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

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, our board of directors consists of a majority of independent directors. We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(d) and 5605(e), as we have one member on each of our compensation committee and nominating and corporate governance committee that is not independent. Additionally, our home country practices provide that shareholder approval may not be required when a plan or other equity compensation arrangement is established or materially amended and that we are not required to hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. As we have chosen, or may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the ones mentioned above, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. See also “Item 16G. Corporate Governance.”

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”), for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments) and income (in particular, the generation of interest income and lack of active income), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Because the determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations, we cannot provide any assurances as to our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

If we (or any of our non-U.S. subsidiaries) are a controlled foreign corporation, certain of our U.S. investors may suffer adverse tax consequences.

If a “United States person” for U.S. federal income tax purposes is treated as owning (directly, indirectly, or constructively) at least 10% of the total value or total combined voting power of our stock, such person may be treated as a “United States shareholder,” or a U.S. Shareholder, with respect to each “controlled foreign corporation,” or CFC, in our group (if any). A non-U.S. corporation will be a CFC if U.S. Shareholders own (directly, indirectly, or constructively) more than 50% of the total value or total combined voting power of the stock of the non-U.S. corporation. Because our group includes one or more U.S. corporate subsidiaries, certain of our current or future non-U.S. corporate subsidiaries may be treated as CFCs (regardless of whether we are treated as a CFC). A U.S. Shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and investments of earnings in U.S. property (regardless of whether the CFC makes any distributions to its shareholders). Additionally, an individual U.S. Shareholder with respect to a CFC generally will not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate U.S. Shareholder. Failure to comply with CFC reporting obligations may subject a U.S. Shareholder to significant monetary penalties and prevent the statute of limitations from running with respect to the U.S. Shareholder’s U.S. federal income tax return for the taxable year in which reporting was due. There can be no assurance that we will assist our U.S. investors in determining whether we (or any of our current or future non-U.S. subsidiaries) are treated as a CFC or whether such U.S. investors are treated as U.S. Shareholders with respect to any such CFC, or that we will furnish to any such U.S. Shareholders information that may be necessary to comply with their CFC reporting and tax paying obligations. U.S. investors should consult their own tax advisors regarding the CFC rules’ impact in their particular circumstances.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of net deferred tax assets, the taxation of income, including foreign earnings, and the deductibility of expenses could have a material impact on our financial position, including the value of our deferred tax assets, result in significant one-time charges, increase our future tax expenses, reduce net returns to our shareholders, and increase the complexity, burden, and cost of tax compliance.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We commenced our operations in November 2014, when our predecessor Third Venture Biopharma (Nanjing) Co., Ltd was established.

I-Mab was established in June 2016 under the laws of the Cayman Islands as our offshore holding company. In July 2016, I-Mab established I-Mab Biopharma Hong Kong Limited, (“I-Mab Hong Kong”), as its intermediary holding company. In August 2016, I-Mab Hong Kong established a wholly-owned PRC subsidiary, I-Mab Biopharma Co., Ltd. (later renamed to TJ Biopharma (Shanghai) Co. Ltd. and referred to herein as “TJBio Shanghai”). In September 2016, the assets and operations of Third Venture Biopharma (Nanjing) Co., Ltd were consolidated into TJBio Shanghai.

In July 2017, I-Mab Hong Kong acquired a controlling interest in I-Mab Bio-tech (Tianjin) Co., Ltd., (“I-Mab Tianjin”), formerly known as Tasgen Bio-tech (Tianjin) Co., Ltd., a company focused on the chemistry, manufacturing and controls of biologics in China. Through an internal corporate restructuring, I-Mab Tianjin became the 100% owner of TJBio Shanghai in September 2017 and I-Mab Hong Kong acquired the remaining interest in I-Mab Tianjin in May 2018, becoming the 100% owner of I-Mab Tianjin.

In February 2018, I-Mab Biopharma US Limited (“I-Mab US”) was established in Maryland, United States as a wholly-owned subsidiary of I-Mab Hong Kong and as the hub for the discovery and development of the drug candidates in our Global portfolio.

On January 17, 2020, our ADSs commenced trading on the Nasdaq Global Market under the symbol “IMAB.”

In 2020, we invested in a comprehensive biologics manufacturing facility in Hangzhou, China as part of our strategic plan to become a specialty biopharma company. The construction of this facility commenced in April 2021. This facility established a pilot capacity of two production lines. The project was financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of $120 million (in RMB equivalent) in cash. Upon the closing of this financing, we, through our wholly-owned subsidiary and parties acting in concert, were a majority shareholder of I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”), the entity holding the facility in Hangzhou. On July 16, 2022, TJBio Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise approximately $46 million (in RMB equivalent). Upon the closing of the financing, we, through our wholly-owned subsidiary, remained the largest shareholder of TJBio Hangzhou. Upon the occurrence of certain triggering events as specified in the shareholders agreement with TJBio Hangzhou, we became obligated to repurchase the equity held by other domestic investors in cash or in our securities if TJBio Hangzhou failed to accomplish certain public offering conditions. On February 6, 2024, in connection with the divestiture of our Greater China assets and business operations, we transferred the equity interests we held, through our wholly-owned subsidiary, in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for the extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. We subsequently settled the remaining repurchase obligations of approximately $32 million through repurchase agreements with certain non-participating shareholders of TJBio Hangzhou by September 2024. Concurrently with the divestiture, we also participated in the Series C fundraising of TJBio Hangzhou with an additional investment of $19 million in the first quarter of 2024. See Note 7 – Investments and put right liabilities to our consolidated financial statements included elsewhere in this annual report for additional information of our investment in TJBio Hangzhou.

In October 2023, we divested the 51% equity interest in Zhejiang Tianli Pharmaceutical Sales Co., Ltd. previously held by I-Mab Biopharma Co., Ltd.

On February 6, 2024, we entered into definitive agreements with TJBio Hangzhou and a group of China-based investors to divest our Greater China assets and business operations. Pursuant to the definitive agreements, we transferred 100% of the outstanding equity interest in TJBio Shanghai, that operates our business in China, on a cash-free and debt-free basis, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJBio Hangzhou’s achievement of certain future regulatory and sales-based milestone events as well as royalties. We also retain a right of first negotiation outside of Greater China related to three future investigational new drug candidates.

Our principal executive offices are located at 2440 Research Boulevard, Suite 400, Rockville, MD 20850, the United States. Our telephone number at this address is (240) 745-6330.

Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

All information filed with the SEC can be obtained over the internet at SEC’s website at https://www.sec.gov. Our investors can also find information on our website ir.i-mabbiopharma.com. The information contained on our website is not a part of this annual report.

B.
Business Overview

Executive Summary

We are a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. Our innovative immuno-oncology pipeline consists of three clinical stage programs, givastomig; uliledlimab; and ragistomig. We currently are pursuing one program internally, givastomig, a potential best-in-class CLDN18.2 bispecific antibody for the treatment of gastric cancer. Givastomig is currently being studied in an ongoing Phase 1b study in combination with nivolumab and chemotherapy in first-line gastric cancer. We expect to provide an update on the dose escalation portion of the Phase 1b study in the second half of 2025 and an update on the dose expansion portion of the Phase 1b study in the first half of 2026. In connection with our Realignment Plan we have paused internal development of uliledlimab while we await further data from TJ Biopharma’s ongoing, randomized Phase 2 study combining uliledlimab with a checkpoint inhibitor in China. The results of these studies will help inform any potential future development path of uliledlimab. Our third program, ragistomig, is managed by our collaboration partner, ABL Bio, Inc., (“ABL Bio”), who is currently conducting an ongoing Phase 1 study in multiple solid tumors. The stage of development of our pipeline assets, including the progress in our ongoing clinical trials, is represented in the table below:

1.
Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503)
2.
Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035; Markets include U.S., five E.U., and Japan based on Data Monitor Biomed Tracker
3.
Global Data Epidemiology Data, Guidehouse legacy research

Notes: mNSCLC = metastatic non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody; mAb = monoclonal antibody; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma cancer; 1L = first-line; PFS = progression free survival.

We made significant progress throughout the year in development of our global clinical pipeline assets: givastomig, uliledlimab, and ragistomig. Substantial achievements in 2024 included:

1)
dosed the first patient in an ongoing, triplet combination, dose escalation study combining givastomig with nivolumab and chemotherapy (mFOLFOX6) in the first quarter of 2024;
2)
presented data on ragistomig by I-Mab’s development partner, ABL Bio, at the 2024 American Society of Clinical Oncology (“ASCO 2024”) in June 2024 showing promising objective responses in patients with various solid tumors whose tumors progressed or recurred after prior standard treatments, including patients with prior exposure to PD-(L)1 inhibitors;
3)
entered into a clinical trial collaboration and supply agreement with Bristol Myers Squibb to support the further development of givastomig in combination with nivolumab and chemotherapy;

4)
presented pharmacokinetic/pharmacodynamic (PK/PD) Phase 1 data at the 2024 World Conference on Lung Cancer (“WCLC 2024”) in September 2024 showing that uliledlimab achieved full target engagement with a positive correlation between the overall response rate in patients with first-line metastatic non-small cell lung cancer (“mNSCLC”) and uliledlimab exposure; and
5)
presented givastomig topline Phase 1 monotherapy dose escalation and dose expansion data at the European Society for Medical Oncology (“ESMO 2024”) in September 2024 showing objective responses in patients with gastric cancers expressing CLDN18.2 across low and high levels.

In July 2024, our board of directors appointed Mr. Wei Fu as the chairperson of the board of directors to succeed Dr. Pamela M. Klein, who stepped down from our board of directors and the interim chairperson position. In addition, our board of directors appointed Dr. Xi-Yong (Sean) Fu as a member of the board of directors and as the Interim Chief Executive Officer to succeed Mr. Raj Kannan, effective July 15, 2024. Subsequently, Dr. Fu was appointed as the Company’s permanent Chief Executive Officer, effective November 1, 2024, and Dr. Fu continues to serve as a member of our board of directors.

In January 2025, we announced the Realignment Plan, pursuant to which we will focus our resources on advancing our lead program, givastomig. In connection with the Realignment Plan, we reduced our workforce by approximately 27%.

Our Drug Pipeline

Givastomig (“TJ-CD4B”): A Novel 4-1BB Bispecific Antibody for CLDN18.2-Positive Gastric and Other Cancers

Summary

Givastomig (also known as “ABL111”, “TJ033721” and “TJCD4B”) is a bispecific antibody targeting Claudin18.2 (“CLDN18.2”), a tumor antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells adjacent to CLDN18.2-positive tumor cells. CLDN18.2 is a tight junction molecule normally restricted to epithelial cells of the gastric mucosa but becomes widely expressed on the cell surface in select tumors, such as gastric, esophageal, and pancreatic cancers, making it a highly attractive tumor target. Givastomig is being jointly developed through a global partnership with ABL Bio, in which we act as the lead party and we share worldwide rights (50/50), excluding Greater China and South Korea, equally with ABL Bio.

Givastomig has two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. First, givastomig, can bind to tumor cells even with low levels of CLDN18.2 expression, making it potentially applicable to a broader patient population with various expression levels of CLDN18.2. Second, only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon CLDN18.2 engagement and is expected to exert strong anti-tumor activity while minimizing systemic side effects such as liver toxicity commonly seen with 4-1BB agents in previous preclinical studies and clinical trials. In March 2022, we announced that the U.S. FDA granted givastomig Orphan Drug Designation for the treatment of gastric cancer, including gastroesophageal junction carcinoma.

In October 2023, we presented the topline Phase 1 data of givastomig with promising early efficacy signals, including patients with low levels of CLDN18.2 tumor expression, at the European Society for Medical Oncology (“ESMO”) annual meeting. Phase 1 dose escalation reached the highest planned dose level. Most treatment-related adverse events were low-grade. Positive monotherapy efficacy results were observed, including in tumors with lower levels of CLDN18.2 expression, in patients with previously treated cancer that has relapsed or progressed after prior standard treatments.

In September 2024, we presented updated safety and expanded efficacy data from the Phase 1 trial of givastomig as monotherapy in CLDN18.2-positive advanced gastroesophageal carcinoma (“GEC”), at ESMO 2024. An overall response rate (“ORR”) of 16.3% (7/43) was observed in a total of 43 heavily pre-treated patients with CLDN18.2-positive (1+ intensity in ≥1% of cells) GEC, who received givastomig at doses ranging from 5 to 18 mg/kg. A favorable safety profile, with mainly grade 1 or 2 treatment-related adverse events (“TRAEs”) and no observations of dose-limiting toxicities (“DLTs”) or identification of a maximum tolerated dose (“MTD”) suggested the feasibility of further investigation of combinations with other agents.

In January 2025, based on monotherapy data with givastomig demonstrating clinical activity and a favorable toxicity and early encouraging efficacy data in the Phase 1b dose escalation study combining givastomig with front line, standard of care, nivolumab and chemotherapy, we announced a re-prioritization of resources, with a focus on advancing givastomig as our lead clinical program. We are continuing to sponsor the Phase 1b dose escalation and dose expansion trials of givastomig in combination with nivolumab and chemotherapy in patients with CLDN18.2-positive (1+ intensity in ≥1% of cells) treatment-naïve gastric, gastroesophageal junction and esophageal cancer at United States based investigational sites. We believe front-line gastric cancer is an area of high unmet medical need, and the ability to combine a novel immunostimulant such as givastomig with standard of care therapies that include checkpoint inhibitors and chemotherapy regimens has the potential to transform clinical care of these patients. In parallel, we are developing a CLDN18.2 immunohistochemistry assay for patient selection and are exploring potential global partnership opportunities for givastomig.

Therapeutic Indications

Gastric cancer is one of the leading causes of cancer-related deaths worldwide. Treatment for advanced gastric, gastroesophageal junction, or esophageal adenocarcinoma often involves a combination of chemotherapy and now, immune therapies (checkpoint inhibitors). However, the clinical benefit remains modest with the current therapies. Therefore, there is a significant unmet medical need as most patients with metastatic cancer have a low survival rate.

According to epidemiology data provided by Data Monitor Biomed Tracker, the annual incidence of gastric cancer in the United States, France, Germany, Italy, Spain, the United Kingdom (formerly known as the “5 E.U.”), and Japan was estimated to be approximately 250,000 patients. Of these, we estimate based on screening data that approximately 78% or 195,000 patients are HER2-negative. Within that population it is estimated that approximately 70% or 136,500 patients are CLDN18.2-positive. Our current clinical program focuses on HER2-negative, CLDN18.2-positive populations in gastric cancer.

Zolbetuximab-clzb (“zolbetuximab”) was recently approved by the FDA for first-line treatment of adults with locally advanced unresectable or metastatic HER2-negative gastric or gastro-esophageal junction adenocarcinoma whose tumors are CLDN18.2-positive in combination with chemotherapy. CLDN18.2 positivity is defined as ≥75% of tumor cells demonstrating moderate to strong membranous CLDN18 staining (2+ or 3+ intensity). While zolbetuximab provides an important option for patients with advanced gastric cancer, it is important to highlight the significant percentage of patients who are not eligible for zolbetuximab based on CLDN18.2 expression levels. There are no approved treatments for CLDN18.2 expression levels below 75%. This represents a large opportunity for CLDN18.2-directed therapeutic approaches that broaden the patient population across a wider range of CLDN18.2 expression levels.

1.
Markets include U.S., 5 E.U., and Japan in 2025 based on Data Monitor Biomed Tracker.
2.
HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER2 screening data from ToGA: targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84.
3.
CLDN18.2-positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035.
4.
VYLOY (zolbetuximab-clzb) FDA label.

Notes: CPS = combined positive score; BIC = best-in-class; FIC = first-in-class; 1L = first-line.

CLDN18.2 protein is not only highly expressed in gastric cancers but also detected at various levels in other tumor types. Therefore, givastomig in combination with other anti-cancer therapies may warrant further investigation based on the biological rationale and CLDN18.2 prevalence. In addition, givastomig may have potential benefits for early-stage cancers in the neoadjuvant setting. In essence, any stage and any tumor type that may have CLDN18.2 over expression and are treated with standard of care that involves a checkpoint inhibitor +/- chemotherapy.

Potential Differentiation of Givastomig

Givastomig is a novel bispecific antibody, with one arm targeting CLDN18.2 and the other targeting 4-1BB through conditional local activation. The key differentiation of givastomig is two-fold. First, it binds to tumors with a wide range of CLDN18.2 expression levels, as demonstrated in preclinical animal models. Second, the 4-1BB arm of givastomig is designed to function upon local tumor engagement as a mechanism of conditional immune activation. This feature makes givastomig a unique T cell activator only localized at the tumor site, reducing the risk of systemic toxicities, e.g., liver toxicity and systemic cytokine release, which are typically associated with 4-1BB. In support of the conditional activation, givastomig exhibits less gastrointestinal toxicity than is commonly observed for other CLDN18.2 targeted therapeutics.

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

Figure:

Schematic diagram of the overall structure of givastomig and its components. The 4-1BB agonistic antibody is a single-chain Fv connected to the C-terminus of a disabled Fc in a full anti-CLDN18.2 antibody via a flexible linker. The design allows the molecule to fit in the immune synapse (left) and trans-activate T cells only upon tumor cell binding.

As shown in the figure below, givastomig consistently exhibited stronger binding than the reference antibody zolbetuximab in cells with high, moderate, and even low levels of CLDN18.2.

Figure:	More potent binding by givastomig than zolbetuximab to cells expressing various levels of CLDN18.2.

The ability of givastomig to ligate 4-1BB and activate downstream signaling was tested in CLDN18.2-positive or negative target cells co-cultured with T cells as effectors. The results in the figure show that givastomig elicited the strongest 4-1BB-mediated NF-kB reporter activity, but only in the presence of CLDN18.2-positive cells and not CLDN18.2-negative cells. In contrast, urelumab (a first generation 4-1BB antibody) induced NF-kB reporter activity regardless of target cell CLDN18.2 expression. In another experiment where human peripheral blood mononuclear cells (“PBMCs”) were co-cultured with gastric cancer cells derived from patient biopsies, givastomig was found to increase IL-2 production in a dose-dependent and CLDN18.2 expression-dependent manner.

Figure:

Dose-dependent CLDN18.2-restricted T cell activity by givastomig but not urelumab in T cell and target cell co-culture system. Left, co-culture scheme; Middle, NF-kB reporter activity; Right, IL-2 production.

In transgenic mice expressing human 4-1BB that were engrafted with tumor cells expressing human CLDN18.2, givastomig treatment twice a week for three weeks suppressed tumor cell growth in six out of seven mice, delivering better efficacy than equimolar doses of single agent drugs targeting CLDN18.2 or 4-1BB alone or in combination. When these tumor-free mice were re-challenged with a second tumor implant a month after drug cessation, they remained protected from tumor implantation, indicating that givastomig produced a durable anti-tumor response. Immune cell analysis revealed a significant increase in CD45-positive and CD8-positive T cells that infiltrated the tumor tissue after givastomig treatment, but there were no changes in the periphery, suggesting that givastomig could turn a cold tumor into a hot tumor, and the effect was localized. The anti-tumor efficacy of givastomig was dose-dependent, with a minimal efficacious dose of 0.4 mg/kg.

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

Preclinical Pharmacodynamics and Safety

The pharmacodynamic data and safety of givastomig in animal models and cell cultures were jointly announced by us and ABL Bio at the 2021 SITC annual meeting. Analysis of the data found: (1) potent anti-tumor activity was observed with the proliferation of immune cells in the tumor microenvironment, as well as an increase in memory T cells in the peripheral blood, suggesting long-term immunity against the tumor; (2) givastomig was well tolerated in non-human primates and did not induce a systemic immune response or liver toxicity up to levels of 100mg/kg; and (3) activation of immune pathways by givastomig was demonstrated by a pro-inflammatory profile and increased gamma interferon-regulated gene expression in primary human CD8-positive T cells co-cultured with CLDN18.2 expressing cells. In the four-week good laboratory practice monkey toxicity study, givastomig was well tolerated with no major findings. There was no liver toxicity noted, nor was there evidence of systemic immune activation. There were mild stomach changes that were considered on-target but non-adverse and were reversible. The no observed adverse effect level (“NOAEL”) was determined to be 100 mg/kg.

Summary of Clinical Results

Phase 1 clinical trial of givastomig monotherapy in patients with advanced or metastatic solid tumors

The Phase 1 study consists of a dose escalation phase irrespective of CLDN18.2 expression status followed by dose expansion cohorts in CLDN18.2-positive patients. The dose escalation part of the Phase 1 trial of givastomig monotherapy in patients with advanced solid tumors reached a dose of 15 mg/kg without a dose limiting toxicity. By the end of 2022, eight dose cohorts had been completed, with 38 subjects dosed. Givastomig was well tolerated, most of the treatment-related adverse events were grade 1 or 2 and no dose limiting toxicity was reported. There was a dose-dependent increase of drug exposure and soluble 4-1BB in serum, suggestive of a favorable pharmacokinetic/pharmacodynamic profile with durable T cell activation. Partial responses and stable disease were observed across several dose levels in patients with gastric and esophageal cancer whose cancer had progressed after multiple lines of prior therapies, including PD-1 therapy. Efficacy signals were also observed in patients with low CLDN18.2 expression, highlighting its potential to treat CLDN18.2 low-expressing tumors where other CLDN18.2 targeted agents have shown a limited treatment effect. In October 2023 at the ESMO annual meeting, we presented updated topline Phase 1 data of givastomig that confirmed promising early efficacy signals, including signals in patients with low levels of CLDN18.2 tumor expression. Phase 1 dose escalation has reached the highest planned dose level. Most treatment-related adverse events were low-grade. In this trial, positive monotherapy efficacy results were observed, including in tumors with lower levels of CLDN18.2 expression.

Updated safety and efficacy data of givastomig in patients with CLDN18.2-positive advanced GEC

As of June 1, 2024, a total of 43 patients with CLDN18.2-positive GEC were enrolled and received givastomig at 5 mg/kg (n=7), 8 mg/kg (n=5), 12 mg/kg (n=21) and 15 mg/kg (n=6) Q2W, and 18 mg/kg (n=4) Q3W. Of the 43 efficacy-evaluable patients, an ORR of 16.3% (7/43) was observed with a partial response (“PR”) in seven patients (one at 5 mg/kg, one at 8 mg/kg, four at 12 mg/kg and one at 18 mg/kg). Stable disease (“SD”) was reported in 14 patients, with a disease control rate (“DCR”) of 48.8% (21/43). CLDN18.2 expression in responders ranged from 11% to 100%. Additionally, five responders had received prior treatment with PD-(L)1 inhibitors. A favorable safety profile, with mainly grade 1 or 2 TRAE and no observations of DLT or identification of a MTD supports further investigation of combination with other agents.

Figure:	Duration of treatment of givastomig (5-18 mg/kg) in CLDN18.2-positive GEC

Clinical Development Plan

Based on the monotherapy data and early encouraging data from the ongoing first-line combination study with nivolumab and chemotherapy, we are focusing our resources on advancing givastomig as our lead asset. We are continuing to sponsor the Phase 1b dose escalation and dose expansion trials of givastomig in combination with standard of care, nivolumab and chemotherapy, in patients with CLDN18.2-positive (1+ intensity in ≥1% of cells) treatment naïve gastric, gastroesophageal junction and esophageal cancer. The dose escalation portion of the trials has been fully enrolled (n=17) with no MTD reached and no DLTs to date. We expect to present this dose escalation data in the second half of 2025. Based on the encouraging early data from the dose escalation trial, the previously planned dose expansion cohort (n=6-8) has been expanded to two dose cohorts, each evaluating 20 patients for a total of 40 patients. Patients will be enrolled irrespective of PD-L1 expression, but tumors must express CLDN18.2 at ≥1+ intensity in ≥1% of cells. On March 7, 2025, we announced the completion of enrollment in the first expansion cohort as well as the first patient dosed in the second expansion cohort. We expect to share data from the dose expansion portion of the study in the first half of 2026.

Competitive Landscape

We believe givastomig, if approved, will primarily compete against other CLDN18.2 targeted molecules which include monoclonal antibodies, bispecific antibodies and antibody drug conjugates. VYLOY (zolbetuximab, marketed by Astellas) is the only approved therapy targeting CLDN18.2 to date. There are additional molecules undergoing clinical development by AstraZeneca (AZD0901 / CMG901), Transcenta (osemitamab), AskGene Pharma (ASKB589) and Innovent (IBI-343, IBI-389).

Uliledlimab (“TJD5”): A Highly Differentiated CD73 Antibody for Solid Tumors

Summary

Uliledlimab is a CD73 neutralizing antibody that targets a critical enzymatic step in the generation of adenosine. CD73 is a homodimeric enzyme widely expressed in multiple tumors and converts extracellular adenosine monophosphate (“AMP”) to adenosine, which contributes to an immuno-suppressive tumor microenvironment. A key differentiating feature of uliledlimab, when compared to some of the other clinical-stage CD73 antibodies, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” In addition, uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which may be observed in small-molecule competitive blockers. Preclinical studies have shown that uliledlimab can completely reverse the adenosine-mediated suppression of T cells in vitro. When combined with a PD-(L)1 antibody in vivo, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth compared to PD-(L)1 monotherapy.

Figure:

Differentiation of uliledlimab from other CD73 inhibitors. A key differentiating feature of the clinical development of uliledlimab is that we are testing the hypothesis that patients whose tumors express higher levels of CD-73 (and thereby have higher levels of adenosine) are more likely to respond to uliledlimab. In the U.S., we have completed the initial assessment of a Phase 1 clinical trial where uliledlimab was evaluated as a monotherapy lead-in and followed by combining it with atezolizumab (Tecentriq®) in patients with solid tumors. Topline results from this trial showed that uliledlimab was well-tolerated across all the dose cohorts evaluated. The data demonstrated a favorable linear pharmacokinetic and steep pharmacokinetic/pharmacodynamic relationship with complete receptor occupancy as expected based upon the normal dose-response property of uliledlimab without the hook effect. Furthermore, positive clinical efficacy signals from this trial were observed in non-small cell lung cancer and ovarian cancer patients with higher levels of CD73 and PD-L1 co-expression in the tumor, indicating a potential correlation between the clinical activity of uliledlimab and tumor CD73 expression as a potential predictive biomarker that warrants further investigation.

Supported by the results of the Phase 1 trial, Phase 2 trials are further evaluating the efficacy and safety of uliledlimab in combination with checkpoint inhibitors in Stage IV NSCLC and other select tumor types. The Phase 2 cohort data of uliledlimab in combination with toripalimab (TUOYI®), a programmed cell death protein (PD-1) inhibitor, in patients with Stage IV NSCLC were presented in June 2023 at the 2023 ASCO annual meeting. Results from an ongoing Phase 2 trial of uliledlimab in combination with toripalimab showed a favorable safety profile and an objective response rate of 63% (10/16) in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1%. In the overall population regardless of CD73 and programmed cell death ligand (PD-L1) expression, the ORR was 31% (21/67).

Molecular Differentiation of Uliledlimab

Extracellular AMP can be generated from adenosine triphosphate (“ATP”), cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways, all of which converge to CD73 as a rate-limiting enzyme to generate adenosine. Thus, the CD73 antibody may block adenosine generation more completely than other upstream targets in the adenosine pathway. The key advantages of uliledlimab when compared with other CD73 antibodies or small molecule inhibitors can be summarized as follows: (1) uliledlimab exhibits a typical dose-response curve without the “hook effect” to achieve the complete inhibition of both soluble and surface-bound CD73; and (2) uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates such as AMP, which may occur with small-molecule competitive blockers that target the AMP binding site on CD73. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.

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

In preclinical studies, AMP inhibits interferon-gamma (IFN-γ) production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor micro-environment where AMP is abundantly produced. However, this suppression can be reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73 high human ovarian cell line SK-OV-3 and human T cells were co-cultured, the addition of uliledlimab restored T cell activity as measured by IFN-γ production in a concentration-dependent manner. In addition to the reversal of AMP-mediated T cell suppression, uliledlimab treatment activates human B cells, as evidenced by the up-regulation of activation markers CD69 and CD83, as well as antigen presentation markers CD86 and HLA-DR. Compared with T cells, the effects of uliledlimab on B cells were adenosine independent.

Consistent with the in vitro results, in vivo monotherapy of uliledlimab dose-dependently inhibited in situ tumor-derived CD73 activity, leading to the anti-tumor effect in a mouse xenograft model bearing A375 melanoma cells, while such dose-dependency was not observed by oleclumab.

Figure:	Inhibitions of CD73 activity and tumor growth by uliledlimab and oleclumab.

To examine whether uliledlimab could enhance the anti-tumor activity of PD-1 or PD-L1 antibodies, we evaluated the therapeutic effects of uliledlimab in combination with a PD-1 antibody in the MC38 model using CD73 humanized mouse and a PD-L1 antibody in the A375 xenograft model, respectively. The combination treatments resulted in more potent inhibition of tumor growth than monotherapy with either the PD-(L)1 antibody or uliledlimab.

Figure:	Inhibition of tumor growth and in situ CD73 activity by uliledlimab alone or in combination with a PD-1 or PD-L1 antibody.

Summary of Clinical Results

Phase 2 clinical trial of uliledlimab in combination with PD-1 antibody (toripalimab) in advanced NSCLC

In June 2023, the clinical results of Phase 1b/2 study (NCT04322006) evaluating uliledlimab in combination with toripalimab (TUOYI®) in patients with NSCLC were presented at the 2023 ASCO annual meeting. The data are part of a dose expansion portion of a Phase 1b/2 trial evaluating the safety and efficacy of the combination therapy and investigating the potential correlation between tumor CD73 expression and clinical response for patients with advanced cancer.

As of April 14, 2023, 70 patients had been enrolled in the Phase 1b/2 cohort of uliledlimab and PD-1 combination therapy for patients with Stage IV NSCLC who were ineligible for or refused chemotherapy. Early results from an ongoing Phase 2 trial of uliledlimab in combination with toripalimab, a PD-1 inhibitor, showed a favorable safety profile and an objective response rate of 63% (10/16) in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1%. In the overall population regardless of CD73 and programmed cell death ligand (PD-L1) expression, the ORR was 31% (21/67).

To confirm this data, a randomized study is underway by our collaborator, TJ Biopharma in China, which will test the combination of uliledlimab in combination with toripalimab vs. monotherapy toripalimab vs. monotherapy pembrolizumab, all in a CD73 high selected first-line, mNSCLC population. This study will directly support the hypothesis that CD73 expression will predict response to uliledlimab and provide insight into the magnitude of benefit when uliledlimab is added to a checkpoint inhibitor.

Figure:	Phase 2 data of uliledlimab combined with toripalimab in treatment-naïve NSCLC patients.

Clinical Development Plan

Following the divestiture of our Greater China assets and business operations, we are pausing the development of uliledlimab to allow for further data from the ongoing randomized Phase 2 data in China, and to allocate resources to advance our lead clinical asset, givastomig. We will continue to monitor data from the ongoing China-only randomized study conducted by TJ Biopharma. Phase 2 progression free survival (“PFS”) data from this trial is expected to be presented by TJ Biopharma in 2026.

Competitive Landscape

We believe uliledlimab, if approved, would potentially compete with other CD73 antibodies in development. The most advanced CD73 antibody currently in clinical development is oleclumab (MEDI-9447) sponsored by AstraZeneca, which has initiated a Phase 3, double-blinded, placebo-controlled, randomized trial of durvalumab plus oleclumab in patients with locally advanced (Stage III), unresectable NSCLC who have not progressed following definitive, platinum-based concurrent chemoradiation therapy (PACIFIC 9). Arcus Biosciences also reported results in their Phase 1b/2 trial of quemliclustat, a small molecule CD73 inhibitor, in combination with zimberelimab plus chemotherapy in patients with treatment naïve pancreatic cancer. Drebuxelimab, also known as AK119 (from

AkesoBio) is in a Phase 1b/2 study in combination with ivonescimab, a PD-1/VEGF bispecific, for the treatment of advanced solid tumors.

Ragistomig (TJ-L14B): A PD-L1-Based Tumor-Dependent T-Cell Engager for Solid Tumors

Summary

Ragistomig, (also known as “ABL503” or “TJ-L14B”), is a bispecific antibody targeting both PD-L1 and 4-1BB that was developed in collaboration with ABL Bio. It was designed to improve the efficacy of anti-PD-(L)1 therapies while mitigating the potential toxicity associated with earlier 4-1BB-directed therapies. Similar to givastomig, 4-1BB-stimulated T cell activity only occurs upon tumor cell binding by the anti-PD-L1 part of ragistomig. This localized T cell activation has the potential to exert strong anti-tumor activity while reducing systemic side effects such as liver toxicity. In a humanized mouse tumor model, a short course of ragistomig treatment displayed greater anti-tumor efficacy than anti-PD-L1 or anti-4-1BB antibodies alone or in combination and showed evidence of immunological memory response that resisted tumor re-challenge. Ragistomig is being jointly developed through a global partnership with ABL Bio, in which ABL Bio acts as the lead party and we share worldwide rights (50/50), excluding Greater China and South Korea, equally with ABL Bio.

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

Summary of Preclinical Results

The ability of ragistomig to ligate 4-1BB and activate downstream signaling was tested in a co-culture of PD-L1-positive target cells with T cells as effectors (shown below). The results show that the level of NF-kB reporter activity elicited by ragistomig correlated with the level of PD-L1 expression on the target cells. In contrast, urelumab induced NF-kB reporter activity regardless of target cell PD-L1 expression. Importantly, ragistomig promoted the proliferation of CD8-positive tumor-infiltrating lymphocytes obtained from human tumor samples to a similar extent as urelumab, while the parental anti-PD-L1 and anti-4-1BB antibodies, either alone or in combination, had no effect, confirming a strict PD-L1-dependence on T cell stimulation by ragistomig.

Figure:

Dose-dependent PD-L1-restricted T cell activity by ragistomig but not urelumab in a co-culture system of T cells and target cells expressing different levels of PD-L1 (as represented by mean fluorescent intensity (MFJ) values).

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

Figure:

Potent in vivo anti-tumor activity of ragistomig in a mouse tumor model. Mice transgenic for humanized 4-1BB were grafted with MC38 cells expressing human PD-L1. Mice were treated with the indicated antibodies every three days for four cycles. Tumor-free animals were re-challenged with a second dose of the tumor on day 40 with treatment-naïve animals as a control.

Preclinical Safety

In contrast to certain competitor PD-L1 x 4-1BB bispecific antibodies, ragistomig did not induce cytokine release (including IL-6 and TNF-α) up to 0.83 mg/ml, which corresponded to a human equivalent dose of 15 mg/kg. Animal pharmacokinetic and toxicity studies have also been completed. Results of these studies indicate that the NOAEL was 15 mg/kg/dose. This dose was also considered the highest non-severely toxic dose. A starting dose of 0.7 mg was proposed for the first-in-human study. There is a greater than 3000-fold safety margin between the proposed first-in-human dose and the nonclinical safety assessment studies including in vitro cytokine release assays and good laboratory practice toxicology studies.

Summary of Clinical Results

In June 2024, our development partner, ABL Bio, presented promising objective responses in patients with various advanced solid tumors that are refractory or have relapsed after PD-(L)1 inhibitors from the Phase 1 dose escalation study at ASCO 2024. Of the 53 enrolled patients, 44 were efficacy evaluable patients with advanced or relapsed/refractory solid tumor. 64.2% (34/53) of enrolled patients had at least three prior lines of therapies. Top-line Phase 1 dose escalation and dose expansion results demonstrated an ORR of 26.9% (7/26), including six partial responses (“PRs”) and one complete response (“CR”), and a clinical benefit rate (“CBR”) of 69.2% (18/26) at doses of 3 mg/kg and 5 mg/kg. 71.4% of responders received prior treatment with anti-PD-(L)1 inhibitors.

Clinical Development Plan

Our partner ABL Bio is conducting a Phase 1b study to increase the therapeutic index by decreasing the dosing level and/or frequency, and to identify the appropriate tumor types for further development.

Competitive Landscape

We believe ragistomig, if approved, will primarily compete against other PD-L1 x 4-1BB bispecific antibodies and secondarily against therapeutic options designed for cancers that are refractory to or relapse after PD-(L)1 treatment. There are currently no approved or marketed therapies utilizing the PD-L1 x 4-1BB pathway. However, there are competing molecules within the class currently undergoing clinical development. Genmab is also currently developing PD-L1 x 4-1BB bispecific antibodies.

Licensing and Collaboration Arrangements

A. In-Licensing Arrangements

Licensing Agreement with Ferring (Olamkicept)

In November 2016, we entered into a license and sublicense agreement with Ferring International Center SA (“Ferring”), with respect to (i) FE301, an interleukin-6 inhibitor, and (ii) all pharmaceutical formulations in finished packaged form containing FE301 covered by certain patents or patent applications. Under this agreement, Ferring granted to us an exclusive, sublicensable license (excluding any non-exclusive license that Ferring granted to Conaris Research Institute AG under a licensing agreement entered into in November 2008) under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in mainland China, Hong Kong, Macau, Taiwan and South Korea. We also have an option to receive an exclusive, sublicensable license under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in countries in North America, the European Union and Japan that are mutually agreed upon by the parties.

We are required to use commercially reasonable efforts to obtain approval of FE301 and to promote, market, distribute and sell it in mainland China, Hong Kong, Macau, Taiwan and South Korea. Such activities are to be at our own cost and expense.

Under this agreement, we paid to Ferring an upfront license fee of $2.0 million. We also agreed to make milestone payments to Ferring, in the aggregate amount of $14.5 million, conditioned on the achievement of certain development milestones in the licensed territory, including completion of Phase 1b and Phase 2a clinical trials and the submission and approval of the new drug application. Further, if we exercise our option to receive a license in any of the mutually agreed upon countries in North America, the European Union and Japan, we are required to pay to Ferring an additional $3.0 million as an upfront license fee (upon the exercise of the option), and milestone fees up to the aggregate amount of $30.0 million, conditioned upon the licensed product achieving certain development milestones in certain countries in the option territory.

In addition, we agreed to pay Ferring tiered royalties ranging from the mid-single-digit to high-single-digit percentages of annual net sales for countries in mainland China, Hong Kong, Macau, Taiwan and South Korea, and from the high-single-digits to 10% of annual net sales for the mutually agreed upon countries in North America, the European Union and Japan. To date, we have not paid any royalties to Ferring.

The royalty term commences with the first commercial sale of the licensed product in the relevant country and ends upon the later of (i) 15 years from the date of launch, and (ii) the expiry of the last to expire patent of Ferring that includes a valid claim covering the development, making, using or selling of the licensed compound or licensed product in the licensed territory and/or option territory. Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of the expiry of the royalty term, and the first date on which we are not conducting any necessary and outstanding clinical trial with respect to the licensed product or seeking to obtain any necessary and pending regulatory approval for the licensed product, if applicable. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, in the event that the original licensor terminates its license to Ferring governing any of the intellectual property sublicensed to us under this agreement, Ferring has the right to terminate this agreement with respect to such sublicenses in which case both parties will discuss in good faith how to resolve and mitigate to mutual satisfaction. To the extent that Ferring terminates for our material breach, bankruptcy or insolvency, among other things, all licenses and rights granted by Ferring to us will automatically terminate and the licenses and rights we granted to Ferring will survive and automatically become irrevocable with the right to sublicense.

During the term of the licensing agreement, if we develop or acquire any improvement, modification, enhancement or addition to the licensed product, we will own and retain all rights, title and interest therein, and grant to Ferring a non-exclusive, fully paid, royalty-free, worldwide license thereto.

In September 2020, we entered into a sublicense agreement with TJBio Hangzhou, under which we sublicensed to TJBio Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea. In December 2021, we entered into a supplementary sublicensing agreement with TJBio Hangzhou, pursuant to which TJBio Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay $3.0 million to us for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of $3.0 million from TJBio Hangzhou, we made the payment of $3.0 million to Ferring during 2022.

In May 2022, we entered into an amended and restated license and sublicense agreement and a cell line and manufacturing collaboration agreement with Ferring, under which we granted to Ferring an exclusive, perpetual and transferable sublicense, with the right to grant further sublicenses to sublicensees, under all of the intellectual properties licensed to us by our business partner, to research, develop, make, import, use and sell olamkicept as expressed by or produced by cell lines created by our business partner and its affiliates in any human indications in the territories other than Greater China and Korea. We also granted to Ferring an exclusive, perpetual and royalty-free license, with right of sublicense to sublicensees, under the intellectual property owned or controlled by our company which relates to cell lines created by our business partner and its affiliates, for the research, development, making, using or selling of olamkicept, including prespecified patents and know-how and improvements thereto. In December 2022, we delivered the data package defined in the first milestone of the amended and restated license and sublicense agreement with Ferring and recognized $5.5 million of revenue. We subsequently paid to TJBio Hangzhou $2.75 million and reduced the amount of revenue recognized by such amount. To our knowledge, TJBio Hangzhou has ceased the development of olamkicept.

B. Collaboration Arrangements

In July 2018, we entered into a collaboration agreement with ABL Bio, which has been subsequently amended, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product. Following the divestiture of our Greater China assets and business operations and as of the date of this annual report, our rights in the collaboration agreement are limited to a 50/50 split for worldwide rights excluding Greater China and South Korea.

In November 2018, we entered into collaboration agreements with Tracon, whereby we and Tracon agreed to (i) co-develop our proprietary CD73 antibody, TJD5, and (ii) collaborate to co-develop up to five bispecific antibodies. Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to these agreements. In February 2021, we sent Tracon a notice to terminate the agreement we entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of $9.0 million owing to Tracon. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and therefore Tracon has no rights to share any future economics with us. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by I-Mab. The financial impacts of the transaction were allocated to discontinued operations for the periods presented.

In June 2024, we entered into a clinical trial collaboration and supply agreement with Bristol-Myers Squibb Company (“BMS”) to evaluate our novel bispecific antibody, givastomig, targeting Claudin18.2 x 4-1BB in clinical trials, in combination with BMS’s anti-PD-1 monoclonal antibody product known as OPDIVO® (nivolumab). Under the terms of the agreement, we will be responsible for sponsoring and conducting, at our own cost, a multi-national Phase 1 trial of givastomig in combination with nivolumab. BMS will manufacture and supply a sufficient amount of nivolumab to us solely for the conduct of the combination therapy at no charge to us. BMS grants to us a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to use nivolumab in research and development solely to the extent necessary to conduct the combination therapy, seek regulatory approval for, and upon such regulatory approval, market and promote givastomig for use in the combination therapy with nivolumab. We grant to BMS a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to seek regulatory approval for, and upon such regulatory approval, market and promote nivolumab in the combination therapy with givastomig.

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our management’s research and development experience provides us with competitive advantages, we face competition from global biopharmaceutical companies, including specialty pharmaceutical companies, generic drug companies, biologics drug companies, academic institutions, government agencies and research institutions.

For our Global portfolio of drug candidates, we expect to face competition from a broad range of global and local pharmaceutical companies. Many of our competitors have significantly greater financial, technical and human resources than we have, and mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current or future drug candidates or obtain regulatory approval for their products more rapidly than we may obtain approval for our drug candidates.

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

As of the date of this annual report, our owned patent portfolio consists of (i) 63 issued patents, including four issued in the United States, two issued in Korea and 57 issued in other jurisdictions; and (ii) 60 pending patent applications, including two Patent Cooperation Treaty (PCT) patent applications, five U.S. patent applications, and 53 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our Global portfolio.

Givastomig

As of the date of this annual report, we co-owned three PCT patent applications with ABL Bio, two of which have entered national phases including in Europe, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2040 and 2043, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Uliledlimab

As of the date of this annual report, we owned three PCT patent applications, all of which have entered national phases including in Europe, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2038 and 2043, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Ragistomig

As of the date of this annual report, we co-owned two PCT patent applications with ABL Bio, one of which has entered national phases including Europe, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2039 and 2044, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, the patent term of a utility patent is 20 years from the earliest filing date of a non-provisional patent application; the patent term of a design patent is 15 years from the date of patent grant; and utility models are effective for ten years from the date of application.

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

Additionally, as of the date of this annual report, we had (i) three trademark registrations in Hong Kong, 59 trademark registrations in the PRC, six trademark registrations in the United States, two trademark registrations in France, two trademark registrations in the European Union, one trademark registration in South Korea, one trademark registration in the United Kingdom, one International trademark registration, and four trademark applications pending in the PRC; and (ii) seven domain names in Hong Kong, one domain name in the Cayman Islands, and one domain name in the United States.

For more information on these and other risks related to intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property.”

Environmental, Health and Safety Matters

In August 2021, we established an environmental, social and governance (ESG) committee. The committee consists of one independent director and one director, Mr. Chun Kwok Alan Au and Dr. Xi-Yong (Sean) Fu, respectively. Mr. Chun Kwok Alan Au chairs the committee. As the oversight body for our ESG practices, the committee is responsible for supervising our ESG strategies, policies, long-term sustainability objectives and risks.

With the current state of business operations, we have no significant environmental impact due to no large-scale manufacturing operations. We abide by local laws and regulations on environmental protection and only discharge a small amount of wastewater after proper treatment. We also provided employee training, set up standard operation procedures and contingency plans for potential accidents of environmental, health and safety.

At present, energy and resources consumed in our daily operations are mainly municipal electricity and domestic water. We assigned a dedicated team to regularly inspect and maintain the equipment, measure total consumption, and train employees on water and energy saving measures.

Safety and health are the foundation of our operational activities. We have created a comprehensive internal safety management system to ensure compliance, strengthen risk assessment and management. We offered standard operating procedures to ensure employees are aware of any potential hazards, including providing emergency training, treatment facilities, and personal protection equipment to all employees.

Regulation

We are subject to a variety of U.S. and PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal laws and regulations in the United States and China that we believe are relevant to our business and operations.

PRC Regulation

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.

Regulations on Company Establishment and Foreign Investment

Company Law

The establishment, operation and management of companies in China is governed by the PRC Company Law, the latest amended edition of which came into effect on July 1, 2024. In light of the PRC Company Law, companies established in the PRC are either in the form of a limited liability company or a joint stock company. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the foreign investment laws and regulations.

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

Furthermore, PRC-based investments by foreign investors are currently regulated by the Special Management Measures (Negative List) for the Access of Foreign Investment (2024) issued on September 6, 2024 and effective from November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) issued on October 26, 2022 and effective from January 21, 2023. According to the aforesaid catalogue and management measures, foreign-invested industries fall into four categories, namely, “encouraged”, “permitted”, “restricted” and “prohibited” and certain ownership requirements, requirements for senior executives and other special management measures should apply to foreign investors with regard to the access of foreign investments in certain categories.

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

M&A Rules

According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors jointly issued by the Ministry of Commerce, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce (now known as the State Administration for Market Regulation), the China Securities Regulatory Commission and SAFE on August 8, 2006 and amended by the Ministry of Commerce on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription to the increase in the registered capital of non-foreign-invested enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested enterprises, or (iii) the purchase of the assets of non-foreign-invested enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case, by foreign investors is subject to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors. Particularly, application should be made for examination and approval of the acquisition of any company in China affiliating to a domestic company, enterprise or natural person, which is made in the name of an oversea company established or controlled by such domestic company, enterprise or natural person.

PRC Drug Regulation

The Drug Administration Law of the PRC promulgated by the Standing Committee of the National People’s Congress on September 20, 1984 and effective from July 1, 1985 and amended on February 28, 2001, December 28, 2013, April 24, 2015 and August 26, 2019, respectively, and the Implementing Measures of the Drug Administration Law promulgated by the State Council on August 4, 2002 and effective from September 15, 2002 and amended on February 6, 2016, March 2, 2019 and December 6, 2024, respectively, have jointly established the legal framework for the administration of pharmaceutical products in China, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products, which regulates and provides for a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Implementing Measures of the Drug Administration Law, on the other hand, provides detailed implementation regulations for the Drug Administration Law.

The amendment to the Drug Administration Law in 2019 brought a series of changes to the drug supervision and administration system, including the clarification of the drug marketing authorization holder system, pursuant to which the marketing authorization holder should assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The amendment also stipulates that the State supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and have multi-targeted, systematic regulatory and intervention functions on human body and promotes the technological advancement of drugs.

Regulatory Authorities

Pharmaceutical products and medical devices and equipment in China are monitored and supervised on a national scale by the National Medical Products Administration (the “NMPA”), while the local provincial medical products administrative authorities are responsible for the supervision and administration of drugs within their respective administrative regions.

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

Similarly, for sales, importation, shipping and storage businesses, a company must obtain a distribution license from the local drug regulatory authority, subject to renewal every five years.

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

Intellectual Property Rights

China became a member of the World Trade Organization and a party to the Agreement on Trade-Related Aspects of Intellectual Property Rights on December 11, 2001. China has also entered into several international conventions on intellectual property rights, including the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks, and the Patent Cooperation Treaty.

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

In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the China National Intellectual Property Administration (“CNIPA”). Normally, the CNIPA publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the CNIPA for a substantive examination within three years from the date of application.

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

Trade Secrets

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by (i) obtaining the trade secrets from the legal owners or holders by any unfair methods, such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i), (iii) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence, or (iv) instigating, inducing or assisting others to disclose, use or permit others to use the trade secrets, in violation of any contractual agreements or any requirement of the legal owners or holders to keep such trade secret in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may terminate any illegal activities and impose fines on the infringing parties.

Regulations Relating to Commercial Bribery

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

Dividend Distribution

Pursuant to the PRC Company Law, the latest amended edition of which came into effect on July 1, 2024, and the Foreign Investment Law of the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. When a foreign-invested enterprise distributes its after-tax profit for the year, ten percent of the profit should be set aside as its statutory surplus reserve fund. The company may no longer do so if its cumulative statutory surplus reserve accounts for more than fifty percent of its registered capital. If the company’s statutory surplus reserve is insufficient to make up for the losses of previous years, the company shall use the current year’s profit to make up for the losses before the set-aside of the statutory surplus reserve. After the company has set aside a part of its after-tax profit as its statutory surplus reserve, it may also set aside a part of its after-tax profit as its discretionary reserve. Distributions can be made to shareholders only after the remaining after-tax profit have made up for losses and the surplus reserve has been set aside.

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

Regulations Relating to Enterprise Income Tax

Pursuant to the Enterprise Income Tax Law of the PRC effective as of January 1, 2008 and as amended on February 24, 2017 and December 29, 2018, respectively, the income tax rate for both domestic and foreign-invested enterprises is 25% with certain exceptions. To clarify certain provisions in the Enterprise Income Tax Law, the State Council promulgated the Implementation Rules of the Enterprise Income Tax Law on December 6, 2007, which was amended on April 23, 2019 and December 6, 2024, respectively. Under the Enterprise Income Tax Law and the Implementation Rules of the Enterprise Income Tax Law, enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. In addition, the Enterprise Income Tax Law provides that a non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC, but has an establishment or place of business in the PRC, or does not have an establishment or place of business in the PRC but has income sourced within the PRC.

The Implementation Rules of the Enterprise Income Tax Law provide that since January 1, 2008, an income tax rate of 10% should normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or have an establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC resident enterprise shareholders reside.

Regulations Relating to Outbound Data Transfer

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Outbound Data Transfer, which became effective on September 1, 2022 and provided that data processors satisfying certain conditions are required to apply for security assessment through provincial cyberspace administrations and obtain approval from the CAC.

On February 22, 2023, the CAC promulgated the Measures on Standard Contracts for Outbound Transfer of Personal Information, which became effective on June 1, 2023 and provided that personal information processors that carry out personal information outbound transfer activities by way of entering into standard contracts shall comply with certain conditions, and file the standard contracts with the provincial cyberspace administrations.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows, which became effective on the same day and further adjusted the scope and procedures applicable to the mechanisms of security assessment and filing of standard contracts, and provided exemption conditions. Pursuant to the Provisions on Promoting and Regulating Cross-Border Data Flows, if a data processor transfers data out of China and falls within any of the following circumstances, security assessment shall apply: (i) a critical information infrastructure operator provides personal information or important data out of China, or (ii) a data processor other than a critical information infrastructure operator provides important data out of China, or provides personal information (excluding sensitive personal information) of more than 1 million individuals or sensitive personal information of more than 10,000 individuals out of China cumulatively from January 1 of the current year. However, the data processor will not be required to apply for such security assessment if certain exemption conditions are met.

Other PRC National- and Provincial-Level Laws and Regulations

We are subject to changes to many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business, including the regulations governing the confidentiality of patients’ medical information and setting forth the circumstances under which the patients’ medical information may be released for inclusion in our databases, or released by us to third parties, which, may become more restrictive in the future.

We also comply with numerous additional national and provincial laws and regulations relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

U.S. Regulation

Government Regulation and Product Approval in the United States

The FDA and other regulatory authorities in the United States at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drug and biological products. Along with third-party contractors, we are required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our drug candidates. The processes for obtaining regulatory approvals in the United States and in foreign jurisdictions, along with subsequent compliance with applicable laws and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

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

Review and Approval for Licensing Biologics in the United States

In the United States, the FDA regulates our current drug candidates as biological products, or biologics, under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the Public Health Service Act and associated implementing regulations. Biologics, like other drugs, are used for the treatment, prevention or cure of disease in humans. In contrast to chemically synthesized small molecular weight drugs, which have a well-defined structure and can be thoroughly characterized, biologics are generally derived from living material

(human, animal, or microorganism) and are complex in structure, and thus are usually not fully characterized. Biologics include immuno-oncology therapeutics for the treatment of cancer and other diseases.

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
•
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
•
payment of application user fees under the Prescription Drug User Fee Act;
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
•
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

Preclinical and Clinical Development in the United States

Before an applicant of a biologics license application can begin testing the potential asset in human subjects, the applicant must first conduct preclinical studies. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the biologic for initial testing in humans and to establish a rationale for therapeutic use. Preclinical studies are subject to federal regulations and requirements, including good laboratory practice regulations. The results of an applicant’s preclinical studies are submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial. Such authorization must be secured prior to interstate shipment. In support of a request for an IND, applicants must submit a range of information, including preclinical data, manufacturing information and a detailed protocol for each clinical trial. Any subsequent protocol amendments must be submitted to the FDA as part of the IND.

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

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with regulations of current Good Clinical Practices, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with regulations of current Good Clinical Practices in order to use the study as support for an IND or application for marketing approval, including review and approval by an independent ethics committee and informed consent from subjects.

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

Clinical Trials

For purposes of approval of biologics license applications, clinical trials are typically conducted in the following sequential phases that may overlap or be combined:

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: suspected serious and unexpected adverse reactions; findings from epidemiological studies, pooled analysis of multiple studies, animal or in vitro testing, or other clinical trials, whether or not conducted under an IND, and whether or not conducted by the sponsor, that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the rate of a serious suspected adverse reaction over such rate listed in the protocol or investigator brochure, which is a comprehensive document summarizing the body of information about an investigational product obtained during clinical and non-clinical trials.

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

Concurrently with clinical trials, companies often complete additional animal studies, and develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with requirements of Good Manufacturing Practice. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

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

After the BLA is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe, pure and potent and if the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued identity, strength, quality, safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with current Good Manufacturing Practice and are adequate to ensure consistent production of the product within required specifications. In addition, the FDA expects that all data be reliable and accurate, and requires sponsors to implement meaningful and effective strategies to manage data integrity risks. Data integrity is an important component of the sponsor’s responsibility to ensure the safety, efficacy and quality of its product or products.

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

During the approval process, the FDA will determine whether a Risk Evaluation and Mitigation Strategy, (“REMS”), is necessary to ensure the safe use of the biologic. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes that a REMS is needed, the BLA sponsor must submit a proposed REMS and the FDA will not approve the BLA without a REMS that the agency has determined is acceptable.

In addition, under the Pediatric Research Equity Act, certain applications or supplements must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

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
•
fines, Warning Letters, Untitled Letters or holds on post-approval clinical trials;
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

Patent Term Restoration and Marketing Exclusivity

After approval, owners of biological product patents may apply for up to a five-year patent term extension to restore a portion of patent term lost during product development and FDA review of a BLA if approval of the application is the first permitted commercial marketing or use of a biologic containing the active ingredient under the Hatch-Waxman Amendments. The allowable patent term extension is calculated as one-half of the product’s testing phase, which is the time between IND and BLA submission, and all of the review phase, which is the time between BLA submission and approval, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term restoration.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the biological drug candidate covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a biological drug candidate for which a BLA has not been submitted.

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

In addition to other benefits, such as the ability to have more frequent interactions with the FDA, the agency may initiate review of sections of a fast track product’s BLA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s review period for a fast track application does not begin until the last section of the BLA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the agency believes that the designation is no longer supported by data emerging in the clinical trial process.

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
In addition, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement rates can vary significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our business may be subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business, particularly once third-party reimbursement becomes available for one or more of our products. The healthcare fraud and abuse laws and regulations that may affect our ability to operate include:

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

•
The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, including health plans, healthcare clearinghouses and certain healthcare providers, and their business associates, individuals or entities that perform certain services on behalf of a covered entity that involve the use or disclosure of individually identifiable health information, and their covered subcontractors. The Health Information Technology for Economic and Clinical Health Act of 2009 also created new tiers of civil monetary penalties, amended Health Insurance Portability and Accountability Act of 1996 to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the Health Insurance Portability and Accountability Act of 1996 and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•
The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services, information related to direct or indirect payments and other transfers of value to physicians, certain other non-physician health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held in a company by physicians and their immediate family members; and
•
U.S. state and local laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that restrict the ability of manufacturers to offer co-pay support to patients for certain prescription drugs; state laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require drug manufacturers to report information on the pricing of certain drugs; state laws and local ordinances that require identification or licensing of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by the Health Insurance Portability and Accountability Act of 1996, thus complicating compliance efforts.

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

Healthcare Reform

In the United States there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 in March 2010 (collectively, the “ACA”), substantially changing the way healthcare is financed by both governmental and private insurers and significantly impacting the U.S. pharmaceutical industry. Since its enactment, there have been congressional, judicial, and executive challenges and amendments to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges or additional health reform measures of the second Trump administration will impact the ACA and our business.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing; reduce the cost of prescription drugs under Medicare; review the relationship between pricing and manufacturer patient programs; and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (i) directs the Secretary of the U.S. Department of Health and Human Services (“HHS”), to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law (the “Medicare Drug Negotiation Program”), and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

We cannot predict what healthcare reform initiatives may be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections. However, we anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We also expect ongoing legislative and regulatory initiatives to increase pressure on drug pricing.

Manufacturing and Supply

Following the divestiture of our Greater China assets and business operations, we primarily rely on contract development and manufacturing organizations (“CDMOs”) to manufacture our drug candidates.

We currently outsource the manufacturing of clinical trial material for our clinical stage projects to leading CDMOs in China such as WuXi Biologics, which have established track records for both clinical trial material supply and commercial material supply. We have assembled a seasoned internal and external team with deep experience in this area to drive and monitor this process. For contingency planning purposes, we have also established relationships with other CDMOs. We expect to continue our outsourcing relationships with contract manufacturers to meet the ongoing needs for the development of our drug candidates. We have framework agreements with these external service providers, under which they provide services to us on a project-by-project basis. We also monitor the manufacturing activities of clinical trial material at CDMOs to ensure compliance with local and international current good manufacturing practice and applicable regulations. Currently, our contract manufacturers obtain raw materials and supplies for the manufacturing activities from multiple suppliers who we believe have sufficient capacity to meet our demands. We typically order materials and services on a purchase order basis. We also enter into long-term capacity or minimum supply arrangements with them.

Historically, we invested in a manufacturing facility under construction by TJBio Hangzhou and, through our wholly-owned subsidiary, were and still remain the largest shareholder of TJBio Hangzhou. In connection with the divestiture of our Greater China assets and business operations, we have transferred most of the equity interests we held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. We may seek to contract with TJBio Hangzhou or other manufacturing facilities to manufacture our drug candidates in the future, which could add to our costs.

Code of Conduct

We have formulated a code of conduct that covers business ethics, responsible research and development activities, public relations, intellectual property and data protection, workplace, assets, corporate governance, concerns reporting and other behaviors, and serves as a guide for all employees and third parties to take compliance actions in business activities. We have arranged compliance training courses for newly hired employees to help them understand the business code of conduct that falls in line with industry and our standards. We also conducted an annual training for all employees to review the code of conduct.

C.
Organizational Structure

The following chart illustrates our company’s updated organizational structure, including our principal subsidiaries, as of the date of this annual report:

I-Mab
(Cayman Islands)
100%
I-Mab Biopharma Hong Kong Limited
(Hong Kong)
100%
I-Mab Biopharma U.S. Ltd.
(United States)
100%
I-Mab Bio-tech (Tianjin) Co., Ltd.
("I-Mab Tianjin")
Equity interest

D.
Property, Plant and Equipment

Our headquarters is located in Rockville, MD, where we lease and occupy approximately 8,006 square feet of office space. In addition, we also lease approximately: (a) 2,153 square feet of office space in Short Hills, NJ; (b) 474 square feet of office space in Tianjin, China; and (c) 11,635 square feet of office and laboratory space in San Diego, CA. The terms of these leases range from one year to seven years. We have entered a sublease with respect to our San Diego, CA location with similar economic terms to our master lease agreement with the landlord.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our investors should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.
Operating Results

Overview

We are a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. Our innovative immuno-oncology pipeline consists of three clinical stage programs, givastomig; uliledlimab; and ragistomig.

Since the commencement of our operations in 2014, we have devoted most of our efforts and financial resources to organizing and staffing our operations, formulating business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical and clinical trials of our drug candidates. On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including our rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture on April 2, 2024, we no longer own any rights to the Greater China portfolio.

We have not generated any revenue from the sales of our products, and as a result, we have incurred net losses since the commencement of our operations to 2014, with the exception of 2020 during which we generated net income primarily attributable to the revenues recognized in connection with the strategic collaboration with AbbVie. In 2024, 2023 and 2022, our net losses were $22.2 million, $207.7 million and $371.1 million, respectively. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, however, we cannot assure our investors that we will ever generate significant revenue or profits.

Key Factors Affecting Our Results of Operations

Our results of operations, financial condition, and the year-to-year comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Research and Development Expenses

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses and administrative expenses.

Research and development activities are central to our business model. We believe our ability to successfully develop drug candidates is the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including conducting preclinical studies and clinical trials, and activities related to regulatory filings for our drug candidates. Our research and development expenses primarily include the following:

•
costs related to development of our pipeline assets under all stages including preclinical testing or clinical trials;
•
patent license fees and other fees under the licensing, collaboration and development agreements with respect to our in-licensed drug candidates; and

•
employee salaries and related benefit costs, including share-based compensation expenses, for research and development personnel and key management.

Our research and development costs may increase period over period as we continue to support and advance the clinical trials of our drug candidates.

Administrative Expenses

Our administrative expenses consist primarily of employee salaries and related benefit costs. Other administrative expenses include service fees for legal, intellectual property, consulting and auditing services as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. We expect our near term administrative expenses to decrease in relation to prior years, due to a streamlined operating model and reduced legal costs.

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our drug candidates through our network of global partnerships and alliances. As we have not obtained marketing approval for or commercialized a drug candidate, our revenues at the current stage are primarily subject to the availability of payments from granting licenses to research, develop and otherwise exploit certain of our drug candidates, and supply of the investigational products thereof, which primarily contributed to our revenues in 2023 and 2022. See “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements” for more information on the existing out-licensing arrangements.

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

Funding for Our Operations

During the periods presented, we funded our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. In the future, in the event of successful commercialization of one or more of our drug candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. However, we believe we will need to raise additional capital to complete the development and commercialization of our other drug candidates and in connection with our continuing operations and other planned activities. Such funding may take the form of public or private offerings, debt financing, collaborations, licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our cash flow plan and our results of operations.

Our Ability to Commercialize Our Drug Candidates

Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the applicable health authority. Currently, our pipeline consists of three clinical stage drug candidates. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of our drug candidates after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidates, if ever. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for more information on the development status of our various drug candidates.

The Effect of Our Acquisition of I-Mab Tianjin and Our Divestiture of the Greater China Assets and Business Operations

We acquired a controlling interest in I-Mab Tianjin on July 15, 2017 and the remaining interest in I-Mab Tianjin in May 2018. Since our acquisition of the controlling interest in I-Mab Tianjin on July 15, 2017, I-Mab Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in I-Mab Tianjin, we integrated the operations of I-Mab Tianjin into our operations. I-Mab Tianjin did not generate any external revenue from July 15, 2017 to December 31, 2024. In connection with our acquisition of I-Mab Tianjin, we identified intangible assets of $22.4 million and goodwill of $23.0 million of I-Mab Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the reporting unit may exceed its fair value. For the year ended December 31, 2023, we recognized a goodwill impairment in the amount of $23.0 million against the goodwill balance as of December 31, 2023. We did not recognize any goodwill impairment for the year ended December 31, 2022. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future.

On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including our rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture on April 2, 2024, we do not own any rights to the Greater China portfolio, including the Greater China rights for uliledlimab, lemzoparlimab, and givastomig. We no longer bear future development costs of our Greater China assets and business operations.

As a result of our divestiture of our Greater China assets and business operations, we have ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results from the second quarter of 2024 onwards.

Key Components of Results of Operations

The following results of operations relate to continuing operations.

Revenues

We did not generate any revenue for the year ended December 31, 2024. For the years ended December 31, 2023 and 2022, we generated revenue from licensing and collaboration arrangements, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug candidates. The decrease in 2022 net revenue was primarily due to a non-cash adjustment of $(5.8) million recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022.

Research and Development Expenses

Research and development expenses primarily consist of: (i) payroll and other related expenses of personnel engaged in research and development activities, (ii) fees associated with the exclusive development rights of our in-licensed drug candidates, (iii) fees for services provided by CROs, investigators and clinical trial sites that conduct our clinical studies, and (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses.

Following the completion of the divestiture of our Greater China assets and business operations on April 2, 2024, our current research and development activities primarily relate to the clinical development of the following investigational drugs:

•
Givastomig, a bispecific antibody targeting CLDN18.2-positive tumor cells, that conditionally activates T cells via 4-1BB in the tumor microenvironment, with potential CLDN18.2 specificity even in tumors with low levels of CLDN18.2 expression;
•
Uliledlimab, a monoclonal antibody designed to target CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment; and
•
Ragistomig, a bispecific, Fc-silent, antibody designed to provide anti-PD-L1 activity and conditional 4-1BB-driven T-cell activation in the tumor microenvironment.

We incurred research and development expenses of $21.8 million, $21.4 million and $22.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, representing 42.3%, 43.2% and 43.8% of our total research and development and administrative expenses for the corresponding periods. Our research and development costs may increase period over period as we continue to support and advance the clinical trials of our drug candidates.

Administrative Expense

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2024, 2023 and 2022, our administrative expenses amounted to $29.7 million, $28.2 million and $29.0 million, respectively. We expect our near term administrative expenses to decrease in relation to prior years, due to a streamlined operating model and reduced legal costs.

Interest Income

Interest income consists primarily of interest income derived from our term deposits.

Other Income (Expenses), Net

Other income (expenses), net consists primarily of the settlement of TJ Biopharma repurchase obligations, fair value changes of put right liabilities, net foreign exchange gains (losses), asset impairment loss, incentive payments from our ADS depository bank, rent expenses and sublease income.

Equity In Loss of Affiliates

Equity in loss of affiliates consists primarily of the loss recognized based on our proportionate ownership in TJBio Hangzhou, our unconsolidated investee prior to the equity transfer of our interests in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou.

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

Hong Kong

I-Mab, our holding entity, holds a business registration and tax file number in Hong Kong. I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, companies registered in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the year ended December 31, 2022, I-Mab recorded income tax expense of $0.1 million in the consolidated statements of comprehensive loss. I-Mab did not record any income tax expense for the years ended December 31, 2024 and 2023. For the years ended December 31, 2024, 2023 and 2022, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab and I-Mab Biopharma Hong Kong Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma US Ltd. is incorporated in Maryland and is subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in Maryland and several other states at a blended rate of 3.63%. I-Mab Biopharma US Ltd. has no taxable income for all periods presented and therefore no provision for income taxes is required.

China

I-Mab Tianjin is incorporated in the PRC and is subject to PRC income tax at a rate of 25%. I-Mab Biopharma US Ltd. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the future based on the assessment as of December 31, 2024. Therefore, we have provided full valuation allowances for the deferred tax assets as of December 31, 2024, 2023 and 2022.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, 2023 and 2022, we did not have any significant unrecognized uncertain tax positions.

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

	For the Year Ended December 31,
	2024	2023	2022

Revenues
Licensing and collaboration revenue	$—	$632	$(1,551)
Total revenues	—	632	(1,551)
Expenses
Research and development expenses	(21,770)	(21,448)	(22,547)
Administrative expenses	(29,656)	(28,160)	(28,980)
Impairment of goodwill	—	(23,041)	—
Total expenses	(51,426)	(72,649)	(51,527)
Loss from operations	(51,426)	(72,017)	(53,078)
Interest income	7,486	9,294	4,954
Other expenses, net	(4,718)	(8,090)	(28,269)
Equity in loss of affiliates	(1,038)	(11,404)	(64,707)
Loss from continuing operations before income tax expense	(49,696)	(82,217)	(141,100)
Income tax expense	—	—	(103)
Loss from continuing operations	$(49,696)	$(82,217)	$(141,203)

Discontinued operations:
Loss from operations of discontinued operations	$(6,898)	$(125,512)	$(229,850)
Income tax expense	—	—	—
Gain on sale of discontinued operations	34,364	—	—
Gain (loss) from discontinued operations	$27,466	$(125,512)	$(229,850)

Net loss	$(22,230)	$(207,729)	$(371,053)

Other comprehensive income (loss):
Unrealized loss on available-for-sale debt securities, net of tax	$(8,168)	$—	$—
Foreign currency translation adjustments, net of tax	1,781	5,605	5,587
Total comprehensive loss	$(28,617)	$(202,124)	$(365,466)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	186,728,372	191,423,850	189,787,292
Net loss from continuing operations per share - basic and diluted	$(0.27)	$(0.43)	$(0.74)
Net gain (loss) from discontinued operations per share - basic and diluted	$0.15	$(0.66)	$(1.22)
Net loss per share - basic and diluted	$(0.12)	$(1.09)	$(1.96)

Net loss from continuing operations per ADS - basic and diluted	$(0.61)	$(0.99)	$(1.71)
Net gain (loss) from discontinued operations per ADS - basic and diluted	$0.34	$(1.51)	$(2.79)
Net loss per ADS - basic and diluted	$(0.27)	$(2.50)	$(4.50)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

We did not generate any revenue for the year ended December 31, 2024, compared with revenue of $0.6 million for the year ended December 31, 2023. Total revenue for the year ended December 31, 2023 was recognized in connection with the strategic collaboration with AbbVie.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2024		2023
CRO service fees	$7,847	36.0%	$8,335	38.9%
Employee-related expenses	8,625	39.6%	10,525	49.1%
Other research and development expenses	5,298	24.4%	2,588	12.0%
Total	$21,770	100.0%	$21,448	100.0%

Our research and development expenses increased by $0.3 million, or 1.5%, from $21.4 million for the year ended December 31, 2023 to $21.8 million for the year ended December 31, 2024, primarily attributable to an increase in givastomig-related spending, partially offset by a decrease of $1.9 million in employee-related expenses due to lower headcount and a decline in stock price.

Administrative Expenses

Our administrative expenses increased by $1.5 million, or 5.3%, from $28.2 million for the year ended December 31, 2023 to $29.7 million for the year ended December 31, 2024, primarily attributable to an increase in professional services fees of $13.8 million due to an increase in legal expenses associated with certain trade secret misappropriation disputes against Inhibrx, Inc. This increase was partially offset by a decrease in employee-related expenses of $12.4 million due to the forfeiture of shares as a result of the divestiture of our Greater China assets and business operations and a decline in stock price, as well as exits of certain executive employees.

Interest Income

We recorded interest income of $7.5 million and $9.3 million for the years ended December 31, 2024 and 2023, respectively. The decrease for the year ended December 31, 2024 was primarily attributable to lower average investable cash balances.

Other Income (Expenses), Net

We recorded other expenses of $4.7 million and $8.1 million for the years ended December 31, 2024 and 2023, respectively. The change was primarily attributable to the fair value changes and extinguishment of put right liabilities and a smaller impact from foreign exchange losses, partially offset by expenses recognized on the settlement of TJ Biopharma repurchase obligations and fixed asset impairments.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of $1.0 million and $11.4 million for the years ended December 31, 2024 and 2023, respectively. The decrease was driven by no further recognition of allocated losses from our unconsolidated investee, as the investee no longer qualified for equity method accounting after the first quarter of 2023 and a decline in employee stock ownership plan expenses through the first quarter of 2024 prior to the transfer of our shares in the unconsolidated investee to certain participating shareholders in connection with the divestiture of our Greater China assets and business operations.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total net revenues for the year ended December 31, 2023 were $0.6 million, compared with $(1.6) million for the year ended December 31, 2022. The change in 2023 net revenue was primarily due to a non-cash adjustment of $(5.8) million recorded in the second half of 2022 following the amendment to the original license and collaboration agreement with AbbVie in August 2022. This amendment led to a lowered probability of achieving a key milestone that was included in the total consideration of revenue recognition in prior years. The decrease was partially offset by revenue of $4.3 million from license and collaboration arrangements with AbbVie and Ferring. See Note 12 – Licensing and collaboration arrangements of our consolidated financial statements included elsewhere in this annual report for additional information on these collaboration arrangements.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2023		2022
CRO service fees	$8,335	38.9%	$10,511	46.6%
Employee-related expenses	10,525	49.1%	11,776	52.2%
Other research and development expenses	2,588	12.0%	260	1.2%
Total	$21,448	100.0%	$22,547	100.0%

Our research and development expenses decreased by $1.1 million, or 4.9%, from $22.5 million for the year ended December 31, 2022 to $21.4 million for the year ended December 31, 2023, primarily attributable to a decrease of $2.2 million in CRO service fees driven by lower uliledlimab-related and lemzoparlimab-related fees and a decrease of $1.3 million in employee-related expenses due to both lower headcount and a decline in stock price. The decrease was partially offset by an increase in givastomig-related spending.

Administrative Expenses

Our administrative expenses decreased by $0.8 million, or 2.8%, from $29.0 million for the year ended December 31, 2022 to $28.2 million for the year ended December 31, 2023, primarily attributable to the decrease in employee-related expenses of $1.6 million driven by a decline in stock price, partially offset by an increase in professional services fees of $1.1 million due to an increase in legal expenses associated with certain trade secret misappropriation disputes against Inhibrx, Inc.

Impairment of Goodwill

We recognized an impairment of goodwill of $23.0 million for the year ended December 31, 2023, primarily attributable to the termination of a licensing and collaboration agreement with AbbVie in the fourth quarter of 2023. The goodwill impairment was a result of our annual impairment analysis.

Interest Income

We recorded interest income of $9.3 million and $5.0 million for the years ended December 31, 2023 and 2022, respectively. The increase for the year ended December 31, 2023 was primarily attributable to the increase in interest rates on our bank deposits held in U.S. dollars.

Other Income (Expenses), Net

We recorded other expenses of $8.1 million and $28.3 million for the years ended December 31, 2023 and 2022, respectively. The decrease in other expenses for the year ended December 31, 2023 was primarily attributable to a smaller impact from foreign exchange losses for the year ended December 31, 2023, partially offset by the fair value change of put right liabilities.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of $11.4 million and $64.7 million for the years ended December 31, 2023 and 2022, respectively. The change was mainly due to the operating loss of our unconsolidated investee, TJBio Hangzhou.

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

Revenue Recognition

We adopted Accounting Standard Codification 606, Revenue from Contracts with Customers (Topic 606) (the “ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

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

Cost-to-cost measure of progress for over time performance obligations

Under our certain licensing and collaboration arrangement entered into with a business partner, we recognized revenue using the cost-to-cost measure. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date to the total estimated costs for completion of the performance obligations. We generally use a cost-to-cost measure of progress because it best depicts the transfer of benefits to a licensee. We applied significant judgment in estimating the total costs for completion of performance obligations under such licensing and collaboration arrangement.

See Note 12 – Licensing and collaboration arrangements of our consolidated financial statements included elsewhere in this annual report for a further discussion of our licensing and collaboration revenues.

Investments in available-for-sale debt securities

Investments in available-for-sale debt securities are accounted for at fair value. We determine the fair value of our investments with the assistance of an independent third-party valuation firm. We utilized a backsolved methodology to determine the estimated equity value of the investee and subsequently adjust this value as of each reporting period by applying a change in the movement of a selected set of comparable companies and biotech indices. This value was then allocated towards the different preferred share classes of the investment using an option pricing method (“OPM”) and a waterfall approach based on the order of liquidation preferences of the share classes relative to one another. The significant assumptions of the OPM include equity market adjustment, expected time to change in control in years, estimated volatility and a risk-free rate based on the Chinese sovereign yield curve.

The unrealized gains and losses of the investment in available-for-sale debt securities are included as a component of accumulated other comprehensive income. For investments in an unrealized loss position, we assess whether we intend to sell the security or will more likely than not be required to sell the security before recovery of the security’s amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value and the impairment is recognized in other income (expense), net in the consolidated statements of comprehensive loss. If the security does not meet the aforementioned intent or requirement to sell criteria, we evaluate whether the decline in fair value is due to credit-related factors. Any impairment due to credit-related losses are recorded as an allowance for credit losses and are included in other income (expense), net in the consolidated statements of comprehensive loss.

Fair value measurement of put right liabilities

A put right written by us to third party investors in our affiliate was recorded as a freestanding equity-linked instrument and classified as a put right liability. We determined the fair value of the put right with the assistance of an independent third-party valuation firm. We used the option pricing model (Finnerty model) to estimate the fair value of the put right. The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. The expected term is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The spot price was determined using the income approach with assistance from an independent third-party valuation firm. The significant unobservable inputs used in the income approach include revenue growth rates and discount rates.

Research and Development Expenses

Elements of research and development expenses primarily include (i) payroll and other related expenses of personnel engaged in research and development activities, (ii) fees associated with the exclusive development rights of our in-licensed drug candidates, (iii) fees for services provided by CROs, investigators and clinical trial sites that conduct our clinical studies, (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses. Research and development expenses are recognized in expenses as incurred when these expenditures are used for the Group’s research and development activities and have no alternative future uses.

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

We applied significant judgment in developing the fair value of our single reporting unit. Fair value of the reporting unit is estimated by us using a discounted cash flow model which requires us to make judgments and assumptions related to future revenues, discount rate and terminal growth rate. The probabilities of the success of the clinical trials based on the status of these trials and reference to the industry benchmark were also incorporated into the assumption of future revenues.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 – Principal accounting policies— Recent Accounting Pronouncements of our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

We have incurred net losses and negative cash flows from our operations for the years ended December 31, 2024, 2023 and 2022. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses from continuing operations of $49.7 million, $82.2 million and $141.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our primary use of cash is to fund our research and development activities. We used $52.7 million, $72.7 million and $49.6 million in cash for our operating activities for the year ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had cash and cash equivalents of $68.3 million and short-term investments of $105.1 million. Our cash and cash equivalents consist primarily of cash held in banks and short term securities. Historically, we have financed our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. We may need to raise additional capital through various potential sources, such as equity and/or debt financings, strategic relationships, potential strategic transactions or out-licensing of our products.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2024	2023	2022
Summary of Consolidated Statements of Cash Flow:
Net cash used in operating activities from continuing operations	$(52,669)	$(72,697)	$(49,582)
Net cash used in investing activities from continuing operations	$(136,015)	$(15,164)	$(5,180)
Net cash (used in) / generated from financing activities	$(335)	$(8,237)	$3,912
Net cash used in discontinued operations	$(53,958)	$(73,803)	$(40,642)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	$573	$5,197	$14,197
Net decrease in cash, cash equivalents and restricted cash	$(242,404)	$(164,704)	$(77,295)
Cash, cash equivalents and restricted cash, beginning of the year	$310,667	$475,371	$552,666
Cash, cash equivalents and restricted cash, end of the year	$68,263	$310,667	$475,371

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

Based on our current operating plan, we believe that our current cash, cash equivalents and short-term investments of $173.4 million will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect our investors’ rights as ADS holders. The incurrence of indebtedness would result in increased fixed or variable obligations and could result in operating covenants that would restrict our operations, which could potentially dilute the interests of our shareholders. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

As of December 31, 2024, approximately one percent of our cash and cash equivalents were denominated in RMB and held in China. The majority of our cash and cash equivalents is denominated in U.S. dollars and held in the United States. We also expect that the majority of any future revenues and additional fund raising will be denominated in U.S. dollars to support our future working capital requirements and capital expenditures. However, some events that are beyond our control may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operations—Our business and results of operations could be adversely affected by public health crisis and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, contract manufacturing organizations and other contractors operate.”

Operating Activities

Net cash used in operating activities from continuing operations for the year ended December 31, 2024 was $52.7 million. Our net loss was $49.7 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash benefits, including the change in fair value and extinguishment of put right liabilities of $13.9 million and share-based compensation of $1.9 million, partially offset by the settlement of TJ Biopharma repurchase obligations expense of $12.4 million.

Net cash used in operating activities from continuing operations for the year ended December 31, 2023 was $72.7 million. Our net loss was $82.2 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of $10.2 million, impairment of goodwill of $23.0 million and equity in loss of affiliates of $11.4 million, partially offset by changes in certain working capital items, including a decrease in accruals and other payables of $35.7 million.

Net cash used in operating activities from continuing operations for the year ended December 31, 2022 was $49.6 million. Our net loss was $141.2 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including equity in loss of affiliates of $64.7 million and share-based compensation of $13.1 million and changes in certain working capital items, including an increase in accruals and other payables of $18.3 million.

Investing Activities

Net cash used in investing activities from continuing operations for the year ended December 31, 2024 was $136.0 million. The net cash decrease was primarily attributable to $194.7 million of cash used in the purchase of short-term and other investments and $51.1 million of cash used in the purchase of available-for-sale debt securities partially offset by proceeds from disposal of short-term and other investments of $109.8 million.

Net cash used in investing activities from continuing operations for the year ended December 31, 2023 was $15.2 million. The net cash decrease was primarily attributable to $100.0 million of cash used in the purchase of short-term and other investments partially offset by proceeds from disposal of short-term and other investments of $85.0 million.

Net cash used in investing activities from continuing operations for the year ended December 31, 2022 was $5.2 million. The net cash decrease was primarily attributable to $767.5 million of cash used in the purchase of short-term and other investments partially offset by proceeds from disposal of short-term and other investments of $764.4 million.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was $0.3 million, attributable to payment for stock repurchases during the year.

Net cash used in financing activities for the year ended December 31, 2023 was $8.2 million, primarily attributable to $8.6 million used in the payment for stock repurchases during the year, partially offset by $0.4 million of proceeds from exercise of stock options.

Net cash generated from financing activities for the year ended December 31, 2022 was $3.9 million, attributable to the proceeds from exercise of stock options of $6.9 million, partially offset by $3.0 million used in the payment for stock repurchases.

Material Cash Requirements

Contractual Obligation

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our operating lease obligations.

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were less than $0.1 million for the year ended December 31, 2024, and $0.2 million and $2.1 million for the years ended December 31, 2023 and 2022, respectively.

Our operating lease commitments range from approximately 3 to 6 years lease terms, with a total commitment amount of $4.4 million as of December 31, 2024.

Other than those disclosed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Collaborations, Licensing and Other Arrangements

We entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 12 – Licensing and collaboration arrangements of our consolidated financial statements included elsewhere in this annual report for additional information on these collaboration arrangements.

Holding Company Structure

We are a holding company with no material operations of its own. Following the divestiture of our Greater China assets and business operations, we currently conduct our operations primarily through our subsidiary in the United States and only a small portion of business operations in China through our PRC subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our U.S. and PRC subsidiaries. In the event that we may rely on dividends paid by our PRC subsidiary, there are certain limitations imposed by debt instruments or PRC laws, rules and regulations. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution” and “Item 3. Key information—D. Risk Factors—General Risks Related to Our ADSs—Because we do not expect to pay dividends in the foreseeable future, our investors must rely on price appreciation of our ADSs for return on their investment.”

C.
Research and Development, Patents and Licenses, Etc.

Sec “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

DIRECTORS AND EXECUTIVE OFFICERS	AGE	POSITION/TITLE
Xi-Yong (Sean) Fu	53	Director and Chief Executive Officer
Wei Fu	43	Director and Chairperson of the Board of Directors
Lielie Zhang	47	Independent Director
Chun Kwok Alan Au	52	Independent Director
Conor Chia-hung Yang	62	Independent Director
Phillip Dennis, M.D., Ph.D.	62	Chief Medical Officer
Joseph Skelton	34	Chief Financial Officer

Xi-Yong (Sean) Fu, Ph.D. has served as our Chief Executive Officer since November 2024 and Director of I-Mab since July 2024, having previously served as our Interim Chief Executive Officer from July 2024. Before joining I-Mab, Dr. Sean Fu served as an Operating Partner of ABio-X, an incubation platform for life sciences companies, from April 2024 to October 2024. Before joining ABio-X, Dr. Fu was co-founder and served as Chief Executive Officer of RVAC Medicines, an mRNA platform company, from June 2021 to February 2024. Prior to that, Dr. Fu served as Group Vice President and Head of International R&D for Luye Pharma from 2016 to June 2021, overseeing organizations in Boston, Princeton, Germany, Switzerland and Japan. He also served as the Chief Executive Officer of GeneLeap, a Luye subsidiary company focused on DNA and RNA therapeutics. Prior to joining Luye Pharma, in 2016 Dr. Fu served as President of Cueport Inc., a novel drug delivery company. Previously, Dr. Fu worked at Merck & Co. from 2001 to 2016, with responsibilities covering R&D, business development, finance and operational management. Dr. Fu earned Master's and Ph.D. degrees in Materials Science and Engineering from The Ohio State University in 2000 and 2001, respectively, and an MBA from the Wharton School of the University of Pennsylvania in 2010.

Wei Fu has served as our director since June 2018 and Chairman of our board of directors since July 2024. Mr. Fu was appointed by the C-Bridge entities pursuant to the fourth amended and restated shareholders agreement, dated as of July 25, 2019 between us and the other parties thereto, and has served as the Chief Executive Officer since April 2014. Mr. Fu currently also serves on the board of Everest Medicines Limited (HKEX: 1952) and several private companies. From 2011 to 2013, Mr. Fu served as the general manager of the investment department at Far East Horizon International, a financial services organization. Mr. Fu served as a partner and the head of the Beijing office of Themes Investment Management Ltd, a private equity firm specializing in healthcare and environmental businesses, from 2010 to 2011. From 2008 to 2010, Mr. Fu worked as an associate director of the private equity department at Standard Chartered Business Consulting (Beijing) Co., Ltd, where he was mainly responsible for private equity investment in relation to infrastructure projects. Mr. Fu received his bachelor’s degree in electrical engineering and business administration from Nanyang Technological University in Singapore in February 2005.

Lielie Zhang has served as our director since September 2024. Mr. Zhang has extensive experience as a public company board member and in corporate and financial management. Mr. Zhang is currently a member of the board of directors of Shanghai Chengtou Holding Co., Ltd (600649.SH) and Simcere Pharmaceutical Group (HKG: 2096) has been serving as an investment director at various departments at Hony Capital, a leading investment group that focuses on private equity, real estate, innovation, mutual funds, and hedge funds, since 2015. Prior to joining Hony Capital, Mr. Zhang was in the investment banking department of Pudong Development Bank for over ten years from 2004 to 2015. Mr. Zhang received a master’s degree in political economy from Fudan University in 2004 and a bachelor’s degree in economics from Fudan University in 2000. Mr. Zhang also holds the Fund Management Qualification, issued by the Asset Management Association of China.

Chun Kwok Alan Au has served as our director since January 2020. Mr. Au is the founder of GT Healthcare, a private equity fund focusing on cross border healthcare investments and has served as a managing partner since September 2015. Mr. Au has served as a member of the board of directors, and the chairman of the audit committee of CSPC Pharmaceutical Group (HKEX: 1093), a leading pharmaceutical group in China, since January 2021. Mr. Au also has served as a panel member for the Entrepreneur Support Scheme (ESS Program) of the Innovation and Technology Fund of the Hong Kong SAR Government from 2014 to 2022. Mr. Au was an advisor to Simcere Pharmaceutical Group, a leading pharmaceutical company in China (previously listed on NYSE: SCR, privatized in December 2013, when Mr. Au served as chairman of the special committee on the board of directors). Mr. Au was also a member of the board of China Nepstar Chain Drugstore Ltd. (NYSE: NPD, privatized in September 2016) from 2013 to 2016. He was also a member of the board of Cellular BioMedicine Group (Nasdaq: CBMG, privatized in February 2021), a clinical-stage biopharmaceutical firm engaged in the development of immunotherapies for cancer and stem cell therapies from 2014 to February 2021. Prior to these, Mr. Au served as the head of the Asia Healthcare Investment Banking of Deutsche Bank Group, advising healthcare IPOs and M&A in the region from 2011 to 2012. Prior to that, Mr. Au served as an investment director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2010. Mr. Au worked at Morningside Group as a director in charge of healthcare investments in Asia from 2000 to 2005. Mr. Au received his bachelor’s degree in psychology from Chinese University of Hong Kong in 1995 and his master’s degree in management from Columbia Business School in New York in 2007. Mr. Au is a certified public accountant (CPA) in the United States and a chartered financial analyst (CFA). He is a member of the Hong Kong Institute of Financial Analysts and member of the American Institute of Certified Public Accountants.

Conor Chia-hung Yang has served as our director since January 2020. Mr. Conor Yang has also served on EHang’s (Nasdaq: EH) board of directors since December 2019 and as EHang’s chief financial officer since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

Phillip Dennis, M.D., Ph.D. has served as our Chief Medical Officer since June 2024. Prior to joining I-Mab, Dr. Dennis was Vice President of Lung Cancer Strategy at Sanofi (Nasdaq: SNY) from April 2021 to June 2024. Prior to Sanofi, Dr. Dennis was Vice President of Lung Cancer Strategy and Global Clinical Lead at AstraZeneca (Nasdaq: AZN) from 2014 to April 2021. Prior to his pharmaceutical career, Dr. Dennis was Professor of Oncology, Medicine, and Pharmacology at Johns Hopkins University, where he served as the Director of the Center of Excellence for Thoracic Oncology from 2012 to 2014. Dr. Dennis began his academic career as a translational researcher at the US National Cancer Institute from 1998 to 2012, where he achieved tenure as a Senior Investigator in 2006. Dr. Dennis completed his residency in Internal Medicine and fellowship in Medical Oncology at Johns Hopkins and received his MD and Ph.D. degrees from the New York University School of Medicine as part of the Medical Scientist Training Program. Dr. Dennis received his undergraduate degree from the University of Virginia, where he was an Echols Scholar. He has won several awards including an NIH Merit Award and is an elected member of the American Society for Clinical Investigation.

Joseph Skelton has served as our Chief Financial Officer since February 2024. From May 2021 to February 2024, Mr. Skelton served as a senior vice president in the healthcare investment banking group at Truist Securities, where he covered the biopharma sector. Prior to joining Truist, Mr. Skelton served as an investment banker of the healthcare investment banking group at Cantor Fitzgerald from April 2020 to May 2021. Mr. Skelton also worked in the corporate development department at Amneal Pharmaceuticals from 2019 to April 2020. Prior to joining Amneal, Mr. Skelton served as an associate of the healthcare investment banking group at Cantor

Fitzgerald and as an investment banking analyst and associate at Janney Montgomery Scott. Mr. Skelton began his career as an analyst at Ernst and Young. Mr. Skelton received his master’s degree in accounting and bachelor’s degree in business and economics from Lehigh University.

B.
Compensation.

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately $3.7 million for salaries and benefits in cash to our current and former executive officers, and an aggregate of approximately $0.6 million for compensation in cash to our independent directors. We did not pay any compensation to our directors who are not our independent directors or executive officers. In addition, during the fiscal year ended December 31, 2024 we paid approximately $231 thousand to ABio-X Holdings, Inc. (“ABio-X”) pursuant to the terms of a secondment agreement (the “Secondment Agreement”) between I-MAB US and ABio-X, pursuant to which Dr. Fu was seconded by ABio-X to I-MAB US and its affiliates, including the Company (the “I-Mab Group”), to serve as Interim CEO of the I-Mab Group on a substantially full-time basis. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Secondment Agreement” for additional information. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with our Chief Executive Officer and offer letters with each of our other executive officers. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each executive officer’s anticipated responsibilities and the individual experience they bring to the company.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Director Compensation

Each member of the board of directors who is not an employee of the Company is eligible to receive cash and equity compensation pursuant to a Non-Employee Director Compensation Policy (the ‘Director Compensation Policy’).

Cash Compensation

Pursuant to the Director Compensation Policy, each non-employee director receives an annual cash retainer of $45,000; the chairperson receives an additional $35,000 per year. In addition, the chair of the Audit Committee, the Chair of the Compensation Committee and the Chair of the Nominating and Corporate Governance Committee receive an additional cash retainer of $20,000, $15,000 and $10,000, respectively, each year. The members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee receive an additional cash retainer $10,000, $7,500 and $5,000, respectively, each year, however, in each case such cash retainer is payable only to members who are not the chairperson of such committee.

Equity Compensation

In addition to the cash compensation structure described above, the Director Compensation Policy provides for the following equity incentive compensation program for non-employee directors.

Initial Grant. Each non-employee director who joins our board of directors will automatically, be granted a one-time, initial stock option to purchase shares equal to the number of Ordinary Share Equivalents that results in the aggregate grant date fair value of the option award pursuant to ASC Topic 718 being equal to $75,000 (each, an “Initial Option Award”) and a restricted share unit award equal to the number of ADSs that results in the aggregate grant date fair value of the option award pursuant to ASC Topic 718 being equal to $75,000 (each an “Initial RSU Award”). The shares subject to each Initial Option Award will vest in equal annual installments over a three year period such that the Initial Option Award is fully vested on the third anniversary of the date of grant, subject to the non-employee director’s continuous service through each such vesting date and will vest in full upon certain changes in control. The shares subject to each Initial RSU Award will vest in equal annual installments over a three year period such that the Initial RSU Award is fully vested on the third anniversary of the date of grant, subject to the non-employee director’s continuous service, and will vest in full upon certain changes in control.

Annual Grant. Annually in October, each person who is then a non-employee director of ours will automatically be granted a stock option to purchase shares equal to the number of Ordinary Share Equivalents that results in the aggregate grant date fair value of the option award pursuant to ASC Topic 718 being equal to $100,000 (each, an “Annual Grant”). The shares subject to the Annual Grant will vest in full on the first anniversary of the date of grant, subject to the non-employee director’s continuous service, and will vest in full upon certain changes in control.

Share Incentive Plans

Second Amended and Restated 2017 Employee Stock Option Plan

In October 2017, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2017 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 9,609,084, subject to certain adjustments. As of March 19, 2025, options to purchase an aggregate of 291,042 ordinary shares under the 2017 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the grant date. No additional shares may be issued under the 2017 plan.

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

The following table summarizes, as of March 19, 2025, the number of ordinary shares underlying outstanding options that we granted under the 2017 Plan, excluding options that were forfeited, cancelled or exercised after the grant date.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	1.00	October 1, 2017	October 1, 2027
	*	1.00	September 17, 2018	September 17, 2028
Total	291,042

* Less than 1% of our total outstanding shares.

Second Amended and Restated 2018 Employee Stock Option Plan

In February 2019, we adopted an equity incentive plan (as last amended and restated in December 2019), which we refer to as the 2018 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 11,005,888, subject to certain adjustments. As of March 19, 2025, no options under the 2019 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the grant date. No shares may be issued under the 2018 plan.

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

Eligible participants. We may grant awards to employees or if approved by the board of directors, designee of any employee.

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

2019 Share Incentive Plan

In October 2019, we adopted an equity incentive plan, which we refer to as the 2019 Plan, to promote the success and enhance the value of our company. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance is 100,000. As of March 19, 2025, no options under the 2019 Plan had been granted and remained outstanding, excluding options that were forfeited, cancelled or exercised after the grant date. No shares may be issued under the 2019 plan.

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

2020 Share Incentive Plan

In July 2020, we adopted the 2020 Share Incentive Plan, which we refer to as the 2020 Plan, to promote the success and enhance the value of our company. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 10,760,513 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2020 Plan should not exceed 7,686,081 ordinary shares. As of March 19, 2025, options to purchase an aggregate of 341,253 ordinary shares and restricted share units to receive an aggregate of 2,008 ordinary shares under the 2020 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. No additional shares may be issued under the 2020 plan.

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

The following table summarizes, as of March 19, 2025, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2020 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	5.91	August 14, 2020	August 14, 2030
	*	9.20	March 4, 2022	March 4, 2032
Total	341,253

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	N/A	May 10, 2021	—
Total	2,008

* Less than 1% of our total outstanding shares.

2021 Share Incentive Plan

In May 2021, we adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan, to promote the success and enhance the value of our company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,023,618 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2021 Plan should not exceed 6,011,809 ordinary shares. As of March 19, 2025, options to purchase an aggregate of 266,455 ordinary shares and restricted share units to receive an aggregate of 10,414 ordinary shares under the 2021 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. No additional shares may be issued under the 2021 plan.

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

The following table summarizes, as of March 19, 2025, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2021 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	26.39	July 27, 2021	July 27, 2031
	*	9.20	March 4, 2022	March 4, 2032
Total	266,455

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	N/A	July 27, 2021	—
	*	N/A	March 4, 2022	—
Total	10,414

* Less than 1% of our total outstanding shares.

2022 Share Incentive Plan

In June 2022, we adopted the 2022 Share Incentive Plan, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company. Under the 2022 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 13,148,594 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 5,478,577 ordinary shares. Notwithstanding the foregoing, if we successfully complete extraordinary goals as approved by our board of directors, or such extraordinary goals are waived by our board of directors, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 15,340,034 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 7,670,017 ordinary shares. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan shall be proportionately adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of March 19, 2025, options to purchase an aggregate of 577,231 ordinary shares and restricted share units to receive an aggregate of 108,252 ordinary shares under the 2022 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. No additional shares may be issued under the 2022 plan.

The following paragraphs describe the principal terms of the 2022 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or any authorized officer to the extent that the powers or authority of the board of directors under the Plan have been delegated to such officer administers the plan and determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

The following table summarizes, as of March 19, 2025, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2022 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	2.48	January 4, 2023	January 4, 2033
Total	577,231

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	*	N/A	January 4, 2023	—
Total	108,252

* Less than 1% of our total outstanding shares.

2024 Omnibus Incentive Plan

In May 2024, we adopted the 2024 Omnibus Incentive Plan, which we refer to as the 2024 Plan, to promote the success and enhance the value of our company. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,508,276 shares, plus (i) the sum of any returning shares which become available from time to time, plus (ii) the sum of any shares which, but for the termination of the predecessor plans immediately prior to the effective date, were at such time reserved and available for issuance under the predecessor plans but not issued or subject to outstanding awards, plus (iii) an annual increase on the first day of each calendar year for a period of not more than ten years beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to (x) five and a half percent (5.5%) of the total number of Shares outstanding on the last day of the immediately preceding calendar year or (y) such lesser amount (including zero) that our board of directors determines for purposes of the annual increase for that calendar year. As of March 19, 2025, options to purchase an aggregate of 9,285,758 ordinary shares and restricted share units to receive an aggregate of 4,519,116 ordinary shares under the 2024 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

The following paragraphs describe the principal terms of the 2024 Plan:

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or other share-based awards.

Plan Administration. Our board of directors or any authorized officer to the extent that the powers or authority of the board of directors under the Plan have been delegated to such officer administers the plan and determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

The following table summarizes, as of March 19, 2025, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2024 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	2,489,336	0.76	May 30, 2024	May 30, 2034
	1,137,373	0.79	June 17, 2024	June 17, 2034
	*	0.70	July 1, 2024	July 1, 2034
	2,171,338	0.46	September 3, 2024	September 3, 2034
	*	0.53	October 1, 2024	October 1, 2034
	2,863,500	0.47	November 1, 2024	November 1, 2034
Total	9,285,758

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	1,226,804	N/A	May 30, 2024	—
	*	N/A	June 17, 2024	—
	*	N/A	July 1, 2024	—
	2,863,500	N/A	November 1, 2024	—
Total	4,519,116

* Less than 1% of our total outstanding shares.

C.
Board Practices

As of the date of this annual report, our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested. A director who is interested in a contract, proposed contract or arrangement should declare the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors who are not our executive officers has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, and an environmental, social and governance (ESG) committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Mr. Lielie Zhang. Mr. Conor Chia-hung Yang is the chairperson of our audit committee. We have determined that each of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au, and Mr. Lielie Zhang satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Conor

Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Wei Fu, Mr. Chun Kwok Alan Au and Mr. Conor Chia-hung Yang. Mr. Wei Fu is the chairperson of our compensation committee. We have determined that each of Mr. Chun Kwok Alan Au and Mr. Conor Chia-hung Yang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Environmental, Social and Governance Committee. Our environmental, social and governance (“ESG”) committee consists of Mr. Chun Kwok Alan Au and Xi-Yong (Sean) Fu. Mr. Chun Kwok Alan Au is the chairman of our environmental, social and governance committee. In addition, we have also established an ESG working group to address daily ESG workflows. The environmental, social and governance committee is responsible for, among other things:

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

D.
Employees.

We had 32, 220, and 318 employees as of December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, all our employees were in the United States. The decrease in employees between 2023 and 2024 is primarily attributable to the divestiture of our Greater China assets and business operations in April 2024. The table below sets forth our employees by function as of December 31, 2024:

Number of Employees
Management	3
Research and development	21
General and administrative	8
Total	32

We recruit our employees primarily through recruitment websites, recruiters, internal referrals and job fairs. Approximately 78% of employees hired in 2024 came through internal referrals. Approximately 75% of our employees hold a master’s degree or above. We recruit our employees based on their qualification and potential. We prohibit any form of discrimination (including employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture.

We believe we offer competitive salaries, benefits, and additional incentives to our employees. Employee compensation and benefits include position-specific salary, bonus and allowance, statutory insurance, statutory holidays, benefits and vacations, etc., as well as a series of internal morale boosting incentive programs. We work to reward employees for exceptional performance.

We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. We invest in employees’ career development and provide them opportunities to keep updating their skills and knowledge. Our training system includes induction training for new employees, training on general knowledge, professional skills training, and leadership training, among which, leadership training focuses on improving employees’ knowledge and ability in compliance management, drug quality control, business audit and financial standard procedures. We encourage our employees to develop various training courses, and grade the content setting, applicability, practicability, and lecturer quality of the courses, to continuously improve them through collecting and addressing feedback. We have not established a labor union. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.

We enter into standard confidentiality agreements with all of our key management and research staff. The contracts with our key personnel typically include a standard non-compete agreement that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment. The contracts also typically include undertakings regarding assignment of innovations and discoveries made during the course of his or her employment. For further details regarding the terms of confidentiality and employment agreements with our key management, see “Item 6. Directors, Senior Management and Employees.”

E.
Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 19, 2025 by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own 5% or more of our total outstanding shares.

Percentage of beneficial ownership is based on 187,452,495 total outstanding ordinary shares as of March 19, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The beneficial owners shown in the table below may hold ordinary shares and/or ADSs. The values in the table are presented on an ordinary share basis for uniformity.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:**
Xi-Yong (Sean) Fu	—	—
Wei Fu (1)	33,571,163	17.9
Lielie Zhang	117,300	*
Chun Kwok Alan Au	—	—
Conor Chia-hung Yang	—	—
Phillip Dennis	214,245	*
Joseph Skelton	895,675	*
All Directors and Executive Officers as a Group	34,798,383	18.6
Other Principal Shareholders:
C-Bridge entities (1)	29,448,395	15.7
T INVESTMENT LIMITED (2)	18,795,651	10.0
Hillhouse entities (3)	13,755,306	7.3
Jingwu Zhang Zang (4)	9,530,579	5.1

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 19, 2025.

** Except as otherwise indicated below, the business address of our directors and executive officers is 2440 Research Blvd, Suite 400, Rockville, MD 20850, the United States.

(1)
Represents (i) 1,583,284 ADSs (representing 3,641,554 ordinary shares) directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 2,423,721 ADSs (representing 5,574,560 ordinary shares) directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 5,123,549 ADSs (representing 11,784,164 ordinary shares) directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (iv) 1,030,237 ADSs (representing 2,369,546 ordinary shares) directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, (v) 6,078,571 ordinary shares directly held by Everest Medicines Limited, a Cayman Islands limited liability company, and (vi) 1,792,508 ADSs (representing 4,122,768 ordinary shares) directly held by Nova Aqua Limited, a British Virgin Islands limited liability company that is held through a trust established by Mr. Wei Fu (as the settlor) for the benefit of Mr. Wei Fu and his family. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited, Everest Medicines Limited are collectively referred to as the C-Bridge entities. CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. Mr. Wei Fu is the sole director of C-Bridge Capital GP, Ltd. Everest Medicines Limited is a public company listed on the Hong Kong Stock Exchange and controlled by funds which are under common control of the C-Bridge group, which, in turn, is controlled by Mr. Wei Fu. Information relating to the C-Bridge entities and regarding beneficial ownership is reported as of January 29, 2025, based on the information contained in the Schedule 13D filed by the C-Bridge entities on February 5, 2025. The business address of these entities is 88 Market Street, #46-04/05 Capitaspring, Singapore (048948).
(2)
Represents 8,172,022 ADSs (representing 18,795,651 ordinary shares) directly held by T INVESTMENT LIMITED. Information regarding beneficial ownership is reported as of November 23, 2023, derived from the information contained in the Schedule 13D filed by T INVESTMENT LIMITED on December 1, 2023, assuming the shares reported thereunder refer to the ADSs. Please see the Schedule 13D filed by T INVESTMENT LIMITED with SEC on December 1, 2023 for information relating to T INVESTMENT LIMITED. The business address of T Investment Limited is Flat B, 4th Floor, Haven Commercial Building 6-8, Tsing Fung Street, Hong Kong.
(3)
Represents (i) 5,980,568 ADSs (representing 13,755,306 ordinary shares) held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P., or YHG, and the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund IV, L.P., or Fund IV. Fund IV owns HH IMB Holdings Limited, or HH IMB. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB. HH IMB, YHG and HHLR Fund are collectively referred to as the Hillhouse entities. Information regarding beneficial ownership is reported as of December 31, 2024, based on the information contained in the Schedule 13F filed by HHLR on February 14, 2025. Please see the Schedule 13F filed by HHLR with SEC on February 14, 2025 for information relating to the HHLR. The business address of HHLR is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, E9 KY1-9006.
(4)
Represents (i) 2,072,899 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company, (ii) 273,256 ordinary shares held by Dr. Zang through The 2019 Hasselt Revocable Trust, (iii) 5,962,625 ordinary shares, including 114,890 ordinary shares in the form of ADSs, held by Dr. Zang through The Doctor Zang 2020 Dynasty Trust, and (iv) 531,216 ADSs (representing 1,221,799 ordinary shares). Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Three other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is co-managed by Ms. Zang (Dr. Zang’s spouse), as the trustee, and by Dr. Zang, as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 2,072,899 ordinary shares held by Mabcore Limited, while three other individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited. The registered address of Mabcore Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The 2019 Hasselt Revocable Trust was established under the laws of the State California and is co-managed by Dr. Zang and Ms. Zang, each as a settlor and a trustee. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is co-managed by Dr. Zang, as the settlor and the investment trustee, and by Ms. Zang, as the trustee.

To our knowledge, as of March 19, 2025, 187,452,495 of our ordinary shares were held by three record holders in the United States, representing approximately 90.0% of our total outstanding shares. One of the U.S. holders is Citibank, N.A.(“Citibank”), the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

The following is a description of related party transactions we have entered into or been a participant in since January 1, 2024, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

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

Demand Registration Rights. The holders of a majority of the registrable securities then issued and outstanding may request in writing that we file a registration statement covering the registration of at least 20% of the registrable securities (or any lesser percentage if the anticipated gross receipts from the offering are to exceed $5.0 million). Upon such a request, we should, within ten business days of the receipt of such written request, give written notice of such request to all holders, and use our best efforts to effect, as soon as practicable, the registration of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within 20 days after receipt of the request notice. We have the right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders if our board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such twelve-month period. We are not obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration. We are not obligated to effect more than three demand registrations. This demand registration right is subject to the customary exclusion right of the underwriters.

Registration on Form F-3. If we qualify for registration on Form F-3, any holder or holders of a majority of all registrable securities then issued and outstanding may request in writing that we effect a registration on Form F-3 (or an equivalent registration in a jurisdiction outside of the United States). We should promptly give written notice of the proposed registration and as soon as practicable, effect such registration within 20 days after we provide the aforesaid written notice. The holders are entitled to an unlimited number of registrations on Form F-3 so long as such registration offerings are in excess of $500,000. We are not obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration other than a registration from which registrable securities of the holders have been excluded, or if we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration in any particular jurisdiction.

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

Deed of Undertaking

In December 2019, a deed of undertaking was made by our company and a few shareholders of our company, each as a warrantor, to the other shareholders of our company (other than the shareholder warrantors), each as a warrantee, pursuant to which each warrantor represents and warrants to each warrantee that it has provided each warrantee with all information and documents in connection with our initial public offering that has the effect of establishing rights or otherwise benefiting any shareholder in a manner more favorable than the corresponding terms applicable to the warrantee in relation to our initial public offering (collectively, the “More Favorable Arrangements”). Pursuant to the deed of undertaking, until the fifth anniversary of the completion of our initial public offering, we will not directly or indirectly enter into any agreements or arrangements or modify, amend or waive any existing agreements or arrangements of any kind that would have the effect of establishing the More Favorable Arrangements; provided that it will be allowed to adopt or modify any employee incentive plans and grant options to the management or any employee of our company after our initial public offering pursuant to such plans and in accordance with the then effective memorandum and articles of association and the applicable listing rules for the purpose of rewarding their bona fide services.

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

Expenses. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for the Hillhouse Entities exceeding $30,000, (ii) underwriting discounts and selling commissions applicable to sale of registrable securities, and (iii) fees payable pursuant to the deposit agreement.

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

Divestiture of Our Greater China Assets and Business Operations

On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations to TJBio Hangzhou, and the divestiture of business operations in China was completed on April 2, 2024. Pursuant to the divestiture, we transferred 100% of the outstanding equity interest in TJBio Shanghai, which operates our business in China, on a cash-free and debt-free basis, to TJBio Hangzhou, including our rights to the Greater China portfolio, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture, we no longer own any rights to the Greater China portfolio. The transaction also extinguished existing repurchase obligations owed by a wholly-owned subsidiary of ours in the amount of approximately $183 million. As of December 31, 2024, all remaining repurchase obligations have been fully extinguished.

Secondment Agreement

On August 28, 2024, in connection with Dr. Fu’s appointment as Interim CEO, ABio-X entered into the Secondment Agreement with I-Mab Biopharma US, a wholly-owned subsidiary of the Company, pursuant to which Dr. Fu was seconded by ABio-X to the I-Mab Group, to serve as Interim CEO of the I-Mab Group on a substantially full-time basis. Pursuant to the Secondment Agreement, Dr. Fu was secondment with I-Mab Group for a six-month period, effective as of July 15, 2024 (the “Secondment Period”). Thereafter, the Secondment Agreement will automatically renew for successive one-month terms, or as otherwise agreed upon by mutual written agreement of ABio-X and I-Mab US. During Dr. Fu’s secondment, Dr. Fu received a monthly salary of $50 thousand, subject to tax withholding to the extent required by law, and continued to receive the benefits provided to him by ABio-X at the time. I-Mab Biopharma US paid Dr. Fu’s monthly salary to ABio-X, and ABio-X then paid such amount to Dr. Fu in accordance with the Secondment Agreement. In addition, Dr. Fu’s benefit expenses incurred by ABio-X during the Secondment Period were reimbursed by I-Mab Biopharma US. On November 1, 2024, in connection with Dr. Fu’s appointment as the Company’s permanent Chief Executive Officer, the Secondment Agreement was terminated. Dr. Fu received approximately $231 thousand pursuant to the Secondment Agreement. ABio-X is a wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P. As disclosed in this annual report, C-Bridge Healthcare Fund V, L.P. and its affiliates hold more than 15% of the total outstanding shares of the Company.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

In December 2021, we entered into a supplementary sublicensing agreement with TJBio Hangzhou, pursuant to which TJBio Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay $3.0 million to us for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of $3.0 million from TJBio Hangzhou, we made the payment of $3.0 million to Ferring during 2022.

In May 2022, we entered into an amended and restated license and sublicense agreement and a cell line and manufacturing collaboration agreement with Ferring, under which we granted to Ferring an exclusive, perpetual and transferable sublicense, with the right to grant further sublicenses to sublicensees, under all of the intellectual properties licensed to us by our business partner, to research, develop, make, import, use and sell olamkicept as expressed by or produced by cell lines created by our business partner and its affiliates in any human indications in the territories other than Greater China and Korea. We also granted to Ferring an exclusive, perpetual and royalty-free license, with right of sublicense to sublicensees, under the intellectual property owned or controlled by our company which relates to cell lines created by our business partner and its affiliates, for the research, development, making, using or selling of olamkicept, including prespecified patents and know-how and improvements thereto. In December 2022, we delivered the data package defined in the first milestone of the amended and restated license and sublicense agreement with Ferring and recognized $5.5 million of revenue. We subsequently paid to TJBio Hangzhou $2.75 million and reduced the amount of revenue recognized by such amount.

On July 16, 2022, TJBio Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise the RMB equivalent of approximately $46 million. On the same date, we, through our wholly-owned subsidiary, entered into a shareholders agreement with TJBio Hangzhou and other domestic investors in TJBio Hangzhou named therein.

In connection with the divestiture of our Greater China assets and business operations, we participated in the Series C fundraising of TJBio Hangzhou for an equity interest subscription of $19.0 million in cash.

As of April 2, 2024, TJBio Hangzhou is no longer a related party.

C.
Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18 Financial Statements.”

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

In April 2020, Tracon issued a notice of disputes with respect to the agreements we entered into with it to co-develop TJD5 and bispecific antibodies, respectively. In February 2021, we sent Tracon a notice to terminate the agreement we entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of $9.0 million owing to Tracon. Accordingly, we have already accrued and recorded this termination fee of $9.0 million as administrative expenses in our consolidated financial statements for the year ended December 31, 2021. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, we announced positive outcomes in the arbitration. The arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with I-Mab. The arbitration award completely denied Tracon’s damages claim of over $200.0 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the agreement in relation to bispecific antibodies. Based on the arbitration award, I-Mab bears a portion of Tracon’s legal fees and costs, totaling approximately $13.5 million, which was recorded as administrative expenses in our consolidated financial statements for the year ended December 31, 2022. In July 2023, I-Mab paid the pre-agreed termination fee in relation to TJD5 and the agreed-upon portion of Tracon’s legal fees and costs to Tracon. The financial impacts of the transaction were allocated to discontinued operations for the periods presented.

Furthermore, on January 31, 2024, Ningbo Yanyuan Yaoshang Industry Finance Equity Investment Partnership (Limited Partnership), or Yanyuan Yaoshang, Ningbo Yanchuang Yaoshang Yangming Entrepreneurship Investment Partnership (Limited Partnership), or Yanyuan Yangming, Jiangsu Yanyuan Eastern Entrepreneurship Equity Investment Partnership (Limited Partnership), or Yanyuan Eastern, Ningbo Rongshun Yanyuan Entrepreneurship Equity Investment Partnership (Limited Partnership), or Rongshun Yanyuan, and Ningbo Yanyuan Innovation Entrepreneurship Equity Investment Partnership (Limited Partnership), or Yanyuan Innovation, (collectively “Claimants”), as shareholders of I-Mab Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. The Claimants seek the following relief: (1) an order that I-Mab Hong Kong pays Yanyuan Yaoshang the equity transfer payment and premium in total amount of $2.67 million as of January 29, 2024; (2) an order that I-Mab Hong Kong pays Yanyuan Yangming the equity transfer payment and premium in total amount of $4.27 million as of January 29, 2024; (3) an order that I-Mab Hong Kong pays Yanyuan Eastern the equity transfer payment and premium in total amount of $3.74 million as of January 29, 2024; (4) an order that I-Mab Hong Kong pays Rongshun Yanyuan the equity transfer payment and premium in total amount of $3.34 million as of January 29, 2024; (5) an order that I-Mab Hong Kong pays Yanyuan Innovation the equity transfer payment and premium in total amount of $3.34 million as of January 29, 2024; (6) an order that I-Mab Hong Kong pays all arbitration fees and property preservation fees incurred by the Claimants. As of June 30, 2024, we reached a settlement and paid the RMB equivalent of $17.3 million to the Claimants from funds previously placed into escrow and completed the equity transfer thereafter.

On March 1, 2022, we filed a complaint in the United States District Court for the District of Delaware, naming Inhibrx, Inc. (“Inhibrx”) and Dr. Brendan Eckelman as defendants (together “the Defendants”). This trial was related to the litigation against the Defendants’ alleged misappropriation of the Company’s preclinical and clinical trade secret data, allegedly obtained by Dr. Eckelman while acting as an expert witness for Tracon. The Company sought damages in the form of a lump sum reasonable royalty, along with exemplary damages for Defendants’ willful and malicious misappropriation. The judge bifurcated for a later bench trial the Company’s claims related to Defendants’ misappropriation of its business trade secret information. On November 1, 2024, a federal jury in the United States District Court for the District of Delaware found in favor of the Defendants in this bifurcated trial relating to a portion of the Company’s trade secret information.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in the United States and China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution.”

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

B.
Significant Changes

On January 28, 2025, we completed a workforce reduction designed to improve operational efficiencies and realign the Company’s clinical development support as a result of the Company’s recently announced pipeline reprioritization (the “Realignment Plan”). The Realignment Plan reduced the Company’s workforce by approximately 27%.

We incurred charges associated with the Realignment Plan in 2025 of approximately $0.8 million primarily related to employee severance payments, benefits and related termination costs. The Realignment Plan is expected to result in annual operating expense savings of approximately $3.0 million.

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

Our current memorandum and articles of association also authorize our board of directors to issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•
the designation of the series;
•
the number of preferred shares to constitute such series;
•
the dividend rights, dividend rates, conversion rights, voting rights; and
•
the rights and terms of redemption and liquidation preferences.

Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies of the Cayman Islands for inspection by any person on payment of a fee. Shareholders have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

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

Our PRC counsel, JunHe LLP, is of the opinion that, based on its understanding of the current PRC Laws and Regulations, as I-Mab does not meet all of the above conditions and given that neither I-Mab nor any of its PRC Subsidiaries has received any notice from the PRC tax authorities confirming, directly or indirectly, that I-Mab is a PRC resident enterprise for PRC enterprise income tax purposes as of the date of this annual report, I-Mab should not be considered as a PRC resident enterprise for PRC enterprise income tax purposes as of the date of this annual report.

I-Mab is incorporated outside of China and it is not controlled by a PRC enterprise or PRC enterprise group. We have structured a clear management guideline in place to segregate the policy set up and business operating execution responsibilities in order to differentiate the effective control from our headquarter office and subsidiaries including record keeping and offshore work location plan.

I-Mab is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” We cannot guarantee our investors that PRC tax authorities will not take a different view.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986 as (the “Code”). This discussion is based upon the Code, U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in each case as in effect on the date hereof and subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or IRS, or a court will not take a contrary position. This discussion does not address the estate, gift, Medicare, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares or the special tax accounting rules under Section 451(b) of the Code. This discussion, moreover, does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances or to investors subject to special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;

•
cooperatives;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;
•
traders in securities that elect to use a mark-to-market method of accounting;
•
certain former U.S. citizens or long-term residents;
•
tax-exempt entities (including private foundations);
•
governmental entities;
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

all of whom may be subject to tax rules that differ significantly from those discussed below. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, and local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as a “dividend” for U.S.

federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year; and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Market and we anticipate that our ADS should be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of U.S. Treasury Regulations.

As discussed below, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments) and income (in particular, the generation of interest income and lack of active income), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Because the determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations, we cannot provide any assurances as to our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold our ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the next paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under such rules:

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

Certain elections, if available, may be made to result in an alternative to the foregoing rules. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or deductible loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A “qualified electing fund,” QEF, election, if available and made, also would result in an alternative to the PFIC rules described above. However, we do not intend to provide information necessary for U.S. Holders to make QEF elections for the taxable year ended December 31, 2024.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. The PFIC rules are complex, and each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility and advisability of making any elections under the PFIC rules and the PFIC reporting requirements, in such U.S. Holder’s particular circumstances.

Backup Withholding and Information Reporting

U.S. Holders generally will be subject to information reporting requirements with respect to dividends on ADSs or ordinary shares and proceeds from the sale or other disposition of ADSs or ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. Holder is an “exempt recipient.” In addition, U.S. Holders may be subject to backup withholding on such payments, unless the U.S. Holder provides a taxpayer identification number on a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Furthermore, certain individual U.S. Holders are required to report information relating to an interest in ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership, and disposition of our ADSs or ordinary shares.

THE DISCUSSION ABOVE IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES, AND IS NOT TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSIDERATIONS IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY TAX REPORTING REQUIREMENTS AND THE IMPACT OF ANY POTENTIAL CHANGE IN LAW.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. Our investors can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest and Credit Risk

We had cash, cash equivalents, and short-term investments of $173.4 million as of December 31, 2024. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2024, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.

Our credit risk is primarily attributable to the carrying amounts of cash, cash equivalents and short-term investments. The carrying amounts of cash, cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. We mainly place or invest cash, cash equivalents and short-term investments with financial institutions in the United States. We do not believe that our cash, cash equivalents and short-term investments have significant risk of default or illiquidity, and we will continually monitor the credit worthiness of these financial institutions. While we believe our cash, cash equivalents and short-term investments do not contain excessive risk, future investments may be subject to adverse changes in market value.

Foreign Exchange Risk

A significant portion of our expenses are denominated in U.S. dollars, a small portion of our expenses are denominated in RMB, and most of our assets and liabilities are denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of our investors’ investments in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where our contractors locate, because we need to incur expenses in local currencies, while our ADSs will be traded in U.S. dollars.

Other currencies have fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or government policies may impact the exchange rate between the U.S. dollar and other currencies in the future.

To the extent that we need to convert U.S. dollars into other currencies for our operations, appreciation of these currencies against the U.S. dollar would have an adverse effect on the converted amount of the other currencies. Conversely, if we decide to convert other currencies into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against these currencies would have a negative effect on the U.S. dollar amounts available to us. A decline in the value of other currencies against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of our investors’ investments in our company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

Citibank, as depositary for our ADSs, registers and delivers the ADSs. Each ADS represents an ownership interest in a designated number of ordinary shares which we deposit with the custodian, as agent of the depositary. Each 10 ADSs represents 23 ordinary shares. The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). The depositary’s office is located at 388 Greenwich Street, New York, New York 10013.

A deposit agreement among ourselves, the depositary and our investor as ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time sets out the ADR holder rights as well as rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. A copy of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

Fees and Charges Our ADS Holders May Have to Pay

The depositary of our ADS facility, Citibank, charges the following fees for the services performed under the terms of the deposit agreement:

ADS Fees

The following ADS fees are payable under the terms of the Deposit Agreement:

	Service	Rate	By Whom Paid

(1)

Issuance of ADSs ( e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.

		Up to $5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.

(2)	Cancellation of ADSs ( e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.

(3)	Distribution of cash dividends or other cash distributions ( e.g., upon a sale of rights and other entitlements).	Up to $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(4)	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs ( e.g., spin-off shares).	Up to $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.

(6)	ADS Services.	Up to $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

(7)	Registration of ADS Transfers ( e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	Up to $5.00 per 100 ADSs (or fraction thereof) transferred.	Person for whom or to whom ADSs are transferred.

(8)

Conversion of ADSs of one series for ADSs of another series ( e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa ).

		Up to $5.00 per 100 ADSs (or fraction thereof) converted.	Person for whom ADSs are converted or to whom the converted ADSs are delivered.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Depositary agrees with us from time to time. As of the date of this annual report, we have received approximately $3.7 million from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective due to material weaknesses in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. Our management’s assessment was based on the framework in “Internal Control — Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective based on the criteria in the 2013 framework issued by the COSO due to the existence of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the financial statements for this Annual Report on Form 20-F, we identified material weaknesses whereby we did not design and maintain information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that information technology program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately. These material weaknesses did not result in a misstatement to the consolidated financial statements; however, they could result in misstatements impacting the annual or interim consolidated financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in our consolidated financial statements included elsewhere in this annual report.

Remediation Activities

Our management has undergone a comprehensive review of these material weaknesses and has begun designing and implementing controls to remediate each material weakness. The following actions have been taken or will be taken by us to remediate identified material weaknesses:

•
Design and implement controls over program change management and the review and update of user access rights and privileges.
•
Design and implement controls to formalize roles and review responsibilities in order to formalize and implement controls over segregation of duties across key financial systems.
•
Design and implement computer operation and program development controls to ensure data integrity and that new software development is tested, authorized, and implemented appropriately.
•
Engage our third-party IT services provider to assist with the execution of the controls listed above, and further involve our internal audit function to test each control’s operating effectiveness.

We believe the foregoing efforts, when fully implemented and operational, will effectively remediate the material weaknesses described above and strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plans described above. We cannot assure our investors, however, when we will remediate such weaknesses, nor can we be certain of whether additional actions will be required.

Changes in Internal Control over Financial Reporting

There were changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We divested our Greater China assets and business operations and transitioned operations to the United States. The transition to the United States led to significant organizational changes that materially affected our control environment. During the year new systems were implemented, including our general ledger and procurement systems, leading to the establishment and implementation of new internal controls. Furthermore, the transition to U.S. operations resulted in new staff in key areas and required additional training over internal controls. These factors, among others, resulted in changes to our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Conor Chia-hung Yang, a member of our audit committee and independent director (under the standards under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for Mr. Yang’s experience and qualifications.

ITEM 16B. CODE OF ETHICS

We have in place a code of business conduct and ethics that applies to our directors, officers and employees, which was most recently amended and restated in December 2024. We have posted a copy of our code of business conduct and ethics on our website at http://ir.i-mabbiopharma.com/, and a copy of our code of business conduct and ethics is filed herewith as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers LLP (“PwC US”) and PricewaterhouseCoopers Zhong Tian LLP (“PwC China”), respectively, our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024	2023	2022
	PwC US	PwC China
Audit fees(1)	$948	$836	$807
Tax fees(2)	—	—	13
Other fees(3)	2	—	—

(1)
“Audit fees” are the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)
“Tax fees” includes fees billed for tax consultations.
(3)
“Other fees” are any additional amounts billed for products and services provided by our principal auditor.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All fees described above were pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 17, 2023, we announced that our board of directors had authorized a new stock repurchase program, which we refer to as the 2023 Stock Repurchase Program, under which we may repurchase up to $40 million of our ordinary shares in the form of ADSs for a 12-month period. The 2023 Stock Repurchase Program became effective on August 15, 2023. Approximately $5.2 million worth of ADSs were repurchased under the share repurchase program, which was in effect from August 15, 2023 through August 14, 2024. Our board of directors has not, and does not intend, to renew the stock repurchase program.

In 2024, we purchased an aggregate of 179,656 ADSs under our 2023 Stock Repurchase Program. The table below is a summary of the shares repurchased by us during the year ended December 31, 2024. All shares were repurchased in the open market pursuant to the authorized stock repurchase program. No other share repurchases occurred during 2024.

Approximate
Dollar Value
			Total Number of	of ADSs that May
		Average Price	ADSs Purchased as	Yet be Purchased
	Total Number of	Paid Per	Part of the Publicly	Under the Plan
Period	ADSs Purchased	ADS	Announced Plan	(in millions)
January 2024 (January 1 – January 31)	—	—	—	$—
February 2024 (February 1 – February 29)	149,663	1.87	3,540,907	34.9
March 2024 (March 1 – March 31)	29,993	1.84	3,570,900	34.8
April 2024 (April 1 – April 30)	—	—	—	—
May 2024 (May 1 – May 31)	—	—	—	—
June 2024 (June 1 – June 30)	—	—	—	—
July 2024 (July 1 – July 31)	—	—	—	—
August 2024 (August 1 – August 31)	—	—	—	—
September 2024 (September 1 – September 30)	—	—	—	—
October 2024 (October 1 – October 31)	—	—	—	—
November 2024 (November 1 – November 30)	—	—	—	—
December 2024 (December 1 – December 31)	—	—	—	—
Total	179,656	$1.87	3,570,900	$34.8

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

In lieu of (i) the requirements of Rule 5605(d) that a compensation committee be comprised solely of independent directors, (ii) the requirements of Rule 5605(e) that a nominating committee be comprised solely of independent directors, (iii) the requirements of Rule 5620(a) that each Nasdaq-listed company should hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end, and (iv) the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we have followed and intend to continue to follow our home country practices with respect to the board committees, annual shareholders meeting as well as the approval for adoption and material amendment to our equity-based compensation plans. If we choose to follow any other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—General Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which was most recently amended and restated by our board of directors in April 2024 to align with our current business operations. The policy governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to this Form 20-F.

ITEM 16K. CYBERSECURITY

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

On the management level, our Chief Executive Officer and Chief Financial Officer, collectively referred as the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report to our nominating and corporate governance committee (i) periodically regarding their assessment, identification and management on material risks from cybersecurity threats in the ordinary course of our business operations and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and relevant assessment results to our nominating and corporate governance committee, who will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our Cybersecurity Risk Management Officers shall promptly prepare disclosure materials for review and approval by our nominating and corporate governance committee before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of I-Mab are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1**

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2**

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.3**

Deposit Agreement dated as of January 22, 2020, among the Registrant the depositary and holder of the American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-239871) filed with the SEC on July 15, 2020)

2.4**

Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019 between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

2.5**

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

2.6**	Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

4.1**

Second Amended and Restated 2017 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.2**

Second Amended and Restated 2018 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.3**

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.4**	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871) filed with the SEC on July 15, 2020)

4.5**	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-256603) filed with the SEC on May 28, 2021)

4.6**	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265684) filed with the SEC on June 17, 2022)

4.7**	2024 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form S-8 (File No. 333-279842) filed with the SEC on May 30, 2024)

4.8**

Framework Agreement, dated as of May 26, 2017, among the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.9**

License and Sublicense Agreement, dated as of November 4, 2016, between the Registrant and Ferring International Center SA (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.10*	English translation of Sublicense Agreement, dated as of September 15, 2020, between the Registrant and TJ Biopharma (Hangzhou) Co., Ltd.

Exhibit Number	Description of Document
4.11*	English translation of Supplementary Agreement to the Sublicense Agreement, dated as of December 16, 2021, between the Registrant and TJ Biopharma (Hangzhou) Co., Ltd.

4.12*†	Amended and Restated License and Sublicense Agreement, dated as of May 9, 2022, between the Registrant and Ferring International Center SA

4.13*	English translation of Supplementary Agreement II to the Sublicense Agreement, dated as of May 9, 2022, between the Registrant and TJ Biopharma (Hangzhou) Co., Ltd.

4.14**†

License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

4.15*	Amendment to Collaboration Agreement, dated as of November 5, 2018, between the Registrant and ABL Bio

4.16*	Amendment Two to Collaboration Agreement, dated as of November 22, 2018, between the Registrant and ABL Bio

4.17*#	Amendment Three to Collaboration Agreement, dated as of May 24, 2019, between the Registrant and ABL Bio

4.18*	Amendment Four to Collaboration Agreement, dated as of December 26, 2019, between the Registrant and ABL Bio

4.19*	Amendment Five to Collaboration Agreement, dated as of June 30, 2020, between the Registrant and ABL Bio

4.20*†	Amendment Six to Collaboration Agreement, dated as of September 24, 2021, between the Registrant and ABL Bio

4.21*#	Amendment Seven to Collaboration Agreement, dated as of May 22, 2024, between the Registrant, ABL Bio and TJ Biopharma (Shanghai) Co., Ltd.

4.22**

Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.23**

Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.24**

Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.25**†

License and Collaboration Agreement, dated as of September 3, 2020, among I-Mab Shanghai, I-Mab US and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.26**†

Amendment No.1 to the License and Collaboration Agreement dated as of August 15, 2022 among I-Mab Shanghai, I-Mab US and AbbVie Global Enterprise Ltd. (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on May 1, 2023)

4.27**†

English translation of Shareholders Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-251050), as amended, initially filed with the SEC on December 1, 2020)

4.28**†

English translation of Equity Transfer Agreement of I-Mab Biopharma Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Bio-tech (Tianjin) Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and I-Mab Biopharma Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

Exhibit Number	Description of Document
4.29**

English translation of Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.30**

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Investment Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.31**

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Shareholders’ Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.5 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.32*†#	Clinical Trial Collaboration Agreement, dated as of June 5, 2024, among I-Mab US and Bristol-Myers Squibb Company

4.33**

Secondment Agreement, dated August 28, 2024, by and between I-MAB Biopharma US Limited and ABio-X Holdings, Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-39173) furnished with the SEC on August 30, 2024)

8.1**	Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 30, 2024)

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2*	Insider Trading Policy of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of JunHe LLP

15.2*	Consent of PricewaterhouseCoopers LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.4*	Consent of Harney Westwood & Riegels

15.5**	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on August 7, 2024)

97.1**	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39173) furnished with the SEC on April 30, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Incorporated by reference.

† Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

# Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

I-MAB

By:	/s/ Joseph Skelton
	Name:	Joseph Skelton
	Title:	Chief Financial Officer

Date: April 3, 2025

I-Mab

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of I-MAB

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of I-MAB and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company did not design and maintain effective information technology general controls for information systems that are relevant to the preparation of the financial statements; specifically, the Company did not design and maintain effective (i) program change management controls, (ii) user access controls, (iii) computer operations controls, and (iv) program development controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of the Investments in TJBio Hangzhou

As described in Note 7 to the consolidated financial statements, the Company’s fair value of the investments in available-for-sale debt securities related to TJBio Hangzhou (“investments in TJBio Hangzhou”) was $30.8 million as of December 31, 2024. The Company’s investments in TJBio Hangzhou’s Series A, B and C preferred shares are contingently redeemable as TJBio Hangzhou's redemption obligation is only satisfied upon a future liquidity event by a specified date, which is not within the control of the investor or the issuer. As such, management accounted for the investments in TJBio Hangzhou as available-for-sale debt securities which are reported at fair value at each reporting period. The fair value of the investments in TJBio Hangzhou was determined by management using a backsolve method based on the recent Series C financing of TJBio Hangzhou and adjusted by applying a change in the movement of a selected set of comparable companies and biotech indices. This value was then allocated toward TJBio Hangzhou’s Series A, B, and C capital structure using an option pricing method, and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another. The significant assumptions and inputs used by management in the option pricing method included an equity market adjustment, expected time to change in control (year), estimated volatility, and a risk free rate.

The principal considerations for our determination that performing procedures relating to the fair value of the investments in TJBio Hangzhou is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the investments in TJBio Hangzhou; (ii) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s significant assumptions related to the equity market adjustment, estimated volatility, and risk free rate; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the fair value, including controls over management’s significant assumptions. These procedures also included, among others (i) reading the Series C shareholder agreement; (ii) testing management’s process for developing the fair value estimate of the investments in TJBio Hangzhou; (iii) testing the completeness and accuracy of underlying data used in the backsolve method, option pricing method, and waterfall approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the equity market adjustment, estimated volatility, and risk free rate. Evaluating management’s assumption related to the equity market adjustment involved considering (i) the consistency with external information about TJBio Hangzhou and external market and industry data and (ii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the (i) appropriateness of the backsolve method, option pricing method, and waterfall approach and (ii) the reasonableness of the equity market adjustment, estimated volatility, and risk free rate assumptions.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

April 3, 2025

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of I-Mab

Opinion on the Financial Statements

We have audited the consolidated balance sheet of I-Mab and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2024, except for the effects of discontinued operations discussed in Note 3, for the recast of the segment information discussed in Note 2 and for the correction of classification in operating expenses discussed in Note 2 to the consolidated financial statements, as to which the date is April 3, 2025.

We served as the Company's auditor from 2018 to 2024.

I-MAB

Consolidated Balance Sheets

As of December 31, 2024 and 2023

(All amounts in thousands, except for share data, unless otherwise noted)

	As of December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$68,263	$291,506
Short-term investments	105,135	20,221
Prepayments and other receivables	3,295	2,503
Current assets of discontinued operations	—	15,682
Total current assets	176,693	329,912
Property, equipment and software	201	1,777
Operating lease right-of-use assets	3,597	3,777
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727 and $0)	30,824	—
Other non-current assets	1,365	248
Non-current assets of discontinued operations	—	33,208
Total assets	$212,680	$368,922

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$7,638	$7,849
Operating lease liabilities, current	816	626
Current liabilities of discontinued operations	—	49,669
Total current liabilities	8,454	58,144
Put right liabilities, non-current	—	13,852
Operating lease liabilities, non-current	3,066	3,261
Other non-current liabilities	—	106
Non-current liabilities of discontinued operations	—	50,975
Total liabilities	11,520	126,338
Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of December 31, 2024 and 2023; 187,452,495 and 185,613,662 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	19	19
Treasury stock	(6,225)	(8,007)
Additional paid-in capital	1,460,021	1,474,610
Accumulated other comprehensive income	33,384	39,771
Accumulated deficit	(1,286,039)	(1,263,809)
Total shareholders’ equity	201,160	242,584
Total liabilities and shareholders’ equity	$212,680	$368,922

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2024, 2023 and 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2024	2023	2022
Revenues
Licensing and collaboration revenue	$—	$632	$(1,551)
Total revenues	—	632	(1,551)
Expenses
Research and development expenses	(21,770)	(21,448)	(22,547)
Administrative expenses	(29,656)	(28,160)	(28,980)
Impairment of goodwill	—	(23,041)	—
Total expenses	(51,426)	(72,649)	(51,527)
Loss from operations	(51,426)	(72,017)	(53,078)
Interest income	7,486	9,294	4,954
Other expenses, net	(4,718)	(8,090)	(28,269)
Equity in loss of affiliates	(1,038)	(11,404)	(64,707)
Loss from continuing operations before income tax expense	(49,696)	(82,217)	(141,100)
Income tax expense	—	—	(103)
Loss from continuing operations	$(49,696)	$(82,217)	$(141,203)

Discontinued operations:
Loss from operations of discontinued operations	$(6,898)	$(125,512)	$(229,850)
Income tax expense	—	—	—
Gain on sale of discontinued operations	34,364	—	—
Gain (loss) from discontinued operations	$27,466	$(125,512)	$(229,850)

Net loss	$(22,230)	$(207,729)	$(371,053)

Other comprehensive income (loss):
Unrealized loss on available-for-sale debt securities, net of tax	$(8,168)	$—	$—
Foreign currency translation adjustments, net of tax	1,781	5,605	5,587
Total comprehensive loss	$(28,617)	$(202,124)	$(365,466)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	186,728,372	191,423,850	189,787,292
Net loss from continuing operations per share - basic and diluted	$(0.27)	$(0.43)	$(0.74)
Net gain (loss) from discontinued operations per share - basic and diluted	$0.15	$(0.66)	$(1.22)
Net loss per share - basic and diluted	$(0.12)	$(1.09)	$(1.96)

Net loss from continuing operations per ADS - basic and diluted	$(0.61)	$(0.99)	$(1.71)
Net gain (loss) from discontinued operations per ADS - basic and diluted	$0.34	$(1.51)	$(2.79)
Net loss per ADS - basic and diluted	$(0.27)	$(2.50)	$(4.50)

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2024, 2023 and 2022

(All amounts in thousands, except for share data, unless otherwise noted)

						Accumulated
	Ordinary share					other
	($0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
Balance as of December 31, 2021	183,826,753	$18	—	$—	$1,371,577	$28,579	$(685,027)	$715,147
Foreign currency translation adjustments	—	—	—	—	—	5,587	—	5,587
Net loss	—	—	—	—	—	—	(371,053)	(371,053)
Share-based compensation of I-Mab	—	—	—	—	52,854	—	—	52,854
Exercise of stock options	6,845,888	1	—	—	6,917	—	—	6,918
Issuance of ordinary shares for restricted share units	1,859,819	—	—	—	—	—	—	—
Repurchase of shares	—	—	(1,652,541)	(3,006)	—	—	—	(3,006)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—	—	—	11,366	—	—	11,366
Balance as of December 31, 2022	192,532,460	$19	(1,652,541)	$(3,006)	$1,442,714	$34,166	$(1,056,080)	$417,813

Balance as of December 31, 2022	192,532,460	$19	(1,652,541)	$(3,006)	$1,442,714	$34,166	$(1,056,080)	$417,813
Foreign currency translation adjustments	—	—	—	—	—	5,605	—	5,605
Net loss	—	—	—	—	—	—	(207,729)	(207,729)
Share-based compensation of I-Mab	—	—	—	—	27,348	—	—	27,348
Exercise of stock options	280,568	—	126,874	120	287	—	—	407
Issuance of ordinary shares for restricted share units	1,260,701	—	3,722,394	3,523	(3,523)	—	—	—
Repurchase of shares	—	—	(10,656,794)	(8,644)	—	—	—	(8,644)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—		—	7,784	—	—	7,784
Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584

Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584
Foreign currency translation adjustments	—	—	—	—	—	1,781	—	1,781
Net loss	—	—	—	—	—	—	(22,230)	(22,230)
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(8,168)	—	(8,168)
Share-based compensation of I-Mab	—	—	—	—	(13,510)	—	—	(13,510)
Issuance of ordinary shares for restricted share units	—	—	2,252,047	2,117	(2,117)	—	—	—
Repurchase of shares	—	—	(413,214)	(335)	—	—	—	(335)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—	—	—	1,038	—	—	1,038
Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160

The accompanying notes are an integral part of these consolidated financial statements.

I-MAB

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024, 2023 and 2022

(All amounts in thousands, unless otherwise noted)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(22,230)	$(207,729)	$(371,053)
Less: net gain (loss) from discontinued operations	27,466	(125,512)	(229,850)
Net loss from continuing operations	(49,696)	(82,217)	(141,203)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations
Share-based compensation	(1,949)	10,239	13,149
Change in fair value and extinguishment of put right liabilities	(13,852)	1,118	(5,070)
Equity in loss of affiliates	1,038	11,404	64,707
Depreciation of property, equipment and software	261	475	206
Impairment of goodwill	—	23,041	—
Settlement of TJ Biopharma repurchase obligations	12,388	—	—
Amortization of right-of use assets	717	586	1,209
Impairment of fixed assets	622	—	—
Impairment of assets held for sale	624	—	—
Gain on disposal of property and equipment	(11)	—	(27)
Change in fair value of short-term and other investments	—	(221)	(1,898)
Recognition of deferred cost for planned dual listing	—	—	2,253
Changes in operating assets and liabilities
Prepayments and other receivables	(1,904)	28	(1,800)
Accruals and other payables	(213)	(35,681)	18,337
Other non-current liabilities	(106)	(894)	226
Operating lease liability, net	(588)	(575)	(1,217)
Accounts receivable	—	—	(2,755)
Contract assets	—	—	4,301
Net cash used in operating activities from continuing operations	(52,669)	(72,697)	(49,582)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	109,834	85,000	764,421
Purchase of short-term and other investments	(194,748)	(100,000)	(767,510)
Purchase of available-for-sale debt securities	(51,115)	—	—
Purchase of property, equipment and software	(48)	(164)	(2,091)
Proceeds from disposal of property and equipment	62	—	—
Net cash used in investing activities from continuing operations	(136,015)	(15,164)	(5,180)
Cash flows from financing activities
Payment for stock repurchases	(335)	(8,644)	(3,006)
Proceeds from exercise of stock options	—	407	6,918
Net cash (used in) generated from financing activities from continuing operations	$(335)	$(8,237)	$3,912

I-MAB

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2024, 2023 and 2022

(All amounts in thousands, unless otherwise noted)

	Year Ended December 31,
	2024	2023	2022
Discontinued operations:
Net cash used in operating activities	$(27,498)	$(109,791)	$(116,663)
Net cash (used in) generated from investing activities	(22,289)	26,077	73,216
Net cash (used in) generated from financing activities	(4,171)	9,911	2,805
Net cash used in discontinued operations	(53,958)	(73,803)	(40,642)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	573	5,197	14,197
Net decrease in cash and cash equivalents	(242,404)	(164,704)	(77,295)

Cash and cash equivalents, beginning of year	310,667	475,371	552,666
Cash and cash equivalents, end of year	$68,263	$310,667	$475,371

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$805	$739	$909
Right-of-use assets obtained in exchange for operating lease obligations	$282	$1,426	$—
Other supplemental cash flow disclosures
Income tax paid	$—	$—	$103
Interest paid	$—	$—	$—
Non-cash activities
Payables for purchase of property, equipment and software	$—	$—	$124
Unrealized loss on available-for-sale debt securities	$8,168	$—	$—

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated Balance Sheets:
Cash and cash equivalents	$68,263	$291,506	$342,922
Restricted cash(1)	—	—	5,000
Cash and cash equivalents in current assets of discontinued operations	—	10,843	8,894
Restricted cash in non-current assets of discontinued operations	—	8,318	118,555
Total cash and cash equivalents and restricted cash	$68,263	$310,667	$475,371

(1)
The $5.0 million of restricted cash represents cash deposits placed by I-Mab Hong Kong in connection with a December 2022 bank loan held by TJBio Shanghai. This borrowing was repaid in full and the restrictions on the cash deposits were released during 2023.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

I-Mab (the “Company”) was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. On January 17, 2020, the Company became listed on the Nasdaq Global Market in the United States. The Company and its subsidiaries (together the “Group”) are principally engaged in the development of precision immuno-oncology agents for the treatment of cancer and principally operate in the United States.

On February 6, 2024, the Group entered into definitive agreements with I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”) and a group of China-based investors. Pursuant to the definitive agreements, the Group transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd (later renamed to TJ Biopharma (Shanghai) Co. Ltd. and referred to herein as “TJBio Shanghai”), a former wholly-owned subsidiary of the Company that operated the Company’s business in China to TJ Biopharma (Hangzhou) Co., Ltd., collectively known as “TJ Biopharma” after the completion of the equity transfer transaction, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma’s achievement of certain future regulatory and sales-based milestone events as well as royalties. The transaction was completed on April 2, 2024. For details of the transaction please refer to Note 3 – Disposal of TJBio Shanghai.

Unless otherwise indicated, the information in the notes to the Consolidated Financial Statements refers only to I-Mab continuing operations.

As of December 31, 2024, the Company’s principal subsidiaries are as follows:

			Percentage
			of direct
			or indirect
		Date of	ownership
	Place of	incorporation or	by the
Subsidiaries	incorporation	acquisition	Company	Principal activities
I-Mab Biopharma US Ltd.	United States	February 28, 2018	100%	Research and development of innovative medicines
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	People's Republic of China	July 15, 2017	100%	Research and development of innovative medicines

2. PRINCIPAL ACCOUNTING POLICIES

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

The Group consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or voting interest model. The Group is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Group determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Group consolidates an entity when it holds a majority voting interest in an entity.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 7 – Investments and put right liabilities).

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

As of December 31, 2024, the Group did not have any entity subject to the consolidation guidance under the VIE model.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of investments in available-for-sale debt securities, put right liabilities, impairment of other receivables, long-lived assets, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, accrued research and development expenses, cost-to-cost measure of progress for over time performance obligations, variable consideration in collaboration revenue arrangements, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and provision for ongoing litigation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Fair value measurements

Financial assets and liabilities of the Group are primarily comprised of cash and cash equivalents, short-term investments, investments in available-for-sale debt securities, other receivables, accruals and other payables, contract liabilities, put right liabilities and other non-current liabilities. As of December 31, 2024 and 2023, except for investments in available-for-sale debt securities and put right liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group reports investments in available-for-sale debt securities and put right liabilities at fair value at each balance sheet date. The changes in fair value of the put right liabilities are reflected in the consolidated statements of comprehensive loss. The unrealized holding gains and losses of the investments in available-for-sale debt securities are reflected as a component of accumulated other comprehensive loss.

The Group measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the Group’s management has the ability to access at the measurement date.

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

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Level 3 includes unobservable inputs that reflect the management’s best estimate of assumptions that market participants would use in pricing the asset. The Group’s management develops these inputs based on the best information available, including their own data.

Assets and liabilities measured at fair value on a recurring basis

The Group measures its investments in available-for-sale debt securities and put right liabilities at fair value on a recurring basis. As the Group’s investments in available-for-sale debt securities and put right liabilities are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of investments in available-for-sale debt securities and put right liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2024 and 2023:

	As of December 31, 2024
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, available-for-sale debt securities	$—	$—	$30,824	$30,824

	As of December 31, 2023
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Liabilities
Put right liabilities	$—	$—	$13,852	$13,852

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Investments in available-for-sale	Put right
	debt securities	liabilities
Fair value of Level 3 financial assets and liabilities as of December 31, 2022	$—	$12,734
Fair value changes	—	1,118
Fair value of Level 3 financial assets and liabilities as of December 31, 2023	$—	$13,852
Purchase of available-for-sale debt securities	38,727	—
Fair value change of available-for-sale debt securities	(8,168)	—
Fair value change and extinguishment of put right liabilities	—	(13,852)
Currency translation differences	265	—
Fair value of Level 3 financial assets and liabilities as of December 31, 2024	$30,824	$—

See Note 7 – Investments and put right liabilities for additional information about Level 3 investments in available-for-sale debt securities and put right liabilities measured at fair value on a recurring basis for the years ended December 31, 2024 and 2023.

Foreign currency translation

Effective April 2, 2024, the Group changed its reporting currency from Chinese Renminbi (“RMB”) to United States Dollar (“U.S. Dollar”). The change was made to align the reporting currency with the underlying operations of the Group as the majority of its expenses, assets, liabilities and shareholders' equity were denominated in the U.S. Dollar upon the completion of its Greater China assets and business operations divestiture on April 2, 2024. The U.S. Dollar is the functional currency of the Group’s entities incorporated in

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

the Cayman Islands, the United States of America (“U.S.”) and Hong Kong, and the RMB is the functional currency of the Group’s People’s Republic of China (“PRC”) subsidiary.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currencies are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded in foreign currency translation adjustments in the consolidated statements of comprehensive loss.

The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, U.S. Dollar. Assets and liabilities of the Company’s subsidiaries are translated into U.S. Dollar using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use. The Group considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.

Short-term investments

Short-term investments represent certificates of deposits held in commercial banks with a fixed interest rate over three months and within one year. The certificates of deposits are accounted for as held-to-maturity investments carried at amortized cost.

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account of any estimated residual value:

Laboratory equipment	3 to 10 years
Computer hardware	1 to 5 years
Software	1 to 5 years
Office furniture and equipment	5 years
Leasehold improvements	Lesser of useful life or lease term

The Group recognizes the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive loss.

Impairment of long-lived assets

Long-lived assets, such as property, plant, and software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the year ended December 31, 2024, the Group recognized $1.2 million of impairment related to long-lived assets held for sale. There was no impairment of the value of the Group’s long-lived assets for the years ended December 31, 2023 and 2022.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Group allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the reporting unit may exceeds its fair value.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. For the year ended December 31, 2023, as a result of the impairment assessment, the Group identified that the carrying amount of the Group's single reporting unit had exceeded its fair value, and therefore recognized goodwill impairment of $23.0 million. The Group did not recognize any goodwill impairment for the years ended December 31, 2024 and 2022.

Long-term investments

The Group's long-term investments include investments in TJ Biopharma’s contingently redeemable preferred shares that feature redemption rights upon a future liquidity event by a specified date which are not within the control of the investor or the issuer. The investment is accounted for as an available-for-sale debt security in accordance with Accounting Standard Codification (“ASC”) 320, Investments—Debt Securities. The investments are reported at fair value with the related unrealized gains and losses included as a component of accumulated other comprehensive loss. For investments in an unrealized loss position, the Group assess whether it intends to sell the security or will more likely than not be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value and the impairment is recognized in other income (expense), net in the consolidated statements of comprehensive loss. If the security does not meet the aforementioned intent or requirement to sell criteria, the Group evaluates whether the decline in fair value is due to credit-related factors. Any impairment due to credit-related losses are recorded as an allowance for credit losses and are included in other income (expense), net in the consolidated statements of comprehensive loss.

The Group had equity investments prior to the divestiture of its Greater China assets and business operations in an affiliate in which it did not have a controlling financial interest, but had the ability to exercise significant influence over the operating and financial policies of the investee. The investment was accounted for using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially recorded its investments at fair value. The Group subsequently adjusted the carrying amount of the investment to recognize the Group’s proportionate share of the equity investee’s net income or loss after the date of investment. When the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests, applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, for this type of investments, the Group used the Hypothetical Liquidation at Book Value (“HLBV”) method for allocating earnings or losses of the equity method investee. The HLBV method is considered as a balance sheet approach. Specifically, a calculation is prepared at each balance sheet date to determine the amount that the Group would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with U.S. GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the Group’s share of the earnings or losses from the equity investment for the period.

As it relates to the share-based compensation awarded by an equity method investee to its own employees, the Group recognized its proportionate share of the compensation expense over the vesting period, included in the equity in loss of affiliates in the consolidated statements of comprehensive loss. As it relates to the share-based compensation awarded by the Group to the equity method investee employees that are based on the Group’s stock, when the other investors did not provide proportionate value to the investee or the Group did not receive any consideration, the Group expensed the entire cost associated with the award in the same period the costs were recognized by the investee, to the extent that the Group’s claim on the investee’s book value has not been increased. The expenses recognized by the Group was included in the equity in loss of affiliate in the consolidated statements of comprehensive loss. The Group discontinued applying the equity method in 2023 when the carrying amount of the investment was reduced to zero.

The Group evaluated the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the years ended December 31, 2023 and 2022 related to the equity method investments.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. Consistent with the criteria of ASC 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. An entity performs the following five steps to account for the arrangements that it determines are within the scope of ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

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

Licenses of Intellectual Property: Upfront non-refundable payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For the license that is determined to be distinct, the Group recognizes revenues in the amount of non-refundable, upfront fees allocated to the license at a point in time, upon which the license is transferred to the licensee and the licensee is able to use and benefit from the license.

Research and Development Services: The portion of the transaction price allocated to the performance obligations of research and development services is deferred and recognized as revenue over time as delivery or performance of such services is provided to the Group’s customers occurs.

Milestone Payments: At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, the Group (i) evaluates whether the achievement of milestones are considered probable and to the extent that a significant reversal of cumulative revenue would not occur in future periods, and (ii) estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Group re-evaluates the probability of achieving such development milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price. Any resulting adjustment is recorded on a cumulative catch-up basis, which would affect the Group’s reported revenues and earnings in the period of the adjustment.

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

Cost-to-cost measure of progress for over time performance obligations

Under certain licensing and collaboration arrangement entered into with a business partner, the Group recognized revenue using the cost-to-cost measure. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date to the total estimated costs for completion of the performance obligations. The Group generally use a cost-to-cost measure of progress because it best depicts the transfer of benefits to a licensee. The Group applied significant judgment in estimating the total costs for completion of performance obligations under such licensing and collaboration arrangements.

Research and development expenses

Elements of research and development expenses primarily include (i) payroll and other related expenses of personnel engaged in research and development activities, (ii) fees associated with the exclusive development rights of the Group’s in-licensed drug candidates, (iii) fees for services provided by contract research organizations (“CROs”), investigators and clinical trial sites that conduct the Group’s clinical studies, (iv) expenses relating to the development of the Group’s drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses. Research and development expenses are recognized in expenses as incurred when these expenditures are used for the Group’s research and development activities and have no alternative future uses.

The Group applied judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end. The process of estimating its research and development expenses involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated costs incurred for the services when the Group has not yet been invoiced or otherwise notified of the actual costs.

The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug candidate, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug candidate does not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized over the estimated remaining useful life of the related drug candidate. All development expenditures are recognized in profit or loss when incurred, as long as the conditions enabling capitalization of development expenses as an asset have not yet been met.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Leases

In accordance with ASC 842, Leases (“ASC 842”) adopted on January 1, 2019, the Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Group’s consolidated balance sheets. The Group does not have any finance leases since the adoption date.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under the current accounting standards as components of comprehensive loss be reported in a financial statement and be displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss, foreign currency translation adjustments and unrealized gains and losses on investment in available-for-sale debt securities, which are presented in the consolidated statements of comprehensive loss.

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

The Group generally estimates the fair value of stock option awards granted using the Black-Scholes Option Pricing Model (“BSOPM”) and a single option award approach. In certain cases and depending upon the nature of any given award and prevailing best practices for such awards, the Group may employ Monte Carlo simulation or a Binomial Option Pricing Model (”BOPM”). These models require various significant judgmental assumptions in order to derive a fair value determination for each type of award, including the expected term, expected volatility, time to maturity, exercise multiple, expected dividend yield, and risk-free interest rate. The Group gives consideration to the historical volatilities of the Group and of similar entities, when estimating the forward-looking volatility of its Ordinary Share Equivalent price. Expected volatility is derived from a combination of the historical volatilities of the Group and select publicly traded peers for a period consistent with the underlying instrument’s expected term. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The expected

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

exercise multiple is estimated as the average ratio of the stock price to the exercise price when employees decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. The risk-free interest rate is based on the yield curve of a zero-coupon, U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. Dividend yields are based on the Group’s history and expected future actions. The Group has historically not paid dividends and has no foreseeable plans to pay dividends. All grants of stock options generally have an exercise price equal to or greater than the fair market value of the Group’s Ordinary Share Equivalent on the date of grant.

The Group has elected to recognize forfeitures of share-based compensation awards in the period the forfeiture occurs. Forfeitures refer to the cancellation or termination of stock-based compensation awards and result in the reversal of any stock compensation expense recognized from unvested awards.

Income taxes

The Group accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future.

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

Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Group's chief operating decision maker (the “CODM”) in deciding how to allocate resources and assessing performance. The Group performed an evaluation to determine the CODM and concluded that its Chief Executive Officer was the CODM as of December 31, 2024. There was no change in the Group's operating or reportable segment as a result of the divestiture of its Greater China assets and business operations.

The Group has one reportable segment that focuses on the research and development of precision immuno-oncology agents for the treatment of cancer. The CODM reviews the financial information presented on a consolidated basis and measures the profit or loss of the segment using consolidated net income (loss) from continuing operations that is also reported on the consolidated statements of comprehensive and uses cash and cash equivalents and short-term investments to measure segment assets. The Group does not distinguish between markets or segments for the purpose of internal reporting.

All of the Group’s long-lived assets are held in the U.S.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The CODM is regularly provided with the following disaggregated expense information included in the consolidated statements of comprehensive loss (the segment results have been recast for all periods to reflect the continuing operations of the Group):

	Year Ended December 31,
	2024	2023	2022
Segment revenue	$—	$632	$(1,551)
Less:
Segment research and development expenses:
CRO service fees	7,847	8,335	10,511
Employee-related expenses	8,625	10,525	11,776
Other research and development expenses(1)	5,298	2,588	260
Segment administrative expenses(2)	29,656	28,160	28,980
Other segment items(3)	(1,730)	33,241	88,125
Segment loss	$(49,696)	$(82,217)	$(141,203)

(2)
Other research and development expenses include costs of materials to develop drug candidates, professional service fees and other R&D overhead expenses.
(3)
Segment administrative expenses include professional service fees and other administrative overhead expenses.
(4)
Other segment items include equity in loss of affiliate, goodwill impairment, interest income, change in the fair value of available-for-sale securities and put right liabilities, foreign currency exchange gains and losses, amortization and depreciation expense, income tax expenses and other overhead expenses.

Loss per share

The Group presents basic and diluted loss per share and is reported separately for continuing operations and discontinued operations. Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the issuance of ordinary shares for restricted shares units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. The Group uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive for purposes of reporting loss per share for discontinued operations.

Adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 Segment Reporting — Improving Reportable Segment Disclosures (Topic 280) (“ASU 2023-07”). The standard requires disclosures to include significant segment expenses that are regularly provided to the CODM, a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. ASU 2023-07 is effective for the Group from January 1, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The Group adopted this from January 1, 2024, and did not have a material impact on the Group's consolidated financial statements but required additional disclosures.

Reclassification

To facilitate comparison of information across years, $0.8 million of 2022 operating expenses were corrected by reclassifying from administrative expenses to research and development expenses to conform to the current year’s presentation.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The standard requires disaggregation of the effective rate reconciliation into standard categories, enhances disclosure of income taxes paid, and modifies other income tax-related disclosures. The standard is effective for the Group from January 1, 2025, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220-40). The standard requires entities to disaggregate operating expenses into specific categories, such as employee compensation, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. The standard is effective for the Company from January 1, 2026, with early adoption permitted. The ASU is currently not expected to have a material impact on the Group's consolidated financial statements.

3. DISPOSAL OF TJBIO SHANGHAI

On April 2, 2024, as a part of the strategic shift to become a U.S.-based biotech, the Group completed the divestiture of its Greater China assets and business operations. The Group transferred 100% of the outstanding equity interest in TJBio Shanghai to TJBio Hangzhou, an unconsolidated investee (now collectively known as TJ Biopharma), on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma's achievement of certain future regulatory and sales-based milestone events as well as royalties. The contingent consideration did not meet the definition of a derivative, and as such, the Group elected to account for it as a gain contingency in accordance with ASC 450—Contingencies, and deferred the recognition of the contingent consideration until it becomes realized or realizable. Upon the completion of the divestiture transaction on April 2, 2024, the Group ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results, which includes the future development costs of the divested Greater China assets and business operations.

In accordance with ASC 205-20-45, TJBio Shanghai met the criteria as a discontinued operation as of April 2, 2024. On April 2, 2024, the assets relevant to the sale of TJBio Shanghai with a carrying value of $33.1 million were classified as assets held for sale, the liabilities relevant to the sale of TJBio Shanghai with a carrying value of $83.7 million were classified as liabilities held for sale. The Group recognized an operational loss of $6.9 million from the results of TJBio Shanghai and a gain of $34.4 million from the sale of TJBio Shanghai during the year ended December 31, 2024. Included in the $34.4 million gain is the carrying value of intangible assets related to eftansomatropin alfa and TJ103 totaling $16.2 million, which were acquired from the business combination of I-Mab Tianjin and Tasgen Group, but the Group no longer retains the associated rights after divestiture of the Greater China assets and business operations. As of December 31, 2024, the gain contingency related to the contingent consideration were not resolved, therefore, no additional gain was recognized related to the sale of TJBio Shanghai during the year ended December 31, 2024.

The following is a reconciliation of the amounts of major classes of loss from operations classified as discontinued operations in the consolidated statements of comprehensive loss for the year ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,
	2024	2023	2022
Discontinued Operations:
Revenue	$—	$3,286	$(31,237)
Cost of revenues	—	—	(4,031)
Research and development expenses	(12,013)	(93,443)	(112,171)
Administrative expenses	3,331	(36,045)	(90,941)
Interest income	132	1,447	925
Other income (expenses), net	1,664	(820)	7,638
Equity in income (loss) of affiliate	(12)	63	(33)
Net loss from discontinued operations	$(6,898)	$(125,512)	$(229,850)

The discontinued operations has no associated income tax expense or benefit. Any potential income tax benefit has a full valuation allowance as it is more likely than not those benefits will expire prior to being utilized.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following is a reconciliation of the amounts of major classes of assets and liabilities classified as discontinued operations in the balance sheet as of December 31, 2023:

As of December 31,
2023
Assets
Current assets of discontinued operations
Cash and cash equivalents	$10,843
Prepayments and other receivables	4,839
Total current assets of discontinued operations	15,682
Non-current assets of discontinued operations
Long-term restricted cash	8,318
Property, equipment and software	3,378
Operating lease right-of-use assets	2,774
Intangible assets	16,676
Investments accounted for using the equity method	1,706
Other non-current assets	356
Total non-current assets of discontinued operations	33,208
Total assets of discontinued operations	$48,890

Liabilities and shareholders’ equity
Current liabilities of discontinued operations
Short-term bank borrowings	$4,231
Accruals and other payables	42,662
Contract liabilities, current	311
Operating lease liabilities, current	2,465
Total current liabilities of discontinued operations	49,669
Non-current liabilities of discontinued operations
Contract liabilities, non-current	41,245
Other non-current liabilities	9,730
Total non-current liabilities of discontinued operations	50,975
Total liabilities	$100,644

4. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2024	2023
Receivable from collaboration agreement	$—	$1,788
Interest receivable	1,042	—
Prepayments:
– Prepayments to CRO vendors	998	—
– Prepayments for stock repurchase	—	548
– Prepayments for employee incentives	641	—
– Prepayments for insurance and other services	484	122
Other receivables	130	45
Total prepayments and other receivables	$3,295	$2,503

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following:

	As of December 31,
	2024	2023
Cost
Computer hardware and laboratory equipment	$147	$1,328
Leasehold improvement	—	869
Software	—	105
Office furniture and equipment	278	439
Total property, equipment and software	425	2,741

Less: accumulated depreciation and amortization	(224)	(964)

Total net book value of property, equipment and software	$201	$1,777

The total amounts recognized in the consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately $0.3 million, $0.5 million and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, the Group recognized $1.2 million of impairment loss related to long-lived assets located at the Group’s former laboratory facility in San Diego, California. The fair value of the long-lived assets and resulting impairment loss were measured using a market pricing approach based on recent transactions. There was no impairment of the value of the Group’s long-lived assets for the years ended December 31, 2023 and 2022.

6. LEASES

As of December 31, 2024, the Group has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2031. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023
Assets
Operating lease right-of-use assets, non-current	$3,597	$3,777
Liabilities
Operating lease liabilities, current	$816	$626
Operating lease liabilities, non-current	$3,066	$3,261
Weighted average remaining lease term (years)	4.6	5.1
Weighted average discount rate	5.7%	5.5%

Information related to operating lease activities during the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
	2024	2023	2022
Operating lease expense	$933	$715	$1,364
Expense for short-term leases within 12 months	$10	$—	$2

On September 12, 2024, the Group entered into an agreement to sublease its office and laboratory space in San Diego with a total minimum sublease income of $2.7 million over a term of approximately 3 years and 7 months. For the year ended December 31, 2024, the Group recognized $0.3 million in sublease income under the agreement.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Maturities of lease liabilities were as follows:

Year Ended December 31,
2025	$1,011
2026	1,040
2027	1,069
2028	557
2029	337
Thereafter	420
Total undiscounted lease payments	$4,434
Less: imputed interest	(552)
Total lease liabilities	$3,882

7. INVESTMENTS AND PUT RIGHT LIABILITIES

(a)
Investments in TJBio Hangzhou

Series A Investments

TJBio Hangzhou, incorporated on June 16, 2019, was a wholly-owned subsidiary of I-Mab Hong Kong with registered capital of $30 million, which was paid up by I-Mab Hong Kong on September 14, 2020.

On September 15, 2020 (the “Series A Closing Date”), I-Mab Hong Kong entered into an equity transfer and investment agreement (the “Series A SPA”) with (i) a limited partnership jointly established by the management of TJBio Hangzhou to hold restricted equity of TJBio Hangzhou issued to the management (“Management Holdco”), (ii) a limited partnership established to hold the shares of TJBio Hangzhou for future equity incentive plan (“ESOP Holdco”) and (iii) a group of domestic investors in China (“Series A Domestic Investors”).

In accordance with the terms of the Series A SPA,

(i)
I-Mab Hong Kong agreed to assign all rights and obligations/ownership of certain drug candidates in different stages of development (“Target Pipelines”) to TJBio Hangzhou as of the Series A Closing Date as well as to transfer employment of a team of designated management/workforce to TJBio Hangzhou. The Target Pipelines were evaluated by an independent appraiser, with a total value of $105 million as of the Series A Closing Date;
(ii)
Management Holdco would acquire 10% of the equity of TJBio Hangzhou from I-Mab Hong Kong with no consideration. The 10% equity is represented by TJBio Hangzhou’s registered capital of $3 million, and that after acquiring such equity, Management Holdco is committed to pay $3 million in cash to TJBio Hangzhou to fulfil its capital contribution obligations in a period of four years starting from the Series A Closing Date;
(iii)
ESOP Holdco would acquire 5% of the equity of TJBio Hangzhou from I-Mab Hong Kong with no consideration. The 5% equity is represented by TJBio Hangzhou’s registered capital of $1.5 million. All of such equity would be used for TJBio Hangzhou’s future equity incentive plan; and
(iv)
Series A Domestic Investors would acquire a total of 40% of the equity of TJBio Hangzhou from I-Mab Hong Kong with no consideration. The 40% equity is represented by TJBio Hangzhou’s registered capital of $12 million, and after acquiring such equity of TJBio Hangzhou, Series A Domestic Investors would pay $120 million collectively in cash to TJBio Hangzhou to fulfil its capital contribution obligations.

Upon closing of the Series A SPA, the registered capital of TJBio Hangzhou was $30 million. As of December 31, 2020, among the total 25,500,000 outstanding shares of TJBio Hangzhou, 13,500,000 shares were held by I-Mab Hong Kong while the remaining 12,000,000 shares was held by Series A Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, in the total number of 4,500,000, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December 31, 2020.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Once all 4,500,000 subscribed shares of TJBio Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in TJBio Hangzhou held by I-Mab Hong Kong, Series A Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the years ended December 31, 2023 and 2022, 750,000 and 750,000 shares were issued to Management Holdco, respectively. No shares were issued to Management Holdco for the year ended December 31, 2024.

On the Series A Closing Date, I-Mab Hong Kong also entered into a shareholders agreement with the aforementioned investors (the “Series A SHA”). According to the SHA and TJBio Hangzhou’s articles of association, the board of directors of TJBio Hangzhou shall be composed of seven directors. The directors shall be elected in the following ways: I-Mab Hong Kong is entitled to appoint three directors, including the chairman of the board of directors, as well as nominate one independent director; the Management Holdco is entitled to appoint one director; two non-related entities of the Series A Domestic Investors are entitled to appoint one director respectively (“Investors Directors”). Each director of the board of directors shall have one vote. I-Mab Hong Kong, Management Holdco and ESOP Holdco agree to act in concert, as long as each of Management Holdco and ESOP Holdco respectively holds equity in TJBio Hangzhou, when exercising the rights as a shareholder.

As a result of the above transactions, TJBio Hangzhou became an affiliate of the Group on the Series A Closing Date in accordance with ASC 810 since TJBio Hangzhou met the definition of a business under ASC 805. Pipeline candidate related matters were considered to be the activities that most significantly impact the economic performance of TJBio Hangzhou at that stage, and these matters cannot be acted without the consent from Series A Investors Directors. In accordance with ASC 810-10, TJBio Hangzhou was a variable interest entity, and no shareholder shall consolidate TJBio Hangzhou under VIE model as neither party had the power to direct all the activities that most significantly impact the economic performance of TJBio Hangzhou. Therefore, the Group deconsolidated TJBio Hangzhou and retained significant influence in TJBio Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of TJBio Hangzhou was initially measured at fair value in accordance with ASC 810-10-40.

Subsequently, pursuant to TJBio Hangzhou’s articles of association, the Group applied the HLBV method to allocate earnings or losses of TJBio Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. The Group recognized $3.6 million and $53.3 million of operating losses in equity in loss of an affiliate in the consolidated statements of comprehensive loss for the years ended December 31, 2023 and 2022. During the year of 2023, the Group discontinued applying the equity method since the carrying amount of the investment had been reduced to zero, and therefore, did not recognize any earnings or losses of TJBio Hangzhou for the year ended December 31, 2024.

The purchase price of $3 million committed by Management Holdco under Series A SPA, representing 10% of the equity of TJBio Hangzhou, was significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess was considered as share-based compensation to TJBio Hangzhou’s management for the services to be used or consumed in TJBio Hangzhou’s own operations. The share-based compensation was considered granted upon the Closing Date and cliff vests after five years of service from the Series A Closing Date. Consequently, the Group recognized its proportionate share of the compensation expense recorded by TJBio Hangzhou. For the years ended December 31, 2024, 2023 and 2022, the Group recognized $1.1 million, $4.4 million and $4.3 million of share-based compensation expenses in equity in loss of affiliates in the consolidated financial statements of comprehensive loss, respectively.

Along with the equity transfer transaction, the team of designated management/workforce transferred from the Group to TJBio Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (“2020 Plan”, see Note 11 – Share-based compensation). And there were some employees transferred from the Group to TJBio Hangzhou in 2021 and 2022. These individuals continued to meet the definition of eligible participants under the 2020 Plan and 2021 Share Incentive Plan (“2021 Plan”, see Note 11 – Share-based compensation) after their resignation date from the Group. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that TJBio Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of TJBio Hangzhou are not providing proportionate value to sponsor the 2020 Plan and 2021 Plan nor is the Group receiving any consideration for the awards granted to employees of TJBio Hangzhou, the Group is required, under Topic 323, to expense the full costs of share-based compensation as incurred in the same period as the costs are recognized by TJBio Hangzhou. For the year ended December 31, 2024, share-based compensation income of $0.7 million and the years ended December 31, 2023 and 2022, share-based compensation expenses of $0.7 million and $2.1 million were recorded in the equity in loss of affiliates in the consolidated statements of comprehensive loss, respectively. The income for the year ended December 31, 2024 was due to forfeiture of shares as a result of the divestiture of the Greater China assets and business operations as discussed in Note 3 – Disposal of TJBio Shanghai.

In 2024, 2023 and 2022, TJBio Hangzhou granted stock options to its employees. Pursuant to TJBio Hangzhou’s articles of association, the Group applied the HLBV method to allocate earnings or losses of TJBio Hangzhou because the liquidation rights and priorities

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

sufficiently differ from what is reflected by the underlying percentage ownership interests. Accordingly, the Group recorded $0.6 million, $2.7 million and $5.0 million of share-based compensation expenses in the equity in loss of affiliates in the consolidated financial statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, and in additional paid-in capital in the consolidated balance sheets as of December 31, 2024, 2023 and 2022, respectively.

Series B Investments

In July 2022, TJBio Hangzhou entered into an equity transfer and investment agreement (the “Series B SPA”) and a shareholders agreement (the “Series B SHA”) with a group of domestic investors (“Series B Domestic Investors”) in China to raise approximately $46 million in RMB equivalent. Once all the shares of TJBio Hangzhou are purchased by or issued to its investors, including Management Holdco and ESOP Holdco, the Group would hold 40.36% equity interest in TJBio Hangzhou. Pursuant to the Series B SHA, Management Holdco and ESOP Holdco no longer had irrevocably consented to act in concert with I-Mab Hong Kong. TJBio Hangzhou remains the affiliate of the Group. The Series B financing in TJBio Hangzhou was consummated in 2023.

The Group presented the summarized financial information of the Group’s long-term investment measured under equity method below in accordance with Rule 4-08 of Regulation S-X.

	Year Ended December 31,
	2023	2022
Operating data:
Revenue	$17,376	$15,365
Net loss	(44,446)	(51,252)

As of December 31, 2023
Balance sheet data:
Current assets	$47,076
Non-current assets	212,948
Current liabilities	44,221
Non-current liabilities	49,391

Series C Investment, Equity Transfer and Shares Repurchase Transactions

On February 6, 2024, the Group entered into definitive agreements with TJBio Hangzhou and its investors to transfer the equity interests it holds in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for the extinguishment of the existing repurchase obligations (see section (b) below) owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. Upon the closing of the transaction on April 2, 2024, the total amount of potential repurchase obligations owed by the Group to the non-participating shareholders of TJBio Hangzhou was expected to range from $30 million to $35 million, an amount that included claims in legal arbitration proceedings by certain non-participating shareholders against I-Mab Hong Kong in connection with the divestiture of the Greater China assets and business operations transaction. Subsequently, during the second and third quarters of 2024, the Group entered into share repurchase agreements with the non-participating shareholders and repurchased TJBio Hangzhou's equity interests held by those shareholders for a price based on the investment cost plus a contractual amount of interest. As a result, the corresponding redemption obligations (see section (b) below) were fully extinguished. Concurrently with the equity transfer transaction on February 6, 2024, the Group participated in the Series C fundraising of TJBio Hangzhou and invested $19.0 million in exchange for 5.65% of TJBio Hangzhou’s total share capital. Upon the completion of the repurchase transactions and the Series C investment, the Group's total ownership in TJBio Hangzhou was approximately 15% as of December 31, 2024. The Group does not have the ability to exercise significant influence over the operating and/or financial policies of TJBio Hangzhou given there is no representation on the board of directors or shared management personnel, no participation in TJBio Hangzhou's policy-making processes, or any significant or material intra-entity transactions.

Pursuant to the Series C shareholder agreement (“Series C SHA”), if TJBio Hangzhou fails to complete an initial public offering (“IPO”) of its shares before December 31, 2027, or TJBio Hangzhou voluntarily withdraws the application for the IPO or the relevant regulatory authorities rejects or disapproves the application for the IPO prior to June 30, 2027, the Series A, B, and C investors will have the right to require TJBio Hangzhou to repurchase all or part of its investor's equity interests in cash. The Group’s investment in TJBio Hangzhou’s preferred shares are therefore contingently redeemable as TJBio Hangzhou's redemption obligation is only satisfied upon a

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

future liquidity event by a specified date, which is not within the control of the investor or the issuer. As such, the Group accounted for the investment in TJBio Hangzhou as available-for-sale debt securities in accordance with ASC 320, Investment — Debt Securities. The investments are reported at fair value as of the transaction date and re-measured at each reporting period, with the changes in unrealized gains and losses included as a component of the accumulated other comprehensive income (loss). Any impairment of the investment due to credit-related losses is reported in the consolidated statements of comprehensive loss.

As of December 31, 2024, the fair value of the Group's investments in available-for-sale debt securities was $30.8 million. The Group did not have any investments in available-for-sale debt securities prior to 2024. During the year ended December 31, 2024, the Group recognized $12.4 million of expenses related to the settlement of TJ Biopharma repurchase obligations from the non-participating shareholders as the transaction price was determined based on the non-participating shareholders’ initial investment cost plus a contractual amount of interest compared to the fair value of the investment that was determined by management, using a third-party valuation specialist. The estimated equity value of TJBio Hangzhou was established using a backsolve method based on the recent Series C financing transaction of TJBio Hangzhou. The value was subsequently adjusted as of each reporting period by applying a change in the movement of a selected set of comparable companies and biotech indices. This value was then allocated towards TJBio Hangzhou's Series A, B and C capital structure using an option pricing method, or “OPM”, and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another.

The Group used the following significant assumptions and inputs in the OPM to determine the fair value of the Series A, B, and C shares:

Investments in available-for-sale debt securities	As of December 31, 2024
Equity market adjustment	-20%
Expected time to change in control (Year)	3.0
Estimated volatility	95%
Risk-free rate (Based on the Chinese sovereign yield curve)	1.18%

In addition, various objective and subjective factors were considered to determine the fair value of the Group's Series A, B, and C shares as of each reporting period, including, among other factors:

•
TJBio Hangzhou’s financial position, including cash on hand, and historical and forecasted performance and operating results;
•
the progress of TJBio Hangzhou’s research and development programs;
•
the stage of development and business strategy and the material risks related to TJBio Hangzhou’s business and industry;
•
the likelihood of achieving a liquidity event for the holders of the Series A, B, and C shares, such as an initial public offering, given prevailing market conditions;
•
external market conditions affecting the biotechnology industry sectors;
•
Greater China and global economic conditions; and
•
the lack of an active public market for the Series A, B, and C shares.

The assumptions underlying this valuation represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. This valuation is therefore sensitive to changes in the unobservable inputs. As a result, if the Group had used different assumptions or estimates, or if there are changes to the unobservable inputs, the fair value of the Series A, B and C shares could have been materially different.

For the year ended December 31, 2024, the Group recognized $8.2 million of unrealized loss on the available-for-sale investments in accumulated other comprehensive income (loss) related to non-credit-related changes in the estimated fair value of TJBio Hangzhou.

(b)
Put right liabilities

Pursuant to the Series A SHA and Series B SHA, if TJBio Hangzhou failed to consummate a public offering of TJBio Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and Medium-Sized Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

shareholders of TJBio Hangzhou in accordance with provisions of the Series A SHA and Series B SHA within four years after September 15, 2020 (the “Repurchase Scenario”), the Series A Domestic Investors and Series B Domestic Investors (collectively, the “Domestic Investors”) had the right to elect to request I-Mab Hong Kong to repurchase all or any part of the equity of TJBio Hangzhou held by such Domestic Investors within three years of the occurrence of the Repurchase Scenario. I-Mab Hong Kong is obligated to repurchase the equity held by the Domestic Investors in cash or in I-Mab’s stock (subject to the approval procedures of I-Mab) within one year from the date on which any of the Domestic Investors delivers request of repurchase in writing. The repurchase price is determined based on the investment cost of the Domestic Investors plus a contractual amount of interest. The put right liabilities were recorded as non-current liabilities as of December 31, 2023 based on management’s best estimate of the timing in settlement of potential repurchase request from the Domestic Investors as of the balance sheet date.

The redemption obligation written by I-Mab Hong Kong to the Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (expenses) in the consolidated statements of comprehensive loss.

The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (Finnerty model) to estimate the fair value of the put right using the following assumptions:

Put right liabilities - Series A	As of December 31, 2023
Expected terms (Year)	0.7
Estimated volatility	36.5%
Spot price	$156,707
Probability of triggering event for redemption option	100%

Put right liabilities - Series B	As of December 31, 2023
Expected terms (Year)	0.7
Estimated volatility	33.5%
Spot price	$44,570
Probability of triggering event for redemption option	100%

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

The redemption obligations were fully extinguished as of December 31, 2024 through equity transfer and shares repurchase transactions during the year as described in section (a) - Investments in TJBio Hangzhou.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. ACCRUALS AND OTHER PAYABLES

	As of December 31,
	2024	2023
Current:
Employee salary and benefits	$2,628	$2,395
Accrued research and development expenses	2,442	603
Non-refundable incentive payment from depositary bank (1)	106	1,273
Accrued legal expenses	1,024	1,375
Accrued other expenses	1,438	2,203
	7,638	7,849
Non-current:
Non-refundable incentive payment from depositary bank (1)	—	106
	—	106
Total accruals and other payables	$7,638	$7,955

(5)
The Group received a non-refundable incentive payments of $0.7 million, $1.2 million, and $1.9 million from its ADS depositary bank in March 2023, December 2022, and April 2020 respectively. The amount was recorded ratably as other gains over a five-year arrangement period. For the years ended December 31, 2024, 2023 and 2022, the Group has recorded $1.3 million, $1.2 million and $0.4 million as other income in the consolidated statements of comprehensive loss, respectively.

9. INCOME TAXES

Cayman Islands

I-Mab is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, I-Mab is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

I-Mab is incorporated in the Cayman Islands, however, has completed its business registration in Hong Kong and has a Hong Kong tax file number. I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the year ended December 31, 2022, I-Mab recorded income tax expense of $0.1 million in the consolidated statements of comprehensive loss. I-Mab did not record any income tax expense for the years ended December 31, 2024 and 2023. For the years ended December 31, 2024, 2023 and 2022, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab and I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma US Ltd. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. I-Mab Biopharma US Ltd. is also subject to state income tax in Maryland and several other states at a blended rate of 3.63%. I-Mab Biopharma US Ltd. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

China

I-Mab Tianjin is incorporated in the PRC and is subject to PRC income tax at a rate of 25%. I-Mab Tianjin has no taxable income for all periods presented, therefore, no provision for income taxes is required.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Reconciliations of the differences between the Hong Kong statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
	2024	2023	2022
Loss before income tax	$(49,696)	$(82,217)	$(141,100)
Income tax computed at Hong Kong statutory income tax rate	(8,200)	(13,566)	(23,282)
Effect of tax rates in foreign jurisdictions	(80)	(3,215)	(4,383)
Non-deductible expenses	80	9,681	18,635
Net operating losses(1)	(5,155)	—	—
Intangible assets(1)	1,784	—	—
Tax credits(1)	(4,534)	—	—
Other	292	5,110	(6,382)
Changes in valuation allowance	15,813	1,990	15,514
Income tax expense (benefit)	$—	$—	$103

(1) 2024 balances reflect deferred tax activity related to prior periods that is offset by the valuation allowance and results in no net impact to income tax expense (benefit).

The principal components of the deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforward(1)	$34,484	$25,193
Depreciation and amortization of property, equipment, software, intangible asset and capitalized R&D expenses(1)	11,621	12,544
Share-based compensation expenses	1,394	1,766
Lease liability	911	—
Available-for-sale debt securities	3,871	—
Tax credits(1)	4,485	—
Other	93	—
Less: valuation allowance	(56,015)	(39,503)
Total deferred tax assets	$844	$—

Deferred tax liabilities:
Right-of-use assets	$844	$—
Total deferred tax liabilities	$844	$—
Deferred tax assets, net	$—	$—

(1) 2024 balances reflect deferred tax activity related to prior periods that is offset by the valuation allowance and results in no net impact to income tax expense (benefit).

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The movements of the valuation allowance for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
	2024	2023	2022
Balance as of January 1	$(39,503)	$(38,615)	$(23,101)
Additions(1)	(16,912)	(2,079)	(17,241)
Changes through other comprehensive income (loss)	(924)	—	—
Utilization and reversal of valuation allowances	1,324	1,191	1,727
Balance as of December 31	$(56,015)	$(39,503)	$(38,615)

(1) 2024 balances reflect deferred tax activity related to prior periods that is offset by the valuation allowance and results in no net impact to income tax expense (benefit).

As of December 31, 2024, the Group had U.S. federal, state, and non-U.S. net operating losses (“NOL”) of $112.6 million, $95.6 million, and $36.6 million, respectively. The U.S. federal NOLs may be carried forward indefinitely; the state NOLs will begin to expire in 2036, and the non-U.S. NOLs will begin to expire in 2026. As of December 31, 2024, the Group also has U.S. research and development tax credits of $4.3 million that will begin to expire in 2039.

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses together with other deferred tax assets will not be utilized in the foreseeable future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2024 and 2023.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

10. ORDINARY SHARES

The Company’s authorized share capital is $80,000 comprising of 800,000,000 ordinary shares with a par value of $0.0001 each. As of December 31, 2021, the Company issued 183,826,753 ordinary shares.

On August 23, 2022, the Company announced it planned to implement share repurchases pursuant to the stock repurchase program previously authorized by its board of directors. Under the stock repurchase program, the Company and its senior management may purchase up to $40 million of its ordinary shares in the form of ADSs in aggregate. In August 2023, the Company’s board of directors authorized the renewal of the stock repurchase program, which the Company refers to as the 2023 Stock Repurchase Program. Under the 2023 Stock Repurchase Program, the Company may repurchase up to $40 million of its ordinary shares in the form of ADSs in aggregate, for a 12-month period. The 2023 Stock Repurchase Program became effective on August 15, 2023. For the years ended December 31, 2024 and 2023, the Company repurchased 413,214 ordinary shares, equivalents to 179,658 ADSs, inclusive of 5 canceled ordinary shares, in an aggregate amount of approximately $0.3 million and 10,656,794 ordinary shares, equivalents to 4,633,389 ADSs, in an aggregate amount of approximately $8.6 million under the authorized stock purchase program, respectively. These repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity. The Company's board of directors has not, and does not intend, to renew the stock repurchase program.

For the years ended December 31, 2024 and 2023, 2,252,047 and 3,849,268 shares of treasury stock were used for the issuance of ordinary shares for exercise of share options and vesting of restricted share units (“RSUs”), respectively. No treasury stock was used for the year ended December 31, 2022. As of December 31, 2024, 2023 and 2022, 6,621,234, 8,460,067 and 1,652,541 shares were recorded as treasury stock, respectively.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

During the years ended December 31, 2023 and 2022, 280,568, and 6,845,888 units of stock options were exercised, and 1,260,701, and 1,859,819 RSUs were issued as ordinary shares, respectively. No stock options were exercised and no ordinary shares were issued upon the vesting of RSUs during the year ended December 31, 2024, as all vested RSUs were issued from treasury stock.

11. SHARE-BASED COMPENSATION

In October 2017, the Company adopted the 2017 Employee Stock Option Plan (“2017 Plan”). Under the 2017 Plan, a maximum aggregate number of 13,376,865 ordinary shares that may be issued pursuant to all awards granted was approved. On December 25, 2019, the Second Amended and Restated 2017 Plan was approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2017 Plan shall be adjusted in accordance with a formula pre-approved by the shareholders. As of December 31, 2024 and 2023, no shares were available to issue under the 2017 plan.

On February 22, 2019, the Company adopted the 2018 Employee Stock Option Plan (“2018 Plan”), which was subsequently amended on July 22, 2019. Under the amended and restated 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 14,005,745, and if the Company successfully lists on an internationally recognized securities exchange for a Qualified Public Offering by December 31, 2019, the maximum aggregate number of ordinary shares which may be issued shall be 15,452,620. On December 25, 2019, the Second Amended and Restated 2018 Plan were approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2018 Plan shall be adjusted in accordance with a formula pre-approved by the shareholders. As of December 31, 2024 and 2023, no shares were available to issue under the 2018 Plan.

On October 29, 2019, the Company adopted 2019 Share Incentive Plan (“2019 Plan”), became effective immediately prior to the completion of the Company’s IPO. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be 100,000. As of December 31, 2024 and 2023, no shares were available to issue under the 2019 Plan.

On July 15, 2020, the Company adopted the 2020 Share Incentive Plan (“2020 Plan”). Under the 2020 Plan, the maximum aggregate number of shares authorized to be issued is 10,760,513 ordinary shares, provided that the maximum number of shares to be issued in the form of RSUs shall not exceed 7,686,081 ordinary shares. As of December 31, 2024, no shares were available to issue under the 2020 Plan.

On May 28, 2021, the Company adopted the 2021 Share Incentive Plan (“2021 Plan”). Under the 2021 Plan, the maximum aggregate number of shares authorized to be issued is 12,023,618 ordinary shares, provided that the maximum number of shares to be issued in the form of RSUs shall not exceed 6,011,809 ordinary shares. As of December 31, 2024, no shares were available to issue under the 2021 Plan.

On June 17, 2022, the Company adopted the 2022 Share Incentive Plan (“2022 Plan”). Under the 2022 Plan, the maximum aggregate number of shares authorized to be issued is 13,148,594 ordinary shares, provided that the maximum number of shares to be issued in the form of RSUs shall not exceed 5,478,577 ordinary shares. As of December 31, 2024, no shares were available to issue under the 2022 Plan (together with the 2017 Plan, 2018 Plan, 2019 Plan, 2020 Plan, 2021 Plan and 2022 Plan, the “Predecessor Plans”).

The purpose of the Predecessor Plans was to enhance the Company’s ability to attract, retain, incent, reward, and motivate persons who make (or are expected to make) important contributions to the Company by providing Participants with equity ownership and other incentive opportunities.

On May 30, 2024 (the “Effective Date”), the Company adopted the 2024 Share Incentive Plan (the “2024 Plan”). The purpose of the 2024 Plan, as with previous plans, is to provide employees and service providers with incentives to contribute to the growth and financial performance of the Company. Administered by the Company’s board of directors, the 2024 Plan allows the Company to grant stock options and RSUs to eligible employees and service providers.

The 2024 Plan is intended to be a successor to the Predecessor Plans. From and after the Effective Date, no additional awards shall be granted under the Predecessor Plans. Any outstanding awards under the Predecessor Plans that are cancelled or forfeited will be available for issuance under the 2024 Plan. All Awards granted after the Effective Date of the 2024 Plan shall be subject to the terms of the 2024 Plan (together with the Predecessor Plan, the “Plans”). The maximum aggregate number of ordinary shares authorized for issuance under the 2024 Plan shall not exceed 12,508,276 plus (i) the sum of any returning shares which become available from time to time, plus (ii) the sum of any shares which, but for the termination of the predecessor plans immediately prior to the effective date, were at such time

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

reserved and available for issuance under the predecessor plans but not issued or subject to outstanding awards, plus (iii) an annual increase on the first day of each calendar year for a period of not more than 10-years beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to (x) five and a half percent (5.5%) of the total number of ordinary shares outstanding on the last day of the immediately preceding calendar year or (y) such lesser amount (including zero) that the Company’s board of directors determines for purposes of the annual increase for that calendar year. As of December 31, 2024, 17,907,237 ordinary shares were available to issue under the 2024 Plan.

The following table sets forth the stock options activities of the Plans for the periods presented:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	options	price	term (years)	$
Outstanding as of December 31, 2023	14,400,255	$6.75	7.5	$—
Continuing operations:
Granted	17,912,621	$0.78	—	—
Exercised	—	$—	—	—
Forfeited	(8,034,986)	$2.21	—	—
Expired	(3,528,811)	$6.14	—	—
Discontinued operations	(8,666,913)	$6.21
Outstanding as of December 31, 2024 - continuing operations	12,082,166	$1.45	9.1	—
Options vested and exercisable as of December 31, 2024 - continuing operations	1,314,656	$6.91	5.8	$—

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $0.

For the years ended December 31, 2024, 2023 and 2022, the Group recognized a total employee stock ownership plan expenses of $(1.5) million, $5.1 million and $6.8 million, respectively. The expense reduction for the year ended December 31, 2024 was largely driven by a significant reduced headcount due to the shift in business strategy in 2024. As of December 31, 2024, total employee stock ownership plan cost not yet recognized related to unvested options was $3.0 million, which is expected to be recognized over a weighted-average period of 2.6 years.

The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2024, 2023 and 2022 was $0.47, $1.26 and $4.36, respectively.

During the year ended December 31, 2024, the Group estimated the fair value of stock options using the BSOPM on the grant date. During the years ended December 31, 2023 and 2022, the Group estimated the fair value of stock options using the BOPM on the grant date.

The BSOPM and BOPM require a number of assumptions in order to derive a fair value determination for each type of award. Expected volatility is derived from a combination of the historical volatilities of the Group and select publicly traded peers for a period consistent with the underlying instrument’s expected term. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The expected exercise multiple is estimated as the average ratio of the stock price to the exercise price when employees decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. The risk-free interest rate is based on the yield curve of a zero-coupon, U.S. Treasury bond on the date the stock option

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

award was granted with a maturity equal to the expected term of the stock option award. Dividend yields are based on the Group’s history and expected future actions. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

The assumptions used in the models were as follows:

Year Ended December 31,
2024
Weighted average expected term (years)	5.9
Weighted average expected volatility	87.2%
Risk-free interest rate	4.4%
Dividend yield	—

	Year Ended December 31,
	2023	2022
Weighted average expected volatility	59.2%	55.2%
Risk-free interest rate	3.9%	1.9% - 3.5%
Exercise Multiple	2.8	2.8
Time to Maturity	10	10
Dividend yield	—	—

The following is a summary of RSU activities during the year ended December 31, 2024:

		Weighted average
	Number of	grant date
	RSUs	fair value
Unvested as of December 31, 2023	3,488,069	$5.53
Continuing operations:
Granted (1)	8,816,958	0.64
Vested	(1,884,242)	2.21
Forfeited	(3,229,469)	2.10
Discontinued operations	(1,813,900)	5.61
Unvested as of December 31, 2024 - continuing operations	5,377,416	$0.75

(1)
Included in the awards granted during the year ended December 31, 2024, are 4,998,958 RSUs that are subject to service-based vesting conditions (the “Time-based Units”) and which vest over a four-year service period. The remaining 3,818,000 are performance stock unit grants (“PSU”) approved by the Company’s board of directors. 954,500 PSUs are performance related and will be eligible to vest upon the achievement of several progress related metrics, this award was fully vested as of December 31, 2024 (the “Performance-based Units”). The remaining 2,863,500 PSUs will be eligible to vest upon the satisfaction of specified market-based conditions tied to the price of the Company's publicly traded shares at three distinct price threshold levels (the “Market-based Units”). As of December 31, 2024, the 2,863,500 Market-based Units remained outstanding.

For the years ended December 31, 2024, 2023 and 2022, the Group recorded a total share-based compensation expense of $(1.9) million, $5.8 million and $8.4 million, respectively, related to the Time-based Units. The expense reduction for the year ended December 31, 2024 was largely driven by a reduced headcount due to the shift in business strategy in 2024. As of December 31, 2024, total share-based compensation cost not yet recognized related to unvested Time-based Units was $1.2 million, which is expected to be recognized over a weighted-average period of 3.0 years.

The weighted-average grant date fair value of the Time-based Units granted during the years ended December 31, 2024, 2023 and 2022 was $0.76, $10.05 and $9.19, respectively.

For the year ended December 31, 2024, the Group recorded a total share-based compensation expense of $0.7 million related to the Performance-based Units. The Group did not record any share-based compensation expense related to the Performance-based Units for

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

the years ended December 31, 2023 and 2022. As of December 31, 2024, the Group did not have any share-based compensation cost not yet recognized related to unvested Performance-based Units.

The weighted-average grant date fair value of the Performance-based Units granted during the year ended December 31, 2024 was $0.76.

Compensation expense for the Market-based Units will be recognized over the vesting period of the awards based on the fair value of the award at the grant date, regardless of whether the market condition is satisfied. The fair value of Market-based Units granted is estimated using a Monte Carlo simulation. For the year ended December 31, 2024, the Group recognized less than $0.1 million of share-based compensation expense related to the Market-based Units. The Group did not recognize any share-based compensation expense related to the Market-based Units for the year ended December 31, 2023 and 2022. As of December 31, 2024, $1.1 million of share-based compensation expense related to the Market-based Units remained to be recognized over a period of 4.2 years.

The weighted-average grant date fair value of the Market-based Units granted was $0.40. The fair value of this award was estimated using a Monte Carlo simulation to address the path-dependent nature of the market-based vesting conditions. Based on the award term, equity value, expected volatility, risk-free rate, and a series of random variables with a normal distribution, the future equity value was simulated. Each trial within the simulation includes assumptions of achieving a per share valuation level of the Group’s Ordinary Share Equivalents as stipulated in the agreement to determine whether the market-based conditions are met resulting in vesting or not, and the future value of the award.

The assumptions used to value the Market-based Units issued during the year ended December 31, 2024 were as follows:

December 31, 2024
Fair value of common stock	$0.47
Weighted average expected term (years)	4.2
Weighted average expected volatility	85.0%
Risk-free interest rate	4.4%
Dividend yield	—

The total share-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items on the consolidated statements of comprehensive loss:

	Year Ended December 31,
	2024	2023	2022
Research and development expenses	$1,576	$2,884	$3,480
Administrative expenses	(3,525)	7,355	9,669
Equity in loss of affiliate	(674)	682	2,051
Total	$(2,623)	$10,921	$15,200

12. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements.

A. In-Licensing Arrangements

Licensing Agreement with Ferring (Olamkicept)

In November 2016, the Group entered into a license and sublicense agreement with Ferring International Center SA (“Ferring”), with respect to (i) FE301, an interleukin-6 inhibitor, and (ii) all pharmaceutical formulations in finished packaged form containing FE301 covered by certain patents or patent applications. Under this agreement, Ferring granted to the Group an exclusive, sublicensable license (excluding any non-exclusive license that Ferring granted to Conaris Research Institute AG under a licensing agreement entered into in November 2008) under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in mainland China, Hong Kong, Macau, Taiwan and South Korea. The Group also

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

have an option to receive an exclusive, sublicensable license under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in countries in North America, the European Union and Japan that are mutually agreed upon by the parties.

The Group is required to use commercially reasonable efforts to obtain approval of FE301 and to promote, market, distribute and sell it in mainland China, Hong Kong, Macau, Taiwan, and South Korea. Such activities are to be at the Group's own cost and expense.

Under this agreement, the Group paid to Ferring an upfront license fee of $2.0 million. The Group also agreed to make milestone payments to Ferring, in the aggregate amount of $14.5 million, conditioned on the achievement of certain development milestones in the licensed territory, including completion of Phase 1b and Phase 2a clinical trials and the submission and approval of the new drug application. Further, if the Group exercises its option to receive a license in any of the mutually agreed upon countries in North America, the European Union and Japan, it is required to pay to Ferring an additional $3.0 million as an upfront license fee (upon the exercise of the option), and milestone fees up to the aggregate amount of $30.0 million, conditioned upon the licensed product achieving certain development milestones in certain countries in the option territory.

In addition, the Group agreed to pay Ferring tiered royalties ranging from the mid-single-digit to high-single-digit percentages of annual net sales for countries in mainland China, Hong Kong, Macau, Taiwan, and South Korea, and from the high-single-digits to 10% of annual net sales for the mutually agreed upon countries in North America, the European Union and Japan. To date, the Group had not paid any royalties to Ferring.

The royalty term commences with the first commercial sale of the licensed product in the relevant country and ends upon the later of (i) 15 years from the date of launch, and (ii) the expiry of the last to expire patent of Ferring that includes a valid claim covering the development, making, using or selling of the licensed compound or licensed product in the licensed territory and/or option territory. Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of the expiry of the royalty term, and the first date on which the Group is not conducting any necessary and outstanding clinical trial with respect to the licensed product or seeking to obtain any necessary and pending regulatory approval for the licensed product, if applicable. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, in the event that the original licensor terminates its license to Ferring governing any of the intellectual property sublicensed to the Group under this agreement, Ferring has the right to terminate this agreement with respect to such sublicenses in which case both parties will discuss in good faith how to resolve and mitigate to mutual satisfaction. To the extent that Ferring terminates for the Group's material breach, bankruptcy or insolvency, among other things, all licenses and rights granted by Ferring to the Group will automatically terminate and the licenses and rights the Group granted to Ferring will survive and automatically become irrevocable with the right to sublicense.

During the term of the licensing agreement, if the Group develops or acquires any improvement, modification, enhancement or addition to the licensed product, the Group will own and retain all rights, title and interest therein, and grant to Ferring a non-exclusive, fully paid, royalty-free, worldwide license thereto.

In September 2020, the Group entered into a sublicense agreement with TJBio Hangzhou, under which the Group sublicensed to TJBio Hangzhou an exclusive, sublicensable license to develop, manufacture and commercialize olamkicept in mainland China, Hong Kong, Macau, Taiwan and South Korea. In December 2021, the Group entered into a supplementary sublicensing agreement with TJBio Hangzhou, pursuant to which TJBio Hangzhou, as a sub-licensee of olamkicept (TJ301) in Greater China and Korea, agreed to pay $3.0 million to the Group for the completion of olamkicept (TJ301) Phase 2a study report. After receiving the milestone payment of $3.0 million from TJBio Hangzhou, the Group made the payment of $3.0 million to Ferring during 2022.

In May 2022, the Group entered into an amended and restated license and sublicense agreement and a cell line and manufacturing collaboration agreement with Ferring, under which the Group granted to Ferring an exclusive, perpetual and transferable sublicense, with the right to grant further sublicenses to sublicensees, under all of the intellectual properties licensed to the Group by its business partner, to research, develop, make, import, use and sell olamkicept as expressed by or produced by cell lines created by the Group's business partner and its affiliates in any human indications in the territories other than Greater China and Korea. The Group also granted to Ferring an exclusive, perpetual and royalty-free license, with right of sublicense to sublicensees, under the intellectual property owned or controlled by the Group which relates to cell lines created by its business partner and its affiliates, for the research, development, making, using or selling of olamkicept, including prespecified patents and know-how and improvements thereto. In December 2022, the Group delivered the data package defined in the first milestone of the amended and restated license and sublicense agreement with Ferring and recognized $5.5 million of revenue. The Group subsequently paid TJBio Hangzhou $2.75 million and reduced the amount of revenue recognized by such amount. To our knowledge, TJBio Hangzhou has ceased the development of olamkicept.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

B. Collaboration Arrangements

Collaboration Agreement with ABL Bio

In July 2018, the Group entered into a collaboration agreement with ABL Bio, which has been subsequently amended, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product. Following the divestiture of its Greater China assets and business operations and as of the date of this annual report, the Group's rights in the collaboration agreement are limited to a 50/50 split for worldwide rights excluding Greater China and South Korea.

Collaboration Agreements with Tracon Pharmaceuticals, Inc.

In November 2018, the Group entered into collaboration agreements with Tracon Pharmaceuticals, Inc. (“Tracon”) whereby the Group and Tracon agreed to (i) co-develop the Group’s proprietary CD73 antibody, TJD5, and (ii) collaborate to co-develop up to five bispecific antibodies. Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to these agreements. In February 2021, the Group sent Tracon a notice to terminate the agreement the Group entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of $9.0 million owing to Tracon. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with the Group. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by I-Mab. The financial impacts of the transaction were allocated to discontinued operations for the periods presented.

Clinical Trial Collaboration and Supply Agreement with Bristol Myers Squibb

In June 2024, the Group entered into a clinical trial collaboration and supply agreement with Bristol-Myers Squibb Company (“BMS”) to evaluate the Group’s novel bispecific antibody, givastomig, targeting Claudin18.2 x 4-1BB in clinical trials, in combination with BMS’s anti-PD-1 monoclonal antibody product known as OPDIVO® (nivolumab). Under the terms of the agreement, the Group will be responsible for sponsoring and conducting, at its own cost, a multi-national Phase 1 trial of givastomig in combination with nivolumab. BMS will manufacture and supply a sufficient amount of nivolumab to the Group solely for the conduct of the combination therapy at no charge to the Group. BMS grants to the Group a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to use nivolumab in research and development solely to the extent necessary to conduct the combination therapy, seek regulatory approval for, and upon such regulatory approval, market and promote givastomig for use in the combination therapy with nivolumab. The Group grants to BMS a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to seek regulatory approval for, and upon such regulatory approval, market and promote nivolumab in the combination therapy with givastomig.

Global Strategic Partnership with AbbVie

On September 3, 2020, the Group, through TJBio Shanghai and I-Mab Biopharma US Limited, entered into a license and collaboration agreement with AbbVie Ireland Unlimited Company (“AbbVie”), establishing a broad global strategic partnership. Prior to the divestiture of the Greater China assets and business operations, TJBio Shanghai was a wholly-owned subsidiary of the Group.

Pursuant to this collaboration, the Group granted AbbVie a global license, excluding Mainland China, Macau, and Hong Kong, to develop and commercialize lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by the Group for the treatment of multiple cancers. The Group retained all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Macau, and Hong Kong. The Group was also responsible for performing the development activities at its sole expense as outlined in the initial development plan. Such initial development activities consisted of two studies, Study I and Study II. Study I was to be conducted in the United States evaluating lemzoparlimab in combination with pembrolizumab or rituximab in patients with relapsed or refractory solid tumors and lymphomas.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Study II was to be conducted in Mainland China evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and preliminary efficacy of lemzoparlimab in patients with acute myeloid leukemia (“AML”) or myelodysplastic syndrome (“MDS”). AbbVie had the right to conduct further global clinical trials (which the Group may elect to co-fund) to evaluate lemzoparlimab in multiple cancers.

Upon the satisfaction of all the pre-effect date covenants, the collaborative agreement took effect on December 10, 2020, on which date the Group was entitled to a non-refundable upfront payment of $180.0 million. In addition, the Group has received milestone payment of $20.0 million from AbbVie and is eligible to receive up to $1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which $840.0 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low-to-mid teen double-digit percentages on global net sales outside of Mainland China, Macau, and Hong Kong.

The Group identified three performance obligations: (1) grant of lemzoparlimab license upon the effective date, (2) delivering the Study I initial development services, and (3) delivering the Study II initial development services.

In August 2022, the Group and AbbVie entered into an amendment to the original license and collaboration agreement dated September 3, 2020. The amendment modified the economics of the original agreement such that the Group will be eligible to receive, and AbbVie will pay, up to $1.295 billion in development, regulatory, and sales milestone payments, plus tiered royalties at rates from mid-to-high single-digit percentages on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments plus tiered royalties for the already licensed CD47 compounds. The Group retained the exclusive right to develop and commercialize all licensed products under the agreement in Greater China. AbbVie discontinued its sponsored global Phase 1b combination study of lemzoparlimab plus azacitidine (“AZA”) and venetoclax in patients with MDS and AML, and the Phase 1b study of lemzoparlimab in patients with relapsed or refractory multiple myeloma. As a result of the amendment, the Group estimated the amount of consideration to which it would have been entitled to under the amended agreement and determined the probability of achieving the second milestone payment of $50.0 million was reduced. The Group concluded it was not probable that a significant reversal of revenue will not occur once the uncertainty associated with the milestone payment was resolved, thus the variable consideration of $50.0 million associated with the second milestone was excluded from the transaction price at the amendment date. The original consideration of $200.0 million was re-allocated to the three performance obligations based on the relative stand-alone selling price at the amendment date. The allocated price for the grant of the lemzoparlimab license, Study I, and Study II was $183.0 million, $8.8 million, and $8.2 million, respectively. As of the amendment date, based on the updated transaction price and the progress of each performance obligation, the Group recorded in continuing operations a cumulative catch-up adjustment which resulted in a reduction of revenue of $5.8 million, offsetting this amount, revenue of $1.5 million was recorded for the ongoing Study I and Study II initial development services for the year ended December 31, 2022.

On September 21, 2023, the Group received a notice from AbbVie, terminating the license and collaboration agreement. The termination of the license and collaboration agreement in its entirety by AbbVie was based on the previous program discontinuation and AbbVie’s strategic decision. The termination took effect on November 20, 2023. As a result, contract liabilities of $0.6 million related to Study I and Study II were recognized as revenue for the year ended December 31, 2023.

Breakdown of licensing and collaboration revenue

The breakdown of licensing and collaboration revenue was as follows:

	Year Ended December 31,
	2023	2022
Recognition in the year	$632	$1,520
Reduction in the year	—	(5,821)
Revenues from AbbVie	632	(4,301)
Revenues from other partners	—	2,750
Total licensing and collaboration revenue	$632	$(1,551)

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. OTHER INCOME (EXPENSES), NET

The following table summarizes other income (expenses), net recognized for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,
	2024	2023	2022
Settlement of TJ Biopharma repurchase obligations	$(12,388)	$—	$—
Fair value change and extinguishment of put right liabilities	13,852	(1,118)	5,070
Net foreign exchange losses	(5,573)	(8,044)	(33,751)
Income of incentive payment from depository bank	1,273	1,214	433
Impairment of long-lived assets	(1,246)	—	—
Other	(636)	(142)	(21)
Total other expense, net	$(4,718)	$(8,090)	$(28,269)

14. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	Year Ended December 31,
	2024	2023	2022
Numerator:
Net loss attributable to continuing operations	$(49,696)	$(82,217)	$(141,203)
Net gain (loss) attributable to discontinued operations	27,466	(125,512)	(229,850)
Net loss	$(22,230)	$(207,729)	$(371,053)
Denominator:
Denominator for basic and diluted gain (loss) per share calculation- weighted average number of common shares outstanding	186,728,372	191,423,850	189,787,292

Net loss per share from continuing operations - basic and diluted	$(0.27)	$(0.43)	$(0.74)
Net gain (loss) per share from discontinued operations - basic and diluted	$0.15	$(0.66)	$(1.22)
Net loss per share - basic and diluted	$(0.12)	$(1.09)	$(1.96)

The Group uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive for purposes of reporting loss per share for discontinued operations. The control number concept requires that the same number of potentially dilutive securities applied in computing diluted earnings per share from continuing operations be applied to all other categories of income or loss, regardless of their anti-dilutive effect on such categories. The effects of all outstanding RSUs and stock options have been excluded from the computation of diluted loss per share for the years ended December 31, 2024, 2023 and 2022 as their effects would be anti-dilutive to the control number. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31,
	2024	2023	2022
RSUs	5,377,416	1,543,009	484,395
Stock options	1,314,656	617,707	2,939,322

15. COMMITMENTS AND CONTINGENCIES

Contingencies

On February 6, 2024, the Group entered into definitive agreements with TJBio Hangzhou and its investors which provided that the Group’s wholly-owned subsidiary, I-Mab Hong Kong, would transfer the equity interests it held in TJBio Hangzhou to certain

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders.

In connection with the divestiture of its Greater China assets and business operations, the Group transferred the equity interests it held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. However, the non-participating shareholders of TJBio Hangzhou have initiated legal proceedings against I-Mab Hong Kong and the Group in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders sought monetary relief amounting to $17.4 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceeding were concluded and I-Mab settled with the non-participating shareholders in the second half of 2024.

The Group did not have significant long-term obligations, or guarantees as of December 31, 2024 and 2023.

On March 1, 2022, the Group filed a complaint in the United States District Court for the District of Delaware, naming Inhibrx, Inc. (“Inhibrx”) and Dr. Brendan Eckelman as defendants (together “the Defendants”). This trial was related to the litigation against the Defendants’ alleged misappropriation of the Company’s preclinical and clinical trade secret data, allegedly obtained by Dr. Eckelman while acting as an expert witness for Tracon. The Company sought damages in the form of a lump sum reasonable royalty, along with exemplary damages for Defendants’ willful and malicious misappropriation. The judge bifurcated for a later bench trial the Company’s claims related to Defendants’ misappropriation of its business trade secret information. On November 1, 2024, a federal jury in the United States District Court for the District of Delaware found in favor of the Defendants in this bifurcated trial relating to a portion of the Company’s trade secret information.

16. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group for the years ended December 31, 2024, 2023 and 2022:

Name of related parties	Relationship with the Group
I-Mab Biopharma (Hangzhou) Co., Ltd	Subsidiary of the Group before September 15, 2020; Affiliate of the Group from September 15, 2020 to April 2, 2024.
ABio-X Holdings, Inc.

ABio-X is a wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P. C-Bridge Healthcare Fund V, L.P. and its affiliates hold more than 15% of the total outstanding shares of the Company.

On February 6, 2024, the Group participated in the Series C fundraising of TJBio Hangzhou and invested $19.0 million in exchange for 5.65% of equity interest. See Note 7 – Investments and put right liabilities. for more information. For the year ended December 31, 2022, the Group paid TJBio Hangzhou $2.8 million in connection with the license and sublicense agreement with Ferring and recognized a reduction in revenue of the same amount. See Note 12 – Licensing and collaboration arrangements, for more information.

During the year ended December 31, 2024, the Group recognized $0.2 million in consulting and secondment expenses from ABio-X Holdings, Inc.

17. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, and other receivables. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2024, all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the United States. As of December 31, 2023, all of the Groups cash and cash equivalents and short-term investments were held by major financial constitutions located in the PRC and international financial institutions outside of the PRC. Management believes these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

I-MAB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SUBSEQUENT EVENTS

On January 28, 2025, the Group completed a workforce reduction designed to improve operational efficiencies and realign the Group’s clinical development support as a result of the Group’s recently announced pipeline reprioritization (the “Realignment Plan”). The Realignment Plan reduced the Group’s workforce by approximately 27%.

The Group incurred charges associated with the Realignment Plan in 2025 of approximately $0.8 million primarily related to employee severance payments, benefits and related termination costs.