Form 20-F
period 2025-12-31
NovaBridge Biosciences
filed 2026-04-07
CIK 1778016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

Date of event requiring this shell company report

Commission file number: 001-39173

NovaBridge Biosciences

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

2440 Research Boulevard, Suite 400

Rockville, MD 20850

United States

(Address of Principal Executive Offices)

Kyler Lei

Chief Financial Officer

2440 Research Boulevard, Suite 400

Rockville, MD 20850

United States

Phone: (240) 745-6330

(Name, Telephone, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each ten (10) American depositary shares representing twenty-three (23) ordinary shares	NBP	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Ordinary shares, par value $0.0001 per share	*	The Nasdaq Stock Market LLC (The Nasdaq Global Market)*

* Not for trading, but only in connection with the registration of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 265,377,891 ordinary shares outstanding, par value of $0.0001 per share as of December 31, 2025.

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
•
“CBC Group” refers to CBC Group, an asset manager, and its affiliates.
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
•
“NovaBridge,” “we,” “us,” “our company” and “our” refer to NovaBridge Biosciences (formerly known as I-Mab), a Cayman Islands exempted company, and its subsidiaries, and, in the context of describing the operations and consolidated financial information prior to the completion of the divestiture transaction of business operation in China, the divested PRC subsidiaries;
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
•
“TJ Biopharma” refers to the combination of TJBio Shanghai and I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”), following the close of the April 2024 divestiture of our Greater China assets and business operations; and
•
“U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

In April 2024, we closed the divestiture of our Greater China assets and business operations. Among other transaction components, we transferred all of the outstanding equity interest in TJBio Shanghai to TJBio Hangzhou, an unconsolidated investee, on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma’s, the combined company, achievement of certain future regulatory and sales-based milestone events as well as royalties. Upon the completion of the divestiture transaction, we ceased to consolidate the divested entity, assets and businesses as well as their corresponding financial results, which includes the future development costs of our divested Greater China assets and business operations.

Unless otherwise specifically stated, the information relating to the business operations is disclosed on a continuing operations basis, which excludes our divested Greater China assets and business operations that were divested in April 2024.

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

Our investors can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•
our limited operating history and our ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates;
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
•
the expected contingent consideration to be received from TJ Biopharma based on the achievement of certain future regulatory and sales-based milestone events;
•
the potential benefits of our new corporate strategy and business model;

•
our ability to demonstrate the safety and efficacy of our drug candidates;
•
our ability to enroll patients and complete clinical studies on the timelines contemplated;
•
the clinical results for our drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval;
•
the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of our drug candidates; and
•
our reliance on third parties to conduct drug development, manufacturing and other services.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

NovaBridge Biosciences (referred to herein as “NovaBridge”) is a Cayman Islands holding company with its current business operations primarily conducted by its subsidiary based in the United States and China. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands instead of equity interest in our operating subsidiaries. This structure involves unique risks to investors who hold our ADSs.

Prior to April 2024, we conducted business operations in China through TJBio Shanghai to advance the Greater China portfolio. In February 2024, we entered into definitive agreements with TJBio Hangzhou, an unconsolidated investee of ours, and a group of China-based investors to divest our Greater China assets and business operations. In April 2024, we closed the divestiture of our Greater China assets and business operations. Since the completion of these transactions, we have conducted our business operations primarily through our U.S. subsidiary.

In 2025, we established Visara, Inc. (“Visara”), a U.S. subsidiary and Bridge Health Bio-Tech (Shanghai) Co., Ltd. (“Bridge Health”), a subsidiary in China, to support business operations.

Any operations that we may conduct through our PRC subsidiaries are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the regulatory approvals on U.S. based offerings and listings by, and foreign investment in, companies with operations in China, and implemented industry-wide regulations, including cybersecurity and data privacy related regulations. The PRC government has significant authority in regulating any operations that we may conduct through our PRC subsidiaries and may influence any operations that we may conduct through our PRC subsidiaries. The PRC may exert more oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, may cause the value of our securities to significantly decline.

Permissions may be Required from the PRC Authorities for the Offering of Our Securities

The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted outside of China and investments in China-based issuers. Based on the nature and scale of data processed or handled by us in our business operations and our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) have not been required to go through the filing procedures with regard to the historical listing and historical issuance of securities by our company to foreign investors with the China Securities Regulatory Commission (the “CSRC”) under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, (ii) have not been required by the Cyberspace Administration of China (the “CAC”) or any of its local counterparts, to go through the cybersecurity review under the Cybersecurity Review Measures, and (iii) have not received or were denied such permissions by the CSRC or the CAC. Nevertheless, in the event that we conduct any offering and listing outside China or any securities offerings in the future that will be captured by the trial administrative measures, we may be required to go through the filing procedures with the CSRC. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—The approval of and filing with PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022 (the “HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that have not been subject to inspections by the Public Company Accounting Oversight Board (United States) (“PCAOB”) for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our prior auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. While vacating those determinations, the PCAOB noted that, should it encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by any authority there, the PCAOB would act to immediately reconsider the need to issue new determinations consistent with the HFCAA and PCAOB’s Rule 6100.

On August 6, 2024, our Audit Committee approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm, effective August 7, 2024, and the appointment of PricewaterhouseCoopers LLP as our new independent registered public accounting firm for the fiscal year ended December 31, 2024. The office of PricewaterhouseCoopers LLP is located at 400 Campus Drive, Florham Park, NJ 07932. PricewaterhouseCoopers LLP is registered with the PCAOB and subject to PCAOB inspection. Therefore, we believe that as of the date of this report, PricewaterhouseCoopers LLP is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

Cash and Asset Flows through Our Organization

NovaBridge is a holding company with no operations of its own. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to our shareholders and holders of the ADSs and to service any debt we may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NovaBridge. In addition, our PRC subsidiaries are permitted to pay dividends to NovaBridge only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets out of China to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange (“SAFE”). Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For the years ended December 31, 2025, 2024 and 2023, no dividends or distributions were made to NovaBridge by our existing PRC subsidiaries. As of December 31, 2025 and 2024, our PRC subsidiaries held cash and cash equivalents of $7.4 million and $0.9 million respectively.

Under PRC law, NovaBridge may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements.

NovaBridge has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and U.S. federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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
•
The regulatory approval processes of the U.S. Food and Drug Administration (“FDA”) and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.
•
We have never completed a registrational clinical trial or made a biologics license application or similar drug application in the United States and may be unable to successfully do so for our current drug candidates.
•
If our drug candidates cause adverse effects in patients once in the market, we can face material drug liability claims.
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
•
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.
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

We are focused on the development of precision immuno-oncology agents for the treatment of cancer and ophthalmology therapeutics. Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. If we do not address these risks and difficulties successfully, our business will suffer.

Under our new business model, we have expanded and may continue to expand our business through the acquisition of businesses or rights to new drug candidates that could disrupt our business, harm our financial condition and may also dilute current shareholders’ ownership interests in our company.

Our new business model is focused on identifying and advancing high-value therapeutic assets through strategic partnerships and specialized subsidiary entities, and we may seek to acquire businesses or in-license drug candidates to do so. Acquisitions involve numerous risks, including substantial cash expenditures; potentially dilutive issuance of equity securities; the potential incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in developing in-licensed drug candidates or managing the operations of the acquired companies; diverting our management’s attention away from other business concerns; risks of entering markets in which we have limited or no direct experience; and the potential loss of our key employees or key employees of an acquired business.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may misjudge the value or worth of an acquired or in-licensed drug candidate or an acquired business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired drug candidates or businesses work or be successful. Furthermore, the development or expansion of our business or any acquired drug candidates or business may require a substantial capital investment by us. We may not have these necessary funds, or they might not be available to us on acceptable terms, or at all. We may also seek to raise funds by issuing and selling ordinary shares or ADSs, which would dilute each current shareholder’s ownership interest in our company.

We have identified material weaknesses in our internal control related to ineffective information technology general controls which could, if not remediated, result in material misstatements in our financial statements.

In connection with the preparation of our financial statements as of December 31, 2025, we concluded there are material weaknesses in our internal control related to ineffective information technology general controls (“ITGCs”). Notwithstanding, we have also concluded that the material weaknesses did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results. To remediate our material weaknesses, we have been implementing and will continue to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results.

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

Investment in the development of biopharmaceutical products is highly speculative, as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through public and private placements, as well as revenue from licensing and collaboration deals. We have incurred significant research and development expenses and other expenses related to our ongoing operations. As a result, we incurred net losses of $88.3 million, $22.2 million and $207.7 million in 2025, 2024 and 2023, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from administrative costs associated with our operations.

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

Typically, it takes many years to develop a new drug from the time it is discovered to when it becomes available for treating patients. During the process, we may encounter unforeseen expenses, difficulties, complications, delays or other unknown factors that may adversely affect our business. The size of our future net losses will depend partially on the rate of the future growth of our expenses, our ability to generate revenues and the timing and amount of milestone payments and other payments that we receive from or pay to third parties. If any of our drug candidates fails during clinical trials or does not gain regulatory approval, or, even if approved, fails to achieve market acceptance, our business may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We recorded net cash outflow from operating activities in the past. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates.

Since our inception, our operations have consumed substantial amounts of cash. We raised over $400 million in pre-IPO financing. In the past, we received total net proceeds of approximately $105.3 million, $397.2 million, $105.6 million and $61.2 million from our initial public offering, subsequent private placement and warrants issued and subsequently exercised in connection with the private placement, respectively. In August 2025, we issued and sold 33,333,330 ADSs in an underwritten offering, representing in the aggregate 76,666,659 ordinary shares, at an offering price of $1.95 per ADS. The underwritten offering resulted in net proceeds to us, after deducting underwriting discounts and commissions and offering expenses payable by us, of approximately $61.2 million. We used $20.6 million, $52.7 million and $72.7 million in net cash in our operations for the years ended December 31, 2025, 2024 and 2023, respectively.

Despite the divestiture of our Greater China assets and business operations, we expect to continue to incur significant expenses in connection with the adoption of our new business model and ongoing clinical activities, particularly as we advance the clinical development of our clinical-stage drug candidates, and initiate additional clinical trials of, and seek regulatory approval for, these and other potential future drug candidates.

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

There have been uncertainties and interruptions to the global economy and significant volatility across the financial markets, which had a cooling effect on financing and investing activities in general. We believe that our current cash, cash equivalents and short-term investments of $210.8 million will be sufficient to meet our present anticipated working capital requirements and capital expenditures into the fourth quarter of 2028. However, if the volatility in the financial markets continues, our ability to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity.

Raising additional capital may cause dilution to the interests of the holders of our ADSs and our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

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

To the extent that we raise additional capital through the sale of equity or convertible debt securities, investors’ ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect our investors’ rights as holders of our ADSs. The incurrence of indebtedness or the issuance of certain equity securities could give rise to increased fixed payment obligations and also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ADSs to decline.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009 require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies along with five relevant guidelines, which came into effect on March 31, 2023. The trial administrative measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to these trial administrative measures, an overseas offering and listing by a domestic company, whether directly or indirectly, must be filed with the CSRC. Specifically, the examination and determination of an indirect overseas offering and listing shall be conducted on a substance-over-form basis, and an offering and listing will be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) the operating income, gross profit, total assets or net assets of such domestic company in the most recent fiscal year was more than 50% of the relevant line items in the issuer’s audited consolidated financial statements for that year; and (ii) the main part of operating activities is conducted in the PRC or the main place of business is located in the PRC, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. Following the completion of the divestiture of our Greater China assets and business operations in April 2024, we conduct a majority of our business outside of China and only conduct a small portion of our research and development activities in China, we generate a majority of our net assets from outside the PRC and the majority of our senior management personnel responsible for business operations and management are neither PRC citizens nor habitually reside in the PRC, as of the date of this annual report. However, we may still be subject to the CSRC filing requirements in connection with our proposed offering and listing outside China, and we cannot assure our investors that the above-mentioned assets and business operations in China and the citizenship of our senior management personnel will not change in the future, and there is no assurance that we may not be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

Following the issuance of the trial administrative measures, the CSRC subsequently issued several rules and regulations on overseas offerings and listings, providing further guidance on the filing requirements in connection with overseas securities issuance and listing by domestic companies. We cannot assure our investors that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or filing from any regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as the trading price of our listed securities. These regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”), the 2020 Share Incentive Plan (the “2020 Plan”), the 2021 Share Incentive Plan (the “2021 Plan”), the 2022 Share Incentive Plan (the “2022 Plan”), the 2024 Omnibus Incentive Plan (the “2024 Plan”), the 2025 Omnibus Incentive Plan (the “2025 Plan”), and the 2025 Share Incentive Scheme (the “2025 Scheme”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of March 24, 2026, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 185,587 ordinary shares under the 2020 Plan, 103,454 ordinary shares under the 2021 Plan, 331,154 ordinary shares under the 2022 Plan, 7,720,355 ordinary shares under the 2024 Plan, and 18,853,968 ordinary shares under the 2025 Plan, excluding options that were forfeited, cancelled, or exercised after the grant date; and (ii) restricted share units to receive an aggregate of 31,041 ordinary shares under the 2022 Plan, an aggregate of 3,472,997 ordinary shares under the 2024 Plan, and an aggregate of 1,078,109 ordinary shares under the 2025 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience a substantial change in our share-based compensation charges.

Our strategic reprioritization and related reduction in force may not achieve our intended outcome.

In January 2025, we announced a strategic reprioritization of resources (the “Realignment Plan”) and, in connection with the Realignment Plan, we reduced our workforce by approximately 27%.

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

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in early clinical development, and other new drug candidates that we may identify and develop. As of the date of this annual report, we have open investigational new drug applications (“INDs”) with the FDA for four of our drug candidates, givastomig, VIS-101, ragistomig, and uliledlimab. However, we cannot guarantee that we will be able to obtain regulatory approvals to conduct clinical trials for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates have been approved for marketing in any jurisdiction. Each of our drug candidates will require additional preclinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our drug candidates will depend on several factors, including successful completion of preclinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, successful completion of future clinical trials or drug registrations, successful manufacturing and commercialization of our existing drug candidates, obtaining coverage and reimbursement from third-party payors, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting safety requirements.

If we do not achieve one or more of these in a timely manner or at all, we could experience significant delays in our ability to obtain approval for our drug candidates, which would materially harm our business, and we may not be able to generate sufficient revenues and cash flows to continue our operations. As a result, our financial condition, results of operations and prospects will be materially and adversely harmed.

We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and potential commercialization of our drug candidates including givastomig and VIS-101, the success of our business depends in part upon our ability to identify, license, discover, develop or commercialize additional drug candidates. Research programs to identify new drug candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to identify, discover or in-license new drug candidates for clinical development and commercialization for a number of reasons, including, without limitation, the following:

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

Patient enrollment for our clinical trials may be affected by other factors, including the following:

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
•
our inability to reach agreements on acceptable terms with prospective contract research organizations (“CROs”) and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
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

The process of obtaining regulatory approvals and compliance with appropriate laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process and approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include refusal to approve pending applications, withdrawal of an approval, license revocation, clinical hold, voluntary or mandatory product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, providing restitution, undergoing disgorgement, or other civil or criminal penalties. Failure to comply with these regulations could have a material adverse effect on our business.

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

In addition, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. Under this act, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the original branded product was first approved by the FDA. In addition, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a biologics license application (“BLA”). The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

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

Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial potential of an approved label, or result in significant negative consequences following regulatory approval.

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

Additionally, if we or others identify undesirable side effects caused by those of our existing drug candidates that have received regulatory approval, or our other drug candidates after having received regulatory approval, this may lead to potentially significant negative consequences which include the following:

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

Further, combination therapy, such as using our drug candidates as well as third-party agents, may involve unique adverse events that could be exacerbated compared with adverse events from monotherapies. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse events. These types of adverse events could be caused by our drug candidates and could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive indication or the delay or denial of regulatory approval by the FDA or other comparable regulatory authority.

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

An orphan drug designation by the FDA does not increase the likelihood that our product candidates will receive marketing exclusivity.

Under the Orphan Drug Act, the FDA may grant orphan drug designation (“ODD”) to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. ODD must be requested before submitting an NDA or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has ODD subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan product may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

We have obtained ODD from the FDA for givastomig, targeting Claudin18.2 x 4-1BB in clinical trials. Although we have obtained ODD for givastomig, and even if we obtain ODD for additional product candidates or other indications, we may not be the first to obtain marketing approval of these product candidates for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. If a competitor with a product that is determined by the FDA to be the same as one of our product candidates obtains marketing approval before us for the same indication we are pursuing and obtains orphan drug exclusivity, our product candidate may not be approved until the period of exclusivity ends unless we are able to demonstrate that our product candidate is clinically superior. Even after obtaining approval, we may be limited in our ability to market our product. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different principal molecular structural features can be approved for the same condition. Even after a product is approved with orphan drug exclusivity, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. ODD neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates.

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

Our product candidates may cause undesirable or unforeseen side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action.

In addition to the risks described above in “Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval”, undesirable or unforeseen side effects from our drug candidates could arise after the product has been marketed. Undesirable side effects could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign authorities.

Additionally, if we or others identify undesirable side effects, or other previously unknown problems, in connection with a product after obtaining U.S. or foreign regulatory approval, a number of potentially negative consequences could result, including:

•
regulatory authorities may suspend or withdraw approvals of such product candidate;
•
regulatory authorities may require additional warnings in the labeling;
•
we may be required to change the way a product candidate is administered or conduct additional clinical trials;
•
we could be sued and held liable for harm caused to patients; and
•
our reputation may suffer.

Any of these occurrences could prevent us or our potential partners from achieving or maintaining market acceptance of the product and could substantially increase the costs of commercializing such product.

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

Further, in the United States and elsewhere there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States for example, the Patient Protection and Affordable Care Act, as amended (“ACA”), was passed, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Further, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”), was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These enhanced subsidies expired on December 31, 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.

In addition, the IRA, among other things, (i) directs the Secretary of the U.S. Department of Health and Human Services (“HHS”), to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least seven years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law (the “Medicare Drug Negotiation Program”), and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On August 15, 2024, HHS announced the agreed-upon prices of the first 10 drugs, which became effective on January 1, 2026. On January 17, 2025, HHS selected 15 additional products covered under Part D for negotiation, with agreements signed on March 14, 2025 and negotiated prices effective in 2027. On January 27, 2026, 15 drugs were selected for the third negotiation cycle (effective 2028). Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

These provisions, and others like them, may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Although full economic effect of the IRA on our business and the pharmaceutical industry in general is unknown at this time, it will likely have a significant impact on the pharmaceutical industry and the pricing of our products and product candidates. Similarly, the adoption of restrictive price controls in new jurisdictions, more restrictive controls in existing jurisdictions or the failure to obtain or maintain timely or adequate pricing could also reduce our profitability. We expect pricing pressures will continue globally.

At the state level, legislatures are increasingly enacting legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, the FDA released a final rule in 2020 providing guidance for states to build and submit importation proposals for drugs from Canada, and the FDA authorized the first such plan in Florida in 2024. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted proposals that are pending review by the FDA.

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

We are subject to strict healthcare laws, regulation and enforcement, and our failure to comply with those laws could adversely affect our business, operations and financial condition.

Certain federal and state healthcare laws and regulations pertaining to fraud and abuse, privacy, transparency, and patients’ rights are and will be applicable to our business. We are subject to regulation by both the federal government and the states in which we or our partners conduct business. The healthcare laws and regulations that may affect our ability to operate include but are not limited to: the federal Anti-Kickback Statute; federal civil and criminal false claims laws and civil monetary penalty laws; HIPAA (as defined below); the Prescription Drug Marketing Act (for sampling of drug product among other things); the federal physician sunshine requirements under the ACA; the Foreign Corrupt Practices Act as it applies to activities outside of the United States; the federal Right-to-Try legislation; and similar state laws of such federal laws, which may be broader in scope.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent healthcare reform legislation has strengthened these laws. For example, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Achieving and sustaining compliance with these laws may prove costly. In addition, any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business and result in reputational damage. If our operations are found to be in violation of any of the laws described above or any other governmental laws or regulations that apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, including punitive damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, imprisonment, additional oversight and reporting obligations, or the curtailment or restructuring of our operations, and injunctions, any of which could adversely affect our ability to operate our business and financial results.

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

Our reliance on third-party manufacturers exposes us to certain risks, including the following:

•
we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the National Medical Products Administration (“NMPA”), the FDA or other comparable regulatory authorities must approve any manufacturers as part of their regulatory oversight of our drug candidates. This approval would require new testing and compliance inspections of current good manufacturing practice by the NMPA, the FDA or other comparable regulatory authorities. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;
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

As is common in the biopharmaceutical industry, we may from time to time encounter disagreements with collaborators or partners which may involve disputes, litigations or other proceedings. For example, disputes have arisen between Tracon Pharmaceuticals, Inc. (“Tracon”) and us in relation to the collaboration agreements to co-develop our proprietary CD73 antibody, TJD5 and to co-develop up to five bispecific antibodies. These disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with us. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by NovaBridge. The financial impacts of the transaction were allocated to discontinued operations for the periods presented. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. We cannot assure our investors that similar disputes will not occur again and that no lawsuits will be initiated by other companies in the future. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. We cannot predict the possible outcome of the legal proceedings of such nature in the future and there can also be no assurance that we will prevail in those legal proceedings.

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

Our employees, independent contractors, principal investigators, other clinical trial staff, consultants, vendors, CROs and any partners with whom we may collaborate may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, other clinical trial staff, consultants, vendors, CROs and any partners with which we may collaborate may engage in fraudulent or other illegal activity. Misconduct by these persons could include intentional, reckless, gross or negligent misconduct or unauthorized activity that violates: laws or regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; anticorruption laws, anti-kickback and Medicare/Medicaid rules, or laws that require the true, complete and accurate reporting of financial information or data, books and records. If any such or similar actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative and punitive penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, debarments, contractual damages, imprisonment, reputational harm, diminished profits and future earnings, injunctions, and curtailment or cessation of our operations, any of which could adversely affect our ability to operate our business and our operating results.

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

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. Following the Bridge Health acquisition and Series A financing of Visara, as of March 24, 2026, our owned, co-owned, or controlled patent portfolio consists of 83 issued patents and 72 patent applications primarily in connection with the drug candidates in our Global portfolio, including three Patent Cooperation Treaty (“PCT”) patent applications, 15 U.S. patent applications and 54 patent applications in other jurisdictions. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Under the America Invents Act enacted in 2011, assuming the other requirements for patentability are met, the first to file a patent application is entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

We continue to pursue certain patent protection in key markets worldwide and continue to assess and enhance our global IP strategy to address evolving legal and market conditions. However, filing and prosecuting patent applications and defending patents covering our drug candidates in all countries throughout the world could be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own drug candidates and, further, may export otherwise infringing drug candidates to territories, where we and our licensors have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These drug candidates may compete with our drug candidates, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

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

While we strive to avoid infringement, misappropriation, or violation of third-party intellectual property rights, the complex and evolving nature of the commercial landscape and intellectual property legal regimes means that unforeseen third-party claims may arise. We cannot guarantee that our drug candidates or the sale or use of our future products will not be the subject of third-party claims alleging infringement, misappropriation, or some other violation of third-party patents or other intellectual property rights. Third parties might allege that we are infringing their patent rights or that we have misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research, or with respect to the use or manufacture of the compounds we have developed or are developing. Litigation relating to patents and other intellectual property rights in the biotechnology and pharmaceutical industries is common, including patent infringement lawsuits. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Some claimants may have substantially greater resources than we have and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Third parties might resort to litigation against us or other parties we have agreed to indemnify, which litigation could be based on either existing intellectual property or intellectual property that arises in the future.

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

Evolvement of U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

While we endeavor to obtain patent protection for our key technologies and drug candidates, the process of securing and maintaining patent rights is inherently complex and subject to uncertainties common to the biopharmaceutical industry. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Under the Leahy-Smith America Invents Act enacted in 2011, the United States moved to a first-to-file system in early 2013, from the previous system under which the first to make a claimed invention was entitled to the patent. Publications of discoveries in the scientific and academic literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

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

In the event of intellectual property litigation, there can be no assurance that we would prevail, even if the case against us is weak or flawed. If third parties successfully assert their intellectual property rights against us, prohibitions against using certain technologies, or prohibitions against commercializing our drug candidates, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated the patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. Additionally, we may be required to obtain a license from the intellectual property owner in order to continue our research and development programs or to commercialize any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This may not be technically or commercially feasible, may render our products less competitive or may delay or prevent the launch of our products to the market. Any of the foregoing could limit our research and development activities, our ability to commercialize one or more drug candidates, or both.

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

In addition to our issued patents and pending patent applications, we rely on trade secret and confidential information, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Regardless of the outcome, litigations or arbitrations can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party unlawfully disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

Furthermore, many of our employees, consultants, and advisers, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants, and advisers, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we expect our employees to execute agreements to not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. In addition, while we expect our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, and furthermore, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, each of which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, be a distraction to our management and scientific personnel and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our business relies partially on our ability to develop and commercialize drug candidates we have licensed from third parties, and we have entered into license agreements with third parties providing us with rights to various third-party intellectual property, including rights in patents and patent applications. Our licenses may not encompass all intellectual property rights owned or controlled by the affiliates of our licensors and relevant to our drug candidates, and we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of drug candidates we may develop. In such case, we may need to obtain additional licenses which may not be available on an exclusive basis, on commercially reasonable terms or at a reasonable cost, if at all. In that event, we may be required to expend significant time and resources to redesign our drug candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

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

Our licensors might terminate our license agreements, asserting that we have materially breached the license agreements or for some other reason, thereby removing our ability to develop and commercialize drug products covered by these license agreements. If such licenses are terminated, we may be required seek alternative in-license arrangements, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, we may need to modify or cease the development, manufacture, and commercialization of one or more of our drug candidates and competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we are found to have materially breached the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

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

Our counterparties may terminate our current or future license agreements, asserting that we have materially breached the agreements, and, upon the effective date of such termination, may re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses, we might not be able to develop, manufacture or market any drug or drug candidate that is covered by the licenses provided for under these agreements and other third parties may be able to market drug candidates similar or identical to ours. In such case, we may have to negotiate new or reinstated agreements with less favorable terms, and may be required to provide a grant back license to the licensors under our own intellectual property with respect to the terminated products. We may also face claims for monetary damages or other penalties under these agreements. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations and prospects.

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
•
even if we establish infringement that a third party has infringed our patent rights in a court of law, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy;
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

We may not be successful in expanding our business or in our business development efforts related to in-licensing, acquisitions or other business collaborations. Even if we are able to enter into such business development arrangements, they could have a negative impact on our business and our profitability.

Our new business model is designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. As part of this strategy, we may seek to acquire businesses or in-license drug candidates that we believe are a complementary fit with our business, as well as other businesses or drug candidates that we believe have substantial development potential. We may not be able to identify such opportunities. If we do, the negotiation of such arrangements can be a lengthy, complex and expensive process and there can be no assurance that any such negotiations will be completed on a timely basis or at all or result in an arrangement that will enable us to effectively integrate such businesses or develop and commercialize such drug candidates effectively.

In addition, the market potential for new drug candidates is highly uncertain and evaluation of such potential requires significant judgment and assumptions. There is a significant risk that any new drug candidate may not be able to be brought to market as profitably as expected or at all. If the results of any new product initiative are materially worse than expected, it could have a material adverse effect on our business, results of operations, financial position and cash flows.

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

Global economies could suffer dramatic downturns as a result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms, or at all.

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

In addition, the ongoing conflicts between Ukraine and Russia and in the Middle East have created volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Any sudden or prolonged market downturn in the U.S., China or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

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

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute the value of our investors’ investments in our ADSs, require us to incur debt or assume contingent liabilities, and subject us to other risks.

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

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our drug candidates outside of the U.S. must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers.

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

Our activities subject us to various laws relating to U.S. and foreign investment, including the Committee on Foreign Investment in the United States and the Outbound Investment Security Program, and our failure to comply with these laws could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.

Certain investments that involve the acquisition of, or investment in, a U.S. business (including a U.S. subsidiary of a portfolio company domiciled outside of the United States) or U.S. assets could be subject to review and approval by the U.S. Committee on Foreign Investment in the United States (“CFIUS”). Significant CFIUS reform legislation (the Foreign Investment Risk Review Modernization Act) and related regulations, which became effective in February 2020, among other things, expand the scope of CFIUS’ jurisdiction to cover more types of transactions and empower CFIUS to scrutinize more closely investments in U.S. “sensitive personal data,” “critical infrastructure” and “critical technology” companies, including investments involving non-U.S. limited partners or co-investors that may be deemed “non-passive.” Certain transactions involving non-U.S. persons and U.S. “critical technology” companies, as well as sovereign investments in “critical technology,” infrastructure or data businesses, can be subject to mandatory pre-closing notification requirements, and monetary penalties may attach to a party’s failure to file such a notification. In addition, non-U.S. countries are increasingly taking action to strengthen their own foreign investment clearance (“FIC”) regimes, and as a result, certain investments could likewise be subject to review by non-U.S. FIC regimes if the investments are perceived to implicate national security policy priorities. CFIUS and other FIC regulatory practices are evolving rapidly, and CFIUS and other FIC regulators have substantial discretion in deciding how to interpret, apply and enforce the relevant regulations. Any review and approval of an investment by CFIUS or another FIC regulator could have outsized impacts on transaction certainty, timing, feasibility and cost, among other things.

The Outbound Investment Security Program (“OISP”), issued to implement the “Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern”, took effect on January 2, 2025. The OISP currently imposes notification requirements for, and certain prohibitions relating to, investments by “U.S. persons” as well as their “controlled foreign entities” into certain entities that have both a nexus to a “country of concern” (at this time, consisting of China, Hong Kong, and Macau) and that involve semiconductors and microelectronics, quantum information technologies or artificial intelligence. On February 21, 2025, the President of the United States signed a National Security Presidential Memorandum entitled “America First Investment Policy,” which indicates that the OISP restrictions may be expanded to cover biotechnology, hypersonics, aerospace, advanced manufacturing and directed energy, among other sectors, and it is likely that the number of targeted sectors will expand over the life of the fund. On December 18, 2025, the President of the United States signed into law the Comprehensive Outbound Investment National Security (“COINS”) Act of 2025 as part of the National Defense Authorization Act (“NDAA”) for FY 2026. The COINS Act directed Treasury to expand the OISP to include Cuba, Iran, North Korea, Russia, and Venezuela under the Maduro regime as “countries of concern” and to cover investments in the high-performance computing/supercomputing and hypersonic systems sectors, in addition to those sectors already covered. Any failure to comply with OISP could result in significant legal and monetary penalties and/or adverse reputational and other consequences.

CFIUS and the OISP may impact certain of our company’s activities, including with respect to the issuance of securities, strategic mergers and acquisitions, investments and possibly other business activities. Further, CFIUS and the OISP is likely to result in increased compliance burden and costs, which could adversely affect our company. Violations of CFIUS or the OISP may subject our company or affiliated U.S. persons to civil or criminal penalties, government investigations, business disruption and reputational harm.

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

We and third parties, such as our CROs or other contractors or consultants, are subject to numerous environmental, health and safety laws and regulations, including occupational health and safety laws and those governing laboratory procedures and the handling, use, storage, treatment, release and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover costs and expenses we may incur due to injuries to our employees resulting from the use of or exposure to hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage, use or disposal of biological, hazardous or radioactive materials.

In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. We cannot predict how any changes in these laws and regulations may impact our future operations.

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

If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, process proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets and other sensitive data, e.g., business plans, transactions, financial information, etc. (collectively, sensitive information). Cyber-attacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors.

We and the third parties with whom we work are subject to a variety of evolving threats, including, but not limited. to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence (“AI”) and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and/or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

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

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our products, deter new customers from using our products and negatively impact our ability to grow and operate our business. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims.

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

In the United States, we are subject to laws and regulations that address privacy, personal information protection and data security at both the federal and state levels. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation. For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), and their respective implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, the HIPAA, through its implementing regulations, makes certain privacy and security standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains or transmits protected health information for or on behalf of a covered entity for a function or activity regulated by the HIPAA as well as their covered subcontractors.

In addition, we are now subject to the Department of Justice’s (“DOJ”) rule titled “Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (the “Bulk Data Rule”), which became enforceable for most provisions starting in July 2025, with certain audit and compliance requirements effective in October 2025. The Bulk Data Rule broadly prohibits or restricts U.S. persons from engaging in certain data transactions—such as data brokerage, vendor, employment, and investment agreements—that provide access to “bulk” U.S. sensitive personal data (including human 'omics data, biometric identifiers, precise geolocation data, personal health data, and personal financial data) or U.S. government-related data to designated “countries of concern” (including China, Russia, Iran, North Korea, Cuba, and Venezuela) or “covered persons” (entities owned or organized by a country of concern). Complying with restricted transactions requires implementing a detailed Data Security Program and adhering to strict cybersecurity requirements. Moreover, the Bulk Data Rule may limit our ability to enter into certain investment, vendor, or commercial agreements involving foreign entities or countries of concern, which could restrict market access, impede growth strategies, or reduce the pool of potential investors or business partners. Violations of the Bulk Data Rule, including any enforcement action or finding of non-compliance. could result in severe civil and criminal penalties.

In the past few years, numerous U.S. states, such as California, Virginia, Colorado, Connecticut, and Utah, have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, “CCPA”) applies to personal data of consumers, business representatives and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. We may be subject to new laws governing the privacy of consumer health data. For example, Washington’s My Health My Data Act broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

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

We may use AI/ machine learning (“ML”) to assist us in making certain decisions, which is regulated by certain privacy laws and a patchwork of state laws regulating the deployment of ML. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

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

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We currently use various artificial intelligence tools to improve efficiency of internal operations. There are significant risks involved in utilizing AI and no assurance can be provided that our use of such artificial intelligence will enhance the efficiency of our business or produce the intended results. The AI tools we utilize are based on models that are trained using various data sets. If the artificial intelligence models are incorrectly designed, the data people use to train them is incomplete, inadequate, or biased in some way, or people do not have sufficient rights to use the data on which our AI models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. Further, generative AI is known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

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

We may be subject to governmental scrutiny due to backing by private equity groups.

Private equity-backed health care companies are under congressional and state government scrutiny for their perceived role in rising health care costs. For example, the Biden-Harris Administration generally made increased transparency and ownership in healthcare companies a priority of the administration, including the public release of ownership data for certain providers including Medicare-certified hospitals, nursing homes, and home health agencies. In 2023, for the second year in a row, the Healthcare Ownership Transparency Act (H.R. 1754) was introduced in the House of Representatives. The bill would require health care corporations that participate in Medicare to disclose private equity interests and related financial information as part of the Medicare enrollment and revalidation processes for providers and suppliers. The disclosure would include information about debts, assets, financial transactions, and other information. The bill would also require providers that are associated with private equity funds to disclose similar information as well as specific information relating to the private equity fund, such as the percentage of equity contributed by the partners of the fund. Furthermore, the bill, as it was proposed, would require HHS to establish a task force to address and limit the role of private equity and consolidation in health care, and grant authority to HHS to prohibit certain mergers or acquisitions until the task force has had sufficient time to assess whether there are “abusive practices” in specific health care sectors or by health care entities.

Additionally, Senator Warren and other Democratic members of Congress reintroduced the Stop Wall Street Looting Act. If passed by Congress and signed into law, this piece of legislation would, among other things, expose private equity funds to increased liability for portfolio companies, limit distributions from portfolio companies to private equity funds, and require private equity funds to disclose additional financial information about their healthcare investments.

This continued congressional scrutiny (and analogue efforts at the state level) may result in the passage of legislation, or promulgation of regulations by HHS or another federal agency, that could require us to disclose financial and ownership information to the federal government as a condition of participation in federal health care programs. Such disclosures could potentially require the us to disclose information relating to our investors. Legislation could go so far as to grant to HHS the authority to prohibit certain mergers or acquisitions from taking place for an indeterminate length of time. If passed, such legislation could adversely impact health care private equity dealmaking, which, in turn, could have a negative financial impact on us.

We may be subject to material litigation and regulatory proceedings.

We may be subject to litigation relating to securities law class actions, third-party and principal intellectual property infringement claims, claims relating to data and privacy protection, contractual agreements, employment related cases and other matters in the ordinary course of our business. For details of the material legal proceedings that we are subject to, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Laws, rules and regulations may vary in their scope and laws and regulations outside the United States may impose requirements that are more stringent than, or which conflict with, those in the United States. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In connection with our prior investment in TJBio Hangzhou, we through I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”) were obligated to repurchase the equity held by any then-existing shareholder in TJBio Hangzhou by cash upon the occurrence of certain triggering events. In connection with the divestiture of our Greater China assets and business operations, we have transferred the equity interests we held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. However, certain non-participating shareholders of TJBio Hangzhou initiated legal proceedings against I-Mab Hong Kong and our company in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders sought monetary relief amounting to $17.4 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceedings were concluded and NovaBridge settled with the non-participating shareholders in the second half of 2024. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

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

Any negative publicity concerning us or our affiliates, even if untrue, could damage our brand image or adversely affect our reputation and business prospects. In addition, following our name change from “I-Mab” to NovaBridge Biosciences, we may still be affected by negative publicity associated with the “I-Mab” name. Any negative publicity concerning entities other than our affiliates that continue to use or share the “I-Mab” name, including the divested PRC subsidiaries, could be incorrectly attributed to us or otherwise adversely affect our reputation and business prospects.

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

In February 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including the rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. The divestiture transaction was closed in April 2024. After the completion of the divestiture, we do not own any rights to the Greater China portfolio, including the Greater China rights for eftansomatropin alfa, felzartamab, uliledlimab and givastomig. We no longer bear future development costs of the Greater China assets and business operations. As a result of the divestiture, we have ceased to consolidate the divested entity, assets and businesses, as well as their corresponding financial results from the second quarter of 2024. In light of that, our financial condition and results of operations have been materially affected and our historical results will not be indicative of future financial condition or results of operations.

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

We are or will be subject to rules and regulations by various governing bodies, including the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the United States, the Cayman Islands and China, and to new and evolving regulatory measures under applicable law. For example, beginning in March 2026, our directors and officers are now required to report holdings of and transactions in our equity under Section 16 of the Exchange Act, having previously been exempted from such reporting because we qualify as a foreign private issuer. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, Regulations on the Administration of Human Genetic Resources, effective in July 2019, the latest amended edition of which came into effect on May 1, 2024, require approval from the Science and Technology Administration Department of the State Council where human genetic resources are involved in any international collaborative project and additional approval for any export or cross-border transfer of the samples of human genetic resources or associated data. While we do not collect samples of human genetic resources or associated data, regulatory interpretations and application inconsistent with our understanding could result in our personal data being deemed such resources, leading to confiscation of data, administrative fines, or criminal liability.

Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the revised Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data processing activities, shall be subject to cybersecurity review if it affects or may affect national security. In addition, internet platform operators processing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. On August 30, 2024, the PRC State Council published the Regulation on Internet Data Security Management which came into effect in January 2025, which provides that data processors conducting the activities that affect or may affect national security shall apply for cybersecurity review. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affect or may affect national security.” As of the date of this annual report, (i) no detailed rules or implementation relating to the Cybersecurity Review Measures has been issued by any PRC regulatory authorities, (ii) we have not been informed of being identified as a critical information infrastructure operator or an internet platform operator, nor have we been required to go through the cybersecurity review procedures, by any PRC governmental authorities, and (iii) we have not been involved in any investigations on cybersecurity review on such basis, nor have we received any inquiry, notice, warning, or sanctions in such respect, by any PRC governmental authorities. Taking into consideration the above and that (i) the preclinical and clinical data processed or handled by us in our business operations, either by its nature or in scale, do not and will not directly or indirectly affect or potentially affect national security in any respect and (ii) we have not possessed, and do not anticipate possessing, in the foreseeable future, personal information of more than one million users or persons, based on our understanding of the Cybersecurity Review Measures, we do not expect that we will be subject to cybersecurity review by the CAC in connection with our offering of securities to foreign investors and listing on the Nasdaq. Nevertheless, the exact scope of critical information infrastructure operator and “internet platform operator” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion to decide the identification of critical information infrastructure operator as well as in the interpretation and enforcement of the Cybersecurity Review Measures and other laws, regulations and implementation rules. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator or an internet platform operator thereunder.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and currently effective laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and may be amended from time to time, and the PRC legal system continues to rapidly evolve, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws and regulations often give the regulator significant discretion in how to enforce them, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than those in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

We may be restricted from transferring our scientific data outside of China.

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

General Risks Related to Our ADSs

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. Treasury debt securities and cash items) on an unconsolidated basis.

Section 3(b)(1) of the Investment Company Act provides that notwithstanding Section 3(a)(1)(C) of the Investment Company Act a company will not be deemed to be an “investment company” if it is primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Rule 3a-8 under the Investment Company Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. We do not believe that we are an “investment company” under the Investment Company Act, including by operation of Section 3(b)(1) of the Investment Company Act and as a result of our compliance with the safe harbor of Rule 3a-8 under the Investment Company as a research and development company, within the meaning of such rule. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act.

If we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities (as defined in the Investment Company Act) in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of investment securities (as defined in the Investment Company Act). Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.

Our ADSs are listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price must not fall below $1.00 per ADS for 30 consecutive business days, or risk delisting, which would have a material adverse effect on our business.

On March 19, 2025, we received a notice from Nasdaq that we are not in compliance with Nasdaq’s Listing Rule 5450(a)(1), because the minimum bid price of our ADSs has been below $1.00 per share for 30 consecutive business days. On June 11, 2025, we received notification from Nasdaq that we had regained compliance with the $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) by maintaining a minimum closing bid price of $1.00 for at least 10 consecutive business days as of June 10, 2025, and Nasdaq confirmed that this matter was closed.

However, there can be no assurance that we will be able to maintain long-term compliance with the minimum bid price requirement or that we will otherwise maintain compliance with other Nasdaq listing requirements. Our failure to maintain compliance with the minimum bid price requirement or to meet the other applicable continued listing requirements in the future may result in our ADSs being delisted from Nasdaq. A delisting could substantially decrease trading in the ADSs, adversely affect the market liquidity of the ADSs as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ADSs may decline further and shareholders may lose some or all of their investment.

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
•
additions to or departures of our management and board of directors;
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

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to the federal or state courts in the City of New York to hear and determine claims arising under the deposit agreement to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Also, we may amend or terminate the deposit agreement without our investors’ consent. If our investors continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman

Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of register of members of these companies. Under our currently effective memorandum and articles of association, the directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of our company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of our company except as conferred by law or authorized by the directors or by ordinary resolution. This may make it more difficult for our investors to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third- party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

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
•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and
•
although our directors and executive officers are required to report equity holdings and transactions under Section 16 of the Exchange Act, they are not subject to the insider short-swing profit disclosure and recovery regime.

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

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(b)(1), 5605(d) and 5605(e), as we do not have a board of directors consisting of a majority of independent directors and we have one member on each of our compensation committee and nominating and corporate governance committee that is not independent. Additionally, our home country practices provide that shareholder approval may not be required when a plan or other equity compensation arrangement is established or materially amended and that we are not required to hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. As we have chosen, or may from time to time choose, to follow home country practice exemptions with respect to certain corporate matters, such as the ones mentioned above, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. See also “Item 16G. Corporate Governance.”

We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not subject to all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing standards. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject U.S. investors in our ADSs or ordinary shares to adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”), for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments) and income (in particular, the generation of interest income and lack of active income), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2025 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Because the determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations, we cannot provide any assurances as to our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status.

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

If a “United States person” for U.S. federal income tax purposes is treated as owning (directly, indirectly or constructively) at least 10% of the total value or total combined voting power of our stock, such person may be treated as a “United States shareholder,” or a U.S. Shareholder, with respect to each “controlled foreign corporation,” or “CFC”, in our group (if any). A non-U.S. corporation will be a CFC if U.S. Shareholders own (directly, indirectly or constructively) more than 50% of the total value or total combined voting power of the stock of such non-U.S. corporation. Because our group includes one or more U.S. corporate subsidiaries, certain of our current or future non-U.S. corporate subsidiaries may be treated as CFCs through “downward attribution” regardless of whether we are treated as a CFC. A U.S. Shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and investments of earnings in U.S. property (regardless of whether the CFC makes any distributions to its shareholders). Additionally, an individual U.S. Shareholder with respect to a CFC generally will not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate U.S. Shareholder. Failure to comply with CFC reporting obligations may subject a U.S. Shareholder to significant monetary penalties and prevent the statute of limitations from running with respect to the U.S. Shareholder’s U.S. federal income tax return for the taxable year in which reporting was due. There can be no assurance that we will assist our U.S. investors in determining whether we (or any of our current or future non-U.S. subsidiaries) are treated as a CFC or whether such U.S. investors are treated as U.S. Shareholders with respect to any such CFC, or that we will furnish to any such U.S. Shareholders information that may be necessary to comply with their CFC reporting and tax paying obligations. U.S. investors should consult their own tax advisors regarding the CFC rules’ impact in their particular circumstances.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of net deferred tax assets, the taxation of income, including foreign earnings, and the deductibility of expenses could have a material impact on our financial position, including the value of our deferred tax assets, result in significant one-time charges, increase our future tax expenses, reduce net returns to our shareholders and increase the complexity, burden and cost of tax compliance.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We commenced our operations in November 2014, when our predecessor Third Venture Biopharma (Nanjing) Co., Ltd was established.

Our company previously operated under the name I-Mab. I-Mab was established in June 2016 under the laws of the Cayman Islands as our offshore holding company. In July 2016, I-Mab established I-Mab Hong Kong, as its intermediary holding company. In August 2016, I-Mab Hong Kong established a wholly-owned PRC subsidiary, I-Mab Biopharma Co., Ltd. (later renamed to TJ Biopharma (Shanghai) Co. Ltd. and referred to herein as “TJBio Shanghai”). In September 2016, the assets and operations of Third Venture Biopharma (Nanjing) Co., Ltd were consolidated into TJBio Shanghai.

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

In February 2018, I-Mab Biopharma U.S. Limited (“I-Mab U.S.”) was established in Maryland, United States as a wholly-owned subsidiary of I-Mab Hong Kong and as the hub for the discovery and development of the drug candidates in our Global portfolio.

On January 17, 2020, our ADSs commenced trading on the Nasdaq Global Market under the symbol “IMAB.”

In 2020, we invested in a comprehensive biologics manufacturing facility in Hangzhou, China as part of our strategic plan to become a specialty biopharma company. The construction of this facility commenced in April 2021. This facility established a pilot capacity of two production lines. The project was financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of $120 million (in RMB equivalent) in cash. Upon the closing of this financing, we, through our wholly-owned subsidiary and parties acting in concert, were a majority shareholder of TJBio Hangzhou, the entity holding the facility in Hangzhou. On July 16, 2022, TJBio Hangzhou entered into a definitive financing agreement with a group of domestic investors in China to raise approximately $46 million (in RMB equivalent). Upon the closing of the financing, we, through our wholly-owned subsidiary, remained the largest shareholder of TJBio Hangzhou. Upon the occurrence of certain triggering events as specified in the shareholders agreement with TJBio Hangzhou, we became obligated to repurchase the equity held by other domestic investors in cash or in our securities if TJBio Hangzhou failed to accomplish certain public offering conditions. On February 6, 2024, in connection with the divestiture of our Greater China assets and business operations, we transferred the equity interests we held, through our wholly-owned subsidiary, in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for the extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. We subsequently settled the remaining repurchase obligations of approximately $32 million through repurchase agreements with certain non-participating shareholders of TJBio Hangzhou by September 2024. Concurrently with the divestiture, we also participated in the Series C fundraising of TJBio Hangzhou with an additional investment of $19 million in the first quarter of 2024. See Note 8 – Investments and Put Right Liabilities to our consolidated financial statements included elsewhere in this annual report for additional information of our investment in TJBio Hangzhou.

In October 2023, we divested our 51% equity interest in Zhejiang Tianli Pharmaceutical Sales Co., Ltd. previously held by I-Mab Biopharma Co., Ltd.

On February 6, 2024, we entered into definitive agreements with TJBio Hangzhou and a group of China-based investors to divest our Greater China assets and business operations. Pursuant to the definitive agreements, we transferred 100% of the outstanding equity interest in TJBio Shanghai, that operated our business in China, on a cash-free and debt-free basis, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJBio Hangzhou’s achievement of certain future regulatory and sales-based milestone events as well as royalties. We also retain a right of first negotiation outside of Greater China related to three future investigational new drug candidates.

On October 28, 2025, our wholly-owned subsidiary I-Mab Hong Kong acquired 100% ownership of Bridge Health Biotech Co., Ltd (“Bridge Health”) pursuant to an equity purchase agreement. The transaction provides us with the rights worldwide, subject to a bispecific collaboration agreement with ABL Bio, Inc., (“ABL Bio”), to bispecific and multi-specific applications, including bispecific and multi-specific antibodies and antibody drug conjugates (“ADCs”), based on the Claudin 18.2 (“CLDN18.2”) parental antibody used in givastomig. Pursuant to the equity purchase agreement, we agreed to pay Bridge Health shareholders an upfront payment in the amount of $1.8 million, and are obligated to make non-contingent payments totaling $1.2 million through 2027. In addition, Bridge Health shareholders may also receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones.

On October 16, 2025, we announced the adoption of a new business model designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. Under this model, we expect to transition into a biotechnology platform company which will establish separate subsidiaries responsible for the development of therapeutically focused assets to enhance oversight, operational focus, and risk management. In connection with our new business model, we announced the intent to file an application with the Stock Exchange of Hong Kong Limited (the “HKEX”) for a proposed dual primary listing by way of an initial public offering of our ordinary shares on the Main Board of the HKEX. We subsequently submitted a listing application on October 31, 2025.

Under the new business model, we continue to commit to advancing core assets which include givastomig, a novel bispecific antibody (“bsAb”) simultaneously targeting CLDN18.2, a tumor associated antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells and VIS-101, a biologic targeting VEGF-A and ANG2 for patients with Wet AMD and DME.

In October 2025, concurrent with the new business model announcement, we entered into a Series A preferred stock subscription agreement (the “Series A Subscription Agreement”) with our newly formed, wholly-owned subsidiary Visara, Inc. (“Visara”), pursuant to which we subscribed to 35,000,000 shares of Series A preferred stock of Visara for an aggregate purchase price of approximately $37.0 million. AffaMed Therapeutics (HK) Limited (“AffaMed”) subscribed to 16,150,000 shares of Series A preferred stock pursuant to the Series A Subscription Agreement. AffaMed’s subscription was made in exchange for the assignment of certain rights, title, and interest related to VIS-101 (also known as AM712 and ASKG712) in countries worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea and India (the “ex-China Rights”). VIS-101 is a biologic targeting Vascular endothelial growth factor A (“VEGF-A”) and Angiopoietin-2 (“ANG-2”) for patients with wet age-related macular degeneration (“Wet AMD”) and diabetic macular edema (“DME”). In connection with the assignment of certain rights, title, and interest related to VIS-101, Visara made an upfront payment to AffaMed in the amount of $5.0 million. AffaMed is an affiliate of CBC Group, one of our principal shareholders. Additionally, Visara entered into an license agreement with AskGene Pharma, Inc. (“AskGene”) for an exclusive royalty-bearing license to develop VIS-101, in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Asian Territories”) for an upfront payment in the amount of $7.0 million and reimbursement of certain costs incurred in connection with AskGene’s ongoing Phase 2a study and long-term toxicology study of VIS-101 up to an aggregate amount of RMB 24 million. Visara subsequently assigned its VIS-101 rights in the Asian Territories to Everest Medicines (Singapore) Pte. Ltd., (“Everest”) for an upfront payment in the amount of $7.0 million and assumption of all payment obligations under the license agreement between Visara and AskGene. Everest, an affiliate of CBC Group, and CBC Group are two of our principal shareholders.

On October 24, 2025, our shareholders passed a special resolution to change our company’s name from “I-Mab” to “NovaBridge Biosciences”, effective on October 29, 2025. On October 30, 2025, following the name change, our ADSs began trading on the Nasdaq Global Market under the new ticker symbol “NBP”.

Our principal executive offices are located at 2440 Research Boulevard, Suite 400, Rockville, MD 20850, the United States. Our telephone number at this address is (240) 745-6330.

Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

All information filed with the SEC can be obtained over the internet at SEC’s website at https://www.sec.gov. Our investors can also find information on our website https://www.novabridge.com/investors. The information contained on our website is not a part of this annual report.

B.
Business Overview

Executive Summary

We are a global biotechnology platform company dedicated to bringing paradigm-shifting innovative treatments to the global markets in an accelerated and capital efficient manner. Since our inception, we have built a track record of identifying and developing novel and highly differentiated therapeutics worldwide. Leveraging our international infrastructure and industry-leading capabilities, we have established a distinctive value-creating platform to deliver innovation from emerging biopharma ecosystems to patients globally, while driving sustainable growth for shareholders.

Our innovative immuno-oncology pipeline consists of three clinical stage programs, givastomig; uliledlimab; and ragistomig. Our core product, givastomig, is a potential best-in-class CLDN18.2 bispecific antibody for the treatment of gastric cancer and other CLDN18.2-positive gastrointestinal malignancies. Givastomig is being studied in a recently initiated global randomized, Phase 2 study in combination with nivolumab and chemotherapy versus nivolumab and chemotherapy in first-line metastatic gastric cancer. Givastomig is also being studied in an ongoing Phase 1b study in combination with nivolumab and chemotherapy in first-line gastric cancer. We provided an update on the dose expansion cohorts of the Phase 1b study in January of 2026, and we expect to provide further updates in the second half of 2026 at a medical conference. We anticipate launching additional studies in other Claudin 18.2-positive gastrointestinal malignancies during 2026. In connection with our 2025 Realignment Plan, we have paused internal development of uliledlimab while we await further data from TJ Biopharma’s ongoing, randomized Phase 2 study combining uliledlimab with a checkpoint inhibitor in China. The results of these studies will help inform any potential future development path of uliledlimab. Our third program, ragistomig, is managed by our collaboration partner, ABL Bio, who is currently conducting an ongoing Phase 1 study in multiple solid tumors.

We, through our subsidiary Visara, acquired the rights to VIS-101, a highly differentiated VEGF-A × ANG-2 bispecific biologics in Phase 2 development for Wet AMD and other retinal diseases including DME. VIS-101 has completed Phase 1 trials for both Wet AMD and DME. Interim results of an ongoing randomized Phase 2 trial in Wet AMD show rapid vision improvement sustained beyond 16 weeks for more than half of the evaluable patients, suggesting best-in-class potential with superior durability to other approved VEGF-based therapies. Development efforts are led by the clinical team at Visara. Visara intends to initiate a Phase 3 study in the first half of 2027.

The stage of development of our pipeline assets, including the progress in our ongoing clinical trials, is represented in the table below:

1.
Givastomig also known as ABL111, ragistomig also known as ABL503
2.
BMS agreed to manufacture, supply, and grant us a license to use nivolumab (OPDIVO®) in our Phase 1 trial to evaluate givastomig’s combination with nivolumab and mFOLFOX6
3.
Trial conducted by TJ Biopharma, NCT04322006
4.
Global rights, ex-Greater China, ex-South Korea

5.
Global rights, ex-Greater China

Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; 1L = first line; nivo = nivolumab; tori = toripalimab (TUOYI®); CPI = checkpoint inhibitor; GEA = gastroesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma;

BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; NSCLC = non-small cell lung cancer; Wet AMD = wet age-related macular degeneration; DME = diabetic macular edema; FPI = first patient in; PD-(L)1 = inhibitors of PD-L1 or PD-1; CLDN18.2 = Claudin18.2; CLDN18.2 Low =

CLDN18.2 < 75%; PD-L1 Low = CPS < 1.

We made significant progress throughout the year in development of our global clinical pipeline assets: givastomig, uliledlimab, ragistomig, and VIS-101. Substantial achievements related to the development of our global clinical pipeline in 2025 included:

1)
publication of the first-in-human monotherapy data for givastomig, in Clinical Cancer Research, a journal of the American Association for Cancer Research;
2)
presented Phase 1b dose escalation data on givastomig in combination with immunochemotherapy at the Society for Medical Oncology Gastrointestinal Cancers Congress 2025 in Barcelona, Spain;
3)
strengthened the intellectual property portfolio of givastomig through the acquisition of Bridge Health;
4)
completed enrollment of the planned Phase 1b dose expansion cohorts evaluating givastomig, in combination with immunochemotherapy, ahead of expectations;
5)
accelerated and expanded investment in givastomig program with plans to broaden the first-line development strategy into locally advanced gastric cancer as well as other Claudin 18.2-positive tumor types, including biliary tract cancer (BTC) and pancreatic ductal adenocarcinoma (“PDAC”);
6)
presented an update on the Phase 1 study of givastomig as a monotherapy in heavily pre-treated patients with gastroesophageal carcinoma (“GEC”) at the AACR-NCI-EORTC conference;
7)
formed Visara, Inc. to pursue the development of VIS-101, a biologic targeting VEGF-A and ANG-2, and a more potent molecule that could potentially provide more durable treatment benefits for patients with Wet AMD, DME, and retinal vein occlusion (“RVO”) than current standard of care; and
8)
repurpose our company with a pivot of our business model, including a transition of corporate name and logo from I-Mab to NovaBridge Biosciences; and
9)
presented new data from the expanded 3mg/kg every 6-week (“Q6W”) Phase 1 dosing study for ragistomig at the European Society for Medical Oncology – Immuno-Oncology Congress 2025 by co-developer ABL Bio.

In January 2026, we presented positive Phase 1b dose expansion data on givastomig in combination with immunochemotherapy. We also achieved first patient dosed enrolled in the global, randomized Phase 2 study of givastomig in combination with immunochemotherapy in February 2026. In March 2026, we announced positive Phase 2a data on VIS-101 for the treatment of Wet AMD and reiterated our plan to initiate Phase 2b randomized trial in 2026.

Our Drug Pipeline

Givastomig (TJ-CD4B): A Novel 4-1BB Bispecific Antibody for CLDN18.2-Positive Gastric and Other Cancers

Summary

Givastomig (also known as “ABL111”, “TJ033721” and “TJCD4B”) is a bispecific antibody targeting Claudin18.2 (“CLDN18.2”), a tumor associated antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells adjacent to CLDN18.2-positive tumor cells. CLDN18.2 is a tight junction molecule normally restricted to epithelial cells of the gastric mucosa but becomes widely expressed on the cell surface in select tumors, such as gastric, esophageal, and pancreatic cancers, making it a highly attractive tumor target. Givastomig is being jointly developed through a global partnership with ABL Bio, in which we act as the lead party and we share worldwide rights equally with ABL Bio (50/50), excluding Greater China and South Korea.

Givastomig has two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. First, givastomig has a high affinity for CLDN18.2 and thus can bind to tumor cells with very low levels of CLDN18.2 expression, making it potentially applicable to a broader patient population with a wide range of CLDN18.2. Second, only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon CLDN18.2 engagement and is expected to exert strong anti-tumor activity while minimizing systemic side effects such as liver toxicity commonly seen with 4-1BB agents in previous preclinical studies and clinical trials. In March 2022, we announced that the U.S. FDA granted givastomig Orphan Drug Designation for the treatment of gastric cancer, including gastroesophageal junction carcinoma.

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

In September 2024, we presented updated safety and expanded efficacy data from the Phase 1 trial of givastomig as monotherapy in CLDN18.2-positive advanced GEC, at ESMO 2024. An overall response rate (“ORR”) of 16.3% (7/43) was observed in a total of 43 heavily pre-treated patients (at least two prior lines of therapy) with CLDN18.2-positive (1+ intensity in ≥1% of cells) GEC, who received givastomig at doses ranging from 5 to 18 mg/kg. A favorable safety profile, with mainly grade 1 or 2 treatment-related adverse events (“TRAEs”) and no observations of dose-limiting toxicities (“DLTs”) or identification of a maximum tolerated dose (“MTD”) suggested the feasibility of further investigation of combinations with other agents.

In January 2025, based on monotherapy data with givastomig demonstrating clinical activity and a favorable toxicity, as well as early encouraging efficacy data in the Phase 1b dose escalation study combining givastomig with front line (1L), standard of care, nivolumab and chemotherapy (mFOLFOX6), we announced a re-prioritization of resources, with a focus on advancing givastomig as our lead clinical program. We are continuing to sponsor the Phase 1b dose escalation and dose expansion trials of givastomig in combination with nivolumab and chemotherapy in patients with CLDN18.2-positive (1+ intensity in ≥1% of cells) treatment-naïve gastric, gastroesophageal junction and esophageal cancer at United States based investigational sites. We believe front-line gastric cancer is an area of high unmet medical need, and the ability to combine a novel immunostimulant such as givastomig with standard of care therapies that include checkpoint inhibitors and chemotherapy regimens has the potential to transform clinical care of these patients. In parallel, we are developing a CLDN18.2 immunohistochemistry assay for patient selection and are exploring potential global partnership opportunities for givastomig.

In July 2025, we presented positive givastomig dose escalation data from the Phase 1b combination study in patients with 1L gastric cancer at the ESMO GI annual meeting. A confirmed ORR of 71% (12/17) across all doses givastomig (5 mg/kg, 8 mg/kg and 12 mg/kg) when combined with nivolumab and chemotherapy, and 83% (10/12) at doses selected for the ongoing dose expansion study (8 mg/kg and 12 mg/kg) were observed in patients with 1L HER2-negative, Claudin 18.2-positive gastric cancers (≥1+ IHC staining intensity in ≥1% of tumor cells). Responses occurred in tumors with low levels of programmed cell death ligand (“PD-L1”) expression and/or Claudin 18.2 expression, with favorable overall tolerability. A maximum tolerated dose and dose limiting toxicities were not identified. There were no Grade 3 or greater events for nausea and vomiting, and only one Grade 3 TRAE for increased liver enzymes.

In the second half of 2025, new cohorts were added to the current phase 1b study to study the givastomig combination in biomarker subgroups and other CLDN18.2-positive gastrointestinal (GI) malignancies based on the encouraging dose escalation data. The enrollment of a cohort of 20 patients with low CLDN18.2 expression (≥1+ IHC staining intensity in <75% of tumor cells) and PD-L1 CPS≥1 was initiated in October 2025. The enrollment of a “double-low” cohort (low CLDN18.2 and low PD-L1 expression) combining givastomig with chemotherapy was initiated in November 2025. Additional cohorts of patients with CLDN18.2-positive biliary tract carcinoma and pancreatic ductal adenocarcinoma were also added to further explore givastomig’s potential when added to 1L SoC in these malignancies.

In January 2026, we released positive givastomig dose expansion data from the ongoing Phase 1b combination study in patients with 1L HER2-negative, Claudin 18.2-positive gastric cancers (≥1+ IHC staining intensity in ≥1% of tumor cells). These data confirmed and extended the data presented in July 2025. Givastomig continued to show robust efficacy when combined with nivolumab and chemotherapy with a 77% ORR observed at 8 mg/kg and a 73% ORR observed at 12 mg/kg, across a wide range of PD-L1 and CLDN18.2 expression. The median progression free survival (“mPFS”) was 16.9 months at 8 mg/kg; mPFS at 12 mg/kg was still maturing due to sequential enrollment of this cohort and the resultant approximately 4-month shorter median follow-up. The combination was well tolerated, and the overall safety profile is comparable to the current standard of care treatment.

1.
The 12 mg/kg cohort includes one additional patient for survival analysis who was ineligible for response analysis.

Table:	Efficacy summary table of givastomig (8 & 12 mg/kg) combination study in efficacy evaluable patients

Together, these data support that givastomig is a potential best-in-class CLDN18.2 asset when added to 1L standard of care. Detailed Phase 1b dose expansion data are expected to be presented at a medical conference later in 2026. First dosing of a global, randomized Phase 2 study, evaluating both doses against standard of care, was completed in February 2026. Recent interactions with the FDA have identified potential paths for accelerated approval for givastomig in combination with immunochemotherapy in 1L GEC. Benchmarks for technical success were identified. These benchmarks for success have been incorporated into a Phase 3 design that will be presented to the FDA for endorsement.

Therapeutic Indications

Gastric cancer is one of the leading causes of cancer-related deaths worldwide. Treatment for advanced gastric, gastroesophageal junction, or esophageal adenocarcinoma often involves a combination of chemotherapy and recently, immune therapies (checkpoint inhibitors). However, the clinical benefit remains modest with the current therapies. Therefore, there is a significant unmet medical need as patients with metastatic cancer have a low survival rate.

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

Zolbetuximab-clzb (“zolbetuximab”) was recently approved by the FDA for first-line treatment of adults with locally advanced unresectable or metastatic HER2-negative gastric or gastro-esophageal junction adenocarcinoma whose tumors are CLDN18.2-positive in combination with chemotherapy alone. CLDN18.2 positivity is defined as ≥75% of tumor cells demonstrating moderate to strong membranous CLDN18 staining (2+ or 3+ intensity). While zolbetuximab provides an option for patients with advanced gastric cancer who express very high levels of CLDN18.2, it is important to highlight the significant percentage of patients (~70%) who are not eligible for zolbetuximab based on CLDN18.2 expression levels. There are no approved treatments for CLDN18.2 expression levels below 75%. This represents a large opportunity for CLDN18.2-directed therapeutic approaches that broaden the patient population across a wider range of CLDN18.2 expression levels.

1.
Markets include U.S., 5 E.U. countries and Japan in 2025 based on Data Monitor Biomed Tracker.
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
CLDN18.2-positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035.
4.
VYLOY (zolbetuximab-clzb) FDA label.

Notes: CPS = combined positive score; BIC = best-in-class; FIC = first-in-class; 1L = first-line.

CLDN18.2 protein is not only highly expressed in gastric cancers but also detected at various levels in other gastrointestinal malignancies. Therefore, givastomig in combination with other anti-cancer therapies may warrant further investigation based on the biological rationale and CLDN18.2 prevalence. In addition, givastomig may have potential benefits for early-stage cancers in the neoadjuvant setting. In essence, any stage and any tumor type that may have CLDN18.2 expression and is treated with standard of care that involves a checkpoint inhibitor +/- chemotherapy may benefit from the addition of givastomig.

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

Moreover, unlike previous generations of 4-1BB agonist antibodies with hepatotoxicity issues, givastomig binds to a distinct 4-1BB epitope that only triggers 4-1BB signaling upon CLDN18.2 target engagement but not Fc receptor interaction. This unique tumor-associated antigen-dependent property is expected to drastically reduce peripheral T cell activation and hepatic and systemic immunotoxicity without compromising anti-tumor activity. If continued to be proven in the clinic, these properties enable givastomig to be highly differentiated from other CLDN18.2-based compounds.

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

The ability of givastomig to ligate 4-1BB and activate downstream signaling was tested in CLDN18.2-positive or negative target cells co-cultured with T cells as effectors. The results in the figure show that givastomig elicited the strongest 4-1BB-mediated NF-kB reporter activity, but only in the presence of CLDN18.2-positive cells and not CLDN18.2-negative cells. In contrast, urelumab (a first generation 4-1BB antibody) induced NF-kB reporter activity regardless of target cell CLDN18.2 expression. In another experiment where human peripheral blood mononuclear cells were co-cultured with gastric cancer cells derived from patient biopsies, givastomig was found to increase IL-2 production in a dose-dependent and CLDN18.2 expression-dependent manner.

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

Figure:

Potent in vivo anti-tumor activity of givastomig in a mouse tumor model. Mice transgenic for humanized 4-1BB were grafted with MC38 cells expressing human CLDN18.2. Mice were treated with IgG or zolbetuximab as control, or with parental CLDN18.2 mAb, parental 4-1BB mAb, or both, and with givastomig (4 mg/kg) twice a week for three weeks. All mAbs were dosed at the molar equivalent of 3 mg/kg.

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

Summary of Clinical Results

Phase 1 clinical trial of givastomig monotherapy in patients with advanced or metastatic solid tumors

The Phase 1 monotherapy study consists of a dose escalation phase irrespective of CLDN18.2 expression status followed by dose expansion cohorts in CLDN18.2-positive patients. The dose escalation part of the Phase 1 trial of givastomig monotherapy in patients with advanced solid tumors reached a dose of 15 mg/kg without a dose limiting toxicity. By the end of 2022, eight dose cohorts had been completed, with 38 subjects dosed. Givastomig was well tolerated, most of the treatment-related adverse events were grade 1 or 2 and no dose limiting toxicity was reported. There was a dose-dependent increase of drug exposure and soluble 4-1BB in serum, suggestive of a favorable pharmacokinetic/pharmacodynamic profile with durable T cell activation. Partial responses and stable disease were observed across several dose levels in patients with gastric and esophageal cancer whose cancer had progressed after multiple lines of prior therapies, including PD-1 therapy. Efficacy signals were also observed in patients with low CLDN18.2 expression, highlighting its potential to treat CLDN18.2 low-expressing tumors where other CLDN18.2 targeted agents have shown a limited treatment effect. In October 2023 at the ESMO annual meeting, we presented updated topline Phase 1 data of givastomig that confirmed promising early efficacy signals, including signals in patients with low levels of CLDN18.2 tumor expression. Phase 1 dose escalation has reached the highest planned dose level. Most treatment-related adverse events were low-grade. In this trial, positive monotherapy efficacy results were observed, including in tumors with lower levels of CLDN18.2 expression.

Updated safety and efficacy data of givastomig monotherapy in patients with CLDN18.2-positive advanced GEC

In October 2025, at AACR-NCI-EORTC annual meeting, a total of 45 patients with CLDN18.2-positive GEC were enrolled and received givastomig at 5 mg/kg (n=7), 8 mg/kg (n=5), 12 mg/kg (n=21) and 15 mg/kg (n=6) Q2W, and 18 mg/kg (n=6) Q3W. Of the 45 efficacy-evaluable patients, a confirmed ORR of 18% (8/45) was observed with a partial response in seven patients (one at 5 mg/kg, one at 8 mg/kg, four at 12 mg/kg and two at 18 mg/kg). Stable disease was reported in 14 patients, with a disease control rate (“DCR”) of 49% (22/45). CLDN18.2 expression in responders ranged from 11% to 100%. Additionally, five responders had received prior treatment with PD-(L)1 inhibitors. A favorable safety profile, with mainly grade 1 or 2 TRAE and no observations of DLT or identification of an MTD supports further investigation of givastomig in combination with other agents.

Table:	Efficacy summary table of givastomig (5-18 mg/kg) in CLDN18.2-positive GEC

Phase 1b Combination Study in patients with 1L HER2-negative and CLDN18.2-positive metastatic GEC

Safety and efficacy data of givastomig dose escalation data from the Phase 1b combination study

In July 2025, at the ESMO GI annual meeting, we presented positive givastomig dose escalation data from the Phase 1b combination study in 17 patients with frontline gastric cancer. A confirmed ORR of 71% (12/17) across all doses givastomig (5 mg/kg, 8 mg/kg and 12 mg/kg) when combined with nivolumab and chemotherapy, and 83% (10/12) at doses selected for the ongoing dose expansion study (8 mg/kg and 12 mg/kg) were observed in patients with 1L HER2-negative, Claudin 18.2-positive gastric cancers (≥1+ IHC staining intensity in ≥1% of tumor cells). Responses occurred in tumors with low levels of PD-L1 expression and/or Claudin 18.2 CLDN18.2 expression, with favorable overall tolerability. There were no Grade 3 or greater events of nausea and vomiting, and only one Grade 3 TRAE of increased ALT and AST.

Safety and efficacy data of givastomig expansion data from the Phase 1b combination study

In January 2026, we released positive givastomig dose expansion data from the ongoing Phase 1b combination study in patients with 1L HER2-negative, Claudin 18.2-positive gastric cancers (≥1+ IHC staining intensity in ≥1% of tumor cells). These data confirmed and extended the data presented in July 2025. Givastomig continued to show robust efficacy when combined with nivolumab and chemotherapy with 77% ORR observed at 8 mg/kg and 73% ORR observed at 12 mg/kg, across a wide range of PD-L1 and CLDN18.2 expression levels. The mPFS was 16.9 months at 8 mg/kg; mPFS at 12 mg/kg was still maturing due to sequential enrollment of this cohort and the resultant approximately 4-month shorter median follow-up. The combination was well tolerated, and the overall safety profile is comparable to the current standard of care treatment. These data demonstrate that givastomig is a potential best-in-class CLDN18.2 asset when added to 1L standard of care.

1.
The 12 mg/kg cohort includes one additional patient for survival analysis who was ineligible for response analysis.

Table:	Efficacy summary table of givastomig (8 & 12 mg/kg) combination study in efficacy evaluable patients

Clinical Development Plan

Based on the monotherapy data and positive data from the ongoing Phase 1b 1L combination study with nivolumab and chemotherapy, we are focusing our resources on advancing givastomig as our lead asset in 1L GEC as well as other CLDN18.2-positive gastrointestinal malignancies. We are continuing to sponsor the Phase 1b dose escalation and dose expansion cohorts of givastomig in combination with standard of care, nivolumab and chemotherapy, in patients with CLDN18.2-positive (1+ intensity in ≥1% of cells) treatment naïve gastric, gastroesophageal junction and esophageal cancer. Multiple new cohorts were added to the current Phase 1b study to confirm the efficacy signal in biomarker-selected subgroups and explore givastomig’s efficacy signal in other CLDN18.2-positive GI malignancies, including biliary tract carcinoma and pancreatic ductal adenocarcinoma. In order to confirm the differentiation of givastomig’s efficacy from other CLDN18.2 therapies that require high levels of CLDN18.2 expression, the enrollment of a new cohort in patients with low CLDN18.2 expression (≥1+ IHC staining intensity in <75% of tumor cells) was initiated in October 2025.

Since the label of checkpoint inhibitors in 1L GEC (including nivolumab) was limited to PD-L1 CPS≥1 by the FDA in June 2025, the standard of care of “double-low”, (i.e. low CLDN18.2 and low PD-L1 (CPS=0) expression), patients is chemotherapy only. Therefore, a potential accelerated approval pathway for the double-low patient population may exist, if givastomig is shown to add to the benefit of chemotherapy. The enrollment of the double-low cohort of combining givastomig with chemotherapy was initiated in November 2025. Additional cohorts of patients with 1L BTC and PDAC were also added to further explore givastomig’s potential in combination with the current standard care in these CLDN18.2-positive GI malignancies. Enrollment is expected to start in the first half of 2026.

The planned two dose expansion cohorts, each evaluating 20 patients irrespective of PD-L1 expression, with tumors that express CLDN18.2 at ≥1+ intensity in ≥1% of cells at 8 mg/kg and 12 mg/kg Q2W for a total of 40 patients were fully enrolled in August 2025. Positive combination dose expansion data have been released in January 2026. A global, open label, randomized-controlled phase 2 study of givastomig in combination with nivolumab and chemotherapy in patients with CLDN18.2 positive and PD-L1 positive metastatic gastric cancers was initiated in February 2026. After the initiation of this study, we engaged the FDA in discussions over possible paths for accelerated approval for givastomig in combination with immunochemotherapy. Pathways for accelerated approval and benchmarks for success were identified, and a Phase 3 study is being designed for endorsement by the FDA at a future date.

In addition to the internal development of givastomig, an investigator initiated study of givastomig in combination with durvalumab and chemotherapy in neoadjuvant locally advanced GC will be initiated in the first half of 2026 by Dr. Kohei Shitara in Japan. Dr. Shitara is a world-class leading investigator in gastric cancers. This study will extend the benefit of adding givastomig to SoC immunochemotherapy in resectable disease, and will provide an opportunity to study the mechanism of action of this combination because biopsies will be analyzed before and after treatment.

Competitive Landscape

We believe givastomig, if approved, will primarily compete against other CLDN18.2 targeted molecules which include monoclonal antibodies, bispecific antibodies and antibody drug conjugates. VYLOY (zolbetuximab, marketed by Astellas) is the only approved therapy targeting CLDN18.2 to date. There are additional molecules undergoing clinical development including but not limited to: AstraZeneca (AZD0901 / CMG901), Transcenta (osemitamab), AskGene Pharma (ASKB589), Sino Biopharmaceuticals (LM-302) and Innovent (IBI-343, IBI-389)

VIS-101 for Wet AMD

Summary

VIS-101 is a next generation highly differentiated VEGF-A × ANG-2 bispecific antibody in Phase 2 development for Wet AMD and other retinal diseases, including DME. VIS-101 demonstrated encouraging outcomes in both Phase 1b and Phase 2a studies for Wet AMD, showing fast, robust and sustained improvements in best-corrected visual acuity (“BCVA”) and central subfield thickness (“CST”). Approximately half of the patients who received a 6 mg dose treatment remained without additional treatment for six months or longer, underscoring the long-lasting effects of the therapy. The safety profile was favorable, with no dose-limiting toxicities, retinal vasculitis, or vascular occlusion reported. Most adverse events were mild or moderate and resolved, except for a single instance of uveitis. When compared to other VEGF inhibitors like Lucentis®, Eylea®, and Vabysmo®/Eylea HD®, VIS-101 delivers similar BCVA efficacy but may offer increased durability, potentially allowing for less frequent dosing. These findings reinforce VIS-101's potential best-in-class position as a leading therapy in efficacy, safety, and durability for Wet AMD.

Disease Background

Age-related macular degeneration (“AMD”) is a leading cause of irreversible blindness in the elderly, with its prevalence expected to rise significantly as the global population ages. By 2040, the number of AMD cases is projected to reach 288 million worldwide. The main risk factors for AMD include increasing age, smoking, family history, and ethnicity. AMD is classified according to disease progression, ranging from normal ageing changes to advanced stages, which may involve neovascular AMD or geographic atrophy. Clinically, AMD is further categorized into dry and wet types, with Wet AMD being the primary cause of vision loss. The development of Wet AMD is driven by pathological choroidal neovascularization (“CNV”) beneath the macula, leading to leakage, hemorrhage, fibrosis, and damage to the central retina. VEGF plays a crucial role in this process, and VEGF inhibitors have proven effective in treating Wet AMD. In the last few years the development of multi-specific antibodies have increased with these drugs targeting both VEGF and a second target such as ANG-2, IL-6, or complement inhibition. Diagnosis and classification of AMD rely on clinical ophthalmology examination and imaging techniques such as ocular coherence tomography, fluorescein angiography, color fundus photography, and occasionally Indocyanine Green Angiography.

For Wet AMD, global revenue for anti-VEGF ophthalmology drugs is projected to grow to greater than $20 billion by 2030.

Figure: Evaluate Pharma and GlobalData

VIS-101 Background

VEGFs are the most important pathological factors common to various neovascular ocular diseases. ANG-2, as a significant novel target for neovascular ocular diseases, collaborates synergistically with VEGFs in the pathological mechanisms of related diseases, playing a crucial pathogenic role at all stages of pathological neovascularization. The ANG-2/Tie2 pathway participates in vascular remodeling and maturation and is directly associated with the recruitment of pro-inflammatory factors. Activation of the ANG-2/Tie2 pathway leads to dephosphorylation of downstream signals in vascular endothelial cells, disrupting intercellular junctions in mature vessels. This directly reduces vascular stability, increases permeability, and promotes rapid release of pro-inflammatory factors, further disrupting intraocular physiological homeostasis. Clinically, this manifests as persistent macular edema and neovascular proliferation.

Animal models have confirmed that upregulated ANG-2 expression exacerbates disruption of blood-brain barrier stability. Pharmacological downregulation of ANG-2 and activation of the Tie2 signaling pathway reduces vascular permeability and reduces stroke size in animal models. Concurrently, ANG-2 expression is significantly elevated in the aqueous humor of Wet AMD patients, showing correlation with the severity of the Wet AMD. Based on this evidence, we think that simultaneous downregulation of intraocular VEGF-A and ANG-2 can more rapidly and effectively alleviate symptoms of neovascular ocular diseases, reduce pathological pro-inflammatory factors, preserve vision, and achieve sustained improvement in best-corrected visual acuity and central subfield thickness of the retina.

VIS-101 is a recombinant fusion protein composed of a humanized anti-VEGF monoclonal antibody and two ANG-2 inhibitory peptides. Therefore, VIS-101 has two VEGF-A binding sites and two ANG-2 binding sites per molecule (see chart below). Owing to the higher binding affinity for each VEGF and ANG-2 binding site and its tetravalent structure, this molecule exhibits high affinity binding and high inhibitory activity based on two binding sites per molecule to both VEGF-A and ANG-2 as compared to Vabysmo® (faricimab-svoa), an approved bispecific antibody targeting the same two factors but having one binding site for each per molecule.

Figure:	Common anti-VEGF therapies approved today on the left and comparison of VIS-101 to faricimab.

Nonclinical studies have demonstrated that VIS-101 possesses several advantages: optimized antigen alignment prevents mutual interference; VEGF-A affinity matches or exceeds marketed products (conbercept, aflibercept, ranibizumab); Compared with a faricimab analog, VIS-101 has greater than 2-fold and 6-fold higher binding activity to VEGF-A165 and ANG-2, respectively, plus 2.4-fold stronger VEGF-A165 inhibitory activity (cell-based reporter assay) and 16.7-fold stronger in ANG-2-Tie-2 inhibition (ELISA); Fc fragment modification that avoids neonatal fragment crystallizable (Fc) receptor (FcRn) antibody recycling increases systemic clearance and reduces exposure time and systemic VIS-101 levels, potentially lowering systemic toxicity risks.

Figure:	Binding activity and blocking activity of VIS-101 compared to a faricimab analogue and other anti-VEGF165 therapies.

These favorable in vitro pharmacological properties translate into robust in vivo efficacy as demonstrated in a non-human primate laser-induced CNV model. In the rhesus monkeys with laser-induced CNV, a single intravitreal injection in each eye of VIS-101 (1.2 mg and 6 mg) significantly inhibited fundus angiogenesis and leakage compared to the control group in both eyes.

Nonclinical Toxicology

Nonclinical toxicology studies of VIS-101 were conducted in rhesus monkeys and rabbits, chosen due to their physiological similarity to humans and comparable high-affinity binding of VIS-101 to VEGF-A and ANG-2. Safety assessments included tissue cross-reactivity, hemolysis assays, single and repeat-dose intravitreal studies, and pivotal long-term toxicology evaluations. VIS-101 showed no off-target binding or hemolytic effects and was well-tolerated in both species, with no test article-related adverse findings at doses up to 3.0 mg/eye.

Higher doses (up to 6.0 mg/eye) resulted in transient and mild ocular inflammation in isolated cases, attributed to immunogenic responses to the humanized antibody rather than direct toxicity. Long-term (26-week) studies in monkeys revealed minimal to mild sporadic intraocular inflammation, which was reversible and correlated with anti-drug antibody (“ADA”) titers, lacking dose-dependency and considered consistent with ADA induced inflammation.

No significant abnormalities were observed in general health, clinical parameters, or organ pathology across all dose groups in all studies. Systemic toxicity was not detected even at high intravenous doses. Importantly, ADA-related immunogenicity in nonhuman primates is expected to be higher than in humans and thus does not predict clinical risk.

Overall, VIS-101 is considered well-tolerated in animal doses up to 4.5 mg/eye and support the proposed clinical dose of up to 9.0 mg administered once monthly via intravitreal injection. The only notable adverse effect was immune-mediated (i.e., ADA) ocular inflammation, which was non-dose-limiting and not predictive of human response. These findings support the safety of VIS-101 for clinical trials and support the intended Phase 2b doses and clinical dosing regimen.

Clinical Development

Early-phase clinical trials of VIS-101 were conducted in both China and the U.S. to assess safety, tolerability, and preliminary efficacy in single and multiple dosing regimens. In Phase I trials (China: ASKG712-CT-I-1, U.S.: AM712E1001), VIS-101 was well tolerated up to 6.0 mg and 9.0 mg, respectively, with improvements in visual function and anatomical outcomes, demonstrating favorable safety and promising durability of response with approximately half of participants retreatment-free at six months (see below).

In the China Phase 1b and U.S. Phase 1b trial doses up to 6.0 mg were assessed using the low concentration formulation. The fast, robust and sustained visual acuity gains in the China Phase 1b are presented in the first figure below. In the U.S. Phase 1b study assessed doses up to 9.0 mg with the high concentration formulation to deliver 9.0 mg with 90 µL. The improvements in BCVA and CST from this U.S. trial are presented in the second figure below. These sustained gains in visual acuity and CST translate into a favorable durability profile presented in the third figure below. This is the first time that a VEGF therapy has demonstrated 24 weeks (six months) durability in over half of the participants.

Figure:	China Phase 1b: gains in BCVA over time to end of study in part 2 assessing the 3.0 mg and 6.0 mg doses.

Figure:	U.S. Phase 1: gains in BCVA and reduction in central retinal thickness in part 2 with up to 9.0 mg dose.

Figure:	U.S. Phase 1: VIS-101 has a favorable durability profile in this small trial with over half of participants retreatment-free for 24 weeks (six months) after the loading dose.

Following the China Phase 1 portion of the trial, the Phase 2a portion (part 3) evaluated 3.0 mg and 6.0 mg doses, confirming a favorable safety profile and rapid, robust and sustained improvements in BCVA and CST. This study enrolled 38 participants randomized 2:1 to the 3.0 mg dose (n=13) and the 6.0 mg dose (n=25). All participants received three loading doses at 0, 4 and 8 weeks and then were followed to assess the time to next treatment based on prespecified set of Disease Activity Criteria (based on change at each visit in BCVA or CST or fluid status or macular hemorrhage judged to be due to Wet AMD be the Investigator).

Mean change from baseline in BCVA in treatment-naïve participants rapidly improved to 10 or more letters gained and this gain was sustained in approximately half of retreatment-free participants to 36 weeks (over six months after the last loading dose at week 8) when the study follow-up ended. The percent maintaining vision gains and remaining treatment free after three loading doses is presented in the upper bar graph below with approximately two-thirds remaining treatment free at 16 weeks (four months) and approximately half remaining treatment free at week 24 (six months). Similar improvements were observed in the mean change from baseline in CST in treatment-naïve participants with a rapid decrease in central retinal thickness that was sustained with approximately half of participants remaining retreatment-free at 36 weeks (over six months after the last loading dose at week 8) when the study follow-up ended. The percent maintaining this CST reduction and remaining treatment free after three loading doses is presented in the lower bar graph below with approximately two-thirds remaining treatment free at 16 weeks (four months) and approximately half remaining treatment free at week 24 (six months).

The sustained BCVA gains and CST reductions discussed above demonstrate the durability of VIS-101 and the potential for a less frequent dosing schedule. The retreatment-free rate for the 3.0 mg and 6.0 mg VIS-101 doses are presented in the third figure below. Both doses show good durability to week 24 when the 3.0 mg durability begins to reduce and the 6.0 mg persists with approximately half of participants remaining retreatment free at 36 weeks (greater than six months after the last loading dose at week 8).

Figure:	Fast, robust and sustained improvement in BCVA and CST.

Figure:	China Phase 2a: durability of the 6.0 mg and 3.0 mg dose groups as demonstrated by the retreatment-free rate.

An exploratory Phase 2b, multicenter, randomized, quadruple-masked, active-controlled trial in China is planned for treatment-naïve Wet AMD participants. Up to 244 subjects will be randomized 1:1:1:1 across four arms (VIS-101 9.0 mg high concentration, VIS-101 6.0 mg high concentration, VIS-101 6.0 mg low concentration, and aflibercept 2.0 mg). The objective of the Phase 2b study are to assess the safety and efficacy of VIS-101 and to select the final dose for the Phase3 program. The study involves an initial loading phase, a treatment phase with individualized fixed-dose treatment regimens for VIS-101 based on disease activity, and standard aflibercept dosing (2.0mg every eight weeks) for the control arm. We expect to initiate the Phase 2b clinical trial in Q3 2026.

Interim safety and pharmacokinetic reviews will guide treatment arm selection with possible discontinuation of the low concentration VIS-101 6.0 mg arm based on establishing safety in the high concentration arms (6.0 mg and 9.0 mg). All participants continuing after review will be followed through 52 weeks for primary and secondary analyses. The Phase 3 dose will be selected after a second unmasked review of efficacy and safety data during the trial and this will allow earlier EOP2 regulatory agency meetings and an accelerated start to the Phase 3 program.

Phase 3 planning will involve regulatory alignment with agencies in China, the US, and the EMA with randomized, controlled trials (“RCT”) powered for non-inferiority to aflibercept. Based on RA alignment these trials will include either parallel group comparisons or individualized fixed-dose treatment regimens similar to the Phase 2b trial discussed above. The base plan is one RCT in the China/Asia pacific region and an additional global RCT (U.S., E.U., other regions) to support broader global regulatory submissions. Regulatory meetings to obtain RA feedback on the potential to perform one large global MRCT (U.S., E.U., China, other regions) with additional confirmatory evidence (including the Phase 2b trial discussed above and supportive data from faricimab publications which have a similar mechanism of action to VIS-101) will also be pursued in 2026.

Competitive Landscape

The treatment landscape for retinal vascular diseases such as Wet AMD, DME, and RVO is highly competitive and dominated by two established VEGF-targeting therapies, specifically aflibercept (Eylea® and Eylea HD®), an engineered anti-VEGF receptor fusion protein, and faricimab (Vabysmo®), the first approved VEGF-A x ANG-2 bispecific antibody. As VIS-101 aims to become best-in-class VEGF x ANG-2 therapy, faricimab likely represents the most direct competitive benchmark for VIS-101.

In addition to aflibercept and faricimab, additional molecules are currently undergoing clinical development and, if they are approved, may become competitors of VIS-101 as well. These include but are not limited to: new anti-VEGF therapies, other anti-VEGF x ANG-2, and combination of anti-VEGF with other targeted therapies, which may include approved therapies containing anti-VEGF agents or small molecule TKIs.

Clinical-stage assets targeting these mechanisms include VEGF x ANG-2 bispecific and multi-specific antibodies: Ollin Biosciences/Innovent (OLN324/IBI324), China Medical System/Wuhan YZY (Y400), Abpro (ABP-201, IND-enabling), and Eluminex Biosciences (EB-105, trispecific with IL-6). VEGF/Tie-2 bispecific antibodies include Merck (EYE201/MK-8748) and Ingenia Therapeutics (IGT-427). There are also a number of clinical-stage VEGF bispecifics and multi-specifics targeting novel pathways: Innovent (IBI302, VEGF/Complement), Kodiak Sciences (KSI-501, VEGF/IL-6), RemeGen (RC28-E, VEGF/FGF), and EyeBio/Merck (EYE103/Restoret, FZD4/LRP1/TM4SF trispecific). Another class of therapies are sustained release/implants which includes Susvimo (Roche, ranibizumab) and small molecule TKIs with sustained delivery including EyePoint Pharmaceuticals (vorolanib/EYP-1901) and Ocular Therapeutix (AXPAXLI), to name a few. AAV-based therapies expressing VEGF receptor decoys have also shown promising results in late-stage clinical development, including Adverum/Lilly (Lxo-vec), 4D Molecular Therapeutics (4D-150), and RegenexBio/AbbVie (ABBV-RGX-314).

As the global anti-VEGF ophthalmology drug market is projected to exceed $20 billion by 2030, the competitive dynamics of this market are expected to intensify as more bispecific and next-generation therapies emerge.

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

Therapeutic Indications

New therapeutic options are urgently needed for cancers that are refractory to or relapse after PD-(L)1 treatment because most patients treated with CPI do not achieve long-term survival. The approach of ragistomig is to maximize T cell activity by simultaneously blocking the inhibitory pathways via PD-L1 binding and turning on co-stimulatory 4-1BB pathway.

Advantages of Ragistomig

We believe that based on publicly available information and preclinical studies, ragistomig has the potential to be a highly differentiated PD-L1 and 4-1BB bispecific antibody. In terms of format, some of the leading compounds being researched to improve the efficacy of anti-PD-(L)1 therapies are monovalent heterodimers which may affect the potency of each arm and increase the complexity of chemistry, manufacturing and controls. In addition, as detailed earlier, the anti-4-1BB moiety of ragistomig binds to a novel epitope that only triggers 4-1BB signaling upon tumor binding leading to a reduced cytokine release and hepatic and systemic immunotoxicity without compromising anti-tumor activity. Ragistomig is also more specific than certain competitor molecules in terms of 4-1BB binding relative to other tumor necrosis factor (“TNR”) receptor families of co-stimulatory molecules. If proven in clinical trials, these potential advantages could differentiate ragistomig from other competing compounds.

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

Summary of Clinical Results

In June 2024, our development partner, ABL Bio, presented promising objective responses in patients with various advanced solid tumors that are refractory or have relapsed after PD-(L)1 inhibitors from the Phase 1 dose escalation study at ASCO 2024. Of the 53 enrolled patients, 44 were efficacy evaluable patients with advanced or relapsed/refractory solid tumor. 64.2% (34/53) of enrolled patients had at least three prior lines of therapies. Top-line Phase 1 dose escalation and dose expansion results demonstrated an ORR of 26.9% (7/26), including six partial responses and one complete response, and a clinical benefit rate of 69.2% (18/26) at doses of 3 mg/kg and 5 mg/kg. 71.4% of responders received prior treatment with anti-PD-(L)1 inhibitors. To further increase the therapeutic index of ragistomig, two cohorts were added to the Phase 1 study in order test whether increased spacing of doses from Q2W to Q6W would maintain efficacy and decrease toxicity. In December 2025, ABL presented positive Phase 1 dose expansion data of ragistomig 3 mg/kg Q6W at ESMO IO. These data showed comparable anti-tumor efficacy for the 3 mg/kg Q6W dose schedule compared to the 3 mg/kg Q2W regimen (58.8% DCR at Q6W compared to 64.3% at Q2W).

Ragistomig exhibited a favorable and improved safety profile, with 1/20 Grade 3 or greater liver function test elevations, no treatment discontinuations due to treatment emergent adverse events and no reported cytokine release syndrome. Overall immune cell activity was consistent between the Q6W and Q2W dosing. Immune cell pharmacodynamics with the Q’6W dosing demonstrated expansion of effector memory and CD8-positive T cells, with attenuated Treg expansion, indicating durable immune engagement. The data highlight the completion of the ongoing 5 mg/kg Q6W dosing cohort and planned evaluation of ragistomig in future combination studies.

Clinical Development Plan

Our partner ABL Bio is conducting a Phase 1b study to evaluate the safety and efficacy of 3 mg/kg and 5 mg/kg Q6W ragistomig. Once the monotherapy dose determined, the plan is to explore the combination therapy in appropriate tumor types for further development.

Competitive Landscape

We believe ragistomig, if approved, will primarily compete against other PD-L1 x 4-1BB bispecific antibodies and secondarily against therapeutic immunotherapy options designed for cancers that are refractory to have relapsed after PD-(L)1 treatment. There are currently no approved or marketed therapies utilizing the PD-L1 x 4-1BB pathway. However, there are competing molecules within the class currently undergoing clinical development. Of note, Genmab, the sponsor of acasunlimab, has terminated development of this asset due to business and strategic decisions.

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

Supported by the results of the Phase 1 trial, Phase 2 trials are further evaluating the efficacy and safety of uliledlimab in combination with checkpoint inhibitors in Stage IV NSCLC and other select tumor types. The Phase 2 cohort data of uliledlimab in combination with toripalimab (TUOYI®), a programmed cell death protein (PD-1) inhibitor, in patients with Stage IV NSCLC were presented in June 2023 at the 2023 ASCO annual meeting. Results from an ongoing Phase 2 trial of uliledlimab in combination with toripalimab showed a favorable safety profile and an objective response rate of 63% (10/16) in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1%. In the overall population regardless of CD73 and PD-L1 expression, the ORR was 31% (21/67).

Molecular Differentiation of Uliledlimab

Extracellular AMP can be generated from adenosine triphosphate, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways, all of which converge to CD73 as a rate-limiting enzyme to generate adenosine. Thus, the CD73 antibody may block adenosine generation more completely than other upstream targets in the adenosine pathway. The key advantages of uliledlimab when compared with other CD73 antibodies or small molecule inhibitors can be summarized as follows: (1) uliledlimab exhibits a typical dose-response curve without the “hook effect” to achieve the complete inhibition of both soluble and surface-bound CD73; and (2) uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates such as AMP, which may occur with small-molecule competitive blockers that target the AMP binding site on CD73. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.

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

In preclinical studies, AMP inhibits interferon-gamma (“IFN-γ”) production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor micro-environment where AMP is abundantly produced. However, this suppression can be reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73 high human ovarian cell line SK-OV-3 and human T cells were co-cultured, the addition of uliledlimab restored T cell activity as measured by IFN-γ production in a concentration-dependent manner. In addition to the reversal of AMP-mediated T cell suppression, uliledlimab treatment activates human B cells, as evidenced by the up-regulation of activation markers CD69 and CD83, as well as antigen presentation markers CD86 and HLA-DR. Compared with T cells, the effects of uliledlimab on B cells were adenosine independent.

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

As of April 14, 2023, 70 patients had been enrolled in the Phase 1b/2 cohort of uliledlimab and PD-1 combination therapy for patients with Stage IV NSCLC who were ineligible for or refused chemotherapy. Early results from an ongoing Phase 2 trial of uliledlimab in combination with toripalimab, a PD-1 inhibitor, showed a favorable safety profile and an objective response rate of 63% (10/16) in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1%. In the overall population regardless of CD73 and PD-L1 expression, the ORR was 31% (21/67).

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

Competitive Landscape

We believe uliledlimab, if approved, would potentially compete with other CD73 antibodies in development. The most advanced CD73 antibody currently in clinical development is oleclumab (MEDI-9447) sponsored by AstraZeneca, which has initiated a Phase 3, double-blinded, placebo-controlled, randomized trial of durvalumab plus oleclumab in patients with locally advanced (Stage III), unresectable NSCLC who have not progressed following definitive, platinum-based concurrent chemoradiation therapy (PACIFIC 9). Arcus Biosciences has also reported results in their Phase 1b/2 trial of quemliclustat, a small molecule CD73 inhibitor, in combination with zimberelimab plus chemotherapy in patients with treatment naïve pancreatic cancer. Drebuxelimab, also known as AK119 (from

AkesoBio) is in a Phase 1b/2 study in combination with ivonescimab, a PD-1/VEGF bispecific, for the treatment of advanced solid tumors.

Licensing and Collaboration Arrangements

A. Licensing Arrangements

On October 14, 2025, in connection with the Series A Subscription Agreement, we, through Visara, entered into an assignment and assumption agreement with AffaMed pursuant to which AffaMed assigned certain rights to develop, commercialize and otherwise exploit VIS-101 to Visara in countries worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea and India under the existing exclusive license agreement dated November 6, 2021 between AffaMed and AskGene. As consideration for the assignment, Visara paid $5.0 million in cash and issued 16,150,000 shares of its Series A preferred stock pursuant to the Series A Subscription Agreement to AffaMed. AffaMed is an affiliate of CBC Group, one of our principal shareholders. See Note 17 – Related Party Balances and Transactions for details regarding our related party relationship and transactions.

On October 15, 2025, we, through Visara, entered into an licensing agreement with AskGene for an exclusive royalty-bearing license to develop VIS-101 in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Asian Territories”) for an upfront payment in the amount of $7.0 million and reimbursement of certain costs incurred in connection with AskGene’s ongoing Phase 2a study and long-term toxicology study of VIS-101 up to an aggregate amount of RMB 24 million. On October 28, 2025, Visara assigned its rights in the Asian Territories to Everest for an upfront payment in the amount $7.0 million and assumption of all payment obligations under the license agreement between Visara and AskGene. For the year ended December 31, 2025, there was no impact to our consolidated statements of comprehensive loss resulting from the aforementioned transactions because the assignment of the license to Everest was contemplated as part of the overall transaction structure at the time the October 15, 2025 AskGene exclusive license agreement was executed. Everest, an affiliate of CBC Group, and CBC Group are two of our principal shareholders. See Note 17 – Related Party Balances and Transactions for details regarding our related party relationship and transactions.

B. Collaboration Arrangements

In July 2018, we entered into a collaboration agreement with ABL Bio (as amended, the “ABL Bio Collaboration Agreement”), which has been subsequently amended, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China, South Korea and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the ABL Bio Collaboration Agreement. The ABL Bio Collaboration Agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate the agreement and will no longer have the right to develop the licensed product. Following the divestiture of our Greater China assets and business operations and as of the date of this annual report, our rights in the ABL Bio Collaboration Agreement are limited to a 50/50 split for worldwide rights excluding Greater China and South Korea.

In November 2018, we entered into collaboration agreements with Tracon, whereby we and Tracon agreed to (i) co-develop our proprietary CD73 antibody, TJD5, and (ii) collaborate to co-develop up to five bispecific antibodies (together, the “Tracon Collaboration Agreements”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to the Tracon Collaboration Agreements. In February 2021, we sent Tracon a notice to terminate the agreement we entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of $9.0 million owing to Tracon. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and therefore Tracon has no rights to share any future economics with us. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by NovaBridge. The remainder of the Tracon Collaboration Agreements were subsequently terminated and the financial impacts of the transaction were allocated to discontinued operations for the periods presented.

In June 2024, we entered into a clinical trial collaboration and supply agreement (the “BMS Collaboration Agreement”) with Bristol-Myers Squibb Company (“BMS”) to evaluate our novel bispecific antibody, givastomig, targeting Claudin18.2 x 4-1BB in clinical trials, in combination with BMS’s anti-PD-1 monoclonal antibody product known as OPDIVO® (nivolumab). Under the terms of the BMS Collaboration Agreement, we will be responsible for sponsoring and conducting, at our own cost, a multi-national Phase 1 trial of givastomig in combination with nivolumab. BMS will manufacture and supply a sufficient amount of nivolumab to us solely for the conduct of the combination therapy at no charge to us. Under the BMS Collaboration Agreement, BMS grants to us a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to use nivolumab in research and development solely to the extent necessary to conduct the combination therapy, seek regulatory approval for, and upon such regulatory approval, market and promote givastomig for use in the combination therapy with nivolumab. We grant to BMS a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to seek regulatory approval for, and upon such regulatory approval, market and promote nivolumab in the combination therapy with givastomig.

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

As of March 24, 2026 our owned, co-owned or controlled patent portfolio consists of (i) 83 issued patents, including nine issued in the United States, 74 issued in other jurisdictions; and (ii) 72 pending patent applications, including three pending PCT patent applications, 15 pending U.S. patent applications, and 54 patent applications in other jurisdictions. Our owned, co-owned or controlled patents and patent applications primarily relate to the drug candidates in our Global portfolio, including VIS-101 after the Series A financing of Visara.

•
Givastomig - As of March 24, 2026, we co-owned four PCT patent applications with ABL Bio, two of which have entered national phases including in Europe, the United States, and additional jurisdictions and eight provisional patent applications. We expect that any patent that may issue under these applications will expire between 2040 and 2047, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
VIS-101 - As of March 24, 2026, we co-owned one PCT application with AskGene Pharma, Inc., and controlled four U.S. patents and 2 U.S. patent applications, two Chinese patents and two European patent applications. We expect that any patent that may issue under these applications will expire between 2040 and 2045, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
Uliledlimab - As of March 24, 2026, we owned three PCT patent applications, all of which have entered national phases including in Europe, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2038 and 2043, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
•
Ragistomig - As of March 24, 2026, we co-owned two PCT patent applications with ABL Bio, both of which have entered national phases including Europe, the United States, and additional jurisdictions. We expect that any patent that may issue under these applications will expire between 2039 and 2044, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, the patent term of a utility patent is 20 years from the earliest filing date of a non-provisional patent application.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information in part by executing confidentiality agreements with our partners, collaborators, scientific advisors, employees, consultants and other third parties, and invention assignment agreements with our consultants and employees. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. If any of the partners, collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result.

Additionally, as of March 24, 2026, in connection with our new name and the establishment of Visara, we filed trademark applications related to our new company names and logos, including four in the U.S., four in Europe, five in Hong Kong, and 10 in the PRC; and 15 domain names, including nine that are related to our new company name.

For more information on these and other risks related to intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property.”

Environmental, Health and Safety Matters

In August 2021, we established an environmental, social and governance (“ESG”) committee. The ESG committee consists of one independent director and one director, Mr. Chun Kwok Alan Au and Dr. Xi-Yong (Sean) Fu, respectively. Mr. Chun Kwok Alan Au chairs the committee. As the oversight body for our ESG practices, the ESG committee is responsible for supervising our ESG strategies, policies, long-term sustainability objectives and risks.

We are required to comply with environmental laws and regulations applicable to our operations. With the current state of business operations, we believe we have no significant environmental impact due to no large-scale manufacturing operations. We also provide employee training and prepare standard operation procedures and contingency plans for potential environmental, health and safety incidents.

Safety and health are the foundation of our operational activities. We created a comprehensive internal safety management system to ensure compliance, strengthen risk assessment and management. We offer standard operating procedures to ensure employees are aware of any potential hazards, including providing emergency training, treatment facilities, and personal protection equipment to all employees.

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China, and “investment activities” include the following activities: (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) investments in other means as provided by the laws, administrative regulations or the State Council.

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

Furthermore, PRC-based investments by foreign investors are currently regulated by the Special Management Measures (Negative List) for the Access of Foreign Investment (2024) issued on September 6, 2024 and effective from November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2025 Version) issued on December 15, 2025 and effective from February 1, 2026. According to the aforesaid catalogue and management measures, foreign-invested industries fall into four categories, namely, “encouraged”, “permitted”, “restricted” and “prohibited” and certain ownership requirements, requirements for senior executives and other special management measures should apply to foreign investors with regard to the access of foreign investments in certain categories.

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

M&A Rules

According to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors jointly issued by the Ministry of Commerce, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce (now known as the State Administration for Market Regulation), the China Securities Regulatory Commission and SAFE on August 8, 2006 and amended by the Ministry of Commerce on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription that increases the registered capital of non-foreign-invested enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested enterprises, or (iii) the purchase of the assets of non-foreign-invested enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case by foreign investors, is subject to the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors. Particularly, application should be made for examination and approval of the acquisition of any company in China affiliated with a domestic company, enterprise or natural person, which is made in the name of an oversea company established or controlled by such domestic company, enterprise or natural person.

PRC Drug Regulation

The Drug Administration Law of the PRC promulgated by the Standing Committee of the National People’s Congress on September 20, 1984 and effective from July 1, 1985 and amended on February 28, 2001, December 28, 2013, April 24, 2015 and August 26, 2019, respectively, and the Implementing Measures of the Drug Administration Law promulgated by the State Council on August 4, 2002 and effective from September 15, 2002 and amended on February 6, 2016, March 2, 2019, December 6, 2024 and January 16, 2026, respectively, have jointly established the legal framework for the administration of pharmaceutical products in China, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products, which regulates and provides for a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Implementing Measures of the Drug Administration Law, on the other hand, provides detailed implementation regulations for the Drug Administration Law.

The amendment to the Drug Administration Law in 2019 brought a series of changes to the drug supervision and administration system, including the clarification of the drug marketing authorization holder system, pursuant to which the marketing authorization holder should assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The amendment also stipulates that the State supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and multi-targeted, systematic regulatory and intervention functions on the human body and promotes the technological advancement of drugs.

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

During the new drug application stage, depending on the characteristics of the drug and the corresponding conditions, applicants may apply for adoption of special procedures, including the Priority Review Procedure and the Special Review Procedure. Such procedures may be applied for innovative drugs for severe infectious diseases or rare diseases, breakthrough drugs and other eligible drugs stipulated in the Administrative Measures for Drug Registration. Extra policy support, including a shortened review period, may be given to applicants in such special procedures.

Marketing Authorization Holder System

Pursuant to the Drug Administration Law, under the drug marketing authorization holder mechanism, an enterprise or a research and development institution that has obtained a drug registration certificate is eligible to be a drug marketing authorization holder. The drug marketing authorization holder should be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the Drug Administration Law. The drug marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for sales, importation, shipping and storage businesses. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license, and the transferee should have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.

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

Patents

Pursuant to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984,as amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, the latest revision of which became effective on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC promulgated by the State Council on June 15, 2001, as amended on December 28, 2002, January 9, 2010 and December 11, 2023, the latest revision of which became effective on January 20, 2024, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, patents relating to utility models are effective for ten years, and patents relating to designs are effective for fifteen years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that if there is more than one person who files a patent application for the same invention, a patent will be granted to the person who files the application first.

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

Meanwhile, the Patent Law implements a “compensation for patent term” measure. In the event that an invention patent is granted after the fourth anniversary of the date of application and the third anniversary of the date of the request for substantive examination, the Patent Administration Department of the State Council should, at the request of the patentee, provide the compensation for patent term for the unreasonable delay in the process of granting the patent, except for the unreasonable delay caused by the applicant. In particular, in order to compensate the time taken for the review and approval of new drugs, if the new drug-related invention patents are approved for marketing in China, the Patent Administration Department of the State Council should provide the compensation for patent term to the patentee for the duration of patent rights at the request of the patentee. The compensation for patent term should not exceed five years, and the total effective patent right period after the new drug is approved for marketing should not exceed fourteen years.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offenses such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner or an interested party who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with the patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement should be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods should be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Medical Patent Compulsory License

According to the PRC Patent Law, for the purpose of public health, the CNIPA may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under international treaties to which the PRC has acceded.

Trade Secrets

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and amended on November 4, 2017, April 23, 2019 and June 27, 2025, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by (i) obtaining the trade secrets from the legal owners or holders by any unfair methods, such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i), (iii) disclosing, using or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence, or (iv) instigating, inducing or assisting others to disclose, use or permit others to use the trade secrets, in violation of any contractual agreements or any requirement of the legal owners or holders to keep such trade secret in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may terminate any illegal activities and impose fines on the infringing parties.

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

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles on July 4, 2014, which requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests as a “special purpose vehicle” as defined therein. The aforementioned circular further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle. Failure to comply with the SAFE registration requirements under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles could result in liabilities under PRC law for evasion of foreign exchange controls. The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment provides that local banks, instead of the SAFE, can directly handle the initial foreign exchange registration and amendment registration under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles.

On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use should be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank should perform ex-post sampling in accordance with the requirements.

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

On February 22, 2023, the CAC promulgated the Measures on Standard Contracts for Outbound Transfer of Personal Information, which became effective on June 1, 2023 and provided that personal information processors that carry out personal information outbound transfer activities by way of entering into standard contracts shall comply with certain conditions and file the standard contracts with the provincial cyberspace administrations.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows, which became effective on the same day and further adjusted the scope and procedures applicable to the mechanisms of security assessment and filing of standard contracts and provided exemption conditions. Pursuant to the Provisions on Promoting and Regulating Cross-Border Data Flows, if a data processor transfers data out of China and falls within any of the following circumstances, security assessment shall apply: (i) a critical information infrastructure operator provides personal information or important data out of China, or (ii) a data processor other than a critical information infrastructure operator provides important data out of China, or provides personal information (excluding sensitive personal information) of more than 1 million individuals or sensitive personal information of more than 10,000 individuals out of China cumulatively from January 1 of the current year. However, the data processor will not be required to apply for such security assessment if certain exemption conditions are met.

Other PRC National- and Provincial-Level Laws and Regulations

We are subject to changes to many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business, including the regulations governing the confidentiality of patients’ medical information and setting forth the circumstances under which the patients’ medical information may be released for inclusion in our databases, or released by us to third parties, which may become more restrictive in the future.

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

U.S. Regulation

Government Regulation and Product Approval in the United States

The FDA and other regulatory authorities in the United States at federal, state and local levels extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drug and biological products. Along with third-party contractors, we are required to navigate the various preclinical, clinical and commercial approval requirements of the governing U.S. regulatory agencies if we wish to conduct studies or seek approval or licensure of our drug candidates. Drug and biological products must be approved by a regulator before they are commercialized in the countries in which we operate. The processes for obtaining regulatory approvals in the United States, along with subsequent compliance with applicable laws and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Government policies may change and additional government regulations may be enacted that could prevent or delay further development or regulatory approval of any of our drug candidates or anticipated manufacturing processes, disease indications or labeling. We cannot predict the likelihood, nature or extent of government regulation that might arise from future legislative or administrative action.

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

Biologics are also subject to other federal, state and local statutes and regulations. The failure to comply with applicable statutory and regulatory requirements at any time during the product development process, approval process or after approval may subject a sponsor or applicant to administrative or judicial enforcement actions. These actions could include the suspension or termination of clinical trials by the FDA, the FDA’s refusal to approve pending applications or supplemental applications, withdrawal of an approval, “Warning Letters” (official messages from the FDA to a manufacturer or other organization that it has violated some rule in a federally regulated activity) or “Untitled Letters” (initial correspondences from the FDA with a regulated industry that cite violations that do not meet the threshold of regulatory significance for a Warning Letter and request correction of the violation), product recalls, product seizures, total or partial suspension of production or distribution, import detention, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA, the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a biologic in the United States typically must undertake the following:

•
completion of non-clinical laboratory tests and animal studies performed in accordance with the FDA’s Good Laboratory Practice regulations;
•
submission to the FDA of an application for an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
•
manufacture, labeling and distribution of an investigational drug in compliance with the FDA’s current Good Manufacturing Practice requirements;
•
approval by an independent institutional review board or ethics committee at each clinical site before each clinical trial may be initiated;
•
performance of adequate and well-controlled human clinical trials in accordance with the FDA’s current Good Clinical Practices requirements, to establish the safety, purity and potency of the proposed biological drug candidate for its intended purpose;
•
preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials requesting marketing approval for one or more proposed indications;
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
•
obtaining FDA review and approval of the biologics license application to permit commercial marketing of the licensed biologic for particular indications for use in the United States; and

•
compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”), and the potential requirement to conduct post-approval studies.

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

Concurrently with clinical trials, companies often complete additional animal studies, and develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with requirements of Good Manufacturing Practice. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity and potency of the final drug. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

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

During the approval process, the FDA will determine whether a REMS is necessary to ensure the safe use of the biologic. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes that a REMS is needed, the BLA sponsor must submit a proposed REMS and the FDA will not approve the BLA without a REMS that the agency has determined is acceptable.

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
•
permanent injunctions and consent decrees, including the imposition of civil or criminal penalties; or
•
recall ordered by the FDA or voluntary product recall.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA’s regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the Internet and social media. Promotional claims relating to a product’s safety or effectiveness are prohibited before the drug is approved. After approval, a product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. Rather, manufacturers are permitted to market and promote their products exclusively for the indications for which they have been approved. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in non-promotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

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

Healthcare Reform

In the United States there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality and expand access to care that have significantly affected the pharmaceutical industry. For example, the ACA, as amended by the Health Care and Education Reconciliation Act of 2010 in March 2010, substantially changing the way healthcare is financed by both governmental and private insurers and significantly impacting the U.S. pharmaceutical industry. Since its enactment, there have been congressional, judicial, and executive challenges and amendments to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on August 16, 2022, the IRA was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges or additional health reform measures of the second Trump administration will impact the ACA and our business. Another area of increased legislative and regulatory focus in the United States is private equity investment in healthcare companies. Various efforts by the CMS, congress, and state legislators have proposed reforms intended to increase ownership disclosure and transparency by private equity-backed healthcare companies due to their perceived role in rising healthcare costs. This continued congressional scrutiny may result in the passage of legislation or promulgation of regulations that could require disclosure of financial and ownership information to the federal government as a condition of participation in federal healthcare programs.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing; reduce the cost of prescription drugs under Medicare; review the relationship between pricing and manufacturer patient programs; and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (i) directs the Secretary of the HHS to negotiate through the Medicare Drug Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to effect progressively in fiscal year 2023 although the Medicare Drug Price Negotiation Program is currently subject to legal challenge. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs, which became effective on January 1, 2026. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation with agreements signed on March 14, 2025 and negotiated prices effective in 2027. On January 27, 2026, 15 drugs were selected for the third negotiation cycle (effective 2028). Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

Additionally, in July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law. The OBBBA implements spending cuts to certain federal healthcare programs, including Medicaid and the ACA. The OBBBA amends certain provisions of the IRA, including those related to exclusion from negotiation for certain orphan drugs and biologics, but the overall impact of the OBBBA on the IRA remains uncertain and it is unclear how the IRA will be effectuated or further changed under the current administration or the degree of impact that the IRA may ultimately have upon our business, or whether additional drug pricing and other healthcare reform measures will be enacted, and if enacted, what effect they would have on our business. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the U.S. or any other jurisdiction. However, we anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We also expect ongoing legislative and regulatory initiatives to increase pressure on drug pricing. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

Historically, we invested in a manufacturing facility under construction by TJBio Hangzhou and, through our wholly-owned subsidiary, were the largest shareholder of TJBio Hangzhou. In connection with the divestiture of our Greater China assets and business operations, we have transferred most of the equity interests we held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. We may seek to contract with TJBio Hangzhou or other manufacturing facilities to manufacture our drug candidates in the future, which could add to our costs.

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

In this Item 5., unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company,” the “Group” and “NovaBridge” refer to NovaBridge Biosciences (formerly known as I-Mab), a Cayman Islands exempted company, and its consolidated subsidiaries, unless the context otherwise requires. This Item 5 includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this Item 5 appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. For the periods presented in our consolidated financial statements included elsewhere in this Item 5, our reporting currency is U.S dollars. All references in this Item 5 to “$” are to U.S. dollars, and all references to “RMB” are to Renminbi. Tabular amounts are in U.S. dollars in thousands, except for share and per share amounts, unless otherwise noted. This Item 5 contains certain translations of RMB amounts into U.S. dollars. We make no representation that the RMB or U.S. dollar amounts referred to in this Item 5 could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

For a discussion of our results for the year ended December 31, 2024 and period-over-period analysis on results for the year ended December 31, 2024 compared to December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025.

A.
Operating Results

Overview

We are a global biotechnology platform company dedicated to bringing paradigm-shifting innovative treatments to the global markets in an accelerated and capital efficient manner. Since our inception, we have built a track record of identifying and developing novel and highly differentiated therapeutics worldwide. Our core products include givastomig, a novel bsAb simultaneously targeting Claudin 18.2 (“CLDN18.2”), a tumor associated antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells and VIS-101, a biologic targeting VEGF-A and ANG2 for patients with Wet AMD and DME.

Since the commencement of our operations in 2014, we have devoted most of our efforts and financial resources to organizing and staffing our operations, formulating business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical and clinical trials of our drug candidates.

In April 2024, we completed the divesture of our Greater China assets and business operations, including our rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture on April 2, 2024, we no longer own any rights to the Greater China portfolio.

On October 16, 2025, we announced the adoption of a new business model designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. Under this model, we expect to transition into a biotechnology platform company which will establish separate subsidiaries responsible for the development of therapeutically focused assets to enhance oversight, operational focus, and risk management.

We have not generated any revenue from the sales of our products, and as a result, we have incurred net losses since the commencement of our operations to 2014, with the exception of 2020 during which we generated net income primarily attributable to the revenues recognized in connection with the strategic collaboration with AbbVie, which was terminated in 2023. In 2025, 2024 and 2023, our net losses were $88.3 million, $22.2 million and $207.7 million, respectively. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, however, we cannot assure our investors that we will ever generate significant revenue or profits.

Recent Business Developments

Bridge Health

On October 28, 2025, our wholly-owned subsidiary I-Mab Hong Kong acquired 100% ownership of Bridge Health pursuant to an equity purchase agreement. The transaction provides us with the rights worldwide, subject to a bispecific collaboration agreement with ABL Bio, to bispecific and multi-specific applications, including bispecific and multi-specific antibodies and ADCs, based on the CLDN18.2 parental antibody used in givastomig. Pursuant to the equity purchase agreement, we agreed to pay Bridge Health shareholders an upfront payment in the amount of $1.8 million, and are obligated to make non-contingent payments totaling $1.2 million through 2027. In addition, Bridge Health shareholders may also receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones.

Business Model Update and Name Change

On October 16, 2025, we announced the adoption of a new business model designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. Under this model, we expect to transition into a biotechnology platform company which will establish separate subsidiaries responsible for the development of therapeutically focused assets to enhance oversight, operational focus, and risk management. On October 24, 2025, pursuant to shareholder approval at the Extraordinary General Meeting of Shareholders, we changed our name from I-Mab to NovaBridge Biosciences, effective on October 29, 2025. As a result, our ADSs trade on Nasdaq under the new name and a new ticker symbol, “NBP”, effective as of October 30, 2025, replacing the former symbol “IMAB.”

Givastomig

On January 6, 2026, we announced positive updated results from the Phase 1b combination study of givastomig, a Claudin 18.2 (CLDN18.2) x 4-1BB bispecific antibody, in combination with nivolumab and chemotherapy (mFOLFOX6) in patients with HER2-negative, first line (1L) metastatic gastric cancer. An ORR of 77% (20/26) at the 8 mg/kg dose, and 73% (19/26) at the 12 mg/kg dose, confirms and extends positive signals observed in the dose escalation cohorts. The median PFS was 16.9 months and 82% 6-month landmark PFS rate across 8mg and 12mg dose (n=53 evaluable), demonstrating best-in-class potential for givastomig in treatment of 1L HER2-negative, metastatic gastric cancer. Updated Phase 1b data is planned to be communicated in the second half of 2026.

On February 17, 2026, we announced enrollment of the first patient in the global Phase 2 randomized combination study evaluating givastomig, a Claudin 18.2 (CLDN18.2) x 4-1BB bispecific antibody, in combination with nivolumab and chemotherapy (mFOLFOX6) in patients with HER2-negative, 1L metastatic gastric cancer.

On March 16, 2026, we announced that based on a productive Type B meeting with the FDA and receipt of written minutes, NovaBridge understands the FDA to be aligned on givastomig’s potential eligibility for an accelerated approval pathway in 1L Her2-, CLDN 18.2+, PD-L1+ GEC patients, building on positive data from the Phase 1b combination trial. We intend to initiate a registrational Phase 3 trial, in combination with immunochemotherapy, as early as Q4 2026, using ORR as a primary endpoint for accelerated approval, with the final study design details to be discussed with the FDA. We believe this will position givastomig to be potential first-in-class 1L Claudin 18.2 therapeutic in Her-2 negative, Claudin 18.2 positive, PD-L1-positive GEC.

Visara / VIS-101

To expand our pipeline beyond oncology and into the field of ophthalmology, we have licensed-in the rights to develop, commercialize and otherwise exploit VIS-101, formerly known as AM712 or ASKG712, in all countries and territories worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the PRC, Taiwan, Macau, Hong Kong, Korea, and India.

To facilitate the VIS-101 in-license transaction, we established Visara, Inc. (“Visara”), initially as a wholly-owned subsidiary, which has subsequently become a company jointly owned by us and AffaMed pursuant to the Series A Subscription Agreement entered into on October 14, 2025. Under the Series A Subscription Agreement, we subscribed to 35,000,000 shares of Series A preferred stock of Visara for an aggregate purchase price of approximately $37.0 million, and AffaMed subscribed to 16,150,000 shares of Series A preferred stock. AffaMed’s subscription was made in exchange for the assignment of certain rights, title, and interest related to VIS-101. In connection with the assignment of these rights, Visara made an upfront payment to AffaMed in the amount of $5.0 million. AffaMed is an affiliate of CBC Group, one of our principal shareholders.

Visara is led by Emmett T. Cunningham, Jr., MD, PhD, MPH, Co-founder and Executive Chairman. Dr. Cunningham has been a physician, innovator, entrepreneur, and investor for more than 25 years, formerly serving as Senior Managing Director at Blackstone Group L.P. and Managing Director at Clarus Ventures, LLC. Dr. Cunningham is an ophthalmologist specializing in infectious and inflammatory eye disease with over 450 co-authored publications.

On October 15, 2025, Visara entered into a license agreement with AskGene for an exclusive royalty-bearing license to develop VIS-101, in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Asian Territories”) for an upfront payment in the amount of $7.0 million and reimbursement of certain costs incurred in connection with AskGene’s ongoing Phase 2a study and long-term toxicology study of VIS-101 up to an aggregate amount of RMB 24 million. On October 28, 2025, Visara assigned its rights in the Asian Territories to Everest for an upfront payment in the amount of $7.0 million and assumption of all payment obligations under the license agreement between Visara and AskGene. Everest, an affiliate of CBC Group, and CBC Group are two of our principal shareholders.

On November 20, 2025, Visara appointed Cadmus C. Rich, MD, MBA, as Chief Medical Officer (“CMO”). Prior to joining Visara, Dr. Rich previously served as CMO for Lassen Therapeutics and Aura Biosciences. Prior to Aura, Dr. Rich has held progressive positions in Ophthalmology R&D including Medical Director/Senior Director at IQVIA, Inc. (Quintiles), Head of Clinical Trial Management at Alcon, Therapeutic Unit Head for Intraocular Lens R&D at Alcon and VP, Clinical Development and Medical Affairs for Inotek Pharmaceuticals. In these roles he actively participated in the product development of over 40 Drugs/Device programs (including the approval of five drugs and five devices in the US and other global regions) and has led or participated in over 125 clinical trials.

On November 20, 2025, Visara appointed Carlos Quezada-Ruiz MD, FASRS, as Chairman of its Scientific Advisory Board (SAB). Dr. Quezada-Ruiz is a retina specialist and clinical scientist who has played a pivotal role in the development of novel therapies for retinal disease including the global regulatory filings and approvals of VABYSMO® for wet AMD. He currently serves as CMO for Alkeus Pharmaceuticals and Assistant Professor of Ophthalmology at the Instituto de Oftalmología Fundación Conde de Valenciana in Mexico City, and Chairman of the Scientific Committee of the Mexican Retina Society.

On December 22, 2025, Visara completed a one-for-one thousand (1:1,000) reverse stock split of its Series A preferred stock. Pursuant to the reverse stock split, we now hold 35,000 shares of Visara’s Series A preferred stock.

On March 9, 2026, Visara announced positive topline results from the Phase 2a study of VIS-101, including: mean improvement in BCVA exceeded 10 Early Treatment of Diabetic Retinopathy Study (ETDRS) letters; median central subfield thickness (CST) reduction is 100-150 mm and potential best-in-class durability was demonstrated by approximately two thirds of patients remaining retreatment-free at 4 months and close to half of patients being retreatment-free at 6 months. Additionally, favorable safety and no dose limited toxicity were observed during the course of the Phase 2a study. Visara plans to initiate a dose-determining Phase 2b study in the second half of this year, followed by a global Phase 3 program to start in 2027.

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

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our drug candidates through our network of global partnerships and alliances. As we have not obtained marketing approval for or commercialized a drug candidate, our revenues at the current stage are primarily subject to the availability of payments from granting licenses to research, develop and otherwise exploit certain of our drug candidates, and supply of the investigational products thereof, which primarily contributed to our revenues in 2023. See “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration Arrangements” for more information on the existing out-licensing arrangements.

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

Our Ability to Commercialize Our Drug Candidates

Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the applicable health authority. Currently, our pipeline consists of four clinical stage drug candidates. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of our drug candidates after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidates, if ever. See “Item 4. Information on the Company—B. Business Overview—Our Drug Pipeline” for more information on the development status of our various drug candidates.

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

On April 2, 2024, we completed the divestiture of our Greater China assets and business operations, including our rights to the Greater China portfolio, to TJ Biopharma for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture on April 2, 2024, we do not own any rights to the Greater China portfolio, including the Greater China rights for uliledlimab, lemzoparlimab, and givastomig. We no longer bear future development costs of our Greater China assets and business operations.

As a result of the divestiture of our Greater China assets and business operations, we have ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results from the second quarter of 2024 onwards.

The Establishment of Visara and Acquisition of Bridge Health

On September 24, 2025, we established Visara to facilitate the expansion into the field of ophthalmology. On October 14, 2025, we entered into a Series A Subscription Agreement with Visara and AffaMed, pursuant to which we subscribed to 35,000,000 shares of Visara Series A preferred stock for aggregate purchase price of approximately $37.0 million and AffaMed subscribed to 16,150,000 shares of Visara Series A preferred stock in exchange for $5.0 million in cash consideration and ex-China Rights to VIS-101 (together the “Series A Financing”). The Series A Financing was intended to capitalize Visara to support the continued development of VIS-101. As a result of the transaction, we consolidated Visara in our consolidated financial statements. The acquired ex-China Rights to VIS-101 were accounted for as in-process research and development (“IPR&D”) asset and expensed as research and development expenses. AffaMed’s ownership interest in Visara is reflected as a redeemable noncontrolling interest. AffaMed is an affiliate of CBC Group, one of our principal shareholders.

On October 28, 2025, our wholly-owned subsidiary, I-Mab Hong Kong acquired 100% ownership of Bridge Health pursuant to an equity purchase agreement. The transaction was accounted for as an asset acquisition and the acquired IPR&D asset were expensed as research and development expenses.

Key Components of Results of Operations

The following results of operations relate to continuing operations.

Revenues

We did not generate any revenue for the years ended December 31, 2025 and 2024. For the year ended December 31, 2023, we generated revenue of $0.6 million from collaboration arrangements with AbbVie, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug candidates.

Research and Development Expenses

Research and development expenses primarily consist of: (i) fees associated with the exclusive development rights of our in-licensed drug candidates, (ii) salaries and related benefit costs, including share-based compensation for personnel engaged in research and development activities, (iii) fees and other costs for services provided by CROs, investigators and clinical trial sites that conduct our clinical studies, and (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses.

Our current research and development activities primarily relate to the clinical development of the following investigational drugs:

•
Givastomig, a bispecific antibody targeting CLDN18.2-positive tumor cells, that conditionally activates T cells via 4-1BB in the tumor microenvironment, with potential CLDN18.2 specificity even in tumors with low levels of CLDN18.2 expression;
•
VIS-101, a biologic targeting VEGF-A and ANG2 for patients with Wet AMD and DME; and
•
Ragistomig, a bispecific, Fc-silent, antibody designed to provide anti-PD-L1 activity and conditional 4-1BB-driven T-cell activation in the tumor microenvironment.

Additionally, we have in the past and may in the future develop uliledlimab, a monoclonal antibody designed to target CD73, the rate-limiting enzyme critical for adenosine-driven immunosuppression in the tumor microenvironment. In connection with our January

2025 strategic reprioritization of resources, we have paused internal development of uliledlimab while we await further data from TJ Biopharma’s ongoing, randomized Phase 2 study combining uliledlimab with a checkpoint inhibitor in China. The results of these studies will help inform any potential future development path of uliledlimab.

We incurred research and development expenses of $62.9 million, $21.8 million and $21.4 million for the years ended December 31, 2025, 2024 and 2023, respectively, representing 66.7%, 42.3% and 43.2% of our total research and development and administrative expenses for the corresponding periods. Research and development expenses for the year ended December 31, 2025 include our acquisition of certain rights, title, and interest related to VIS-101. Our research and development costs may increase period over period as we continue to support and advance the clinical trials of our drug candidates.

Administrative Expense

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2025, 2024 and 2023, our administrative expenses amounted to $31.4 million, $29.7 million and $28.2 million, respectively.

Interest Income

Interest income consists primarily of interest income derived from our money market funds and term deposits.

Other Income (Expenses), Net

Other income (expenses), net consists primarily of recognition of accumulated gain associated with available-for-sale debt securities previously recorded in accumulated other comprehensive loss, change in fair value of equity securities, the settlement of TJ Biopharma repurchase obligations, fair value changes of put right liabilities, net foreign exchange gains (losses), asset impairment loss, incentive payments from our ADS depository bank, rent expenses and sublease income.

Equity In Loss of Affiliates

Equity in loss of affiliates consists primarily of the loss recognized based on our proportionate ownership in TJBio Hangzhou, our unconsolidated investee prior to the equity transfer of our interests in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou.

Redeemable Noncontrolling Interests

Our results of operations include the impact of the redeemable noncontrolling interest (“redeemable NCI”) associated with minority holders in Visara. The redeemable NCI represents the portion of net income or loss attributable to investors who hold a contractual redemption right that is outside of our control. The redeemable NCI was initially recognized at fair value and subsequently adjusted for its share of Visara’s net loss based on the contractual liquidation waterfall in the Series A Subscription Agreement using the Liquidation at Book Value (“HLBV”) method.

Taxation

Cayman Islands

NovaBridge, our holding entity, is incorporated in the Cayman Islands. According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or brought to, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

NovaBridge, our holding entity, holds a business registration and tax file number in Hong Kong. I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, companies registered in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. NovaBridge did not record any income tax expense for the years ended December 31, 2025, 2024 and 2023. For the years ended December 31, 2025, 2024 and 2023, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, NovaBridge and I-Mab Biopharma Hong Kong Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma U.S. Ltd. is incorporated in Maryland and is subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in Maryland and several other states at a blended rate of 3.63%. I-Mab Biopharma U.S. Ltd. has no taxable income for all periods presented and therefore no provision for income taxes is required.

China

I-Mab Tianjin is incorporated in the PRC and is subject to PRC income tax at a rate of 25%. I-Mab Tianjin has no taxable income for all periods presented, therefore, no provision for income taxes is required.

Bridge Health is incorporated in the PRC and is subject to PRC income tax at a rate of 25% (applicable to the preferential income tax rate of 5% as a small and micro enterprises on the portion of its taxable income not exceeding RMB 3,000,000). Bridge Health has no taxable income for all periods presented, therefore, no provision for income taxes is required.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the future based on the assessment as of December 31, 2025. Therefore, we have provided full valuation allowances for the deferred tax assets as of December 31, 2025, 2024 and 2023.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, 2024 and 2023, we did not have any significant unrecognized uncertain tax positions.

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

	For the Year Ended December 31,
	2025	2024	2023

Revenues
Licensing and collaboration revenue	$—	$—	$632
Total revenues	—	—	632
Expenses
Research and development expenses (including amounts with related parties of $47,071, $0, and $0, respectively - Note 17)	(62,905)	(21,770)	(21,448)
Administrative expenses (including amounts with related parties of $2,600, $239, and $0, respectively - Note 17)	(31,364)	(29,656)	(28,160)
Impairment of goodwill	—	—	(23,041)
Total expenses	(94,269)	(51,426)	(72,649)
Loss from operations	(94,269)	(51,426)	(72,017)
Interest income	7,611	7,486	9,294
Other expenses, net	(1,682)	(4,718)	(8,090)
Equity in loss of affiliates	—	(1,038)	(11,404)
Loss from continuing operations before income tax expense	(88,340)	(49,696)	(82,217)
Income tax expense	—	—	—
Loss from continuing operations	$(88,340)	$(49,696)	$(82,217)

Discontinued operations:
Loss from operations of discontinued operations	$—	$(6,898)	$(125,512)
Income tax expense	—	—	—
Gain on sale of discontinued operations	—	34,364	—
Gain (loss) from discontinued operations	$—	$27,466	$(125,512)

Net loss	$(88,340)	$(22,230)	$(207,729)
Net loss attributable to noncontrolling interests	(42,071)	—	—
Net loss attributable to NovaBridge	$(46,269)	$(22,230)	$(207,729)

Other comprehensive income (loss):
Net loss	$(88,340)	$(22,230)	$(207,729)
Unrealized loss on available-for-sale debt securities, net of tax	11,580	(8,168)	—
Reclassification of accumulated gains on available-for-sale debt securities to earnings	(3,412)	—	—
Foreign currency translation adjustments, net of tax	(6)	1,781	5,605
Total comprehensive loss	$(80,178)	$(28,617)	$(202,124)
Comprehensive income attributable to noncontrolling interests	(42,071)	—	—
Comprehensive income attributable to NovaBridge	$(38,107)	$(28,617)	$(202,124)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

We did not generate any revenue for the years ended December 31, 2025 and 2024.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2025		2024
Direct clinical development expenses	4,840	7.7%	8,621	39.6%
Employee-related expenses	6,029	9.6%	8,625	39.6%
Other research and development expenses	52,036	82.7%	4,524	20.8%
Total	$62,905	100.0%	$21,770	100.0%

Our research and development expenses increased by $41.1 million, or 189.0%, from $21.8 million for the year ended December 31, 2024 to $62.9 million for the year ended December 31, 2025, primarily attributable to the recognition of IPR&D expenses related to the acquisition of VIS-101 through the Visara transaction and the Bridge Health asset acquisition, partially offset by reimbursements recognized under an existing collaboration agreement and lower employee benefit and compensation expenses resulting from a lower headcount.

Administrative Expenses

Our administrative expenses increased by $1.7 million, or 5.8%, from $29.7 million for the year ended December 31, 2024 to $31.4 million for the year ended December 31, 2025, primarily attributable to a higher employee share-based compensation expense related to the market and service-based awards, as well as an increased professional service expenses in the current period, partially offset by lower legal expenses and reduced employee benefit and compensation expenses resulting from a lower headcount. The employee share-based compensation expense during the year ended December 31, 2024 included forfeitures in connection with the divestiture of our Greater China assets and business operations.

Interest Income

We recorded interest income of $7.6 million and $7.5 million for the years ended December 31, 2025 and 2024, respectively. The increase for the year ended December 31, 2025 was primarily attributable to slightly higher average investable cash balances.

Other Income (Expenses), Net

We recorded other expenses of $1.7 million and $4.7 million for the years ended December 31, 2025 and 2024, respectively. The change was primarily attributable to the settlement of repurchase obligations associated with the TJ Biopharma redemptions in the prior period, smaller impacts from foreign exchange losses recognized in 2025, and recognition of accumulated gain associated with the available-for-sale-debt securities, partially offset by the changes in fair value and extinguishment of put right liabilities, as well as fair value changes in our equity securities.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of $1.0 million for the year ended December 31, 2024 and no related loss for the year ended December 31, 2025. The decrease was driven by no further recognition of allocated losses from our unconsolidated investee, as the investee no longer qualified for equity method accounting.

Net Loss Attributable to Redeemable Noncontrolling Interests

We recorded net loss attributable to redeemable NCI of $42.1 million for the year ended December 31, 2025. The loss represents the allocation of the operating losses incurred by our subsidiary Visara for the year ended December 31, 2025 to noncontrolling interests based on the liquidation preferences associated with the Series A Subscription Agreement. The allocation reduced the carrying value of the redeemable NCI to zero in our consolidated balance sheets as of December 31, 2025. There was no noncontrolling interest for the year ended December 31, 2024.

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

Revenue Recognition

We adopted Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. Consistent with the criteria of ASC 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

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

See Note 13 – Licensing and Collaboration Arrangements of our consolidated financial statements included elsewhere in this annual report for a further discussion of our licensing and collaboration revenues.

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

The unrealized gains and losses of the investment in available-for-sale debt securities are included as a component of accumulated other comprehensive loss. For investments in an unrealized loss position, we assess whether we intend to sell the security or will more likely than not be required to sell the security before recovery of the security’s amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value and the impairment is recognized in other income (expense), net in the consolidated statements of comprehensive loss. If the security does not meet the aforementioned intent or requirement to sell criteria, we evaluate whether the decline in fair value is due to credit-related factors. Any impairment due to credit-related losses are recorded as an allowance for credit losses and are included in other income (expense), net in the consolidated statements of comprehensive loss.

Investments in equity securities

We account for certain investments in equity securities without readily determinable fair value at fair value with the assistance of an independent third-party valuation firm. As of December 31, 2025, our equity securities represent investments that were reclassified from available-for-sale debt securities during the year ended December 31, 2025. The valuation methodology applied to the equity securities follows the same backsolve approach that was previously utilized in fair valuing the available-for-sale debt securities, adjusted for impact of the elimination of the unilateral redemption rights. The unrealized gains and losses of the investment in equity securities are included in earnings.

Fair value measurement of put right liabilities

A put right written by us to third-party investors in our affiliate was recorded as a freestanding equity-linked instrument and classified as a put right liability. We determined the fair value of the put right with the assistance of an independent third-party valuation firm. We used the option pricing model (Finnerty model) to estimate the fair value of the put right. The model requires the input of key assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. The significant unobservable inputs used in the option pricing model included spot price, estimated volatility and probability of triggering event for redemption option. The expected term is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable companies for a period with length commensurate to the expected terms of redemption event. The spot price was determined using the income approach with assistance from an independent third-party valuation firm. The significant unobservable inputs used in the income approach include revenue growth rates and discount rates.

Redeemable Noncontrolling Interests

Noncontrolling interests represent the third-party equity interests in the subsidiaries that are not attributable, directly or indirectly, to us. Noncontrolling interests that contain redemption features that are not solely within our control are classified as redeemable NCI. Redeemable NCI are initially recognized at fair value on the issuance date and subsequently adjusted for the NCI holder’s share of income or loss using the HLBV method if the liquidation rights are disproportionate to their relative ownership percentages. We applied significant judgment in estimating the fair value of the redeemable NCI based on the fair value of the IPR&D asset acquired.

Valuation of IPR&D Assets

We engage a third-party valuation specialist to assist in estimating the fair value of IPR&D assets. The valuation process may include market research to assess the commercial potential of the underlying asset, including interviews with key opinion leaders, ophthalmologists and payors for each targeted indication, as well as reviews of published clinical data, market reports and industry data. The fair value of the IPR&D asset may be determined using an income approach-based discounted cash flow model. Significant assumptions may include revenue growth rates derived from uptake curves, patient penetration, and gross-to-net trends, probability of success for each indication, estimated cost of sales, contractual sales and royalty milestones, expected research and development and operating expense percentages, applicable income tax rates, and discount rates derived from a weighted average cost of capital based on a set of comparable companies.

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

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

We have incurred net losses and negative cash flows from our operations for the years ended December 31, 2025, 2024 and 2023. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses from continuing operations of $88.3 million, $49.7 million and $82.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our primary use of cash is to fund our research and development activities. We used $20.6 million, $52.7 million and $72.7 million in cash for our operating activities for the year ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had cash and cash equivalents of $210.6 million and short-term investments of $0.2 million. Our cash and cash equivalents consist primarily of cash held in banks and short term securities. Historically, we have financed our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. We may need to raise additional capital through various potential sources, such as equity and/or debt financings, strategic relationships, potential strategic transactions or out-licensing of our products.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2025	2024	2023
Summary of Consolidated Statements of Cash Flow:
Net cash used in operating activities from continuing operations	$(20,597)	$(52,669)	$(72,697)
Net cash generated from (used in) investing activities from continuing operations	104,965	(136,015)	(15,164)
Net cash generated from (used in) financing activities	57,725	(335)	(8,237)
Net cash used in discontinued operations	—	(53,958)	(73,803)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	276	573	5,197
Net decrease in cash, cash equivalents and restricted cash	$142,369	$(242,404)	$(164,704)
Cash, cash equivalents and restricted cash, beginning of the year	68,263	310,667	475,371
Cash, cash equivalents and restricted cash, end of the year	$210,632	$68,263	$310,667

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

Based on our current operating plan, we believe that our current cash, cash equivalents and short-term investments of $210.8 million will be sufficient to meet our current and anticipated working capital requirements and capital expenditures into the fourth quarter of 2028. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

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

As of December 31, 2025, substantially all of our cash and cash equivalents were denominated in USD and held in U.S. financial institutions. The majority of our cash and cash equivalents is denominated in U.S. dollars and held in the United States.

Operating Activities

Net cash used in operating activities from continuing operations for the year ended December 31, 2025 was $20.6 million. Our net loss was $88.3 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to non-cash items, including $42.1 million of research and development expenses related to the fair value of acquired licensing rights, net of cash paid, $6.0 million of share-based compensation expense, $5.2 million related to the change in fair value of equity securities, and favorable working capital adjustments of $17.1 million, primarily related to an increase in accrued expenses, payables. These items were partially offset by $3.4 million of gain recognized on available-for-sale debt securities.

Net cash used in operating activities from continuing operations for the year ended December 31, 2024 was $52.7 million. Our net loss was $49.7 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash items, including the change in fair value and extinguishment of put right liabilities of $13.9 million and share-based compensation expense of $1.9 million, partially offset by the settlement of TJ Biopharma repurchase obligations expense of $12.4 million.

Investing Activities

Net cash generated from investing activities from continuing operations for the year ended December 31, 2025 was $105.0 million. The net cash increase was primarily attributable to proceeds from disposal of short-term and other investments of $154.9 million, partially offset by $49.7 million cash used in the purchase of short-term and other investments.

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

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2025 was $57.7 million, primarily attributable to net proceeds received from the underwritten offering of our ordinary shares in the third quarter of 2025, partially offset by payments of deferred offering costs.

Net cash used in financing activities for the year ended December 31, 2024 was $0.3 million, attributable to payment for stock repurchases during the period.

Material Cash Requirements

Contractual Obligations

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our operating lease obligations with lease terms ranging from approximately 3 to 6 years, representing a total commitment amount of $3.4 million as of December 31, 2025, as well as fixed quarterly cash payments related to our Bridge Health acquisition totaling $1.2 million, payable in eight equal installments over a 24-month period following the transaction closing.

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were less than $0.1 million for the years ended December 31, 2025 and 2024 and $0.2 million for the year ended December 31, 2023.

Other than those disclosed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

We have entered into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on our ability to meet either short-term or long-term future cash requirements.

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

Collaborations, Licensing and Other Arrangements

We have entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 13 – Licensing and Collaboration Arrangements of our consolidated financial statements included elsewhere in this annual report for additional information on these collaboration arrangements.

Holding Company Structure

We are a holding company with no material operations of its own. We currently conduct our operations primarily through our subsidiaries in the United States and in China through our PRC subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our U.S. and PRC subsidiaries. In the event that we may rely on dividends paid by our PRC subsidiaries, there are certain limitations imposed by debt instruments or PRC laws, rules and regulations. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution” and “Item 3. Key information—D. Risk Factors—General Risks Related to Our ADSs—Because we do not expect to pay dividends in the foreseeable future, our investors must rely on price appreciation of our ADSs for return on their investment.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

DIRECTORS AND EXECUTIVE OFFICERS	AGE	POSITION/TITLE
Wei Fu	43	Executive Chairman of the Board of Directors
Emmett T. Cunningham, Jr. M.D., Ph.D., MMPH	65	Vice Chairman of the Board of Directors
Chun Kwok Alan Au	53	Independent Director
Conor Chia-hung Yang	63	Independent Director
Robert Lenz, M.D., Ph.D.	55	Independent Director
Xin Liu	37	Independent Director
Ian Ying Woo	53	Director
Xi-Yong (Sean) Fu	54	Director and Chief Executive Officer
Sean Wuxiong Cao, Ph. D.	59	Director and Chief Business Development Officer
Phillip Dennis, M.D., Ph.D.	63	Chief Medical Officer
Ming (Kyler) Lei	29	Chief Financial Officer
Liwei (Lorraine) Lin	38	General Counsel
Cong (Claire) Xu	41	SVP, Head of R&D Center of Excellence

Wei Fu has served as a member of the Board of Directors since June 2018. Mr. Fu was appointed Executive Chairman in September 2025, while previously serving as Chairman from July 2024 to September 2025. Mr. Fu also serves as the Chief Executive Officer of CBC Group (previously known as C-Bridge Capital), a healthcare-focused private equity firm, since its founding in April 2014. From 2011 to 2013, Mr. Fu served as the general manager of the investment department at Far East Horizon International (HKEX: 3360), a financial services organization. Mr. Fu served as a partner and the head of the Beijing office of Themes Investment Management Ltd, a private equity firm specializing in healthcare and environmental businesses, from 2010 to 2011. From 2008 to 2010, Mr. Fu worked as an associate director of the private equity department at Standard Chartered Business Consulting (Beijing) Co., Ltd, where he was responsible for private equity investment in relation to infrastructure projects. Mr. Fu was a business analyst at Macquarie Capital (Singapore) Pte. Limited from 2006 to 2008. Mr. Fu currently serves on the board of directors of Everest Medicines Limited (HKEX: 1952), appointed as the director in July 2017 and re-designated as a non-executive director in October 2025. He also serves on the board of directors of several private companies including Abio-X Holdings Limited and AffaMed Therapeutics Limited. Mr. Fu earned a Bachelor’s in Electrical Engineering and Business Administration from Nanyang Technological University in Singapore.

Emmett T. Cunningham, Jr., M.D., Ph.D., MPH, was appointed Vice Chairman of the Board of Directors in February 2026. Dr. Cunningham was Senior Managing Director of The Blackstone Group Inc. (“Blackstone”) from November 2018 to March 2023 after Blackstone acquired Clarus Ventures, a life sciences venture capital firm that he joined at its formation in 2006 and where he served as a Managing Director prior to the acquisition. Prior to joining Clarus Ventures, Dr. Cunningham served as Senior Vice President, Medical Strategy at Eyetech Pharmaceuticals, Inc., where he was part of the leadership team. Prior to that, Dr. Cunningham held various roles at Pfizer Inc. Dr. Cunningham currently serves as Executive Chairman of the board of directors of Visara, Inc., a NovaBridge subsidiary, and several other private life sciences companies. Dr. Cunningham holds an M.D. and an MPH in Epidemiology and Statistics from Johns Hopkins University, and a Ph.D. in Neuroscience from the University of California, San Diego. He completed his residency in ophthalmology at the University of California, San Francisco (UCSF), and additional fellowship training at UCSF, Moorfields Eye Hospital in London, and the Wilmer Eye Institute at the Johns Hopkins University School of Medicine.

Chun Kwok Alan Au has served as our director since January 2020. Mr. Au is the founder of GT Healthcare, a private equity fund focusing on cross border healthcare investments and has served as its managing partner and director of affiliated group companies since September 2015. Previously, from 2011 to 2012, Mr. Au was the head of the Asia Healthcare Investment Banking of Deutsche Bank Group, advising healthcare IPOs and M&A in the region. Prior to that, from 2008 to 2010, Mr. Au served as an investment director at JAFCO Asia Investment Group, responsible for healthcare investments in China. Mr. Au was an investment director at Morningside Group overseeing healthcare investments in Asia and China from 2000 to 2005. Mr. Au has served as a member of the board of directors, and the chairman of the Audit Committee of CSPC Pharmaceutical Group (HKEX: 1093), a leading pharmaceutical group in China, since January 2021. Mr. Au also served as an independent non-executive director of TJ Biopharma since January 2021. He also served as a member of the board of directors of Cellular BioMedicine Group. Mr. Au was a panel member for the Innovation and Technology Fund of the Hong Kong SAR Government from 2014 to 2022. Mr. Au earned a Bachelor’s in Psychology from Chinese University of Hong Kong in 1995 and a Master’s in Management from Columbia Business School in New York in 2007. Mr. Au is a certified public accountant (CPA) in the United States and a chartered financial analyst (CFA). He is a member of the Hong Kong Institute of Financial Analysts and member of the American Institute of Certified Public Accountants.

Robert Lenz, M.D., Ph.D. was appointed to the Board of Directors in August 2025. Dr. Robert Lenz served as the Executive Vice President and Head of Research and Development at Neumora Therapeutics, Inc. (Neumora) from September 2023 to March 2025. Prior to Neumora, he spent over a decade at Amgen Inc. in key leadership roles, including Senior Vice President, Head of Global Development. Earlier in his career, Dr. Lenz held positions of increasing responsibility at Abbott Laboratories, ultimately serving as Divisional Vice President for Neuroscience, Anesthesia, and Psychiatry Development. Throughout his career, Dr. Lenz has overseen the development of multiple medicines through regulatory approval. Dr. Lenz has served as a director and member of the Nominating and Corporate Governance Committee of LB Pharmaceuticals Inc. (Nasdaq: LBRX) since March 2026. Dr. Lenz earned his M.D. and Ph.D. from the University of Maryland School of Medicine and completed his neurology residency at the University of California, Los Angeles. He holds a Bachelor’s in Science in Chemistry and French from Dickinson College and has been recognized with multiple awards for innovation and leadership in the pharmaceutical industry.

Xin Liu was appointed to the Board of Directors in August 2025. Ms. Liu currently serves as Investment Director, Healthcare Group of Hony Capital, a position she has held since August 2023. Prior to that, from 2019 to September 2022, Ms. Liu was Vice President of Investment at CCBPE. From 2016 to 2018, she served as Investment Manager, Healthcare Investment Group at the Fosun Group. Ms. Liu earned a Master’s in Engineering, Enterprise Information System Engineering and Management from Harrisburg University, and a Master’s in Finance from the Massachusetts Institute of Technology. She received her Bachelor of Arts in Finance and Mathematics from Washington University in St. Louis.

Ian Woo was appointed to the Board of Directors in October 2025. Currently, Mr. Woo is President, Chief Financial Officer and Executive Director of Everest Medicines Limited (HKEX: 1952), and also serves as an operating partner of CBC Group. Prior to that, Mr. Woo held the role of managing director of CBC Group and was a managing director in the global healthcare group of Lazard Frères & Co. LLC, working in the New York and Hong Kong offices. Mr. Woo served as an independent director and chairman of the Audit Committee of Prenetics Global Limited (Nasdaq: PRE) from May 2022 to May 2024. Mr. Woo earned a Bachelor of Science in Biology from Tufts University, a Master of Arts in Cellular, Molecular and Biomedical Studies from the Columbia University Graduate School of Arts and Sciences and a Master of Business Administration from the Columbia University Graduate School of Business.

Conor Chia-hung Yang has served as a member of the Board of Directors since January 2020. Mr. Yang is the Chief Financial Officer of EHang Holdings Limited (Nasdaq: EH), a position he has held since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. From 2004 to 2007, Mr. Yang was Chief Executive Officer of Rock Mobile Corporation. From 1999 to 2004, he was Chief Financial Officer of the Asia-Pacific region for CellStar Asia Corporation. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., and Morgan Stanley Asia Limited. Since 2019, Mr. Yang has served on the board of directors of EHang Holdings Limited (Nasdaq: EH). He has also served on the board of directors and as a member of the Audit Committee of iQIYI, Inc. (Nasdaq: IQ) since 2022, the board of directors and chair of the Audit Committee of UP Fintech Holding Ltd (Nasdaq: TIGR) since 2023, and on the board of directors and chair of the Audit Committee, member of the Compensation Committee and member of the Nominating and Corporate Governance Committee of Smart Share Global Limited (Nasdaq: EM) since 2023. Mr. Yang also serves as a member of the board of directors, chairman of the Audit Committee, and chairman of the Environmental, Social and Governance Committee of Tongcheng Travel Holdings Limited (HKEX: 0780) since 2022. Mr. Yang received a Master’s in Business Administration from the University of California, Los Angeles (UCLA).

Xi-Yong (Sean) Fu, Ph.D. has served as our Chief Executive Officer since November 2024, having previously served as our company’s Interim Chief Executive Officer from July 2024. Dr. Fu has also served as a member of our Board of Directors since July 2024. Prior to joining NovaBridge, Dr. Fu served as an operating partner of ABio-X Holdings, Inc., an incubation platform for life sciences companies, from April 2024 to October 2024. Before joining ABio-X, Dr. Fu was co-founder and served as Chief Executive Officer of RVAC Medicines, an mRNA platform company, from June 2021 to February 2024. Prior to that, from 2016 to June 2021, Dr. Fu served as Group Vice President and Head of International R&D for Luye Pharma, overseeing organizations in Boston, Princeton, Germany, Switzerland and Japan. He also served as Chief Executive Officer of GeneLeap, a Luye subsidiary company focused on DNA and RNA therapeutics. Prior to joining Luye Pharma, in 2016, Dr. Fu served as President of Cueport Inc., a novel drug delivery company. Dr. Fu worked at Merck & Co. from 2001 to 2016, with responsibilities covering R&D, business development, finance and operational management. Dr. Fu earned Master’s and Ph.D. degrees in Materials Science and Engineering from The Ohio State University in 2000 and 2001, respectively, and an MBA from the Wharton School of the University of Pennsylvania in 2010.

Sean Wuxiong Cao, Ph.D. was appointed as an independent director in May 2025 and subsequently became a director in September 2025 following his appointment as Chief Business Development Officer. Dr. Cao previously served as Chief Business Officer of our company during its founding days, from 2016 to 2018. Additionally, Dr. Cao co-founded Visara, Inc., the first spoke of NovaBridge. Dr. Cao has served as an operating partner of CBC Group (previously known as C-Bridge Capital) since January 2024, and as Chief Executive Officer of MLAB Biosciences, one of CBC Group’s portfolio companies, since 2022. Dr. Cao co-founded ABio-X Holdings, Inc. and has served as a director since 2021, as well as Interim Chief Executive Officer between May 2021 and November 2022, and Chief Executive Officer since September 2023. He also co-founded and served as Chief Executive Officer of Ensem Therapeutics from May 2021 to 2022. Dr. Cao co-founded and served on the board of directors of RVAC Medicines from June 2021 to June 2023. He also co-founded Jadeite Medicines and served as a director until June 2023. Dr. Cao incubated NiKang Therapeutics with its scientific co-founders in the United States, where he served as Chief Executive Officer from inception until 2020, and as chairman of its board of directors until September 2021. Before originally joining our company in 2016, Dr. Cao served as Vice President of Global Business Development at Simcere Pharmaceutical Group (HKEX: 2096) from November 2015 to September 2016. Prior to that, from March 2010 to November 2015, Dr. Cao served as Director of Alternative Partnership, Evaluation & Expertise at Sanofi (Nasdaq: SNY). Before joining Sanofi, Dr. Cao was an associate at New Leaf Venture Partners. From May 2005 to August 2008, Dr. Cao worked in the pharmaceutical and diagnostic industries, including at Johnson & Johnson (NYSE: JNJ). In 2017, Dr. Cao was appointed as a director of Everest Medicines Limited (HKEX: 1952) and subsequently served as an executive director until 2020. He has also served as a director of Paremina, Inc. since January 2024. Dr. Cao earned a Ph.D. in Microbiology from the University of Virginia, an MBA with honors from the Wharton School of the University of Pennsylvania, and a Bachelor’s in Microbiology from Nankai University.

Phillip Dennis, M.D., Ph.D. has served as our Chief Medical Officer since June 2024. Prior to joining NovaBridge, from April 2021 to June 2024, Dr. Dennis was Vice President of Lung Cancer Strategy at Sanofi (Nasdaq: SNY). Prior to Sanofi, Dr. Dennis was Vice President of Lung Cancer Strategy and Global Clinical Lead at AstraZeneca (Nasdaq: AZN) from 2014 to April 2021. Dr. Dennis was Professor of Oncology, Medicine, and Pharmacology at Johns Hopkins University, where he served as the Director of the Center of Excellence for Thoracic Oncology from 2012 to 2014. Dr. Dennis began his academic career as a translational researcher at the U.S. National Cancer Institute from 1998 to 2012, where he achieved tenure as a Senior Investigator in 2006. Dr. Dennis completed his residency in Internal Medicine and fellowship in Medical Oncology at Johns Hopkins and earned M.D. and Ph.D. degrees from the New York University School of Medicine as part of the Medical Scientist Training Program. Dr. Dennis earned an undergraduate degree from the University of Virginia, where he was an Echols Scholar. He has won several awards including an NIH Merit Award and is an elected member of the American Society for Clinical Investigation.

Ming (Kyler) Lei joined NovaBridge as Chief Financial Officer in October 2025. Previously, from July 2022 to October 2025, Mr. Lei served as deputy general manager and head of capital markets at Sino Biopharmaceutical Limited (HKEX: 1177), where he was primarily responsible for corporate finance and capital markets. From June 2021 to July 2022, Mr. Lei served as head of investor relations at WuXi AppTec Co., Ltd. (SSE: 603259, HKEX: 2359), where he was responsible for investor relations and financial public relations. Mr. Lei served as an associate director at Daiwa Securities from June 2020 to June 2021, where he was the lead research analyst covering China’s healthcare industry, and an equity research analyst at Macquarie Group from June 2018 to June 2020. Mr. Lei earned a Master’s in Biotechnology from The Hong Kong University of Science and Technology and a Bachelor’s in Economics and Finance from the University of Hong Kong.

Liwei (Lorraine) Lin joined our company as General Counsel and Board Secretary in February, 2026. Prior to joining NovaBridge, from December 2024 to January 2026, Ms. Lin was Associate Legal Director of CBC Group where she advised on private equity and private credit investments, as well as fund formation matters. She served as Assistant General Counsel at the Government of Singapore Investment Corporation (GIC) from August 2021 to December 2024, supporting public markets investments and leading legal coverage for enterprise data and artificial intelligence initiatives. Earlier in her career, she practiced with leading international and PRC law firms, including Allen & Gledhill LLP and Fangda Partners, advising on foreign direct investment, cross-border mergers and acquisitions, private equity transactions, and REITs listings. Ms. Lin earned an LL.M. in Civil and Commercial Law from Fudan University, an LL.B. from Fudan University, and a dual LL.M. in U.S. Law from Washington University in St. Louis, where she graduated with first class honors.

Cong (Claire) Xu is Senior Vice President, Head of R&D Center of Excellence since March 2026, previously serving as Senior Vice President, Clinical Development from April 2021 to February 2026. Dr. Xu leads clinical operations, regulatory affairs, clinical pharmacology, biomarker, medical safety, biometrics and program management. Dr. Xu joined our company in 2018 as U.S. Site Head, leading the establishment of our company’s Maryland office and led the growth of the clinical team. Previously, from 2013 to 2018, Dr. Xu held roles of increasing responsibility in early phase development and translational medicine at Otsuka Pharmaceutical Development & Commercialization, where she was responsible for designing and overseeing multiple phase 1 and phase 2 studies of different therapeutic areas, including hematology and oncology. Dr. Xu earned a Ph.D. in Clinical Pharmacology from Indiana University School of Medicine and a Bachelor of Medicine from Zhongshan School of Medicine, Sun Yat-sen University, China.

Joseph Skelton served as our Chief Financial Officer from February 2024 to October 2025. From May 2021 to February 2024, Mr. Skelton served as a senior vice president in the healthcare investment banking group at Truist Securities, where he covered the biopharma sector. Prior to joining Truist, Mr. Skelton served as an investment banker of the healthcare investment banking group at Cantor Fitzgerald from April 2020 to May 2021. Mr. Skelton also worked in the corporate development department at Amneal Pharmaceuticals from 2019 to April 2020. Prior to joining Amneal, Mr. Skelton served as an associate of the healthcare investment banking group at Cantor Fitzgerald and as an investment banking analyst and associate at Janney Montgomery Scott. Mr. Skelton began his career as an analyst at Ernst and Young. Mr. Skelton received a Master’s in Accounting and Bachelor’s in Business and Economics from Lehigh University.

B.
Compensation.

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately $7.9 million in compensation to our current and former executive officers, and an aggregate of approximately $28.8 million in compensation to our non-employee directors. We did not pay any additional compensation to our employee directors for their service as directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table summarizes the number of options and restricted share units that we granted to our executive officers for the fiscal year ended December 31, 2025. For the number of options and restricted share units granted to our non-employee directors in 2025, please see “Director Compensation—Equity Compensation” below.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xi-Yong (Sean) Fu	—	—	—	—
Sean Wuxiong Cao	195,891	0.51	May 28, 2025	May 28, 2035
Sean Wuxiong Cao	940,537	2.02	September 3, 2025	September 3, 2035
Phillip Dennis	—	—	—	—
Ming (Kyler) Lei	2,292,583	1.85	October 16, 2025	October 16, 2035
Liwei (Lorraine) Lin	—	—	—	—
Cong (Claire) Xu	—	—	—	—
Total	3,429,011

Name	Ordinary Shares Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xi-Yong (Sean) Fu	—	—	—	—
Sean Wuxiong Cao	190,118	N/A	May 28, 2025	N/A
Sean Wuxiong Cao	940,546	N/A	September 3, 2025	N/A
Phillip Dennis	—	—	—	—
Ming (Kyler) Lei	—	—	—	—
Liwei (Lorraine) Lin	—	—	—	—
Cong (Claire) Xu	—	—	—	—
Total	1,130,664

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with our Chief Executive Officer and offer letters with each of our other executive officers. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each executive officer’s anticipated responsibilities and the individual experience they bring to our company.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Director Compensation

Each member of the board of directors who is not an employee of our company is eligible to receive cash and equity compensation pursuant to a Non-Employee Director Compensation Policy (the “Director Compensation Policy”).

Cash Compensation

Pursuant to the Director Compensation Policy, each non-employee director receives an annual cash retainer of $45,000; the chairperson receives an additional $35,000 per year. In addition, the chair of the Audit Committee, the Chair of the Compensation Committee, the Chair of the Nominating and Corporate Governance Committee and the Chair of the Research and Development Committee receive an additional cash retainer of $20,000, $15,000, $10,000 and $10,000, respectively, each year. The members of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Research and Development Committee receive an additional cash retainer $10,000, $7,500, $5,000, and $5,000 respectively, each year, however, in each case such cash retainer is payable only to members who are not the chairperson of such committee. The members of the ESG Committee receives an additional cash retainer of $5,000.

Equity Compensation

In addition to the cash compensation structure described above, the Director Compensation Policy provides for the following equity incentive compensation program for non-employee directors.

Initial Grant. Each non-employee director who joins our board of directors will automatically be granted, unless otherwise agreed, a one-time, initial stock option to purchase shares equal to the number of Ordinary Share Equivalents that results in the aggregate grant date fair value of the option award pursuant to ASC Topic 718 being equal to $75,000 (each, an “Initial Option Award”) and a restricted share unit award equal to the number of ADSs that results in the aggregate grant date fair value of the option award pursuant to ASC Topic 718 being equal to $75,000 (each an “Initial RSU Award”). The shares subject to each Initial Option Award will vest in equal annual installments over a three year period such that the Initial Option Award is fully vested on the third anniversary of the date of grant, subject to the non-employee director’s continuous service through each such vesting date and will vest in full upon certain changes in control. The shares subject to each Initial RSU Award will vest in equal annual installments over a three year period such that the Initial RSU Award is fully vested on the third anniversary of the date of grant, subject to the non-employee director’s continuous service, and will vest in full upon certain changes in control.

Annual Grant. Annually in October, each person who is then a non-employee director of ours will automatically be granted, unless otherwise agreed, a stock option to purchase shares equal to the number of Ordinary Share Equivalents that results in the aggregate grant date fair value of the option award pursuant to ASC Topic 718 being equal to $100,000 (each, an “Annual Grant”). The shares subject to the Annual Grant will vest in full on the first anniversary of the date of grant, subject to the non-employee director’s continuous service, and will vest in full upon certain changes in control.

The following tables summarize the number of options and restricted share units that we granted to our non-employee directors for the fiscal year ended December 31, 2025.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Wei Fu	15,048,656	1.39	September 3, 2025	September 3, 2035
Emmett T. Cunningham, Jr.(1)	—	—	—	—
Chun Kwok Alan Au	79,419	1.68	October 1, 2025	October 1, 2035
Conor Chia-hung Yang	79,419	1.68	October 1, 2025	October 1, 2035
Robert Lenz	43,999	2.21	August 22, 2025	August 22, 2035
Xin Liu	—	—	—	—
Ian Ying Woo	36,455	2.67	October 15, 2025	October 15, 2035
Total	15,287,948

(1) Emmett T. Cunningham, Jr. was appointed to the Board of Directors after fiscal year ended December 31, 2025, therefore, he was not granted equity awards in 2025.

Name	Ordinary Shares Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Wei Fu	—	—	—	—
Emmett T. Cunningham, Jr.(1)	—	—	—	—
Chun Kwok Alan Au	—	—	—	—
Conor Chia-hung Yang	—	—	—	—
Robert Lenz	51,658	N/A	August 22, 2025	N/A
Xin Liu	—	—	—	—
Ian Ying Woo	39,813	N/A	October 15, 2025	N/A
Total	91,471

(1) Emmett T. Cunningham, Jr. was appointed to the Board of Directors after fiscal year ended December 31, 2025, therefore, he was not granted equity awards in 2025.

Share Incentive Plans

As of March 24, 2026, no options or RSUs remain outstanding and no additional shares may be issued under the 2017 Plan, 2018 Plan, or 2019 Plan.

2020 Share Incentive Plan

In July 2020, we adopted the 2020 Share Incentive Plan, which we refer to as the 2020 Plan, to promote the success and enhance the value of our company. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 10,760,513 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2020 Plan should not exceed 7,686,081 ordinary shares. As of March 24, 2026, options to purchase an aggregate of 185,587 ordinary shares under the 2020 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. As of March 24, 2026, no restricted share units issued under the 2020 Plan were outstanding. No additional shares may be issued under the 2020 plan.

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

The following table summarizes, as of March 24, 2026, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2020 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	185,587	9.20	March 4, 2022	March 4, 2032
Total	185,587

2021 Share Incentive Plan

In May 2021, we adopted the 2021 Share Incentive Plan, which we refer to as the 2021 Plan, to promote the success and enhance the value of our company. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,023,618 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2021 Plan should not exceed 6,011,809 ordinary shares. As of March 24, 2026, options to purchase an aggregate of 103,454 ordinary shares under the 2021 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. As of March 24, 2026, no restricted share units issued under the 2021 Plan were outstanding. No additional shares may be issued under the 2021 plan.

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

The following table summarizes, as of March 24, 2026, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2021 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	75,923	26.39	July 27, 2021	July 27, 2031
	27,531	9.20	March 4, 2022	March 4, 2032
Total	103,454

2022 Share Incentive Plan

In June 2022, we adopted the 2022 Share Incentive Plan, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company. Under the 2022 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 13,148,594 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 5,478,577 ordinary shares. Notwithstanding the foregoing, if we successfully complete extraordinary goals as approved by our board of directors, or such extraordinary goals are waived by our board of directors, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 15,340,034 ordinary shares; provided that the maximum number of ordinary shares may be issued pursuant to awards in the form of restricted share units under the 2022 Plan should not exceed 7,670,017 ordinary shares. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2022 Plan shall be proportionately adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of March 24, 2026, options to purchase an aggregate of 331,154 ordinary shares and restricted share units to receive an aggregate of 31,041 ordinary shares under the 2022 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. No additional shares may be issued under the 2022 plan.

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

Vesting Schedule. The vesting schedules of awards under the 2022 Plan are determined by the plan administrator specified in the applicable award agreement.

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

The following table summarizes, as of March 24, 2026, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2022 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	331,154	2.48	January 4, 2023	January 4, 2033
Total	331,154

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	31,041	N/A	January 4, 2023	—
Total	31,041

2024 Omnibus Incentive Plan

In May 2024, we adopted the 2024 Omnibus Incentive Plan, which we refer to as the 2024 Plan, to promote the success and enhance the value of our company. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 12,508,276 shares, plus (i) the sum of any returning shares which become available from time to time, plus (ii) the sum of any shares which, but for the termination of the predecessor plans immediately prior to the effective date, were at such time reserved and available for issuance under the predecessor plans but not issued or subject to outstanding awards, plus (iii) an annual increase on the first day of each calendar year for a period of not more than ten years beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to (x) five and a half percent (5.5%) of the total number of Shares outstanding on the last day of the immediately preceding calendar year or (y) such lesser amount (including zero) that our board of directors determines for purposes of the annual increase for that calendar year. As of March 24, 2026, options to purchase an aggregate of 7,720,355 ordinary shares and restricted share units to receive an aggregate of 3,472,997 ordinary shares under the 2024 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date. No additional shares may be issued under the 2024 Plan.

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

Vesting Schedule. The vesting schedule of awards under the 2024 Plan are determined by the plan administrator and specified in the applicable award agreement.

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

The following table summarizes, as of March 24, 2026, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2024 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	1,006,703	0.76	May 30, 2024	May 30, 2034
	1,137,373	0.79	June 17, 2024	June 17, 2034
	99,383	0.70	July 1, 2024	July 1, 2034
	1,886,030	0.46	September 3, 2024	September 3, 2034
	524,828	0.53	October 1, 2024	October 1, 2034
	2,863,500	0.47	November 1, 2024	November 1, 2034
	44,551	0.51	May 28, 2025	May 28, 2035
	157,987	0.57	May 30, 2025	May 30, 2035
Total	7,720,355

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	286,203	N/A	May 30, 2024	—
	213,262	N/A	June 17, 2024	—
	31,050	N/A	July 1, 2024	—
	2,863,500	N/A	November 1, 2024	—
	78,982	N/A	May 30, 2024	—
Total	3,472,997

2025 Omnibus Incentive Plan

On September 3, 2025, our company adopted the 2025 Omnibus Share Incentive Plan (the “2025 Plan”). The maximum aggregate number of ordinary shares of our company authorized for issuance under the 2025 Plan is 18,810,820 ordinary shares plus (a) any returning shares which become available from time to time, plus (b) the sum of any shares which, but for the termination of the Predecessor Plans immediately prior to the effective date, were at such time reserved and available for issuance under the Predecessor Plans but not issued or subject to outstanding awards. As of March 24, 2026, options to purchase an aggregate of 18,853,968 ordinary shares and restricted share units to receive an aggregate of 1,078,109 ordinary shares under the 2025 Plan had been granted and remained outstanding, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

The following paragraphs describe the principal terms of the 2025 Plan:

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

The following table summarizes, as of March 24, 2026, the number of ordinary shares underlying outstanding options and restricted share units that we granted under the 2025 Plan, excluding awards that were forfeited, cancelled, exercised or vested after the grant date.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	43,999	2.21	August 22, 2025	August 22, 2035
	940,536	2.02	September 3, 2025	September 3, 2035
	15,048,656	1.39	September 3, 2025	September 3, 2035
	158,838	1.68	October 1, 2025	October 1, 2035
	36,455	2.67	October 15, 2025	October 15, 2035
	2,292,582	1.85	October 16, 2025	October 16, 2035
	274,528	1.90	December 1, 2025	December 1, 2035
	58,374	1.73	December 1, 2025	December 1, 2035
Total	18,853,968

Name	Ordinary Shares Underlying Restricted Share Units	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Grantees	51,658	N/A	August 22, 2025	—
	940,546	N/A	September 3, 2025	—
	39,813	N/A	October 15, 2025	—
	46,092	N/A	December 1, 2025	—
Total	1,078,109

2025 Share Incentive Scheme

On September 3, 2025, we adopted the 2025 Share Incentive Scheme (the “2025 Scheme”). The maximum aggregate number of ordinary shares we authorized for issuance under the 2025 Scheme is 13,238,741 ordinary shares.

C.
Board Practices

As of the date of this annual report, our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested. A director who is interested in a contract, proposed contract or arrangement should declare the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors who are not our executive officers has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established five committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, a research and development committee (R&D), and an environmental, social and governance (ESG) committee. We have adopted a charter for each of the five committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au and Ms. Xin Liu. Mr. Conor Chia-hung Yang is the chairperson of our audit committee. We have determined that each of Mr. Conor Chia-hung Yang, Mr. Chun Kwok Alan Au, and Ms. Xin Liu satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Fu, Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang and Mr. Ian Woo. Mr. Wei Fu is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Chun Kwok Alan Au and Mr. Conor Chia-hung Yang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Research and Development Committee. Our research and development committee consists of Dr. Robert Lenz, Dr. Sean Cao, Dr. Xi-Yong (Sean) Fu, and Dr. Emmett T. Cunningham, Jr. Dr. Robert Lenz is the chairperson of our research and development committee. The research and development committee is responsible for, among other things:

•
review and discuss with management strategic research and development objectives and priorities for our company; identify opportunities for further research and development projects; and assess, inform, and recommend to the Board such strategies and opportunities that it deems suitable for our company.

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

D.
Employees.

We had 30, 32, and 220 employees as of December 31, 2025, 2024 and 2023, respectively. The decrease in employees between 2023 and 2024 is primarily attributable to the divestiture of our Greater China assets and business operations in April 2024. The table below sets forth our employees by function as of December 31, 2025:

Number of Employees
Management	3
Research and development	16
General and administrative	11
Total	30

We recruit our employees primarily through recruitment websites, recruiters, internal referrals and job fairs. Approximately 38% of employees hired in 2025 came through internal referrals. Approximately 70% of our employees hold a master’s degree or above. We recruit our employees based on their qualification and potential. We prohibit any form of discrimination (including employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture.

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

E.
Share Ownership.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 24, 2026 by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own 5% or more of our total outstanding shares.

Percentage of beneficial ownership is based on 265,991,561 total outstanding ordinary shares as of March 24, 2026.

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

	Ordinary Shares Beneficially Owned
	Number(1)%
Directors and Executive Officers:**
Wei Fu	70,149,308	26.4
Emmett T. Cunningham, Jr. M.D., Ph.D, MMPH	—	—
Chun Kwok Alan Au	262,414	*
Conor Chia-hung Yang	262,414	*
Robert Lenz, M.D., Ph.D.	—	—
Xin Liu	—	—
Ian Ying Woo	—	—
Xi-Yong (Sean) Fu	775,698	*
Sean Wuxiong Cao, Ph. D.	101,023	*
Phillip Dennis, M.D., Ph.D.	1,068,824	*
Ming (Kyler) Lei	—	—
Liwei (Lorraine) Lin	—	—
Cong (Claire) Xu	741,308	*
All Directors and Executive Officers as a Group	73,360,989	27.7
Other Principal Shareholders:
Everest Medicines Limited (2)	42,524,716	16.0
C-Bridge entities (3)	30,499,709	11.5
T INVESTMENT LIMITED (4)	18,795,651	7.1
Hillhouse entities (5)	13,755,306	5.2

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 24, 2026.

** Except as otherwise indicated below, the business address of our directors and executive officers is 2440 Research Blvd, Suite 400, Rockville, MD 20850, the United States.

(1)
Includes the amount of ordinary shares underlying options exercisable, and RSUs scheduled to vest, within 60 days of March 24, 2026. For details regarding these grants, see “—B. Compensation” above.
(2)
Represents 42,524,716 ordinary shares directly held by Everest Medicines Limited, a Cayman Islands limited liability company. Information relating to the C-Bridge entities and regarding beneficial ownership is based on the information contained in the Schedule 13D filed by Everest Medicines Limited on August 5, 2025. Everest Medicines Limited is a public company listed on the HKEX and controlled by funds which are under common control of the C-Bridge entities (as defined below), which, in turn, are controlled by Mr. Wei Fu. The business address of Everest Medicines Limited is 36 Robinson Road, #20-01 City House, Singapore 068877.
(3)
Represents (i) 5,123,549 ADSs (representing 11,784,164 ordinary shares) directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (ii) 1,583,284 ADSs (representing 3,641,554 ordinary shares) directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (iii) 2,423,721 ADSs (representing 5,574,560 ordinary shares) directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iv) 1,030,237 ADSs (representing 2,369,546 ordinary shares) directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 3,099,950 ADSs (representing 7,129,885 ordinary shares) directly held by Nova Aqua Limited, a British Virgin Islands limited liability company that is held through a trust established by Mr. Wei Fu (as the settlor) for the benefit of Mr. Wei Fu and his family. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are collectively referred to as the C-Bridge entities. CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. Mr. Wei Fu is the sole director of C-Bridge Capital GP, Ltd. Information relating to the C-Bridge entities and regarding beneficial ownership is based on the information contained in the Schedule 13D filed by the C-Bridge entities on February3, 2026. The business address of these entities is 88 Market Street, #46-04/05 Capitaspring, Singapore (048948).
(4)
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
(5)
Represents (i) 5,980,568 ADSs (representing 13,755,306 ordinary shares) held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P., or YHG, and the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund IV, L.P., or Fund IV. Fund IV owns HH IMB Holdings Limited, or HH IMB. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB. HH IMB, YHG and HHLR Fund are collectively referred to as the Hillhouse entities. Information regarding beneficial ownership is reported as of December 31, 2024, based on the information contained in the Schedule 13F filed by HHLR on February 17, 2026. The business address of HHLR is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, E9 KY1-9006.

To our knowledge, as of March 24, 2026, 258,164,444 of our ordinary shares were held by three record holders in the United States, representing approximately 97% of our total outstanding shares, substantially all of which were held by Citibank, N.A.(“Citibank”), the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

The following is a description of related party transactions we have entered into or been a participant in since January 1, 2025, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

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

Pursuant to our shareholders agreement, we have granted certain registration rights to our shareholders, including customary demand registration rights, Form F-3 registration rights and piggyback registration rights. For details regarding such registration rights, see the shareholders agreement filed as an exhibit to this annual report.

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

Series A Subscription Agreement

On October 14, 2025, we entered into a Series A Subscription Agreement through Visara, our then wholly-owned subsidiary, with AffaMed, pursuant to which we subscribed to 35,000,000 shares of Visara Series A preferred stock for aggregate purchase price of approximately $37.0 million and AffaMed subscribed to 16,150,000 shares of Visara Series A preferred stock in exchange for $5.0 million in cash consideration and ex-China Rights to VIS-101. The acquired ex-China Rights to VIS-101 were accounted for in IPR&D and expensed in research and development expenses. AffaMed is an affiliate of CBC Group, one of our principal shareholders.

In connection with the Series A Subscription Agreement, we, through Visara, paid $2.0 million to ABio-X Holdings, Inc. (“ABio-X”) for business development and related services provided to Visara prior to its formation. Abio-X is a wholly-owned subsidiary of CBC Group, one of our principal shareholders.

Licensing Agreements

On October 15, 2025, the Group, through Visara, entered into an licensing agreement with AskGene for an exclusive royalty-bearing license to develop VIS-101 in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Asian Territories”) for an upfront payment in the amount of $7.0 million. On October 28, 2025, Visara assigned its rights in the Asian Territories to Everest for an upfront payment in the amount $7.0 million and assumption of all payment obligations under the license agreement between Visara and AskGene. For the year ended December 31, 2025, there was no impact to the Group’s consolidated statements of comprehensive loss resulting from the aforementioned transactions as the assignment of the license to Everest was contemplated as part of the overall transaction structure at the time the AskGene Exclusive License Agreement was executed. Everest, an affiliate of CBC Group, and CBC Group are two of our principal shareholders.

C-Bridge Consulting and Rent Payments

On January 1, 2025, the Group entered into a Consultancy Services Agreement whereby it retained C-Bridge Joint Value Creation (HK) Limited to provide certain consulting services to the Group for an initial term of one year. The Group paid $0.5 million to C-Bridge Joint Value Creation during the year ended December 3, 2025. The Group is in the progress of renewing the Consultancy Services Agreement for an additional year. C-Bridge Joint Value Creation is an affiliate of CBC Group, one of our principal shareholders.

Intercompany Services Agreement

On October 10, 2025, Visara, a subsidiary of the Group, entered into an Intercompany Services Agreement with ABio-X, whereby ABio-X provides consultation services, general and administrative services and any other services mutually agreed upon between the parties. On January 1, 2026, Visara and ABio-X amended and restated the Intercompany Services Agreement to reflect certain personnel changes. Visara paid $1.3 million to ABio-X during the year ended December 31, 2025. Visara and ABio-X are both affiliates of CBC Group, one of our principal shareholders.

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

In April 2020, Tracon issued a notice of disputes with respect to the agreements we entered into with it to co-develop TJD5 and bispecific antibodies, respectively. In February 2021, we sent Tracon a notice to terminate the agreement we entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of $9.0 million owing to Tracon. Accordingly, we have already accrued and recorded this termination fee of $9.0 million as administrative expenses in our consolidated financial statements for the year ended December 31, 2021. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, we announced positive outcomes in the arbitration. The arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with NovaBridge. The arbitration award completely denied Tracon’s damages claim of over $200.0 million for any breach and awarded no damages to Tracon. The tribunal also confirmed the termination of the agreement in relation to bispecific antibodies. Based on the arbitration award, NovaBridge bears a portion of Tracon’s legal fees and costs, totaling approximately $13.5 million, which was recorded as administrative expenses in our consolidated financial statements for the year ended December 31, 2022. In July 2023, NovaBridge paid the pre-agreed termination fee in relation to TJD5 and the agreed-upon portion of Tracon’s legal fees and costs to Tracon. The financial impacts of the transaction were allocated to discontinued operations for the periods presented.

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

On March 1, 2022, we filed a complaint in the United States District Court for the District of Delaware, naming Inhibrx, Inc. (“Inhibrx”) and Dr. Brendan Eckelman as defendants (together “the Defendants”). This trial was related to the litigation against the Defendants’ alleged misappropriation of our company’s preclinical and clinical trade secret data, allegedly obtained by Dr. Eckelman while acting as an expert witness for Tracon. We sought damages in the form of a lump sum reasonable royalty, along with exemplary damages for Defendants’ willful and malicious misappropriation. The judge bifurcated for a later bench trial our company’s claims related to Defendants’ misappropriation of its business trade secret information. On November 1, 2024, a federal jury in the United States District Court for the District of Delaware found in favor of the Defendants in this bifurcated trial relating to a portion of our company’s trade secret information.

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

B.
Significant Changes

On January 28, 2025, we completed a workforce reduction designed to improve operational efficiencies and realign our clinical development support. As a result of the Realignment Plan, our workforce was reduced by approximately 27%.

We incurred charges associated with the Realignment Plan in 2025 of approximately $0.8 million primarily related to employee severance payments, benefits and related termination costs. The Realignment Plan is expected to result in annual operating expense savings of approximately $3.0 million.

On October 16, 2025, we announced the adoption of a new business model designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. Under this model, we expect to transition into a biotechnology platform company which will establish separate subsidiaries responsible for the development of therapeutically focused assets to enhance oversight, operational focus, and risk management. On October 24, 2025, pursuant to shareholder approval at the Extraordinary General Meeting of Shareholders, we changed our name from I-Mab to NovaBridge Biosciences. As a result, our ADSs trade on Nasdaq under the new name and a new ticker symbol, “NBP”, effective as of October 30, 2025, replacing the former symbol “IMAB.”

ITEM 9. THE OFFER AND LISTING

A.
Offering and Listing Details

Our ADSs, each ten (10) ADSs representing twenty-three (23) ordinary shares of ours, have been listed on the Nasdaq Global Market since January 17, 2020. As a result of our name change from I-Mab to NovaBridge Biosciences, which was effective as of October 30, 2025, our ADSs trade on Nasdaq under the new ticker symbol, “NBP,” replacing the former symbol “IMAB.”

B.
Plan of Distribution

Not applicable.

C.
Markets

Our ADSs, each ten (10) ADSs representing twenty-three (23) ordinary shares of ours, have been listed on the Nasdaq Global Market since January 17, 2020. As a result of our name change from I-Mab to NovaBridge Biosciences, which was effective as of October 30, 2025, our ADSs trade on Nasdaq under the new ticker symbol, “NBP,” replacing the former symbol “IMAB.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The following is a summary of the material provisions of the seventh amended and restated memorandum and articles of association of our company and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

C.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

Cayman Islands Taxation

According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or brought to, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Our PRC counsel, JunHe LLP, is of the opinion that, based on its understanding of the current PRC Laws and Regulations, as NovaBridge does not meet all of the above conditions and given that neither NovaBridge nor any of its PRC Subsidiaries has received any notice from the PRC tax authorities confirming, directly or indirectly, that NovaBridge is a PRC resident enterprise for PRC enterprise income tax purposes as of the date of this annual report, NovaBridge should not be considered as a PRC resident enterprise for PRC enterprise income tax purposes as of the date of this annual report.

NovaBridge is incorporated outside of China and it is not controlled by a PRC enterprise or PRC enterprise group. We have structured a clear management guideline in place to segregate the policy set up and business operating execution responsibilities in order to differentiate the effective control from our headquarter office and subsidiaries including record keeping and offshore work location plan.

NovaBridge is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” We cannot guarantee our investors that PRC tax authorities will not take a different view.

If the PRC tax authorities determine that NovaBridge is a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax; and any dividends payable to non-resident enterprise holders of our common shares or ADSs may be treated as income derived from sources within China and therefore, subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise shareholders (including our ADS holders) upon the disposition of our common shares or ADSs may be treated as income derived from sources within PRC and therefore, subject to 10% income tax (or 20% in the case of non-resident individual shareholders or ADS holders) unless an applicable income tax treaty provides otherwise. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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
•
investors that have a functional currency other than the U.S. dollar;
•
corporations that accumulate earnings to avoid U.S. federal income tax; or
•
investors subject to anti-inversion, base erosion or anti-abuse rules;

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to various limitations. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of U.S. Treasury Regulations.

As discussed below, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain “look through” rules with respect to subsidiaries either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and our company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments) and income (in particular, the generation of interest income and lack of active income), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Because the determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations, we cannot provide any assurances as to our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status.

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

A “qualified electing fund,” QEF, election, if available and made, also would result in an alternative to the PFIC rules described above. However, we do not intend to provide information necessary for U.S. Holders to make QEF elections.

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

Backup Withholding and Information Reporting

U.S. Holders generally will be subject to information reporting requirements with respect to dividends on ADSs or ordinary shares and proceeds from the sale or other disposition of ADSs or ordinary shares that are paid within the United States or through certain U.S.-related financial intermediaries, unless the U.S. Holder is an “exempt recipient.” In addition, U.S. Holders may be subject to backup withholding on such payments, unless the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding (generally on a duly executed and properly completed IRS Form W-9) or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Furthermore, certain U.S. Holders are required to report information relating to an interest in ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership, and disposition of our ADSs or ordinary shares.

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. Our investors can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting provisions contained in Section 16 of the Exchange Act.

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

I.
Subsidiary Information

See “Item 4. Information on the Company - C. Organizational Structure” for information about our subsidiaries.

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

Interest and Credit Risk

We had cash, cash equivalents, and short-term investments of $210.8 million as of December 31, 2025. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2025, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.

Our credit risk is primarily attributable to the carrying amounts of cash, cash equivalents and short-term investments. The carrying amounts of cash, cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2025, we mainly placed or invested cash, cash equivalents and short-term investments with financial institutions in the United States. We do not believe that our cash, cash equivalents and short-term investments have significant risk of default or illiquidity, and we will continually monitor the credit worthiness of these financial institutions. While we believe our cash, cash equivalents and short-term investments do not contain excessive risk, future investments may be subject to adverse changes in market value.

Foreign Exchange Risk

A significant portion of our expenses are denominated in U.S. dollars, a portion of our expenses are denominated in RMB, and most of our assets and liabilities are denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of our investors’ investments in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where our contractors locate, because we need to incur expenses in local currencies, while our ADSs will be traded in U.S. dollars.

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

See “Item 5. Operating and Financial Review and Prospects—Recent Business Developments—Underwritten Offering” for a description of the use of proceeds from the Offering.

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

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective due to material weaknesses in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Our management’s assessment was based on the framework in “Internal Control — Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was ineffective based on the criteria in the 2013 framework issued by the COSO due to the existence of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2024, we did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain effective: (i) program change management controls to ensure that information technology program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately. These material weaknesses did not result in a misstatement to the consolidated financial statements; however, they could result in misstatements impacting the annual or interim consolidated financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in our consolidated financial statements included elsewhere in this annual report.

Remediation Activities

While progress was made in 2025 to remediate the material weaknesses previously identified, further work is needed on the design and implementation of ITGCs. Our management has undergone a comprehensive review of these material weaknesses and has begun designing and implementing controls to remediate each material weakness. The following actions have been taken or will be taken by us to remediate identified material weaknesses:

•
Define and modify the existing controls over change management to ensure all relevant program changes are subject to the request, approval, testing and migration monitoring procedures of the control.
•
Enhance the design and implement controls to clearly define roles and review responsibilities, and to further strengthen segregation of duties across key financial systems.
•
Design and implement computer operation and program development controls to ensure data integrity and data backups.
•
Update and enhance the documentation of our controls to comprehensively address all Complementary User Entity Controls (“CUECs”) identified in SaaS vendor audit reports and further engage our third-party IT services provider to assist with executing these controls and establishing clear control ownership across key financial systems.
•
Onboarded a new IT vendor and IT personnel to assist with design, implementation, and execution of our ITGCs.

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

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16. RESERVED

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

ITEM 16B. CODE OF ETHICS

We have in place a code of business conduct and ethics that applies to our directors, officers and employees, which was most recently amended and restated in December 2024. We have posted a copy of our code of business conduct and ethics on our website at /https://www.novabridge.com/investors/corporate/corporate-governance, and a copy of our code of business conduct and ethics is filed herewith as an exhibit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers LLP (“PwC”) and PricewaterhouseCoopers Zhong Tian LLP (“PwC China”), respectively, our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2025	2024	2023
	PwC		PwC China
Audit fees(1)	$4,503	$948	$836
Audit-related fees(2)	235	—	—
Tax fees(3)	131	—	—
Other fees(4)	2	2	—

(1)
“Audit fees” consist of professional service fees of $923 thousand in connection with the integrated audit of the consolidated financial statement, interim reviews, and comfort letters and consents, and $3,580 thousand in connection with the proposed dual primarily listing by way of an initial public offering on the HKEX.
(1)
“Audit-related fees” consist of internal control reviews.
(2)
“Tax fees” consist of tax compliance and consultations with respect to various tax matters.
(3)
“Other fees” consist of accounting software.

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

In lieu of (i) the requirements of Rule 5605(b)(1) that the board of directors consist of a majority of independent directors, (ii) the requirements of Rule 5605(d) that a compensation committee be comprised solely of independent directors, (iii) the requirements of Rule 5605(e) that a nominating committee be comprised solely of independent directors, (iv) the requirements of Rule 5620(a) that each Nasdaq-listed company should hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end, and (v) the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we have followed and intend to continue to follow our home country practices with respect to the board committees, annual shareholders meeting as well as the approval for adoption and material amendment to our equity-based compensation plans. If we choose to follow any other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—General Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which was most recently amended and restated by our board of directors in April 2026 to align with our current business operations. The policy governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to this Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of NovaBridge are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1**

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 333-234363), filed with the SEC on October 24, 2025)

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

2.5**	Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

3.1**	Certificate of Incorporation on Change of Name (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on October 29, 2025)
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

4.4**	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871) filed with the SEC on July 15, 2020)

4.5**	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-256603) filed with the SEC on May 28, 2021)

4.6**	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265684) filed with the SEC on June 17, 2022)

4.7**	2024 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form S-8 (File No. 333-279842) filed with the SEC on May 30, 2024)

4.8**	2025 Omnibus Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-290195) filed with the SEC on September 11, 2025)

4.9**	2025 Share Incentive Scheme (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-290195) filed with the SEC on September 11, 2025)

4.10**†

License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

Exhibit Number	Description of Document
4.11**

Amendment to Collaboration Agreement, dated as of November 5, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.12**

Amendment Two to Collaboration Agreement, dated as of November 22, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.13**#

Amendment Three to Collaboration Agreement, dated as of May 24, 2019, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.14**

Amendment Four to Collaboration Agreement, dated as of December 26, 2019, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.15**

Amendment Five to Collaboration Agreement, dated as of June 30, 2020, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.16**†

Amendment Six to Collaboration Agreement, dated as of September 24, 2021, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.17**#

Amendment Seven to Collaboration Agreement, dated as of May 22, 2024, between the Registrant, ABL Bio and TJ Biopharma (Shanghai) Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.18*	Amendment Eight to Collaboration Agreement, dated as of November 2, 2025, between the Registrant and ABL Bio

4.19**

Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019 between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.20**

Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.21**

Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.22**

Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.23**†

License and Collaboration Agreement, dated as of September 3, 2020, among I-Mab Shanghai, I-Mab U.S. and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.24**†

Amendment No.1 to the License and Collaboration Agreement dated as of August 15, 2022 among I-Mab Shanghai, I-Mab U.S. and AbbVie Global Enterprise Ltd. (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on May 1, 2023)

4.25**†

English translation of Shareholders Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-251050), as amended, initially filed with the SEC on December 1, 2020)

Exhibit Number	Description of Document

4.26**†

English translation of Equity Transfer Agreement of I-Mab Biopharma Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Bio-tech (Tianjin) Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and I-Mab Biopharma Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.27**

English translation of Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.28**

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Investment Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.29**

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Shareholders’ Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.5 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.30**†#

Clinical Trial Collaboration Agreement, dated as of June 5, 2024, among I-Mab US and Bristol-Myers Squibb Company (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.31**

Assignment and Assumption Agreement, dated as of October 14, 2025, by and between Visara, Inc. and AffaMed Therapeutics (HK) Limited (incorporated by reference to exhibit 1.2 to the Current Report on Form 6-K/A (File No. 001-39173) furnished with the SEC on October 24, 2025)

4.32**

Exclusive License Agreement, dated November 6, 2021, by and between AskGene Pharma, Inc. and AffaMed Therapeutics (HK) Limited (incorporated by reference to exhibit 1.3 to the Current Report on Form 6-K/A (File No. 001-39173) furnished with the SEC on October 24, 2025)

4.33**

Exclusive License Agreement, dated as of October 15, 2025, by and between AskGene Pharma, Inc. and Visara, Inc. (incorporated by reference to exhibit 1.4 to the Current Report on Form 6-K/A (File No. 001-39173) furnished with the SEC on October 24, 2025)

4.34*	Assignment and Assumption Agreement, dated October 28, 2025, by and between Visara, Inc., and Everest Medicines

4.35**

Series A Preferred Stock Subscription Agreement, dated October 14, 2025 by and between Visara, Inc., I-Mab, and AffaMed Therapeutics (HK) Limited (incorporated by reference to exhibit 1.1 to the Current Report on Form 6-K/A ( File No. File No. 001-39173) furnished with the SEC on October 24, 2025)

8.1*	Principal Subsidiaries of the Registrant

11.1**	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

11.2*	Insider Trading Policy of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of JunHe LLP

15.2*	Consent of PricewaterhouseCoopers LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.4*	Consent of Harney Westwood & Riegels

15.5**	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on August 7, 2024)

97.1**	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39173) furnished with the SEC on April 30, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

NovaBridge

By:	/s/ Kyler Lei
	Name:	Kyler Lei
	Title:	Chief Financial Officer

Date: April 7, 2026

I-Mab

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NovaBridge

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NovaBridge Biosciences and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company did not design and maintain effective information technology general controls for information systems that are relevant to the preparation of the financial statements. Specifically, the Company did not design and maintain effective (i) program change management controls, (ii) user access controls, (iii) computer operations controls, and (iv) program development controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Fair Value of the Investments in TJ Biopharma - Available-for-Sale Debt Securities and Equity Securities

As described in Note 8 to the consolidated financial statements, prior to October 31, 2025, the Company’s investments in TJ Biopharma’s Series A, B and C preferred shares were contingently redeemable as TJ Biopharma's redemption obligation was only satisfied upon a future liquidity event by a specified date, which was not within the control of the investors or the issuer. As such, management accounted for the investments in TJ Biopharma as available-for-sale debt securities, which were reported at fair value at each reporting period. On October 31, 2025, the Company executed a supplemental agreement with TJ Biopharma. As a result of this amendment, the Company no longer retains a unilateral redemption right and the Company reclassified its investment in TJ Biopharma to equity securities. On October 31, 2025, the available-for-sale debt securities were measured at fair value of $42.4 million and derecognized. The fair value was determined by management based on the implied equity value of TJ Biopharma, using a back-solve method based on the recent Series C-2 financing transaction of TJ Biopharma completed in the third quarter of 2025 and subsequently adjusted by applying a change in the movement of a selected set of comparable companies, biotech indices (the “equity market adjustment”), and company-specific factors. This value was then allocated toward TJ Biopharma’s Series A, B, and C capital structure using an option pricing method and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another. The significant assumptions and inputs used by management in the option pricing method included expected time to change in control, estimated volatility, and a risk free rate. Upon de-recognition, the investments were simultaneously recognized as equity securities with a fair value of $38.5 million. The fair value was determined based on the back-solved implied equity value of the TJ Biopharma Series C-2 financing transaction applied across all share classes, reflecting the removal of the aforementioned unilateral redemption rights associated with the preferred shares. The fair value of the investments in equity securities related to TJ Biopharma was $37.2 million as of December 31, 2025.

The principal considerations for our determination that performing procedures relating to the fair value of the investments in TJ Biopharma available-for-sale debt securities and equity securities is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the investments in TJ Biopharma available-for-sale debt securities and equity securities; (ii) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s significant assumptions related to the estimated volatility and risk free rate for the available-for-sale debt securities and the equity market adjustment for the available-for-sale debt securities and equity securities; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the available-for-sale debt securities and equity securities, including controls over management’s significant assumptions. These procedures also included, among others (i) reading the shareholder agreements and supplemental agreement; (ii) testing management’s process for developing the fair value estimate of the investments in TJ Biopharma available-for-sale debt securities and equity securities; (iii) testing the completeness and accuracy of underlying data used in the back-solve method, option pricing method, and waterfall approach; (iv) evaluating the reasonableness of the significant assumptions used by management related to the estimated volatility and risk free rate for the available-for-sale debt securities and the equity market adjustment for the available-for-sale debt securities and equity securities; and (v) confirming with TJ Biopharma the number of shares as of December 31, 2025. Evaluating management’s assumption related to the equity market adjustment involved considering (i) the consistency with external information about TJ Biopharma and external market and industry data and (ii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the (i) appropriateness of the back-solve method, option pricing method, and waterfall approach and (ii) the reasonableness of the estimated volatility and risk free rate assumptions for the available-for-sale debt securities and the equity market adjustment assumption for the available-for-sale debt securities and equity securities.

Asset Acquisition of ex-China Rights to VIS-101 - Valuation of In-Process Research and Development (IPR&D)

As described in Notes 2 and 5 to the consolidated financial statements, on October 14, 2025, the Company acquired ex-China Rights to VIS-101 in exchange for Series A preferred stock and $5.0 million in cash consideration. The transaction was determined to be an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in a single identified IPR&D asset. The fair value was determined using an income approach-based discounted cash flow model. Significant assumptions used by management included revenue growth rates derived from uptake curves, patient penetration, and gross-to-net trends, probability of success for each indication, estimated cost of sales, expected research and development and operating expense percentages, applicable income tax rates, and discount rate derived from a weighted average cost of capital based on a set of comparable companies. Management also considered observable transaction pricing from the Company’s cash investment in Visara, the cumulative development cost incurred in the underlying IPR&D asset prior to the transaction, together with other qualitative factors in assessing the overall reasonableness of the estimated fair value.

The principal considerations for our determination that performing procedures relating to the valuation of the IPR&D acquired in the asset acquisition of ex-China Rights to VIS-101 is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the IPR&D acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates derived from uptake curves, patient penetration, and gross-to-net trends, probability of success for each indication, estimated cost of sales, expected research and development and operating expense percentages, applicable income tax rates, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the asset acquisition accounting, including controls over management’s valuation of the IPR&D acquired. These procedures also included, among others (i) reading the Series A subscription agreement; (ii) testing management’s process for developing the fair value estimate of the IPR&D acquired; (iii) evaluating the appropriateness of the income approach-based discounted cash flow model used by management; (iv) testing the completeness and accuracy of the underlying data used in income approach-based discounted cash flow model; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates derived from uptake curves, patient penetration, and gross-to-net trends, probability of success for each indication, estimated cost of sales, expected research and development and operating expense percentages, applicable income tax rates, and discount rate. Evaluating management’s assumptions related to revenue growth rates derived from uptake curves, patient penetration, and gross-to-net trends, probability of success for each indication, estimated cost of sales, expected research and development and operating expense percentages, and applicable income tax rates involved considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of income approach-based discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

April 7, 2026

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NovaBridge

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows of NovaBridge Biosciences (formerly known as I-Mab) and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2024, except for the effects of discontinued operations discussed in Note 4 and for the recast of the segment information discussed in Note 3 to the consolidated financial statements, as to which the date is April 3, 2025.

We served as the Company's auditor from 2018 to 2024.

NovaBridge Biosciences

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(All amounts in thousands, except for share data, unless otherwise noted)

	As of December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$210,632	$68,263
Short-term investments	210	105,135
Prepayments and other receivables	6,678	3,295
Total current assets	217,520	176,693
Property, equipment and software	140	201
Operating lease right-of-use assets	2,809	3,597
Investments at fair value, available-for-sale debt securities (amortized cost of $0 and $38,727, respectively)	—	30,824
Investments at fair value, equity securities	37,241	—
Other non-current assets	2,812	1,365
Total assets	$260,522	$212,680

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables (including amounts with related parties of $1,131and $0, respectively - Note 17)	$16,823	$7,532
Other current liabilities	9,180	106
Operating lease liabilities, current	891	816
Total current liabilities	26,894	8,454
Operating lease liabilities, non-current	2,176	3,066
Other non-current liabilities	511	—
Total liabilities	29,581	11,520
Commitments and contingencies (Note 16)

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of December 31, 2025 and 2024; 265,377,891 and 187,452,495 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	27	19
Treasury stock	(5,042)	(6,225)
Additional paid-in capital	1,526,718	1,460,021
Accumulated other comprehensive income	41,546	33,384
Accumulated deficit	(1,332,308)	(1,286,039)
Total shareholders’ equity	230,941	201,160
Total liabilities and shareholders’ equity	$260,522	$212,680

The accompanying notes are an integral part of these consolidated financial statements.

NovaBridge Biosciences

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Revenues
Licensing and collaboration revenue	$—	$—	$632
Total revenues	—	—	632
Expenses
Research and development expenses (including amounts with related parties of $47,071, $0, and $0, respectively - Note 17)	(62,905)	(21,770)	(21,448)
Administrative expenses (including amounts with related parties of $2,600, $239, and $0, respectively - Note 17)	(31,364)	(29,656)	(28,160)
Impairment of goodwill	—	—	(23,041)
Total expenses	(94,269)	(51,426)	(72,649)
Loss from operations	(94,269)	(51,426)	(72,017)
Interest income	7,611	7,486	9,294
Other expenses, net	(1,682)	(4,718)	(8,090)
Equity in loss of affiliates	—	(1,038)	(11,404)
Loss from continuing operations before income tax expense	(88,340)	(49,696)	(82,217)
Income tax expense	—	—	—
Loss from continuing operations	$(88,340)	$(49,696)	$(82,217)

Discontinued operations:
Loss from operations of discontinued operations	$—	$(6,898)	$(125,512)
Income tax expense	—	—	—
Gain on sale of discontinued operations	—	34,364	—
Gain (loss) from discontinued operations	$—	$27,466	$(125,512)

Net loss	$(88,340)	$(22,230)	$(207,729)
Net loss attributable to redeemable noncontrolling interests	(42,071)	—	—
Net loss attributable to NovaBridge	$(46,269)	$(22,230)	$(207,729)

Comprehensive income (loss):
Net loss	$(88,340)	$(22,230)	$(207,729)
Unrealized gain (loss) on available-for-sale debt securities, net of tax	11,580	(8,168)	—
Reclassification of accumulated gains on available-for-sale debt securities to earnings	(3,412)	—	—
Foreign currency translation adjustments, net of tax	(6)	1,781	5,605
Total other comprehensive loss	$(80,178)	$(28,617)	$(202,124)
Comprehensive loss attributable to redeemable noncontrolling interests	(42,071)	—	—
Comprehensive loss attributable to NovaBridge	$(38,107)	$(28,617)	$(202,124)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	220,258,932	186,728,372	191,423,850
Net loss per share from continuing operations attributable to NovaBridge - basic and diluted	$(0.21)	$(0.27)	$(0.43)
Net gain (loss) per share from discontinued operations - basic and diluted	$—	$0.15	$(0.66)
Net loss per share attributable to NovaBridge - basic and diluted	$(0.21)	$(0.12)	$(1.09)

Net loss per ADS attributable to NovaBridge from continuing operations - basic and diluted	$(0.48)	$(0.61)	$(0.99)
Net gain (loss) per ADS from discontinued operations - basic and diluted	$—	$0.34	$(1.51)
Net loss per share attributable to NovaBridge - basic and diluted	$(0.48)	$(0.27)	$(2.50)

The accompanying notes are an integral part of these consolidated financial statements.

NovaBridge Biosciences

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, except for share data, unless otherwise noted)

						Accumulated
	Ordinary share					other
	($0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
Balance as of December 31, 2022	192,532,460	$19	(1,652,541)	$(3,006)	$1,442,714	$34,166	$(1,056,080)	$417,813
Foreign currency translation adjustments	—	—	—	—	—	5,605	—	5,605
Net loss	—	—	—	—	—	—	(207,729)	(207,729)
Share-based compensation	—	—	—	—	27,348	—	—	27,348
Exercise of stock options	280,568	—	126,874	120	287	—	—	407
Issuance of ordinary shares for RSUs	1,260,701	—	3,722,394	3,523	(3,523)	—	—	—
Repurchase of shares	—	—	(10,656,794)	(8,644)	—	—	—	(8,644)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—		—	7,784	—	—	7,784
Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584

Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584
Foreign currency translation adjustments	—	—	—	—	—	1,781	—	1,781
Net loss	—	—	—	—	—	—	(22,230)	(22,230)
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(8,168)	—	(8,168)
Share-based compensation	—	—	—	—	(13,510)	—	—	(13,510)
Issuance of ordinary shares for RSUs	—	—	2,252,047	2,117	(2,117)	—	—	—
Repurchase of shares	—	—	(413,214)	(335)	—	—	—	(335)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—	—	—	1,038	—	—	1,038
Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160

Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160
Foreign currency translation adjustments	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	(46,269)	(46,269)
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	11,580	—	11,580
Reclassification of accumulated gains on available-for-sale debt securities to earnings	—	—	—	—	—	(3,412)	—	(3,412)
Share-based compensation	—	—	—	—	5,974	—	—	5,974
Issuance of ordinary shares in underwritten offering, net of expenses	76,666,659	8	—	—	61,706	—	—	61,714
Exercise of stock options	—	—	347,843	327	(127)	—	—	200
Issuance of ordinary shares for RSUs	—	—	910,894	856	(856)	—	—	—
Balance as of December 31, 2025	270,740,388	$27	(5,362,497)	$(5,042)	$1,526,718	$41,546	$(1,332,308)	$230,941

The accompanying notes are an integral part of these consolidated financial statements.

NovaBridge Biosciences

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, unless otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net loss	$(88,340)	$(22,230)	$(207,729)
Less: net gain (loss) from discontinued operations	—	27,466	(125,512)
Net loss from continuing operations	(88,340)	(49,696)	(82,217)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations
Share-based compensation	5,974	(1,949)	10,239
Change in fair value and extinguishment of put right liabilities	—	(13,852)	1,118
Equity in loss of affiliates	—	1,038	11,404
Depreciation of property, equipment and software	68	261	475
Impairment of goodwill	—	—	23,041
Settlement of TJ Biopharma repurchase obligations	—	12,388	—
Amortization of right-of-use assets	788	717	586
Impairment of fixed assets	—	1,246	—
(Gain) loss on disposal of property and equipment	16	(11)	—
Change in fair value of short-term and other investments	—	—	(221)
Fair value of acquired IPR&D asset expensed to R&D costs, net cash paid	42,071	—	—
Recognition of accumulated gain associated with available-for-sale debt securities	(3,412)	—	—
Change in fair value of equity securities	5,164	—	—
Changes in operating assets and liabilities
Prepayments and other receivables	(703)	(1,904)	28
Accruals and other payables	18,081	(213)	(35,681)
Other non-current liabilities	512	(106)	(894)
Operating lease liability, net	(816)	(588)	(575)
Net cash used in operating activities from continuing operations	(20,597)	(52,669)	(72,697)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	154,885	109,834	85,000
Purchase of short-term and other investments	(49,960)	(194,748)	(100,000)
Purchase of available-for-sale debt securities	—	(51,115)	—
Purchase of property, equipment and software	(7)	(48)	(164)
Proceeds from disposal of property and equipment	47	62	—
Net cash generated from (used in) investing activities from continuing operations	104,965	(136,015)	(15,164)
Cash flows from financing activities
Proceeds from underwritten offering, net	61,714	—	—
Payments of deferred offering costs	(4,189)	—	—
Payment for stock repurchases	—	(335)	(8,644)
Proceeds from exercise of stock options	200	—	407
Net cash generated from (used in) financing activities from continuing operations	$57,725	$(335)	$(8,237)

NovaBridge Biosciences

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, unless otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Discontinued operations:
Net cash used in operating activities	$—	$(27,498)	$(109,791)
Net cash (used in) generated from investing activities	—	(22,289)	26,077
Net cash (used in) generated from financing activities	—	(4,171)	9,911
Net cash used in discontinued operations	—	(53,958)	(73,803)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	276	573	5,197
Net increase (decrease) in cash and cash equivalents	142,369	(242,404)	(164,704)

Cash and cash equivalents, beginning of year	68,263	310,667	475,371
Cash and cash equivalents, end of year	$210,632	$68,263	$310,667

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$1,011	$805	$739
Right-of-use assets obtained in exchange for operating lease obligations	$—	$282	$1,426
Non-cash activities
Accrued acquisition costs and deferred payments associated with Bridge Health acquisition	$2,375	$—	$—
Unrealized gain (loss) on available-for-sale debt securities	$11,580	$(8,168)	$—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:
Cash and cash equivalents	$210,632	$68,263	$291,506
Cash and cash equivalents in current assets of discontinued operations	—	—	10,843
Restricted cash in non-current assets of discontinued operations	—	—	8,318
Total cash and cash equivalents and restricted cash	$210,632	$68,263	$310,667

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

NovaBridge Biosciences (the “Company” or “NovaBridge”), formerly known as I-Mab, was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. On January 17, 2020, the Company became listed on the Nasdaq Global Market in the United States. The Company and its subsidiaries (together the “Group”) are a global biotechnology platform company dedicated to bringing paradigm-shifting, innovative treatments to the global markets in an accelerated and capital efficient manner. Effective October 29, 2025, the Company changed its name from I-Mab to NovaBridge Biosciences.

On February 6, 2024, the Group entered into definitive agreements with I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd. and referred to herein as “TJBio Hangzhou”) and a group of China-based investors. Pursuant to the definitive agreements, the Group transferred 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd (later renamed to TJ Biopharma (Shanghai) Co. Ltd. and referred to herein as “TJBio Shanghai”), a former wholly-owned subsidiary of the Company that operated the Company’s business in China to TJ Biopharma (Hangzhou) Co., Ltd., collectively known as “TJ Biopharma” after the completion of the equity transfer transaction, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma’s achievement of certain future regulatory and sales-based milestone events as well as royalties. The transaction was completed on April 2, 2024. See Note 4 – Disposal of TJBio Shanghai for details of the transaction.

On September 24, 2025, the Group established Visara Inc. (“Visara”), a wholly-owned subsidiary incorporated in Delaware, to facilitate the Group’s expansion into the field of ophthalmology. On October 14, 2025, the Group entered into a Series A preferred stock subscription agreement (the “Series A Subscription Agreement”) with Visara and AffaMed Therapeutics (HK) Limited (“AffaMed”) pursuant to which the Group subscribed to 35,000,000 shares of Visara’s Series A preferred stock for an aggregate purchase price of approximately $37.0 million. See Note 5 – Asset Acquisitions and Strategic Transactions for details of the transaction.

On October 28, 2025, the Group’s wholly-owned subsidiary, I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”), acquired 100% ownership of Bridge Health Biotech Co., Ltd (“Bridge Health”) pursuant to an equity purchase agreement. The transaction provides us with the rights worldwide, subject to a bispecific collaboration agreement with ABL Bio, Inc., (“ABL Bio”), to bispecific and multi-specific applications, including bispecific and multi-specific antibodies and antibody drug conjugates (“ADCs”), based on the Claudin 18.2 (“CLDN18.2”) parental antibody used in givastomig. See Note 5 – Asset Acquisitions and Strategic Transactions for details of the transaction.

On October 31, 2025, the Group submitted an application with the Stock Exchange of Hong Kong Limited (the “HKEX”) for a proposed dual primary listing by way of an initial public offering of its ordinary shares on the Main Board of the HKEX.

Unless otherwise indicated, the information in the notes to the consolidated financial statements refers only to NovaBridge continuing operations.

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

			Percentage
			of direct
			or indirect
		Date of	ownership
	Place of	incorporation or	by the
Subsidiaries	incorporation	acquisition	Company	Principal activities
I-Mab Biopharma US Ltd.	United States	February 28, 2018	100%	Research and development of innovative medicines
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	People’s Republic of China	July 15, 2017	100%	Research and development of innovative medicines
Visara, Inc.	United States	September 24, 2025	65%	Research and development of innovative medicines
Bridge Health Bio-Tech (Shanghai) Co., Ltd. (“Bridge Health”)	People’s Republic of China	October 28, 2025	100%	Intellectual property holding

NovaBridge Biosciences

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

Consolidation

The Group consolidates entities in which it has a controlling financial interest in accordance with either the variable interest entity model (the “VIE model”) or the voting interest model (the “VOE model”) under Accounting Standard Codification (“ASC”) 810, Consolidations.

The Group is required to first evaluate whether it holds a variable interest in an entity, and if so, whether the entity qualifies as a variable interest entity (“VIE”). An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered VIE unless the limited partners hold substantive kick-out or participating rights over the general partner. The Group consolidates a VIE when it determines that it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

If the Group determines that it does not hold a variable interest in an entity, it then applies the VOE model. Under the VOE model, the Group consolidates an entity when it holds a majority voting interest.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting (see Note 8 – Investments and Put Right Liabilities).

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of investments in available-for-sale debt securities, investments in equity securities, redeemable non-controlling interests, put right liabilities, impairment of other receivables, long-lived assets, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, accrued research and development expenses, cost-to-cost measure of progress for over time performance obligations, variable consideration in collaboration revenue arrangements, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and provision for ongoing litigation. Management bases the estimates on historical experience,

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Fair value measurements

The Group’s financial assets and liabilities are primarily comprised of cash and cash equivalents, short-term investments, investments in available-for-sale debt securities, investments in equity securities, other receivables, accruals and other payables, and other non-current liabilities. As of December 31, 2025 and 2024, except for investments in available-for-sale debt securities and investments in equity securities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. The Group measures investments in available-for-sale debt securities and investments in equity securities at fair value at each balance sheet date. Changes in fair value of the investments in equity securities are recognized in other income(expense), net in the consolidated statements of comprehensive loss. Changes in fair value of investments in available-for-sale debt securities were recorded as a component of accumulated other comprehensive loss.

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

Foreign currency translation

Effective April 2, 2024, the Group changed its reporting currency from Chinese Renminbi (“RMB”) to United States Dollar (“U.S. Dollar”). The change was made to align the reporting currency with the underlying operations of the Group as the majority of its expenses, assets, liabilities and shareholders' equity were denominated in the U.S. Dollar upon the completion of its Greater China assets and business operations divestiture on April 2, 2024. The U.S. Dollar is the functional currency of the Group’s entities incorporated in the Cayman Islands, the United States of America (“U.S.”) and Hong Kong, and the RMB is the functional currency of the Group’s People’s Republic of China (“PRC”) subsidiaries.

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

NovaBridge Biosciences

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

Deferred offering costs

Incremental costs directly attributable to an equity offering are recorded as an asset on the Group’s consolidated balance sheets when incurred. Upon the successful completion of the offering, these deferred offering fees are reclassified to additional paid-in capital as a reduction of the proceeds. If the Group determines the associated equity offering will not be completed, the deferred offering fees are expensed in the period such determination is made.

Impairment of long-lived assets

Long-lived assets, such as property, plant, and software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the year ended December 31, 2024, the Group recognized $1.2 million of impairment related to long-lived assets held for sale. There was no impairment of the value of the Group’s long-lived assets for the years ended December 31, 2025 and 2023.

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

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. For the year ended December 31, 2023, as a result of the impairment assessment, the Group identified that the carrying amount of the Group's single reporting unit had exceeded its fair value, and therefore recognized

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

goodwill impairment of $23.0 million. The Group did not recognize any goodwill impairment for the years ended December 31, 2025 and 2024.

Long-term investments

Equity securities

The Group accounts for investments in equity securities at fair value in accordance with ASC 321, Investments—Equity Securities. Equity securities with readily determinable fair values are measured at fair value, with changes in fair value recognized in other income (expense), net in the consolidated statements of comprehensive loss. For securities without readily determinable fair values, the Group may elect the measurement alternative method under ASC 321, and has elected this alternative to measure the ordinary shares held in TJ Biopharma. Such investments are measured at cost adjusted for impairment, if any, and for observable price changes resulting from orderly transactions for the identical or similar investment of the same issuer. The Group evaluates these investments for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment losses or adjustments resulting from observable price changes are recognized in other income (expense), net in the consolidated statements of comprehensive loss. The Group periodically reassess whether equity securities qualify for the measurement alternative, including whether a readily determinable fair value has become available.

Available-for-sale debt securities

The Group had investments in contingently redeemable preferred shares of an investee that feature redemption rights upon a future liquidity event by a specified date that were not within the control of the investor or the issuer of the preferred shares. The investments were accounted for as an available-for-sale debt securities in accordance with ASC 320, Investments—Debt Securities. The investments were reported at fair value with the related unrealized gains and losses included as a component of accumulated other comprehensive loss. For investments in an unrealized loss position, the Group assess whether it intends to sell the security or will more likely than not be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value and the impairment is recognized in other income (expense), net in the consolidated statements of comprehensive loss. If the security does not meet the aforementioned intent or requirement to sell criteria, the Group evaluates whether the decline in fair value is due to credit-related factors. Any impairment due to credit-related losses are recorded as an allowance for credit losses and are included in other income (expense), net in the consolidated statements of comprehensive loss.

Equity method investments

Prior to the divestiture of its Greater China assets and business operations, the Group held an equity investment in an affiliate in which it did not have a controlling financial interest, but had the ability to exercise significant influence over the operating and financial policies of the investee. Accordingly, the investment was accounted for using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially recorded its investments at fair value and subsequently adjusted the carrying amount to recognize its proportionate share of the equity investee’s net income or loss after the date of investment. When the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests, applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, for such investments, the Group applied the Hypothetical Liquidation at Book Value (“HLBV”) method to allocate earnings or losses. The HLBV method is a balance sheet approach under which a calculation is prepared at each balance sheet date to determine the amount that the Group would receive if an equity investee were to liquidate all of its assets (as valued in accordance with U.S. GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The Group’s share of earnings or losses for the period is the difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, adjusting for capital contributions and distributions.

With respect to the share-based compensation awarded by an equity method investee to its own employees, the Group recognized its proportionate share of the compensation expense over the vesting period, which was included in the equity in loss of affiliates in the consolidated statements of comprehensive loss. For share-based compensation awarded by the Group to the equity method investee employees that are based on the Group’s stock, when the other investors did not provide proportionate value to the investee or the Group did not receive any consideration, the Group expensed the entire cost associated with the award in the same period the costs were recognized by the investee, to the extent that the Group’s claim on the investee’s book value has not been increased. The expenses recognized by the Group were included in the equity in loss of affiliate in the consolidated statements of comprehensive loss.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group discontinued applying the equity method in 2023 when the carrying amount of the investment was reduced to zero by the investee’s losses. The Group evaluated the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the year ended December 31, 2023 related to the equity method investments.

For details on the Group’s investments, See Note 8 – Investments and Put Right Liabilities.

Redeemable Noncontrolling Interests

For consolidated subsidiaries that are less than wholly-owned, noncontrolling interests (“NCI”) represent the third-party equity interests in the subsidiaries that are not attributable, directly or indirectly, to the Group. NCI that contain redemption features not solely within the Group’s control are classified as redeemable noncontrolling interests (“redeemable NCI”) and presented outside of permanent equity as mezzanine equity in the consolidated balance sheets.

The Group’s redeemable NCI relate to AffaMed’s investment in shares of Series A preferred stock of Visara. The redeemable NCI is initially recognized at fair value of the assets acquired from AffaMed in exchange for shares of Series A preferred stock. See Note 5 – Asset Acquisitions and Strategic Transactions for a detailed description of the valuation methodology, including significant inputs and assumptions applied by the independent third-party valuation specialist and management’s evaluation of the valuation results. Subsequent to the initial recognition, the carrying amount of the redeemable noncontrolling interests is adjusted for the NCI holder’s share of income or loss using the HLBV method, as the liquidation rights for the Series A preferred stock investors are disproportionate to their relative ownership percentages.

If redemption of the redeemable NCI is not currently probable, no additional adjustments to the carrying amount are required. When redemption becomes probable, the Group accretes the carrying amount of the redeemable NCI to their redemption value from the date redemption becomes probable through the earliest redemption date. At each reporting period, redeemable NCI are measured at the greater of (i) the initial fair value, as adjusted for income or loss attribution, or (ii) the redemption value. As of December 31, 2025, the Group deemed that redemption of the Series A preferred stock was not probable. Accordingly, subsequent measurement of the redeemable NCI during the year ended December 31, 2025 was limited to the net loss attribution under the HLBV method.

For additional information regarding the Group’s redeemable NCI, see Note 5 – Asset Acquisitions and Strategic Transactions.

Asset Acquisitions and Acquired In-Process Research and Development Expenses

The Group evaluates acquisitions under the guidance of ASC 805, Business Combinations, to determine whether a transaction should be accounted for as a business combination or an asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. In an asset acquisition, the cost of the acquisition is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, and no goodwill is recognized. Direct transaction costs are recognized as part of the acquisition cost. Intangible assets acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development (“IPR&D”) assets. Acquired IPR&D assets that do not have an alternative future use are expensed immediately as research and development expenses in the consolidated statements of comprehensive loss.

Contingent consideration arrangements in asset acquisitions that do not meet the definition of a derivative are accounted for in accordance with ASC 450, Contingencies, and are recognized when the contingency is resolved and the consideration becomes probable and estimable. Such amounts are recognized as research and development expenses in the period in which the Group becomes obligated to make the contingent milestone payments.

For additional information regarding the Group’s assets acquisitions, see Note 5 – Asset Acquisitions and Strategic Transactions.

NovaBridge Biosciences

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

Licenses of Intellectual Property: Upfront, non-refundable payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For a license that is determined to be distinct, the Group recognizes revenues in the amount of upfront, non-refundable fees allocated to the license at a point in time, whereupon the license is transferred to the licensee and the licensee is able to use and benefit from the license.

Research and Development Services: The portion of the transaction price allocated to the performance obligations of research and development services is deferred and recognized as revenue over time as delivery or performance of such services is provided to the Group’s customers.

Milestone Payments: At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, the Group (i) evaluates whether the achievement of milestones are considered probable and to the extent that a significant reversal of cumulative revenue would not occur in future periods, and (ii) estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Group re-evaluates the probability of achieving such development milestones and any related constraint and, if necessary, adjusts the estimate of the overall transaction price. Any resulting adjustment is recorded on a cumulative catch-up basis, which would affect the Group’s reported revenues and earnings in the period of the adjustment.

NovaBridge Biosciences

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

Cost-to-cost measure of progress for over time performance obligations

Under certain licensing and collaboration arrangements entered into with a business partner, the Group recognizes revenue using the cost-to-cost measure. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date to the total estimated costs for completion of the performance obligations. The Group generally uses a cost-to-cost measure of progress because it best depicts the transfer of benefits to a licensee. The Group applies significant judgment in estimating the total costs for completion of performance obligations under such licensing and collaboration arrangements.

Research and development expenses

Elements of research and development expenses primarily include (i) salaries and related benefit costs, including share-based compensation, for personnel engaged in research and development activities, (ii) fees and other costs associated with the exclusive development rights of the Group’s in-licensed drug candidates, (iii) fees for services provided by contract research organizations (“CROs”), investigators and clinical trial sites that conduct the Group’s clinical studies, (iv) expenses relating to the development of the Group’s drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses. Research and development expenses are recognized in expenses as incurred when these expenditures are used for the Group’s research and development activities and have no alternative future uses.

The Group applies judgment in estimating the progress of its research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end. The process of estimating its research and development expenses involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated costs incurred for the services when the Group has not yet been invoiced or otherwise notified of the actual costs.

The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug candidate, as well as pre-commercial milestone payments, are immediately expensed as acquired, IPR&D expenditures in the period in which they are incurred, provided that the new drug candidate does not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized over the estimated remaining useful life of the related drug candidate. All development expenditures are recognized in profit or loss when incurred, as long as the conditions enabling capitalization of development expenses as an asset have not yet been met.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Leases

In accordance with ASC 842, Leases (“ASC 842”) adopted on January 1, 2019, the Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Group’s consolidated balance sheets. The Group does not have any finance leases.

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

Share-based compensation

The Group grants restricted shares (“RSUs”) and stock options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards, if equity-classified, are measured at the grant date fair value of the awards and are recognized as expenses over the requisite period of the award, which is generally the vesting term of share-based payment awards. Share-based compensation expense are allocated between research and development and administrative expenses in the consolidated statements of comprehensive loss.

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

The Group generally estimates the fair value of stock option awards granted using the Black-Scholes Option Pricing Model (“BSOPM”) and a single option award approach. In certain cases and depending upon the nature of any given award and prevailing best practices for such awards, the Group may employ Monte Carlo simulation or a Binomial Option Pricing Model (“BOPM”). These models require various significant judgmental assumptions in order to derive a fair value determination for each type of award, including the expected term, expected volatility, time to maturity, exercise multiple, expected dividend yield, and risk-free interest rate. The Group gives consideration to the historical volatilities of the Group and of similar entities, when estimating the forward-looking volatility of its Ordinary Share Equivalent price. Ordinary Share Equivalent refers to the number of ordinary shares into which an option, RSU, or other

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

equity-based instrument would convert at the election of the holder on a proportional basis, considering the ratio of ADS to ordinary shares. The Group’s ADSs are publicly traded, whereas the Group’s ordinary shares are not. The valuation of stock options, RSUs, or other equity-based instruments is based on the implied ordinary share price, derived from the market price of ADSs, adjusted for the ADS-to-ordinary-share conversion ratio and any applicable differences in liquidity, marketability, or other relevant factors. Expected volatility is derived from a combination of the historical volatilities of the Group and select publicly traded peers for a period consistent with the underlying instrument’s expected term. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The expected exercise multiple is estimated as the average ratio of the stock price to the exercise price when employees decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, the expected exercise multiple used in the Binomial Option Pricing Model for the 2023 grants was estimated by referencing to a widely-accepted academic research publication. The risk-free interest rate is based on the yield curve of a zero-coupon, U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. Dividend yields are based on the Group’s history and expected future actions. The Group has historically not paid dividends and has no foreseeable plans to pay dividends. All grants of stock options generally have an exercise price equal to or greater than the fair market value of the Group’s Ordinary Share Equivalent on the date of grant.

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

The Group evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Group's chief operating decision maker (the “CODM”) in deciding how to allocate resources and assessing performance. The Group’s CODM is the Chief Executive Officer. The Group has determined that it operates in two distinct operating segments and has two reportable segments. For additional information regarding the Group’s segments, see Note 3 – Segments.

Loss per share

The Group presents basic and diluted loss per share and is reported separately for continuing operations and discontinued operations. Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Net loss attributable to ordinary shares reflect consolidated net loss adjusted for net loss attributable to noncontrolling interests. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the issuance of

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

ordinary shares for restricted shares units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

The Group uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive for purposes of reporting loss per share for discontinued operations.

Recent accounting pronouncements

Adopted in current reporting period

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires disaggregation of the effective rate reconciliation into standard categories, enhances disclosure of income taxes paid, and modifies other income tax-related disclosures. The standard is effective for the Group for annual periods beginning after December 15, 2024, with early adoption permitted. The Group adopted ASC 2023-09 on a prospective basis and implemented the applicable disclosure requirements for the year ended December 31, 2025. Adoption of ASU 2023-09 only impacted the Group’s footnote disclosures with no impact to its operations, cash flows, or financial conditions. See Note 10 – Income Taxes for related disclosures.

To be adopted in future periods

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The standard requires entities to disaggregate operating expenses into specific categories, such as employee compensation, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. The standard is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 is currently not expected to have a material impact on the Group’s consolidated financial statements.

3. SEGMENTS

The Group periodically reassesses its operating and reportable segments to reflect its view of the business, including changes in organizational structure, business strategy, or the nature of its drug candidates. Following the adoption of a new business model announced in October 2025 to transition into a biotechnology platform company, and the related establishment of Visara to obtain the license for VIS-101, a biologic targeting VEGF-A and ANG2 for treatment of wet age-related macular degeneration (“Wet AMD”) and diabetic macular edema (“DME”), the Group reassessed its identification of CODM and its operating and reportable segments under ASC 280, Segment Reporting. As a result of this reassessment, Group determined that the Chief Executive Officer remained its CODM. However, the Group’s operations are now managed in two reportable segments: oncology and ophthalmology.

The oncology operating segment focuses on the research and development of precision immuno-oncology agents for the treatment of cancer. The ophthalmology operating segment focuses on research and development of ophthalmologic indications such as Wet AMD and DME. Each operating segment has distinct drug candidates that target different patient populations and require different scientific approaches and clinical trials. Accordingly, the operating segments are not permitted to be aggregated as they do not exhibit similar economic characteristics and other operating similarities. This represents a change from prior period, during which the Group operated and reported as a single reportable segment.

The CODM reviews financial information presented at the therapeutic drug candidate level on a quarterly basis to assess segment performance and to allocate resource based on segment net loss. In addition, the CODM reviews budget to actual variances of segment expenses as a part of its segment performance assessment. The CODM does not regularly review asset level information by reportable segments. The Group does not distinguish between geographic markets for the purpose of internal reporting.

Substantially all of the Group’s long-lived assets are held in the U.S.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group’s CODM is regularly provided with the following disaggregated expense information included in the consolidated statements of comprehensive loss:

				Year Ended December 31,
	Year Ended December 31, 2025			2024	2023
	Oncology	Ophthalmology (1)	Total	Oncology
Segment revenue	$—	$—	$—	$—	$632
Less:
Segment research and development expenses:
Direct clinical development expenses	4,840	—	4,840	8,621	8,467
Employee-related expenses	6,002	27	6,029	8,625	10,525
Other research and development expenses(2)	4,773	47,263	52,036	4,524	2,456
Segment administrative expenses(3)	28,390	2,974	31,364	29,656	28,160
Other segment items(4)	(5,929)	—	(5,929)	(1,730)	33,241
Segment net loss	$(38,076)	$(50,264)	$(88,340)	$(49,696)	$(82,217)

(1)
Refer to Note 5 – Asset Acquisitions and Strategic Transactions for details on the formation of Visara and the ophthalmology segment in the fourth quarter of 2025.
(2)
Other research and development expenses include acquisition of IPR&D assets, professional service fees and other R&D overhead expenses.
(3)
Segment administrative expenses include professional service fees and other administrative overhead expenses.
(4)
Other segment items include impairment of goodwill, equity in loss of affiliate, interest income, recognition of accumulated gain associated with available-for-sale debt securities, change in fair value of equity securities, certain other expenses and income, foreign currency exchange gains and losses, amortization and depreciation expense, sub-lease income and certain rent expenses.

The segment results have been recast for all periods to reflect the continuing operations of the Group. The ophthalmology reportable segment was established in the fourth quarter of 2025, and therefore, no segment results are presented for periods prior to its establishment. For the year ended December 31, 2025, administrative expenses and certain other segment items are allocated to the oncology segment, which is consistent with how the CODM reviews operating performance and allocate resources.

4. DISPOSAL OF TJBIO SHANGHAI

On April 2, 2024, as a part of the strategic shift to become U.S.-based, the Group completed the divestiture of its Greater China assets and business operations. The Group transferred 100% of the outstanding equity interest in TJBio Shanghai to TJBio Hangzhou, an unconsolidated investee (now collectively known as TJ Biopharma), on a cash-free and debt-free basis, for an aggregate consideration of the RMB equivalent of up to $80 million, contingent on TJ Biopharma's achievement of certain future regulatory and sales-based milestone events as well as royalties. The contingent consideration did not meet the definition of a derivative, and as such, the Group elected to account for it as a gain contingency in accordance with ASC 450, Contingencies, and deferred the recognition of the contingent consideration until it becomes realized or realizable. Upon the completion of the divestiture transaction on April 2, 2024, the Group ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results, which includes the future development costs of the divested Greater China assets and business operations.

In accordance with ASC 205-20, Presentation of Financial Statements —Discontinued Operations, TJBio Shanghai met the criteria as a discontinued operation as of April 2, 2024. On April 2, 2024, the assets relevant to the sale of TJBio Shanghai with a carrying value of $33.1 million were classified as assets held for sale, the liabilities relevant to the sale of TJBio Shanghai with a carrying value of $83.7 million were classified as liabilities held for sale. The Group recognized an operational loss of $6.9 million from the results of TJBio Shanghai and a gain of $34.4 million from the sale of TJBio Shanghai during the year ended December 31, 2024. Included in the $34.4 million gain is the carrying value of intangible assets related to eftansomatropin alfa and TJ103 totaling $16.2 million, which were acquired from the business combination of I-Mab Tianjin and Tasgen Group, but the Group no longer retains the associated rights after divestiture of the Greater China assets and business operations. As of December 31, 2025, the gain contingency related to the contingent consideration were not resolved, therefore, no additional gain was recognized related to the sale of TJBio Shanghai during the year ended December 31, 2025.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following is a reconciliation of the amounts of major classes of loss from operations classified as discontinued operations in the consolidated statements of comprehensive loss for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Discontinued Operations:
Revenue	$—	$3,286
Cost of revenues	—	—
Research and development expenses	(12,013)	(93,443)
Administrative expenses	3,331	(36,045)
Interest income	132	1,447
Other income (expenses), net	1,664	(820)
Equity in income (loss) of affiliate	(12)	63
Net loss from discontinued operations	$(6,898)	$(125,512)

The discontinued operations has no associated income tax expense or benefit. Any potential income tax benefit has a full valuation allowance as it is more likely than not those benefits will expire prior to being utilized.

5. ASSET ACQUISITIONS AND STRATEGIC TRANSACTIONS

Visara Series A Subscription Agreement

On September 24, 2025, the Group established Visara to facilitate the expansion into the field of ophthalmology through the development and commercialization of VIS-101, a biologic targeting VEGF-A and ANG2 for patients with Wet AMD and DME.

On October 14, 2025, the Group entered into the Series A Subscription Agreement with Visara and AffaMed, pursuant to which:

•
The Group subscribed to 35,000,000 shares of Series A preferred stock of Visara for an aggregate purchase price of approximately $37.0 million, resulting in an approximately 65% ownership interest in Visara.
•
AffaMed subscribed to 16,150,000 shares of Series A preferred stock of Visara for the assignment of certain rights, title, and interest related to VIS-101 in countries worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea and India (the “ex-China Rights”) under the existing license and data agreements between AffaMed and AskGene Pharma, Inc. (“AskGene”) (the “Assignment”), resulting in an approximately 30% ownership interest in Visara.
•
Visara paid $5.0 million in cash to AffaMed in connection with the Assignment.
•
Visara agreed to pay $2.0 million to ABio-X Holdings, Inc. (“ABio-X”) for business development and related services provided to Visara prior to its formation.
•
Visara authorized and reserved 2,700,000 shares of common stock for its employee stock ownership plan.

The transactions under the Series A Subscription Agreement (the “Series A Financing”) provided funding for the licensing of certain assets and for working capital purposes. The Series A Financing closed in October 2025.

AffaMed and ABio-X are related parties of the Group. See Note 17 – Related Party Balances and Transactions for details regarding the Group’s related party relationships and transactions. See Note 13 – Licensing and Collaboration Arrangements for Visara’s licensing transactions.

In connection with the Series A Financing, Visara acquired ex-China Rights to VIS-101 from AffaMed through the Assignment in exchange for Series A preferred stock and $5.0 million in cash consideration. The transaction was evaluated under ASC 805, Business Combinations and determined to be an asset acquisition, as substantially all of the fair value of the gross assets acquired was concentrated in a single identified IPR&D asset and the transaction did not meet the definition of a business under ASC 805. As a part of the Assignment, the Group may be required to make contingent future payments of up to $115.0 million and $360.0 million in development and sales milestones, respectively, upon the achievement of specified contingent events under the license agreements between AffaMed

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

and AskGene Pharma. The Group will recognize the contingent consideration when it the contingent payments become probable and reasonably estimable under ASC 450, Contingencies.

The IPR&D asset was measured at its fair value on the acquisition date. The Group engaged an independent third-party valuation specialist to assist in estimating the fair value of ex-China Rights to VIS-101. As a part of the valuation process, market research was performed to assess the commercial potential of VIS-101, including interviews with key opinion leaders, ophthalmologists, and payors for each targeted indication, as well as reviews of published clinical data, market reports and industry data. The fair value was determined using an income approach-based discounted cash flow model. Significant assumptions include revenue growth rates derived from uptake curves, patient penetration, and gross-to-net trends, probability of success for each indication, estimated cost of sales, expected research and development and operating expense percentages, applicable income tax rates, and discount rate derived from a weighted average cost of capital based on a set of comparable companies. Additionally, the Group considered observable transaction pricing from NovaBridge’s cash investment in Visara, the cumulative development cost incurred in the underlying IPR&D asset prior to the transaction, together with other qualitative factors in assessing the overall reasonableness of the estimated fair value.

Because the acquired IPR&D asset has no alternative future use, the fair value of $47.1 million was expensed immediately as research and development expenses in the consolidated statement of comprehensive loss for the year ended December 31, 2025. In connection with the Visara transaction, the Group recorded $2.0 million in administrative expenses related to the payment to ABio-X.

The Group evaluated its investment in Visara under the VIE model in accordance with ASC 810, Consolidations and concluded that Visara does not meet the definition of a VIE as it has sufficient equity investment at risk to finance its current activities without requiring additional subordinated financial support. As NovaBridge holds a controlling financial interest in Visara, the Group consolidates Visara through the voting interest model. Upon the Group’s consolidation of Visara, AffaMed’s ownership interest in Visara is accounted for as a NCI in the Group’s consolidated financial statements. The NCI is classified as a mezzanine (or temporary) equity because the Series A preferred stock held by AffaMed is redeemable upon events not solely within the Group’s control. The redeemable NCI was initially recognized at fair value and adjusted at each reporting period for its share of Visara’s net loss in accordance with the contractual liquidation waterfall in the Series A Subscription Agreement using the HLBV method. The HLBV method is applied because liquidation provisions of the Series A Subscription Agreement created economic allocations that are not proportional to ownership interest. Under the HLBV method, losses are allocated based on the changes in AffaMed’s claims to Visara’s net assets under a hypothetical liquidation scenario at each reporting period. For the year ended December 31, 2025, the carrying amount of the redeemable NCI was reduced to zero through loss allocations. Losses attributable to redeemable NCI is limited to its carrying amount; accordingly, once the balance is reduced to zero, additional losses are absorbed by the Group as the parent.

The Group deemed that the redemption of the Series A preferred stock was not probable as of December 31, 2025, as such, no accretion to redemption value was recognized for redeemable NCI during the year ended December 31, 2025. If redemption becomes probable, the Group will accrete the carrying value to redemption value over the period from the date redemption becomes probable to the earliest redemption date.

Bridge Health Asset Acquisition

On October 28, 2025, the Company’s wholly-owned subsidiary, I-Mab Hong Kong, acquired 100% ownership of Bridge Health pursuant to an equity purchase agreement. The transaction was accounted for as an asset acquisition under ASC 805, Business Combinations, as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable IPR&D asset. The acquisition provided the Group with the rights worldwide, subject to a bispecific collaboration agreement with ABL Bio, to bispecific and multi-specific applications, including bispecific and multi-specific antibodies and ADCs, based on the CLDN18.2 parental antibody used in givastomig.

Under the terms of the equity purchase agreement, the Group agreed to pay Bridge Health shareholders (i) an upfront payment of $1.8 million, (ii) non-contingent quarterly payments totaling $1.2 million through 2027, and (iii) contingent future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones. The non-contingent quarterly payments were accounted for as seller financing and recognized at their present value using an imputed interest rate and included in the acquisition cost. The future milestone payments did not meet the definition of a derivative, and therefore, not required to be measured at fair value on the transaction date. The Group will recognize the contingent consideration when it becomes probable and reasonably estimable under ASC 450, Contingencies. The Group evaluated the contingent consideration arrangements and determined that the achievement of the related milestones was not considered probable and excluded the amount from the acquisition cost. The total acquisition cost of $2.9 million was allocated entirely to the IPR&D asset and expensed immediately as research and development expense in the consolidated statement of comprehensive loss on acquisition date.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2025	2024
Receivable from collaboration agreement	$1,664	$—
Interest receivable	5	1,042
Prepayments:
– Deferred offering fees(1)	4,189	—
– Prepayments to CRO vendors	—	998
– Prepayments for insurance and other services	519	484
– Prepayments for employee incentives	177	641
Other receivables	124	130
Total prepayments and other receivables	$6,678	$3,295

(1)
Deferred offering fees represent incremental costs directly attributable to the Company’s equity offerings, including legal and other professional fees associated with the Company’s application to the HKEX in connection with a proposed dual primary listing of its ordinary shares. These costs are capitalized as a prepayment in the consolidated balance sheets.

7. LEASES

As of December 31, 2025, the Group has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2031. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024
Assets
Operating lease right-of-use assets, non-current	$2,809	$3,597
Liabilities
Operating lease liabilities, current	$891	$816
Operating lease liabilities, non-current	$2,176	$3,066
Weighted average remaining lease term (years)	3.6	4.6
Weighted average discount rate	5.7%	5.7%

Information related to operating lease activities during the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,
	2025	2024	2023
Operating lease expense	$982	$933	$715
Expense for short-term leases within 12 months	$25	$10	$—

On September 12, 2024, the Group entered into an agreement to sublease its office and laboratory space in San Diego with a total minimum sublease income of $2.7 million over a term of approximately 3 years and 7 months. For the year ended December 31, 2025 and 2024, the Group recognized $1.0 million and $0.3 million in sublease income under the agreement, respectively.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Maturities of lease liabilities were as follows:

Year Ended December 31,
2026	$1,040
2027	1,069
2028	557
2029	337
2030	279
Thereafter	143
Total undiscounted lease payments	$3,425
Less: imputed interest	(358)
Total lease liabilities	$3,067

8. INVESTMENTS AND PUT RIGHT LIABILITIES

Investments in TJ Biopharma

(referred to as TJBio Hangzhou prior to the completion of the TJBio Shanghai Equity Transfer on April 2, 2024)

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

Upon closing of the Series A SPA, the registered capital of TJBio Hangzhou was $30 million. As of December 31, 2020, among the total 25,500,000 outstanding shares of TJBio Hangzhou, 13,500,000 shares were held by I-Mab Hong Kong while the remaining 12,000,000 shares was held by Series A Domestic Investors. Shares subscribed by Management Holdco and ESOP Holdco, totaling 4,500,000 shares, have not yet been purchased by or issued to Management Holdco and ESOP Holdco as of December 31, 2020. Once

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

all 4,500,000 subscribed shares of TJBio Hangzhou are purchased by or issued to Management Holdco and ESOP Holdco, the equity interest in TJBio Hangzhou held by I-Mab Hong Kong, Series A Domestic Investors, Management Holdco and ESOP Holdco would be 45%, 40%, 10% and 5% respectively. For the year ended December 31, 2023, 750,000 shares were issued to Management Holdco, respectively. No shares were issued to Management Holdco for the years ended December 31, 2025 and 2024.

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

As a result of the above transactions, TJBio Hangzhou became an affiliate of the Group on the Series A Closing Date in accordance with ASC 810, since TJBio Hangzhou met the definition of a business under ASC 805. Pipeline candidate related matters were considered to be the activities that most significantly impact the economic performance of TJBio Hangzhou at that stage, and these matters cannot be acted without the consent from Series A Investors Directors. In accordance with ASC 810-10, TJBio Hangzhou was a variable interest entity, and no shareholder shall consolidate TJBio Hangzhou under VIE model as neither party had the power to direct all the activities that most significantly impact the economic performance of TJBio Hangzhou. Therefore, the Group deconsolidated TJBio Hangzhou and retained significant influence in TJBio Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of TJBio Hangzhou was initially measured at fair value in accordance with ASC 810-10-40.

Subsequently, pursuant to TJBio Hangzhou’s articles of association, the Group applied the HLBV method to allocate earnings or losses of TJBio Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests. During the year of 2023, the Group discontinued applying the equity method since the carrying amount of the investment had been reduced to zero, and therefore, did not recognize any earnings or losses of TJBio Hangzhou after 2023.

The purchase price of $3 million committed by Management Holdco under the Series A SPA, representing 10% of the equity of TJBio Hangzhou, was significantly lower than the fair value of the corresponding subscribed shares as of the Closing Date. The excess was considered as share-based compensation to TJBio Hangzhou’s management for the services to be used or consumed in TJBio Hangzhou’s own operations. The share-based compensation was considered granted upon the Closing Date and cliff vests after five years of service from the Series A Closing Date. Consequently, the Group recognized its proportionate share of the compensation expense recorded by TJBio Hangzhou.

Along with the equity transfer transaction, the team of designated management and workforce transferred from the Group to TJBio Hangzhou consists of several grantees under the Group’s 2020 Share Incentive Plan (the “2020 Plan”) and 2021 Share Incentive Plan (the “2021 Plan”). These individuals continued to meet the definition of eligible participants under such plans after their resignation date from the Group. Meanwhile, there has been no change to any of the award terms. The equity transfer transaction did not trigger the modification accounting to the share-based compensation. Additionally, given that TJBio Hangzhou became an affiliate to the Group upon deconsolidation, and that the other shareholders of TJBio Hangzhou are not providing proportionate value to sponsor the 2020 Plan and 2021 Plan nor is the Group receiving any consideration for the awards granted to employees of TJBio Hangzhou, the Group is required, under ASC 323, to expense the full costs of share-based compensation as incurred in the same period as the costs are recognized by TJBio Hangzhou.

In 2024 and 2023, TJBio Hangzhou granted stock options to its employees. Pursuant to TJBio Hangzhou’s articles of association, the Group applied the HLBV method to allocate earnings or losses of TJBio Hangzhou because the liquidation rights and priorities sufficiently differ from what is reflected by the underlying percentage ownership interests.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group recognized the following components of equity loss in affiliates:

	Year Ended December 31,
	2024	2023
Operating losses of TJBio Hangzhou	—	3,620
Share-based compensation related to Management HoldCo	1,095	4,389
Share-based compensation related to 2020 and 2021 Plan awards	(674)	682
Share-based compensation related to awards granted to TJBio Hangzhou employees	617	2,713
Total equity in loss of affiliate	1,038	11,404

Series B Investments

In July 2022, TJBio Hangzhou entered into an equity transfer and investment agreement (the “Series B SPA”) and a shareholders agreement (the “Series B SHA”) with a group of domestic investors (“Series B Domestic Investors”) in China to raise approximately $46 million (in RMB equivalent). Once all the shares of TJBio Hangzhou are purchased by or issued to its investors, including Management Holdco and ESOP Holdco, the Group would hold 40.36% equity interest in TJBio Hangzhou. Pursuant to the Series B SHA, Management Holdco and ESOP Holdco no longer had irrevocably consented to act in concert with I-Mab Hong Kong. TJBio Hangzhou remains the affiliate of the Group. The Series B financing in TJBio Hangzhou was consummated in 2023.

The Group presented the summarized financial information of its long-term investment measured under equity method below in accordance with Rule 4-08 of Regulation S-X;

Year Ended December 31, 2023
Operating data:
Revenue	$17,376
Net loss	$(44,446)

Series C Investment, Equity Transfer and Shares Repurchase Transactions

On February 6, 2024, the Group entered into definitive agreements with TJBio Hangzhou and its investors to transfer the equity interests it held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for the extinguishment of the existing repurchase obligations (see “—Put Right Liabilities” below) owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. Upon the closing of the transaction on April 2, 2024, the total amount of potential repurchase obligations owed by the Group to the non-participating shareholders of TJBio Hangzhou was expected to range from $30 million to $35 million, an amount that included claims in legal arbitration proceedings by certain non-participating shareholders against I-Mab Hong Kong in connection with the divestiture of the Greater China assets and business operations transaction. Subsequently, during the second and third quarters of 2024, the Group entered into share repurchase agreements with the non-participating shareholders and repurchased TJBio Hangzhou's equity interests held by those shareholders for a price based on the investment cost plus a contractual amount of interest. As a result, the corresponding redemption obligations (see “—Put Right Liabilities” below) were fully extinguished. Concurrently with the equity transfer transaction on February 6, 2024, the Group participated in the Series C fundraising of TJBio Hangzhou and invested $19.0 million in exchange for 5.65% of TJBio Hangzhou’s total share capital. Upon the completion of the repurchase transactions and the Series C investment, the Group's total ownership in TJBio Hangzhou was approximately 15% as of December 31, 2024. Following TJBio Hangzhou’s completion of the Series C-2 financing round on September 24, 2025, the Group’s total ownership in TJBio Hangzhou decreased to approximately 12% as of December 31, 2025. The Group does not have the ability to exercise significant influence over the operating and/or financial policies of TJBio Hangzhou given there is no representation on the board of directors or shared management personnel, no participation in TJBio Hangzhou's policy-making processes, or any significant or material intra-entity transactions.

Upon the completion of the TJBio Shanghai Equity Transfer on April 2, 2025 (see Note 4 – Disposal of TJBio Shanghai for more details), TJBio Hangzhou is referred to as TJ Biopharma thereafter.

Pursuant to the Series C shareholder agreement, if TJ Biopharma fails to complete an initial public offering (“IPO”) of its shares before December 31, 2027, or voluntarily withdraws the application for the IPO or the relevant regulatory authorities rejects or disapproves the

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

application for the IPO prior to June 30, 2027, the Series A, B, and C investors will have the right to require TJ Biopharma to repurchase all or part of its investor’s equity interests in cash. The Group’s investment in TJ Biopharma’s preferred shares are therefore contingently redeemable as TJ Biopharma’s redemption obligation is only satisfied upon a future liquidity event by a specified date, which is not within the control of the investors or the issuer. As such, the Group accounted for the investment in TJ Biopharma as available-for-sale debt securities in accordance with ASC 320, Investment — Debt Securities. The investment was reported at fair value as of the transaction date and re-measured at each reporting period, with the changes in unrealized gains and losses included as a component of the accumulated other comprehensive income (loss). Any impairment of the investment due to credit-related losses is reported in the consolidated statements of comprehensive loss.

During the year ended December 31, 2024, the Group recognized $12.4 million of expenses related to the settlement of TJ Biopharma repurchase obligations from the non-participating shareholders as the transaction price was determined based on the non-participating shareholders’ initial investment cost plus a contractual amount of interest compared to the fair value of the investment that was determined by management, using a third-party valuation specialist. The estimated equity value of TJ Biopharma was established using a backsolve method based on the Series C financing transaction of TJ Biopharma. The value was subsequently adjusted as of each reporting period by applying a change in the movement of a selected set of comparable companies and biotech indices (the “equity market adjustment”), and company-specific factors, as applicable. This value was then allocated towards TJ Biopharma’s Series A, B and C capital structure using an option pricing method, or “OPM”, and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another.

The Group used the following significant assumptions and inputs in the backsolve and OPM to determine the fair value of the Series A, B, and C shares as of December 31, 2024:

Investments in available-for-sale debt securities
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

Reclassification of Investment from Debt Securities to Equity Securities

On October 31, 2025 (the “Amendment Date”), the Group executed a Supplemental Agreement with TJ Biopharma pursuant to which certain liquidation preferences and redemption rights of the Series A, B, and C preferred shares automatically terminate upon TJ Biopharma’s formal submission of its application to the HKEX. As a result of this amendment, the Group no longer retains a unilateral redemption right that would require classification as a debt security under ASC 320. Effective on the Amendment Date, the Group

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

reclassified its investment in TJ Biopharma preferred shares from available-for-sale debt securities to equity securities under ASC 321, Investment —Equity Securities.

On the Amendment Date, the available-for-sale debt securities were measured at a fair value of $42.4 million and de-recognized. The estimated equity value of TJ Biopharma was established using a backsolve method based on the C-2 financing transaction of TJ Biopharma completed in the third quarter of 2025. The value was subsequent adjusted by applying the equity market adjustment, and allocated to the Series A, B, and C capital structure using the OPM and liquidation waterfall methodology described above. Upon derecognition, the cumulative unrealized gain of $3.4 million previously recognized in accumulated other comprehensive loss was reclassified into other income (expense), net in the consolidated statement of comprehensive loss. The investments were simultaneously recognized as equity securities with a fair value of $38.5 million on the Amendment Date. The fair value was established using a backsolve method based on the Series C-2 financing transaction applied across all share classes, reflecting the removal of the aforementioned unilateral redemption rights associated with the preferred shares. Subsequent changes in fair value of equity securities reflect an equity market adjustment and are recognized in other income (expense), net in the consolidated statement of comprehensive loss.

As of December 31, 2025, the Group’s investment in equity securities had a fair value of $37.2 million. During the year ended December 31, 2025, the Group recognized $1.8 million of net loss in other income (expense), net in the consolidated statement of comprehensive loss.

Put right liabilities

Pursuant to the Series A SHA and Series B SHA, if TJ Biopharma failed to consummate a public offering of TJ Biopharma’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and Medium-Sized Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of TJ Biopharma in accordance with provisions of the Series A SHA and Series B SHA within four years after September 15, 2020 (the “Repurchase Scenario”), the Series A Domestic Investors and Series B Domestic Investors (collectively, the “Domestic Investors”) had the right to elect to request I-Mab Hong Kong to repurchase all or any part of the equity of TJ Biopharma held by such Domestic Investors within three years of the occurrence of the Repurchase Scenario. I-Mab Hong Kong is obligated to repurchase the equity held by the Domestic Investors in cash or in NovaBridge’s stock (subject to the approval procedures of NovaBridge) within one year from the date on which any of the Domestic Investors delivers request of repurchase in writing. The repurchase price is determined based on the investment cost of the Domestic Investors plus a contractual amount of interest.

The redemption obligation written by I-Mab Hong Kong to the Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and is initially measured at fair value. Subsequent changes in fair value are recorded in other income (expenses), net in the consolidated statements of comprehensive loss.

The estimated fair value of the put right liability was determined by reducing the expected redemption obligation value by the estimated fair value of the underlying preferred shares. The fair value of the preferred shares was estimated using a backsolve method based on TJ Biopharma’s Series C financing. This value was then allocated towards TJ Biopharma’s Series A, B and C capital structure using an OPM, and a waterfall approach based on the order of liquidation preferences of the Series A, B, and C shares relative to one another. The resulting amount was then discounted to present value. The discount factor was derived from the average yield of a set of comparable bond yields with a weighted-average time to maturity approximating the Group’s expected term to redemption, adjusted for company-specific factors and a credit rating reflective of the highly speculative nature of the investment.

The redemption obligations were fully extinguished in 2024 through equity transfer and shares repurchase transactions during the year as described under “—Investments in TJ Biopharma” above.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Fair Value Measurements

The following table summarizes the Group’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2025 and 2024:

	As of December 31, 2025
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, equity securities	$—	$—	$37,241	$37,241

	As of December 31, 2024
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, available-for-sale debt securities	$—	$—	$30,824	$30,824

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Investments in available-for-sale	Investments in		Put right
	debt securities	equity securities		liabilities
Fair value of Level 3 financial liabilities as of December 31, 2023	$—	$—		$13,852
Purchase of available-for-sale debt securities	38,727	—		—
Fair value change of available-for-sale debt securities	(8,168)	—		—
Fair value change and extinguishment of put right liabilities	—	—		(13,852)
Currency translation differences	265	—		—
Fair value of Level 3 financial assets as of December 31, 2024	$30,824	$—		$—
Fair value change of available-for-sale debt securities	11,580	—		—
Reclassification of available-for-sale debt securities to equity securities	(42,404)	38,524	(1)	—
Fair value change of equity securities	—	(1,283)		—
Fair value of Level 3 financial assets as of December 31, 2025	$—	$37,241		$—

(1)
The fair value difference between the available-for-sale debt securities and the equity securities represent the removal of unilateral redemption rights associated with the preferred shares. Refer to “—Reclassification of Investment from Debt Securities to Equity Securities” section above for more details.

9. ACCRUALS AND OTHER LIABILITIES

The following table summarizes the Group’s accrued expenses and other payables as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Accrued research and development expenses	5,437	2,442
Employee salaries and benefits	2,778	2,628
Accrued legal expenses	1,941	1,024
Accrued consulting and other expenses	6,667	1,438
Total accruals and other payables	$16,823	$7,532

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table summarizes the Group’s other current liabilities as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Refundable deposit related to TJ Biopharma preferred shares sale(1)	$7,316	$—
Bridge Health acquisition cost(2)	1,864	—
Incentive payment from depositary bank	—	106
Total other current liabilities	$9,180	$106

(1)
In September 2025, the Group entered into an agreement with TJ Biopharma to facilitate the sale of the Group’s holdings of TJ Biopharma’s preferred shares (See Note 8 – Investments and Put Right Liabilities for additional information related to the preferred shares), whereby TJ Biopharma paid the Group a cash deposit. See Note 19 – Subsequent Events for additional information.
(2)
Represents upfront payment and the current portion of the non-contingent quarterly payments related to the Bridge Health acquisition. See Note 5 – Asset Acquisitions and Strategic Transactions for additional information.

10 – Income Taxes

Cayman Islands

NovaBridge is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, NovaBridge is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

NovaBridge is incorporated in the Cayman Islands, however, has completed its business registration in Hong Kong and has a Hong Kong tax file number. I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. NovaBridge did not record any income tax expense in the consolidated statements of comprehensive loss for the years ended December 31, 2025, 2024 and 2023. For the years ended December 31, 2025, 2024 and 2023, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the Company and I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma U.S. Ltd. and Visara Inc. are incorporated in the U.S. and are subject to U.S. federal corporate income tax at a rate of 21%. I-Mab Biopharma U.S. Ltd. is subject to state income tax in Maryland and several other states at a blended rate of 3.34%, and Visara is subject to state income tax in Texas at a blended rate of 0%. I-Mab Biopharma U.S. Ltd. and Visara Inc. have no taxable income for all periods presented, therefore, no provision for income taxes is required.

China

I-Mab Bio-tech (Tianjin) Co., Ltd. and Bridge Health Biotech Co., Ltd are incorporated in the PRC and are subject to PRC income tax at a rate of 25%. I-Mab Tianjin and Bridge Health have no taxable income for all periods presented, therefore, no provision for income taxes is required.

Loss from continuing operations before income tax expense consisted of the following:

	Year Ended December 31,
	2025	2024	2023
Hong Kong	$(9,024)	$8,915	$(48,898)
Other	(79,316)	(58,611)	(33,319)
Loss from continuing operations before income tax expense	$(88,340)	$(49,696)	$(82,217)

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Although NovaBridge is incorporated in the Cayman Islands, it has completed its business registration in Hong Kong and has a Hong Kong tax file number. As a result, the Group’s domestic tax rate is the Hong Kong statutory income tax rate. Reconciliations of the differences between the Hong Kong statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2025 is as follows:

	Year Ended December 31, 2025
	Amount	Percent
Loss from continuing operations before income tax expense	$(88,340)
Hong Kong statutory tax rate	(14,576)	16.50%
Foreign tax effects:
U.S.
Foreign rate differential	(3,453)	3.9%
Change in valuation allowance	16,116	-18.2%
Other foreign jurisdictions	424	-0.5%
Change in valuation allowance	915	-1.0%
Nontaxable or nondeductible items:
Intercompany items	(1,114)	1.3%
Share-based compensation	761	-0.9%
Other	927	-1.0%
Income tax expense (benefit)	$—	0.0%

Hong Kong does not impose state or local income taxes. Accordingly, there is no state and local income tax effect in the Group’s effective tax rate.

Reconciliations of the differences between the Hong Kong statutory income tax rate and the Group’s effective income tax rate prior to the adoption of ASU 2023-09 for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024	2023
Loss from continuing operations before income tax expense	$(49,696)	$(82,217)
Income tax computed at Hong Kong statutory income tax rate	(8,200)	(13,566)
Effect of tax rates in foreign jurisdictions	(80)	(3,215)
Non-deductible expenses	80	9,681
Net operating losses(1)	(5,155)	—
Intangible assets(1)	1,784	—
Tax credits(1)	(4,534)	—
Other	292	5,110
Changes in valuation allowance	15,813	1,990
Income tax expense (benefit)	$—	$—

(1) 2024 balances reflect deferred tax activity related to prior periods that is offset by the valuation allowance and results in no net impact to income tax expense (benefit).

The principal components of the deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforward(1)	$44,731	$34,484
Depreciation and amortization of property, equipment, software, intangible asset and capitalized R&D expenses(1)	21,438	11,621
Share-based compensation expenses	1,465	1,394
Lease liability	725	911
Available-for-sale debt securities	3,526	3,871
Tax credits(1)	4,646	4,485
Other	494	93
Less: valuation allowance	(76,361)	(56,015)
Total deferred tax assets	$664	$844

Deferred tax liabilities:
Right-of-use assets	$664	$844
Total deferred tax liabilities	$664	$844
Deferred tax assets, net	$—	$—

(1) 2024 balances reflect deferred tax activity related to prior periods that is offset by the valuation allowance and results in no net impact to income tax expense (benefit).

The movements of the valuation allowance for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,
	2025	2024	2023
Balance as of January 1	$(56,015)	$(39,503)	$(38,615)
Additions(1)	(21,522)	(16,912)	(2,079)
Changes through other comprehensive income (loss)	908	(924)	—
Utilization and reversal of valuation allowances	268	1,324	1,191
Balance as of December 31	$(76,361)	$(56,015)	$(39,503)

(1) 2024 balances reflect deferred tax activity related to prior periods that is offset by the valuation allowance and results in no net impact to income tax expense (benefit).

As of December 31, 2025, the Group had U.S. federal, state, and non-U.S. net operating losses (“NOL”) of $155.1 million, $107.8 million, and $40.4 million, respectively. The U.S. federal NOLs may be carried forward indefinitely; the state NOLs will begin to expire in 2036, and the non-U.S. NOLs will begin to expire in 2026. As of December 31, 2025, the Group also has U.S. research and development tax credits of $4.5 million that will begin to expire in 2039.

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses together with other deferred tax assets will not be utilized in the foreseeable future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2025 and 2024.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Due to cumulative losses, the Group has not made any income tax payments (or received any refunds) for the years ended 2025, 2024, and 2023.

11. ORDINARY SHARES

The Company’s authorized share capital is $80,000 comprising of 800,000,000 ordinary shares with a par value of $0.0001 each.

On August 23, 2022, the Company announced it planned to implement share repurchases pursuant to the stock repurchase program previously authorized by its board of directors. Under the stock repurchase program, the Company and its senior management may purchase up to $40 million of its ordinary shares in the form of ADSs in aggregate. In August 2023, the Company’s board of directors authorized the renewal of the stock repurchase program, which became effective on August 15, 2023 and referred to as the 2023 Stock Repurchase Program. Under the 2023 Stock Repurchase Program, the Company may repurchase up to $40 million of its ordinary shares in the form of ADSs in aggregate, for a 12-month period. The Company’s board of directors does not intend to renew the stock repurchase program.

The following is a summary of the Company’s treasury stock transactions during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
Ordinary shares repurchased	—	413,214	10,656,794
ADS equivalent shares repurchased	—	179,658	4,633,389
Treasury shares used for issuance of ordinary shares for vesting of RSUs and exercise of stock options	1,258,737	2,252,047	3,722,394

These repurchased shares are not considered outstanding and were therefore accounted for under the cost method and are included such as a component of shareholder’s equity. As of December 31, 2025, 2024 and 2023, 5,362,497, 6,621,234 and 8,460,067 shares were recorded as treasury stock, respectively.

On August 5, 2025, the Company completed an underwritten offering of 33,333,333 ADSs, representing in the aggregate 76,666,659 ordinary shares, at $1.95 per ADS. The net proceeds from the underwritten offering were approximately $61.2 million after underwriting discounts and commissions and offering expenses.

12. SHARE-BASED COMPENSATION

Predecessor Plans

Prior to the adoption of the 2024 Share Incentive Plan, the Company maintained several equity incentive plans, including the 2017, 2018, 2019, 2020, 2021, 2022, and 2024 Share Incentive Plans (collectively, the “Predecessor Plans”). These plans were designed to attract and retain key personnel through equity-based awards. As of December 31, 2025, no shares remained available for issuance under any of the Predecessor Plans.

2025 Omnibus Share Incentive Plan

On September 3, 2025, the Company adopted the 2025 Omnibus Share Incentive Plan (the “2025 Plan). The maximum aggregate number of ordinary shares of the Company authorized for issuance under the 2025 Plan is 18,810,820 ordinary shares plus (a) any returning shares which become available from time to time, plus (b) the sum of any shares which, but for the termination of the Predecessor Plans immediately prior to the effective date, were at such time reserved and available for issuance under the Predecessor Plans but not issued or subject to outstanding awards. As of December 31, 2025, 19,011,452 ordinary shares were available to issue under the 2025 Plan.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2025 Share Incentive Scheme

On September 3, 2025, the Company adopted the 2025 Share Incentive Scheme (the “2025 Scheme”). The maximum aggregate number of ordinary shares of the Company authorized for issuance under the 2025 Scheme is 13,238,741 ordinary shares.

Options

The Company’s stock option grants are subject to service-based vesting conditions, generally vest over a three- to four-year period, and have a ten-year contractual term. These stock options are accounted for as equity awards in accordance with ASC 718, Compensation—Stock Compensation and are subject to forfeiture until vested through continued employment or service with the Company.

The following is a summary of stock options activities during the years ended December 31, 2025:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	options	price	term (years)	$
Outstanding as of December 31, 2024	12,082,166	$1.45	9.1	$—
Granted(1)	19,207,847	1.47	—	—
Exercised	(347,843)	0.57	—	—
Forfeited	(1,643,477)	1.29	—	—
Expired	(941,339)	5.86	—	—
Outstanding as of December 31, 2025	28,357,355	$1.34	9.3	$15,395
Options vested and exercisable as of December 31, 2025	4,864,787	$1.42	8.4	$5,101

(1)
Included in the granted options were 15,989,193 options subject to both service-based and market-based vesting conditions tied to the Company’s share price at one or more specified thresholds (the “Market and Service-based Options”). As of December 31, 2025, 15,989,193 Market and Service-based Options remained outstanding.

Service-based Options

For the years ended December 31, 2025, 2024 and 2023, the Group recognized a total share-based compensation expense of $1.6 million, $(1.5) million and $5.1 million, respectively, related to awards with service-based vesting conditions (the “Service-based Options). The expense reduction for the year ended December 31, 2024 was largely driven by a significant reduction in headcount due to the shift in business strategy in 2024. As of December 31, 2025, total unamortized share-based compensation expense related to unvested Service-based Options was $6.8 million, which is expected to be recognized over a weighted-average period of 3.3 years.

The total intrinsic value of Service-based Options exercised during the year ended December 31, 2025 was $0.4 million. No Service-based Options were exercised during the years ended December 31, 2024 and 2023.

During the years ended December 31, 2025 and 2024, the Group estimated the fair value of Service-based Options using the Black Scholes Option Pricing Model (“BSOPM”) on the grant dates. During the year ended December 31, 2023 the Group estimated the fair value of Service-based Options using the BSOPM and Binomial Option Pricing Model (“BOPM”) on the grant dates. The weighted average grant-date fair value per ordinary share of Service-based Options granted during the years December 31, 2025, 2024, and 2023 was $1.99, $0.47, and $1.26, respectively.

The BSOPM and BOPM require a number of assumptions in order to derive a fair value determination for each type of award. Expected volatility is derived from a combination of the historical volatilities of the Group and select publicly traded peers for a period consistent with the underlying instrument’s expected term. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield curve of a zero-coupon, U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. The expected exercise multiple is estimated as the average ratio of the stock price to the exercise price when employees

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

decide to voluntarily exercise their vested options. Dividend yield is based on the Group’s history and expected future actions. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

The assumptions used in the valuation models were as follows:

	Years ended December 31,
	2025	2024
Fair value of ordinary shares	$2.41	$0.71
Weighted average expected term (years)	6.5	5.9
Weighted average expected volatility	91.7%	87.2%
Risk-free interest rate	3.8%	4.4%
Dividend yield	—	—

Year ended December 31, 2023
Weighted average expected volatility	59.2%
Risk-free interest rate	3.9%
Exercise multiple	2.8
Time to maturity	10
Dividend yield	—

Market and Service-based Options

Compensation expense for the Market and Service-based Options will be recognized over the vesting period of the awards based on the fair value of the award at the grant date, regardless of whether the market condition is satisfied. The fair value of Market and Service-based Options granted is estimated using a Monte Carlo simulation to address the path-dependent nature of the market-based vesting conditions. Based on the award term, equity value, expected volatility, risk-free rate, and a series of random variables with a normal distribution, the future equity value was simulated. Each trial within the simulation includes assumptions of achieving a per share valuation level of the Company’s Ordinary Share Equivalents as stipulated in the agreement to determine whether the market-based conditions are met resulting in vesting or not, and the future value of the award. Ordinary Share Equivalent refers to the number of ordinary shares into which an option, RSU, or other equity-based instrument would convert at the election of the holder on a proportional basis, considering the ratio of ADS to ordinary shares. Our ADSs are publicly traded, whereas our ordinary shares are not. The valuation of stock options, RSUs, or other equity-based instruments is based on the implied ordinary share price, derived from the market price of ADSs, adjusted for the ADS-to-ordinary-share conversion ratio and any applicable differences in liquidity, marketability, or other relevant factors.

For the year ended December 31, 2025, the Group recognized a total share-based compensation expense of $3.2 million related to Market and Service-based Options. The Group did not record any share-based compensation expense related to the Market and Service-based Options for the year ended December 31, 2024 and 2023. As of December 31, 2025, total unamortized share-based compensation expense related to unvested Market and Service-based Options was $22.8 million, which is expected to be recognized over a weighted-average period of 2.5 years.

The weighted-average grant date fair value of the Market and Service-based Options granted during the year ended December 31, 2025 was $1.63.

No Market and Service-based Options were granted during the years ended December 31, 2024 and 2023.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The assumptions used in the valuation model were as follows:

Year ended December 31, 2025
Fair value of ordinary shares	$1.97
Weighted average expected term (years)	2.8
Weighted average expected volatility	82.5%
Risk-free interest rate	3.8%
Dividend Yield	—

RSUs

The Company grants RSUs to employees and non-employee directors. RSUs are subject to service-based vesting conditions and generally vest over a three- to four-year period. The fair value of RSUs is measured at the grant date based on the market price of the Company’s stock and is recognized as compensation expense over the vesting period.

The following is a summary of RSU activities during the years ended December 31, 2025:

		Weighted average
	Number of	grant date
	RSUs	fair value
Unvested as of December 31, 2024(1)	5,377,416	$0.75
Granted	1,347,209	1.74
Vested	(910,939)	1.39
Forfeited	(554,621)	1.33
Unvested as of December 31, 2025(1)	5,259,065	$0.83

(1)
Included in the unvested awards as of December 31, 2025 and 2024 were 2,863,500 units that will be eligible to vest upon the satisfaction of specified market-based conditions tied to the price of the Company’s publicly traded shares at three distinct price threshold levels (the “Market-based Units”). As of December 31, 2025, 2,863,500 Market-based Units remained outstanding.

Time-based Units

For the years ended December 31, 2025, 2024 and 2023, the Group recorded a total share-based compensation expense of $0.6 million, $(1.9) million and $5.8 million, respectively, related to awards with service-based vesting conditions (the “Time-based Units”). The expense reduction for the year ended December 31, 2024 was largely driven by a reduction in headcount due to the shift in business strategy in 2024. As of December 31, 2025, total unamortized share-based compensation expense related to unvested Time-based Units was $2.2 million, which is expected to be recognized over a weighted-average period of 1.9 years.

The weighted-average grant date fair value of the Time-based Units granted during the years ended December 31, 2025, 2024 and 2023 was $1.74, $0.76 and $10.05, respectively.

Performance-based Units

For the year ended December 31, 2024, the Group recorded a total share-based compensation expense of $0.7 million related to the Performance-based Units. The Group did not record any share-based compensation expense related to the Performance-based Units for the years ended December 31, 2025 and 2023. As of December 31, 2025, the Group did not have any unamortized share-based compensation expense related to unvested Performance-based Units.

The weighted-average grant date fair value of the Performance-based Units granted during the year ended December 31, 2024 was $0.76. No Performance-based Units were granted during the years ended December 31, 2025 and 2023.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Market-based Units

Compensation expense for the Market-based Units will be recognized over the vesting period of the awards based on the fair value of the award at the grant date, regardless of whether the market condition is satisfied. The fair value of Market-based Units granted is estimated using a Monte Carlo simulation.

For the years ended December 31, 2025 and 2024, the Group recognized total share-based compensation expense of $0.3 million and less than $0.1 million, respectively, of share-based compensation expense related to the Market-based Units. The Group did not record any share-based compensation expense related to the Market-based Units for the year ended December 31, 2023. As of December 31, 2025, total unamortized share-based compensation expense related to the Market-based Units was $0.8 million, which is expected to be recognized over a period of 3.1 years.

The weighted-average grant date fair value of the Market-based Units granted during the year ended December 31, 2024 was $0.40. No Market-based Units were granted during the years ended December 31, 2025 and 2024.

The assumptions used in the valuation model were as follows:

Year ended December 31, 2024
Fair value of common stock	$0.47
Weighted average expected term (years)	4.2
Weighted average expected volatility	85.0%
Risk-free interest rate	4.4%
Dividend yield	—

For the year ended December 31, 2025, the Group recognized total share-based compensation expense of $0.3 million related to shared based awards from a consolidated voting interest entity.

The total share-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items in the consolidated statements of comprehensive loss:

	Year Ended December 31,
	2025	2024	2023
Research and development expenses	$307	$1,576	$2,884
Administrative expenses	5,667	(3,525)	7,355
Equity in loss of affiliate	—	(674)	682
Total	$5,974	$(2,623)	$10,921

13. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements.

Licensing Agreements

Licensing Agreement with AffaMed

On October 14, 2025, in connection with the Series A Subscription Agreement, the Group through Visara, entered into an assignment and assumption agreement with AffaMed pursuant to which AffaMed assigned certain rights to develop, commercialize and otherwise exploit VIS-101 to Visara in countries worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea and India (the “ex-China Rights”) under the existing exclusive license agreement dated November 6, 2021 between AffaMed and AskGene. As consideration for the assignment, Visara paid $5.0 million in cash and issued 16,150,000 shares of its Series A preferred stock pursuant to the Series A Subscription Agreement to AffaMed. AffaMed is an affiliate

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

of CBC Group, one of the Group’s principal shareholders. See Note 17 – Related Party Balances and Transactions for details regarding the Group’s related party relationship and transactions.

Licensing Agreement with AskGene and Everest

On October 15, 2025, the Group, through Visara, entered into an licensing agreement with AskGene for an exclusive royalty-bearing license to develop VIS-101 in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Asian Territories”) for an upfront payment in the amount of $7.0 million and reimbursement of certain costs incurred in connection with AskGene’s ongoing Phase 2a study and long-term toxicology study of VIS-101 up to an aggregate amount of RMB 24 million. On October 28, 2025, Visara assigned its rights in the Asian Territories to Everest Medicines (Singapore) Pte. Ltd. (“Everest”) for an upfront payment in the amount $7.0 million and assumption of all payment obligations under the license agreement between Visara and AskGene. For the year ended December 31, 2025, there was no impact to the Group’s consolidated statements of comprehensive loss resulting from the aforementioned transactions because the assignment of the license to Everest was contemplated as part of the overall transaction structure at the time the October 15, 2025 AskGene exclusive license agreement was executed. Everest, an affiliate of CBC Group, and CBC Group are our principal shareholders. See Note 17 – Related Party Balances and Transactions for details regarding the Group’s related party relationship and transactions.

Collaboration Arrangements

Collaboration Agreement with ABL Bio

In July 2018, the Group entered into a collaboration agreement with ABL Bio, which has been subsequently amended, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product. Following the divestiture of its Greater China assets and business operations and as of the date of this annual report, the Group's rights in the collaboration agreement are limited to a 50/50 split for worldwide rights excluding Greater China and South Korea. Under the Collaboration Agreement with ABL Bio, the Group recognized cost sharing reimbursements of $5.9 million during the year ended December 31, 2025 as a reduction in research and development expense. No cost sharing reimbursements were recognized during years ended December 31, 2024 and 2023.

Collaboration Agreements with Tracon Pharmaceuticals, Inc.

In November 2018, the Group entered into collaboration agreements with Tracon Pharmaceuticals, Inc. (“Tracon”) whereby the Group and Tracon agreed to (i) co-develop the Group’s proprietary CD73 antibody, TJD5, and (ii) collaborate to co-develop up to five bispecific antibodies. Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for other reasons. In April 2020, Tracon issued a notice of disputes with respect to these agreements. In February 2021, the Group sent Tracon a notice to terminate the agreement the Group entered into with Tracon to co-develop TJD5, which would result in a prespecified termination fee of $9.0 million owing to Tracon. The disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of $9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with the Group. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by NovaBridge. The financial impacts of the transaction were allocated to discontinued operations for the periods presented.

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

NovaBridge Biosciences

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

Global Strategic Partnership with AbbVie

On September 3, 2020, the Group, through TJBio Shanghai and I-Mab Biopharma U.S. Limited, entered into a license and collaboration agreement with AbbVie Ireland Unlimited Company (“AbbVie”) for the development and commercialization of lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by the Group for the treatment of multiple cancers. Prior to the divestiture of the Greater China assets and business operations, TJBio Shanghai was a wholly-owned subsidiary of the Group. The collaborative agreement became effective December 10, 2020, on which date the Group was entitled to a non-refundable upfront payment of $180.0 million and received milestone payment of $20.0 million from AbbVie. The Group was eligible to receive from AbbVie additional development, regulatory and commercial milestone payments, as well as tiered royalties on global net sales outside of Mainland China, Macau, and Hong Kong.

The Group identified three performance obligations: (1) grant of lemzoparlimab license upon the effective date, (2) delivering the Study I initial development services, and (3) delivering the Study II initial development services.

In August 2022, the Group and AbbVie entered into an amendment to the original license and collaboration agreement dated September 3, 2020 and amended certain economics of the original agreement. Under the amendment, the Group would be eligible to receive from AbbVie up to $1.295 billion in development, regulatory, and sales milestone payments, plus tiered royalties on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments plus tiered royalties for the already licensed CD47 compounds.

As a result of the amendment, the Group reassessed the transaction price under the amended agreement and excluded certain variable considerations that were no longer probable of being received. The original consideration of $200.0 million was re-allocated to the three performance obligations based on the relative stand-alone selling price at the amendment date. The allocated price for the grant of the lemzoparlimab license, Study I, and Study II was $183.0 million, $8.8 million, and $8.2 million, respectively. As of the amendment date, based on the updated transaction price and the progress of each performance obligation, the Group recorded in continuing operations a cumulative catch-up adjustment which resulted in a reduction of revenue of $5.8 million, offsetting this amount, revenue of $1.5 million was recorded for the ongoing Study I and Study II initial development services for the year ended December 31, 2022.

On September 21, 2023, the Group received a notice from AbbVie to terminate the license and collaboration agreement. The termination of the license and collaboration agreement in its entirety by AbbVie was based on the previous program discontinuation and AbbVie’s strategic decision. The termination took effect on November 20, 2023. As a result, contract liabilities of $0.6 million related to Study I and Study II were recognized as licensing and collaboration revenue for the year ended December 31, 2023.

The Company did not recognize any licensing and collaboration revenue during the years ended December 31, 2025 and 2024.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. OTHER INCOME (EXPENSE), NET

The following table summarizes other income (expenses), net recognized for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
	2025	2024	2023
Recognition of accumulated gain associated with available-for- sale debt securities	3,412	—	—
Change in fair value of equity securities	(5,164)	—	—
Settlement of TJ Biopharma repurchase obligations	—	(12,388)	—
Change in fair value and extinguishment of put right liabilities	—	13,852	(1,118)
Net foreign exchange losses	(4)	(5,573)	(8,044)
Income of incentive payment from depository bank	256	1,273	1,214
Impairment of long-lived assets	—	(1,246)	—
Others	(182)	(636)	(142)
Total Other income (expense), net	$(1,682)	$(4,718)	$(8,090)

15. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	Year Ended December 31,
	2025	2024	2023
Numerator:
Net loss from continuing operations	$(88,340)	$(49,696)	$(82,217)
Less: net loss attributable to redeemable noncontrolling interests	(42,071)	—	—
Net loss from continuing operations attributable to NovaBridge	(46,269)	(49,696)	(82,217)
Net gain (loss) from discontinued operations attributable to NovaBridge	—	27,466	(125,512)
Net loss attributable to NovaBridge	$(46,269)	$(22,230)	$(207,729)

Denominator:
Denominator for basic and diluted income (loss) per share calculation- weighted average number of common shares outstanding	220,258,932	186,728,372	191,423,850

Net loss per share from continuing operations attributable to NovaBridge - basic and diluted	$(0.21)	$(0.27)	$(0.43)
Net gain (loss) per share from discontinued operations attributable to NovaBridge - basic and diluted	$—	$0.15	$(0.66)
Net loss per share attributable NovaBridge - basic and diluted	$(0.21)	$(0.12)	$(1.09)

The Group uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive for purposes of reporting loss per share for discontinued operations. The control number concept requires that the same number of potentially dilutive securities applied in computing diluted earnings per share from continuing operations be applied to all other categories of income or loss, regardless of their anti-dilutive effect on such categories. The effects of all outstanding RSUs and stock options have been excluded from the computation of diluted loss per share for the years ended December 31, 2025, 2024 and 2023 as their effects would be anti-dilutive to the control number. The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Year Ended December 31,
	2025	2024	2023
RSUs	5,259,065	5,377,416	1,543,009
Stock options	28,357,355	12,082,166	617,707

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. COMMITMENTS AND CONTINGENCIES

On February 6, 2024, the Group entered into definitive agreements with TJBio Hangzhou and its investors which provided that the Group’s wholly-owned subsidiary, I-Mab Hong Kong, would transfer the equity interests it held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of certain existing repurchase obligations owed by I-Mab Hong Kong to those shareholders.

In connection with the divestiture of its Greater China assets and business operations, the Group transferred the equity interests it held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately $183 million. However, the non-participating shareholders of TJBio Hangzhou have initiated legal proceedings against I-Mab Hong Kong and the Group in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders sought monetary relief amounting to $17.4 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceeding were concluded and NovaBridge settled with the non-participating shareholders in the second half of 2024.

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

The Group did not have significant contingencies or guarantees as of December 31, 2025 and 2024.

17. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group for the years ended December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Group
I-Mab Biopharma (Hangzhou) Co., Ltd	A subsidiary of the Group before September 15, 2020; Affiliate of the Group from September 15, 2020 to April 2, 2024.
ABio-X Holdings, Inc.

A wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P. C-Bridge Healthcare Fund V, L.P. and its affiliates hold more than 15% of the total outstanding shares of the Company.

Everest Medicines (Singapore) Pte. Ltd	A subsidiary of Everest Medicines Limited, one of Group’s principal shareholders.
AffaMed Therapeutics (HK) Limited	An affiliate of CBC Group, one of the Group’s principal shareholders.
C-Bridge Joint Value Creation (HK) Limited	A subsidiary of CBC Group, one of the Group’s principal shareholders.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table summarizes the Group’s major transactions with related parties for the periods presented:

		Years ended December 31,
		2025		2024		2023
Transactions involving payments received from related parties:
Everest Medicines (Singapore) Pte. Ltd	Reimbursement of upfront licensing payment for rights to develop VIS-101 in Asian Territories	$7,000	(1)	$—		$—

Transactions involving payments paid to related parties:
AffaMed Therapeutics (HK) Limited	Payment for ex-China rights to VIS-101	$5,000	(2)	$—		$—
ABio-X Holding, Inc.	Payment for business development and related services performed related to VIS-101	1,200	(2)	—		—
I-Mab Biopharma (Hangzhou) Co., Ltd	Investment in Series C round of financing	—		19,000	(3)	—
ABio-X Holding, Inc.	Consulting and rent expenses	100		239		—
C-Bridge Joint Value Creation (HK) Limited	Consulting and rent expenses	500		—		—
Total payments to related parties		$6,800		$19,239		$—

Research and development activities with related parties:
AffaMed Therapeutics (HK) Limited	IPR&D asset acquired with no alternative use recognized in research and development expenses	$47,071	(2)	$—		—

(1)
See Note 13 – Licensing and Collaboration Arrangements for additional information related to the Visara licensing transactions.
(2)
In connection with the Visara Series A Subscription Agreement, the Group agreed to pay $2.0 million to ABio-X for business development and related services. During the year ended December 31, 2025, the Group paid $1.2 million and accrued the remaining $0.8 million, which was included in accruals and other payables in the consolidated balance sheets as of December 31, 2025. See Note 5 – Asset Acquisitions and Strategic Transactions for additional information related to the Visara Series A Subscription Agreement.
(3)
See to Note 8 – Investments and Put Right Liabilities for additional information related to the series C financing transaction.

The following table summarizes the amounts due to related parties for the periods presented:

		As of December 31,
		2025	2024
ABio-X Holding, Inc.	Accruals and other payables	$1,131	$—

Amounts due from/to subsidiaries of the Company are interest-free, unsecured and repayable on demand.

18. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, and other receivables. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2025 and 2024, all of the Groups cash and cash equivalents and short-term investments were held by major financial constitutions located in the PRC and international financial institutions outside of the PRC. Management believes these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

NovaBridge Biosciences

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SUBSEQUENT EVENTS

In January 2026, the Group completed the sale of a portion of its series C shares in TJ Biopharma, representing approximately 3.2% of its ownership interest, to four external investors for a total consideration of $13.1 million. Upon completion of the transaction, the Group’s ownership in TJ Biopharma decreased to approximately 9.01%.