Form 20-F/A
period 2025-12-31
NovaBridge Biosciences
filed 2026-06-16
CIK 1778016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Date of event requiring this shell company report _______________________

Commission file number 001-39173

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

* Not for trading, but only in connection with the registration of American depository shares.

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

Large accelerated filer ☐	Non-accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31,2025 originally filed with the U.S. Securities and Exchange Commission on April 7, 2026 (the “Original Filing”) is being filed for the sole purpose of correcting certain inadvertent errors in previously reported beneficial ownership information. The corrected information does not affect the Company’s audited financial statements filed with the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1 and 12.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

	Ordinary Shares Beneficially Owned
	Number(1)%
Directors and Executive Officers:**
Wei Fu (2)	30,499,709	11.5
Emmett T. Cunningham, Jr. M.D., Ph.D, MMPH	—	—
Chun Kwok Alan Au	262,414	*
Conor Chia-hung Yang	262,414	*
Robert Lenz, M.D., Ph.D.	—	—
Xin Liu	—	—
Ian Ying Woo	—	—
Xi-Yong (Sean) Fu	775,698	*
Sean Wuxiong Cao, Ph. D.	101,023	*
Phillip Dennis, M.D., Ph.D.	1,068,824	*
Ming (Kyler) Lei	—	—
Liwei (Lorraine) Lin	—	—
Cong (Claire) Xu	741,308	*
All Directors and Executive Officers as a Group	33,711,390	12.7
Other Principal Shareholders:
Everest Medicines Limited (3)	42,524,716	16.0
C-Bridge entities (4)	30,499,709	11.5
T INVESTMENT LIMITED (5)	18,795,651	7.1
Hillhouse entities (5)	13,755,306	5.2

___________

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
(2)
Represents (i) 5,123,549 ADSs (representing 11,784,164 ordinary shares) directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (ii) 1,583,284 ADSs (representing 3,641,554 ordinary shares) directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (iii) 2,423,721 ADSs (representing 5,574,560 ordinary shares) directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iv) 1,030,237 ADSs (representing 2,369,546 ordinary shares) directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 3,099,950 ADSs (representing 7,129,885 ordinary shares) directly held by Nova Aqua Limited, a British Virgin Islands limited liability company that is held through a trust established by Mr. Wei Fu (as the settlor) for the benefit of Mr. Wei Fu and his family. IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are collectively referred to as the C-Bridge entities. CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. Mr. Wei Fu is the sole director of C-Bridge Capital GP, Ltd. Information relating to the C-Bridge entities and regarding beneficial ownership is based on the information contained in the Schedule 13D/A filed by the C-Bridge entities on February 3, 2026. The business address of these entities is 88 Market Street, #46-04/05 Capitaspring, Singapore (048948).
(3)
Represents 42,524,716 ordinary shares directly held by Everest Medicines Limited, a Cayman Islands limited liability company. Information relating to Everest Medicines Limited and regarding beneficial ownership is based on the information contained in the Schedule 13D filed by Everest Medicines Limited on August 5, 2025. Everest Medicines Limited is a public company listed on the HKEX and controlled by funds which are under common control of the C-Bridge entities (as defined below), which, in turn, are controlled by Mr. Wei Fu. The business address of Everest Medicines Limited is 36 Robinson Road, #20-01 City House, Singapore 068877.
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
(5)
Represents 5,980,568 ADSs (representing 13,755,306 ordinary shares) held by funds managed by HHLR Advisors, Ltd., or HHLR, an exempted Cayman Islands company. HHLR acts as the sole investment manager of YHG Investment, L.P., or YHG, and the sole management company of HHLR Fund, L.P., or HHLR Fund. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG and HHLR Fund. HIM acts as the sole management company of Hillhouse Fund IV, L.P., or Fund IV. Fund IV owns HH IMB Holdings Limited, or HH IMB. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB. HH IMB, YHG and HHLR Fund are collectively referred to as the Hillhouse entities. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Form 13F filed by HHLR on February 17, 2026. The business address of HHLR is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, E9 KY1-9006.

To our knowledge, as of March 24, 2026, 258,164,444 of our ordinary shares were held by three record holders in the United States, representing approximately 97% of our total outstanding shares, substantially all of which were held by Citibank, N.A. (“Citibank”), the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1

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

2.5	Description of Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)
3.1	Certificate of Incorporation on Change of Name (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on October 29, 2025)

Exhibit No.	Description of Exhibit
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

4.4	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form S-8 (File No. 333-239871) filed with the SEC on July 15, 2020)
4.5	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-256603) filed with the SEC on May 28, 2021)
4.6	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265684) filed with the SEC on June 17, 2022)
4.7	2024 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form S-8 (File No. 333-279842) filed with the SEC on May 30, 2024)
4.8	2025 Omnibus Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-290195) filed with the SEC on September 11, 2025)
4.9	2025 Share Incentive Scheme (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-290195) filed with the SEC on September 11, 2025)
4.10†

License and Collaboration Agreement, dated as of July 26, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 29, 2020)

4.11

Amendment to Collaboration Agreement, dated as of November 5, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.12

Amendment Two to Collaboration Agreement, dated as of November 22, 2018, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.13#

Amendment Three to Collaboration Agreement, dated as of May 24, 2019, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.14

Amendment Four to Collaboration Agreement, dated as of December 26, 2019, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.15

Amendment Five to Collaboration Agreement, dated as of June 30, 2020, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.16†

Amendment Six to Collaboration Agreement, dated as of September 24, 2021, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

Exhibit No.	Description of Exhibit
4.17#

Amendment Seven to Collaboration Agreement, dated as of May 22, 2024, between the Registrant, ABL Bio and TJ Biopharma (Shanghai) Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.18*

Amendment Eight to Collaboration Agreement, dated as of November 2, 2025, between the Registrant and ABL Bio (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)

4.19

Fourth Amended and Restated Shareholders Agreement, dated as of July 25, 2019 between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019)

4.20

Subscription Agreement, dated as of September 3, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 2 of the Schedule 13D (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on September 14, 2020)

4.21

Amendment to Subscription Agreement, dated as of December 17, 2020, among the Registrant and certain affiliates of Hillhouse (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A (File No. 005-91674) jointly filed by Hillhouse Capital Advisors, Ltd. and Hillhouse Capital Management, Ltd. with the SEC on December 21, 2020)

4.22

Form of Subscription Agreement, dated as of September 3, 2020, between the Registrant and certain investors (other than Hillhouse) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.23†

License and Collaboration Agreement, dated as of September 3, 2020, among I-Mab Shanghai, I-Mab U.S. and AbbVie Ireland Unlimited Company (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333- 251050), as amended, initially filed with the SEC on December 1, 2020)

4.24†

Amendment No.1 to the License and Collaboration Agreement dated as of August 15, 2022 among I-Mab Shanghai, I-Mab U.S. and AbbVie Global Enterprise Ltd. (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on May 1, 2023)

4.25†

English translation of Shareholders Agreement, dated as of September 15, 2020, among I-Mab Biopharma (Hangzhou) Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-251050), as amended, initially filed with the SEC on December 1, 2020)

4.26†

English translation of Equity Transfer Agreement of I-Mab Biopharma Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Bio-tech (Tianjin) Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and I-Mab Biopharma Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.27

English translation of Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd., dated February 6, 2024, entered into by and among I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.28

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Investment Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Co., Ltd., I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to

Exhibit No.	Description of Exhibit
Exhibit 99.4 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)
4.29

English translation of I-Mab Biopharma (Hangzhou) Co., Ltd. Shareholders’ Agreement, dated February 6, 2024, entered into by and among I-Mab, I-Mab Biopharma Hong Kong Limited, I-Mab Biopharma (Hangzhou) Co., Ltd. and the other parties thereto (incorporated herein by reference to Exhibit 99.5 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on February 7, 2024)

4.30†#

Clinical Trial Collaboration Agreement, dated as of June 5, 2024, among I-Mab US and Bristol-Myers Squibb Company (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)

4.31

Assignment and Assumption Agreement, dated as of October 14, 2025, by and between Visara, Inc. and AffaMed Therapeutics (HK) Limited (incorporated by reference to exhibit 1.2 to the Current Report on Form 6-K/A (File No. 001-39173) furnished with the SEC on October 24, 2025)

4.32

Exclusive License Agreement, dated November 6, 2021, by and between AskGene Pharma, Inc. and AffaMed Therapeutics (HK) Limited (incorporated by reference to exhibit 1.3 to the Current Report on Form 6-K/A (File No. 001-39173) furnished with the SEC on October 24, 2025)

4.33

Exclusive License Agreement, dated as of October 15, 2025, by and between AskGene Pharma, Inc. and Visara, Inc. (incorporated by reference to exhibit 1.4 to the Current Report on Form 6-K/A (File No. 001-39173) furnished with the SEC on October 24, 2025)

4.34*

Assignment and Assumption Agreement, dated October 28, 2025, by and between Visara, Inc., and Everest Medicines (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)

4.35

Series A Preferred Stock Subscription Agreement, dated October 14, 2025 by and between Visara, Inc., I-Mab, and AffaMed Therapeutics (HK) Limited (incorporated by reference to exhibit 1.1 to the Current Report on Form 6-K/A ( File No. File No. 001-39173) furnished with the SEC on October 24, 2025)

8.1*	Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 3, 2025)
11.2*	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)
12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*

Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.1 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)

13.2*

Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.2 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)

15.1*	Consent of JunHe LLP (incorporated herein by reference to Exhibit 15.1 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)

Exhibit No.	Description of Exhibit
15.2*	Consent of PricewaterhouseCoopers LLP (incorporated herein by reference to Exhibit 15.2 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 15.3 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)
15.4*	Consent of Harney Westwood & Riegels (incorporated herein by reference to Exhibit 15.4 to the annual report on Form 20-F (File No. 001-39173) filed with the SEC on April 7, 2026)
15.5	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39173) furnished with the SEC on August 7, 2024)
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39173) furnished with the SEC on April 30, 2024)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

___________

* Previously filed

** Filed herewith

† Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

# Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

NovaBridge Biosciences

By: /s/ Kyler Lei______________________

Name: Kyler Lei

Title: Chief Financial Officer

Date: June 16, 2026

1